Form 20-F
period 2002-12-31
ONCOLYTICS BIOTECH INC
filed 2003-06-27
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to _______________________

Commission file number 0-15276

ONCOLYTICS BIOTECH INC
(exact name of Registrant as specified in its charter)

Province of Alberta, Canada
(Jurisdiction of incorporation or organization)

Sutie #210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares without par value	Name of each exchange on which registered NASDAQ Small Cap

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

As at June 19, 2003 the total number of issued and outstanding common shares of Oncolytics Biotech Inc. was 24,551,960.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17               Item 18  [X]

TABLE OF CONTENTS

Note Regarding Forward Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Oncolytics Biotech Inc. (“Oncolytics”, or the “Company”), or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

        Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of the Company’s technologies; the timing and results of clinical studies related to the Company’s technologies; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Annual Report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•	uncertainty as to the Company's ability to achieve the goals and satisfy assumptions of management;
•	the uncertainties related to the outcome of clinical studies and the long process related to such studies;
•	the need for regulatory approvals to market REOLYSIN(R)and other products of the Company;
•	the Company's need for additional financing which may not be available on acceptable terms or at all;
•	uncertainty as to whether the Company will be able to complete any licensing, partnering or marketing arrangements for its technologies;
•	uncertainty as to the market acceptance of the Company's products and the Company's ability to generate sufficient revenues to make its products and technologies commercially viable;
•	the intense competition in the biotechnology industry and risks related to changing technology that may render the Company's technology obsolete; and
•	other factors identified under the heading “Risk Factors”, and those that are discussed or identified in the Company’s other public filings with the SEC.

The Company’s actual results, performance or achievement could differ significantly from those expressed in, or implied by, the Company’s forward-looking statements. Accordingly, the Company cannot assure that any of the events anticipated by the Company’s forward-looking statements will occur, or if they do, what impact they will have on the Company’s results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements.

GLOSSARY OF TERMS

In this Annual Report, unless the context otherwise requires, the following words and phrases shall have the meaning set forth below:

ABCA — Business Corporations Act (Alberta), as amended.

ACB — Alberta Cancer Board.

Activating mutations – a type of genetic mutation that results in a particular protein being active in the absence of an appropriate stimuli. This type of mutation typically leads to the development of a cancerous transformation of a cell.

Adjuvant therapy — a form of therapy that is to be used in conjunction with one or more addition therapies.

Animal model — a human disease given to an animal which exhibits similar or identical characteristics to this disease in humans.

Appropriate Regulatory Authority — means (a) Health Canada, (b) the Food and Drug Administration in the United States, or (c) the comparable authorities in the following countries or areas: United Kingdom, France, Germany, Japan and Benelux (Belgium, Netherlands, and Luxemburg).

Asymptomatic — without any signs or symptoms.

Cancer — a heterogeneous group of diseases that is characterized by the uncontrolled or aberrant growth of cells. In addition to the uncontrolled growth of these tumour cells, these cells are able to invade and colonize other sites in the body; by definition these tumours are malignant.

Carcinomas — a type of cancer that arises from epithelial tissue.

Cellular proliferative disorder — a heterogeneous group of diseases characterized by the uncontrolled or aberrant growth of cells; is distinct from cancer in that it does not necessarily imply a malignant state.

Cytostatic — any drug or agent that is capable of preventing a cell’s growth and division.

Cytotoxic — any drug or agent that is capable of causing cell death.

Differentiation — a form of growth; a process whereby a cell develops different or more advanced processes than were possessed by the cell before.

Dose limiting toxicity (DLT) — the highest dose of a compound that when administered produces severe or life-threatening toxicity.

Epidermal growth factor — a compound that promotes the growth of cells.

Epidermal growth factor receptor — the cellular receptor that interacts with the epidermal growth factor; a particular family of receptor tyrosine kinases.

Epithelial — the tissue that forms the outer layer of the body surface or the tissue that lines the gut or other hollow structure.

Etiology — the reason or causation of an illness, disease or disorder.

FDA — the Food and Drug Administration

Gastrointestinal tract — within the digestive system including the stomach, intestine, and all accessory organs.

Glioblastoma — a specific form of cancer derived from brain tissue.

Gliomas — a specific group of cancers derived from brain tissue.

Good Manufacturing Practices — the current regulatory requirements and standards regarding quality assurance procedures to be adhered to in the manufacturing of therapeutic products established and monitored by various governments including Canada and the United States.

Growth factor receptor — a form of receptor that interacts with growth factors.

HER2/neu/ErbB2 — a form of receptor tyrosine kinase that is frequently overexpressed in breast cancers.

Heritage Foundation — the Alberta Heritage Foundation for Medical Research.

Immune competent — an animal with a fully functional immune system; an animal that can mount a response to a foreign or infectious agent.

Immuno-compromised — an animal that lacks a fully functioning immune system.

Investigational New Drug Submission (or IND) — documentation filed with government agencies responsible for evaluating and licensing pharmaceutical drugs. This documentation is necessary for the initiation of clinical trials.

In Vivo — in the living body.

In Vitro — in an artificial environment, such as a test tube or petrie dish.

Lesion — a morbid change in the functioning or texture of an organ or tissue.

Malignant disease — refers to a tumour that tends to invade normal tissue and/or to reoccur after removal; cancerous.

Maximum tolerated dose (MTD) — the highest does of a compound that can be delivered before any toxic effects can be observed.

Metastasize — the process whereby a tumour cell is able to leave the original tumour mass and spread to secondary sites in the body forming additional tumour sites.

Mitogenic — a drug or agent that promotes cellular division or growth.

Myeloid leukemia — a specific type of leukemia.

Neoplasia — a group of diseases characterized by uncontrolled cell growth, including, but not limited to, cancer.

Nucleus — an organelle in the cell that contains genetic material.

Oncology — the study and treatment of cancer and tumours.

Overexpression — the presence of cellular components in a cell in excess of amounts that would be expected to be found in a normal cell.

Patent Cooperation Treaty or PCT — an international patent treaty, of which Canada is a signatory, whereby a single international patent application can be filed in the applicant’s or inventor’s home country for possible protection of intellectual property in over 100 PCT member countries.

PKR (or double stranded RNA dependent protein kinase) — a host protein that plays a key role in regulating the cell’s antiviral activity.

Platelet-derived growth factor receptor (PDGFR) — the cellular receptor that interacts with the platelet-derived growth factor.

Ras — a cellular protein that is a key relay in the transmission of growth signals from the outside of the cell to the cell’s nucleus. In a noncancerous cell, Ras is activated in the presence of an appropriate growth signal.

Receptor — a cellular structure, usually found on the cell surface, that can interact with a certain compound to elicit a specific type of cellular response.

Receptor tyrosine kinase (RTK) — a cellular receptor that interacts with a specific molecule such as a growth factor, to initiate cellular signaling to the nucleus. Mutation or overexpression of this type of receptor is frequently seen in the development of a variety of cancers.

REOLYSIN® — is a trademark of the Company for the human reovirus for the treatment of a specific disease.

Reovirus — a double stranded RNA virus first identified in 1959. The name is an acronym for Respiratory Enteric Orphan virus. The virus is given the designate of orphan virus since it is not associated with a known disease state. For the purpose of this prospectus, most reference to reovirus is to reovirus type III Dearing.

RNA — ribonucleic acid; a chemical found in cells.

Share Purchase Agreement — the share purchase agreement among the Vendors, SYNSORB and the Company dated April 21, 1999 providing for the purchase by SYNSORB of all of the issued and outstanding shares in the capital of the Company.

Signal Transduction — The transmission of signals from the cell surface to the cell’s nucleus.

Synchronous lesion — a lesion other than the lesion being treated that is present during the treatment course.

SYNSORB — SYNSORB Biotech Inc. (now Hawker Resources Inc. by name change), a Canadian public company incorporated under the ABCA.

Technology Commercialization Agreement — the agreement between the Company and the Heritage Foundation dated February 9, 1999 providing for a repayable grant of $150,000 to the Company to offset reovirus clinical trial expenditures.

Toxicology — the scientific determination of the quantity of a substance that is required to act adversely in the body.

Tumour — an abnormal growth of tissue whether benign or malignant.

Vendors — Dr. Patrick Lee, Dr. James Strong, Dr. Matthew Coffey, Dr. Bradley Thompson and University Technologies International Inc.

PART I

Item 1 — Identity of Directors, Senior Management and Advisors

Not applicable

Item 2 — Offer Statistics and Expected Timetable

Not applicable

Item 3 — Key Information

A.    Selected Financial Data

The following table sets forth selected financial data regarding the Company’s operating results and financial position in Canadian dollars. See “Currency Translations”. The data has been derived from the Company’s financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation to United States generally accepted accounting principles (“U.S. GAAP”), see note 15 to the financial statements. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto included elsewhere in this Annual Report and managements’ discussion and analysis of results of operations and liquidity and capital resources. See Item 5, “Operating and Financial Review and Prospects”. The comparability of the financial data presented is affected by factors such as significant changes in clinical and production activities, financings and changes in general corporate activities. See Item 3.D, “Risk Factors”.

Selected Financial Data

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999	Period from Inception on April 2, 1998 to December 31, 1998

Operating Revenue(1)	nil	nil	$ 310,000	nil	nil
Net Loss (2)(8)	$ 6,091,486	$ 6,171,461	$3,613,152	$ 574,462	nil
Net Loss U.S. GAAP	$ 6,377,604	$ 6,150,531	$3,559,214	$ 3,074,462	nil
Basic Loss per common
share (3)(7)	$ 0.30	$ 0.34	$ 0.22	$ 0.10	nil
Basic Loss per common
share U.S. GAAP	$ 0.31	$ 0.34	$ 0.22	$ 0.52	nil
Cash dividends declared	nil	nil	nil	nil	nil

	As at December 31
	2002	2001	2000	1999	1998

Total Assets (4)	$17,968,154	$19,072,559	$21,658,403	$ 7,163,823	$ 83,504
Total Assets U.S. GAAP	$12,787,590	$15,999,809	$18,224,153	$ 4,663,823	$ 83,504
Net Assets	$16,558,015	$15,953,878	$19,915,323	$ 6,927,720	$ 4
Net Assets U.S. GAAP	$11,377,351	$13,528,746	$17,469,261	$ 4,427,720	$ 4
Share Capital	$30,305,858	$23,812,953	$21,602,937	$ 5,002,182	$ 4
Shares outstanding (#)(6)	22,145,284	19,191,395	17,488,805	13,669,997	2,145,300
Total cash (5)	$ 8,319,244	$14,970,756	$17,619,110	$ 4,549,177	$ 1,610
Total Long-term Debt (7)	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000

Notes:

(1)

The Company received revenues related to rights to the reovirus for use as a potential treatment for cancer in animals in late 2000. The Company did not receive any similar revenues during the previous or subsequent periods. The only other income received was interest of $208,867 in 2002, $655,212 in 2001, $905,690 in 2000 and $2,909 in 1999 from cash balances. There were no extraordinary items included in net loss for the periods referred to above.

(2)

Net loss for 2002 was net of income tax recovery of $647,618 ($340,570 – 2001; $126,812 — 2000), related to the introduction of the liability method of tax allocation effective January 1, 2000. See note 13 to the financial statements.

(3)

Diluted loss per common share has not been presented as the effect on loss per share would be anti-dilutive. The basic loss per common share for each period was calculated using the weighted average number of common shares outstanding during the period.

(4)	In 1999 asset values include application of push down accounting and future tax liability accounting. See note 2 to the financial statements.

(5)

Cash in 2002 includes the proceeds from a private placement and the exercise of stock options. Cash in 2001 includes the proceeds from the exercise of stock options and warrants. Cash in 2000 includes the proceeds from a public offering, a private placement and stock options. Cash in 1999 includes the proceeds from two private placements and the Company’s initial public offering.

(6)	Number of shares issued and outstanding as at December 31.

(7)	The long-term debt represents repayable loans from the Heritage Foundation.

(8)	There is no difference between net loss and net loss from operations during the period from inception through 2002.

Currency Translations

The following table sets forth the exchange rates for one Canadian dollar (“$”) expressed in terms of United States dollars (“US$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

Year ended December 31st

	2002	2001	2000	1999	1998	1997

End	0.6329	0.6275	0.6666	0.6925	0.6504	0.6999

Average	0.6368	0.6461	0.6740	0.6744	0.6715	0.7198

High	0.6619	0.6714	0.6983	0.6925	0.7105	0.7487

Low	0.6200	0.6227	0.6397	0.6535	0.6341	0.6945

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar for the last six months.

	May 2003	April 2003	March 2003	February 2003	January 2003	December 2002

High	0.7437	0.6975	0.6822	0.6720	0.6570	0.6461

Low	0.7032	0.6737	0.6709	0.6530	0.6349	0.6329

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currency as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 20, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of one Canadian dollar into United States dollars was $1.00 = US$0.7358.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

B.    Capitalization and Indebtedness

Not applicable

C.    Reason for the Offer and Use of Proceeds

Not applicable

D.    Risk Factors

All of the Company’s potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. The Company is currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before the Company will be able to obtain the approvals of the United States Food and Drug Administration (the “FDA”), Health Canada, and similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by the Company will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favourable results. If the Company is unable to establish that REOLYSIN® is a safe, effective treatment for cancer, it may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by the Company will be affected by numerous factors beyond the Company’s control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
•	proprietary rights of third parties or competing products or technologies may preclude commercialization;
•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

The Company’s product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of the Company’s products may require the development of new manufacturing technologies and expertise. The impact on the Company’s business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Company will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Company’s products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and Health Canada in Canada may deny approval of a product if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and Health Canada may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to its own pharmaceuticals, the Company may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in its customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA, Health Canada and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. The Company cannot predict how long the necessary regulatory approvals will take or whether the Company’s customers will ever obtain such approval for their products. To the extent that the Company’s customers do not obtain the necessary regulatory approvals for marketing new products, the Company’s product sales could be adversely affected.

Health Canada, the FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause the Company to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. The Company could face similar risks in these other jurisdictions, as the risks described above.

The Company’s operations and products may be subject to other government manufacturing and testing regulations

Securing regulatory approval for the marketing of therapeutics by Health Canada in Canada and the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by the Company will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA, Health Canada and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of the Company’s customers may require the manufacturing facilities contracted by the Company to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Company fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. The Company may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Company or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

The Company is subject to regulation by governments in many jurisdictions and, if the Company does not comply with healthcare, drug, manufacturing and environmental regulations, among others, the Company’s existing and future operations may be curtailed, and the Company could be subject to liability.

In addition to the regulatory approval process, the Company may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

The biotechnology industry is extremely competitive and the Company must successfully compete with larger companies with substantially greater resources

Technological competition in the pharmaceutical industry is intense and the Company expects competition to increase. Other companies are conducting research on therapeutics involving the Ras pathway as well as other novel treatments or therapeutics for the treatment of cancer which may compete with the Company’s product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which the Company may compete from time to time, and which may have significantly better and larger resources than the Company. Accordingly, the Company’s competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Company’s competitors will not be more effective, or be more effectively manufactured, marketed and sold, than any that may be developed or sold by the Company. Competitive products may render the Company’s products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

The Company relies on patents and proprietary rights to protect its technology

The Company’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. The Company has patents in the United States, Canada and Europe and has filed applications for patents in the United States and under the PCT, allowing it to file in other jurisdictions. See “Item 4. – Information on the Company – Patent and Patent Application Summary.” The Company’s success will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology in Canada, the United States and other countries. The Company cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect its technology. In addition, no assurance can be given that any patents issued to or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Company.

The patent positions of pharmaceutical and biotechnology firms, including the Company, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of the Company’s current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and the Company.

Similarly, since patent applications filed before October, 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Company cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. There is no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Accordingly, the Company may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and the patents of other parties could require the Company to stop using or pay to use certain intellectual property, and as such, the Company’s competitive position and profitability could suffer as a result.

In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If the Company does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on such patents or in suits in which the Company attempts to enforce its own patents against other parties.

The Company’s products may fail or cause harm, subjecting the Company to product liability claims, which are uninsured

The sale and use of products of the Company entail risk of product liability. The Company currently does not have any product liability insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

The Company has limited manufacturing experience and intends to rely on third parties to commercially manufacture its products, if and when developed.

To date, the Company has relied upon a sole contract manufacturer to manufacture small quantities of REOLYSIN®. The manufacturer may encounter difficulties in scaling up production, including production yields, quality control and quality assurance. Only a limited number of manufacturers can supply therapeutic viruses and failure by the manufacturer to deliver the required quantities of REOLYSIN® on a timely basis at a commercially reasonable price may have a material adverse affect on the Company. The Company has recently completed its program for the development of a commercial process for manufacturing REOLYSIN® and has filed a number of patent applications related to the process. There can be no assurance that the Company will successfully obtain sufficient patent protection related to its manufacturing process.

New products may not be accepted by the medical community or consumers.

The Company’s primary activity to date has been research and development and the Company has no experience in marketing or commercializing products. The Company will likely rely on third parties to market its products, assuming that they receive regulatory approvals. If the Company relies on third parties to market its products, the commercial success of such product may be outside of its control. Moreover, there can be no assurance that physicians, patients or the medical community will accept the Company’s product, even if the Company’s product proves to be safe and effective and is approved for marketing by Health Canada, the FDA and other regulatory authorities. A failure to successfully market its products would have a material adverse affect on the Company’s revenue.

The Company’s technologies may become obsolete

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s products obsolete, less competitive or less marketable. The process of developing the Company’s products is extremely complex and requires significant continuing development efforts and third party commitments. The Company’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business.

The Company may be unable to anticipate changes in its potential customer requirements that could make the Company’s existing technology obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company’s proprietary technology entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

The Company is highly dependent on third party relationships for research and clinical trials

The Company relies upon third party relationships for assistance in the conduct of research efforts, pre-clinical development and clinical trials, and manufacturing. In addition, the Company expects to rely on third parties to seek regulatory approvals for and to market the Company’s product. Although the Company believes that its collaborative partners will have an economic motivation to commercialize the Company’s product included in any collaborative agreement, the amount and timing of resources diverted to these activities generally is expected to be controlled by the third party. Furthermore, if the Company cannot maintain these relationships, its business may suffer.

The Company has no operating revenues and a history of losses.

To date, the Company has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flow or made an operating profit. As of December 31, 2002, the Company had an accumulated deficit of $16,450,561. The Company incurred net losses of $6.1 million, $6.1 million and $3.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company anticipates that it will continue to incur significant losses during 2003 and in the foreseeable future. The Company will not reach profitability until after successful and profitable commercialization of one or more of its products. Even if one or more of its products are profitably commercialized, the initial losses incurred by the Company may never be recovered.

During 2002 and 2001, the Company had no operating revenues. The Company has benefited to date from the receipt of research grants. There can be no assurance that grants will continue to be available to the Company or, if so, at what levels.

The Company may need additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements.

As of December 31, 2002, the Company had cash of $8.3 million and working capital of approximately $7.2 million. The Company anticipates that it may need additional financing in the future to fund research and development and to meet its on going capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in its drug discovery and development programs, progress in its pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to the Company, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed product, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or product. There can be no assurance that the Company will be able to raise additional capital if its current capital resources are exhausted.

The cost of director and officer liability insurance is expected to increase substantially and may affect the ability of the Company to retain quality directors and officers

The Company carries liability insurance on behalf of its directors and officers. Given a number of large director and office liability insurance claims in the U.S. equity markets, director and officer liability insurance is becoming increasingly more expense with increased restrictions. Consequently, there is no assurance that the Company will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit the Company’s ability to attract and maintain directors and officers as required to conduct its business.

The Company is dependent on its key employees and collaborators

The Company’s ability to develop the product will depend, to a great extent, on its ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. The Company is highly dependent on the principal members of its management staff, Dr. Thompson, Dr. Coffey, Mr. Ball, Dr. Gill and Dr. Schnarr, as well as its advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with the Company are affected by a number of influences outside of the control of the Company. The loss of key employees and/or key collaborators may affect the speed and success of product development.

The Company presently carries insurance in the amounts of $2,000,000, $1,000,000 and $500,000 for Dr. Thompson, Dr. Coffey and Mr. Ball, respectively.

The Company’s share price may be highly volatile

Market prices for securities of biotechnology companies generally are volatile. This increases the risk of securities litigation. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology, future sales of shares by the Company or by its current shareholders and other factors could have a significant effect on the market price and volatility of the common shares.

Item 4 — Information on the Company

A.    History and development of the Company

Oncolytics Biotech Inc. was incorporated pursuant to the provisions of the ABCA on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, the Company amended its articles and changed its name to Oncolytics Biotech Inc. On July 29, 1999, the Company further amended its articles by removing the private company restrictions and subdividing its issued and outstanding 2,222,222 common shares to create 6,750,000 common shares.

In April 1999, the Company, the Vendors and SYNSORB entered into the Share Purchase Agreement whereby SYNSORB acquired all of the then outstanding common shares of the Company for a share and cash exchange valued at $2,500,000 paid primarily in common shares of SYNSORB, four milestone payments payable to the Vendors valued, in the aggregate, at up to $4,000,000 and a royalty commitment. Pursuant to an assignment dated July 29, 1999, the obligation to make the milestone and certain royalty payments was assigned from SYNSORB to the Company (the “Assignment of Obligations”). The Company thereby agreed to indemnify and save harmless SYNSORB from all actions, suits, demands, claims, costs, losses, expenses, charges and damages brought against SYNSORB in relation to the payment or non-payment of such obligations, however such assignment does not affect or release SYNSORB from its liabilities and responsibilities under the terms of the Share Purchase Agreement. The Company has made three milestone payments totaling $3,000,000. The final milestone payment is $1.0 million payable within 90 days of the first receipt, in any country, from the Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

In addition to the milestone payments, royalty payments payable to the Vendors will become due and payable in accordance with the Share Purchase Agreement upon realization of sales of REOLYSIN®. In accordance with the Share Purchase Agreement and the related Assignment of Obligations, twenty (20%) percent of the royalty payments or other consideration received by the Purchaser, as defined in the Share Purchase Agreement, as a result of entering into partnerships or other arrangements for the development of the reovirus technology are payable to the Vendors. If REOLYSIN® is developed at commercial levels for distribution to the public, the payments owing to the Vendors referred to in this paragraph will be replaced with a royalty payment of four (4%) percent of net sales received from such products. Certain Vendors have conditionally agreed to reduced royalty rates from those outlined in the Share Purchase Agreement as consideration for revisions to the obligations to these Vendors.

Subsequent to April 21, 1999, SYNSORB’s ownership has been diluted through the Company’s public offerings in August 1999, private offerings by the Company of its common shares and sales of shares by SYNSORB.

On May 7, 2002, the shareholders of the Company approved the release from escrow of 4,725,000 common shares of the Company held by SYNSORB on the condition that 4,000,000 of these shares would be distributed to SYNSORB's shareholders. Effective May 15, 2002, SYNSORB distributed 4,000,000 common shares of the Company to SYNSORB’s shareholders reducing its ownership to nil.

As of December 31, 2002, the Company had 22,145,284 common shares issued and outstanding.

The Company’s principal place of business is located at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada T2N 1X7, and its telephone number is (403) 670-7377.

General

The Company focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Recent scientific advances in oncology, virology, and molecular biology have created opportunities for new approaches to the treatment of cancer. The product presently being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

The Company’s technologies are based on discoveries in the Department of Microbiology and Infectious Diseases at the University of Calgary in the 1990‘s. The Company was formed in 1998 to explore the natural oncolytic capability of the reovirus, a virus that preferentially replicates in cells with an activated Ras pathway.

The product being developed by the Company may represent a novel treatment for certain tumor types and some cellular proliferative disorders. The Company’s product is a virus that is able to replicate specifically in, and hence kill, certain tumor cells both in tissue culture as well as in a number of animal models. See “Narrative Description of the Business – Business of the Company; Scientific Background”.

Set forth below is a summary of the important events in the development of the Company’s business during the year ended December 31, 2002.

Clinical Trials

On March 21, 2002, the Company announced summary results from its Phase I clinical trial of REOLYSIN®. The study examined the administration of escalating dosages of REOLYSIN® directly into a subcutaneous (underneath the skin) tumour in eighteen terminal cancer patients with progressive (actively growing) cancer that had failed to respond to conventional therapies. The primary outcome of the trial was safety. None of the patients receiving reovirus experienced any serious adverse events related to the reovirus, nor were there any dose limiting toxicities detected in any of the patients. The secondary outcomes measured in the study related to tumour responses. Tumour responses were measured at both the treated lesion as well as remote tumour sites. In assessing these interim results, viral activity was defined as a transitory or lasting tumour regression of at least 30% measured in two dimensions against the tumour size prior to injection on the first day of treatment. Evidence of viral activity was detected in 11 of 18 patients (61%), with tumour regression ranging from 32% to 100%.

On July 3, 2002, the Company commenced its Phase I/II clinical trial for recurrent Glioma (brain tumor) for which it had received approval from Health Canada on April 11, 2002. On December 23, 2002, the Company reported positive interim results from the Glioma study. REOLYSIN® appeared to be well tolerated when surgically delivered into the brain during the treatment of the first six patients.

The Company commenced patient enrollment in its clinical trial for T2 prostate cancer on April 16, 2002 enrolling six patients. This trial is designed to allow the Company to measure overall tumour response and examine changes or effects inside the tumour and in surrounding normal tissue, as part of a human clinical trial. On March 31, 2003 the Company reported interim results from the prostate study – See “General Development of the Business – Recent Developments”.

Animal Studies

On February 8, 2002, the Company announced the successful completion of its eighth formal toxicology study of REOLYSIN®. This study involved daily injections of REOLYSIN® for 28 days in a non-tumor bearing canine model. The total cumulative amount of virus injected per animal at the highest dose was more than one hundred times the highest dose used in the recently completed Phase I human clinical trial on a per unit of body weight basis.

On April 18, 2002, the Company reported results from a study conducted by a third party, which examined the use of REOLYSIN® in canines (companion pet dogs) with naturally occurring tumours. The study examined the effect of three injections of REOLYSIN® administered on alternating days directly into a subcutaneous malignant tumour in 17 dogs. Efficacy was assessed by both measurement of tumour response and by histopathological comparison of pre-treatment and post-treatment tumour biopsies (tissue sample comparison). Canines were considered to be evaluable for tumour response only if they were available for all follow-ups. None of the animals were screened for RAS activation of their tumours prior to enrolment. In six of the 15 evaluable canines, the injected tumours were classified as stable disease (five) or partial response (one) on day 32 after the first injection of REOLYSIN®. Fifteen of 17 cases were evaluable by histopathology, where tumour necrosis (cell death) is the primary indication of efficacy in cancer therapy. Nine of 15 (60%) post-treatment biopsies from tumour masses showed increased cell death. Two of the treated masses appeared to be completely replaced by non-cancerous cells and fibrous tissue and another four cases had evidence of cell death in at least 75% of the biopsy sample.

Reovirus for Animal Use

The Company announced on November 20, 2000, that it had entered into an agreement with U.S. based pharmaceutical firm, Pfizer Inc. (“Pfizer”) which had the potential of leading to the development and marketing of a formulation of the reovirus for animal use. It was anticipated that the agreement would also provide information towards the Company’s primary objective of developing the potential of REOLYSIN® as a product for human use. On January 10, 2002, the Company reported that Pfizer had terminated its agreement with the Company for the development of the reovirus as a potential cancer therapeutic for animals. Based upon a review of the information available to the Company, there was nothing that caused concerns with respect to safety or effectiveness of the reovirus as a potential cancer therapy for human use. In addition, the Company eventually received information that has assisted the Company in development of the reovirus as a potential therapeutic. The primary focus of the Company has been and will continue to be the development of REOLYSIN® as a human therapeutic.

Patents

The Company received notification of issuance of two additional patents in the U.S. during 2002, and on March 6, 2002 received notification of its first issued European Patent. In addition, the Company has a number of other patents under application, both in the United States, and through filings under the Patent Cooperation Treaty. See “Item 4. – Information on the Company – Patent and Patent Application Summary.”

Financings and Other Distributions

The Company has completed the following offerings of securities over the past three years:

•	on November 8, 1999, the Company completed its initial public offering of 4,000,000 common shares at a price of $0.85 per share;

•	on February 1, 2000, the Company issued 3,000,000 special warrants at $4.70 per special warrant (all special warrants were exercised on March 9, 2000 into common shares);

•	on July 17, 2000, the Company issued 244,898 common shares at $12.25 per share.

•

on December 11, 2002, the Company issued 1,000,000 units at $2.00 per unit (each unit consisting of one common share and one-half of one common share purchase warrant with each full share purchase warrant exercisable into one common share at an exercise price of $3.00 per share); and

•	on February 10, 2003, the Company issued 140,000 units at $2.00 per unit (each unit consisting of one common share and one-half of one common share purchase warrant with each full share purchase warrant exercisable into one common share at an exercise price of $3.00 per share).

•

On June 19, 2003, the Company announced that it had closed a private placement of 2,120,000 units at $3.00 per unit for gross proceeds of $6.36 million. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant exercisable to acquire one common share for $4.00 per share until December 19, 2004.

Effective May 15, 2002, SYNSORB distributed 4,000,000 common shares in the capital of the Company to its shareholders. See “Item 4. – Business of the Company – General.” These common shares were previously held in escrow; however, upon receipt of approval of the shareholders of the Company, such common shares were distributed without any trading restrictions. In consideration for the early release from escrow of these common shares, the Company acquired certain securities of BCY LifeSciences Inc. (“BCY”) from SYNSORB. See “Item 4. – Information on the Company – History and development of the Company.”

Shareholdings in Other Issuers

As at December 31, 2002 the Company owned 6,890,000 common shares (representing approximately 11.5% of the issued and outstanding common and Class B shares) in the share capital of Transition Therapeutics Inc. (TSXV: TTH), which were acquired by the Company on June 18, 2002 in exchange for the issuance of 1,913,889 common shares in the capital of the Company. Transition Therapeutics is a Canadian biotechnology company developing products for the treatment of diabetes, multiple sclerosis, restenosis and stroke. The Company disposed of these shares on June 6, 2003. See, “Item 4. – Information on the Company – Recent Developments”, below.

The Company also owns 2,394,445 common shares (representing, as at December 31, 2002, approximately 7.6% of the issued and outstanding shares) in the capital of BCY (TSXV: BCY), the right to acquire an additional 200,000 common shares of BCY for no additional consideration upon the attainment of certain milestones by BCY and warrants to purchase up to 694,445 common shares of BCY at an exercise price of $0.27 per share at any time prior to April 23, 2004. BCY is a pharmaceutical company with license rights to technologies to treat certain diseases of the respiratory tract.

Recent Developments

On February 6, 2003, the Company announced the successful completion of its program for the development of a commercial process for the manufacturing of REOLYSIN®, and indicated that it had filed selective patent applications with respect to the process.

On February 14, 2003, the Company announced successful completion of a primate toxicology study testing the safety of intravenous infusion of REOLYSIN® over 28 days. At the maximum daily dose used in the study, each primate received daily from 10 to 100 times the expected maximum single human dose per unit of body weight. The product was well tolerated and no product-related serious adverse events were observed.

On March 6, 2003, the Company announced that it had been granted its sixth U.S. patent. This patent (#6,528,305) covers a method of producing infectious mammalian reovirus, which is developed to be suitable for clinical administration on a cost effective basis. See “Item 4. – Information on the Company – Patent and Patent Application Summary.”

On March 31, 2003, the Company reported results of an interim assessment of its T2 prostate cancer trial. These results were presented by Dr. Don Morris, from the Alberta Cancer Board, the principal investigator for the trial. Dr. Morris reported that there was evidence of viral activity in five of six patients and there were no safety concerns, from either a clinical or histopathological perspective, in all six patients reported upon. The preliminary data, in four of the six patients, showed clear histopathological evidence of apoptotic tumour cell death (one measure of viral activity). In a fifth patient, the PSA level dropped by 53% and the prostate gland shrunk by 67% from the period of time prior to treatment to the time of surgical removal. There was no evidence of viral activity in the sixth patient. In all six patients, there was no histopathological evidence of any viral effect on healthy prostate tissue.

On May 21, 2003, the Company announced that it had been granted its seventh U.S. patent. This patent (#6,565,831) covers co-administration of the virus with immune suppressing agents such as Cyclosporin. See “Item 4. – Information on the Company – Patent and Patent Application Summary.”

On June 6, 2003, the Company sold all of its 6.89 million common shares in the capital of Transition Therapeutics Inc. for net proceeds of $2,552,745. The Company will record a loss of approximately $2,156,000 in its second quarter as a result of this sale.

On June 10, 2003, the Company announced that it had been granted its eighth U.S. patent. This patent (#6,576,234) covers the use of combinations of reovirus strains for the treatment of Ras-mediated tumours. See “Item 4. – Information on the Company – Patent and Patent Application Summary.”

On June 19, 2003, the Company announced that it has closed a previously announced private placement. The Company issued 2,120,000 units for gross proceeds of $6.36 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $4.00 per share until December 19, 2004. Certain registered dealers received a commission of 7.5% of the gross proceeds and a warrant entitling them to acquire a number of common shares of the Company equal to 10% of the number of units issued. Net proceeds from this private placement are expected to be approximately $5.9 million.

The Company is in discussions with the majority of the Vendors who are party to the Share Purchase Agreement with respect to the contingent liability arising from the Share Purchase Agreement (see Note 9 of the December 31, 2002 audited financial statements). See “Item 4. – Information on the Company – History and development of the Company.”

Future Developments

The Company anticipates that many important activities related to its clinical trial program, its product manufacturing and its intellectual property development and protection will occur in 2003. The Company intends to continue its clinical trial to evaluate the effectiveness of REOLYSIN® as a potential treatment for T2 prostate cancer, and to continue its clinical trial designed to test the safety and effectiveness of REOLYSIN® for brain tumours. The Company also intends to commence development of a protocol for a human clinical trial to determine the safety and effectiveness of systemic delivery of REOLYSIN® as a cancer therapeutic. Various forms of cancer are being assessed and the Company intends to select one or more forms of cancer that appear to provide the best opportunity for timely approval.

The Company plans to continue its focus on establishing strategic relationships with potential partners who can provide expertise in marketing and distribution, as well as assistance with research and development.

Capital Expenditures, Acquisitions and Divestitures

Since its Incorporation on April 8, 1998, the Company has focused its capital expenditures on acquisition and development of its intellectual property, and leaseholds and equipment required to expand its operations as its clinical trial program expanded.

In 2002, the Company expended $1,052,214 (2001 — $585,513; 2000 — $372,823) on these activities. In the first quarter of 2003, the Company incurred $460,282 for similar activities The Company expects that its capital expenditures during 2003 will be funded with working capital.

As a result of the Plan of Arrangement filed by SYNSORB, (see “History and Development of the Company, Recent Developments”) the Company received 1,500,000 common shares held by SYNSORB in the capital of BCY and the right to receive 400,000 additional shares upon the completion of certain milestones at no additional cost to the Company. In addition, the Company, on April 15, 2002, purchased from BCY, 694,445 common shares and warrants to purchase up to 694,445 common shares at an exercise price of $0.27 at any time prior to April 23, 2004 for an investment of $125,000.

B.    Business overview

Business of the Company

The Company’s potential product for human use, REOLYSIN®, is developed from the reovirus. This virus has been demonstrated to replicate specifically in tumour cells bearing an activated Ras pathway. Activating mutations of Ras occur in approximately thirty per cent of all human tumors directly, but considering its central role in signal transduction, activation of the Ras pathway may play a role in approximately two-thirds of all tumors.

The functionality of the product is based upon the finding that tumors bearing an activated Ras pathway are deficient in their ability to activate the anti-viral response mediated by the host cellular protein, PKR. Since PKR is responsible for preventing reovirus replication, tumor cells lacking the activity of PKR are susceptible to reovirus infections. As normal cells do not possess Ras activations, these cells are able to thwart reovirus infections by the activity of PKR. In a tumor cell with an activated Ras pathway, reovirus is able to freely replicate and hence kill the host tumor cell. The result of this replication is progeny viruses that are then free to infect surrounding cancer cells. This cycle of infection, replication and cell death is believed to be repeated until there are no longer any tumor cells carrying an activated Ras pathway available.

The following schematic illustrates the molecular basis of how the reovirus kills cancer cells.

Scientific Background

The Ras protein is a key regulator of cell growth and differentiation. It transmits signals from the cell’s surface, via growth factor receptors, to downstream elements, which are in turn relayed to the nucleus. This transmission of signals from the cell surface to the cell’s nucleus is collectively referred to as “signal transduction”. The transmission of these signals results in cell growth, division, and in some instances cellular differentiation. In normal cells, cell growth occurs only in the presence of factors stimulating the cells to grow. Mutations in Ras itself, or any of the elements along the Ras pathway, often lead to activation of the pathway in the absence of the appropriate growth stimuli, leading to the uncontrolled growth of these cells and ultimately to the development of a cancerous state. In fact, approximately 30% of all cancers are known to be due to mutations in Ras itself. The frequency of these Ras mutations, as well as their etiology in a given tumor is however, tissue specific. Activating mutations in Ras are found in many types of human malignancies but are highly represented in pancreatic (90%), sporadic colorectal (50%), lung carcinomas (40%), and myeloid leukemia (30%). Because Ras is a regulator of key mitogenic signals, aberrant function of upstream elements such as receptor tyrosine kinases (RTKs) can also result in Ras activation in the absence of mutations in Ras itself. Indeed, over-expression of these RTKs such as HER2/neu/ErbB2 or the epidermal growth factor receptor is common in breast cancer (25-30%), and over-expression of the platelet-derived growth factor receptor (PDGFR) is common in glioblastomas and gliomas, all of which are tumor types in which Ras mutations are relatively rare. Although activating mutations of Ras itself is thought to occur in only about 30% of all tumors it is expected that approximately two-thirds of all tumors have activated Ras signaling pathways as a result of mutations in genes that lie upstream of Ras. With this in mind, Ras becomes a significant therapeutic target in oncology.

All available scientific evidence developed or reviewed by the Company to date supports the premise that the reovirus only actively infects and replicates in cells with an activated Ras pathway. This naturally occurring virus is believed to cause only mild infections of the respiratory and gastrointestinal tract and in general, reovirus infections in humans are asymptomatic and usually sub-clinical. Research has indicated this virus replicates in, and therefore kills, only cells with an activated Ras pathway, but does not replicate in cells lacking an activated Ras pathway. It has been demonstrated that reovirus replication is restricted in cells lacking an activated Ras pathway due to the activation of the double stranded RNA-activated protein kinase (PKR). PKR is a crucial element in protecting cells from reovirus infection and is capable of blocking viral protein translation. Activated Ras (or an activated element of the Ras pathway) prevents PKR activation, and thus allows viral replication to ensue only in this subset of cancer cells. To prove that reovirus could be used as a potential cancer therapeutic, a number of animal models were developed. Experiments using this virus to treat mouse tumors, expanded animal models as well as human brain, breast, and prostate tumors implanted in immuno-compromised mice have yielded promising results. In animals where tumor regression was noted, a single injection of reovirus is often enough to cause complete tumor regression. More importantly, it was demonstrated that this treatment is effective in causing tumor regression in immune competent animals. The Company will conduct an expanded animal toxicology program to determine any long-term side effects of REOLYSIN® therapy. Management of the Company believes that the nature of this virus, combined with its selective replication makes it an attractive candidate as a cancer therapy.

The Company believes that this research may have broad utility in the treatment of tumours with an activated Ras pathway as well as a potential use as an adjuvant therapy following surgical tumor resection or as an adjuvant therapy to conventional chemotherapeutic or radiation therapies.

The Potential Cancer Product

Cancer is a group of related diseases characterized by the aberrant or uncontrolled growth of cells and the spread of these cells to other sites in the body. These cancer cells eventually accumulate and form tumors that can disrupt and impinge on normal tissue and organ function. In many instances, cells from these tumors can break away from the original tumor and travel through the body to form new tumors through a process referred to as metastasis.

The Company’s cancer product is a potential therapeutic for tumors possessing an activated Ras pathway. In tumor cells with this type of activation, the virus is cytotoxic but may have no effect on the surrounding normal tissue. Activating mutations of Ras are believed to account for approximately 30% of all human tumors directly. It is also possible to activate Ras through mutation of proteins that control its activity rather than through direct mutations of Ras itself. This suggests that the percentage of tumors that may respond to this treatment could be approximately 65%.

Repayable Grants

Pursuant to the Technology Commercialization Agreement with the Heritage Foundation, the Company received $150,000 to offset the REOLYSIN® development costs. Under the Technology Commercialization Agreement, the Company agreed to repay the amount of the grant from gross proceeds of the sales of the product. The Company agreed to repay the Heritage Foundation in annual installments from the date of commencement of sales of REOLYSIN® in an amount equal to the lesser of: (a) 5% of gross revenues generated by the Company; or (b) $15,000 per annum until the entire grant has been paid in full.

In accordance with the Clinical Trial Agreement with the ACB, the Company has received funding and overhead support from the ACB to offset the REOLYSIN® clinical trial expenditures. Under the Clinical Trial Agreement, the Company agreed to repay the amount of the grant together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of product. The Company agreed to repay the ACB in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of gross sales of REOLYSIN®; or (b) $100,000 per annum.

Business Strategy

The Company’s business strategy is to develop and market REOLYSIN® in an effective and timely manner, and access additional technologies at a time and in a manner that the Company believes best for its development. The Company intends to achieve its business strategy by focusing on these key areas:

•	Develop REOLYSIN® by initiating toxicology and manufacturing programs and progress the product through a clinical setting to assess its safety and efficacy in human subjects.

•	Establish collaborations with experts to assist the Company with scientific and clinical developments of this new potential pharmaceutical product.

•	Implement strategic alliances with selected pharmaceutical and biotechnology companies and selected laboratories, where such alliances may complement and expand the Company’s research and development efforts on the product and provide sales and marketing capabilities.

•	Develop relationships with companies that could be instrumental in assisting the Company to access other innovative therapeutics.

The Company’s business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. The development of a new product presently being conducted by the Company is primarily of a research and development nature. In the context of this Annual Report, statements of the Company’s “belief” are based primarily upon the Company’s results derived to date from its research and development program with animals, and early stage human trials, and upon which the Company believes that it has a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result expected by the Company will occur.

At this time the Company does not intend to become a fully integrated pharmaceutical company with substantial in-house research and development, marketing and distribution or manufacturing capabilities. The Company is pursuing a strategy of establishing relationships with larger companies as strategic partners. The Company intends to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for its products. It is anticipated that future clinical development of the Company’s products outside Canada would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance. In exchange for certain product rights and commitments to market the Company’s products, the strategic partners would be expected to share in gross proceeds from the sale of the Company’s product or products. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

Regulatory Requirements

The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the primary regulatory body is the FDA. Similar processes are conducted in other countries by equivalent regulatory bodies. Regulations in each jurisdiction require the licensing of manufacturing facilities and mandate strict research and product testing standards. Companies must establish the safety and efficacy of their products, comply with Good Manufacturing Practices and submit marketing materials before being allowed to market pharmaceutical products. While the Company will pursue the approval of its product, success in acquiring regulatory approval for any product is not assured.

In order to market its pharmaceutical product in Canada, the United States, Europe and other jurisdictions, a company must successfully meet the requirements of those jurisdictions. The requirements of the Appropriate Regulatory Authority will generally include the following stages as part of the regulatory process:

Pre-Pharmacological Studies — Pre-Pharmacological studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicology in a disease model.

Pharmacological Studies (or Phase I Clinical Trials) — Pharmacological studies are designed to assess the potential harmful or other side effects that an individual receiving the therapeutic compound may experience. These studies, usually short in duration, are often conducted with healthy volunteers or actual patients and use up to the maximum expected therapeutic dose.

Therapeutic Studies (or Phase II and III Clinical Trials) — Therapeutic studies are designed primarily to determine the appropriate manner for administering a drug to produce a preventive action or a significant beneficial effect against a disease process. These studies are conducted using actual patients with the condition that the therapeutic is designed to remedy.

Prior to initiating these studies, the organization sponsoring the program is required to satisfy a number of requirements via the submission of documentation to support the approval for a clinical trial.

An Investigational New Drug (“IND”) Submission or its equivalent must be submitted to Health Canada prior to conducting Pharmacological Studies. After all three phases have been completed, the results are submitted with the original IND Submission to Health Canada for marketing approval. Once marketing approval is granted, the product is approved for commercial sales in Canada. In other jurisdictions similar filings and applications are also required.

In addition to the approval of the drug itself, Health Canada requires that the manufacturer of the drug be in full compliance with the current Canadian Good Manufacturing Practices program. A similar process for manufacturing approval is followed in other countries.

Market and Competition

According to estimates for 2003 from the American Cancer Society, 1.33 million Americans are expected to be diagnosed with cancer in the year, and 556,500 Americans are forecast to die of cancer. In the United States cancer accounts for 25% of all deaths, second only to heart disease. In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3.

The costs of this disease state are also significant. In 2002, in the United States, the National Institute of Health estimated that the overall annual costs for cancer are $107 billion. Of this figure, $37 billion can be attributed to direct patient costs.

It has been estimated that approximately 30% of all tumors are a result of activating mutations of Ras itself. Since Ras can be activated by mechanisms other than direct mutations it is believed that the number of tumors with activated Ras (either through direct activating mutation or mutation or over-expression of elements upstream of Ras) is approximately 65%.

The Company is aware of large pharmaceutical companies developing small molecule programs for the development of therapeutics to treat Ras mediated tumors. In addition, there are numerous companies,

both big and small, that are working in the field of cancer therapeutics including some companies developing other oncolytic viruses.

Product Marketing Strategy

The markets for the cancer product being developed by the Company may be large and could require substantial sales and marketing capability. Before or upon successful completion of the development of a cancer product, the Company intends to enter into one or more strategic partnerships or other collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, the Company will establish arrangements with various partners for different geographical areas. The Company’s management and consultants have extensive experience with the partnering process.

Third Party Advisors and Collaborators

Pursuant to the Research Contract with the Governors of the University of Calgary, the Company paid to the University of Calgary an aggregate sum of $102,000 over a twelve month period, to perform research for the REOLYSIN® project commencing August 31, 1999. This contract was extended for an additional 12 months, but was not renewed beyond August 2001. Under the contract, the research was under the direction and supervision of Dr. Patrick Lee. Work to be conducted in Dr. Lee’s laboratory included dose response studies, studies of alternate routes of administration, and work to further enable patent claims.

During 2001 and 2002, and in connection with the progress from pre-clinical research to the present clinical trial program, the Company broadened its advisor base. In addition to receiving assistance from Dr. Don Morris and Dr. Peter Forsyth, the Principal Investigators responsible for the prostate and brain tumour clinical trials respectively, the Company engaged Dr. George Gill and Dr. Alan Tuchman to apply their expertise in their respective fields of clinical and regulatory affairs and neurology as the Company progresses its clinical trial program for gliomas into the United States. The Company is at various stages of discussion with other advisors and collaborators, who are expected to provide assistance in addressing clinical trial and regulatory issues as the development program of the Company progresses.

Manufacturing

The Company has employed a toll manufacturer, BioReliance Company, for the production of reovirus for animal toxicology studies and all human clinical trials. The product will be produced in compliance with current regulatory requirements and the manufacturer will confirm biosafety testing.

Intellectual Property Policy

With eight patents issued in the United States, one European patent issuance, and additional applications in process, the Company believes it has started to develop an intellectual property position, and an intellectual property protection policy that is applied consistently. All potentially valuable intellectual property is identified by the originator, and classified by the Company in terms of its sensitivity. All sensitive documentation related to the intellectual property is protected and kept in secure areas. All employees execute agreements containing confidentiality clauses, which assign any new intellectual property to the Company.

Where appropriate, and consistent with management’s objective, patents are pursued as soon as the concepts have been validated through appropriate laboratory work. To that end, patents will continue to be sought on components or concepts that management of the Company perceives to be essential.

The Company believes that one of the best intellectual property control policies is a strong human resources policy to ensure that technical leaders with access to proprietary intellectual property do not consider leaving the Company for other employment. The Company intends that all staff be compensated through competitive salaries and all staff participate in the company stock option program.

Patent and Patent Application Summary

Where a patent is filed in the United States there is an option to file a Patent Cooperation Treaty (“PCT”) application. The PCT application process is a means for technology patented in one of the PCT signatory countries to receive protection in other PCT countries. The PCT includes over 100 countries. Within one year of filing a patent in the United States, the applicant files for PCT coverage in all PCT countries. Approximately 18 months after the PCT filing, the applicant must pay individual filing fees in designated PCT countries and at that time the applicant may wish to restrict coverage to a subset of countries which have potential for the technology. At the time of filing the PCT application the applicant designates which of the member countries are to be covered by the application. The PCT application allows the applicant to defer national filings in the various designated countries for a period of up to 30 months from the original PCT application filing date. After the PCT application deferral period, the applicant must file for separate national or regional patents in one or more designated countries, depending on which specific markets the applicant intends to target.

The following table sets forth the Company’s recent patent issuances, including its first European patent:

Title	Ownership	Inventors	Status of Patent

Patent Number U.S. 6,110,461	Oncolytics Biotech Inc.	Dr. Patrick W.K. Lee	Filing date: Aug. 13, 1997
Reovirus for the Treatment of		Dr. James E. Strong	Issued: Aug. 29, 2000
Neoplasia		Dr. Matthew C. Coffey

Patent Number U.S. 6,136,307	Oncolytics Biotech Inc.	Dr. Patrick W.K. Lee	Filing date: Feb. 24, 1999
Reovirus for the Treatment of		Dr. James E. Strong	Issued: Oct. 24, 2000
cellular proliferative disorders		Dr. Matthew C. Coffey

Patent Number U.S. 6,261,555	Oncolytics Biotech Inc.	Dr. Patrick W .K. Lee	Filing date: Aug. 12, 1998
Reovirus for the treatment of		Dr. James Strong	Issued: July 17, 2001
Neoplasia		Dr. Matthew C. Coffey

Patent Number U.S. 6,344,195	Oncolytics Biotech Inc.	Dr. Patrick W. K. Lee	Filing date: May 12, 2000
Reovirus for the treatment of		Dr. James Strong	Issued: Feb. 5, 2002
Neoplasia		Dr. Matthew C. Coffey

European Application Number	Oncolytics Biotech Inc.	Dr. Patrick W. K. Lee	Filing date: Aug 12, 1998
8940002.3		Dr. James Strong	Issued: March 6, 2002
Patent Number 1003534		Dr. Matthew Coffey
Reovirus for the treatment of
Neoplasia

Patent Number U.S. 6,455,038	Oncolytics Biotech Inc.	Dr. Patrick L. Lee	Filing date: June 15, 2000
Reovirus for the treatment of		Dr. James E. Strong	Issued: Sept. 24, 2002
Cellular Proliferative Disorders		Dr. Matthew C. Coffey

Patent Number U.S. 6,528,305	Oncolytics Biotech Inc.	Dr. Bradley G. Thompson	Filing date: Aug. 2, 2001
Method of Producing Infectious		Dr. Matthew C. Coffey	Issued: March 4, 2003
Reovirus

Patent Number U.S. 6,565,831	Oncolytics Biotech Inc.	Dr. Bradley G. Thompson	Filing date: Aug. 10, 2000
Methods for preventing reovirus		Dr. Matthew C. Coffey	Issued: May 20, 2003
recognition for the treatment of
Cellular Proliferative Disorders

Patent Number U.S. 6,576,234	Oncolytics Biotech Inc.	Dr. Patrick L. Lee	Filing date: Dec. 6, 2001
Reovirus for the treatment of		Dr. James E. Strong	Issued : June 10, 2003
neoplasia		Dr. Matthew C. Coffey

Other patent applications have been filed by the Company, but have yet to be published or approved as of the date hereof.

C.    Organizational structure

The Company had no subsidiaries as at December 31, 2002.

The Company owned 6,890,000 common shares (representing, as at December 31, 2002, approximately 11.5% of the issued and outstanding common and Class B shares) in the capital of Transition Therapeutics Inc. Transition Therapeutics is a Canadian biotechnology company developing products for the treatment of diabetes, multiple sclerosis, restenosis and stroke. The Company disposed of these shares on June 6, 2003. See, “Item 4. – Information on the Company – Recent Developments”.

The Company also owns 2,394,445 common shares (representing, as at December 31, 2002, approximately 7.6% of the issued and outstanding shares) and 694,445 warrants to purchase common shares in the share capital of BCY. BCY is a pharmaceutical company with license rights to technologies to treat certain diseases of the respiratory tract.

D. Property, plant and equipment

The Company’s head office is located at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada T2N 1X7. The Company leases the premises, approximately 4,973 square feet, from Continental Saxon Holdings Ltd. pursuant to an amended lease agreement dated May 9, 2002. The lease commenced on June 1, 2001 and expires on May 31, 2006. The Company’s lease payment obligations for rent and operating expenses are $2.17 per square foot of rentable area or $10,788 per month plus goods and services tax (“GST”), which includes the tenant’s share of realty taxes, operating costs utilities and additional services subject to adjustment on an annual basis. The Company conducts its clinical trial programs at selected hospitals and clinics in Canada.

Prior to leasing the above facility, the Company leased office space from Jenkins and Associates, from August 2000 to August 1, 2001, at a cost of $3,425 per month plus GST for rent, utilities, realty taxes, and operating costs and additional services.

The Company does not own or lease any other properties. Its product manufacturing and process development is conducted through a contract manufacturer, BioReliance Corporation located in Rockville, Maryland.

Item 5 — Operating and Financial Review and Prospects

Except for historical information, this review contains forward-looking statements which involve known unknown risks, delays, uncertainties and other factors not under the Company’s control. See “Note Regarding Forward Looking Statements” and Item 3.D, “Risk Factors.”

This discussion and analysis of the results of the operations and financial condition of the Company should be read in conjunction with the financial statements and the related notes for the fiscal year ended December 31, 2002, which are included in Item 18 hereof.

The Company is a Development Stage Company

The Company was incorporated on April 2, 1998 and is a company still in the development stage. The Company has not been profitable since its inception and expects to continue to incur substantial losses from its research and development. The Company does not expect to generate significant revenues until its cancer product becomes commercially viable. The Company is focused on the development of the reovirus (“REOLYSIN®”) as a potential cancer therapeutic, and intends to assess the options for the production, marketing, sales and distribution of this potential product.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that the Company will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a product for approval, the Company will rely upon its employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by the Company. See, “Item 3. – Key Information – Risk Factors” for more detailed risks related to the Company.

Highlights

As of December 31, 2002, the Company has incurred a cumulative deficit of $16,450,561. However, through funding and financing arrangements, the Company had, as of December 31, 2002, cash and cash equivalents on hand in the amount of $8,319,244 available to fund its future development programs and general and administrative expenses. See “Liquidity and Capital Resources”.

Results Of Operations

During 2002 and 2001, the Company received no revenues related to its products under development. During 2000 the Company received a one time payment of $310,000 from a third party, for a limited right to review and potentially develop the reovirus as a veterinary product. This right has since been terminated.

In 2002, the Company earned $208,867 as interest income on cash balances, which was less than the $655,212 earned during 2001. The reduction is a result of the lower average cash balances during 2002 as compared to 2001, as well as reductions in interest rates on invested balances year over year.

The Company incurred expenses of $6,960,252 in 2002, with $4,283,743 (61.5%) related to research and development expenses, $2,102,272 (30.2%) related to operating expenses and $574,237 (8.3%) related to amortization of capital assets. During 2001, the Company incurred expenses of $7,137,243 with $5,116,661 (71.7%) related to research and development expenses (including a $1.0 million milestone payment made to the Vendors), $1,555,128 (21.8%) related to operating expenses and $465,454 (6.5%) related to amortization of capital assets.

Manufacturing

The Company presently intends to continue to utilize contract manufacturing services and facilities (pursuant to a manufacturing agreement with its contract manufacturer) in order to manufacture its clinical supplies of REOLYSIN® while it remains in its research and development stage. During 2002, the Company and its contract manufacturer successfully progressed the development and scale-up of the manufacturing process, and expect to generate additional product for clinical trial purposes during 2003 utilizing this process. The Company recognizes its dependence on its sole supplier of its product, and is pursuing methods of reducing this exposure.

Grants And Loans

The Company has been successful in obtaining financial assistance through grants and loans from the Heritage Foundation for the purpose of offsetting expenses related to clinical studies pursuant to the Technology Commercialization Agreement. During the period ended December 31, 1999, the Heritage Foundation provided grants aggregating $75,000 and loans aggregating $150,000 to offset REOLYSIN® development expenditures and operating expenditures. The loan is repayable by the Company to the Heritage Foundation in annual installments from the date of commencement of sales of REOLYSIN® in an amount equal to the lesser of: (a) 5% of the gross revenues generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full. The Company will continue to attempt to offset the costs of clinical trials through government sponsored grants and repayable funding. However the Company cannot be assured of successfully obtaining further grants for any of its potential products.

In accordance with the Clinical Trial Agreement with the Alberta Cancer Board (“ACB”), the Company received funding and overhead support from the ACB to offset the REOLYSIN® Phase I clinical trial expenditures. Under the Clinical Trial Agreement, the Company agreed to repay $400,000 plus an overhead repayment of $100,000, upon sales of product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of REOLYSIN®; or (b) $100,000 per annum.

Capital Expenditures

During 2002, the Company invested $860,521 in additional patent expenditures as well as $191,693 to acquire furniture and equipment (including $166,192 for specialized medical equipment for the glioma trial), and for leasehold improvements.

During 2001, the Company expended $200,019 to acquire furniture and equipment, and leasehold improvements as well as $385,494 in continuing to improve the patent protection for its intellectual property.

Other than continuing expenditures to improve the Company’s intellectual property position, which will include expenditures on various foreign filings, the Company does not anticipate any significant additional capital expenditures for the year 2003. Other capital expenditures are expected to include normal operating requirements such as additional equipment, furniture and leasehold improvements.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

No payments were received from or related to products under development in 2002 or 2001. The Company earned $208,867 in interest on cash balances in 2002, compared to $655,212 in 2001. The decrease in 2002 over 2001 was due to decreases in average cash balances during 2002, and reduced interest rates on invested balances.

During 2002, research and development expenses decreased to $4,283,743 from $5,116,661 in 2001. Expenses for 2001 included a milestone payment of $1.0 million dollars to the Vendors. In 2002, the Company concluded various toxicology studies, and progressed its manufacturing process, while producing additional product for use in its clinical trial program.

Operating expenses increased to $2,102,272 in 2002 as compared to $1,555,128 in 2001 due mainly to increased activities in support of the increased insurance costs (driven by market conditions, as well as additional clinical trial activities) and activities supporting the future growth and direction of the Company.

For 2003, the Company expects costs of patent activities, costs of product development and operations to increase as the clinical program escalates. To the extent that the Company is successful in acquiring a development partner for its product, many of these costs could be offset through payments or assumption by the partner of the costs of the development program.

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

The Company received $310,000 in the fourth quarter of 2000, as a payment related to a licensing agreement, which has since been terminated. No payments were received from or related to products under development in 2001. In addition, the Company earned $905,690 in interest on cash balances in 2000, compared to $655,212 in 2001. The decrease in 2001 over 2000 was due to decreases in average cash balances during 2001, and reduced interest rates on invested balances.

During 2001, research and development expenses increased to $5,116,661 from $3,689,815 in 2000. In 2001 the Company increased its development activities, concluded a Phase I human clinical trial in December, and increased its manufacturing and toxicology activities.

Operating expenses increased to $1,555,128 in 2001 as compared to $1,060,643 in 2000 due mainly to increased activities in support of research and development activities, as well as developing a broader awareness of the Company through public and investor relations initiatives, including activities related to corporate development.

For 2002, the Company expects costs of development and operations to increase as the clinical program escalates. To the extent that the Company is successful in acquiring a development partner for its product, many of these costs could be offset through payments or assumption by the partner of the costs of the development program.

Quarterly Financial Results (Unaudited)

The following selected financial data in the table below has been derived from the unaudited financial statements for the period indicated.

	2002 Quarter Ended
($ in thousands, except per share amounts)	March 31	June 30	September 30	December 31

Revenue (1)	Nil	Nil	Nil	Nil
Net Loss (2)	1,274	1,286	1,990	1,541
Loss per common share (3)	0.07	0.07	0.09	0.07
Total Assets (4)	16,262	19,468	17,331	17,968
Total cash (5)	12,018	9,964	7,746	8,319
Total Long-term Debt (6)	150	150	150	150
Cash dividends declared	Nil	Nil	Nil	Nil

	2001 Quarter Ended
($ in thousands, except per share amounts)	March 31	June 30	September 30	December 31

Revenue (1)	Nil	Nil	Nil	Nil
Net Loss (2)	1,014	1,355	2,446	1,356
Loss per common share (3)	0.06	0.07	0.13	0.08
Total Assets (4)	21,945	20,723	19,999	19,073
Total cash (5)	16,954	16,635	15,858	14,971
Total Long-term Debt (6)	150	150	150	150
Cash dividends declared	Nil	Nil	Nil	Nil

Notes:

(1)	The only other income earned was interest of $208,867 in 2002 and $655,212 in 2001, from cash and cash equivalent balances. There were no extraordinary items included in net loss for the periods referred to above.
(2)	Net loss for 2002 was net of income tax recovery of $647,618 and net loss for 2001 was net of income tax recovery of $340,570 for 2001 (See Note 13 to the December 31, 2002 audited financial statements).
(3)	Loss per common share is basic loss per share. Diluted loss per share has not been presented as the effect on loss per share would be anti-dilutive. The basic loss per share for each period, was calculated using the weighted average number of common shares outstanding during the period.
(4)	Asset values include application of push down accounting and future tax liability accounting. See Note 2 to the audited financial statements for 2002.
(5)	Cash in 2002 includes the proceeds from a private placement, in addition to proceeds from the exercise of stock options. Cash in 2001 includes proceeds from the exercise of warrants and stock options.
(6)	The long-term debt recorded in 2002 and 2001 represents repayable loans from the Heritage Foundation.

The Company has not declared or paid any dividends since incorporation.

Financing Activities In 2002

During 2002, in addition to receiving proceeds from the exercise of stock options of $34,000, the Company raised net proceeds of $1,769,877 through a private placement of 1,000,000 units at $2.00 per unit. Each unit entitled the holder to one common share and one half a common share purchase warrant, with each whole common share purchase warrant providing the right to acquire one common share at $3.00 (see Note 10 to the December 31, 2002 audited financial statements).

Financing Activities In 2001

During 2001, the Company raised $2,210,016 through the exercise of warrants and stock options.

Financing Activities in 2000

On March 8, 2000 the Company raised net proceeds of $13,101,100 through the issuance of 3,000,000 special warrants at $4.70 per special warrant; each special warrant was exercised into one common share.

On July 17, 2000 the Company raised net proceeds of $2,998,645 through the private placement of 244,898 common shares at $12.25 per share.

In addition, the Company received $501,010 from the exercise of 573,910 stock options and warrants during the year.

Critical Accounting Policies

1.   Capitalization and Amortization of Patent Costs

The Company treats third party costs incurred (primarily legal and registration costs) in the development of its Patent portfolio as limited-life intangible assets, and amortizes the costs related to these assets over the lesser of 17 years or their estimated useful life. The Company also reviews, at least annually, the valuation of its Patent costs for impairment known to the Company. If there is an indication of impairment, the Company would assess the fair value of its Patents and would record a reduction if the fair value were less than the book value.

In capitalizing these costs the Company is recognizing the inherent future benefit of Patents, not only in protection of its own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While patent life is different in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, the Company has set a maximum of 17 years to amortize the costs from the date of issuance. The Company has then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued, and as a result, the Company has chosen to amortize the costs on a straight-line basis over ten years.

As the product to which the Patents relate are in the development stage, with commercial recognition and revenue potential highly uncertain, should the Company experience a significant failure in its clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

In the event that the Company is successful in its product development and sale, or other parties enter into licensing agreements with the Company, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.

In any event, the revision to this policy or estimate would impact losses but not impact cash flows.

2.   Carrying Value of Investments

The Company presently has minority investments in two publicly traded companies. In both cases the Company has recorded the carrying value at its cost, and in accordance with Canadian GAAP, has assessed these investments for other than temporary decline in value. In both cases the Company has concluded that the decline in value based on current share trading prices is not an other than temporary decline and, as a result, has not reduced its carrying value of these investments. As required under U.S. GAAP, the Company has recorded the unrealized loss in other comprehensive loss for the year ended December 31, 2002, as is indicated in its Canadian to U.S. GAAP reconciliation note.

Should a decline in value occur that is judged to be other than temporary, the resulting writedown would impact losses but not impact cash flows.

Changes In Accounting Standards

In September 2001, the Canadian Institute of Chartered Accountants issued a new Canadian standard on stock-based compensation that substantially harmonizes Canadian and U.S. GAAP. The new standard requires that stock-based payments, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using a fair value-based method of accounting. The fair value based method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. Under the intrinsic value method, disclosure is made of earnings and per share amounts as if the fair value method had been used. The new standard has been applied effective January 1, 2002 in accordance with the intrinsic value method.

Future Outlook

The Company anticipates that many important activities related to its clinical trial program, its product manufacturing and its intellectual property development and protection will occur in 2003. The Company concluded its initial Phase I human clinical trial in late 2001, and provided a final report on the trial in early 2002. Given the interim results from the Phase I trial, the Company commenced a prostate cancer trial in Canada in the first quarter of 2002, and commenced the Phase I portion of a Phase I/II human clinical trial for patients with recurrent gliomas (brain tumors) in Canada.

In 2003, the Company presently plans to commence a human clinical trial, which will be designed to test the safety and effectiveness of systemic delivery of REOLYSIN® as a cancer therapy. Presently the Company is reviewing its choices of cancer indications to test, and the most effective endpoints to include in the protocol to be developed and submitted.

The Company plans to continue its focus on establishing strategic relationships with partners who can provide expertise in marketing and distribution, as well as assistance with research and development.

B.    Liquidity and Capital Resources

The Company’s cash and working capital positions were $8,319,244 and $7,184,699 respectively at December 31, 2002 down from December 31, 2001 balances of $14,970,756 and $12,769,203 respectively. The cash and working capital decreases in 2002 resulted primarily from the increased activities during the year in costs associated with patent protection, research and development, as well as increased costs of support operations, and reduced interest income on declining cash balances. The increase in cash usage in the year was partially offset through $1,769,877 in net cash inflows received from the private placement concluded in December, and $34,000 from the exercise of options during the year. Based upon current plans for clinical trials, patent protection and product development, the Company presently believes it has adequate cash on hand to fund operations into early 2004.

As the Company’s business is in the development stage, access to capital markets is limited. The principal sources for funds are:

•	issuance of common shares and warrants;

•	exercise of outstanding warrants and options; and

•	up-front and milestone payments from partners for product marketing and distribution rights.

As research progresses, the Company may seek the support of a strategic partner(s) to accelerate product development. If required, the Company may also seek the support and expertise of a strategic partner(s) to provide marketing and distribution services.

The Company has no revenue or cash flows from operations and its only source of internal liquidity is working capital. The Company has no lines of credit or other current external sources of liquidity. The

Company has historically funded its capital requirements primarily through issuance of equity securities and to a lesser extent through repayable grants. The Company may issue equity and/or debt securities in the future to fund its capital requirements.

C.    Research and Development, Patents and Licenses

Review And Treatment Of Research And Development Costs

The Company incurs a variety of expenses in carrying out its research and development programs. In order to minimize its overhead expenses, the Company conducts research and development work through various third parties engaged from time to time on a contractual basis. Charges during 2002 in the amount of $4,283,743 ($5,116,661 in 2001) for research and development programs represent approximately 61.5% (71.7% in 2001) of the Company’s total expenses of $6,960,252 ($7,137,243 in 2001).

        The research and development costs of the Company are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with major products in clinical trials do not necessarily meet these criteria. The Company’s development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), the Company has completed enrollment in a Phase I clinical study for REOLYSIN®, its product being developed for human use, is presently conducting human clinical studies for prostate and brain cancer, and is planning additional clinical studies in 2003. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined an Investigational New Drug Submission is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, the Company’s development costs are expensed and not capitalized.

Intellectual Property Policy

As of December 31, 2002, the Company had five patents issued in the United States, one European patent issuance, and additional applications in process. Subsequent to year end, the Company has been issued three additional U.S. patents. The Company’s intellectual property protection policy requires that all potentially valuable intellectual property be identified by the originator, and be classified by the Company in terms of its sensitivity. All sensitive documentation related to the intellectual property is protected and kept in secure areas. All employees execute agreements containing confidentiality clauses, which assign any new intellectual property to the Company.

Where appropriate, and consistent with management’s objective, patents are pursued as soon as the concepts have been validated through appropriate laboratory work. To that end, patents will continue to be sought on components or concepts that management of the Company perceives to be essential.

The Company believes that one of the best intellectual property control policies is a strong human resources policy that is designed to retain technical leaders with access to proprietary intellectual property. The Company intends that all staff be compensated through competitive salaries and all staff participate in the company stock option program.

D.    Trend Information

The Company expects that as it increases its clinical trial activity in 2003 related to REOLYSIN® its research and development expenditures will increase compared to 2002. Also, the Company expects that its operating costs will increase in 2003 compared to 2002 as it is expected that additional salary and professional fees will be incurred associated with public company filing requirements. Finally, the Company anticipates it will need to raise additional cash resources in order to finance its clinical trial activity beyond 2003. The Company expects to achieve this through possibly issuing additional share capital, monetizing its assets and/or entering into partnering arrangements.

Subsequent to December 31, 2002, the Company completed the following transactions to improve its cash and working capital position:

On February 10, 2003, the Company issued 140,000 units at $2.00 per unit for gross proceeds of $280,000. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant exercisable to acquire one common share at $3.00 per share.

On June 6, 2003, the Company announced that it has sold all of its 6.89 million shares of Transition Therapeutics Inc. for net proceeds of $2,552,745. The Company will record a loss of approximately $2.156 million on the sale of the shares.

On June 19, 2003, the Company announced that it closed a private placement of 2,120,000 units at $3.00 per unit for gross proceeds of $6.36 million. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant exercisable to acquire one comment share for $4.00 per share until December 19, 2004. Certain registered dealers received a commission of 7.5% of the gross proceeds and a warrant entitling them to acquire a number of common shares of the Company equal to 10% of the number of units issued. Net proceeds from this private placement were anticipated to be approximately $5.9 million.

E.    Off-balance Sheet Arrangements

As at December 31, 2002, the Company was not party to any off-balance sheet arrangements.

F.    Contractual Obligations

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Long term debt	—	—	—	—	—

Capital lease
obligations	—	—	—	—	—

Operating lease
obligations	$ 442,308	$ 129,456	$312,852	—	—

Purchase obligations
	$1,672,121	$1,672,121	—	—	—

Other long term
liabilities	—	—	—	—	—

Total	$2,114,429	$1,801,577	$312,852	—	—

The operating lease obligations consist of the Company’s office space lease. Under the terms of a lease for office premises, the Company is committed to monthly rental payments of $10,788 per month until May 31, 2006.

The Company’s purchase obligations consists of committed payments during 2003 for activities primarily related to product manufacturing as well as continuing toxicology and process related costs.

The Company is also committed to a $1.0 million milestone payment due upon receipt, in any country, from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®. This milestone payment has not been included in the above table as the timing of this payment is not determinable.

Item 6 — Directors, Senior Management and Employees

A.    Directors and Senior Management

The directors of the Company are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next annual general meeting at which time they may be re-elected or replaced. The officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board.

The following table sets forth the names and municipalities of residence of all directors and officers of the Company as at the date hereof, as well as the positions and offices with the Company held by such persons and their principal occupations.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Corporation Since

Bradley G. Thompson	President, Chief	Executive Chairman of the Board, President and Chief	April 21, 1999
Ph.D.(1)(2)	Executive	Executive Officer since April 1999. Executive Chairman
Calgary, Alberta	Officer and	of the Board of SYNSORB from February 1999 to July
	Chairman of the	1999. Chief Executive Officer of SYNSORB from May 1994
	Board	to February 1999. Prior to SYNSORB, Dr. Thompson was
employed at The Alberta Research Council from 1983 to May 1994

Douglas A. Ball C.A.	Chief Financial	Chief Financial Officer since May 2000. Mr. Ball was	April 21, 1999
Calgary, Alberta	Officer and	Vice President, Finance and Chief Financial Officer of
	Director	SYNSORB from June 1997 to May 2000. Prior to this, he
was the Vice President, Finance and Administration and
Chief Financial Officer of ECL Group of Companies Ltd.
Mr. Ball held this position from December 1995 until May
1997. Prior to ECL, he was Controller and then Vice
President and Controller of Canadian Airlines
International Ltd. from June 1993 until August 1995.

William A. Cochrane,	Director	Chairman of Stressgen Biotechnologies Corporation from	October 31, 2002
OC, M.D.(3)		May 1994 to May 2003, President of W.A. Cochrane &
Calgary, Alberta		Associates, Inc.(a consulting company) since 1989.
Chairman of UTI at the University of Calgary since
2000. Dr. Cochrane sits on a number of boards of
Canadian and American companies. Dr. Cochrane is an
Officer of the Order of Canada and a 2002 recipient of
the Queens Golden Jubilee Medal. Dr. Cochrane also
served as the Deputy Minister of Health Services for the
Province of Alberta from 1973 to 1974.

Other directorships include Andres Wines, Pheromone
Sciences Corp., Resverlogics Inc., and Medicure Inc.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Corporation Since

Matthew C. Coffey Ph.D	Vice-President,	Vice-President of Product Development of the Corporation	N/A
Calgary, Alberta	Product	since July 1999. Chief Financial Officer of the
	Development	Corporation from September 1999 to May 2000. Project
Manager of SYNSORB from March 1999 to July 1999. Prior
to joining SYNSORB, Dr. Coffey completed his doctorate
degree at the University of Calgary.

George M. Gill, M.D	Senior Vice	Dr. Gill has been a consultant in clinical research and	N/A
Washington, D.C	President,	regulatory affairs to the pharmaceutical and
	Clinical and	biotechnology industries since he retired from Ligand
	Regulatory	Pharmaceuticals in 1999. During his 35 years in the
	Affairs	industry, he also served in senior executive positions
with ICI Pharmaceuticals (now Astrazeneca),
Bristol-Myers Squibb, and Hoffmann-La Roche. Dr. Gill
holds a B.Sc. in chemistry from Dickinson College in
Pennsylvania and an M.D. from the School of Medicine of
the University of Pennsylvania in Philadelphia.

George Masters	Director	Interim President & CEO for Signalgene (a public	April 5, 2002
Churchpoint, Nova		biopharmaceutical company) since May 30, 2002 and is
Scotia		also Chairman of the Board of the company since April
2001 and a director since September 2000. In addition,
Mr. Masters is Chairman of the Board of Directors of
Biocatalyst Yorkton Inc. (a private venture capital
company) since December 1996. Mr. Masters is also the
Vice Chairman of Hemosol Inc. (a public
biopharmaceutical company), a position he has held since
1992.

Other directorships include Nova Neuron and Immuno
Vaccine Technologies, SignalGene Inc., Hemosol Inc., and
Biocatalyst Yorkton Inc.

Antoine A. Noujaim	Director	President & CEO of ViRexx Research Inc since July 2002.	August 27, 1999
Ph.D. (1)(2)		Formerly Chairman of the Board of AltaRex Corp. (a
Edmonton, Alberta		public biopharmaceutical company) from February 1998 to
July 2002. President and Chief Executive Officer of
AltaRex Corp., from November 1995 to February 1998.
Prior thereto, Dr. Noujaim was the President of Biomira
Research Inc., a division of Biomira Inc. (a public
biopharmaceutical company) from 1994 to 1995 and Senior
Vice-President of the Immunoconjugate Division of
Biomira Inc. from 1989 to November 1995. Dr. Noujaim
also served as a Director of Biomira Inc. from 1985 to
1995.

Other directorships include Altarex Corp., Kinetana
Biotech, EquiTech Corporation, Innovotech Inc.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Corporation Since

G. Wayne Schnarr,	Vice President,	Vice President Corporate Development, Oncolytics Biotech	N/A
Ph.D., MBA	Corporate	Inc., since May 30, 2001. From January 2000 to May 2001,
Toronto, Ontario	Development	Dr. Schnarr was a Biotechnology Analyst with Canaccord
Capital Corp. From December 1996 to January 2000 Vice
President, Founder and Director BioCatalyst Yorkton Inc.
Senior Life Sciences Analyst, Yorkton Securities Inc.
from September 1994 to December 1996.

Robert B. Schultz,	Lead Director	Chairman and Director of Rockwater Capital Corporation	June 30, 2000
F.C.A. (3)		formerly McCarvill Corporation (a financial services
Toronto, Ontario		company) since June 2001. Director and special advisor
to Merrill Lynch Canada (a public financial services
company) from May 1, 2000 to June 2001. Chairman and
Chief Executive Officer of Merrill Lynch Canada from
August 1998 until his retirement on May 1, 2000. Prior
to this appointment, Mr. Schultz was Chief Executive
Officer at Midland Walwyn since 1990. Since joining the
investment industry in 1971, Mr. Schultz has held a
variety of senior positions, and has participated on
various industry-related boards and committees including
Director and Chairman of the Investment Dealers
Association of Canada.

Other directorships include Rockwater Capital
Corporation, and Aeton Funds

Fred A. Stewart,	Director	President of Fred Stewart & Associates Inc. (a	August 27, 1999
Q.C.(1)(2)		government and corporate relations consulting company)
Bragg Creek, Alberta		since March 1996. Prior to that, Mr. Stewart was an
associate with Milner Fenerty, Barristers and Solicitors
from June 1993 to March 1996. Mr. Stewart served as
Member of the Legislative Assembly of the Province of
Alberta from 1986 to 1993.

Notes:

(1)	These persons are members of the Audit Committee.
(2)	These persons are members of the Compensation Committee.
(3)	These persons are members of the Corporate Governance Committee.

As at May 12, 2003, the directors and senior officers as a group beneficially owned, directly or indirectly, 49,902 common shares of the Company, representing approximately 0.2% of the issued and outstanding common shares.

B.    Compensation

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during 2002 (as applicable), to the current executive officers of the Company (the “Named Executive Officers”).

					Long Term
		Annual Compensation			Compensation

				Other Annual	Securities Under	All Other
Name and Principal		Salary	Bonus	Compensation(1)	Options Granted	Compensation
Position	Year	($)	($)	($)	(#)	($)

Dr. Bradley G. Thompson	2002	$200,000	nil	$13,500	60,000	$12,000
President and
Chief Executive Officer

Douglas A. Ball(2)	2002	$176,000	nil	$13,500	47,500	$9,840
Chief Financial Officer

Dr. Matthew Coffey	2002	$145,000	nil	$13,500	47,500	$8,700
Vice President Product
Development

Dr. Wayne Schnarr(3)	2002	$170,000	nil	$13,500	47,500	$10,200
Vice President
Corporate Development

Notes:

(1)	Perquisites and other personal benefits received in 1999 did not exceed the lessor of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers.

There are no long term incentive, benefit or actuarial plans in place.

Management Contracts

The Company has entered into employment agreements with each of the Named Executive Officers (each an “Employment Agreement”). The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Company. Each Employment Agreement shall continue until terminated by either party in accordance with the provisions thereof.

An Employment Agreement may be terminated by the Named Executive Officer upon the provision of 45 days’ notice to the Company or by the Company immediately upon provision of notice to the Named Executive Officer. If the Company terminates an Employment Agreement other than for cause, then all unexercised and unvested stock options then held by the Named Executive Officer shall forthwith vest and become exercisable and the Named Executive Officer shall be entitled to an amount equal to 12 months pay, plus benefits, in lieu of notice; except for the President and Chief Executive Officer who is entitled to an amount equal to 18 months pay, plus benefits, in lieu of notice. Further, if there is a change of control of the Company and a Named Executive Officer is terminated without cause within two years following such change of control, then the Named Executive Officer shall be entitled to 24 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 36 months pay in lieu of notice. If an Employment Agreement is terminated by the Company for cause, then the Company is not required to provide the Named Executive Officer with any compensation in lieu of notice and any options to purchase shares of the Company which have not vested as of the date of such termination shall not vest thereafter.

Stock Options

Option Grants During the Year Ended December 31, 2002

The Company does not currently have a stock appreciation rights plan. Stock options granted to the Named Executive Officers during the financial year ended December 31, 2002 were as follows:

	Common Shares Under Options Granted	Exercise Price	Expiry Date
Dr. Bradley G. Thompson	50,000	$2.70	May 16, 2012
	10,000	$2.00	December 13, 2012

Douglas A. Ball	37,500	$2.70	May 16, 2012
	10,000	2.00	December 13, 2012

Dr. Matthew Coffey	37,500	$2.70	May 16, 2012
	10,000	$2.00	December 13, 2012

Dr. Wayne Schnarr	37,500	$2.70	May 16, 2012
	10,000	$2.00	December 13, 2012

Compensation of Directors

Each director who is not a salaried employee of the Company is entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended. The Company also grants to directors, from time to time, stock options in accordance with the Company’s stock option plan and the reimbursement of any reasonable expenses incurred by them while acting in their capacity as directors. In the aggregate, a total of $36,000 in directors’ fees were paid to the directors of the Company during the fiscal year ended December 31, 2002. During 2002, 7,500 options were granted at an exercise price of $2.70 per common share and 10,000 options were granted at an exercise price of $2.00 per commons share in each instance to each of four directors who were not salaried employees of the Company. Also, 50,000 options were granted to one director at an exercise price of $3.26 and 50,000 were granted to one director at an exercise price of $1.79. The exercise price of the options granted was based on the market price of the common shares at the time of grant. See Item 6.E, “Share Ownership”. None of the Company’s directors has a service contract with the Company.

C.    Board practices

The Board of Directors is responsible for overseeing the management of the business and affairs of the Company. The Board of Directors is responsible for establishing the Company’s policy direction and fundamental objectives. The Board of Directors has adopted a management control process and policy which delegates to management the responsibility and authority to direct the Company’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Under the policy, certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting.

The Corporate Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues. The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Company.

The Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Audit Committee currently consists of Fred Stewart (Chairman), Antoine Noujaim, and Brad Thompson. Its mandate and responsibilities are as follows:

(i)	The Committee shall meet a minimum of four times a year at a time and place arranged by the Corporation. A member of the Committee may request a special meeting at any time.

(ii)

The Committee shall appoint a Secretary who, in advance of each meeting of the Committee, shall distribute a written agenda to its members. The Secretary shall also take minutes of each meeting and, after their approval by the Chairman of the Audit Committee, distribute copies to all members of the Committee.

(iii)	The Committee shall prepare a report to the Board of Directors following each meeting. This report can be in the form of the minutes of the Audit Committee Meeting.

(iv)

The Committee shall establish and maintain a relationship with the external auditors ensuring the independence of the external auditor, and establishing the Board’s expectations of the external auditors. This includes specifying that the external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders.

(v)

The Committee shall review the audit plan with the external auditors prior to the audit being undertaken. This review should comprise reviewing the coordination of the audit plans, the extent of its scope and the fees involved.

(vi)

In addition, the Committee shall review with management and the auditors the quality and acceptability of the Corporation’s accounting principles and policies, any alternative practices or policies and their appropriateness, particularly with respect to any controversial or emerging areas.

(vii)

The Committee shall also review any accrual provisions or estimates that have a significant impact upon the financial statements as well as other sensitive matters, such as disclosure of related party transactions.

(viii)

The Committee shall review and assess management, programs and policies regarding the adequacy and effectiveness of internal controls over accounting and financial reporting systems within the Corporation and provide its expectations with respect to the internal audit functions. The Committee should review, with the external auditors, the significant recommendations made to management and their response respecting internal control changes.

(ix)	The Committee shall also discuss with the auditors any potential audit adjustments which were discussed with management, but were not reflected in the financial statements.

(x)	The Committee shall review the results of the external audit and any changes in accounting practices or policies and the impact such changes may have on financial statements.

(xi)

The Committee shall review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation, and the matter in which these matters have been disclosed in the financial statements.

(xii)

The Committee should review and approve in advance, any non-audit services performed for the Corporation by the external auditors with a view to determining whether the nature and extent of those services may detract from the auditors’ independence.

(xiii)	The Committee shall review all financial statements which require approval of the Board of Directors, including year end audited financial statements.

(xiv)

The Committee shall review any report of management including MD&A and press releases which accompanies each of the quarterly unaudited financial statements and year end audited financial statements circulated to shareholders or regulatory bodies for consistency of disclosure with the financial statements themselves, including to the extent required and provided, any certifications provided by management as to the accuracy of the financial statements,

(xv)

The Committee shall be directly responsible for the appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditor regarding financial reporting. The Committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services proscribed by law or regulation. The Committee may delegate pre-approval authority to a member of the audit committee. The decisions of any audit committee member to whom pre-approval authority is delegated must be presented to the full audit committee at its next scheduled meeting.

(xvi)

If a change in the external auditors is proposed by management, the Committee shall enquire as to the reasons for a change, including the response of the auditors to the proposal for change. The Committee shall inquire as to the qualifications of the newly proposed auditors before making any recommendation to the Board of Directors.

Further audit committee authorities and responsibilities with respect to U.S. obligations:

(i)

Both auditing and non-auditing services must be pre-approved by the audit committee. It is “unlawful” for the accounting firms to perform nine specifically listed categories of non-audit services for their public clients (see SEC independence rules-www.sec.gov/rules/final/33-7919.html), as well as internal audit outsourcing services, financial information systems work and expert services.

(ii)

The pre-approval of non-audit services may be delegated to a member of the audit committee, with any decisions of the member with delegated authority reporting to the committee at its next scheduled meeting.

(iii)

The auditor must report to the audit committee on critical accounting policies and practices to be used, all alternative treatments of financial information within Canadian and U.S. GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the auditor; any accounting disagreements between the auditor and management; and other material written communications between the auditor and management (such as any management letters and schedule of unadjusted differences).

(iv)	Audit committees must establish procedures for receiving and treating complaints regarding accounting and auditing matters, including complaints from those who wish to remain anonymous.

(v)	Audit committees must have the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties.

(vi)	Audit committee must receive corporate attorneys’ report of evidence of a material violation by the Corporation if management has not appropriately responded to the SEC with respect to the evidence.

The Board of Directors also has a Compensation Committee which is responsible for attracting, retaining and fairly compensating employees of the Company and is also responsible for succession planning. The Compensation Committee is composed of three members of the board of directors and are appointed annually by the Board and currently consists of Antoine Noujaim (Chairman), Fred Stewart, and Brad Thompson. Its responsibilities are as follows:

(i)

establishing and recommending remuneration strategies and benefit plan strategies for the Corporation, with particular emphasis on the officers and directors of the Corporation and key consultants to the Corporation;

(ii)	assessing the performance of the Chief Executive Officer and, through the Chief Executive Officer, that of the other officers of the Corporation;

(iii)	reviewing and assisting, where appropriate, in management succession planning and professional development planning for the officers of the Corporation;

(iv)	establishing and recommending the compensation levels of the Chief Executive Officer and the other officers of the Corporation;

(v)	establishing policy and recommending compensation for directors;

(vi)	reviewing the overall parameters of the Corporation’s stock option program and recommending option allocations for officers, directors and other employees of the Corporation;

(vii)	periodically reviewing the Corporation’s benefit plans to ensure the appropriateness thereof, and

(viii)	preparing and reviewing, as required, public or regulatory disclosure respecting compensation and the basis on which performance is measured.

Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

The following represents a tabular review of the corporate governance guidelines (the “Guidelines”) of the Toronto Stock Exchange, and the Company’s alignment with each of them as at December 31, 2002.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

1. The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for:

a. adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business	Yes	The Board annually reviews and approves the strategic plan, taking into account business risks and opportunities, and assists by providing advice on key strategic initiatives and projects.

b. identification of principal risks, and implementing risk management systems	Yes	The Board’s participation in and review of the annual budget, annual capital plan and strategic plan involves identification of the principal business risks and the appropriate implementation of systems, procedures and activities to address these risks. In addition, various committees of the Board focus on specific areas of risk.

c. succession planning, including appointing, training and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the Chief Executive Officer and through the Chief Executive Officer, the evaluation of the senior officers of the Corporation. The Board is directly responsible for the appointment and succession planning of the Chief Executive Officer, and the Board and the Chief Executive Officer are jointly involved and responsible for the appointment, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of the performance of the Chief Executive Officer and together with the Chief Executive Officer perform an annual review of the performance of senior management.

d. communications policy	Yes	The Board is specifically mandated to ensure systems are in place for communications with the Corporation’s shareholders and other stakeholders. The Corporation seeks to provide timely and meaningful information to its shareholders and other stakeholders through a variety of channels, including its annual reports, quarterly reports, news releases, website and call-in conference calls. The Corporation has implemented a policy to ensure appropriate, timely and full disclosure of information, (Corporate Disclosure Policy) and monitors its activities for compliance through the Board and the appropriate committees. The Corporation encourages and provides for stakeholder feedback through communications and investor relations programs.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

e. integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Corporation’s internal control and management information systems. The Audit Committee is specifically assigned the responsibility to review, assess and report to the Board on the effectiveness of financial reporting, the appropriateness of systems in place and of the information available to management.

2. Majority of directors should be unrelated	Yes	As at December 31, 2002, the Corporation had seven directors. Five directors (Dr. Antoine Noujaim, Mr. Fred Stewart, Mr. Bob Schultz, Mr. George Masters and Dr. William A. Cochrane) are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings.

3. Disclose which directors are related	Yes	Two of the seven directors (Dr. Thompson and Mr. Ball) are related directors.

4. Appoint a committee comprised exclusively of outside directors (the majority of whom are unrelated) responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	No	The Chairman of the Board (Dr. Thompson), a related director, solicits input from all directors, consolidates the information, and provides the information to the Corporate Governance Committee. It is the responsibility of the full Board to approve the proposal of the slate of directors for the upcoming year to the shareholders. Proposed candidates and the ongoing assessment of directors is established through the Corporate Governance Committee in discussion with the Chairman.

5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	Yes	The Corporate Governance Committee assesses and evaluates, on at least an annual basis, the performance and contribution of individual members of the Board and the effectiveness of the Board and its committees.

6. Provide orientation and education programs for new directors	Yes	The Corporation provides orientation sessions and educational materials to new board members, and senior management makes presentations on key matters.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

7. Review the size of Board of Directors and establish a board size which facilitates effective decision making	Yes	There are currently seven members of the Board. It is proposed that seven members be elected at the Meeting. The Board has determined that an appropriate size for Oncolytic’s Board of Directors is presently in the range of seven to nine directors. As a consequence, the Corporation is seeking additional qualified directors to act as members of the Board.

8. Review the adequacy and form of the compensation of directors and whether it reflects the responsibilities and risks of an effective director	Yes	The Compensation Committee reviews and reports to the Board on director compensation issues. The Compensation Committee has developed guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Oncolytics’ director compensation program and ability to draw directors with the background and experience required to develop an effective board.
9. Committees should generally be composed of outside directors, a majority of whom are unrelated	No	The Audit Committee is comprised of Dr. Noujaim and Mr. Stewart who are both outside and unrelated directors, and the Chairman, who is a related director. The Compensation Committee is comprised of two directors, Dr. Noujaim and Mr. Stewart who are outside and unrelated, and the Chairman, who is a related director. The Corporate Governance Committee is comprised of Mr. Schultz and Dr. Cochrane who are both outside and unrelated directors.

10. Appoint a committee responsible for the approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for developing and implementing policies and activities with respect to corporate governance matters.

11a. Define the limits to management’s responsibilities by developing mandates for the Board and the Chief Executive Officer	Yes	The Board reviews and approves the annual budget and business plan. In addition to the budget review and approval process, significant items are brought to the Board for their review and approval. Upon completion of the review process, limits and responsibilities as between management and the Board are developed for the ensuing year.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

11b. The Board should approve corporate objectives which the Chief Executive Officer is responsible for attaining and assess the Chief Executive Officer against these objectives	Yes	There is a definition of the responsibilities and accountabilities for the office of the Chief Executive Officer, including corporate objectives established by the Board and assigned as the responsibility of the Chief Executive Officer. Performance of the Chief Executive Officer is reviewed annually by the Board through the Compensation Committee in conjunction with the annual compensation reviews. This review is reported to the board without management representatives or related directors present.

12a. Implement structures and procedures to ensure the Board can function independently of management	Yes	The Board establishes a portion of each regularly scheduled meeting to discuss any issues without management directors being present. In addition, all committees of the Board set aside a portion of the meeting to meet without management or related directors being present. In addition, at the request of any director, a meeting of the board or any committee can be convened without the attendance of management or related directors.

12b. Appoint a chairman who is independent of management or assign responsibility to a “Lead Director”	Yes	The Board has appointed a Chairman who is related, and has appointed Mr. Schultz, who is an independent and unrelated director, as the Lead Director. All committees of the board have established mandates which are annually reviewed and approved by the Board.

The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on selection of committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director also consults directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

13. The Audit Committee should:

a. be comprised only of outside directors, all of the members of the committee should be financially literate, and at least one member should have accounting or related financial expertise.	No	The Audit Committee is comprised of three board members, two of which are outside and unrelated, and the Chairman, who is a related director. All three members are financially literate, with two members having extensive experience as Chief Executive Officers of publicly traded companies, and the third member having extensive experience with corporate reporting through his previous responsibilities as a lawyer, as a member of government, and his participation on the boards of various companies.

b. have roles and responsibilities specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties	Yes	The Audit Committee has established defined terms of reference that have been approved by the Board. The mandate of the Audit Committee includes but is not limited to the following duties:

• Establishing and maintaining a relationship with the external auditors ensuring the independence of the external auditor, and establishing the board’s expectations of the external auditors. This includes specifying that the external auditor is ultimately accountable to the board of directors and the audit committee as representatives of shareholders.

• Meet with the auditors and management of the Corporation, review financial statements and the financial position of the Corporation, review internal control procedures, and submit recommendations to the Board. Quarterly unaudited financial statements are approved by the Audit Committee, and year-end audited financial statements are reviewed by the Audit Committee, and recommended to the Board for final approval.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

		•	Review the audit plan with the external auditors prior to the audit being undertaken.

		•	Review with management and the auditors any alternative practices or policies and their appropriateness, particularly with respect to any controversial or emerging issues.

		•	Review any accrual provisions or estimates that have a significant impact on the financial statements.

		•	Review and assess management programs and policies regarding the adequacy and effectiveness of internal controls over accounting and financial reporting systems within the Corporation, and provide its expectations with respect to the internal audit function.

		•	The Audit Consider whether the external auditors should be appointed for the ensuing year and make recommendations in this regard to the Board.

The mandate of the audit committee is reviewed by the Audit Committee and the Board and reassessed for adequacy no less than annually.

c. have direct communication channels with the external auditors	Yes	The external auditors attend each scheduled meeting of the Audit Committee. At each meeting, the Audit Committee sets aside a portion of the meeting to discuss matters with the auditors without management or any related directors present. In addition to other matters, the committee discusses with the auditors both the quality and acceptability of the Corporation’s accounting principles and policies. The Audit Committee also has the authority to call a meeting without management or related directors present at its discretion, and engage experts as required to address any issues important to its mandate or as delegated to it by the board.

d. have oversight responsibility for management reporting on internal control	Yes	The mandate for the Audit Committee establishes reporting on internal control as a responsibility of the committee.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

e. be responsible to ensure that management has designed and implemented an effective system of internal control	Yes	The mandate of the Audit Committee includes the establishment and implementation of an effective and appropriate system of internal control. The Audit Committee utilizes the external auditors to report on control matters as well as utilizing other resources as deemed necessary and appropriate under the circumstances.

14. Implement a system to enable individual directors to engage outside advisors at the Corporation’s expense	Yes	Individual directors may engage outside advisors at the Corporation’s expense with the approval of the Chairman of the Board or the Lead Director.

D.    Employees

As at December 31, 2002 the Company had 9 employees. Seven employees are located in Calgary, Alberta, Dr. Schnarr is located in Toronto, Ontario and Dr. Gill is located in Washington DC. None of the employees are members of a union. The Company’s employees were employed primarily in the following areas:

Research and development	5
Corporate development	1
Finance and administrative	3

E.    Share Ownership

Beneficial Ownership Table

The following table sets forth certain information known to the Company, based on representations made by the director and officers of the Company, with respect to beneficial ownership of its common shares by the Company’s current directors and Named Executive Officers. The information set forth in the following table is as of April 30, 2003 and includes common shares subject to outstanding stock options.

Name	Municipality	Position	No of Common Shares	Percentage(1)

Brad Thompson	Calgary, Alberta	Chairman, President and C.E.O.	769,000	3.12

Matt Coffey	Calgary, Alberta	V.P. Product Development	399,050	1.62

Tony Noujaim	Edmonton, Alberta	Director	81,500	0.33

Fred Stewart	Calgary, Alberta	Director	105,500	0.43

Doug Ball	Calgary, Alberta	C.F.O. and Director	374,500	1.52

Bob Schultz	Toronto, Ontario	Lead Director	101,500	0.41

Wayne Schnarr	Toronto, Ontario	V.P. Corporate Development	448,102	1.82

George Gill	Washington DC	Senior V.P. Clinical and	120,000	0.49
		Regulatory Affairs

George Masters	Churchpoint,	Director	67,500	0.27
	Nova Scotia

William Cochrane	Calgary, Alberta	Director	50,000	1.79

(1)	Percentage based on 22,285,284 common shares outstanding as of April 30, 2003, plus the number of shares underlying those options exercisable by the individual.

Options

The options granted by the Company and outstanding to the current Named Executive Officers and directors at April 30, 2003 were as follows:

Grantee	Number of shares underlying options	Date of Grant	Date of expiry	Exercise price per share

Brad Thompson	641,500	Nov. 8, 1999	Nov. 8, 2009	$ 0.85

	15,000	Dec. 14, 2000	Dec. 14, 2010	$12.15

	18,000	June 20, 2001	June 20, 2011	$ 9.76

	25,000	Dec. 17, 2001	Dec. 17, 2011	$ 7.25

	50,000	May 16, 2002	May 16, 2012	$ 2.70

	10,000	Dec. 13, 2002	Dec. 13, 2012	$ 2.00

Matt Coffey	295,750	Nov. 8, 1999	Nov. 8, 2009	$ 0.85

	15,000	Dec. 14, 2000	Dec. 14, 2010	$12.15

	18,000	June 20, 2001	June 20, 2011	$ 9.76

	20,000	Dec. 17, 2001	Dec. 17, 2011	$ 7.25

	37,500	May 16, 2002	May 16, 2012	$ 2.70

	10,000	Dec. 13, 2002	Dec. 13, 2012	$ 2.00

Grantee	Number of shares underlying options	Date of Grant	Date of expiry	Exercise price per share

Tony Noujaim	30,000	Nov. 8, 1999	Nov. 8, 2009	$ 0.85

	15,000	Dec. 14, 2000	Dec. 14, 2010	$12.15

	9,000	June 20, 2001	June 20, 2011	$ 9.76

	10,000	Dec. 17, 2001	Dec. 17, 2011	$ 7.25

	7,500	May 16, 2002	May 16, 2012	$ 2.70

	10,000	Dec. 13, 2002	Dec. 13, 2012	$ 2.00

Fred Stewart	30,000	Nov. 8, 1999	Nov. 8, 2009	$ 0.85

	15,000	Dec. 14, 2000	Dec. 14, 2010	$12.15

	9,000	June 20, 2001	June 20, 2011	$ 9.76

	10,000	Dec. 17, 2001	Dec. 17, 2011	$ 7.25

	7,500	May 16, 2002	May 16, 2012	$ 2.70

	10,000	Dec. 13, 2002	Dec. 13, 2012	$ 2.00

Doug Ball	15,000	Nov. 8, 1999	Nov. 8, 2009	$ 0.85

	250,000	May 17, 2000	May 17, 2010	$ 9.50

	15,000	Dec. 14, 2000	Dec. 14, 2010	$12.15

	27,000	June 20, 2001	June 20, 2011	$ 9.76

	20,000	Dec. 17, 2001	Dec. 17, 2011	$ 7.25

	37,500	May 16, 2002	May 16, 2012	$ 2.70

	10,000	Dec. 13, 2002	Dec. 13, 2012	$ 2.00

Bob Schultz	50,000	July 11, 2000	July 11, 2010	$13.50

	15,000	Dec. 14, 2000	Dec. 14, 2010	$12.15

	9,000	June 20, 2001	June 20, 2011	$ 9.76

	10,000	Dec. 17, 2001	Dec. 17, 2011	$ 7.25

	7,500	May 16, 2002	May 16, 2012	$ 2.70

	10,000	Dec. 13, 2002	Dec. 13, 2012	$ 2.00

Wayne Schnarr	375,000	May 30, 2001	May 30, 2011	$ 7.99

	12,000	Dec. 17, 2001	Dec. 17, 2011	$ 7.25

	37,500	May 16, 2002	May 16, 2012	$ 2.70

	10,000	Dec. 13, 2002	Dec. 13, 2012	$ 2.00

George Masters	50,000	April 9, 2002	April 9, 2012	$ 3.26

	7,500	May 16, 2002	May 16, 2012	$ 2.70

	10,000	Dec. 13, 2002	Dec. 13, 2012	$ 2.00

William Cochrane	50,000	Nov. 4, 2002	Nov. 4, 2012	$ 1.79

Stock Option Plan

The Board of Directors of the Company has adopted a stock option plan (the “Plan”) pursuant to which options to purchase common shares in the capital stock of Oncolytics Biotech Inc. may be granted to the directors, officers and employees of the Company and to consultants retained by the Company. As amended and approved by the shareholders May 28, 2003, the Board may allocate up to 3,142,225 common shares for issuance under the Plan.

Options may be granted to eligible participants as selected by the Board. The number of shares that may be acquired under any option shall be determined by the Board as at the time the option is granted, provided that the aggregate number of shares reserved for issuance to any one participant under the Plan or any other plan of the Company shall not exceed five percent (5%) of the total number of issued and outstanding shares (calculated on a non-diluted basis). Options granted under the Plan are non-transferable.

Options may be exercised at the price (the “Exercise Price”) which shall be fixed by the Board at the time that the option is granted. No option shall be granted with an Exercise Price at a discount to the closing price of the shares on a stock exchange upon which the shares are listed on the first trading day preceding the date of grant on which at least one board lot of shares traded on such exchange.

The period during which an option may be exercised (the “Option Term”) shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board in its sole discretion at the time such option is granted, provided that (i) no option in respect of which shareholder approval is required under the rules of any stock exchange on which the shares are then listed shall be exercisable until such time as the option has been approved by the Company’s shareholders and (ii) no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

Subject to any written agreement between the Company and a participant providing otherwise, if a participant who is a director, officer, employee or consultant of the Company shall cease to be a director, officer, employee or consultant (i) for any reason other than death or permanent disability, the unvested portion of the option will immediately terminate and the vested portion of the option will terminate on the earlier of (A) the end of the Option Term or (B) 90 days after the date such participant ceases to be a director, officer, employee or consultant of the Company as to the then vested portion of the option, or (ii) in the case of death or permanent disability of the participant, the unvested portion of the option will immediately terminate and the vested portion of the option will terminate on the earlier of (A) the end of the Option Term or (B) 12 months after the date of death or permanent disability. Notwithstanding the foregoing, the Board may, at its discretion, extend the period during which any options may be exercised, in the case of options held by non-management directors, by not more than one year, and in the case of options held by other persons, by not more than three years, but in no case longer the normal expiry of the options.

Notwithstanding the foregoing, in the event of a sale by the Company of all or substantially all of its assets or in the event of a change of control of the Company then participants under the Plan shall be entitled to exercise in full or in part any unexercised options previously granted under the Plan, whether vested or not, either during the term of the option or within 90 days after the date of termination of the employment of the participant or the cessation or termination of the participant as a director, officer, employee or consultant of the Company, whichever first occurs. In addition, the Employment Agreements entered into between the Company and the Named Executive Officers include certain provisions relating to the vesting and exercisability of options held by the Named Executive Officers. See Item 6.A, “Management Contracts”.

Item 7 — Major Shareholders and Related Party Transactions

A.    Major shareholders

Insofar as it is aware, as at the date hereof, the Company is not directly or indirectly owned or controlled by another Company(s) or by the provincial government of Alberta, the federal government of Canada or any foreign government.

To the knowledge of the Company, no person owns of record or owns beneficially, directly or indirectly, more than 5% of the issued and outstanding Shares of the Company.

On May 7, 2002, the shareholders of the Company approved the release from escrow of 4,725,000 common shares of the Company held by SYNSORB on the condition that 4,000,000 of these shares would be distributed to SYNSORB's shareholders.

Effective May 15, 2002, SYNSORB distributed 4,000,000 common shares of the Company to SYNSORB’s shareholders.

All holders of common shares of the Company have the same voting rights.

According to the certified list of registered shareholders as provided by the transfer agent, as at April 29, 2003, approximately 13.6 % of the outstanding shares of the Company are held of record by 115 entities resident in the United States.

B.    Related Party Transactions

There are no material interests, direct or indirect, of officers, or shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding shares or any known associate or affiliates of such persons, in any transaction since January 1, 2000 or in any proposed transaction which has materially affected or would materially affect the Company.

Pursuant to the Assignment of Obligations, the obligation to make certain milestone and royalty payments to the parties that transferred certain intellectual property to SYNSORB was assigned from SYNSORB to the Company. The Company thereby agreed to indemnify and save harmless SYNSORB from all actions, suits, demands, claims, costs, losses, expenses, charges and damages brought against SYNSORB in relation to the payment or non-payment of such obligations; however, such assignment does not affect or release SYNSORB from its liabilities and responsibilities under the terms of the Share Purchase Agreement providing for the acquisition by SYNSORB of all of the then outstanding common shares. Part of the milestone and royalty payments outlined in this agreement will be payable to, among others, Dr. Thompson and Dr. Coffey.

On May 7, 2002, the shareholders of the Company approved release from escrow 4,725,000 common shares of the Company held by SYNSORB. Effective May 15, 2002, SYNSORB distributed 4,000,000 common shares of the Company to SYNSORB’s shareholders. See “Item 4. – Business of the Company – General.” In consideration for the early release from escrow of these common shares, the Company acquired certain securities of BCY from SYNSORB. See “Item 4. – Information on the Company – Acquisition of all of the Shares of the Company by SYNSORB.”

Other than as discussed herein, there are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding common shares or any known associate or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Company.

No director, officer or proposed nominee for election as a director of the Company or any associate of any such persons is, or since January 1, 2000 has been, indebted to the Company.

C.    Interests of experts and counsel

Not applicable

Item 8 — Financial Information

A.   Financial Statements and Other Financial Information

Financial Statements

Attached to this Annual Report are the financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

•	Balance sheet as of December 31, 2002 with comparative figures shown as of December 31, 2001

•	Statements of loss and deficit for the fiscal years ended December 31, 2002, 2001, and 2000 and the period from inception on April 2, 1998

•	Statements of Cash Flows for the fiscal years ended December 31, 2002, 2001, and 2000 and the period from inception on April 2, 1998

•	Notes to the Financial Statements

Legal Proceedings

The Company is not aware of any pending legal proceedings to which the Company is a party, or of which any of its properties is the subject.

Dividend Policy

No dividends have been declared or paid on the shares of the Company since incorporation and it is not anticipated that any dividends will be declared or paid on the shares in the immediate or foreseeable future. Any decision to pay dividends on the shares will be made by the board of directors on the basis of the Company’s earnings, financial requirements and other conditions existing at such future time.

B.    Significant Changes

On February 10, 2003, the Company issued 140,000 units at $2.00 per unit for gross proceeds of $280,000. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant exercisable to acquire one common share at $3.00 per share.

On June 6, 2003, the Company announced that it has sold all of its 6.89 million shares of Transition Therapeutics Inc. for net proceeds of $2,552,745. The Company will record a loss of approximately $2.156 million on the sale of the shares.

On June 19, 2003, the Company announced that it closed a private placement of 2,120,000 units at $3.00 per unit for gross proceeds of $6.36 million. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant exercisable to acquire one comment share for $4.00 per share until December 19, 2004. Certain registered dealers received a commission of 7.5% of the gross proceeds and a warrant entitling them to acquire a number of common shares of the Company equal to 10% of the number of units issued. Net proceeds from this private placement were anticipated to be approximately $5.9 million.

Item 9 — The Offer and Listing

A.    Offer and Listing Details

The Company initially listed its common shares for trading on the Alberta Stock Exchange (the “ASE”) (which subsequently changed to the Canadian Venture Exchange “CDNX”) on November 8, 1999, and traded on this exchange until June 1, 2000, when it listed its shares for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “ONC”. The Company voluntarily de-listed from the CDNX shortly after commencement of trading on the TSX. Since October 5, 2001, the common shares of the Company have also been trading on the Nasdaq Small Cap Market under the trading symbol “ONCY”. The Company’s common shares are issued in registered form.

The following tables set forth the reported high and low closing prices on the applicable Canadian exchange (ASE, CDNX or TSX) in Canadian dollars, and on the Nasdaq Small Cap Market in U.S. dollars for:

(a)

the period from initial listing on November 8, to December 31,1999 and annually for 2000, 2001 and 2002 for the Canadian exchanges, and the period from initial listing on October 5, to December 31, 2001 and for 2002 for the Nasdaq Small Cap Market,

(b)

each quarterly period for the past two fiscal years and each subsequent period for the Canadian exchanges, and the period from initial listing on October 5, to December 31, 2001 and each subsequent quarterly period for the Nasdaq Small Cap market, and

(c)	for each of the six months from December 2002 to May 2003.

Canadian Stock Exchanges

Fiscal year ended December 31	High	Low

2002	6.76	1.55

2001	17.00	5.30

2000	20.40	2.40

1999 (from November 8)	2.65	1.50

Quarter ended	High	Low

March 31, 2003	2.40	1.55

December 31, 2002	2.90	1.55

September 30, 2002	2.50	1.94

June 30, 2002	3.70	2.20

March 31, 2002	6.76	2.53

December 31, 2001	8.90	6.20

September 30, 2001	9.73	5.30

June 30, 2001	10.90	7.10

March 31, 2001	17.00	9.05

Month	High	Low

May 2003	4.41	1.97

April 2003	2.30	1.55

March 2003	1.71	1.55

February 2003	1.87	1.60

January 2003	2.40	1.85

December 2002	2.27	1.83

Nasdaq Small Cap Market (all figures US$)

Fiscal year ended December 31	High	Low

2002	2.27	1.05

2001 (from October 5)	5.51	4.00

Quarter ended	High	Low

December 31, 2002	1.80	0.98

September 30, 2002	1.62	1.19

June 30, 2002	2.35	1.35

March 31, 2002	4.49	1.58

December 31, 2001 (from October 5)	5.51	4.00

Month	High	Low

May 2003	3.24	1.40

April 2003	1.59	1.00

March 2003	1.15	1.00

February 2003	1.26	1.04

January 2003	1.54	1.15

December 2002	1.47	1.13

B.    Plan of Distribution

Not applicable

C.    Markets

The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the trading symbol “ONC” and, since October 5, 2001, on the Nasdaq Small Cap Market under the trading symbol “ONCY”.

D.    Selling Shareholders

Not applicable

E.    Expenses of the Issue

Not applicable

Item 10 — Additional Information

A.    Share Capital

Not applicable

B.    Memorandum and Articles of Association

        We have previously filed a description of the Company’s memorandum and articles of association on Form 20-F filed on May 31, 2002 (Commission file #0-31602) under the caption “Item 10 – Additional Information – B. Memorandum and Articles of Association” found on pages 49 – 52 of the Form 20-F. We incorporate by reference this caption into the present report.

C.    Material Contracts

None other than those entered into in the ordinary course of business and those filed with this or previously filed Annual Reports.

In April 2002, the Company issued a notice of special meeting and proxy statement to its shareholders to approve the release of the 4,725,000 escrowed shares held by SYNSORB; provided that SYNSORB distributed 4,000,000 of the released shares to its shareholders.  On May 7, 2002, the shareholders of the Company approved the release from escrow and the 4,000,000 shares were distributed to SYNSORB shareholders.  SYNSORB agreed to transfer 1,500,000 shares of BCY and 400,000 rights to BCY shares to the Company as consideration for the release of the shares from escrow.  The transactions were effected pursuant to an agreement on February 22, 2002 between the Company and SYNSORB to seek the approval of the Alberta Securities Commission to release the shares from escrow.  Information related to the release of the shares is set forth in the Company’s management proxy circular dated April 5, 2002.

D.    Exchange Controls

Except for the Investment Canada Act (Canada), and Canadian withholding taxes described below, there are no limitations on the right of non-residents of Canada or foreign owners to hold or vote the Company’s common shares or any of its other securities imposed by Canadian or provincial laws or any of its constating documents and there are no Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to holders of any of the Company’s securities who are not residents of Canada.

E.    Taxation

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Taxation — Canadian Federal Income Tax Consequences” below.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S.Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2002, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder (a “Holder”) of one or more common shares who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is a non-resident of Canada, holds the common shares as capital property (other than capital property used in or held in connection with a business being carried on in Canada) and deals at arm’s length with the Company. This summary does not address the special tax consequences which may apply to a holder of common shares who is an insurer carrying on an insurance business in Canada and elsewhere for the purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, the provisions of the Canada-U.S. Income Tax Convention, 1980 (the “Treaty”), an understanding of the current administrative practices of the Canada Customs and Revenue Agency, and all specific proposals to amend the Tax Act and the regulations thereunder announced by, or on behalf of, the Canadian Minister of Finance prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

This summary is of a general nature only, and does not constitute legal or tax advice to any particular Holder and no representation is made with respect to the tax consequences to any particular Holder. Consequently, Holders should consult with their own tax advisors with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax at the rate of 25%, or such lower rate as may be available under an applicable tax treaty, on the gross amount of any dividends paid or credited (or deemed to be paid or credited) on the common shares. By virtue of the Treaty, the rate of any such Canadian withholding tax on dividends paid or credited (or deemed to be paid or credited) to a resident of the United States which is the beneficial holder thereof will generally be reduced to 15%, subject to a further reduction to 5% in the case of a U.S. corporate shareholder which owns 10% or more of the outstanding common shares of the Company.

Disposition of Common Shares

A Holder who disposes of common shares, including by deemed disposition on death or otherwise, will not be subject to Canadian tax under the Tax Act on any resulting capital gain unless the common shares constitute “taxable Canadian property” to the Holder. In general, common shares will only constitute taxable Canadian property to a Holder if, on the date of disposition, the common shares are not listed on a prescribed stock exchange (which includes The Toronto Stock Exchange). If the common shares are listed on a prescribed stock exchange on the date of disposition, the common shares will only be taxable Canadian property if: (i) at any time within the five-year period immediately preceding the disposition, the Holder, persons with whom the Holder did not deal at arm’s length, or the Holder together with such persons owned 25% or more of the shares of any class or series of the capital stock of the Company or had a right to acquire 25% or more of the shares of any class or series of the capital stock of the Company; or (ii) the commons shares are deemed to be taxable Canadian property pursuant to the Tax Act.

A Holder who is a resident of the United States for the purposes of the Treaty and realizes a capital gain on a disposition or deemed disposition of common shares that constitute taxable Canadian property to the Holder will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax on any such capital gain unless the value of the common shares is derived principally from real property situated in Canada. The Company is of the view that the value of its shares is not currently derived principally from real property situated in Canada; however, the determination as to whether Canadian tax would be applicable must be made at the time of the disposition or deemed disposition.

F.    Dividends and Paying Agents

Not applicable

G.    Statement by Experts

Not applicable

H.    Documents on Display

The documents referred to in this Annual Report may be inspected at the Company’s head office during regular business hours upon reasonable notice.

I.    Subsidiary Information

Not applicable

Item 11 — Quantitative and Qualitative Disclosures About Market Risk

The Company maintains its surplus funds through an investment account with its major bank. The investment account rates are based on monthly average deposit levels, at a discount to the bank’s prime rate. It provides a rate of interest that floats based on bank prime to a maximum based on a 10 basis point discount to thirty (30) day Bank of Canada Bankers’ Acceptance. Given the nature of the investment account, the Company can withdraw or transfer funds as required from this facility without incurring any break-funding costs. The Company does not invest in instruments for trading purposes, and does not hold or has not engaged in market rate sensitive instruments such as forwards and futures, options, swaps, derivatives or other complex instruments.

Based upon the average cash balances in 2002 of $11.6 million, an average annual interest rate increase of 1% could have impacted investment income by $116,000. Since the Company invests in a blended rate and maturity, a portion of this interest rate increase would have been recovered.

During 2002, and as at December 31, 2001, the Company had one debt facility outstanding for $150,000. The loan does not bear interest, but is repayable in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of gross sales generated by the Company; or (b) $15,000 per annum until the loan is repaid in full.

The Company conducts the majority of its business in Canada, and incurs the majority of its costs in Canadian dollars. During 2002 the Company incurred costs of approximately $1.9 million in U.S. dollars. This represents approximately $2.9 million in Canadian dollars, or approximately 42% of expenses for the year. Based on this level of costs, a $0.10 worsening in the U.S. dollar value of one Canadian dollar could increase expenses in Canadian dollars by approximately $190,000 on an annual basis. The Company does not engage in any hedging activities with respect to its foreign currency risk.

The Company is exposed to investment risks in its investments in other companies. The fair values of its investments are subject to fluctuations due to stock market volatility and changes in general economic conditions. The Company regularly reviews the carrying values of its investments. At December 31, 2002, the Company had investments with readily determinable market value of $5.0 million. Based on the carrying values of our investments with readily determinable market values at December 31, 2002, adverse changes of 25% in equity market prices would result in a corresponding decline in the total fair value of these investments of approximately $1.3 million.

The Company does not have any material exposure to commodity risks. The Company has limited exposure to direct economic and political changes in international markets, as it presently conducts its operations in Canada, and the United States.

Item 12 — Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13 — Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 — Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have reviewed its disclosure controls and procedures within 90 days prior to filing the Annual Report on Form 20-F. Based upon this review, these officers believe that the Company’s disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to these officers by others within the Company.

(b) Changes in Internal Controls

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls during the year covered by this Annual Report on Form 20-F or from the end of the fiscal period to the date hereof.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16 — Reserved

Not applicable

PART III

Item 17 — Financial Statements

Not applicable

Item 18 — Financial Statements

The financial statements required by this Item are included following this page.

Management Report

In management’s opinion, the accompanying financial statements have been properly prepared within reasonable limits of materiality and within the framework of appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

Management is responsible for the integrity of the financial statements. Financial statements generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements. Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial purposes.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that responsibilities are properly discharged and to review financial statements before they are presented to the Board of Directors for approval.

/s/ Brad Thompson Brad Thompson, PhD	/s/ Doug Ball Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

Auditors’ Report

To the Shareholders of Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2002 and 2001 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	/s/ Ernst & Young LLP Ernst & Young LLP
February 13, 2003	Chartered Accountants

Balance Sheets

As At December 31	$2002	2001

ASSETS
Current
Cash and cash equivalents	8,319,244	14,970,756
Accounts receivable	48,536	95,321
Prepaid expenses	77,158	24,189

	8,444,938	15,090,266
Capital assets (note 4)	4,516,813	3,982,293
Investments (notes 6 and 8)	5,006,503	—

	17,968,254	19,072,559

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,260,239	2,321,063

Alberta Heritage Foundation loan (note 5)	150,000	150,000

Future income tax liability (note 13)	—	647,618

Commitments and contingency (notes 7 and 9)
Shareholders’ Equity
Share Capital (note 10)
Authorized: unlimited
Issued: 22,145,284 (2000 — 19,191,395)	30,305,858	23,812,953
Contributed surplus (note 2, 8 & 10)	2,702,718	2,500,000
Deficit	(16,450,561)	(10,359,075)

	16,558,015	15,953,878

	17,968,254	19,072,559

See accompanying notes

On behalf of the Board:

/s/ Brad Thompson Brad Thompson, PhD	/s/ Doug Ball Doug Ball, CA
Director	Director

Statement of Loss and Deficit

				Cumulative
				from inception
				on April 2,
For the years ended December 31	$2002	2001	2000	1998

Revenue
Rights revenue (note 11)	—	—	310,000	310,000
Interest income	208,867	655,212	905,690	1,772,678

	208,867	655,212	1,215,690	2,082,678

Expenses
Research and development	4,283,743	5,116,661	3,689,815	13,576,881
Operating	2,102,272	1,555,128	1,060,643	4,807,073
Amortization	574,237	465,454	205,196	1,246,566

	6,960,252	7,137,243	4,955,654	19,630,520

Loss before income tax	6,751,385	6,482,031	3,739,964	17,547,842
Income tax recovery (note 13)	(659,899)	(310,570)	(126,812)	(1,097,281)

Net loss for the year	6,091,486	6,171,461	3,613,152	16,450,561
Deficit, beginning of the year	10,359,075	4,187,614	574,462	—

Deficit, end of year	16,450,561	10,359,075	4,187,614	16,450,561

Basic and diluted loss per share (note 12)	(0.30)	(0.34)	(0.22)

Statement of Cash Flows

				Cumulative
				from inception
				on April 2,
For the years ended December 31	$2002	2001	2000	1998

OPERATING ACTIVITIES
Net loss for the year	(6,091,486)	(6,171,461)	(3,613,152)	(16,450,561)
Deduct non-cash items
Amortization	574,237	465,454	205,196	1,246,566
Income tax recovery	(647,618)	(340,570)	(126,812)	(1,115,000)
Non-cash compensation (note 10)	32,718	—	—	32,718
Net changes in non-cash working capital	(1,123,551)	1,773,720	376,769	1,065,370

	(7,255,700)	(4,272,857)	(3,157,999)	(15,220,907)

INVESTING ACTIVITIES
Capital asset expenditures	(1,052,214)	(585,513)	(372,823)	(2,079,200)
Investment in Transition Therapeutics Inc. (note 8)	(20,352)	—	—	(20,352)
Investment in BCY LifeSciences Inc. (note 8)	(127,123)	—	—	(127,123)

	(1,199,689)	(585,513)	(373,823)	(2,226,675)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	34,000	2,210,016	501,010	2,760,103
Proceeds from private placement (note 10)	1,769,877	—	2,998,645	6,673,520
Proceeds from issue of common shares	—	—	13,101,100	16,183,203

	1,803,877	2,210,016	16,600,755	25,766,826

Increase (decrease) in cash during the year	(6,651,512)	(2,648,354)	13,069,933	8,319,244
Cash and cash equivalents, beginning of the year	14,970,756	17,619,110	4,549,177	—

Cash and cash equivalents, end of the year	8,319,244	14,970,756	17,619,110	8,319,244

Cash interest received	218,129	655,212	905,690

Cash taxes paid	18,114	39,870	—

See accompanying notes

Notes to Financial Statements

December 31, 2002 and 2001

1. INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2. BASIS OF FINANCIAL STATEMENT PRESENTATION

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares and sales of shares by SYNSORB. Effective May 15, 2002, SYNSORB distributed 4,000,000 shares of the Company to its shareholders [note 6]. The 725,000 shares of the Company remaining after the distribution were sold before December 31, 2002. As a result, as of December 31, 2002, SYNSORB no longer has any ownership interest in the Company (December 31, 2001 — 32.6%).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 15. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

i) Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company’s financial statements include determination of the expected net recovery from and the amortization period of intellectual property.

ii) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances with banks, as well as highly liquid short-term investments with a term of less than three months earning an average interest rate of 2.2% (2001 — 4.0%).

iii) Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Medical and office equipment and furniture	20%
Computer equipment	30%
Leasehold improvements	Straight line over the term of the lease

Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over seventeen years or estimated useful life, whichever is shorter, and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property at least on an annual basis by measuring the expected net recovery from products based on the use of the intellectual property.

Effective January 2, 2002, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) standard for goodwill and other intangibles. Under the new standard, goodwill and certain intangibles are no longer subject to amortization, but are instead tested for impairment at least annually. The Company has assessed the application of this policy with respect to its intangible assets and determined that there is no reclassification required, and no impact on the carrying value of its assets, or on the net loss or loss per share for the year. Under the new standard, the Company’s (mainly patents) continue to be amortized on the basis described above.

iv) Investments

Investments are accounted for at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

v) Financial instruments

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, and the Alberta Heritage Foundation loan. As at December 31, 2002 and 2001, there are no significant differences between the carrying values of these amounts and their estimated market values, with the exception of investments whose market value at December 31, 2002 was $2,537,089, determined by the closing market value of the investees’ shares. No write-downs to market value have been recorded in the financial statements as based on management’s present assessments, there was not sufficient evidence at year-end that a decline in the market value of the investments was other than temporary.

vi) Foreign exchange

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the year.

vii) Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

viii) Loss per common share

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

ix) Options and warrants

The Company has one stock option plan available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant in accordance with Toronto Stock Exchange guidelines, vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.

On January 1, 2002, the Company prospectively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method, are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. A modification of the terms of an award that makes it more valuable, including re-pricing of options, is treated as if it were an exchange of the original award for a new award. The incremental value is recorded as additional compensation cost. Under the intrinsic value method, compensation expense is determined as the difference between the fair value and the exercise price of the equity instrument granted. If the intrinsic value method is used, pro forma disclosure is made of earnings or losses and the related per share amounts as if the fair value method had been used. The Company has elected to use the intrinsic value method of accounting for employee options issued under the fixed stock option plan. Accordingly, no compensation expense has been recognized for this plan for stock options granted to employees, officers and directors.

Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

x) Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

4. CAPITAL ASSETS

	2002			2001

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Intellectual property	5,303,134	1,095,263	4,207,871	4,386,071	614,895	3,771,176
Medical equipment	166,192	30,558	135,634	—	—	—
Office equipment	29,378	9,508	19,870	29,158	3,503	25,655
Office furniture	77,396	25,378	52,018	72,461	10,127	62,334
Computer equipment	86,443	49,203	37,240	75,109	24,032	51,077
Leasehold improvements	100,834	36,654	64,180	91,821	19,770	72,051

	5,763,377	1,246,564	4,516,813	4,654,620	672,327	3,982,293

5. ALBERTA HERITAGE FOUNDATION LOAN

The Company has received a non-interest bearing loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

6. RELATED PARTY TRANSACTIONS

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY Life Sciences (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY. In the fourth quarter, the Company received 200,000 of these 400,000 common shares. These 1,700,000 commons shares in BCY have been recorded at $170,000 based on the quoted market price of the BCY common shares with an offsetting credit recorded to contributed surplus.

7. COMMITMENTS

The Company is committed to payments totaling $1,672,121 during 2003 for activities primarily related to product manufacturing as well as continuing toxicology and process related costs.

The Company is committed to monthly rental payments (including the Company’s portion of operating costs) of $10,788 under the terms of a lease for office premises, which expires on May 31, 2006.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, only if sales of a specified product occurs. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

8. INVESTMENTS

On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for a total consideration of $127,123 (including costs of $2,123). The combined 2,394,445 shares owned by the Company [note 6] represent approximately 7.6% of the issued and outstanding shares of BCY at December 31, 2002.

On June 14, 2002, the Company acquired 6,890,000 common shares of Transition Therapeutics Inc. (“TTH”), a public company, through the issuance of 1,913,889 common shares of the Company from treasury. This represents approximately 11.5% of the common shares of TTH issued and outstanding as at December 31, 2002. The investment has been recorded at $4,709,380 (including acquisition costs of $20,352) based on the trading price of the Company’s shares.

9. CONTINGENCY

During 1999, the Company assumed certain obligations in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB (“Purchaser”) and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2002, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt, in any country, from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. If the Purchaser receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company has assumed an obligation to pay to the vendors under the Agreement, twenty (20%) percent of the royalty payments and other payments received by the Purchaser. If the Purchaser develops the reovirus treatment to the point where it may be marketed by the Purchaser at the commercial level, the payments referred to in the foregoing sentence will be replaced by a royalty payment of four (4%) percent of Net Sales received by the Purchaser for such products.

10. SHARE CAPITAL

Authorized: Unlimited number of common shares

	Number of	Amount
Issued	Common Shares	$

Balance, December 31, 1998	2,145,300	4
Issued on exercise of stock options	76,922	77

	2,222,222	81

July 29, 1999 share split (a)	6,750,000	81
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103
Issued for cash pursuant to exercise of share purchase warrants (b)	20,000	15,000

Balance, December 31, 1999	13,669,997	5,002,182
Issued on exercise of stock options and warrants	573,910	501,010
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100

Balance, December 31, 2000	17,488,805	21,602,937
Issued on exercise of stock options and warrants	1,702,590	2,210,016

Balance, December 31, 2001	19,191,395	23,812,953
Issued on exercise of stock options	40,000	34,000
Issued on acquisition of the interest in TTH (f)	1,913,889	4,689,028
Issued for cash pursuant to December 11, 2002 private placement (net of share issue costs of $230,123) (g)	1,000,000	1,769,877

Balance, December 31, 2002	22,145,284	30,305,858

(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to the private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to the acquisition of 6,890,000 common shares of TTH from existing shareholders of TTH, 1,913,889 common shares were issued from treasury [note 8].

(g)	Pursuant to the private placement, 1,000,000 common shares were issued at an issue price of $2 per share net of issue costs of $230,123. Each common share had an associated one-half of one common share purchase warrant for a total of 500,000 warrants. Each whole common share purchase warrant will entitle the holder to acquire one common share in the capital of the Company upon payment of $3 per share until June 11, 2004. In addition, the company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. At December 31, 2002, none of the warrants have been exercised.

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31, 2002:

	2002		2001

	Stock	Weighted Average	Stock	Weighted Average
	Options	Share Price $	Options	Share Price $

Outstanding at beginning of year	2,308,000	5.40	1,616,770	4.03
Granted during year	558,500	2.33	747,750	8.02
Cancelled during year	(173,000)	10.39	(1,920)	10.90
Exercised during year	(40,000)	0.85	(54,600)	0.85

Outstanding at end of year	2,653,500	4.40	2,308,000	5.40

Options exercisable at end of year	2,414,500	4.33	1,951,333	4.80

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2002:

		Weighted Average
Range of		Remaining	Weighted Average		Weighted Average
Exercise Prices $	Number Outstanding	Contractual Life (years)	Exercise Price $	Number Exercisable	Exercise Price $

0 — 0.85	1,012,250	6.8	0.85	1,012,250	0.85
1.79 — 2.37	296,000	9.8	1.90	205,334	1.91
2.70 — 3.26	300,250	9.2	2.79	276,916	2.80
6.77 — 7.50	187,000	8.9	7.30	187,000	7.30
7.99 — 9.76	715,000	8.1	8.74	590,000	8.90
12.15 — 13.50	143,000	7.8	12.63	143,000	12.63

	2,653,500	8.0	4.40	2,414,500	4.33

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 2,653,500 common shares for issuance relating to outstanding stock options.

As the Company is following the intrinsic value method of accounting for employee options, no compensation expense has been recorded for the year with respect to employee options. The following table provides pro forma measures of net loss and net loss per share, had compensation expense been recognized based on the estimated fair value of the employee options on the grant date in accordance with the fair value method of accounting for stock-based compensation. As the accounting policy has been applied prospectively, disclosure for awards granted prior to January 1, 2002 has been omitted.

The pro forma measures below also include additional compensation expense of $49,830, which represents the impact of 57,750 employee options repriced during the year. These options, which were originally priced at amounts ranging from $3.49 to $12.15, were repriced in May 2002 to the then-current market price of the Company’s shares of $2.70. As there was no intrinsic value associated with these stock options at year-end, no compensation expense has been recognized in the financial statements with respect to these options.

		Year Ended
	$	December 31, 2002

Reported net loss		6,091,486
Compensation expense		689,373
Pro forma net loss		6,780,859
Reported basic and basic and diluted net loss per share		0.30
Compensation expense per share		0.03
Pro forma basic and diluted net loss per share		0.33

The estimated fair value of stock options issued or repriced during the year was determined using the Black-Scholes model using the following weighted average assumptions, resulting in a weighted average fair value of $1.35 per option. As the policy has been applied prospectively, comparative information has not been provided.

2002

Risk-free interest rate	3.61%
Expected hold period to exercise	2 years
Volatility in the price of the corporation’s shares	105%
Dividend yield	0%

During the year, the Company granted 46,000 options to consultants for services to be provided in the current and future years. The grant of these options was accounted for at fair value of the equity instruments, determined using the Black-Scholes model using the following weighted average assumptions, resulting in a weighted average fair value of $0.90 per option: risk-free interest rate — 3.45%, expected hold period to exercise — 2 years, volatility in the price of the corporation’s shares — 83%, and dividend yield — 0%. The Company recognizes compensation expense for these awards over the period when services are provided, which corresponds to the vesting period of the options. During the year, the Company recorded $21,128 as the associated compensation expense, with an offsetting credit to contributed surplus.

The Company had previously granted 48,000 share incentive rights to a non-employee which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $8.30 based on the weighted average trading price for the ten trading days prior to the exercise. The terms of the rights were modified in November 2002 to extend the vesting period and reduce the exercise price to $2.31. The Company accounted for this transaction with a non-employee, including the modification of the terms of the instrument, at fair value determined using the Black-Scholes model, utilizing the following assumptions: risk-free interest rate — 3.47%, expected hold period to exercise — 2 years, volatility in the price of the corporation’s shares — 75.9%, and dividend yield — 0%. The related compensation expense recorded for the year was $11,590, with an offsetting credit to contributed surplus.

In addition, the Company has 550,000 warrants outstanding at December 31, 2002 exercisable into common shares at $3 per share until June 11, 2004 [note 10 (g)].

11. RIGHTS REVENUE

In 2000, the Company received $310,000 in exchange for the right to perform a proof of concept study on its technology. The study has been terminated and the Company has no further obligation under this agreement.

12. LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2002 of 20,311,238 (2001 - 18,290,141). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the years has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

13. INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	$$2002	2001	2000

Loss before tax	(6,751,385)	(6,171,461)	(3,739,964)
Statutory Canadian corporate tax rate	39.24%	43%	45%
Anticipated tax recovery	(2,649,243)	(2,653,728)	(1,682,984)
Change in tax rate	228,892	(185,125)	(80,333)
Non-deductible expenses (a)	10,398	432,150	901,586
Tax benefit of losses not recorded (b)	1,762,335	2,066,133	734,919

Future income tax recovery	(647,618)	(340,570)	(126,812)
Large corporations tax	(12,281)	30,000	—

	(659,899)	(310,570)	(126,812)

(a)	Included are milestone payments ($nil in 2002; $1,000,000 in 2001; $2,000,000 in 2000) that were incurred by the Company. These milestone payments are not deductible for tax purposes.

(b)	The Company has non-capital losses for income tax purposes of approximately $6,286,000, which are available for application against future taxable income and which expire in 2008 ($2,819,000) and 2009 ($3,467,000). The potential benefits resulting from the non-capital losses have been recognized in the financial statements in the year only to the extent they are more likely than not of being realized.

(c)	The Company has scientific research and experimental development claims of approximately $6,100,000 which are available for application against future taxable income.

The components of the Company’s future income tax liability are as follows:

	$$2002	2001

Non-capital loss carryforwards	2,451,540	3,142,723
Scientific research and experimental development	2,379,000	—
Undepreciated capital costs in excess of book value of capital assets	49,755	37,539
Net book value of intellectual property in excess of tax value	(541,294)	(647,618)
Share issue costs	235,538	310,422
Valuation allowance	(4,574,539)	(3,490,684)

Future tax liability	—	(647,618)

14. ECONOMIC DEPENDENCE

The Company currently contracts the production and receives its supplies of REOLYSIN® from one U.S. based supplier. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this supplier has the potential to delay the progress of the clinical trial process.

15. RECONCILIATION OF CANADIAN GAAP TO US GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to US GAAP. Significant differences between Canadian and US GAAP are as follows:

						Cumulative
						from inception
			December 31	December 31	December 31	on April 2,
	$	Notes	2002	2001	2000	1998

Net loss — Canadian GAAP			6,091,486	6,171,461	3,613,152	16,450,561
Amortization of intellectual property		(1)	(361,500)	(361,500)	(180,750)	(903,750)
In process research and development		(1)	—	—	—	2,500,000
Future income tax recovery		(1)	647,618	340,570	126,812	1,115,000

Net loss — US GAAP			6,377,604	6,150,531	3,559,214	19,161,811
Unrealized losses on available-for-sale securities		(2)	2,469,414	—	—	2,469,414
Comprehensive loss — US GAAP			8,847,018	6,150,531	3,559,214	21,631,225

Basic and diluted loss per common share — US GAAP			(0.31)	(0.34)	(0.22)	—
Basic and diluted comprehensive loss per common share — US GAAP			(0.44)	(0.34)	(0.22)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with US GAAP are as follows:

		December 31, 2002		December 31, 2001

	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Capital assets	(1)	4,516,813	1,805,563	3,982,293	909,543
Investments	(2)	5,006,503	2,537,089
Future income taxes	(1)	—	—	647,618	—
Deficit	(1)	16,450,561	19,161,811	10,359,075	12,784,207
Other comprehensive loss	(2)	—	2,469,414	—	—

1.     “Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Corporation’s shares comprises intangible assets related to in-process research and development activities. Under US GAAP, these items are expensed on acquisition.

As a result of charging $2,500,000 to expense in 1999 for US GAAP purposes, the amortization of the intellectual property and the future income tax recovery and future income tax liability related to intellectual property recorded for Canadian GAAP purposes has been reversed.

2.     Unrealized Losses on Investments

Under U.S. GAAP, equity securities, having a readily determinable fair value and not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income or loss and reported as a separate component of shareholders’ equity net of related future income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

The related write-downs are included in earnings as realized losses. Under Canadian GAAP, available-for-sale securities are carried at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Future income tax recovery associated with the unrealized losses on the Company’s available-for-sale securities has not been recorded, as it is considered not more likely than not to be realized.

Stock Based Employee Compensation

Under US GAAP, the Corporation applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. Accordingly, no compensation cost is recognized in the accounts for employee options as they are granted with an exercise price that approximates the prevailing market price.

Under US GAAP, FAS 123 requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of employee compensatory share options using an option pricing model. For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For those options with pro rata vesting, the service period over which compensation is accrued as a charge to expense is determined separately for each portion vesting.

As the Company adopted the provisions of the new CICA standard for stock based compensation prospectively, no pro-forma disclosures have been provided under Canadian GAAP for those employee options that were granted prior to January 1, 2002. The following additional pro-forma disclosure would be provided under US GAAP with respect to the fair value of employee options granted prior to January 1, 2002.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	$2002	2001	2000

Risk free interest rate	3.61%	5.0%	5.6%
Dividend yield	0%	0%	0%
Volatility factors of expected market price	105%	87%	193%
Weighted average expected life of the options	2 years	2 years	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception

		$2002	2001	2000

Net Loss	Pro forma — Canadian GAAP	6,780,859	—	—

	As reported — US GAAP	6,377,604	6,150,531	3,559,214

	Pro forma — US GAAP	7,186,991	10,088,657	8,231,634

Basic and diluted net loss per common share	Pro forma — Canadian GAAP ($/share)	(0.33)	—	—

	As reported — US GAAP	(0.31)	(0.34)	(0.22)

	Pro forma — US GAAP ($/share)	(0.35)	(0.55)	(0.50)

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Item 19 — Exhibits

The following documents are being filed as part of this Annual Report:

Exhibit Number		Description

1	.1(2)	Articles of Incorporation of the Company dated April 2, 1998, as amended on April 8, 1998

1	.2(2)	General By-Law, By-Law Number 1 made on April 6, 1998

4	.1(1)	Technology Commercialization Agreement between the Company and Heritage Foundation dated February 1, 1999

4	.2(1)	Share Purchase Agreement among the Company, SYNSORB and the Vendors dated April 21, 1999

4	.3(1)	Assignment of Obligations between SYNSORB and the Company dated July 29, 1999

4	.4(1)(3)	Licensing Agreement for Veterinarian Application between the Company and Pfizer Inc. dated November 20, 2000

4	.5(1)	Clinical Trial Agreement among the Company, the Alberta Cancer Board and Dr. Don Morris dated May 1, 1999

4	.6(2)	Clinical Trial Agreement extension among the Company, the Alberta Cancer Board and Don Morris dated May 11, 2001

4	.7(2)	Office Space Lease between the Company and Continental Saxon Holdings Limited dated February 20, 2001

4	.8(2)	Stock Option Plan and form of Option Agreement

4	.9(2)	Employment Contract dated November 18, 1999, and amendments (April 26, 2001 and January 1, 2002) between the Company and its President and C.E.O., Dr. Brad Thompson

4	.10(2)	Employment Contract dated July 29, 1999 and amendments (September 24, 1999, January 1, 2001 and January 1, 2002) between the Company and its Vice President Product Development, Dr. Matt Coffey

4	.11(2)	Employment Contract dated May 16, 2000, and amendments (January 1, 2001, January 1, 2002 and August 23, 2002) between the Company and its Chief Financial Officer, Mr. Doug Ball

4	.12(2)	Employment Contract dated May 30, 2001, and amendments (January 1, 2002) between the Company and its Vice President Corporate Development, Dr. Wayne Schnarr

4	.13(2)	Employment Contract dated May 30, 2001 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, Dr. George Gill.

4.14		Amending Agreement No. 4 effective January 1, 2003 to Employment Agreement between the Company and Matthew Coffey

4.15		Service Agreement effective October 15, 2002 between the Company and George M. Gill, M.D.

4.16		Amending Agreement No. 2 dated March 20, 2003 between the Company and Wayne Schnarr

4.17		Amending Agreement No. 5 dated March 14, 2003 between the Company and Bradley G. Thompson

4.18		Amending Agreement No. 4 dated March 25, 2003 between the Company and Douglas Ball

99.1		Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2		Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_________________

(1)	Previously filed on Form 40-F on November 30, 2000.

(2)	Previously filed on Form 20-F on June 14, 2002.

(3)	Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for Confidential Treatment under Rule 24b-2 promulgated under the Securities Act of 1934 as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 27, 2003	ONCOLYTICS BIOTECH INC. /s/ Doug Ball Doug Ball, Chief Financial Officer

CERTIFICATIONS

I, Brad Thompson, President and Chief Executive, certify that:

1.     I have reviewed this annual report of Form 20-F of Oncolytics Biotech Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying office and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003	/s/ Bill Thompson Signature

I, Doug Ball, Chief Financial Officer, certify that:

1.     I have reviewed this annual report of Form 20-F of Oncolytics Biotech Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying office and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003	/s/ Doug Ball Signature