Form 40-F
period 2004-12-31
ONCOLYTICS BIOTECH INC
filed 2005-03-04
CIK 1129928

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004	Commission File Number: 000-31062

ONCOLYTICS BIOTECH INC.
(Exact name of Registrant as specified in its charter)

Not Applicable	Province of Alberta, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable)	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

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

As at December 31, 2004, 31,915,496 Common Shares without par value were issued and outstanding.

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

The Company's actual results, performance or achievement could differ significantly from those expressed in, or implied by, the Company's forward-looking statements. Accordingly, the Company cannot assure that any of the events anticipated by the Company’s forward-looking statements will occur, or if they do, what impact they will have on the Company’s results of operations and financial condition.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2004, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2034.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited financial statements, including the report of the auditors with respect thereto are included herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 — Reconciliation of Canadian GAAP to US GAAP of the Notes to Audited Financial Statements included herein by reference.

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER
AND CONTROLLER

The Company has adopted a Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller. This code applies to the Company’s President and Chief Executive Officer, the Chief Financial Officer and the Controller. A copy of the Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller is attached to this annual report as Exhibit 99.F, and is available in print to any shareholder who requests it by writing to the Company at Suite #210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada, T2N 1X7, Attention: Doug Ball. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be disclosed in the Company’s annual report on Form 40-F or in current reports on Form 6-K and provided in print to any shareholder upon written request to the Company.

The Company has a separate Code of Ethics applicable to all employees, officers and directors of the Company, a copy of which is available in print to any shareholder who requests it by writing to the Company at Suite #210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada, T2N 1X7, Attention: Doug Ball. All amendments to the Code of Ethics applicable to all employees, officers and directors of the Company, and all waivers of the code with respect to any of the officers covered by it, will be disclosed in the Company’s annual report on Form 40-F or in current reports on Form 6-K and provided in print to any shareholder upon written request to the Company.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the review of the 2004 Annual Report, and as at the date of this Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Fred Stewart Robert Schultz Jim Dinning

Independence

The Company has adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, for members of public company audit committees.

Audit Committee Financial Expert

Mr. Robert Schultz has been determined by the Company to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committee. Each of the previously mentioned directors have also been determined by the Company to be independent within the criteria referred to above under the subheading “Independence”.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, Ernst & Young LLP for the years ended December 31, 2004 and December 31, 2003 are set forth under the heading “Additional Information – External Auditor Service Fees” of the Company’s 2004 Annual Information Form included herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee or by the Chairman of the Audit Committee, who must report all such pre-approvals to the Audit Committee at their next meeting following the granting thereof. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee or the Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. See, "Audit Committee Matters" in the Company's 2004 Annual Information Form included herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

As disclosed in the Company’s MD&A included herein by reference, under the heading “Liquidity and Capital Resources – Off-Balance Sheet Arrangements”, the Company has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

As disclosed in the Company’s MD&A included herein by reference, under the heading “Liquidity and Capital Resources – Contractual Obligations”, the Company has set forth its contractual commitments.

NASDAQ CORPORATE GOVERNANCE

The Company’s common shares are quoted for trading on the Nasdaq SmallCap Market (“Nasdaq”). Section 4350 of the Nasdaq Marketplace Rules permits Nasdaq to grant exemptions to a foreign private issuer when provisions of Section 4350 related to qualitative listing requirements are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Company is organized under the laws of Province of Alberta and its common shares are listed for trading on The Toronto Stock Exchange. The Company complies with the laws of Province of Alberta and rules and regulations of The Toronto Stock Exchange, including rules related to corporate governance practices. Section 4350 of the Nasdaq Marketplace Rules requires a foreign private issuer to provide a description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Section 4350 of the Nasdaq Marketplace Rules in annual reports for years beginning

December 31, 2003. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Section 4350 of the Nasdaq Marketplace Rules in the years ended December 31, 2003 and December 31, 2004 and currently is as follows:

Shareholder Meeting Quorum Requirement: The Nasdaq minimum quorum requirement for a shareholder meeting under Section 4350(b) of the Nasdaq Marketplace Rules is one-third of the outstanding shares of common stock. In addition, a company listed on Nasdaq is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its corporate bylaws. A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting. The foregoing quorum requirement is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

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

Consent to Service of Process

The Company previously filed an Amended Appointment of Agent for Service of Process and Undertaking on Form F-X signed by Oncolytics Biotech Inc. and its agent for service of process on November 10, 2003 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

Oncolytics Biotech Inc.

By /s/ Doug Ball
       Doug Ball
       Chief Financial Officer

Date: March 4, 2005

DOCUMENTS FILED AS PART OF THIS REPORT

1.	Renewal Annual Information Form of the Registrant for the year ended December 31, 2004

2.	The following audited financial statements of the Registrant, are exhibits to and form a part of this Annual Report:

Auditors' Report on Financial Statements

Balance Sheets as of December 31, 2004 and 2003;

Statements of Loss and Deficit for the years ended December 31, 2004, 2003, 2002 and cumulative from inception on April 2, 1998 to December 31, 2004;

Statements of Cash Flows for the years ended December 31, 2004, 2003, 2002 and cumulative from inception on April 2, 1998 to December 31, 2004;

Notes to Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management Discussion and Analysis of Financial Conditions and Results of Operations

EXHIBITS

99.A	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.B	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.C	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.D	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.E	Consent of Ernst & Young LLP, Independent Chartered Accountants.

99.F	Code of Ethics For Chief Executive Officer, Chief Financial Officer and Controller

EXHIBIT 1

RENEWAL ANNUAL INFORMATION FORM

for the Year Ended December 31, 2004

March 4, 2005

-ii-

This Annual Information Form contains forward-looking statements reflecting the current expectations of Oncolytics Biotech Inc. Investors are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, clinical trial study delays, product development delays, regulatory delays, the ability to attract and retain business partners, future levels of government funding, competition from pharmaceutical and other biotechnology companies and the ability to provide the capital required for research, product development, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on the Company’s forward-looking statements. Actual events may differ materially from current expectations due to risks and uncertainties.

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

Clinical Trials

On February 27, 2004, the Company announced that it received approval to commence a Phase I clinical trial to investigate the systemic delivery of REOLYSIN® as a treatment for patients with advanced or metastatic solid tumors from the Medicines and Healthcare products Regulatory Authority in the United Kingdom. The principal investigator for the study is Dr. J. de Bono of the Royal Marsden Hospital in London, England. This clinical trial is the first to examine the systemic delivery of REOLYSIN®, which is expected to result in delivery of the virus throughout the body to both the primary tumor and metastatic disease sites. The trial is an open-label, dose escalation Phase I study in which REOLYSIN® is administered intravenously to patients diagnosed with advanced or metastatic solid tumors that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of antitumor activity. The enrolment in this study is expected to be up to 40 evaluable patients and will depend upon the number of dose levels tested.

On February 27, 2004, the Company announced the final update on its technical clinical study for T2 prostate cancer. On March 23, 2003, the Company previously reported results from an interim assessment of this clinical trial. These results were presented by Dr. Don Morris, from the Alberta Cancer Board, the principal investigator for the trial. Dr. Morris reported that there was evidence of viral activity in five of six patients and there were no safety concerns, from either a clinical or histopathological perspective, in all six patients reported upon. The preliminary data, in four of the six patients, showed clear histopathological evidence of apoptotic tumour cell death (one measure of viral activity). In a fifth patient, the PSA level dropped by 53% and the prostate gland shrunk by 67% from the period of time prior to treatment to the time of surgical removal. There was no evidence of viral activity in the sixth patient. In all six patients, there was no histopathological evidence of any viral effect on healthy prostate tissue. This trial, which was approved by Health Canada on October 11, 2001, was primarily a technical study designed to allow the Company to measure overall tumour response and examine changes or effects inside the tumour and in surrounding normal tissue, as part of a human clinical trial.

On October 29, 2003, the Company announced the approval by the Drug Development Group of the Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (“NCI”) for multiple clinical trials to evaluate the efficacy of REOLYSIN® in a range of cancers. The NCI approved REOLYSIN® for collaborative development after an analysis of preclinical, GLP toxicology and available clinical data. The Company and NCI plan to collaborate to select cancer indications and suitable development programs for a number of clinical trials. The NCI is an agency of the National Institutes of Health, one of eight agencies that comprise the Public Health Service in the U.S. Department of Health and Human Services. The NCI, established under the National Cancer Act of 1937, is the U.S. Federal Government’s principal agency for cancer research and training.

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

Manufacturing

The Company engages a toll manufacturer, Cobra Biomanufacturing Plc for the production of reovirus for human clinical trials and animal toxicology studies. The product will be produced in compliance with current regulatory requirements and the manufacturer will confirm biosafety testing. See “Risk Factors – Manufacturing”.

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

Financings and Other Distributions

Since the initial public offering, the Company has completed 10 offerings for net cash proceeds of $53,685,487. In 2004, the following offerings of securities were completed:

•	on April 7, 2004, the Company issued 1,077,100 units at $6.25 per unit (each unit consisting of one common share and one-half of one common share purchase warrant with each full share purchase warrant exercisable into one common share at an exercise price of $7.75 per share until October 7, 2005);

•	on September 23, 2004, the Company issued 21,459 common shares valued at $150,000 and $250,000 cash to a non-management founding shareholder to cancel a portion of the Company’s future contingent payments; and

•	on November 23, 2004, the Company issued 1,504,000 units at $6.65 per unit (each unit consisting of one common share and one-half of one common share purchase warrant with each full share purchase warrant exercisable into one common share at an exercise price of $8.00 per share until November 23, 2007).

Shareholdings in Other Issuers

During 2004, the Company sold 697,945 (2003 – 1,496,500) common shares of BCY for net cash proceeds of $133,609 (2003 – $450,151) and reported a gain on sale of these shares of $47,002 (2003 – $264,453). As at December 31, 2004, the Company’s remaining ownership in BCY was 200,000 common shares which were still under escrow.

On June 6, 2003, the Company sold its 6,890,000 common shares in the capital of Transition Therapeutics Inc., for net proceeds of $2,552,695. These shares were acquired by the Company on June 18, 2002 in exchange for the issuance of 1,913,889 common shares in the capital of the Company. The Company recorded a loss on sale with respect to the sale of these shares of $2,156,685.

Publications and Presentations

On December 15, 2004, “Efficacy and Safety Evaluation of Human Reovirus Type 3 in Immunocompetent Animals” was published in Clinical Cancer Research Vol. 10. This publication concluded that the data showed the efficacy and safety of reovirus when it is used in the treatment of gliomas in immunocompetent hosts. As well, inoculation of reovirus into the brain of nonhuman primates did not produce significant toxicities.

On September 30, 2004, a poster was presented at the 16th EORTC-NCI-AACR 2004 Symposium on ‘Molecular Targets and Cancer Therapeutics’ in Geneva, Switzerland entitled “The oncolytic reovirus, Reolysin, augments the anticancer effects of cytotoxic agents in vitro against the ras-mutated human colon cancer cell line HCT 116.” The researchers were able to show that REOLYSIN® enhances the cytotoxicity of chemotherapeutic agents including 5-FU, gemcitabine, doxorubicin and cisplatin.

On September 23, 2003, the Company announced that Dr. Ramon Alemany, a collaborator to the Company since July 30, 2003, and his colleagues at the Institut Catala d’Oncologia in Barcelona, Spain, had published a research paper in the September 1, 2003 issue of Cancer Research, entitled “Ras-dependent Oncolysis with an adenovirus VAI Mutant.” The researchers were able to show that VAI mutant adenoviruses selectively replicated in and killed pancreatic cancer cells with a Ras-activated pathway. The Company currently holds issued U.S. patent number 6,596,268 with claims covering the treatment of Ras-mediated tumors using adenoviruses modified in the VAI domain.

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

Patents

In 2004, the Company received notification of issuance of three additional patents in the U.S. for a total of 13 U.S. patents and one European patent. The new patents in 2004 continued to expand on previously issued patents in the area of using recombinant reovirus for the treatment of neoplasia (cancers), non-cancer cellular proliferative diseases, and various methods of production and processing of the reovirus. In addition, the Company has a number of other patents under application, both in the United States, and through filings under the Patent Cooperation Treaty. See “Narrative Description of the Business – Patent and Patent Application Summary”.

Recent Developments

Recurrent Malignant Glioma Clinical Trial Study in the U.S.

On February 28, 2005, the Company announced that it had received clearance from the US Food and Drug Administration (FDA) to begin a Phase I/II clinical trial to investigate the use of REOLYSIN® to treat patients with recurrent malignant gliomas.

This clinical trial is an open-label dose escalation Phase I/II study in which a single dose of REOLYSIN® will be administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® will be administered or infused into the tumour mass and surrounding tissue using a pump. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of antitumour activity. The enrolment in this study is expected to be up to 30 evaluable patients in the dose escalation phase with up to an additional 14 patients added at the maximum tolerated dose.

REOLYSIN® in Combination with Radiation Therapy Clinical Trial Study in the U.K.

On February 18, 2005, the Company announced that it had received a letter of approval from the U.K. regulatory authorities (Medicines and Healthcare products Regulatory Agency or MHRA) for its Clinical Trial Application to begin a Phase I clinical trial to evaluate the feasibility, safety and anti-tumour effects of intratumoural administration of REOLYSIN® in combination with radiation in patients with advanced cancers.

The trial is a Phase I open-label, dose-escalation study of REOLYSIN® combined with two different radiation dosages/schedules. The enrolment in this study is expected to be approximately thirty evaluable patients, and will depend upon the number of dose levels tested. Up to an additional fifteen patients will also be treated at the maximum tolerated dose. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Patients who have been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists will be eligible.

Future Developments

The Company anticipates that many important activities related to its clinical trial program, its product manufacturing and its intellectual property development and protection will occur in 2005 and beyond. The Company presently intends to continue to focus its clinical trial program on the evaluation of the effectiveness of REOLYSIN® as a potential treatment for various cancer indications. This will include continuing its clinical trial program presently underway, expanding into other areas including utilizing its association with the NCI to broaden its clinical trial program. The Company also intends to expand human clinical trials to determine the safety and effectiveness of systemic delivery of REOLYSIN® as a cancer therapeutic. Various forms of cancer are being assessed and the Company intends to evaluate and select one or more forms of cancer that appear to provide the best opportunity for timely approval.

The Company plans to continue its focus on establishing strategic relationships with potential partners who can provide expertise in marketing and distribution, as well as assistance with research and development.

Except for historical information, this review contains statements which by their nature are forward-looking and which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control. Any of these factors may cause actual results, performance or achievement of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. These factors include, but are not limited to, results of current or pending clinical trials, actions by regulatory authorities such as the Food and Drug Administration in the United States, the Health Protection Branch in Canada, or MHRA in the UK as well as those factors detailed in the Company’s regulatory filings.

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

The Company’s business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. The current new product development presently being conducted by the Company is primarily of a research and development nature. In the context of this Annual Information Form, statements of the Company’s “belief” are based primarily upon the Company’s results derived to date from its research and development program with animals, and early stage human trials, and upon which the Company believes that it has a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result expected by the Company will occur. See “Risk Factors”.

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

Regulatory Requirements

The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. The primary regulatory body in the United States is the FDA and in the UK is the MHRA. Similar processes are conducted in other countries by equivalent regulatory bodies. Regulations in each jurisdiction require the licensing of manufacturing facilities and mandate strict research and product testing standards. Companies must establish the safety and efficacy of their products, comply with Good Manufacturing Practices and submit marketing materials before being allowed to market pharmaceutical products. While the Company plans to pursue or support the pursuit of the approval of its product, success in acquiring regulatory approval for any product is not assured.

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

Market and Competition

According to estimates for 2005 from the American Cancer Society, 1.37 million Americans are expected to be diagnosed with cancer in the year, and 57,000 Americans are forecast to die of cancer. In the United States cancer accounts for 22.8% of all deaths, second only to cardiovascular disease. In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3.

The costs of this disease state are also significant. In the United States, the National Institute of Health estimates that the overall annual costs for cancer treatment are $189.9 billion. Of this figure, $69.4 billion can be attributed to direct patient costs.

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

Third Party Advisor, Collaborators and Scientific Advisory Board

On December 15, 2004, “Efficacy and Safety Evaluation of Human Reovirus Type 3 in Immunocompetent Animals” was published in Clinical Cancer Research Vol. 10. This publication concluded that the data showed the efficacy and safety of reovirus when it is used in the treatment of gliomas in immunocompetent hosts. As well, inoculation of reovirus into the brain of nonhuman primates did not produce significant toxicities.

On September 30, 2004, a poster was presented at the 16th EORTC-NCI-AACR 2004 Symposium on ‘Molecular Targets and Cancer Therapeutics’ in Geneva, Switzerland entitled “The oncolytic reovirus,

Reolysin, augments the anticancer effects of cytotoxic agents in vitro against the ras-mutated human colon cancer cell line HCT 116.” The researchers were able to show that REOLYSIN® enhances the cytotoxicity of chemotherapeutic agents including 5-FU, gemcitabine, doxorubicin and cisplatin.

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

Scientific Advisory Board

The Company formed a Scientific Advisory Board in 2003 to provide the Company with additional scientific and clinical guidance on the development of REOLYSIN®. The advisory board is comprised of Ramon Alemany, Ph.D., Richard Gorlick, M.D., Alan Tuchman, M.D., and Frank Tufaro, Ph.D.

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

Richard Gorlick, M.D., is the Section Chief of Hematology/Oncology in the department of pediatrics at the Children’s Hospital at Montefiore in New York. He is actively involved in the national pediatric cooperative group, the Children’s Oncology Group, for which he serves as the Chairman of the subcommittee on Bone Tumour Biology. Dr. Gorlick is known for his research work on molecular pharmacology of antifolate resistance and developing new therapeutic approaches for osteosarcoma.

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

Frank Tufaro, Ph.D., has extensive experience with biotech firms and was one of the founders of NeuroVir Inc., a Vancouver-based biotech company, which is now merged with MediGene AG to develop Herpes Simplex virus-based oncolytic vectors for cancer therapy. Under Dr. Tufaro’s direction, NeuroVir and then MediGene Inc. were able to initiate and complete the first Phase I/II U.S. clinical trials of two herpes-based oncolytic viruses for the treatment of malignant brain tumours, and the treatment of colorectal cancer metastatic to the liver. He currently serves on scientific advisory boards for several biotech companies.

Intellectual Property Policy

The Company has 13 patents issued in the United States (11 of the 13 related to the reovirus technology), one European patent issuance, and additional applications in process. All potentially valuable intellectual property is identified by the inventory, and classified by the Company in terms of its sensitivity. All sensitive documentation related to the intellectual property is protected and kept in secure areas. All employees execute agreements containing confidentiality clauses, which assign any new intellectual property to the Company. The Company believes that it applies its intellectual property protection policy consistently.

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

The following table sets forth the Company’s patent issuances, including its first European patent:

Title	Ownership	Inventors	Status of Patent

Patent Number U.S. 6,110,461	Oncolytics Biotech Inc.	Dr. Patrick W.K. Lee	Filing date:	Aug. 13, 1997
Reovirus for the Treatment of		Dr. James E. Strong	Issued:	Aug. 29, 2000
Neoplasia		Dr. Matthew C. Coffey

Patent Number U.S. 6,136,307	Oncolytics Biotech Inc.	Dr. Patrick W.K. Lee	Filing date:	Feb. 24, 1999
Reovirus for the Treatment of		Dr. James E. Strong	Issued:	Oct. 24, 2000
cellular proliferative disorders		Dr. Matthew C. Coffey

Patent Number U.S. 6,261,555	Oncolytics Biotech Inc.	Dr. Patrick W .K. Lee	Filing date:	Aug. 12, 1998
Reovirus for the treatment of		Dr. James Strong	Issued:	July 17, 2001
Neoplasia		Dr. Matthew C. Coffey

Patent Number U.S. 6,344,195	Oncolytics Biotech Inc.	Dr. Patrick W. K. Lee	Filing date:	May 12, 2000
Reovirus for the treatment of		Dr. James Strong	Issued:	Feb. 5, 2002
Neoplasia		Dr. Matthew C. Coffey

European Application Number	Oncolytics Biotech Inc.	Dr. Patrick W. K. Lee	Filing date:	Aug 12, 1998
98940002.3		Dr. James Strong	Issued:	March 6, 2002
Patent Number 1003534		Dr. Matthew Coffey
Reovirus for the treatment of
Neoplasia

Patent Number U.S. 6,455,038	Oncolytics Biotech Inc.	Dr. Patrick L. Lee	Filing date:	June 15, 2000
Reovirus for the treatment of		Dr. James E. Strong	Issued:	Sept. 24, 2002
Cellular Proliferative Disorders		Dr. Matthew C. Coffey

Patent Number U.S. 6,528,305	Oncolytics Biotech Inc.	Dr. Bradley G. Thompson	Filing date:	Aug. 2, 2001
Method of Producing Infectious Reovirus		Dr. Matthew C. Coffey	Issued :	March 4, 2003

Patent Number U.S. 6,565,831	Oncolytics Biotech Inc.	Dr. Matthew C. Coffey	Filing date:	Aug. 10, 2000
Methods of Preventing Reovirus		Dr. Bradley G. Thompson	Issued:	May 20, 2003
Recognition for the Treatment for
Cellular Proliferative Disorders

Patent Number U.S. 6,576,234	Oncolytics Biotech Inc.	Dr. Patrick L. Lee	Filing date:	May 10, 2001
Reovirus for the Treatment of		Dr. James E. Strong	Issued:	June 6, 2003
Neoplasia		Dr. Matthew C. Coffey

Patent Number U.S. 6,596,268	Oncolytics Biotech Inc.	Dr. Matthew C. Coffey	Filing date:	Nov. 9, 2000
Viruses for the Treatment of		Dr. Bradley G. Thompson	Issued:	July 22, 2003
Cellular Proliferative Disorders(1)

Patent Number U.S. 6,649,157	Oncolytics Biotech Inc.	Dr. Matthew C. Coffey	Filing date:	Sept. 28, 2001
Viruses for the Treatment of		Dr. Bradley G. Thompson	Issued:	Nov 18, 2003
Cellular Proliferative Disorders(2)

Title	Ownership	Inventors	Status of Patent

Patent Number U.S. 6,703,232	Oncolytics Biotech Inc.	Dr. Matthew C. Coffey	Filing date:	January 8, 2003
Methods of Producing Infectious		Dr. Bradley G. Thompson	Issued:	March 9, 2004
Reovirus

Patent Number U.S. 6,808,916	Oncolytics Biotech Inc.	Dr. Matthew C. Coffey	Filing date:	March 14, 2002
Method of Extracting Virus from		Dr. Bradley G. Thompson	Issued:	Oct. 26, 2004
Cell Culture

Patent Number U.S. 6,811,775	Oncolytics Biotech Inc.	Dr. Patrick L. Lee	Filing date:	August 15, 2002
Reovirus for the Treatment of		Dr. James E. Strong	Issued:	Nov. 2, 2004
Cellular Proliferative Disorders		Matthew E. Coffee

Notes:

(1)	Claims cover the treatment of Ras mediated tumors using modified adenoviruses.
(2)	Claims cover the treatment of Ras mediated tumors using modified herpes viruses.

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

During the year, the Company reached an agreement that cancelled a portion of its future contingent obligation for consideration of $400,000 consisting of $250,000 cash and 21,459 common shares valued at $150,000. As a result, the Company’s future contingent obligations were reduced to 11.75% (formerly 14.25%) of royalty payments or other payments received as a result of entering into partnerships or other arrangements for the development of the reovirus technology. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to equal a royalty payment of 2.35% (formerly 2.85%) of net sales received by the Company for such products.

Employees

As of December 31, 2004, the Company had 9 employees. The majority of the activities of the Company are conducted under contract with third party service providers.

Research and Development Expenditures

For the period ended December 31, 2004, the Company incurred research and development expenditures of $7,107,998 representing approximately 51.9% of the Company’s total expenses for the year. See “Management’s Discussion and Analysis – Results of Operations – Research and Development Expenses”.

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

	Toronto Stock Exchange				Nasdaq Small Cap Market

	High ($)	Low ($)	Close ($)	Volume	High (US$)	Low (US$)	Close (US$)	Volume

Period 2004
January	4.86	3.93	4.83	81,752	3.75	2.94	3.64	87,980
February	6.00	4.64	5.60	170,855	4.48	3.48	4.20	211,694
March	8.45	5.15	8.17	238,456	6.49	3.85	6.23	417,108
April	12.90	7.81	9.43	283,914	9.84	6.01	6.85	602,042
May	9.55	6.85	7.73	118,570	6.97	4.86	5.82	226,020
June	8.25	7.08	7.95	55,968	6.24	5.12	5.94	82,776
July	7.90	4.30	5.11	102,200	5.94	3.20	3.80	157,695
August	6.84	4.09	6.22	82,095	5.26	3.03	4.71	118,918
September	8.29	5.72	7.42	106,652	7.00	4.39	5.87	172,928
October	7.90	6.57	7.27	55,115	6.25	5.24	5.94	113,942
November	7.36	4.89	4.95	80,118	6.03	4.11	4.13	147,071
December	6.06	4.82	5.55	81,752	4.95	4.04	4.59	118,990

Description of Common Shares

The holders of the common shares of the Company are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by the Company and to receive the remaining property and assets of the Company upon dissolution or winding up of the Company. The common shares of the Company are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares. The Company currently has outstanding stock options and common share purchase warrants to purchase common shares as set forth in Note 10 and 11 of the audited financial statements of the Company.

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

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Corporation Since

Bradley G. Thompson	President, Chief	Executive Chairman of the Board, President and Chief	April 21, 1999
Ph.D(2)	Executive Officer	Executive Officer since April 1999.
Calgary, Alberta	and Executive
Chairman of the
Board

Douglas A. Ball C.A	Chief Financial	Chief Financial Officer since May 2000. Mr. Ball was	April 21, 1999
Calgary, Alberta	Officer and	Vice President, Finance and Chief Financial Officer of
	Director	SYNSORB from June 1997 to May 2000. Prior to this, he
was the Vice President, Finance and Administration and
Chief Financial Officer of ECL Group of Companies
Ltd. Mr. Ball held this position from December 1995
until May 1997. Prior to ECL, he was Controller and
then Vice President and Controller of Canadian Airlines
International Ltd. from June 1993 until August 1995.

William A. Cochrane,	Director	President of W.A. Cochrane & Associates, Inc. (a	October 31, 2002
OC, M.D.(3)		consulting company) since 1989 and Chairman of
Calgary, Alberta		Resverlogix Corp. (a public biopharmaceutical company)
and University Technologies International Inc. (UTI)
at the University of Calgary since 2000 and is a
director of Medicure Inc. Dr. Cochrane is an Officer
of the Order of Canada and a 2002 recipient of the
Queens Golden Jubilee Medal. Dr. Cochrane also
served as the Deputy Minister of Health Services for
the Province of Alberta from 1973 to 1974 and
President of the University of Calgary from 1974 to
1978.

Matthew C. Coffey Ph.D.	Chief Scientific Officer	Vice-President of Product Development of the	N/A
Calgary, Alberta	Officer	Corporation since July 1999. Chief Financial Officer
of the Corporation from September 1999 to May 2000.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Corporation Since

George M. Gill, M.D	Senior Vice	Dr. Gill has been a consultant in clinical research	N/A
Washington, D.C	President,	and regulatory affairs to the pharmaceutical and
	Clinical and	biotechnology industries since he retired from Ligand
	Regulatory Affairs	Pharmaceuticals in 1999. During his 35 years in the
industry, he also served in senior executive positions
with ICI Pharmaceuticals (now Astrazeneca), Bristol-Myers
Squibb, and Hoffmann-La Roche. Dr. Gill holds a B.Sc. in
chemistry from Dickinson College in Pennsylvania and an
M.D. from the School of Medicine of the University of
Pennsylvania in Philadelphia.

Antoine A. Noujaim	Director	Chairman and Chief Executive Officer of ViRexx Medical	August 27, 1999
Ph.D.(2)		Corp since February 1, 2005. Formerly Chairman, CEO
Edmonton, Alberta		& President of ViRexx Research Inc. (a public
biopharmaceutical company which changed its name to
ViRexx Medical Corp.) since July, 2002. Formerly Chairman
of the Board of AltaRex Corp. (a public biopharmaceutical
company) from February 1998 to July, 2002. President and
Chief Executive Officer of AltaRex Corp., from November
1995 to February 1998 and from May 2004 to the present.
Prior thereto, Dr. Noujaim was the President of Biomira
Research Inc., a division of Biomira Inc. (a public
biopharmaceutical company) from 1994 to 1995 and Senior
Vice-President of the Immunoconjugate Division of Biomira
Inc. from 1989 to November 1995. Dr. Noujaim also served
as a Director of Biomira Inc. from 1985 to 1995.

Robert B. Schultz,	Lead Director	Chairman and Director of Rockwater Capital Corporation	June 30, 2000
F.C.A.(1)		formerly McCarvill Corporation (a financial services
Toronto, Ontario		company) since June 2001. Chairman and Chief Executive
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
from June 1993 to March 1996. Mr. Stewart served as
Member of the Legislative Assembly of the Province of
Alberta from 1986 to 1993.

Jim Dinning(1)	Director	Chairman of Western Financial Group since September	March 24, 2004
Calgary, Alberta		2004. Prior thereto, Mr. Dinning was the Executive
Vice President of TransAlta Corporation (power
generation and wholesale marketing company) from 1997
to 2004 and served as Member of the Legislative
Assembly of the Province of Alberta from 1986 to 1997.
Mr. Dinning is a director of Finning International Inc.
and Shaw Communications Inc.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Corporation Since

J. Mark Lievonen C.A(3)	Director	President of Sanofi Pasteur Limited (formerly known as	April 5, 2004
Markham, Ontario		Aventis Pasteur Limited), a vaccine development,
manufacturing and marketing company, since October
1998 and holding various positions with Sanofi Pasteur
Limited and its predecessors since 1983. Mr. Lievonen
is a member of the Board of Directors of
BIOTECanada (served as Chair from 2000 to May 2003),
Ontario Genomics Institute since December
2002 (appointed Chair in September 2004), and the
Ontario Cancer Research Network since 2004. He has
also served on a number of industry and community
boards and councils, including as a member of the
BIOCouncil, an Advisory Group to the Government of
Ontario in biotechnology.

Notes:

(1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
(2)	These persons are members of the Compensation Committee. Dr. Noujaim is the Chair of the Compensation Committee.
(3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

As at the date hereof, the directors and senior officers as a group beneficially owned, directly or indirectly, 29,500 common shares of the Company, representing less than 0.1% of the issued and outstanding common shares.

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

(b)	Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

(c)	Each member of the Audit Committee shall be financially literate. In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. At least one member shall have accounting or related financial management expertise, meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles. In determining whether a member of the Audit Committee is financially literate or has accounting or related financial expertise, reference shall be made to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

(d)	A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

3.	Meetings of the Committee

(a)	The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or senior management of the Corporation. Scheduled meetings of the Audit Committee shall correspond with the review of the year-end and quarterly financial statements and management discussion and analysis.

(b)	Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

(c)	Notice of a meeting of the Audit Committee shall:

(i)	be in writing, including by electronic communication facilities;

(ii)	state the nature of the business to be transacted at the meeting in reasonable detail;

(iii)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(iv)	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

(d)	A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

(e)	A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(f)	In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

(g)	A member of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall, at each meeting, meet with the external auditors independent of other individuals other than the Audit Committee and (ii) may meet separately with management.

(h)	Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

4.	Duties and Responsibilities of the Committee

(a)	The Audit Committee’s primary duties and responsibilities are to:

(i)	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation ;

(ii)	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(iii)	monitor the independence and performance of the Corporation’s external auditors. This will include receipt, review and evaluation, at least annually, of a formal written statement from the independent auditors confirming their independence, and qualifications, including their compliance with the requirements of the relevant oversight boards;

(iv)	deal directly with the external auditors to pre-approve external audit plans, other services (if any) and fees;

(v)	directly oversee the external audit process and results (in addition to items described in Section 4(d) below);

(vi)	provide an avenue of communication among the external auditors, management and the Board;

(vii)	carry out a review designed to ensure that an effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

(viii)	pre-approve any related party transactions to be entered into by the Company, and ensure appropriate disclosure thereof; and

(ix)	ensure financial disclosure incorporates inclusion of any material correcting adjustments required by the external auditors.

(b)	The Audit Committee shall have the authority to:

(i)	inspect any and all of the books and records of the Corporation and its affiliates;

(ii)	discuss with the management of the Corporation and its affiliates, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(iii)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(iv)	to set and pay the compensation for any advisors employed by the Audit Committee.

(c)	The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

(d)	The Audit Committee shall:

(i)	review the audit plan with the Corporation’s external auditors and with management;

(ii)	Review with the independent auditors the matters required to be discussed relating to the conduct of the audit, including (a) the proposed scope of their examination, with emphasis on accounting and financial areas where the Committee, the independent auditors or management believes special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for management; (c) their evaluation of the adequacy and effectiveness of the Company’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with management; (e) co-operation received from management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting the Company; and (g) review any proposed changes in major accounting policies or principles proposed or contemplated by the independent auditors or management, the presentation and impact of material risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(iii)	review with management and with the external auditors material financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(iv)	review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or material accounting issues on which there was a disagreement with management;

(v)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(vi)	review audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods. Without restricting the generality of the foregoing, the committee will discuss with management and the independent auditors to the extent required, any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off balance sheet arrangements, and (c) any going concern qualification;

(vii)	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(viii)	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(ix)	before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

(x)	oversee, any of the financial affairs of the Corporation or its affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

(e)	The Audit Committee shall:

(i)	evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted and monitor the audit partners’ rotation as required by law;

(ii)	consider the recommendations of management in respect of the appointment of the external auditors;

(iii)	pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of affiliates of the Corporation subject to the over-riding principle that the external auditors not being permitted to be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the Securities and Exchange

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

The Audit Committee Mandate was initially approved by the Board on September 3, 1999. Subsequent to that date, the Board has amended and restated this Mandate on each of December 13, 2002 and April 23, 2003 and March 5, 2004. This Mandate is effective from and after December 8, 2004.

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
Stewart has acquired significant financial experience and
exposure to accounting and financial issues as a founding
partner of his law firm, as a Member of the Treasury
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
preparing, analyzing or evaluating financial statements.
Mr. Schultz has also served as a director with several
other public companies.

Jim Dinning	Yes	Yes	Mr. Dinning graduated with a bachelor of commerce honours
degree and a master's degree in public administration from
Queen's University. Mr. Dinning served as a Member of the
Legislative Assembly of the Province of Alberta. Mr.
Dinning has acquired significant financial experience and
exposure to accounting and financial issues while serving
as a director and audit committee member for other
publicly traded companies and as Minister of Finance for
the Alberta Provincial Government.

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

The FDA in the United States and similar regulatory authorities in other countries may deny approval of a NDA or NDS if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

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

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of the United States. The Company could face similar risks in these other jurisdictions, as the risks described above.

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

The products anticipated to be manufactured by the Company will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA, and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of the Company’s customers may require the manufacturing facilities contracted by the Company to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Company fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. The Company may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Company or at all.

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

The Company relies on patents and proprietary rights to protect its technology

The Company’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. The Company has patents in the United States and Europe and has filed applications for patents in the United States and under the PCT, allowing it to file in other jurisdictions. See “Narrative Description – Patent and Patent Application Summary.” The Company’s success will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology in Canada, the United States and other countries. The Company cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect its technology. In addition, no assurance can be given that any patents issued to or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Company.

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

Similarly, since patent applications filed before October 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Company cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. There is no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

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

To date, the Company has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flow or made an operating profit. As of December 31, 2004, the Company had an accumulated deficit of $38.0 million. The Company incurred net losses of $13.0, $8.5 million, and $6.1 million for the years ended December 31, 2004, 2003, and 2002 , respectively. The Company anticipates that it will continue to incur significant losses during 2005 and in the foreseeable future. The Company will not reach profitability until after successful commercialization of one or more of its products. Even if one or more of its products are profitably commercialized, the initial losses incurred by the Company may never be recovered.

The Company may need additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements.

As of December 31, 2004, the Company had cash and cash equivalents, including short-term investments, of $33.9 million and working capital of approximately $33.3 million. The Company presently anticipates that its average cash usage for 2005 will be approximately $1.0 million per month and its existing capital resources are adequate to fund its current plans for research and development activities into 2007. Factors that will affect the Company’s anticipated monthly cash useage include, but are not limited to, the number of manufacturing runs required to supply its clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity required by a health authority.

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

The Company presently carries insurance in the amounts of $1,500,000, $1,000,000 and $500,000 for Dr. Thompson, Dr. Coffey and Mr. Ball, respectively.

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

The Company incurs some of its expenses in foreign currencies and therefore is exposed to foreign currency exchange rate fluctuations

The Company incurs some of its manufacturing, clinical and consulting expenses in foreign currencies (to date mainly in the U.S. and the UK). Over the past year the Canadian dollar has appreciated relative to the U.S. dollar thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, the Company’s Canadian dollar equivalent costs will increase.

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

Interests of Experts

Ernst & Young LLP, Chartered Accountants, have audited the financial statements of the Company for the year ended December 31, 2004, as set forth in the Annual Report of the Company.

As at the date hereof, the partners and associates of Ernst & Young LLP, Chartered Accountants, the independent auditors of the Company, as a group did not beneficially own any of the outstanding common shares of the Company.

External Auditor Service Fees

During the financial years ended December 31, 2004 and 2003, Ernst & Young LLP received the following fees from the Company:

	December 31,
Item	2004 $	2003 $

Audit fees	60,460	44,600
Audit-related fees(1),(3),(4)	33,354	34,062
Tax fees(2)	22,150	9,946
All other fees	--	--

Notes:

(1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting.
(2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.
(3)	Includes fees associated with matters relating to the prospectus offerings in 2004 and 2003.
(4)	Includes fees associated with preliminary internal control work for Sarbanes Oxley Section 404.

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

Tax Fees

Tax fees were for tax compliance and professional tax consultations.

All Other Fees

There were no fees paid to Ernst & Young, LLP that would be considered All Other Fees in 2004 or 2003. Fees to be disclosed under this category would be for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above.

Other Additional Information

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

Additional financial information is contained in the financial statements of the Company for the year ended December 31, 2004 and under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in the 2004 Annual Report of the Company, which are incorporated herein by reference and form an integral part of this Annual Information Form.

The documents referred to above as well as additional information relating to the Company is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Alternatively, a request for any documents referred to above may be made to the Chief Financial Officer, Oncolytics Biotech Inc., Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada, T2N 1X7 or by telecopier at (403) 283-0858.

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

Appropriate Regulatory Authority – means (a) Health Canada, (b) the Food and Drug Administration in the United States, or (c) the comparable authorities in the following countries or areas: United Kingdom, France, Germany, Japan, Benelux.

Asymptomatic – without any signs or symptoms.

Cancer — a heterogeneous group of diseases that is characterized by the uncontrolled or aberrant growth of cells. In addition to the uncontrolled growth of these tumor cells, these cells are able to invade and colonize other sites in the body; by definition these tumors are malignant.

Carcinomas – a type of cancer that arises from epithelial tissue.

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

Differentiation – a form of growth; a process whereby a cell develops different or more advanced processes than were possessed by the cell before.

Epidermal growth factor — a compound that promotes the growth of cells.

Epidermal growth factor receptor – the cellular receptor that interacts with the epidermal growth factor; a particular family of receptor tyrosine kinase.

Epithelial — the tissue that forms the outer layer of the body surface or the tissue that lines the gut or other hollow structure.

Etiology – the reason or causation of an illness, disease or disorder.

FDA – the Food and Drug Administration

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

Growth factor receptor – a form of receptor that interacts with growth factors.

HER2/neu/ErbB2 – a form of receptor tyrosine kinase that is frequently overexpressed in breast cancers.

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

Neoplasia – a group of diseases characterized by uncontrolled cell growth, including, but not limited to, cancer.

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

Vendors — Dr. Patrick Lee, Dr. James Strong, Dr. Matthew Coffey, Dr. Bradley Thompson and University Technologies International Inc.

EXHIBIT 2

Financial Statements

Oncolytics Biotech Inc.
December 31, 2004 and 2003

AUDITORS’ REPORT

To the Shareholders of
Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2004 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada February 11, 2005 [except note 20 which is as of February 21, 2005]	Chartered Accountants

Oncolytics Biotech Inc.

BALANCE SHEETS

As at December 31

	2004 $	2003 $

ASSETS
Current
Cash and cash equivalents	12,408,516	2,641,127
Short-term investments	21,510,707	18,111,608
Accounts receivable	47,767	64,224
Prepaid expenses	250,365	156,837

	34,217,355	20,973,796

Capital assets [note 4]	5,259,286	4,965,379

Investments [notes 6 and 7]	12,000	111,425

	39,488,641	26,050,600

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	949,258	884,928

Alberta Heritage Foundation loan [note 5]	150,000	150,000

Commitments and contingency [notes 8 and 9]
Shareholders' equity
Share capital [note 10]
Authorized: unlimited
Issued: 31,915,496 (2003 - 27,208,262)	66,643,325	44,712,589
Warrants [note 10]	3,347,630	1,598,250
Contributed surplus [notes 2, 6, 11 and 12]	6,349,139	3,699,425
Deficit	(37,950,711)	(24,994,592)

	38,389,383	25,015,672

	39,488,641	26,050,600

See accompanying notes

On behalf of the Board:

/s/ Doug Ball Director	/s/ Fred Stewart Director

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND DEFICIT

For the periods ended December 31

	2004 $	2003 $	2002 $	Cumulative from inception on April 2, 1998 to December 31, 2004 $

Revenue
Rights revenue	--	--	--	310,000
Interest income	699,757	313,305	208,867	2,785,740

	699,757	313,305	208,867	3,095,740

Expenses
Research and development [note 9]	7,107,998	2,818,962	4,251,025	23,526,528
Operating	2,803,669	2,449,478	2,102,870	10,005,794
Stock based compensation [note 11]	2,668,570	996,707	32,718	3,697,995
Foreign exchange loss (gain)	358,068	2,881	(598)	359,970
Amortization	751,756	663,524	574,237	2,661,846

	13,690,061	6,931,552	6,960,252	40,252,133

Loss before the following:	12,990,304	6,618,247	6,751,385	37,156,393

Gain on sale of BCY LifeSciences Inc. [note 7]	(34,185)	(264,453)	--	(298,638)

Loss on sale of Transition Therapeutics Inc. [note 7]	--	2,156,685	--	2,156,685

Loss before taxes	12,956,119	8,510,479	6,751,385	39,014,440

Capital tax (recovery)	--	33,552	(12,281)	51,271

Future income tax recovery [note 14]	--	--	(647,618)	(1,115,000)

Net loss for the period	12,956,119	8,544,031	6,091,486	37,950,711

Deficit, beginning of period	24,994,592	16,450,561	10,359,075	--

Deficit, end of period	37,950,711	24,994,592	16,450,561	37,950,711

Basic and diluted loss per share [note 13]	(0.45)	(0.35)	(0.30)

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS

For the periods ended December 31

	2004 $	2003 $	2002 $	Cumulative from inception on April 2, 1998 to December 31, 2004 $

OPERATING ACTIVITIES
Net loss for the year	(12,956,119)	(8,544,031)	(6,091,486)	(37,950,711)
Deduct non-cash items
Amortization	751,756	663,524	574,237	2,661,846
Non-cash compensation [note 11]	2,668,570	996,707	32,718	3,697,995
Gain on sale of BCY LifeSciences Inc.	(34,185)	(264,453)	--	(298,638)
Cancellation of contingent payment obligation
settled in common shares [note 9]	150,000	--	--	150,000
Loss on sale of Transition Therapeutics Inc.	--	2,156,685	--	2,156,685
Foreign exchange loss	264,080	2,881	(598)	265,982
Future income tax recovery	--	--	(647,618)	(1,115,000)
Net changes in non-cash working capital	(69,065)	(489,051)	(1,122,953)	508,233

Cash used in operating activities	(9,224,963)	(5,477,738)	(7,255,700)	(29,923,608)

INVESTING ACTIVITIES
Intellectual property	(958,809)	(1,045,869)	(860,520)	(3,623,635)
Other capital assets	(15,230)	(50,729)	(191,694)	(526,202)
Purchase of short-term investments	(6,777,179)	(18,111,608)	--	(24,888,787)
Redemption of short-term investments	3,114,000	--	--	3,114,000
Investment in BCY LifeSciences Inc.	133,609	450,151	(127,123)	456,637
Investment in Transition Therapeutics Inc.	--	2,552,695	(20,352)	2,532,343

Cash used in investing activities	(4,503,609)	(16,205,360)	(1,199,689)	(22,935,644)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	--	--	--	150,000
Proceeds from exercise of stock options and
warrants	8,121,296	700,882	34,000	11,582,281
Proceeds from private placements	6,223,763	9,844,700	1,769,877	22,741,983
Proceeds from public offerings	9,150,902	5,459,399	--	30,793,504

Cash provided by financing activities	23,495,961	16,004,981	1,803,877	65,267,768

Increase (decrease) in cash and cash equivalents
during the period	9,767,389	(5,678,117)	(6,651,512)	12,408,516

Cash and cash equivalents, beginning of the
period	2,641,127	8,319,244	14,970,756	--

Cash and cash equivalents, end of the period	12,408,516	2,641,127	8,319,244	12,408,516

Cash interest received	459,757	187,843	218,129

Cash taxes paid (net)	--	1,552	18,114

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

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

2.    BASIS OF FINANCIAL STATEMENT PRESENTATION

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares, sales of the Company’s shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to its shareholders [note 6]. As a result, SYNSORB no longer has any ownership in the Company.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 18. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

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

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances with the Company’s bank including interest bearing deposits earning an average interest rate of 2.26% (2003 – 2.89%).

Short-term investments

Short-term investments consisting primarily of bankers’ acceptances, coupons and notes, and are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value and with original maturities less than two years at the time of purchase, and are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income.

Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Staight line over the term of the lease

Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over seventeen years or estimated useful life (currently estimated to be ten years) and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.

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

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

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

Stock based compensation

Officers, Directors and Employees
Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for employee awards granted under its stock option plan (see note 11). The fair value of each stock option grant is calculated using the Black Scholes Option Pricing Model and is recorded over the option’s vesting period on a straight line basis. Previously, the intrinsic value method was used. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

	2004 $	2003 $	2002 $

Reported net loss	12,956,199	8,544,031	6,091,486
Compensation expense	4,425	46,533	689,373

Pro forma net loss	12,960,624	8,590,564	6,780,859

Reported basic and diluted net loss per share	(0.45)	(0.35)	(0.30)

Pro forma basic and diluted net loss per share	(0.45)	(0.35)	(0.33)

As this policy has been applied prospectively, comparative information has not been restated.

Non-employees
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

4.    CAPITAL ASSETS

	2004

	Cost	Accumulated Amortization	Net Book Value

Intellectual property	$ 7,373,742	$ 2,376,144	$ 4,997,598
Medical equipment	191,502	82,498	109,004
Office equipment	29,576	16,163	13,413
Office furniture	88,788	43,046	45,742
Computer equipment	126,322	66,205	60,117
Leasehold improvements	96,636	63,224	33,412

	$ 7,906,566	$ 2,647,280	$ 5,259,286

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

	2003

	Cost	Accumulated Amortization	Net Book Value

Intellectual property	$ 6,364,495	$ 1,689,617	$ 4,674,878
Medical equipment	191,502	58,140	133,362
Office equipment	29,576	13,165	16,411
Office furniture	88,788	35,050	53,738
Computer equipment	92,730	58,480	34,250
Leasehold improvements	96,636	43,896	52,740

	$ 6,863,727	$ 1,898,348	$ 4,965,379

5.    ALBERTA HERITAGE FOUNDATION LOAN

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

6.    RELATED PARTY TRANSACTIONS

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY Life Sciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus.

7.    INVESTMENTS

On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After this transaction and the transaction described in note 6, the Company held a total of 2,394,445 BCY shares. During the first six months of 2004, the Company sold 697,945 (2003 – 1,496,500) of its BCY shares for net cash proceeds of $133,609 (2003 – $450,151) recording a gain on sale of investment of $47,002 (2003 – $264,453). In the third quarter of 2004, the Company recorded a write down of its remaining investment in BCY of $12,817 to reflect the investment’s market value (as estimated based on its publicly traded share price) at that time. As at December 31, 2004, the Company’s remaining ownership

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

in BCY was 200,000 common shares with a book value (net of write down) of $12,000. The warrants expired out of the money.

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

8.    COMMITMENTS

The Company is committed to payments totaling $943,815 during 2005 for activities related to its clinical trial program and collaborations.

The Company is committed to monthly rental payments (including the Company’s portion of operating costs) of $11,087 under the terms of a lease for office premises, which expires on May 31, 2006.

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

9.    CONTINGENCY

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

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

10.    SHARE CAPITAL

Authorized:

Unlimited number of common shares

Issued:	Shares	Warrants

	Number	Amount $	Number	Amount $

Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options
	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split(a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private
placement (net of share issue costs of $45,000)(b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private
placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue
costs of $317,897)(c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase
warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants
	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private
placement(d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of
$998,900)(e)	3,000,000	13,101,100	—	—

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Balance, December 31, 2000	17,488,805	21,602,937	—	—

Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

Balance, December 31, 2001	19,191,395	23,812,953	—	—

Issued on exercise of stock options	40,000	34,000	—	—

Issued on acquisition of the interest in Transition
Therapeutics Inc. [note 7]	1,913,889	4,689,028	—	—

Issued for cash pursuant to December 11, 2002 private
placement(f)	1,000,000	1,896,714	550,000	114,286

Share issue costs	—	(241,123)	—	—

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286

Issued for cash pursuant to February 10, 2003 private
placement(g)	140,000	265,540	77,000	16,000

Issued for cash pursuant to June 19, 2003 private
placement(h)	2,120,000	5,912,113	1,272,000	543,287

Issued for cash pursuant to August 21, 2003 private
placement(i)	1,363,900	3,801,778	813,533	349,176

Issued for cash pursuant to October 14, 2003 public
offering(j)	1,200,000	5,528,972	720,000	617,428

Exercise of options	64,700	149,615	—	—

Exercise of warrants	174,378	593,194	(174,378)	(41,927)

Share issue costs	—	(1,730,195)	—	—

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250

Issued for cash pursuant to April 7, 2004 private
placement(k)	1,077,100	5,924,050	646,260	1,028,631

Issued for cash pursuant to pursuant to November 23, 2004
public offering(l)	1,504,000	8,693,120	864,800	1,521,672

Issued pursuant to cancellation of contingent
payment [note 9]	21,459	150,000	—	—

Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)

Expired warrants	—	2,827	(6,700)	(2,827)

Exercise of options	197,500	778,951	—	—

Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

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

(f)

Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, the Company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(g)

Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(h)

Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(i)

Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(j)

Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, the Company issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(k)

Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50 respectively. Each common share purchase warrant entitles the holder to acquire one common share

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(l)

Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $ 1,063,890. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

The following table summarizes the Company’s outstanding warrants as at December 31, 2004:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)

$3.00	480,755	—	480,755	—	—	—
$4.00	1,243,867	—	1,237,167	6,700	—	—
$4.00	813,533	—	44,561	—	768,972	0.17
$5.00	120,000	—	74,442	—	45,558	0.29
$6.25	600,000	—	70,250	—	529,750	0.29
$7.00	—	107,710	—	—	107,710	0.75
$7.06	—	112,800	—	—	112,800	1.40
$7.75	—	538,550	—	—	538,550	0.75
$8.00	—	752,000	—	—	752,000	2.90

	3,258,155	1,511,060	1,907,175	6,700	2,855,340	1.09

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

11.    STOCK BASED COMPENSATION

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2004		2003

	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $

Outstanding at beginning of year	2,800,800	3.81	2,653,500	4.40
Granted during year	1,202,250	5.63	599,000	3.71
Cancelled during year	—	—	(387,000)	7.97
Exercised during year	(197,500)	3.77	(64,700)	2.31

Outstanding at end of year	3,805,550	4.39	2,800,800	3.81

Options exercisable at end of year	3,717,050	4.41	2,720,383	3.87

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $

$0.75 - $1.00	982,550	4.8	0.85	982,550	0.85
$1.65 - $2.37	281,000	6.5	1.85	231,000	1.88
$2.70 - $3.33	478,750	8.0	3.04	473,750	3.07
$4.00 - $5.00	1,211,750	9.5	4.79	1,185,250	4.89
$6.77 - $9.76	708,500	7.1	8.67	701,500	8.67
$12.15 - $13.50	143,000	5.8	12.63	143,000	12.63

	3,805,550	7.5	4.39	3,717,050	4.41

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 4,012,461 common shares for issuance relating to outstanding stock options.

As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $2,537,088 (2003 – $812,711) and $131,482 (2003 – $102,466) respectively with an offsetting credit to contributed surplus.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2004	2003

Risk-free interest rate	2.83%	3.09%
Expected hold period to exercise	2 years	2 years
Volatility in the price of the Company's shares	71%	69%
Dividend yield	zero	zero
Weighted average fair value of options	$ 2.26	$ 1.47

In 2002, the Company granted 48,000 share incentive rights to a non-employee which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $2.31 based on the weighted average trading price for the ten trading days prior to the exercise. The Company accounted for this transaction with a non-employee at fair value determined using the Black-Scholes model. The related compensation expense recorded in 2003 was $81,530, with an offsetting credit to contributed surplus. As at December 31, 2004, these share incentive rights are still outstanding.

12.    CONTRIBUTED SURPLUS

The following table summarizes the change in contributed surplus for the period ending December 31:

	2004 $	2003 $

Balance, beginning of year	$ 3,699,425	$ 2,702,718

Stock based compensation	2,683,869	996,707

Exercise of stock options	(34,155)	—

Balance end of year	$ 6,349,139	$ 3,699,425

13.   LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2004 of 29,028,391 (2003 – 24,242,845; 2002 – 20,311,238). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

14.   INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	2004 $	2003 $	2002 $

Loss before taxes	(12,956,119)	(8,510,479)	(6,751,385)
Statutory Canadian corporate tax rate	33.87%	36.75%	39.24%
Anticipated tax recovery	(4,388,238)	(3,127,601)	(2,649,243)
Non-taxable portion of net capital loss (gain)	(16,717)	347,698	--
Employee stock based compensation	903,845	366,290	--
Cancellation of contingent payment obligation settled
in common shares	50,805	--	--
Change in tax rate	198,610	272,506	228,892
Non-deductible expenses	8,976	9,739	10,398
Change in valuation allowance(a)	3,242,719	2,131,368	1,762,335

Future income tax recovery	--	--	(647,618)

(a)

As of December 31, 2004, the Company has non-capital losses for income tax purposes of approximately $23,814,000, which are available for application against future taxable income and expire in 2006 ($663,000) 2007 ($1,033,000), 2008 ($2,898,000), 2009 ($4,483,000), 2010 ($4,483,000) and 2014 ($10,254,000). In addition to the loss carry forward amounts above, the Company has scientific research and development claims and related investment tax credits of approximately $7,772,000 as at December 31, 2004 which are available for application against future taxable income. The potential benefits resulting from these tax pools have been recognized in the financial statements only to the extent they are more likely than not of being realized.

The components of the Company’s future income tax asset are as follows:

	2004 $	2003 $

Non-capital loss carryforwards	8,010,356	4,633,861
Scientific research and development	3,099,863	3,167,981
Net capital loss carryforwards	283,627	308,929
Undepreciated capital costs in excess of book value of capital assets	93,596	72,305
Net book value of intellectual property in excess of tax value	(71,327)	(310,315)
Share issue costs	683,239	509,411
Valuation allowance	(12,099,354)	(8,382,172)

Future tax asset	--	--

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

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

16.    FINANCIAL INSTRUMENTS

Financial instruments of the Company consist of cash and cash equivalents, short term investments, accounts receivable, investments, accounts payable, and the Alberta Heritage Foundation loan. As at December 31, 2004 and 2003, there are no significant differences between the carrying values of these amounts and their estimated market values, with the exception of investments whose market value at December 31, 2003 was $157,140, determined by the closing market value of the investees’ shares.

Credit risk
The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company mitigates its exposure to credit risk by restricting its portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

Interest rate risk
The Company has exposure to interest income risk through its short-term investments in fixed-income securities that are sensitive to interest rate fluctuations.

Foreign exchange risk
The Company purchases goods and services denominated primarily in Canadian, U.S. and UK currencies. To manage its foreign exchange risk, the Company, from time to time, acquires short-term investments denominated in these securities.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

17.    ECONOMIC DEPENDENCE

The Company contracts the production and currently receives its supplies of REOLYSIN® from one toll manufacturer based in the United Kingdom. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this toll manufacturer has the potential to delay the progress of the Company’s clinical trial program. Management is aware of and is taking actions to minimize this exposure.

18.    RECONCILIATION OF CANADIAN GAAP TO US GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to US GAAP. Significant differences between Canadian and US GAAP are as follows:

	Notes	2004 $	2003 $	2002 $	Cumulative from inception on April 2, 1998 to December 31, 2004 $

Net loss - Canadian GAAP		12,956,119	8,544,031	6,091,486	37,950,119
Amortization of intellectual
property	(1)	(361,500)	(361,500)	(361,500)	(1,626,750)
In process research and development	(1)	--	--	--	2,500,000
Future income tax recovery	(1)	--	--	647,618	1,115,000

Net loss - US GAAP		12,594,619	8,182,531	6,377,604	39,938,369
Unrealized loss (gain) on
available-for-sale securities	(2)	--	(45,715)	2,469,414	2,423,699
Reclassification of unrealized
gain (loss) on
available-for-sale securities	(2)	45,715	(2,469,414)	--	(2,423,699)

Comprehensive loss - US GAAP		12,640,334	5,667,402	8,847,018	39,938,369

Basic and diluted loss per common share - US GAAP		(0.43)	(0.34)	(0.31)	--

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Balance sheet items in accordance with US GAAP are as follows:

		December 31, 2004		December 31, 2003

	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Capital assets	(1)	5,259,286	3,271,036	4,965,379	2,615,629
Investments	(2)	12,000	12,000	111,425	157,140
Future income taxes	(1)	--	--	--	--
Deficit	(1)	37,950,711	39,938,961	24,994,592	27,344,342
Other comprehensive loss (income)	(2)	--	--	--	(45,715)

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

2.	Unrealized Gains and Losses on Investments

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

Stock Based Employee Compensation

On January 1, 2003, the Company prospectively adopted the fair value based method for its employee options (see note 3). Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted in 2004 and 2003.

In 2002, the Company applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Prior to January 1, 2002, for US GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

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

		2004 $	2003 $	2002 $

	Pro forma - Canadian
Net Loss	GAAP	12,960,624	8,590,564	6,780,859

	As reported - US GAAP	12,594,619	8,182,531	6,377,604
	Pro forma - US GAAP	12,599,044	8,236,440	7,186,991

Basic and diluted net loss	Pro forma - Canadian
per common share	GAAP ($/share)	(0.45)	(0.35)	(0.33)

	As reported - US GAAP	(0.43)	(0.34)	(0.31)
	Pro forma - US GAAP
	($/share)	(0.43)	(0.34)	(0.35)

Newly Issued U.S. Accounting Standards

Share Based Payments

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005

The Company adopted the fair value based method of accounting for share-based payments effective January 1, 2003 using the “prospective method” described in FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Currently, the Company uses the Black Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R). The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

its financial position.

19.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

20.     SUBSEQUENT EVENT

During the January 1, to February 21, 2005 period, the Company received proceeds of $3,075,888 from the exercise of 768,972 warrants previously issued on August 21, 2003. As of February 21, 2005, all of the 813,533 warrants issued as part of the August 21, 2003 private placement have been exercised.

EXHIBIT 3

March 2, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Company’s 2004 audited financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic and the Company’s expectations as to the success of its research and development programs in 2005 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

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

Highlights

In 2004, the Company’s net loss was $12,956,119 compared to a net loss of $8,544,031 in 2003 and $6,091,486 in 2002. The increase in the Company’s net loss was due to an increase in research and development (“R&D”) activity as well as non-cash compensation expense. Cash used in operating activities in 2004 was $9,224,963 compared to $5,477,738 and $7,255,700 in 2003 and 2002 respectively.

During 2004, the Company received approval and commenced patient enrollment in a systemic (intravenous) delivery clinical trial in the United Kingdom (“UK”). In conjunction with this new trial, the Company provided a final update on the T2 prostate clinical study undertaken to provide technical information to support a systemic delivery clinical trial application. For manufacturing and related process development activity, the Company continued to focus on supplying its clinical trial and research programs with REOLYSIN® as well as the transfer of its manufacturing process to a UK based supplier. Finally, the Company continued to incur expenses for research collaborations. In particular, animal model data was reported from the examination of the use of REOLYSIN® with radiation therapy and also with approved chemotherapeutics.

In 2004, the Company raised $23,495,961 through a private placement, a public offering and the exercise of warrants and options. In 2003, the Company raised $19,007,827 through three private placements, one public offering, exercises of warrants and options, and the sale of all of its investments in Transition Therapeutics Inc. (“TTH”) and a majority of its investment in BCY LifeSciences Inc. (“BCY”). As a result of these financing activities, the Company ended the year with cash and cash equivalents (including short-term investments) of $33,919,223 at December 31, 2004 (2003 – $20,752,735).

During 2004, the Company was granted three additional U.S. patents for a total of 13 U.S. patents and one European patent. The Company expended $958,809 in 2004 associated with its intellectual property compared to $1,045,869 in 2003.

Recent Developments

Recurrent Malignant Glioma Clinical Trial Study in the U.S.

On February 28, 2005, the Company announced that it had received clearance from the US Food and Drug Administration (FDA) to begin a Phase I/II clinical trial to investigate the use of REOLYSIN® to treat patients with recurrent malignant gliomas.

This clinical trial is an open-label dose escalation Phase I/II study in which a single dose of REOLYSIN® will be administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® will be administered or infused into the tumour mass and surrounding tissue using a pump. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of antitumour activity. The enrolment in this study is expected to be up to 30 evaluable patients in the dose escalation phase with up to an additional 14 patients added at the maximum tolerated dose.

REOLYSIN® in Combination with Radiation Therapy Clinical Trial Study in the U.K.

On February 18, 2005, the Company announced that it had received a letter of approval from the U.K. regulatory authorities (Medicines and Healthcare products Regulatory Agency or MHRA) for its Clinical Trial Application to begin a Phase I clinical trial to evaluate the feasibility, safety and anti-tumour effects of intratumoural administration of REOLYSIN® in combination with radiation in patients with advanced cancers.

The trial is a Phase I open-label, dose-escalation study of REOLYSIN® combined with two different radiation dosages/schedules. The enrolment in this study is expected to be approximately thirty evaluable patients, and will depend upon the number of dose levels tested. Up to an additional fifteen patients will also be treated at the maximum tolerated dose. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Patients who have been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists will be eligible.

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

The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Research and Development

The research and development costs of the Company are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. The Company’s development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), the Company has completed enrollment in a Phase I clinical study for REOLYSIN®, its product being developed for human use, is presently enrolling patients in a systemic (intravenous) delivery human clinical study, is also conducting a human clinical study for brain cancer, and is planning additional clinical studies. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, the Company’s development costs are expensed and not capitalized.

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

In capitalizing these costs, the Company is recognizing the inherent future benefit of Patents, not only in protection of its own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While Patent life is different in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, the Company has set a maximum of 17 years to amortize the costs from the date of issuance. The Company has then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued and, as a result, the Company has chosen to amortize the costs on a straight-line basis over ten years.

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

In any event, the revision to any of these policies or estimates outlined above would impact losses but not impact cash flows.

Changes in Accounting Policy including Initial Adoption

Canadian GAAP – Financial Instruments

On January 27, 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new accounting standards CICA Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments, and CICA Section 3865, Hedges, affecting the accounting treatment for financial instruments. Under the new standards, all financial instruments are to be included on a company’s balance sheet (including derivatives) and initially measured, either at fair market value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost.

After initial recognition, the measurement of financial instruments will vary depending on the category of the financial instrument: financial assets held for trading, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The standards have also introduced “other comprehensive income”, a new location for recognizing certain gains and losses. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner.

The effective date for this standard is for annual and interim periods in fiscal years beginning on or after October 1, 2006.

U.S. GAAP – Share Based Payment

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005

The Company adopted the fair value based method of accounting for share-based payments effective January 1, 2003 using the “prospective method” described in FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Currently, the Company uses the Black Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R). The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position.

Fair Presentation

The Company prepares its financial statements in accordance with GAAP. As a result of complying with GAAP, the Company believes that the following should be mentioned in an effort to understand and fairly present its financial information:

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, the Company uses the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of its options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, the Company has concluded that Black Scholes is the appropriate option pricing model to use for its stock options at this time.

Black Scholes uses inputs in its calculation of fair value that requires the Company to make certain estimates and assumptions. For 2004, the Company used the following weighted average assumptions:

2004

Risk-free interest rate	2.83%
Expected hold period to exercise	2 years
Volatility in the price of the Company's shares	71%
Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of the Company’s shares is based on the quoted trading price. The Company assumes that weekly trading prices best reflects the Company’s trading price volatility. However, an entity can choose between daily, weekly, monthly or quarterly trading prices in the volatility calculation. For example, based upon periods chosen, if the Company were to use daily trading prices, volatility would increase 31%, resulting in an option value increase of 25% from that calculated from the stated volatility. If the Company were to use monthly trading prices over the same period, volatility would increase 11%, resulting in an option value increase of 8%. Also, volatility would change based on the period chosen and the frequency of price points chosen.

The Model also uses an expected hold period to exercise in its calculation of fair value. The Company, when estimating the expected hold period to exercise takes into consideration past history, the current trading price and volatility of the Company’s common shares and has concluded that 2 years is an appropriate estimate. However, the Company’s options have a 10 year life and given the fluctuations in its stock price the expected hold period could be different. If the hold period was to increase 1 year, there would have been a 20% increase in the Company’s stock based compensation expense.

Consequently, in complying with GAAP and selecting what the Company believes are the most appropriate assumptions under the circumstances, the Company has increased its reported non-cash employee stock based compensation expense for the year by $2,537,088. However, given the above discussion this expense could be increased between 8% — 25% and still be in accordance with GAAP.

Warrant Values

During 2004 the Company continued to raise cash through the issue of units. Typically, each unit consisted of one common share and a fraction of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 36 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. For the Company, the fair value of its common shares is established based on trading on stock exchanges in Canada and the U.S. However as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation”, the Model can produce a wide range of calculated values for the Company’s warrants.

Initial Value of the Company’s Intellectual Property

The Company was acquired by SYNSORB Biotech Inc. (“SYNSORB”) in 1999. At that time, SYNSORB purchased all of the share capital of the Company for $2,500,000 and subsequently applied “push down” accounting and revalued the Company’s assets. As the only asset owned by the Company was its intellectual property, the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment permitted under GAAP, increased the value of the Company’s assets and shareholders’ equity. As of December 31, 2004, the net book value of the Company’s original intellectual property was $1,083,333. Consequently, without the application of push down accounting applied to the Company by SYNSORB the value of the Company’s intellectual property and shareholders’ equity would be $1,083,333 lower than presented in the 2004 audited financial statements.

Selected Annual Information

	2004 $	2003 $	2002 $

Revenues(1)	699,757	313,305	208,867
Net loss(2),(3),(5)	12,956,119	8,544,031	6,091,486
Basic and diluted loss per share(2),(3),(5),(6)	0.45	0.35	0.30
Total assets(4),(6)	39,488,641	26,050,600	17,968,254
Total long term financial liabilities(7)	150,000	150,000	150,000
Cash dividends declared per share(8)	Nil	Nil	Nil

Notes:

(1)	Revenue is comprised of interest income and income from short term investments.
(2)	Included in net loss and net loss per share for 2004 is a net gain (net loss) from sale of investments of $34,185 (2003 – ($1,892,232); 2002 – $nil).
(3)	Included in net loss and net loss per share for 2002 is a future income tax recovery of $647,618 (2004 and 2003 – $nil).
(4)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2004.
(5)	Included in net loss and net loss per share is stock based compensation expense of $2,668,570 (2003 – $996,707, and 2002 – $32,718)
(6)

The Company issued 4,685,775 common shares for cash proceeds of $23,495,961 in 2004 (2003 – 5,062,978 common shares for $16,004,981; 2002 – 1,040,000 common shares for $1,803,877). In addition, 21,459 common shares were issued in 2004 as partial consideration for the cancellation of a portion of the Company’s contingent payments (see note 9 to the audited financial statements for 2004). In 2002, the Company issued 1,913,889 commons shares as consideration for the acquisition of the Company’s investment in Transition Therapeutics Inc. with an ascribed value of $4,689,028.

(7)	The long-term debt recorded in 2003, 2002 and 2001 represents repayable loans from the Alberta Heritage Foundation.
(8)	The Company has not declared or paid any dividends since incorporation.

RESULTS OF OPERATIONS

Net loss for the year ended December 31, 2004 was $12,956,119 compared to $8,544,031 and $6,091,486 for 2003 and 2002, respectively.

Research and Development Expenses (“R&D”)

	2004 $	2003 $	2002 $

Manufacturing and related process development expenses	3,835,685	1,328,480	1,892,517
Clinical trial expenses	799,990	130,034	504,260
Pre-clinical trial expenses and collaborations	824,889	322,060	663,012
Cancellation of contingent payment obligation	400,000	—	—
Quebec scientific research and experimental development refund	(21,436)	(255,905)	—
Other R&D expenses	1,268,870	1,294,293	1,191,236

Research and development expenses	7,107,998	2,818,962	4,251,025

In 2004, R&D was $7,107,998 compared to $2,818,962 and $4,251,025 in 2003 and 2002 respectively.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing expenses and process development. Production manufacturing expenses include third party direct manufacturing costs, quality control testing, and vial fill costs. Process development expenses include costs associated with studies that examine components of the Company’s manufacturing process and costs associated with the creation of master and working viral and cell banks.

	2004 $	2003 $	2002 $

Product manufacturing expenses	2,179,387	924,456	761,359
Technology transfer expenses	656,346	—	—
Process development expenses	999,952	404,024	1,131,158

Manufacturing and related process development expenses	3,835,685	1,328,480	1,892,517

In 2004, the Company incurred production costs of $2,179,387 compared to $924,456 and $761,359 in 2003 and 2002 respectively. The increase in production activity is a result of the need to supply the Company’s existing and planned clinical trial programs and its other research activity (see Clinical Trial Program).

At the beginning of 2004, the Company entered into a manufacturing contract with a UK based supplier and incurred technology transfer costs of $656,346 associated with this contract throughout the year. This technology transfer was completed in the fourth quarter of 2004.

In 2004, the Company incurred process development expenses of $999,952 compared to $404,024 and $1,131,158 in 2003 and 2002 respectively. In 2002, the Company incurred process development expenses as it created a manufacturing process that should comply with cGMP manufacturing regulatory guidelines and should be scaleable to a commercial level. In 2003, the Company’s process development activity related to the establishment of an independent supply of its master and working viral and cell banks. These banks provide the foundation of the Company’s manufacturing process. Finally in 2004, the Company’s process development activity continued to focus on the master and working viral and cell banks as well as including studies that examined ways to continue to improve the Company’s manufacturing process (in particular the virus yield).

In 2005, the Company expects that it will continue to produce REOLYSIN® and that a majority of its M&P expenses will relate directly to manufacturing. Also, future manufacturing costs may be impacted by the need to supply additional clinical trails to be run by the Company as well by the U.S. National Cancer Institute and to continue to supply future pre-clinical trial studies and research collaborations. In addition, with respect to process development expenses, the Company expects to incur these types of costs as it continues to examine ways to improve its manufacturing process.

Clinical Trial Program

Clinical trial expenses include those costs associated with the Company’s clinical trial program in the UK and Canada as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient costs, CRO expenses, clinical trial site costs and other costs associated with the Company’s clinical trial program.

	2004 $	2003 $	2002 $

Direct clinical trial expenses	649,405	64,559	504,260
Other clinical trial expenses	150,585	65,475	—

Clinical trial expenses	799,990	130,034	504,260

In 2004, the Company incurred costs directly associated with ongoing clinical trials of $649,405 compared to $64,559 and $504,260 in 2003 and 2002 respectively.

At the beginning of 2004, the Company received authorization to commence a systemic (intravenous) delivery trial in the UK and enrolled the first patient in May, 2004. The Company continued to enroll patients throughout 2004 and also opened up a second clinical trial site in the latter part of the year. In Canada, the Company continued to enroll patients in its malignant glioma study. Finally, with respect to the Company’s Canadian T2 prostate cancer trial, the final update was provided in February 2004.

In 2002, the Company incurred clinical trial expenses associated with the malignant glioma and T2 prostate trials that were actively enrolling patients. In 2003, patient enrollment for these trials was temporarily postponed causing the decrease in direct clinical trial expenses.

In 2005, the Company expects to expand its clinical trial program to include other applications and other jurisdictions. If the Company’s clinical trial program expands, it expects to incur additional clinical trial costs. Also, in accordance with the Company’s agreement with the National Cancer Institute of America (the “NCI”), the Company will provide REOLYSIN® to the NCI as the NCI and the Company together determine when and which clinical trials will be carried out.

Pre-Clinical Trial Expenses and Research Collaborations

Pre-clinical trial expenses include toxicology studies and are incurred by the Company in support of expanding its clinical trial program into other jurisdictions and other applications. Research collaborations are intended to expand the Company’s intellectual property related to reovirus and other viruses and identify potential licensing opportunities arising from the Company’s technology base.

	2004 $	2003 $	2002 $

Research collaboration expenses	262,910	120,026	—
Pre-clinical trial expenses	561,979	202,034	663,012

Pre-clinical trial expenses and research collaborations	824,889	322,060	663,012

In 2004, the Company’s research collaboration expenses increased to $262,910 from $120,026 in 2003. In 2004 the Company continued to enter into collaborations with universities and research hospitals in Europe and the US. In 2004, data from the Company’s collaboration examining the use of REOLYSIN® with approved chemotherapeutics in animal models was presented.

In 2004, the Company incurred pre-clinical trial expenses of $561,979 compared to $202,034 and $663,012 in 2003 and 2002 respectively. The increase in pre-clinical trial expenses in 2004 related to toxicology and equivalency studies that were performed in 2004 but not in 2003. In 2002, pre-clinical toxicology studies were also performed. The frequency of these types of studies change from year to year as the Company moves through its clinical trial program. Pre-clinical trial expenses are expected to continue as the Company moves into different jurisdictions and different types of clinical trials.

Cancellation of Contingent Payment Obligation

On September 23, 2004, the Company reached an agreement that cancelled a portion of its future contingent obligation to one of its non-management founding shareholders for consideration of $400,000. The consideration paid included cash of $250,000 and non-cash consideration of 21,459 common shares valued at $150,000 and was recorded as additional research and development expense. The value of the common shares was based on the September 23, 2004 closing price of $6.99. As a result, the Company’s future contingent payment obligations have been reduced to 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of payments received associated with a partnership or other arrangement for development. Similarly, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payment referred to in the foregoing sentence has been amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

Other R&D Expenses

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

In 2004, the Company incurred other R&D expenses of $1,268,871 compared to $1,294,291 and $1,191,236 in 2003 and 2002 respectively. These costs have remained consistent over the past three years as there has been no significant change in the costs associated with the Company’s R&D employees and consultants. The Company expects these cost will remain relatively constant in 2005.

Operating Expenses

	2004 $	2003 $	2002 $

Public company related expenses	1,910,611	1,633,849	1,374,172
Office expenses	893,058	815,629	728,698

Operating expenses	2,803,669	2,449,478	2,102,870

In 2004, the Company incurred operating expenses of $2,803,669 compared to $2,449,478 and $2,102,870 in 2003 and 2002 respectively. The reason for the change is as follows:

Public Company Related Expenses

Public company related expenses include costs associated with investor relations activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to the Company’s two stock listings. In 2004, the Company incurred public company related expenses of $1,910,611 compared to $1,633,849 and $1,374,172 in 2003 and 2002 respectively. The increase in 2003 and 2004 relates to the rising cost of directors’ and officers’ liability insurance which has increased due to general market conditions for companies with a US stock listing. As well, investor relation expenses increased compared to 2003 and 2002 due to the Company’s shareholder base that has expanded to include US and European shareholders.

Office Expenses

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2004, the Company incurred office expenses of $893,058 compared to $815,629 and $728,698 for 2003 and 2002 respectively. The increase in office expenses in 2004 and 2003 relate to office rent expense and compensation costs associated with increased staff levels.

Stock Based Compensation

	2004 $	2003 $	2002 $

Stock based compensation	2,668,570	996,707	32,718

Non-cash stock based compensation recorded for 2004 increased to $2,668,570 compared to $966,707 and $32,718 for 2003 and 2002 respectively associated with the granting of stock options to its employees, directors, and certain consultants.

Foreign Exchange Loss (Gain)

	2004 $	2003 $	2002 $

Foreign exchange loss (gain)	358,068	2,881	(598)

The Company acquires investments in foreign currency to pay for anticipated expenses that are to be incurred in the United States (“U.S.”) and the United Kingdom (“U.K.”). As a result of recent movements in the U.S. and U.K. exchange rates the Company recorded a non-cash loss of $358,068 for the year ending December 31, 2004. In 2003 and 2002, the Company’s foreign exchange exposure was limited to the U.S. dollar.

Sale of Investments

	2004 $	2003 $	2002 $

Gain on partial sale of investment in BCY LifeSciences Inc.	(34,185)	(264,453)	—

Loss on sale of investment in Transition Therapeutics Inc.	—	2,156,685	—

Net (gain) loss from sale of investments	(34,185)	1,892,232	—

BCY LifeSciences Inc. (“BCY”)

In 2004, the Company sold 697,945 (2003 – 1,496,500) common shares of BCY for net cash proceeds of $133,609 (2003 – $450,151). This resulted in an accounting gain of $47,002 (2003 – $264,453). The cash outlay for its investment in BCY was $127,123.

The Company still owns 200,000 common shares of BCY that are currently in escrow and are scheduled to be released in 2005 and 2006. In the third quarter of 2004, the Company recorded a write down of $12,817 against its remaining ownership in BCY to reflect the investment’s market value (as estimated based on its remaining investment in BCY) at that time. As at December 31, 2004, the market value of the Company’s remaining BCY common shares approximates the current book value of $12,000.

Transition Therapeutics Inc. (“TTH”)

In 2003, the Company sold 6,890,000 common shares of TTH for net cash proceeds of $2,552,695. As a result of the sale, an accounting loss of $2,156,685 was recorded. The Company’s cash expenses with respect to its investment in TTH were limited to acquisition legal costs of $20,352.

Commitments

As at December 31, 2004, the Company has committed to payments totaling $943,815 during 2005 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of the Company’s normal course of business.

Subsequent to 2004, the Company has entered into another research and development agreement and under this contract has committed to payments totaling $1,801,000.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2004				2003

	Dec.	Sept.	June	March	Dec.	Sept.	June	March

Revenue(1)	205	194	183	117	127	102	41	43
Net loss(2),(5)	3,992	3,096	3,192	2,676	1,696	1,823	3,911	1,114
Basic and diluted loss per
common share(2),(5)	$ 0.14	$ 0.11	$ 0.11	$ 0.10	$ 0.06	$ 0.07	$ 0.17	$ 0.05
Total assets(3),(6)	39,489	29,471	31,221	25,435	26,051	21,532	18,815	16,702
Total cash(4),(6)	33,919	23,806	25,522	20,298	20,753	15,843	13,486	6,887
Total long-term debt(7)	150	150	150	150	150	150	150	150
Cash dividends declared(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.
(2)

Included in net loss and net loss per share in March, June, September and December of 2004 is a gain (loss) on sale of investments of $47,648, ($646), ($12,817) and $nil, respectively (2003 – $nil, ($2,156,685), $nil, and $264,453, respectively).

(3)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2004.
(4)	Included in total cash are cash and cash equivalents plus short-term investments.
(5)

Included in net loss and loss per common share is stock based compensation of $5,426, $734,670, $48,878, and $1,870,596 for March, June September, and December of 2004 respectively (2003 — $471, $68,318, $437,554 and 490,364).

(6)

The Company issued 4,685,775 common shares for cash proceeds of $23,495,961 in 2004 (2003 – 5,062,978 common shares for $16,004,981). In addition, 21,459 common shares were issued in September 2004 as partial consideration for the cancellation of a portion of the Company’s contingent payments (see note 9 to the audited financial statements for 2004).

(7)	The long-term debt recorded in 2004 and 2003 represents repayable loans from the Alberta Heritage Foundation.
(8)	The Company has not declared or paid any dividends since incorporation.

FOURTH QUARTER

Statement of loss for the three month period ended December 31, 2004 and 2003

	2004 $ (unaudited)	2003 $ (unaudited)

Interest income	204,941	126,697

Research and development expenses	1,425,286	767,053
Operating expenses	690,628	628,412
Stock based compensation	1,879,596	490,364
Foreign exchange loss (gain)	4,104	(6,781)
Amortization	197,280	175,033

	4,196,894	2,054,081

Loss before the following:	3,991,953	1,927,384
Gain on sale of investment in BCY	—	(264,453)

Loss before taxes	3,991,953	1,662,931
Capital tax	—	32,610

Net loss	3,991,953	1,695,541

Review of Operations

For the three month period ended December 31, 2004, the Company’s net loss increased to $3,991,953 compared to $1,695,541 for the three month period ended December 31, 2003. The reasons for the increase are as follows:

Research and Development Expenses (“R&D”)

	2004 $ (unaudited)	2003 $ (unaudited)

Manufacturing and related process development expenses ("M&P")	492,388	215,885
Clinical trial expenses	366,852	73,331
Pre-clinical trial expenses and research collaborations	89,425	83,743
Other R&D expenses	476,621	394,094

Research and development expenses	1,425,286	767,053

The Company’s R&D expenses increased to $1,425,286 in the fourth quarter of 2004 compared to $767,053 for the fourth quarter of 2003.

During the fourth quarter of 2004, the Company’s M&P expenses were $492,388 compared to $215,885 in 2003. The increase in M&P expenses was a result of increased manufacturing activity in support of the Company’s clinical trial and research programs. During the fourth quarter of 2003, the Company’s M&P activity was focused on the development of the Company’s master and working viral and cell banks.

The Company’s clinical trial expenses increased to $366,852 in the fourth quarter compared to $73,331 for the fourth quarter of 2003. The increase in the fourth quarter of 2004 relates to the continued patient enrollment and the addition of a second clinical trial site for its UK systemic (intravenous) delivery clinical trial.

Operating Expenses

	2004 $ (unaudited)	2003 $ (unaudited)

Public company related expenses	438,349	378,103
Office expenses	252,279	250,309

Operating expenses	690,628	628,412

The Company’s operating expenses for the fourth quarter of 2004 increased to $690,628 compared to $628,412 for the fourth quarter of 2003.

During the fourth quarter of 2004, the Company’s public company related expenses increased to $438,349 compared to $378,103 for the fourth quarter of 2003. This increase corresponds to an increase in investor relations activity in the fourth quarter of 2004 compared to the fourth quarter of 2003.

Stock Based Compensation

	2004 $ (unaudited)	2003 $ (unaudited)

Stock based compensation	1,879,596	490,364

Non-cash stock based compensation recorded for the fourth quarter of 2004 increased to $1,879,596 compared to $490,364 for the fourth quarter of 2003 associated with the granting of stock options to its employees, directors, and certain consultants.

Financing Activities

During the fourth quarter of 2004, the Company received cash proceeds of $3,362,580 from the exercise of 840,645 previously issued warrants. These warrants related to the private placement entered into on June 19, 2003 and had an exercise price of $4.00.

On November 23, 2004, the Company closed a public offering whereby it issued 1,504,000 units at an issue price of $6.65 per unit for net cash proceeds of $9,150,902. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As at December 31, 2004, the Company had cash and cash equivalents (including short-term investments) and working capital positions of $33,919,223 and $33,268,097 respectively compared to $20,752,735 and $20,088,868 respectively for 2003. The increase in 2004 reflects the cash inflows from the one private placement, one public offering and the exercise of options and warrants that raised $23,495,961. Cash outflows during the year arose from research and development expenses, operational expenses, and intellectual property expenditures.

The Company desires to maintain adequate cash and short-term investment reserves to support its planned activities which include its clinical trial program, production manufacturing, and its intellectual property expansion and protection. The Company presently anticipates that its average cash usage for 2005 will be approximately $1,000,000 per month and its existing capital resources are adequate to fund its current plans for research and development activities well into 2007. Factors that will affect the Company’s anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply its clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.

In the event that the Company chooses to seek additional capital, the Company will look to fund additional capital requirements primarily through the issue of additional equity. The Company recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that the Company would have the ability to raise funds when required.

Capital Expenditures

The Company spent $958,809 on intellectual property in 2004 compared to $1,045,869 in 2003. The change in intellectual property expenditures reflects the timing of filing costs associated with its expanded patent base. As well, the Company has benefited from a stronger Canadian dollar as its patent costs are typically denominated in U.S. currency. The Company received three U.S. patents in 2004 bringing its total patents issued to 13 in the U.S. and one in Europe.

Contractual Obligations

The Company has the following contractual obligations as at December 31, 2004:

Contractual Obligations	Payments Due by Period

	Total $	Less than 1 year $	1-3 years $	4-5 years $	After 5 years $

Long term debt(1)	$ 150,000	—	—	—	$ 150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases(2)	188,479	$ 133,044	$ 55,435	—	—
Purchase obligations	943,815	943,815	—	—	—
Other long term obligations	Nil	—	—	—	—

Total contractual obligations	$ 1,282,294	$ 1,076,859	$ 55,435	—	$ 150,000

Note:

(1)

The Company’s long term debt is a $150,000 loan from the Alberta Heritage Foundation. Repayments are required upon the realization of sales (see note 6 of the Company’s audited 2003 financial statements).

(2)	The Company’s operating leases are comprised of its office lease.

Subsequent to the year end, the Company entered into a toll manufacturing agreement that will increase the Company’s purchase obligations by $1,801,000 to $2,744,815. The combined purchase obligations include activities associated with the Company’s clinical trial and manufacturing programs and research collaborations. These purchase obligations are assumed to all occur in 2005.

The Company will fund its capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under its Investment Policy, the Company is permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. The Company has $21,510,707 invested under this policy and is currently earning interest at an effective rate of 2.26%.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2004, the Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2004 and 2003 the Company did not enter into any related party transactions.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company does not use financial derivatives or “other financial instruments”.

RISKS FACTORS AFFECTING FUTURE PERFORMANCE

All of the Company’s potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. The Company is currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before the Company will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by the Company will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

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

To date, the Company has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flow or made an operating profit. As of December 31, 2004, the Company had an accumulated deficit of $38.0 million. The Company incurred net losses of $13.0 million, $8.5 million, and $6.1 million for the years ended December 31, 2004, 2003, and 2002, respectively. The Company anticipates that it will continue to incur significant losses during 2005 and in the foreseeable future. The Company will not reach profitability until after successful and profitable commercialization of one or more of its products. Even if one or more of its products are profitably commercialized, the initial losses incurred by the Company may never be recovered.

The Company may need additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements.

As of December 31, 2004, the Company had cash and cash equivalents (including short-term investments) of $33.9 million and working capital of approximately $33.3 million. The Company anticipates that it may need additional financing in the future to fund research and development and to meet its ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in its drug discovery and development programs, progress in its pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to the Company, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed product, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or product. There can be no assurance that the Company will be able to raise additional capital if its current capital resources are exhausted.

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

The Company incurs some of its manufacturing, clinical and consulting expenses in foreign currencies, primarily the U.S. dollar and the Great British pound (“GBP”). Over the past year the Canadian dollar has appreciated relative to the U.S. dollar and the GBP thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, the Company’s Canadian dollar equivalent costs will increase.

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

OTHER MD&A REQUIREMENTS

The Company has 32,684,468 common shares outstanding at March 2, 2005. If all of the Company’s warrants and options were exercised the Company would have 38,576,386 common shares outstanding.

The Company’s 2004 Annual Information Form is available on www.sedar.com.