Form 40-F
period 2005-12-31
ONCOLYTICS BIOTECH INC
filed 2006-03-03
CIK 1129928

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005	Commission File Number: 000-31062

ONCOLYTICS BIOTECH INC.
(Exact name of Registrant as specified in its charter)

Not Applicable	Province of Alberta, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable)	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

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

As at December 31, 2005, 36,236,748 Common Shares without par value were issued and outstanding.

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

Explanatory Note: Oncolytics Biotech Inc. is a Canadian issuer eligible to file our annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. We are a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this document and the documents attached as exhibits hereto constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Oncolytics Biotech Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Annual Report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	uncertainty as to our ability to achieve the goals and satisfy assumptions of management;
•	the uncertainties related to the outcome of clinical studies and the long process related to such studies;
•	the need for regulatory approvals to market REOLYSIN(R)and other products;
•	our need for additional financing which may not be available on acceptable terms or at all;
•	uncertainty as to whether we will be able to complete any licensing, partnering or marketing arrangements for our technologies;
•	uncertainty as to the market acceptance of our products and our ability to generate sufficient revenues to make our products and technologies commercially viable;
•	the intense competition in the biotechnology industry and risks related to changing technology that may render our technology obsolete; and
•	other factors identified under the heading “Risk Factors” in our Renewal Annual Information Form, and those that are discussed or identified in our other public filings with the SEC.

Our actual results, performance or achievement could differ significantly from those expressed in, or implied by, our forward-looking statements. Accordingly, we cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2005, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.1656.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited financial statements, including the report of the auditors with respect thereto are included herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 20 — Reconciliation of Canadian GAAP to US GAAP of the Notes to Audited Financial Statements included herein by reference.

Management’s Discussion and Analysis

Our management discussion and analysis of financial conditions and results of operations (“MD&A”) is included herein by reference.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

We have adopted a Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller. This code applies to our President and Chief Executive Officer, Chief Financial Officer and Controller. A copy of the Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller is attached to this annual report as Exhibit F, and is available in print to any shareholder who requests it by writing to Oncolytics Biotech Inc. at Suite #210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada, T2N 1X7, Attention: Doug Ball. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be disclosed in our annual report on Form 40-F or in current reports on Form 6-K and provided in print to any shareholder upon written request.

We have a separate Code of Ethics applicable to all of our employees, officers and directors, a copy of which is available in print to any shareholder who requests it by writing to Oncolytics Biotech Inc. at Suite #210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada, T2N 1X7, Attention: Doug Ball. All amendments to the Code of Ethics applicable to our employees, officers and directors, and all waivers of the code with respect to any of the officers covered by it, will be disclosed in our annual report on Form 40-F or in current reports on Form 6-K and provided in print to any shareholder upon written request.

AUDIT COMMITTEE

Our Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing our accounting and financial reporting processes and audits of our annual financial statements. We have adopted a formal, written Audit Committee Charter and our Audit Committee reviews and reassesses the adequacy of the Charter on an annual basis. As at the review of the 2005 Annual Report, and as at the date of this Report, the following individuals comprise the entire membership of our Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Fred Stewart Robert Schultz Jim Dinning

Independence

We have adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, for members of public company audit committees.

Audit Committee Financial Expert

Mr.  Robert Schultz has been determined by us to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committee. Each of the previously mentioned directors have also been determined by us to be independent within the criteria referred to above under the subheading “Independence”.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth our fees paid to our independent auditor, Ernst & Young LLP for the years ended December 31, 2005 and December 31, 2004 are set forth under the heading “Additional Information – External Auditor Service Fees” of our 2005 Annual Information Form included herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee or by the Chairman of the Audit Committee, who must report all such pre-approvals to the Audit Committee at their next meeting following the granting thereof. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee or the Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

As disclosed in our MD&A included herein by reference, under the heading “Liquidity and Capital Resources – Off-Balance Sheet Arrangements”, we have not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

As disclosed in our MD&A included herein by reference, under the heading “Liquidity and Capital Resources – Capital Expenditures and Commitments”, we have set forth our contractual commitments.

NASDAQ CORPORATE GOVERNANCE

Our common shares are quoted for trading on the Nasdaq SmallCap Market (“Nasdaq”). Section 4350 of the Nasdaq Marketplace Rules permits Nasdaq to grant exemptions to a foreign private issuer when provisions of Section 4350 related to qualitative listing requirements are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We are organized under the laws of Province of Alberta and our common shares are listed for trading on The Toronto Stock Exchange. We comply with the laws of Province of Alberta and rules and regulations of The Toronto Stock Exchange, including rules related to corporate governance practices. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to Section 4350 of the Nasdaq Marketplace Rules is as follows:

Shareholder Meeting Quorum Requirement: The Nasdaq minimum quorum requirement for a shareholder meeting under Section 4350(f) of the Nasdaq Marketplace Rules is one-third of the outstanding shares of common stock. In addition, a company listed on Nasdaq is required to state our quorum requirement in our bylaws. Our quorum requirement is set forth in our corporate bylaws. A quorum for our shareholder meeting is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

The foregoing is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

We previously filed an Amended Appointment of Agent for Service of Process and Undertaking on Form F-X signed by Oncolytics Biotech Inc. and our agent for service of process on November 10, 2003 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereto duly authorized.

Registrant

Oncolytics Biotech Inc.

By   /s/Doug Ball
       Chief Financial Officer

Date:   March 3, 2006

DOCUMENTS FILED AS PART OF THIS REPORT

1.	Renewal Annual Information Form of the Registrant for the year ended December 31, 2005

2.	The following audited financial statements of the Registrant, are exhibits to and form a part of this Annual Report:

Auditors’Report on Financial Statements
Balance Sheets as of December 31, 2005 and 2004;
Statements of Loss and Deficit for the years ended December 31, 2005, 2004, 2003 and cumulative from inception on April 2, 1998 to December 31, 2005;
Statements of Cash Flows for the years ended December 31, 2005, 2004, 2003 and cumulative from inception on April 2, 1998 to December 31, 2005;
Notes to Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management Discussion and Analysis of Financial Conditions and Results of Operations

EXHIBITS

A.	Certifications by our Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

B.	Certifications by our Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

C.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

D.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

E.	Consent of Ernst & Young LLP, Independent Accountants

F.	Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller