Form 40-F
period 2006-12-31
ONCOLYTICS BIOTECH INC
filed 2007-03-02
CIK 1129928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006	Commission file number 000-31062

ONCOLYTICS BIOTECH INC.
(Exact name of Registrant as specified in its charter)

Not Applicable	Province of Alberta, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

2834
(Primary Standard Industrial Classification Code Number (if applicable))

Suite #210, 1167 Kensington Crescent N.W., Calgary, Alberta, Canada, T2N 1X7 (403) 670-7377
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc., 1420 Fifth Avenue, Suite 3400, Seattle, Washington 98101 (206) 903-8800,
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered NASDAQ SmallCap

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

Annual information form	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2006, 36,520,748 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes: 82-____________	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Explanatory Note: Oncolytics Biotech Inc. is a Canadian issuer eligible to file our annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 40-F. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933. Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

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

The forward-looking statements in this Annual Report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	uncertainty as to our ability to achieve the goals and satisfy assumptions of management;
•	the uncertainties related to the outcome of clinical studies and the long process related to such studies;
•	the need for regulatory approvals to market REOLYSIN® and other products;
•	our need for additional financing which may not be available on acceptable terms or at all;
•	uncertainty as to whether we will be able to complete any licensing, partnering or marketing arrangements for our technologies;
•	uncertainty as to the market acceptance of our products and our ability to generate sufficient revenues to make our products and technologies commercially viable;
•	the intense competition in the biotechnology industry and risks related to changing technology that may render our technology obsolete; and
•	other factors identified under the heading “Risk Factors” in our Renewal Annual Information Form, and those that are discussed or identified in our other public filings with the SEC.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and, as such, our financial statements may be subject to Canadian auditing and auditor independence standards and may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 19 of the Audited Financial Statements included herein by reference.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.1652.

ANNUAL INFORMATION FORM

Our Renewal Annual Information Form (“AIF”) for the fiscal year ended December 31, 2006 is filed as part of this report and incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited financial statements, including the report of the auditors with respect thereto are included herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 19 — Reconciliation of Canadian GAAP to US GAAP of the Notes to Audited Financial Statements included herein by reference.

Management’s Discussion and Analysis

Our management discussion and analysis of financial conditions and results of operations (“MD&A”) is included herein by reference.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of our disclosure controls and procedures (as defined by Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by the report, our disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by us in reports that we file of submit to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, our CEO and CFO have determined that the disclosure controls and procedures are effective to ensure that material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate, required disclosure to be made on a timely basis.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2006, and has concluded that such internal control over financial reporting is effective as of December 31, 2006. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As this report is required for U.S. reporting purposes, and we are a “foreign private issuer” as defined in Rule 3b-4 of the U.S. Securities and Exchange Act of 1934, as amended, and we are not a “large accelerated filer”, our auditors have not attested to management’s evaluation of internal controls over financial reporting for the year ended December 31, 2006.

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

AUDIT COMMITTEE

Our Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing our accounting and financial reporting processes and audits of our annual financial statements. We have adopted a formal written Audit Committee Charter and our Audit Committee reviews and reassesses the adequacy of the Charter on an annual basis. As at the review of the 2006 Annual Report, and as at the date of this report, the following individuals comprise the entire membership of our Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Fred Stewart Robert Schultz Jim Dinning

Independence

We have adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, for members of public company audit committees and in accordance with the rules of the NASDAQ marktet.

Audit Committee Financial Expert

Mr. Robert Schultz has been determined by us to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committee. Each of the previously mentioned directors have also been determined by our board of directors to be independent within the criteria referred to above under the subheading “Independence”. Mr. Schultz is not deemed to be an expert for any purpose, including without limitation, Section 11 of the Securities Act of 1933, as amended, as a result of having been designated or identified as an audit committee financial expert.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth our fees paid to our independent auditor, Ernst & Young LLP for the years ended December 31, 2006 and December 31, 2005 are set forth under the heading “Additional Information – External Auditor Service Fees” of our 2006 Annual Information Form included herein by reference.

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

NASDAQ CORPORATE GOVERNANCE

Our common shares are quoted for trading on the Nasdaq SmallCap Market (“Nasdaq”). Section 4350 of the Nasdaq Marketplace Rules permits Nasdaq to grant exemptions to a foreign private issuer when provisions of Section 4350 related to qualitative listing requirements are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We are organized under the laws of the Province of Alberta and our common shares are listed for trading on The Toronto Stock Exchange. We comply with the laws of the Province of Alberta and rules and regulations of The Toronto Stock Exchange, including rules related to corporate governance practices. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to Section 4350 of the Nasdaq Marketplace Rules is as follows:

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

Registrant

Oncolytics Biotech Inc.

By   /s/Doug Ball

Chief Financial Officer

Date: March 2, 2007

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Renewal Annual Information Form of the Registrant for the year ended December 31, 2006
2.	The following audited financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Financial Statements
Balance Sheets as of December 31, 2006 and 2005;
Statements of Loss and Deficit for the years ended December 31, 2006, 2005, 2004, and cumulative from inception on April 2, 1998 to December 31, 2005;
Statements of Cash Flows for the years ended December 31, 2006, 2005, 2004, and cumulative from inception on April 2, 1998 to December 31, 2005;
Notes to Financial Statements (which include reconciliation with United States generally accepted accounting principles).
3.	Management Discussion and Analysis of Financial Conditions and Results of Operations
EXHIBITS
99.A	Certifications by our Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.B	Certifications by our Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.C	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.D	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.E	Consent of Ernst & Young LLP, Independent Accountants
99.F	Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller