Form 20-F
period 2007-12-31
ONCOLYTICS BIOTECH INC
filed 2008-05-23
CIK 1129928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report________________________

Commission file number 000-31062

ONCOLYTICS BIOTECH INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

Suite 210, 1167 Kensington Crescent, N. W. Calgary, Alberta, T2N 1X7, (403) 670-7377

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Shares, no par value	Nasdaq, Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2007: 41,180,748 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17        Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

  Yes        No

ONCOLYTICS BIOTECH INC.

FORM 20-F

TABLE OF CONTENTS

Item 1. Identity of Directors, Senior Management and Advisers	3
Item 2. Offer Statistics and Expected Timetable	3
Item 3. Key Information	3
Item 4. Information on the Company	10
Item 4A. Unresolved Staff Comments	10
Item 5. Operating and Financial Review and Prospects	10
Item 6. Directors, Senior Management and Employees	43
Item 7. Major Shareholders and Related Party Transactions	62
Item 8. Financial Information	63
Item 9. The Offer And Listing	63
Item 10. Additional Information	64
Item 11. Quantitative and Qualitative Disclosures About Market Risk.	77
Item 12. Description of Securities Other Than Equity Securities.	78
Item 13. Defaults, Dividend Arrearages and Delinquencies.	79
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	79
Item 15. Controls And Procedures	79
Item 16A. Audit Committee Financial Expert	80
Item 16B. Code of Ethics	80
Item 16C. Principal Accountant Fees and Services	80
Item 16D. Exemptions from the Listing Standards for Audit Committees	82
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchases	82
Item 17. Financial Statements.	83
Item 18.Financial Statements	83
Item 19. Exhibits.	83

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document and the documents attached as exhibits to this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Oncolytics Biotech Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

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

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Oncolytics” refer to Oncolytics Biotech Inc.

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

Canadian Dollars Per U.S. Dollars
	2007	2006	2005	2004	2003
Average for the period	0.9309	0.8818	0.8254	0.7682	0.7139
Low for the period	1.0120	0.9100	0.8579	0.8310	0.7738

For the Month of
	April 2008	March 2008	February 2008	January 2008	December 2007	November 2007
High for the period	1.0268	1.0275	1.0291	1.0010	1.0221	1.0908
Low for the period	1.0021	0.9847	0.9815	0.9714	0.9789	0.9993

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on May 22, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$0.9861. Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table of selected financial data of has been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which have been reconciled with U.S. GAAP in accordance with Item 18 (see note 21 of the audited financial statements). The data is qualified by reference to, and should be read in conjunction with, the audited financial statements, and related notes thereto, prepared in accordance with Canadian GAAP (See Item 18, "Financial Statements"). All dollar amounts are expressed in Canadian dollars.

	2007 $	2006 $	2005 $	2004 $	2003 $
Revenues	—	—	—	—	313,305
Net loss, Canadian GAAP(2)	15,642,191	14,297,524	12,781,831	12,956,119	8,544,031
Net loss, U.S. GAAP(2)	15,280,691	13,936,024	12,420,331	12,594,619	8,182,531
Basic and diluted loss per share, Canadian GAAP(2), (3)	0.39	0.39	0.39	0.45	0.35
Basic and diluted loss per share, U.S. GAAP(2), (3)	0.38	0.38	0.38	0.43	0.34
Total assets, Canadian GAAP (1), (3)	30,781,857	33,565,692	46,294,326	39,488,641	26,050,600
Total assets, U.S. GAAP(1), (3)	30,239,607	32,661,942	45,029,076	37,500,391	23,746,565
Shareholders’ equity, Canadian GAAP	27,960,630	30,799,271	44,451,845	38,389,383	25,015,672
Shareholders’ equity, U.S. GAAP	27,418,380	29,895,521	43,186,595	36,401,133	22,711,637
Cash dividends declared per share(4)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	40,428,825	36,346,266	32,804,540	29,028,391	24,242,845

Notes:

1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2007.
2)	Included in net loss and net loss per share is stock based compensation expense of $539,156 (2006 – $403,500; 2005 – $64,104).
3)	We issued 4,660,000 common shares for cash proceeds of $12,114,394 (2006 – 284,000 common shares for cash proceeds of $241,400; 2005 – 4,321,252 common shares for cash proceeds of $18,780,189).
4)	We have not declared or paid any dividends since incorporation.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Investment in shares of our common stock ("Common Shares") involves a degree of risk. These risks should be carefully considered before any investment decision is made. The following are some of the key risk factors generally associated with our business. However, the risks described below are not the only ones that we face. Additional risks not currently known to us, or that we currently deem immaterial, may also impair our business operations.

All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early stage human clinical trials, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs we conducted will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favourable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product we develop will be affected by numerous factors beyond our control, including but not limited to:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger, controlled clinical trials;
•	manufacturing costs or other production factors may make manufacturing of products ineffective, impractical and non-competitive;
•	proprietary rights of third parties or competing products or technologies may preclude commercialization;
•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The U.S. FDA and similar regulatory authorities in other countries may deny approval of a new drug application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and possibly other regulatory authorities in other jurisdictions. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is generally similar to that of the United States. We could face similar risks in these other jurisdictions as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products we anticipate manufacturing will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP” ) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

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

We are subject to regulation by governments in many jurisdictions. If we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including, but not limited to, requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

The biotechnology industry is extremely competitive and we must successfully compete with larger companies with substantially greater resources.

Technological competition in the pharmaceutical industry is intense and we expect competition to increase. Other companies are conducting research on therapeutics involving the Ras pathway as well as other novel treatments or therapeutics for the treatment of cancer which may compete with our product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than we do. Accordingly, our competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively manufactured, marketed and sold, than any that may be developed or sold by us. Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

We rely on patents and proprietary rights to protect our technology.

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. We have patents in the United States, Canada, Europe, Japan, and other jurisdictions and have filed applications for patents in the United States and under the PCT, allowing us to file in other jurisdictions. See “Narrative Description—Patent and Patent Application Summary”. Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to, or licensed by, us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of our current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada may be maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we or any licensor were the first to create inventions claimed by pending patent applications or that we or the licensor were the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect our financial prospects for these products.

Similarly, since patent applications filed before November 29, 2000 in the United States may be maintained in secrecy until the patents issue or foreign counterparts, if any, publish, we cannot be certain that we or any licensor were the first creator of inventions covered by pending patent applications or that we or such licensor were the first to file patent applications for such inventions. There is no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Accordingly, we may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors. If other such parties obtain patents for certain information relied on by us in conducting our business, then we may be required to stop using, or pay to use, certain intellectual property, and as such, our competitive position and profitability could suffer as a result.

In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing one or more of our products to the market while we attempt to design around such patents, or we could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us on such patents or in suits in which our attempts to enforce our own patents against other parties.

Our products may fail or cause harm, subjecting us to product liability claims.

Use of our product during current clinical trials may entail risk of product liability. We maintain clinical trial liability insurance; however, it is possible this coverage may not provide full protection against all risks. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future. While we carry, and intend to continue carrying amounts believed to be appropriate under the circumstances, it is not possible at this time to determine the adequacy of such coverage.

In addition, the sale and commercial use of our product entails risk of product liability. We currently do not carry any product liability insurance for this purpose. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

We have limited manufacturing experience and intend to rely on third parties to commercially manufacture our products, if and when developed.

To date, we have relied upon a contract manufacturer to manufacture small quantities of REOLYSIN®. The manufacturer may encounter difficulties in scaling up production, including production yields, quality control and quality assurance. Only a limited number of manufacturers can supply therapeutic viruses and failure by the manufacturer to deliver the required quantities of REOLYSIN® on a timely basis at a commercially reasonable price may have a material adverse effect on us. We have completed a program for the development of a commercial process for manufacturing REOLYSIN® and have filed a number of patent applications related to the process. There can be no assurance that we will successfully obtain sufficient patent protection related to our manufacturing process.

New products may not be accepted by the medical community or consumers.

Our primary activity to date has been research and development and we have no experience in marketing or commercializing products. We will likely rely on third parties to market our products, assuming that they receive regulatory approvals. If we rely on third parties to market our products, the commercial success of such product may be outside of our control. Moreover, there can be no assurance that physicians, patients or the medical community will accept our product, even if it proves to be safe and effective and is approved for marketing by Health Canada, the FDA and other regulatory authorities. A failure to successfully market our product would have a material adverse effect on our revenue.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technologies that address the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

We are highly dependent on third party relationships for research and clinical trials.

We rely upon third party relationships for assistance in the conduct of research efforts, pre-clinical development and clinical trials, and manufacturing. In addition, we expect to rely on third parties to seek regulatory approvals for and to market our product. Although we believe that our collaborative partners will have an economic motivation to commercialize our product included in any collaborative agreement, the amount and timing of resources diverted to these activities generally is expected to be controlled by the third party. Furthermore, if we cannot maintain these relationships, our business may suffer.

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and, accordingly, have not generated positive cash flow or made an operating profit. As of December 31, 2007, we had an accumulated deficit of $80.5 million and we incurred net losses of $15.6 million, $14.3 million, and $12.8 million, for the years ended December 31, 2007, 2006, and 2005, respectively. We anticipate that we will continue to incur significant losses during 2008 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

We may not be able to obtain third-party reimbursement for the cost of our product.

Uncertainty exists regarding the reimbursement status of newly-approved pharmaceutical products and reimbursement may not be available for REOLYSIN®. Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If REOLYSIN® does not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, our sales and profitability would be adversely affected.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2007, we had cash and cash equivalents (including short-term investments) of $25.2 million and working capital of approximately $22.4 million. We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may increase substantially and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become increasingly more expensive and comes with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit our ability to attract and maintain directors and officers as required to conduct our business.

We are dependent on our key employees and collaborators.

Our ability to develop the product will depend, to a great extent, on our ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. We are highly dependent on the principal members of our management as well as our advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with us are affected by a number of influences outside of our control. The loss of key employees and/or key collaborators may affect the speed and success of product development.

We presently carry key man insurance in the amounts of $1,500,000, $1,000,000 and $500,000 for Dr. Thompson, Dr. Coffey and Mr. Ball, respectively.

Our share price may be highly volatile.

Market prices for securities of biotechnology companies generally are volatile. This increases the risk of securities litigation. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, our financial position, public concern over the safety of biotechnology, future sales of shares by us or our current shareholders and other factors could have a significant effect on the market price and volatility of the common shares.

We incur some of our expenses in foreign currencies and therefore we are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the British Pound (“GBP”). Over the past few years the Canadian dollar has appreciated relative to the U.S. dollar and the GBP thereby decreasing the Canadian dollar equivalent cost. However, if this trend reverses, our Canadian dollar equivalent costs will increase. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principal. As interest rates change the amount of interest income we earn will be directly impacted.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Oncolytics Biotech Inc. was formed under the Business Corporations Act (Alberta) on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our principal executive office is located at 210, 1167 Kensington Cres. NW, Calgary, Alberta, Canada, T2N 1X7, telephone (403) 670-7377. Our agent for service in the U.S. is DL Service, Inc. located at 1420 Fifth Avenue, Suite 3400, Seattle, Washington, 98101, telephone (206) 903-8800.

A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets is found in our MD&A and in the notes to our financial statements included elsewhere in this annual report.

B.	Business Overview

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

Our Business

Our potential product for human use, REOLYSIN®, is developed from the reovirus. This virus has been demonstrated to replicate specifically in tumour cells bearing an activated Ras pathway. Activating mutations of

Ras occur in approximately 30% of all human tumours directly, but considering its central role in signal transduction, activation of the Ras pathway has been shown to play a role in approximately two-thirds of all tumours.

The functionality of the product is based upon the finding that tumours bearing an activated Ras pathway are deficient in their ability to activate the anti-viral response mediated by the host cellular protein, PKR. Since PKR is responsible for preventing reovirus replication, tumour cells lacking the activity of PKR are susceptible to reovirus infections. As normal cells do not possess Ras activations, these cells are able to thwart reovirus infections by the activity of PKR. In a tumour cell with an activated Ras pathway, reovirus is able to freely replicate and hence kill the host tumour cell. The result of this replication is progeny viruses that are then free to infect surrounding cancer cells. This cycle of infection, replication and cell death is believed to be repeated until there are no longer any tumour cells carrying an activated Ras pathway available.

The following schematic illustrates the molecular basis of how the reovirus kills cancer cells.

Scientific Background

The Ras protein is a key regulator of cell growth and differentiation. It transmits signals from the cell's surface, via growth factor receptors, to downstream elements, which are in turn relayed to the nucleus. This transmission of signals from the cell surface to the cell's nucleus is collectively referred to as "signal transduction." The transmission of these signals results in cell growth, division, and in some instances cellular differentiation. In normal cells, cell growth occurs only in the presence of factors stimulating the cells to grow. Mutations in Ras itself, or any of the elements along the Ras pathway, often lead to activation of the pathway in the absence of the appropriate growth stimuli, leading to the uncontrolled growth of these cells and ultimately to the development of a cancerous state. In fact, approximately 30% of all cancers are known to be due to mutations in Ras itself. The frequency of these Ras mutations, as well as their etiology in a given tumour is, however, tissue specific. Activating mutations in Ras are found in many types of human malignancies but are highly represented in pancreatic (90%), sporadic colorectal (50%), lung carcinomas (40%), and myeloid leukemia (30%). Because Ras is a regulator of key mitogenic signals, aberrant function of upstream elements such as receptor tyrosine kinases (RTKs) can also result in Ras activation in the absence of mutations in Ras itself. Indeed, over-expression of these RTKs such as HER2/neu/ErbB2 or the epidermal growth factor receptor is common in breast cancer (25-30%), and over-expression of the platelet-derived growth factor receptor (“PDGFR”) is common in glioblastomas and gliomas, all of which are tumour types in which Ras mutations are relatively rare. Although activating mutations of Ras itself are thought to occur in only about 30% of all tumours, it is expected that approximately two-thirds of all tumours have activated Ras signaling pathways as a result of mutations in genes that lie upstream of Ras. With this in mind, Ras becomes a significant therapeutic target in oncology.

All available scientific evidence developed or reviewed by us to date supports the premise that the reovirus only actively infects and replicates in cells with an activated Ras pathway. This naturally occurring virus is believed to cause only mild infections of the respiratory and gastrointestinal tract and in general, reovirus infections in humans are asymptomatic and usually sub-clinical. Research has indicated this virus replicates in, and therefore kills, only cancer cells (i.e. cancer cells with an activated Ras pathway), but does not replicate in normal cells. It has been demonstrated that reovirus replication is restricted in "normal" cells due to the activation of the double stranded RNA-activated protein kinase (“PKR”). PKR is a crucial element in protecting cells from reovirus infection and is capable of blocking viral protein translation. Activated Ras (or an activated element of the Ras pathway) prevents PKR activation, and thus allows viral replication to ensue only in this subset of cancer cells. To prove that reovirus could be used as a potential cancer therapeutic, a number of animal models were developed. Experiments using this virus to treat mouse tumours, expanded animal models as well as human brain, breast, and prostate tumours implanted in immuno-compromised mice have yielded promising results. In animals where tumour regression was noted, a single injection of reovirus is often enough to cause complete tumour regression. More importantly, it was demonstrated that this treatment is effective in causing tumour regression in immune competent animals. We believe that the nature of this virus, combined with its selective replication makes it an attractive candidate as a cancer therapy.

We also believe that this research may have broad utility in the treatment of tumours with an activated Ras pathway as well as a potential use as an adjuvant therapy following surgical tumour resection or as an adjuvant therapy to conventional chemotherapeutic or radiation therapies.

The Potential Cancer Product

Cancer is a group of related diseases characterized by the aberrant or uncontrolled growth of cells and the spread of these cells to other sites in the body. These cancer cells eventually accumulate and form tumours that can disrupt and impinge on normal tissue and organ function. In many instances, cells from these tumours can break away from the original tumour and travel through the body to form new tumours through a process referred to as metastasis.

Our cancer product is a potential therapeutic for tumours possessing an activated Ras pathway. In tumour cells with this type of activation, the virus is cytotoxic but may have no effect on the surrounding normal tissue. Activating mutations of Ras are believed to account for approximately 30% of all human tumours directly. It is also possible to activate Ras through mutation of proteins that control its activity rather than through direct mutations of Ras itself. This suggests that approximately two thirds of tumours may respond to this treatment.

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes human trials using REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Based on indications of activity in our clinical trial program to date, our Phase II clinical trial program may include combination chemotherapy/REOLYSIN® trials, including colorectal, prostate, pancreatic and non-small cell lung cancer, and combination radiation/ REOLYSIN® trials in a number of tumour types. In addition, the U.S. National Cancer Institute ("NCI") is planning to conduct two trials using REOLYSIN® as a monotherapy for melanoma and ovarian cancers.

Clinical Trial Chart

The following chart shows the states of clinical trials that have been completed or that are in progress.

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 012	Intravenous administration in combination with cyclophosphamide	pancreatic, lung, ovarian	United Kingdom	Approval to commence
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Ongoing
REO 009	Intravenous administration in combination with gemcitabine	pancreatic, lung, ovarian	United Kingdom	Ongoing
REO 010	Intravenous administration in combination with docetaxel	bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Ongoing
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	melanoma, lung, ovarian	United Kingdom	Ongoing
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Ongoing
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Ongoing
REO 005	Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

U.K. Combination REOLYSIN® and Cyclophosphamide Trial

In October 2007, we received approval from the U.K. Medicines and Healthcare products Regulatory Agency (the "MHRA") to begin a clinical trial using intravenous administration of REOLYSIN® in combination with cyclophosphamide, a chemotherapeutic agent as well as immune modulator, in patients with advanced cancers. The Principal Investigators are Dr. James Spicer of King's College in London, Dr. Johann de Bono and Dr. Kevin Harrington of The Royal Marsden NHS Foundation Trust and The Institute of Cancer Research, London, and Professor Hardev Pandha of the Royal Surrey County Hospital NHS Trust, Surrey and Mount Alvernia Hospitals.

The trial (REO 012) is an open-label, dose-escalating, non-randomized trial of REOLYSIN® given intravenously with escalating doses of cyclophosphamide. A standard dose of REOLYSIN® is administered intravenously over five consecutive days, while an intravenous dose of cyclophosphamide is administered three days before REOLYSIN® treatment and continues through the course of the treatment cycle. The total number of patients studied will depend on the number of dose levels tested, but it is anticipated to be approximately 30 patients. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objectives of the trial include determining the Minimum Effective Immunomodulatory Dose (MED) of cyclophosphamide to obtain successful immune modulation. Secondary objectives include the safety profile of the combination and gathering any evidence of anti-tumour activity.

Phase Ia/Ib Combination REOLYSIN® and Radiation Clinical Trial

We announced positive interim results from our U.K. Phase Ia/Ib combination REOLYSIN® and radiation clinical trial for patients with advanced or metastatic cancers in the third quarter of 2007 and completed enrollment in the fourth quarter. At the time we announced our interim results, 22 patients had been treated with 15 having completed the study. Five patients had withdrawn from the study, and two patients were still on study.

A total of 11 patients in the Ia portion of the trial received two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy given in five fractions. Of these 11 patients, three patients (one with oesophageal, one with squamous skin carcinoma and one with squamous cell scalp cancer) experienced significant partial responses.

One month following treatment, the oesophageal patient experienced a 28.5% reduction in the target tumour, with stable disease noted in four, non-treated tumours. At two and three months, the target tumour had shrunk 64%, with stable disease continuing in the four non-treated tumours, including a 15% volume reduction in non-treated mediastinal disease that was maintained for more than six months. The squamous skin cancer patient experienced a 50% reduction in the target tumour, as well as stable disease in two, non-treated tumours at one, two and three months post treatment. The patient with squamous cell scalp cancer experienced stable disease in the target tumour for two months which then became a partial response at three months. This patient also experienced stable disease in one non-treated tumour measured at three months post-treatment.

Patients in the Ib portion of the trial received either two, four or six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 36 Gy given in 12 fractions. Of the six patients who had completed the study, at the time, three patients (one with colorectal, one with melanoma and one with lung cancer) experienced tumour regression in the target tumour, as well as stable disease in non-treated tumours.

The patient with colorectal cancer experienced a partial response with a more than 50% regression in the target tumour as well as stable disease in four, non-treated tumours measured at one month following treatment. The patient with melanoma cancer experienced minor regression in the target tumour as well as stable disease in two, non-treated tumours at one and two months following treatment. The patient with lung cancer experienced minor regression in the target tumour, as well as stable disease in three, non-treated tumours at two months following treatment.

The treatment has been well tolerated, with mostly Grade 1 or 2 toxicities noted including fatigue, lymphopenia, fever, and neutropenia. Grade 3 toxicities including cellulitis, dysphasia and diarrhoea were related to disease progression and not to the combination treatment. Viral replication was unaffected by cellular irradiation.

The primary objective of the Phase Ia/Ib trial was to determine the maximum tolerated dose (“MTD”), dose limiting toxicity (“DLT”), and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with late stage advanced or metastatic solid tumours that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.

U.K. Combination REOLYSIN® and Docetaxel Clinical Trial

In July 2007, we commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. In preclinical studies, the combination of REOLYSIN® and various taxanes including docetaxel has been shown to be synergistic against a variety of cancer cell lines.

The trial (REO 010) has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel.

U.S. Phase II Sarcoma Clinical Trial

In June 2007, we announced that patient enrolment had commenced in our U.S. Phase II trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung. Patients are being enrolled at the Montefiore Medical Center/Albert Einstein College of Medicine in the Bronx, New York, the University of Michigan Comprehensive Cancer Center in Ann Arbor, and the Cancer Therapy and Research Center, Institute for Drug Development in San Antonio, Texas.

The trial (REO 014) is a Phase II, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® will be given intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days. Patients may receive additional five-day cycles of therapy every four weeks for a maximum of eight cycles. Up to 52 patients will be enrolled in the study.

U.K. Combination REOLYSIN® and Gemcitabine Clinical Trial

In June 2007, we announced that we had commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The combination of reovirus and gemcitabine has been shown in preclinical studies to be more effective than gemcitabine or reovirus alone at killing certain cancer cell lines.

The trial (REO 009) has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine.

U.S. Phase I Systemic Administration Clinical Trial

We announced positive results from our U.S. Phase I clinical trial examining the systemic administration of REOLYSIN® in patients with advanced cancers. The results indicated that REOLYSIN® can be delivered systemically to patients with advanced and metastatic cancers and cause anti-tumour activity.

A total of 18 patients were treated in the escalating dosage trial to a maximum daily dose of 3x1010 TCID50 in a one-hour infusion. Of the 18 patients treated, eight demonstrated stable disease or better, as measured by RECIST (“Response Evaluation Criteria in Solid Tumours” – a measure used by regulatory agencies in determining efficacy) including a patient with progressive breast cancer who experienced a 34% shrinkage in tumour volume.

The trial was originally designed to demonstrate the safety of a single, one-hour infusion of REOLYSIN®. During the treatment of the 4th cohort of patients, we applied for and were granted approval to allow subsequent patients to receive repeat monthly treatments of REOLYSIN®. Of the patients eligible for retreatment, three patients received a range of two to seven one-hour infusions of REOLYSIN®. Toxicities possibly related to REOLYSIN® treatment in this trial were generally mild (grade 1 or 2) and included chills, fever and fatigue.

The primary objective of this trial was to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.

U.K. Combination REOLYSIN® and Paclitaxel/Carboplatin Trial

We commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including head and neck, melanoma, lung and ovarian.

This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of paclitaxel and carboplatin.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with paclitaxel and carboplatin. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.S. Phase II Melanoma Clinical Trial

In May 2007, we announced that the U.S. National Cancer Institute (NCI) filed a protocol with the U.S. Food and Drug Administration (FDA) for a Phase 2 clinical trial for patients with metastatic melanoma using systemic administration of REOLYSIN®, Oncolytics’ proprietary formulation of the human reovirus. The NCI is sponsoring the trial under its Clinical Trials Agreement with Oncolytics, while Oncolytics will provide clinical supplies of REOLYSIN®.

The trial is expected to enroll up to 47 patients with metastatic melanoma. This cancer indication was selected after comprehensive preclinical studies carried out by the NCI indicated the reovirus can kill melanoma cells.

Preclinical Program

We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. We continue with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to consider other uses for the reovirus as a therapeutic.

We announced that a poster presentation entitled “Reovirus Infection of Human Melanoma Cells Supports Priming of Anti-Tumour Cytotoxic T Cell Immunity” was presented by Dr. Robin Prestwich of CR-UK Clinical Centre, Leeds Institute of Molecular Medicine, University of Leeds, U.K at the National Cancer Research Institute Cancer Conference in Birmingham, U.K. In this study, the investigators infected melanoma cell lines with reovirus. The reovirus-infected cell lines stimulated the maturation of dendritic cells, which in turn educated cancer-killing T cells to attack and kill the melanoma cells.

Dr. Maureen E. Lane et al. of Cornell University, New York, presented a poster entitled “In Vivo Synergy between Oncolytic Reovirus and Gemcitabine in Ras-Mutated Human HCT116 Xenografts” at the American Association for Cancer Research Annual Meeting in Los Angeles, CA. The researchers found that treatment of human colon cancer cell lines with the combination of REOLYSIN® and gemcitabine resulted in both in vitro and in vivo synergy. There was no additional toxicity associated with the combined treatment. Tumours treated with the combination were significantly smaller (by area and weight) than tumours in control groups or tumours treated with either agent alone. The researchers concluded that the synergistic combination of REOLYSIN® and gemcitabine is a promising therapeutic regimen for study in clinical trials.

An oral presentation entitled “Reovirus as a Potentially Immunogenic as well as Cytotoxic Therapy for Metastatic Colorectal Cancer” was given by one of our collaborators, Dr. Sheila Fraser of St. James’s University Hospital in Leeds, U.K. The investigators tested reovirus in vitro against recently resected colorectal cancer liver metastases. The results showed that a significant proportion of tumour cell cultures showed susceptibility to death following reovirus infection, and also demonstrated effective replication of reovirus within these cells. In addition, dendritic cells that prime the immune system to fight cancer cells were activated by exposure to the reovirus. The investigators concluded that the data supports the development of reovirus as a novel therapy for colorectal cancer, with the potential to direct the immune system to target cancer cells.

Professor Hardev Pandha of The Royal Surrey Hospital, U.K. presented a poster entitled “Synergistic Antitumour Activity of Oncolytic Reovirus and Cisplatin in Malignant Melanoma” at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona. The results of the preclinical study showed that the combination of reovirus and cisplatin was significantly more effective than cisplatin or reovirus alone at killing melanoma cancer cells in a mouse model. The investigators concluded that the addition of chemotherapeutic agents can enhance the efficacy of reovirus therapy.

Finally, Dr. Richard Vile of the Mayo College of Medicine, Rochester, Minnesota delivered an oral presentation at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona that covered a study of systemic administration of reovirus in combination with cyclophosphamide, an immune modulator. The work demonstrated that systemic administration of reovirus in combination with cyclophosphamide enhanced tumour regression in a melanoma animal model without increasing toxicity. In addition, the investigators were able to demonstrate that the addition of cyclophosphamide significantly increased the amount of reovirus replicating within the tumour. The investigators concluded that the addition of cyclophosphamide may lead to improved efficacy of REOLYSIN® treatment.

Manufacturing and Process Development

We are dependent on contract toll manufacturers to produce REOLSYIN® on commercial terms that are acceptable to us. In 2007, we completed multiple production runs to build up a supply of REOLYSIN® for our current clinical trial program. Our process development activity examined the scale up of our manufacturing process, increasing the batch size from our present cGMP scale of 20-litres to 40-litres and then to 100-litres. Finally, towards the end of 2007, we commenced the technology transfer of our 40-litre production run to a second toll manufacturer in the U.S.

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

At the end of 2007, we had been issued over 160 patents including 25 U.S. patents. We had over 180 patent applications filed in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

Litigation or other proceedings may also be necessary to enforce or defend our proprietary rights and patents. To determine who was first to make an invention claimed in a United States patent application or patent and thus be entitled to a patent, the United States Patent and Trademark Office, or USPTO, can declare an interference proceeding. In Europe, patents can be revoked through opposition or nullity proceedings. In the United States patents may be revoked or invalidated in court actions or in reexamination proceedings in the USPTO. Such litigation or proceedings could result in substantial cost or distraction to us, or result in an adverse decision as to our or our licensors’ patent applications and patents. We are not currently involved in any interference proceedings concerning our patent applications and patents. We may be involved in such proceedings in the future.

Our commercial success depends, in part, on not infringing the patents or proprietary rights of others and not breaching licenses granted to us. Competitors may have filed patent applications and obtained patents and may in the future file patent applications and obtain patents relevant to our product and technologies. We are not aware of competing intellectual property relating to our REOLYSIN® project. While we currently believe that we have the necessary freedom to operate in these areas, there can be no assurance that others will not challenge our position in the future. Litigation to defend our position could be costly and time consuming. We also cannot be certain that we will be successful. We may be required to obtain a license from the prevailing party in order to continue the portion of our business that relates to the proceeding. We may also be required to obtain licenses to other third-party technologies necessary in order to market our products. Such licenses may not be available to us on acceptable terms or on any terms and we may have to discontinue that portion of our business. Any failure to license any technologies required to commercialize our technologies or products at reasonable cost may have a material adverse effect on our business, results of operations, financial condition, cash flow and future prospects. We are not currently involved in any litigation concerning our competitors’ patent applications and patents. We may be involved in such litigation in the future.

We also rely on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our rights to our unpatented trade secrets.

We require our employees and consultants to execute confidentiality agreements upon the commencement of employment and consulting relationships with us. These agreements provide that all confidential information developed by or made known to an individual during the course of the employment or consulting relationship generally must be kept confidential. In the case of employees, the agreements provide that all inventions conceived by the individual, while employed by us, relating to our business are our exclusive property. While we have implemented reasonable business measurements to protect confidential information, these agreements may not provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

Business Strategy

Our business strategy is to develop and market REOLYSIN® in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development. We intend to achieve our business strategy by focusing on these key areas:

•	Develop REOLYSIN® by continuing to progress the product through our clinical trial program assessing the safety and efficacy in human subjects;
•	Establish collaborations with experts to assist us with scientific and clinical developments of this new potential pharmaceutical product;
•

Implement strategic alliances with selected pharmaceutical and biotechnology companies and selected laboratories, at a time and in a manner where such alliances may complement and expand our research and development efforts on the product and provide sales and marketing capabilities;

•	Utilize our broadening patent base and collaborator network as a mechanism to meet our strategic objectives; and
•	Develop relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. Our new product development presently being conducted is primarily of a research and development nature. In the context of this Annual Information Form, statements of our "belief" are based primarily upon our results derived to date from our research and development program with animals, and early stage human trials, and upon which we believe that we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result expected by us will occur.

At this time we do not intend to become a fully integrated pharmaceutical company with substantial in-house research and development, marketing and distribution or manufacturing capabilities. We are pursuing a strategy of establishing relationships with larger companies as strategic partners. We intend to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for our products. It is anticipated that future clinical development into large international or pivotal trials would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance. In exchange for certain product rights and commitments to market our products, the strategic partners would be expected to share in gross proceeds from the sale of our product or products and potentially share in various market or manufacturing opportunities. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

Regulatory Requirements

The development of new pharmaceuticals is strongly influenced by a country's regulatory environment. The drug approval process in Canada is regulated by Health Canada. The primary regulatory body in the United States is the FDA and in the UK is the MHRA. Similar processes are conducted in other countries by equivalent regulatory bodies. Regulations in each jurisdiction require the licensing of manufacturing facilities and mandate strict research and product testing standards. Companies must establish the safety and efficacy of their products, comply with current Good Manufacturing Practices and submit marketing materials before being allowed to market pharmaceutical products. While we plan to pursue or support the pursuit of the approval of our product, success in acquiring regulatory approval for any product is not assured.

In order to market our pharmaceutical product in Canada, the United States, Europe and other jurisdictions, we must successfully meet the requirements of those jurisdictions. The requirements of the Appropriate Regulatory Authority will generally include the following stages as part of the regulatory process:

•

Pre-Pharmacological Studies- Pre-Pharmacological studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicology in a disease model.

•

Investigational New Drug Application - An Investigational New Drug ("IND") Submission, or the equivalent, must be submitted to the appropriate regulatory authority prior to conducting Pharmacological Studies.

•

Pharmacological Studies(or Phase I Clinical Trials) - Pharmacological studies are designed to assess the potential harmful or other side effects that an individual receiving the therapeutic compound may experience. These studies, usually short in duration, are often conducted with healthy volunteers or actual patients and use up to the maximum expected therapeutic dose.

•

Therapeutic Studies(or Phase II and III Clinical Trials) - Therapeutic studies are designed primarily to determine the appropriate manner for administering a drug to produce a preventive action or a significant beneficial effect against a disease. These studies are conducted using actual patients with the condition that the therapeutic is designed to remedy.

•

Prior to initiating these studies, the organization sponsoring the program is required to satisfy a number of requirements via the submission of documentation to support the approval for a clinical trial.

•

New Drug Submission - After all three phases of a clinical trial have been completed, the results are submitted with the original IND Submission to the appropriate regulatory authority for marketing approval. Once marketing approval is granted, the product is approved for commercial sales.

Marketing Approvals

The results of the preclinical and clinical testing, together with manufacturing and controls information, are submitted to regulatory agencies in order to obtain approval to commence commercial sales. In responding to such an application, regulatory agencies may grant marketing approval, request additional information or further research, or deny the application if they determine that the application does not satisfy their regulatory approval criteria. Approval for a pharmaceutical or biologic product may not be granted on a timely basis, if at all, or if granted may not cover all the clinical indications for which approval is sought, or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use.

Satisfaction of pre-market approval requirements for new drugs and biologics typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or targeted disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials or with prior versions of products does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval.

Post-Marketing Regulations

Once approved, regulatory agencies may withdraw the product approval if compliance with pre- and/or post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, they may require post-marketing studies, referred to as Phase 4 studies, to monitor the effect of an approved product, and may limit further marketing of the product based on the results of these post-market studies. The FDA and other foreign regulatory agencies have broad post-market regulatory and enforcement powers, including the ability to levy fines and penalties, suspend or delay issuance of approvals, seize or recall products, or withdraw approvals.

Manufacturing Regulations

We use contract toll manufacturers to produce REOLYSIN®. Our toll manufacturers are subject to periodic inspection by the FDA, the United States Drug Enforcement Administration, or DEA, and other domestic and foreign authorities where applicable, and must comply with cGMP regulations. Manufacturers of biologics also must comply with general biological product standards. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product, or mandatory or voluntary recall of a product. Adverse experiences with the product must be reported to the FDA and foreign agencies and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Advertising and Promotion Regulations

With respect to both pre- and post-market product advertising and promotion, the FDA and similar foreign agencies impose a number of complex regulations on entities that advertise and promote pharmaceuticals and biologics, which include, among other things, standards and regulations relating to direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. These agencies have very broad enforcement authority and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing the entity to correct deviations from requisite standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA or relevant foreign agencies, and foreign, state and federal civil and criminal investigations and prosecutions.

Other Government Regulations

We are subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the government has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us.

Market and Competition

According to estimates for 2007 from the American Cancer Society, 1.4 million Americans are expected to be diagnosed with cancer in the year, and 559,650 Americans are forecast to die of cancer. In the United States cancer accounts for 25% of all deaths, second only to heart disease. In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3.

The costs of this disease state are also significant. In the United States, the National Institute of Health estimates that the overall annual costs for cancer treatment are $206.3 billion. Of this figure, $78.2 billion can be attributed to direct patient costs.

It has been estimated that approximately 30% of all tumours are a result of activating mutations of Ras itself. Since Ras can be activated by mechanisms other than direct mutations it is believed that the number of tumours with activated Ras (either through direct activating mutation or mutation or over-expression of elements upstream of Ras) is approximately two thirds.

We face substantial competition in the development of products for cancer and other diseases. This competition from other manufacturers of the same types of products and from manufacturers of different types of products designed for the same uses is expected to continue in both U.S. and international markets. Oncolytic virus therapies, our primary focus area, are rapidly evolving areas in the biotechnology industry and are expected to undergo many changes in the coming years as a result of technological advances. We are currently aware of a number of groups that are developing oncolytic virus therapies including early-stage and established biotechnology companies, pharmaceutical companies, academic institutions, government agencies and research institutions. We face competition from these groups in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies. It is possible that our competitors could achieve earlier market commercialization, could have superior patent protection, or could have safer, more effective or more cost-effective products. These factors could render our potential products less competitive, which could adversely affect our business.

Product Marketing Strategy

The markets for the cancer product being developed by us may be large and could require substantial sales and marketing capability. Before or upon successful completion of the development of a cancer product, we intend to enter into one or more strategic partnerships or other collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, we will establish arrangements with various partners for different geographical areas or specific applications at various times in the development process. Our management and consultants have relevant experience with the partnering process.

Seasonality of Business

Our results of operations have not been materially impacted by seasonality.

C.	Organizational Structure

On December 31, 2007, we had one wholly owned subsidiary Oncolytics Biotech (Barbados) Inc.

D.	Property, Plants and Equipment

We currently lease our head office in Calgary, Alberta, Canada. We do not own or lease any other office space, manufacturing facilities or equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our 2007 audited financial statements and notes thereto, which were prepared in accordance with Canadian GAAP.

Forward-Looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2008 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.

Overview

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

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

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

REOLYSIN® Development Update For 2007

We have been developing our product REOLYSIN® as a possible cancer therapy since our inception in 1998. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

We began 2007 with five clinical trials of which three were actively enrolling patients and two had been recently approved to commence. During the year, we received approval to commence another three clinical trials, commenced patient enrollment in four trials and completed enrollment in one trial. We exited 2007 with a clinical trial program of eight active clinical trials of which seven are being conducted by us and one is being sponsored by the U.S. National Cancer Institute (“NCI”). As well in 2007, we announced positive clinical trial results from two clinical trials.

2007 Clinical Trial Results

U.K. Phase Ia/Ib Combination REOLYSIN® and Radiation Clinical Trial

We announced positive interim results from our U.K. Phase Ia/Ib combination REOLYSIN® and radiation clinical trial for patients with advanced or metastatic cancers in the third quarter of 2007 and completed enrollment in the fourth quarter. At the time we announced our interim results, 22 patients had been treated with 15 having completed the study. Five patients had withdrawn from the study, and two patients were still on study.

A total of 11 patients in the Ia portion of the trial received two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy given in five fractions. Of these 11 patients, three patients (one with oesophageal, one with squamous skin carcinoma and one with squamous cell scalp cancer) experienced significant partial responses.

One month following treatment, the oesophageal patient experienced a 28.5% reduction in the target tumour, with stable disease noted in four, non-treated tumours. At two and three months, the target tumour had shrunk 64%, with stable disease continuing in the four non-treated tumours, including a 15% volume reduction in non-treated mediastinal disease that was maintained for more than six months. The squamous skin cancer patient experienced a 50% reduction in the target tumour, as well as stable disease in two, non-treated tumours at one, two and three months post treatment. The patient with squamous cell scalp cancer experienced stable disease in the target tumour for two months which then became a partial response at three months. This patient also experienced stable disease in one non-treated tumour measured at three months post-treatment.

Patients in the Ib portion of the trial received either two, four or six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 36 Gy given in 12 fractions. Of the six patients who had completed the study, at the time, three patients (one with colorectal, one with melanoma and one with lung cancer) experienced tumour regression in the target tumour, as well as stable disease in non-treated tumours.

The patient with colorectal cancer experienced a partial response with a more than 50% regression in the target tumour as well as stable disease in four, non-treated tumours measured at one month following treatment. The patient with melanoma cancer experienced minor regression in the target tumour as well as stable disease in two, non-treated tumours at one and two months following treatment. The patient with lung cancer experienced minor regression in the target tumour, as well as stable disease in three, non-treated tumours at two months following treatment.

The treatment has been well tolerated, with mostly Grade 1 or 2 toxicities noted including fatigue, lymphopenia, fever, and neutropenia. Grade 3 toxicities including cellulitis, dysphasia and diarrhoea were related to disease progression and not to the combination treatment. Viral replication was unaffected by cellular irradiation.

The primary objective of the Phase Ia/Ib trial was to determine the maximum tolerated dose (“MTD”), dose limiting toxicity (“DLT”), and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with late stage advanced or metastatic solid tumours that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.

U.S. Phase I Systemic Clinical Trial

We announced positive results from our U.S. Phase I clinical trial examining the systemic administration of REOLYSIN® in patients with advanced cancers. The results indicated that REOLYSIN® can be delivered systemically to patients with advanced and metastatic cancers and cause anti-tumour activity.

A total of 18 patients were treated in the escalating dosage trial to a maximum daily dose of 3x1010 TCID50 in a one-hour infusion. Of the 18 patients treated, eight demonstrated stable disease or better, as measured by RECIST (“Response Evaluation Criteria in Solid Tumours” – a measure used by regulatory agencies in determining efficacy) including a patient with progressive breast cancer who experienced a 34% shrinkage in tumour volume.

The trial was originally designed to demonstrate the safety of a single, one-hour infusion of REOLYSIN®. During the treatment of the 4th cohort of patients, we applied for and were granted approval to allow subsequent patients to receive repeat monthly treatments of REOLYSIN®. Of the patients eligible for retreatment, three patients received a range of two to seven one-hour infusions of REOLYSIN®. Toxicities possibly related to REOLYSIN® treatment in this trial were generally mild (grade 1 or 2) and included chills, fever and fatigue.

The primary objective of this trial was to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.

Clinical Trials – Actively Enrolling

Throughout 2007, we continued to enroll patients in our Phase II and Phase Ib combination REOLYSIN®/radiation clinical trials in the U.K. and in our Phase I/II recurrent malignant glioma clinical trial in the U.S. As well in 2007, we commenced enrollment in the following studies:

U.S. Phase II Sarcoma Clinical Trial

We received approval to commence and initiated patient enrollment in our U.S. Phase II trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung. Patients are being enrolled at the Montefiore Medical Center/Albert Einstein College of Medicine in the Bronx, New York, the University of Michigan Comprehensive Cancer Center in Ann Arbor, and the Cancer Therapy and Research Center, Institute for Drug Development in San Antonio, Texas.

This trial is a Phase II, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® is being given intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days. Patients may receive additional five-day cycles of therapy every four weeks for a maximum of eight cycles.

Up to 52 patients will be enrolled in the study. Eligible patients must have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to or untreatable by standard therapies.

U.K. Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial

We commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including head and neck, melanoma, lung and ovarian.

This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of paclitaxel and carboplatin.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with paclitaxel and carboplatin. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.K. Combination REOLYSIN® Gemcitabine Clinical Trial

We commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The combination of reovirus and gemcitabine has been shown in preclinical studies to be more effective than gemcitabine or reovirus alone at killing certain cancer cell lines.

This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.K. Combination REOLYSIN® Docetaxel Clinical Trial

We commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. In preclinical studies, the combination of REOLYSIN® and various taxanes including docetaxel has been shown to be synergistic against a variety of cancer cell lines.

The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as bladder, prostate, lung or upper gastro-intestinal cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

Clinical Trial – Approved to Commence

U.K. REOLYSIN® in Combination with Cyclophosphamide

In 2007, we announced receipt of a letter of approval to commence our clinical trial using intravenous administration of REOLYSIN® in combination with cyclophosphamide, a chemotherapeutic agent as well as immune modulator, in patients with advanced cancers.

The trial is an open-label, dose-escalating, non-randomized trial of REOLYSIN® given intravenously with escalating doses of cyclophosphamide. A standard dose of REOLYSIN® is administered intravenously over five consecutive days, while an intravenous dose of cyclophosphamide is administered three days before REOLYSIN® treatment and continues through the course of the treatment cycle. The total number of patients studied will depend on the number of dose levels tested, but it is anticipated to be approximately 30 patients.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objectives of the trial include determining the Minimum Effective Immunomodulatory Dose of cyclophosphamide to obtain successful immune modulation. Secondary objectives include the safety profile of the combination and gathering any evidence of anti-tumour activity.

U.S. National Cancer Institute Phase II Melanoma Clinical Trial

In 2007, the NCI filed a protocol with the U.S. Food and Drug Administration for a Phase II clinical trial for patients with metastatic melanoma using systemic administration of REOLYSIN®. The NCI is sponsoring the trial under our Clinical Trials Agreement that requires us to provide clinical supplies of REOLYSIN®. The trial is expected to enroll up to 47 patients with metastatic melanoma.

Pre-Clinical Trial and Collaborative Program

We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. Throughout 2007, we continued with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to investigate new uses for the reovirus in therapy. During 2007, in conjunction with our various collaborators, we reported the results of a number of research collaborations.

We announced that a poster presentation entitled “Reovirus Infection of Human Melanoma Cells Supports Priming of Anti-Tumour Cytotoxic T Cell Immunity” was presented by Dr. Robin Prestwich of CR-UK Clinical Centre, Leeds Institute of Molecular Medicine, University of Leeds, U.K at the National Cancer Research Institute Cancer Conference in Birmingham, U.K. In this study, the investigators infected melanoma cell lines with reovirus. The reovirus-infected cell lines stimulated the maturation of dendritic cells, which in turn educated cancer-killing T cells to attack and kill the melanoma cells.

Dr. Maureen E. Lane et al. of Cornell University, New York, presented a poster entitled “In Vivo Synergy between Oncolytic Reovirus and Gemcitabine in Ras-Mutated Human HCT116 Xenografts” at the American Association for Cancer Research Annual Meeting in Los Angeles, CA. The researchers found that treatment of human colon cancer cell lines with the combination of REOLYSIN® and gemcitabine resulted in both in vitro and in vivo synergy. There was no additional toxicity associated with the combined treatment. Tumours treated with the combination were significantly smaller (by area and weight) than tumours in control groups or tumours treated with either agent alone. The researchers concluded that the synergistic combination of REOLYSIN® and gemcitabine is a promising therapeutic regimen for study in clinical trials.

An oral presentation entitled “Reovirus as a Potentially Immunogenic as well as Cytotoxic Therapy for Metastatic Colorectal Cancer” was given by one of our collaborators, Dr. Sheila Fraser of St. James’s University Hospital in Leeds, U.K. The investigators tested reovirus in vitro against recently resected colorectal cancer liver metastases. The results showed that a significant proportion of tumour cell cultures showed susceptibility to death following reovirus infection, and also demonstrated effective replication of reovirus within these cells. In addition, dendritic cells that prime the immune system to fight cancer cells were activated by exposure to the reovirus. The investigators concluded that the data supports the development of reovirus as a novel therapy for colorectal cancer, with the potential to direct the immune system to target cancer cells.

Professor Hardev Pandha of The Royal Surrey Hospital, U.K. presented a poster entitled “Synergistic Antitumour Activity of Oncolytic Reovirus and Cisplatin in Malignant Melanoma” at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona. The results of the preclinical study showed that the combination of reovirus and cisplatin was significantly more effective than cisplatin or reovirus alone at killing melanoma cancer cells in a mouse model. The investigators concluded that the addition of chemotherapeutic agents can enhance the efficacy of reovirus therapy.

Finally, Dr. Richard Vile of the Mayo College of Medicine, Rochester, Minnesota delivered an oral presentation at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona that covered a study of systemic administration of reovirus in combination with cyclophosphamide, an immune modulator. The work demonstrated that systemic administration of reovirus in combination with cyclophosphamide enhanced tumour regression in a melanoma animal model without increasing toxicity. In addition, the investigators were able to demonstrate that the addition of cyclophosphamide significantly increased the amount of reovirus replicating within the tumour. The investigators concluded that the addition of cyclophosphamide may lead to improved efficacy of REOLYSIN® treatment.

Manufacturing and Process Development

In 2007, we completed multiple production runs to build up a supply of REOLYSIN® for our current clinical trial program. Our process development activity examined the scale up of our manufacturing process, increasing the batch size from our present cGMP scale of 20-litres to 40-litres and then to 100-litres. Finally, towards the end of 2007, we commenced the technology transfer of our 40-litre production run to a second toll manufacturer in the U.S.

Intellectual Property

During 2007, eight U.S. and one Canadian patents were issued. At the end of 2007, we had been issued over 160 patents including 25 U.S. and six Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Financing Activity

In 2007, we issued 4,600,000 units at a price of $3.00 per unit for net cash proceeds of $12,063,394. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. The net proceeds from this offering will be used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.

Financial Impact

We estimated at the beginning of 2007 that our monthly cash usage would be approximately $1,400,000 for 2007. Our cash usage for the year was $13,569,594 from operating activities and $944,719 for the purchases of intellectual property and capital assets which is in line with our estimate. Our net loss for the year was $15,642,191.

REOLYSIN® Development For 2008

We plan to continue to enroll patients in our clinical trials throughout 2008 and expect to complete enrollment in our chemotherapy co-therapy trials in the U.K. and our sarcoma study in the U.S. We believe that the results from these trials will allow us to broaden our phase II clinical trial program. As well, we believe that the NCI will commence enrollment in its Phase II melanoma clinical trial and commence additional trials with REOLYSIN®.

We expect to complete the technology transfer of our 40-litre manufacturing process to our U.S. toll manufacturer and produce REOLYSIN® for our clinical trial program throughout 2008. We believe we will complete our 100-litre scale up studies and will begin to examine a lyophilization (freeze drying) process for REOLYSIN®.

We estimate, based on our expected activity for 2008 that our monthly cash usage will increase to $1,660,000 per month (see “Liquidity and Capital Resources”).

Clinical Trial Program

U.S. Phase II Interim Update

On January 31, 2008, we announced that we met the initial criteria to proceed to full enrolment in our U.S. Phase II trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung. According to the trial protocol, to proceed to full enrolment of 52 patients, we had to demonstrate that at least one patient in the first 38 patients treated experienced a complete or partial response, or stable disease for greater than six months. The third patient treated in the study was demonstrated to have stable disease by RECIST criteria for more than six months as measured by CT scan. A PET scan taken at the same time showed that any residual tumour mass examined was metabolically inert.

A total of 12 patients had received REOLYSIN® treatment at that time, with five remaining on study. The trial is a Phase II, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® is delivered intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days. Patients may receive additional five-day cycles of therapy every four weeks for a maximum of eight cycles.

Eligible patients must have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to or untreatable by standard therapies. These include patients with osteosarcoma, Ewing sarcoma family tumours, malignant fibrous histiocytoma, synovial sarcoma, fibrosarcoma and leiomyosarcoma.

U.S. National Cancer Institute Phase I/II Clinical Trial

On January 3, 2008, the U.S. National Cancer Institute (“NCI”) filed a protocol with the U.S. Food and Drug Administration for a Phase 1/2 clinical trial for patients with metastatic ovarian, peritoneal or fallopian tube cancers using concurrent systemic and intraperitoneal administration of REOLYSIN®. The NCI is sponsoring the trial under our Clinical Trials Agreement that requires us to provide clinical supplies of REOLYSIN®. The trial, which is being carried out at The Ohio State University Comprehensive Cancer Center, is expected to enroll up to 70 patients with metastatic ovarian, peritoneal or fallopian tube cancers.

Collaborative Program

On January 7, 2008, we reported that a research group led by Dr. Richard Vile of the Mayo Clinic College of Medicine in Rochester, Minnesota, published the results of their work testing the antitumor efficacy and safety of various combinations of reovirus and cyclophosphamide in vivo. The paper is entitled “Cyclophosphamide Facilitates Antitumor Efficacy against Subcutaneous Tumors following Intravenous Delivery of Reovirus” and appeared online in the January 1, 2008 issue of Clinical Cancer Research.

The purpose of the research study was to investigate whether it was possible to use cyclophosphamide, an immune modulator, to enhance the delivery and replication of the reovirus when delivered intravenously. After testing various doses and dosing regimens of reovirus and cyclophosphamide in mice, a metronomic dosing regimen was developed that resulted in increased survival, high levels of reovirus recovered from regressing tumors, levels of neutralizing antibodies that were protective, and only very mild toxicities. The data support investigation in human clinical trials of the use of cyclophosphamide prior to systemic reovirus administration to modulate, but not ablate, the immune system.

On February 4, 2008, we reported that Dr. Kevin Harrington and his research group at The Institute of Cancer Research, London, U.K. published the results of their work testing combination treatment schedules of reovirus and radiation in human and murine tumour cells in vitro and in vivo. The paper, entitled “Enhanced In vitro and In vivo Cytotoxicity of Combined Reovirus and Radiotherapy” appeared online in the February 1, 2008 issue of Clinical Cancer Research. The effect of different schedules of reovirus and radiotherapy on viral replication and cytotoxicity was tested in vitro and the combination was assessed in three tumour models in vivo. The results demonstrated that combining reovirus and radiotherapy significantly increased cancer cell killing both in vitro and in vivo, particularly in cell lines with moderate susceptibility to reovirus alone.

Accounting Policies

Critical Accounting Policies and Estimates

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development

Our research and development costs are expensed as they are incurred. Under Canadian GAAP, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. Our development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), we have completed six Phase I clinical trials and are presently enrolling or have permission to commence six additional Phase I clinical trial studies for REOLYSIN®. We are also planning to add additional trials to our clinical trial program. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, our development costs are expensed and not capitalized.

Capitalization and Amortization of Patent Costs

We treat third party costs incurred (primarily legal and registration costs) in the development of our Patent portfolio as limited-life intangible assets, and we amortize the costs related to these assets over the lesser of 17 years or their estimated useful life. We also review the valuation of our Patent costs for impairment when any events that might give rise to impairment are known to us. If there is an indication of impairment, we would assess the fair value of our Patents and would record a reduction if the fair value were less than the book value.

In capitalizing these costs, we are recognizing the inherent future benefit of our Patents, not only in protection of our own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While Patent life varies in different jurisdictions, it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, we have set a maximum of 17 years to amortize the costs from the date of issuance. We have then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued and, as a result, we have chosen to amortize the costs on a straight-line basis over ten years.

As the product to which the Patents relate is in the development stage, with commercial recognition and revenue potential highly uncertain, should we experience a significant failure in our clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

In the event that we are successful in our product development and sales, or other parties enter into licensing agreements with us, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.

In any event, the revision to any of these policies or estimates outlined above would impact losses but not impact cash flows.

Changes in Accounting Policy Including Initial Adoption

International Financial Reporting Standards

In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Standards (“IFRS”). The Company will need to begin reporting under IFRS in the first quarter of 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed. The Company is currently assessing the impact of these standards on its financial statements.

Capital Disclosures

The CICA has issued new accounting recommendations for capital disclosures which require disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies, and processes for managing capital. These recommendations are effective for the Company beginning January 1, 2008.

Disclosure and Presentation of Financial Instruments

The CICA has issued new accounting recommendations for disclosure and presentation of financial instruments which require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed. These recommendations are effective for the Company beginning January 1, 2008.

Goodwill and Intangible Assets

The CICA has issued new accounting recommendations for the treatment of goodwill and intangible assets that are intended to reduce the differences between IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of these recommendations are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting these recommendations.

Fair Presentation

We prepare our financial statements in accordance with Canadian GAAP. As a result of complying with Canadian GAAP, we believe that the following should be mentioned in an effort to understand and fairly present our financial information:

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, we use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that requires us to make certain estimates and assumptions.

For 2007, we used the following weighted average assumptions:

2007

Risk-free interest rate	3.91%
Expected hold period to exercise	3.5 years
Volatility in the price of the our shares	56%
Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflects our trading price volatility. However, an entity can choose between daily, weekly, monthly or quarterly trading prices in the volatility calculation. For example, based upon periods chosen, if we were to use daily trading prices, volatility would increase 17%, resulting in an option value increase of 20% from that calculated from the stated volatility. If we were to use monthly trading prices over the same period, volatility would increase 16%, resulting in an option value increase of 20%. Also, volatility would change based on the period chosen and the frequency of price points chosen.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 3.5 years is an appropriate estimate. However, our options have a 10 year life and given the fluctuations in our stock price the expected hold period could be different. If the hold period was to increase 1 year, there would have been a 20% increase in our stock based compensation expense.

Consequently, in complying with Canadian GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash employee stock based compensation expense for the year of $539,156. However, given the above discussion this expense could have been increased by 20% and still be in accordance with Canadian GAAP.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit consisted of one common share and one half of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 36 months from the issue date. Canadian GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation”, the Model can produce a wide range of calculated values for our warrants.

Initial Value of Our Intellectual Property

In 1999, we were acquired by SYNSORB Biotech Inc. (“SYNSORB”) through the purchase of all of our share capital for $2,500,000. In connection with this acquisition, the basis of accounting for the assets and liabilities was changed to reflect SYNSORB’s cost of acquiring these assets and liabilities. This was achieved through the application of “push down” accounting. At the time, our major asset was our intellectual property; therefore the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment, permitted under Canadian GAAP, increased the value of our assets and shareholders’ equity. As of December 31, 2007, the net book value of our original intellectual property was $333,333. Consequently, without the application of push down accounting the value of our intellectual property and shareholders’ equity would be $333,333 lower than presented in the 2007 audited financial statements.

Selected Financial Data

	2007 $	2006 $	2005 $
Revenues	—	—	—
Net loss, Canadian GAAP(2)	15,642,191	14,297,524	12,781,831
Net loss, U.S. GAAP(2)	15,280,691	13,936,024	12,420,331
Basic and diluted loss per share, Canadian GAAP(2), (3)	0.39	0.39	0.39
Basic and diluted loss per share, U.S. GAAP(2), (3)	0.38	0.38	0.38
Total assets, Canadian GAAP (1), (3)	30,781,857	33,565,692	46,294,326
Total assets, U.S. GAAP(1), (3)	30,239,607	32,661,942	45,029,076
Shareholders’ equity, Canadian GAAP	27,960,630	30,799,271	44,451,845
Shareholders’ equity, U.S. GAAP	27,418,380	29,895,521	43,186,595
Cash dividends declared per share(5)	Nil	Nil	Nil
Weighted average number of common shares outstanding	40,428,825	36,346,266	32,804,540

Notes:

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2007.
(2)	Included in net loss and net loss per share is stock based compensation expense of $539,156 (2006 – $403,500; 2005 – $64,104).
(3)	We issued 4,660,000 common shares for cash proceeds of $12,114,394 (2006 – 284,000 common shares for cash proceeds of $241,400; 2005 – 4,321,252 common shares for cash proceeds of $18,780,189).
(4)

The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 3 of the December 31, 2007 audited financial statements).

(5)	We have not declared or paid any dividends since incorporation.

A.	Results of Operations

Our audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Our accounting policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 21 of the audited financial statements.

Net loss for the year ended December 31, 2007 was $15,642,191 compared to $14,297,524 and $12,781,831 for 2006 and 2005, respectively.

Research and Development Expenses (“R&D”)

	2007 $	2006 $	2005 $
Manufacturing and related process development expenses	4,325,271	4,508,882	4,706,203
Clinical trial expenses	3,897,235	2,726,331	1,880,059
Pre-clinical trial expenses and collaborations	822,891	1,127,612	786,488
Quebec scientific research and experimental development refund	(56,562)	(52,344)	—
Other R&D expenses	2,326,253	2,225,208	1,936,227
Research and development expenses	11,315,088	10,535,689	9,308,977

In 2007, R&D expenses were $11,315,088 compared to $10,535,689 and $9,308,977 in 2006 and 2005, respectively.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing expenses and process development. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill and packaging costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

	2007 $	2006 $	2005 $
Product manufacturing expenses	3,113,832	3,050,647	4,326,577
Technology transfer expenses	388,673	457,975	—
Process development expenses	822,766	1,000,260	379,626
Manufacturing and related process development expenses	4,325,271	4,508,882	4,706,203

Our M&P expenses for 2007 were $4,325,271 compared to $4,508,882 and $4,706,203 for 2006 and 2005, respectively. At the beginning of 2007, we completed the production runs that had commenced at the end of 2006 and initiated additional production runs to manufacture REOLYSIN®. These runs provided us with sufficient product to supply our clinical trial program in 2007. Also, as a result of the increased viral yields from the process development activity in 2006, we incurred additional vial filling and packaging costs compared to 2006. We incurred technology transfer costs towards the end of 2007 related to the transfer of our 40-litre production process to a second cGMP manufacturer located in the U.S.

In 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process which we subsequently transferred to our cGMP manufacturer in the U.K.

Our process development expenses for 2007 were $822,766 compared to $1,000,260 and $379,626 for 2006 and 2005, respectively. In 2007, our main process development focus was on the scale up of our production process, which has included scale up studies at 40 and 100 litres. In 2006, our process development activity included viral yield and scale up studies along with the validation of our fill process.

We expect that our M&P expenses for 2008 will increase compared to 2007. We expect to finalize the technology transfer of our 40-litre production run during the first part of 2008. We will then initiate a number of 40-litre production runs that we expect will be used in our clinical trial program in 2008 and will also build up a level of stock for future use. We also expect that our process development activity will include finalizing our 100-litre scale up studies and commencing the examination of a lyophilization process for REOLYSIN® in 2008. Once our 100-litre process development studies are complete we expect to transfer our 100-litre manufacturing process to our cGMP manufacturers.

Clinical Trial Program

Clinical trial expenses include those costs associated with our clinical trial program in the U.S., U.K. and Canada as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient costs, contract research organization (“CRO”) expenses, clinical trial site costs and other costs associated with our clinical trial program.

	2007 $	2006 $	2005 $
Direct clinical trial expenses	3,680,730	2,378,211	1,683,120
Other clinical trial expenses	216,505	348,120	196,939
Clinical trial expenses	3,897,235	2,726,331	1,880,059

In 2007, our direct clinical trial expenses were $3,680,730 compared to $2,378,211 and $1,683,120 in 2006 and 2005, respectively. During 2007, we incurred direct patient costs in our seven ongoing clinical trials and completed patient enrollment in our Phase Ia/Ib REOLYSIN®/radiation clinical trial. As well, we incurred clinical site start up costs for our four co-therapy trials in the U.K. and our Phase II sarcoma clinical trial in the U.S.

In 2006, we incurred direct patient costs in four ongoing clinical trials along with clinical site start up costs associated with our U.S. recurrent malignant glioma trial and our chemotherapeutic co-therapy and radiation combination clinical trials in the U.K.

We expect our clinical trial expenses will continue to increase in 2008 compared to 2007. The increase in these expenses is expected to arise from continued enrollment and continued re-treatments in our existing clinical trials.

Pre-Clinical Trial Expenses and Research Collaborations

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and other viruses and identify potential licensing opportunities arising from our technology base.

	2007 $	2006 $	2005 $
Research collaboration expenses	785,760	1,064,692	652,393
Pre-clinical trial expenses	37,131	62,920	134,095
Pre-clinical trial expenses and research collaborations	822,891	1,127,612	786,488

In 2007, our research collaboration expenses were $785,760 compared to $1,064,692 and $652,393 in 2006 and 2005, respectively. In 2007, we completed those collaborations that began in 2006 relating to the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics, the use of new RAS active viruses as potential therapeutics, and to investigate new uses of the reovirus as a therapeutic. As well, we only extended certain collaborations in 2007, reducing the number of collaborations in 2007 compared to 2006.

In 2006, we expanded the number of collaborations we entered into in an effort to examine the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics, the use of new RAS active viruses as potential therapeutics and to investigate new uses of the reovirus as a therapeutic.

We expect that pre-clinical trial expenses and research collaborations in 2008 will remain consistent with 2007. We expect to complete our ongoing collaborative program carried over from 2007 and will continue to be selective in the types of new collaborations we enter into in 2008.

Other Research and Development Expenses

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2007 $	2006 $	2005 $
R&D consulting fees	241,811	321,659	675,530
R&D salaries and benefits	1,713,849	1,548,418	1,018,144
Other R&D expenses	370,593	355,131	242,553
Other research and development expenses	2,326,253	2,225,208	1,936,227

In 2007, our R&D consulting fees were $241,811 compared to $321,659 and $675,530 in 2006 and 2005, respectively. In 2007, we incurred consulting activity associated with our ongoing clinical trials and assistance with our clinical trial regulatory applications which was consistent with 2006.

Our R&D salaries and benefits were $1,713,849 compared to $1,548,418 and $1,018,144 in 2006 and 2005, respectively. The increase is a result of increases in salary levels along with the hiring of our Vice President of Intellectual Property.

In 2008, we expect that our Other R&D expenses will remain consistent with 2007. We expect that salaries and benefits will increase in 2008 to reflect increasing compensation levels. Our R&D consulting fees should remain consistent with 2007 levels. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings as the need may arise possibly causing our R&D consulting expenses to increase.

Operating Expenses

	2007 $	2006 $	2005 $
Public company related expenses	2,739,593	2,494,803	2,156,614
Office expenses	1,248,095	1,135,341	926,758
Operating expenses	3,987,688	3,630,144	3,083,372

In 2007, we incurred operating expenses of $3,987,688 compared to $3,630,144 and $3,083,372 in 2006 and 2005, respectively. The reason for the change is as follows:

Public company related expenses include costs associated with investor relations activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2007, we incurred public company related expenses of $2,739,593 compared to $2,494,803 and $2,156,614 in 2006 and 2005, respectively. The increase in public company related expenses has been a result of incurring additional professional fees associated with the examination and anticipated expansion of our corporate structure and increased legal fees associated with protecting our portfolio of patents.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2007, we incurred office expenses of $1,248,095 compared to $1,135,341 and $926,758 in 2006 and 2005, respectively. Our office expense activity has remained consistent over the last three years with increases mainly due to increased compensation levels and a general increase in office costs.

Stock Based Compensation

	2007 $	2006 $	2005 $
Stock based compensation	539,156	403,550	64,104

Non-cash stock based compensation recorded for 2007 was $539,156 compared to $403,550 and $64,104 in 2006 and 2005, respectively. This expense is associated with the granting of stock options to our employees, directors, and certain consultants and in 2007 there were more options granted compared to 2006 and 2005.

Foreign Exchange Loss

	2007 $	2006 $	2005 $
Foreign exchange loss	8,862	35,270	253,608

We acquire investments in foreign currency to pay for anticipated expenses that are to be incurred in the U.S. and the U.K. As a result of fluctuations in the Canadian dollar relative to the U.S. dollar and British pound, we recorded a foreign exchange loss of $8,862 compared to $35,270 and $253,608 in 2006 and 2005, respectively.

Commitments

As at December 31, 2007, we are committed to payments totaling $960,000 during 2008 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2007 $				2006 $
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Interest income	265	319	359	268	286	320	335	292
Net loss (3)	4,085	3,764	3,680	4,113	4,890	3,425	2,988	2,995
Basic and diluted loss per common share(3)	0.13	0.09	0.09	0.11	0.13	0.09	0.08	0.08
Total assets(1), (4)	30,782	33,897	37,670	41,775	33,566	37,980	40,828	43,660
Total cash(2), (4)	25,214	28,191	31,533	35,681	27,614	31,495	34,501	37,687
Total long-term debt(5)	—	—	—	—	150	150	150	150
Cash dividends declared(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2007.
2)	Included in total cash are cash and cash equivalents plus short-term investments.
3)

Included in net loss and loss per common share between December 2007 and January 2005 are quarterly stock based compensation expenses of $396,278, $38,909, $82,573, $21,396, $109,670, $34,671, $222,376, and $36,833, respectively.

4)

We issued 4,600,000 units for net cash proceeds of $12,063,394 during 2007 with each unit consisting of one common share and one half of one common share purchase warrant. (2006 – 284,000 common shares for cash proceeds of $241,400).

5)

The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 3 of the December 31, 2007 audited financial statements).

6)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2007 and 2006:

	2007 (unaudited) $	2006 (unaudited) $
Expenses
Research and development expenses	2,499,833	3,953,002
Operating expenses	1,189,058	840,497
Stock based compensation	396,278	109,670
Foreign exchange loss	6,033	37,973
Amortization – intellectual property	248,540	226,150
Amortization – property and equipment	10,653	9,258
	4,350,395	5,176,550

Interest income	(264,918)	(286,445)

Net loss	4,085,477	4,890,105

Fourth Quarter – Review of Operations

For the three month period ended December 31, 2007, our net loss was $4,085,477 compared to $4,890,105 for the three month period ended December 31, 2006. The reasons for the decrease are as follows:

Research and Development Expenses (“R&D”)

	2007 (unaudited) $	2006 (unaudited) $
Manufacturing and related process development expenses (“M&P”)	778,539	1,757,675
Clinical trial expenses	913,547	805,864
Pre-clinical trial expenses and research collaborations	91,446	436,058
Other R&D expenses	716,301	953,405
Research and development expenses	2,499,833	3,953,002

Our R&D expenses were $2,499,833 in the fourth quarter of 2007 compared to $3,953,002 in the fourth quarter of 2006.

Manufacturing & Related Process Development (“M&P”)

	2007 (unaudited) $	2006 (unaudited) $
Product manufacturing expenses	291,280	1,491,554
Technology transfer expenses	373,715	—
Process development expenses	113,544	266,121
Manufacturing and related process development expenses	778,539	1,757,675

Our M&P expenses were $778,539 in the fourth quarter of 2007 compared to $1,757,675 in the fourth quarter of 2006. In the fourth quarter of 2007, our M&P activity focused on the transfer of our 40-litre manufacturing process to a second cGMP toll manufacturer in the U.S. Our production activity in the fourth quarter of 2007 related to the final fill, packaging and testing of the production runs that were completed earlier in 2007. In the fourth quarter of 2006, we commenced a number of production runs after having completed the transfer of our manufacturing process with improved viral yields earlier in 2006.

Our process development costs were $113,544 in the fourth quarter of 2007 compared to $266,121 in the fourth quarter of 2006. In the fourth quarter of 2007, our process development activity continued to examine scaling up our manufacturing process to 100-litres. During the fourth quarter of 2006, we initiated research that examined the scale up of our manufacturing process after having completed studies that improved our viral yields earlier in 2006.

Clinical Trial Program

	2007 (unaudited) $	2006 (unaudited) $
Direct clinical trial expenses	882,706	595,072
Other clinical trial expenses	30,841	210,792
Clinical trial expenses	913,547	805,864

Our clinical trial expenses for the fourth quarter of 2007 were $913,547 compared to $805,864 for the fourth quarter of 2006. In the fourth quarter of 2007, we were actively enrolling patients in seven clinical trials. In the fourth quarter of 2006, we were enrolling patients in three clinical trials and incurred costs associated with new clinical trial applications and clinical trial site selection.

Pre-Clinical Trial Expenses and Research Collaborations

	2007 (unaudited) $	2006 (unaudited) $
Research collaboration expenses	91,446	430,493
Pre-clinical trial expenses	—	5,565
Pre-clinical trial expenses and research collaborations	91,446	436,058

Our pre-clinical trial expenses and research collaborations were $91,446 in the fourth quarter of 2007 compared to $436,058 in the fourth quarter of 2006. In the fourth quarter of 2007 and 2006, our research collaboration activity continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with chemotherapeutics and radiation. The number of collaborations decreased in the fourth quarter of 2007 compared to the fourth quarter of 2006.

Other Research and Development Expenses

	2007 (unaudited) $	2006 (unaudited) $
R&D consulting fees	61,768	187,009
R&D salaries and benefits	604,140	641,303
Quebec scientific research and experimental development refund	(40,634)	—
Other R&D expenses	91,027	125,093
Other research and development expenses	716,301	953,405

Our other research and development expenses were $716,301 in the fourth quarter of 2007 compared to $953,405 in the fourth quarter of 2006. In the fourth quarter of 2006, we incurred increased consulting activity associated with our co-therapy trials regulatory applications. We did not incur this activity in the fourth quarter of 2007. Our R&D salaries in the fourth quarter of 2007 were $604,140 compared to $641,303 in the fourth quarter of 2006. The decrease related to a reduction in annual cash bonuses paid to officers offset by the addition of our Vice President of Intellectual Property earlier in 2007.

Operating Expenses

	2007 (unaudited) $	2006 (unaudited) $
Public company related expenses	783,690	487,338
Office expenses	405,368	353,159
Operating expenses	1,189,058	840,497

Our operating expenses in the fourth quarter of 2007 were $1,189,058 compared to $840,497 in the fourth quarter of 2006. In the fourth quarter of 2007, we incurred additional professional fees associated with our examination and anticipated expansion of our corporate structure which did not occur in the fourth quarter of 2006.

Stock Based Compensation

	2007 (unaudited) $	2006 (unaudited) $
Stock based compensation	396,278	109,670

Our non-cash stock based compensation expense recorded in the fourth quarter of 2007 was $396,278 compared to $109,670 for the fourth quarter of 2006. The stock based compensation expense in the fourth quarter of 2007 related to the granting of options to directors, officers and employees. In the fourth quarter of 2006, options were only granted to directors and employees.

Financing Activities

In 2007, we issued 4,600,000 units at a price of $3.00 per unit for net cash proceeds of $12,063,394. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. The net proceeds from this offering will be used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.

As well in 2007, we issued 60,000 common shares for cash proceeds of $51,000 relating to the exercise of stock options. In 2006 we issued 284,000 common shares for cash proceeds of $241,400 relating to the exercise of stock options.

B.	Liquidity and Capital Resources

Liquidity

Our sources of liquidity have primarily come from the issue of additional share capital through common share offerings, unit offerings, the exercise of warrants and the exercise of stock options.

As at December 31, 2007, we had cash and cash equivalents (including short-term investments) and working capital positions of $25,213,829 and $22,732,987, respectively, compared to $27,613,748 and $25,719,870, respectively for 2006. The decrease in 2007 reflects the cash usage from operating activities and the expenditures on intellectual property and capital assets of $13,569,594, $852,498, and $92,221, respectively with cash inflows of $12,114,394 from the issue of common shares and the exercise of stock options. This is in line with our 2007 estimate of cash usage of less than $1,400,000 per month.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. In 2008, we are expecting to continue to enroll patients in our various clinical trials and we also expect to continue with our collaborative studies pursuing support for our clinical trial program. We will therefore need to ensure that we have enough REOLYSIN® to supply our clinical trial and collaborative programs. We presently estimate the cash usage in 2008 to increase to $1,660,000 per month and we believe our existing capital resources are adequate to fund our current plans for research and development activities well into 2009. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.

In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.

Capital Expenditures

We spent $852,498 on intellectual property in 2007 compared to $842,610 in 2006. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from fluctuations in the Canadian dollar as our patent costs are typically incurred in U.S. currency. At the end of 2007, we had been issued over 160 patents, including 25 U.S. and six Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio mainly consists of bankers’ acceptances and discount bond notes payable. As of December 31, 2007, we had $18,498,733 invested under this policy, currently earning interest at an effective rate of 4.26%.

C.	Research and Development

See discussion of research and development in MD&A and Results of Operations discussed above in Item 5.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. Over the past three years, our level of expenditures has increased due to our expanded clinical trial and manufacturing programs.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2007, we have not entered into any off-balance sheet arrangements.

F.	Contractual Obligations

We have the following contractual obligations as at December 31, 2007:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	1 -3 years $	4 – 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases (2)	305,553	178,860	126,693	—	—
Purchase obligations	960,000	960,000	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	1,415,553	1,138,860	126,693	—	150,000

Note:

1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see note 7 of our audited 2007 financial statements).
2)	Our operating leases are comprised of our office lease and exclude our portion of operating costs.

We intend to fund our capital expenditure requirements and commitments with existing working capital.

Transactions with Related Parties

In 2007 and 2006, we did not enter into any related party transactions.

Financial Instruments and Other Instruments

We do not use financial derivatives or “other financial instruments”.

Other MD&A Requirements

We have 41,180,748 common shares outstanding at March 5, 2008. If all of our warrants (4,220,000) and options (3,870,493) were exercised we would have 49,271,241 common shares outstanding.

Our 2007 Annual Information Form is available on www.sedar.com.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and municipalities of residence of all our directors and officers as at the date hereof, as well as the positions and offices held by such persons and their principal occupations.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since
Bradley G. Thompson Ph.D(2) Calgary, Alberta	Chief Executive Officer and Chairman of the Board	Executive Chairman of the Board, President and Chief Executive Officer since April 1999.	April 21, 1999
Douglas A. Ball C.A. Calgary, Alberta	Chief Financial Officer and Director

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

April 21, 1999
William A. Cochrane, OC, M.D. (2),(3) Calgary, Alberta	Director

President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and Chairman of Resverlogix Corp. (a public biopharmaceutical company) since 2000, and is a director of Sernova Corp.. Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queens Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974 and President of the University of Calgary from 1974 to 1978.

October 31, 2002
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Scientific Officer	Chief Scientific Officer of the Corporation since December 2004, Vice-President of Product Development from July 1999 to December 2004 and Chief Financial Officer from September 1999 to May 2000.	N/A

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since
Robert B. Schultz, F.C.A. (1) Toronto, Ontario	Lead Director

Former Chairman and Director of Rockwater Capital Corporation formerly McCarvill Corporation (a financial services company). Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until his retirement on May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990. Since joining the investment industry in 1971, Mr. Schultz has held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.

June 30, 2000
Fred A. Stewart, Q.C.(1)(2), Calgary, Alberta	Director

President of Fred Stewart & Associates Inc. (a government and corporate relations consulting company) since March 1996. Prior to that, Mr. Stewart was an associate with Milner Fenerty, Barristers and Solicitors from June 1993 to March 1996. Mr. Stewart served as Member of the Legislative Assembly of the Province of Alberta, and as Minister of Technology, Research and Telecommunications from 1986 to 1993.

August 27, 1999
J. Mark Lievonen C.A.(3) Markham, Ontario	Director

President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998 and holding various positions with Sanofi Pasteur Limited and its predecessors since 1983.  Mr. Lievonen serves on a number of industry and community boards and councils including BIOTECanada, the Ontario Genomics Institute, the Ontario Institute for Cancer Research, and York University.

April 5, 2004
Karl Mettinger, M.D., Ph.D Berkeley, CA	Chief Medical Officer

Dr. Mettinger has been involved in clinical and regulatory affairs with various pharmaceutical companies since 1985. Prior to joining Oncolytics, he was Senior Vice President and Chief Medical Officer with SuperGen Inc. Prior to that, he was Executive Director, Clinical Research at IVAX/Baker Norton, the new drug subsidiary of IVAX Corporation. He began his career in the industry as a Medical Director with KABI in Sweden. Dr. Mettinger holds an MD from the University of Lund in Sweden and a PhD (hematology/stroke) from the Karolinska Institute/Karolinska Hospital in Stockholm, Sweden, where he was a physician and an Associate Professor. He has overseen the global development and approval of a number of products including several in oncology.

N/A
Jim Dinning(1) Calgary, Alberta	Director

Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004 and served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning is the Chair of Export Development Canada and Director of Russel Metals as well as other public and private companies.

March 24, 2004

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since
Ger van Amersfoort,(2) Oakville, Ont	Director

President and Chief Executive Officer of Novartis Canada, a pharmaceutical company with in excess of $1 billion in annual sales and a workforce of 1,500, until his retirement in 2001. Before joining Novartis, he was President and Chief Executive Officer of the U.K. SmithKline Beecham operations from 1997 until managing the merger with Novartis in 1999. From 1990 to 1997, Mr. van Amersfoort headed up SmithKline Beecham operations in Canada as President and Chief Executive Officer. Prior to that, he held managing director positions with Beecham and The Boots Company, and sales positions with Bristol Myers in Holland. He is a recipient of the Paul Harris Medal and the Commemorative Medal of the Queen for outstanding services to the community. He has served on the Board of the Pharmaceutical Manufacturers Association of Canada (now Rx and D) for more than nine years, serving as chairman in 1996.

June 15, 2006
Ed Levy, Ph.D, (3) Lund, BC	Director

Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002. From 1988 to 2002, Dr. Levy was with Vancouver-based biotechnology company QLT Inc., most recently as Senior Vice President from 1998. In these roles, he was primarily responsible for negotiating and managing QLT’s strategic alliances, led strategic planning and oversaw the company’s intellectual property. Dr. Levy served on the board of BIOTECanada from 1999-2002, and he has served on the boards of several technology companies and not-for-profits. Dr. Levy holds a PhD in the History and Philosophy of Science from Indiana University and taught philosophy of science at UBC from 1967-1988.

May 17, 2006
Mary Ann Dillahunty, JD, MBA Half Moon Bay, CA	Vice President, Intellectual Property

Ms. Dillahunty was a principal in the law firm of Fish & Richardson, a leading intellectual property firm in the U.S. In 1992, she joined the law firm of Burns, Doane, Swecker & Mathis (now part of Buchanan Ingersoll & Rooney), and subsequently became a partner in the firm. During 1996-1997, Ms. Dillahunty held the position of patent counsel to the Implant Division of ALZA Corporation. Before joining Burns Doane, she was a patent agent and law clerk with the law firm of Heller, Ehrman, White & McAuliffe. Prior to focusing her career on patent law, Ms. Dillahunty held numerous positions in the biotechnology, pharmaceutical and medical device industries, including responsibilities in regulatory affairs and research science. Ms. Dillahunty holds a B.S. in Microbiology from Michigan State University, an MBA from George Washington University, and a JD degree from Stanford Law School.

N/A

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since
George M. Gill, M.D. Alexandria, VA	Senior Vice President, Clinical and Regulatory Affairs

Dr. Gill has been a consultant in clinical research and regulatory affairs to the pharmaceutical and biotechnology industries since he retired from Ligand Pharmaceuticals in 1999. During his 38 years in the industry, he also served in senior executive positions with ICI Pharmaceuticals (now AstraZeneca), Bristol-Myers Squibb, and Hoffmann-La Roche. Dr. Gill holds a B.Sc. in chemistry from Dickinson College in Pennsylvania and an M.D. from the School of Medicine of the University of Pennsylvania in Philadelphia.

N/A

Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.
3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

As at the date hereof, the directors and senior officers as a group beneficially owned, directly or indirectly, 793,201 of our common shares, representing 1.9% of the issued and outstanding common shares.

Certain of our directors are associated with other companies, which may give rise to conflicts of interest. In accordance with theABCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Oncolytics Biotech Inc.

B.	Executive Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2007 to each director.

	Annual Compensation			Long Term Compensation
Director	Board Attendance Fees ($)	Committee Attendance Fees ($)	All Other Compensation($)	Securities Under Options Granted(1) (#)	Exercise Price ($)	Expiry Date
Bob Schultz	10,500	6,000	—	17,500	2.22	Dec. 12, 2017
Fred Stewart	10,500	8,000	—	17,500	2.22	Dec. 12, 2017
William Cochrane	10,500	2,250	—	17,500	2.22	Dec. 12, 2017
Jim Dinning	10,500	6,000	—	17,500	2.22	Dec. 12, 2017
Mark Lievonen	10,500	750	—	17,500	2.22	Dec. 12, 2017

	Annual Compensation			Long Term Compensation
Director	Board Attendance Fees ($)	Committee Attendance Fees ($)	All Other Compensation($)	Securities Under Options Granted(1) (#)	Exercise Price ($)	Expiry Date
Ed Levy	10,500	750	—	17,500	2.22	Dec. 12, 2017
Ger van Amersfoort	10,500	1,500	—	17,500	2.22	Dec. 12, 2017

Notes:

(1) The securities covered by the options are common shares of the Company.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2007.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options Granted (#)(3)	All Other Compensation ($)
Dr. Bradley G. Thompson President and Chief Executive Officer	2007	$364,681	$72,206	$19,000	149,160	$15,881
Douglas A. Ball Chief Financial Officer	2007	$246,240	$53,917	$19,000	33,333	$12,374
Dr. Matthew Coffey Chief Scientific Officer	2007	$246,240	$53,917	$19,000	33,333	$10,574
Dr. Karl Mettinger (2) Chief Medical Officer	2007	$309,000	$53,356	Nil	33,333	$34,880
Mary Ann Dillahunty (2) Vice-President, Intellectual Property	2007	$150,000	$26,678	Nil	116,667	$14,516

Notes:

(1)

Perquisites and other personal benefits received in the respective periods did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers. The dollar amounts set forth under this column relate to RRSP contributions made by the Company on behalf of the Named Executive Officer.

(2)

US employees paid in US dollars, all amounts for each US Employee are indicated in US dollars. Dr. Mettinger joined the Corporation in September 2005 and Ms. Dillahunty joined the Corporation on February 1, 2007.

(3)	See “Stock Options”for details of exercise price and expiry.

There are no long term incentive, benefit or actuarial plans in place. The Company does not currently have a stock appreciation rights plan.

Stock Options

Option Grants During the Year Ended December 31, 2007

Stock options granted to the Named Executive Officers during the financial year ended December 31, 2007 were as follows:

	Common Shares Under Options Granted	% of Total Options Granted in Fiscal Year	Exercise Price	Closing Market Price on Date of Grant	Expiry Date
Dr. Bradley G. Thompson	149,160	28%	2.22	2.22	December 12, 2017
Douglas A. Ball	33,333	6%	2.22	2.22	December 12, 2017
Dr. Matthew Coffey	33,333	6%	2.22	2.22	December 12, 2017
Dr. Karl Mettinger	33,333	6%	2.22	2.22	December 12, 2017
Mary Ann Dillahunty	100,000 16,667	19% 3%	3.28 2.22	3.28 2.22	February 1, 2017 December 12, 2017

Aggregated Option Exercises During the Year Ended December 31, 2007 and Financial Year-End Option Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2007 and options exercised by the Named Executive Officers during the financial year ended December 31, 2007:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at December 31, 2007 (#)		Value of Unexercised in-the-Money Options at December 31, 2007 ($) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Bradley G. Thompson	Nil	Nil	786,160	-	-	-
Douglas A. Ball	Nil	Nil	674,833	-	$4,250	-
Dr. Matthew Coffey	60,000	$90,000	650,883	-	$190,018	-
Dr. Karl Mettinger	Nil	Nil	133,333	100,000	-	-
Mary Ann Dillahunty	Nil	Nil	41,667	75,000	-	-

Notes:

1)

The aggregate value realized represents the dollar value equal to the difference between the exercise price of the options exercised and the market value of the Common Shares on the Toronto Stock Exchange on the date the options were exercised, multiplied by the number of options exercised.

2)

The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing Common Share price of $1.70 on December 31, 2007, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Employment Contracts with Executive Officers

We have entered into employment agreements with each of the Executive Officers (each an "Employment Agreement"). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $444,996 for the calendar year 2008, Mr. Ball is entitled to an annual salary of $257,567 for the calendar year 2008, Dr. Coffey is entitled to an annual salary of $326,224 for the calendar year 2008, Dr. Mettinger is entitled to an annual salary of US$318,270 for the calendar year 2008 and Ms. Dillahunty is entitled to US$231,750 for the calendar year 2008. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Company. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Termination of Employment or Change of Control

If the Employment Agreements of Dr. Thompson, Mr. Ball or Dr. Coffey are terminated by the Company other than for cause, then all unexercised and unvested stock options then held by each shall forthwith vest and become exercisable. Mr. Ball and Dr. Coffey shall be entitled to 12 months pay in lieu of notice; and Dr. Thompson shall be entitled to 18 months pay in lieu of notice. If the Employment Agreements of Dr. Mettinger and Ms. Dillahunty are terminated by the Company other than for cause, then all unexercised and unvested stock options then held by each are governed by the terms of the Company’s stock option plan. Dr. Mettinger shall be entitled to not more than 9 months pay in lieu of notice and Ms. Dillahunty shall be entitled to not more than 12 months pay lieu of notice. Further, if there is a change of control of the Company and Dr. Thompson, Mr. Ball, Dr. Coffey, Dr. Mettinger or Ms. Dillahunty are terminated without cause within one year following such change of control, then Dr. Thompson shall be entitled to 36 months pay in lieu of notice, Mr. Ball and Dr. Coffey shall be entitled to 24 months pay in lieu of notice, and Dr. Mettinger and Ms. Dillahunty shall be entitled to not more than 24 months pay in lieu of notice.

C.	Board Practices

Our directors are elected by the shareholders at each Annual General Meeting and typically hold office until the next Annual General Meeting, at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting, at which time they may be re-elected or replaced. The officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office

Bradley G. Thompson Ph.D(2) Calgary, Alberta	President, Chief Executive Officer and Chairman of the Board	April 21, 1999	Date of 2009 Annual General Meeting of the Shareholders
Douglas A. Ball C.A. Calgary, Alberta	Chief Financial Officer and Director	April 21, 1999	Date of 2009 Annual General Meeting of the Shareholders
William A. Cochrane, OC, M.D. (2),(3) Calgary, Alberta	Director	October 31, 2002	Date of 2009 Annual General Meeting of the Shareholders
Robert B. Schultz, F.C.A. (1) Toronto, Ontario	Lead Director	June 30, 2000	Date of 2009 Annual General Meeting of the Shareholders
Fred A. Stewart, Q.C.(1)(2), Calgary, Alberta	Director	August 27, 1999	Date of 2009 Annual General Meeting of the Shareholders
J. Mark Lievonen C.A.(3) Markham, Ontario	Director	April 5, 2004	Date of 2009 Annual General Meeting of the Shareholders
Jim Dinning(1) Calgary, Alberta	Director	March 24, 2004	Date of 2009 Annual General Meeting of the Shareholders

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office

Ger van Amersfoort,(2) Oakville, Ont	Director	June 15, 2006	Date of 2009 Annual General Meeting of the Shareholders
Ed Levy, Ph.D, (3) Lund, BC	Director	May 17, 2006	Date of 2009 Annual General Meeting of the Shareholders

Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.
3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

Directors’ Contracts

We receive a director’s consent from each of the independent directors upon their acceptance of their director’s position. We also enter into an Indemnity Agreement and Directors Confidentiality and Intellectual Property Assignment Agreement with each director.

The Company does not have any contracts with any of its directors which provide for benefits upon the termination of employment.

Compensation of Directors

Each director who is not a salaried employee of the Company was entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended ($1,500 in respect of audit committee meetings attended). We also grant to directors, from time to time, stock options in accordance with the the Company’s stock option plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.

Following a review by the Compensation Committee and an independent compensation consultant, the independent directors’ compensation will be increased to $1,750 per board and committee meeting attended for 2008. An annual retainer fee of $15,000 will be paid for service during 2008 and the lead director will receive an additional annual $10,000 retainer. The Chair of the Audit Committee will receive an additional annual retainer of $6,000.

Compensation Committee

The Corporation has formed a Compensation Committee consisting of three outside directors Mr. Stewart, Mr. van Amersfoort and Dr. Cochrane, none of whom are nor have been employees or officers of the Company or any of its affiliates. Mr. Stewart is presently the Chair of the Compensation Committee.

In arriving at its compensation decisions, the Compensation Committee considers the long-term interests of the Company as well as its current stage of development. Based on these considerations, compensation is focused on performance-based factors. The Compensation Committee undertakes market comparisons and provides advice to the Board of Directors on developing appropriate compensation arrangements, based on information from other corporations, published data and reports from external consultants. The Compensation Committee also makes specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Company’s executive and senior officers.

The objectives of the Corporation's compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; (iv) to reward executives for performance in relation to predetermined and quantifiable goals; and (v) to identify and focus executives on key business factors that affect shareholder value.

Compensation Committee Mandate

This Mandate was initially approved by the Board on September 3, 1999. Subsequent to that date, the Board has amended and restated this Mandate on each of December 13, 2002, April 23, 2003 and March 5, 2004. This Mandate is effective from and after December 13, 2005.

1. Policy Statement

It is the policy of Oncolytics Biotech Inc. (the "Corporation") to establish and maintain a Compensation Committee (the "Committee"), composed entirely of independent directors, to assist the Board of Directors of the Corporation (the "Board") in carrying out its responsibility for the Corporation’s human resources and compensation policies and processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board, including administrative support. If determined necessary by the Committee, it will have the discretion to investigate and conduct reviews of any human resource or compensation matter including the standing authority to retain experts and, with approval of the Board, special counsel.

2. Composition of Committee

a.

The Committee shall consist of a minimum of two (2) directors, at least half of whom shall be resident Canadians. The Board shall appoint the members of the Committee and may seek the advice and assistance of the Corporate Governance and Nominating Committee in identifying qualified candidates. The Board shall appoint one member of the Committee to be the Chair of the Committee, or delegate such authority to appoint the Chair of the Committee to the Committee.

b.	The Chair of the Committee shall be responsible for the leadership of the Committee, including preparing or approving the agenda, presiding over the meetings, and making committee assignments.
c.

Each director appointed to the Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who meets the requirements of NASDAQ Rule 4200 and National Instrument 58-101 who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

d.	A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

3. Meetings of the Committee

a.

The Committee shall convene a minimum of two times each year at such times and places as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, or the Chief Executive Officer of the Corporation (the "CEO").

b.

Notice of each meeting of the Committee shall be given to each member of the Committee and the CEO, who shall each be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

c.	Notice of a meeting of the Committee shall:
i.	be in writing, including by electronic communication facilities;
ii.	state the nature of the business to be transacted at the meeting in reasonable detail;
iii.	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
iv.	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.
d.

A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee. However, it shall be the practice of the Committee to require review, and, if necessary, approval of certain important matters by all members of the Committee.

e.

A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

f.

In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the Secretary of the meeting.

g.	Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the Secretary of the meeting.

4. Duties and Responsibilities of the Committee

a.

The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

b.	The Committee’s primary duties and responsibilities are to review and make recommendations to the Board in respect of:
i.

human resource policies, practices and structures (to monitor consistency with the Corporation’s goals and near and long-term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential);

ii.	compensation policies and guidelines;
iii.	management incentive and perquisite plans and any non-standard remuneration plans;
iv.	senior management, executive and officer appointments and their compensation;
v.	management succession plans, management training and development plans, termination policies and termination arrangements;
vi.	the Corporation’s senior human resource (organizational) structure; and
vii.	Board compensation matters.

c.	In carrying out its duties and responsibilities, the Committee shall:
viii.

annually assess and make a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package of the CEO, all other officers of the Corporation and such other key employees of the Corporation or any subsidiary of the Corporation as may be identified by the CEO and approved by the Committee (collectively, the "Designated Employees");

ix.

annually review the performance goals and criteria for the CEO and evaluate the performance of the CEO against such goals and criteria and recommend to the Board the amount of regular and incentive compensation to be paid to the CEO;

x.

annually, review and make a recommendation to the Board regarding the CEO’s performance evaluation of Designated Employees and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;

xi.

review and make a recommendation to the Board regarding any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

xii.	periodically, review the compensation philosophy statement of the Corporation and make recommendations for change to the Board as considered necessary;
xiii.

from time to time, review and make recommendations to the Board in respect of the design, benefit provisions, investment options and text of applicable pension, retirement and savings plans or related matters;

xiv.	annually, in conjunction with the Corporation’s general and administrative budget, review and make recommendations to the Board regarding compensation guidelines for the forthcoming budget period;
xv.

when requested by the CEO, review and make recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approve awards to eligible participants;

xvi.

review and make recommendations to the Board regarding incentive stock option plans or any other long term incentive plans and to the extent delegated by the Board, approve grants to participants and the magnitude and terms of their participation;

xvii.	as required, fulfill the obligations assigned to the Committee pursuant to any other employee benefit plans approved by the Board;
xviii.

annually, prepare or review the report on executive compensation required to be disclosed in the Corporation’s information circular or any other human resource or compensation matter required to be publicly disclosed by the Corporation;

xix.	periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board of Directors;
xx.	as required, retain independent advice in respect of human resources and compensation matters and, if deemed necessary by the Committee, meet separately with such advisors; and

xxi.	assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.
d.

In addition to the foregoing, the Committee shall undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively.

Audit Committee

The Corporation has formed an Audit Committee consisting of three independent directors: Mr. Fred Stewart, Mr. Jim Dinning and Mr. Robert Schultz, none of whom are nor have been employees or officers of the Company or any of its affiliates. Mr. Stewart is presently the Chair of the Audit Committee. Each Audit Committee member is financially literate.

Mandate of the Audit Committee

This Mandate was initially approved by the Company’s board of directors on September 3, 1999. Subsequent to that date, the Board has amended and restated this Mandate on each of December 13, 2002 April 23, 2003, March 5, 2004 and December 8, 2004. This Mandate is effective from and after December 14, 2006.

Policy Statement

It is the policy of Oncolytics Biotech Inc. (the "Corporation") to establish and maintain an Audit Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation’s internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

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

The Chair of the Committee shall be responsible for leadership of the Committee, including preparing or approving the agenda, presiding over the meetings, and making committee assignments.

Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who meets the requirements of NASDAQ Rule 4200 and Multilaterial Instrument 52-110. A director appointed to the audit committee shall also meet the requirements of NASDAQ Rule 4350 (d)(2)(A)(ii) and Exchange Act Rule 10A-3(b)(1). Such director shall be independent of management and free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the abovementioned rules and any applicable revisions thereto, and any additional relevant then current legislation, rules, policies and instruments of applicable regulatory authorities.

Each member of the Audit Committee shall be financially literate. In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. At least one member shall have accounting or related financial management expertise, meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally GAAP. In determining whether a member of the Audit Committee is financially literate or has accounting or related financial expertise, reference shall be made to the then current legislation, rules, policies and instruments of applicable regulatory authorities, which for further clarification, shall include but not be limited to the definition of “financial expert” as defined by the U.S. Securities and Exchange Commission rule.

A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

Meetings of the Committee

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

Notice of a meeting of the Audit Committee shall:

a.	be in writing, including by electronic communication facilities;
b.	state the nature of the business to be transacted at the meeting in reasonable detail;
c.	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
d.	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

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

Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

The Audit Committee’s primary duties and responsibilities are to:

a.	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation ;
b.	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
c.

monitor the independence and performance of the Corporation’s external auditors. This will include receipt, review and evaluation, at least annually, of a formal written statement from the independent auditors confirming their independence, and qualifications, including their compliance with the requirements of the relevant oversight boards ;

d.	deal directly with the external auditors to pre-approve external audit plans, other services (if any) and fees;
e.	directly oversee the external audit process and results (in addition to items described in Section 4(d) below);
f.	provide an avenue of communication among the external auditors, management and the Board;
g.

carry out a review designed to ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual;

h.	pre-approve any related party transactions to be entered into by the Company, and ensure appropriate disclosure thereof;
i.	ensure financial disclosure incorporates inclusion of any material correcting adjustments required by the external auditors; and
j.	require and ensure that the external auditors are directly responsible to the Audit Committee, to whom they report

The Audit Committee shall have the authority to:

a.	inspect any and all of the books and records of the Corporation and its affiliates;
b.

discuss with the management of the Corporation and its affiliates, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

c.	engage independent counsel and other advisors as it determines necessary to carry out its duties; and
d.	to set and pay the compensation for any advisors employed by the Audit Committee.

The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

The Audit Committee shall:

a.	review the audit plan with the Corporation’s external auditors and with management;
b.

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

c.	review with management and with the external auditors material financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;
d.

review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or material accounting issues on which there was a disagreement with management;

e.	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;
f.

review audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods. Without restricting the generality of the foregoing, the committee will discuss with management and the independent auditors to the extent required, any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off balance sheet arrangements, and (c) any going concern qualification.

g.

consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

h.	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;
i.

before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

j.	oversee, any of the financial affairs of the Corporation or its affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

The Audit Committee shall:

a.

evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted and monitor the audit partners’ rotation as required by law.;

b.	consider the recommendations of management in respect of the appointment of the external auditors;
c.

pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors', or the external auditors of affiliates of the Corporation subject to the over-riding principle that the external auditors not being permitted to be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the Securities and Exchange Commission as well as internal audit outsourcing services, financial information systems work and expert services. Notwithstanding, the foregoing the pre-approval of non-audit services may be delegated to a member of the Audit Committee, with any decisions of the member with the delegated authority reporting to the Audit Committee at the next scheduled meeting;

d.

approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

e.

when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

f.

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

The Audit Committee shall establish and maintain procedures for:

a.	the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls, or auditing matters; and
b.	the confidential, anonymous submission by employees of the Corporation or concerns regarding questionable accounting or auditing matters.

The Audit Committee shall review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditors.

The Audit Committee shall review with the Corporation's legal counsel, on no less than an annual basis, any legal matter that could have a material impact on the Corporation's financial statements, and any enquiries received from regulators, or government agencies.

The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years.

	2007	2006	2005
Research and development	9	7	7
Operating	5	5	5
Total	14	12	12

E.	Share Ownership

The following table sets out the share ownership of our directors and offices.

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
Officers
Brad Thompson	652,900	1.58%	15,000	12.15	Dec 14, 2010
			18,000	9.76	Jun 20, 2011
			25,000	7.25	Dec 17, 2011
			50,000	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			59,000	3.33	Aug 5, 2013
			80,000	4.50	Dec 11, 2013
			30,000	8.10	May 28, 2014
			350,000	5.00	Dec 9, 2014
			149,160	2.22	Dec 12, 2017
			786,160			3.42%

Matt Coffey	60,000	**	223,550	0.85	Nov 8, 2009
			15,000	12.15	Dec 14, 2010
			18,000	9.76	Jun 20, 2011
			20,000	7.25	Dec 17, 2011
			37,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			53,500	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	Dec 9, 2014
			33,333	2.22	Dec 12, 2017
			650,883			1.69%

Doug Ball	3,000	**	5,000	0.85	Nov 8, 2009
			250,000	9.50	May 17, 2010
			15,000	12.15	Dec 14, 2010
			27,000	9.76	Jun 20, 2011
			20,000	7.25	Dec 17, 2011
			37,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			37,000	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	Dec 9, 2014
			33,333	2.22	Dec 12, 2017
			674,833			1.61%

Mary Ann Dillahunty	2,201	**	100,000	3.28	Feb 1, 2017
			16,667	2.22	Dec 12, 2007
			116,667			**

Karl Mettinger	2,000	**	200,000	3.18	Sept 23, 2015
			33,333	2.22	Dec 12, 2017
			233,333			**

George Gill	—	**	20,000	7.50	Oct 18, 2011

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
			100,000	1.85	Oct 10, 2012
			17,000	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			7,500	8.10	May 28, 2014
			12,500	5.00	Dec 9, 2014
			16,667	2.22	Dec 12, 2017
			213,667			**

Directors
Bob Schultz	10,000	**	50,000	13.50	Jul 11, 2010
			15,000	12.15	Dec 14, 2010
			9,000	9.76	Jun 20, 2011
			10,000	7.25	Dec 17, 2011
			7,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			34,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			200,500			**

Fred Stewart	24,000	**	30,000	0.85	Nov 8, 2009
			15,000	12.15	Dec 14, 2010
			9,000	9.76	Jun 20, 2011
			10,000	7.25	Dec 17, 2011
			7,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			21,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			167,500			**

Jim Dinning	20,000	**	50,000	6.90	Mar 29, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			105,000			**

Mark Lievonen	3,000	**	50,000	9.38	Apr 5, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			105,000			**

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
Bill Cochrane	6,000	**	47,000	1.79	Nov 4, 2012

			4,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			116,000			**

Ed Levy	5,100	**	50,000	4.10	May 16, 2016
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			77,500			**

Ger van Amersfoort	5,000	**	50,000	3.60	Jun 15, 2016
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			77,500			**

TOTAL:	793,201		3,524,543

** Less than 1% ownership

Notes:

1)	Based on 41,180,748 common shares issued and outstanding on December 31, 2007
2)	Options exercisable to acquire common shares
3)	Ownership percentage assumes aggregate beneficial ownership of common shares and common shares acquirable upon exercise of options

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. The information set forth below is based on 41,180,748 common shares issued and outstanding as of December 31, 2007. To the knowledge of our directors and senior officers, at December 31, 2007, set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over, our common shares carrying more than 5% of the voting rights attached to all our outstanding common shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Shareholder		Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented
The Bank of New York Mellon Corporation, New York, New York	2007	6,512,978	15.81%
	2006	6,761,884	18.51%
	2005	3,716,799	10.25%

The shareholder set forth above does not have different voting rights from the other shareholders.

The following table indicates, as of May 22, 2008, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares issued and Outstanding	Number of U.S. Holders of Record	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
186	41,180,748	50	249,755	0.6%

B.	Related Party Transactions

We have not entered into any related party transactions with the major shareholder disclosed above. We have entered into employment contracts with each of our officers (see Item 6). We have not entered into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

C.	Interests of Experts and Council

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Statements

The financial statements filed as part of this annual report are filed under Item 18.

B.	Significant Changes

There have been no significant changes to our annual financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our Common Shares are traded on the TSX and on the NASDAQ under the symbol "ONC" and “ONCY”, respectivley. The last reported sales price of our common shares on May 22, 2008 on the TSX was Cdn$1.99 and on the NASDAQ Capital Market was $1.95. The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated.

	Common Shares
	NASDAQ		TSX
	High	Low	High	Low

2003	4.60	1.00	6.07	1.53
2004	8.68	3.05	11.45	4.00
2005	5.57	2.51	6.66	2.98

2006	5.16	1.81	6.05	2.11
Quarter 1	5.16	4.04	6.05	4.63
Quarter 2	5.12	2.85	6.00	4.63

Quarter 3	3.27	2.24	3.67	2.52
Quarter 4	2.68	1.81	3.01	2.11

2007	2.90	1.46	3.40	1.50
Quarter 1	2.90	1.82	3.40	2.10
Quarter 2	2.28	1.88	2.59	2.08
Quarter 3	2.04	1.46	2.17	1.50
Quarter 4	2.71	1.72	2.53	2.15
November	2.71	2.17	2.53	2.15
December	2.31	1.72	2.38	1.70

2008	2.1301	1.71	2.15	1.70
January	1.98	1.71	2.02	1.70
February	2.1301	1.94	2.15	1.90
March	1.9894	1.75	1.99	1.74
April	2.038	1.78	2.04	1.79

Market Price Volatility of Common Shares

Market prices for the securities of biotechnology companies, including our securities, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors, such as fluctuations in our operating results, the aftermath of our public announcements, and general market conditions, can have an adverse effect on the market price of our common shares and other securities.

B.	Plan of Distribution

Not Applicable

C.	Markets

Our common shares, no par value, are traded on the NASDAQ Capital Market and the TSX under the symbol “ONCY" and “ONC”, respectively.

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

Articles of Continuance

We are governed by our amended articles of incorporation (the "Articles") under the Business Corporations Act of Alberta (the “Act”) and by our by-laws (the "By-laws"). Our Alberta corporate access number is 207797382. Our Articles provide that there are no restrictions on the business we may carry on or on the powers we may exercise. Companies incorporated under the Act are not required to include specific objects or purposes in their articles or by-laws.

Directors

Subject to certain exceptions, including in respect of voting on any resolution to approve a contract that relates primarily to the director's remuneration, directors may not vote on resolutions to approve a material contract or material transaction if the director is a party to such contract or transaction. The directors are entitled to remuneration as shall from time to time be determined by the Board of Directors with no requirement for a quorum of independent directors. The directors have the ability under the Act to exercise our borrowing power, without authorization of the shareholders. The Act permits shareholders to restrict this authority through a company's articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place for us. Our Articles and By-laws do not require directors to hold shares for qualification.

Rights, Preferences and Dividends Attaching to Shares

The holders of common shares have the right to receive dividends if and when declared. Each holder of common shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each common share held as of such record date at such annual and/or special meeting, including with respect to the election or re-election of directors. Subject to the provisions of our By-laws, all directors may, if still qualified to serve as directors, stand for re-election. The numbers of our Board of Directors are not replaced at staggered intervals but are elected annually.

On a distribution of assets on a winding-up, dissolution or other return of capital (subject to certain exceptions) the holders of common shares shall have a right to receive their pro  rata share of such distribution. There are no sinking fund or redemption provisions in respect of the common shares. Our shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

No other classes of shares are currently permitted to be issued.

Action Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a meeting of that class's shareholders.

Annual and Special Meetings of Shareholders

Under the Act and our By-laws, we are required to mail a Notice of Meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the U.S. Subject to certain provisions of the By-laws, a quorum of two or more shareholders in person or represented by proxy holding or representing by proxy not less than five (5%) percent of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

Limitations on the Rights to Own Shares

The Articles do not contain any limitations on the rights to own shares. Except as described below, there are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Articles and By-laws with respect to our common shares.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within 10 days from the day on which the change takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

•	delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;
•	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;
•	requiring disclosure of share ownership; or
•	governing changes in capital, where such provisions are more stringent than those required by law.

C.	Material Contracts

We have employment contracts with each of our officers as summarized in Item 6b. Other than these employment contracts, we have not entered into any other contract other than in the ordinary course of business over the last two years.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed below in Section E,  Taxation.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our company, except that the Investment Canada Act (the "Investment Canada Act") may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of our Company by a "non-Canadian."

Investment Canada Act

Under the Investment Canada Act, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the Minister of Industry and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of "net benefit to Canada". If a transaction is subject to review (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of Industry Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. Direct acquisitions of control of most Canadian businesses by or from World Trade Organization ("WTO") investors are reviewable under the Investment Canada Act only if, in the case of an acquisition of voting securities, the value of the worldwide assets of the Canadian business or, in the case of an acquisition of substantially all the assets of a Canadian business, the value of those assets exceed C$295 million for the year 2008 (this figure is adjusted annually to reflect inflation). Indirect acquisitions (e.g., an acquisition of a U.S. corporation with a Canadian subsidiary) of control of such businesses by or from WTO investors are not subject to review, regardless of the value of the Canadian businesses' assets. Significantly lower review thresholds apply where neither the investor nor the Canadian business is WTO investor controlled or where the Canadian business is engaged in uranium mining, certain cultural businesses, financial services or transportation services.

Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to Industry Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of its implementation.

Competition Act

The Competition Act (Canada) (the "Competition Act") requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the "Commissioner") in respect of proposed transactions that exceed certain financial and other thresholds. If a proposed transaction is subject to pre-merger notification, a pre-merger notification filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the transaction may be completed. The parties to a proposed transaction may choose to submit either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). However, where the parties choose to submit a short-form filing, the Commissioner may, within 14 days, require that the parties submit a long-form filing, in which case the proposed transaction generally may not be completed until 42 days after the long-form filing is submitted by the parties.

The Commissioner may, upon request, issue an advance ruling certificate ("ARC") in respect of a proposed transaction where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, the transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

If the Commissioner is unwilling to issue an ARC, she may nevertheless issue a "no action" letter waiving notification and confirming that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to initiate proceedings should circumstances change.

Regardless of whether pre-merger notification is required, the Commissioner may apply to the Competition Tribunal (a special purpose tribunal) for an order under the merger provisions of the Competition Act. If the Competition Tribunal finds that the transaction is or is likely to prevent or lessen competition substantially, it may order that the parties not proceed with the transaction or part of it or, in the event that the transaction has already been completed, order its dissolution or the disposition of some of the assets or shares involved. In addition, the Competition Tribunal may, with the consent of the person against whom the order is directed and the Commissioner, order that person to take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition that the Competition Tribunal determines would or would likely result from the transaction.

E.	Taxation

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our common shares who, at all relevant times, for purposes of the Income Tax  Act (Canada) (the "Canadian Tax Act") deals at arm's length with, and is not affiliated with, us, holds its common shares as capital property and does not use or hold and is not deemed to use or hold such common shares in carrying on a business in Canada and who, at all relevant times, for purposes of the Canadian Tax Act and the Canada-U.S. Income Tax Convention (the "U.S. Treaty") is resident in the U.S., is not, and is not deemed to be, resident in Canada and is eligible for benefits under the U.S. Treaty (a "U.S. holder"). Special rules, which are not discussed in this summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere. Limited liability companies ("LLCs") that are not taxed as corporations pursuant to the provisions of the [Canadian tax code] do not qualify as resident in the U.S. for purposes of the U.S. Treaty. Under changes to the U.S. Treaty proposed in the Fifth Protocol to the U.S. Treaty, dated September 21, 2007 but not yet in force (the "Protocol"), a resident of the United States who is a member of such an LLC will generally be entitled to claim treaty benefits in respect of income, profits or gains derived through the LLC. Such entitlement will commence on the first day of the second month that begins after the Protocol enters into force for withholding tax, and on the first day of the calendar year beginning after the calendar year in which the Protocol enters into force for other taxes. The Protocol will also introduce limitation on benefits rules that will restrict the ability of certain persons who are resident in the United States to claim any or all benefits under the U.S. Treaty. Residents of the United States should consult their own tax advisors with respect to their eligibility for benefits under the U.S. Treaty, having regard to the Protocol.

This summary is based upon the current provisions of the U.S. Treaty, the Canadian Tax Act and the regulations thereunder and our understanding of the current administrative policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the U.S. Treaty, the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary does not otherwise take into account or anticipate changes in law or administrative practice, whether by judicial, regulatory, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice generally or to any particular holder. U.S. Holders should consult their own tax advisors with respect to their own particular circumstances.

Gains on Disposition of Common Shares

In general, a U.S. holder will not be subject to Canadian tax on capital gains arising on the disposition of such holder's common shares unless the common shares are "taxable Canadian property" to the U.S. holder and are not "treaty-protected property".

Generally, a common share will not be taxable Canadian property to a U.S. holder at a particular time; provided that (1) such common share is listed on a prescribed stock exchange or, under the Tax Proposals, a designated stock exchange (both of which currently include the NASDAQ and the TSX), (2) the U.S. holder, persons with whom the U.S. holder does not deal with at arm's length, or the U.S. holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of our company at any time during the 60-month period that ends at that time, and (3) the common share is not otherwise deemed to be taxable Canadian property for purposes of the Canadian Tax Act.

common shares will be treaty-protected property where the U.S. holder is exempt from Canadian income tax on the disposition of common shares because of the U.S. Treaty. common shares owned by a U.S. holder will generally be treaty-protected property where the value of the common shares is not derived principally from real property situated in Canada.

Dividends on Common Shares

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the common shares to a U.S. holder that is the beneficial owner of such dividends will generally be subject to non-resident withholding tax under the Canadian Tax Act and the U.S. Treaty at the rate of (1) 5% of the amounts paid or credited if the U.S. holder is a company that owns (or is deemed to own) at least 10% of our voting stock or (2) 15% of the amounts paid or credited in all other cases. The rate of withholding under the Canadian Tax Act in respect of dividends paid to non-residents of Canada is 25% where no tax treaty applies.

U.S.  Federal Income Taxation

F. U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Notice Pursuant To IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F. Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares acquired in this offering that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the U.S.; or (j) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below). Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it qualified as a PFIC for the taxable year ended December 31, 2007, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for subsequent taxable years. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” under Section 957 of the Code or a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not regularly traded on a public exchange or other market approved by the Secretary of the Treasury and either is a “controlled foreign corporation” or makes an election). “Gross income” generally means all revenues less cost of goods sold. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of the common shares or income recognized by a U.S. Holder on an actual distribution received on the common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2007, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for subsequent taxable years. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section  1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the

QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

For each taxable year that Oncolytics qualifies as a PFIC, Oncolytics will make available to each U.S. Holder that has made a QEF Election, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to Oncolytics.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F.	Dividends and Paying Agents

Not Applicable

G.	Statements by Experts

Not Applicable

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 210 – 1167 Kensington Crescent, NW, Calgary, Alberta, Canada, T2N 1X7, Attention: Doug Ball. Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolytics.ca.

I.	Subsidiary Information

The Company currently does not have any active subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Credit risk

Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but do not anticipate such non-performance. The maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of our excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2007 are as follows:

	U.S. dollars $	British pounds £
Cash and cash equivalents	354,435	34,326
Accounts payable	138,183	122,167
	216,252	(87,841)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in note 6 to the unaudited financial statements.

Accounts payable are all due within the current operating period.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.	Modification of Instruments Defining Rights of Security Holders.

Not Applicable

B.	Modification or Issuance of Other Class of Securities.

Not Applicable

C.	Withdrawal or Substitution of Security

Not Applicable

D.	Change of Trustee or Paying Agent

Not Applicable

E.	Use of Proceeds

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

It is the conclusion of our Chief Executive Officer and Chief Financial Officer that our Company's disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report, are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, including a reconciliation to U.S. GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

C.	Attestation report of the register public accounting firms

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2007. In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor Attestation Report is included in the Ernst & Young LLP Independent Auditor’s Report, included in the Company’s financial statements, beginning on page F-1 of this annual report on Form 20-F.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the Audit Committee members, Fred Stewart, Robert Schultz and Jim Dining, is a financial expert.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics for our CEO, CFO and Accounting Officer that applies to our CEO, CFO, and Controller. A copy of this Code of Ethics may be found on the Company’s website at http://www.oncolyticsbiotech.com. Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 210 – 1167 Kensington Crescent, NW, Calgary, Alberta, Canada, T2N 1X7, Attention: Doug Ball. Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolytics.ca.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2007, 2006, and 2005, Ernst & Young LLP received the following fees:

December 31,
Item	2007 $	2006 $	2005 $
Audit fees	50,825	79,900	63,500
Audit-related fees (1),(3),	82,628	32,260	20,250
Tax fees (2)	11,608	8,214	9,048
All other fees (4)	146,893	—	—

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.
2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.
3)	Includes fees associated with matters relating to the prospectus offerings in 2007.
4)	Includes fees associated with the examination and anticipated expansion of our corporate structure.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young, LLP for the audit of our annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

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

All Other Fees

Other fees are for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-30.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Exhibit No.	Description
Constating Documents
1.1*	Articles of Incorporation
1.2*	By-laws

Material Contracts
4.1	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Previously filed with the SEC on Form 20-F on June 14, 2002.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  May  22, 2008

Oncolytics Biotech Inc.

/s/ Brad Thompson ________________________________	/s/ Doug Ball __________________________________
Brad Thompson, Ph.D	Doug Ball, CA
Chief Executive Officer	Chief Financial Officer

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Financial Statements

Oncolytics Biotech Inc.

December 31, 2007 and 2006

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying financial statements have been properly prepared with reasonable limits of materiality and within the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer will certify to our annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements and MD&A before they are presented to the Board of Directors for approval.

/s/ Brad Thompson	/s/ Doug Ball

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

Oncolytics Biotech Inc.

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

To the Board of Directors and Shareholders of

Oncolytics Biotech Inc.

We have audited the Consolidated Balance Sheets of Oncolytics Biotech Inc. as at December 31, 2007, and 2006 and the Consolidated Statements of loss and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007, and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, and the cumulative period from inception on April 2, 1998, in accordance with Canadian Generally Accepted Accounting Principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2008 expressed an unqualified opinion thereon.

Calgary, Canada

April 18, 2008

Chartered Accountants

Oncolytics Biotech Inc.

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

Under the Standards of the Public Company Accounting Oversight Board (United States)

To the Board of Directors and Shareholders of

Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oncolytics Biotech Inc. as at December 31, 2007 and 2006 and the consolidated statements of loss and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007, and for the cumulative period from inception on April 12, 1998, and our report dated April 18, 2008, expressed an unqualified opinion thereon.

Calgary, Canada

April 18, 2008

Chartered Accountants

Oncolytics Biotech Inc.

BALANCE SHEETS

As at December 31

	2007 $	2006 $
ASSETS
Current
Cash and cash equivalents	6,715,096	3,491,511
Short-term investments [note 16]	18,498,733	24,122,237
Accounts receivable	80,085	84,003
Prepaid expenses	260,300	638,540
	25,554,214	28,336,291
Property and equipment [note 5] Intellectual property [note 6]	201,103 5,026,540	149,596 5,079,805
	30,781,857	33,565,692
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	2,821,227	2,616,421
Alberta Heritage Foundation loan [notes 3 and 7]	—	150,000
Commitments and contingency [notes 7, 8, 9 and 15]
Shareholders' equity
Share capital [note 10]
Authorized: unlimited
Issued: 41,180,748 (2006 – 36,520,748)	92,759,665	83,083,271
Warrants [note 10]	5,346,260	4,216,740
Contributed surplus [notes 2, 10, 11 and 12]	10,376,962	8,529,326
Deficit [note 4]	(80,522,257)	(65,030,066)
	27,960,630	30,799,271
	30,781,857	33,565,692

See accompanying notes

On behalf of the Board:	/s/ Fred Stewart	/s/ Jim Dinning

Director	Director

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND COMPREHESIVE LOSS

For the periods ended December 31

	2007 $	2006 $	2005 $	Cumulative from inception on April 2, 1998 to December 31, 2007 $
Revenue
Rights revenue	—	—	—	310,000
	—	—	—	310,000
Expenses
Research and development [note 9]	11,315,088	10,535,689	9,308,977	54,536,282
Operating	3,987,688	3,630,144	3,083,372	20,758,269
Stock based compensation [note 11]	539,156	403,550	64,104	4,704,805
Foreign exchange loss	8,862	35,270	253,608	657,710
Amortization – intellectual property	962,427	874,043	786,459	4,999,261
Amortization – capital assets	40,714	52,637	69,532	448,397
	16,853,935	15,531,333	13,566,052	86,104,724
Loss before the following	16,853,935	15,531,333	13,566,052	85,794,724
Interest income	(1,211,744)	(1,233,809)	(783,456)	(6,014,749)
Gain on sale of BCY LifeSciences Inc. [note 20]	—	—	(765)	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Loss before income taxes	15,642,191	14,297,524	12,781,831	81,637,257
Future income tax recovery [notes 14 and 19]	—	—	—	(1,115,000)
Net loss and comprehensive loss for the period	15,642,191	14,297,524	12,781,831	80,522,257
Basic and diluted loss per share [note 13]	(0.39)	(0.39)	(0.39)

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS

For the periods ended December 31

	2007 $	2006 $	2005 $	Cumulative from inception on April 2, 1998 to December 31, 2007 $
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	(15,642,191)	(14,297,524)	(12,781,831)	(80,522,257)
Add/ (deduct) non-cash items
Amortization – intellectual property	962,427	874,043	786,459	4,999,261
Amortization – capital assets	40,714	52,637	69,532	448,397
Stock based compensation [note 11]	539,156	403,550	64,104	4,704,805
Other non-cash items [note 19]	—	—	224,508	1,383,537
Net change in non-cash working capital [note19]	530,300	811,922	584,766	2,435,221
Cash used in operating activities	(13,569,594)	(12,155,372)	(11,052,462)	(66,551,036)
INVESTING ACTIVITIES
Intellectual property	(852,498)	(842,610)	(1,033,035)	(6,351,778)
Capital assets	(92,221)	(35,837)	(61,309)	(715,569)
Purchase of short-term investments	(949,496)	(1,035,427)	(22,195,253)	(49,068,963)
Redemption of short-term investments	6,573,000	13,808,000	6,656,746	30,151,746
Investment in BCY LifeSciences Inc.	—	—	7,965	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343
Cash provided by (used in) investing activities	4,678,785	11,894,126	(16,624,886)	(22,987,619)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	51,000	241,400	3,384,787	15,259,468
Proceeds from private placements	—	—	15,395,402	38,137,385
Proceeds from public offerings	12,063,394	—	—	42,856,898
Cash provided by financing activities	12,114,394	241,400	18,780,189	96,253,751
Net increase (decrease) in cash and cash equivalents during the period	3,223,585	(19,846)	(8,897,159)	6,715,096
Cash and cash equivalents, beginning of the period	3,491,511	3,511,357	12,408,516	—
Cash and cash equivalents, end of the period	6,715,096	3,491,511	3,511,357	6,715,096
Cash interest received	1,392,866	940,100	993,097

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

1.	INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

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

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. This amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares, sales of the Company’s shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to its shareholders (see note 20). As a result, SYNSORB no longer has any ownership in the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 21. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

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

December 31, 2007 and 2006

Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease

Intellectual property

Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over the shorter of seventeen years or the estimated useful life (currently estimated to be ten years) and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the period.

Research and development costs

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

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

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

Stock based compensation

Officers, Directors and Employees

Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for employee awards granted under its stock option plan (see note 11). The Company calculates the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight line basis. Previously, the intrinsic value method was used. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

	2007 $	2006 $	2005 $

Reported net loss	15,642,191	14,297,524	12,781,831
Compensation expense	—	—	983
Pro forma net loss	15,642,191	14,297,524	12,782,814
Reported basic and diluted net loss per share	(0.39)	(0.39)	(0.39)
Pro forma basic and diluted net loss per share	(0.39)	(0.39)	(0.39)

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

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Adoption of New Accounting Policies

Financial Instruments

On January 1, 2007, the Company adopted, without restatement, CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” and Section 1530 “Other Comprehensive Income”. Pursuant to the transitional provisions of Section 3855, the Company classified its short-term investments as held-to-maturity fixed income securities and recorded its Alberta Heritage Foundation interest free loan at fair value. As a result, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.

Financial Assets

Financial assets are comprised of cash and cash equivalents, accounts receivable (mainly goods and service tax receivable), and short-term investments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and interest bearing deposits with the Company’s bank.

Short-term investments

The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments can be classified as held-for-trading, available-for-sale or held-to-maturity. Currently, the Company has classified all of its short-term investments as held-to-maturity as it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Financial Liabilities

Financial liabilities are comprised of trade accounts payable and accrued liabilities.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Standards (“IFRS”). The Company will need to begin reporting under IFRS in the first quarter of 2011with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed. The Company is currently assessing the impact of these standards on its financial statements.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Capital Disclosures

The CICA has issued new accounting recommendations for capital disclosures which require disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies, and processes for managing capital. These recommendations are effective for the Company beginning January 1, 2008.

Disclosure and Presentation of Financial Instruments

The CICA has issued new accounting recommendations for disclosure and presentation of financial instruments which require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed. These recommendations are effective for the Company beginning January 1, 2008.

Goodwill and Intangible Assets

The CICA has issued new accounting recommendations for the treatment of goodwill and intangible assets that are intended to reduce the differences between IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of these recommendations are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting these recommendations.

4.	DEFICIT

Amount $
Balance, December 31, 2005	50,732,542
Net loss for the year	14,297,524
Balance, December 31, 2006	65,030,066
Adjustment – Alberta Heritage Foundation loan [notes 3 and 7]	(150,000)
Net loss and comprehensive loss for the year	15,642,191
Balance, December 31, 2007	80,522,257

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

5.	PROPERTY AND EQUIPMENT
	2007
	Cost $	Accumulated Amortization $	Net Book Value $
Medical equipment	100,816	21,016	79,800
Office equipment	34,965	22,445	12,520
Office furniture	99,730	61,860	37,870
Computer equipment	202,845	131,932	70,913
Leasehold improvements	99,830	99,830	—
	538,186	337,083	201,103
	2006
	Cost $	Accumulated Amortization $	Net Book Value $
Medical equipment	30,201	11,382	18,819
Office equipment	32,818	19,758	13,060
Office furniture	97,160	55,999	41,161
Computer equipment	185,955	109,399	76,556
Leasehold improvements	99,830	99,830	—
	445,964	296,368	149,596
6.	INTELLECTUAL PROPERTY
	2007
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	10,025,799	4,999,259	5,026,540

	2006
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	9,116,637	4,036,832	5,079,805

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

7.	ALBERTA HERITAGE FOUNDATION LOAN

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

8.	COMMITMENTS

The Company is committed to payments totaling $960,000 during 2008 for activities related to its clinical trial program and collaborations.

The Company is committed to monthly rental payments (excluding the Company’s portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.

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

As of December 31, 2007, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

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

10.	SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options	76,922	77	—	—
	2,222,222	81	—	—
July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—
Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	—	—
Balance, December 31, 2000	17,488,805	21,602,937	—	—
Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—
Balance, December 31, 2001	19,191,395	23,812,953	—	—
Issued on exercise of stock options	40,000	34,000	—	—

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Issued:	Shares		Warrants
Issued on acquisition of the interest in Transition Therapeutics Inc.	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—
Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement(k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004 public offering(l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 9]	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	—	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—
Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement(m)	3,200,000	14,176,000	1,920,000	2,908,800

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Issued:	Shares		Warrants
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	—	—	(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500	—	—
Share issue costs	—	(1,689,398)	—	—
Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	—	—
Expired warrants	—	—	(112,800)	(213,192)
Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public offering (n)	4,600,000	11,362,000	2,300,000	2,438,000
Exercise of options	60,000	51,000	—	—
Expired warrants	—	—	(752,000)	(1,308,480)
Share issue costs		(1,736,606)	—	—
Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260

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

December 31, 2007 and 2006

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

(i)

Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425, respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

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

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.>

(k)

Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50,respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(l)

Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $1,063,890. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(m)

Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, the Company issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(n)

Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. The ascribed value was determined using the relative fair value method. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,736,606.

The following table summarizes the weighted average assumptions used in the Black Scholes Model with respect to the valuation of warrants and broker warrants issued in those years:

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

	2007	2006	2005	2004	2003	2002

Risk-free interest rate	4.08%	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	3.00	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	63%	—	66%	71%	72%	57%
Dividend yield	Zero	—	Zero	Zero	Zero	Zero

The following table summarizes the Company’s outstanding warrants as at December 31, 2007:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)
$3.50	—	2,300,000	—	—	2,300,000	2.15
$5.65	320,000	—	—	—	320,000	1.00
$6.15	1,600,000	—	—	—	1,600,000	1.00
$8.00	752,000	—	—	752,000	—	—
	2,672,000	2,300,000	—	752,000	4,220,000	1.38
11.	STOCK BASED COMPENSATION

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2007		2006
	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $
Outstanding at beginning of year	3,537,950	4.88	3,634,550	4.66
Granted during year	532,543	2.43	187,400	3.08
Cancelled during year	(140,000)	2.90	—	—
Exercised during year	(60,000)	0.85	(284,000)	0.85
Outstanding at end of year	3,870,493	4.61	3,537,950	4.88
Options exercisable at end of year	3,661,943	4.69	3,355,450	4.98

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2007:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.75 - $1.00	258,550	1.8	0.85	258,550	0.85
$1.65 - $2.37	790,943	8.1	2.10	769,893	2.10
$2.70 - $3.33	800,250	6.4	3.15	625,250	3.13
$4.00 - $5.00	1,208,250	6.8	4.86	1,195,750	4.86
$6.77 - $9.76	684,500	4.1	8.67	684,500	8.67
$12.15 - $13.50	128,000	2.8	12.69	128,000	12.69
	3,870,493	6.1	4.62	3,661,943	4.70

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 3,992,075 common shares for issuance relating to outstanding stock options.

As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $539,156 (2006 – $403,550; 2005 – $43,886) and $nil (2006 - $nil; 2005 – $20,218) respectively with an offsetting credit to contributed surplus.

The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2007	2006	2005

Risk-free interest rate	3.91%	4.08%	3.27%
Expected hold period to exercise	3.5 years	3.5 years	3.5 years
Volatility in the price of the Company’s shares	56%	63%	64%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$0.94	$1.46	$1.51

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

12.	CONTRIBUTED SURPLUS

The following table summarizes the change in contributed surplus as at and for the year ended December 31:

	2007	2006
Balance, beginning of year	8,529,326	7,912,584
Stock based compensation	539,156	403,550
Expired warrants	1,308,480	213,192
Exercise of stock options	—	—
Balance end of year	10,376,962	8,529,326
13.	LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2007 of 40,428,825 (2006 – 36,346,266; 2005 – 32,804,540). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

14.	INCOME TAXES

The recovery of income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	2007 $	2006 $	2005 $
Loss before income taxes	(15,642,191)	(14,297,524)	(12,781,831)
Statutory Canadian corporate tax rate	32.12%	29.00%	33.60%
Anticipated tax recovery	(5,024,272)	(4,146,282)	(4,294,695)
Non-taxable portion of net capital loss (gain)	—	—	(129)
Employee stock based compensation	156,355	117,030	21,539
Change in tax rate	465,321	2,276,597	102,309
Tax return adjustment	(314,156)	(5,414)	78,995
Non-deductible expenses	9,311	10,440	8,113
Change in valuation allowance	4,707,441	1,747,629	4,083,868
Future income tax recovery	—	—	—

As at December 31, 2007, the Company has non-capital losses for income tax purposes of approximately $56,112,000 which are available for application against future taxable income and expire

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

in 2008 ($2,898,000), 2009 ($4,483,000), 2010 ($4,483,000), 2014 ($9,075,000), 2015 ($11,550,000), 2026 ($11,103,000) and 2027 (12,520,000). As of December 31, 2007, the Company has non-refundable federal investment tax credits of approximately $3,054,000 (2006 - $2,170,000) which are available to reduce future taxes payable. The Company has unclaimed scientific research and experimental development expenditures available to reduce future year’s taxable income of approximately $13,504,000 (2006 - $9,325,000) over an indefinite future period. The Company has not recorded the potential benefits of these tax pools in the financial statements.

The components of the Company’s future income tax asset are as follows:

	2007 $	2006 $
Non-capital loss carryforwards	16,045,857	13,378,880
Scientific research and development	3,376,086	2,704,290
Investment tax credits	2,290,784	1,540,443
Net capital loss carryforwards	249,189	244,966
Undepreciated capital costs in excess of book value of capital assets and intellectual property	727,205	553,156
Share issue costs	523,919	428,965
Valuation allowance	(23,213,040)	(18,850,700)
Future tax asset	—	—

15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company’s corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under the Company’s existing insurance policies.

There is no pending litigation or proceeding involving any officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

16.     SHORT-TERM INVESTMENTS

Short-term investments, consisting of Government of Canada treasury bills, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to the Company’s interest bearing bank account with limited risk to the principal invested. The Company also intends to match the maturities of these short-term investments with the cash requirements of the Company’s activities.

	Original Cost	Accrued Interest	Carrying Value	Fair Value	Effective Interest Rate
December 31, 2007
Short-term investments	18,230,340	268,393	18,498,733	18,499,173	4.26%

December 31, 2006
Short-term investments	23,672,719	449,518	24,122,237	24,124,810	3.95%

Fair value is determined by using published market prices provided by the Company’s investment advisor.

17.  FINANCIAL INSTRUMENTS

Financial instruments of the Company consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. As at December 31, 2007, there are no significant differences between the carrying values of these amounts and their estimated market values.

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

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian, U.S. and U.K. currencies. To manage its foreign exchange risk, the Company, from time to time, acquires short-term investments denominated in these securities.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

18.	ECONOMIC DEPENDENCE

The Company contracts the production and currently receives its supply of REOLYSIN® for use in its clinical trial program from one toll manufacturer based in the U.K. The Company is in the process of transferring its technology it another toll manufacturer in the U.S., but has not produced clinical grade REOLYSIN® from this second toll manufacturer. As a result, any significant disruption of the services provided by the Company’s toll manufacturer in the U.K. has the potential to delay the progress of the Company’s clinical trial program.

19.	ADDITIONAL CASH FLOW DISCLOSURE

Net Change In Non-Cash Working Capital

	2007 $	2006 $	2005 $	Cumulative from inception on April 2, 1998 to December 31, 2007 $
Change in:
Accounts receivable	3,918	(36,613)	377	(80,085)
Prepaid expenses	378,240	(98,172)	(290,003)	(260,300)
Accounts payable and accrued liabilities	204,806	923,940	743,223	2,821,227
Change in non-cash working capital	586,964	789,155	453,597	2,480,842
Net change associated with investing activities	(56,664)	22,767	131,169	(45,621)
Net change associated with operating activities	530,300	811,922	584,766	2,435,221

Other Non-Cash Items	2007 $	2006 $	2005 $	Cumulative from inception on April 2, 1998 to December 31, 2006 $
Foreign exchange loss	—	—	159,204	425,186
Donation of medical equipment	—	—	66,069	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	(765)	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 9]	—	—	—	150,000
Future income tax recovery	—	—	—	(1,115,000)
	—	—	224,508	1,383,537

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

20.	BCY LIFESCIENCES INC.

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY Life Sciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus. On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After these transactions, the Company held a total of 2,394,445 BCY shares which were all subsequently sold for net cash proceeds of $591,725 recording a gain on sale of investment of $299,403.

21.	RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

		Year Ended December 31			Cumulative from inception on April 2, 1998 to December 31, 2007 $
	Notes	2007 $	2006 $	2005 $
Net loss - Canadian GAAP	(2)	15,642,191	14,297,524	12,781,831	80,522,257
Amortization of intellectual property	(1)	(361,500)	(361,500)	(361,500)	(3,072,750)
Future income tax recovery	(1)	—	—	—	1,115,000
Net and comprehensive loss – U.S. GAAP		15,280,691	13,936,024	12,420,331	78,564,507
Basic and diluted loss per common share – U.S. GAAP		(0.38)	(0.38)	(0.38)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Balance sheet items in accordance with U.S. GAAP are as follows:

		December 31, 2007		December 31, 2006
	Notes	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Intellectual property	(1)	5,026,540	4,484,290	5,079,805	4,176,055
Future income taxes	(1)	—	—	—	—
Contributed surplus	(1)	10,376,962	7,876,962	8,529,326	6,029,326
Deficit	(1)	80,522,257	78,564,507	65,030,066	63,433,816
1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under U.S. GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statements of loss. As a result, stock based compensation on the statement of loss would be reduced by $539,156 in 2007 (2006 – $403,550; 2005 - $64,104) and research and development and operating expenses would increase by $375,156 and $164,000, respectively (2006 – $131,890 and $271,660, respectively; 2005 – $59,974 and $4,130, respectively). Cumulative from inception stock based compensation would be reduced by $4,704,805 and cumulative from inception research and development and operating expenses would increase by $2,671,085 and $2,033,720, respectively. There is no impact on the Company’s net loss.

Stock Based Employee Compensation

On January 1, 2003, the Company prospectively adopted the fair value based method for its employee options (see note 3). Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted subsequent to this date.

In 2002, the Company applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Prior to January 1, 2002, for U.S. GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The following additional pro-forma disclosure would be provided under U.S. GAAP with respect to the fair value of employee options granted prior to January 1, 2002. The fair value for these options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions:

2001
Risk free interest rate	5.0%
Dividend yield	0%
Volatility factors of expected market price	87%
Weighted average expected life of the options	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception.

		2007 $	2006 $	2005 $
Net Loss	Pro forma – Canadian GAAP	15,642,191	14,297,524	12,782,814
	As reported – US GAAP	15,280,691	13,936,024	12,420,331
	Pro forma – US GAAP	15,280,691	13,936,024	12,421,314
Basic and diluted net loss per common share	Pro forma – Canadian GAAP ($/share)	(0.39)	(0.39)	(0.39)
	As reported – US GAAP	(0.38)	(0.38)	(0.38)
	Pro forma – US GAAP ($/share)	(0.38)	(0.38)	(0.38)

Additional Stock Based Payment Disclosure

As at December 31, 2007, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $222,018 and $222,018, respectively. The total intrinsic value of the options exercised in 2007 was $90,000 (2006 –$618,960; 2005 – $1,223,400).

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

A summary of the Company’s non-vested options as at December 31, 2007 and changes during the year ended December 31, 2007 is as follows:

	2007
	Stock Options	Weighted Average Grant Date Fair Value $
Non-vested at beginning of year	182,500	1.38
Granted during year	76,050	0.94
Vested during year	(50,000)	1.51
Forfeited during year	—	—
Non-vested at end of year	208,550	1.19

As at December 31, 2007, there was $93,929 of total unrecognized compensation costs related to non-vested stock options granted under the Company’s stock option plan. This cost is expected to be recognized over a weighted average period of 1.48 years. The total fair value of shares vested during the years ended December 31, 2007, 2006, and 2005 was $75,500, $129,276, and $59,630, respectively.

The Company issues shares from treasury to satisfy any exercises of stock options.

Adoption of New Accounting Standard

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109”. FIN 48 establishes a single model to address accounting for uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition.

On January 1, 2007, the Company adopted the provisions of FIN 48. The Company made no adjustments to retained earnings related to adoption, there have been no material changes in the amount of unrecognized tax benefits since adoption, and the Company anticipates no significant changes in the next 12 months.

The tax years 2001 – 2006 remain open for audit examination by the Canadian taxing jurisdictions to which the Company is subject to.

Future Accounting Changes

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements which require or permit fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the effects of adopting this standard.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and held-for-trading securities. SFAS No. 159 is effective as of the beginning of an entity’s fiscal year that begins after November 15, 2007. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.