Form 20-F
period 2008-12-31
ONCOLYTICS BIOTECH INC
filed 2009-03-06
CIK 1129928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of the event requiring this shell company report ________________________

Commission file number 000-31062

ONCOLYTICS BIOTECH INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

Suite 210, 1167 Kensington Crescent, N. W. Calgary, Alberta, T2N 1X7, (403) 670-7377

(Address of principal executive offices)

Doug Ball, info@oncolytics.ca, Suite 210, 1167 Kensington Crescent, N. W. Calgary, Alberta, T2N 1X7, (403) 670-7377

(Name, telephone, email, and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Shares, no par value	Nasdaq, Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 31, 2008: 43,830,748 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐	Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	☐	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare financial statements included in this filing:

U.S. GAAP ☐	International Reporting Standards as issued	☐	Other ☒
by the International Accounting Standards Board

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐	Yes	☒ No

ONCOLYTICS BIOTECH INC.

FORM 20-F

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
ITEM 4. INFORMATION ON THE COMPANY	10
ITEM 4A. UNRESOLVED STAFF COMMENTS	19
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	19
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62
ITEM 8. FINANCIAL INFORMATION	63
ITEM 9. THE OFFER AND LISTING	63
ITEM 10. ADDITIONAL INFORMATION	64
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	77
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	77
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	78
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	78
ITEM 15. CONTROLS AND PROCEDURES	78
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	79
ITEM 16B. CODE OF ETHICS	79
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	80
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	81
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES	81
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS	81
ITEM 16.G. CORPORATE GOVERNANCE	81
ITEM 17. FINANCIAL STATEMENTS	82
ITEM 18. FINANCIAL STATEMENTS	82
ITEM 19. EXHIBITS.	82

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report and the documents attached as exhibits to this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Oncolytics Biotech Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	uncertainty as to our ability to achieve the goals and satisfy assumptions of management;

•	the uncertainties related to the outcome of clinical studies and the long process related to such studies;

•	the need for regulatory approvals to market REOLYSIN® and other products;

•	our need for additional financing which may not be available on acceptable terms or at all;

•	uncertainty as to whether we will be able to complete any licensing, partnering or marketing arrangements for our technologies;

•	uncertainty as to the market acceptance of our products and our ability to generate sufficient revenues to make our products and technologies commercially viable;

•	the intense competition in the biotechnology industry and risks related to changing technology that may render our technology obsolete; and

•	other factors identified under the heading “Risk Factors” in this annual report , and those that are discussed or identified in our other public filings with the SEC.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change, except as required by applicable law.

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

	Canadian Dollars Per U.S. Dollars
	2008	2007	2006	2005	2004
Average for the period	0.9441	0.9348	0.8820	0.8259	0.7697
Low for the period	1.0289	1.0905	0.9099	0.8690	0.8493

For the Month of
	February	January	December	November	October	September
High for the period	0.7758	0.7849	0.7711	0.7779	0.7726	0.9263
Low for the period	0.8202	0.8458	0.8358	0.8696	0.9426	0.9673

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on March 6, 2009 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.2863. Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.    KEY INFORMATION

A.	Selected Financial Data

The following table of selected financial data has been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which have been reconciled with U.S. GAAP in accordance with Item 18 (see note 22 of the audited financial statements). The data is qualified by reference to, and should be read in conjunction with, the audited financial statements, and related notes thereto, prepared in accordance with Canadian GAAP (See Item 18, "Financial Statements"). All dollar amounts are expressed in Canadian dollars.

	2008 $	2007 $	2006 $	2005 $	2004 $
Revenues	—	—	—	—	—

Net loss, Canadian GAAP(2)	17,550,204	15,950,426	14,628,291	13,256,271	13,640,338

Net loss, U.S. GAAP(2)	17,188,704	15,588,926	14,266,791	12,894,771	13,278,838

Basic and diluted loss per share, Canadian GAAP(2), (3), (4)	0.42	0.39	0.40	0.40	0.47

Basic and diluted loss per share, U.S. GAAP(2), (3), (4)	0.42	0.39	0.39	0.39	0.46

Total assets, Canadian GAAP (1), (3), (4)	13,987,195	26,297,567	29,389,636	42,449,038	36,117,793

Total assets, U.S. GAAP(1), (3), (4)	13,806,445	25,755,317	28,485,886	41,183,788	34,491,043

Shareholders’ equity, Canadian GAAP (4)	9,453,084	23,476,340	26,773,217	40,756,556	35,168,536

Shareholders’ equity, U.S. GAAP(4)	9,272,334	22,934,090	25,869,467	39,491,306	33,541,786

Cash dividends declared per share(5)	Nil	Nil	Nil	Nil	Nil

Weighted average number of common shares outstanding	41,369,515	40,428,825	36,346,266	32,804,540	29,028,391

Notes:

1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2008.
2)	Included in net loss and net loss per share is stock based compensation expense of $64,039 (2007 – $539,156; 2006 – $403,550; 2005 – $64,104).
3)

We issued 2,650,000 commons shares for net cash proceeds of $3,421,309 (2007 – 4,660,000 common shares for net cash proceeds of $12,114,394; 2006 – 284,000 common shares for cash proceeds of $241,400; 2005 – 4,321,252 common shares for cash proceeds of $18,780,189).

4)

On April 1, 2008, we early adopted the Canadian Institute of Chartered Accountants Handbook section 3064 “Goodwill and Intangible Assets”. Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement (see Note 3 of the December 31, 2008 audited consolidated financial statements).

5)	We have not declared or paid any dividends since incorporation.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

The products we anticipate manufacturing will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

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

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. We have received Granted Patents in countries throughout the world, including the United States, Canada, Europe, and Japan. We file our Applications for Patent in the United States and under the PCT, allowing us to subsequently file in other jurisdictions. See “Narrative Description—Patent and Patent Application Summary”. Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to, or licensed by, us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

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

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

We are highly dependent on third-party relationships for research and clinical trials.

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

To date, we have not generated sufficient revenues to offset our research and development costs and, accordingly, have not generated positive cash flow or made an operating profit. As of December 31, 2008, we had an accumulated deficit of $102.6 million and we incurred net losses of $17.6 million, $16.0 million, and $14.6 million for the years ended December 31, 2008, 2007, and 2006, respectively. We anticipate that we will continue to incur significant losses during 2009 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

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

Third-Party Risk

In the normal course of our business, we have entered into contractual arrangements with third parties which subject us to the risk that such parties may default on their obligations. Oncolytics may be exposed to third party credit risk through our contractual arrangements with our current contract manufacturer, the institutions which operate our clinical trials, or our contract research organizations and other parties. In the event such entities fail to meet their contractual obligations to Oncolytics, such failures could have a material adverse effect on Oncolytics and our operations.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2008, we had cash and cash equivalents (including short-term investments) of $13.3 million and working capital of approximately $9.0 million. We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

As a result of the weakened global economic situation, Oncolytics, along with all other pharmaceutical research and development entities, may have restricted access to capital, bank debt and equity, and is likely to face increased borrowing costs. Although our business and asset base have not changed, the lending capacity of all financial institutions has diminished and risk premiums have increased. As future operations will be financed out of funds generated from financing activities, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the pharmaceutical industry and our securities in particular.

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favourable to us or our existing shareholders. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may increase substantially and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit our ability to attract and maintain directors and officers as required to conduct our business.

We are dependent on our key employees and collaborators.

Our ability to develop the product will depend, to a great extent, on our ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. We are highly dependent on the principal members of our management staff as well as our advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with us are affected by a number of influences outside of our control. The loss of key employees and/or key collaborators may affect the speed and success of product development.

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

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the British pound (“GBP”). We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

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

On July 1, 2008, we completed an internal reorganization to provide additional international flexibility and promote broadened opportunities for Oncolytics. Pursuant to the internal reorganization we transferred certain assets to our wholly-owned subsidiary, Oncolytics Biotech (Barbados) Inc. (“Oncolytics Barbados”), in consideration for additional shares in the capital of Oncolytics Barbados. The transferred assets consisted of: (a) the rights to certain regulatory submissions; (b) certain non-Canadian patents and patent applications; and (c) certain agreements to which we were a party, including, clinical research management agreements, clinical trial agreements, research agreements and manufacturing agreements. We also granted Oncolytics Barbados permission to use certain other intellectual property rights not transferred by us to Oncolytics Barbados. Concurrently with the asset transfer, the Corporation and Oncolytics Barbados entered into a trust agreement pursuant to which we agreed to hold legal title to the transferred assets with beneficial title remaining with Oncolytics Barbados.

As part of the internal reorganization, the Corporation and Oncolytics Barbados also entered into a research and development agreement on July 1, 2008 pursuant to which we agreed to provide certain services to Oncolytics Barbados, including: conducting research and development related to the transferred assets; coordinating clinical trials and the handling of data generated by such trials; pursuing regulatory approvals as required; coordinating the filing, prosecution and maintenance of patent applications and patents; and coordinating the development and implementation of manufacturing processes.

In December 2009, we incorporated a Delaware company, Oncolytics Biotech (U.S. ) Inc.  As at December 31, 2008, there was no ongoing activity in this subsidiary.

On March 2, 2009 we entered into an agreement to acquire an inactive private company ("PrivateCo"), pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). PrivateCo does not actively carry on any business operations, has accumulated tax losses from its previous development business, and is expected to have approximately $2.3 million in net cash available at the closing of the transaction.

Under the terms of the Arrangement, we will issue common shares of Oncolytics at an exchange ratio calculated based upon an agreed premium to PrivateCo's net cash per share at closing and using an ascribed price per common share of Oncolytics of $1.69 (which is based on the 20 day volume weighted average trading price of Oncolytics shares on the Toronto Stock Exchange up to and including March 2, 2009). Completion of this transaction is subject to a number of conditions including receipt of all necessary shareholder, court and regulatory approvals. The acquisition is expected to close in April 2009.

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

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes clinical trials which we sponsor directly along with clinical trials that are being sponsored by the U.S. National Cancer Institute (“NCI”). Our clinical trial program includes human trials using REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Clinical Trial Chart

The following chart shows the clinical trials that we have sponsored:

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Approved to Commence
REO 015	Intravenous administration in combination with paclitaxel and carboplatin	Phase II head and neck	United States	Ongoing
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Ongoing

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Approved to Commence
REO 012	Intravenous administration in combination with cyclophosphamide	Phase I/II pancreatic, lung, ovarian	United Kingdom	Ongoing
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	Phase I/II melanoma, lung, ovarian	United Kingdom	Ongoing
REO 010	Intravenous administration in combination with docetaxel	Phase I/II bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Ongoing
REO 009	Intravenous administration in combination with gemcitabine	Phase I/II pancreatic, lung, ovarian	United Kingdom	Ongoing
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Ongoing
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Ongoing
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 005	Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 200 patents including 31 U.S. patents. We had over 190 patent applications filed in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

Litigation or other proceedings may also be necessary to enforce or defend our proprietary rights and patents. To determine who was first to make an invention claimed in a United States patent application or patent and thus be entitled to a patent, the United States Patent and Trademark Office, or USPTO, can declare an interference proceeding. In Europe, patents can be revoked through opposition or nullity proceedings. In the United States patents may be revoked or invalidated in court actions or in re-examination proceedings in the USPTO. Such litigation or proceedings could result in substantial cost or distraction to us, or result in an adverse decision as to our or our licensors’ patent applications and patents. We are not currently involved in any interference proceedings, re-examination proceedings, opposition or nullity proceedings or any court actions concerning our patent applications and patents. We may be involved in such proceedings in the future.

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

•

Pharmacological Studies (or Phase I Clinical Trials) - Pharmacological studies are designed to assess the potential harmful or other side effects that an individual receiving the therapeutic compound may experience. These studies, usually short in duration, are often conducted with healthy volunteers or actual patients and use up to the maximum expected therapeutic dose.
•

Therapeutic Studies (or Phase II and III Clinical Trials) - Therapeutic studies are designed primarily to determine the appropriate manner for administering a drug to produce a preventive action or a significant beneficial effect against a disease. These studies are conducted using actual patients with the condition that the therapeutic is designed to remedy.

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

Market and Competition

According to estimates for 2008 from the American Cancer Society, 1.4 million Americans are expected to be diagnosed with cancer in the year, and 565,650 Americans are forecast to die of cancer. In the United States cancer accounts for 25% of all deaths, second only to heart disease. In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3.

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

We face substantial competition in the development of products for cancer and other diseases. This competition from other manufacturers of the same types of products and from manufacturers of different types of products designed for the same uses is expected to continue in both U.S. and international markets. Oncolytic virus therapies, our primary focus area, is rapidly evolving areas in the biotechnology industry and are expected to undergo many changes in the coming years as a result of technological advances. We are currently aware of a number of groups that are developing oncolytic virus therapies including early-stage and established biotechnology companies, pharmaceutical companies, academic institutions, government agencies and research institutions. We face competition from these groups in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies. It is possible that our competitors could achieve earlier market commercialization, could have superior patent protection, or could have safer, more effective or more cost-effective products. These factors could render our potential products less competitive, which could adversely affect our business.

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

On December 31, 2008, we had two wholly-owned subsidiaries; Oncolytics Biotech (Barbados) Inc., a Barbados Company, and Oncolytics Biotech (US) Inc., a Delaware corporation.

D.	Property, Plants and Equipment

We currently lease our head office in Calgary, Alberta, Canada. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current material plans to construct or acquire any facilities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion contains forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2009 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

A.    OPERATING RESULTS

REOLYSIN(r) DEVELOPMENT UPDATE FOR 2008

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

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

Clinical Trial Program

We began 2008 with eight active clinical trials of which seven were being conducted by us and one was being sponsored by the U.S. National Cancer Institute (the “NCI”). During the year, we received approval to commence another three clinical trials and the NCI received approval to commence one additional clinical trial study. We announced positive clinical trial results from three of our co-therapy clinical trials. We ended 2008 with 12 clinical trials, either underway or approved to commence, two of which are sponsored by the NCI, and we announced that we will be pursuing a Phase II/III, randomized trial using the combination of REOLYSIN® with paclitaxel and carboplatin in patients with head and neck cancers.

Clinical Trial – 2008 Results

U.K. Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Clinical Trial

In 2008 we announced positive interim clinical trial results from our U.K. co-therapy trial with paclitaxel and carboplatin and completed patient enrollment in this trial. The interim results were presented as an abstract entitled “Phase I Trial of Oncolytic Reovirus (REOLYSIN®) in Combination with Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers” in the November/December issue of the Journal of Immunotherapy, the official journal of the International Society for Biological Therapy of Cancer (iSBTc). The results in this abstract were further updated with a poster presentation that occurred during the iSBTc annual meeting in November.

The results of the fourteen patients treated as reported by the principal investigator were:

Primary Tumour	REOLYSIN Dose TCID50	Cycles	Best Response
Phase I patients
Melanoma	3x10[9]	2	PD
Squamous cell carcinoma (SCC) head & neck	3x10[9]	8	Clinical CR, SD per CT scan
Peritoneal	3x10[9]	3	PD
Melanoma (eye)	1x10[10]	2	PD
Head & neck	1x10[10]	8	PR
Nasopharynx	1x10[10]	8	PR
Endometrial	3x10[10]	8	SD
SCC nasopharynx	3x10[10]	1	PD
Head & neck (laryngeal carcinoma)	3x10[10]	2	SD
Phase II patients
Nasopharynx	3x10[10]	8*	SD
Nasopharynx with liver mets	3x10[10]	7*	PR
SCC nasolabial fold	3x10[10]	5*	SD
SCC nasopharynx	3x10[10]	4*	PR
SCC nasopharynx	3x10[10]	2*	PD

*still on study. CR=complete response, PR=partial response, SD=stable disease, PD=progressive disease

U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial

In 2008, we announced positive interim clinical trial results from our U.K. co-therapy trial with Docetaxel and completed patient enrollment in this trial. The results were presented as an abstract entitled “A Phase I Study to Evaluate Systemic Wild-Type Reovirus (REOLYSIN®) in Combination with Docetaxel in Patients with Advanced Malignancies” in the November/December issue of the Journal of Immunotherapy. The principal investigator for the trial is Professor Hardev Pandha of the Royal Surrey County Hospital, U.K. The results of this abstract were further updated at the iSBTc annual meeting. The results of the fourteen patients treated as reported by the principal investigator were:

Primary Tumour	REOLYSIN Dose TCID50	Cycles	Best Response
Breast	1x10[10]	8	PR CR in liver

Primary Tumour	REOLYSIN Dose TCID50	Cycles	Best Response
Gastric	3x10[10]	8	PR 32% reduction in lymph nodes
Mesothelioma	1x10[10]	6	Minor response 23% reduction in lymph nodes
Prostate	3x10[9]	6	SD on scans 30% reduction in PSA
Squamous Cell Carcinoma Head and Neck	3x10[9]	3	Minor response 26% reduction in lymph node
Unknown	3x10[9]	6	SD
Pancreas	3x10[10]	6*	SD
Prostate	3x10[10]	5*	SD
Prostate	3x10[10]	5	SD
Melanoma	1x10[10]	4	SD
Pancreas	3x10[10]	2	SD, but progressed clinically
*patients still on study. CR=complete response, PR=partial response, SD=stable disease, PD=progressive disease

The researchers concluded that REOLYSIN® can be safely combined with docetaxel, that there was objective radiological evidence of anticancer activity and that Phase II studies with this combination are justified. Any significant toxicities observed were consistent with those expected with docetaxel alone.

U.S. Phase II Sarcoma Clinical Trial

At the beginning of 2008, we announced that we had met the initial criteria to proceed to full enrolment in our U.S. Phase II clinical trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung.

In order to proceed to full enrolment of 52 patients, we had to demonstrate that at least one patient in the first 38 patients treated experienced a complete or partial response, or stable disease for greater than six months. The third patient treated in this study demonstrated to have stable disease by RECIST criteria for more than six months as measured by CT scan. A PET scan taken at the same time showed that any residual mass was metabolically inert.

Later in June 2008, during the American Society of Clinical Oncology (“ASCO”) annual meeting, we announced further interim results in a presentation, entitled “A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung”. The presentation was delivered by Dr. Monica Mita, the study principal investigator and her team at the Institute of Drug Development (IDD), the Cancer Therapy and Research Center at the University of Texas Health Science Center, (UTHSC), San Antonio, Texas.

The interim results presented, demonstrated that the treatment had been well tolerated, with 8 of 16 evaluable patients experiencing stable disease for periods ranging from two to more than twelve, 28-day cycles.

In December 2008, we determined that we had exceeded the primary statistical endpoint in this clinical trial. To meet this primary statistical endpoint, at least three out of 52 patients had to experience stabilization of disease or better for more than six months. Of the 33 evaluable patients treated as of the end of 2008, five experienced stable disease for periods greater than six months, including one patient who has maintained stable disease for more than 16 months. An additional 10 patients have experienced stable disease for periods ranging from three to six cycles (cycle = 28 days). At this time, twelve patients were continuing on study, including the five patients who had been stable for more than six months.

Tumour Type	Months on Study	Best Response
Synovial sarcoma	16*	SD
Ewing’s sarcoma	9*	SD
Osteosarcoma	9*	SD (tumour resection after cycle 4)
Chordoma	6*	SD
Unspecified Spindle Cell	6*	SD

*patients still on study SD = stable disease

Clinical Trials – Approved to Commence in 2008

U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Non-Small Cell Lung Cancer

In 2008, following a U.S. Food and Drug Administration (“FDA”) review, we initiated a U.S. Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (“NSCLC”) with K-RAS or EGFR-activated tumours.

This trial is a single arm, single -stage, open-label, Phase II study of REOLYSIN® given intravenously with paclitaxel and carboplatin every 3 weeks. Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial. Eligible patients include those with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, who have not received chemotherapy treatment for their metastatic or recurrent disease. Patients must have demonstrated mutations in K-RAS or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

The primary objectives of this trial are to determine the objective response rate of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, and to measure progression-free survival at 6 months. The secondary objectives are to determine the median duration of progression-free survival and the median to one year survival of patients, and to evaluate the safety and tolerability of REOLYSIN® in combination with paclitaxel and carboplatin in this patient population.

Clinical Trials – NCI

NCI Sponsored Phase I/II Ovarian Cancer Clinical Trial

In 2008, the NCI commenced enrollment in a Phase I/II ovarian cancer trial. This Phase I/II clinical trial is for patients with metastatic ovarian, peritoneal or fallopian tube cancers using concurrent systemic and intraperitoneal administration of REOLYSIN®. This trial is being carried out under our Clinical Trials Agreement with the NCI requiring us to provide clinical supplies of REOLYSIN®. It is initially being carried out at The Ohio State University Comprehensive Cancer Center, is expected to enroll up to 70 patients with metastatic ovarian, peritoneal or fallopian tube cancers. These cancer indications were selected after comprehensive preclinical studies carried out by the NCI indicated the reovirus can kill ovarian cancer cells.

NCI Sponsored Phase II Metastatic Melanoma Clinical Trial

In 2008, the NCI began enrolment in a Phase II clinical trial for patients with metastatic melanoma using systemic administration of REOLYSIN®. The trial is being carried out by the Mayo Phase 2 Consortium under our Clinical Trials Agreement with the NCI requiring us to provide clinical supplies of REOLYSIN®. The Principal Investigator is Dr. Evanthia Galanis of the Mayo Clinic Cancer Center.

The primary objectives of the study are to assess the antitumour effects of REOLYSIN® in patients with metastatic malignant melanoma, as well as the safety profile of REOLYSIN®. Secondary objectives include assessment of progression free survival and overall survival. Patients will receive systemic administration of REOLYSIN® at a dose of 3x1010 TCID50 per day on days 1-5 of each 28 day cycle, and patients may receive up to 12 cycles of treatment. The trial is expected to enroll up to 47 patients with metastatic melanoma.

Pre-Clinical and Collaborative Program

Publications

During 2008, the following articles were published:

Title	Senior Author	Publication	Description/Conclusion
Cyclophosphamide Facilitates Antitumor Efficacy against Subcutaneous Tumors following Intravenous Delivery of Reovirus	Dr. Richard Vile	Clinical Cancer Research (online issue January 1, 2008)

After testing various doses and dosing regimens of reovirus and cyclophosphamide in mice, a metronomic dosing regimen was developed that resulted in increased survival, high levels of reovirus recovered from regressing tumours, levels of neutralizing antibodies that were protective, and only very mild toxicities. The data support investigation in human clinical trials of the use of cyclophosphamide prior to systemic reovirus administration to modulate, but not ablate, the immune system.

Enhanced In vitro and In vivo Cytotoxicity of Combined Reovirus and Radiotherapy	Dr. Kevin Harrington	Clinical Cancer Research (online issue February 1, 2008)

The effect of different schedules of reovirus and radiotherapy on viral replication and cytotoxicity was tested in vitro and the combination was assessed in three tumour models in vivo. The results demonstrated that combining reovirus and radiotherapy significantly increased cancer cell killing both in vitro and in vivo, particularly in cell lines with moderate susceptibility to reovirus alone.

Characterization of the Adaptive and Innate Immune Response to Intravenous Oncolytic Reovirus (Dearing Type 3) during a Phase I Clinical Trial	Dr. Kevin Harrington	Gene Therapy (online issue March 6, 2008)

The results suggest that reovirus may stimulate the immune system to mount a dynamic immune response to the presence of virus, increasing the potential to significantly enhance the efficacy of oncolytic virotherapy. About a third of those patients also showed increases in NK (natural killer) cells following therapy. The data support the development of interventions aimed at blunting the patient’s immune response, although preclinical data also suggest that maintaining a baseline level is necessary to restrict systemic spread and toxicity of the virus.

Inflammatory Tumour Cell Killing by Oncolytic Reovirus for the Treatment of Melanoma	Prof. Alan Melcher et al.	Gene Therapy (online issue April 10, 2008)

The investigators showed that reovirus effectively kills and replicates in both human melanoma cell lines and freshly resected tumour. They demonstrated that reovirus melanoma killing is more potent than, and distinct from, chemotherapy or radiotherapy-induced cell death. They concluded that reovirus is suitable for clinical testing in melanoma.

Reovirus Activates Human Dendritic Cells to Promote Innate Antitumor Immunity	Prof. Alan Melcher et al.	Journal of Immunology (online issue May 1, 2008)

The researchers studied the ability of reovirus to activate human dendritic cells (“DC”), key regulators of both innate and adaptive immune responses. The data demonstrated that reovirus directly activates human DC, which in turn stimulate innate killing of cancer cells by natural killer (“NK”) and T cells,

Title	Senior Author	Publication	Description/Conclusion

suggesting a novel potential role for T cells in oncolytic virus-induced local tumour cell death. Combined with the virus’s ability to directly kill cancer cells, the researchers concluded that reovirus recognition by DC may enhance the efficacy of reovirus as a therapeutic agent.

Presentations

During 2008, the following presentations were made:

Title	Presenter	Location	Description/Conclusion

The poster covered preclinical work using reovirus in combination with radiation in mice implanted with pediatric rhabdomyosarcoma and Ewing’s sarcoma tumours. The results demonstrated that the combination of reovirus and radiation significantly enhanced efficacy compared to either treatment alone in terms of tumour regression and event-free survival.

Targeting Multiple Myeloma with Oncolytic Viral Therapy	Dr. Chandini Thirukkumaran	AACR

The presentation covered preclinical work using reovirus as a purging agent during autologous (harvested from the patient themselves) hematopoietic stem cell transplants for multiple myeloma. The results demonstrated that up to 70% of multiple myeloma cell lines tested showed reovirus sensitivity and reovirus induced cell death mediated through apoptosis. The investigators concluded that this preclinical data supports initiating a Phase I purging trial using reovirus against multiple myeloma.

Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Docetaxel in a PC-3 Prostate Cancer Mouse Model	Prof. Hardev Pandha	iSBTc Annual Meeting in San Diego	The presentation covered preclinical research, which demonstrated that combining reovirus and docetaxel treatment resulted in markedly reduced tumour growth compared to single agent treatments.
Systemic Administration of Reolysin Inhibits Growth of Human Sarcoma Xenografts Alone and in Combination with Cisplatin and Radiation	Dr. Anders Kolb	Connective Tissue Oncology Society (“CTOS”) meeting in London

Mice were engrafted with a variety of sarcoma cell lines including rhabdomyosarcoma, Ewing’s sarcoma, synovial sarcoma and osteosarcoma, then treated with REOLYSIN® or REOLYSIN® in combination with either cisplatin or radiation.

The researchers concluded that in all tumour lines evaluated, REOLYSIN® exhibits significant antitumour activity, including a complete response in a rhabdomyosarcoma line. The combination of

Title	Presenter	Location	Description/Conclusion

REOLYSIN® and radiation is effective in inhibiting the growth of rhabdomyosarcoma and Ewing’s sarcoma xenografts, and the combination of REOLYSIN® and cisplatin is effective in Ewing’s sarcoma, osteosarcoma and synovial sarcoma xenografts.

In Vivo Efficacy and Replication Dynamics of Intravenously Administered Oncolytic Reovirus in Nude Mice Bearing Human Melanoma Xenografts	Dr. Shizuko Sei et al	EORTC-AACR-NCI Symposium on Molecular Targets and Cancer Therapeutics held in Geneva

Mice bearing human melanoma tumours each received a single injection of reovirus at various dose levels, administered intravenously. Dose-dependent tumour growth delay was observed in the treated animals, with the effect most pronounced for the first seven days. Reovirus was demonstrated to be in all biopsied tumours and the level consistently increased from day 2 through day 7 in all dose groups.

The investigators concluded that a single IV administration of reovirus led to substantial tumour growth delay in melanoma-bearing nude mice, and the extent of acute phase reovirus replication in tumour tissues appeared to predict the subsequent tumour response. This proof-of-principle study demonstrates that systemically administered reovirus can reach and replicate in distant tumour tissues, resulting in virus-induced oncolysis.

Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Cisplatin in a B16.F10 Mouse Melanoma Model	Prof. Hardev Pandha	EORTC-AACR-NCI Symposium on Molecular Targets and Cancer Therapeutics held in Geneva

In the study, the researchers examined the in vitro and in vivo oncolytic activity of reovirus in combination with cisplatin against a mouse melanoma cell line. The researchers demonstrated that the combined therapy results in significantly increased cell death in vitro compared to either agent alone. In the mouse model, combined therapy suppressed tumour growth and significantly prolonged median survival time. The researchers concluded that the addition of chemotherapeutic agents can significantly enhance the anti-tumour efficacy of reovirus therapy and justify formal clinical evaluation.

Manufacturing and Process Development

In 2008, we completed the technology transfer of our 40-litre production process to our manufacturer in the U.S. and commenced production at the 40-litre scale under current Good Manufacturing Practices (“cGMP”) conditions for use in our clinical trials. These 40-litre production runs are expected to provide us with sufficient product to supply the remainder of our existing clinical trial program.

Our process development activity in 2008 mainly focused on scale up from 40-litre to 100-litre production runs. We successfully completed this scale up work in the fourth quarter of 2008 allowing us to manufacture at a 100-litre scale under cGMP with the potential to produce more than one million doses per year for intravenous use. In addition to these scale up studies we also continued work on lyophilization and process validation.

Intellectual Property

In 2008, five U.S. patents were issued. We have been issued over 200 patents including 31 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Financing Activity

In 2008, pursuant to a public offering under our Canadian base shelf prospectus and a U.S. registration statement on Form F-10, we issued 2,650,000 units for net cash proceeds of $3,421,309. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share upon payment of $1.80 until December 5, 2011, subject to acceleration of the expiry date under certain circumstances. The net proceeds from this offering will be used for our clinical trial program manufacturing activities in support of the clinical trial program and for general corporate purposes.

Financial Impact

We estimated at the beginning of 2008 that our average monthly cash usage would be approximately $1,660,000 for total cash usage of $19,920,000 in 2008. In the third quarter of 2008, we updated our estimate of average monthly cash usage for 2008 between $1,400,000 to $1,500,000 per month for total cash usage of $16,800,000 to $18,000,000 for the year. Our cash usage for the year ended December 31, 2008 was $15,288,632 from operating activities which includes our intellectual property expenditures which is lower than our expected monthly average. A further $111,577 was expended on property and equipment. Our net loss for the year ending December 31, 2008 was $17,550,204.

Cash Resources

We exited 2008 with cash resources totaling $13,276,529 (see “Liquidity and Capital Resources”).

REOLYSIN(r) DEVELOPMENT FOR 2009

We have set out our planned development for REOLYSIN® in 2009 into separate levels of activity. Our planned base level of activity in 2009 is to complete patient enrollment in all of those trials that were enrolling at the end of 2008. As well, we expect that our U.S. Phase II non-small cell lung cancer trial will commence enrollment in 2009 and enroll patients in 2010. Our base level manufacturing program focuses on filling, labeling, packaging and shipping our product to the various clinical sites as required, performing process validation studies and completing the lyophilization studies that were in process at the end of 2008. Finally, our collaboration program in 2009 will finish the studies we had in place at the end of 2008.

We estimate that the cash requirements to fund our base level of activity for 2009 will be approximately $11,000,000. (see “Liquidity and Capital Resources”).

In addition to our base level of activity, we are preparing to expand our clinical trial program to include studies that could be used to obtain regulatory approval allowing us to register and sell REOLYSIN® (our “Path to Registration”). We expect to expand our clinical trial program by applying for approval to commence a Phase III randomized clinical trial in the U.S. with REOLYSIN® in combination with paclitaxel and carboplatin for treatment of head and neck cancer. We may also apply for a special protocol assessment (“SPA”) or a Phase III pivotal trial. Expanding our clinical trial program to include our Path to Registration, will require us to produce additional REOLYSIN® as well as prepare for the registration of our manufacturing process. The cost of our Path to Registration will ultimately be a function of the feedback we receive from the FDA.

Recent 2009 Progress

On March 2, 2009 we entered into an agreement to acquire an inactive private company ("PrivateCo"), pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). PrivateCo does not actively carry on any business operations, has accumulated tax losses from its previous development business, and is expected to have approximately $2.3 million in net cash available at the closing of the transaction.

Under the terms of the Arrangement, we will issue common shares of Oncolytics at an exchange ratio calculated based upon an agreed premium to PrivateCo's net cash per share at closing and using an ascribed price per common share of Oncolytics of $1.69 (which is based on the 20 day volume weighted average trading price of Oncolytics shares on the Toronto Stock Exchange up to and including March 2, 2009). Completion of this transaction is subject to a number of conditions including receipt of all necessary shareholder, court and regulatory approvals. The acquisition is expected to close in April 2009.

In February 2009, we had our End of Phase II meeting with the FDA and we are now proceeding with plans for a Phase III study of REOLYSIN® for the treatment of patients with head and neck cancer. This protocol may be submitted to the FDA for review under the SPA program.

On January 27, 2009, we announced that patient enrolment had begun in a U.K. translational clinical trial investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The principal investigator is Professor Alan Melcher of St. James’s University Hospital and we are responsible only for the supply of REOLYSIN®.

This trial is an open-label, non-randomized, single centre study of REOLYSIN® given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients will comprise two groups receiving REOLYSIN®, either at an early (21 to 10 days) or late time point (less than 10 days) before surgical resection. After surgery, the tumour and surrounding liver tissue will be assessed for viral status and anti-tumour effects.

The primary objectives of the trial are to assess the presence, replication and anti-cancer effects of reovirus within liver metastases after intravenous administration of REOLYSIN® by examination of the resected tumour. Secondary objectives include assessing the anti-tumour activity and safety profile of REOLYSIN®, and monitoring the humoral and cellular immune response to REOLYSIN®.

Eligible patients include those with histologically proven colorectal cancer, planned for potentially curative surgical resection of liver metastases. Up to 20 patients will receive one cycle of treatment in this trial, with approximately 10 in each of the early and late virus groups.

On February 4, 2009, Oncolytics and the Cancer Therapy & Research Center at The University of Texas Health Science Center in San Antonio, (CTRC at UTHSCSA) announced a broad preclinical and clinical collaboration involving up to five, open-label, Phase 2 studies exploring the use of REOLYSIN® in combination with chemotherapy for various cancer indications. These indications are expected to include melanoma, pancreatic cancer, squamous cell lung, liver and K-RAS mutated colorectal cancers in combination with standard chemotherapeutics. This research program is in addition to Phase 2 trials in sarcoma and refractory head & neck cancers, sponsored by us that are currently underway at this site. This comprehensive research program allows us to explore additional opportunities for REOLYSIN® in cancer treatment, while allowing us to focus our resources on developing our pivotal program.

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

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development

We early adopted the new Canadian Institute of Chartered Accountants’ (the “CICA”) Handbook Section 3064 “Goodwill and Intangible Assets” (“Section 3064”). See “Adoption of New Accounting Standards”.Despite the early adoption of 3064, our research and development costs continue to be expensed as incurred. Under Section 3064, development costs should only be capitalized if all the criteria below are met:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.
2.	Our intention to complete the intangible asset and use or sell it.
3.	Our ability to use or sell the intangible asset.
4.

How the intangible asset will generate probable future economic benefits. Among other things, we are able to demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
6.	Our ability to measure reliably the expenditure attributable to the intangible asset during its development.

Costs incurred for products in clinical trials do not necessarily meet these criteria. We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

CHANGES IN ACCOUNTING POLICY INCLUDING INITIAL ADOPTION

Adoption of New Accounting Standards

Intangible Assets

On April 1, 2008, we early adopted the new Canadian Institute of Chartered Accountants’ (the “CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement.

The adoption of Section 3064 impacted the treatment of our patent costs. Prior to Section 3064, we accounted for our patent costs as an intangible asset under CICA Handbook Section 3450 “Research and Development Costs”. Section 3450 allowed us to capitalize our third party legal costs associated with our patent portfolio as a limited-life intangible asset which was then amortized over the estimated useful life of the patents. Section 3064 does not permit the capitalization of these third party legal costs. Consequently, the third party legal costs previously capitalized as intellectual property are required to be expensed and any previously recorded related amortization charges are to be reversed. The intellectual property costs which remain capitalized and subject to amortization relate to the initial acquisition of our business by SYNSORB Biotech Inc.

In order for us to capitalize our intellectual property expenditures we would be required to demonstrate the same six criteria discussed above under “Research and Development”.

Therefore, all of our future intellectual property expenditures will be expensed as incurred until we meet all of the capitalization criteria set out by Section 3064. We plan to regularly monitor our research and development activity in conjunction with the six criteria to ensure we record our intellectual property expenditures in line with Section 3064.

The impact of the early adoption of Section 3064 on our previously reported consolidated balance sheets is as follows:

Consolidated Balance Sheet	December 31, 2007 $	December 31, 2006 $

Intellectual Property
Intellectual property, previously reported	5,026,540	5,079,805
Adjustment, adoption of Section 3064	(4,484,290)	(4,176,055)
Intellectual property, restated	542,250	903,750

Deficit
Deficit, previously reported	(80,522,257)	(65,030,066)
Adjustment, adoption of Section 3064	(4,484,290)	(4,176,055)
Deficit, restated	(85,006,547)	(69,206,121)

The impact of the early adoption of Section 3064 on our previously reported consolidated statements of loss, comprehensive loss and cash flows is as follows:

Consolidated Statements of Loss and Comprehensive Loss	Year Ended December 31, 2007 $	Year Ended December 31, 2006 $	Cumulative from inception on April 2, 1998 to December 31, 2007 $
Net loss and comprehensive loss, previously reported	15,642,191	14,297,524	80,522,257
Adjustment, adoption of Section 3064	308,235	330,767	4,484,290
Net loss and comprehensive loss, restated	15,950,426	14,628,291	85,006,547
Basic and diluted loss per share, previously reported	(0.39)	(0.39)	—
Basic and diluted loss per share, restated	(0.39)	(0.40)	—

Consolidated Statements of Cash Flows	Year Ended December 31, 2007 $	Year Ended December 31, 2006 $	Cumulative from inception on April 2, 1998 to December 31, 2007 $
Operating activities, previously reported	(13,569,594)	(12,155,372)	(66,551,036)
Adjustment, adoption of Section 3064	(852,498)	(842,610)	(6,365,180)
Operating activities, restated	(14,422,092)	(12,997,982)	(72,916,216)

Investing activities, previously reported	4,678,785	11,894,126	(22,987,619)
Adjustment, adoption of Section 3064	852,498	842,610	6,365,180
Investing activities, restated	5,531,283	12,736,736	(16,622,439)

Capital Disclosures

On January 1, 2008, we adopted the new recommendations of the CICA for disclosure of our objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in Note 16 to the consolidated financial statements.

Financial Instruments – Disclosures

On January 1, 2008, we adopted the new recommendations of the CICA for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with financial instruments (CICA Handbook Section 3862), as discussed further in Notes 17 and 18 to the consolidated financial statements.

Financial Instruments – Presentation

On January 1, 2008, we adopted the new recommendations of the CICA for presentation of financial instruments (CICA Handbook Section 3863). Adoption of this standard had no impact on our financial instrument related presentation disclosures.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Reporting Standards (“IFRS”). IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

In April 2008, the Accounting Standards Board in Canada published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The exposure draft makes possible the early adoption of IFRS by Canadian entities.

In June 2008, the Canadian Securities Administrators (“CSA”) published a staff notice that stated it is prepared to recommend exemptive relief on a case by case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFRS for a financial period beginning before January 1, 2011. The U.S. Securities and Exchange Commission (“SEC”) issued a final rule in January 2008 that would allow some foreign private issuers to use IFRS, without reconciliation to US GAAP, effective for certain 2007 financial statements.

We have commenced the process to transition from current Canadian GAAP to IFRS. Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•

Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment the potentially affected areas are ranked as high, medium or low priority.

•

Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•

Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

In 2008, we finalized the scoping and diagnostic phase of our transition plan through a diagnostic assessment of the potential impact IFRS will have on our accounting policies. Our diagnostic review identified differences and issues that may impact the Company and center primarily upon:

•	IFRS 1 – relates to the first time adoption and includes optional exemptions that must be considered.
•	Financial statement presentation and certain disclosures.
•	Income taxes
•	Impairment of long-lived assets including goodwill and intangibles.
•	Share-based compensation

These differences exist based on Canadian GAAP and IFRS today. The regulatory bodies that establish Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences that impact our consolidated financial statements in future years.

In 2009, we plan to examine the areas identified by our diagnostic review and commence the impact analysis, evaluation and design phase of our transition plan.

Fair Presentation

We prepare our financial statements in accordance with GAAP. As a result of complying with GAAP, we believe that the following should be mentioned in an effort to understand and fairly present our financial information:

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, we have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that requires us to make certain estimates and assumptions. For 2008, we used the following weighted average assumptions:

2008

Risk-free interest rate	1.85%
Expected hold period to exercise	4.0 years
Volatility in the price of the our shares	56%
Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 4.0 years is an appropriate estimate. However, our options have a 10 year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash employee stock based compensation expense for the year of $64,039. However, given the above discussion, this expense could have been different and still be in accordance with GAAP.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit has consisted of one common share and either one or one half of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 36 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, Black Scholes was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation”, the Model can produce a wide range of calculated values for our warrants.

Initial Value of Our Intellectual Property

In 1999, we were acquired by SYNSORB Biotech Inc. (“SYNSORB”) through the purchase of all of our share capital for $2,500,000. In connection with this acquisition, the basis of accounting for the assets and liabilities was changed to reflect SYNSORB’s cost of acquiring these assets and liabilities. This was achieved through the application of “push down” accounting. At the time, our major asset was our intellectual property; therefore the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment, permitted under GAAP, increased the value of our assets and shareholders’ equity. As of December 31, 2008, the net book value of our original intellectual property (including the future tax impact) was $180,750. Consequently, without the application of push down accounting the value of our intellectual property and shareholders’ equity would be $180,750 lower than presented in the 2008 audited financial statements.

SELECTED ANNUAL INFORMATION

	2008 $	2007 $	2006 $
Revenue	—	—	—
Interest income	519,256	1,211,744	1,233,809
Net loss(2)	17,550,204	15,950,426	14,628,291
Basic and diluted loss per share(2), (3)	0.42	0.39	0.40
Total assets (1), (3)	13,987,195	26,297,567	29,389,637
Total long term financial liabilities (4)	—	—	150,000
Cash dividends declared per share(6)	Nil	Nil	Nil

Notes:

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in net loss and net loss per share is stock based compensation expense of $64,039 (2007 – $539,156; 2006 – $403,500).
(3)

We issued 2,650,000 common shares for net cash proceeds of $3,421,309 (2007 – 4,660,000 common shares for net cash proceeds of $12,114,394; 2006 – 284,000 common shares for net cash proceeds of $241,400).

(4)

The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value.

(5)

The net loss and total assets for 2007 and 2006 have been restated to reflect the retroactive adoption of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064 “Goodwill and Intangible Assets”.

(6)	We have not declared or paid any dividends since incorporation.

RESULTS OF OPERATIONS

Net loss for the year ended December 31, 2008 was $17,550,204 compared to $15,950,426 and $14,628,291 for 2007 and 2006, respectively.

Research and Development Expenses (“R&D”)

	2008 $	2007 $	2006 $
Clinical trial expenses	5,797,085	3,897,235	2,726,331
Manufacturing and related process development expenses	3,062,951	4,325,271	4,508,882
Intellectual property expenses	1,244,388	1,070,655	843,309
Pre-clinical trial expenses and collaborations(1)	687,679	822,891	1,127,612
Quebec scientific research and experimental development refund	(75,833)	(56,562)	(52,344)
Other R&D expenses	2,635,605	2,326,253	2,225,208
Research and development expenses	13,351,875	12,385,743	11,378,998

Note: 1) Upon adoption of CICA Handbook Section 3064, intellectual property expenditures are now recorded as an expense for the year.

Clinical Trial Expenses

Clinical trial expenses include those costs associated with our clinical trial program in the U.S. and the U.K. as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2008 $	2007 $	2006 $
Direct clinical trial expenses	5,639,355	3,680,730	2,378,211
Other clinical trial expenses	157,730	216,505	348,120
Clinical trial expenses	5,797,085	3,897,235	2,726,331

Our clinical trial expenses in 2008 were $5,797,085 compared to $3,897,235 and $2,726,331 in 2007 and 2006, respectively. During 2008, our clinical trial program expanded from eight active clinical trials at the beginning of the year to 12 clinical trials by the end of 2008 of which two are sponsored by the NCI. Of the ten clinical trials being conducted by us, nine trials were actively enrolling patients throughout 2008 compared to seven actively enrolling trials in 2007. As well, the patients enrolled in our Phase II clinical trials and those enrolled at the top dose of the dose escalation component of our Phase I trials received more re-treatments in 2008 compared to 2007 and 2006.

In 2007, we incurred direct patient costs in our seven ongoing clinical trials and completed patient enrollment in our Phase Ia/Ib REOLYSIN®/radiation clinical trial. As well, we incurred clinical site start up costs for our four co-therapy trials in the U.K. and our Phase II sarcoma clinical trial in the U.S.

In 2006, we incurred direct patient costs in four ongoing clinical trials along with clinical site start up costs associated with our U.S. recurrent malignant glioma trial and our chemotherapeutic co-therapy and radiation combination clinical trials in the U.K.

We expect our clinical trial expenses related to those clinical trials that were enrolling or approved to commence enrollment in 2008 will decrease in 2009 compared to 2008. We expect to complete enrollment in all of these clinical trials in 2009 except for our Phase II non-small cell lung cancer trial which will enroll into 2010. We believe our clinical program will expand to include a randomized Phase III co-therapy clinical trial for the treatment of head and neck cancers. Any expansion in our clinical trial program may result in an increase in clinical trial expenses in 2009 compared to 2008.

Manufacturing & Related Process Development Expenses (“M&P”)

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

	2008 $	2007 $	2006 $
Product manufacturing expenses	2,774,747	3,113,832	3,050,647
Technology transfer expenses	—	388,673	457,975
Process development expenses	288,204	822,766	1,000,260
Manufacturing and related process development expenses	3,062,951	4,325,271	4,508,882

Our M&P expenses for 2008 were $3,062,951 compared to $4,325,271 and $4,508,882 for 2007 and 2006, respectively. During 2008, we transferred and completed two 40-litre cGMP production runs of REOLYSIN® that are being used to supply our clinical trial program. As well, we incurred costs associated with the fill, packaging, and shipping of these production runs.

Our process development activity in 2008, continued to examine further scale up to the 100-litre level, lyophilization and process validation studies. We completed our 100-litre scale up studies towards the end of 2008.

In 2007, we completed the production runs that had commenced at the end of 2006 and initiated additional production runs to manufacture REOLYSIN® at the 20-litre scale. Also, as a result of the increased viral yields from our process development activity in 2006, we incurred additional vial filling and packaging costs compared to 2006. We incurred technology transfer costs towards the end of 2007 related to the transfer of our 40-litre production process to a second cGMP manufacturer located in the U.S. Our main process development focus in 2007 centered on the scale up of our production process, which included scale up studies at 40-litre and 100-litre levels.

In 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process which we subsequently transferred to our cGMP manufacturer in the U.K. Our process development activity in 2006 included viral yield and scale up studies along with the validation of our fill process.

Our M&P expenses for 2009 will be a function of our ultimate clinical trial program for 2009. We currently have sufficient product to supply the clinical trials that were enrolling in 2008 and our lung cancer trial which is expected to commence enrollment in 2009. Therefore, we expect M&P expenses in 2009 will be lower than 2008. However, if our clinical trial program expands or further process validation studies are required our M&P expenses for 2009 may increase compared to 2008.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2008 $	2007 $	2006 $
Intellectual property expenses	1,244,388	1,070,655	843,309

Our intellectual property expenses for 2008 were $1,244,388 compared to $1,070,655 and $843,309 for 2007 and 2006, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end year, we had been issued over 190 patents including 30 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Pre-Clinical Trial and Research Collaboration Expenses

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2008 $	2007 $	2006 $
Research collaboration expenses	674,275	785,760	1,064,692
Pre-clinical trial expenses	13,404	37,131	62,920
Pre-clinical trial expenses and research collaborations	687,679	822,891	1,127,612

In 2008, our research collaboration expenses were $674,275 compared to $785,760 and $1,064,692 in 2007 and 2006, respectively. Our research collaboration activity over the last three years has focused mainly on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During 2008, we have been reviewing our collaborations and renewing only certain contracts which have resulted in fewer ongoing collaborations compared to 2007 and 2006.

We expect that pre-clinical trial expenses and research collaborations in 2009 will remain consistent with 2008. We expect to complete our ongoing collaborative program carried over from 2008 and will continue to be selective in the types of new collaborations we enter into in 2009.

Other Research and Development Expenses (R&D)

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2008 $	2007 $	2006 $
R&D consulting fees	197,773	241,811	321,659
R&D salaries and benefits	1,926,148	1,713,849	1,548,418
Other	511,684	370,593	355,131
Other research and development expenses	2,635,605	2,326,253	2,225,208

In 2008, our Other R&D expenses were $2,635,605 compared to $2,326,253 and $2,225,208 for 2007 and 2006, respectively. During 2008, the increase in our R&D salaries and benefits costs was a result of increases in staff and salary levels for 2008 compared to 2007 and 2006. As well, our Other R&D expenses in 2008 increased compared to 2007 and 2006 due to the increased level of travel activity associated with supporting our clinical trials in the U.S. and the U.K. as well as attending conferences, symposiums and meetings relating to the various presentations that occurred in 2008.

In 2009, we expect that our Other R&D expenses will remain consistent with 2008.

Operating Expenses

	2008 $	2007 $	2006 $
Public company related expenses	3,099,583	2,578,100	2,494,803
Office expenses	1,211,992	1,248,095	1,135,341
Operating expenses	4,311,575	3,826,195	3,630,144

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2008, we incurred public company related expenses of $3,099,583 compared to $2,578,100 and $2,494,803 for 2007 and 2006, respectively. During 2008, our professional fees increased as a result of the expansion of our corporate structure and the establishment of our base shelf prospectus and an increase in our investor relations and business development activities compared to 2007 and 2006.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2008, we incurred office expenses of $1,211,992 compared to $1,248,095 and $1,135,341 in 2007 and 2006, respectively. Our office expense activity has remained consistent over the last three years.

Stock Based Compensation

	2008 $	2007 $	2006 $
Stock based compensation	64,039	539,156	403,550

Non-cash stock based compensation recorded for 2008 was $64,309 compared to $539,156 and $403,550 in 2007 and 2006, respectively. Stock based compensation in 2008 was mainly associated with the vesting of previously granted stock options. In 2007 and 2006 there were more options granted compared to 2008.

Commitments

As at December 31, 2008, we are committed to payments totaling $1,511,000 during 2009 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2008				2007
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Interest income	66	98	174	180	265	319	359	268
Net loss (3)	4,760	4,141	5,255	3,394	4,117	3,786	3,837	4,210
Basic and diluted loss per common share(3)	$0.11	$0.09	$0.09	$0.11	$0.10	$0.09	$0.09	$0.11
Total assets(1), (4)	13,987	13,542	19,011	22,854	26,298	29,444	33,269	37,502
Total cash(2), (4)	13,277	12,680	17,930	21,963	25,214	28,191	31,533	35,681
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)

Included in net loss and loss per common share between December 2008 and January 2007 are quarterly stock based compensation expenses of $9,084, $17,339, $18,023, $19,593 $396,278, $38,909, $82,573, and $21,396, respectively.

(4)	We issued 2,650,000 units for net cash proceeds of $3,421,309 during 2008 (2007 – 4,600,000 units for net cash proceeds of $12,063,394).
(5)	We have not declared or paid any dividends since incorporation.

FOURTH QUARTER

Statement of loss for the three month period ended December 31, 2008 and 2007

	2008 $ (unaudited)	2007 $ (unaudited)
Expenses
Research and development expenses	3,701,280	2,763,985
Operating expenses	1,060,746	1,114,230
Stock based compensation	9,084	396,278
Foreign exchange (gain) loss	(48,224)	6,033
Amortization – intellectual property	90,375	90,375
Amortization – property and equipment	13,520	10,654
	4,826,781	4,381,555

Interest income	(66,312)	(264,916)

Net loss	4,760,469	4,116,639

Fourth Quarter Review of Operations

For the three month period ended December 31, 2008, our net loss was $4,760,469 compared to $4,116,639 for the three month period ended December 31, 2007. The reasons for the decrease are as follows:

Research and Development Expenses (“R&D”)

	2008 $ (unaudited)	2007 $ (unaudited)
Clinical trial expenses	1,644,934	913,547
Manufacturing and related process development expenses (“M&P”)	642,308	778,539
Intellectual property expenses	309,635	264,152
Pre-clinical trial expenses and research collaborations	385,810	91,446
Other R&D expenses	718,593	716,301
Research and development expenses	3,701,280	2,763,985

Clinical Trial Expenses

	2008 $ (unaudited)	2007 $ (unaudited)
Direct clinical trial expenses	1,620,029	882,706
Other clinical trial expenses	24,905	30,841
Clinical trial expenses	1,644,934	913,547

Our clinical trial expenses for the fourth quarter of 2008 were $1,644,934 compared to $913,547 for the fourth quarter of 2007. In the fourth quarter of 2008, we incurred patient enrollment and treatment costs in our nine enrolling clinical trials compared to only seven actively enrolling clinical trials in the third quarter of 2007. As well, the patients enrolled in our Phase II clinical trials and those enrolled at the top dose of the dose escalation component of our Phase I trials received more re-treatments in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Manufacturing & Related Process Development Expenses (“M&P”)

	2008 $ (unaudited)	2007 $ (unaudited)
Product manufacturing expenses	469,812	291,280
Technology transfer expenses	—	373,715
Process development expenses	172,496	113,544
Manufacturing and related process development expenses	642,308	778,539

During the fourth quarter of 2008, our M&P expenses were $642,308 compared to $778,539 for the fourth quarter of 2007. In the fourth quarter of 2008 we completed the process of filling and testing the 40-litre production runs that occurred in 2008. As well, we incurred more shipping costs to supply our expanded clinical trial program in the fourth quarter of 2008 compared to the fourth quarter of 2007. In the fourth quarter of 2007, our M&P activity focused on the transfer of our 40-litre manufacturing process to a second cGMP toll manufacturer in the U.S. along with activity related to the final fill, packaging and testing of the 20-litre production runs that were completed in 2007.

Our process development activity in the fourth quarter of 2008 focused on our lyophilization and process validation studies. In the fourth quarter of 2007 we were focused on scale up studies to 100-litres.

Intellectual Property Expenses

	2008 $ (unaudited)	2007 $ (unaudited)
Intellectual property expenses	309,635	264,152

Our intellectual property expenses for the fourth quarter of 2008 were $309,635 compared to $264,152 in the fourth quarter of 2007. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the fourth quarter of 2008, we had been issued over 190 patents including 30 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Pre-Clinical Trial Expenses and Research Collaboration Expenses

	2008 $ (unaudited)	2007 $ (unaudited)
Research collaboration expenses	372,406	91,446
Pre-clinical trial expenses	13,404	—
Pre-clinical trial expenses and research collaborations	385,810	91,446

Our pre-clinical trial expenses and research collaborations were $385,810 in the fourth quarter of 2008 compared to $91,446 in the fourth quarter of 2007. During the fourth quarter of 2008 and 2007, our research collaboration activity continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the fourth quarter of 2008, the number of collaborations increased compared to the fourth quarter of 2007.

Other Research and Development Expenses (R&D)

	2008 $ (unaudited)	2007 $ (unaudited)
R&D consulting fees	74,565	61,768
R&D salaries and benefits	524,219	604,140
Quebec scientific research and experimental development refund	(75,833)	(40,634)
Other	195,642	91,027
Other research and development expenses	718,593	716,301

Our other research and development expenses were $718,593 in the fourth quarter of 2008 compared to $716,301 in the fourth quarter of 2007. In the fourth quarter of 2008, our R&D salaries and benefits decreased as we did not pay any annual bonuses. Our Other R&D expenses for the fourth quarter of 2008 increased compared to the fourth quarter of 2007 due to the increased level of travel activity associated with supporting our clinical trials in the U.S. and the U.K. as well as attending conferences, symposiums and meetings relating to the various presentations that occurred in the fourth quarter of 2008.

Operating Expenses

	2008 $ (unaudited)	2007 $ (unaudited)
Public company related expenses	757,268	708,862
Office expenses	303,478	405,368
Operating expenses	1,060,746	1,114,230

Our operating expenses in the fourth quarter of 2008 were $1,060,746 compared to $1,114,230 in the fourth quarter of 2007. In the fourth quarter of 2008, we incurred additional professional fees associated with our investor relations and business development activities compared to the fourth quarter of 2007. Our office expenses in the fourth quarter of 2008 decreased as we did not pay any annual bonuses.

Stock Based Compensation

	2008 $ (unaudited)	2007 $ (unaudited)
Stock based compensation	9,084	396,278

Our non-cash stock based compensation expense recorded in the fourth quarter of 2008 was $9,084 compared to $396,278 for the fourth quarter of 2007. The stock based compensation expense in the fourth quarter of 2008 related to the vesting of previously granted stock options and the granting of options to certain employees. In the fourth quarter of 2007 we granted options to directors, officers and employees.

B.  LIQUIDITY AND CAPITAL RESOURCES

Financing Activities

In 2008, pursuant to a public offering under our Canadian base shelf prospectus and a U.S. registration statement on Form F-10, we issued 2,650,000 units for net cash proceeds of $3,421,309. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share upon payment of $1.80 until December 5, 2011, subject to acceleration of the expiry date under certain circumstances. The net proceeds from this offering will be used for our clinical trial program manufacturing activities in support of the clinical trial program and for general corporate purposes.

On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600. The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.

In 2007, we issued 4,600,000 units at a price of $3.00 per unit for net cash proceeds of $12,063,394. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. The net proceeds from this offering were used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.

As well in 2007, we issued 60,000 common shares for cash proceeds of $51,000 relating to the exercise of stock options. In 2006 we issued 284,000 common shares for cash proceeds of $241,400 relating to the exercise of stock options.

Liquidity

As at December 31, 2008, we had cash and cash equivalents, short-term investments and working capital positions of

	2008 $	2007 $
Cash and cash equivalents	7,429,895	6,715,096
Short-term investments	5,846,634	18,498,733
Working capital position	9,008,408	22,732,987

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $15,288,632 along with the cash provided by financing activities of $3,462,909 for the year ending December 31, 2008.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital via public and private offerings. Given the ongoing global financial market environment, our ability to continue to raise additional capital through public and private offerings may be impacted. As a result, we have set out our research and development plans for 2009 into various levels to ensure optimal use of our existing resources. We have estimated the cash requirements for our base level of research and development activity will be approximately $11,000,000 in 2009 and we believe we have sufficient cash resources to fund this type of activity into the first quarter of 2010. Factors that will affect our anticipated cash usage and for which additional funding would be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, the number and timing of manufacturing runs required to supply our clinical trial program and the cost of each run, and the level of pre-clinical activity undertaken. If we are able to expand our clinical trial program to include a path to registration we will also require additional funding.

We will look at obtaining the required funding in advance of commencing an expanded clinical and manufacturing program. Though we were fortunate to raise funds in December 2008 through a public offering of units we have no assurances that we will be able to continue to do so. Consequently, we will evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we filed a Canadian base shelf prospectus on June 16, 2008 and on the same date we filed a U.S. registration statement on Form F-10 both of which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units. Establishing our base shelf provides us with additional flexibility when seeking additional capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. On December 5, 2008, we closed a public offering of units that was registered for $3,975,000 under this base shelf prospectus and Form F-10 registration statement.

C.  Research and development, patents, and licenses , etc.

Please see the disclosure at the beginning of this section for information on the Company’s research and development policies.

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

E.  Off-Balance Sheet Arrangements

As at December 31, 2008, we have not entered into any off-balance sheet arrangements.

F.  Contractual Obligations

We have the following contractual obligations as at December 31, 2008:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	1 -3 years $	4 – 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases (2)	216,123	89,043	127,080	—	—
Purchase obligations	1,511,000	1,511,000	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	1,877,123	1,600,043	127,080	—	150,000

Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see note 7 of our audited 2008 consolidated financial statements).
(2)	Our operating leases are comprised of our office lease and exclude our portion of operating costs.

We intend to fund our capital expenditure requirements and commitments with existing working capital.

G.  Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F. See “Cautionary Note Regarding Forward-Looking Statements”.

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

President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and Chairman of Resverlogix Corp. (a public biopharmaceutical company), Chairman of QSV Biologics Ltd. (biologics contract manufacturer) and is a director of Sernova Corp., and a former chairman of University Technologies International Inc. (UTI) at the University of Calgary Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queens Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974 and President of the University of Calgary from 1974 to 1978.

October 31, 2002
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer

Chief Operating Officer of the Corporation since December 2008. Chief Scientific Officer of the Corporation from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004 and Chief Financial Officer from September 1999 to May 2000.

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

Robert B. Schultz, F.C.A. (1), (4) Toronto, Ontario	Lead Director

Former Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) from 2001 to 2007. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until his retirement on May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990. Since joining the investment industry in 1971, Mr. Schultz has held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.

June 30, 2000
Fred A. Stewart, Q.C.(1), (2) Calgary, Alberta	Director

President of Fred Stewart & Associates Inc. (consulting services) since March 1996. Prior to that, Mr. Stewart was associated with a major Alberta law firm. He was a Member of the Alberta Legislative Assembly, and during two terms from 1986-93, he served as Minister of Technology, Research and Telecommunications and Government House Leader. Earlier, Mr. Stewart practiced corporate and commercial law for over 20 years in Calgary in a firm of which he was a founding partner.

August 27, 1999
J. Mark Lievonen C.A.(3) Markham, Ontario	Director

President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998 and holding various positions with Sanofi Pasteur Limited and its predecessors since 1983.  Mr. Lievonen currently serves on a number of industry and community boards and councils including, the Ontario Genomics Institute, the Ontario Institute for Cancer Research, York University, and is a past Chair of BIOTECanada.

April 5, 2004
Karl Mettinger, M.D., Ph.D Berkeley, CA	Chief Medical Officer	Dr. Mettinger has been involved in clinical and regulatory affairs with various pharmaceutical companies since 1985. Prior to joining Oncolytics, he was Senior Vice President and Chief Medical Officer with SuperGen Inc. Prior to that, he was Executive Director, Clinical Research at IVAX/Baker Norton, the new drug subsidiary of IVAX Corporation. He began his career in the industry as a Medical Director with KABI in	N/A

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since

Sweden. Dr. Mettinger holds an MD from the University of Lund in Sweden and a PhD (hematology/stroke) from the Karolinska Institute/Karolinska Hospital in Stockholm, Sweden, where he was a physician and an Associate Professor. He has overseen the global development and approval of a number of products including several in oncology.

Jim Dinning(1) Calgary, Alberta	Director

Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004 and served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning is the Chair of Export Development Canada and Director of Russel Metals, as well as other public and private companies.

March 24, 2004
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

Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002. From 1988 to 2002, Dr. Levy was with Vancouver-based biotechnology company QLT Inc., most recently as Senior Vice President from 1998. In these roles, he was primarily responsible for negotiating and managing QLT's strategic alliances, led strategic planning and oversaw the company's intellectual property. Dr. Levy served on the board of BIOTECanada from 1999-2002, and he has served on the boards of several technology

May 17, 2006

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

N/A

Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.
3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.
4)	As Lead Director, Mr. Schultz is an ex-officio member of the Compensation and Nominating Committees.

As at the date hereof, the directors and senior officers as a group beneficially owned, directly or indirectly, 817,901 of our common shares, representing 1.9% of the issued and outstanding common shares.

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

B.	Executive Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2008 to each director.

The following table details the compensation received by each Director in 2008.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. W. Cochrane	$30,750	N/A	None	None	N/A	None	$30,750
Mr. G. van Amersfoort	$29,000	N/A	None	None	N/A	None	$29,000
Mr. J. Dinning	$29,000	N/A	None	None	N/A	None	$29,000
Mr. M. Lievonen	$23,750	N/A	None	None	N/A	None	$23,750
Dr. E. Levy	$25,500	N/A	None	None	N/A	None	$25,500
Mr. R. Schultz	$42,500	N/A	None	None	N/A	None	$42,500
Mr. F. Stewart	$42,000	N/A	None	None	N/A	None	$42,000

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2008.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)(1)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Dr. Bradley G. Thompson Chief Executive Officer	2008	444,996	N/A	None	None	N/A	N/A	46,700	491,696
Douglas A. Ball Chief Financial Officer	2008	257,567	N/A	None	None	N/A	N/A	35,454	293,021
Matt C. Coffey Chief Operating Officer	2008	326,244	N/A	None	None	N/A	N/A	39,573	365,797
Karl Mettinger(2) Chief Medical Officer	2008	318,264	N/A	None	None	N/A	N/A	38,896	357,166
Mary Ann Dillahunty (2) VP Intellectual Property	2008	231,750	N/A	None	None	N/A	N/A	31,207	262,957

Notes:

(1)

The dollar amount set forth under this column is related to RRSP contributions and amounts provided for health care benefits by the Corporation to the Officers. For Officers resident in Canada these benefits are provided in accordance the Corporation’s registered Health Benefit Plan.

(2)	US Employees paid in US Dollars, all amounts for each US Employee are indicated in US Dollars.

Narrative Discussion

The Corporation has entered into employment agreements with each of the Named Executive Officers (each an "Employment Agreement"). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $444,996 for the calendar year 2009, Mr. Ball is entitled to an annual salary of $257,567 for the calendar year 2009, Dr. Coffey is entitled to an annual salary of $326,224 for the calendar year 2009, Dr. Mettinger is entitled to an annual salary of US$318,270 for the calendar year 2009 and Ms. Dillahunty is entitled to US$154,500 based on a part-time basis for one-half (1/2) of normal working hours for the calendar year 2009. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

There are no long term incentive, benefit or actuarial plans in place. The Company does not currently have a stock appreciation rights plan.

Stock Options

Option Grants During the Year Ended December 31, 2008

There were no Stock options granted to the Officers during the financial year ended December 31, 2008.

Aggregated Option Exercises During the Year Ended December 31, 2008 and Financial Year-End Option Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2008 and options exercised by the Named Executive Officers during the financial year ended December 31, 2008:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at December 31, 2008 (#)		Value of Unexercised in-the-Money Options at December 31, 2008 ($) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Bradley G. Thompson	Nil	Nil	786,160	-	-	-
Douglas A. Ball	Nil	Nil	674,833	-	$2,750	-
Dr. Matthew Coffey	Nil	Nil	650,883	-	$122,953	-
Dr. Karl Mettinger	Nil	Nil	183,333	50,000	-	-
Mary Ann Dillahunty	Nil	Nil	66,667	50,000	-	-

Notes:

1)

The aggregate value realized represents the dollar value equal to the difference between the exercise price of the options exercised and the market value of the Common Shares on the Toronto Stock Exchange on the date the options were exercised, multiplied by the number of options exercised.

2)

The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing Common Share price of $1.49 on December 31, 2008, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Termination of Employment or Change of Control

If the Employment Agreements of the Named Executive Officer are terminated by the Corporation other than for cause, Mr. Ball, Dr. Coffey, Dr. Mettinger and Ms. Dillahunty shall be entitled to 12 months pay in lieu of notice; and Dr. Thompson shall be entitled to 18 months pay in lieu of notice. If the Employment Agreements other than Ms. Dillahunty are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each are governed by the terms of the Stock Option Plan. Should Ms. Dillahunty be terminated by the Corporation other than for cause, then all unvested options will vest immediately. Further, if there is a change of control of the Corporation and Dr. Thompson, Mr. Ball, Dr. Coffey, Dr. Mettinger or Ms. Dillahunty are terminated without cause within one year following such change of control, then Dr. Thompson shall be entitled to 36 months pay in lieu of notice, Mr. Ball, Dr. Coffey, Dr. Mettinger and Ms. Dillahunty shall be entitled to 24 months pay in lieu of notice. For termination in accordance with this provision, pay shall include payment in lieu of benefits that otherwise would have been earned during the applicable term.

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

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office

Bradley G. Thompson Ph.D(2) Calgary, Alberta	President, Chief Executive Officer and Chairman of the Board	April 21, 1999	Date of 2009 Annual General Meeting of the Shareholders

Douglas A. Ball C.A. Calgary, Alberta	Chief Financial Officer and Director	April 21, 1999	Date of 2009 Annual General Meeting of the Shareholders
William A. Cochrane, OC, M.D. (2),(3) Calgary, Alberta	Director	October 31, 2002	Date of 2009 Annual General Meeting of the Shareholders
Robert B. Schultz, F.C.A. (1), (4) Toronto, Ontario	Lead Director	June 30, 2000	Date of 2009 Annual General Meeting of the Shareholders
Fred A. Stewart, Q.C.(1), (2) Calgary, Alberta	Director	August 27, 1999	Date of 2009 Annual General Meeting of the Shareholders

J. Mark Lievonen C.A.(3) Markham, Ontario	Director	April 5, 2004	Date of 2009 Annual General Meeting of the Shareholders
Jim Dinning(1) Calgary, Alberta	Director	March 24, 2004	Date of 2009 Annual General Meeting of the Shareholders
Ger van Amersfoort,(2) Oakville, Ont	Director	June 15, 2006	Date of 2009 Annual General Meeting of the Shareholders
Ed Levy, Ph.D, (3) Lund, BC	Director	May 17, 2006	Date of 2009 Annual General Meeting of the Shareholders

Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.
3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.
4)	As Lead Director, Mr. Schultz is an "ex officio" member of the Corporate Governance and Compensation Committee.

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

Compensation of Directors

Each director who is not a salaried employee of the Corporation was entitled to a fee of $1,750 per board and committee meeting attended. An annual retainer fee of $15,000 was paid for service during 2008 and the lead director was entitled to an additional annual $10,000 retainer. The chair of the audit committee received an additional retainer of $6,000. The Corporation also grants to directors, from time to time, stock options in accordance with the Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity. In the aggregate, a total of $222,500 in director's fees was paid to the board of directors of the Corporation (the "Board" or "Board of Directors") during the fiscal year ended December 31, 2008. There have not been any changes to the fees for 2009. During the fiscal year ended December 31, 2008, there were no ?options granted to the directors in accordance with the Compensation Committee recommendation.

Compensation Committee

A.	Compensation Discussion and Analysis

The Corporation has formed a Compensation Committee consisting of three outside directors Mr. Stewart, Mr. van Amersfoort and Dr. Cochrane, none of whom are nor have been employees or officers of the Corporation or any of its affiliates. Mr. Stewart is presently the Chair of the Compensation Committee.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase has been extremely challenging throughout 2008, and it has been exacerbated by the further deterioration of the capital markets late in 2008, and continuing into 2009. Based on these factors, the compensation committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. The Compensation Committee has in the past, undertaken market comparisons in developing appropriate compensation arrangements; however, due to market and sector conditions, it has deferred this activity, determining that a general maintenance with respect to salaries and benefits, with a temporary suspension with respect to bonuses and options for directors and officers of the Corporation was reasonable and appropriate.

The Compensation Committee then provided these specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Corporation's executive and senior officers.

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

The key elements of the compensation program are the base salary, health benefits, payments allocated to employees to be directed by them to their personal retirement accounts, as well as bonuses and the granting of options, both based on corporate and personal performance. While the Corporation made tremendous progress in 2008, the committee and the Board made the determination that payment of bonuses, and granting of options for executives or directors were to be suspended with respect to awards or grants for the 2008 year.

Performance goals are determined based on the strategic planning and budgeting process, which is conducted at least annually. The balance of performance during the year is assessed by the board and is normally the key determinant for the allocation of bonuses and options.

The Corporation has formed a Compensation Committee consisting of three outside directors Mr. Stewart, Mr. van Amersfoort and Dr. Cochrane, none of whom are nor have been employees or officers of the Company or any of its affiliates. Mr. Stewart is presently the Chair of the Compensation Committee.

Compensation Committee Mandate

This Mandate was amended and approved by the Board on March 4, 2009.

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

ii.	compensation policies and guidelines;
iii.	management incentive and perquisite plans and any non-standard remuneration plans;
iv.	senior management, executive and officer appointments and their compensation;
v.	management succession plans, management training and development plans, termination policies and termination arrangements; and
vi.	Board compensation matters.
c.	In carrying out its duties and responsibilities, the Committee shall:
i.

annually assess and make a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package of the CEO, all other officers of the Corporation and such other key employees of the Corporation or any subsidiary of the Corporation as may be identified by the CEO and approved by the Committee (collectively, the "Designated Employees");

ii

annually review the performance goals and criteria for the CEO and evaluate the performance of the CEO against such goals and criteria and recommend to the Board the amount of regular and incentive compensation to be paid to the CEO;

iii.

annually, review and make a recommendation to the Board regarding the CEO’s performance evaluation of Designated Employees and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;

iv.

review and make a recommendation to the Board regarding any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

v.	periodically, review the compensation philosophy statement of the Corporation and make recommendations for change to the Board as considered necessary;

vi.

from time to time, review and make recommendations to the Board in respect of the design, benefit provisions, investment options and text of applicable pension, retirement and savings plans or related matters;

vii.	annually, in conjunction with the Corporation’s general and administrative budget, review and make recommendations to the Board regarding compensation guidelines for the forthcoming budget period;
viii.

when requested by the CEO, review and make recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approve awards to eligible participants;

ix.

review and make recommendations to the Board regarding incentive stock option plans or any other long term incentive plans and to the extent delegated by the Board, approve grants to participants and the magnitude and terms of their participation;

x	as required, fulfill the obligations assigned to the Committee pursuant to any other employee benefit plans approved by the Board;
xi.

annually, prepare or review the report on executive compensation required to be disclosed in the Corporation’s information circular or any other human resource or compensation matter required to be publicly disclosed by the Corporation;

xii.	periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board of Directors;
xiii.	as required, retain independent advice in respect of human resources and compensation matters and, if deemed necessary by the Committee, meet separately with such advisors; and
xiv.	assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.
d.

In addition to the foregoing, the Committee shall undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively.

Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the U.S. Securities and Exchange Commission of 1934, as amended, consisting of three independent directors: Mr. Fred Stewart, Mr. Jim Dinning and Mr. Robert Schultz, none of whom are nor have been employees or officers of the Company or any of its affiliates. Mr. Stewart is presently the Chair of the Audit Committee. Each Audit Committee member is financially literate.

Mandate of the Audit Committee

This Mandate was approved by the Company’s board of directors on March  4, 2009.

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

The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years.

	2008	2007	2006
Research and development	10	9	7
Operating	6	5	5
Total	16	14	12

E.	Share Ownership

The following table sets out the share ownership of, and options held by, our directors and officers.

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
Officers
Brad Thompson	652,900	1.48%	15,000	12.15	Dec 14, 2010
			18,000	9.76	Jun 20, 2011
			25,000	7.25	Dec 17, 2011
			50,000	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			59,000	3.33	Aug 5, 2013
			80,000	4.50	Dec 11, 2013
			30,000	8.10	May 28, 2014
			350,000	5.00	Dec 9, 2014
			149,160	2.22	Dec 12, 2017
			786,160			3.28%

Matt Coffey	65,000	**	223,550	0.85	Nov 8, 2009
			15,000	12.15	Dec 14, 2010
			18,000	9.76	Jun 20, 2011
			20,000	7.25	Dec 17, 2011
			37,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			53,500	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	Dec 9, 2014
			33,333	2.22	Dec 12, 2017
			650,883			1.63%

Doug Ball	3,000	**	5,000	0.85	Nov 8, 2009
			250,000	9.50	May 17, 2010
			15,000	12.15	Dec 14, 2010
			27,000	9.76	Jun 20, 2011
			20,000	7.25	Dec 17, 2011
			37,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			37,000	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	Dec 9, 2014
			33,333	2.22	Dec 12, 2017
			674,833			1.54%

Mary Ann Dillahunty	2,201	**	100,000	3.28	Feb 1, 2017
			16,667	2.22	Dec 12, 2007
			116,667			**

Karl Mettinger	2,000	**	200,000	3.18	Sept 23, 2015
			33,333	2.22	Dec 12, 2017
			233,333			**

George Gill	—	**	20,000	7.50	Oct 18, 2011
			100,000	1.85	Oct 10, 2012
			17,000	3.33	Aug 5, 2013

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
			40,000	4.50	Dec 11, 2013
			7,500	8.10	May 28, 2014
			12,500	5.00	Dec 9, 2014
			16,667	2.22	Dec 12, 2017
			213,667			**

Directors
Bob Schultz	10,000	**	50,000	13.50	Jul 11, 2010
			15,000	12.15	Dec 14, 2010
			9,000	9.76	Jun 20, 2011
			10,000	7.25	Dec 17, 2011
			7,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			34,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			200,500			**

Fred Stewart	24,000	**	30,000	0.85	Nov 8, 2009
			15,000	12.15	Dec 14, 2010
			9,000	9.76	Jun 20, 2011
			10,000	7.25	Dec 17, 2011
			7,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			21,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			167,500			**

Jim Dinning	20,000	**	50,000	6.90	Mar 29, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			105,000			**

Mark Lievonen	3,000	**	50,000	9.38	Apr 5, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			105,000			**

Bill Cochrane	15,500	**	47,000	1.79	Nov 4, 2012

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
			4,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			116,000			**

Ed Levy	10,100	**	50,000	4.10	May 16, 2016
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			77,500			**

Ger van Amersfoort	10,200	**	50,000	3.60	Jun 15, 2016
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			77,500			**

TOTAL:	817,901		3,524,543

** Less than 1% ownership

Notes:

1)	Based on 43,830,748 common shares issued and outstanding on December 31, 2008
2)	Options exercisable to acquire common shares
3)	Ownership percentage assumes aggregate beneficial ownership of common shares and common shares acquirable upon exercise of options

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, at December 31, 2008, there are no persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over, our common shares carrying more than 5% of the voting rights attached to all our outstanding common shares.

The following table indicates, as of March 6, 2009, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares issued and Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
191	43,855,748	52	249,907	0.6%

B.	Related Party Transactions

Since January 1, 2008 through the filing of this annual report, we have not entered into any related party transactions with the major shareholder disclosed above. We have entered into employment contracts with each of our officers (see Item 6). We have not entered into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX and on the NASDAQ under the symbol "ONC" and “ONCY”, respectivley. The last reported sales price of our common shares on March 5, 2009 on the TSX was $1.58 and on the NASDAQ Capital Market was Cdn$1.25. The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated.

	Common Shares
	NASDAQ(1)		TSX(2)
	High	Low	High	Low

2003	4.60	1.00	6.07	1.53
2004	8.68	3.05	11.45	4.00
2005	5.57	2.51	6.66	2.98
2006	5.16	1.81	6.05	2.11

2007	2.90	1.46	3.40	1.50
Quarter 1	2.90	1.82	3.40	2.10
Quarter 2	2.28	1.88	2.59	2.08
Quarter 3	2.04	1.46	2.17	1.50
Quarter 4	2.71	1.72	2.53	2.15

2008	2.31	1.06	2.50	1.23
Quarter 1	2.13	1.71	2.26	1.66
Quarter 2	2.31	1.78	2.50	1.60
Quarter 3	1.91	1.50	2.10	1.40
Quarter 4	1.60	1.06	1.92	1.23
September	1.80	1.50	1.94	1.40
October	1.51	1.21	1.92	1.23
November	1.60	1.17	1.90	1.35
December	1.25	1.06	1.79	1.26

2009
January	1.40	1.16	1.68	1.44
February	1.49	1.22	1.83	1.50

(1)  All NASDAQ sales prices are quoted in US$ and are based on the high and low closing sales prices during the period quoted.

(2)  All TSX sales prices are quoted in Cdn$ and are based on the high and low closing sales prices during the period quoted.

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

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our common shares who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") deals at arm's length with, and is not affiliated with, us, holds its common shares as capital property and does not use or hold and is not deemed to use or hold such common shares in carrying on a business in Canada and who, at all relevant times, for purposes of the Canadian Tax Act and the Canada-U.S. Income Tax Convention (the "U.S. Treaty") is resident in the U.S., is not, and is not deemed to be, resident in Canada and is eligible for benefits under the U.S. Treaty (a "U.S. holder"). Special rules, which are not discussed in this summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere. Limited liability companies ("LLCs") that are not taxed as corporations pursuant to the provisions of the Canadian tax code do not qualify as resident in the U.S. for purposes of the U.S. Treaty. Under changes to the U.S. Treaty proposed in the Fifth Protocol to the U.S. Treaty, dated September 21, 2007, as ratified on December 15, 2008 (the "Protocol"), a resident of the United States who is a member of such an LLC will generally be entitled to claim treaty benefits in respect of income, profits or gains derived through the LLC. Such entitlement will commence on the first day of the second month that begins after the Protocol enters into force for withholding tax, and on the first day of the calendar year beginning after the calendar year in which the Protocol enters into force for other taxes. The Protocol will also introduce limitation on benefits rules that will restrict the ability of certain persons who are resident in the United States to claim any or all benefits under the U.S. Treaty. Residents of the United States should consult their own tax advisors with respect to their eligibility for benefits under the U.S. Treaty, having regard to the Protocol.

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

U.S. Federal Income Taxation

Certain U.S. Federal Income Tax Consequences

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

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c)  certain holding period requirements are met.

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

As discussed below, the Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for subsequent taxable years. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax laws and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Hodlers of common shares should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, any mark-to-market or QEF election (each as defined below).

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

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” under Section 957 of the Code or a PFIC , the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not regularly traded on a public exchange or other market approved by the Secretary of the Treasury and either is a “controlled foreign corporation”

or makes an election). “Gross income” generally means all revenues less cost of goods sold. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for subsequent taxable years. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

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

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Risk

We operate primarily in Canada, the U.S., and the U.K. Therefore, we are exposed to foreign currency risk associated with our expenses outside of Canada. We do not use financial derivative instruments to manage this market risk.

Interest Rate Risk

The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

We do not currently have any long-term debt, nor do we currently utilize interest rate swap contracts to hedge against interest rate risk.

We do not use financial instruments for trading purposes and are not parties to any leverage derivatives. We do not currently engage in hedging transactions. See “Currency and Exchange Rates” and Item 4 – “Information on the Company”.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.	Modification of Instruments Defining Rights of Security Holders.

None

B.	Modification or Issuance of Other Class of Securities.

None

C.	Withdrawal or Substitution of Security

None

D.	Change of Trustee or Paying Agent

None

E.	Use of Proceeds

There has been no change to the information provided in our first annual report on Form 20-F.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting was effective based on those criteria.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2008. In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2008. Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

C.	Attestation report of the register public accounting firms

The Auditor Attestation Report is included in the Ernst & Young LLP Independent Auditor’s Report, included in the Company’s financial statements, beginning on page F-2 of this annual report on Form 20-F.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the Audit Committee members, Fred Stewart, Robert Schultz and Jim Dinning, is a financial expert.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2008, 2007, and 2006, Ernst & Young LLP received the following fees:

December 31,
Item	2008 $	2007 $	2006 $
Audit fees	140,961	50,825	79,900
Audit-related fees (1),(3),	121,440	82,628	32,260
Tax fees (2)	17,316	11,608	8,214
All other fees (4)	112,352	146,893	—

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.
2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.
3)	Includes fees associated with matters relating to the base shelf prospectus and prospectus offering in 2008, (2007 – prospectus offering).
4)

Includes fees associated with the expansion of our corporate structure and a diagnostic examination of International Financial Reporting Standards in 2008 (2007 – examination and anticipated expansion of our corporate structure).

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not Applicable

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None

ITEM 16.G.    CORPORATE GOVERNANCE

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

ITEM 18.    FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-34.

ITEM 19.    EXHIBITS.

The following exhibits are filed as part of this annual report:

Constating Documents
1.1*	Articles of Incorporation
1.2*	By-laws

Material Contracts
4.1*	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2*	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3*	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4*	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5*	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6*	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7*	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8*	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9*	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10*	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11*	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12*	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13*	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007

4.14*	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15	Executive Employment Agreement, dated January 26, 2009, between the Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(*) Previously filed with the SEC on Form 20-F on May 23, 2008.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 6, 2009

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

Consolidated Financial Statements

Oncolytics Biotech® Inc.

December 31, 2008 and 2007

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the consolidated financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The consolidated financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer, will certify to our annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval.

/s/ Brad Thompson	/s/ Doug Ball

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of

Oncolytics Biotech Inc.

We have audited the consolidated balance sheets of Oncolytics Biotech Inc. as at December 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2008 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

As explained in note 3 to the consolidated financial statements, in 2008, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3064 “Goodwill and Intangible Assets”. In 2007, the Company adopted the requirements of CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” and Section 1530 “Other Comprehensive Income”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2009, expressed an unqualified opinion thereon.

Calgary, Canada
March 4, 2009	Chartered Accountants

Oncolytics Biotech Inc.

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

Under the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of

Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oncolytics Biotech Inc. as at December 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and for the cumulative period from inception on April 12, 1998, and our report dated March 4, 2009, expressed an unqualified opinion thereon.

Calgary, Canada
March 4, 2009	Chartered Accountants

Oncolytics Biotech Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31

	2008 $	2007 $

		[Restated see note 3]

ASSETS
Current
Cash and cash equivalents	7,429,895	6,715,096
Short-term investments [note 17]	5,846,634	18,498,733
Accounts receivable	86,322	80,085
Prepaid expenses	179,668	260,300

	13,542,519	25,554,214

Property and equipment [note 5]	263,926	201,103

Intellectual property [note 6]	180,750	542,250

	13,987,195	26,297,567

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	4,534,111	2,821,227

Commitments and contingency [notes 7, 8, 9 and 15]

Shareholders' equity
Share capital [note 10]
Authorized: unlimited
Issued: 43,830,748 (2006 - 41,180,748)	95,234,924	92,759,665
Warrants [note 10]	3,425,110	5,346,260
Contributed surplus [notes 2, 10, 11 and 12]	13,349,801	10,376,962
Deficit [note 4]	(102,556,751)	(85,006,547)

	9,453,084	23,476,340

	13,987,195	26,297,567

See accompanying notes

On behalf of the Board:	/s/ Fred Stewart	/s/ Jim Dinning

Director	Director

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHESIVE LOSS

For the periods ended December 31

	2008 $	2007 $	2006 $	Cumulative from inception on April 2, 1998 to December 31, 2008 $

		[Restated see note 3]	[Restated see note 3]	[Restated see note 3]

Revenue
Rights revenue	—	—	—	310,000

	—	—	—	310,000

Expenses
Research and development [note 9]	13,351,875	12,385,743	11,378,998	74,531,777
Operating	4,311,575	3,826,195	3,630,144	24,837,025
Stock based compensation [note 11]	64,039	539,156	403,550	4,768,844
Foreign exchange (gain) loss	(68,283)	8,862	35,270	589,427
Amortization - intellectual property	361,500	361,500	361,500	3,434,250
Amortization - property and equipment	48,754	40,714	52,638	497,151

	18,069,460	17,162,170	15,862,100	108,658,474

Loss before the following	18,069,460	17,162,170	15,862,100	108,348,474

Interest income	(519,256)	(1,211,744)	(1,233,809)	(6,534,005)

Gain on sale of BCY LifeSciences Inc. [note 21]	—	—	—	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685

Loss before income taxes	17,550,204	15,950,426	14,628,291	103,671,751

Future income tax recovery [note 14]	—	—	—	(1,115,000)

Net loss and comprehensive loss for the period	17,550,204	15,950,426	14,628,291	102,556,751

Basic and diluted loss per share [note 13]	(0.42)	(0.39)	(0.40)

See accompanying notes

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended December 31

	2008 $	2007 $	2006 $	Cumulative from inception on April 2, 1998 to December 31, 2008 $

		[Restated see note 3]	[Restated see note 3]	[Restated see note 3]

OPERATING ACTIVITIES

Net loss and comprehensive loss for the period	(17,550,204)	(15,950,426)	(14,628,291)	(102,556,751)
Add/(deduct) non-cash items
Amortization - intellectual property	361,500	361,500	361,500	3,434,250
Amortization - property and equipment	48,754	40,714	52,638	497,151
Stock based compensation [note 11]	64,039	539,156	403,550	4,768,844
Other non-cash items [note 20]	—	—	—	1,383,537
Net change in non-cash working
capital [note 20]	1,787,279	586,964	812,622	4,268,121

Cash used in operating activities	(15,288,632)	(14,422,092)	(12,997,981)	(88,204,848)

INVESTING ACTIVITIES
Acquisition of property and equipment	(111,577)	(92,221)	(35,838)	(813,744)
Purchase of short-term investments	(347,901)	(949,496)	(1,035,427)	(49,416,864)
Redemption of short-term investments	13,000,000	6,573,000	13,808,000	43,151,746
Investment in BCY LifeSciences Inc.	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343

Cash provided by (used in) investing activities	12,540,522	5,531,283	12,736,735	(4,081,917)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and
warrants	41,600	51,000	241,400	15,301,068
Proceeds from private placements	—	—	—	38,137,385
Proceeds from public offerings	3,421,309	12,063,394	—	46,278,207

Cash provided by financing activities	3,462,909	12,114,394	241,400	99,716,660

Net increase (decrease) in cash and cash
equivalents during the period	714,799	3,223,585	(19,846)	7,429,895

Cash and cash equivalents, beginning of period	6,715,096	3,491,511	3,511,357	—

Cash and cash equivalents, end of period	7,429,895	6,715,096	3,491,511	7,429,895

Cash interest received	769,529	1,392,866	940,100

See accompanying notes

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

1.	INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.	BASIS OF FINANCIAL STATEMENT PRESENTATION

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of our shares. In connection with this acquisition, the basis of accounting for our assets and liabilities was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in our consolidated financial statements). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of our assets and liabilities at April 21, 1999 was $2,500,000. This amount was credited to contributed surplus and charged to intellectual property and is being amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999, SYNSORB’s ownership has been diluted through public offerings of our common shares, sales of our shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to their shareholders. As a result, SYNSORB no longer has any ownership in the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are, in all material respects, in accordance with United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in note 22. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Principles of consolidation

The consolidated financial statements include our accounts and the accounts of our incorporated subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc. All intercompany transactions and balances have been eliminated.

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include the assessment of the net realizable value of long-lived assets and the amortization period of intellectual property.

Property and equipment

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

Intellectual property

Intellectual property costs relate to the initial acquisition of our business by SYNSORB. These costs are amortized on a straight-line basis over a 10-year period (the expected useful life). We assesses potential impairment of our intellectual property when any event that might give rise to impairment becomes known to us by measuring the expected net recovery from products based on the use of the intellectual property.

Foreign currency translation

Transactions originating in foreign currencies are translated into the functional currency of the entity at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the period.

Research and development costs

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

Loss per common share

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

We use the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Stock option plan

We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”). Under the Plan, the exercise price of each option equals the market price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant.

Stock based compensation

Officers, directors and employees

We use the fair value based method of accounting for employee awards granted under our stock option plan. We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight line basis.

Non-employees

Stock based compensation to non-employees is recorded at fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

Financial instruments

Financial assets

Financial assets are comprised of cash and cash equivalents, accounts receivable (mainly goods and services tax receivable), and short-term investments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank.

Short-term investments

We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such designation as of each balance sheet date. Short-term investments can be classified as held-for-trading, available-for-sale or held-to-maturity. Currently, we have classified all of our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Financial liabilities

Financial liabilities are comprised of trade accounts payable.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Future income taxes

We follow the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

New Accounting Policies

Adoption of new accounting policies

Intangible assets

On April 1, 2008, we early adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement.

Prior to the adoption of Section 3064, we accounted for our intellectual property expenditures under CICA Handbook Section 3450 “Research and Development Costs”. Section 3450 permitted the capitalization and amortization of intangible assets in order to match the benefit of the intangible asset to the life of the research project.

Section 3064 does not permit the capitalization of certain previously capitalized intellectual property costs. Consequently, these intellectual property expenditures, previously capitalized as intellectual property, are required to be expensed and any previously recorded related amortization charges are to be reversed. The intellectual property costs which remain capitalized and subject to amortization relate to the initial acquisition of our business by SYNSORB.

There has been no change to the treatment of our research and development costs.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

The impact of the early adoption of Section 3064 on our previously reported consolidated balance sheets is as follows:

Consolidated Balance Sheet	December 31, 2007 $	December 31, 2006 $

Intellectual property
Intellectual property, previously reported	5,026,540	5,079,805
Adjustment, adoption of Section 3064	(4,484,290)	(4,176,055)

Intellectual property, restated	542,250	903,750

Deficit
Deficit, previously reported	(80,522,257)	(65,030,066)
Adjustment, adoption of Section 3064	(4,484,290)	(4,176,055)

Deficit, restated	(85,006,547)	(69,206,121)

The impact of the early adoption of Section 3064 on our previously reported consolidated statements of loss, comprehensive loss and cash flows is as follows:

Consolidated Statements of Loss and Comprehensive Loss	Year ended December 31, 2007 $	Year ended December 31, 2006 $	Cumulative from inception on April 2, 1998 to December 31, 2007

Net loss and comprehensive loss, previously reported	15,642,191	14,297,524	80,522,257
Adjustment, adoption of Section 3064	308,235	330,767	4,484,290

Net loss and comprehensive loss, restated	15,950,426	14,628,291	85,006,547

Basic and diluted loss per share, previously reported	(0.39)	(0.39)	—

Basic and diluted loss per share, restated	(0.39)	(0.40)	—

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Consolidated Statements of Cash Flows	Year ended December 31, 2007 $	Year ended December 31, 2006 $	Cumulative from inception on April 2, 1998 to December 31, 2007

Operating activities, previously reported	(13,569,594)	(12,155,372)	(66,551,036)
Adjustment, adoption of Section 3064	(852,498)	(842,610)	(6,365,180)

Operating activities, restated	(14,422,092)	(12,997,982)	(72,916,216)

Investing activities, previously reported	4,678,785	11,894,126	(22,987,619)
Adjustment, adoption of Section 3064	852,498	842,610	6,365,180

Investing activities, restated	5,531,283	12,736,736	(16,622,439)

Capital Disclosures

On January 1, 2008, we adopted the new recommendations of the CICA for disclosure of our objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in Note 16.

Financial Instruments – Disclosures

On January 1, 2008, we adopted the new recommendations of the CICA for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with financial instruments (CICA Handbook Section 3862), as discussed further in Notes 17 and 18.

Financial Instruments – Presentation

On January 1, 2008, we adopted the new recommendations of the CICA for presentation of financial instruments (CICA Handbook Section 3863). Adoption of this standard had no impact on our financial instrument related presentation disclosures.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Reporting Standards (“IFRS”). IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

In April 2008, the Accounting Standards Board in Canada published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate the IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The exposure draft makes possible the early adoption of IFRS by Canadian entities.

In June 2008, the Canadian Securities Administrators (“CSA”) published a staff notice that stated it is prepared to recommend exemptive relief on a case by case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFRS for a financial period beginning before January 1, 2011. The U.S. Securities and Exchange Commission (“SEC”) issued a final rule in January 2008 that would allow some foreign private issuers to use IFRS, without reconciliation to U.S. GAAP, effective for certain 2007 financial statements.

We have commenced the process to transition from current Canadian GAAP to IFRS. Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•

Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority.

•

Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•

Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

In 2008, we finalized the scoping and diagnostic phase of our transition plan through a diagnostic assessment of the potential impact IFRS will have on our accounting policies. Our diagnostic review identified differences and issues that may impact the Company which centers primarily upon:

•	IFRS 1 – relates to the first time adoption and includes optional exemptions that must be considered
•	Financial statement presentation and certain disclosures
•	Income taxes
•	Impairment of long-lived assets including goodwill and intangibles
•	Stock based compensation

These differences exist based on Canadian GAAP and IFRS today. The regulatory bodies that establish Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences that impact our consolidated financial statements in future years.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

In 2009, we plan to examine the areas identified by our diagnostic review and commence the impact analysis, evaluation and design phase of our transition plan.

4.	DEFICIT

Amount $
Restated balance, December 31, 2006 [note 3]	69,206,121
Adjustment – Alberta Heritage Foundation loan[1]	(150,000)
Restated net loss and comprehensive loss for the year [note 3]	15,950,426
Restated balance, December 31, 2007 [note 3]	85,006,547
Net loss and comprehensive loss for the year	17,550,204
Balance, December 31, 2008	102,556,751
1.

On January 1, 2007, the Company adopted, without restatement, CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. Pursuant to the transitional provisions of Section 3855, we recorded our Alberta Heritage Foundation interest free loan at fair value (Note 7). As a result, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.

5.	PROPERTY AND EQUIPMENT

	2008
	Cost $	Accumulated Amortization $	Net Book Value $
Medical equipment	100,816	35,592	65,224
Office equipment	36,385	24,910	11,475
Office furniture	108,315	67,926	40,389
Computer equipment	264,631	156,552	108,079
Leasehold improvements	139,616	100,857	38,759
	649,763	385,837	263,926

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

	2007
	Cost $	Accumulated Amortization $	Net Book Value $
Medical equipment	100,816	21,016	79,800
Office equipment	34,965	22,445	12,520
Office furniture	99,730	61,860	37,870
Computer equipment	202,845	131,932	70,913
Leasehold improvements	99,830	99,830	—
	538,186	337,083	201,103
6.	INTELLECTUAL PROPERTY

	2008
	Cost $	Accumulated Amortization $	Net Book Value $
Intellectual property	3,615,000	3,434,250	180,750

	2007
	Cost $	Accumulated Amortization $	Net Book Value $
Intellectual property	3,615,000	3,072,750	542,250
7.	ALBERTA HERITAGE FOUNDATION LOAN

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

8.	COMMITMENTS

We are committed to payments totaling $1,511,000 during 2009 for activities related to our clinical trial program and collaborations.

We are committed to monthly rental payments (excluding our portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

9.	CONTINGENCY

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2008, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

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

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

10.	SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares

Issued:	Shares		Warrants

	Number	Amount $	Number	Amount $

Balance, December 31, 1998	2,145,300	4	—	—

Issued on exercise of stock options	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split(a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private
placement (net of share issue costs of $45,000)(b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private
placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue
costs of $317,897)(c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase
warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—

Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private
placement(d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of
$998,900)(e)	3,000,000	13,101,100	—	—

Balance, December 31, 2000	17,488,805	21,602,937	—	—

Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

Balance, December 31, 2001	19,191,395	23,812,953	—	—

Issued on exercise of stock options	40,000	34,000	—	—

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Issued:	Shares		Warrants

	Number	Amount $	Number	Amount $

Issued on acquisition of the interest in Transition
Therapeutics Inc.	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private
placement(f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private
placement(g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private
placement(h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private
placement(i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public
offering(j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private
placement(k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004
public offering(l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent
payment [note 9]	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	—	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Issued:	Shares		Warrants

	Number	Amount $	Number	Amount $

Issued for cash pursuant to December 29, 2005 private
placement(m)	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	—	—	(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500	—	—
Share issue costs	—	(1,689,398)	—	—

Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	—	—
Expired warrants	—	—	(112,800)	(213,192)

Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public
offering(n)	4,600,000	11,362,000	2,300,000	2,438,000
Exercise of options	60,000	51,000	—	—
Expired warrants	—	—	(752,000)	(1,308,480)
Share issue costs	—	(1,736,606)	—	—

Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public
offering(o)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants	—	—	(1,920,000)	(2,908,800)
Warrants(p)	—	—	320,000	41,600
Share issue costs	—	(651,741)	—	—

Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110

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

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(c)

Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to a private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.
(e)

Pursuant to a special warrant offering, we sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)

Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, we issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model (“Black Scholes”).

(g)

Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, we issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes.

(h)

Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, we issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes.

(i)

Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425, respectively. Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, we issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

$59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes.

(j)

Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, we issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes.

(k)

Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50, respectively. Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, we issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes.

(l)

Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $1,063,890. In addition, we issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes.

(m)

Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, we issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes.

(n)

Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. The

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

ascribed value was determined using the relative fair value method. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,736,606. The ascribed values of the warrants were based on the Black Scholes.

(o)

Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000. Each unit included one common share (ascribed value of $1.18) and one- common share purchase warrant (ascribed value of $0.32). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances. Share issue costs for this offering were $651,741. In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances. The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs. The ascribed values of the warrants were based on the Black Scholes.

(p)

On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600. The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.

The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued in those years:

	2008	2007	2006	2005	2004	2003	2002

Risk-free interest rate	1.68%	4.08%	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	2.00	3.00	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	55.6%	63%	—	66%	71%	72%	57%
Dividend yield	Zero	Zero	—	Zero	Zero	Zero	Zero

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

The following table summarizes our outstanding warrants as at December 31, 2008:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)

$1.80	—	3,235,000	—	—	3,235,000	2.73
$3.50	2,300,000	—	—	—	2,300,000	1.15
$5.65	320,000	—	—	320,000	—	—
$6.15	1,600,000	—	—	1,600,000	—	—

	4,220,000	3,235,000	—	1,920,000	5,535,000	2.19

11.	STOCK BASED COMPENSATION

Stock Option Plan

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2008		2007

	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $

Outstanding, at the beginning of year	3,870,493	4.61	3,537,950	4.88
Granted during the year	15,500	1.45	532,543	2.43
Cancelled during the year	—	—	(140,000)	2.90
Exercised during the year	—	—	(60,000)	0.85

Outstanding, at the end of year	3,885,993	4.59	3,870,493	4.61

Options exercisable at the end of year	3,747,293	4.65	3,661,943	4.69

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2008:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Wdighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $

$0.75 - $1.00	258,550	0.8	0.85	258,550	0.85
$1.45 - $2.37	806,443	7.2	2.08	780,243	2.09
$2.70 - $3.33	800,250	5.4	3.15	700,250	3.14
$4.00 - $5.00	1,208,250	5.8	4.86	1,195,750	4.86
$6.77 - $9.76	684,500	3.1	8.67	684,500	8.67
$12.15 - $13.50	128,000	1.8	12.69	128,000	12.69

	3,885,993	5.1	4.59	3,747,293	4.65

The outstanding options vest annually or after the completion of certain milestones. We have reserved 3,992,075 common shares for issuance relating to outstanding stock options.

As we are following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees was $64,039 (2007 – $539,156, 2006 – $403,550) with an offsetting credit to contributed surplus. There were no options issued to consultants for the years 2008, 2007 and 2006.

The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2008	2007	2006

Risk-free interest rate	1.85%	3.91%	4.08%
Expected hold period to exercise	4.0 years	3.5 years	3.5 years
Volatility in the price of the Company’s shares	56%	56%	63%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$0.60	$0.94	$1.46

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

12.	CONTRIBUTED SURPLUS

The following table summarizes the change in contributed surplus as at and for the year ended December 31:

	2008	2007

Balance, beginning of the year	10,376,962	8,529,326
Stock based compensation	64,039	539,156
Expired warrants	2,908,800	1,308,480
Exercise of stock options	—	—

Balance, end of the year	13,349,801	10,376,962

13.	LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2008 of 41,369,515 (2007 – 40,428,825; 2006 – 36,346,266). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

14.	INCOME TAXES

The recovery of income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2008 $	2007 $	2006 $

Loss before income taxes	(17,550,204)	(15,950,426)	(14,628,291)
Statutory Canadian corporate tax rate	29.50%	32.12%	29.00%
Anticipated tax recovery	(5,177,310)	(5,123,277)	(4,242,204)
Foreign jurisdiction tax rate difference	373,868	—	—
Employee stock based compensation	18,892	156,355	117,030
Change in tax rate	—	465,321	2,276,597
Tax return adjustment	(290,082)	(314,156)	(5,414)
Non-deductible expenses	11,456	9,311	10,440
Change in valuation allowance	5,063,176	4,806,446	1,843,551

Future income tax recovery	—	—	—

As at December 31, 2008, we have non-capital losses for income tax purposes of approximately $29,192,000 which are available for application against future taxable income and expire in 2015 ($4,096,000), 2026 ($11,103,000) and 2027 (13,993,000). As of December 31, 2008, we have non-refundable federal investment tax credits of approximately $3,630,000 (2007 – $3,054,000) which are available to reduce future taxes payable. We have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $16,884,000

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(2007 – $13,504,000) over an indefinite future period. We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

The components of our future income tax asset are as follows:

	2008 $	2007 $

Net operating losses carried forward	8,491,910	16,045,857
Scientific research and experimental development	4,896,279	3,376,086
Investment tax credits	2,648,479	2,290,784
Net capital loss carryforwards	—	249,189
Undepreciated capital costs in excess of book value
of property and equipment and intellectual property	106,782	727,205
Share issue costs	493,532	523,919
Valuation allowance	(16,636,982)	(23,213,040)

Future tax asset	—	—

15.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

16.	CAPITAL DISCLOSURES

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital. We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multiyear plan annually for review and approval by our Board of Directors (the “Board”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multiyear plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared monthly and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 16, 2008, we filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Establishing the Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multiyear plan. This Base Shelf expires on July 16, 2010 and on December 5, 2008 we registered 2,650,000 units under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2008.

17.	SHORT-TERM INVESTMENTS

Short-term investments, consisting of Government of Canada treasury bills, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested. We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments. We do not hold any asset backed commercial paper.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2008
Short-term investments	5,850,305	5,828,500	18,134	5,846,634	5,847,527	1.81

December 31, 2007
Short-term investments	18,532,862	18,230,340	268,393	18,498,733	18,499,173	4.26

Fair value is determined by using published market prices provided by our investment advisor.

18.	FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable. As at December 31, 2008, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk

Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in Government of Canada treasury bills.

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2008 by approximately $57,137. The impact of a $0.01 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2008 by approximately $13,964.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2008 are as follows:

	U.S. dollards $	British pounds £

Cash and cash equivalents	343,196	34,135
Accounts payable	(571,048)	(278,345)

	(227,852)	(244,210)

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 16.

Accounts payable are all due within the current operating period.

19.	ECONOMIC DEPENDENCE

In 2008, we transferred our technology to a second toll manufacturer in the U.S. As well, we produced additional clinical grade REOLYSIN® during the year building up a supply of product for use in our clinical trial program. We now have sufficient product to complete our current ongoing clinical trial program, however, we will require additional production to supply a pivotal trial program. As a result, any significant disruption of the services provided by either of our toll manufacturers has the potential to delay the progress of our clinical trial program.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

20.	ADDITIONAL CASH FLOW DISCLOSURE

Net Change In Non-Cash Working Capital

	2008 $	2007 $	2006 $	Cumulative from inception on April 2, 1998 to December 31, 2008 $

Change in:
Accounts receivable	(6,237)	3,918	(36,613)	(86,322)
Prepaid expenses	80,632	378,240	(98,172)	(179,668)
Accounts payable and accrued liabilities	1,712,884	204,806	923,940	4,534,111

Change in non-cash working capital	1,787,279	586,964	789,155	4,268,121
Net change associated with investing activities	—	—	23,467	—

Net change associated with operating activities	1,787,279	586,964	812,622	4,268,121

Other Non-Cash Items

	2008 $	2007 $	2006 $	Cumulative from inception on April 2, 1998 to December 31, 2008 $

Foreign exchange loss
Donation of medical equipment	—	—	—	66,069
Loss on sale of Transition Therapeutics In	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	(299,403)
Cancellation of contingent payment obligat
settled in common shares
[note 9]	—	—	—	150,000
Future income tax recovery	—	—	—	(1,115,000)

	—	—	—	1,383,537

21.	BCY LIFESCIENCES INC.

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY Life Sciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

with an offsetting credit recorded to contributed surplus. On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After these transactions, the Company held a total of 2,394,445 BCY shares which were all subsequently sold for net cash proceeds of $591,725, recording a gain on sale of investment of $299,403.

22.	RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

		Years Ended December 31,			Cumulative from inception on April 2, 1998 to December 31, 2008 $

	Notes	2008 $	2007 $	2007 $

Net loss - Canadian GAAP	(2)	17,550,204	15,950,426	14,628,291	102,556,751
Amortization of intellectual
property	(1)	(361,500)	(361,500)	(361,500)	(3,434,250)
Future income tax recovery	(1)	—	—	—	1,115,000

Net loss and comprehensive loss -
U.S. GAAP		17,188,704	15,588,926	14,266,791	100,237,501

Basic and diluted loss per common
share - U.S. GAAP		(0.42)	(0.39)	(0.39)	—

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash provided by (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Balance sheet items in accordance with U.S. GAAP are as follows:

		December 31, 2008		December 31, 2007

	Notes	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Intellectual property	(1)	180,750	—	542,250	—
Future income taxes	(1)	—	—	—	—
Contributed surplus	(1)	12,197,801	9,697,801	10,376,962	7,876,962
Deficit	(1)	102,556,751	100,237,501	85,006,547	83,048,797

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

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statements of loss. As a result, stock based compensation on the statement of loss would be reduced by $64,039 in 2008 (2007 – $539,156; 2006 – $403,550) and research and development and operating expenses would increase by $64,039 and $nil, respectively (2007 – $375,156 and $164,000, respectively; 2006 – $131,890 and $271,660, respectively). Cumulative from inception stock based compensation would be reduced by $4,768,844 and cumulative from inception research and development and operating expenses would increase by $2,735,124 and $2,033,720, respectively. There is no impact on the Company’s net loss.

Additional Stock Based Payment Disclosure

As at December 31, 2008, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $166,092 and $165,872, respectively. The total intrinsic value of the options exercised in 2008 was $nil (2007 –$90,000; 2006 –$618,960).

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

A summary of our non-vested options as at December 31, 2008 and changes during the year ended December 31, 2008 is as follows:

	2008		2007

	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $

Non-vested, beginning of the year	208,550	1.19	182,500	1.38
Granted during the year	5,500	0.64	76,050	0.94
Vested during the year	(75,350)	1.24	(50,000)	1.51
Forfeited during the year	—	—	—	—

Non-vested, end of the year	138,700	1.14	208,550	1.19

As at December 31, 2008, there was $33,313 (2007 - $93,929) of total unrecognized compensation costs related to non-vested stock options granted under our stock option plan. This cost is expected to be recognized over a weighted average period of 0.96 years. The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006 was $93,572, $75,500 and $129,276, respectively.

The Company issues shares from treasury to satisfy any exercise of stock options.

Accounting for Uncertainty in Income Taxes

The tax years 2002 – 2007 remain open for audit examination by the respective Canadian taxing jurisdictions.

New Accounting Principles

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”), which established a framework for measuring fair value and expands disclosures about fair value measurements. The FASB partially deferred the effective date of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. The effective date for financial assets and liabilities that are recognized on a recurring basis was January 1, 2008. We determined that our adoption of SFAS 157 on January 1, 2008 for financial assets and liabilities did not have a material impact on our consolidated financial statements. We currently do not expect that the adoption of SFAS 157 related to non-financial assets will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and highlights the effect of a company’s choice to use fair value on its earnings. It

Oncolytics Biotech Inc.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

also requires a company to display the fair value of those assets and liabilities for which it has chosen to use fair value on the face of the balance sheet. SFAS 159 was effective for the Company beginning January 1, 2008 and did not have an impact on its consolidated financial statements as the Company did not choose to use the fair value option.

In June 2007, the FASB ratified EITF Issue No. 07-3, “Accounting for Non-Refundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities,” (“EITF 07-3”), which provides that non-refundable advance payments for future research and development activities should be deferred and capitalized until the related goods are delivered or the related services are performed. EITF 07-3 was effective on a prospective basis beginning January 1, 2008 and did not have a material impact on our consolidated financial statements.

23.	SUBSEQUENT EVENT

On March 2, 2009 we entered into an agreement to acquire an inactive private company (“PrivateCo”), pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). PrivateCo does not actively carry on any business operations, has accumulated tax losses from its previous development business, and is expected to have approximately $2.3 million in net cash available at the closing of the transaction.

Under the terms of the Arrangement, we will issue common shares of Oncolytics at an exchange ratio calculated based upon an agreed premium to PrivateCo’s net cash per share at closing and using an ascribed price per common share of Oncolytics of $1.69 (which is based on the 20 day volume weighted average trading price of Oncolytics shares on the Toronto Stock Exchange up to and including March 2, 2009).

Completion of this transaction is subject to a number of conditions including receipt of all necessary shareholder, court and regulatory approvals. The acquisition is expected to close in April 2009.