Form 20-F
period 2009-12-31
ONCOLYTICS BIOTECH INC
filed 2010-03-15
CIK 1129928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2009

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 0-31062

ONCOLYTICS BIOTECH INC.

(Exact name of Registrant as specified in its charter)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

Suite 210, 1167 Kensington Crescent, N.W. Calgary, Alberta, T2N 1X7

(Address of principal executive offices)

Doug Ball

Suite 210, 1167 Kensington Crescent, N.W. Calgary, Alberta, T2N 1X7

Tel: (403) 670-7377

E-mail: info@oncolytics.ca

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares, no par value	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 61,549,969 common shares as at December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒    No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐        Accelerated filer ☒Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ Other ☒	International Reporting Standards as issued by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

ONCOLYTICS BIOTECH INC.

FORM 20-F

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3. KEY INFORMATION	6
ITEM 4. INFORMATION ON THE COMPANY	15
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	26
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
ITEM 8. FINANCIAL INFORMATION	48
ITEM 9. THE OFFER AND LISTING	48
ITEM 10. ADDITIONAL INFORMATION	49
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	61
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	62
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	62
ITEM 15. CONTROLS AND PROCEDURES	62
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	63
ITEM 16B. CODE OF ETHICS	63
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICE	64
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	65
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES	65
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS	65
ITEM 16.G. CORPORATE GOVERNANCE	65
ITEM 17. FINANCIAL STATEMENTS	66
ITEM 18 FINANCIAL STATEMENTS	66
ITEM 19. EXHIBITS	66

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;
•	risks inherent in pharmaceutical research and development;
•	risks related to our pharmaceutical products being subject to intense regulatory approval processes;
•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;
•	risks related to our reliance on patents and proprietary rights to protect our technology;
•	risks related to potential products liability claims;
•	risks related to our limited manufacturing experience and reliance on third parties to commerically manufacture our products, if and when developed;
•	risks related to our new products not being accepted by the medical community or consumers;
•	risks related to our technologies becoming obsolete;
•	risks related to our dependence on third party relationships for research and clinical trials;
•	risks related to our lack of operating revenues and history of losses;
•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;
•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;
•	risks related to potential increases in the cost of director and officer liability insurance;
•	risks related to our dependence on key employees and collaborators;
•	risks related to Barbados law;
•	risks related to the effect of changes in the law on our corporate structure;
•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;
•	risk related to possible “passive foreign investment company” status;

•	risks related to fluctuations in interest rates; and risks related to our common shares.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. We do not assume responsibility for the accuracy and completeness of these statements.

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

	Canadian Dollars Per U.S. Dollars
	2009	2008	2007	2006	2005	2004
Average for the period	0.8760	0.9441	0.9348	0.8820	0.8259	0.7697
Low for the period	0.9755	1.0289	1.0905	0.9099	0.8690	0.8493

For the Month of
	February 2010	January 2010	December 2009	November 2009	October 2009	September 2009
High for the period	0.9283	0.9350	0.9304	0.9234	0.9123	0.9007
Low for the period	0.9642	0.9780	0.9647	0.9590	0.9755	0.9442

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on March 11, 2010 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0265. Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table of selected financial data has been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which have been reconciled with U.S. GAAP in accordance with Item 18 (see note 23 of the audited financial statements). The data is qualified by reference to, and should be read in conjunction with, the audited financial statements, and related notes thereto, prepared in accordance with Canadian GAAP (See Item 18, "Financial Statements"). All dollar amounts are expressed in Canadian dollars. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2009 $	2008 $	2007 $	2006 $	2005 $
Revenues	—	—	—	—	—
Net loss, Canadian GAAP(2)	16,231,249	17,550,204	15,950,426	14,628,291	13,256,271
Net loss, U.S. GAAP(2)	14,999,569	17,188,704	15,588,926	14,266,791	12,894,771
Basic and diluted loss per share, Canadian GAAP(2), (3)	0.33	0.42	0.39	0.40	0.40
Basic and diluted loss per share, U.S. GAAP(2), (3)	0.30	0.42	0.39	0.39	0.39
Total assets, Canadian GAAP (1), (3)	35,593,391	13,987,195	26,297,567	29,389,636	42,449,038
Total assets, U.S. GAAP(1), (3)	35,593,391	13,806,445	25,755,317	28,485,886	41,183,788
Shareholders’ equity, Canadian GAAP(3)	31,366,458	9,453,084	23,476,340	26,773,217	40,756,556
Shareholders’ equity, U.S. GAAP(3)	30,343,407	9,272,334	22,934,090	25,869,467	39,491,306
Cash dividends declared per share(4)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	49,370,175	41,369,515	40,428,825	36,346,266	32,804,540

Notes:

1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2008.
2)	Included in net loss and net loss per share is stock based compensation expense of $424,273 (2008 – $64,039; 2007 – $539,156; 2006 – $403,550; 2005 – $64,104).
3)

We issued 17,524,211 common shares for net cash proceeds of $37,052,900 and 200,000 common shares for a $684,000 investment in British Canadian Biosciences Corp.  (2008 – 2,650,000 commons shares for net cash proceeds of $3,421,309; 2007 – 4,660,000 common shares for net cash proceeds of $12,114,394; 2006 – 284,000 common shares for cash proceeds of $241,400; 2005 – 4,321,252 common shares for cash proceeds of $18,780,189).

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

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. We have received Granted Patents in countries throughout the world, including the United States, Canada, Europe, and Japan. We file our Applications for Patent in the United States and under the PCT, allowing us to subsequently file in other jurisdictions. See “Narrative Description—Patent and Patent Application Summary”. Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to, or licensed by us, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

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

To date, we have not generated sufficient revenues to offset our research and development costs and, accordingly, have not generated positive cash flow or made an operating profit. As of December 31, 2009, we had an accumulated deficit of $118.8 million and we incurred net losses of $16.2 million, $17.6 million, and $16.0 million, for the years ended December 31, 2009, 2008, and 2007, respectively. We anticipate that we will continue to incur significant losses during 2009 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

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

As of December 31, 2009, we had cash and cash equivalents (including short-term investments) of $34.1 million and working capital of approximately $30.5 million. We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering or otherwise, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favourable to us or our existing shareholders. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

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

Barbados law differs from the laws in effect in Canada and may afford less protection to holders of our securities.

Certain of our assets and intellectual property are held by our wholly-owned subsidiary, Oncolytics Barbados, which is organized under the laws of Barbados. It may not be possible to enforce court judgments obtained in Canada against Oncolytics Barbados in Barbados based on the civil liabilities provisions of applicable securities laws. In addition, there is some doubt as to whether the courts of Barbados would recognize or enforce judgments of Canadian courts obtained against us or our directors or officers based on the civil liabilities provisions of Canadian securities laws or hear actions against us or those persons based on such laws.

Changes in law could adversely affect our business and corporate structure.

There can be no assurances that there will not occur changes in corporate, tax, property and other laws in Canada and/or Barbados (or the interpretation thereof by regulatory or tax authorities) which may materially and adversely affect our businesses and corporate structure.

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

The Corporation may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and equivalent Canadian legislation.

The Corporation documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) and equivalent Canadian legislation. SOX requires an annual assessment by management of the effectiveness of the Corporation’s internal controls over financial reporting and an attestation report by the Corporation’s independent auditors addressing this assessment. The Corporation may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of the common shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Corporation’s internal controls over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Corporation expands, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Corporation continue to improve its internal controls over financial reporting.

Because the Corporation is a Canadian corporation and the majority of its directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against the Corporation based solely upon the federal securities laws of the United States.

The Corporation is a Canadian corporation, with its principal place of business in Canada. A majority of the Corporation’s directors and officers and some or all of the experts named in the registration statement to which this prospectus supplement relates are residents of Canada and a significant portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this prospectus supplement are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Corporation or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Corporation or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

Possible “passive foreign investment company” status

Potential investors that are U.S. taxpayers should be aware that the Corporation believes that it qualified as a PFIC for the tax year ended December 31, 2009, and based on current business plans and financial projections, the Corporation anticipates that it may qualify as a PFIC for the subsequent taxable years. If the Corporation is or becomes a PFIC, any gain recognized on the sale of the Unit Shares, Warrants or Warrant Shares and any “excess distributions” (as specifically defined) paid on Unit Shares or Warrant Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Unit Shares, Warrants or Warrant Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Unit Shares, Warrants or Warrant Shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

The determination of whether the Corporation will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Corporation will be a PFIC for any taxable year generally depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year. For a more detailed discussion see “Certain United States Federal Income Tax Considerations” below.

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

Potential dilution of present and prospective shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The Company does not intend to pay cash dividends in the foreseeable future.

The Company has not declared or paid any dividends since its incorporation. The Company intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in the common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

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

On July 1, 2008, we completed an internal reorganization to provide additional international flexibility and promote broadened opportunities for Oncolytics. Pursuant to the internal reorganization we transferred certain assets to our wholly-owned subsidiary, Oncolytics Biotech (Barbados) Inc. (“OBB”), in consideration for additional shares in the capital of OBB. The transferred assets consisted of: (a) the rights to certain regulatory submissions; (b) certain non-Canadian patents and patent applications; and (c) certain agreements to which we were a party, including, clinical research management agreements, clinical trial agreements, research agreements and manufacturing agreements. We also granted OBB permission to use certain other intellectual property rights not transferred by us to OBB. Concurrently with the asset transfer, the Corporation and OBB entered into a trust agreement pursuant to which we agreed to hold legal title to the transferred assets with beneficial title remaining with OBB.

As part of the internal reorganization, the Corporation and OBB also entered into a research and development agreement on July 1, 2008 pursuant to which we agreed to provide certain services to OBB, including: conducting research and development related to the transferred assets; coordinating clinical trials and the handling of data generated by such trials; pursuing regulatory approvals as required; coordinating the filing, prosecution and maintenance of patent applications and patents; and coordinating the development and implementation of manufacturing processes.

In December 2008, we incorporated a Delaware company, Oncolytics Biotech (U.S.) Inc. (“OBUS”) which is wholly owned by OBB. OBUS provides certain services to OBB including conducting research and development related to the transferred assets; coordinating clinical trials and the handling of data generated by such trials.

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

Under the terms of the Arrangement, we issued common shares of Oncolytics at an exchange ratio calculated based upon an agreed premium to PrivateCo's net cash per share at closing and using an ascribed price per common share of Oncolytics of $1.69 (which is based on the 20 day volume weighted average trading price of Oncolytics shares on the Toronto Stock Exchange up to and including March 2, 2009). The acquisition closed in April 2009.

A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets can be found in our MD&A and in the notes to our financial statements included elsewhere in this annual report.

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

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes clinical trials which we sponsor directly along with clinical trials that are being sponsored by the U.S. National Cancer Institute (“NCI”), the University of Leeds and the Cancer Therapy & Research Center at the University of Texas Health Center in San Antonio (“CTRC”). Our clinical trial program includes human trials using REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Clinical Trial Chart

The following chart shows our clinical trials:

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 020	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II metastatic melanoma	United States	Ongoing
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Ongoing
REO 015	Intravenous administration in combination with paclitaxel and carboplatin	Phase II head and neck	United States	Ongoing

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Complete
REO 013	Intravenous administration monotherapy (sponsored by University of Leeds)	Translational metastatic colorectal	United Kingdom	Ongoing
NCI Trial	Intravenous administration monotherapy (NCI)	Phase II melanoma	United States	Ongoing
NCI Trial	Intravenous and intraperitoneal administration monotherapy (NCI)	Phase I/II ovarian	United States	Ongoing
REO 012	Intravenous administration in combination with cyclophosphamide	Phase I/II pancreatic, lung, ovarian	United Kingdom	Ongoing
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	Phase I/II melanoma, lung, ovarian	United Kingdom	Complete
REO 010	Intravenous administration in combination with docetaxel	Phase I/II bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Complete
REO 009	Intravenous administration in combination with gemcitabine	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Complete
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Ongoing
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 005	Intravenous administration	Phase I various metastatic tumours	United Kingdom	Complete

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
monotherapy
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 200 issued patents including 33 issued U.S. patents. We also have over 180 patent applications filed in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Our commercial success depends, in part, on not infringing the patents or proprietary rights of others and not breaching licenses granted that may be granted to us. Competitors may have filed patent applications and obtained patents and may in the future file patent applications and obtain patents relevant to our product and technologies. We are not aware of competing intellectual property relating to our REOLYSIN® project. While we currently believe that we have the necessary freedom to operate in these areas, there can be no assurance that others will not challenge our position in the future. Litigation to defend our position could be costly and time consuming. We also cannot be certain that we will be successful. We may be required to obtain a license from the prevailing party in order to continue the portion of our business that relates to the proceeding. We may also be required to obtain licenses to other third-party technologies necessary in order to market our products. Such licenses may not be available to us on acceptable terms or on any terms and we may have to discontinue that portion of our business. Any failure to license any technologies required to commercialize our technologies or products at reasonable cost may have a material adverse effect on our business, results of operations, financial condition, cash flow and future prospects. We are not currently involved in any litigation concerning our competitors’ patent applications and patents. We may be involved in such litigation in the future.

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

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. Our new product development presently being conducted is primarily of a research and development nature. In the context of this Annual Report, statements of our "belief" are based primarily upon our results derived to date from our research and development program with animals, and early stage human trials, and upon which we believe that we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result expected by us will occur.

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

Market and Competition

According to estimates for 2009 from the American Cancer Society, 1.48 million Americans are expected to be diagnosed with cancer in the year, and 562,000 Americans are forecast to die of cancer. In the United States cancer accounts for 25% of all deaths, second only to heart disease. In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3.

The costs of this disease state are also significant. In the United States, the National Institute of Health estimates that the overall annual costs for cancer treatment are $228.1 billion. Of this figure, $93.2 billion can be attributed to direct patient costs.

It has been estimated that approximately 30% of all tumours are a result of activating mutations of Ras itself. Since Ras can be activated by mechanisms other than direct mutations it is believed that the number of tumours with activated Ras (either through direct activating mutation or mutation or over-expression of elements upstream of Ras) is approximately two thirds.

We face substantial competition in the development of products for cancer and other diseases. This competition from other manufacturers of the same types of products and from manufacturers of different types of products designed for the same uses is expected to continue in both U.S. and international markets. Oncolytic virus therapies, our primary focus area, are rapidly evolving areas in the biotechnology industry and are expected to undergo many changes in the coming years as a result of technological advances. We are currently aware of a number of groups that are developing oncolytic virus therapies including early-stage and established biotechnology companies, pharmaceutical companies, academic institutions, government agencies and research institutions. We face competition from all of these groups in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies. It is possible that our competitors could achieve earlier market commercialization, could have superior patent protection, or could have safer, more effective or more cost-effective products. These factors could render our potential products less competitive, which could adversely affect our business.

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

On December 31, 2009, we had three wholly-owned subsidiaries; Oncolytics Biotech (Barbados) Inc., a Barbados Company, and Oncolytics Biotech (US) Inc., a Delaware corporation and Valens Pharma Ltd.

D.	Property, Plants and Equipment

We currently lease our head office in Calgary, Alberta, Canada. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current material plans to construct or acquire any facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion contains forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2010 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

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

A. Operation Results

Please see our 2009 Management Discussion and Analysis filed herewith as Exhibit 99.2 and which is incorporated herein by reference.

B. Liquidity and Capital Resources

Please see our 2009 Management Discussion and Analysis filed herewith as Exhibit 99.2 and which is incorporated herein by reference.

C. Research and Development, Patents, and Licenses, etc.

Please see the disclosure in Item 4. Information on the Company B. Business overview for information on the Company’s research and development policies.

D. Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. Prior to 2009, our level of expenditures increased due to our expanded clinical trial and manufacturing programs. In 2009, our overall expenditures were reduced as we completed our Phase II clinical trial program and prepared for the commencement of our Phase III program that was ultimately approved in October 2009. We expect our expenditures to continue to increase in 2010 as our clinical program expanded to include a Phase III trial and we will incur manufacturing costs to supply this clinical program.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

As at December 31, 2009, we have not entered into any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2009:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	1 -3 years $	4 – 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases (2)	126,693	89,430	37,263	—	—
Purchase obligations	650,000	650,000	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	926,693	739,430	37,263	—	150,000

Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see note 7 of our audited 2009 consolidated financial statements).
(2)	Our operating leases are comprised of our office lease and exclude our portion of operating costs.

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

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since
Bradley G. Thompson Ph.D(2) Calgary, Alberta	Chief Executive Officer and Chairman of the Board	Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	April 21, 1999
Douglas A. Ball C.A. Calgary, Alberta	Chief Financial Officer and Director

Chief Financial Officer of the Corporation since May 2000. Prior thereto, the Vice President, Finance and Chief Financial Officer of SYNSORB since June 1997. Prior to this, he was the Vice President, Finance and Administration and Chief Financial Officer of ECL Group of Companies Ltd. Mr. Ball held this position from December 1995 until May 1997. Prior to ECL, he was Controller and then Vice President and Controller of Canadian Airlines International Ltd. from June 1993 until August 1995.

April 21, 1999
William A. Cochrane, OC, M.D. (2),(3) Calgary, Alberta	Director

President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and Chairman of Resverlogix Corp. (a public biopharmaceutical company) and Director of Immunovaccine Inc. Dr. Cochrane was formerly Chairman of QSV Biologics Ltd. (biologics contract manufacturer) from 2003 to 2009 and was a director of Sernova Corp. from 2005 to 2008, and a former chairman of University Technologies International Inc. (UTI) at the University of Calgary. Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queens Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974 and President of the University of Calgary from 1974 to 1978.

October 31, 2002
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer

Chief Operating Officer of the Corporation since December 2008. Chief Scientific Officer of the Corporation from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004 and Chief Financial Officer from September 1999 to May 2000.

N/A
George M. Gill, M.D. Washington, D.C.	Senior Vice President, Clinical and Regulatory Affairs	Dr. Gill has been a consultant in clinical research and regulatory affairs to the pharmaceutical and biotechnology industries since he retired from Ligand Pharmaceuticals in 1999. During his 38 years in the industry, he also served in senior	N/A

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since

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

President of Fred Stewart & Associates Inc., consultants in technology commercialization since 1996.  Mr Stewart holds a Commerce degree from the University of Saskatchewan and a law degree from the University of Toronto.  He practised corporate/commercial law for 20 years in Calgary. He subsequently served as a Member of the Alberta Legislative Assembly, and during two terms from 1986 to 1993, he served as Minister of Technology, Research and Telecommunications, member of the Priorities Committee and Government House Leader.  Mr Stewart has served in governance positions with a number of organizations in the technology sector, including BioAlberta.

August 27, 1999
J. Mark Lievonen, F.C.A.(3) Markham, Ontario	Director

President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998 and holding various positions with Sanofi Pasteur Limited and its predecessors since 1983.  Mr. Lievonen currently serves on a number of industry and community boards and councils including, the Ontario Institute for Cancer Research and York University, and is a past Chair of   BIOTECanada and the Ontario Genomics Institute.  He was the recipient of a Queen’s Golden Jubilee Medallion in 2002 and was named a Chevalier de l'Ordre National de Mérite by

April 5, 2004

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since
the government of France in 2007.
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

Chairman of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004 and held senior positions when serving as an Alberta MLA from 1986 to 1997, including a term as Provincial Treasurer. Mr. Dinning is the Chair of Export Development Canada, the Chairman of Canada West Foundation. and Director of Russel Metals, as well as other public and private companies.  He is also Chair of Canada West Foundation.

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

Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002. From 1988 to 2002, Dr. Levy was with Vancouver-based biotechnology company QLT Inc., most recently as Senior Vice President from 1998. In these roles, he was primarily responsible for negotiating and managing QLT’s strategic alliances, led strategic planning and oversaw the company’s intellectual property. Dr. Levy served on the board of BIOTECanada from 1999-2002, and he has served on the boards of several technology companies and not-for-profits. Dr. Levy holds a Ph.D. in the History and Philosophy of Science from Indiana University and taught philosophy of science at UBC from 1967-1988.

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

As at the date hereof, the directors and senior officers as a group beneficially owned, directly or indirectly, 1,080,151 of our common shares, representing 1.8% of the issued and outstanding common shares.

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

None of our directors have been a director or officer of a company that went bankrupt in the last 10 years except for Dr. William Cochrane who was a director of QSV Biologics (“QSV”), a private company.  QSV was a private contract manufacturing company that started in 2004.  Its customers were other biotechnology companies in Canada and the USA.  In 2008, as a result of the economic recession, these biotechnology companies were unable to raise capital and consequently were forced to discontinue clinical trials resulting in a loss of customers for QSV.  QSV sought financing from private investors and governments but was unsuccessful.  Consequently, QSV went bankrupt and had to terminate its employees and close the company in August 2008.  Dr. Cochrane was a director from 2004 and chairman from 2006 to 2009.

None of our directors or officers are related by blood, marriage or adoption to any other director or officer.

We are not aware of arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer.

B.	Executive Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2009 to each director.

Name	Fees & Retainers Earned ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)

Dr. W. Cochrane	$25,500	N/A	$20,825	None	N/A	None	$46,325
Mr. G. van Amersfoort	$27,250	N/A	$20,825	None	N/A	None	$48,075
Mr. J. Dinning	$29,000	N/A	$20,825	None	N/A	None	$49,825
Mr. M. Lievonen	$25,500	N/A	$20,825	None	N/A	None	$46,325
Dr. E. Levy	$25,500	N/A	$20,825	None	N/A	None	$46,325
Mr. R. Schultz	$47,750	N/A	$20,825	None	N/A	None	$68,575
Mr. F. Stewart	$40,250	N/A	$20,825	None	N/A	None	$61,075

Note:

(1)

The options granted have an estimated grant date fair value of $1.19 per option using the following grant date assumptions: expected life of option, 3 years; volatility 57%; risk free interest rate 1.21%; dividend yield 0%.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2009.

Name and Principal Position	Year	Salary $	Share- Based Awards $	Option- Based Awards(3) $	Non-Equity Incentive Plan Compensation $		Pension Value $	All Other Compensation ($)(1)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans

Dr. Bradley G.	2009	444,996	N/A	59,500	106,800	N/A	N/A	40,200	651,496
Thompson Chief Executive Officer	2008	444,996	N/A	None	None	N/A	N/A	46,700	491,696

Douglas A. Ball	2009	257,567	N/A	35,700	46,000	N/A	N/A	34,654	373,921
Chief Financial Officer	2008	257,567	N/A	None	None	N/A	N/A	35,454	293,021

Matt C. Coffey	2009	326,224	N/A	35,700	46,000	N/A	N/A	38,520	446,444
Chief Operating Officer	2008	326,224	N/A	None	None	N/A	N/A	39,573	365,797

Karl Mettinger(2)	2009	333,101	N/A	35,700	38,000	N/A	N/A	40,709	447,510
Chief Medical Officer	2008	333,101	N/A	None	None	N/A	N/A	40,709	447,510

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards(3) $	Non-equity incentive plan compensation $		Pension value $	All other compensation ($)(1)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans

Mary Ann	2009	161,700	N/A	17,850	24,270	N/A	N/A	20,063	223,883
Dillahunty (2) VP Intellectual Property	2008	242,550	N/A	None	None	N/A	N/A	32,661	275,211

Notes:

(1)

The dollar amount set forth under this column is related to RRSP contributions and amounts provided for health care benefits by the Corporation for the Named Executive Officers. For Named Executive Officers resident in Canada these benefits are provided in accordance the Corporation’s registered Health Benefit Plan.

(2)	US Employees are paid in US Dollars. All amounts for each US Employee have been converted using the exchange rate of 1.0466 at December 31, 2009 and are indicated in Canadian Dollars.
(3)

Option Based Awards was determined by applying the Black-Scholes Model to the options granted. Assumptions used were: risk free interest rate – 1.21%, expected life of options – 3 years, volatility 57%, and dividend yield – nil.

Narrative Discussion

The Corporation has entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement"). Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary $

Dr. Bradley G. Thompson	2010	444,996
Chief Executive Officer

Douglas A. Ball	2010	257,567
Chief Financial Officer

Matt C. Coffey	2010	326,224
Chief Operating Officer

Karl Mettinger	2010	333,101(1)
Chief Medical Officer

Mary Ann Dillahunty	2010	161,700(1)
VP Intellectual Property

Notes:

(1) U.S. Employees are paid in U.S. Dollars. All amounts for each U.S. Employee have been converted using the exchange rate of 1.0466 at December 31, 2009 and are indicated in Canadian Dollars.

Further, each Officer is entitled to additional benefits and performance-based bonuses. As well, the Employment Agreements provide that each Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

There are no long term incentive, benefit or actuarial plans in place. The Company does not currently have a stock appreciation rights plan.

Stock Options

Option Grants During the Year Ended December 31, 2009

We granted 155,000 stock options to the Officers with an exercise price of $3.06 during the financial year ended December 31, 2009.

Aggregated Option Exercises During the Year Ended December 31, 2009 and Financial Year-End Option Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2009 and options exercised by the Executive Officers during the financial year ended December 31, 2009:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at December 31, 2009 (#)		Value of Unexercised in-the-Money Options at December 31, 2009 ($) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Bradley G. Thompson	Nil	Nil	836,160	-	89,055	-
Douglas A. Ball	5,000	12,850	699,833	-	27,041	-
Dr. Matthew Coffey	223,550	415,278	457,333	-	27,041	-
Dr. Karl Mettinger	Nil	Nil	263,333	-	17,666	-
Mary Ann Dillahunty	Nil	Nil	106,667	25,000	8,834	-

Notes:

1)

The aggregate value realized represents the dollar value equal to the difference between the exercise price of the options exercised and the market value of the Common Shares on the Toronto Stock Exchange on the date the options were exercised, multiplied by the number of options exercised.

2)

The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing Common Share price of $2.75 on December 31, 2009, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Termination of Employment or Change of Control

If the Employment Agreements of the Executive Officers are terminated by the Corporation other than for cause, Mr. Ball, Dr. Coffey, Dr. Mettinger and Ms. Dillahunty shall be entitled to 12 months pay in lieu of notice; and Dr. Thompson shall be entitled to 18 months pay in lieu of notice. If the Employment Agreements other than Ms. Dillahunty are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each are governed by the terms of the Stock Option Plan. Should Ms. Dillahunty be terminated by the Corporation other than for cause, then all unvested options will vest immediately. Further, if there is a change of control of the Corporation and Dr. Thompson, Mr. Ball, Dr. Coffey, Dr. Mettinger or Ms. Dillahunty are terminated without cause within one year following such change of control, then Dr. Thompson shall be entitled to 36 months pay in lieu of notice, Mr. Ball, Dr. Coffey, Dr. Mettinger and Ms. Dillahunty shall be entitled to 24 months pay in lieu of notice. For termination in accordance with this provision, pay shall include payment in lieu of benefits that otherwise would have been earned during the applicable term.

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

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office

Bradley G. Thompson Ph.D Calgary, Alberta	President, Chief Executive Officer and Chairman of the Board	April 21, 1999	Date of 2009 Annual General Meeting of the Shareholders
Douglas A. Ball C.A. Calgary, Alberta	Chief Financial Officer and Director	April 21, 1999	Date of 2009 Annual General Meeting of the Shareholders
William A. Cochrane, OC, M.D. (2),(3) Calgary, Alberta	Director	October 31, 2002	Date of 2009 Annual General Meeting of the Shareholders
Robert B. Schultz, F.C.A. (1), (4) Toronto, Ontario	Lead Director	June 30, 2000	Date of 2009 Annual General Meeting of the Shareholders
Fred A. Stewart, Q.C.(1)(2), Calgary, Alberta	Director	August 27, 1999	Date of 2009 Annual General Meeting of the Shareholders
J. Mark Lievonen, F.C.A.(3) Markham, Ontario	Director	April 5, 2004	Date of 2009 Annual General Meeting of the Shareholders
Jim Dinning(1) Calgary, Alberta	Director	March 24, 2004	Date of 2009 Annual General Meeting of the Shareholders
Ger van Amersfoort,(2) Oakville, Ont	Director	June 15, 2006	Date of 2009 Annual General Meeting of the Shareholders
Ed Levy, Ph.D, (3) Lund, BC	Director	May 17, 2006	Date of 2009 Annual General Meeting of the Shareholders

Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.
3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.
4)	As Lead Director, Mr. Schultz is an “ex officio” member of the Corporate Governance and Compensation Committees.

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

Compensation of Directors

Each director who is not a salaried employee of the Corporation was entitled to a fee of $1,750 per Board and committee meeting attended. An annual retainer fee of $15,000 was paid for service during 2009 and the lead director was entitled to an additional annual $10,000 retainer. The chair of the audit committee received an additional retainer of $6,000. The Corporation also grants to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity. In the aggregate, a total of $220,750 in director's fees was paid to the Board of Directors during the fiscal year ended December 31, 2009. There have not been any changes to the fees for 2010. During the fiscal year ended December 31, 2009, there were 122,500 options granted to the independent directors in accordance with the Compensation Committee recommendation.

Compensation Committee

Compensation Discussion and Analysis

The Corporation has formed a Compensation Committee consisting of three outside directors: Mr. Stewart, Mr. van Amersfoort and Dr. Cochrane, none of whom are nor have been employees or officers of the Corporation or any of its affiliates. Mr. Stewart is presently the Chair of the Compensation Committee. Mr. Schultz, lead director, serves as an ex officio member of the Compensation Committee.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase was extremely challenging throughout 2008 and 2009, which was exacerbated by the further deterioration of the capital markets late in 2008 and 2009. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. The Compensation Committee has in the past, undertaken market comparisons in developing appropriate compensation arrangements; however, due to market and sector conditions, it has deferred this activity in 2009, determining that a general maintenance with respect to salaries and benefits was reasonable and appropriate. They concluded that while salaries would remain unchanged, the general basis for bonus and stock option grants used in the past would provide guidance for the awards in 2009.

In 2009, the following guidelines were employed by the board of directors of Oncolytics (the “Board” or “Board of Directors”) in granting bonuses and stock option grants to the Corporation’s executive and senior officers.

The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 30% of his base salary and the other senior officers are eligible for a cash bonus of up to 20% of their base salary. In addition, when available, the Chief Executive Officer of the Corporation is eligible for an option grant of up to 15% of base salary with such number of options calculated using the estimated grant date fair value (as defined herein - see note 3 under Summary Compensation Table on Page 12), and the other officers are eligible for an option grant of up to 10% of salary based upon a similar calculation.. The actual bonus provided and the number of options granted hereunder is based upon the overall performance of the Corporation as assessed by the committee and approved by the board. In the event that the Corporation is operating in a challenging environment (as in 2008), these guidelines could result in the Board reducing the bonus awards and grants of stock options and in some circumstances result in no bonuses or stock options being granted to executive and senior officers. However, the guidelines referenced above can also be exceeded at the discretion of the Board. Upon completion of their review, the Compensation Committee then provided their specific recommendations to the Board with respect to compensation paid to the Corporation’s executive and senior officers.

The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, payments allocated to employees to be directed by them to their personal retirement accounts, as well as bonuses and the granting of options, both based on corporate and personal performance. Performance goals are determined based on the strategic planning and budgeting process, which is conducted at least annually. The balance of performance during the year is assessed by the Board and is normally the key determinant for the allocation of bonuses and options. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

Performance goals are determined based on the strategic planning and budgeting process, which is conducted at least annually. The balance of performance during the year is assessed by the Board and is normally the key determinant for the allocation of bonuses and options.

Compensation Committee Mandate

This Mandate was amended and approved by the Company’s board of directors on March 8, 2010.

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

ii.

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

x.	as required, fulfill the obligations assigned to the Committee pursuant to any other employee benefit plans approved by the Board;
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

Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the U.S. Securities and Exchange Commission of 1934, as amended, consisting of three independent directors pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended: Mr. Fred Stewart, Mr. Jim Dinning and Mr. Robert Schultz, none of whom are nor have been employees or officers of the Company or any of its affiliates. Mr. Stewart is presently the Chair of the Audit Committee. Each Audit Committee member is financially literate.

Mandate of the Audit Committee

This Mandate was approved by the Company’s board of directors on March 8, 2010.

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

Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who meets the requirements of NASDAQ Rule 5605(a)(2) and Multilaterial Instrument 52-110. A director appointed to the audit committee shall also meet the requirements of and Exchange Act Rule 10A-3(b)(1). Such director shall be independent of management and free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the abovementioned rules and any applicable revisions thereto, and any additional relevant then current legislation, rules, policies and instruments of applicable regulatory authorities.

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

The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years.

	2009	2008	2007
Research and development	9	10	9
Operating	5	6	5
Total	14	16	14

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and offices as of March 11, 2010.

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
Officers
Brad Thompson	652,900	1.06%	15,000	12.15	Dec 14, 2010
			18,000	9.76	Jun 20, 2011
			25,000	7.25	Dec 17, 2011
			50,000	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			59,000	3.33	Aug 5, 2013
			80,000	4.50	Dec 11, 2013
			30,000	8.10	May 28, 2014
			350,000	5.00	Dec 9, 2014

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
			149,160	2.22	Dec 12, 2017
			50,000	3.06	Dec 8, 2019
			836,160			1.36%

Matt Coffey	288,550	**	15,000	12.15	Dec 14, 2010
			18,000	9.76	Jun 20, 2011
			20,000	7.25	Dec 17, 2011
			37,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			53,500	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	Dec 9, 2014
			33,333	2.22	Dec 12, 2017
			30,000	3.06	Dec 8, 2019
			457,333			0.74%

Doug Ball	8,000	**	250,000	9.50	May 17, 2010
			15,000	12.15	Dec 14, 2010
			27,000	9.76	Jun 20, 2011
			20,000	7.25	Dec 17, 2011
			37,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			37,000	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	Dec 9, 2014
			33,333	2.22	Dec 12, 2017
			30,000	3.06	Dec 8, 2019
			699,833			1.14%

Mary Ann Dillahunty	2,201	**	100,000	3.28	Feb 1, 2017
			16,667	2.22	Dec 12, 2007
			15,000	3.06	Dec 8, 2019
			131,667			**

Karl Mettinger	2,000	**	200,000	3.18	Sept 23, 2015
			33,333	2.22	Dec 12, 2017
			30,000	3.06	Dec 8, 2019
			263,333			**

George Gill	—	**	20,000	7.50	Oct 18, 2011
			100,000	1.85	Oct 10, 2012
			17,000	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			7,500	8.10	May 28, 2014
			12,500	5.00	Dec 9, 2014
			16,667	2.22	Dec 12, 2017
			15,000	3.06	Dec 8, 2019
			228,667			**

Directors

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
Bob Schultz	10,000	**	50,000	13.50	Jul 11, 2010
			15,000	12.15	Dec 14, 2010
			9,000	9.76	Jun 20, 2011
			10,000	7.25	Dec 17, 2011
			7,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			34,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			218,000			**

Fred Stewart	46,000	**	15,000	12.15	Dec 14, 2010
			9,000	9.76	Jun 20, 2011
			10,000	7.25	Dec 17, 2011
			7,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			21,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			155,000			**

Jim Dinning	20,000	**	50,000	6.90	Mar 29, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			122,500			**

Mark Lievonen	3,000	**	50,000	9.38	Apr 5, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			122,500			**

Bill Cochrane	22,000	**	47,000	1.79	Nov 4, 2012
			4,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			133,500			**

Ed Levy	15,300	**	50,000	4.10	May 16, 2016
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			95,000			**

Ger van Amersfoort	10,200	**	50,000	3.60	Jun 15, 2016
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			95,000			**

TOTAL:	1,080,151		3,558,493

** Less than 1% ownership

Notes:

1)	Based on 61,549,969 common shares issued and outstanding on December 31, 2009.
2)	Options exercisable to acquire common shares.
3)	Ownership percentage assumes aggregate beneficial ownership of common shares and common shares acquirable upon exercise of options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, at December 31, 2009, there are no persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over, our common shares carrying more than 5% of the voting rights attached to all our outstanding common shares.

The following table indicates, as of February 28,, 2010, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares issued and Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
211	61,549,969	54	5,143,304	8.4%

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6). Since the beginning of the fiscal year ended December 31, 2009 up to March 11, 2010, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

C.	Interests of Experts and Council

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Statements

The financial statements filed as part of this annual report are filed under Item 18.

B.	Significant Changes

There have been no significant changes to our annual financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our Common Shares are traded on the TSX and on the NASDAQ Capital Market under the symbol "ONC" and “ONCY”, respectivley. The last reported sales price of our common shares on March 10, 2010 on the TSX was Cdn$3.39 and on the NASDAQ Capital Market was U.S.$3.31. The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated.

	Common Shares
	NASDAQ		TSX
	High	Low	High	Low

2005	5.57	2.51	6.66	2.98
2006	5.16	1.81	6.05	2.11
2007	2.90	1.46	3.40	1.50
2008	2.31	1.06	2.50	1.23
2009	3.80	1.14	4.10	1.41

2008
Quarter 1	2.13	1.71	2.26	1.66
Quarter 2	2.31	1.78	2.50	1.60
Quarter 3	1.91	1.50	2.10	1.40
Quarter 4	1.60	1.06	1.92	1.23

2009
Quarter 1	1.60	1.14	1.95	1.41
Quarter 2	2.13	1.21	2.33	1.50
Quarter 3	3.38	1.40	3.65	1.61
Quarter 4	3.80	2.57	4.10	2.65
September	3.38	2.02	3.65	2.18
October	3.80	2.93	4.10	3.13
November	3.74	2.66	3.98	2.85
December	2.95	2.57	3.11	2.65

2010
January	2.95	2.05	3.12	2.15

	Common Shares
	NASDAQ		TSX
	High	Low	High	Low

February	3.29	2.25	3.48	2.40

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally means all revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

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

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for subsequent taxable years. The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each taxable year that the Company qualifies as a PFIC, the Company will make available to each U.S. Holder that has made a QEF Election, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

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

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If either (a) the Company is not treated as a PFIC with respect to a U.S. Holder; (b) the Company is no longer a PFIC in the current taxable year and a U.S. Holder has recognized unrealized gain as of the last day of the taxable year in which the Company was a PFIC; or (c) a U.S. Holder has made a timely QEF Election and the Company is no longer a PFIC in the current taxable year, then a U.S. Holder generally will not be subject to the rules described above under the heading “Passive Foreign Investment Company Rules.” Instead, the U.S. Holder will have the tax consequences described below.

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in

Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable mark-to-market and QEF elections.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable

D. American Depository Shares

The Company’s common shares are not represented by American Depository Receipts.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2009. In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009. Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

C.	Attestation report of the register public accounting firms

The Auditor Attestation Report is included in the Ernst & Young LLP Independent Auditor’s Report, included in the Company’s financial statements, filed as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the Audit Committee members, Fred Stewart, Robert Schultz and Jim Dinning, is a financial expert and each is independent pursuant to pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics for our CEO, CFO and Accounting Officer that applies to our CEO, CFO, and Controller. A copy of this Code of Ethics may be found on the Company’s website at http://www.oncolyticsbiotech.com. Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 210 – 1167 Kensington Crescent, NW, Calgary, Alberta, Canada, T2N 1X7, Attention: Doug Ball. Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolyticsbiotech.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2009, 2008, and 2007,, Ernst & Young LLP received the following fees:

December 31,
Item	2009 $	2008 $	2007 $
Audit fees	177,396	140,961	50,825
Audit-related fees (1),(3),	107,654	121,440	82,628
Tax fees (2)	21,626	17,316	11,608
All other fees (4)	2,098	112,352	146,893

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.
2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.
3)	Includes fees associated with matters relating to the prospectus offerings and private company purchase (2008 – the base shelf prospectus and prospectus offering; 2007 – prospectus offering).
4)

Includes fees associated with the adoption of International Financial Reporting Standards (“IFRS”) (2008 – includes fees associated with the expansion of our corporate structure and a diagnostic examination of IFRS; 2007 – examination and anticipated expansion of our corporate structure).

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

The Company did not repurchase any common shares in the fiscal year ended December 31, 2009.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANTS

None

ITEM 16.G. CORPORATE GOVERNANCE

NASDAQ CORPORATE GOVERNANCE

Our common shares are quoted for trading on the NASDAQ Capital Market. Section 5615(a)(3) of the NASDAQ Marketplace Rules permits NASDAQ to grant exemptions to a foreign private issuer for the provisions of the Rule 5600 series, Rule 5250 (d), and Rules 5210(c) and 5255 related to qualitative listing requirements. We are organized under the laws of the Province of Alberta and our common shares are listed for trading on The Toronto Stock Exchange. We comply with the laws of the Province of Alberta and rules and regulations of The Toronto Stock Exchange, including rules related to corporate governance practices. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to the NASDAQ Marketplace Rules is as follows:

Shareholder Meeting Quorum Requirement: The NASDAQ minimum quorum requirement for a shareholder meeting under Section 5620(c) of the NASDAQ Marketplace Rules is one-third of the outstanding shares of common stock. In addition, a company listed on NASDAQ is required to state our quorum requirement in our bylaws. Our quorum requirement is set forth in our corporate bylaws. A quorum for our shareholder meeting is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

The foregoing is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are filed herewith as Exhibit 99.1 and are incorporated herein by reference.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

Constating Documents
1.1*	Articles of Incorporation
1.2*	By-laws

Material Contracts
4.1**	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2***	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3***	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4***	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5***	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6***	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7***	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8***	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9****	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007

4.10****	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11****	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12****	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13****	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14****	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15****	Executive Employment Agreement, dated January 26, 2009, between the Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16****	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Documents Filed as a part of this Annual Report
99.1	Audited Annual Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007, together with the report of the auditors thereon
99.2	Management's Discussion and Analysis for the years ended December 31, 2009, 2008 and 2007

(*) Previously filed with the SEC on Form 20-F dated June 14, 2002

(**) Previously filed with the SEC on Form 20-F dated June 27, 2003

(***) Previously filed with the SEC on Form 20-F dated March 23, 2008

(****) Previously filed with the SEC on Form 20-F dated March 6, 2009.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 15, 2010

Oncolytics Biotech Inc.

/s/ Brad Thompson	/s/ Doug Ball
Brad Thompson, Ph.D	Doug Ball, CA
Chief Executive Officer	Chief Financial Officer