Form 20-F
period 2010-12-31
ONCOLYTICS BIOTECH INC
filed 2011-03-24
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2010
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 67,958,302 common shares as at December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Reporting Standards as issued	Other ☒
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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

●	risks related all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

●	risks inherent in pharmaceutical research and development;

●	risks related to timing and possible delays in our clinical trials;

●	risks related to our pharmaceutical products being subject to intense regulatory approval processes;

●	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

●	risks related to our reliance on patents and proprietary rights to protect our technology;

●	risks related to potential products liability claims;

●	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

●	risks related to our new products not being accepted by the medical community or consumers;

●	risks related to our technologies becoming obsolete;

●	risks related to our dependence on third party relationships for research and clinical trials;

●	risks related to our lack of operating revenues and history of losses;

●	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

●	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

●	risks related to potential increases in the cost of director and officer liability insurance;

●	risks related to our dependence on key employees and collaborators;

●	risks related to Barbados law;

●	risks related to the effect of changes in the law on our corporate structure;

●	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

●	risks related to our status as a foreign private issuer;

●	risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

●	risk related to possible “passive foreign investment company” status;

●	risks related to fluctuations in interest rates;

●	and risks related to our common shares.

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

	Canadian Dollars Per U.S. Dollars
	2010	2009	2008	2007	2006	2005
Average for the period	0.9710	0.8760	0.9441	0.9348	0.8820	0.8259

For the Month of
	February 2011	January 2011	December 2010	November 2010	October 2010	September 2010
High for the period	1.0016	0.9940	0.9789	0.9722	0.9639	0.9430
Low for the period	1.0299	1.0154	1.0069	1.0020	1.0014	0.9789

Exchange rates are based on the Bank of Canada nominal noon exchange rates.   The nominal noon exchange rate on March 23, 2011 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$0.9821.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

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

	2010 $	2009 $	2008 $	2007 $	2006 $
Revenues	—	—	—	—	—
Net loss, Canadian GAAP(2)	19,973,772	16,231,249	17,550,204	15,950,426	14,628,291
Net loss, U.S. GAAP(2)	24,815,721	14,999,569	17,188,704	15,588,926	14,266,791
Basic and diluted loss per share, Canadian GAAP(2), (3)	0.32	0.33	0.42	0.39	0.40
Basic and diluted loss per share, U.S. GAAP(2), (3)	0.40	0.30	0.42	0.39	0.39
Total assets, Canadian GAAP (1), (3)	44,432,442	35,593,391	13,987,195	26,297,567	29,389,636
Total assets, U.S. GAAP(1), (3)	44,432,442	35,593,391	13,806,445	25,755,317	28,485,886
Shareholders’ equity, Canadian GAAP(3)	41,931,760	31,366,458	9,453,084	23,476,340	26,773,217
Shareholders’ equity, U.S. GAAP(3)	36,278,996	30,343,407	9,272,334	22,934,090	25,869,467
Cash dividends declared per share(4)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	62,475,403	49,370,175	41,369,515	40,428,825	36,346,266
Notes:
1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2010.
2)	Included in net loss and net loss per share is stock based compensation expense of $3,251,041 (2009 – $424,273; 2008 – $64,039; 2007 – $539,156; 2006 – $403,550).
3)
We issued 6,408,333 common shares for net cash proceeds of $27,288,132 (2009 – 17,524,211 common shares for net cash proceeds of $37,052,900 and 200,000 common shares for a $684,000 investment in British Canadian Biosciences Corp.; 2008 – 2,650,000 commons shares for net cash proceeds of $3,421,309; 2007 – 4,660,000 common shares for net cash proceeds of $12,114,394; 2006 – 284,000 common shares for cash proceeds of $241,400)

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

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product we develop will be affected by numerous factors beyond our control, including but not limited to:

●	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
●	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger, controlled clinical trials;
●	manufacturing costs or other production factors may make manufacturing of products ineffective, impractical and non-competitive;
●	proprietary rights of third parties or competing products or technologies may preclude commercialization;
●	requisite regulatory approvals for the commercial distribution of products may not be obtained; and
●	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

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

Any failure or delay in clinical trials for our products, including REOLYSIN®, may cause us to incur additional costs or delay or prevent the commercialization of our products and could severely harm our business.

We must conduct extensive clinical trials to demonstrate the safety and efficacy of our products in humans. Clinical testing, in particular, is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome.  A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process, which could delay or prevent us from receiving marketing approval or commercializing our product candidates, including the following:

●
Our clinical trials may produce negative or inconclusive results, and we may decide, or regulatory authorities may require us, to conduct additional clinical trials or we may abandon projects that we expect to be promising;

●
The number of subjects required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate;

●	We might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;
●
Regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or our clinical protocols;

●	Regulators may refuse to accept or consider data from clinical trials for various reasons, including noncompliance with regulatory requirements or our clinical protocols;
●	The cost of our clinical trials may be greater than we anticipate; and
●	The supply or quality of our products or other materials necessary to conduct our clinical trials may be insufficient or inadequate.

Additionally, subject enrollment, which is a significant factor in the timing of clinical trials, is affected by a variety of factors, including the following:

●	The size and nature of the subject population;
●	The proximity of subjects to clinical sites;
●	The eligibility criteria for the trial;
●	The design of the clinical trial;
●	Competing clinical trials; and
●
Clinicians’ and subjects’ perceptions as to the potential advantages of the medication being studied in relation to other available therapies, including any new medications that may be approved for the indications we are investigating.

Furthermore, we plan to rely on clinical trial sites to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance. Any delays or unanticipated problems during clinical testing, such as enrollment in our clinical trials being slower than we anticipate or participants dropping out of our clinical trials at a higher rate than we anticipate, could increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues.

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

The United States Food and Drug Administration (“FDA”) and similar regulatory authorities in other countries may deny approval of a new drug application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

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

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. We have received Granted Patents in countries throughout the world, including the United States, Canada, Europe, and Japan.  We file our Applications for Patent in the United States and under the PCT, allowing us to subsequently file in other jurisdictions.  See “Narrative Description—Patent and Patent Application Summary”.  Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to, or licensed by us, will not be challenged, invalidated, infringed or circumvented, or that the rights granted there under will provide continuing competitive advantages to us.

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

Our primary activity to date has been research and development and we have no experience in marketing or commercializing products. We will likely rely on third parties to market our products, assuming that they receive regulatory approvals. If we rely on third parties to market our products, the commercial success of such product will be subject to a number of risks that may be outside of our control, including:

•	competition in relation to alternative treatments, including efficacy advantages and cost advantages;

•	perceived ease of use;
•	the availability of coverage or reimbursement by third-party payors;
•	uncertainties regarding marketing and distribution support;
•	distribution or use restrictions imposed by regulatory authorities.

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

To date, we have not generated sufficient revenues to offset our research and development costs and, accordingly, have not generated positive cash flow or made an operating profit.  As of December 31, 2010, we had an accumulated deficit of $138.8 million and we incurred net losses of $20.0 million, $16.2 million, and $17.6 million,  for the years ended December 31, 2010, 2009, and 2008, respectively.  We anticipate that we will continue to incur significant losses during 2011 and in the foreseeable future.  We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products.  Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

We may not be able to obtain third-party reimbursement for the cost of our product.

Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Uncertainty exists regarding the reimbursement status of newly-approved pharmaceutical products and reimbursement may not be available for REOLYSIN®.  Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If REOLYSIN® does not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, our sales and profitability would be adversely affected.

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

As of December 31, 2010, we had cash and cash equivalents (including short-term investments) of $42.9 million and working capital of approximately $41.7 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

There can be no assurances that changes will not occur in corporate, tax, property and other laws in Canada and/or Barbados (or the interpretation thereof by regulatory or tax authorities) which may materially and adversely affect our businesses and corporate structure.

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

As a foreign private issuer, our shareholders may have less complete and timely data.

The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Corporation is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of  shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

The Company is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. holders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2010, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for subsequent taxable years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A U.S. shareholder who makes a

QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  For each taxable year that the Company qualifies as a PFIC, the Company will make available to each U.S. Holder that has made a QEF Election, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Our principal executive office is located at 210, 1167 Kensington Cres. NW, Calgary, Alberta, Canada, T2N 1X7, telephone (403) 670-7377. Our agent for service in the U.S. is CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011.

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

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes clinical trials which we sponsor directly along with clinical trials that are being sponsored by the U.S. National Cancer Institute (“NCI”), the University of Leeds and the Cancer Therapy & Research Center at the University of Texas Health Center in San Antonio (“CTRC”).  Our clinical trial program has included human trials using REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Clinical Trial Chart

The following chart shows our clinical trials along with the status for each as at December 31, 2010:

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 022	Intravenous administration in combination with FOLFIRI	Phase I colorectal cancer	United States	Ongoing
REO 021	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II squamous cell carcinoma lung cancer	United States	Ongoing
REO 020	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II metastatic melanoma	United States	Ongoing
REO 018	Intravenous administration in combination with paclitaxel and carboplatin	Phase III squamous cell carcinoma of the head and neck	United States, U.K., Belgium, Canada	Ongoing
REO 017	Intravenous administration in combination with gemcitabine (sponsored by the CTRC)	Phase II advanced pancreatic cancer	United States	Ongoing
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Ongoing

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 015	Intravenous administration in combination with paclitaxel and carboplatin	Phase II head and neck	United States	Ongoing
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Complete
REO 013	Intravenous administration monotherapy (sponsored by University of Leeds)	Translational metastatic colorectal	United Kingdom	Ongoing
NCI Trial	Intravenous administration monotherapy (NCI)	Phase II melanoma	United States	Ongoing
NCI Trial	Intravenous and intraperitoneal administration monotherapy (NCI)	Phase I/II ovarian	United States	Ongoing
REO 012	Intravenous administration in combination with cyclophosphamide	Phase I/II pancreatic, lung, ovarian	United Kingdom	Ongoing
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	Phase I/II melanoma, lung, ovarian	United Kingdom	Complete
REO 010	Intravenous administration in combination with docetaxel	Phase I/II bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Complete
REO 009	Intravenous administration in combination with gemcitabine	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Complete
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Complete
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 005	Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 250 issued patents including 40 issued U.S. patents.  We also have over 200 patent applications filed in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Our commercial success depends, in part, on not infringing the patents or proprietary rights of others and not breaching licenses granted that may be granted to us. Competitors may have filed patent applications and obtained patents and may in the future file patent applications and obtain patents relevant to our product and technologies.  We are not aware of competing intellectual property relating to our REOLYSIN® project.  While we currently believe that we have the necessary freedom to operate in these areas, there can be no assurance that others will not challenge our position in the future.  Litigation to defend our position could be costly and time consuming. We also cannot be certain that we will be successful. We may be required to obtain a license from a prevailing party in order to continue the portion of our business that relates to the proceeding. We may also be required to obtain licenses to other third-party technologies necessary in order to market our products. Such licenses may not be available to us on acceptable terms or on any terms and we may have to discontinue that portion of our business. Any failure to license any technologies required to commercialize our technologies or products at reasonable cost may have a material adverse effect on our business, results of operations, financial condition, cash flow and future prospects. We are not currently involved in any litigation concerning our competitors’ patent applications and patents. We may be involved in such litigation in the future.

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

Business Strategy

Our business strategy is to develop and market REOLYSIN® in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development.  We intend to achieve our business strategy by focusing on these key areas:

●	Develop REOLYSIN® by continuing to progress the product through our clinical trial program assessing the safety and efficacy in human subjects;

●	Establish collaborations with experts to assist us with scientific and clinical developments of this new potential pharmaceutical product;

●
Implement strategic alliances with selected pharmaceutical and biotechnology companies and selected laboratories, at a time and in a manner where such alliances may complement and expand our research and development efforts on the product and provide sales and marketing capabilities;

●	Utilize our broadening patent base and collaborator network as a mechanism to meet our strategic objectives; and

●	Develop relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

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

Regulatory Requirements

The development of new pharmaceuticals is strongly influenced by a country's regulatory environment.  The drug approval process in Canada is regulated by Health Canada.  The primary regulatory body in the United States is the FDA and in the UK is the Medicines and Healthcare Products Regulatory Agency (the “MHRA”).  Similar processes are conducted in other countries by equivalent regulatory bodies.  Regulations in each jurisdiction require the licensing of manufacturing facilities and mandate strict research and product testing standards.  Companies must establish the safety and efficacy of their products, comply with current Good Manufacturing Practices and submit marketing materials before being allowed to market pharmaceutical products.  While we plan to pursue or support the pursuit of the approval of our product, success in acquiring regulatory approval for any product is not assured.

In order to market our pharmaceutical product in Canada, the United States, Europe and other jurisdictions, we must successfully meet the requirements of those jurisdictions. The requirements of the Appropriate Regulatory Authority will generally include the following stages as part of the regulatory process:

●
Pre-Pharmacological Studies - Pre-Pharmacological studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicology in a disease model.

●
Investigational New Drug Application - An Investigational New Drug ("IND") Submission, or the equivalent, must be submitted to the appropriate regulatory authority prior to conducting Pharmacological Studies.

●
Pharmacological Studies (or Phase I Clinical Trials) - Pharmacological studies are designed to assess the potential harmful or other side effects that an individual receiving the therapeutic compound may experience.  These studies, usually short in duration, are often conducted with healthy volunteers or actual patients and use up to the maximum expected therapeutic dose.

●
Therapeutic Studies (or Phase II and III Clinical Trials) - Therapeutic studies are designed primarily to determine the appropriate manner for administering a drug to produce a preventive action or a significant beneficial effect against a disease.  These studies are conducted using actual patients with the condition that the therapeutic is designed to remedy.

●
Prior to initiating these studies, the organization sponsoring the program is required to satisfy a number of requirements via the submission of documentation to support the approval for a clinical trial.

●
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

Market and Competition

According to estimates for 2010 from the American Cancer Society, 1.53 million Americans are expected to be diagnosed with cancer in the year, and 569,000 Americans are forecast to die of cancer.  In the United States cancer accounts for 23% of all deaths, second only to heart disease.  In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3.

The costs of this disease state are also significant.  In the United States, the National Institute of Health estimated the 2008 cost for cancer treatment were $228.1 billion.  Of this figure, $93.2 billion can be attributed to direct patient costs.

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

On December 31, 2010, we had two wholly-owned subsidiaries; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados Company, and Valens Pharma Ltd.  As well, Oncolytics Biotech (US) Inc., a Delaware corporation is a wholly owned subsidiary of OBB.

D.      Property, Plants and Equipment

We currently lease our head office in Calgary, Alberta, Canada.  We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2010 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

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

A.   Operation Results

Please see our 2010 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herrein by reference.

B.   Liquidity and Capital Resources

Please see our 2010 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herrein by reference.

C.   Research and Development, Patents, and Licenses, etc.

Please see the disclosure in Item 4.  Information on the Company B. Business Overview for information on the Company’s research and development policies.  Our research and development expenses were $12,191,809, $11,606,514, and $13,351,875 for 2010, 2009, and 2008, respectively.

D.   Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.  Prior to 2009, our level of expenditures increased due to our expanded clinical trial program and our manufacturing activity.  In 2009, our overall expenditures were reduced as we completed our Phase II clinical trial program and prepared for the commencement of our Phase III head and neck study that was ultimately approved in October 2009.  Our expenditures in 2010 increased, as expected, as we commenced enrollment in our Phase III study and expanded our clinical program.  We expect 2011 expenditures to continue to increase as we enroll patients in our Phase III head and neck trial, support our other clinical trials, and incur manufacturing costs to supply this clinical program.  As well, we expect to incur additional costs associated with the validation and commercial scale up of our manufacturing process.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.   Off-Balance Sheet Arrangements

As at December 31, 2010, we have not entered into any off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2010:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 – 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	478,709	65,674	275,012	138,023	—
Purchase obligations	1,140,000	1,140,000	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	1,768,709	1,205,674	275,012	138,023	150,000

Note:
(1)   Our Alberta Heritage Foundation obligation requires repayments equal to the lesser of 5% of gross sales generated by the Company or $15,000 per annum (see notes of our audited 2010 consolidated financial statements).
(2)	Our operating lease is comprised of our office lease and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

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

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since
Bradley G. Thompson Ph.D(2) Calgary, Alberta	Chief Executive Officer and Chairman of the Board	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	April 21, 1999
Douglas A. Ball C.A. Calgary, Alberta	Chief Financial Officer and Director	Chief Financial Officer of the Corporation since May 2000.	April 21, 1999
William A. Cochrane, OC, M.D. (2),(3) Calgary, Alberta	Director
President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and from April 2003 to December 2010, Chairman of Resverlogix Corp. (a public biopharmaceutical company) and is a Director of Immunovaccine Inc.  Dr. Cochrane was formerly Chairman of QSV Biologics Ltd. (biologics contract manufacturer) from 2003 to 2009 and was a director of Sernova Corp. from 2005 to 2008, and a former chairman of University Technologies International Inc. (UTI) at the University of Calgary.
October 31, 2002
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer
Chief Operating Officer of the Corporation since December 2008.  Since April 1999 to December 2008, Dr. Coffey held other senior management positions with the Corporation and is a co-founder of Oncolytics.
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
Former practising lawyer in Calgary; President of Fred Stewart & Associates Inc., consultant in commercialization of technology. Mr Stewart has served in a number of positions of corporate  governance, in both private and public organizations
August 27, 1999
J. Mark Lievonen, F.C.A.(3) Markham, Ontario	Director
President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998.  Mr. Lievonen serves on a number of industry and  not-for-profit boards including  BIOTECanada, the Ontario Institute for Cancer Research and York University, and is a past Chair of   BIOTECanada and the Ontario Genomics Institute.   He was named a Chevalier de l'Ordre National de Merite by the government of France in 2007.
April 5, 2004

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director of the Company Since
Karl Mettinger, M.D., Ph.D Berkeley, CA	Chief Medical Officer
Dr. Mettinger has been our CMO since 2005.  Dr. Mettinger has been involved in clinical and regulatory affairs with various pharmaceutical companies since 1985. Prior to joining Oncolytics, he was Senior Vice President and Chief Medical Officer with SuperGen Inc. Prior to that, he was Executive Director, Clinical Research at IVAX/Baker Norton, the new drug subsidiary of IVAX Corporation.

N/A
Jim Dinning(1) Calgary, Alberta	Director
Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004. Mr. Dinning is the Chair of Export Development Canada and Canada West Foundation and serves as a director of other public and private companies. He is the Chancellor of the University of Calgary.

March 24, 2004
Ger van Amersfoort,(2) Oakville, Ont	Director	President and Chief Executive Officer of Novartis Canada, a pharmaceutical company, until his retirement in 2001.	June 15, 2006
Ed Levy, Ph.D, (3) Lund, BC	Director	Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002.	May 17, 2006
Mary Ann Dillahunty, JD, MBA Half Moon Bay, CA	Vice President, Intellectual Property
Ms. Dillahunty has been our VP-Intellectual Property since 2007.  Prior to joining Oncolytics, Ms. Dillahunty was a principal in the law firm of Fish & Richardson, a leading intellectual property firm in the U.S.

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

As at the date hereof, the directors and senior officers as a group beneficially owned, directly or indirectly, 1,112,851 of our common shares, representing 1.6% of the issued and outstanding common shares.

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

None of our directors have been a director or officer of a company that went bankrupt in the last 10 years except for Dr. William Cochrane who was a director of QSV Biologics (“QSV”) a private company.  QSV was a private contract manufacturing company that started in 2004.  Its customers were other biotechnology companies in Canada and the USA.  In 2008, as a result of the economic recession, these biotechnology companies were unable to raise capital and consequently were forced to discontinue clinical trials resulting in a loss of customers for QSV.  QSV sought financing from private investors and governments but was unsuccessful.  Consequently, QSV went bankrupt and had to terminate its employees and close the company in August 2009.  Dr. Cochrane was a director from 2004 and chairman from 2006 to 2009.

None of our directors or officers are related by blood, marriage or adoption to any other director or officer.

We are not aware of any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer.

B.	Executive Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2010 to each director.

Name	Fees & Retainers Earned ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)

Dr. W. Cochrane	29,000	N/A	99,000	None	N/A	None	128,000
Mr. G. van Amersfoort	27,250	N/A	99,000	None	N/A	None	126,250
Mr. J. Dinning	29,000	N/A	99,000	None	N/A	None	128,000
Mr. M. Lievonen	25,500	N/A	99,000	None	N/A	None	124,500
Dr. E. Levy	25,500	N/A	99,000	None	N/A	None	124,500
Mr. R. Schultz	46,000	N/A	264,000	None	N/A	None	310,000
Mr. F. Stewart	40,250	N/A	148,500	None	N/A	None	188,750
Note:
(1)
Options include grants from July and December 2010.  The options granted in July, 2010 have an estimated grant date fair value of $1.32, and the options granted in December 2010 have an estimated grant date fair value of $3.30 per option using the following respective grant date assumptions: expected life of option, 3 years for both; volatility 61.7% and 74.9% respectively; risk free interest rate 1.55% and 1.95% respectively; dividend yield 0% for both.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2010.

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards(3) $	Non-equity incentive plan compensation $		Pension value $	All other compensation ($)(1)	Total compensation ($)

Dr. Bradley G.	2010	444,996	N/A	709,500	150,163	N/A	N/A	50,712	1,355,371
Thompson	2009	444,996	N/A	59,500	106,800	N/A	N/A	40,200	651,496
Chief Executive Officer	2008	444,996	N/A	None	None	N/A	N/A	46,700	491,696

Douglas A. Ball	2010	257,567	N/A	643,500	46,362	N/A	N/A	36,649	984,078
Chief Financial	2009	257,567	N/A	35,700	46,000	N/A	N/A	34,654	373,921
Officer	2008	257,567	N/A	None	None	N/A	N/A	35,454	293,021

Dr. Matt C.	2010	326224	N/A	379,500	88,080	N/A	N/A	42,913	836,717
Coffey	2009	326,224	N/A	35,700	46,000	N/A	N/A	38,520	446,444
Chief Operating Officer	2008	326,224	N/A	None	None	N/A	N/A	39,573	365,797

Dr. Karl	2010	318,270	N/A	132,000	30,076	N/A	N/A	38,686	519,032
Mettinger(2)	2009	333,101	N/A	35,700	38,000	N/A	N/A	40,709	447,510
Chief Medical Officer	2008	333,101	N/A	None	None	N/A	N/A	40,709	373,810

Mary Ann	2010	153,665	N/A	82,500	19,467	N/A	N/A	19,066	274,698
Dillahunty (2)	2009	161,700	N/A	17,850	24,720	N/A	N/A	20,063	224,333
VP Intellectual Property	2008	242,550	N/A	None	None	N/A	N/A	32,661	275,211

Notes:

(1)
The dollar amounts set forth under this column are related to RRSP contributions and amounts provided for health care benefits by the Corporation for the Named Executive Officers.  For Named Executive Officers resident in Canada these benefits are provided in accordance the Corporation’s registered Health Benefit Plan.

(2)
U.S. Employees are paid salaries and other compensation in U.S. Dollars.  All amounts paid in U.S. Dollars for each U.S. Employee have been converted using the exchange rate of .9946 at December 31, 2010 and are indicated in Canadian Dollars.

(3)
The options granted in July, 2010 have an estimated grant date fair value of $1.32, and the options granted in December 2010 have an estimated grant date fair value of $3.30 per option using the following respective grant date assumptions: expected life of option, 3 years for both; volatility 61.7% and 74.9% respectively; risk free interest rate 1.55% and 1.95% respectively; dividend yield 0% for both.

Narrative Discussion

The Corporation has entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary $

Dr. Bradley G. Thompson	2011	489,500
Chief Executive Officer

Douglas A. Ball	2011	283,800
Chief Financial Officer

Matt C. Coffey	2011	330,139
Chief Operating Officer

Karl Mettinger	2011	322,289(1)
Chief Medical Officer

Mary Ann Dillahunty	2011	156,354(1)
VP Intellectual Property

Note 1: U.S. Employees are paid in U.S. Dollars and are presented in U.S. dollars.

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

Termination of Employment or Change of Control

The following table reflects amounts payable to the Officers, assuming that their employment was terminated on December 31, 2010 without cause or due to a change of control of the Corporation.

Name	Termination without Cause (1)	Change of Control (2)
	Severance ($)	Severance ($)

Dr. Bradley G. Thompson Chief Executive Officer	1,104,668	1,657,001

Douglas A. Ball, C.A. Chief Financial Officer	329,664	659,327

Dr. Matt C. Coffey Chief Operating Officer	379,825	759,651

Dr. Karl Mettinger Chief Medical Officer (1)	361,185	722,370

Mary Ann Dillahunty, J.D. M.B.A., VP Intellectual Property(2)	175,524	351,048

Notes:

(1)
As at December 31, 2010 all options granted to Officers had fully vested. As a result, all Officers shall be entitled to exercise all or any part of their Options, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated.

(2)
On a change of control of the Corporation, the Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated.

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

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office

Bradley G. Thompson Ph.D Calgary, Alberta	President, Chief Executive Officer and Chairman of the Board	April 21, 1999	Date of 2011 Annual General Meeting of the Shareholders
Douglas A. Ball C.A. Calgary, Alberta	Chief Financial Officer and Director	April 21, 1999	Date of 2011 Annual General Meeting of the Shareholders
William A. Cochrane, OC, M.D. (2),(3) Calgary, Alberta	Director	October 31, 2002	Date of 2011 Annual General Meeting of the Shareholders
Robert B. Schultz, F.C.A. (1), (4) Toronto, Ontario	Lead Director	June 30, 2000	Date of 2011 Annual General Meeting of the Shareholders
Fred A. Stewart, Q.C.(1)(2), Calgary, Alberta	Director	August 27, 1999	Date of 2011 Annual General Meeting of the Shareholders
J. Mark Lievonen, F.C.A.(3) Markham, Ontario	Director	April 5, 2004	Date of 2011 Annual General Meeting of the Shareholders
Jim Dinning(1) Calgary, Alberta	Director	March 24, 2004	Date of 2011 Annual General Meeting of the Shareholders
Ger van Amersfoort,(2) Oakville, Ont	Director	June 15, 2006	Date of 2011 Annual General Meeting of the Shareholders
Ed Levy, Ph.D, (3) Lund, BC	Director	May 17, 2006	Date of 2011 Annual General Meeting of the Shareholders
Notes:
1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.
3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.
4)	As Lead Director, Mr. Schultz is an “ex officio” member of the Corporate Governance and Compensation Committees.

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

Compensation of Directors

Each director who is not a salaried employee of the Corporation was entitled to a fee of $1,750 per Board and committee meeting attended.  An annual retainer fee of $15,000 was paid for service during 2010 and the lead director, Mr. Schultz was entitled to an additional annual $10,000 retainer.  Mr. Stewart, the chair of the audit committee, received an additional retainer of $6,000.  We also grant to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  In the aggregate, a total of $222,500 in directors’ fees was paid to the Board of Directors during the fiscal year ended December 31, 2010.    During the fiscal year ended December 31, 2010, there were 305,000 options granted to these directors in accordance with the Compensation Committee recommendation.

As a result of the Compensation Committee recommendations, the board has determined that for 2011, the meeting fee for independent board members for each board and committee meeting attended, shall remain at $1,750, while the annual retainer for all independent board members shall increase to $25,000. In addition, the annual retainer for the lead director shall increase to $15,000, the annual retainer for the chairman of the audit committee shall increase to $12,000 and the annual retainer for the chairpersons of the Compensation Committee and the Governance and Nominating Committees shall be $6,000.

Compensation Committee

The Corporation has formed a compensation committee (the “Compensation Committee”) consisting of three outside directors: Mr. Stewart, Mr. van Amersfoort and Dr. Cochrane, none of whom are nor have been employees or officers of the Corporation or any of its affiliates.  Mr. Stewart is presently the Chair of the Compensation Committee.  Mr. Schultz, lead director, serves as an ex officio member of the Compensation Committee.

The objectives of the Corporation’s compensation arrangements are:  (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, payments allocated to employees to be directed by them to their personal retirement accounts, as well as bonuses and the granting of options, both based on corporate and personal performance. Performance goals are determined based on the strategic planning and budgeting process, which is conducted at least annually. The balance of performance during the year is assessed by the board of directors of Oncolytics (the “Board” or “Board of Directors”) and is normally the key determinant for the allocation of bonuses and options.  The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase has been extremely challenging, and was exacerbated by the deterioration of the capital markets late in 2008 and 2009.  Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations.  In 2010, the Compensation Committee engaged Lane Caputo

Compensation Inc., executive compensation specialists (the ‘Specialist”), to assist in benchmarking its compensation practices, and provide recommendations to the committee with respect to compensation for directors and officers.

For 2010, the following guidelines were employed by the Board in granting bonuses and stock option grants to the Corporation’s executive and senior officers. For 2011, similar guidelines are expected to be applied.

The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 30% of his base salary and the other senior officers are eligible for a cash bonus of up to 20% of their base salary. In addition, when available, the Chief Executive Officer of the Corporation is eligible for an option grant of up to 15% of base salary with such numbers of options calculated using the estimated grant date fair value, and the other officers are eligible for an option grant of up to 10% of salary based upon a similar calculation.  The actual bonus provided and the number of options granted hereunder is based upon the overall performance of the Corporation as assessed by the committee and approved by the Board. In the event that the Corporation is operating in a challenging environment (as in 2008), these guidelines could result in the Board reducing the bonus awards and grants of stock options and in some circumstances result in no bonuses or stock options being granted to executive and senior officers. However, the guidelines referenced above can also be exceeded at the discretion of the Board. Upon completion of their review, the Compensation Committee then provided their specific recommendations to the Board with respect to compensation paid to the Corporation’s executive and senior officers.

Compensation Committee Mandate

This Mandate was reviewed, amended and approved by the Company’s board of directors on March 16, 2011.

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

3.   Meetings of the Committee

a.
The Committee shall convene a minimum of once each year at such times and places as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, or the Chief Executive Officer of the Corporation (the "CEO").

b.
Notice of each meeting of the Committee shall be given to each member of the Committee and the CEO, who shall each be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

c.	Notice of a meeting of the Committee shall:

c. i.	be in writing, including by electronic communication facilities;

c. ii.	state the nature of the business to be transacted at the meeting in reasonable detail;

c. iii.	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

c. iv.	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

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

g. i.
human resource policies, practices and structures (to monitor consistency with the Corporation’s goals and near and long-term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential);

g. ii.	compensation policies and guidelines;

g. iii.	management incentive and perquisite plans and any non-standard remuneration plans;

g. iv.	senior management, executive and officer appointments and their compensation;

g. v.	management succession plans, management training and development plans, termination policies and termination arrangements;

g. vi.	Board compensation matters.

c.	In carrying out its duties and responsibilities, the Committee shall:

a. i.
annually assess and make a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package of the CEO, all other officers of the Corporation and such other key employees of the Corporation or any subsidiary of the Corporation as may be identified by the CEO and approved by the Committee (collectively, the "Designated Employees");

a. ii.
annually review the performance goals and criteria for the CEO and evaluate the performance of the CEO against such goals and criteria and recommend to the Board the amount of regular and incentive compensation to be paid to the CEO;

a. iii.
annually, review and make a recommendation to the Board regarding the CEO’s performance evaluation of Designated Employees and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;

a. iv.
review and make a recommendation to the Board regarding any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

a. v.	periodically, review the compensation philosophy statement of the Corporation and make recommendations for change to the Board as considered necessary;

a. vi.
from time to time, review and make recommendations to the Board in respect of the design, benefit provisions, investment options and text of applicable pension, retirement and savings plans or related matters;

a. vii.	annually, in conjunction with the Corporation’s general and administrative budget, review and make recommendations to the Board regarding compensation guidelines for the forthcoming budget period;

a. viii.
when requested by the CEO, review and make recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approve awards to eligible participants;

a. ix.
review and make recommendations to the Board regarding incentive stock option plans or any other long term incentive plans and to the extent delegated by the Board, approve grants to participants and the magnitude and terms of their participation;

a. x.	as required, fulfill the obligations assigned to the Committee pursuant to any other employee benefit plans approved by the Board;

a. xi.
annually, prepare or review the report on executive compensation required to be disclosed in the Corporation’s information circular or any other human resource or compensation matter required to be publicly disclosed by the Corporation;

a. xii.	periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board of Directors;

a. xiii.	as required, retain independent advice in respect of human resources and compensation matters and, if deemed necessary by the Committee, meet separately with such advisors; and

a. xiv.	assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

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

Mandate of the Audit Committee

This Mandate was reviewed and approved by the Company’s board of directors on March 16, 2011.

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

48

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

The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2010	2009	2008
Research and development	13	9	10
Operating	4	5	6
Total	17	14	16

Geographic location	2010	2009	2008
Canada	15	12	14
United States of America	2	2	2
Total	17	14	16

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 16, 2011.

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)
Officers
Bradley Thompson	652,900	**	15,000	12.15	Dec 14, 2010
			18,000	9.76	Jun 20, 2011
			25,000	7.25	Dec 17, 2011
			50,000	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			59,000	3.33	Aug 5, 2013
			80,000	4.50	Dec 11, 2013
			30,000	8.10	May 28, 2014
			350,000	5.00	Dec 9, 2014
			149,160	2.22	Dec 12, 2017
			50,000	3.06	Dec 8, 2019
			215,000	6.72	Dec 14, 2020
			1,051,160			2.19%

Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)

Matthew Coffey	288,550	**	15,000	12.15	Dec 14, 2010
			18,000	9.76	Jun 20, 2011
			20,000	7.25	Dec 17, 2011
			37,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			53,500	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	Dec 9, 2014
			33,333	2.22	Dec 12, 2017
			30,000	3.06	Dec 8, 2019
			115,000	6.72	Dec 14, 2020
			572,333			1.11%

Douglas Ball	8,000	**	15,000	12.15	Dec 14, 2010
			27,000	9.76	Jun 20, 2011
			20,000	7.25	Dec 17, 2011
			37,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			37,000	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	Dec 9, 2014
			33,333	2.22	Dec 12, 2017
			30,000	3.06	Dec 8, 2019
			250,000	3.13	July 28, 2020
			95,000	6.72	Dec 14, 2020
			794,833			1.03%

Mary Ann Dillahunty	2,201	**	100,000	3.28	Feb 1, 2017
			16,667	2.22	Dec 12, 2007
			15,000	3.06	Dec 8, 2019
			131,667			**

Karl Mettinger	2,000	**	200,000	3.18	Sept 23, 2015
			30,000	3.06	Dec 8, 2019
			40,000	6.72	Dec 14, 2020
			270,000			**

George Gill	—	**	20,000	7.50	Oct 18, 2011
			87,000	1.85	Oct 10, 2012
			17,000	3.33	Aug 5, 2013
			40,000	4.50	Dec 11, 2013
			7,500	8.10	May 28, 2014
			12,500	5.00	Dec 9, 2014
			16,667	2.22	Dec 12, 2017
			15,000	3.06	Dec 8, 2019
			25,000	3.72	Dec 14, 2020
			240,667			**

Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)

Directors
Robert Schultz	10,000	**	9,000	9.76	Jun 20, 2011
			10,000	7.25	Dec 17, 2011
			7,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			34,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			50,000	3.13	July 28, 2020
			60,000	6.72	Dec 14, 2020
			263,000			**

Fred Stewart	46,000	**	9,000	9.76	Jun 20, 2011
			10,000	7.25	Dec 17, 2011
			7,500	2.70	May 16, 2012
			10,000	2.00	Dec 13, 2012
			21,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			45,000	6.72	Dec 14, 2020
			185,000			**

Jim Dinning	20,000	**	50,000	6.90	Mar 29, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			30,000	6.72	Dec 14, 2020
			152,500			**

Mark Lievonen	3,000	**	50,000	9.38	Apr 5, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			30,000	6.72	Dec 14, 2020
			152,500			**

Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (1)(3)

William Cochrane	54,700	**	4,000	3.33	Aug 5, 2013
			10,000	4.50	Dec 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	Dec 9, 2014
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			30,000	6.72	Dec 14, 2020
			116,500			**

Ed Levy	15,300	**	50,000	4.10	May 16, 2016
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			30,000	6.72	Dec 14, 2020
			125,000			**

Ger van Amersfoort	10,200	**	50,000	3.60	Jun 15, 2016
			10,000	2.25	Dec 15, 2016
			17,500	2.22	Dec 12, 2017
			17,500	3.06	Dec 8, 2019
			30,000	6.72	Dec 14, 2020
			125,000			**

TOTAL:	1,112,851		4,160,160
** Less than 1% ownership

Notes:
1)	Based on 67,958,302 common shares issued and outstanding on December 31, 2010.
2)	Options exercisable to acquire common shares.
3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted share outstanding of 77,988,522.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, at February 28, 2011, we have the following shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights attached to all our outstanding common shares:

Name of Shareholder	Total Number of Common Shares Held	Percentage of Outstanding %
Acuity Investment Management Inc.	9,570,500	13.70

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

There are no differences between the voting rights of Acuity Investment Management Inc. and all other common shareholders.

Shares Held in the United States

The following table indicates, as of March 24, 2011, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares issued and Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
202	71,207,318	56	6,063,614	8.52%

Change of Control

As of March 24, 2010, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).  Since the beginning of the fiscal year ended December 31, 2010 up to March 23, 2011, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

C.	Interests of Experts and Council

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Statements

Financial Statements

The consolidated financial statements filed as part of this annual report are filed under Item 18.

Legal Proceedings

The directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.
The directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividend Policy

 The Company has not paid any dividends on its common shares.  The Company may pay dividends on its common shares in the future if it generates profits.  Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

B.	Significant Changes

There have been no significant changes to our annual financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our Common Shares are traded on the TSX and on the NASDAQ Capital Market under the symbol "ONC" and “ONCY”, respectively. The last reported sales price of our common shares on March 22, 2011 on the TSX was Cdn$5.65and on the NASDAQ Capital Market was US$5.75.  The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated.

	Common Shares
	NASDAQ		TSX
	High	Low	High	Low

2006	5.16	1.81	6.05	2.11
2007	2.90	1.46	3.40	1.50
2008	2.31	1.06	2.50	1.23
2009	3.80	1.14	4.10	1.41
2010	7.00	2.15	6.95	2.05

2009
Quarter 1	1.60	1.14	1.95	1.41
Quarter 2	2.13	1.21	2.33	1.50
Quarter 3	3.38	1.40	3.65	1.61
Quarter 4	3.80	2.57	4.10	2.65

2010
Quarter 1	3.63	2.05	3.70	3.57
Quarter 2	3.25	2.44	3.40	2.68
Quarter 3	4.98	2.40	5.09	2.53
Quarter 4	6.95	4.27	7.00	4.36
September	4.98	2.99	5.09	3.10
October	4.98	4.27	5.34	4.36
November	5.10	4.43	5.00	4.52
December	6.95	4.65	7.00	4.74

2011
January	6.86	5.85	6.85	5.83
February	6.69	5.97	6.61	5.94
March (1 – 22)	6.44	5.65	6.27	5.59

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

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

●	delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;
●	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;
●	requiring disclosure of share ownership; or
●	governing changes in capital, where such provisions are more stringent than those required by law.

C.	Material Contracts

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income (the “income test”) or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2010, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

ITEM 15.  CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

It is the conclusion of our Chief Executive Officer and Chief Financial Officer that our Company's disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report, are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2010.   In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2010.   Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

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

ITEM 16 .  [RESERVED]

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2010, 2009, and 2008, Ernst & Young LLP received the following fees:

December 31,
Item	2010 $	2009 $	2008 $
Audit fees	190,448	177,396	140,961
Audit-related fees (1),(3),	65,994	107,654	121,440
Tax fees (2)	26,041	21,626	17,316
All other fees (4)	23,675	2,098	112,352
Notes:
1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.
2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.
3)
Includes fees associated with matters relating to a prospectus offering and base shelf prospectus filing (2009 -  the prospectus offerings and a private company purchase; 2008 – the base shelf prospectus and prospectus offering).

4)	Includes fees associated with the adoption of International Financial Reporting Standards and the expansion of our corporate structure.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

The Company did not repurchase any common shares in the fiscal year ended December 31, 2010.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None

ITEM 16G. CORPORATE GOVERNANCE

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

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-33.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1*	Articles of Incorporation
1.2*	By-laws

Material Contracts
4.1**	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2***	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3***	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4***	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5***	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6***	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7***	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8***	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9****	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10****	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11****	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12****	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13****	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14****	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15****	Executive Employment Agreement, dated January 26, 2009, between the Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16****	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2010
15.2	Consent of Ernst & Young LLP

(*)  Previously filed with the SEC on Form 20-F dated June 14, 2002
(**)  Previously filed with the SEC on Form 20-F dated June 27, 2003
(***)  Previously filed with the SEC on Form 20-F dated March 23, 2008
(****) Previously filed with the SEC on Form 20-F dated March 6, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 24, 2011

ONCOLYTICS BIOTECH INC.

/s/ Brad Thompson	/s/ Doug Ball
Brad Thompson, Ph.D	Doug Ball, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2010 and 2009

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

We, as the Chief Executive Officer and Chief Financial Officer, will certify to our annual filings with the CSA and the SEC as required in Canada by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

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

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2010 and 2009, and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010 and for the cumulative period from inception on April 2, 1998, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion on Oncolytics Biotech Inc.’s internal control over financial reporting.

Calgary, Canada March 16, 2011	Chartered Accountants

Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc’s  management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, and for the cumulative period from inception on April 2, 1998, and our report dated March 16, 2011, expressed an unqualified opinion thereon.

Calgary, Canada March 16, 2011	Chartered Accountants

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	$2010	$2009
Assets
Current assets
Cash and cash equivalents	4	39,296,682	32,448,939
Short-term investments	4	3,609,246	1,679,937
Accounts receivable	22	284,988	64,787
Prepaid expenses		278,934	507,408
Total current assets		43,469,850	34,701,071

Non-current assets
Property and equipment	5	226,911	208,320
Asset held for sale	6	735,681	684,000
Total non-current assets		962,592	892,320
Total assets		44,432,442	35,593,391

Liabilities And Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities		2,500,682	4,226,933
Total current liabilities		2,500,682	4,226,933

Commitments and contingencies	12, 13, 18 and 19

Shareholders’ equity
Share capital Authorized: unlimited Issued 67,958,302 (2009 – 61,549,969)	7	155,227,915	131,908,274
Warrants	7	6,066,128	4,511,441
Contributed surplus	8, 11	19,399,489	13,734,743
Deficit	10	(138,761,772)	(118,788,000)
Total shareholders’ equity		41,931,760	31,366,458
Total Liabilities And Equity		44,432,442	35,593,391

See accompanying notes

On behalf of the Board:

/s/ Fred Stewart	/s/ Jim Dinning

Fred Stewart Dector	Jim Dinning Dector

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the periods ending December 31,	Notes	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Revenue
Rights revenue		—	—	—	310,000

Expenses
Research and development	7, 13	12,191,809	11,606,514	13,351,875	98,330,100
Operating		4,190,403	3,782,507	4,311,575	32,809,935
Stock based compensation	8	3,251,041	424,273	64,039	8,444,158
Foreign exchange loss (gain)		346,686	179,716	(68,283)	1,115,829
Amortization - intellectual property		—	180,750	361,500	3,615,000
Amortization - property and equipment		63,156	64,930	48,754	625,237
		20,043,095	16,238,690	18,069,460	144,940,259

Loss before the following		(20,043,095)	(16,238,690)	(18,069,460)	(144,630,259)

Interest		76,934	29,441	519,256	6,640,380
Gain on sale of BCY LifeSciences Inc.	21	—	—	—	299,403
Loss on sale of Transition Therapeutics Inc.		—	—	—	(2,156,685)
Loss before income taxes		(19,966,161)	(16,209,249)	(17,550,204)	(139,847,161)

Income taxes (recovery)	14	7,611	22,000	—	(1,085,389)
Net loss and comprehensive loss		(19,973,772)	(16,231,249)	(17,550,204)	(138,761,772)
Basic and diluted loss per common share	9	(0.32)	(0.33)	(0.42)	—

See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ending December 31,	Notes	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Cash Flows
Operating Activities
Net loss and comprehensive loss for the period		(19,973,772)	(16,231,249)	(17,550,204)	(138,761,772)
Amortization - intellectual property		—	180,750	361,500	3,615,000
Amortization - property and equipment		63,156	64,930	48,754	625,237
Stock based compensation	8	3,251,041	424,273	64,039	8,444,158
Other non-cash items	17	343,821	110,800	—	1,838,158
Net change in non-cash working capital	17	(1,717,978)	(613,383)	1,787,279	1,936,760
Cash used in operating activities		(18,033,732)	(16,063,879)	(15,288,632)	(122,302,459)

Investing Activities
Acquisition of property and equipment		(81,846)	(9,324)	(111,577)	(904,914)
Purchase of intellectual property	6	(51,681)	—	—	(51,681)
Purchase of short-term investments		(1,929,309)	(1,679,937)	(347,901)	(53,026,110)
Redemption of short-term investments		—	5,846,634	13,000,000	48,998,380
Investment in BCY		—	—	—	464,602
Investment in Transition Therapeutics Inc.		—	—	—	2,532,343
Cash provided by (used in) investing activities		(2,062,836)	4,157,373	12,540,522	(1,987,380)

Financing Activities
Proceeds from exercise of stock options and warrants		528,211	15,210,210	41,600	31,039,489
Proceeds from private placements		—	—	—	38,137,385
Proceeds from acquisition of private company		—	1,800,120	—	1,800,120
Proceeds from public offering		26,759,921	20,042,570	3,421,309	93,080,698
Cash provided by financing activities		27,288,132	37,052,900	3,462,909	164,057,692

Increase in cash		7,191,564	25,146,394	714,799	39,767,853
Cash and cash equivalents, beginning of period		32,448,939	7,429,895	6,715,096	—
Impact of foreign exchange on cash and cash equivalents		(343,821)	(127,350)	—	(471,171)
Cash and cash equivalents, end of period		39,296,682	32,448,939	7,429,895	39,296,682

See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 1: Incorporation and Nature of Operations

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

Note 2: Basis of Financial Statement Presentation

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of our shares.  In connection with this acquisition, the basis of accounting for our assets and liabilities was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in our consolidated financial statements).  The amount by which SYNSORB’s purchase price exceeded the underlying net book value of our assets and liabilities at April 21, 1999 was $2,500,000.  This amount was credited to contributed surplus and charged to intellectual property and was amortized to income based on the established amortization policies for such assets.  Subsequent to April 21, 1999, SYNSORB’s ownership has been diluted through public offerings of our common shares, sales of our shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to their shareholders.  As a result, SYNSORB no longer has any ownership in the Company.

Note 3: Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies are, in all material respects, in accordance with United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in note 23.  The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Principles of consolidation

The consolidated financial statements include our accounts and the accounts of our incorporated subsidiaries.  All intercompany transactions and balances have been eliminated.

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.  Actual results could differ from those estimates and such differences could be significant.  Significant estimates made by management affecting our consolidated financial statements include the inputs used to determine our stock based compensation expense for the year, the valuation of our investment in BCBC (reflected in the financial statements as an asset held for sale) and our assessment of our future income tax assets and related valuation allowance.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Property and equipment

Property and equipment are recorded at cost.  Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives.  Amortization is recorded using the declining balance method at the following annual rates:
Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease

Intellectual property

Intellectual property costs initially related to the acquisition of our business by SYNSORB.  These costs were amortized on a straight-line basis over a 10-year period (the expected useful life) commencing July 1, 1999 and are now fully amortized.  Intellectual property acquired through our investment in BCBC is included in Asset Held for Sale on the balance sheet.

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

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current period are accounted for as a reduction in research and development expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits a will be realized.

Loss per common share

Basic loss per common share is determined using the weighted average number of common shares outstanding during the period.

We use the treasury stock method to calculate diluted loss per common share.  Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive.  The number of additional common shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Stock option plan

We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”).  Under the Plan, the exercise price of each option equals the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines.  Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant.

Stock based compensation

Officers, directors and employees

We use the fair value based method of accounting for employee awards granted under the Plan.  We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight-line basis.

Non-employees

Stock based compensation to non-employees is recorded at fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

Financial instruments

Financial assets

Financial assets are comprised of cash and cash equivalents, accounts receivable, short-term investments and long term investment.  Financial assets are initially recorded at fair market value and are classified as follows:

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank and have been designated as held for trading.

Accounts receivable
Accounts receivable have been designated as loans and receivables.

Short-term investments
We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such designation as of each balance sheet date.  We classify our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity.  Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method.  Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Financial liabilities

Our financial liabilities are comprised of trade accounts payable and are non interest-bearing and recorded at fair market value.  They are designated as Other Financial Liabilities and are subsequently measured at amortized cost using the effective interest rate method.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Transaction Costs

Transaction costs are expensed as incurred for financial instruments designated as held for trading.  Transaction costs for financial assets classified as available for sale, loans and receivables, and financial liabilities classified as other than held for trading are recognized immediately in income.

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

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

The Canadian Institute of Chartered Accountants’ Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.  We are prepared to adopt IFRS as at that date.  Our transition process included the following phases:

●	Scoping and diagnostic phase — This phase involved performing a high-level diagnostic assessment to identify key areas that were impacted by the transition to IFRS. This phase was finalized in 2008.

●
Impact analysis, evaluation and design phase —This phase involved specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.  This phase was finalized in 2009.

●
Implementation and review phase — This phase included execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training.  At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

As a result of completing these three phases we are now in the process of compiling financial statements in compliance with IFRS.

Financial Statement Impact

In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with GAAP.  The estimated impact on our balance sheet as at January 1, 2010 would be to reduce warrants in shareholders’ equity by approximately $1 million and reflect a long term liability.  In 2010, we anticipate a further charge to our Consolidated Statement of Loss of approximately $4.8 million related to the revaluation of warrants.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 4: Cash Equivalents and Short Term Investments

Cash Equivalents

Cash equivalents consist of interest bearing deposits with our bank totaling $34,337,595 (December 31, 2009 - $15,518,939).  The current annual interest rate earned on these deposits is 1.06% (December 31, 2009 – 0.30%).

Short-Term Investments

Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2010
Short-term investments	3,609,246	3,609,246	Nil	3,609,246	3,609,246	0.30%

December 31, 2009
Short-term investments	1,679,937	1,679,937	Nil	1,679,937	1,679,937	0.17%

Fair value is determined by using published market prices provided by our investment advisor.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 5: Property and Equipment

	2010
	Cost $	Accumulated Amortization $	Net Book Value $
Medical equipment	107,471	59,329	48,142
Office equipment	37,236	28,813	8,423
Office furniture	117,357	79,024	38,333
Computer equipment	339,074	213,744	125,330
Leasehold improvements	139,616	132,933	6,683
	740,754	513,843	226,911

2009
	Cost $	Accumulated Amortization $	Net Book Value $
Medical equipment	100,816	47,504	53,312
Office equipment	36,385	27,006	9,379
Office furniture	111,076	73,457	37,619
Computer equipment	271,194	185,905	85,289
Leasehold improvements	139,616	116,895	22,721
	659,087	450,767	208,320

Note 6: Asset Held for Sale

In 2009, we acquired all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.  In February 2010, we completed the conversion of our preferred share holding in BCBC  into common shares.  As a result of this conversion we owned 10% of the issued common shares of BCBC.  The common shares of BCBC do not have a quoted market price in an active market.  BCBC’s only asset is intellectual property.

In the fourth quarter of 2010, BCBC concluded that it was unable to obtain additional financing to support its business and subsequently suspended operations.  In November 2010, in order to maintain our investment in BCBC, we purchased an additional 60% of the common shares of BCBC for $51,681 which included cash and the settlement of certain trade accounts payable.  As the operations of BCBC had been suspended, its only remaining asset was intellectual property.    In conjunction with this purchase, we assessed the cost of our investment against the estimated fair value of BCBC using a cash flow analysis and determined that the estimated fair value of our investment was in excess of our cost.  At the end of 2010, we began the process to sell BCBC and as a result we are reflecting our investment in BCBC’s intellectual property as an asset held for sale.  We have also reclassified the prior year’s balance to reflect our current accounting treatment.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 7: Share Capital

Authorized:

Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 1998	2,145,300	4		
Issued on exercise of stock options	76,922	77		
	2,222,222	81		
July 29, 1999 share split (a)	6,750,000	81		
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000		
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998		
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103		
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000		
Balance, December 31, 1999	13,669,997	5,002,182		
Issued on exercise of stock options and warrants	573,910	501,010		
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645		
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100		
Balance, December 31, 2000	17,488,805	21,602,937		
Issued on exercise of stock options and warrants	1,702,590	2,210,016		
Balance, December 31, 2001	19,191,395	23,812,953		
Issued on exercise of stock options	40,000	34,000		
Issued on acquisition of the interest in Transition Therapeutics Inc.	1,913,889	4,689,028		
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs		(241,123)		
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615		
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs		(1,730,195)		
Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement(k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to November 23, 2004 public offering(l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 13]	21,459	150,000		
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants			(6,700)	(2,827)
Exercise of options	197,500	778,951		
Share issue costs		(1,796,758)		
Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement(m)	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants			(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500		
Share issue costs		(1,689,398)		
Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400		
Expired warrants			(112,800)	(213,192)
Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public offering (n)	4,600,000	11,362,000	2,300,000	2,438,000
Exercise of options	60,000	51,000		
Expired warrants			(752,000)	(1,308,480)

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Share issue costs		(1,736,606)		
Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public offering(o)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants	—	—	(1,920,000)	(2,908,800)
Warrants(p)	—	—	320,000	41,600
Share issue costs	—	(651,741)	—	—
Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110
Issued on acquisition of private company (q)	1,875,121	2,113,275	—	—
Issued for cash pursuant to May 13, 2009 public offering(r)	3,450,000	5,623,500	3,795,000	1,442,100
Issued for cash pursuant to November 23, 2009 public offering(s)	4,887,500	13,380,549	1,955,000	2,073,981
Exercise of stock options	281,600	318,541	—	—
Exercise of warrants	7,030,000	17,360,750	(7,030,000)	(2,429,750)
Issued for investment in BCBC(t)	200,000	684,000	—	—
Sale of intellectual property(u)	(5,000)	(16,550)	—	—
Share issue costs		(2,790,715)		
Balance, December 31, 2009	61,549,969	131,908,274	4,255,000	4,511,441
Issued for cash pursuant to November 8, 2010 bought deal financing(v)	6,256,000	25,336,800	3,503,360	4,120,201
Exercise of warrants	119,900	575,813	(119,900)	(127,514)
Expired warrants	—	—	(2,300,000)	(2,438,000)
Exercise of stock options	32,433	104,109	—	—
Share issue costs	—	(2,697,081)	—	—
Balance, December 31, 2010	67,958,302	155,227,915	5,338,460	6,066,128

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

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

(g)
Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369.  Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004.  In addition, we issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction.  The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

(h)
Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986.  Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004.  In addition, we issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction.  The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

(i)
Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738.  Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425, respectively.  Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005.  Share issue costs related to this private placement were $367,839.  In addition, we issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction.   The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were determined using Black Scholes.

(k)
Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875.  The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50, respectively.  Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005.  Share issue costs related to the private placement were $728,918.  In addition, we issued 107,710 common share purchase warrants to our advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005.  The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above.  The ascribed values of the warrants were determined using Black Scholes.

(l)
Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600.  Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007.  Share issue costs related to this public offering were $1,063,890.  In addition, we issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction.  The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above.  The ascribed values of the warrants were determined using Black Scholes.

(m)
Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398.  Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008.  In addition, we issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008.  The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

(n)
Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000.  Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants.  The ascribed value was determined using the relative fair value method.  Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010.  Share issue costs for this offering were $1,736,606.  The ascribed value of the warrants was determined using Black Scholes.

(o)
Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000.  Each unit included one common share (ascribed value of $1.18) and one- common share purchase warrant (ascribed value of $0.32).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $651,741.  In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were determined using Black Scholes.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our common shares (the “Common Shares”) on the Toronto Stock Exchange exceeded $2.50 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on September 18, 2009, the 10-day volume-weighted average trading price of the Common Shares exceeded $2.50 and we elected to accelerate the exercise date to October 23, 2009, the date of our news release.  All of these warrants were exercised.

(p)
On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600.  The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.  All of these warrants were exercised in 2009.

(q)
On April 9, 2009, we completed our acquisition of an inactive private company pursuant to a plan of arrangement under the Business Corporations Act (Alberta).  We issued 1,875,121 common shares in exchange for all of the issued and outstanding securities of the private company.  The exchange ratio was at an agreed premium to the private company’s net cash per security at closing and was calculated using an ascribed value per common share of $1.69 (being the 20 day volume weighted average trading price of our common shares on the Toronto Stock Exchange up to and including March 2, 2009).  We have treated this acquisition as a financing transaction for accounting purposes and we have allocated the net cash from the private company to the value of the common shares we issued net of related transaction costs.  The private company had no other assets or liabilities.

(r)
Pursuant to a public offering, 3,450,000 units were issued at an issue price of $2.00 per unit for gross proceeds of $6,900,000.  Each unit included one common share (ascribed value of $1.63) and one common share purchase warrant (ascribed value of $0.37).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $2.40 per share until May 13, 2012 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $952,854.  In addition, we issued 345,000 broker common share purchase warrants with an exercise price of $2.40 expiring on May 13, 2012 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $165,600 ($0.48 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were determined using Black Scholes.  On October 2, 2009, the acceleration provisions under the warrant indenture were met allowing us to accelerate the expiry date of these warrants to November 2, 2009.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our Common Shares on the Toronto Stock Exchange exceeded $3.35 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on October 2, 2009, the 10-day volume-weighted average trading price exceeded $3.35 and we elected to accelerate the exercise date to November 2, 2009.  All of these warrants were exercised.

(s)
Pursuant to a public offering, 4,887,500 units were issued at an issue price of US$3.00 per unit for gross proceeds of US$14,662,500.  Each unit included one common share (ascribed value of US$2.60) and 0.40 of one common share purchase warrant (ascribed value of US$0.40).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of US$3.50 per share until November 23, 2014 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $1,524,706.  The ascribed value of the warrant was determined using Black Scholes.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Under the terms of the warrant indenture, if the 10-day volume-weighted average trading price of our Common Shares on the Toronto Stock Exchange exceeded the dollar equivalent of US$6.50 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on December 23, 2010, the 10-day volume-weighted average trading price exceeded US$6.50 and we elected to accelerate the exercise date to January 24, 2011.

(t)
On October 20, 2009 we made an investment in British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.  We purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics.

(u)	On October 26, 2009, we received and cancelled 5,000 of our common shares in consideration for clinical trial data that we had obtained as part of our acquisition of Private Company in April 2009.

(v)
Pursuant to a bought deal financing, 6,256,000 units were issued at an issue price of $4.60 per unit for gross proceeds of $28,777,600.  Each unit included one common share (ascribed value of $4.05) and 0.40 of one common share purchase warrant (ascribed value of $0.55).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until November 8, 2012.  Share issue costs for this offering were $2,697,081 .  In addition, we issued 375,360 common share purchase warrants with an exercise price of $4.60 that expires on November 8, 2012 to the brokerage firm assisting with the transaction.  The ascribed value of these broker warrants was $679,402 ($1.81 per broker warrant) and has been included in the share issue costs above.  The ascribed values of the warrants were determined using Black Scholes.

The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued in those years:

	2010	2009	2008	2007	2006	2005	2004	2003	2002

Risk-free interest rate	1.40%	1.22%	1.68%	4.08%	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	2.00	1.80	2.00	3.00	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	61.9%	61.43%	55.6%	63%	—	66%	71%	72%	57%
Dividend yield	Zero	Zero	Zero	Zero	—	Zero	Zero	Zero	Zero

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

The following table summarizes our outstanding warrants as at December 31, 2010:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)
US3.50	1,955,000	—	(109,400)	—	1,845,600	0.08
3.50	2,300,000	—	—	(2,300,000)	—	—
4.60	—	375,360	—	—	375,360	1.83
6.15	—	3,128,000	(10,500)	—	3,117,500	1.83
	4,255,000	3,503,360	(119,900)	(2,300,000)	5,338,460	1.22

Note 8: Stock Based Compensation

Stock Option Plan

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2010		2009
	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $
Outstanding, beginning of the year	3,936,543	4.72	3,885,993	4.59
Granted during the year	1,183,000	5.73	332,500	3.06
Cancelled during the year	(383,350)	10.42	(350)	2.35
Exercised during the year	(32,433)	2.46	(281,600)	0.99
Outstanding, end of the year	4,703,760	4.53	3,936,543	4.72
Options exercisable, end of the year	4,654,926	4.54	3,875,026	4.75

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2010:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	788,760	5.2	2.09	767,426	2.09
$2.70 - $3.60	1,407,750	6.2	3.13	1,392,750	3.14
$4.00 - $5.00	1,224,750	3.9	4.86	1,212,250	4.86
$6.72 - $9.76	1,279,500	7.3	7.22	1,279,500	7.22
$12.15 - $13.50	3,000	0.2	12.49	3,000	12.49
	4,703,760	5.7	4.53	4,654,926	4.54

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

he outstanding options vest annually or after the completion of certain milestones.  We have reserved 4,703,760 common shares for issuance relating to outstanding stock options.

As we are following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and directors was $3,243,720 (2009 – $424,273 and 2008 – $64,039) and to consultants was $7,321 (nil for 2009 and 2008) with an offsetting credit to contributed surplus.

The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2010	2009	2008

Risk-free interest rate	1.85%	1.21%	1.85%
Expected hold period to exercise	3.0 years	3.0 years	4.0 years
Volatility in the price of the Company’s shares	71%	57%	56%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$2.76	$1.19	$0.60

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 9: Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2010 of 62,475,403 (2009 – 49,370,175; 2008 – 41,369,515).  The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Deficit

Amount $
Balance, December 31, 2008	102,556,751
Net loss and comprehensive loss for the year	16,231,249
Balance, December 31, 2009	118,788,000
Net loss and comprehensive loss for the year	19,973,772
Balance, December 31, 2010	138,761,772

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 11: Contributed Surplus

The following table summarizes the change in contributed surplus as at and for the year ended December 31:

	$2010	$2009
Balance, beginning of the year	13,734,743	13,349,801
Stock based compensation	3,251,041	424,273
Expired warrants	2,438,000	—
Exercise of stock options	(24,295)	(39,331)
Balance, end of the year	19,399,489	13,734,743

Note 12: Commitments

We are committed to payments totaling $1,140,000 during 2011 for activities related to our clinical trial program and collaborations.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:

Amount $
2011	65,674
2012	88,792
2013	91,332
2014	94,888
2015	97,428
2016	40,595
478,709

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

Note 13: Contingencies

Assumption Agreement

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

As of December 31, 2010, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

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

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2010, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 14: Income Taxes

The recovery of income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	$2010	$2009	$2008
Loss before income taxes	(19,966,161)	(16,209,249)	(17,550,204)
Statutory Canadian corporate tax rate	28.00%	29.00%	29.50%
Anticipated tax recovery	(5,590,525)	(4,700,682)	(5,177,310)
Foreign jurisdiction tax rate difference	3,431,667	3,360,634	373,868
Employee stock based compensation	910,291	123,039	18,892
Change in tax rate	124,696	151,038	—
Tax return adjustment	(242,261)	1,725,970	(290,082)
Other permanent differences	(112,318)	42,929	11,456
Change in valuation allowance	1,486,061	(680,928)	5,063,176
Future income tax recovery	—	—	—
Current income taxes	7,611	22,000	—

As at December 31, 2010, we have non-capital losses for income tax purposes in Canada of approximately $31,626,000 which are available for application against future taxable income and expire in 2026 ($9,809,000), 2027 ($12,170,000), 2029 ($4,009,000), and 2030 ($5,638,000).  As at December 31, 2010, we have non-refundable federal investment tax credits of approximately $4,104,000 (2009 – $3,730,000) which are available to reduce future taxes payable.  We have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $17,634,000 (2009 – $16,884,000) over an indefinite future period.  We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

The components of our future income tax asset are as follows:

	2010 $	2009 $
Net operating losses carried forward	8,251,442	6,871,568
Scientific research and experimental development	4,408,673	4,220,931
Investment tax credits	3,078,664	2,797,690
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	307,970	290,724
Share issue costs	939,502	814,857
Valuation allowance	(16,986,251)	(14,995,770)
Future income tax asset	—	—

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 15: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2010 $	2009 $
Cash and cash equivalents	39,296,682	32,448,939
Short-term investments	3,609,246	1,679,937
Shareholders’ equity	41,931,760	31,366,458

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board of Directors (the “Board”).  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

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

On June 10, 2010, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  The Base Shelf expires on July 10, 2012 and we have registered 9,759,360 units under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2010.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 16: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2010, there are no significant differences between the carrying values of these amounts and their estimated market values.

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

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2010 by approximately $126,442.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2010 by approximately $128,859.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2010 are as follows:

	U.S. dollars $	British pounds £
Cash and cash equivalents	3,933,733	54,748
Accounts payable	(561,907)	(64,441)
	3,371,827	(9,693)

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 15.  Accounts payable are all due within the current operating period.

Note 17: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Change in:
Accounts receivable	(220,201)	21,535	(6,237)	(284,988)
Prepaid expenses	228,474	(327,740)	80,632	(278,934)
Accounts payable and accrued liabilities	(1,726,251)	(307,178)	1,712,884	2,500,682
Change in non-cash working capital	(1,717,978)	(613,383)	1,787,279	1,936,760
Net change associated with investing activities	—	—	—	—
Net change associated with operating activities	(1,717,978)	(613,383)	1,787,279	1,936,760

Other Non-Cash Items
	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Gain on disposal of clinical data	—	(16,550)	—	(16,550)
Unrealized foreign exchange loss	343,821	127,350	—	896,357
Donation of medical equipment	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 7]	—	—	—	150,000
Future income tax recovery	—	—	—	(1,115,000)
	343,821	110,800	—	1,838,158

Note 18: Alberta Heritage Loan

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research.  Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 19: Indemnification of Officers and Directors

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

Note 20: Economic Dependence

We are economically dependent on our toll manufacturers.  We primarily use one toll manufacturer in the U.S. to produce the clinical grade REOLYSIN® required for our clinical trial program.  Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program.  We have used another toll manufacturer in the U.K. that has also produced clinical grade REOLYSIN® at a smaller scale.  We have attempted to mitigate this risk by producing sufficient REOLYSIN® in advance of patient enrollment in a particular clinical trial.

Note 21: BCY Lifesciences

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY LifeSciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company.  The Company received 200,000 of these 400,000 common shares on November 27, 2002.  These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus.  On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123).  After these transactions, the Company held a total of 2,394,445 BCY shares which were all subsequently sold for net cash proceeds of $591,725, recording a gain on sale of investment of $299,403.

Note 22: Accounts Receivable

	2010 $	2009 $
Government grant receivable	244,000	—
Other	40,988	64,787
	284,988	64,787

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

Note 23: Reconciliation of Canadian GAAP to U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP.  Significant differences between Canadian and U.S. GAAP are as follows:

		Years Ended December 31			Cumulative from inception on April 2, 1998 to
	Notes	2010 $	2009 $	2008 $	December 31, 2010 $
Net loss and comprehensive loss - Canadian GAAP	(2)	19,973,772	16,231,249	17,550,204	138,761,772
Change in fair value of warrant liability	(3)	4,841,949	(1,050,930)	—	3,791,019
Amortization of intellectual property	(1)	—	(180,750)	(361,500)	(3,615,000)
Future income tax recovery	(1)	—	—	—	1,115,000
Net loss and comprehensive loss – U.S. GAAP		24,815,721	14,999,569	17,188,704	140,052,791
Basic and diluted loss per common share – U.S. GAAP		(0.40)	(0.30)	(0.42)	—

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash provided by (used in) operating, financing and investing activities.

Balance sheet items in accordance with U.S. GAAP are as follows:

		December 31, 2010		December 31, 2009
	Notes	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Warrant liability	(3)	—	5,652,764	—	1,023,051
Future income taxes	(1)	—	—	—	—
Share capital	(3)	155,227,915	155,440,151	131,908,274	131,908,274
Warrants	(3)	6,066,128	3,992,147	4,511,441	2,437,460
Contributed surplus	(1)	19,399,489	16,899,489	13,734,743	11,234,743
Deficit	(1), (3)	138,761,772	140,052,791	118,788,000	115,237,070

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprised intangible assets related to research and development activities.  Under U.S. GAAP, this would not be capitalized on acquisition.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the consolidated statements of loss.  As a result, stock based compensation on the consolidated statement of loss would be reduced by $3,251,041 in 2010 (2009 – $424,273; 2008 – $64,039) and research and development and operating expenses would increase by$1,523,561 and $1,727,480, respectively (2009 – $211,263 and $213,010, respectively; 2008 – $64,039 and $nil, respectively).  Cumulative from inception stock based compensation would be reduced by $8,444,158 and cumulative from inception research and development and operating expenses would increase by $4,469,948 and $3,974,210, respectively.  There is no impact on the Company’s net loss.

3.	Treatment of Warrants with a Foreign Currency Exercise Price

Under U.S. GAAP, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with changes in fair value accounted for through the consolidated statement of loss.  The fair value of these warrants is determined using the Black Scholes Option Pricing Model.  As a result of this prescribed accounting treatment, for U.S. GAAP, we have reclassified the warrants issued in our November 2009 unit offering from equity to liabilities.

Additional Stock Based Payment Disclosure

As at December 31, 2010, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $11,012,545 and $10,836,365, respectively.  The total intrinsic value of the options exercised in 2010 was $35,769 (2009 – $519,245; 2008 – $nil).

A summary of our non-vested options as at December 31, 2010 and 2009 and the respective changes during the year ended are as follows:

	2010		2009
	Stock Options	Weighted Average Grant Date Fair Value $	Stock Options	Weighted Average Grant Date Fair Value $
Non-vested options, beginning of the year	61,167	0.92	138,700	1.14
Granted during the year	15,000	1.33	—	—
Vested during the year	(26,508)	2.55	(77,183)	1.32
Forfeited during the year	(825)	0.36	(350)	0.92
Non-vested options, end of the year	48,834	0.96	61,167	0.92

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
As at December 31, 2010, there was $nil (2009 – $2,206) of total unrecognized compensation costs related to non-vested stock options granted under our stock option plan.  The total fair value of shares vested during the years ended December 31, 2010, 2009, and 2008 was $28,874,  $101,617, and $93,572, respectively.

The Company issues shares from treasury to satisfy any exercise of stock options.

Additional Financial Instrument Disclosure

Financial Liabilities
Financial liabilities include the warrant liability which has been classified as held for trading and has been measured at the estimated fair value.  These warrants have not been listed on an exchange and therefore do not trade on an active market.  Changes in fair value are recorded as a gain or loss in the consolidated statement of loss.

Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Accounting for Uncertainty in Income Taxes

The tax years 2004 – 2009 remain open for audit examination by the respective Canadian taxing jurisdictions.

Note 24: Subsequent Event

In January 2011, we received proceeds of U.S.$6.4 million from the exercise of 1,823,100 warrants with an exercise of U.S.$3.50.

In February and March 2011, we received proceeds of $8.5 million from the exercise of 1,322,750 warrants with an exercise price of $6.15.