Form 20-F
period 2011-12-31
ONCOLYTICS BIOTECH INC
filed 2012-03-23
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2011
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 71,251,335 common shares as at December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
☐	☒	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                      Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

ONCOLYTICS BIOTECH INC.

FORM 20-F

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Oncolytics” refer to Oncolytics Biotech Inc.

Certain statements in this annual report on Form 20-F and the documents attached as exhibits to this annual report, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Oncolytics Biotech Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential products liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to our dependence on third party relationships for research and clinical trials;

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to our status as a foreign private issuer;

•	risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	risk related to possible “passive foreign investment company” status;

•	risks related to fluctuations in interest rates;

•	and risks related to our common shares.

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

	Canadian Dollars Per One U.S. Dollar
	2011	2010	2009	2008	2007
Average for the period	0.9893	1.0299	1.1420	1.0660	1.0748

For the Month of
	February 2012	January 2012	December 2011	November 2011	October 2011	September 2011
High for the period	1.0158	1.0034	0.9948	0.9945	1.0109	1.0271
Low for the period	0.9960	0.9713	0.9594	0.9504	0.9383	0.9540

Exchange rates are based on the Bank of Canada nominal noon exchange rates.   The nominal noon exchange rate on March 22, 2012 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.00.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Prior to January 1, 2011, we prepared our financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and to require publicly accountable enterprises to apply these standards effective for the years beginning on or after January 1, 2011. Accordingly, the 2011 financial statements are our first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The term “Canadian GAAP” as used in this 20F refers to Canadian GAAP before the adoption of IFRS.

The 2011 and 2010 consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions disclosed in Note 3 to our consolidated financial statements for the year ended December 31, 2011, we have also consistently applied the accounting policies used in preparation of our opening IFRS statement of financial position at January 1, 2010. Note 3 to our consolidated financial statements for the year ended December 31, 2011, discloses the impact of our transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

The selected financial data presented below for the two years ended December 31, 2011 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with IFRS. The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. For exchange rate data please see the section heading

“Currency and Exchange Rates” above.

	2011	2010
	$	$
Revenues	—	—
Net loss(1), (3), (4)	(29,044,701)	(24,659,061)
Net comprehensive loss	(29,005,542)	(24,815,721)
Basic and diluted loss per share(2)	(0.41)	(0.39)
Total assets(2)	36,024,617	44,432,442
Shareholders’ equity(2)	29,520,379	36,394,960
Cash dividends declared per share(5)	Nil	Nil
Weighted average number of common shares outstanding	70,911,526	62,475,403
Notes:

1)	Included in net loss and net loss per share is stock based compensation expense of $1,805,503 (2010 - $3,251,041).

2)	We issued 3,293,033 common shares for net cash proceeds of $14,824,658 in 2011 (2010 - 6,408,333 common shares for net cash proceeds of $27,288,132).

3)	Included in net loss and net loss per share is change in fair value of warrant liability gain of $36,000 in 2011 (2010 - change in fair value of warrant liability loss of $4,841,949).

4)	Included in net loss and net loss per share is a write down of asset available for sale of $735,681 (2010 - $nil).

5)	We have not declared or paid any dividends since incorporation.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Investment in shares of our Common Shares involves a degree of risk. These risks should be carefully considered before any investment decision is made. The following are some of the key risk factors generally associated with our business. However, the risks described below are not the only ones that we face. Additional risks not currently known to us, or that we currently deem immaterial, may also impair our business operations.

All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early stage human clinical trials, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs we conduct will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

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

•
Our clinical trials may produce negative or inconclusive results, and we may decide, or regulatory authorities may require us, to conduct additional clinical trials or we may abandon projects that we expect to be promising;

•
The number of subjects required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate;

•	We might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

•
Regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or our clinical protocols;

•	Regulators may refuse to accept or consider data from clinical trials for various reasons, including noncompliance with regulatory requirements or our clinical protocols;

•	The cost of our clinical trials may be greater than we anticipate; and

•	The supply or quality of our products or other materials necessary to conduct our clinical trials may be insufficient or inadequate.

Additionally, subject enrollment, which is a significant factor in the timing of clinical trials, is affected by a variety of factors, including the following:

•	The size and nature of the subject population;

•	The proximity of subjects to clinical sites;

•	The eligibility criteria for the trial;

•	The design of the clinical trial;

•	Competing clinical trials; and

•
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

We are subject to regulation by governments in many jurisdictions.  If we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, in such jurisdiction, our existing and future operations may be curtailed, and we could be subject to liability.

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

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2011, we had an accumulated deficit of $171.4 million and we incurred net losses of $29.0 million and $24.7 million, for the years ended December 31, 2011 and 2010, respectively. We anticipate that we will continue to incur significant losses during 2012 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
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

As of December 31, 2011, we had cash and cash equivalents (including short-term investments) of $34.9 million and working capital of approximately $29.1 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

Barbados law differs from the laws in effect in Canada and the United States and may afford less protection to holders of our securities.

Certain of our assets and intellectual property are held by our wholly-owned subsidiary, Oncolytics Barbados, which is organized under the laws of Barbados. It may not be possible to enforce court judgments obtained in Canada or the United States against Oncolytics Barbados in Barbados based on the civil liabilities provisions of applicable securities laws. In addition, there is some doubt as to whether the courts of Barbados would recognize or enforce judgments of courts in Canada or the United States obtained against us or our directors or officers based on the civil liabilities provisions of Canadian and United States securities laws or hear actions against us or those persons based on such laws.

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

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar, the Euro and the British pound (“GBP”).  We are therefore exposed to foreign currency rate fluctuations.  Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principal. As interest rates change the amount of interest income we earn will be directly impacted.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and equivalent Canadian legislation.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) and equivalent Canadian legislation. SOX requires an annual assessment by management of the effectiveness of the Company’s internal controls over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the common shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal controls over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting.

Because the Company is a Canadian Company and the majority of its directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a Canadian company, with its principal place of business in Canada. A majority of the Company’s directors and officers are residents of Canada and a significant portion of the Company’s assets and the assets of a majority of the Company’s directors and officers are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to its annual meeting of shareholders. The submission of proxy and annual meeting of  shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

The Company is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2011, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for subsequent taxable years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  For each taxable year that the Company qualifies as a PFIC, the Company will make available to each U.S. Holder that has made a QEF Election, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes clinical trials which we sponsor directly along with Third Party Clinical Trials. Third Party Clinical Trials are clinical trials that are being sponsored by other institutions. As of the end of 2011, the U.S. National Cancer Institute (“NCI”), the University of Leeds and the Cancer Therapy & Research Center at the University of Texas Health Center in San Antonio (“CTRC”) were sponsoring part of our clinical trial program.  Our clinical trial program has included human trials using

REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Clinical Trial Chart

The following chart shows our clinical trials along with the status for each as at December 31, 2011:

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
Pending (NCI Trial)	Intravenous Administration of REOLYSIN	Phase I Relapsed Multiple Myeloma	United States	US Announced
OSU-10045 (NCI Trial)	REOLYSIN® in Combination with Paclitaxel and Carboplatin	Phase II Metastatic Pancreatic Cancer	United States	US Ongoing
COG-ADVL1014 (NCI / COG Trial)	Intravenous Administration of REOLYSIN® in Combination with Cyclophosphamide	Phase I Pediatric Patients with Relapsed or Refractory Solid Tumors	United States	US Ongoing
GOG-0186H (NCI / GOG Trial)	Intravenous Administration of REOLYSIN in Combination with Paclitaxel for Patients with Persistent or Recurrent Ovarian Cancer	Phase II ovarian cancer	United States	US Ongoing
REO 022	Intravenous administration in combination with FOLFIRI	Phase I colorectal cancer	United States	Ongoing
REO 021	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II squamous cell carcinoma lung cancer	United States	Ongoing
REO 020	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II metastatic melanoma	United States	Ongoing
REO 018	Intravenous administration in combination with paclitaxel and carboplatin	Phase III squamous cell carcinoma of the head and neck	12 countries including the United States, U.K., and Canada.	Ongoing
REO 017	Intravenous administration in combination with gemcitabine (sponsored by the CTRC)	Phase II advanced pancreatic cancer	United States	Ongoing
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Ongoing
REO 015	Intravenous administration in combination with paclitaxel and carboplatin	Phase II head and neck	United States	Ongoing
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Complete
REO 013	Intravenous administration monotherapy (sponsored by University of Leeds)	Translational metastatic colorectal	United Kingdom	Ongoing
NCI Trial	Intravenous administration monotherapy (NCI)	Phase II melanoma	United States	Ongoing
NCI Trial	Intravenous and intraperitoneal administration monotherapy (NCI)	Phase I/II ovarian	United States	Ongoing
REO 012	Intravenous administration in combination with cyclophosphamide	Phase I/II pancreatic, lung, ovarian	United Kingdom	Ongoing
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	Phase I/II melanoma, lung, ovarian	United Kingdom	Complete
REO 010	Intravenous administration in combination with docetaxel	Phase I/II bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Complete
REO 009	Intravenous administration in combination with gemcitabine	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Complete

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Complete
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 005	Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 319 issued patents including 45 issued U.S. patents.  We also have numerous patent applications filed in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Market and Competition

According to estimates for 2011 from the American Cancer Society, 1.60 million Americans are expected to be diagnosed with cancer in the year, and 571,950 Americans are forecast to die of cancer.  In the United States cancer accounts for 25% of all deaths, second only to heart disease.  In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3.

The costs of this disease state are also significant.  In the United States, the National Institute of Health estimated the 2010 cost for cancer treatment were $263.8 billion.  Of this figure, $102.8 billion can be attributed to direct patient costs.

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

On December 31, 2011, we had two wholly-owned subsidiaries; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company, and Valens Pharma Ltd.  As well, Oncolytics Biotech (US) Inc., a Delaware corporation and Oncolytics Biotech (U.K.)are wholly owned subsidiaries of OBB.

D.      Property, Plants and Equipment

We currently lease our head office in Calgary, Alberta, Canada.  We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2012 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

With respect to the forward-looking statements made within our MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

A.	Operation Results

Please see our 2011 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herrein by reference.

B.	Liquidity and Capital Resources

Please see our 2011 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herrein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in Item 4.  Information on the Company B. Business Overview for information on the Company’s research and development policies.  Our research and development expenses were $23,386,685, and $13,882,565 for 2011 and 2010, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.  In 2011, our level of expenditures increased due to the continued start up efforts and patient enrollment in our global randomized Phase III head and neck clinical trial. Our expenditures in 2010 increased, as expected, as we commenced the start up activities and enrollment in our Phase III study and expanded our clinical program.  We expect 2012 expenditures to continue to increase as we focus on completing enrollment in our Phase III head and neck trial, support our other clinical trials, and incur manufacturing costs to supply this clinical program.  As well, we expect to incur additional costs associated with the validation and commercial scale up of our manufacturing process.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2011, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2011:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	413,035	88,792	186,220	138,023	—
Purchase obligations	3,933,730	3,933,730	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	4,496,765	4,022,522	186,220	138,023	150,000
Note:

(1)
Our Alberta Heritage Foundation obligation requires repayments equal to the lesser of 5% of gross sales generated by the Company or $15,000 per annum (see notes of our audited 2011 consolidated financial statements).

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

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Bradley G. Thompson Ph.D Calgary, Alberta	Chief Executive Officer and Chairman of the Board	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	April 21, 1999
Douglas A. Ball C.A. Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Company since May 2000.	N/A

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
William A. Cochrane, OC, M.D.(3)Calgary, Alberta	Director
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
October 31, 2002
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer and Director	Chief Operating Officer of the Corporation since December 2008. Since April 1999 to December 2008, Dr. Coffey held other senior management positions with the Company and is a co-founder of Oncolytics.	May 11, 2011
George M. Gill, M.D. Arlington, VA	Senior Vice President, Clinical and Regulatory Affairs
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
N/A
Robert B. Schultz, F.C.A. (1), (4)Toronto, Ontario	Lead Director
Former Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) from 2001 to 2007.  Mr. Schultz has held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.
June 30, 2000
Fred A. Stewart, Q.C.(1) Calgary, Alberta	Director
Former practising lawyer in Calgary; President of Fred Stewart & Associates Inc., consultant in commercialization of technology. Mr Stewart has served in a number of positions of corporate  governance, in both private and public organizations
August 27, 1999

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
J. Mark Lievonen, F.C.A.(1), (3) Markham, Ontario	Director
President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998.  Mr. Lievonen serves on a number of industry and not-for-profit boards including Rx&D, BIOTECanada, the Ontario Institute for Cancer Research and York University, and is a past Chair of BIOTECanada and the Ontario Genomics Institute.
April 5, 2004
Jim Dinning(2) Calgary, Alberta	Director
Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004. Mr. Dinning is the Chair of Export Development Canada and Canada West Foundation and serves as a director of other public and private companies. He is the Chancellor of the University of Calgary.
March 24, 2004
Ger van Amersfoort,(2)Oakville, Ont	Director	President and Chief Executive Officer of Novartis Canada, a pharmaceutical company, until his retirement in 2001.	June 15, 2006
Ed Levy, Ph.D, (2), (3) Lund, BC	Director	Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002.	May 17, 2006
Mary Ann Dillahunty, JD, MBA Half Moon Bay, CA	Vice President, Intellectual Property
Ms. Dillahunty has been our VP-Intellectual Property since 2007.  Prior to joining Oncolytics, Ms. Dillahunty was a principal in the law firm of Fish & Richardson, a leading intellectual property firm in the U.S.
N/A

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Gerard T. Kennealey, MD Wilmington, DE	Senior Vice President, Clinical Development & Chief Medical Officer
Dr. Kennealey worked as a practicing medical oncologist for ten years before moving into the life sciences industry where he worked for eighteen years in varying capacities for AstraZeneca, including Vice President, US Medical Affairs; Vice President, Oncology Clinical Research; and Global Product Director for Faslodex®. Dr. Kennealey subsequently held an array of progressively senior positions with other companies in the life sciences industry, including Eximias Pharmaceuticals, MGI Pharma, and Cephalon Inc. Most recently, Dr. Kennealey was Vice President of Scientific Affairs at Cephalon Inc. Dr. Kennealey holds a BS in Biology from Boston College, an MA in History from the University of Delaware as well as an MD from the Yale University School of Medicine.
N/A
Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.

3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

4)	As Lead Director, Mr. Schultz is an ex-officio member of the Compensation and Nominating Committees.

As at March 23, 2012, the directors and senior officers as a group beneficially owned, directly or indirectly, 1,138,851 of our common shares, representing 1.49% of the issued and outstanding common shares.

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

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2011 to each director.

Name	Fees & Retainers Earned ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Dr. W. Cochrane	39,000	N/A	46,200	None	N/A	None	85,200
Mr. J. Dinning	43,750	N/A	53,900	None	N/A	None	97,650
Dr. E. Levy	42,500	N/A	46,200	None	N/A	None	88,700
Mr. M. Lievonen	48,500	N/A	53,900	None	N/A	None	102,400
Mr. R. Schultz	64,500	N/A	124,540	None	N/A	None	189,040
Mr. F. Stewart	57,500	N/A	101,440	None	N/A	None	158,940
Mr. G. van Amersfoort	37,250	N/A	46,200	None	N/A	None	83,450

Note:

(1)
Option based awards include grants from July and December 2011.  The options granted on December 14, 2011 have an estimated grant date fair value of $1.54 per option using the following respective grant date assumptions: expected life of option, 3 years; volatility 58.13%; risk free interest rate 1.14%; dividend yield 0%. The options granted on July 27, 2011 have an estimated grant date fair value of $1.84 per option using the following respective grant date assumptions: expected life of option, 3 years; volatility 53.25%; risk free interest rate 2.15%; dividend yield 0%.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2011.

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards (3) $	Bonus	Non-equity incentive plan compensation $	Pension value $	All other compensation ($)(1)	Total compensation ($)

Dr. Bradley G.	2011	489,500	N/A	403,080	200,000	N/A	N/A	62,834	1,155,414
Thompson	2010	444,996	N/A	709,500	150,163	N/A	N/A	50,712	1,355,371
Chief Executive Officer	2009	444,996	N/A	59,500	106,800	N/A	N/A	40,200	651,496

Douglas A. Ball	2011	283,800	N/A	219,620	57,500	N/A	N/A	45,864	606,784
Chief Financial	2010	257,567	N/A	643,500	46,362	N/A	N/A	36,649	984,078
Officer	2009	257,567	N/A	35,700	46,000	N/A	N/A	34,654	373,921

Dr. Matt C.	2011	330,139	N/A	225,980	100,000	N/A	N/A	49,686	705,805
Coffey	2010	326,224	N/A	379,500	88,080	N/A	N/A	42,913	836,717
Chief Operating Officer	2009	326,224	N/A	35,700	46,000	N/A	N/A	38,520	446,444

Dr. Karl	2011	163,782	N/A	—	—	N/A	N/A	408,318	572,100
Mettinger(2), (4)	2010	316,551	N/A	132,000	30,076	N/A	N/A	38,686	517,313
Chief Medical Officer	2009	333,101	N/A	35,700	38,000	N/A	N/A	40,709	447,510

Mary Ann	2011	159,012	N/A	69,300	40,680	N/A	N/A	19,496	288,488
Dillahunty(2)	2010	153,665	N/A	82,500	19,467	N/A	N/A	19,066	274,698
VP Intellectual Property	2009	161,700	N/A	17,850	24,720	N/A	N/A	20,063	224,333
Dr. George Gill(2)	2011	305,100	N/A	53,900	30,510	N/A	N/A	25,171	414,681
Senior Vice President,	2010	100,349	N/A	82,500	32,378	N/A	N/A	—	215,227
Clinical and Regulatory Affairs	2009	114,364	N/A	17,850	13,323	N/A	N/A	—	145,537

Dr. Gerard T.	2011	52,111	N/A	431,000	—	N/A	N/A	4,299	487,410
Kennealey(2), (5)	2010	—	N/A	—	—	N/A	N/A	—	—
Senior Vice President, Clinical Development & Chief Medical Officer	2009	—	N/A	—	—	N/A	N/A	—	—

Notes:

(1)	The dollar amounts set forth under this column are related to contributions to the officer's respective retirement savings plan and amounts provided for health care benefits by the Company.

(2)
U.S. Employees are paid salaries, bonuses and other compensation in U.S. Dollars.  These amounts have been converted to the Canadian dollar using the year end exchange rate of U.S.$1.00 = $1.017 in 2011.

(3)	The value of option based awards are based on the grant date assumptions as disclosed in note 10 "Share Based Payments" in our 2011 audited consolidated financial statements.

(4)	Included in "All Other Compensation" is a severance payment of US$394,198. Effective June 30, 2011, Dr. Mettinger was no longer employed by the Company.

(5)	Dr. Kinnealey commenced employment in November 2011.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary

Dr. Bradley G. Thompson	2012	506,143
Chief Executive Officer

Douglas A. Ball	2012	293,449
Chief Financial Officer

Dr. Matt C. Coffey	2012	341,363
Chief Operating Officer

Mary Ann Dillahunty (1)	2012	161,670
VP Intellectual Property

Dr. George Gill, MD (1)	2012	310,200
Senior Vice President, Clinical and
Regulatory Affairs

Gerard T. Kennealey, MD (1)	2012	365,000
Senior Vice President, Clinical Development & Chief Medical Officer
Note 1: U.S. Employees are paid in U.S. Dollars and are presented in U.S. dollars.

Further, each Executive Officer is entitled to additional benefits and performance-based bonuses.  As well, the Employment Agreements provide that each Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Company.  Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

There are no long term incentive, benefit or actuarial plans in place. The Company does not currently have a stock appreciation rights plan.

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2012 without cause or due to a change of control of the Company.

	Termination without Cause (1)	Change of Control (2)
Name	Severance ($)	Severance ($)

Dr. Bradley G. Thompson Chief Executive Officer	1,141,740	3,425,220

Douglas A. Ball, C.A. Chief Financial Officer	340,629	681,258

Dr. Matt C. Coffey Chief Operating Officer	392,495	784,990

Mary Ann Dillahunty, J.D. M.B.A., VP Intellectual Property(2)	180,840	361,680

Dr. George Gill, MD	—	—
Senior Vice President, Clinical and
Regulatory Affairs

Gerard T. Kennealey, MD(3)	395,113	790,226
Senior Vice President, Clinical Development & Chief Medical Officer

Notes:

(1)
As at December 31, 2011, all options granted to Officers had fully vested. As a result, all Officers shall be entitled to exercise all or any part of their Options, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated.

(2)
On a change of control of the Company, the Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated.

(3)	If employment is terminated within the first year of employment, these payments would be reduced by 50%.

C.	Board Practices

Our directors are elected by the shareholders at each Annual General Meeting (or Annual Special Meeting) and typically hold office until the next meeting, at which time they may be re-elected or replaced.  Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting (or Annual Special Meeting), at which time they may be re-elected or replaced.  The officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Bradley G. Thompson Ph.D Calgary, Alberta	President, Chief Executive Officer and Chairman of the Board	April 21, 1999	Date of 2012 Annual General Meeting of the Shareholders
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer	May 11, 2011	Date of 2012 Annual General Meeting of the Shareholders
William A. Cochrane, OC, M.D.(3) Calgary, Alberta	Director	October 31, 2002	Date of 2012 Annual General Meeting of the Shareholders
Robert B. Schultz, F.C.A. (1), (4) Toronto, Ontario	Lead Director	June 30, 2000	Date of 2012 Annual General Meeting of the Shareholders
Fred A. Stewart, Q.C.(1) Calgary, Alberta	Director	August 27, 1999	Date of 2012 Annual General Meeting of the Shareholders
J. Mark Lievonen, F.C.A.(1),(3) Markham, Ontario	Director	April 5, 2004	Date of 2012 Annual General Meeting of the Shareholders
Jim Dinning(2) Calgary, Alberta	Director	March 24, 2004	Date of 2012 Annual General Meeting of the Shareholders
Ger van Amersfoort,(2) Oakville, Ont	Director	June 15, 2006	Date of 2012 Annual General Meeting of the Shareholders
Ed Levy, Ph.D, (2), (3) Lund, BC	Director	May 17, 2006	Date of 2012 Annual General Meeting of the Shareholders
Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.

3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

4)	As Lead Director, Mr. Schultz is an “ex officio” member of the Corporate Governance and Compensation Committees.

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

Compensation of Directors

Each director who is not a salaried employee of the Company was entitled to a fee of $1,750 per Board and committee meeting attended.  An annual retainer fee of $25,000 was paid for service during 2011 and the lead director, Mr. Schultz was entitled to an additional annual $15,000 retainer.  Mr. Stewart, the chair of the audit committee, received an additional retainer of $12,000.  Mr. Dinning, as chair of the compensation committee, received an additional retainer of $6,000. Mr. Lievonen, as chair of the corporate governance and nominating committee, received an additional retainer of $6,000. We also grant to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  In the aggregate, a total of $333,000 in directors’ fees was paid to the Board of Directors during the fiscal year ended December 31, 2011.    During the fiscal year ended December 31, 2011, there were 303,000 options granted to these directors in accordance with the Compensation Committee recommendation.

Compensation Committee

The Company has formed a compensation committee (the “Compensation Committee”) consisting of three outside directors: Mr. Dinning, Mr. van Amersfoort and Dr. Levy, none of whom are nor have been employees or officers of the Corporation or any of its affiliates.  Mr. Dinning is presently the Chair of the Compensation Committee.  Mr. Schultz, lead director, serves as an ex officio member of the Compensation Committee.

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

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase has been extremely challenging, and was exacerbated by the deterioration of the capital markets late in 2008 and 2009.  Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations.  In the past, the Compensation Committee has engaged Lane Caputo Compensation Inc., executive compensation specialists (the ‘Specialist”), to assist in benchmarking its compensation practices, and provide recommendations to the committee with respect to compensation for directors and officers.

For 2011, the following guidelines were employed by the Board in granting bonuses and stock option grants to the Corporation’s executive and senior officers. For 2012, similar guidelines are expected to be applied.

The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 40% of his base salary, the Chief Operating Officer is eligible for a cash bonus of up to 30% of his base salary and the other senior officers are eligible for a cash bonus of up to 20% of their base salary. In addition, when available, the Chief Executive Officer of the Corporation is eligible for an option grant of up to 15% of base salary with such numbers of options calculated using the estimated grant date fair value, and the other officers are eligible for an option grant of up to 10% of salary based upon a similar calculation.  The actual bonus provided and the number of options granted hereunder is based upon the overall performance of the Corporation as assessed by the committee and approved by the Board. In the event that the Corporation is operating in a challenging environment (as in 2008), these guidelines could result in the Board reducing the bonus awards and grants of stock options and in some circumstances result in no bonuses or stock options being granted to executive and senior officers. However, the guidelines referenced above can also be exceeded at the discretion of the Board. Upon completion of their review, the Compensation Committee then provided their specific recommendations to the Board with respect to compensation paid to the Corporation’s executive and senior officers.

Compensation Committee Mandate

This Mandate was reviewed, amended and approved by the Company’s board of directors on March 14, 2012.

1.	Policy Statement

It is the policy of Oncolytics Biotech Inc. (the "Corporation") to establish and maintain a Compensation Committee (the "Committee"), composed entirely of independent directors, to assist the Board of Directors of the Corporation (the "Board") in carrying out its responsibility for the Corporation's human resources and compensation policies and processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board, including administrative support. If determined necessary by the Committee, it will have the discretion to investigate and conduct reviews of any human resource or compensation matter including the standing authority to retain experts and, with approval of the Board, special counsel.

2.	Composition of Committee

(a)
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

(b)	The Chair of the Committee shall be responsible for the leadership of the Committee, including preparing or approving the agenda, presiding over the meetings, and making committee assignments.

(c)
Each director appointed to the Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who meets the requirements of NASDAQ Rule 5605 and National Instrument 58-101 who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

(d)	Each member shall be appointed by the Board annually at the next scheduled meeting of the Board following the AGM.

(e)	The Lead Director shall be an ex officio member of the committee.

3.	Meetings of the Committee

(a)
The Committee shall convene a minimum of once per year at such time and place as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, or the Chief Executive Officer of the Corporation (the "CEO").

(b)
Notice of each meeting of the Committee shall be given to each member of the Committee and the CEO, who shall each be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

(c)	Notice of a meeting of the Committee shall:

(i)	be in writing, including by electronic communication facilities;

(ii)	state the nature of the business to be transacted at the meeting in reasonable detail;

(iii)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(iv)	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

(d)	A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee.

(e)
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

(g)	Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the Secretary of the meeting.

4.	Duties and Responsibilities of the Committee

(a)
The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

(b)	The Committee's primary duties and responsibilities are to review and make recommendations to the Board in respect of:

(i)
human resource policies, practices and structures (to monitor consistency with the Corporation's goals and near and long-term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential);

(ii)	compensation policies and guidelines;

(iii)	management incentive and perquisite plans and any non-standard remuneration plans;

(iv)	senior management, executive and officer appointments and their compensation;

(v)	management succession plans, management training and development plans, termination policies and termination arrangements; and

(vi)	Board compensation matters.

(c)	In carrying out its duties and responsibilities, the Committee shall:

(i)
annually assess and make a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package of the CEO, all other officers of the Corporation and such other key employees of the Corporation or any subsidiary of the Corporation as may be identified by the CEO and approved by the Committee (collectively, the "Designated Employees");

(ii)
annually review the performance goals and criteria for the CEO and evaluate the performance of the CEO against such goals and criteria and recommend to the Board the amount of regular and incentive compensation to be paid to the CEO;

(iii)
annually, review and make a recommendation to the Board regarding the CEO's performance evaluation of Designated Employees and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;

(iv)
review and make a recommendation to the Board regarding any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

(v)	periodically, review the compensation philosophy statement of the Corporation and make recommendations for change to the Board as considered necessary;

(vi)
from time to time, review and make recommendations to the Board in respect of the design, benefit provisions, investment options and text of applicable pension, retirement and savings plans or related matters;

(vii)	annually, in conjunction with the Corporation's general and administrative budget, review and make recommendations to the Board regarding compensation guidelines for the forthcoming budget period;

(viii)
when requested by the CEO, review and make recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approve awards to eligible participants;

(ix)
review and make recommendations to the Board regarding incentive stock option plans or any other long term incentive plans and to the extent delegated by the Board, approve grants to participants and the magnitude and terms of their participation;

(x)	as required, fulfill the obligations assigned to the Committee pursuant to any other employee benefit plans approved by the Board;

(xi)
annually, prepare or review the report on executive compensation required to be disclosed in the Corporation's information circular or any other human resource or compensation matter required to be publicly disclosed by the Corporation;

(xii)	periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board of Directors;

(xiii)	as required, retain independent advice in respect of human resources and compensation matters and, if deemed necessary by the Committee, meet separately with such advisors;

(xiv)
review and consider the implications of the risks associated with the company's compensation policies and practices, specifically, situations that could potentially encourage an insider to expose the company to inappropriate or excessive risks; and

(xv)	assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

(d)
In addition to the foregoing, the Committee shall undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively.

5.	Date of Mandate

This Mandate was last reviewed, amended and approved by the Board on March 14, 2012
Audit Committee

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

This Mandate was reviewed and approved by the Company’s board of directors on March 14, 2012.

1.	Policy Statement
It is the policy of Oncolytics Biotech Inc. (the "Corporation") to establish and maintain an Audit Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

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

(b)	The Chair of the Committee shall be responsible for leadership of the Committee, including preparing or approving the agenda, presiding over the meetings, and making committee assignments.

(c)
Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated and independent. An outside, unrelated and independent director is a director who meets the requirements of NASDAQ Rule 5605(a)(2) and National Instrument 52-110. A director appointed to the audit committee shall also meet the requirements of NASDAQ Rule 5605(c)(2) and Rule 10A-3(b)(1) of the United States Securities Exchange Act of 1934, as amended. Such director shall be independent of management and free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the abovementioned rules and any applicable revisions thereto, and any additional relevant and then current legislation, rules, policies and instruments of applicable regulatory authorities.

(d)
Each member of the Audit Committee shall be financially literate. In order to be financially literate, a director must be, at a minimum, able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. At least one member shall have accounting or related financial management expertise, meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles and shall be a “financial expert” as defined in Item 407 of Regulation S-K promulgated by the U.S. Securities and Exchange

Commission and “financially sophisticated” as defined in NASDAQ Rule 5605(c)(2).

(e)
. In determining whether a member of the Audit Committee is financially literate or has accounting or related financial expertise, reference shall be made to the then current legislation, rules, policies and instruments of applicable regulatory authorities, which for further clarification, shall include but not be limited to the definition of A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

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

(h)	Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

4.	Duties and Responsibilities of the Committee

(a)	The Audit Committee's primary duties and responsibilities are to:

(i)	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(ii)	monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(iii)
monitor the independence and performance of the Corporation's external auditors. This will include receipt, review and evaluation, at least annually, of a formal written statement from the independent auditors confirming their independence, and qualifications, including their compliance with the requirements of the relevant oversight boards and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may impact objectivity and independence of the auditors and take, or recommend that the full board take, appropriate action to oversee the independence of the external auditors;

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

(viii)	pre-approve any related party transactions to be entered into by the Company, and ensure appropriate disclosure thereof;

(ix)	ensure financial disclosure incorporates inclusion of any material correcting adjustments required by the external auditors; and

(x)	require and ensure that the external auditors are directly responsible to the Audit Committee, to whom they report.

(b)	The Audit Committee shall have the authority to:

(i)	inspect any and all of the books and records of the Corporation and its affiliates;

(ii)
discuss with the management of the Corporation and its affiliates, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(iii)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(iv)	communicate directly with the external auditors; and

(v)
to set and pay the compensation for (i) any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Corporation, (ii) any advisors employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee.

(c)
The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

(d)	The Audit Committee shall:

(i)	review the audit plan with the Corporation's external auditors and with management;

(ii)
review with the independent auditors the matters required to be discussed relating to the conduct of the audit, including (a) the proposed scope of their examination, with emphasis on accounting and financial areas where the Committee, the independent auditors or management believes special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for management; (c) their evaluation of the adequacy and effectiveness of the Company's internal controls over financial reporting; (d) significant areas of disagreement, if any, with management; (e) co-operation received from management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting the Company; and (g) review any proposed changes in major accounting policies or principles proposed or contemplated by the independent auditors or management, the presentation and impact of material risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

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

(vii)
consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(viii)
review with financial management and the external auditors the quarterly unaudited financial statements, management discussion and analysis, letter to shareholders and press release (all to be considered the “Quarterly Financial Reports”) and recommend the Quarterly Financial Reports to the Board for approval by the Board before release to the public;

(ix)
before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, financial statements, including the notes thereto, annual reports, annual information forms, management discussion and analysis and press releases; and

(x)	oversee, any of the financial affairs of the Corporation or its affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

(e)	The Audit Committee shall:

(i)
evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted and monitor the audit partners' rotation as required by law.;

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

(g)	The Audit Committee shall periodically review with management the need for an internal audit function.

(h)	The Audit Committee shall review the Corporation's accounting and reporting of costs, liabilities and contingencies.

(i)	The Audit Committee shall establish and maintain procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation or concerns regarding questionable accounting or auditing matters.

(j)	The Audit Committee shall review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors.

(k)
The Audit Committee shall review with the Corporation's legal counsel, on no less than an annual basis, any legal matter that could have a material impact on the Corporation's financial statements, and any enquiries received from regulators, or government agencies.

(l)
The Audit Committee shall review with management and the Corporation's external auditors, on no less than an annual basis, any taxation matters that could have a material impact on the Corporation's financial statements.

(m)	The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

5.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 14, 2012

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2011	2010	2009
Research and development	17	13	9
Operating	8	4	5
Total	25	17	14

Geographic location	2011	2010	2009
Canada	18	15	12
United States of America	5	2	2
Other	2	—	—
Total	25	17	14

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 23, 2012.

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (3)
Officers
Bradley Thompson	662,900	**	50,000	2.70	May 16, 2012
			59,000	3.33	August 5, 2013
			80,000	4.50	December 11, 2013
			30,000	8.10	May 28, 2014
			350,000	5.00	December 9, 2014
			149,160	2.22	December 12, 2017
			50,000	3.06	December 8, 2019
			215,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			240,000	3.89	December 14, 2021
			1,241,160			2.26%
Matthew Coffey	288,550	**	37,500	2.70	May 16, 2012
			10,000	2.00	December 13, 2012
			53,500	3.33	August 5, 2013
			40,000	4.50	December 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	December 9, 2014
			33,333	2.22	December 12, 2017
			30,000	3.06	December 8, 2019
			115,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			125,000	3.89	December 14, 2021
			662,333			1.13%
Douglas Ball	8,000	**	37,500	2.70	May 16, 2012
			10,000	2.00	December 13, 2012
			37,000	3.33	August 5, 2013
			40,000	4.50	December 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	December 9, 2014
			33,333	2.22	December 12, 2017
			30,000	3.06	December 8, 2019
			250,000	3.13	July 28, 2020
			95,000	6.72	December 14, 2020
			27,000	4.31	July 27, 2021
			110,000	3.89	December 14, 2021
			869,833			1.04%
Mary Ann Dillahunty	2,201	**	100,000	3.28	February 1, 2017

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (3)
			16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			45,000	3.89	December 14, 2021
			201,667			**
George Gill	—	**	87,000	1.85	October 10, 2012
			17,000	3.33	August 5, 2013
			40,000	4.50	December 11, 2013
			7,500	8.10	May 28, 2014
			12,500	5.00	December 9, 2014
			16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			255,667			**
Gerard Kennealey	500	**	200,000	4.68	November 10, 2021	**
			200,000

Directors
Robert Schultz	10,000	**	7,500	2.70	May 16, 2012
			10,000	2.00	December 13, 2012
			34,000	3.33	August 5, 2013
			10,000	4.50	December 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			50,000	3.13	July 28, 2020
			60,000	6.72	December 14, 2020
			9,000	4.31	July 27, 2021
			70,000	3.89	December 31, 2021
			323,000			**
Fred Stewart	63,500	**	21,000	3.33	August 5, 2013
			10,000	4.50	December 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			45,000	6.72	December 14, 2020
			9,000	4.31	July 27, 2021
			55,000	3.89	December 14, 2021
			212,500			**

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (3)
Jim Dinning	20,000	**	50,000	6.90	March 29, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			187,500			**
Mark Lievonen	3,000	**	50,000	9.38	April 5, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			187,500			**
William Cochrane	54,700	**	4,000	3.33	August 5, 2013
			10,000	4.50	December 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			146,500			**
Ed Levy	15,300	**	50,000	4.10	May 16, 2016
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			155,000			**
Ger van Amersfoort	10,200	**	50,000	3.60	June 15, 2016
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			155,000			**
TOTAL:	1,138,851		4,797,660

** Less than 1% ownership

Notes:

1)	Based on 71,251,335 common shares issued and outstanding on December 31, 2011.

2)	Options exercisable to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted share outstanding of 84,398,717.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, at March 23, 2012, we have the following shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights attached to all our outstanding common shares:

Name of Shareholder	Total Number of Common Shares Held	Percentage of Outstanding %
Acuity Investment Management Inc. (1)	11,943,750	16.77
Note:
1) Based on the Schedule 13G/A filed by Acuity Investment Management Inc. dated April 29, 2011.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

There are no differences between the voting rights of Acuity Investment Management Inc. and all other common shareholders.

Shares Held in the United States

The following table indicates, as of March 22, 2012, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of U.S. Holders of Record	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
199	76,424,251	56	6,198,746	8.11%

Change of Control

As of March 23, 2012, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).  Since the beginning of the fiscal year ended December 31, 2011 up to March 23, 2012, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX and on the NASDAQ Capital Market under the symbol "ONC" and “ONCY”, respectively. The last reported sales price of our common shares on March 22, 2012 on the TSX was Cdn$ and on the NASDAQ Capital Market was US$.  The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated.

	Common Shares
	NASDAQ		TSX
	High	Low	High	Low
2007	2.90	1.46	3.40	1.50
2008	2.31	1.06	2.50	1.23
2009	3.80	1.14	4.10	1.41
2010	7.00	2.15	6.95	2.05
2011	6.70	3.35	6.65	3.42

2010
Quarter 1	3.63	2.05	3.70	3.57
Quarter 2	3.25	2.44	3.40	2.68
Quarter 3	4.98	2.40	5.09	2.53
Quarter 4	6.95	4.27	7.00	4.36

2011
Quarter 1	6.70	5.65	6.65	5.60
Quarter 2	6.38	5.20	6.24	5.12
Quarter 3	5.49	3.40	5.50	3.42
Quarter 4	4.85	3.35	4.85	3.51
September	4.52	3.48	4.60	3.56
October	4.85	3.35	4.79	3.51
November	4.80	3.97	4.85	4.14
December	4.22	3.45	4.28	3.52

2012
January	4.82	3.55	4.63	4.05
February	5.58	4.94	5.59	4.94
March (1 – 22)	5.07	4.12	5.02	4.06

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS [To be reviewed by Dorsey]

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

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income (the “income test”) or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2011, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under "Passive Foreign Investment Company Rules."

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.
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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Risk

We operate primarily in Canada, the U.S., the U.K. and Europe.  Therefore, we are exposed to foreign currency risk associated with our expenses outside of Canada.  We do not use financial derivative instruments to manage this market risk.

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

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.	Modification of Instruments Defining Rights of Security Holders

None

B.	Modification or Issuance of Other Class of Securities

None

C.	Withdrawal or Substitution of Security

None

D.	Change of Trustee or Paying Agent

None

E.	Use of Proceeds

There has been no change to the information provided in our first annual report on Form 20-F.

ITEM 15.  CONTROLS AND PROCEDURES

A.	Evaluation of Disclosures and Procedures

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

B.	Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting was effective based on those criteria.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2011.  In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2011.   Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

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

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the Audit Committee members, Fred Stewart, Robert Schultz and Mark Lievonen,

is a financial expert and each is independent pursuant to pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2011, 2010 and 2009, Ernst & Young LLP received the following fees:

	2011	2010	2009
Item	$	$	$
Audit fees	181,709	190,448	177,396
Audit-related fees (1),(3)	107,085	65,994	107,654
Tax fees (2)	32,147	26,041	21,626
All other fees (4)	—	23,675	2,098

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.

2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.

3)	Includes fees associated with matters relating to the provision of a consent letter for various filings.

4)	Includes fees associated with the adoption of International Financial Reporting Standards and the expansion of our corporate structure.

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

The Company did not repurchase any common shares in the fiscal year ended December 31, 2011.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-25.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1*	Articles of Incorporation
1.2*	By-laws

Material Contracts
4.1**	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2***	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3***	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4***	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5***	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6***	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7***	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8***	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9****	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10****	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11****	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12****	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13****	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14****	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15****	Executive Employment Agreement, dated January 26, 2009, between the Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16****	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17*****	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.18	Employment Agreement, dated January 1, 2011 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.19	Executive Employment Agreement, dated November 10, 2011 between the Company and its Senior Vice President of Clinical Development and Chief Medical Officer, Gerard T. Kennealey.

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2011
15.2	Consent of Ernst & Young LLP

(*)  Previously filed with the SEC on Form 20-F dated June 14, 2002
(**) Previously filed with the SEC on Form 20-F dated June 27, 2003
(***)  Previously filed with the SEC on Form 20-F dated March 23, 2008
(****) Previously filed with the SEC on Form 20-F dated March 6, 2009.
(*****) Previously filed with the SEC on Form 20-F dated March 24, 2011.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 23, 2012

ONCOLYTICS BIOTECH INC.

/s/ Brad Thompson	/s/ Doug Ball
Brad Thompson, Ph.D	Doug Ball, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2011 and 2010

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied and summarized in the consolidated financial statements.

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

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' responsibility
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
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2011 and 2010 and January 1, 2010, and the results of its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.'s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion on Oncolytics Biotech Inc.'s internal control over financial reporting.

Calgary, Canada March 14, 2012	Chartered Accountants

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information, and our report dated March 14, 2012, expressed an unqualified opinion thereon.

Calgary, Canada March 14, 2012	Chartered Accountants

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,	January 1,
	Notes	2011 $	2010 $	2010 $
Assets
Current assets
Cash and cash equivalents	6	32,918,751	39,296,682	32,448,939
Short-term investments	6	1,936,787	3,609,246	1,679,937
Accounts receivable	21	55,392	284,988	64,787
Prepaid expenses		721,576	278,934	507,408
Total current assets		35,632,506	43,469,850	34,701,071
Non-current assets
Property and equipment	7	392,111	226,911	208,320
Long term investment	8	—	—	684,000
Total non-current assets		392,111	226,911	892,320
Asset held for sale	8	—	735,681	—
Total assets		36,024,617	44,432,442	35,593,391
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		6,504,238	2,500,682	4,226,933
Warrant liability	9	—	5,536,800	1,023,051
Total current liabilities		6,504,238	8,037,482	5,249,984
Commitments and contingencies	12, 13, 18 and 19
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2011 – 71,251,335 December 31, 2010 – 67,958,302 January 1, 2010 – 61,549,969	9	177,282,566	155,439,610	131,908,274
Warrants	9	2,653,627	4,108,652	2,437,460
Contributed surplus	9, 10	21,142,519	19,399,489	13,734,743
Accumulated other comprehensive loss		(117,501)	(156,660)	—
Accumulated deficit		(171,440,832)	(142,396,131)	(117,737,070)
Total shareholders’ equity		29,520,379	36,394,960	30,343,407
Total liabilities and equity		36,024,617	44,432,442	35,593,391
See accompanying notes

On behalf of the Board:
/s/ Fred Stewart	/s/ Bob Schultz
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2011 $	2010 $
Expenses
Research and development	10, 22, 23	23,386,685	13,882,565
Operating	10, 22, 23	5,334,582	6,003,870
Loss before the following		(28,721,267)	(19,886,435)
Write down of asset available for sale	8	(735,681)	—
Change in fair value of warrant liability		36,000	(4,841,949)
Interest		416,247	76,934
Loss before income taxes		(29,004,701)	(24,651,450)
Income tax expense	14	(40,000)	(7,611)
Net loss		(29,044,701)	(24,659,061)
Other comprehensive gain (loss) - translation adjustment		39,159	(156,660)
Net comprehensive loss		(29,005,542)	(24,815,721)
Basic and diluted loss per common share	11	(0.41)	(0.39)
Weighted average number of shares (basic and diluted)		70,911,526	62,475,403
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Accumulated Other Comprehensive Income
	Share Capital	Warrants	Contributed Surplus		Accumulated Deficit	Total
	$	$	$	$	$	$

As at January 1, 2010	131,908,274	2,437,460	13,734,743	—	(117,737,070)	30,343,407

Net loss and comprehensive loss	—	—	—	(156,660)	(24,659,061)	(24,815,721)

Issue of common shares, public offering	22,639,719	4,120,201	—	—	—	26,759,920
Exercise of warrants	787,508	(11,009)	—	—	—	776,499
Exercise of stock options	104,109	—	(24,295)	—	—	79,814
Expired warrants	—	(2,438,000)	2,438,000	—	—	—
Share based compensation	—	—	3,251,041	—	—	3,251,041
As at December 31, 2010	155,439,610	4,108,652	19,399,489	(156,660)	(142,396,131)	36,394,960

Net loss and comprehensive income	—	—	—	39,159	(29,044,701)	(29,005,542)
Exercise of warrants	21,487,080	(1,455,025)	—	—	—	20,032,055
Exercise of stock options	355,876	—	(62,473)	—	—	293,403
Share based compensation	—	—	1,805,503	—	—	1,805,503
As at December 31, 2011	177,282,566	2,653,627	21,142,519	(117,501)	(171,440,832)	29,520,379
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2011 $	2010 $

Operating Activities
Net loss for the year		(29,044,701)	(24,659,061)
Amortization - property and equipment		92,590	63,156
Share based compensation	10, 22, 23	1,805,503	3,251,041
Change in fair value of warrant liability		(36,000)	4,841,949
Write down of asset available for sale		735,681	—
Unrealized foreign exchange loss		115,234	343,821
Net change in non-cash working capital	17	3,790,510	(1,717,978)
Cash used in operating activities		(22,541,183)	(17,877,072)
Investing Activities
Acquisition of property and equipment		(257,790)	(81,846)
Acquisition of investment	8	—	(51,681)
Redemption (purchase) of short-term investments		1,672,459	(1,929,309)
Cash provided by (used in) investing activities		1,414,669	(2,062,836)
Financing Activities
Proceeds from exercise of stock options and warrants		14,824,658	528,211
Proceeds from public offering		—	26,759,921
Cash provided by financing activities		14,824,658	27,288,132
Increase (decrease) in cash		(6,301,856)	7,348,224
Cash and cash equivalents, beginning of year		39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents		(76,075)	(500,481)
Cash and cash equivalents, end of year		32,918,751	39,296,682
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our consolidated financial statements for the year ended December 31, 2011, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 14, 2012. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
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

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries and are presented in Canadian dollars, our functional currency.
The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRS 1 First-time Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").
Basis of consolidation
Our accounts include the accounts of Oncolytics Biotech Inc. and our subsidiaries. Subsidiaries are entities over which we have control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of subsidiaries are consistent with our accounting policies and all intra-group transactions, balances, income and expenses are eliminated on consolidation.
A change in ownership interest of a subsidiary, without a change in control, is accounted for as an equity transaction.
Note 3: Adoption of IFRS
Effective January 1, 2011, all Canadian publicly accountable enterprises were required to prepare their financial statements using International Financial Reporting Standards ("IFRS"), issued by the IASB and adopted by the Accounting Standards Board of Canada. IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") requires that an entity's accounting policies used in its opening statement of financial position and throughout all periods presented in its first IFRS financial statements comply with IRFS effective at the end of its first IFRS reporting period.
Our accounting policies outlined in Note 4 have been applied in preparing our consolidated financial statements as at and for the year ended December 31, 2011, the comparative information presented as at and for the year ended December 31, 2010 and in the preparation of our opening IFRS balance sheet at January 1, 2010 (our date of transition).
In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles in place prior to the adoption of IFRS (“CGAAP”). An explanation of how the transition from CGAAP to IFRS has affected our financial position, financial performance and cash flows is set out in the tables below and in the respective notes.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Total equity	December 31, 2010 $	January 1, 2010 $
Total equity under CGAAP	41,931,760	31,366,458
Adjustment required to conform to IFRS:
Warrant liability	(5,536,800)	(1,023,051)
Total equity under IFRS	36,394,960	30,343,407

Comprehensive loss for the period	For the year ending December 31, 2010 $
Comprehensive loss under CGAAP	19,973,772
Adjustment required to conform to IFRS:
Revaluation of warrant liability	4,841,949
Comprehensive loss under IFRS	24,815,721
Basic and diluted loss per common share, CGAAP	0.32
Basic and diluted loss per common share, IFRS	0.39
Weighted average number of common shares	62,475,403
Consolidated Statement of Cash Flows
In transitioning to IFRS, there was no impact on our net change in cash or cash flow statement presentation for the year ending December 31, 2010.
IFRS Transitional Arrangements
When preparing our consolidated statement of financial position under IFRS at January 1, 2010, our date of transition, the following optional exemption from full retrospective application of IFRS accounting policies has been adopted:
Cumulative translation differences - cumulative translation differences resulting from the translation of our net investment in our U.S. subsidiary and the financial statements of our U.S. subsidiary have been set to zero at January 1, 2010.
Effects of IFRS
Warrants
IFRS requires warrants with an exercise price denominated in a currency other than the entity's functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

Classification of expenses within the statement of loss and comprehensive loss
Under IFRS, we have chosen to present our expenses based on the function of each expense rather than the nature of each expense. As a result, share based compensation, depreciation of capital assets, and foreign currency gains and losses are no longer separately presented on the statement of loss and comprehensive loss. There is no impact on our net loss or comprehensive loss as a result of these classifications.

Foreign currency translation
Under IFRS, we record the impact of fluctuations in foreign currency exchange rates relating to our net investment in our U.S.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

subsidiary and any foreign currency effects on the translation of our U.S. subsidiary's financial statements as a separate component of equity and other comprehensive income. Under CGAAP we treated our U.S. subsidiary as an integrated subsidiary with foreign currency translation differences recorded as part of our statement of loss. The result of the transition to IFRS is a reclassification of the related foreign currency gains and losses from net loss to other comprehensive income. There is no impact on our net comprehensive loss as a result of these re-classifications.

Note 4: Summary of Significant Accounting Policies
The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.
Property and equipment
Property and equipment are recorded at cost. Depreciation is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Depreciation is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease
Intellectual property
Intellectual property acquired through our investment in BCBC was included in Asset Held for Sale on the December 31, 2010 balance sheet, at cost. During the year ended December 31, 2011, this amount was written off.
Foreign currency translation
The financial statements for each of our subsidiaries are prepared using their functional currency. Our presentation currency is the Canadian dollar which is also Oncolytics Biotech Inc.'s functional currency. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the statement of financial position date of monetary assets and liabilities denominated in currencies other than the functional currency are recognized directly in the consolidated statement of loss and comprehensive loss.

Exceptions to this are where the monetary items form part of the net investment in a foreign operation and the foreign operation's functional currency is the local currency. These exchange differences are initially recognized in equity. The statement of financial position of foreign operations is translated into Canadian dollars using the exchange rate at the statement of financial position date and the income statements are translated into Canadian dollars using the average exchange rate for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Exchange differences on translation into Canadian dollars are recognized as a separate component of equity. On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated statement of loss and comprehensive loss.
Research and development costs
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Investment tax credits and government assistance
Investment tax credits and government assistance relating to qualifying scientific research and experimental development expenditures that are recoverable in the current period are accounted for as a reduction in research and development expenditures.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.
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
Share based payments
Stock option plan
We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”). Under the Plan, the exercise price of each option equals the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant. Exercised stock options are settled with common shares issued from treasury.

Officers, directors and employees
We use the fair value based method of accounting for employee awards granted under the Plan. We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option's vesting period.
Non-employees
Share based payments to non-employees is recorded at the fair value of the goods received or the services rendered. The fair value is measured at the date we obtain the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably valued the fair value of the options granted will be used.
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

Accounts receivable
Accounts receivable have been classified as loans and receivables.

Short-term investments
We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such classification as of each reporting date. We classify our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Long term investment
We classified our long term investment as available-for-sale.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Impairment of financial assets
We assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Financial liabilities

Trade accounts payable
Trade accounts payable are non interest-bearing and recorded at fair market value. They are classified as other financial liabilities and are subsequently measured at amortized cost using the effective interest rate method.

Warrant liability
Warrants with an exercise price denominated in a foreign currency are recorded as a Warrant Liability and classified as fair value through profit and loss. The Warrant Liability is initially measured at estimated fair value with subsequent changes in fair value recorded as a gain or loss in the consolidated statement of loss and comprehensive loss. These warrants have not been listed on an exchange and therefore do not trade on an active market.

Fair Value Measurement
The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.
The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Transaction Costs

Transaction costs are expensed as incurred for financial instruments designated as held for trading. Transaction costs for other financial instruments are recognized as part of the financial instrument's carrying value.
Asset held for sale

Assets are classified as held for sale if their carrying amount is expected to be recovered primarily through a sale as opposed to continued use. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Depreciation ceases when an asset is classified as held for sale.
Deferred income taxes
We follow the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Deferred income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is charged or credited to income, except when it is related to items charged or credited to either other comprehensive income or directly to equity.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Accounting Standards and Interpretations Issued but Not Yet Effective
Financial Instruments
In November 2009, the International Accounting Standard Board (“IASB”) issued IFRS 9 Financial Instruments which replaced the classification and measurement requirements in IAS 39 Financial Instruments: Recognition and Measurement for financial assets. In October 2010, the IASB issued additions to IFRS 9 regarding financial liabilities. The new standard is effective for annual periods beginning on or after January 1, 2015 with earlier adoption permitted. We do not anticipate that there will be a material impact on our financial position or results of operations.

Fair Value Measurements
In June 2011, the IASB issued IFRS 13 Fair Value Measurements, which establishes a single source of guidance for all fair value measurements required by other IFRS; clarifies the definition of fair value; and enhances disclosures about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value measurements or disclosures. IFRS 13 specifies how we should measure fair value and disclose fair value information. It does not specify when an entity should measure an asset, a liability or its own equity instrument at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

Presentation of Financial Statements
In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to improve the consistency and clarity of the presentation of items of comprehensive income by requiring that items presented in Other Comprehensive Income (“OCI”) be grouped on the basis of whether they are at some point reclassified from OCI to net loss or not. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted. We are currently assessing the impact of adopting the amendments to IAS 1 on our consolidated financial statements.

Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”), which replaces International Accounting Standard 27 Consolidated and Separate Financial Statements (“IAS 27”) and Standing Interpretations Committee Interpretation 12 Consolidation - Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control so that a single control model can be applied to all entities for consolidation purposes.

Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 provides for a principle-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its joint arrangements. IFRS 11 also generally requires the use of the equity method of accounting for interests in joint ventures. Improvements in disclosure requirements are intended to allow investors to gain a better understanding of the nature, extent, and financial effects of the activities that an entity carries out through joint arrangements.

Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which contains enhanced disclosure requirements about an entity’s interests in consolidated and unconsolidated entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities (special purpose entities).

Investments in Associates and Joint Ventures and Separate Financial Statements
In May 2011, two existing standards, IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements, were amended. The amendments are not significant, and result from the issuance of IFRS 10, IFRS 11, and IFRS 12.

These new standards and amendments to existing standards (IFRS 10, IFRS 11, and IFRS 12) are effective for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 12 may be incorporated into the financial statements earlier than January 1, 2013. However, early adoption of the other standards is only permitted if all five are applied at the same time. We are currently assessing the impact of adopting these new standards and amendments on our consolidated financial statements, and do not expect the impact to be significant.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 5: Significant Judgments, Estimates and Assumptions
Judgments
The preparation of our consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amount of expenses, assets, liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Estimates and assumptions
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include:
Share based payments
We measure our share based payment expense by reference to the fair value of the stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share based payment expense for the year along with the assumptions and model used for estimating fair value for share based compensation transactions are disclosed in note 10.

Warrant liability
We measured our initial warrant liability and subsequent revaluations of our warrant liability by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

Asset held for sale
In June 2011, we wrote down our asset held for sale to $nil. We have used management judgment pertaining to the timing and potential results of the ongoing sales process. We concluded, under market conditions existing at that time, that we would not be able to complete a sale in a timely manner. As well, assumptions have been made and estimates used in assessing the fair value of the associated intellectual property.

Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, we are accumulating tax loss carry forward balances in various tax jurisdictions creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

To date we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 6: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $31,328,312 (December 31, 2010 - $34,337,595).  The current annual interest rate earned on these deposits is 1.11% (December 31, 2010 – 1.06%).

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

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2011
Short-term investments	1,936,787	1,936,787	—	1,936,787	1,936,787	1.68%
December 31, 2010
Short-term investments	3,609,246	3,609,246	Nil	3,609,246	3,609,246	0.30%

Fair value is determined by using published market prices provided by our investment advisor.

Note 7: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at January 1, 2010	100,816	271,014	111,076	36,386	139,616	658,908
Additions	6,655	68,060	6,281	850	—	81,846
As at December 31, 2010	107,471	339,074	117,357	37,236	139,616	740,754
Additions	36,788	120,120	29,633	18,866	52,383	257,790
As at December 31, 2011	144,259	459,194	146,990	56,102	191,999	998,544

Amortization
As at January 1, 2010	47,504	185,825	73,457	27,006	116,895	450,687
Amortization for the year	11,825	27,919	5,567	1,807	16,038	63,156
As at December 31, 2010	59,329	213,744	79,024	28,813	132,933	513,843
Amortization for the year	9,817	61,770	6,561	2,466	11,976	92,590
As at December 31, 2011	69,146	275,514	85,585	31,279	144,909	606,433

Net book value
As at December 31, 2011	75,113	183,680	61,405	24,823	47,090	392,111
As at December 31, 2010	48,142	125,330	38,333	8,423	6,683	226,911

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 8: Asset Held for Sale
In 2009, we acquired all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. In February 2010, we completed the conversion of our preferred share holding in BCBC into common shares. As a result of this conversion we owned 10% of the issued common shares of BCBC. The common shares of BCBC do not have a quoted market price in an active market. BCBC's only asset is intellectual property.
In the fourth quarter of 2010, BCBC concluded that it was unable to obtain additional financing to support its business and subsequently suspended operations. In November 2010, we purchased an additional 60% of the common shares of BCBC for $51,681 which included cash and the settlement of certain trade accounts payable. As the operations of BCBC had been suspended, its only remaining asset was intellectual property. In conjunction with this purchase, we assessed the cost of our investment against the estimated fair value of BCBC using a cash flow analysis and determined that the estimated fair value of our investment was in excess of our cost. At the end of 2010, we began the process to sell BCBC and as a result we had reflected our investment in BCBC's intellectual property as an asset held for sale. In 2011, despite our efforts to sell our investment in BCBC, we were unsuccessful in completing a sale and as a result, we wrote down our investment in BCBC to $nil.
Note 9: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $	Liability Amount $
Balance, January 1, 2010	61,549,969	131,908,274	4,255,000	2,437,460	1,023,051
Issued for cash pursuant to November 8, 2010 bought deal financing (a)	6,256,000	22,639,719	3,503,360	4,120,202	—
Exercise of warrants	119,900	787,508	(119,900)	(11,010)	(328,200)
Expired warrants	—	—	(2,300,000)	(2,438,000)	—
Exercise of stock options	32,433	104,109	—	—	—
Revaluation of warrant liability	—	—	—	—	4,841,949
Balance, December 31, 2010	67,958,302	155,439,610	5,338,460	4,108,652	5,536,800
Exercise of US$3.50 warrants	1,833,600	11,897,142	(1,833,600)	—	(5,500,800)
Exercise of warrants	1,322,750	9,589,938	(1,322,750)	(1,455,025)	—
Exercise of stock options	136,683	355,876	—	—	—
Expired warrants	—	—	(12,000)	—	(36,000)
Balance, September 30, 2011	71,251,335	177,282,566	2,170,110	2,653,627	—

(a)
Pursuant to a bought deal financing, 6,256,000 units were issued at an issue price of $4.60 per unit for gross proceeds of $28,777,600. Each unit included one common share (ascribed value of $4.05) and 0.50 of one common share purchase warrant (ascribed value of $0.55). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until November 8, 2012. Share issue costs for this offering were $2,697,081. In addition, we issued 375,360 common share purchase warrants with an exercise price of $4.60 that expire on November 8, 2012 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $679,402 ($1.81 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were determined using Black Scholes.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Warrants - liability
Under IFRS, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with subsequent changes in fair value accounted for through the consolidated statement of loss. The fair value of these warrants is determined using the Black Scholes Option Pricing Model. Our warrants with an exercise price of U.S.$3.50 meet this requirement and we have presented the value of these warrants as a deemed current liability on the consolidated statement of financial position. As these warrants are exercised, the value of the recorded warrant liability is included in our share capital along with the proceeds from the exercise. If these warrants expire, the related warrant liability is reversed through the statement of loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant liability or when warrants expire unexercised.
As at December 31, 2011, our warrant liability is $nil (December 31, 2010 - $5,536,800; January 1, 2010 - $1,023,051) as these warrants were either exercised or expired on January 24, 2011.
Warrants - equity
The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued:

2010

Risk-free interest rate	1.4%
Expected hold period to exercise (years)	2.00
Volatility in the price of the Company's shares	61.9%
Dividend yield	Zero
The following table summarizes our outstanding warrants as at December 31, 2011:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$4.60	375,360	—	—	—	375,360	0.83
$6.15	3,117,500	—	(1,322,750)	—	1,794,750	0.83
US$3.50	1,845,600	—	(1,833,600)	(12,000)	—	—
	5,338,460	—	(3,156,350)	(12,000)	2,170,110	0.83

Note 10: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

	2011		2010
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	4,703,760	4.53	3,936,543	4.72
Granted during the year	1,325,000	4.21	1,183,000	5.73
Forfeited during the year	(214,500)	8.16	(383,350)	10.42
Exercised during the year	(136,683)	2.15	(32,433)	2.46
Outstanding, end of the year	5,677,577	4.37	4,703,760	4.53
Options exercisable, end of the year	5,384,911	4.35	4,654,926	4.54
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2011:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	676,327	4.4	2.11	656,327	2.11
$2.70 - $3.89	2,296,000	7.1	3.44	2,284,334	3.44
$4.00 - $5.92	1,633,250	4.6	4.88	1,372,250	4.83
$6.72 - $9.76	1,072,000	7.5	7.03	1,072,000	7.03
	5,677,577	6.1	4.37	5,384,911	4.35
Non-exercisable options vest annually over periods ranging from one to three years or after the completion of certain milestones. We have reserved 6,154,997 common shares for issuance relating to outstanding stock options.
Compensation expense related to options granted to employees and directors was $1,805,503 (2010 - $3,251,041) for the year ended December 31, 2011.
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2011	2010

Risk-free interest rate	1.31%	1.85%
Expected hold period to exercise	3.35 years	3.0 years
Volatility in the price of the Company's shares	57.28%	71%
Rate of forfeiture	—%	—%
Dividend yield	Nil	Nil
Weighted average fair value of options	$1.74	$2.76
We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 11: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

for the year ended December 31, 2011 of 70,911,526 (December 31, 2010 of 62,475,403). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 12: Commitments

We are committed to payments totaling $3,933,730 during 2012 for activities related to our clinical trial program and collaborations.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:

Amount $
2012	88,792
2013	91,332
2014	94,888
2015	97,428
2016	40,595
413,035

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

Note 13: Contingencies

Assumption Agreement

During 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2011, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®.  If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 11.75% of the royalty payments and other payments received.  Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% of Net Sales received for such products.

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2011, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 14: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2011	2010
Loss before income taxes	(29,004,701)	(24,651,450)
Statutory Canadian corporate tax rate	26.50%	28.00%
Anticipated tax recovery	(7,686,246)	(6,902,406)
Foreign jurisdiction tax rate difference	5,797,338	3,431,667
Employee stock based compensation	478,458	910,291
Write down of asset available for sale	97,478	—
Revaluation of the fair value of the warrant liability	(9,540)	1,355,746
Change in tax rate	64,163	124,696
Adjustment to opening tax pools	145,990	(242,261)
Other permanent differences	(89,604)	(156,183)
Change in deferred tax benefits deemed not probable to be recovered	1,241,963	1,486,061
Deferred income tax recovery	—	—
Current income taxes	40,000	7,611

As at December 31, 2011, we have non-capital losses for income tax purposes in Canada of approximately 35,991,000 which are available for application against future taxable income and expire in 2026 ($9,809,000), 2027 ($12,170,000), 2029 ($4,009,000), 2030 ($4,774,000) and 2031 ($5,229,000).  As at December 31, 2011, we have non-refundable federal investment tax credits of approximately $3,987,000 (2010 – $4,104,000) which are available to reduce future taxes payable.  We have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $18,112,000 (2010 – $17,634,000) over an indefinite future period.  We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2011	2010
	$	$
Net operating losses carried forward	9,569,715	8,251,442
Scientific research and experimental development	4,528,214	4,408,673
Investment tax credits	2,990,243	3,078,664
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	455,234	307,970
Share issue costs	592,848	939,502
Net capital losses carried forward	91,960	—
Unrecognized deferred tax asset	18,228,214	16,986,251

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 15: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2011	2010
	$	$
Cash and cash equivalents	32,918,751	39,296,682
Short-term investments	1,936,787	3,609,246
Shareholders’ equity	29,520,379	36,394,960

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

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

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  The Base Shelf expires on July 10, 2012 and we have registered 9,759,360 units and 5,065,750 common shares (issued in February 2012) under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2011.

Note 16: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2011, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties,

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

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

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2011 by approximately $147,996.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2011 by approximately $145,214. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2011 by approximately $263,206 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2011 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	968,646	20,185	13,110
Accounts payable	(5,054,864)	(110,530)	(170,732)
	(4,086,218)	(90,345)	(157,622)

 Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 15.  Accounts payable are all due within the current operating period.

Note 17: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

	2011 $	2010 $
Change in:
Accounts receivable	229,596	(220,201)
Prepaid expenses	(442,642)	228,474
Accounts payable and accrued liabilities	4,003,556	(1,726,251)
Change in non-cash working capital related to operating activities	3,790,510	(1,717,978)

Other Cash Flow Disclosures

	2011 $	2010 $
Cash interest received	416,247	76,934
Cash taxes paid	3,094	7,611

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

Note 20: Economic Dependence

We are economically dependent on our toll manufacturers.  We primarily use one toll manufacturer in the U.S. to produce the clinical grade REOLYSIN required for our clinical trial program.  Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program.  We have used another toll manufacturer in the U.K. that has also produced clinical grade REOLYSIN at a smaller scale.  We have attempted to mitigate this risk by producing sufficient REOLYSIN in advance of patient enrollment in a particular clinical trial.

Note 21: Accounts Receivable

	2011	2010
	$	$
Government grant receivable	—	244,000
Other	55,392	40,988
	55,392	284,988

Note 22: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

	2011 $	2010 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	56,721	(153,795)
Unrealized non-cash foreign exchange loss	115,234	343,821
Non-cash share based compensation	1,137,467	1,500,730

Included in operating expenses
Amortization of property and equipment	92,950	63,156
Non-cash share based compensation	668,036	1,750,311
Office minimum lease payments	69,197	89,430

Note 23: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

	2011 $	2010 $
Short-term employee benefits	2,588,702	2,245,396
Share-based payments	1,875,260	2,854,500
	4,463,962	5,099,896

Note 24: Subsequent Event

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at a price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 expiring on February 8, 2014.