Form 20-F
period 2012-12-31
ONCOLYTICS BIOTECH INC
filed 2013-03-22
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2012
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

Kirk Look
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 76,710,285 common shares as at December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐
No ☐

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to being subject to government manufacturing and testing regulations;

•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential products liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to our dependence on third party relationships for research and clinical trials;

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to other third-party arrangements;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	risks related to our status as a foreign private issuer;

•	risk related to possible “passive foreign investment company” status;

•	risks related to fluctuations in interest rates;

•	and risks related to our common shares.

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

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) including the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Canadian Dollars Per One U.S. Dollar
	2012	2011	2010	2009	2008
Average for the period	0.9996	0.9893	1.0299	1.1420	1.0660

For the Month of
	February 2013	January 2013	December 2012	November 2012	October 2012	September 2012
High for the period	1.0048	1.0188	1.0178	1.0095	1.0272	1.0371
Low for the period	0.9705	0.9900	1.0028	0.9943	0.9986	1.0082

Exchange rates are based on the Bank of Canada nominal noon exchange rates.   The nominal noon exchange rate on March 21, 2013 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0241.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the three years ended December 31, 2012 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2012	2011	2010
	$	$	$
Revenues	—	—	—
Net loss(1), (3), (4)	(36,373,521)	(29,044,701)	(24,659,061)
Net comprehensive loss	(36,313,135)	(29,005,542)	(24,815,721)
Basic and diluted loss per share(2)	(0.48)	(0.41)	(0.39)
Total assets(2)	22,078,090	36,024,617	44,432,442
Shareholders’ equity(2)	14,786,780	29,520,379	36,394,960
Cash dividends declared per share(5)	Nil	Nil	Nil
Weighted average number of common shares outstanding	76,102,062	70,911,526	62,475,403

Notes:

1)	Included in net loss and net loss per share for the year ended December 31, 2012 is stock based compensation expense of $730,751 (2011 - $1,805,503; 2010 - $3,251,041).

2)
We issued 5,458,950 common shares for net cash proceeds of $20,848,785 in 2012 (2011 - 3,293,033 common shares for net cash proceeds of $14,824,658; 2010 - 6,408,333 common shares for net cash proceeds of $27,288,132).

3)
Included in the net loss and net loss per share for the year ended December 31, 2012 is change in fair value of warrant liability of $nil (2011 change in fair value of warrant liability gain of $36,000; 2010 - change in fair value of warrant liability loss of $4,841,949).

4)	Included in net loss and net loss per share for the year ended December 31, 2012 is a write down of asset available for sale of nil (2011 - $735,681; 2010 - $nil).

5)	We have not declared or paid any dividends since incorporation.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2012, we had an accumulated deficit of $207.8 million and we incurred net losses of $36.4 million, $29.0 million and $24.7 millionfor the years ended December 31, 2012, 2011, and 2010, respectively. We anticipate that we will continue to incur significant losses during 2013 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
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

As of December 31, 2012, we had cash and cash equivalents (including short-term investments) of $21.3 million and working capital of approximately $14.4 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes clinical trials which we sponsor directly along with Third Party Clinical Trials. Third Party Clinical Trials are clinical trials that are being sponsored by other institutions. As of the end of 2012, the U.S. National Cancer Institute (“NCI”), the University of Leeds and the Cancer Therapy & Research Center at the University of Texas Health Center in San Antonio (“CTRC”) and the National Cancer Institute of Canada ("NCIC") were sponsoring part of our clinical trial program.  Our clinical trial program has included human trials using REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Clinical Trial Chart

The following chart shows our clinical trials along with the status for each as at December 31, 2012:

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
IND 213 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Paclitaxel	Phase II Metastatic Breast Cancer	Canada	Ongoing
IND 211 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Docetaxel or Pemetrexed	Phase II Metastatic Non-Small Cell Lung Cancer	Canada	Ongoing
INC 210 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with FOLFOX-6 Plus Bevacizumab (Avastin®) versus FOLFOX-6 Plus Bevacizumab alone	Phase II Metastatic Colorectal Cancer	Canada	Ongoing
IND 209 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Docetaxel or Pemetrexed	Phase II Recurrent or Metastatic Castration Resistant Prostate Cancer	Canada	Ongoing
OSU-11148 (NCI Trial)	Intravenous Administration of REOLYSIN	Phase I Relapsed Multiple Myeloma	United States	Ongoing
OSU-10045 (NCI Trial)	REOLYSIN® in Combination with Paclitaxel and Carboplatin	Phase II Metastatic Pancreatic Cancer	United States	Ongoing
COG-ADVL1014 (NCI / COG Trial)	Intravenous Administration of REOLYSIN® in Combination with Cyclophosphamide	Phase I Pediatric Patients with Relapsed or Refractory Solid Tumors	United States	Ongoing
GOG-0186H (NCI / GOG Trial)	Intravenous Administration of REOLYSIN in Combination with Paclitaxel for Patients with Persistent or Recurrent Ovarian Cancer	Phase II ovarian cancer	United States	Ongoing
REO 022	Intravenous administration in combination with FOLFIRI	Phase I colorectal cancer	United States	Ongoing
REO 021	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II squamous cell carcinoma lung cancer	United States	Ongoing
REO 020	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II metastatic melanoma	United States	Ongoing
REO 018	Intravenous administration in combination with paclitaxel and carboplatin	Phase III squamous cell carcinoma of the head and neck	International	Ongoing
REO 017	Intravenous administration in combination with gemcitabine (sponsored by the CTRC)	Phase II advanced pancreatic cancer	United States	Ongoing
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Ongoing
REO 015	Intravenous administration in combination with paclitaxel and carboplatin	Phase II head and neck	United States	Complete
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Complete
REO 013	Intravenous administration monotherapy (sponsored by University of Leeds)	Translational metastatic colorectal	United Kingdom	Complete
NCI Trial	Intravenous administration monotherapy (NCI)	Phase II melanoma	United States	Complete

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
NCI Trial	Intravenous and intraperitoneal administration monotherapy (NCI)	Phase I/II ovarian	United States	Complete
REO 012	Intravenous administration in combination with cyclophosphamide	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	Phase I/II melanoma, lung, ovarian	United Kingdom	Complete
REO 010	Intravenous administration in combination with docetaxel	Phase I/II bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Complete
REO 009	Intravenous administration in combination with gemcitabine	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Complete
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Complete
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 005	Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 360 issued patents including 49 issued U.S. patents.  We also have numerous patent applications filed in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

Litigation or other proceedings may also be necessary to enforce or defend our proprietary rights and patents. In Europe, patents can be revoked through opposition or nullity proceedings. In the United States patents may be revoked or invalidated in court actions or challenged in interference, post-grant review, derivation or re-examination proceedings in the USPTO. Such litigation or proceedings could result in substantial cost or distraction to us, or result in an adverse decision as to our or our licensors’ patent applications and patents.

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

Market and Competition

According to estimates for 2011 from the American Cancer Society, 1.66 million Americans are expected to be diagnosed with cancer in the year, and 580,450 Americans are forecast to die of cancer.  In the United States cancer accounts for 25% of all deaths, second only to heart disease.  In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3. In the developed world alone, it is estimate by the World Health Organziation that at least 2.6 million patients per year die of cancers that have metastasized (Source: World Health Organization's World Cancer Report 2008).

The costs of this disease state are also significant.  The global cancer market was estimated to be $77 billion in 2011 and is expected to rise to $105 billion in 2016 (Source; Cowen Therapeutic Categories Outlook, October 2011). In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2013 that the National Institute of Health estimated the 2008 cost for cancer treatment were $201.5 billion.  Of this figure, $77.4 billion can be attributed to direct patient costs.

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

On December 31, 2012, we had two wholly-owned subsidiaries; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company, and Valens Pharma Ltd.  As well, Oncolytics Biotech (US) Inc., a Delaware corporation and Oncolytics Biotech (U.K.) are wholly owned subsidiaries of OBB.

D.      Property, Plants and Equipment

We currently lease our head office in Calgary, Alberta, Canada.  We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2013 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

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

Please see our 2012 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herrein by reference.

B.	Liquidity and Capital Resources

Please see our 2012 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herrein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in Item 4.  Information on the Company B. Business Overview for information on the Company’s research and development policies.  Our research and development expenses were $31,402,625, $23,386,685, and $13,882,565 for 2012, 2011 and 2010, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2012 Management Discussion and Analysis for our comparative discussion on our expenditures between 2010 - 2012 and our expectations for 2013.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2012, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2012:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	324,243	91,332	192,316	40,595	—
Purchase obligations	8,552,656	8,552,656	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	9,026,899	8,643,988	192,316	40,595	150,000
Note:

(1)
Our Alberta Heritage Foundation obligation requires repayments equal to the lesser of 5% of gross sales generated by the Company or $15,000 per annum (see notes to our 2012 audited consolidated financial statements).

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

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Bradley G. Thompson Ph.D Calgary, Alberta	Chief Executive Officer and Chairman of the Board	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	April 21, 1999

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Kirk J. Look C.A. Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Company since November 2012. From 2003 to November 2012, Mr. Look held the position of Controller with the Company.	N/A
William A. Cochrane, OC, M.D.(5) Calgary, Alberta	Director
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
October 31, 2002
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer and Director	Chief Operating Officer of the Corporation since December 2008. Since April 1999 to December 2008, Dr. Coffey held other senior management positions with the Company and is a co-founder of Oncolytics.	May 11, 2011
George M. Gill, M.D. Cambridge, MD	Senior Vice President, Clinical and Regulatory Affairs
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
August 27, 1999
J. Mark Lievonen, F.C.P.A, F.C.A.(1), (3) Stouffville, Ontario	Director
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
March 24, 2004
Ger van Amersfoort,(2) Netherlands	Director	President and Chief Executive Officer of Novartis Canada, a pharmaceutical company, until his retirement in 2001.	June 15, 2006
Ed Levy, Ph.D, (2), (3) Lund, BC	Director	Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002.	May 17, 2006
Mary Ann Dillahunty, JD, MBA Venice, FL	Vice President, Intellectual Property
Ms. Dillahunty has been our VP-Intellectual Property since 2007.  Prior to joining Oncolytics, Ms. Dillahunty was a principal in the law firm of Fish & Richardson, a leading intellectual property firm in the U.S.
N/A

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Alan J Tuchman, MD, MBA (FAAN), New York, NY	Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer
Dr. Tuchman is Clinical Professor of Neurology at New York Medical College and the author of over thirty scientific papers and book chapters. He is currently in the private practice of Neurology in Manhattan and consults to a number of biotechnology and investment firms. He has served as a partner of Xmark Opportunity Partners and as Executive Chairman of Neurophysics, Inc. He was previously the President of the Epilepsy Society of Southern New York as well as Vice Dean for Clinical Affairs at New York Medical College. Dr. Tuchman received his MD degree from the University of Cincinnati, College of Medicine, and completed his Neurology Residency at the Mt Sinai School of Medicine. Dr. Tuchman received his MBA from Columbia University.
N/A
Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.

3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

4)	As Lead Director, Mr. Schultz is an ex-officio member of the Compensation and Nominating Committees.

5)	On December 31, 2012, Dr. Cochrane retired from the Company's Board of Directors.

As at March 22, 2013, the directors and senior officers as a group beneficially owned, directly or indirectly, 1,216,151 of our common shares, representing 1.43% of the issued and outstanding common shares.

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

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2012 to each director.

Name	Fees & Retainers Earned ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Dr. W. Cochrane(2)	42,500	N/A	25,200	None	N/A	None	67,700
Mr. J. Dinning	46,750	N/A	29,400	None	N/A	None	76,150
Dr. E. Levy	46,000	N/A	25,200	None	N/A	None	71,200
Mr. M. Lievonen	57,250	N/A	29,400	None	N/A	None	86,650
Mr. R. Schultz	69,750	N/A	50,400	None	N/A	None	120,150
Mr. F. Stewart	58,000	N/A	37,800	None	N/A	None	95,800
Mr. G. van Amersfoort	42,500	N/A	25,200	None	N/A	None	67,700

Note:

(1)
Option based awards include grants from December 2012. The options granted on December 17, 2012 have an estimated grant date fair value of $0.84 per option using the following respective grant date assumptions: expected life of option, 2 years; volatility 57.94%; risk free interest rate 1.16%; dividend yield 0%.

(2)	Effective December 31, 2012, Dr. Cochrane retired from the Company's Board of Directors.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2012.

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards (3) $	Bonus	Non-equity incentive plan compensation $	Pension value $	All other compensation ($)(1)	Total compensation ($)

Dr. Bradley G.	2012	506,143	N/A	201,528	—	N/A	N/A	65,453	773,124
Thompson	2011	489,500	N/A	403,080	200,000	N/A	N/A	62,834	1,155,414
Chief Executive Officer	2010	444,996	N/A	709,500	150,163	N/A	N/A	50,712	1,355,371

Kirk J. Look	2012	38,654	N/A	175,248	—	N/A	N/A	5,893	219,795
Chief Financial Officer

Dr. Matt C.	2012	341,363	N/A	104,963	—	N/A	N/A	51,882	498,208
Coffey	2011	330,139	N/A	225,980	100,000	N/A	N/A	49,686	705,805
Chief Operating Officer	2010	326,224	N/A	379,500	88,080	N/A	N/A	42,913	836,717

Mary Ann	2012	181,879	N/A	25,191	—	N/A	N/A	19,920	226,990
Dillahunty(2)	2011	159,012	N/A	69,300	40,680	N/A	N/A	19,496	288,488
VP Intellectual Property	2010	153,665	N/A	82,500	19,467	N/A	N/A	19,066	274,698

Dr. George Gill(2)	2012	310,200	N/A	33,588	—	N/A	N/A	26,211	369,999
Senior Vice President,	2011	305,100	N/A	53,900	30,510	N/A	N/A	25,171	414,681
Clinical and Regulatory Affairs	2010	100,349	N/A	82,500	32,378	N/A	N/A	—	215,227

Alan Tuchman(2), (5)	2012	35,538	N/A	46,341	—	N/A	N/A	2,932	84,811
Chief Medical Officer, Senior VP Clinical & Medical Development

Douglas A. Ball(6)	2012	264,669	N/A	—	—	—	—	149,426	414,095
Chief Financial	2011	283,800	N/A	219,620	57,500	N/A	N/A	45,864	606,784
	2010	257,567	N/A	643,500	46,362	N/A	N/A	36,649	984,078

Dr. Gerard T.	2012	271,176	N/A	—	—	N/A	N/A	220,717	491,893
Kennealey(2), (7)	2011	52,111	N/A	431,000	—	N/A	N/A	4,299	487,410
Senior Vice President, Clinical Development & Chief Medical Officer	2010	—	N/A	—	—	N/A	N/A	—	—

Notes:

(1)	The dollar amounts set forth under this column are related to contributions to the officer's respective retirement savings plan and amounts provided for health care benefits by the Company.

(2)	U.S. Employees are paid salaries, bonuses and other compensation in U.S. Dollars. These amounts are presented in U.S. dollars.

(3)	The value of option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2012 audited consolidated financial statements.

(4)	Mr. Look was appointed Chief Financial Officer on November 12, 2012.

(5)	Dr. Tuchman was appointed Chief Medical Officer, Senior VP Clinical & Medical Development on September 27, 2012.

(6)
On November 9, 2012, the Company terminated the employment agreement with Mr. Ball. Under the terms of Mr. Ball's employment contract a severance payment was required totaling $342,229. In 2012, a partial payment of $104,621 is included in "All Other Compensation" with the remainder paid in 2013.

(7)	On September 27 2012, the Company terminated the employment agreement with Dr. Kennealey. Included in "All Other Compensation" is a severance payment of $197,931.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary

Dr. Bradley G. Thompson	2013	530,000
Chief Executive Officer

Kirk J. Look	2013	280,000
Chief Financial Officer

Dr. Matt C. Coffey	2013	365,000
Chief Operating Officer

Mary Ann Dillahunty (1)	2013	162,640
VP Intellectual Property

Dr. George Gill, MD (1)	2013	312,061
Senior Vice President, Clinical and
Regulatory Affairs

Alan J Tuchman, MD, MBA (FAAN) (1)	2013	140,840
Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer
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

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2013 without cause or due to a change of control of the Company.

	Termination without Cause (1)	Change of Control (2)
Name	Severance ($)	Severance ($)

Dr. Bradley G. Thompson Chief Executive Officer	1,195,090	1,792,635

Kirk J. Look, C.A. Chief Financial Officer	326,920	653,840

Dr. Matt C. Coffey Chief Operating Officer	418,932.5	837,866

Mary Ann Dillahunty,(3) J.D. M.B.A., VP Intellectual Property	181,925	363,850

Dr. George Gill, MD(3)	312,061	624,122
Senior Vice President, Clinical and
Regulatory Affairs

Alan J Tuchman, MD, MBA (FAAN) (3)	35,210	—
Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer

Notes:

(1)
As at December 31, 2012, all options granted to Officers had fully vested except for 150,000 options granted to Mr. Look. These options vest annually over three years. As a result, all Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated unless otherwise approved by the Board of Directors.

(2)
On a change of control of the Company, the Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated.

(3)	U.S. Employees are paid in U.S. Dollars and are presented in U.S. dollars.

C.	Board Practices

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

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Bradley G. Thompson Ph.D Calgary, Alberta	President, Chief Executive Officer and Chairman of the Board	April 21, 1999	Date of 2013 Annual General Meeting of the Shareholders
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer	May 11, 2011	Date of 2013 Annual General Meeting of the Shareholders
William A. Cochrane, OC, M.D.(5) Calgary, Alberta	Director	October 31, 2002	December 31, 2012
Robert B. Schultz, F.C.A. (1), (4) Toronto, Ontario	Lead Director	June 30, 2000	Date of 2013 Annual General Meeting of the Shareholders
Fred A. Stewart, Q.C.(1) Calgary, Alberta	Director	August 27, 1999	Date of 2013 Annual General Meeting of the Shareholders
J. Mark Lievonen, F.C.A.(1),(3) Markham, Ontario	Director	April 5, 2004	Date of 2013 Annual General Meeting of the Shareholders
Jim Dinning(2) Calgary, Alberta	Director	March 24, 2004	Date of 2013 Annual General Meeting of the Shareholders
Ger van Amersfoort,(2) Netherlands	Director	June 15, 2006	Date of 2013 Annual General Meeting of the Shareholders
Ed Levy, Ph.D, (2), (3) Lund, BC	Director	May 17, 2006	Date of 2013 Annual General Meeting of the Shareholders
Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.

3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

4)	As Lead Director, Mr. Schultz is an “ex officio” member of the Corporate Governance and Compensation Committees.

5)	Effective December 31, 2012, Dr. Cochrane retired from the Company's Board of Directors.

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

Compensation of Directors

Each director who is not a salaried employee of the Company was entitled to a fee of $1,750 per Board and committee meeting attended.  An annual retainer fee of $25,000 was paid for service during 2012 and the lead director, Mr. Schultz was entitled to an additional annual $15,000 retainer.  Mr. Stewart, the chair of the audit committee, received an additional retainer of $12,000.  Mr. Dinning, as chair of the compensation committee, received an additional retainer of $6,000. Mr. Lievonen, as chair of the corporate governance and nominating committee, received an additional retainer of $6,000. We also grant to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  In the aggregate, a total of $362,750 in directors’ fees was paid to the Board of Directors during the fiscal year ended December 31, 2012.    During the fiscal year ended December 31, 2012, there were 265,000 options granted to these directors in accordance with the Compensation Committee recommendation.

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

For 2012, the following guidelines were employed by the Board in granting bonuses and stock option grants to the Corporation’s executive and senior officers. For 2013, similar guidelines are expected to be applied.

The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 40% of his base salary, the Chief Operating Officer and the Chief Financial Officer are eligible for a cash bonus of up to 30% of their respective base salary and the other senior officers are eligible for a cash bonus of up to 20% of their base salary. In addition, when available, the Chief Executive Officer of the Corporation is eligible for an option grant of up to 15% of base salary with such numbers of options calculated using the estimated grant date fair value, and the other officers are eligible for an option grant of up to 10% of salary based upon a similar calculation.  The actual bonus provided and the number of options granted hereunder is based upon the overall performance of the Corporation as assessed by the committee and approved by the Board. In the event that the Corporation is operating in a challenging environment, these guidelines could result in the Board changing the bonus awards and grants of stock options and in some circumstances result in no bonuses or stock options being granted to executive and senior officers. However, the guidelines referenced above can also be exceeded at the discretion of the Board. Upon completion of their review, the Compensation Committee then provides their specific recommendations to the Board with respect to compensation paid to the Corporation’s executive and senior officers.

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

This Mandate was last reviewed, amended and approved by the Board on March 14, 2012.
Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the U.S. Securities and Exchange Commission of 1934, as amended, consisting of three independent directors pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended: Mr. Fred Stewart, Mr. Mark Lievonen and Mr. Robert Schultz, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Mr. Stewart is presently the Chair of the Audit Committee.  Each Audit Committee member is financially literate.

Mandate of the Audit Committee

This Mandate was reviewed and approved by the Company’s board of directors on March 13, 2013.

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

(m)	The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

5.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 13, 2013.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2012	2011	2010
Research and development	14	17	13
Operating	9	8	4
Total	23	25	17

Geographic location	2012	2011	2010
Canada	16	18	15
United States of America	4	5	2
Other	3	2	—
Total	23	25	17

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 22, 2013.

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (3)
Officers
Bradley Thompson	662,900	**	59,000	3.33	August 5, 2013
			80,000	4.50	December 11, 2013
			30,000	8.10	May 28, 2014
			350,000	5.00	December 9, 2014
			149,160	2.22	December 12, 2017
			50,000	3.06	December 8, 2019
			215,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			240,000	3.89	December 14, 2021
			240,000	4.21	December 17, 2022
			1,431,160			2.30%
Matthew Coffey	288,550	**	10,000	2.00	December 13, 2012(4)
			53,500	3.33	August 5, 2013
			40,000	4.50	December 11, 2013
			20,000	8.10	May 28, 2014
			180,000	5.00	December 9, 2014
			33,333	2.22	December 12, 2017
			30,000	3.06	December 8, 2019
			115,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			125,000	3.89	December 14, 2021
			125,000	4.21	December 17, 2022

			749,833			1.14%
Kirk Look	26,400	**	45,000	1.65	April 4, 2013
			15,000	8.10	May 28, 2014
			15,000	5.00	December 9, 2014
			4,700	2.25	December 15, 2016
			9,000	2.22	December 12, 2017
			10,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			200,000	2.00	November 13, 2022
			40,000	4.21	December 17, 2022
			398,700			**
Mary Ann Dillahunty	2,201	**	100,000	3.28	February 1, 2017
			16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			45,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			231,667			**
George Gill	32,000	**	17,000	3.33	August 5, 2013
			40,000	4.50	December 11, 2013
			7,500	8.10	May 28, 2014
			12,500	5.00	December 9, 2014
			16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			40,000	4.21	December 17, 2022
			208,667			**
Alan Tuchman	100	**	7,500	3.33	August 5, 2013
			2,500	4.50	December 11, 2013
			5,000	5.00	December 9, 2014
			10,000	2.85	May 11, 2020
			50,000	2.32	October 1, 2022
			15,000	4.21	December 17, 2022
			90,000			**
Directors
Robert Schultz	20,000	**	34,000	3.33	August 5, 2013
			10,000	4.50	December 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			50,000	3.13	July 28, 2020

			60,000	6.72	December 14, 2020
			9,000	4.31	July 27, 2021
			70,000	3.89	December 31, 2021
			60,000	4.21	December 17, 2022
			365,500			**

Fred Stewart	59,000	**	21,000	3.33	August 5, 2013
			10,000	4.50	December 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			45,000	6.72	December 14, 2020
			9,000	4.31	July 27, 2021
			55,000	3.89	December 14, 2021
			45,000	4.21	December 17, 2022
			247,500			**

Jim Dinning	30,000	**	50,000	6.90	March 29, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			222,500			**
Mark Lievonen	3,000	**	50,000	9.38	April 5, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			222,500			**
William Cochrane	54,700	**	4,000	3.33	August 5, 2013
			10,000	4.50	December 11, 2013
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019

			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			176,500			**
Ed Levy	21,300	**	50,000	4.10	May 16, 2016
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			185,000			**
Ger van Amersfoort	16,000	**	50,000	3.60	June 15, 2016
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			185,000			**
TOTAL:	1,216,151		4,714,527
** Less than 1% ownership

Notes:

1)	Based on 76,710,285 common shares issued and outstanding on December 31, 2012.

2)	Options exercisable to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted share outstanding of 91,139,607.

4)
These options are currently captured by the Company's trading policy and associated blackout provisions.  The expiry date of these options will be set at 10 trading days after the blackout period which is expected to occur in June 2013.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, at March 22, 2013, we have the following shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights attached to all our outstanding common shares:

Name of Shareholder	Total Number of Common Shares Held	Percentage of Outstanding %
Acuity Investment Management Inc. (1)	12,454,250	14.69%
Note:
1) Based on the Form 13F-HR/A filed by Acuity Investment Management Inc. dated January 23, 2013.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no material changes in the ownership of the Company’s shares by Acuity Investment Management Inc.

Voting Rights

There are no differences between the voting rights of Acuity Investment Management Inc. and all other common shareholders.

Shares Held in the United States

The following table indicates, as of March 21, 2013, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of U.S. Holders of Record	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
194	84,758,818	53	14,379,080	16.96%

Change of Control

As of March 22, 2013, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).  Since the beginning of the fiscal year ended December 31, 2012 up to March 22, 2013, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX and on the NASDAQ Capital Market under the symbol "ONC" and “ONCY”, respectively. The last reported sales price of our common shares on March 21, 2013 on the TSX was Cdn$3.24 and on the NASDAQ Capital Market was US$3.13.  The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated.

	Common Shares
	NASDAQ		TSX
	High	Low	High	Low
2008	2.31	1.06	2.50	1.23
2009	3.80	1.14	4.10	1.41
2010	7.00	2.15	6.95	2.05
2011	6.70	3.35	6.65	3.42
2012	5.58	1.72	5.59	1.70

2011
Quarter 1	6.70	5.65	6.65	5.60
Quarter 2	6.38	5.20	6.24	5.12
Quarter 3	5.49	3.40	5.50	3.42
Quarter 4	4.85	3.35	4.85	3.51

2012
Quarter 1	5.58	3.99	5.59	4.02
Quarter 2	4.41	3.14	4.38	3.25
Quarter 3	3.80	2.33	3.87	2.31
Quarter 4	3.92	1.72	3.99	1.70
September	2.88	2.33	2.82	2.31
October	2.30	2.05	2.25	2.01
November	2.39	1.72	2.32	1.70
December	3.92	2.04	3.99	2.00

2013
January	4.16	3.46	4.07	3.41
February	4.70	3.61	4.75	3.57
March (1 – 21)	3.45	2.99	3.55	3.07

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of our common shares.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of common shares.
In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax, or non-U.S. tax consequences to U.S. Holders relating to the acquisition, ownership, and disposition of common shares.
Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of common shares. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), U.S. court decisions, published IRS rulings, published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect, as of the date of this annual report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis and could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (g) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of our outstanding shares. The summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) certain U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders and others that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors.
If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences applicable to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of common shares.
Passive Foreign Investment Company Rules
If we were a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which we are classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.
PFIC Status
We generally will be a PFIC if, for any tax year, (a) 75% or more of our gross income for such tax year is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).
For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the income test and asset test, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person,” to the extent such items are properly allocable to the income of such related person that is not passive income. Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.
We believe we were a PFIC for one or more prior taxable years, and based on current business plans and financial projections, we expect that we will be a PFIC for the current taxable year and for the foreseeable future. The determination of whether we were (or a Subsidiary PFIC was), or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether we (or a Subsidiary PFIC) will be a PFIC for any tax year depends on our assets and income (and each Subsidiary PFIC's assets and income) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this annual report. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning our PFIC status or that we (and each Subsidiary PFIC) were not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding our PFIC status and the status of each Subsidiary PFIC.

Default PFIC Rules
If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder is eligible to make and actually makes an election to treat us (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” (a “QEF Election”) or has made a “mark-to-market election” (a “Mark-to-Market Election”) with respect to common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.
A Non-Electing U.S. Holder will be subject to the default PFIC rules with respect to (a) any gain recognized on the sale or other taxable disposition (including a pledge) of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the shorter of the three preceding tax years or a U.S. Holder's holding period for the common shares).
Any gain recognized on the sale or other taxable disposition of common shares of a PFIC (including an indirect disposition of offered shares of a Subsidiary PFIC), and any excess distribution received on such common shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated over a Non-Electing U.S. Holder's holding period for the common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the first taxable year in which the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge generally applicable to the underpayments of tax would be imposed in respect of the tax attributable to each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.
If a Non-Electing U.S. Holder holds common shares during any tax year which we are a PFIC, such Non-Electing U.S. Holder's common shares will be treated as equity in a PFIC, regardless of whether we cease to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to common shares if we cease to be a PFIC and the Non-Electing

U.S. Holder makes a “deemed sale” election with respect to its common shares. If such election is made, the U.S. Holder will be deemed to have sold such common shares on the last day of the last tax year for which we were a PFIC, and such U.S. Holder will recognize gain from such deemed sale (which will be taxed as discussed above). After the deemed sale election, a Non-Electing U.S. Holder's common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
QEF Election
A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the default PFIC rules discussed above with respect to its common shares. However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder's holding period for the common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.
A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election by the U.S. Holder. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which we qualify as a PFIC. The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF Election, a U.S. Holder must receive certain information from us.
We will make available to each U.S. Holder that has made a QEF Election, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1 (g) (or any successor Treasury Regulation) and use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company. We may elect to provide such information to U.S. Holders through our website. Because we may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that we are a PFIC and a U.S. Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC. With respect to Subsidiary PFICs for which we do not or the U.S. Holders do not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the default PFIC rules discussed above. A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the common shares, over (b) the fair market value of such common shares as of the close of such tax year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Any distributions we made would be subject to the rules discussed below under “U.S. Federal

Income Tax Consequences of the Acquisition, Ownership, and Disposition of common shares-Distributions on common shares”.
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
Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.
Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.
The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.
U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of common shares
The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules”.
Distributions on common shares
Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including constructive distribution, with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. See “Sale or Other Taxable Disposition of common shares” below. However, we do not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”.
Subject to applicable limitations, dividends paid with respect to the common shares to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. Since we expect to be classified as a PFIC for the foreseeable future, dividends received on common shares generally are expected not to be considered “qualified dividend income,” and thus are not expected to be eligible for the preferential tax rates applicable to long-term capital gains for the foreseeable future. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of common shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. While gain or loss recognized on such sale or other disposition generally would be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year, the PFIC rules discussed above may render such gain ordinary income. Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's “foreign source” taxable income bears to such U.S. Holder's worldwide taxable income for the same tax year. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”.
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
Receipt of Foreign Currency
The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Additional Tax on Passive Income
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
Information Reporting; Backup Withholding Tax
Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of the common shares may be subject to information reporting and backup withholding tax, at the current rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. social security or other taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails under certain circumstances to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.
Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 210 – 1167 Kensington Crescent, NW, Calgary, Alberta, Canada, T2N 1X7, Attention:  Kirk Look.  Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolytics.ca.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2012, the Company’s internal control over financial reporting was effective based on those criteria.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2012.  In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2012.   Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

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

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics for our CEO, CFO and Accounting Officer that applies to our CEO, CFO, and Controller.  A copy of this Code of Ethics may be found on the Company’s website at http://www.oncolyticsbiotech.com.  Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 210 – 1167 Kensington Crescent, NW, Calgary, Alberta, Canada, T2N 1X7, Attention:  Kirk Look  Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolyticsbiotech.com.

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2012. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2012.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2012, 2011, and 2010, Ernst & Young LLP received the following fees:

	2012	2011	2010
Item	$	$	$
Audit fees	125,370	181,709	190,448
Audit-related fees (1),(3)	83,068	107,085	65,994
Tax fees (2)	18,912	32,147	26,041
All other fees (4)	—	—	23,675

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.

2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.

3)	Includes fees associated with matters relating to the provision of a consent letter for various filings.

4)	Includes fees associated with the adoption of International Financial Reporting Standards and the expansion of our corporate structure.

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

None.
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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-25.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Material Contracts
4.1(b)	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2(c)	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3(c)	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6(c)	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7(c)	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8(c)	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10(d)	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12(d)	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13(d)	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14(d)	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15(d)	Executive Employment Agreement, dated January 26, 2009, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16(d)	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17(e)	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.18(f)	Employment Agreement, dated January 1, 2011 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.19(f)	Executive Employment Agreement, dated November 10, 2011 between the Company and its Senior Vice President of Clinical Development and Chief Medical Officer, Gerard T. Kennealey.
4.20	Executive Employment Agreement, dated March 22. 2013, between the Company and its Chief Operating Officer, Matthew Coffey
4.21	Executive Employment Agreement, dated September 27, 2012, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.22	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Financial Officer, Kirk Look
4.23	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Executive Officer, Bradley Thompson

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2012
15.2	Consent of Ernst & Young LLP

(a)  Previously filed with the SEC on Form 20-F dated June 14, 2002
(b) Previously filed with the SEC on Form 20-F dated June 27, 2003
(c)  Previously filed with the SEC on Form 20-F dated March 23, 2008
(d) Previously filed with the SEC on Form 20-F dated March 6, 2009.
(e) Previously filed with the SEC on Form 20-F dated March 24, 2011.
(f) Previously filed with the SEC on Form 20-F dated March March 23, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 22, 2013

ONCOLYTICS BIOTECH INC.

/s/ Brad Thompson	/s/ Kirk Look
Brad Thompson, Ph.D	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2012 and 2011

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

/s/ Brad Thompson	/s/ Kirk Look

Brad Thompson, Ph.D	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2012 and 2011, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.'s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2013 expressed an unqualified opinion on Oncolytics Biotech Inc.'s internal control over financial reporting.

Calgary, Canada March 13, 2013	Chartered Accountants

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.'s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2012 and 2011 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012 and our report dated March 13, 2013 expressed an unqualified opinion thereon.

Calgary, Canada March 13, 2013	Chartered Accountants

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2012 $	December 31, 2011 $
Assets
Current assets
Cash and cash equivalents	5	19,323,541	32,918,751
Short-term investments	5	1,969,228	1,936,787
Accounts receivable		44,979	55,392
Prepaid expenses		331,094	721,576
Total current assets		21,668,842	35,632,506
Non-current assets
Property and equipment	6	409,248	392,111
Total non-current assets		409,248	392,111

Total assets		22,078,090	36,024,617
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		7,291,310	6,504,238
Total current liabilities		7,291,310	6,504,238
Commitments and contingencies	10, 11, 16 and 17
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2012 – 76,710,285 December 31, 2011 – 71,251,335	7	198,155,091	177,282,566
Warrants	7	376,892	2,653,627
Contributed surplus	7, 8	24,126,265	21,142,519
Accumulated other comprehensive loss		(57,115)	(117,501)
Accumulated deficit		(207,814,353)	(171,440,832)
Total shareholders’ equity		14,786,780	29,520,379
Total liabilities and equity		22,078,090	36,024,617
See accompanying notes

On behalf of the Board:
/s/ Fred Stewart	/s/ Bob Schultz
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2012 $	2011 $	2010 $
Expenses
Research and development	8, 19, 20	31,402,625	23,386,685	13,882,565
Operating	8, 19, 20	5,285,425	5,334,582	6,003,870
Loss before the following		(36,688,050)	(28,721,267)	(19,886,435)
Write down of asset available for sale	21	—	(735,681)	—
Change in fair value of warrant liability		—	36,000	(4,841,949)
Interest		345,003	416,247	76,934
Loss before income taxes		(36,343,047)	(29,004,701)	(24,651,450)
Income tax expense	12	(30,474)	(40,000)	(7,611)
Net loss		(36,373,521)	(29,044,701)	(24,659,061)
Other comprehensive gain (loss) - translation adjustment		60,386	39,159	(156,660)
Net comprehensive loss		(36,313,135)	(29,005,542)	(24,815,721)
Basic and diluted loss per common share	9	(0.48)	(0.41)	(0.39)
Weighted average number of shares (basic and diluted)		76,102,062	70,911,526	62,475,403
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at January 1, 2010	131,908,274	2,437,460	13,734,743	—	(117,737,070)	30,343,407

Net loss and comprehensive loss	—	—	—	(156,660)	(24,659,061)	(24,815,721)
Issue of common shares, public offering	22,639,719	4,120,201	—	—	—	26,759,920
Exercise of warrants	787,508	(11,009)	—	—	—	776,499
Exercise of stock options	104,109	—	(24,295)	—	—	79,814
Expired warrants	—	(2,438,000)	2,438,000	—	—	—
Share based compensation	—	—	3,251,041	—	—	3,251,041
As at December 31, 2010	155,439,610	4,108,652	19,399,489	(156,660)	(142,396,131)	36,394,960

Net loss and comprehensive income	—	—	—	39,159	(29,044,701)	(29,005,542)
Exercise of warrants	21,487,080	(1,455,025)	—	—	—	20,032,055
Exercise of stock options	355,876	—	(62,473)	—	—	293,403
Share based compensation	—	—	1,805,503	—	—	1,805,503
As at December 31, 2011	177,282,566	2,653,627	21,142,519	(117,501)	(171,440,832)	29,520,379

Net loss and comprehensive income	—	—	—	60,386	(36,373,521)	(36,313,135)
Issued, pursuant to a bought deal financing	19,386,903	376,892	—	—	—	19,763,795
Expiry of warrants	—	(2,653,627)	2,653,627	—	—	—
Exercise of stock options	1,485,622	—	(400,632)	—	—	1,084,990
Share based compensation	—	—	730,751	—	—	730,751
As at December 31, 2012	198,155,091	376,892	24,126,265	(57,115)	(207,814,353)	14,786,780
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2012 $	2011 $	2010 $

Operating Activities
Net loss for the year		(36,373,521)	(29,044,701)	(24,659,061)
Amortization - property and equipment		109,275	92,590	63,156
Share based compensation	8, 19, 20	730,751	1,805,503	3,251,041
Change in fair value of warrant liability		—	(36,000)	4,841,949
Write down of asset available for sale		—	735,681	—
Unrealized foreign exchange loss	19	89,890	115,234	343,821
Net change in non-cash working capital	15	1,187,967	3,790,510	(1,717,978)
Cash used in operating activities		(34,255,638)	(22,541,183)	(17,877,072)
Investing Activities
Acquisition of property and equipment	6	(126,412)	(257,790)	(81,846)
Acquisition of investment	21	—	—	(51,681)
Redemption (purchase) of short-term investments	5	(32,441)	1,672,459	(1,929,309)
Cash provided by (used in) investing activities		(158,853)	1,414,669	(2,062,836)
Financing Activities
Proceeds from exercise of stock options and warrants	7, 8	1,084,990	14,824,658	528,211
Proceeds from public offering	7	19,763,795	—	26,759,921
Cash provided by financing activities		20,848,785	14,824,658	27,288,132
Increase (decrease) in cash		(13,565,706)	(6,301,856)	7,348,224
Cash and cash equivalents, beginning of year		32,918,751	39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents		(29,504)	(76,075)	(500,481)
Cash and cash equivalents, end of year		19,323,541	32,918,751	39,296,682
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our consolidated financial statements for the year ended December 31, 2012, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 13, 2013. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
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

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries (Oncolytics Biotech (Barbados) Inc., Oncolytics Biotech (US) Inc., and Oncolytics Biotech (UK) Inc. and are presented in Canadian dollars, our functional currency.
The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

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
Share based payments
Stock option plan
We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”). Under the Plan, the exercise price of each option is set at equal to or higher than the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant. Exercised stock options are settled with common shares issued from treasury.

We use the fair value based method of accounting for stock option awards granted under the Plan. We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option's vesting period. Share based payments to non-employees are measured at the date we obtain the goods or the date the counterparty renders the service.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

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

Offsetting Financial Assets and Liabilities
In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation. The amendments are intended to clarify certain aspects of the existing guidance on offsetting financial assets and financial liabilities due to the diversity in application of the requirements on offsetting. The IASB also amended IFRS 7 to require disclosures about all recognized financial instruments that are set off in accordance with IAS 32. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendments to IAS 32 are effective for annual periods beginning on or after Jan. 1, 2014. We are currently assessing the impact of adopting the IAS 32 amendments on our consolidated financial statements. The new offsetting disclosures are required for annual or interim periods beginning on or after Jan. 1, 2013, and are expected to be included in our March 31, 2013 interim reporting period. The amendments need to be provided retrospectively to all comparative periods.

Note 4: Significant Judgments, Estimates and Assumptions
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
Share based payments and warrants
We measure our share based payment expense and our warrant value by reference to the fair value of the stock options at the date at which they are granted. Estimating fair value for granted stock options and warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share based payment expense and for the warrants for the year along with the assumptions and model used for estimating fair value for share based compensation transactions are disclosed in notes 7 and 8.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

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

Note 5: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $15,058,729 (December 31, 2011 - $31,328,312).  The current annual interest rate earned on these deposits is 1.28% (December 31, 2011 – 1.11%).

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

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2012
Short-term investments	1,969,228	1,969,228	—	1,969,228	1,969,228	1.64%
December 31, 2011
Short-term investments	1,936,787	1,936,787	—	1,936,787	1,936,787	1.68%

Fair value is determined by using published market prices provided by our investment advisor.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2010	107,471	339,074	117,357	37,236	139,616	740,754
Additions	36,788	120,120	29,633	18,866	52,383	257,790
As at December 31, 2011	144,259	459,194	146,990	56,102	191,999	998,544
Additions	44,280	46,001	23,035	21,953	(8,857)	126,412
As at December 31, 2012	188,539	505,195	170,025	78,055	183,142	1,124,956

Amortization
As at December 31, 2010	59,329	213,744	79,024	28,813	132,933	513,843
Amortization for the year	9,817	61,770	6,561	2,466	11,976	92,590
As at December 31, 2011	69,146	275,514	85,585	31,279	144,909	606,433
Amortization for the year	18,358	62,747	9,947	7,561	10,662	109,275
As at December 31, 2012	87,504	338,261	95,532	38,840	155,571	715,708

Net book value
As at December 31, 2012	101,035	166,934	74,493	39,215	27,571	409,248
As at December 31, 2011	75,113	183,680	61,405	24,823	47,090	392,111

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 7: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $	Liability Amount $
Balance, January 1, 2010	61,549,969	131,908,274	4,255,000	2,437,460	1,023,051

Issued for cash pursuant to November 8, 2010 bought deal financing (a)	6,256,000	22,639,719	3,503,360	4,120,202	—
Exercise of warrants	119,900	787,508	(119,900)	(11,010)	(328,200)
Expired warrants	—	—	(2,300,000)	(2,438,000)	—
Exercise of stock options	32,433	104,109	—	—	—
Revaluation of warrant liability	—	—	—	—	4,841,949
Balance, December 31, 2010	67,958,302	155,439,610	5,338,460	4,108,652	5,536,800

Exercise of US$3.50 warrants	1,833,600	11,897,142	(1,833,600)	—	(5,500,800)
Exercise of warrants	1,322,750	9,589,938	(1,322,750)	(1,455,025)	—
Exercise of stock options	136,683	355,876	—	—	—
Expired warrants	—	—	(12,000)	—	(36,000)
Balance, December 31, 2011	71,251,335	177,282,566	2,170,110	2,653,627	—

Exercise of stock options	393,200	1,485,622	—	—	—
Issued for cash, pursuant to February 8, 2012 bought deal financing (b)	5,065,750	21,276,150	303,945	376,892	—
Expired warrants	—	—	(2,170,110)	(2,653,627)	—
Share issue costs	—	(1,889,247)	—	—	—
Balance, December 31, 2012	76,710,285	198,155,091	303,945	376,892	—

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

(b)
Pursuant to a bought deal financing, we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 expiring on February 8, 2014 ("Broker Warrants"). The fair value of the Broker Warrants was $376,892 ($1.24 per Broker Warrant) and has been included in the share issue costs of the financing. The fair value was determined using the Black Scholes Option Pricing Model.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

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
As at December 31, 2012, our warrant liability is $nil (December 31, 2011 - $nil) as these warrants were either exercised or expired on January 24, 2011.
Warrants - equity
The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued:

2012

Risk-free interest rate	1.09%
Expected hold period to exercise (years)	2.00
Volatility in the price of the Company's shares	52.28%
Dividend yield	Zero
The following table summarizes our outstanding warrants as at December 31, 2012:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$4.20	—	303,945	—	—	303,945	1.08
$4.60	375,360	—	—	(375,360)	—	—
6.15	1,794,750	—	—	(1,794,750)	—	—
	2,170,110	303,945	—	(2,170,110)	303,945	1.08

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 8: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2012		2011		2010
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	5,677,577	4.35	4,703,760	4.53	3,936,543	4.72
Granted during the year	1,155,500	3.57	1,325,000	4.21	1,183,000	5.73
Forfeited during the year	(274,500)	5.10	(15,500)	5.66	(8,350)	4.10
Expired during the year	(240,000)	3.90	(199,000)	8.35	(375,000)	10.56
Exercised during the year	(393,200)	2.76	(136,683)	2.15	(32,433)	2.46
Outstanding, end of the year	5,925,377	4.31	5,677,577	4.37	4,703,760	4.53
Options exercisable, end of the year	5,744,044	4.37	5,384,911	4.35	4,654,926	4.54
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2012:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	888,627	6.5	2.14	718,627	2.16
$2.70 - $3.89	1,917,000	6.9	3.52	1,911,167	3.53
$4.00 - $5.92	2,090,750	5.2	4.60	2,085,250	4.60
$6.72 - $9.76	1,029,000	6.4	7.04	1,029,000	7.04
	5,925,377	6.2	4.31	5,744,044	4.37
Non-exercisable options vest annually over periods ranging from one to three years. We have reserved 7,475,741 common shares for issuance relating to outstanding stock options.
Compensation expense related to options granted to employees, directors and consultants for the year ended December 31, 2012 was $730,751 (2011 - $1,805,503; 2010 - $3,251,041 ).
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

	2012	2011	2010

Risk-free interest rate	1.15%	1.31%	1.85%
Expected hold period to exercise	2.13 years	3.35 years	3.0 years
Volatility in the price of the Company's shares	56.58%	57.28%	71%
Rate of forfeiture	—%	—%	—%
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.80	$1.74	$2.76
We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 9: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2012 of 76,102,062 (2011 - 70,911,526; 2010 - 62,475,403). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments totaling $8,552,656 during 2013 for activities related to our clinical trial program and collaborations.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:

Amount $
2013	91,332
2014	94,888
2015	97,428
2016	40,595
324,243

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

Note 11: Contingencies

Assumption Agreement

During 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

As of December 31, 2012, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

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

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2012, we estimate that the accumulated work in kind totals approximately $301,000.

Note 12: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2012	2011	2010
Loss before income taxes	(36,343,047)	(29,004,701)	(24,651,450)
Statutory Canadian corporate tax rate	25.00%	26.50%	28.00%
Anticipated tax recovery	(9,085,762)	(7,686,246)	(6,902,406)
Foreign jurisdiction tax rate difference	7,218,015	5,797,338	3,431,667
Employee stock based compensation	182,688	478,458	910,291
Write down of asset available for sale	—	97,478	—
Revaluation of the fair value of the warrant liability	—	(9,540)	1,355,746
Change in tax rate	(686,250)	64,163	124,696
Adjustment to opening tax pools	24,534	145,990	(242,261)
Other permanent differences	243,324	(144,093)	(306,943)
Change in deferred tax benefits deemed not probable to be recovered	2,133,925	1,296,452	1,636,821
Deferred income tax recovery	—	—	—
Current income taxes	30,474	40,000	7,611

As at December 31, 2012, we have non-capital losses for income tax purposes in Canada of approximately $40,774,000 which are available for application against future taxable income and expire in 2026 ($9,809,000), 2027 ($12,170,000), 2029 ($4,009,000), 2030 ($4,774,000), 2031 ($5,229,000), and 2032 (4,783,000).  As at December 31, 2012, we have non-refundable federal investment tax credits of approximately $3,987,000 which are available to reduce future taxes payable.  We have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

$18,559,000 over an indefinite future period.  We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2012	2011	2010
	$	$	$
Net operating losses carried forward	11,874,273	9,569,715	8,251,442
Scientific research and experimental development	4,639,667	4,528,214	4,408,673
Investment tax credits	3,075,619	2,990,243	3,078,664
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,764,604	1,049,984	994,220
Share issue costs	635,495	592,848	939,502
Net capital losses carried forward	7,035	91,960	—
Unrecognized deferred tax asset	21,996,693	18,822,964	17,672,501

Note 13: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2012	2011
	$	$
Cash and cash equivalents	19,323,541	32,918,751
Short-term investments	1,969,228	1,936,787
Shareholders’ equity	14,786,780	29,520,379

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

On July 3, 2012, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  Our renewed Base Shelf expires on August 3, 2014.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2012.

Note 14: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values.

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

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2012 by approximately $125,262.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2012 by approximately $163,104. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2012 by approximately $729,178 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2012 are as follows:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	3,160,494	53,612	21,715
Accounts payable	(1,199,092)	(57,909)	(135,328)
	1,961,402	(4,297)	(113,613)

 Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 13.  Accounts payable are all due within the current operating period.

Note 15: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2012 $	2011 $	2010 $
Change in:
Accounts receivable	10,413	229,596	(220,201)
Prepaid expenses	390,482	(442,642)	228,474
Accounts payable and accrued liabilities	787,072	4,003,556	(1,726,251)
Change in non-cash working capital related to operating activities	1,187,967	3,790,510	(1,717,978)

Other Cash Flow Disclosures

	2012 $	2011 $	2010 $
Cash interest received	341,503	416,247	76,934
Cash taxes paid	22,800	3,094	7,611

Note 16: Alberta Heritage Loan

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research.  Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

Note 17: Indemnification of Officers and Directors

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 18: Economic Dependence

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

Note 19: Other Expenses and Adjustments

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

	2012 $	2011 $	2010 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	(123,749)	56,721	(153,795)
Unrealized non-cash foreign exchange loss	89,890	115,234	343,821
Non-cash share based compensation	406,129	1,137,467	1,500,730

Included in operating expenses
Amortization of property and equipment	109,275	92,950	63,156
Non-cash share based compensation	324,622	668,036	1,750,311
Office minimum lease payments	88,792	69,197	89,430

Note 20: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2012 $	2011 $	2010 $
Short-term employee benefits	2,544,285	2,570,064	2,245,396
Share-based payments	809,381	1,444,260	2,854,500
	3,353,666	4,014,324	5,099,896

Note 21: Asset Held for Sale
In 2009, we acquired all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

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

Note 22: Subsequent Event

On February 25, 2013, we closed an underwritten public offering whereby we issued 8,000,000 common shares at a price of US$4.00 per common share for gross proceeds of $32,000,000.