Form 20-F
period 2013-12-31
ONCOLYTICS BIOTECH INC
filed 2014-03-19
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2013
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 84,803,818 common shares as at December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to being subject to government manufacturing and testing regulations;

•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential products liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to our dependence on third party relationships for research and clinical trials;

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to other third-party arrangements;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	risks related to our status as a foreign private issuer;

•	risk related to possible “passive foreign investment company” status;

•	risks related to fluctuations in interest rates; and

•	risks related to our common shares.

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

	Canadian Dollars Per One U.S. Dollar
	2013	2012	2011	2010	2009
Average for the period	1.0299	0.9996	0.9893	1.0299	1.1420

For the Month of
	February 2014	January 2014	December 2013	November 2013	October 2013	September 2013
High for the period	1.0940	1.0589	1.0573	0.9815	1.0271	1.0201
Low for the period	1.1112	1.1225	1.0737	1.0629	1.0496	1.0549

Exchange rates are based on the Bank of Canada nominal noon exchange rates.   The nominal noon exchange rate on March 18, 2014 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.1086.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the four years ended December 31, 2013 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2013	2012	2011	2010
	$	$	$	$
Revenues	—	—	—	—
Net loss(1), (3), (4)	(23,532,647)	(36,373,521)	(29,044,701)	(24,659,061)
Net comprehensive loss	(23,395,834)	(36,313,135)	(29,005,542)	(24,815,721)
Basic and diluted loss per share(2)	(0.28)	(0.48)	(0.41)	(0.39)
Total assets(2)	28,222,027	22,078,090	36,024,617	44,432,442
Shareholders’ equity(2)	22,213,366	14,786,780	29,520,379	36,394,960
Cash dividends declared per share(5)	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	83,530,981	76,102,062	70,911,526	62,475,403
Notes:

1)	Included in net loss and net loss per share for the year ended December 31, 2013 is stock based compensation expense of $424,384 (2012 - $730,751; 2011 - $1,805,503; 2010 - $3,251,041).

2)
We issued 8,093,533 common shares for net cash proceeds of $30,398,036 in 2013 (2012 - 5,458,950 common shares for net cash proceeds of $20,848,785; 2011 - 3,293,033 common shares for net cash proceeds of $14,824,658; 2010 - 6,408,333 common shares for net cash proceeds of $27,288,132).

3)
Included in the net loss and net loss per share for the year ended December 31, 2013 is change in fair value of warrant liability of $nil (2012 change in fair value of warrant liability gain of $nil; 2011 - change in fair value of warrant liability loss of $36,000; 2010 change in fair value of warrant liability loss of $4,841,949).

4)	Included in net loss and net loss per share for the year ended December 31, 2013 is a write down of asset available for sale of $nil (2012 - $nil; 2011 - $735,681; 2010 - $nil).

5)	We have not declared or paid any dividends since incorporation.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Investment in our common shares ("Common Shares") involves a degree of risk. These risks should be carefully considered before any investment decision is made. The following are some of the key risk factors generally associated with our business. However, the risks described below are not the only ones that we face. Additional risks not currently known to us, or that we currently deem immaterial, may also impair our business operations.

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

Our primary activity to date has been research and development and we have no experience in marketing or commercializing products. We will likely rely on third parties to market our products, assuming that they receive regulatory approvals. If we rely on third parties to market our products, the commercial success of such product will be subject to a number of risks that may be outside of our control, including:

•	competition in relation to alternative treatments, including efficacy advantages and cost advantages;

•	perceived ease of use;

•	the availability of coverage or reimbursement by third-party payors;

•	uncertainties regarding marketing and distribution support; and

•	distribution or use restrictions imposed by regulatory authorities.

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

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2013, we had an accumulated deficit of $231.3 million and we incurred net losses of $23.5 million, $36.4 million and $29.0 million for the years ended December 31, 2013, 2012, and 2011, respectively. We anticipate that we will continue to incur significant losses during 2014 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
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

As of December 31, 2013, we had cash and cash equivalents (including short-term investments) of $27.2 million and working capital of approximately $21.7 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) and equivalent Canadian legislation. SOX requires an annual assessment by management of the effectiveness of the Company’s internal controls over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the common shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal controls over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting.

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

The Company is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2013, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for subsequent taxable years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  For each taxable year that the Company qualifies as a PFIC, the Company will make available to each U.S. Holder that has made a QEF Election, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Our operations may be adversely affected by disruptions to our information technology ("IT") systems, including disruptions from cybersecurity breaches of our IT infrastructure.
We rely on information technology networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for a variety of functions, including financial reporting, data management, and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems to sophisticated and targeted measures known as advanced persistent threats. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins and similar disruptions. If we or our vendors are unable (or are perceived as unable) to prevent such outages and breaches, our operations may be disrupted and our business reputation could be adversely affected.
We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats.

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

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes clinical trials which we sponsor directly along with Third Party Clinical Trials. Third Party Clinical Trials are clinical trials that are being sponsored by other institutions. As of the end of 2013, the U.S. National Cancer Institute (“NCI”), the University of Leeds and the Cancer Therapy & Research Center at the University of Texas Health Center in San Antonio (“CTRC”) and the National Cancer Institute of Canada ("NCIC") were sponsoring part of our clinical trial program.  Our clinical trial program has included human trials using REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Clinical Trial Chart

The following chart shows our clinical trials along with the status for each as at December 31, 2013:

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
IND 213 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Paclitaxel	Phase II Metastatic Breast Cancer	Canada	Ongoing
IND 211 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Docetaxel or Pemetrexed	Phase II Metastatic Non-Small Cell Lung Cancer	Canada	Ongoing
INC 210 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with FOLFOX-6 Plus Bevacizumab (Avastin®) versus FOLFOX-6 Plus Bevacizumab alone	Phase II Metastatic Colorectal Cancer	Canada	Ongoing
IND 209 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Docetaxel or Pemetrexed	Phase II Recurrent or Metastatic Castration Resistant Prostate Cancer	Canada	Ongoing
OSU-11148 (NCI Trial)	Intravenous Administration of REOLYSIN	Phase I Relapsed Multiple Myeloma	United States	Ongoing
OSU-10045 (NCI Trial)	REOLYSIN® in Combination with Paclitaxel and Carboplatin	Phase II Metastatic Pancreatic Cancer	United States	Ongoing
COG-ADVL1014 (NCI / COG Trial)	Intravenous Administration of REOLYSIN® in Combination with Cyclophosphamide	Phase I Pediatric Patients with Relapsed or Refractory Solid Tumors	United States	Ongoing
GOG-0186H (NCI / GOG Trial)	Intravenous Administration of REOLYSIN in Combination with Paclitaxel for Patients with Persistent or Recurrent Ovarian Cancer	Phase II ovarian cancer	United States	Ongoing
REO 022	Intravenous administration in combination with FOLFIRI	Phase I colorectal cancer	United States	Ongoing
REO 021	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II squamous cell carcinoma lung cancer	United States	Ongoing
REO 020	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II metastatic melanoma	United States	Ongoing
REO 018	Intravenous administration in combination with paclitaxel and carboplatin	Phase III squamous cell carcinoma of the head and neck	International	Ongoing
REO 017	Intravenous administration in combination with gemcitabine (sponsored by the CTRC)	Phase II advanced pancreatic cancer	United States	Ongoing
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Ongoing
REO 015	Intravenous administration in combination with paclitaxel and carboplatin	Phase II head and neck	United States	Complete
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Complete
REO 013 Brain	Intravenous administration prior to surgical resection	Phase I recurrent high grade primary or metastatic brain tumours	United Kingdom	Ongoing

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 013	Intravenous administration monotherapy (sponsored by University of Leeds)	Translational metastatic colorectal	United Kingdom	Complete
Mayo-MC0672 NCI Trial	Intravenous administration monotherapy (NCI)	Phase II melanoma	United States	Complete
OSU-07022 NCI Trial	Intravenous and intraperitoneal administration monotherapy (NCI)	Phase I/II ovarian	United States	Ongoing
REO 012	Intravenous administration in combination with cyclophosphamide	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	Phase I/II melanoma, lung, ovarian	United Kingdom	Complete
REO 010	Intravenous administration in combination with docetaxel	Phase I/II bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Complete
REO 009	Intravenous administration in combination with gemcitabine	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Complete
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Complete
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 005	Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 369 issued patents including 53 issued U.S. patents.  We also have numerous patent applications filed in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Post-Marketing Regulations

Once approved, regulatory agencies may withdraw the product approval if compliance with pre- and/or post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, they may require post-marketing studies, referred to as Phase 4 studies, to monitor the effect of an approved product, and may limit further marketing of the product based on the results of these post-market studies. The FDA and other foreign regulatory agencies have broad post-

market regulatory and enforcement powers, including the ability to levy fines and penalties, suspend or delay issuance of approvals, seize or recall products, or withdraw approvals.

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

Market and Competition

According to estimates for 2014 from the American Cancer Society, 1.67 million Americans are expected to be diagnosed with cancer in the year, and 585,720 Americans are forecast to die of cancer.  In the United States cancer accounts for 25% of all deaths, second only to heart disease.  In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3 (Source: American Cancer Society's Cancer Facts & Figures 2014). In the developed world alone, it is estimate by the World Health Organziation that at least 2.6 million patients per year die of cancers that have metastasized (Source: World Health Organization's World Cancer Report 2008).

The costs of this disease state are also significant.  The global cancer market was estimated to be $77 billion in 2011 and is expected to rise to $105 billion in 2016 (Source; Cowen Therapeutic Categories Outlook, October 2011). In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2014 that the National Institute of Health estimated the 2008 cost for cancer treatment were $216.6 billion.  Of this figure, $86.6 billion can be attributed to direct patient costs (Source: American Cancer Society's Cancer Facts & Figures 2014).

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

On December 31, 2013, we had two wholly-owned subsidiaries; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company, and Valens Pharma Ltd.  In addition, Oncolytics Biotech (US) Inc., a Delaware corporation and Oncolytics Biotech (U.K.) are wholly owned subsidiaries of OBB.

D.      Property, Plants and Equipment

We currently lease our head office in Calgary, Alberta, Canada.  We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2014 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

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

Please see our 2013 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herrein by reference.

B.	Liquidity and Capital Resources

Please see our 2013 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herrein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in Item 4.  Information on the Company B. Business Overview for information on the Company’s research and development policies.  Our research and development expenses were $18,506,064, $31,402,625, and $23,386,685 for 2013, 2012 and 2011, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2013 Management Discussion and Analysis for our comparative discussion on our expenditures between 2011 - 2013 and our expectations for 2014.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2013, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2013:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	232,911	94,888	138,023	—	—
Purchase obligations	6,024,890	6,024,890	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	6,407,801	6,119,778	138,023	—	150,000
Note:

(1)
Our Alberta Heritage Foundation obligation requires repayments equal to the lesser of 5% of gross sales generated by the Company or $15,000 per annum (see notes to our 2013 audited consolidated financial statements).

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

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Bradley G. Thompson Ph.D Calgary, Alberta	Chief Executive Officer and Chairman of the Board	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	April 21, 1999
Kirk J. Look C.A. Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Company since November 2012. From 2003 to November 2012, Mr. Look held the position of Controller with the Company.	N/A
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer and Director	Chief Operating Officer of the Corporation since December 2008. Since April 1999 to December 2008, Dr. Coffey held other senior management positions with the Company and is a co-founder of Oncolytics.	May 11, 2011
George M. Gill, M.D. Cambridge, MD	Senior Vice President, Regulatory Affairs & Chief Safety Officer
Dr. Gill has been a consultant in clinical research and regulatory affairs to the pharmaceutical and biotechnology industries since he retired from Ligand Pharmaceuticals in 1999. During his 45 years in the industry, he also served in senior executive positions with ICI Pharmaceuticals (now AstraZeneca), Bristol-Myers Squibb, and Hoffmann-La Roche. Dr. Gill holds a B.Sc. in chemistry from Dickinson College in Pennsylvania and an M.D. from the School of Medicine of the University of Pennsylvania in Philadelphia.
N/A
Robert B. Schultz, F.C.P.A, F.C.A. (1), (4) Toronto, Ontario	Lead Director
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
April 5, 2004
Jim Dinning(2), (3) Calgary, Alberta	Director
Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004. Mr. Dinning is the Chair and Director of other public companies and not for profit entities. He is the former Chair of Export Development Canada. He will complete his four year term as Chancellor of the University of Calgary in June 2014.
March 24, 2004
Ger van Amersfoort,(2) Netherlands	Director	President and Chief Executive Officer of Novartis Canada, a pharmaceutical company, until his retirement in 2001.	June 15, 2006
Ed Levy, Ph.D, (2), (3) Vancouver, BC	Director	Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002.	May 17, 2006
Mary Ann Dillahunty, JD, MBA Venice, FL	Vice President, Intellectual Property
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
N/A
Wayne Pisano, MBA(2) Asbury, New Jersey	Director
Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. He is currently the president and CEO of VaxInnate a privately held biotech company. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.
May 9, 2013
Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.

3)	These persons are members of the Governance Committee. Mr. Lievonen is the Chair of the Governance Committee.

4)	As Lead Director, Mr. Schultz is an ex-officio member of the Compensation and Governance Committees.

As at March 19, 2014, the directors and senior officers as a group beneficially owned, directly or indirectly, 1,182,651 of our common shares, representing 1.39% of the issued and outstanding common shares.

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

None of our directors have been a director or officer of a company that went bankrupt in the last 10 years.

None of our directors or officers are related by blood, marriage or adoption to any other director or officer.

We are not aware of any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer.

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2013 to each director.

Name	Fees & Retainers Earned ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Mr. J. Dinning	43,250	N/A	25,879	None	N/A	None	69,129
Dr. E. Levy	40,750	N/A	22,182	None	N/A	None	62,932
Mr. M. Lievonen	45,000	N/A	25,879	None	N/A	None	70,879
Mr. R. Schultz	59,250	N/A	44,364	None	N/A	None	103,614
Mr. F. Stewart	47,500	N/A	33,273	None	N/A	None	80,773
Mr. G. van Amersfoort	37,250	N/A	22,182	None	N/A	None	59,432
Mr. W. Pisano(2), (3)	23,667	N/A	76,182	None	N/A	None	99,849

Note:

(1)
Option based awards include grants from December 2013. The options granted on December 11, 2013 have an estimated grant date fair value of $0.74 per option using the following respective grant date assumptions: expected life of option - 3 years; volatility 63.15%; risk free interest rate 1.07%; dividend yield 0%.

(2)	Effective May 9, 2013, Mr. Pisano was elected to the Company's Board of Directors at the 2013 Annual General Meeting.

(3)
On May 9, 2013, Mr. Pisano was granted 50,000 options with an estimated fair value of $1.08 per option using the following respective grant date assumptions: expected life of option - 2 years; volatility 67.28%; risk free interest rate 1.02%; dividend yield 0%.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2013.

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards (3) $	Bonus	Non-equity incentive plan compensation $	Pension value $	All other compensation ($)(1)	Total compensation ($)

Dr. Bradley G.	2013	530,000	N/A	259,529	212,000	N/A	N/A	68,295	1,069,824
Thompson	2012	506,143	N/A	201,528	—	N/A	N/A	65,453	773,124
Chief Executive Officer	2011	489,500	N/A	403,080	200,000	N/A	N/A	62,834	1,155,414

Kirk J. Look(4)	2013	280,000	N/A	174,767	84,000	N/A	N/A	47,638	502,405
Chief Financial Officer	2012	38,654	N/A	175,248	—	N/A	N/A	5,893	219,795

Dr. Matt C.	2013	365,000	N/A	173,020	109,500	N/A	N/A	54,682	702,202
Coffey	2012	341,363	N/A	104,963	—	N/A	N/A	51,882	498,208
Chief Operating Officer	2011	330,139	N/A	225,980	100,000	N/A	N/A	49,686	705,805

Mary Ann	2013	162,640	N/A	28,837	48,792	N/A	N/A	20,011	260,280
Dillahunty(2)	2012	181,879	N/A	25,191	—	N/A	N/A	19,920	226,990
VP Intellectual Property	2011	159,012	N/A	69,300	40,680	N/A	N/A	19,496	288,488

Dr. George Gill(2)	2013	312,061	N/A	57,673	93,618	N/A	N/A	25,745	489,097
Senior Vice President,	2012	310,200	N/A	33,588	—	N/A	N/A	26,211	369,999
Regulatory Affairs & Chief Safety Officer	2011	305,100	N/A	53,900	30,510	N/A	N/A	25,171	414,681

Dr. Alan J. Tuchman(2), (5)	2013	140,840	N/A	39,650	42,252	N/A	N/A	11,619	234,361
Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer	2012	35,538	N/A	46,341	—	N/A	N/A	2,932	84,811

Notes:

(1)	The dollar amounts set forth under this column are related to contributions to the officer's respective retirement savings plan and amounts provided for health care benefits by the Company.

(2)	U.S. Employees are paid salaries, bonuses and other compensation in U.S. Dollars. These amounts are presented in U.S. dollars.

(3)	The value of option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2013 audited consolidated financial statements.

(4)	Mr. Look was appointed Chief Financial Officer on November 12, 2012.

(5)	Dr. Tuchman was appointed Chief Medical Officer, Senior VP Clinical & Medical Development on September 27, 2012.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary

Dr. Bradley G. Thompson	2014	537,950
Chief Executive Officer

Kirk J. Look	2014	284,200
Chief Financial Officer

Dr. Matt C. Coffey	2014	370,475
Chief Operating Officer

Mary Ann Dillahunty (1)	2014	165,080
VP Intellectual Property

Dr. George Gill, MD (1)	2014	316,742
Senior Vice President, Regulatory Affairs and
Chief Safety Officer

Dr. Alan J Tuchman, MD, MBA (FAAN) (1)	2014	142,953
Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer
Note 1: U.S. Employees are paid in U.S. Dollars and salaries above are presented in U.S. dollars.

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

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2014 without cause or due to a change of control of the Company.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $

Dr. Bradley G. Thompson Chief Executive Officer	1,214,702	1,822,053

Kirk J. Look, C.A. Chief Financial Officer	332,667	665,334

Dr. Matt C. Coffey Chief Operating Officer	426,059	852,118

Mary Ann Dillahunty,(3) J.D. M.B.A., VP Intellectual Property	185,990	371,980

Dr. George Gill, MD(3)	346,791	693,582
Senior Vice President, Clinical and
Regulatory Affairs

Dr. Alan J Tuchman, MD, MBA (FAAN) (3)	39,232	39,232
Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer

Notes:

(1)
As at December 31, 2013, all options granted to Officers had fully vested except for the options granted on December 11, 2013 and100,000 options granted to Mr. Look on November 13, 2012. As a result, all Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated unless otherwise approved by the Board of Directors.

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

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Bradley G. Thompson Ph.D Calgary, Alberta	President, Chief Executive Officer and Chairman of the Board	April 21, 1999	Date of 2014 Annual General Meeting of the Shareholders
Matthew C. Coffey Ph.D. Calgary, Alberta	Chief Operating Officer	May 11, 2011	Date of 2014 Annual General Meeting of the Shareholders
Robert B. Schultz, F.C.P.A, F.C.A. (1), (4)Toronto, Ontario	Lead Director	June 30, 2000	Date of 2014 Annual General Meeting of the Shareholders
Fred A. Stewart, Q.C.(1) Calgary, Alberta	Director	August 27, 1999	Date of 2014 Annual General Meeting of the Shareholders
J. Mark Lievonen, F.C.P.A., F.C.A.(1),(3) Stouffville, Ontario	Director	April 5, 2004	Date of 2014 Annual General Meeting of the Shareholders
Jim Dinning(2), (3) Calgary, Alberta	Director	March 24, 2004	Date of 2014 Annual General Meeting of the Shareholders
Ger van Amersfoort,(2) Netherlands	Director	June 15, 2006	Date of 2014 Annual General Meeting of the Shareholders
Ed Levy, Ph.D, (2), (3) Vancouver, BC	Director	May 17, 2006	Date of 2014 Annual General Meeting of the Shareholders
Wayne Pisano, MBA(2) Asbury, New Jersey	Director	May 9, 2013	Date of 2014 Annual General Meeting of the Shareholders
Notes:

1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.

3)	These persons are members of the Governance Committee. Mr. Lievonen is the Chair of the Governance Committee.

4)	As Lead Director, Mr. Schultz is an “ex officio” member of the Governance and Compensation Committees.

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

Compensation of Directors

Each director who is not a salaried employee of the Company was entitled to a fee of $1,750 per Board and committee meeting attended.  An annual retainer fee of $25,000 was paid for service during 2013 and the lead director, Mr. Schultz was entitled to an additional annual $15,000 retainer.  Mr. Stewart, the chair of the audit committee, received an additional retainer of $12,000.  Mr. Dinning, as chair of the compensation committee, received an additional retainer of $6,000. Mr. Lievonen, as chair of the Governance Committee, received an additional retainer of $6,000. We also grant to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  In the aggregate, a total of $296,667 in directors’ fees was paid to the Board of Directors during the fiscal year ended December 31, 2013.    During the fiscal year ended December 31, 2013, there were 315,000 options granted to these directors in accordance with the Compensation Committee recommendation.

Compensation Committee

The Company has formed a compensation committee (the “Compensation Committee”) consisting of four outside directors: Mr. Dinning, Mr. van Amersfoort, Mr. Pisano and Dr. Levy, none of whom are nor have been employees or officers of the Corporation or any of its affiliates.  Mr. Dinning is presently the Chair of the Compensation Committee.  Mr. Schultz, lead director, serves as an ex officio member of the Compensation Committee.

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

For 2013, the following guidelines were employed by the Board in granting bonuses and stock option grants to the Corporation’s executive and senior officers. For 2014, similar guidelines are expected to be applied.

Annual Bonus and Option Grants

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

Sale Transaction Bonus Pool

In addition to the annual compensation paid to the CEO, COO and CFO, in an effort to maximize value for the Corporation's shareholders, the Board has approved the recommendation from the Compensation Committee that a Sales Transaction Bonus ("STB") be created in the event of a sale transaction. A STB pool would be created based on a scale between 1% - 2.5% of the Corporation's market capitalization for a Sale Transaction with a Transaction Price over $7.50 per share. The STB pool would be calculated as the sum of:

a.	for a Transaction Price of $7.51 to $10.00, the Transaction Price minus $7.50, multiplied by 0.010;

b.	plus for a Transaction Price of $10.01 to $15.00, the Transaction Price minus $10.00, multiplied by 0.015;

c.	plus for a Transaction Price of $15.01 to $20.00, the Transaction Price minus $15.00, multiplied by 0.020;

d.	plus for a Transaction Price of $20.01 and higher, the Transaction Price minus $20.00, multiplied by 0.025 multiplied by the Outstanding Share Amount at that time.

The STB pool is split between the CEO (45%), COO (35%) and CFO (20%).

For the purposes of the STB, a sales transaction means:

i.
the sale by holders of common shares of Oncolytics of not less than fifty percent (50%) of the outstanding common shares of Oncolytics for cash or securities of another entity, provided Oncolytics has entered into an agreement with such entity or its affiliate to support the completion of such transaction;

ii.	a merger, amalgamation, arrangement or other similar transaction involving Oncolytics where the holders of common shares receive cash or securities of another entity; or

iii.	the sale of all or substantially all of Oncolytics' assets followed by a liquidating distribution to the holders of common shares of cash or securities of another entity,

provided, however, that notwithstanding the foregoing, a Sale Transaction shall be deemed not to have occurred merely by reason of an acquisition of Oncolytics' securities by, or any consolidation, merger or exchange of securities with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities was an affiliate of Oncolytics (within the meaning of the Securities Act (Alberta), and for greater certainty a Sale Transaction shall be deemed not to include an internal re-organization of Oncolytics.

Compensation Committee Mandate

This Mandate was reviewed, amended and approved by the Company’s board of directors on March 12, 2014.

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

(a)
The Committee shall consist of a minimum of two (2) directors. The Board shall appoint the members of the Committee and may seek the advice and assistance of the Governance Committee in identifying qualified candidates. The Board shall appoint one member of the Committee to be the Chair of the Committee, or delegate such authority to appoint the Chair of the Committee to the Committee.

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

(b)	The Committee’s primary duties and responsibilities are to review and make recommendations to the Board in respect of:

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

(vii)	annually, in conjunction with the Corporation’s general and administrative budget, review and make recommendations to the Board regarding compensation guidelines for the forthcoming budget period;

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
This Mandate was last reviewed, amended and approved by the Board on March 12, 2014.
Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities and exchange Act of 1934, as amended ("Exchange Act"), consisting of three independent directors pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act: Mr. Fred Stewart, Mr. Mark Lievonen and Mr. Robert Schultz, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Mr. Stewart is presently the Chair of the Audit Committee.  Each Audit Committee member is financially literate.

Mandate of the Audit Committee

This Mandate was reviewed and approved by the Board on March 12, 2014.

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

(a)
The Audit Committee shall consist of a minimum of three (3) directors, at least half of whom shall be resident Canadians. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Governance Committee in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee, or delegate such authority to appoint the Chair of the Audit Committee to the Audit Committee.

(b)	The Chair of the Committee shall be responsible for leadership of the Committee, including preparing or approving the agenda, presiding over the meetings, and making committee assignments.

(c)
Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated and independent. An outside, unrelated and independent director is a director who meets the requirements of NASDAQ Rule 5605(a)(2) and National Instrument 52-110. A director appointed to the audit committee shall also meet the requirements of NASDAQ Rule 5605(c)(2) and Rule 10A-3(b)(1) of the United States Securities Exchange Act of 1934, as amended. Such director shall be independent of management and free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the above mentioned rules and any applicable revisions thereto, and any additional relevant and then current legislation, rules, policies and instruments of applicable regulatory authorities.

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

(m)	The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

5.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 12, 2014.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2013	2012	2011
Research and development	16	14	17
Operating	9	9	8
Total	25	23	25

Geographic location	2013	2012	2011
Canada	18	16	18
United States of America	4	4	5
Other	3	3	2
Total	25	23	25

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 19, 2014.

	Common Shares	Percentage of Ownership(1)	Options(2)	Exercise Price	Expiry Date	Percentage of Outstanding (3)
Officers
Bradley Thompson	662,900	**	30,000	8.10	May 28, 2014
			350,000	5.00	December 9, 2014
			149,160	2.22	December 12, 2017
			50,000	3.06	December 8, 2019
			215,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			240,000	3.89	December 14, 2021
			240,000	4.21	December 17, 2022
			360,000	1.74	December 11, 2023
			1,652,160			2.55%
Matthew Coffey	288,550	**	20,000	8.10	May 28, 2014
			180,000	5.00	December 9, 2014
			33,333	2.22	December 12, 2017
			30,000	3.06	December 8, 2019
			115,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			125,000	3.89	December 14, 2021

			125,000	4.21	December 17, 2022
			240,000	1.74	December 11, 2023
			886,333			1.29%
Kirk Look	28,700	**	15,000	8.10	May 28, 2014
			15,000	5.00	December 9, 2014
			4,700	2.25	December 15, 2016
			9,000	2.22	December 12, 2017
			10,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			200,000	2.00	November 13, 2022
			40,000	4.21	December 17, 2022
			160,000	1.74	December 11, 2023
			513,700			**
Mary Ann Dillahunty	2,201	**	100,000	3.28	February 1, 2017
			16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			45,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			40,000	1.74	December 11, 2023
			271,667			**
George Gill	30,000	**	7,500	8.10	May 28, 2014
			12,500	5.00	December 9, 2014
			16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			40,000	4.21	December 17, 2022
			80,000	1.74	December 11, 2023
			231,667			**
Alan Tuchman	100	**	5,000	5	December 9, 2014
			10,000	2.85	May 11, 2020
			50,000	2.32	October 1, 2022
			15,000	4.21	December 17, 2022
			55,000	1.74	December 11, 2023
			135,000			**
Directors
Robert Schultz	20,000	**	5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			50,000	3.13	July 28, 2020
			60,000	6.72	December 14, 2020

			9,000	4.31	July 27, 2021
			70,000	3.89	December 14, 2021
			60,000	4.21	December 17, 2022
			60,000	1.74	December 11, 2023
			381,500			**

Fred Stewart	59,000	**	5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			45,000	6.72	December 14, 2020
			9,000	4.31	July 27, 2021
			55,000	3.89	December 14, 2021
			45,000	4.21	December 17, 2022
			45,000	1.74	December 11, 2023
			261,500			**

Jim Dinning	45,000	**	50,000	6.90	March 29, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			35,000	1.74	December 11, 2023
			257,500			**
Mark Lievonen	3,000	**	50,000	9.38	April 5, 2014
			5,000	8.10	May 28, 2014
			22,500	5.00	December 9, 2014
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			35,000	1.74	December 11, 2023
			257,500			**
Ed Levy	27,200	**	50,000	4.10	May 16, 2016
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021

			30,000	4.21	December 17, 2022
			30,000	1.74	December 11, 2023
			215,000			**
Ger van Amersfoort	16,000	**	50,000	3.60	June 15, 2016
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			30,000	1.74	December 11, 2023
			215,000			**
Wayne Pisano	—	**	50,000	2.89	May 9, 2023
			30,000	1.74	December 11, 2023
			80,000			**
TOTAL:	1,182,651		5,358,527
** Less than 1% ownership

Notes:

1)	Based on 84,803,818 common shares issued and outstanding on December 31, 2013.

2)	Options exercisable to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted share outstanding of 91,026,441.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 19, 2014, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Changes in ownership by major shareholders

During 2013, Acuity Investment Management Inc. reduced its ownership of the Company's share capital from 12,454,250 common shares to 69,300 common shares as at December 31, 2013.

Voting Rights

There were no differences between the voting rights of Acuity Investment Management Inc. and all other common shareholders.

Shares Held in the United States

The following table indicates, as of March 18, 2014, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of U.S. Holders of Record	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
194	85,810,718	52	15,389,181	17.93%

Change of Control

As of March 19, 2014, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).  Since the beginning of the fiscal year ended December 31, 2013 up to March 19, 2014, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX and on the NASDAQ Capital Market under the symbol "ONC" and “ONCY”, respectively. The last reported sales price of our common shares on March 18, 2014 on the TSX was Cdn$1.95 and on the NASDAQ Capital Market was US$1.75.  The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated.

	Common Shares
	NASDAQ		TSX
	High	Low	High	Low
2009	3.80	1.14	4.10	1.41
2010	7.00	2.15	6.95	2.05
2011	6.70	3.35	6.65	3.42
2012	5.58	1.72	5.59	1.70
2013	4.93	1.45	4.94	1.54

2012
Quarter 1	5.58	3.99	5.59	4.02
Quarter 2	4.41	3.14	4.38	3.25
Quarter 3	3.80	2.33	3.87	2.31
Quarter 4	3.92	1.72	3.99	1.70

2013
Quarter 1	4.93	2.83	4.94	2.92
Quarter 2	3.15	2.21	3.20	2.25
Quarter 3	3.50	2.38	3.62	2.45
Quarter 4	3.39	1.45	3.49	1.54
September	3.50	2.38	3.62	2.45
October	3.39	2.25	3.49	2.31
November	2.72	1.64	2.83	1.70
December	1.88	1.45	1.99	1.54

2014
January	1.92	1.54	2.10	1.65
February	1.79	1.45	1.98	1.61
March (1 – 18)	1.79	1.63	1.97	1.80

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

It is the conclusion of our Chief Executive Officer and Chief Financial Officer that our Company's disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report, are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 1992 Framework, (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2013, the Company’s internal control over financial reporting was effective based on those criteria.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2013.  In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2013.   Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

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

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of the Audit Committee members, Fred Stewart, Robert Schultz and Mark Lievonen, is a financial expert and each is independent pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

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

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2013. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2013.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2013, 2012, and 2011, Ernst & Young LLP received the following fees:

	2013	2012	2011
Item	$	$	$
Audit fees	160,737	125,370	181,709
Audit-related fees (1),(3)	133,800	83,068	107,085
Tax fees (2)	18,832	18,912	32,147
All other fees (4)	—	—	—

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.

2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.

3)	Includes fees associated with matters relating to the provision of a consent letter for various filings.

4)	Includes fees associated with the adoption of International Financial Reporting Standards and the expansion of our corporate structure.

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

None

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-24.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Material Contracts
4.1(b)	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2(c)	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3(c)	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6(c)	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7(c)	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8(c)	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10(d)	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12(d)	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13(d)	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14(d)	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15(d)	Executive Employment Agreement, dated January 26, 2009, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16(d)	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17(e)	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.18(f)	Employment Agreement, dated January 1, 2011 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.19(f)	Executive Employment Agreement, dated November 10, 2011 between the Company and its Senior Vice President of Clinical Development and Chief Medical Officer, Gerard T. Kennealey.
4.20(g)	Executive Employment Agreement, dated March 22. 2013, between the Company and its Chief Operating Officer, Matthew Coffey
4.21(g)	Executive Employment Agreement, dated September 27, 2012, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.22(g)	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Financial Officer, Kirk Look
4.23(g)	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Executive Officer, Bradley Thompson
4.24	Amending Agreement, dated March 12, 2014, between the Company and its Chief Executive Officer, Bradley Thompson
4.25	Amending Agreement, dated March 12, 2014, between the Company and its Chief Financial Officer, Kirk Look
4.26	Amending Agreement, dated March 12, 2014, between the Company and its Chief Operating Officer, Matthew Coffey

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2012
15.2	Consent of Ernst & Young LLP

(a)  Previously filed with the SEC on Form 20-F dated June 14, 2002
(b) Previously filed with the SEC on Form 20-F dated June 27, 2003
(c)  Previously filed with the SEC on Form 20-F dated March 23, 2008
(d) Previously filed with the SEC on Form 20-F dated March 6, 2009.
(e) Previously filed with the SEC on Form 20-F dated March 24, 2011.
(f) Previously filed with the SEC on Form 20-F dated March 23, 2012.
(g) Previously filed with the SEC on Form 20-F dated March 22, 2013.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 19, 2014

ONCOLYTICS BIOTECH INC.

/s/ Brad Thompson	/s/ Kirk Look
Brad Thompson, Ph.D	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2013 and 2012

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

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2013 and 2012, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.'s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework), and our report dated March 12, 2014 expressed an unqualified opinion on Oncolytics Biotech Inc.'s internal control over financial reporting.

Calgary, Canada March 12, 2014	Chartered Accountants

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.'s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework (the COSO criteria). Oncolytics Biotech Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2013 and 2012 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013 and our report dated March 12, 2014 expressed an unqualified opinion thereon.

Calgary, Canada March 12, 2014	Chartered Accountants

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2013 $	2012 $
Assets
Current assets
Cash and cash equivalents	5	25,220,328	19,323,541
Short-term investments	5	2,001,644	1,969,228
Accounts receivable		105,853	44,979
Prepaid expenses		361,743	331,094
Total current assets		27,689,568	21,668,842
Non-current assets
Property and equipment	6	532,459	409,248
Total non-current assets		532,459	409,248

Total assets		28,222,027	22,078,090
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		6,008,661	7,291,310
Total current liabilities		6,008,661	7,291,310
Commitments and contingencies	10, 11, 16 and 17
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2013 – 84,803,818 December 31, 2012 – 76,710,285	7	228,612,564	198,155,091
Warrants	7	376,892	376,892
Contributed surplus	7, 8	24,491,212	24,126,265
Accumulated other comprehensive loss		79,698	(57,115)
Accumulated deficit		(231,347,000)	(207,814,353)
Total shareholders’ equity		22,213,366	14,786,780
Total liabilities and equity		28,222,027	22,078,090
See accompanying notes

On behalf of the Board:
/s/ Fred Stewart	/s/ Bob Schultz
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2013 $	2012 $	2011 $
Expenses
Research and development	8, 19, 20	18,506,064	31,402,625	23,386,685
Operating	8, 19, 20	5,392,660	5,285,425	5,334,582
Loss before the following		(23,898,724)	(36,688,050)	(28,721,267)
Write down of asset available for sale	21	—	—	(735,681)
Change in fair value of warrant liability	7	—	—	36,000
Interest		371,485	345,003	416,247
Loss before income taxes		(23,527,239)	(36,343,047)	(29,004,701)
Income tax expense	12	(5,408)	(30,474)	(40,000)
Net loss		(23,532,647)	(36,373,521)	(29,044,701)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		136,813	60,386	39,159
Net comprehensive loss		(23,395,834)	(36,313,135)	(29,005,542)
Basic and diluted loss per common share	9	(0.28)	(0.48)	(0.41)
Weighted average number of shares (basic and diluted)		83,530,981	76,102,062	70,911,526
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2010	155,439,610	4,108,652	19,399,489	(156,660)	(142,396,131)	36,394,960

Net loss and comprehensive income	—	—	—	39,159	(29,044,701)	(29,005,542)
Exercise of warrants	21,487,080	(1,455,025)	—	—	—	20,032,055
Exercise of stock options	355,876	—	(62,473)	—	—	293,403
Share based compensation	—	—	1,805,503	—	—	1,805,503
As at December 31, 2011	177,282,566	2,653,627	21,142,519	(117,501)	(171,440,832)	29,520,379

Net loss and comprehensive income	—	—	—	60,386	(36,373,521)	(36,313,135)
Issued, pursuant to a bought deal financing	19,386,903	376,892	—	—	—	19,763,795
Expiry of warrants	—	(2,653,627)	2,653,627	—	—	—
Exercise of stock options	1,485,622	—	(400,632)	—	—	1,084,990
Share based compensation	—	—	730,751	—	—	730,751
As at December 31, 2012	198,155,091	376,892	24,126,265	(57,115)	(207,814,353)	14,786,780

Net loss and comprehensive income	—	—	—	136,813	(23,532,647)	(23,395,834)
Issued, pursuant to a bought deal financing	30,218,796	—	—	—	—	30,218,796
Exercise of stock options	238,677	—	(59,437)	—	—	179,240
Share based compensation	—	—	424,384	—	—	424,384
As at December 31, 2013	228,612,564	376,892	24,491,212	79,698	(231,347,000)	22,213,366
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2013 $	2012 $	2011 $

Operating Activities
Net loss for the year		(23,532,647)	(36,373,521)	(29,044,701)
Amortization - property and equipment		131,623	109,275	92,590
Share based compensation	8, 19, 20	424,384	730,751	1,805,503
Change in fair value of warrant liability		—	—	(36,000)
Write down of asset available for sale		—	—	735,681
Unrealized foreign exchange loss	19	(89,721)	89,890	115,234
Net change in non-cash working capital	15	(1,374,172)	1,187,967	3,790,510
Cash used in operating activities		(24,440,533)	(34,255,638)	(22,541,183)
Investing Activities
Acquisition of property and equipment	6	(254,834)	(126,412)	(257,790)
Redemption (purchase) of short-term investments	5	(32,416)	(32,441)	1,672,459
Cash provided by (used in) investing activities		(287,250)	(158,853)	1,414,669
Financing Activities
Proceeds from exercise of stock options and warrants	7, 8	179,240	1,084,990	14,824,658
Proceeds from public offering	7	30,218,796	19,763,795	—
Cash provided by financing activities		30,398,036	20,848,785	14,824,658
Increase (decrease) in cash		5,670,253	(13,565,706)	(6,301,856)
Cash and cash equivalents, beginning of year		19,323,541	32,918,751	39,296,682
Impact of foreign exchange on cash and cash equivalents		226,534	(29,504)	(76,075)
Cash and cash equivalents, end of year		25,220,328	19,323,541	32,918,751
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our consolidated financial statements for the year ended December 31, 2013, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 12, 2014. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
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
Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries Oncolytics Biotech (Barbados) Inc., Oncolytics Biotech (US) Inc., and Oncolytics Biotech (UK) Inc. and are presented in Canadian dollars, our functional currency.
The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Basis of consolidation
Our accounts include the accounts of Oncolytics Biotech Inc. and our subsidiaries. Subsidiaries are entities over which we have control which is achieved when we are exposed, or have the rights, to variable returns from our involvement with the investee and has the ability to affect those returns through our power to govern. Accounting policies of subsidiaries are consistent with our accounting policies and all intra-group transactions, balances, income and expenses are eliminated on consolidation.

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
December 31, 2013

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
Research and development costs
Research costs are expensed as incurred, net of recoveries. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
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

We use the fair value based method of accounting for stock option awards granted under the Plan. We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the fair value of the stock options granted using the Black Scholes Option Pricing Model. The fair value of stock options with a graded vesting schedule is determined based on different expected lives for the options that vest each year, as it would be if the award were viewed as several separate awards, each with

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

a different vesting date, and it is accounted for over the respective vesting period taking into consideration forfeiture estimates. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of options that are expected to vest.

Share based payments to non-employees are measured at the date we obtain the goods or the date the counterparty renders the service.

Financial instruments
Financial assets

Financial assets are comprised of cash and cash equivalents, accounts receivable, and short-term investments. Financial assets are initially recorded at fair market value and are classified as follows:

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

Fair Value Measurement - Impact upon adoption of IFRS 13
We adopted IFRS 13 on January 1, 2013 on a prospective basis. Under previous IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. This new standard clarifies that fair value

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of IFRS 13 did not require any adjustments to the valuation techniques we have used to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

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
Accounting Standards and Interpretations Adopted on January 1, 2013
In addition to the adoption of the accounting standard changes for IFRS 13 – Fair Value Measurement described above, we adopted the following accounting standard changes effective January 1, 2013.
IFRS 10, Consolidated Financial Statements, (“IFRS 10”) replaces consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities, and establishes principles for identifying when an entity controls other entities.
IFRS 11, Joint Arrangements, (“IFRS 11”) replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers, and requires a single method to account for interests in jointly controlled entities.
IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”) establishes comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and special purpose vehicles.
Amendments to IAS 1, Presentation of Financial Statements, require entities to group items within other comprehensive income that may be reclassified to net income.
The standards and amendments listed above did not have a significant impact on the Company’s financial statements.
Accounting Standards and Interpretations Issued but Not Yet Effective
Financial Instruments
In November 2009, the International Accounting Standard Board (“IASB”) issued IFRS 9 Financial Instruments which replaced the classification and measurement requirements in IAS 39 Financial Instruments: Recognition and Measurement for financial assets. In October 2010, the IASB issued additions to IFRS 9 regarding financial liabilities. The IASB removed the January 1,

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

2015 mandatory effective date from IFRS 9. The IASB will decide on a new effective date when the entire IFRS 9 project is closer to completion. Entities may still early-adopt the finalized and issued provisions of IFRS 9. We do not anticipate that there will be a material impact on our financial position or results of operations.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

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

Note 5: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $22,032,832 (December 31, 2012 - $15,058,729).  The current annual interest rate earned on these deposits is 1.08% (December 31, 2012 – 1.28%).

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

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2013
Short-term investments	2,001,644	2,001,644	—	2,001,644	2,001,644	1.50%
December 31, 2012
Short-term investments	1,969,228	1,969,228	—	1,969,228	1,969,228	1.64%

Fair value is determined by using published market prices provided by our investment advisor.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2011	144,259	459,194	146,990	56,102	191,999	998,544
Additions	44,280	46,001	23,035	21,953	(8,857)	126,412
As at December 31, 2012	188,539	505,195	170,025	78,055	183,142	1,124,956
Additions	—	84,507	3,619	—	166,708	254,834
As at December 31, 2013	188,539	589,702	173,644	78,055	349,850	1,379,790

Amortization
As at December 31, 2011	69,146	275,514	85,585	31,279	144,909	606,433
Amortization for the year	18,358	62,747	9,947	7,561	10,662	109,275
As at December 31, 2012	87,504	338,261	95,532	38,840	155,571	715,708
Amortization for the year	16,405	59,727	9,186	7,162	39,143	131,623
As at December 31, 2013	103,909	397,988	104,718	46,002	194,714	847,331

Net book value
As at December 31, 2013	84,630	191,714	68,926	32,053	155,136	532,459
As at December 31, 2012	101,035	166,934	74,493	39,215	27,571	409,248

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

Note 7: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $	Liability Amount $
Balance, December 31, 2010	67,958,302	155,439,610	5,338,460	4,108,652	5,536,800

Exercise of US$3.50 warrants	1,833,600	11,897,142	(1,833,600)	—	(5,500,800)
Exercise of warrants	1,322,750	9,589,938	(1,322,750)	(1,455,025)	—
Exercise of stock options	136,683	355,876	—	—	—
Expired warrants	—	—	(12,000)	—	(36,000)
Balance, December 31, 2011	71,251,335	177,282,566	2,170,110	2,653,627	—

Exercise of stock options	393,200	1,485,622	—	—	—
Issued for cash, pursuant to February 8, 2012 bought deal financing (a)	5,065,750	21,276,150	303,945	376,892	—
Expired warrants	—	—	(2,170,110)	(2,653,627)	—
Share issue costs	—	(1,889,247)	—	—	—
Balance, December 31, 2012	76,710,285	198,155,091	303,945	376,892	—

Issued for cash pursuant to February 25, 2013 public offering(b)	8,000,000	32,848,000	—	—	—
Exercise of stock options	93,533	238,676	—	—	—
Share issue costs	—	(2,629,203)	—	—	—
Balance, December 31, 2013	84,803,818	228,612,564	303,945	376,892	—

(a)
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

(b)	Pursuant to a public offering, we issued 8,000,000 commons shares at an issue price of US$4.00 per common share for gross proceeds of US$32,000,000.
Warrants - liability
Under IFRS, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with subsequent changes in fair value accounted for through the consolidated statement of loss. The fair value of these warrants is determined using the Black Scholes Option Pricing Model. Our warrants with an exercise price of U.S.$3.50 met this requirement and we had presented the value of these warrants as a deemed current liability on the consolidated statement of financial position. As these warrants were exercised, the value of the recorded warrant liability

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

was included in our share capital along with the proceeds from the exercise. If these warrants expire, the related warrant liability is reversed through the statement of loss. There was no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant liability or when warrants expire unexercised.
As at December 31, 2013, our warrant liability is $nil (December 31, 2012 - $nil) as these warrants were either exercised or expired on January 24, 2011.
Warrants - equity
The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued:

	2013	2012

Risk-free interest rate	—%	1.09%
Expected hold period to exercise (years)	—	2.00
Volatility in the price of the Company's shares	—%	52.28%
Dividend yield	Zero	Zero
The following table summarizes our outstanding warrants as at December 31, 2013:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$4.20	303,945	—	—	—	303,945	0.08
	303,945	—	—	—	303,945	0.08

Note 8: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2013		2012		2011
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	5,925,377	4.31	5,677,577	4.35	4,703,760	4.53
Granted during the year	1,666,000	2.12	1,155,500	3.57	1,325,000	4.21
Forfeited during the year	(151,666)	4.57	(274,500)	5.10	(15,500)	5.66
Expired during the year	(1,427,500)	4.20	(240,000)	3.90	(199,000)	8.35
Exercised during the year	(93,533)	1.92	(393,200)	2.76	(136,683)	2.15
Outstanding, end of the year	5,918,678	3.75	5,925,377	4.31	5,677,577	4.37
Options exercisable, end of the year	4,597,678	4.32	5,744,044	4.37	5,384,911	4.35

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2013:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	2,171,928	8.6	1.89	850,928	2.08
$2.70 - $3.89	1,274,000	7	3.59	1,274,000	3.59
$4.00 - $5.92	1,593,750	5.1	4.57	1,593,750	4.57
$6.72 - $9.76	879,000	5.3	7.06	879,000	7.06
	5,918,678	6.8	3.75	4,597,678	4.32
Non-exercisable options vest annually over periods ranging from one to three years or upon satisfaction of certain performance conditions. We have reserved 7,427,208 common shares for issuance relating to outstanding stock options.
Compensation expense related to options granted to employees, directors and consultants for the year ended December 31, 2013 was $424,384 (2012 - $730,751; 2011 - $1,805,503 ).
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2013	2012	2011

Risk-free interest rate	1.08%	1.15%	1.31%
Expected hold period to exercise	2.89 years	2.13 years	3.35 years
Volatility in the price of the Company's shares	62.62%	56.58%	57.28%
Rate of forfeiture	2.5%	—%	—%
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.85	$0.80	$1.74

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 9: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2013 of 83,530,981 (2012 - 76,102,062; 2011 - 70,911,526). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments totaling $6,024,890 during 2014 for activities related to our clinical trial program and collaborations.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

Amount $
2014	94,888
2015	97,428
2016	40,595
232,911

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Note 11: Contingencies

Assumption Agreement

In 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2013, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

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

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2013, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

Note 12: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2013	2012	2011
Loss before income taxes	(23,527,239)	(36,343,047)	(29,004,701)
Statutory Canadian corporate tax rate	25.00%	25.00%	26.50%
Anticipated tax recovery	(5,881,810)	(9,085,762)	(7,686,246)
Foreign jurisdiction tax rate difference	4,567,094	7,218,015	5,797,338
Employee stock based compensation	106,096	182,688	478,458
Write down of asset available for sale	—	—	97,478
Revaluation of the fair value of the warrant liability	—	—	(9,540)
Change in tax rate	—	(686,250)	64,163
Adjustment to opening tax pools	114,629	24,534	145,990
Other permanent differences	29,432	243,324	(144,093)
Change in deferred tax benefits deemed not probable to be recovered	1,098,159	2,133,925	1,296,452
Deferred income tax recovery	—	—	—
Current income taxes	33,600	30,474	40,000
Adjustment in respect to prior periods	(28,192)	—	—
Net current tax expense	5,408	30,474	40,000

As at December 31, 2013, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,068,000
40,046,000

As at December 31, 2013, we have non-refundable federal investment tax credits of approximately $5,093,000 which are available to reduce future taxes payable and unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $23,405,000 over an indefinite future period.  We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

	2013	2012	2011
	$	$	$
Net operating losses carried forward	12,180,030	11,874,273	9,569,715
Scientific research and experimental development	5,851,177	4,639,667	4,528,214
Investment tax credits	3,820,063	3,075,619	2,990,243
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,784,713	1,764,604	1,049,984
Share issue costs	853,578	635,495	592,848
Net capital losses carried forward	7,035	7,035	91,960
Unrecognized deferred tax asset	24,496,596	21,996,693	18,822,964

Note 13: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2013	2012
	$	$
Cash and cash equivalents	25,220,328	19,323,541
Short-term investments	2,001,644	1,969,228
Shareholders’ equity	22,213,366	14,786,780

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2013.

Note 14: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values.

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

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2013 by approximately $145,337.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2013 by approximately $71,380. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2013 by approximately $220,726.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2013 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	1,721,819	107,027	79,325
Accounts payable	(6,358,709)	(72,393)	(44,237)
	(4,636,890)	34,634	35,088

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 13.  Accounts payable are all due within the current operating period.

Note 15: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2013 $	2012 $	2011 $
Change in:
Accounts receivable	(60,874)	10,413	229,596
Prepaid expenses	(30,649)	390,482	(442,642)
Accounts payable and accrued liabilities	(1,282,649)	787,072	4,003,556
Change in non-cash working capital related to operating activities	(1,374,172)	1,187,967	3,790,510

Other Cash Flow Disclosures

	2013 $	2012 $	2011 $
Cash interest received	371,485	341,503	416,247
Cash taxes paid	6,102	22,800	3,094

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

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

	2013 $	2012 $	2011 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	170,036	(123,749)	56,721
Unrealized non-cash foreign exchange loss	(89,721)	89,890	115,234
Non-cash share based compensation	142,972	406,129	1,137,467

Included in operating expenses
Amortization of property and equipment	131,623	109,275	92,950
Non-cash share based compensation	281,412	324,622	668,036
Office minimum lease payments	91,332	88,792	69,197

Note 20: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2013 $	2012 $	2011 $
Short-term employee benefits	2,950,984	2,544,285	2,570,064
Share-based payments	184,037	809,381	1,444,260
	3,135,021	3,353,666	4,014,324

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

Note 22: Subsequent Event

On February 27, 2014, we entered into a common share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that will provide an initial investment in Oncolytics of US$1.0 million and make available additional periodic investments of up to US$25.0 million over a 30-month term (the "Financing").

Upon execution of the Purchase Agreement, we received an investment of US$1.0 million in exchange for the issuance of 600,962 common shares to LPC. In addition, subject to the terms and conditions of the Purchase Agreement, we, at our sole discretion, may sell up to US$25.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities and we can terminate the Purchase Agreement at any time at our sole discretion without any monetary cost or penalty. We will issue a commitment fee in common shares to LPC in connection with the Purchase Agreement and on a pro rata basis as the US$26.0 million is funded by LPC. LPC has also agreed not to cause, or engage in any manner whatsoever in, any direct or indirect short selling or hedging of our common shares.