Form 20-F
period 2014-12-31
ONCOLYTICS BIOTECH INC
filed 2015-03-20
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2014

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 93,512,494 common shares as at December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
☐	☒	☐

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

Certain statements in this annual report on Form 20-F and the documents attached as exhibits to this annual report, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Oncolytics Biotech Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to being subject to government manufacturing and testing regulations;

•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential products liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to our dependence on third party relationships for research and clinical trials;

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to other third-party arrangements;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	risks related to our status as a foreign private issuer;

•	risk related to possible “passive foreign investment company” status;

•	risks related to fluctuations in interest rates;

•	risks related to information technology systems;

•	risk related to our listing on NASDAQ; and

•	risks related to our common shares.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below.  If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.  Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements.  We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change, except as required by applicable law.

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per US Dollar

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) including the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Canadian Dollars Per One US Dollar
	2014	2013	2012	2011	2010
Average for the period	1.1045	1.0299	0.9996	0.9893	1.0299

For the Month of
	February 2015	January 2015	December 2014	November 2014	October 2014	September 2014
High for the period	1.2403	1.1728	1.1344	1.1236	1.1136	1.0863
Low for the period	1.2635	1.2717	1.1643	1.1427	1.1289	1.1208

Exchange rates are based on the Bank of Canada nominal noon exchange rates.   The nominal noon exchange rate on March 18, 2015 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.2771.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2014 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2014	2013	2012	2011	2010
	$	$	$	$	$
Revenues	—	—	—	—	—
Net loss(1), (3), (4)	(18,619,335)	(23,532,647)	(36,373,521)	(29,044,701)	(24,659,061)
Net comprehensive loss	(18,418,990)	(23,395,834)	(36,313,135)	(29,005,542)	(24,815,721)
Basic and diluted loss per share(2)	(0.21)	(0.28)	(0.48)	(0.41)	(0.39)
Total assets(2)	17,193,190	28,222,027	22,078,090	36,024,617	44,432,442
Shareholders’ equity(2)	13,819,193	22,213,366	14,786,780	29,520,379	36,394,960
Cash dividends declared per share(5)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	87,869,149	83,530,981	76,102,062	70,911,526	62,475,403
Notes:

1)
Included in net loss and net loss per share for the year ended December 31, 2014 is stock based compensation expense of $980,325 (2013 - $424,384; 2012 - $730,751; 2011 - $1,805,503; 2010 - $3,251,041).

2)
We issued 8,708,676 common shares for net cash proceeds of $9,044,492 in 2014 (2013 - 8,093,533 common shares for net cash proceeds of $30,398,036; 2012 - 5,458,950 common shares for net cash proceeds of $20,848,785; 2011 - 3,293,033 commons shares for net cash proceeds of $14,824,658; 2010 - 6,408,333 common shares for net cash proceeds of 27,288,132).

3)
Included in the net loss and net loss per share for the years ended December 31, 2014, 2013, and 2012 is a change in fair value of warrant liability of $nil (2011 change in fair value of warrant liability loss of 36,000; 2010 change in fair value of warrant liability loss of $4,841,949).

4)	Included in net loss and net loss per share for the year ended December 31, 2014 is a write down of asset available for sale of $nil (2013 - $nil; 2012 - $nil; 2011 - $735,681; 2010 - $nil).

5)	We have not declared or paid any dividends since incorporation.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2014, we had an accumulated deficit of $250.0 million and we incurred net losses of $18.6 million, $23.5 million and $36.4 million for the years ended December 31, 2014, 2013, and 2012, respectively. We anticipate that we will continue to incur significant losses during 2015 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may not be able to obtain third-party reimbursement for the cost of our product.

Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the US healthcare industry and elsewhere is cost containment. Government authorities and these third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Uncertainty exists regarding the reimbursement status of newly-approved pharmaceutical products and reimbursement may not be available for REOLYSIN®.  Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If REOLYSIN® does not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, our sales and profitability would be adversely affected.

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

As of December 31, 2014, we had cash and cash equivalents (including short-term investments) of $16.2 million and working capital of approximately $13.3 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

Oncolytics, from time to time, along with all other pharmaceutical research and development entities, may have restricted access to capital, bank debt and equity, and, from time to time, may face increased borrowing costs. Although our business and asset base have not changed, the lending capacity of all financial institutions fluctuates causing a corresponding change in risk premiums. As future operations will be financed out of funds generated from financing activities, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the pharmaceutical industry and our securities in particular.

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

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the US equity markets, director and officer liability insurance has become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit our ability to attract and maintain directors and officers as required to conduct our business.

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

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the US dollar, the Euro and the British pound (“GBP”).  We are therefore exposed to foreign currency rate fluctuations.  Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

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
We have received a letter from the NASDAQ relating to the low bid price of the Company’s common shares traded on the NASDAQ Capital Market. If the Company does not regain compliance within the periods permitted by the rules of the NASDAQ, then the Company’s common shares may be delisted and the liquidity of the Company’s common shares may be adversely affected.
On October 29, 2014, the Company received a letter from the NASDAQ stating that the bid price of the Company's common shares for the 30 consecutive trading days from September 17, 2014 to October 28, 2014 had closed below the minimum $1.00 per share required for continued listing under NASDAQ Listing Rule 5550(a)(2).
The Company has a period of 180-calendar days, or until April 27, 2015, to regain compliance with the minimum bid price requirement. When at any time during the 180-day period, the minimum closing bid price per share of the Company's common shares closes at or above $1.00 for a minimum of ten consecutive business days, the Company will regain compliance and the matter will be closed. In the event the Company does not regain compliance, it may be eligible to receive an additional 180-day period; provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The NASDAQ Capital Market, with the exception of the minimum bid price requirement, and provides written notice of its intention to cure the minimum bid price deficiency during the second 180-day compliance period. If it appears to the NASDAQ staff that the Company will not be able to cure the deficiency or if the Company is not otherwise eligible for the additional grace period, the Company's common shares will be subject to delisting by NASDAQ.
The Company currently anticipates that if it has not regained compliance by April 27, 2015, that it will seek a second 180-day compliance period. If the Company has not otherwise regained compliance with the minimum bid price, the Company may seek to conduct a reverse stock split in it common shares in order to increase the bid price of the common shares.

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

The Company is a Canadian company, with its principal place of business in Canada. A majority of the Company’s directors and officers are residents of Canada and a significant portion of the Company’s assets and the assets of a majority of the Company’s directors and officers are located outside the United States. Consequently, it may be difficult for US investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the US Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the US Exchange Act pursuant to Rule 3a12-3 of the US Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to its annual meeting of shareholders. The submission of proxy and annual meeting of  shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

The Company is likely a "passive foreign investment company" which may have adverse US federal income tax consequences for US shareholders

US shareholders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its current and subsequent taxable years.  If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each US shareholder should consult its own tax advisor regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Our share price may be highly volatile.

Market prices for securities of biotechnology companies generally are volatile and the share price for our common shares has been historically volatile. This increases the risk of securities litigation. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, our financial position, public concern over the safety of biotechnology, future sales of shares by us or our current shareholders and other factors could have a significant effect on the market price and volatility of the Common Shares.

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

Our principal executive office is located at 210, 1167 Kensington Cres. NW, Calgary, Alberta, Canada, T2N 1X7, telephone (403) 670-7377. Our agent for service in the US is CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011.

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

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes clinical trials which we sponsor directly along with Third Party Clinical Trials. Third Party Clinical Trials are clinical trials that are being sponsored by other institutions. As of the end of 2014, the US National Cancer Institute (“NCI”), the University of Leeds and the Cancer Therapy & Research Center at the University of Texas Health Center in San Antonio (“CTRC”) and the National Cancer Institute of Canada ("NCIC") were sponsoring part of our clinical trial program.  Our clinical trial program has included human trials using REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Clinical Trial Chart

The following chart shows our clinical trials along with the status for each as at December 31, 2014:

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
NCI-9603 (NCI Trial)	Intravenous Administration of REOLYSIN® in Combination with Dexamethasone and Carfilzomib	Translational Study - Relapsed or Refractory Myeloma	United States	Ongoing
IND 213 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Paclitaxel	Phase II Metastatic Breast Cancer	Canada	Ongoing
IND 211 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Docetaxel or Pemetrexed	Phase II Metastatic Non-Small Cell Lung Cancer	Canada	Ongoing
INC 210 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with FOLFOX-6 Plus Bevacizumab (Avastin®) versus FOLFOX-6 Plus Bevacizumab alone	Phase II Metastatic Colorectal Cancer	Canada	Ongoing
IND 209 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Docetaxel or Pemetrexed	Phase II Recurrent or Metastatic Castration Resistant Prostate Cancer	Canada	Ongoing
OSU-11148 (NCI Trial)	Intravenous Administration of REOLYSIN	Phase I Relapsed Multiple Myeloma	United States	Ongoing
NCI - 8601/OSU-10045 (NCI Trial)	REOLYSIN® in Combination with Paclitaxel and Carboplatin	Phase II Metastatic Pancreatic Cancer	United States	Ongoing
COG-ADVL1014 (NCI / COG Trial)	Intravenous Administration of REOLYSIN® in Combination with Cyclophosphamide	Phase I Pediatric Patients with Relapsed or Refractory Solid Tumors	United States	Ongoing
GOG-0186H (NCI / GOG Trial)	Intravenous Administration of REOLYSIN in Combination with Paclitaxel for Patients with Persistent or Recurrent Ovarian Cancer	Phase II ovarian cancer	United States	Ongoing
REO 022	Intravenous administration in combination with FOLFIRI	Phase I colorectal cancer	United States	Ongoing
REO 021	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II squamous cell carcinoma lung cancer	United States	Ongoing
REO 020	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II metastatic melanoma	United States	Ongoing
REO 018	Intravenous administration in combination with paclitaxel and carboplatin	Phase III squamous cell carcinoma of the head and neck	International	Complete
REO 017	Intravenous administration in combination with gemcitabine (sponsored by the CTRC)	Phase II advanced pancreatic cancer	United States	Ongoing
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Ongoing
REO 015	Intravenous administration in combination with paclitaxel and carboplatin	Phase II head and neck	United States	Complete
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Complete

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 013 Brain	Intravenous administration prior to surgical resection	Phase I recurrent high grade primary or metastatic brain tumours	United Kingdom	Ongoing
REO 013	Intravenous administration monotherapy (sponsored by University of Leeds)	Translational metastatic colorectal	United Kingdom	Complete
Mayo-MC0672 NCI Trial	Intravenous administration monotherapy (NCI)	Phase II melanoma	United States	Complete
OSU-07022 NCI Trial	Intravenous and intraperitoneal administration monotherapy (NCI)	Phase I/II ovarian	United States	Ongoing
REO 012	Intravenous administration in combination with cyclophosphamide	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	Phase I/II melanoma, lung, ovarian	United Kingdom	Complete
REO 010	Intravenous administration in combination with docetaxel	Phase I/II bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Complete
REO 009	Intravenous administration in combination with gemcitabine	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Complete
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Complete
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 005	Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 400 issued patents including 56 issuedUS. patents.  We also have numerous patent applications filed in the US, Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Market and Competition

According to estimates for 2015 from the American Cancer Society, 1.66 million Americans are expected to be diagnosed with cancer in the year, and 585,720 Americans are forecast to die of cancer.  In the United States cancer accounts for 25% of all deaths, second only to heart disease.  In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3 (Source: American Cancer Society's Cancer Facts & Figures 2015). The World Health Organization estimates the number of deaths in the "More Developed Regions" will increase to 3.28 million patients in 2020 from 2.8 million patients in 2012. (Source: Incidence/mortality data - Ferlay J, Soerjomataram I, Ervik M, Dikshit R, Eser S, Mathers C, Rebelo M, Parkin DM, Forman D, Bray, F. GLOBOCAN 2012 v1.0, Cancer Incidence and Mortality Worldwide: IARC CancerBase No. 11 [Internet]. Lyon, France: International Agency for Research on Cancer; 2013. Available from: http://globocan.iarc.fr, accessed on 18/03/2015).

The costs of this disease state are also significant.  The global cancer market was estimated to be $77 billion in 2011 and is expected to rise to $105 billion in 2016 (Source; Cowen Therapeutic Categories Outlook, October 2011). In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2015 that the Agency for Healthcare Research and Quality estimated the 2008 direct medical costs for cancer treatment was $88.7 billion. (Source: American Cancer Society's Cancer Facts & Figures 2015).

It has been estimated that approximately 30% of all tumours are a result of activating mutations of Ras itself.  Since Ras can be activated by mechanisms other than direct mutations it is believed that the number of tumours with activated Ras (either through direct activating mutation or mutation or over-expression of elements upstream of Ras) is approximately two thirds.

We face substantial competition in the development of products for cancer and other diseases. This competition from other manufacturers of the same types of products and from manufacturers of different types of products designed for the same uses is expected to continue in both US and international markets.  Oncolytic virus therapies, our primary focus area, are rapidly evolving areas in the biotechnology industry and are expected to undergo many changes in the coming years as a result of technological advances. We are currently aware of a number of groups that are developing oncolytic virus therapies including early-stage and established biotechnology companies, pharmaceutical companies, academic institutions, government agencies and research institutions. We face competition from all of these groups in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies. It is possible that our competitors could achieve earlier market commercialization, could have superior patent protection, or could have safer, more effective or more cost-effective products. These factors could render our potential products less competitive, which could adversely affect our business.

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

On December 31, 2014, we had two wholly-owned subsidiaries; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company, and Valens Pharma Ltd, an Alberta company.  In addition, Oncolytics Biotech (US) Inc., a Delaware corporation and Oncolytics Biotech (U.K.), an England and Wales company, are wholly owned subsidiaries of OBB.

D.      Property, Plants and Equipment

We currently lease our head office in Calgary, Alberta, Canada as well as our office space in Barbados.  We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2015 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

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

Please see our 2014 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and Capital Resources

Please see our 2014 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" for information on the Company’s research and development policies.  Our research and development expenses were $13,824,252, $18,506,064, and $31,402,625 for 2014, 2013 and 2012, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2014 Management Discussion and Analysis in Exhibit 15.1 for our comparative discussion on our expenditures between 2012 - 2014 and our expectations for 2015.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2014, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2014:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	329,853	174,160	155,693	—	—
Purchase obligations	4,176,218	4,176,218	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	4,656,071	4,350,378	155,693	—	150,000
Note:

(1)
Our Alberta Heritage Foundation obligation requires repayments equal to the lesser of 5% of gross sales generated by the Company or $15,000 per annum (see notes to our 2014 audited consolidated financial statements).

(2)	Our operating lease is comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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
Ms. Dillahunty has been our VP-Intellectual Property since 2007.  Prior to joining Oncolytics, Ms. Dillahunty was a principal in the law firm of Fish & Richardson, a leading intellectual property firm in the US
N/A
Jim Dinning(1), (2) Calgary, Alberta	Director
Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004. Mr. Dinning is the Chair and Director of other public companies and not for profit entities. He is the former Chair of Export Development Canada.
March 24, 2004
George M. Gill, M.D. Cambridge, MD	Senior Vice President, Regulatory Affairs & Chief Safety Officer
Prior to taking on the role of Senior Vice President, Regulatory Affairs & Chief Safety Officer, Dr. Gill consulted in clinical research and regulatory affairs to the pharmaceutical and biotechnology industries since he retired from Ligand Pharmaceuticals in 1999. During his 45 years in the industry, he also served in senior executive positions with ICI Pharmaceuticals (now AstraZeneca), Bristol-Myers Squibb, and Hoffmann-La Roche. Dr. Gill holds a B.Sc. in chemistry from Dickinson College in Pennsylvania and an M.D. from the School of Medicine of the University of Pennsylvania in Philadelphia.
N/A

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Linda Hohol(2), (3) FICB Calgary, Alberta	Director
Ms. Hohol was President of the TSX Venture Exchange from 2002 to 2007 when she retired. Prior to this she had a long and distinguished career with CIBC where she held a number of executive positions including Senior Vice President Alberta and NWT, as well as Executive Vice President Wealth Management. She has held directorships on many for profit, not for profit and crown boards and is also currently a director sitting on the boards of NAV Canada, EllisDon Construction, and Canadian Western Bank.
June 18, 2014
Angela Holtham(1), FCPA, FCMA, ICD.D Mississauga, Ontario	Director
Ms. Holtham holds a number of governance positions in Canada including: board member & chair of the Audit & Risk Management Committee, Ontario Financing Authority (the Agency that manages the province’s debt and investments); Board director and Audit & Finance Committee member, CMA Canada; and Resources & Audit Committee member, Plexxus (supply chain & IT service provider for 10 GTA hospitals). Ms. Holtham also works part time providing finance executive services on contract after retiring from full time employment after 8 years as the Vice President Finance and CFO of The Hospital for Sick Children in Toronto. Prior to that, she held a number of positions in both the for-profit and not-for-profit sectors, including 20 years with Nabisco Canada, the last 5 as Senior Vice President and CFO.
June 18, 2014
Ed Levy, Ph.D, (3) Vancouver, BC	Director
Having served as Senior Vice President of QLT Inc. and a member of the board of BioteCanada, Mr. Levy retired in 2002. Since then Mr. Levy has been an adjunct professor in the Maurice Young Centre for Applied Ethics at the University of British Columbia and has served on a variety of boards including Tides Canada, B.C. Civil Liberties Association, PIVOT Foundation, WelTel, Lawyers’ Rights Watch Canada, and the Neil Squire Society.

May 17, 2006

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
J. Mark Lievonen, FCPA, FCA(3) Stouffville, Ontario	Director
President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998.  Mr. Lievonen serves on a number of industry and not-for-profit boards including Rx&D, BIOTECanada, the Ontario Institute for Cancer Research and York University, and is a past Chair of BIOTECanada and the Ontario Genomics Institute.
April 5, 2004
Kirk J. Look CA Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Company since November 2012. From 2003 to November 2012, Mr. Look held the position of Controller with the Company.	N/A
Wayne Pisano, MBA(2) Asbury, New Jersey	Director
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
May 9, 2013
Robert B. Schultz, FCPA, FCA (1), (4) Toronto, Ontario	Lead Director
Former Chairman and Director of Rockwater Capital Corporation (a financial services company) from 2001 to 2007. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until his retirement on May 1, 2000. Prior to this, Mr. Schultz was Chief Executive Officer of Midland Walwyn. Since joining the investment industry in 1971, Mr. Schultz held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.
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
N/A
Ger van Amersfoort,(2) Zaltbommel, The Netherlands	Director	President and Chief Executive Officer of Novartis Canada, a pharmaceutical company, until his retirement in 2001.	June 15, 2006
Notes:

1)	These persons are members of the Audit Committee. Ms. Holtham is the Chair of the Audit Committee.

2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.

3)	These persons are members of the Governance Committee. Mr. Lievonen is the Chair of the Governance Committee.

4)	As Lead Director, Mr. Schultz is an ex-officio member of the Compensation and Governance Committees.

As at March 19, 2015, the directors and senior officers as a group beneficially owned, directly or indirectly, 1,250,250 of our common shares, representing 1.16% of the issued and outstanding common shares.

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

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2014 to each director.

Name	Fees & Retainers Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jim Dinning	52,000	N/A	—	None	N/A	None	52,000
Linda Hohol(1),(2)	26,833	N/A	31,920	None	N/A	None	58,753
Angela Holtham(1),(2)	32,083	N/A	31,920	None	N/A	None	64,003
Ed Levy	44,250	N/A	—	None	N/A	None	44,250
Mark Lievonen	53,750	N/A	—	None	N/A	None	53,750
Bob Schultz	66,250	N/A	—	None	N/A	None	66,250
Fred Stewart(3)	25,500	N/A	—	None	N/A	None	25,500
Wayne Pisano	37,250	N/A	—	None	N/A	None	37,250
Ger van Amersfoort	35,500	N/A	—	None	N/A	None	35,500

Note:

(1)	Effective June 18, 2014, Mrs. Hohol and Mrs. Holtham were elected to the Company's Board of Directors at the 2014 Annual General Meeting.

(2)	The value of option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2014 audited consolidated financial statements.

(3)	On June 18, 2014, Mr. Stewart ceased to be a director.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2014.

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards $(3), (6)	Bonus(7) $	Non-equity incentive plan compensation $	Pension value $	All other compensation $(1)	Total compensation $

Dr. Bradley G.	2014	537,950	N/A	—	—	N/A	N/A	69,029	606,979
Thompson	2013	530,000	N/A	259,529	212,000	N/A	N/A	68,295	1,069,824
Chief Executive Officer	2012	506,143	N/A	201,528	—	N/A	N/A	65,453	773,124

Kirk J. Look(4)	2014	284,200	N/A	—	—	N/A	N/A	48,466	332,666
Chief Financial Officer	2013	280,000	N/A	174,767	84,000	N/A	N/A	47,638	586,405
	2012	38,654	N/A	175,248	—	N/A	N/A	5,893	219,795

Dr. Matt C.	2014	370,475	N/A	—	—	N/A	N/A	54,950	425,425
Coffey	2013	365,000	N/A	173,020	109,500	N/A	N/A	54,682	702,202
Chief Operating Officer	2012	341,363	N/A	104,963	—	N/A	N/A	51,882	498,208

Mary Ann	2014	165,080	N/A	—	—	N/A	N/A	20,755	185,835
Dillahunty(2)	2013	162,640	N/A	28,837	48,792	N/A	N/A	20,011	260,280
VP Intellectual Property	2012	181,879	N/A	25,191	—	N/A	N/A	19,920	226,990

Dr. George Gill(2)	2014	316,742	N/A	—	—	N/A	N/A	29,299	346,041
Senior Vice President,	2013	312,061	N/A	57,673	93,618	N/A	N/A	25,745	489,097
Regulatory Affairs & Chief Safety Officer	2012	310,200	N/A	33,588	—	N/A	N/A	26,211	369,999

Dr. Alan J. Tuchman(2), (5)	2014	142,953	N/A	—	—	N/A	N/A	13,223	156,176
Senior VP, Medical and Clinical Affairs	2013	140,840	N/A	39,650	42,252	N/A	N/A	11,619	234,361
Chief Medical Officer	2012	35,538	N/A	46,341	—	N/A	N/A	2,932	84,811

Notes:

(1)	The dollar amounts set forth under this column are related to contributions to the officer's respective retirement savings plan and amounts provided for health care benefits by the Company.

(2)	US Employees are paid salaries, bonuses and other compensation in US Dollars. These amounts are presented in US dollars.

(3)	The value of option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2014 audited consolidated financial statements.

(4)	Mr. Look was appointed Chief Financial Officer on November 12, 2012.

(5)	Dr. Tuchman was appointed Senior VP Medical and Clinical Affairs Chief Medical Officer on September 27, 2012.

(6)	Option based awards for 2014 relate to the vesting of option awards previously granted in 2013. No options were granted to officers in 2014.

(7)	No bonuses were paid to the officers in 2014 or 2012.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary $

Dr. Bradley G. Thompson	2015	551,937
Chief Executive Officer

Kirk J. Look	2015	319,200
Chief Financial Officer

Dr. Matt C. Coffey	2015	380,107
Chief Operating Officer

Mary Ann Dillahunty (1)	2015	169,372
VP Intellectual Property

Dr. George Gill, MD (1)	2015	316,742
Senior Vice President, Regulatory Affairs and
Chief Safety Officer

Dr. Alan J Tuchman, MD, MBA (FAAN) (1)	2015	146,670
Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer
Note 1: US Employees are paid in US Dollars and salaries above for those US employees are presented in US dollars.

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

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2015 without cause or due to a change of control of the Company.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $

Dr. Bradley G. Thompson Chief Executive Officer	1,246,304	1,869,456

Kirk J. Look, CA Chief Financial Officer	371,214	742,428

Dr. Matt C. Coffey Chief Operating Officer	437,146	874,292

Mary Ann Dillahunty,(3) J.D. M.B.A., VP Intellectual Property	190,806	381,612

Dr. George Gill, MD(3)	346,791	693,582
Senior Vice President, Clinical and
Regulatory Affairs

Dr. Alan J Tuchman, MD, MBA (FAAN) (3)	40,247	40,247
Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer

Notes:

(1)
As at December 31, 2014, all options granted to Officers had fully vested except for the options granted on December 11, 2013 and 50,000 options granted to Mr. Look on November 13, 2012. As a result, all Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated unless otherwise approved by the Board of Directors.

(2)
On a change of control of the Company, the Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated.

(3)	US Employees are paid in US Dollars and amounts above for those US Employees are presented in US dollars.

C.	Board Practices

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

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Bradley G. Thompson Ph.D Calgary, Alberta	President, Chief Executive Officer and Chairman of the Board	April 21, 1999	Date of 2015 Annual General Meeting of the Shareholders
Matthew C. Coffey Ph.D Calgary, Alberta	Chief Operating Officer and Director	May 11, 2011	Date of 2015 Annual General Meeting of the Shareholders
Robert B. Schultz, FCPA, FCA Toronto, Ontario	Lead Director	June 30, 2000	Date of 2015 Annual General Meeting of the Shareholders
Jim Dinning Calgary, Alberta	Director	March 24, 2004	Date of 2015 Annual General Meeting of the Shareholders
Linda Hohol FICB Calgary, Alberta	Director	June 18, 2014	Date of 2015 Annual General Meeting of the Shareholders
Angela Holtham FCPA, FCMA, ICD.D Mississauga, Ontario	Director	June 18, 2014	Date of 2015 Annual General Meeting of the Shareholders
J. Mark Lievonen, FCPA, FCA Stouffville, Ontario	Director	April 5, 2004	Date of 2015 Annual General Meeting of the Shareholders
Ed Levy, Ph.D, Vancouver, BC	Director	May 17, 2006	Date of 2015 Annual General Meeting of the Shareholders
Wayne Pisano, MBA Asbury, New Jersey	Director	May 9, 2013	Date of 2015 Annual General Meeting of the Shareholders
Ger van Amersfoort, Netherlands	Director	June 15, 2006	Date of 2015 Annual General Meeting of the Shareholders

Directors’ Contracts

We receive a director’s consent from each of the independent directors upon their acceptance of their director’s position.  We also enter into an Indemnity Agreement and Directors Confidentiality and Intellectual Property Assignment Agreement with each director.

The Company does not have any contracts with any of its directors which provide for benefits upon the termination of employment.

Compensation of Directors

Each director who is not a salaried employee of the Company is entitled to the following fees:

Annual Retainer - Director	Annual Retainer - Lead Director	Annual Retainer - Audit Committee Chair	Annual Retainer - All Other Committee Chairs	Meeting Fee
$25,000	$40,000	$37,000	$31,000	$1,750

We also grant to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  In the aggregate, a total of $373,416 in directors’ fees was paid to the Board of Directors during the fiscal year ended December 31, 2014.    During the fiscal year ended December 31, 2014, there were no options granted to the directors in accordance with the Compensation Committee recommendation.

Compensation Committee

The Company has formed a compensation committee (the “Compensation Committee”) consisting of four outside directors: Mr. Dinning, Mr. van Amersfoort, Mr. Pisano and Mrs. Hohol, none of whom are nor have been employees or officers of the Company or any of its affiliates and each of whom is independent under NASDAQ Rule 5605(d)(2).  Mr. Dinning is presently the Chair of the Compensation Committee.  Mr. Schultz, lead director, serves as an ex officio member of the Compensation Committee.

The objectives of the Company’s compensation arrangements are:  (i) to attract and retain key personnel; (ii) to encourage commitment to the Company and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, payments allocated to employees to be directed by them to their personal retirement accounts. Bonuses and the granting of options are also part of the Company's compensation program and are based on corporate performance. Corporate performance goals are determined based on the strategic planning and budgeting process, which is conducted at least annually. The balance of performance during the year is assessed by the board of directors of Oncolytics (the “Board” or “Board of Directors”) with the key determinant for the allocation of bonuses and options being the stock price of the Company at the time of the December board meeting. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

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

For 2014, the following guidelines were employed by the Board in granting bonuses and stock option grants to the Corporation’s executive and senior officers. For 2015, similar guidelines are expected to be applied.

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

No bonuses were given or option grants awarded to the Company's management team in 2014. The reason for not providing the Company's management team with bonuses or option grants primarily related to the Company's stock price and stock performance in December of 2014.

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

(a)
The Committee shall consist of a minimum of two (2) directors, at least half of whom shall be resident Canadians. The Board shall appoint the members of the Committee and may seek the advice and assistance of the Governance Committeee in identifying qualified candidates. The Board shall appoint one member of the Committee to be the Chair of the Committee, or delegate such authority to appoint the Chair of the Committee to the Committee.

(b)	The Chair of the Committee shall be responsible for the leadership of the Committee, including preparing or approving the agenda, presiding over the meetings, and making committee assignments.

(c)
Each director appointed to the Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who meets the requirements of NASDAQ Rule 5605 and National Instrument 58-101 who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to be independent of management and to act with a view to the best interests of the Corporation, including, but not limited to the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director and whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

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

(xiii)
as determined in the sole discretion of the Committee, retain independent advice in respect of human resources and compensation matters from a compensation consultant, legal counsel or other advisor (the “Advisor”) and, if deemed necessary by the Committee, meet separately with the Advisor; the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the Advisor retained by the Committee and shall present to the Board it rationale/plan for the use of the Advisor along with a budget for services to be approved by the Board in advance of the commencement of service;

(xiv)	receive all appropriate funding, as determined in the sole discretion of the Committee, for payment of reasonable compensation to the Advisor retained by the Committee;

(xv)	select, or receive advice from, an Advisor to the Committee, other than in-house legal counsel, after taking into consideration the following factors:

(i)	the provision of other services to the Corporation by the entity that employs the Advisor ;

(ii)	the amount of fees received from the Corporation by the entity that employs the Advisor, as a percentage of the total revenue of the entity that employs the Advisor;

(iii)	the policies and procedures of the entity that employs the Advisor that are designed to prevent conflicts of interest;

(iv)	any business or personal relationship of the Advisor with a member of the compensation committee;

(v)	any stock of the Corporation owned by the Advisor; and

(vi)	any business or personal relationship of the Advisor or the entity employing the Advisor with an executive officer of the Corporation;
provided however, none of the above factors shall prevent the Committee from retaining any Advisor as the Committee deems appropriate, in its sole discretion, after consideration of the above factors.

(xvi)
review and consider the implications of the risks associated with the company's compensation policies and practices, specifically, situations that could potentially encourage an insider to expose the company to inappropriate or excessive risks; and

(xvii)	assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

(d)
In addition to the foregoing, the Committee shall undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively.

5.	Date of Mandate
This Mandate was last reviewed, amended and approved by the Board on March 11, 2015.

Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities and exchange Act of 1934, as amended ("Exchange Act"), consisting of three independent directors pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act: Mrs. Angela Holtham, Mr. Jim Dinning and Mr. Robert Schultz, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Mrs. Holtham is presently the Chair of the Audit Committee.  Each Audit Committee member is financially literate.

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

(d)
Each member of the Audit Committee shall be financially literate. In order to be financially literate, a director must be, at a minimum, able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. At least one member shall have accounting or related financial management expertise, meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles and shall be a “financial expert” as defined in Item 407 of Regulation S-K promulgated by the US Securities and Exchange Commission and “financially sophisticated” as defined in NASDAQ Rule 5605(c)(2).

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

(m)	The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

5.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 11, 2015.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2014	2013	2012
Research and development	13	16	14
Operating	9	9	9
Total	22	25	23

Geographic location	2014	2013	2012
Canada	15	18	16
United States of America	3	4	4
Other	4	3	3
Total	22	25	23

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 19, 2015.

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
Officers
Bradley Thompson	672,900	**	149,160	2.22	December 12, 2017
			50,000	3.06	December 8, 2019
			215,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			240,000	3.89	December 14, 2021
			240,000	4.21	December 17, 2022
			360,000	1.74	December 11, 2023

			1,272,160			1.72%
Matthew Coffey	288,550	**	33,333	2.22	December 12, 2017
			30,000	3.06	December 8, 2019
			115,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			125,000	3.89	December 14, 2021
			125,000	4.21	December 17, 2022
			240,000	1.74	December 11, 2023

			686,333			**
Kirk Look	38,700	**	4,700	2.25	December 15, 2016
			9,000	2.22	December 12, 2017
			10,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			200,000	2.00	November 13, 2022
			40,000	4.21	December 17, 2022
			160,000	1.74	December 11, 2023

			483,700			**

Mary Ann Dillahunty	1,000	**	100,000	3.28	February 1, 2017
			16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			45,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			40,000	1.74	December 11, 2023
			271,667			**
George Gill	30,000	**	16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			40,000	4.21	December 17, 2022
			80,000	1.74	December 11, 2023

			211,667			**
Alan Tuchman	100	**	10,000	2.85	May 11, 2020
			50,000	2.32	October 1, 2022
			15,000	4.21	December 17, 2022
			55,000	1.74	December 11, 2023

			130,000			**
Directors
Robert Schultz	20,000	**	10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			50,000	3.13	July 28, 2020
			60,000	6.72	December 14, 2020
			9,000	4.31	July 27, 2021
			70,000	3.89	December 14, 2021
			60,000	4.21	December 17, 2022
			60,000	1.74	December 11, 2023

			354,000			**
Linda Hohol	16,800	**	50,000	1.46	June 18, 2024

			50,000			**
Angela Holtham	10,000	**	50,000	1.46	June 18, 2024

			50,000			**

			150,000			**

Jim Dinning	90,000	**	10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			35,000	1.74	December 11, 2023

			180,000			**
Mark Lievonen	23,000	**	10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			35,000	1.74	December 11, 2023

			180,000			**
Ed Levy	43,200	**	50,000	4.10	May 16, 2016
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			30,000	1.74	December 11, 2023
			215,000			**
Ger van Amersfoort	16,000	**	50,000	3.60	June 15, 2016
			10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			30,000	3.89	December 14, 2021
			30,000	4.21	December 17, 2022
			30,000	1.74	December 11, 2023
			215,000			**

Wayne Pisano	—	**	50,000	2.89	May 9, 2023
			30,000	1.74	December 11, 2023
			80,000			**
TOTAL:	1,250,250		4,379,527
** Less than 1% ownership

Notes:

1)	Based on 107,678,134 common shares issued and outstanding on March 18, 2015.

2)	Options exercisable to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted share outstanding of 112,819,063.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 19, 2015, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Changes in ownership by major shareholders

During 2013, Acuity Investment Management Inc. reduced its ownership of the Company's share capital from 12,454,250 common shares to 69,300 common shares as at December 31, 2013.

Voting Rights

There were no differences between the voting rights of Acuity Investment Management Inc. and all other common shareholders.

Shares Held in the United States

The following table indicates, as of March 18, 2015, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with US addresses, the portion of the outstanding common shares held by US holders of record, and the percentage of common shares held by US holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
196	107,678,134	54	30,226,734	28.07%

Change of Control

As of March 19, 2015, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).  Since the beginning of the fiscal year ended December 31, 2014 up to March 19, 2015, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX and on the NASDAQ Capital Market under the symbol "ONC" and “ONCY”, respectively. The last reported sales price of our common shares on March 18, 2015 on the TSX was Cdn$0.98 and on the NASDAQ Capital Market was US$0.78.  The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated.

	Common Shares
	NASDAQ		TSX
	High	Low	High	Low
2010	7.00	2.15	6.95	2.05
2011	6.70	3.35	6.65	3.42
2012	5.58	1.72	5.59	1.70
2013	4.93	1.45	4.94	1.54
2014	1.99	0.40	2.20	.45

2013
Quarter 1	4.93	2.83	4.94	2.92
Quarter 2	3.15	2.21	3.20	2.25
Quarter 3	3.50	2.38	3.62	2.45
Quarter 4	3.39	1.45	3.49	1.54

2014
Quarter 1	1.92	1.46	2.13	1.62
Quarter 2	1.99	1.23	2.20	1.34
Quarter 3	1.66	0.56	1.79	0.62
Quarter 4	1.00	0.40	1.12	0.45
September	1.30	0.57	1.47	0.62
October	1.00	0.53	1.12	0.45
November	0.88	0.62	0.96	0.70
December	0.66	0.49	0.76	0.54

2015
January	0.56	0.41	0.67	0.53
February	0.77	0.42	0.96	0.53
March (1 – 18)	1.16	0.72	1.44	0.92

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

Annual and Special Meetings of Shareholders

Under the Act and our By-laws, we are required to mail a Notice of Meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the US  Subject to certain provisions of the By-laws, a quorum of two or more shareholders in person or represented by proxy holding or representing by proxy not less than five

(5%) percent of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders.  Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

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

The rules in the US governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

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

Investment Canada Act

Under the Investment Canada Act, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the Minister of Industry and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of "net benefit to Canada". If a transaction is subject to review (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of Industry Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. Direct acquisitions of control of most Canadian businesses by or from World Trade Organization ("WTO") investors are reviewable under the Investment Canada Act only if, in the case of an acquisition of voting securities, the value of the worldwide assets of the Canadian business or, in the case of an acquisition of substantially all the assets of a Canadian business, the value of those assets exceed C$295 million for the year 2008 (this figure is adjusted annually to reflect inflation). Indirect acquisitions (e.g., an acquisition of a US corporation with a Canadian subsidiary) of control of such businesses by or from WTO investors are not subject to review, regardless of the value of the Canadian businesses' assets. Significantly lower review thresholds apply where neither the investor nor the Canadian business is WTO investor controlled or where the Canadian business is engaged in uranium mining, certain cultural businesses, financial services or transportation services.

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.
No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.
U.S. Holders
For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.
If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.
Passive Foreign Investment Company Rules
PFIC Status of the Company
If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for its current tax year and subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.
In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.
The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.
Default PFIC Rules Under Section 1291 of the Code
If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”
A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).
Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.
If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.
QEF Election
A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.
A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.
U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.
A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this regard.
A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.
A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common

Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.
A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.
Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.
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
Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.
Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.
The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
General Rules Applicable to the Ownership and Disposition of Common Shares
The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”
Distributions on Common Shares
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares.

(See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.
Sale or Other Taxable Disposition of Common Shares
Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.
Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Additional Considerations
Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Common Shares and net gains from the disposition of the Common Shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Common Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares.

Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.
Backup Withholding and Information Reporting
Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.
The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Risk

We operate primarily in Canada, the US, the U.K. and Europe.  Therefore, we are exposed to foreign currency risk associated with our expenses outside of Canada.  We do not use financial derivative instruments to manage this market risk.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting was effective based on those criteria.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2014.  In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2014.   Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

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

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of the Audit Committee members, Angela Holtham, Jim Dinning, and Robert Schultz, is a financial expert and each is independent pursuant to the Rule 5605(d)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

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

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2014. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2014.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2014, 2013, and 2012, Ernst & Young LLP received the following fees:

	2014	2013	2012
Item	$	$	$
Audit fees	277,405	160,737	125,370
Audit-related fees (1),(3)	156,811	133,800	83,068
Tax fees (2)	24,890	18,832	18,912
All other fees (4)	—	—	—

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.

2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.

3)	Includes fees associated with matters relating to the provision of a consent letter for various filings.

4)	Includes fees associated with the adoption of International Financial Reporting Standards and the expansion of our corporate structure.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-25.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Material Contracts
4.1(b)	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2(c)	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3(c)	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6(c)	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7(c)	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8(c)	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10(d)	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12(d)	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13(d)	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14(d)	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15(d)	Executive Employment Agreement, dated January 26, 2009, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16(d)	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17(e)	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.18(f)	Employment Agreement, dated January 1, 2011 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.19(f)	Executive Employment Agreement, dated November 10, 2011 between the Company and its Senior Vice President of Clinical Development and Chief Medical Officer, Gerard T. Kennealey.
4.20(g)	Executive Employment Agreement, dated March 22. 2013, between the Company and its Chief Operating Officer, Matthew Coffey
4.21(g)	Executive Employment Agreement, dated September 27, 2012, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.22(g)	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Financial Officer, Kirk Look
4.23(g)	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Executive Officer, Bradley Thompson
4.24(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Executive Officer, Bradley Thompson
4.25(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Financial Officer, Kirk Look
4.26(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Operating Officer, Matthew Coffey
4.27	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.28	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.29	Amending Agreement, dated March 12, 2015, between the Company and its Chief Executive Officer, Bradley Thompson
4.30	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.31	Amending Agreement, dated March 12, 2015, between the Company and its Chief Financial Officer, Kirk Look
4.32	Amending Agreement, dated March 12, 2015, between the Company and its Chief Operating Officer, Matthew Coffey

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2014
15.2	Consent of Ernst & Young LLP

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
(h) Previously filed with the SEC on Form 20-F dated March 19, 2014.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 19, 2015

ONCOLYTICS BIOTECH INC.

/s/ Brad Thompson	/s/ Kirk Look
Brad Thompson, Ph.D	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2014 and 2013

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

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2014 and 2013, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.'s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated March 13, 2015 expressed an unqualified opinion on Oncolytics Biotech Inc.'s internal control over financial reporting.

Calgary, Canada
March 13, 2015	Chartered Accountants

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.'s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework (the COSO criteria). Oncolytics Biotech Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2014 and 2013 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014 and our report dated March 13, 2015 expressed an unqualified opinion thereon.

Calgary, Canada
March 13, 2015	Chartered Accountants

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2014 $	2013 $
Assets
Current assets
Cash and cash equivalents	5	14,152,825	25,220,328
Short-term investments	5	2,031,685	2,001,644
Accounts receivable		191,751	105,853
Prepaid expenses		291,553	361,743
Total current assets		16,667,814	27,689,568
Non-current assets
Property and equipment	6	525,376	532,459
Total non-current assets		525,376	532,459

Total assets		17,193,190	28,222,027
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		3,373,997	6,008,661
Total current liabilities		3,373,997	6,008,661
Commitments and contingencies	10, 11, 16 and 17
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2014 – 93,512,494 December 31, 2013 – 84,803,818	7	237,657,056	228,612,564
Warrants	7	—	376,892
Contributed surplus	7, 8	25,848,429	24,491,212
Accumulated other comprehensive income		280,043	79,698
Accumulated deficit		(249,966,335)	(231,347,000)
Total shareholders’ equity		13,819,193	22,213,366
Total liabilities and equity		17,193,190	28,222,027
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Bob Schultz
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2014 $	2013 $	2012 $
Expenses
Research and development	8, 19, 20	13,824,252	18,506,064	31,402,625
Operating	8, 19, 20	4,998,694	5,392,660	5,285,425
Loss before the following		(18,822,946)	(23,898,724)	(36,688,050)
Interest		210,390	371,485	345,003
Loss before income taxes		(18,612,556)	(23,527,239)	(36,343,047)
Income tax expense	12	(6,779)	(5,408)	(30,474)
Net loss		(18,619,335)	(23,532,647)	(36,373,521)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		200,345	136,813	60,386
Net comprehensive loss		(18,418,990)	(23,395,834)	(36,313,135)
Basic and diluted loss per common share	9	(0.21)	(0.28)	(0.48)
Weighted average number of shares (basic and diluted)		87,869,149	83,530,981	76,102,062
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2011	177,282,566	2,653,627	21,142,519	(117,501)	(171,440,832)	29,520,379

Net loss and other comprehensive income	—	—	—	60,386	(36,373,521)	(36,313,135)
Issued, pursuant to a bought deal financing	19,386,903	376,892	—	—	—	19,763,795
Expiry of warrants	—	(2,653,627)	2,653,627	—	—	—
Exercise of stock options	1,485,622	—	(400,632)	—	—	1,084,990
Share based compensation	—	—	730,751	—	—	730,751
As at December 31, 2012	198,155,091	376,892	24,126,265	(57,115)	(207,814,353)	14,786,780

Net loss and other comprehensive income	—	—	—	136,813	(23,532,647)	(23,395,834)
Issued, pursuant to a bought deal financing	30,218,796	—	—	—	—	30,218,796
Expiry of warrants	—	—	—	—	—	—
Exercise of stock options	238,677	—	(59,437)	—	—	179,240
Share based compensation	—	—	424,384	—	—	424,384
As at December 31, 2013	228,612,564	376,892	24,491,212	79,698	(231,347,000)	22,213,366

Net loss and other comprehensive income	—	—	—	200,345	(18,619,335)	(18,418,990)
Issued, pursuant to Share Purchase Agreement	7,830,409	—	—	—	—	7,830,409
Issued, pursuant to "At the Market" Agreement	1,214,083	—	—	—	—	1,214,083
Expired warrants	—	(376,892)	376,892	—	—	—
Share based compensation	—	—	980,325	—	—	980,325
As at December 31, 2014	237,657,056	—	25,848,429	280,043	(249,966,335)	13,819,193
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2014 $	2013 $	2012 $

Operating Activities
Net loss for the year		(18,619,335)	(23,532,647)	(36,373,521)
Amortization - property and equipment		163,501	131,623	109,275
Share based compensation	8, 19, 20	980,325	424,384	730,751
Unrealized foreign exchange loss	19	242,542	(89,721)	89,890
Net change in non-cash working capital	15	(2,443,988)	(1,374,172)	1,187,967
Cash used in operating activities		(19,676,955)	(24,440,533)	(34,255,638)
Investing Activities
Acquisition of property and equipment	6	(152,750)	(254,834)	(126,412)
Redemption (purchase) of short-term investments	5	(30,041)	(32,416)	(32,441)
Cash used in investing activities		(182,791)	(287,250)	(158,853)
Financing Activities
Proceeds from exercise of stock options and warrants	7, 8	—	179,240	1,084,990
Proceeds from Share Purchase Agreement	7	7,830,409	—	—
Proceeds from "At the Market" equity distribution agreement	7	1,214,083	—	—
Proceeds from public offering	7	—	30,218,796	19,763,795
Cash provided by financing activities		9,044,492	30,398,036	20,848,785
(Decrease) increase in cash		(10,815,254)	5,670,253	(13,565,706)
Cash and cash equivalents, beginning of year		25,220,328	19,323,541	32,918,751
Impact of foreign exchange on cash and cash equivalents		(252,249)	226,534	(29,504)
Cash and cash equivalents, end of year		14,152,825	25,220,328	19,323,541
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our consolidated financial statements for the year ended December 31, 2014, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 13, 2015. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
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
December 31, 2014

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
December 31, 2014

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

Fair Value Measurement

Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. In determining the fair value measurement of our financial instruments we prioritize the related inputs used in measuring fair value into the following hierarchy:
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

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
Accounting Standards and Interpretations Adopted on January 1, 2014

Offsetting Financial Assets and Liabilities
On January 1, 2014, we adopted the amendments to IAS 32 Financial Instruments: Presentation. There was no impact on our consolidated financial statements as a result of adopting these amendments.

Accounting Standards and Interpretations Issued but Not Yet Effective

IFRS 9 Financial Instruments

In July 2014, on completion of the impairment phase of the project to reform accounting for financial instruments and replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 includes guidance on the classification and measurement of financial assets and financial liabilities and impairment of financial assets (i.e. recognition of credit losses).

Under the classification and measurement requirements for financial assets, financial assets must be classified and measured at either amortized cost or at fair value through profit or loss or through other comprehensive income, depending on the basis of the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

The classification requirements for financial liabilities are unchanged from IAS 39. IFRS 9 requirements address the problem of volatility in net earnings arising from an issuer choosing to measure certain liabilities at fair value and require that the portion of the change in fair value due to changes in the entity’s own credit risk be presented in other comprehensive income, rather than within net earnings.

The new requirements for impairment of financial assets introduce an expected loss impairment model that requires more timely recognition of expected credit losses. IAS 39 impairment requirements are based on an incurred loss model where credit losses are not recognized until there is evidence of a trigger event. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. We are assessing the impact of adopting this standard on our consolidated financial statements.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

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

Note 5: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $7,620,520 (December 31, 2013 - $22,032,832).  The current annual interest rate earned on these deposits is 1.38% (December 31, 2013 – 1.08%).

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

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2014
Short-term investments	2,031,685	2,031,685	—	2,031,685	2,031,685	1.44%
December 31, 2013
Short-term investments	2,001,644	2,001,644	—	2,001,644	2,001,644	1.50%

Fair value is determined by using published market prices provided by our investment advisor.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2012	188,539	505,195	170,025	78,055	183,142	1,124,956
Additions, net of foreign exchange impact	—	84,507	3,619	—	166,708	254,834
As at December 31, 2013	188,539	589,702	173,644	78,055	349,850	1,379,790
Additions, net of foreign exchange impact	3,027	34,393	34,899	8,240	75,859	156,418
As at December 31, 2014	191,566	624,095	208,543	86,295	425,709	1,536,208

Amortization
As at December 31, 2012	87,504	338,261	95,532	38,840	155,571	715,708
Amortization for the year	16,405	59,727	9,186	7,162	39,143	131,623
As at December 31, 2013	103,909	397,988	104,718	46,002	194,714	847,331
Amortization for the year	15,726	54,652	10,209	6,379	76,535	163,501
As at December 31, 2014	119,635	452,640	114,927	52,381	271,249	1,010,832

Net book value
As at December 31, 2014	71,931	171,455	93,616	33,914	154,460	525,376
As at December 31, 2013	84,630	191,714	68,926	32,053	155,136	532,459

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Note 7: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $
Balance, December 31, 2011	71,251,335	177,282,566	2,170,110	2,653,627
Exercise of stock options	393,200	1,485,622	—	—
Issued for cash, pursuant to February 8, 2012 bought deal financing (a)	5,065,750	21,276,150	303,945	376,892
Expired warrants	—	—	(2,170,110)	(2,653,627)
Share issue costs	—	(1,889,247)	—	—
Balance, December 31, 2012	76,710,285	198,155,091	303,945	376,892

Issued for cash pursuant to February 25, 2013 public offering(b)	8,000,000	32,848,000	—	—
Exercise of stock options	93,533	238,676	—	—
Share issue costs	—	(2,629,203)	—	—

Balance, December 31, 2013	84,803,818	228,612,564	303,945	376,892

Issued pursuant to Share Purchase Agreement(c)	7,037,216	8,861,652	—	—
Issued pursuant to "at the market" sales agreement(d)	1,671,460	1,468,668	—	—
Expiry of warrants	—	—	(303,945)	(376,892)
Share issue costs	—	(1,285,828)	—	—

Balance, December 31, 2014	93,512,494	237,657,056	—	—

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

(c)
On February 27, 2014, we entered into a share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") to sell up to US$26,000,000 of common stock. Subject to the terms and conditions of the Share Purchase Agreement and at our sole discretion, we may sell up to US$26.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Share Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. We can terminate the Purchase Agreement at any time at our sole discretion without any monetary cost or penalty. Under the

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC valued at fair value of US$455,000. An additional 292,793 common shares will be issued on a pro rata basis under the terms of the Share Purchase Agreement as an additional commitment fee.

On October 20, 2014 we announced that we had reached an agreement on amendments to the Share Purchase Agreement. The specific amendments include allowing the Company to sell shares to LPC at the Company's sole option independent of the closing price of the Common Stock, increasing the number of shares that may be sold to LPC at certain price levels and changes to the way the number of Commitment Shares issuable are calculated. In consideration of the amendments to the Agreement, the Company issued 146,397 shares of Common Stock to LPC. All other terms and conditions of the Agreement remain in force without amendment.

During 2014, under the terms of the Share Purchase Agreement, we issued 7,037,216 common shares for net proceeds of approximately US$7.1 million. As well, we issued 536,254 commitment shares consisting of 292,793 initial commitment fee common shares, 146,397 commitment shares in consideration for the October 2014 amendments, and 97,064 additional commitment fee common shares. The commitment shares have been valued at fair value of US$654,267 and have been recorded as additional share issue costs.

(d)
On October 24, 2014, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent. Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Canaccord Genuity Inc. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2014, we issued 1,671,460 common shares for net proceeds of approximately US$1.1 million.

The following table summarizes our outstanding warrants as at December 31, 2014:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$4.20	303,945	—	—	(303,945)	—	—
	303,945	—	—	(303,945)	—	—

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Note 8: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2014		2013		2012
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	5,918,678	3.75	5,925,377	4.31	5,677,577	4.35
Granted during the year	500,000	1.26	1,666,000	2.12	1,155,500	3.57
Forfeited during the year	—	—	(151,666)	4.57	(274,500)	5.10
Expired during the year	(972,284)	5.56	(1,427,500)	4.20	(240,000)	3.90
Exercised during the year	—	—	(93,533)	1.92	(393,200)	2.76
Outstanding, end of the year	5,446,394	3.19	5,918,678	3.75	5,925,377	4.31
Options exercisable, end of the year	4,841,060	3.37	4,597,678	4.32	5,744,044	4.37
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2014:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.72-$1.08	200,000	9.9	0.72	200,000	0.72
$1.45 - $2.37	2,431,894	7.8	1.85	1,826,560	1.89
$2.70 - $3.89	1,269,500	6.0	3.59	1,269,500	3.59
$4.00 - $5.92	882,500	7.4	4.23	882,500	4.23
$6.72 - $9.76	662,500	6.0	6.72	662,500	6.72
	5,446,394	7.2	3.19	4,841,060	3.37
Non-exercisable options vest annually over periods ranging from one to three years or upon satisfaction of certain performance conditions. We have reserved 7,382,208 common shares for issuance relating to outstanding stock options.
Compensation expense related to options granted to employees, directors and consultants for the year ended December 31, 2014 was $980,325 (2013 - $424,384; 2012 - $730,751).
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

	2014	2013	2012

Risk-free interest rate	1.05%	1.08%	1.15%
Expected hold period to exercise	2.7 years	2.89 years	2.13 years
Volatility in the price of the Company's shares	72.55%	62.62%	56.58%
Rate of forfeiture	2.5%	2.5%	—%
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.54	$0.85	$0.80

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 9: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2014 of 87,869,149 (2013 - 83,530,981; 2012 - 76,102,062). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments totaling $4,176,218 during 2015 for activities related to our clinical trial, manufacturing and collaboration programs.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

Amount $
2015	174,160
2016	117,327
2017	38,366
329,853

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Note 11: Contingencies

Assumption Agreement

In 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2014, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

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

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2014, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Note 12: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2014	2013	2012
Loss before income taxes	(18,612,556)	(23,527,239)	(36,343,047)
Statutory Canadian corporate tax rate	25.00%	25.00%	25.00%
Anticipated tax recovery	(4,653,139)	(5,881,810)	(9,085,762)
Foreign jurisdiction tax rate difference	3,319,210	4,567,094	7,218,015
Employee stock based compensation	245,081	106,096	182,688
Change in tax rate	—	—	(686,250)
Adjustment to opening tax pools	(316,193)	114,629	24,534
Other permanent differences	(48,092)	29,432	243,324
Change in deferred tax benefits deemed not probable to be recovered	1,462,572	1,098,159	2,133,925
Deferred income tax recovery	—	—	—
Current income taxes	9,439	33,600	30,474
Adjustment in respect to prior periods	(2,660)	(28,192)	—
Net current tax expense	6,779	5,408	30,474

As at December 31, 2014, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,245,000
42,680,000

As at December 31, 2014, we have non-refundable federal investment tax credits of approximately $5,400,000 which are available to reduce future taxes payable and unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $25,600,000 over an indefinite future period.  We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

	2014	2013	2012
	$	$	$
Net operating losses carried forward	13,130,052	12,180,030	11,874,273
Scientific research and experimental development	6,424,359	5,851,177	4,639,667
Investment tax credits	4,083,046	3,820,063	3,075,619
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,720,154	1,784,713	1,764,604
Share issue costs	655,787	853,578	635,495
Net capital losses carried forward	7,035	7,035	7,035
Unrecognized deferred tax asset	26,020,433	24,496,596	21,996,693

Note 13: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2014	2013
	$	$
Cash and cash equivalents	14,152,825	25,220,328
Short-term investments	2,031,685	2,001,644
Shareholders’ equity	13,819,193	22,213,366

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

On August 1, 2014, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on September 1, 2016.

In 2014, our Base Shelf allowed us to enter into our Share Purchase Agreement and our ATM equity distribution agreement (see Note 7). We use these two equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to regularly raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2014.

Note 14: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values.

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

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the US and the UK and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the US dollar against the Canadian dollar would have increased our net loss in 2014 by approximately $19,471.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2014 by approximately $35,522. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2014 by approximately $93,695.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2014 are as follows:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	5,010,733	83,290	20,212
Accounts payable	(271,176)	(47,563)	(78,533)
	4,739,557	35,727	(58,321)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 13.  Accounts payable are all due within the current operating period.

Note 15: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2014 $	2013 $	2012 $
Change in:
Accounts receivable	(85,898)	(60,874)	10,413
Prepaid expenses	70,190	(30,649)	390,482
Accounts payable and accrued liabilities	(2,634,664)	(1,282,649)	787,072
Non-cash impact of foreign exchange	206,384	—	—
Change in non-cash working capital related to operating activities	(2,443,988)	(1,374,172)	1,187,967

Other Cash Flow Disclosures

	2014 $	2013 $	2012 $
Cash interest received	210,390	371,485	341,503
Cash taxes paid	9,715	6,102	22,800

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Note 18: Economic Dependence

We are economically dependent on our toll manufacturers.  We primarily use one toll manufacturer in the US to produce the clinical grade REOLYSIN required for our clinical trial program.  Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program.  We have used another toll manufacturer in the U.K. that has also produced clinical grade REOLYSIN at a smaller scale.  We have attempted to mitigate this risk by producing sufficient REOLYSIN in advance of patient enrollment in a particular clinical trial.

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

	2014 $	2013 $	2012 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	273,996	170,036	(123,749)
Unrealized non-cash foreign exchange (gain) loss	(45,866)	(89,721)	89,890
Non-cash share based compensation	588,658	142,972	406,129

Included in operating expenses
Amortization of property and equipment	163,501	131,623	109,275
Non-cash share based compensation	391,667	281,412	324,622
Office minimum lease payments	94,888	91,332	88,792

Note 20: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2014 $	2013 $	2012 $
Short-term employee benefits	2,535,167	2,950,984	2,544,285
Share-based payments	771,438	184,037	809,381
	3,306,605	3,135,021	3,353,666

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Note 21: Subsequent Event

Subsequent to the end of 2014, we have issued 13,860,175 common shares for net proceeds of $14.2 million (US$11.3 million) through the use of our ATM and Share Purchase Agreement. As of March 13, 2015, we have cash and cash equivalents of approximately $27.5 million.