Form 20-F
period 2015-12-31
ONCOLYTICS BIOTECH INC
filed 2016-03-24
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2015

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

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 118,151,622 common shares as at December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per US Dollar

The following table sets out the exchange rates for United States dollars (“US$”) expressed in terms of Canadian dollars (“Cdn$”) including the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Canadian Dollars Per One US Dollar
	2015	2014	2013	2012	2011
Average for the period	1.2787	1.1045	1.0299	0.9996	0.9893

For the Month of
	February 2016	January 2016	December 2015	November 2015	October 2015	September 2015
High for the period	1.3523	1.3969	1.3360	1.3095	1.2904	1.3147
Low for the period	1.4040	1.4589	1.3990	1.3360	1.3242	1.3413

Exchange rates are based on the Bank of Canada nominal noon exchange rates.   The nominal noon exchange rate on March 23, 2016 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.3203.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2015 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2015	2014	2013	2012	2011
	$	$	$	$	$
Revenues	—	—	—	—	—
Net loss(1), (3)	(13,722,995)	(18,619,335)	(23,532,647)	(36,373,521)	(29,044,701)
Net comprehensive loss	(13,242,060)	(18,418,990)	(23,395,834)	(36,313,135)	(29,005,542)
Basic and diluted loss per share(2)	(0.12)	(0.21)	(0.28)	(0.48)	(0.41)
Total assets(2)	27,383,798	17,193,190	28,222,027	22,078,090	36,024,617
Shareholders’ equity(2)	24,674,306	13,819,193	22,213,366	14,786,780	29,520,379
Cash dividends declared per share(4)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	112,613,845	87,869,149	83,530,981	76,102,062	70,911,526
Notes:

1)	Included in net loss and net loss per share for the year ended December 31, 2015 is stock based compensation expense of $429,537 (2014 - $980,325; 2013 - $424,384; 2012 - $730,751; 2011 - $1,805,503).

2)
We issued 24,639,128 common shares for net cash proceeds of $23,667,654 in 2015 (2014 - 8,708,676 common shares for net cash proceeds of $9,044,492; 2013 - 8,093,533 common shares for net cash proceeds of $30,398,036; 2012 - 5,458,950 commons shares for net cash proceeds of $20,848,785; 2011 - 3,293,033 common shares for net cash proceeds of 14,824,658).

3)
Included in the net loss and net loss per share for the years ended December 31, 2015, 2014, 2013, and 2012 is a change in fair value of warrant liability of $nil (2011 change in fair value of warrant liability loss of $36,000).

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

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2015, we had an accumulated deficit of $263.7 million and we incurred net losses of $13.7 million, $18.6 million and $23.5 million for the years ended December 31, 2015, 2014, and 2013, respectively. We anticipate that we will continue to incur significant losses during 2016 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
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

As of December 31, 2015, we had cash and cash equivalents (including short-term investments) of $26.1 million and working capital of approximately $24.2 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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
We have been delisted from the NASDAQ Capital Market and we have qualified for quotation on the OTCQX® which may adversely affect the liquidity of the Company's common shares.
On October 29, 2015, the Company received notice from the Nasdaq OMX Group ("Nasdaq") stating that, in accordance with Nasdaq listing rules, the Company's shares will be delisted from the Nasdaq Capital Market, effective from the opening of trading on November 5th, 2015, for not maintaining the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2).
On October 29, 2015, the Company received notification from OTC Markets Group Inc. of that it qualified for quoatations in the United States on the OTCQX® International ("OTCQX") and quotations commenced on November 5, 2015.
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

The Company is likely a "passive foreign investment company" which may have adverse US federal income tax consequences for US shareholders.

US shareholders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2015, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its current and subsequent taxable years.  If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each US shareholder should consult its own tax advisor regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

“Penny stock” rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.
On November 5, 2015, we were delisted from the NASDAQ Capital Markets and are now only quoted on an over-the-counter market, the OTCQX International, maintained by OTC Markets, Inc. Trading in our securities is now subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The Securities and Exchange Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.
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

Clinical Trial Program

We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes clinical trials which we sponsor directly along with Third Party Clinical Trials. Third Party Clinical Trials are clinical trials that are being sponsored by other institutions. As of the end of 2015, the US National Cancer Institute (“NCI”), the University of Leeds and the Cancer Therapy & Research Center at the University of Texas Health Center in San Antonio (“CTRC”) and the National Cancer Institute of Canada ("NCIC") were sponsoring part of our clinical trial program.  Our clinical trial program has included human trials using REOLYSIN® alone, and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.

Clinical Trial Chart

The following chart shows our clinical trials along with the status for each as at December 31, 2015:

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
MAYO (MC-1472)	Intravenous Administration of REOLYSIN® in Combination with GM-CSF in Pediatric Patients with Relapsed or Refractory Brain Tumours	Phase 1 Brain Cancer	United States	Ongoing
NCI-9603 (NCI Trial)	Intravenous Administration of REOLYSIN® in Combination with Dexamethasone and Carfilzomib	Translational Study - Relapsed or Refractory Myeloma	United States	Ongoing
IND 213 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Paclitaxel	Phase II Metastatic Breast Cancer	Canada	Ongoing
IND 211 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Docetaxel or Pemetrexed	Phase II Metastatic Non-Small Cell Lung Cancer	Canada	Ongoing
INC 210 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with FOLFOX-6 Plus Bevacizumab (Avastin®) versus FOLFOX-6 Plus Bevacizumab alone	Phase II Metastatic Colorectal Cancer	Canada	Ongoing
IND 209 (NCIC CTG Trial)	Intravenous Administration of REOLYSIN® in combination with Docetaxel or Pemetrexed	Phase II Recurrent or Metastatic Castration Resistant Prostate Cancer	Canada	Ongoing
NCI - 8601/OSU-10045 (NCI Trial)	REOLYSIN® in Combination with Paclitaxel and Carboplatin	Phase II Metastatic Pancreatic Cancer	United States	Ongoing
COG-ADVL1014 (NCI / COG Trial)	Intravenous Administration of REOLYSIN® in Combination with Cyclophosphamide	Phase I Pediatric Patients with Relapsed or Refractory Solid Tumors	United States	Complete
GOG-0186H (NCI / GOG Trial)	Intravenous Administration of REOLYSIN in Combination with Paclitaxel for Patients with Persistent or Recurrent Ovarian Cancer	Phase II ovarian cancer	United States	Ongoing
REO 024	Intravenous Administration of REOLYSIN® in Combination with Pembrolizumab (KEYTRUDA®) and Chemotherapy in Patients with Advanced or Metastatic Pancreatic Adenocarcinoma	Phase Ib pancreatic cancer	United States	Ongoing
REO 022	Intravenous administration in combination with FOLFIRI	Phase I colorectal cancer	United States	Ongoing
REO 021	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II squamous cell carcinoma lung cancer	United States	Complete
REO 020	Intravenous administration in combination with paclitaxel and carboplatin (sponsored by the CTRC)	Phase II metastatic melanoma	United States	Complete
REO 019	Intravenous Administration of REOLYSIN® in Combination with Bortezomib (VELCADE®) and Dexamethasone in Patients with Relapsed or Refractory Multiple Myeloma	Phase Ib multiple myeloma	United States	Ongoing
REO 018	Intravenous administration in combination with paclitaxel and carboplatin	Phase III squamous cell carcinoma of the head and neck	International	Complete
REO 017	Intravenous administration in combination with gemcitabine (sponsored by the CTRC)	Phase II advanced pancreatic cancer	United States	Complete
REO 016	Intravenous administration in combination with paclitaxel and carboplatin	Phase II non-small cell lung with K-RAS or EGFR-activated tumours	United States	Complete
REO 015	Intravenous administration in combination with paclitaxel and carboplatin	Phase II head and neck	United States	Complete

Trial number	Delivery Method	Trial Program and Cancer Indication	Location	Status
REO 014	Intravenous administration monotherapy	Phase II sarcoma	United States	Complete
REO 013 Brain	Intravenous administration prior to surgical resection	Phase I recurrent high grade primary or metastatic brain tumours	United Kingdom	Ongoing
REO 013	Intravenous administration monotherapy (sponsored by University of Leeds)	Translational metastatic colorectal	United Kingdom	Complete
NCI - 9030	Intravenous Administration of REOLYSIN® Monotherapy for Patients with Relapsed or Refractory Multiple Myeloma	Phase I relapsed or refractory multiple meloma	United States	Complete
NCI-7848	Intravenous administration monotherapy (NCI)	Phase II melanoma	United States	Complete
NCI - 7853	Systemic and Intraperitoneal Administration of REOLYSIN® Monotherapy for Patients with Platinum-Refractory, Metastatic Ovarian Epithelial, Peritoneal and Fallopian Tube Cancers	Phase I Ovarian, Fallopian Tube and Primary Peritoneal Cancers	United States	Complete
REO 012	Intravenous administration in combination with cyclophosphamide	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 011	Intravenous administration in combination with paclitaxel and carboplatin	Phase I/II melanoma, lung, ovarian	United Kingdom	Complete
REO 010	Intravenous administration in combination with docetaxel	Phase I/II bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Complete
REO 009	Intravenous administration in combination with gemcitabine	Phase I/II pancreatic, lung, ovarian	United Kingdom	Complete
REO 008	Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Complete
REO 007	Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Complete
REO 006	Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Complete
REO 005	Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete
REO 004	Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete
REO 003	Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete
REO 002	Local monotherapy	T2 prostate cancer	Canada	Complete
REO 001	Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 410 issued patents including 60 issued US. patents.  We also have numerous patent applications filed in the US, Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

On December 31, 2015, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company.  In addition, Oncolytics Biotech (US) Inc., a Delaware corporation, is a material wholly owned subsidiary of OBB.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2016 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

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

Please see our 2015 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and Capital Resources

Please see our 2015 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" for information on the Company’s research and development policies.  Our research and development expenses were $8,601,864, $13,824,252, and $18,506,064 for 2015, 2014 and 2013, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2015 Management Discussion and Analysis in Exhibit 15.1 for our comparative discussion on our expenditures between 2013 - 2015 and our expectations for 2016.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2015, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2015:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Alberta Heritage Foundation(1)	Nil	—	—	—	—
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	659,823	154,377	255,292	207,024	43,130
Purchase obligations	2,083,331	2,083,331	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	2,743,154	2,237,708	255,292	207,024	43,130
Note:

(1)
On May 25, 2015, we entered into a termination and release agreement with the Alberta Heritage Foundation for Medical Research ("AHFMR") whereby the AHFMR released the Company from its obligation to repay the loan.

(2)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and municipalities of residence of all our directors and officers as at December 31, 2015, as well as the positions and offices held by such persons and their principal occupations.

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
Prior to taking on the role of Senior Vice President, Regulatory Affairs & Chief Safety Officer, Dr. Gill consulted in clinical research and regulatory affairs to the pharmaceutical and biotechnology industries since he retired from Ligand Pharmaceuticals in 1999. During his more than 45 years in the industry, he also served in senior executive positions with ICI Pharmaceuticals (now AstraZeneca), Bristol-Myers Squibb, and Hoffmann-La Roche. Dr. Gill holds a B.Sc. in chemistry from Dickinson College in Pennsylvania and an M.D. from the School of Medicine of the University of Pennsylvania in Philadelphia.
N/A

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Angela Holtham(1), FCPA, FCMA, ICD.D Mississauga, Ontario	Director
After 8 years as the Vice President Finance and CFO of The Hospital for Sick Children (SickKids) in Toronto, Ms. Holtham now holds a number of Board and Audit Committee governance positions in both the public and private sectors in Canada including IBI Group inc., the Ontario Financing Authority, CMA Canada and Plexxus (Hospital Administrative Services).

Prior to her position at SickKids, Angela held a number of senior positions in both the for-profit and not-for-profit sectors, including 20 years with Nabisco Canada, the last 5 as Senior Vice President and CFO.

June 18, 2014
J. Mark Lievonen, CM, FCPA, FCA(3) Stouffville, Ontario	Director
President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998.  Mr. Lievonen has served on a number of industry and not-for-profit boards including Rx&D, BIOTECanada, the Public Policy Forum, the Ontario Institute for Cancer Research, York University and Markham Stouffville Hospital, and is a past Chair of Rx&D, BIOTECanada, the Ontario Genomics Institute, and the Markham Stouffville Hospital Foundation.

April 5, 2004
Kirk J. Look, CA Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Company since November 2012. From 2003 to November 2012, Mr. Look held the position of Controller with the Company.	N/A
Wayne Pisano, MBA(4) Asbury, New Jersey	Chair of the Board
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
May 9, 2013

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
William G. Rice, Ph.D.(3) California, USA	Director
Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013; from 2003 to present, Chairman, President and CEO of Cylene Pharmaceuticals Inc.; former Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center; former faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine.

June 8, 2015
Robert B. Schultz, FCPA, FCA (1) Toronto, Ontario	Director
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
June 30, 2000
Bernd R. Seizinger, M.D., Ph.D.(2) New Jersey, USA and Munich Germany	Director
Chairman of Opsona Therapeutics Ltd. since 2009; Executive Chairman of Aprea AB since 2015; from 1998 to 2009, President and CEO of GPC Biotech; former VP of Oncology Drug Discovery and VP of Corporate and Academic Alliances at Bristol-Myers Squibb; Senior Faculty Member of Harvard Medical School and Massachusetts General Hospital.
June 8, 2015
Bradley G. Thompson Ph.D Calgary, Alberta	Chief Executive Officer and Executive Chairman of the Board	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	April 21, 1999

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Alan J Tuchman, MD, MBA (FAAN), New York, NY	Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer
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

2)
These persons are members of the Compensation Committee.  Effective March 10, 2016, Mr. Dinning resigned from the Board. Prior to March 10, 2016, Mr. Dinning was the Chair of the Compensation Committee.

3)	These persons are members of the Governance Committee. Mr. Lievonen is the Chair of the Governance Committee.

4)	As Chair, Mr. Pisano is an ex-officio member of the Audit, Compensation and Governance Committees.

As at March 24, 2016, the directors and senior officers as a group beneficially owned, directly or indirectly, 1,123,250 of our common shares, representing 0.95% of the issued and outstanding common shares.

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

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2015 to each director.

Name	Fees & Retainers Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jim Dinning(5)	50,500	20,000	—	None	N/A	None	70,500
Linda Hohol(3)	23,333	—	—	None	N/A	None	23,333
Angela Holtham	53,250	20,000	—	None	N/A	None	73,250
Ed Levy(4)	17,750	—	—	None	N/A	None	17,750
Mark Lievonen	42,750	20,000	—	None	N/A	None	62,750
Wayne Pisano	46,250	25,000	—	None	N/A	None	71,250
William Rice(1), (2)	21,333	20,000	22,500	None	N/A	None	63,833
Bob Schultz	52,750	20,000		None	N/A	None	72,750
Bernd Seizinger(1), (2)	17,333	22,250	22,500	None	N/A	None	62,083
Ger van Amersfoort(4)	17,750	—	—	None	N/A	None	17,750

Note:

(1)	Effective June 8, 2015, Dr. Rice and Dr. Seizinger were elected to the Company's Board of Directors at the 2015 Annual General Meeting.

(2)	The value of share and option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2015 audited consolidated financial statements.

(3)	On August 5, 2015, Ms. Hohol resigned from the Board.

(4)	On June 8, 2015, Dr. Levy and Mr. van Amersfoort ceased to be directors of the Company.

(5)	On March 10, 2016, Mr. Dinning resigned from the Board.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2015.

Name and principal position	Year	Salary $	Share- based awards $	Option- based awards $(3), (5)	Bonus(6) $	Non-equity incentive plan compensation $	Pension value $	All other compensation $(1)	Total compensation $

Dr. Bradley G.	2015	551,937	N/A	287,113	154,542	N/A	N/A	71,215	1,064,807
Thompson	2014	537,950	N/A	—	—	N/A	N/A	69,029	606,979
Chief Executive Officer	2013	530,000	N/A	259,529	212,000	N/A	N/A	68,295	1,069,824

Kirk J. Look	2015	319,200	N/A	109,556	67,032	N/A	N/A	52,014	547,802
Chief Financial Officer	2014	284,200	N/A	—	—	N/A	N/A	48,466	332,666
	2013	280,000	N/A	174,767	84,000	N/A	N/A	47,638	586,405

Dr. Matt C.	2015	380,107	N/A	173,307	79,822	N/A	N/A	57,039	690,275
Coffey	2014	370,475	N/A	—	—	N/A	N/A	54,950	425,425
Chief Operating Officer	2013	365,000	N/A	173,020	109,500	N/A	N/A	54,682	702,202

Mary Ann	2015	117,205	N/A	—	—	N/A	N/A	31,375	148,581
Dillahunty(2), (4)	2014	191,509	N/A	—	—	N/A	N/A	24,078	215,587
VP Intellectual Property	2013	172,984	N/A	30,671	51,895	N/A	N/A	21,284	276,834

Dr. George Gill(2)	2015	438,371	N/A	81,695	61,371	N/A	N/A	40,549	621,986
Senior Vice President,	2014	367,452	N/A	—	—	N/A	N/A	33,990	401,442
Regulatory Affairs & Chief Safety Officer	2013	331,908	N/A	61,341	99,572	N/A	N/A	27,382	520,204

Dr. Alan J. Tuchman(2)	2015	202,990	N/A	37,906	28,418	N/A	N/A	18,777	288,091
Senior VP, Medical and Clinical Affairs	2014	165,825	N/A	—	—	N/A	N/A	15,339	181,164
Chief Medical Officer	2013	149,797	N/A	42,172	44,939	N/A	N/A	12,358	249,266

Notes:

(1)	The dollar amounts set forth under this column are related to contributions to the officer's respective retirement savings plan and amounts provided for health care benefits by the Company.

(2)
US Employees are paid salaries, bonuses and other compensation in US Dollars.  These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.3840, $1.1601, and $1.0636 for the years 2015, 2014 and 2013, respectively.

(3)	The value of option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2015 audited consolidated financial statements.

(4)	Ms. Dillahunty retired from the Company on July 1, 2015.

(5)	No options were granted to officers in 2014.

(6)	No bonuses were paid to the officers in 2014.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary $

Dr. Bradley G. Thompson	2016	590,572
Chief Executive Officer

Kirk J. Look	2016	325,584
Chief Financial Officer

Dr. Matt C. Coffey	2016	406,714
Chief Operating Officer

Dr. George Gill, MD (1)	2016	338,890
Senior Vice President, Regulatory Affairs and
Chief Safety Officer

Dr. Alan J Tuchman, MD, MBA (FAAN) (1)	2016	156,939
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

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2016 without cause or due to a change of control of the Company.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $

Dr. Bradley G. Thompson Chief Executive Officer	1,330,828	1,996,243

Kirk J. Look, CA Chief Financial Officer	378,565	757,129

Dr. Matt C. Coffey Chief Operating Officer	466,388	932,776

Dr. George Gill, MD(3) Senior Vice President, Clinical and Regulatory Affairs	370,987	741,974

Dr. Alan J Tuchman, MD, MBA (FAAN) (3) Senior Vice President, Medical and Clinical Affairs & Chief Medical Officer	172,206	344,412

Notes:

(1)
As at December 31, 2015, all options granted to Officers had fully vested except for the options granted on December 1, 2015. As a result, all Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Officer is terminated unless otherwise approved by the Board of Directors.

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

Name and Municipality of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Bradley G. Thompson Ph.D Calgary, Alberta	Executive Chairman/President and Chief Executive Officer	April 21, 1999	Date of 2016 Annual General Meeting of the Shareholders
Matthew C. Coffey Ph.D Calgary, Alberta	Chief Operating Officer and Director	May 11, 2011	Date of 2016 Annual General Meeting of the Shareholders
Jim Dinning Calgary, Alberta	Director	March 24, 2004	Mr. Dinning resigned from the Board on March 10, 2016
Angela Holtham FCPA, FCMA, ICD.D Mississauga, Ontario	Director	June 18, 2014	Date of 2016 Annual General Meeting of the Shareholders
J. Mark Lievonen, CM, FCPA, FCA Stouffville, Ontario	Director	April 5, 2004	Date of 2016 Annual General Meeting of the Shareholders
Wayne Pisano, MBA Asbury, New Jersey	Chair and Director	May 9, 2013	Date of 2016 Annual General Meeting of the Shareholders
William G. Rice, Ph.D. California, USA	Director	June 8, 2015	Date of 2016 Annual General Meeting of the Shareholders
Robert B. Schultz, FCPA, FCA Toronto, Ontario	Director	June 30, 2000	Date of 2016 Annual General Meeting of the Shareholders
Bernd R. Seizinger, M.D., Ph.D. New Jersey, USA and Munich Germany	Director	June 8, 2015	Date of 2016 Annual General Meeting of the Shareholders

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

Compensation of Directors

Effective October 1, 2015, each director who is not a salaried employee of the Company is entitled to the following fees:

Annual Retainer
Board chair annual retainer                    $80,000
Audit Committee Chair retainer                    $60,000
Governance & compensation Committee Chair retainers         $50,000
All other directors’ retainer                     $40,000

Additional Retainer for Non-Chair Directors Serving on the Following Board Committees
Audit                                $10,000
Governance                            $5,000
Compensation                            $5,000

Directors, annually, may opt to take up to 100% of their respective annual retainer in restricted share units.

Restricted Share Units
In addition to the combined retainer, the Corporation will grant annually $20,000 of restricted share units that will vest over a three year period. The annual restricted share unit award will be granted on October 1 of each year.

Prior to October 1, 2015, each Director who was not a salaried employee of the Corporation was entitled to the following fees:

Annual Retainer - Director	Annual Retainer - Lead Director	Annual Retainer - Audit Committee Chair	Annual Retainer - All Other Committee Chairs	Meeting Fee
$25,000	$40,000	$37,000	$31,000	$1,750

We also grant to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  During the year ended December 31, 2015, total compensation of $535,249 was paid to the independent directors which consisted of fee payments of $342,999, share based awards of $147,250 and option based awards of $45,000.

Compensation Committee

The Corporation has formed a compensation committee (the “Compensation Committee”) which consists of one outside, independent director and the Chair of the Board who serves as an ex-officio member. Prior to March 10, 2016, Mr. Dinning, and Dr. Seizinger were the two independent members of the Compensation Committee and Mr. Dinning was appointed Chair. Effective March 10, 2016, Mr. Dinning resigned from the Board. The Board will appoint a new Chair of the Compensation Committee immediately following the 2016 Annual General meeting. No member of the Compensation Committee has been an employee officer of the Corporation or any of its affiliates.
The objectives of the Company’s compensation arrangements are:  (i) to attract and retain key personnel; (ii) to encourage commitment to the Company and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, and payments allocated to employees to be directed by them to their personal retirement accounts. Bonuses and the granting of Stock Options (as defined herein) and Share Awards (as defined herein) are also part of the Corporation’s compensation program and are based on corporate performance. Part of corporate performance includes goals and objectives that are determined based on the strategic planning and budgeting process, which is conducted at least annually. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase has been challenging, and was exacerbated by the deterioration of the capital markets late in 2008 and 2009. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged Lane Caputo Compensation Inc., executive compensation specialists (the “Specialist”), to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. For 2015, the Specialist was engaged to review, and provide recommendations with respect to, the compensation structure for the independent directors.
Following a review of the risks in the Corporation’s compensation policies and practices, the Compensation Committee found no risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee’s role of approving the compensation policies and practices includes considering whether the compensation policies and practices could encourage an officer of the Company to take inappropriate or excessive risks.
Under the Corporation’s corporate trading policy, insiders (including officers and directors) are not permitted to hedge their position in Common Shares, Stock Options, Share Awards, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the Common Shares of the Corporation.

For 2015, the following guidelines were employed by the Board in granting bonuses and stock option grants to the Corporation’s executive and senior officers. For 2016, similar guidelines are expected to be applied.

Annual Bonus and Option Grants

The Chief Executive Officer (the “CEO”) of the Corporation is eligible for a cash bonus of up to 40% of his base salary, the Chief Operating Officer (the “COO”) and the Chief Financial Officer (the “CFO”) are eligible for a cash bonus of up to 30% of their respective base salary and the other senior officers are eligible for a cash bonus of up to 20% of their base salary. In addition, when available, the officers are eligible for a combination of Stock Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Stock Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Stock Options and Share Awards.
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

(d)	Each member shall be appointed by the Board annually at the next scheduled meeting of the Board following the AGM.

(e)	The Chair of the Board shall be an ex officio member of the committee.

3.	Meetings of the Committee

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
This Mandate was last reviewed, amended and approved by the Board on March 10, 2016.
Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), consisting of three independent directors pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act: Ms. Angela Holtham, Mr. Lievonen and Mr. Robert Schultz, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Ms. Holtham is presently the Chair of the Audit Committee.  Each Audit Committee member is financially literate.

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

(a)
The Audit Committee shall consist of a minimum of three (3) directors. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Governance Committee in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee, or delegate such authority to appoint the Chair of the Audit Committee to the Audit Committee.

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

(f)	The Chair of the Board shall be an ex officio member of the committee.

3.	Meetings of the Committee

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

(l)
The Audit Committee shall review with management and the Corporation’s external auditors, on no less than an annual basis, any taxation matters that could have a material impact on the Corporation’s financial statements.

(m)	The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

5.	Date of Mandate
This Mandate was last reviewed and approved by the Board on March 10, 2016.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2015	2014	2013
Research and development	12	13	16
Operating	9	9	9
Total	21	22	25

Geographic location	2015	2014	2013
Canada	15	15	18
United States of America	2	3	4
Other	4	4	3
Total	21	22	25

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 24, 2016.

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
Officers
Bradley Thompson	672,900	**	149,160	2.22	December 12, 2017
			50,000	3.06	December 8, 2019
			215,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			240,000	3.89	December 14, 2021
			240,000	4.21	December 17, 2022
			360,000	1.74	December 11, 2023
			1,216,000	0.42	December 1, 2025

			2,488,160			2.49%
Matthew Coffey	288,550	**	33,333	2.22	December 12, 2017
			30,000	3.06	December 8, 2019
			115,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			125,000	3.89	December 14, 2021
			125,000	4.21	December 17, 2022
			240,000	1.74	December 11, 2023
			734,000	0.42	December 1, 2025

			1,420,333			1.34%
Kirk Look	38,700	**	4,700	2.25	December 15, 2016
			9,000	2.22	December 12, 2017
			10,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			200,000	2.00	November 13, 2022
			40,000	4.21	December 17, 2022
			160,000	1.74	December 11, 2023
			464,000	0.42	December 1, 2025

			947,700			**
George Gill	30,000	**	16,667	2.22	December 12, 2017

			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			40,000	4.21	December 17, 2022
			80,000	1.74	December 11, 2023
			250,000	0.42	December 1, 2025

			461,667			**
Alan Tuchman	100	**	10,000	2.85	May 11, 2020
			50,000	2.32	October 1, 2022
			15,000	4.21	December 17, 2022
			55,000	1.74	December 11, 2023
			116,000	0.42	December 1, 2025
			246,000			**
Directors
Robert Schultz	20,000	**	10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			50,000	3.13	July 28, 2020
			60,000	6.72	December 14, 2020
			9,000	4.31	July 27, 2021
			70,000	3.89	December 14, 2021
			60,000	4.21	December 17, 2022
			60,000	1.74	December 11, 2023
			354,000			**

Bernd Seizinger	—	**	50,000	0.80	June 8, 2025
			50,000			**

Angela Holtham	30,000	**	50,000	1.46	June 18, 2024
			50,000			**

William Rice	—	**	50,000	0.80	June 8, 2025
			50,000			**

Mark Lievonen	23,000	**	10,000	2.25	December 15, 2016
			17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			35,000	1.74	December 11, 2023
			180,000			**

Wayne Pisano	20,000	**	50,000	2.89	May 9, 2023
			30,000	1.74	December 11, 2023
			80,000			**
TOTAL:	1,123,250		6,327,860
** Less than 1% ownership
Notes:

1)	Based on 118,697,122 common shares issued and outstanding on March 23, 2016.

2)	Options exercisable to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted share outstanding of 127,103,847.

Restricted Share Units
The following table sets out the restricted share units held by our directors as of March 24, 2016.

	RSU's Granted	RSU's Vested	RSU's Unvested
Angela Holtham	50,000	—	50,000
Mark Lievonen	50,000	—	50,000
Wayne Pisano	62,987	—	62,987
William Rice	50,000	—	50,000
Bernd Seizinger	55,844	—	55,844
Robert Schultz	50,000	—	50,000
	318,831	—	318,831

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 24, 2016, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Changes in ownership by major shareholders

During 2013, Acuity Investment Management Inc. reduced its ownership of the Company's share capital from 12,454,250 common shares to 69,300 common shares as at December 31, 2013.

Voting Rights

There were no differences between the voting rights of Acuity Investment Management Inc. and all other common shareholders.

Shares Held in the United States

The following table indicates, as of February 29, 2016, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with US addresses, the portion of the outstanding common shares held by US holders of record, and the percentage of common shares held by US holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
195	118,697,122	53	47,730,085	40.21%

Change of Control

As of March 24, 2016, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).  Since the beginning of the fiscal year ended December 31, 2015 up to March 24, 2016, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX under the symbol ONC. As well, effective November 5, 2015, our Common Shares commenced quotations on the OTCQX International ("OTCQX") under the symbol ONCYF. Prior to November 5, 2015 our Common Shares traded on the NASDAQ Capital Market under the symbol ONCY. On November 5, 2015, our Common Shares were delisted from the NASDAQ. The last reported sales price of our common shares on March 23, 2016 on the TSX was Cdn$0.43 and on the OTCQX was US$0.32.  The following table sets forth the high and low per share sales prices for our common shares on the OTCQX, the NASDAQ and TSX for the periods indicated. In relation to the OTCQX, the following quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.  The following table sets forth the range of high and low bid prices during the periods indicated on the OTCQX.

Common Shares
	OTCQX		NASDAQ		TSX
	High	Low	High	Low	High	Low
2011	N/A	N/A	6.70	3.35	6.65	3.42
2012	N/A	N/A	5.58	1.72	5.59	1.70
2013	N/A	N/A	4.93	1.45	4.94	1.54
2014	N/A	N/A	1.99	0.40	2.20	0.45
2015	0.37	0.24	1.16	0.29	1.44	0.35

2014
Quarter 1	N/A	N/A	1.92	1.46	2.13	1.62
Quarter 2	N/A	N/A	1.99	1.23	2.20	1.34
Quarter 3	N/A	N/A	1.66	0.56	1.79	0.62
Quarter 4	N/A	N/A	1.00	0.40	1.12	0.45

2015
Quarter 1	N/A	N/A	1.16	0.42	1.44	0.53
Quarter 2	N/A	N/A	0.80	0.50	1.05	0.60
Quarter 3	N/A	N/A	0.70	0.45	0.94	0.61
Quarter 4	0.37	0.24	0.46	0.29	0.60	0.35
September	N/A	N/A	0.65	0.45	0.85	0.61
October	N/A	N/A	0.46	0.29	0.60	0.39
November	0.37	0.25	0.35	0.33	0.46	0.35
December	0.34	0.24	N/A	N/A	0.42	0.36

2016
January	0.31	0.24	N/A	N/A	0.42	0.36
February	0.31	0.25	N/A	N/A	0.41	0.36
March (1 – 24)	0.51	0.26	N/A	N/A	0.56	0.37

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

Our Common Shares, no par value, are traded/quoted on the OTCQX and the TSX under the symbol “ONCYF" and “ONC”, respectively.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2015, the Company’s internal control over financial reporting was effective based on those criteria.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2015.  In this report, the Company’s independent registered auditor, Ernst & Young LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2015.   Ernst & Young LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

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

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2015. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2015.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2015, 2014, and 2013, Ernst & Young LLP received the following fees:

	2015	2014	2013
Item	$	$	$
Audit fees	291,509	277,405	160,737
Audit-related fees (1),(3)	105,017	156,811	133,800
Tax fees (2)	23,861	24,890	18,832
All other fees	—	—	—

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.

2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.

3)	Includes fees associated with matters relating to the provision of a consent letter for various filings.

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

None

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None

ITEM 16G. CORPORATE GOVERNANCE

None

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-25.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Material Contracts
4.1(b)	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2(c)	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3(c)	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6(c)	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7(c)	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8(c)	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10(d)	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12(d)	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13(d)	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14(d)	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15(d)	Executive Employment Agreement, dated January 26, 2009, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16(d)	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17(e)	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.18(f)	Employment Agreement, dated January 1, 2011 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.19(f)	Executive Employment Agreement, dated November 10, 2011 between the Company and its Senior Vice President of Clinical Development and Chief Medical Officer, Gerard T. Kennealey.
4.20(g)	Executive Employment Agreement, dated March 22. 2013, between the Company and its Chief Operating Officer, Matthew Coffey
4.21(g)	Executive Employment Agreement, dated September 27, 2012, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.22(g)	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Financial Officer, Kirk Look
4.23(g)	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Executive Officer, Bradley Thompson
4.24(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Executive Officer, Bradley Thompson
4.25(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Financial Officer, Kirk Look
4.26(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Operating Officer, Matthew Coffey
4.27(i)	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.28(i)	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.29(i)	Amending Agreement, dated March 12, 2015, between the Company and its Chief Executive Officer, Bradley Thompson
4.30(i)	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.31(i)	Amending Agreement, dated March 12, 2015, between the Company and its Chief Financial Officer, Kirk Look
4.32(i)	Amending Agreement, dated March 12, 2015, between the Company and its Chief Operating Officer, Matthew Coffey
4.33	Amending Agreement, dated March 8, 2016, between the Company and its Chief Executive Officer, Bradley Thompson
4.34	Amending Agreement, dated March 8, 2016, between the Company and its Chief Financial Officer, Kirk Look
4.35	Amending Agreement, dated March 8, 2016, between the Company and its Chief Operating Officer, Matthew Coffey
4.36	Amending Agreement, dated November 10, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.37	Amending Agreement, dated March 8, 2016, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.38	Amending Agreement, dated March 8, 2016, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2015
15.2	Consent of Ernst & Young LLP

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
(i) Previously filed with the SEC on Form 20-F dated March 19, 2015.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 24, 2016

ONCOLYTICS BIOTECH INC.

/s/ Brad Thompson	/s/ Kirk Look
Brad Thompson, Ph.D	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2015 and 2014

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

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2015 and 2014, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.'s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated March 10, 2016 expressed an unqualified opinion on Oncolytics Biotech Inc.'s internal control over financial reporting.

Calgary, Canada
March 10, 2016	Chartered Professional Accountants

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.'s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework (the COSO criteria). Oncolytics Biotech Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2015 and 2014 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015 and our report dated March 10, 2016 expressed an unqualified opinion thereon.

Calgary, Canada
March 10, 2016	Chartered Professional Accountants

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2015 $	2014 $
Assets
Current assets
Cash and cash equivalents	5	24,016,275	14,152,825
Short-term investments	5	2,060,977	2,031,685
Accounts receivable		340,059	191,751
Prepaid expenses		506,669	291,553
Total current assets		26,923,980	16,667,814
Non-current assets
Property and equipment	6	459,818	525,376
Total non-current assets		459,818	525,376

Total assets		27,383,798	17,193,190
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		2,709,492	3,373,997
Total current liabilities		2,709,492	3,373,997
Commitments and contingencies	10, 11, 16 and 17
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2015 – 118,151,622 December 31, 2014 – 93,512,494	7	261,324,692	237,657,056
Contributed surplus	7, 8	26,277,966	25,848,429
Accumulated other comprehensive income		760,978	280,043
Accumulated deficit		(263,689,330)	(249,966,335)
Total shareholders’ equity		24,674,306	13,819,193
Total liabilities and equity		27,383,798	17,193,190
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Bob Schultz
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2015 $	2014 $	2013 $
Expenses
Research and development	8, 19, 20	8,601,864	13,824,252	18,506,064
Operating	8, 19, 20	5,315,837	4,998,694	5,392,660
Loss before the following		(13,917,701)	(18,822,946)	(23,898,724)
Interest		197,859	210,390	371,485
Loss before income taxes		(13,719,842)	(18,612,556)	(23,527,239)
Income tax (expense) recovery	12	(3,153)	(6,779)	(5,408)
Net loss		(13,722,995)	(18,619,335)	(23,532,647)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		480,935	200,345	136,813
Net comprehensive loss		(13,242,060)	(18,418,990)	(23,395,834)
Basic and diluted loss per common share	9	(0.12)	(0.21)	(0.28)
Weighted average number of shares (basic and diluted)		112,613,845	87,869,149	83,530,981
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2012	198,155,091	376,892	24,126,265	(57,115)	(207,814,353)	14,786,780

Net loss and other comprehensive income	—	—	—	136,813	(23,532,647)	(23,395,834)
Issued, pursuant to a bought deal financing	30,218,796	—	—	—	—	30,218,796
Exercise of stock options	238,677	—	(59,437)	—	—	179,240
Share based compensation	—	—	424,384	—	—	424,384
As at December 31, 2013	228,612,564	376,892	24,491,212	79,698	(231,347,000)	22,213,366

Net loss and other comprehensive income	—	—	—	200,345	(18,619,335)	(18,418,990)
Issued, pursuant to Share Purchase Agreement	7,830,409	—	—	—	—	7,830,409
Issued, pursuant to "At the Market" Agreement	1,214,083	—	—	—	—	1,214,083
Expired warrants	—	(376,892)	376,892	—	—	—
Share based compensation	—	—	980,325	—	—	980,325
As at December 31, 2014	237,657,056	—	25,848,429	280,043	(249,966,335)	13,819,193

Net loss and other comprehensive income	—	—	—	480,935	(13,722,995)	(13,242,060)
Issued, pursuant to Share Purchase Agreement	4,305,396	—	—	—	—	4,305,396
Issued, pursuant to "At the Market" Agreement	19,362,240	—	—	—	—	19,362,240
Share based compensation	—	—	429,537	—	—	429,537
As at December 31, 2015	261,324,692	—	26,277,966	760,978	(263,689,330)	24,674,306
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2015 $	2014 $	2013 $

Operating Activities
Net loss for the year		(13,722,995)	(18,619,335)	(23,532,647)
Amortization - property and equipment		180,411	163,501	131,623
Share based compensation	8, 19, 20	429,537	980,325	424,384
Unrealized foreign exchange (gain) loss	19	(816,319)	242,542	(89,721)
Net change in non-cash working capital	15	(1,105,464)	(2,443,988)	(1,374,172)
Cash used in operating activities		(15,034,830)	(19,676,955)	(24,440,533)
Investing Activities
Acquisition of property and equipment	6	(108,268)	(152,750)	(254,834)
Redemption (purchase) of short-term investments	5	(29,292)	(30,041)	(32,416)
Cash used in investing activities		(137,560)	(182,791)	(287,250)
Financing Activities
Proceeds from exercise of stock options and warrants	7, 8	—	—	179,240
Proceeds from Share Purchase Agreement	7	4,305,396	7,830,409	—
Proceeds from "At the Market" equity distribution agreement	7	19,362,240	1,214,083	—
Proceeds from public offering	7	—	—	30,218,796
Cash provided by financing activities		23,667,636	9,044,492	30,398,036
(Decrease) increase in cash		8,495,246	(10,815,254)	5,670,253
Cash and cash equivalents, beginning of year		14,152,825	25,220,328	19,323,541
Impact of foreign exchange on cash and cash equivalents		1,368,204	(252,249)	226,534
Cash and cash equivalents, end of year		24,016,275	14,152,825	25,220,328
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2015, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 10, 2016. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

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
December 31, 2015

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
Investment tax credits
Investment tax credits ("ITCs") relating to qualifying scientific research and experimental development expenditures that are refundable are accounted for as a reduction in research and development expenditures. ITCs that are non-refundable, but are recoverable against future taxes payable, are accrued only when there is reasonable assurance that the credits will be realized.
ITCs are subject to technical and financial review by the Canadian tax authorities on a project-by-project basis. Therefore, amounts ultimately received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the review by the Canadian tax authority is completed and the results are made known us.
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
Share based payments
Stock option plan
We have one stock option plan (the “Option Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Option Plan approved from time to time by our Board of Directors (the “Board”). Under the Option Plan, the exercise price of each option is set at equal to or higher than the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant. Exercised stock options are settled with common shares issued from treasury.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

We use the fair value based method of accounting for stock option awards granted under the Option Plan. We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the fair value of the stock options granted using the Black Scholes Option Pricing Model. The fair value of stock options with a graded vesting schedule is determined based on different expected lives for the options that vest each year, as it would be if the award were viewed as several separate awards, each with a different vesting date, and it is accounted for over the respective vesting period taking into consideration forfeiture estimates. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of options that are expected to vest.

Share based payments to non-employees are measured at the date we obtain the goods or the date the counterparty renders the service.
Incentive share award plan
On June 8, 2015, our shareholders approved our incentive share award plan. Our incentive share award plan (the "Share Plan") is available to directors, officers and employees. Under our Share Plan, performance share units and restricted share units may be approved from time to time by the Board. Performance share units ("PSUs") are an award to eligible employees to which common shares shall be issued based upon achieving the applicable performance criteria. Restricted share units ("RSUs") are an award to non-employee directors to which common shares shall be issued in accordance with the Share Plan.

We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the market value of our common shares at the date of grant based on the number of PSUs/RSUs expected to vest, recognized over the term of the vesting period. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of PSUs/RSUs that are expected to vest. The effect of these changes is recognized in the period of the change.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

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

IFRS 9 - Financial Instruments
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), which replaces IAS 17 - Leases (“IAS 17”) and related interpretations. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12-months or less or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained. IFRS 16 will be applied retrospectively for annual periods beginning on or after January 1, 2019. Early adoption is permitted under certain circumstances. We are assessing the potential impact of adopting this standard on our consolidated financial statements.

IAS 12 - Income taxes
In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses as an amendment to IAS 12 – Income Taxes. These amendments address the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. We are assessing the potential impact of adopting these amendments.

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
Share based payments
We measure our share based payment expense by reference to the fair value of the stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share based payment expense for the year along with the assumptions and model used for estimating fair value for share based compensation transactions are disclosed in note 8.

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

To date we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and non-refundable investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 5: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $21,742,300 (December 31, 2014 - $7,620,520).  The current annual interest rate earned on these deposits is 0.76% (December 31, 2014 – 1.38%).

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

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2015
Short-term investments	2,060,977	2,060,977	—	2,060,977	2,060,977	1.35%
December 31, 2014
Short-term investments	2,031,685	2,031,685	—	2,031,685	2,031,685	1.44%

Fair value is determined by using published market prices provided by our investment advisor.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2013	188,539	589,702	173,644	78,055	349,850	1,379,790
Additions, net of foreign exchange impact	3,027	34,393	34,899	8,240	75,859	156,418
As at December 31, 2014	191,566	624,095	208,543	86,295	425,709	1,536,208
Additions, net of foreign exchange impact	6,304	61,182	5,542	1,669	40,156	114,853
As at December 31, 2015	197,870	685,277	214,085	87,964	465,865	1,651,061

Amortization
As at December 31, 2013	103,909	397,988	104,718	46,002	194,714	847,331
Amortization for the year	15,726	54,652	10,209	6,379	76,535	163,501
As at December 31, 2014	119,635	452,640	114,927	52,381	271,249	1,010,832
Amortization for the year	13,842	52,605	12,456	6,378	95,130	180,411
As at December 31, 2015	133,477	505,245	127,383	58,759	366,379	1,191,243

Net book value
As at December 31, 2015	64,393	180,032	86,702	29,205	99,486	459,818
As at December 31, 2014	71,931	171,455	93,616	33,914	154,460	525,376

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 7: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $
Balance, December 31, 2012	76,710,285	198,155,091	303,945	376,892
Issued for cash pursuant to February 25, 2013 public offering(a)	8,000,000	32,848,000	—	—
Exercise of stock options	93,533	238,676	—	—
Share issue costs	—	(2,629,203)	—	—
Balance, December 31, 2013	84,803,818	228,612,564	303,945	376,892
Issued pursuant to Share Purchase Agreement(b)	7,037,216	8,861,652	—	—
Issued pursuant to "at the market" sales agreement(c)	1,671,460	1,468,668	—	—
Expiry of warrants	—	—	(303,945)	(376,892)
Share issue costs	—	(1,285,828)	—	—
Balance, December 31, 2014	93,512,494	237,657,056	—	—
Issued pursuant to "at the market" sales agreement(c)	18,860,454	20,049,693	—	—
Issued pursuant to Share Purchase Agreement(b)	5,778,674	4,371,687
Share issue costs	—	(753,744)	—	—
Balance, December 31, 2015	118,151,622	261,324,692	—	—

(a)	Pursuant to a public offering, we issued 8,000,000 commons shares at an issue price of US$4.00 per common share for gross proceeds of US$32,000,000.

(b)
On February 27, 2014, we entered into a share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") to sell up to US$26,000,000 of common stock. Subject to the terms and conditions of the Share Purchase Agreement and at our sole discretion, we may sell up to US$26.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Share Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities, but requires that we maintain our NASDAQ listing. We can terminate the Purchase Agreement at any time at our sole discretion without any monetary cost or penalty. Under the Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC valued at fair value of US$455,000. An additional 292,793 common shares will be issued on a pro rata basis under the terms of the Share Purchase Agreement as an additional commitment fee.

On October 20, 2014, we announced that we had reached an agreement on amendments to the Share Purchase Agreement. The specific amendments include allowing the Company to sell shares to LPC at the Company's sole option independent of the closing price of the Common Stock, increasing the number of shares that may be sold to LPC at certain price levels and changes to the way the number of Commitment Shares issuable are calculated. In consideration of the amendments to the Agreement, the Company issued 146,397 shares of Common Stock to LPC. All other terms and conditions of the Agreement remain in force without amendment.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

During 2015, under the terms of the Share Purchase Agreement, we issued 5,778,674 common shares (2014 - 7,037,216 common shares) for net proceeds of approximately US$3.5 million (2014 - US$7.1 million). As part of the shares issued, we issued 78,674 commitment shares (2014 - 536,254 commitment shares consisting of 292,793 initial commitment fee common shares, 146,397 commitment shares in consideration for the October 2014 amendments, and 97,064 additional commitment fee common shares). The commitment shares have been valued at fair value of US$50,024 (2014 - US$654,267)and have been recorded as additional share issue costs. On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we were unable to sell common shares under the Share Purchase Agreement.

(c)
On October 24, 2014, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent. Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Canaccord Genuity Inc. directly to investors in the US through our NASDAQ listing. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2015, we issued 18,860,454 common shares (1,671,460 common shares) for net proceeds of approximately US$15.5 million (2014 - US$1.1 million). On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we were unable to sell common shares under our existing ATM.

(d)
On February 25, 2016, we entered into a new ATM agreement with an aggregate offering value of up to $4.6 million that allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (see Note 21).

Note 8: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2015		2014		2013
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	5,446,394	3.19	5,918,678	3.75	5,925,377	4.31
Granted during the year	3,280,000	0.43	500,000	1.26	1,666,000	2.12
Forfeited during the year	(100,000)	1.69	—	—	(151,666)	4.57
Expired during the year	(65,000)	1.49	(972,284)	5.56	(1,427,500)	4.20
Exercised during the year	—	—	—	—	(93,533)	1.92
Outstanding, end of the year	8,561,394	2.17	5,446,394	3.19	5,918,678	3.75
Options exercisable, end of the year	6,476,394	2.73	4,841,060	3.37	4,597,678	4.32
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2015:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.41-$0.41	400,000	9.94	0.41	400,000	0.41
$0.42-$0.57	2,780,000	9.92	0.42	695,000	0.42
$0.58-$1.87	1,840,667	7.72	1.57	1,840,667	1.57
$1.88-$3.95	1,995,727	4.20	3.08	1,995,727	3.08
$3.96-$6.72	1,545,000	5.17	5.30	1,545,000	5.30
	8,561,394	7.26	2.17	6,476,394	2.73
Non-exercisable options vest annually over periods ranging from one to three years.
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2015	2014	2013

Risk-free interest rate	0.63%	1.05%	1.08%
Expected hold period to exercise	3.0 years	2.7 years	2.9 years
Volatility in the price of the Company's shares	90%	72.55%	62.62%
Rate of forfeiture	3.67%	2.5%	2.5%
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.24	$0.54	$0.85

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
We have issued restricted share units to non-employee directors through our incentive share award plan of which the following are outstanding at December 31:

	2015	2014	2013
Outstanding, beginning of the year	—	—	—
Granted during the year(1), (2)	368,831	—	—
Outstanding, end of the year	368,831	—	—
Exercisable, end of the year	—	—	—
(1)The weighted average fair value of the restricted share units granted was $0.40 in 2015.
(2)Grants issued in 2015 vest over three years.
We have reserved 11,412,394 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options granted to employees, directors and consultants and restricted share units to independent directors for the year ended December 31, 2015 was $429,537 (2014 - $980,325; 2013 - $424,384).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 9: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2015 of 112,613,845 (2014 - 87,869,149; 2013 - 83,530,981). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments totaling $2,083,331 during 2016 for activities related to our clinical trial, manufacturing and collaboration programs.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

Amount $
2016	154,377
2017	151,780
2018	103,512
2019	103,512
2020	103,512
Thereafter	43,130
659,823

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

As of December 31, 2015, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

BRI “Work in Kind” Contribution
We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2015, we estimate that the accumulated work in kind totals approximately $301,000.

Note 12: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2015	2014	2013
Loss before income taxes	(13,719,842)	(18,612,556)	(23,527,239)
Statutory Canadian corporate tax rate	26.00%	25.00%	25.00%
Anticipated tax recovery	(3,567,159)	(4,653,139)	(5,881,810)
Foreign jurisdiction tax rate difference	2,659,145	3,319,210	4,567,094
Employee stock based compensation	111,680	245,081	106,096
Change in tax rate	(1,336,941)	—	—
Adjustment to opening tax pools	(1,339,467)	(316,193)	114,629
Other permanent differences	23,620	(48,092)	29,432
Change in deferred tax benefits deemed not probable to be recovered	3,455,622	1,462,572	1,098,159
Deferred income tax recovery	—	—	—
Current income taxes	6,500	9,439	33,600
Adjustment in respect to prior periods	(3,347)	(2,660)	(28,192)
Net current tax expense	3,153	6,779	5,408

As at December 31, 2015, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,472,000
2035	3,070,000
45,977,000

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

As at December 31, 2015, we have the following non-refundable federal investment tax credits for income tax purposes in Canada:

Expiry	$
2020	189,000
2021	471,000
2022	465,000
2023	361,000
2024	228,000
2025	271,000
2026	520,000
2027	596,000
2028	622,000
2029	173,000
2030	91,000
2031	114,000
2032	381,000
2033	487,000
2034	270,000
2035	222,900
5,461,900

As well, we have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $27,000,000.  We have not recorded the potential benefits of these tax pools in these consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2015 $	2014 $	2013 $
Net operating losses carried forward	15,950,044	13,130,052	12,180,030
Scientific research and experimental development	7,278,284	6,424,359	5,851,177
Investment tax credits	3,987,214	4,083,046	3,820,063
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,839,107	1,720,154	1,784,713
Share issue costs	619,066	655,787	853,578
Net capital losses carried forward	7,598	7,035	7,035
Unrecognized deferred tax asset	29,681,313	26,020,433	24,496,596

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

	2015 $	2014 $
Cash and cash equivalents	24,016,275	14,152,825
Short-term investments	2,060,977	2,031,685
Shareholders’ equity	24,674,306	13,819,193

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

In 2014, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”) in either Canada, the US or both. Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

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

Our Base Shelf allowed us to enter into our Share Purchase Agreement and our ATM equity distribution agreement (see Note 7). We use these two equity arrangements to assist us in achieving our capital objective and are both conditional on us maintaining our NASDAQ listing. On November 5, 2015, our common shares were delisted from the NASDAQ Capital Market. As a result, we are unable to use our existing Share Purchase Agreement or our existing ATM equity distribution agreement. Prior to November 5, 2015, each arrangement provided us with the opportunity to regularly raise capital at our sole discretion providing us with the ability to better manage our cash resources. On February 25, 2016, we entered into a new ATM with an aggregate offering value of up to $4.6 million that allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (see Note 21).

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2015.

Note 14: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

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

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the US and the UK and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the US dollar against the Canadian dollar would have decreased our net loss in 2015 by approximately $35,053.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2015 by approximately $28,769. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2015 by approximately $19,830.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2015 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	8,438,344	66,554	35,029
Accounts payable	(233,063)	(12,274)	—
	8,205,281	54,280	35,029

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 13.  Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 15: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2015 $	2014 $	2013 $
Change in:
Accounts receivable	(148,308)	(85,898)	(60,874)
Prepaid expenses	(215,116)	70,190	(30,649)
Accounts payable and accrued liabilities	(664,505)	(2,634,664)	(1,282,649)
Non-cash impact of foreign exchange	(77,535)	206,384	—
Change in non-cash working capital related to operating activities	(1,105,464)	(2,443,988)	(1,374,172)

Other Cash Flow Disclosures

	2015 $	2014 $	2013 $
Cash interest received	197,859	210,390	371,485
Cash taxes paid	3,421	9,715	6,102

Note 16: Alberta Heritage Loan

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research ("AHFMR").  Pursuant to the terms of the agreement, we are required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full. On May 25, 2015, we entered into a termination and release agreement with the AHFMR whereby the AHFMR released the Company from its obligation to repay the loan. There was no impact on our financial statements.

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

Note 18: Economic Dependence

We are economically dependent on our toll manufacturers.  We primarily use one toll manufacturer in the US to produce the clinical grade REOLYSIN® required for our clinical trial program.  Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program.  We have used another toll manufacturer in the U.K. that has also produced clinical grade REOLYSIN® at a smaller scale.  We have attempted to mitigate this risk by producing sufficient REOLYSIN® in advance of patient enrollment in a particular clinical trial.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

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

	2015 $	2014 $	2013 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	238,709	273,996	170,036
Unrealized non-cash foreign exchange (gain) loss	(816,319)	242,542	(89,721)
Non-cash share based compensation	257,016	588,658	142,972

Included in operating expenses
Amortization of property and equipment	180,411	163,501	131,623
Non-cash share based compensation	172,521	391,667	281,412
Office minimum lease payments	196,601	94,888	91,332

Note 20: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2015 $	2014 $	2013 $
Short-term employee benefits	2,941,342	2,535,167	2,950,984
Share-based payments	353,419	771,438	184,037
	3,294,761	3,306,605	3,135,021

Note 21: Subsequent Event

Subsequent to the end of 2015, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent in Canada. Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $4.6 million through Canaccord Genuity Inc. Sales of common shares, if any, pursuant to the ATM, will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other "marketplace" (as defined in National Instrument 21-101 Marketplace Operation) in Canada. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility.