Form 20-F
period 2016-12-31
ONCOLYTICS BIOTECH INC
filed 2017-03-28
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2016

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 121,258,222 common shares as at December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
☐	☒	☐

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

	Canadian Dollars Per One US Dollar
	2016	2015	2014	2013	2012
Average for the period	1.3248	1.2787	1.1045	1.0299	0.9996

For the Month of
	February 2017	January 2017	December 2016	November 2016	October 2016	September 2016
High for the period	1.3248	1.3438	1.3556	1.3582	1.3403	1.3248
Low for the period	1.3004	1.3030	1.3120	1.3337	1.3104	1.2843

Exchange rates are based on the Bank of Canada nominal noon exchange rates.   The nominal noon exchange rate on March 24, 2017 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.3373.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2016 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2016	2015	2014	2013	2012
	$	$	$	$	$
Revenues	—	—	—	—	—
Net loss(1)	(15,139,979)	(13,722,995)	(18,619,335)	(23,532,647)	(36,373,521)
Net comprehensive loss	(15,346,897)	(13,242,060)	(18,418,990)	(23,395,834)	(36,313,135)
Basic and diluted loss per share(2)	(0.13)	(0.12)	(0.21)	(0.28)	(0.48)
Total assets(2)	14,758,284	27,383,798	17,193,190	28,222,027	22,078,090
Shareholders’ equity(2)	10,689,620	24,674,306	13,819,193	22,213,366	14,786,780
Cash dividends declared per share(3)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	119,880,200	112,613,845	87,869,149	83,530,981	76,102,062
Notes:

1)	Included in net loss and net loss per share for the year ended December 31, 2016 are share based payment expenses of $406,078 (2015 - $429,537; 2014 - $980,325; 2013 - $424,384; 2012 - $730,751).

2)
We issued 3,106,600 common shares for net cash proceeds of $956,133 in 2016 (2015 - 24,639,128 common shares for net cash proceeds of $23,667,654; 2014 - 8,708,676 common shares for net cash proceeds of $9,044,492; 2013 - 8,093,533 common shares for net cash proceeds of $30,398,036; 2012 - 5,458,950 common shares for net cash proceeds of 20,848,785).

3)	We have not declared or paid any dividends since incorporation.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Investment in our common shares ("Common Shares") involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this Annual Report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the SEC actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

Research and Development Risks

All of our potential products, including REOLYSIN, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early stage human clinical trials, whether REOLYSIN will prove to be safe and effective in humans. REOLYSIN will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market REOLYSIN commercially. There can be no assurance that the research and development programs we conduct will result in REOLYSIN or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favourable results. If we are unable to establish that REOLYSIN is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

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

Any failure or delay in clinical trials for our products, including REOLYSIN, may cause us to incur additional costs or delay or prevent the commercialization of our products and could severely harm our business.

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

Financial Condition Risks

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2016, we had an accumulated deficit of $278.8 million and we incurred net losses of $15.1 million, $13.7 million and $18.6 million for the years ended December 31, 2016, 2015, and 2014, respectively. We anticipate that we will continue to incur significant losses during 2017 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may not be able to obtain third-party reimbursement for the cost of our product.

Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the US healthcare industry and elsewhere is cost containment. Government authorities and these third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Uncertainty exists regarding the reimbursement status of newly-approved pharmaceutical products and reimbursement may not be available for REOLYSIN.  Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If REOLYSIN does not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, our sales and profitability would be adversely affected.

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

As of December 31, 2016, we had cash and cash equivalents (including short-term investments) of $14.1 million. Working capital was approximately $10.4 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

Regulatory Risks

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

Intellectual Property Risks

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

Third parties may choose to file patent infringement claims against us; defending ourselves from such allegations would be costly, time-consuming, distracting to management and could materially affect our business.

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents and other intellectual property rights of third parties under which we do not hold sufficient licenses or other rights. Additionally, third parties may be successful in obtaining patent protection for technologies that cover development activities in which we are already engaged. Third parties may own or control these patents and intellectual property rights in the United States and abroad. These third parties may have substantially greater financial resources than us and could bring claims against us that could cause us to incur substantial expenses to defend against these claims and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement or other similar suit were brought against us, we could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit. Intellectual property litigation in the biopharmaceutical industry is common, and we expect this trend to continue.

As a result of patent infringement or other similar claims, or to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms, if at all, or if an injunction is granted against us, which could harm our business significantly.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. However, these types of trade secrets can be difficult to protect. We seek to protect this confidential information, in part, through agreements with our employees, consultants and third parties as well as confidentiality policies and audits, although these may not be successful in protecting our trade secrets and confidential information.

These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known, including through a potential cyber security breach, or may be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

Other Business Risks

The biotechnology industry is extremely competitive and we must successfully compete with larger companies with substantially greater resources.

Technological competition in the pharmaceutical industry is intense and we expect competition to increase. Other companies are conducting research on therapeutics involving innate and adaptive immune responses as well as other novel treatments or therapeutics for the treatment of cancer which may compete with our product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than we do. Accordingly, our competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

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

Future legal proceedings and the impact of any finding of liability or damages could adversely impact the company and its financial condition and results of operations.

From time to time, we may be named as a defendant in various legal actions or other proceedings, inlcuding class action lawsuits. Certain of these actions include and future actual or threatened legal actions may include, claims for substantial and indeterminate amounts of damages, or may result in other results adverse to us. Management does not currently know of any pending, material legal proceedings against the Company, but such legal action could be brought in the future.

The results of possible future legal proceedings cannot be predicted with certainty. Accordingly, we cannot determine whether our insurance coverage would be sufficient to cover the costs or potential losses, if any. Regardless of merit, litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention. If we do not prevail in future legal proceedings, we may be faced with significant monetary damages or injunctive relief against us that may adversely affect our business, financial condition and results of operations, possibly materially.

We have limited manufacturing experience and intend to rely on third parties to commercially manufacture our products, if and when developed.

To date, we have relied upon a contract manufacturer to manufacture small quantities of REOLYSIN. The manufacturer may encounter difficulties in scaling up production, including production yields, quality control and quality assurance. Only a limited number of manufacturers can supply therapeutic viruses and failure by the manufacturer to deliver the required quantities of REOLYSIN on a timely basis at a commercially reasonable price may have a material adverse effect on us. We have completed a program for the development of a commercial process for manufacturing REOLYSIN and have filed a number of patent applications related to the process. There can be no assurance that we will successfully obtain sufficient patent protection related to our manufacturing process.

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

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) and equivalent Canadian legislation. SOX requires an annual assessment by management of the effectiveness of the Company’s internal controls over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment, if applicable. The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the common shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal controls over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting.

Because the Company is a Canadian Company and some of its directors and officers are resident outside the United States, it may be difficult for investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a Canadian company, with its principal place of business in Canada. Some of the Company’s directors and officers, including the Company's Chief Executive Officer and Chief Financial Officer, are residents outside the United States and a significant portion of the Company’s assets are located outside the United States. Consequently, it may be difficult for US investors to effect service of process within the United States upon the Company or these directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the US Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against the Company or such directors or officers predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors or officers predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

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

US shareholders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2016, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its current and subsequent taxable years.  If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each US shareholder should consult its own tax advisor regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Risks related to our Common Shares

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

On October 29, 2015, the Company received notification from OTC Markets Group Inc. that it qualified for quotations in the United States on the OTCQX® International ("OTCQX") and quotations commenced on November 5, 2015.

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

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic.  We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts.  We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

Our Business

Our potential product for human use, pelareorep (REOLYSIN), an unmodified reovirus, is a first in class systemically administered immune-oncology (I-O) viral agent for the treatment of solid tumors and hematological malignancies.

Summary of Research and Development highlights

Preclinical and Translational Research data to date indicate the following:

•	Pelareorep has anticancer effects in models of metastatic cancers that can prolong survival in these models when using immuno-competent rodents.

•	The survival benefit in animal models can be enhanced when pelareorep is given in combination with chemotherapy, immunotherapy (e.g., checkpoint inhibitors, IMiDs, rituximab, etc.) or radiotherapy.

•	A toxic dose of reovirus T3D has not been reached/established in animal models and infection presents with minimal side-effects.

Clinical data to date indicate the following:

•
More than 1,400 patients have been enrolled in clinical studies conducted in the US, Canada and EU. Of these, more than 1,000 patients received pelareorep, with over 930 via intravenous (IV) administration and over 90 by intratumoral injections (ITu). The remaining patients were randomized to control arms.

•
Pelareorep has been administered as single or multiple doses (intratumoral or intravenous), either as a mono-therapy or in combination with chemotherapy, immunotherapy (e.g., checkpoint inhibitors), and radiotherapy.

•
No Maximum Tolerated Dose (MTD) for intravenous pelareorep as mono-therapy was defined in the two Phase 1 trials (REO 004 and 005). Dose-limiting toxicities (DLTs) were seen in some of the combination trials with pelareorep and chemotherapy, which generally enrolled heavily pre-treated patients.

•	When combined with chemotherapeutic agents, pelareorep does not appear to enhance either the frequency or severity of the adverse effects of the chemotherapeutic agents.

Scientific Background

Pelareorep’s anti-tumor activity is based on three modes of action which are complementary but not interdependent (Figure 1):

•	Selective viral replication in permissive cancer cells which leads to tumor cell lysis.

•	Activation of innate immunity in response to the infection which results in a cascade of chemokines/cytokines causing natural killer (NK) cells to be activated and attack cancer cells.

•	A specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs, infected tumor cells and/or dendritic cells) to T cells.

Figure 1. Proposed mechanism of action for pelareorep (REOLYSIN).

In Normal Cells
REOLYSIN®
administered to
patients via IV
In Cancer Cells
2. Innate Immune
Response
3. Adaptive Immune
Response
APC
T-cell
activation
Activation of
NK cells
Release of
inflammatory
cytokines
1. Direct
Cell Lysis
Release
of TAA
& VAA

In non-cancer cells REOLYSIN® enters the cells but is unable to replicate and the virus is actively cleared.

1. REOLYSIN® selectively replicates in permissive cancer cells. Upon virus replication, cancer cells lyse/die releasing additional virus particles (◆) to infect nearby cancer cells.

2. REOLYSIN® replication causes the release of inflammatory cytokines (△) which activate Natural Killer (NK) cells, allowing NK cells to attack cancer cells.

3. Antigen presenting cells (APCs) display tumor- and viral-associated antigens (TAA/VAA, ‖) to killer T-cells, activating an adaptive anti-cancer immune response.

1.	Direct cell lysis - Reovirus Replication in Permissive Cancer Cells

Selective viral replication and lysis in cancer cells and not normal cells is mediated by the host cellular protein PKR (dsRNA-activated protein kinase). In non-cancer cells that are infected with reovirus, PKR activates in the presence of the virus which in turn inhibits viral gene translation. However, in permissive cancer cells, PKR activation is inhibited, allowing for viral gene translation and eventual cell lysis.

It was originally established that selective lysis with reovirus was mediated by tumor cells with an activated RAS-pathway, since active RAS inhibits PKR activation. However, more recent investigations have revealed that reovirus replication is not just restricted to cells with an active RAS pathway, oncogenic mutations and amplifications in upstream (EGFR) and downstream (BRAF) mediators of the RAS-pathway also allow for viral replication and oncolysis. Moreover, active RAS is known to stimulate over 18 downstream effector proteins, many of which have been shown to facilitate viral replication, such as activation of Raf/MEK/ERK, RalGEF/p38, and JNK signalling pathways. Cells bearing dysfunctional or deleted tumor suppressor genes (p53, ATM and Rb) and or chemo- or radiation-induced cell stress also show increased sensitivity to reovirus replication and lysis.

2.	Induction of Innate Immunity

Preclinical and clinical studies provide compelling lines of evidence that pelareorep functions as an immunogenic agent. Indeed, preclinical studies have demonstrated that the beneficial immunogenic functions of pelareorep can occur independent of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus in turn stimulate the innate antitumor activity of NK (natural killer) cells through the release of proinflammatory cytokines, demonstrating that dendritic cells' recognition of reovirus may trigger a beneficial innate immune response. Similar studies by Steele and colleagues demonstrated that melanoma cells infected with Pelareorep can also produce an innate immune response by the release of inflammatory cytokines. This inflammatory milieu promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T-cells, altering the tumour microenvironment to support bystander immune-mediated cancer cell death.

A clinical trial with pelareorep (REO 013) provided an opportunity to study human NK cell activation, in humans, in a controlled manner. Ten colorectal cancer patients with liver metastases received between one and five doses of pelareorep prior to surgical resection of their tumor. NK cell activation peaked 24-48 hours post-infection, coincident with a peak of pro-inflammatory cytokines. NK cells within reovirus-treated blood mononuclear cells were stimulated to kill tumor targets, but not normal hepatocytes. Moreover, NK cells were able to hand-off virus to tumors for direct oncolytic killing. Similarly, NK cells within liver mononuclear cells became selectively cytotoxic towards tumor cells when activated by reovirus. These results showed that reovirus modulates human NK cell activity in vivo and suggest that this may contribute to the therapeutic effect of pelareorep.

3.	Induction of Adaptive Immunity

Adaptive anti-tumor immunity allows for elimination of existing cancer cells and performs constant surveillance, preventing relapse, and increasing patient overall survival. An adaptive immune response requires two signals: a signal from an antigen presenting cell (APC), as well as a co-stimulation signal in the form of cytokines. In the absence of both signals, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following its therapeutic administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (TAAs) and viral-associated antigens (VAAs) for processing and presentation by APCs, such as dendritic cells. Through the combined actions of these immunological events, pelareorep facilitates the display of novel ‘foreign’ antigens on the surface of infected tumor cells and APC. Simultaneously, pelareorep induces an inflammatory response promoting the expression of co-stimulatory molecules and inflammatory cytokines. Together, pelareorep mediated immunological events over-rule tumor antigen presentation impairments and initiate adaptive anti-tumor immunity.

By promoting the expression of novel antigens and the release of inflammatory cytokines, pelareorep, promotes an inflamed tumor phenotype. An inflamed tumor phenotype is characterized by T-cell infiltration, increased expression of chemokines/cytokines, and increased expression of checkpoint ligands. This phenotype correlates with an increase in overall survival and has a positive prognostic value for early stage cancers. In metastatic cancers, an inflamed tumor phenotype is associated with a clinical response to immunotherapies, including immune checkpoint inhibition, cancer vaccines, and adoptive T-cell therapies. By promoting an inflamed tumor phenotype, pelareorep primes an anti-cancer immune response (Figure 2).

Figure 2. Pelareorep (REOLYSIN) primes an anti-cancer immune response

REOLYSIN®
Non-Inflamed tumor
Partially Inflamed tumor
Inflamed tumor
REOLYSIN® induces infiltration and activates T-cells by causing the release of tumor and viral antigens and activating cytokines
Non-inflamed, T-cells absent from tumor and periphery (Immune desert)
Inflamed, T-cells present and active in tumor (Immune responsive)

Clinical Development Program

We are directing a clinical development program with the objective of developing REOLYSIN as a human cancer therapeutic. Our clinical development program focuses on the three components of REOLYSIN's mechanism of action and includes the following three pathways:

1.
Direct tumour lysis - Our primary focus has been on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various cancer indications. In 2016, we reported preliminary clinical data from our Randomized Clinical Program which includes the clinical trial collaborations with the Canadian Cancer Trials Group (CCTG, formerly known as the National Cancer Institute of Canada) and the US National Institute of Cancer (NCI). The clinical data reported in 2016 from the CCTG studies showed little to no difference in progression free survival (the primary endpoint) between the test and control arms. However, preliminary survival data reported suggests a potential survival benefit in female patients with colorectal cancer and lung patients with TP53 or EGFR mutations. As well, survival data reported from our NCI pancreatic trial suggests a long term survival benefit when comparing test and control arms at 24 months.

2.
Activation of innate immunity - Our second pathway focuses on the potential of REOLYSIN to stimulate a patient's innate immunity and the potential for an infection to cause a cascade of chemokines/cytokines activating natural killer (NK) cells to attack cancer cells. In 2016, we looked to enter into research collaborations that would combine REOLSYIN with immune modulator therapies (IMiDs).

3.
Activation of adaptive immunity - Our third pathway focuses on the potential for REOLSYIN to cause a specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs, infected tumor cells and/or dendritic cells) to T cells. In 2016, we commenced our first checkpoint inhibitor clinical trial that investigated the combination of REOLYSIN with pembrolizumab (Keytruda®).

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 415 issued patents including 61 issued US. patents.  We also have numerous patent applications filed in the US, Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Our commercial success depends, in part, on not infringing the patents or proprietary rights of others and not breaching licenses granted that may be granted to us. Competitors may have filed patent applications and obtained patents and may in the future file patent applications and obtain patents relevant to our product and technologies.  We are not aware of competing intellectual property relating to our REOLYSIN project.  While we currently believe that we have the necessary freedom to operate in these areas, there can be no assurance that others will not challenge our position in the future.  Litigation to defend our position could be costly and time consuming. We also cannot be certain that we will be successful. We may be required to obtain a license from a prevailing party in order to continue the portion of our business that relates to the proceeding. We may also be required to obtain licenses to other third-party technologies necessary in order to market our products. Such licenses may not be available to us on acceptable terms or on any terms and we may have to discontinue that portion of our business. Any failure to license any technologies required to commercialize our technologies or products at reasonable cost may have a material adverse effect on our business, results of operations, financial condition, cash flow and future prospects. We are not currently involved in any litigation concerning our competitors’ patent applications and patents. We may be involved in such litigation in the future.

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

Business Strategy

Our business strategy is to develop and market REOLYSIN in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development.  We intend to achieve our business strategy by focusing on these key areas:

•	Develop REOLYSIN through our clinical development plan assessing the safety and efficacy in human subjects;

•	Establish collaborations with experts to assist us with scientific and clinical developments of this new potential pharmaceutical product;

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

•
Pharmacological Studies (or Phase 1 Clinical Trials) - Pharmacological studies are designed to assess the potential harmful or other side effects that an individual receiving the therapeutic compound may experience.  These studies, usually short in duration, are often conducted with healthy volunteers or actual patients and use up to the maximum expected therapeutic dose.

•
Therapeutic Studies (or Phase 2 and 3 Clinical Trials) - Therapeutic studies are designed primarily to determine the appropriate manner for administering a drug to produce a preventive action or a significant beneficial effect against a disease.  These studies are conducted using actual patients with the condition that the therapeutic is designed to remedy. Prior to initiating these studies, the organization sponsoring the program is required to satisfy a number of requirements via the submission of documentation to support the approval for a clinical trial.

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

Manufacturing Regulations

We use contract toll manufacturers to produce REOLYSIN.  Our toll manufacturers are subject to periodic inspection by the FDA, the United States Drug Enforcement Administration, or DEA, and other domestic and foreign authorities where applicable, and must comply with cGMP regulations. Manufacturers of biologics also must comply with general biological product standards. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product, or mandatory or voluntary recall of a product.  Adverse experiences with the product must be reported to the FDA and foreign agencies and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

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

Market and Competition

According to estimates for 2016 from the American Cancer Society, 1.69 million Americans are expected to be diagnosed with cancer in the year, and 595,690 Americans are forecast to die of cancer.  In the United States cancer accounts for 25% of all deaths, second only to heart disease.  In the United States, the relative lifetime risk of a male developing cancer is 1 in 2, while for women, this risk is 1 in 3 (Source: American Cancer Society's Cancer Facts & Figures 2015). The World Health Organization estimates the number of deaths in the "More Developed Regions" will increase to 3.28 million patients in 2020 from 2.8 million patients in 2012. (Source: Incidence/mortality data - Ferlay J, Soerjomataram I, Ervik M, Dikshit R, Eser S, Mathers C, Rebelo M, Parkin DM, Forman D, Bray, F. GLOBOCAN 2012 v1.0, Cancer Incidence and Mortality Worldwide: IARC CancerBase No. 11 [Internet]. Lyon, France: International Agency for Research on Cancer; 2013. Available from: http://globocan.iarc.fr, accessed on 18/03/2015).

The costs of this disease state are also significant.  In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2016 that the Agency for Healthcare Research and Quality estimated the 2011 direct medical costs for cancer treatment was $88.7 billion. (Source: American Cancer Society's Cancer Facts & Figures 2016).

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

On December 31, 2016, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company.  In addition, Oncolytics Biotech (US) Inc., a Delaware corporation, is a material wholly owned subsidiary of OBB.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of REOLYSIN, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2017 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

With respect to the forward-looking statements made within our MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

A.	Operating Results

Please see our 2016 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and Capital Resources

Please see our 2016 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" for information on the Company’s research and development policies.  Our research and development expenses were $9,770,007, $8,601,864, and $13,824,252 for 2016, 2015 and 2014, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2016 Management Discussion and Analysis in Exhibit 15.1 for our comparative discussion on our expenditures between 2014 - 2016 and our expectations for 2017.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2016, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2016:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Capital lease obligations	Nil	—	—	—	—
Operating lease(1)	517,647	163,978	207,026	146,643	—
Purchase obligations	1,033,619	1,033,619	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	1,551,266	1,197,597	207,026	146,643	—
Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and officers as at December 31, 2016, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Matthew C. Coffey, Ph.D.(1) Alberta, Canada	Interim Chief Executive Officer and Director
Interim Chief Executive Officer of the Company since November 2016. Chief Operating Officer of the Company from 2008 to November 2016. From April 1999 to December 2008, Dr. Coffey held other senior management positions with the Company and is a co-founder of Oncolytics.
May 11, 2011

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
George M. Gill, M.D. Maryland, USA	Senior Vice President, Regulatory Affairs & Chief Safety Officer
Prior to taking on the role of Senior Vice President, Regulatory Affairs & Chief Safety Officer, Dr. Gill held senior positions in clinical research and regulatory affairs in the pharmaceutical and biotechnology industries. From 1992-2000 he was VP of Clinical Research with Ligand Pharmaceuticals after serving as head of US Clinical Research with ICI (now AstraZeneca) Prior to that he was VP and Head of World-wide Regulatory Affairs for Bristol-Myers Squibb. He previously was head of Oncology Clinical Research at Hoffmann-La Roche. Dr. Gill holds a B.Sc. in chemistry from Dickinson College in Pennsylvania and an M.D. from the School of Medicine of the University of Pennsylvania in Philadelphia. He began his career as an academic pediatric oncologist at Childrens Hospital of Philadelphia and Boston Childrens Hospital.
N/A
Andres A. Gutierrez, M.D., Ph.D. New Jersey, USA	Chief Medical Officer
Prior to taking on the role of Chief Medical Officer, Dr. Gutierrez held progressively senior clinical development positions designing and implementing both early and later-stage oncology clinical studies at a range of U.S. and European companies including Sellas Life Sciences Group, Bristol-Myers Squibb, Sunesis Pharmaceuticals Inc., Biomarin Pharmaceutical Inc., Proteolix and Oculus Innovative Sciences. Prior to that, he held a series of academic and consulting positions. He received his MD and a PhD in Biomedical Sciences from the National Autonomous University of Mexico.
N/A
Angela Holtham, FCPA, FCMA, ICD.D(2)(3) Ontario, Canada	Director
After 8 years as the Vice President Finance and Chief Financial Officer of The Hospital for Sick Children (SickKids) in Toronto, Ms. Holtham now holds a number of Board and Audit Committee governance positions in both the public and private sectors in Canada including IBI Group Inc., the Ontario Financing Authority and Plexxus (Hospital Administrative Services).

Prior to her position at SickKids, Angela held a number of senior positions in both the for-profit and not-for-profit sectors, including 20 years with Nabisco Canada, the last 5 as Senior Vice President and Chief Financial Officer.

June 18, 2014

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
J. Mark Lievonen, CM, FCPA, FCA, LLD(2)(4) Ontario, Canada	Director
Former president of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company. Mr. Lievonen has served on a number of industry and not-for-profit boards including Rx&D, BIOTECanada, the Public Policy Forum, the Ontario Institute for Cancer Research, York University and Markham Stouffville Hospital, and is a past Chair of Rx&D, BIOTECanada, the Ontario Genomics Institute, and the Markham Stouffville Hospital Foundation.

April 5, 2004
Kirk J. Look, CA Alberta, Canada	Chief Financial Officer	Chief Financial Officer of the Company since November 2012. From 2003 to November 2012, Mr. Look held the position of Controller with the Company.	N/A
Wayne Pisano, MBA(2)(3)(6) New Jersey, USA	Chair of the Board
Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. Mr. Pisano is the former president and Chief Executive Officer of Sanofi Pasteur, one of the largest vaccine companies in the world. After retiring from Sanofi Pasteur in 2011, he served as the president and Chief Executive Officer of VaxInnate a privately held biotech company until November 2016. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, Rochester NY and an MBA from the University of Dayton, Ohio.

May 9, 2013
William G. Rice, Ph.D.(4)(5) California, USA	Director
Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013; from 2003 to present, Chairman, President and Chief Executive Officer of Cylene Pharmaceuticals Inc.; former Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center; former faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine.

June 8, 2015

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Bernd R. Seizinger, M.D., Ph.D.(3)(5) New Jersey, USA and Munich, Germany	Director
Chairman of Oxford BioTherapeutics Limited since 2016; Chairman of Aprea Therapeutics AB since 2015; Executive Chairman of CrytpoMedix Inc. since 2015; Chairman of Opsona from 2009-2016; President and CEO of GPC Biotech from 1998-2009; former VP of Oncology Drug Discovery and VP of Corporate and Academic Alliances at Bristol-Myers Squibb; Senior Faculty Member of Harvard Medical School and Massachusetts General Hospital.

June 8, 2015
Alan J Tuchman, M.D., MBA (FAAN), New York, USA	Chief Neuro Oncology Research Officer
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
N/A
Notes:

1)	Mr. Coffey was appointed President and Chief Executive Officer on January 19, 2017.

2)	Member of the Audit Committee. Ms. Holtham is Chair of this Committee.

3)	Member of the Compensation Committee. Mr. Pisano is Chair of this Committee.

4)	Member of the Governance Committee. Mr. Lievonen is Chair of this Committee.

5)	Member of the Science and Technology Committee. Dr.'s Rice and Seizinger serve as Co-Chairs of this Committee.

6)	Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Governance and Science and Technology Committees.

As at March 27, 2017, the directors and senior officers as a group beneficially owned, directly or indirectly, 430,350 of our common shares, representing 0.35% of the issued and outstanding common shares.

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

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2016 to each director.

Name	Fees Earned ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jim Dinning(3)	15,000	Nil	Nil	Nil	N/A	Nil	15,000
Angela Holtham	80,457	26,263	Nil	Nil	N/A	Nil	106,720
Mark Lievonen	72,922	26,263	Nil	Nil	N/A	Nil	99,185
Wayne Pisano	75,422	50,691	Nil	Nil	N/A	Nil	126,113
William Rice	71,672	26,263	Nil	Nil	N/A	Nil	97,935
Bob Schultz(4)	18,955	Nil	Nil	Nil	N/A	Nil	18,955
Bernd Seizinger	57,337	40,169	Nil	Nil	N/A	Nil	97,506

Note:

(1)	Directors are paid fees in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.3427.

(2)	The value of share based and option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2016 audited consolidated financial statements.

(3)	Mr. Dinning resigned as a director on March 10, 2016. Amounts reflect compensation received by Mr. Dinning prior to his resignation.

(4)	Mr. Schultz did not stand for re-election to the Board at the annual general meeting of the Company held on May 5, 2016. Amounts reflect compensation received by Mr. Schultz prior to this date.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2016.

Name and principal position	Year	Salary $	Share- based awards $(1)	Option- based awards $(1)	Bonus $	Non-equity incentive plan compensation $	Pension value $	All other compensation $(2)	Total compensation $

Dr. Matthew C. Coffey(3)(4)	2016	406,714	125,400	—	101,678	N/A	N/A	59,674	693,466
Interim Chief Executive	2015	380,107	N/A	173,307	79,822	N/A	N/A	57,039	690,275
Officer and Chief Operating Officer	2014	370,475	N/A	—	—	N/A	N/A	54,950	425,425

Dr. Bradley G.	2016	519,401	N/A	—	—	N/A	N/A	1,402,387	1,921,788
Thompson(3)(4)	2015	551,937	N/A	287,113	154,542	N/A	N/A	71,215	1,064,807
Former Chief Executive Officer	2014	537,950	N/A	—	—	N/A	N/A	69,029	606,979

Kirk J. Look	2016	325,584	79,800	—	81,396	N/A	N/A	52,981	539,761
Chief Financial Officer	2015	319,200	N/A	109,556	67,032	N/A	N/A	52,014	547,802
	2014	284,200	N/A	—	—	N/A	N/A	48,466	332,666

Dr. Andres A.	2016	68,684	78,000	23,285	—	N/A	N/A	6,354	176,323
Gutierrez(5)(6)	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chief Medical Officer	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Dr. George Gill(6)	2016	455,028	N/A	—	—	N/A	N/A	42,090	497,118
Senior Vice President,	2015	438,371	N/A	81,695	61,371	N/A	N/A	40,549	621,986
Regulatory Affairs & Chief Safety Officer	2014	367,452	N/A	—	—	N/A	N/A	33,990	401,442

Dr. Alan J. Tuchman(6)(7)	2016	210,722	N/A	—	—	N/A	N/A	19,492	230,214
Chief Neuro Oncology	2015	202,990	N/A	37,906	28,418	N/A	N/A	18,777	288,091
Research Officer	2014	165,825	N/A	—	—	N/A	N/A	15,339	181,164

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2016 audited consolidated financial statements.

(2)
The dollar amounts set forth under this column are related to contributions to the officer's respective retirement savings plan and amounts provided for health care benefits by the Company. With regards to Dr. Thompson, the amount also includes a retirement allowance of $1,330,828, which will be paid over twelve months beginning December 2016.

(3)
On November 2, 2016, Dr. Thompson resigned as President and Chief Executive Officer and Dr. Coffey was appointed Interim President and Chief Executive Officer. Dr. Coffey was appointed President and Chief Executive Officer on January 19, 2017.

(4)	None of the compensation paid to Dr. Thompson and Dr. Coffey related to their roles as directors of the Company.

(5)	Dr. Gutierrez was appointed Chief Medical Officer of the Company on October 31, 2016.

(6)
US Employees are paid salaries, bonuses and other compensation in US Dollars.  These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.3427, 1.3840 and $1.1601 for the years 2016, 2015 and 2014, respectively.

(7)	Dr. Tuchman was formerly the Senior VP, Medical and Clinical Affairs of the Company. Dr. Tuchman became the Chief Neuro Oncology Research Officer of the Company on October 31, 2016.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary $

Dr. Matthew C. Coffey	2017	430,000
Chief Executive Officer

Kirk J. Look, C.A.	2017	345,000
Chief Financial Officer

Dr. Andres A. Gutierrez(1)	2017	300,000
Chief Medical Officer

Dr. George Gill, MD (1)	2017	338,890
Senior Vice President, Regulatory Affairs and Chief Safety Officer

Dr. Alan J Tuchman, MD, MBA (FAAN) (1)	2017	156,939
Chief Neuro Oncology Research Officer
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

The Company does not provide pension plan benefits to its Executive Officers and employees. The Company does not currently have a stock appreciation rights plan.

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers (other than Dr. Thompson who resigned as President and Chief Executive Officer of the Company on November 2, 2016) based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2016 without cause or due to a change of control of the Company.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $

Dr. Matthew C. Coffey Chief Executive Officer	492,235	984,470

Kirk J. Look, C.A. Chief Financial Officer	400,223	800,445

Dr. Andres A. Gutierrez(3) Chief Medical Officer	328,500	657,000

Dr. George Gill, MD(3) Senior Vice President, Clinical and Regulatory Affairs	370,987	741,974

Dr. Alan J Tuchman, MD, MBA (FAAN) (3) Chief Neuro Oncology Officer	172,206	344,412

Notes:

(1)
As at December 31, 2016, all options granted to Officers had fully vested except for the options granted on December 1, 2015 and November 10, 2016. As a result, all Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Officer is terminated unless otherwise approved by the Board of Directors.

(2)
On a change of control of the Company, the Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Officer is terminated.

(3)	US Employees are paid in US Dollars and are presented in US dollars.

C.	Board Practices

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

Name and Place of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Matthew C. Coffey Ph.D Alberta, Canada	President and Chief Executive Officer and Director	May 11, 2011	Date of 2017 Annual General Meeting of the Shareholders
Angela Holtham FCPA, FCMA, ICD.D Ontario, Canada	Director	June 18, 2014	Date of 2017 Annual General Meeting of the Shareholders
J. Mark Lievonen, CM, FCPA, FCA, LLD Ontario, Canada	Director	April 5, 2004	Date of 2017 Annual General Meeting of the Shareholders
Wayne Pisano, MBA New Jersey, USA	Chair and Director	May 9, 2013	Date of 2017 Annual General Meeting of the Shareholders
William G. Rice, Ph.D. California, USA	Director	June 8, 2015	Date of 2017 Annual General Meeting of the Shareholders
Bernd R. Seizinger, M.D., Ph.D. New Jersey, USA and Munich Germany	Director	June 8, 2015	Date of 2017 Annual General Meeting of the Shareholders

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

Compensation of Directors

Each director who is not a salaried employee of the Company is entitled to the following fees:

Annual Retainer (USD):
Board chair annual retainer                    $80,000
Audit Committee chair retainer                    $60,000
Governance & Compensation Committee chair retainers         $50,000
All other directors’ retainer                     $40,000

Additional Retainer for Non-Chair Directors Serving on the Following Board Committees (USD):
Audit                                $10,000
Governance                            $5,000
Compensation                            $5,000
Science & Technology                        $15,000

Directors, annually, may opt to take up to 100% of their respective annual retainer in restricted share awards.

Restricted Share Units
In addition to the combined retainer, the Corporation will grant annually $20,000 of restricted share awards that will vest over a three year period. The annual restricted share unit award will be granted on October 1 of each year.

We also grant to directors, from time to time, stock options in accordance with the Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  During the year ended December 31, 2016, total compensation of $561,414 was paid to the independent directors which consisted of fee payments of $391,765, share based awards of $169,649 and option based awards of $0.

Compensation Committee

The Corporation has formed a compensation committee (the “Compensation Committee”) which consists of two outside, independent directors, Dr. Seizinger and Ms. Holtham, and Mr. Pisano, the Chair of the Board. Mr. Pisano is the Chair of the Compensation Committee. No member of the Compensation Committee has been an employee officer of the Company or any of its affiliates.
The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, and payments allocated to employees to be directed by them to their personal retirement accounts. Bonuses and the granting of Options (as defined herein) and Share Awards (as defined herein) are also part of the Corporation’s compensation program and are based on corporate performance. Part of corporate performance includes goals and objectives that are determined based on the strategic planning and budgeting process, which is conducted at least annually. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers, however, no such consultant was engaged in 2016.

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
Under the Corporation’s corporate trading policy, insiders (including officers and directors) are not permitted to hedge their position in Common Shares, Options, Share Awards, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the Common Shares of the Corporation.
For 2016, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers. For 2017, similar guidelines are expected to be applied.

Annual Bonus, Option Grants and Share Award Grants

Each of the Chief Executive Officer and Chief Financial Officer of the Corporation is eligible for a cash bonus of up to 40% of his base salary, the Chief Medical Officer is eligible for a cash bonus of up to 35% of his base salary and the other senior officers are eligible for a cash bonus of up to 15 to 20% of their respective base salaries. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards.

Compensation Committee Mandate

1.	Policy Statement

It is the policy of Oncolytics Biotech Inc. (the "Corporation") to establish and maintain a Compensation Committee (the "Committee"), composed entirely of independent directors, to assist the Board of Directors of the Corporation (the "Board") in carrying out its responsibility for the Corporation’s human resources and compensation policies and processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board, including administrative support. If determined necessary by the Committee, it will have the discretion to investigate and conduct reviews of any human resource or compensation matter including the standing authority to retain experts and special counsel.

2.	Composition of Committee

(a)
The Committee shall consist of a minimum of three (3) directors. The Board shall appoint the members (“Members”) of the Committee and may seek the advice and assistance of the Governance Committee in identifying qualified candidates. The Board shall appoint one Member of the Committee to be the Chair of the Committee, or delegate such authority to appoint the Chair of the Committee to the Committee.

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

(d)
Each Member shall be appointed by the Board annually at the next scheduled meeting of the Board following the AGM. The Members will be appointed to hold office until the next annual general meeting of shareholders or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(e)	The Chair of the Board shall be an ex officio Member of the committee.

3.	Meetings of the Committee

(a)
The Committee shall meet a minimum of once per year at such time and place as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a Member of the Committee, or the Chief Executive Officer of the Corporation (the "CEO").

(b)	Notice of each meeting of the Committee shall be given to each Member of the Committee. The CEO shall attend each meeting of the Committee whenever requested to do so by a Member of the Committee.

(c)	Notice of a meeting of the Committee shall:

(i)	be in writing, including by electronic communication facilities;

(ii)	state the nature of the business to be transacted at the meeting in reasonable detail;

(iii)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(iv)	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the Members of the Committee may permit.

(d)	A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the Members of the Committee.

(e)
A Member or Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A Member participating in such a meeting by any such means is deemed to be present at the meeting.

(f)
In the absence of the Chair of the Committee, the Members of the Committee shall choose one of the Members present to be Chair of the meeting. If the Board has appointed a Corporate Secretary, the Corporate Secretary shall be the secretary of the meeting. If the Board has not appointed a Corporate Secretary, the Members of the Committee shall choose one of the persons present to be the secretary of the meeting or may have another person who is not a Member of the Committee present to record the minutes of the meeting.

(g)
Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the secretary of the meeting. Minutes of the meetings of the Committee shall be distributed to members of the Committee, to other members of the Board and, with the exception of “in camera” items, to the Chief Executive Officer and Chief Financial Officer.

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

(iii)
annually, review and make a recommendation to the Board regarding the CEO’s performance evaluation of Designated Employees and the CEO’s recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;

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

(xii)	annually, review and make a recommendation to the Board regarding the compensation of the Board of Directors;

(xiii)
as determined in the sole discretion of the Committee, retain independent advice in respect of human resources and compensation matters from a compensation consultant, legal counsel or other advisor (the “Advisor”) and, if deemed necessary by the Committee, meet separately with the Advisor; the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the Advisor retained by the Committee;

(xiv)	select, or receive advice from, an Advisor to the Committee, other than in-house legal counsel, after taking into consideration the following factors:

(i)	the provision of other services to the Corporation by the entity that employs the Advisor ;

(ii)	the amount of fees received from the Corporation by the entity that employs the Advisor, as a percentage of the total revenue of the entity that employs the Advisor;

(iii)	the policies and procedures of the entity that employs the Advisor that are designed to prevent conflicts of interest;

(iv)	any business or personal relationship of the Advisor with a member of the Board;

(v)	any stock of the Corporation owned by the Advisor; and

(vi)	any business or personal relationship of the Advisor or the entity employing the Advisor with an executive officer of the Corporation;
provided however, none of the above factors shall prevent the Committee from retaining any Advisor as the Committee deems appropriate, in its sole discretion, after consideration of the above factors.

(xv)
review and consider the implications of the risks associated with the Corporation’s compensation policies and practices, specifically, situations that could potentially encourage an insider to expose the Corporation to inappropriate or excessive risks; and

(xvi)	assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

(d)
In addition to the foregoing, the Committee shall undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility for the Corporation’s human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively.

(e)	The Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

5.	Reporting

The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

6.	External Advisors

If, in order to properly discharge its function, duties and responsibilities, it is necessary, in the opinion of the Committee that the Committee obtains the advice and counsel of external advisors, the Chair shall, at the request of the Committee, engage the necessary experts. The Committee shall keep the Board apprised of both the selection of experts and the expert’s findings through the Committee’s regular reports to the Board.

7.	Date of Mandate

This Mandate was last reviewed, amended and approved by the Board on March 9, 2017.
Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), consisting of three independent directors pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act: Ms. Angela Holtham, Mr. Lievonen and Mr. Pisano, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Ms. Holtham is presently the Chair of the Audit Committee.  Each Audit Committee member is financially literate.

Audit Committee Mandate

1.	Policy Statement

It is the policy of Oncolytics Biotech Inc. (the "Corporation") to establish and maintain an Audit Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation’s internal controls, financial reporting and financial risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

2.	Composition of the Committee

(a)
The Audit Committee shall consist of a minimum of three (3) directors. The Board shall appoint the members (“Members”) of the Audit Committee and may seek the advice and assistance of the Governance Committee in identifying qualified candidates. The Board shall appoint one Member of the Audit Committee to be the Chair of the Audit Committee, or delegate such authority to appoint the Chair of the Audit Committee to the Audit Committee.

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

(f)
Each Member of the Audit Committee shall be appointed by the Board annually at the next scheduled meeting of the Board following the AGM. The Members will be appointed to hold office until the next annual general meeting of shareholders or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Audit Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(g)	The Chair of the Board shall be an ex officio Member of the committee.

3.	Meetings of the Committee

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

(f)
In the absence of the Chair of the Audit Committee, the Members of the Audit Committee shall choose one of the Members present to be Chair of the meeting. If the Board has appointed a Corporate Secretary, the Corporate Secretary shall be the secretary of the meeting. If the Board has not appointed a Corporate Secretary, the Members of the Committee shall choose one of the persons present to be the secretary of the meeting or may have another person who is not a Member of the Committee present to record the minutes of the meeting.

(g)
A member of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall, at each meeting, meet with the external auditors independent of other individuals other than the Audit Committee and (ii) may meet separately with management.

(h)	The Chief Executive Officer and the Chief Financial Officer shall each attend meetings of the Audit Committee when requested to do so by a Member of the Audit Committee.

(i)
Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the secretary of the meeting. Minutes of the meetings of the Audit Committee shall be distributed to Members of the Audit Committee, to other members of the Board and, with the exception of “in camera” items, to the Chief Executive Officer and Chief Financial Officer.

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

(iv)	deal directly with the external auditors to pre-approve external audit plans, other services (if any) and fees;

(v)	directly oversee the external audit process and results (in addition to items described in Section 4(d) below);

(vi)	provide an avenue of communication among the external auditors, management and the Board;

(vii)	carry out a review designed to ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns to an appropriately independent individual;

(viii)	pre-approve any related party transactions to be entered into by the Company, and ensure appropriate disclosure thereof;

(ix)	ensure financial disclosure incorporates inclusion of any material correcting adjustments required by the external auditors; and

(x)	require and ensure that the external auditors are directly responsible to the Audit Committee, to whom they report.

(b)	The Audit Committee shall have the authority to:

(i)	inspect any and all of the books and records of the Corporation and its affiliates;

(ii)
discuss with the management of the Corporation and its affiliates, any affected party and the external auditors, such accounts, records and other matters as any Member of the Audit Committee considers necessary and appropriate;

(iii)
engage independent counsel and other advisors as it determines necessary to carry out its duties. The Audit Committee shall keep the Board apprised of both the selection of experts and the expert’s findings through the Audit Committee’s regular reports to the Board;

(iv)	communicate directly with the external auditors; and

(v)
set and pay the compensation for (A) any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Corporation, (b) any advisors employed by the Audit Committee, and (C) ordinary administrative expenses of the Audit Committee.

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

(x)	oversee, any of the financial affairs of the Corporation or its affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

(e)	The Audit Committee shall:

(i)	evaluate the independence and performance of the external auditors;

(ii)	recommend the nomination of the external auditors to the Board for appointment by the shareholders at the Corporation’s annual general meeting;

(iii)	recommend the discharge of the external auditor when circumstances warrant;

(iv)	monitor the rotation of the audit partner of the external auditors as required by applicable law or regulations;

(v)	consider the recommendations of management in respect of the appointment of the external auditors;

(vi)
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

(vii)
approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(viii)	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

(ix)
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

(g)	The Audit Committee shall review the Corporation’s accounting and reporting of revenues, costs, liabilities and contingencies.

(h)	The Audit Committee shall establish and maintain procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation or concerns regarding questionable accounting or auditing matters.

(i)	The Audit Committee shall review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors.

(j)
The Audit Committee shall review with the Corporation's legal counsel, on no less than an annual basis, any legal matter that could have a material impact on the Corporation's financial statements, and any enquiries received from regulators, or government agencies.

(k)
The Audit Committee shall review with management and the Corporation’s external auditors, on no less than an annual basis, any taxation matters that could have a material impact on the Corporation’s financial statements.

(l)
The Audit Committee, through the Chair, shall receive notice from management of any instance of non-trivial fraud or other failure or weakness of the control system promptly upon management becoming aware of such.

(m)	The Audit Committee shall review and approve the signing authority for the Corporation at least annually or when a change is required.

(n)	The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

5.	Reporting

The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

6.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 9, 2017.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2016	2015	2014
Research and development	12	12	13
Operating	9	9	9
Total	21	21	22

Geographic location	2016	2015	2014
Canada	14	15	15
United States of America	3	2	3
Other	4	4	4
Total	21	21	22

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 27, 2017.

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
Officers
Dr. Bradley G. Thompson(4)	672,900	**	149,160	2.22	November 15, 2017
			50,000	3.06	November 15, 2017
			215,000	6.72	November 15, 2017
			18,000	4.31	November 15, 2017
			240,000	3.89	November 15, 2017
			240,000	4.21	November 15, 2017
			360,000	1.74	November 15, 2017
			608,000	0.42	November 15, 2017
			1,880,160			1.93%

Dr. Matthew C. Coffey	288,550	**	33,333	2.22	December 12, 2017
			30,000	3.06	December 8, 2019
			115,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			125,000	3.89	December 14, 2021
			125,000	4.21	December 17, 2022
			240,000	1.74	December 11, 2023
			734,000	0.42	December 1, 2025
			400,000	0.28	January 16, 2027
			1,820,333			1.60%

Kirk J. Look	38,700	**	9,000	2.22	December 12, 2017
			10,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			200,000	2.00	November 13, 2022
			40,000	4.21	December 17, 2022
			160,000	1.74	December 11, 2023
			464,000	0.42	December 1, 2025
			300,000	0.28	January 16, 2027
			1,243,000			0.97%

Dr. Andres A. Gutierrez	—	**	150,000	0.26	November 10, 2026
			150,000			**

Dr. George Gill	30,000	**	16,667	2.22	December 12, 2017
			15,000	3.06	December 8, 2019
			25,000	6.72	December 14, 2020

			35,000	3.89	December 14, 2021
			40,000	4.21	December 17, 2022
			80,000	1.74	December 11, 2023
			250,000	0.42	December 1, 2025
			461,667			**

Dr. Alan J. Tuchman	100	**	10,000	2.85	May 11, 2020
			50,000	2.32	October 1, 2022
			15,000	4.21	December 17, 2022
			55,000	1.74	December 11, 2023
			116,000	0.42	December 1, 2025
			246,000			**

Directors
Angela Holtham	30,000	**	50,000	1.46	June 18, 2024
			50,000			**

Mark Lievonen	23,000	**	17,500	2.22	December 12, 2017
			17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			35,000	1.74	December 11, 2023
			170,000			**

Wayne Pisano	20,000	**	50,000	2.89	May 9, 2023
			30,000	1.74	December 11, 2023
			80,000			**

William Rice	—	**	50,000	0.80	June 8, 2025
			50,000			**

Bernd Seizinger	—	**	50,000	0.80	June 8, 2025
			50,000			**

TOTAL:	430,350		4,321,000
** Less than 1% ownership
Notes:

1)	Based on 121,258,222 common shares issued and outstanding on March 24, 2017.

2)	Options exercisable to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted shares outstanding of 132,262,378.

4)	Dr. Thompson resigned as President and Chief Executive Officer on November 2, 2016.

Restricted Share Units
The following table sets out the restricted share units held by our directors as of March 27, 2017.

	RSUs Granted	RSUs Vested	RSUs Unvested
Angela Holtham	229,586	—	229,586
Mark Lievonen	229,586	—	229,586
Wayne Pisano	359,982	—	359,982
William Rice	229,586	—	229,586
Bernd Seizinger	274,089	—	274,089
	1,322,829	—	1,322,829

Performance Share Units
The following table sets out the performance share units held by our officers as of March 27, 2017.

	PSUs Granted	PSUs Vested	PSUs Unvested
Matthew Coffey	330,000	—	330,000
Kirk Look	210,000	—	210,000
Andres Gutierrez	300,000	—	300,000
	840,000	—	840,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 27, 2017, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Shares Held in the United States

The following table indicates, as of February 28, 2017, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with US addresses, the portion of the outstanding common shares held by US holders of record, and the percentage of common shares held by US holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
192	121,258,222	51	47,730,085	39.36%

Change of Control

As of March 27, 2017, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).  Since the beginning of the fiscal year ended December 31, 2016 up to March 27, 2017, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX under the symbol ONC. As well, effective November 5, 2015, our Common Shares commenced quotations on the OTCQX International ("OTCQX") under the symbol ONCYF. Prior to November 5, 2015 our Common Shares traded on the NASDAQ Capital Market under the symbol ONCY. On November 5, 2015, our Common Shares were delisted from the NASDAQ. The last reported sales price of our common shares on March 24, 2017 on the TSX was Cdn$0.60 and on the OTCQX was US$0.45.  The following table sets forth the high and low per share sales prices for our common shares on the OTCQX, the NASDAQ and TSX for the periods indicated. In relation to the OTCQX, the following quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.  The following table sets forth the range of high and low bid prices during the periods indicated on the OTCQX.

Common Shares
	OTCQX		NASDAQ		TSX
	High	Low	High	Low	High	Low
2012	N/A	N/A	5.58	1.72	5.59	1.70
2013	N/A	N/A	4.93	1.45	4.94	1.54
2014	N/A	N/A	1.99	0.40	2.20	0.45
2015	0.37	0.24	1.16	0.29	1.44	0.35
2016	0.57	0.15	N/A	N/A	0.75	0.21

2015
Quarter 1	N/A	N/A	1.16	0.42	1.44	0.53
Quarter 2	N/A	N/A	0.80	0.50	1.05	0.60
Quarter 3	N/A	N/A	0.70	0.45	0.94	0.61
Quarter 4	0.37	0.24	0.46	0.29	0.60	0.35

2016
Quarter 1	0.43	0.25	N/A	N/A	0.56	0.36
Quarter 2	0.57	0.34	N/A	N/A	0.75	0.44
Quarter 3	0.37	0.25	N/A	N/A	0.49	0.34
Quarter 4	0.25	0.15	N/A	N/A	0.33	0.21
September	0.30	0.25	N/A	N/A	0.39	0.34
October	0.25	0.22	N/A	N/A	0.33	0.30
November	0.23	0.15	N/A	N/A	0.29	0.21
December	0.23	0.15	N/A	N/A	0.30	0.21

2017
January	0.23	0.20	N/A	N/A	0.30	0.26
February	0.31	0.21	N/A	N/A	0.40	0.27
March (1 – 24)	0.48	0.27	N/A	N/A	0.64	0.36

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2016, the Company’s internal control over financial reporting was effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firms

In accordance with Securities and Exchange Commission’s rules, this Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding the Company's internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of the Audit Committee members, Angela Holtham, Wayne Pisano, and Mark Lievonen, is a financial expert and each is independent pursuant to the Rule 5605(d)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Accounting Officer that applies to our Chief Executive Officer, Chief Financial Officer and Controller.  A copy of this Code of Ethics may be found on the Company’s website at http://www.oncolyticsbiotech.com.  Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 210 – 1167 Kensington Crescent, NW, Calgary, Alberta, Canada, T2N 1X7, Attention:  Kirk Look  Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolyticsbiotech.com.

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2016. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2016.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2016, 2015, and 2014, Ernst & Young LLP received the following fees:

	2016	2015	2014
Item	$	$	$
Audit fees	163,910	291,509	277,405
Audit-related fees (1),(3)	152,145	105,017	156,811
Tax fees (2)	40,843	23,861	24,890
All other fees	—	—	—

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.

2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.

3)	Includes fees associated with matters relating to the provision of a consent letter for various filings.

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

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee or by the Chair of the Audit Committee, who must report all such pre-approvals to the Audit Committee at their next meeting following the granting thereof. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee or the Chair, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None

ITEM 16G. CORPORATE GOVERNANCE

None

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-24.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Material Contracts
4.1(b)	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2(c)	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3(c)	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5(c)	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6(c)	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7(c)	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8(c)	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10(d)	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11(d)	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12(d)	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13(d)	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14(d)	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15(d)	Executive Employment Agreement, dated January 26, 2009, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16(d)	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17(e)	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.18(f)	Employment Agreement, dated January 1, 2011 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.19(f)	Executive Employment Agreement, dated November 10, 2011 between the Company and its Senior Vice President of Clinical Development and Chief Medical Officer, Gerard T. Kennealey.
4.20(g)	Executive Employment Agreement, dated March 22. 2013, between the Company and its Chief Operating Officer, Matthew Coffey
4.21(g)	Executive Employment Agreement, dated September 27, 2012, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.22(g)	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Financial Officer, Kirk Look
4.23(g)	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Executive Officer, Bradley Thompson
4.24(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Executive Officer, Bradley Thompson
4.25(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Financial Officer, Kirk Look
4.26(h)	Amending Agreement, dated March 12, 2014, between the Company and its Chief Operating Officer, Matthew Coffey
4.27(i)	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.28(i)	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.29(i)	Amending Agreement, dated March 12, 2015, between the Company and its Chief Executive Officer, Bradley Thompson
4.30(i)	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.31(i)	Amending Agreement, dated March 12, 2015, between the Company and its Chief Financial Officer, Kirk Look
4.32(i)	Amending Agreement, dated March 12, 2015, between the Company and its Chief Operating Officer, Matthew Coffey
4.33(j)	Amending Agreement, dated March 8, 2016, between the Company and its Chief Executive Officer, Bradley Thompson
4.34(j)	Amending Agreement, dated March 8, 2016, between the Company and its Chief Financial Officer, Kirk Look
4.35(j)	Amending Agreement, dated March 8, 2016, between the Company and its Chief Operating Officer, Matthew Coffey
4.36(j)	Amending Agreement, dated November 10, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.37(j)	Amending Agreement, dated March 8, 2016, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.38(j)	Amending Agreement, dated March 8, 2016, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.39	Executive Employment Agreement, dated October 27, 2016, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Andres Gutierrez.
4.40	Amending Agreement, dated February 23, 2017, between the Company and its Chief Executive Officer, Matthew Coffey.
4.41	Amending Agreement, dated February 23, 2017, between the Company and its Chief Financial Officer, Kirk Look.
4.42	Settlement Agreement and Release, dated December 5, 2016 between the Company and its former Chief Executive Officer, Brad Thompson.

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2016
15.2	Consent of Ernst & Young LLP

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
(j) Previously filed with the SEC on Form 20-F dated March 24, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 27, 2017

ONCOLYTICS BIOTECH INC.

/s/ Matthew Coffey	/s/ Kirk Look
Matthew Coffey, Ph.D	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2016 and 2015

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

/s/ Matt Coffey	/s/ Kirk Look

Matt Coffey, Ph.D	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2016 and 2015, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Calgary, Canada
March 9, 2017	Chartered Professional Accountants

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2016 $	2015 $
Assets
Current assets
Cash and cash equivalents	5	12,034,282	24,016,275
Short-term investments	5	2,088,800	2,060,977
Accounts receivable		54,406	340,059
Prepaid expenses		260,841	506,669
Total current assets		14,438,329	26,923,980
Non-current assets
Property and equipment	6	319,955	459,818
Total non-current assets		319,955	459,818

Total assets		14,758,284	27,383,798
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		4,068,664	2,709,492
Total current liabilities		4,068,664	2,709,492
Commitments and contingencies	10, 11 and 16
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2016 – 121,258,222 December 31, 2015 – 118,151,622	7	262,321,825	261,324,692
Contributed surplus	8	26,643,044	26,277,966
Accumulated other comprehensive income		554,060	760,978
Accumulated deficit		(278,829,309)	(263,689,330)
Total shareholders’ equity		10,689,620	24,674,306
Total liabilities and equity		14,758,284	27,383,798
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2016 $	2015 $	2014 $
Expenses
Research and development	8, 18, 19	9,770,007	8,601,864	13,824,252
Operating	8, 18, 19	5,524,500	5,315,837	4,998,694
Loss before the following		(15,294,507)	(13,917,701)	(18,822,946)
Interest		163,902	197,859	210,390
Loss before income taxes		(15,130,605)	(13,719,842)	(18,612,556)
Income tax recovery (expense)	12	(9,374)	(3,153)	(6,779)
Net loss		(15,139,979)	(13,722,995)	(18,619,335)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		(206,918)	480,935	200,345
Net comprehensive loss		(15,346,897)	(13,242,060)	(18,418,990)
Basic and diluted loss per common share	9	(0.13)	(0.12)	(0.21)
Weighted average number of shares (basic and diluted)		119,880,200	112,613,845	87,869,149
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2013	228,612,564	376,892	24,491,212	79,698	(231,347,000)	22,213,366

Net loss and other comprehensive income	—	—	—	200,345	(18,619,335)	(18,418,990)
Issued, pursuant to Share Purchase Agreement	8,861,652	—	—	—	—	8,861,652
Issued, pursuant to "At the Market" Agreement	1,468,668	—	—	—	—	1,468,668
Expired warrants	—	(376,892)	376,892	—	—	—
Share based compensation	—	—	980,325	—	—	980,325
Share issue costs	(1,285,828)	—	—	—	—	(1,285,828)
As at December 31, 2014	237,657,056	—	25,848,429	280,043	(249,966,335)	13,819,193

Net loss and other comprehensive income	—	—	—	480,935	(13,722,995)	(13,242,060)
Issued, pursuant to Share Purchase Agreement	4,371,687	—	—	—	—	4,371,687
Issued, pursuant to "At the Market" Agreement	20,049,693	—	—	—	—	20,049,693
Share based compensation	—	—	429,537	—	—	429,537
Share issue costs	(753,744)	—	—	—	—	(753,744)
As at December 31, 2015	261,324,692	—	26,277,966	760,978	(263,689,330)	24,674,306

Net loss and other comprehensive income	—	—	—	(206,918)	(15,139,979)	(15,346,897)
Issued, pursuant to incentive share award plan	41,000	—	(41,000)	—	—	—
Issued, pursuant to "At the Market" Agreement	1,456,296	—	—	—	—	1,456,296
Share based compensation	—	—	406,078	—	—	406,078
Share issue costs	(500,163)	—	—	—	—	(500,163)
As at December 31, 2016	262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2016 $	2015 $	2014 $

Operating Activities
Net loss for the year		(15,139,979)	(13,722,995)	(18,619,335)
Amortization - property and equipment		162,233	180,411	163,501
Share based compensation	8, 18, 19	406,078	429,537	980,325
Unrealized foreign exchange (gain) loss	18	(139,810)	(816,319)	242,542
Net change in non-cash working capital	15	2,233,865	(1,105,464)	(2,443,988)
Cash used in operating activities		(12,477,613)	(15,034,830)	(19,676,955)
Investing Activities
Acquisition of property and equipment	6	(23,527)	(108,268)	(152,750)
Redemption (purchase) of short-term investments	5	(27,823)	(29,292)	(30,041)
Cash used in investing activities		(51,350)	(137,560)	(182,791)
Financing Activities
Proceeds from Share Purchase Agreement	7	—	4,305,396	7,830,409
Proceeds from "At the Market" equity distribution agreement	7	956,133	19,362,240	1,214,083
Cash provided by financing activities		956,133	23,667,636	9,044,492
(Decrease) increase in cash		(11,572,830)	8,495,246	(10,815,254)
Cash and cash equivalents, beginning of year		24,016,275	14,152,825	25,220,328
Impact of foreign exchange on cash and cash equivalents		(409,163)	1,368,204	(252,249)
Cash and cash equivalents, end of year		12,034,282	24,016,275	14,152,825
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2016, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 9, 2017. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, REOLYSIN®, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to existing cytotoxic or cytostatic therapies. Our clinical development program for REOLYSIN emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses.

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
December 31, 2016

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
ITCs are subject to technical and financial review by the Canadian tax authorities on a project-by-project basis. Therefore, amounts ultimately received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the review by the Canadian tax authority is completed and the results are made known to us.
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
December 31, 2016

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
December 31, 2016

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
December 31, 2016

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
Share based payments
Part of our share based payment expense is measured by reference to the fair value of our stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share based payment expense for the year along with the assumptions and model used for estimating fair value for share based compensation transactions are disclosed in Note 8.

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

Note 5: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $10,679,992 (December 31, 2015 – $21,742,300).  The current annual interest rate earned on these deposits is 0.96% (December 31, 2015 – 0.76%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

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

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2016
Short-term investments	2,088,800	2,088,800	—	2,088,800	2,088,800	1.41%
December 31, 2015
Short-term investments	2,060,977	2,060,977	—	2,060,977	2,060,977	1.35%

Fair value is determined by using published market prices provided by our investment advisor.

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2014	191,566	624,095	208,543	86,295	425,709	1,536,208
Additions, net of foreign exchange impact	6,304	61,182	5,542	1,669	40,156	114,853
As at December 31, 2015	197,870	685,277	214,085	87,964	465,865	1,651,061
Additions, net of foreign exchange impact	—	20,098	—	1,502	770	22,370
As at December 31, 2016	197,870	705,375	214,085	89,466	466,635	1,673,431

Amortization
As at December 31, 2014	119,635	452,640	114,927	52,381	271,249	1,010,832
Amortization for the year	13,842	52,605	12,456	6,378	95,130	180,411
As at December 31, 2015	133,477	505,245	127,383	58,759	366,379	1,191,243
Amortization for the year	11,492	48,929	10,241	5,408	86,163	162,233
As at December 31, 2016	144,969	554,174	137,624	64,167	452,542	1,353,476

Net book value
As at December 31, 2016	52,901	151,201	76,461	25,299	14,093	319,955
As at December 31, 2015	64,393	180,032	86,702	29,205	99,486	459,818

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Note 7: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $
Balance, December 31, 2013	84,803,818	228,612,564	303,945	376,892
Issued pursuant to Share Purchase Agreement(a)	7,037,216	8,861,652	—	—
Issued pursuant to "At the Market" sales agreement(b)	1,671,460	1,468,668	—	—
Expiry of warrants	—	—	(303,945)	(376,892)
Share issue costs	—	(1,285,828)	—	—
Balance, December 31, 2014	93,512,494	237,657,056	—	—
Issued pursuant to Share Purchase Agreement(a)	5,778,674	4,371,687	—	—
Issued pursuant to "At the Market" sales agreement(b)	18,860,454	20,049,693	—	—
Share issue costs	—	(753,744)	—	—
Balance, December 31, 2015	118,151,622	261,324,692	—	—
Issued pursuant to incentive share award plan	100,000	41,000	—	—
Issued pursuant to "At the Market" equity distribution agreement(c)	3,006,600	1,456,296
Share issue costs	—	(500,163)	—	—
Balance, December 31, 2016	121,258,222	262,321,825	—	—

(a)
In 2014, we entered into a share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") to sell up to US$26,000,000 of common stock. Subject to the terms and conditions of the Share Purchase Agreement and at our sole discretion, we may sell up to US$26.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares was based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we controlled the timing and amount of each investment and LPC was obligated to make such purchases, if and when elected. The Share Purchase Agreement did not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities, but required that we maintained our NASDAQ listing. Under the Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC valued at fair value of US$455,000. An additional 292,793 common shares was to be issued on a pro rata basis under the terms of the Share Purchase Agreement as an additional commitment fee.

On October 20, 2014, we reached an agreement to amend the Share Purchase Agreement. The specific amendments included allowing the Company to sell shares to LPC at the Company's sole option independent of the closing price of the Common Stock, increasing the number of shares that may have been sold to LPC at certain price levels and changed the way the number of Commitment Shares issuable was to be calculated. In consideration of the amendments to the Agreement, the Company issued 146,397 shares of Common Stock to LPC.

In 2015, under the terms of the amended Share Purchase Agreement, we issued 5,778,674 common shares (2014 - 7,037,216 common shares) for net proceeds of approximately US$3.5 million (2014 - US$7.1 million). As part of the shares issued, we issued 78,674 commitment shares (2014 - 536,254 commitment shares consisting of 292,793 initial commitment fee common shares, 146,397 commitment shares in consideration for the October 2014 amendments, and 97,064 additional commitment

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

fee common shares). The commitment shares have been valued at fair value of US$50,024 (2014 - US$654,267) and have been recorded as additional share issue costs. On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we were unable to sell common shares under the Share Purchase Agreement.

(b)
On October 24, 2014, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent. Under the terms of the distribution agreement, we were able to, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Canaccord Genuity Inc. directly to investors in the US through our NASDAQ listing. We were able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2015, we issued 18,860,454 common shares (2014 - 1,671,460 common shares) for net proceeds of approximately US$15.5 million (2014 - US$1.1 million). On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we were unable to sell common shares under our existing ATM.

(c)
On February 25, 2016, we entered into a new ATM equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of up to $4.6 million which allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2016, we sold 3,006,600 common shares for gross proceeds of $1,456,296. We incurred share issue costs which included costs to establish our Canadian ATM facility of $500,163.

Note 8: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2016		2015		2014
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	8,561,394	2.17	5,446,394	3.19	5,918,678	3.75
Granted during the year	1,572,000	0.28	3,280,000	0.43	500,000	1.26
Forfeited during the year	(737,500)	0.65	(100,000)	1.69	—	—
Expired during the year	(721,667)	3.61	(65,000)	1.49	(972,284)	5.56
Exercised during the year	—	—	—	—	—	—
Outstanding, end of the year	8,674,227	1.83	8,561,394	2.17	5,446,394	3.19
Options exercisable, end of the year	6,729,643	2.27	6,476,394	2.73	4,841,060	3.37

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2016:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.26-$0.41	1,972,000	9.60	0.31	809,416	0.35
$0.42-$0.57	2,172,000	8.92	0.42	1,390,000	0.42
$0.58-$1.87	1,622,667	7.00	1.56	1,622,667	1.56
$1.88-$3.95	1,592,560	4.10	3.04	1,592,560	3.04
$3.96-$6.72	1,315,000	4.98	5.33	1,315,000	5.33
	8,674,227	7.23	1.83	6,729,643	2.27
Non-exercisable options vest either annually over periods ranging from one to three years or after the completion of certain performance criteria.
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2016	2015	2014

Risk-free interest rate	0.82%	0.63%	1.05%
Expected hold period to exercise	3.0 years	3.0 years	2.7 years
Volatility in the price of the Company's shares	94.84%	90%	72.55%
Rate of forfeiture	3.67%	3.67%	2.5%
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.17	$0.24	$0.54

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
We have issued restricted share units to non-employee directors through our incentive share award plan. Grants of restricted share units to non-employee directors vest either on the third anniversary date from the grant date or when the director ceases to be a member of the board. The following restricted share units are outstanding at December 31:

	2016	2015	2014
Outstanding, beginning of the year	368,831	—	—
Granted during the year	1,053,998	368,831	—
Forfeited during the year	—	—	—
Vested during the year	(100,000)	—	—
Outstanding, end of the year	1,322,829	368,831	—
(1)The weighted average fair value of the restricted share units granted was $0.31 in 2016 (2015 - $0.40).
We have also issued performance share units to certain officers of the Company. Grants of performance share units require completion of certain performance criteria and cliff vest after three years or vest over a three year period, depending on the grant. Grants will vest immediately upon a change of control of the Company. If the officer ceases employment with the Company,

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following performance share units are outstanding at December 31:

	2016	2015	2014
Outstanding, beginning of the year	—	—	—
Granted during the year	1,500,000	—	—
Forfeited during the year	(660,000)	—	—
Outstanding, end of the year	840,000	—	—
(1)     The weighted average fair value of the performance share units granted was $0.36 in 2016.
We have reserved 11,312,394 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options granted to employees, directors and consultants, restricted share units to independent directors and performance share units to certain officers for the year ended December 31, 2016 was $406,078 (2015 - $429,537; 2014 - $980,325).

Note 9: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2016 of 119,880,200 (2015 - 112,613,845; 2014 - 87,869,149). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments totaling $1,033,619 during 2017 for activities related to our clinical trial, manufacturing and collaboration programs.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

Amount $
2017	163,978
2018	103,513
2019	103,513
2020	103,513
2021	43,130
517,647

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

As of December 31, 2016, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

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

BRI “Work in Kind” Contribution
We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2016, we estimate that the accumulated work in kind totals approximately $301,000.

Note 12: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2016	2015	2014
Loss before income taxes	(15,130,605)	(13,719,842)	(18,612,556)
Statutory Canadian corporate tax rate	27.00%	26.00%	25.00%
Anticipated tax recovery	(4,085,263)	(3,567,159)	(4,653,139)
Foreign jurisdiction tax rate difference	2,184,796	2,659,145	3,319,210
Employee stock based compensation	109,641	111,680	245,081
Change in tax rate	—	(1,336,941)	—
Adjustment to opening tax pools	(39,569)	(1,339,467)	(316,193)
Other permanent differences	100,525	23,620	(48,092)
Change in deferred tax benefits deemed not probable to be recovered	1,739,557	3,455,622	1,462,572
Deferred income tax recovery	—	—	—
Current income taxes	9,687	6,500	9,439
Adjustment in respect to prior periods	(313)	(3,347)	(2,660)
Net current tax expense	9,374	3,153	6,779

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

As at December 31, 2016, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,472,000
2035	3,125,000
2036	6,457,000
52,489,000

As at December 31, 2016, we have the following non-refundable federal investment tax credits for income tax purposes in Canada:

Expiry	$
2020	189,000
2021	471,000
2022	465,000
2023	361,000
2024	228,000
2025	271,000
2026	520,000
2027	596,000
2028	622,000
2029	173,000
2030	91,000
2031	114,000
2032	381,000
2033	487,000
2034	270,000
2035	182,620
2036	45,007
5,466,627

As well, we have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $27,300,000.  We have not recorded the potential benefits of these tax pools in these consolidated financial statements.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2016 $	2015 $	2014 $
Net operating losses carried forward	17,821,631	15,950,044	13,130,052
Scientific research and experimental development	7,394,707	7,278,284	6,424,359
Investment tax credits	3,990,664	3,987,214	4,083,046
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,908,654	1,839,107	1,720,154
Share issue costs	432,659	619,066	655,787
Net capital losses carried forward	7,598	7,598	7,035
Unrecognized deferred tax asset	31,555,913	29,681,313	26,020,433

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

	2016 $	2015 $
Cash and cash equivalents	12,034,282	24,016,275
Short-term investments	2,088,800	2,060,977
Shareholders’ equity	10,689,620	24,674,306

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

On February 16, 2016, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”) in Canada. Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on March 16, 2018 and allowed us to enter into our Canadian ATM equity distribution agreement (see Note 7). We use this equity arrangement to assist us in achieving our capital objective.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2016.

Note 14: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values.

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

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from financing activities. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2016 by approximately $2,913.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2016 by approximately $10,499. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2016 by approximately $3,010.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Balances in foreign currencies at December 31, 2016 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	4,629,766	31,295	32,565
Accounts payable	(134,059)	(10,837)	—
	4,495,707	20,458	32,565

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 13.  Accounts payable are all due within the current operating period.

Note 15: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2016 $	2015 $	2014 $
Change in:
Accounts receivable	285,653	(148,308)	(85,898)
Prepaid expenses	245,828	(215,116)	70,190
Accounts payable and accrued liabilities	1,359,172	(664,505)	(2,634,664)
Non-cash impact of foreign exchange	343,212	(77,535)	206,384
Change in non-cash working capital related to operating activities	2,233,865	(1,105,464)	(2,443,988)

Other Cash Flow Disclosures

	2016 $	2015 $	2014 $
Cash interest received	163,902	197,859	210,390
Cash taxes paid	4,468	3,421	9,715

Note 16: Indemnification of Officers and Directors

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
December 31, 2016

Note 17: Economic Dependence

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

Note 18: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

	2016 $	2015 $	2014 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	104,851	238,709	273,996
Unrealized non-cash foreign exchange (gain) loss	67,109	(816,319)	242,542
Non-cash share based compensation	233,919	257,016	588,658

Included in operating expenses
Amortization of property and equipment	162,233	180,411	163,501
Non-cash share based compensation	172,159	172,521	391,667
Office minimum lease payments	148,600	196,601	94,888

Note 19: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2016 $	2015 $	2014 $
Short-term employee compensation and benefits	2,753,553	2,941,342	2,535,167
Termination benefits	1,330,828	—	—
Share-based payments	372,008	353,419	771,438
	4,456,389	3,294,761	3,306,605