Form 20-F
period 2017-12-31
ONCOLYTICS BIOTECH INC
filed 2018-03-19
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2017

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 141,805,722 common shares as at December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to being subject to government manufacturing and testing regulations;

•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential products liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to our dependence on third party relationships for research and clinical trials;

•	risks related to our license, development, supply and distribution agreement (the “Licensing Agreement”) with Adlai Nortye Biopharma Co. Ltd. (“Adlai”);

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to other third-party arrangements;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	risks related to our status as a foreign private issuer;

•	risk related to possible “passive foreign investment company” status;

•	risks related to fluctuations in interest rates;

•	risks related to information technology systems; and

•	risks related to our common shares.

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

	Canadian Dollars Per One US Dollar
	2017	2016	2015	2014	2013
Average for the period	1.2986	1.3248	1.2787	1.1045	1.0299

For the Month of
	February 2018	January 2018	December 2017	November 2017	October 2017	September 2017
High for the period	1.2809	1.2535	1.2886	1.2888	1.2893	1.2480
Low for the period	1.2288	1.2293	1.2545	1.2683	1.2472	1.2128

Exchange rates are based on the Bank of Canada average daily exchange rates (prior to April 2017, rates were based on the Bank of Canada nominal noon exchange rates). The average daily exchange rate on March 15, 2018 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.3032.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2017 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2017	2016	2015	2014	2013
	$	$	$	$	$
Revenues	—	—	—	—	—
Net loss(1)	(15,616,851)	(15,139,979)	(13,722,995)	(18,619,335)	(23,532,647)
Net comprehensive loss	(15,797,181)	(15,346,897)	(13,242,060)	(18,418,990)	(23,395,834)
Basic and diluted loss per share(2)	(0.12)	(0.13)	(0.12)	(0.21)	(0.28)
Total assets(2)	18,150,449	14,758,284	27,383,798	17,193,190	28,222,027
Shareholders’ equity(2)	8,283,846	10,689,620	24,674,306	13,819,193	22,213,366
Cash dividends declared per share(3)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding	132,395,752	119,880,200	112,613,845	87,869,149	83,530,981
Notes:

1)	Included in net loss and net loss per share for the year ended December 31, 2017 are share based payment expenses of $578,703 (2016 - $406,078; 2015 - $429,537; 2014 - $980,325; 2013 - $424,384).

2)
We issued 20,547,500 common shares for net cash proceeds of $12,812,704 in 2017 (2016 - 3,106,600 common shares for net cash proceeds of $956,133; 2015 - 24,639,128 common shares for net cash proceeds of $23,667,654; 2014 - 8,708,676 common shares for net cash proceeds of $9,044,492; 2013 - 8,093,533 common shares for net cash proceeds of 30,398,036).

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

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2017, we had an accumulated deficit of $294.4 million and we incurred net losses of $15.6 million, $15.1 million and $13.7 million for the years ended December 31, 2017, 2016, and 2015, respectively. We anticipate that we will continue to incur significant losses during 2018 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
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

As of December 31, 2017, we had cash and cash equivalents (including short-term investments) of $11.8 million. Working capital was approximately $12.6 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

Our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. is subject to certain risks and uncertainties related to our dependence on Adlai and doing business in foreign jurisdictions.

On November 16, 2017, we announced that we had entered into the Licensing Agreement with Adlai. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to REOLYSIN in China, Hong Kong, Macau, Singapore, South Korea and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, along with payments to be received by us upon meeting certain requirements and milestones, we are also eligible to receive royalty payments in excess of 10% associated with the commercialization of REOLYSIN for all indications, subject to regulatory approval. Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory and commercialization activities respecting REOLYSIN in the Territories and therefore the Company will be dependent upon Adlai in successfully undertaking those actions in a timely and economic manner and in compliance with all applicable legal and regulatory requirements within the Territories. If Adlai is unable to fulfill its obligations under the terms of the Licensing Agreement and in compliance with all applicable legal and regualtory requirements, including clinical, regulatory and commercialization of REOLYSIN, our prospective revenue from royalty payments related to the commercialization of REOLYSIN in the Territories may be materially diminished, delayed or never realized, which could negatively effect our operating results and financial condition.

Further, conducting business with Adlai within the Territories, and specifically China, subjects us to certain economic, political, currency and legal risks and uncertainties regarding, among other things, the development and commercialization of REOLYSIN and the release and receipt of payments under the terms of the Licensing Agreement, including the payment of royalties upon commercialization of REOLYSIN. These risks include:

•	different regulatory requirements for drug approvals in foreign countries;

•	different standards of care in various countries that could complicate the evaluation of our product candidates;

•	different U.S. and foreign drug import and export rules;

•	reduced protection for intellectual property rights in certain countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems and different competitive drugs indicated to treat the indications for which our product candidates are being developed;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with the FCPA, and other anti-corruption and anti-bribery laws;

•	U.S. and foreign taxes;

•	foreign currency fluctuations, which could result in reduced revenues, and other obligations incident to doing business in another country;

•
a reliance on CROs, clinical trial sites, principal investigators and other third parties that may be less experienced with clinical trials or have different methods of performing such clinical trials than we are used to in the U.S.;

•	potential liability resulting from development work conducted by foreign distributors; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

The government’s of the Territories, and specifically the Chinese government, exercise significant control over all aspects of their respective economies.  Accordingly, any adverse change in the economy, the legal system or governmental, economic or other policies could have a material adverse effect on the business prospects of the the Licensing Agreement with Adlai, including our ability to receive and transfer money out of China under the terms of the Licensing Agreement. Any disruption in relations, inability to work efficiently or disadvantageous treatment of Adlai by the governments of the Territories or other authorities could have a material adverse effect on our business prospects under the Licensing Agreement. Additionally, the regulatory environment in the

Territories is evolving, and officials in the governments in the Territories exercise broad discretion in deciding how to interpret and apply regulations. There can be no assurance that Adlai will be successful in the development and commercialization of REOLYSIN in the Territories.

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

US shareholders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its current and subsequent taxable years.  If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each US shareholder should consult its own tax advisor regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

A description of the important events in our development including licensing transactions, our principal capital expenditures and divestitures and a description of acquisitions of material assets can be found in our MD&A and in the notes to our financial statements included elsewhere in this annual report.

B.	Business Overview

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN (pelareorep), a systemically administered immuno-oncology (I-O) viral agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our Business

Our potential product for human use, pelareorep, an unmodified reovirus, is a first in class systemically administered I-O viral agent for the treatment of solid tumors and hematological malignancies.

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

•	When combined with chemotherapeutic agents, pelareorep does not appear to enhance either the frequency or severity of the adverse effects of the chemotherapeutic agents.

•	There is emerging evidence that pelareorep may impact overall survival (OS) in metastatic breast cancer (MBC) and metastatic adenocarcinoma of the pancreas (MAP):

•
In a randomized, controlled Phase 2 study of paclitaxel with pelareorep versus paclitaxel alone in MBC (CCTG IND.213) median survival time was greater for subjects treated with paclitaxel and pelareorep (median 17.4 months) than subjects treated with paclitaxel alone (10.4 months, hazard ratio [HR] 0.65).

•	In a single arm study with gemcitabine plus pelareorep in first line MAP (REO 017) the median overall survival (mOS) was 10 months with a 1 year and 2-year survival of 46% and 24%, respectively.

•
In a two-arm Phase 2 randomized study (NCI 8601), patients with MAP were randomized to receive either carboplatin, paclitaxel and pelareorep (test arm) or carboplatin and paclitaxel alone (control arm). The median OS was similar for both arms, but the probability of survival at Year 2 was 20% in the test arm vs 9% in the control arm.

Mechanism of Action

Figure 1. Proposed mechanism of action for pelareorep.

2. Innate immune response
Release of inflammatory cytokines
Activation of NK cells
3. Adaptive immune response
Antigen Presenting Cell
Release of tumor- and viral-associated antigens
T-cell activation
Normal cell
Cancer cell
REOLYSIN® (pelareorep)
1. Direct cell lysis

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

Preclinical and clinical studies provide compelling lines of evidence that pelareorep functions as an immunogenic agent. Indeed, preclinical studies by Steele and colleagues demonstrated that melanoma cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory milieu promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T-cells, altering the tumour microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independent of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus in turn stimulate the innate antitumor activity of NK (natural killer) cells through the release of proinflammatory cytokines, demonstrating that dendritic cells' recognition of reovirus may trigger a beneficial innate immune response.

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

Adaptive anti-tumor immunity allows for elimination of existing cancer cells and performs constant surveillance, preventing relapse, and increasing patient overall survival. An adaptive immune response requires two signals: a signal from an antigen presenting cell (APC), as well as a co-stimulation signal in the form of cytokines. In the absence of both signals, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following its therapeutic administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (TAAs) and viral-associated antigens (VAAs) for processing and presentation by APCs, such as dendritic cells. Through the combined actions of these immunological events, pelareorep facilitates the display of novel ‘foreign’ antigens on the surface of infected tumor cells and APCs. Simultaneously, pelareorep induces an inflammatory response promoting the expression of co-stimulatory molecules and inflammatory cytokines. Together, pelareorep mediated immunological events over-rule tumor antigen presentation impairments and initiate adaptive anti-tumor immunity.

By promoting the expression of novel antigens and the release of inflammatory cytokines, pelareorep, promotes an inflamed tumor phenotype. An inflamed tumor phenotype is characterized by NK and T-cell infiltration, increased expression of chemokines/cytokines, and increased expression of checkpoint ligands. This phenotype correlates with an increase in overall survival and has a positive prognostic value for early stage cancers. In patients with metastatic cancer, an inflamed tumor phenotype is associated with better clinical outcomes when treated with immunotherapies, including immune checkpoint blockade inhibitors, cancer vaccines, and adoptive T-cell therapies. By promoting an inflamed tumor phenotype, pelareorep primes an anti-cancer immune response (Figure 2).

Figure 2. Pelareorep (REOLYSIN) primes an anti-cancer immune response

REOLYSIN® (pelareorep)
promotes an anti-cancer immune response
Non-inflamed tumor
Partially-inflamed tumor
Inflamed tumor
Antigen Presenting Cell
NK cell
T-cell
Immune desert
“cold tumor”
Immune responsive
“hot tumor”

Clinical Development Plan

We are directing a three-part clinical development program with the objective of developing pelareorep as a human cancer therapeutic. Our clinical development program focuses on the three components of pelareorep's mechanism of action and includes the following:

1.
Chemo combinations - Our primary focus has been on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various cancer indications. In 2017, we reported additional clinical data from our randomized clinical program which includes the clinical trial collaborations with the Canadian Cancer Trials Group (CCTG, formerly known as the National Cancer Institute of Canada). Specifically, subgroup analysis in the IND.213 trial in MBC revealed a significant improvement in overall survival of patients that are hormone receptor positive (HR+) / human epidermal growth factor receptor 2 negative (HER2-). In HR+/HER2- patients, REOLYSIN therapy in combination with paclitaxel doubled the overall survival from 10.8 month with paclitaxel therapy alone to 21.8 months with REOLYSIN plus paclitaxel. This increase in overall survival is consistent with previous survival data reported from our NCI pancreatic trial which suggests a long term survival benefit when comparing test and control arms at 24 months.

2.
Combination with IMiDs/targeted therapy - Our second program focuses on the potential of pelareorep to stimulate a patient's innate immunity and the potential for an infection to cause a cascade of chemokines/cytokines activating natural killer (NK) cells to attack cancer cells. In 2017, patient enrollment commenced on a clinical collaboration with Myeloma UK and Celgene that combines pelareorep with immune modulator therapies (IMiDs) which enhance NK cell activation.

3.
Immunotherapy combinations - Our third program focuses on the potential for pelareorep to cause a specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs, infected tumor cells and/or dendritic cells) to T cells. In 2017 we announced our first data set combining a checkpoint inhibitor with pelareorep and pembrolizumab (Keytruda®) in pancreatic cancer, which demonstrated safety and tolerability and in five efficacy evaluable patients, one had a partial response (six-month duration) and two had stable disease (lasting 126 and 221 days). Additional basket study concepts are now being planned.

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have over 411 issued patents including 47 issued in the US and 21 in Canada. We also have 35 patents pending in the US, Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Our commercial success depends, in part, on not infringing the patents or proprietary rights of others and not breaching licenses granted that may be granted to us. Competitors may have filed patent applications and obtained patents and may in the future file patent applications and obtain patents relevant to our product and technologies.  We are not aware of competing intellectual property relating to our pelareorep project.  While we currently believe that we have the necessary freedom to operate in these areas, there can be no assurance that others will not challenge our position in the future.  Litigation to defend our position could be costly and time consuming. We also cannot be certain that we will be successful. We may be required to obtain a license from a prevailing party in order to continue the portion of our business that relates to the proceeding. We may also be required to obtain licenses to other third-party technologies necessary in order to market our products. Such licenses may not be available to us on acceptable terms or on any terms and we may have to discontinue that portion of our business. Any failure to license any technologies required to commercialize our technologies or products at reasonable cost may have a material adverse effect on our business, results of operations, financial condition, cash flow and future prospects. We are not currently involved in any litigation concerning our competitors’ patent applications and patents. We may be involved in such litigation in the future.

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

Business Strategy

Our business strategy is to develop and market pelareorep in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development.  We intend to achieve our business strategy by focusing on these key areas:

•	Develop pelareorep through our clinical development plan assessing the safety and efficacy in human subjects;

•	Establish collaborations with experts to assist us with scientific and clinical developments of this new potential pharmaceutical product;

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

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals.  Our new product development presently being conducted is primarily of a research and development nature.  In the context of this Annual Report, statements of our "belief" are based primarily upon our results derived to date from our research and development program with animals, early stage human trials and our most recent data in HR+/HER2- mBC patients, and upon which we believe that we have a reasonable scientific basis to expect the particular results to occur.  It is not possible to predict, based upon studies in animals, or early stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans.  There are no assurances that the particular result expected by us will occur.

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

Regulatory Requirements

The development of new pharmaceuticals is strongly influenced by a country's regulatory environment.  The drug approval process in Canada is regulated by Health Canada.  The primary regulatory body in the United States is the FDA and in Europe is the European Medicines Agency (the “EMA”).  Similar processes are conducted in specific countries by equivalent regulatory bodies.  Regulations in each jurisdiction require the licensing of manufacturing facilities and mandate strict research and product testing standards.  Companies must establish the safety and efficacy of their products, comply with current Good Manufacturing Practices and submit marketing materials before being allowed to market pharmaceutical products.  While we plan to pursue or support the pursuit of the approval of our product, success in acquiring regulatory approval for any product is not assured.

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

Manufacturing Regulations

We use contract toll manufacturers to produce pelareorep.  Our toll manufacturers are subject to periodic inspection by the FDA, the United States Drug Enforcement Administration, or DEA, and other domestic and foreign authorities where applicable, and must comply with cGMP regulations. Manufacturers of biologics also must comply with general biological product standards. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product, or mandatory or voluntary recall of a product.  Adverse experiences with the product must be reported to the FDA and foreign agencies and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

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

Market and Competition

According to estimates for 2018 from the American Cancer Society, 1.7 million Americans are expected to be diagnosed with cancer in the year, and 609,640 Americans are expected to die of cancer.  Cancer is the second most common cause of death in the United States, exceeded only by heart disease. In the United States, the relative lifetime risk of a male or female developing cancer is 1 in 3 (Source: American Cancer Society's Cancer Facts & Figures 2018). The prevalence of breast cancer in the United States in 2016 was 3.56 million, of which there were 2.6 million patients with HR+/HER2- subtype and 154,885 patients with HR+/HER2- stage IV breast cancer. (Source: https://seer.cancer.gov/statfacts/html/breast.html. Accessed on March 28, 2017. Howlader, Nadia, et al. US Incidence of Breast Cancer Subtypes Defined by Joint Hormone Receptor and HER2 Status. Journal of the National Cancer Institute. Accessed March 28, 2017).

The costs of this disease state are also significant.  In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2018 that the Agency for Healthcare Research and Quality estimated the 2015 direct medical costs for cancer were $80.2 billion. (Source: American Cancer Society's Cancer Facts & Figures 2018).

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

On December 31, 2017, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company.  In addition, Oncolytics Biotech (US) Inc., a Delaware corporation, is a material wholly owned subsidiary of OBB.

D.      Property, Plant and Equipment

We currently lease our head office in Calgary, Alberta, Canada as well as our office spaces in San Diego, California, US and Barbados. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of REOLYSIN, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2018 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

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

Please see our 2017 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and Capital Resources

Please see our 2017 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" for information on the Company’s research and development policies. Our research and development expenses were $9,392,623, $9,770,007, and $8,601,864 for 2017, 2016 and 2015, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2017 Management Discussion and Analysis in Exhibit 15.1 for our comparative discussion on our expenditures between 2015 - 2017 and our expectations for 2018.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2017, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2017:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Capital lease obligations	Nil	—	—	—	—
Operating lease(1)	740,850	285,987	411,733	43,130	—
Purchase obligations	5,980,454	5,980,454	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	6,721,304	6,266,441	411,733	43,130	—
Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and officers as at December 31, 2017, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Deborah M. Brown, BSc, MBA(1)(2) Ontario, Canada	Director
In addition to being a Management Consultant since 2014, Ms. Brown is currently the Managing Partner at Accelera CANADA, a specialty consultancy firm that assists emerging biopharma ventures in the United States and Europe with the development and implementation of Canadian market strategies. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the Canadian National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently sits on the Boards of Life Sciences Ontario, the Strategic Executive Advisory Council for Canadian Cancer Trials Group, and her local SPCA. Ms. Brown holds an MBA from University of Western Ontario's Ivey School of Business, an Hons B.Sc. from the University of Guelph and completed the Merck executive development programme at the University of Hong Kong, INSEAD and Northwestern University's Kellogg School of Management.
November 2, 2017
Matthew C. Coffey, PhD Alberta, Canada	Chief Executive Officer and Director
A co-founder of the Company, Dr. Coffey has been the President and Chief Executive Officer of the Company since January 2017. Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey has held the positions of Interim President and Chief Executive Officer from November 2016 to January 2017, Chief Operating Officer of the Company from December 2008 to November 2016, Chief Scientific Officer from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004 and Chief Financial Officer from September 1999 to May 2000.
May 11, 2011
Andrew de Guttadauro California, USA	Global Head of Business Development, President, Oncolytics Biotech (U.S.) Inc.
Andrew de Guttadauro has more than 25 years of biopharmaceutical commercialization and business development experience in. He has held executive and senior-level positions at leading pharmaceutical and biotechnology companies, working on initiatives across both developed and emerging markets globally.

Mr. de Guttadauro began his career at TAP Pharmaceuticals, supporting the launch of blockbuster drugs, Lupron® and Prevacid®. He held a variety of marketing positions at Amgen, contributing to the success of Enbrel®, Aranesp®, and Epogen® before joining MedImmune to lead marketing efforts for the FluMist® inhaled influenza vaccine. Following a two-year assignment overseeing the commercial development of Zevalin®, the first radioimmunotherapy product approved for use in the United States, Mr. de Guttadauro took on the role of Senior Director of Strategy at Biogen Idec. He then served as Vice President of Corporate Development at Vical, supporting the execution of distribution agreements for Allovectin®. Prior to joining Oncolytics, Mr. de Guttadauro was a Principal at 1798 Consultants Inc., a healthcare consulting firm providing commercialization, market access, and compliance strategic advice to leading and emerging biopharmaceutical companies.

Mr. de Guttadauro has a Bachelor of Science degree in engineering from the United States Military Academy at West Point.
N/A

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Andres A. Gutierrez, MD, PhD New Jersey, USA	Chief Medical Officer
Dr. Gutierrez is board certified in internal medicine and completed a fellowship in medical oncology. Most recently he has held progressively senior clinical development positions designing and implementing both early and later-stage oncology clinical studies at a range of U.S. and European companies including Sellas Life Sciences Group, Bristol-Myers Squibb, Sunesis Pharmaceuticals Inc., Biomarin Pharmaceutical Inc., Proteolix, and Oculus Innovative Sciences. Prior to that, he held a series of academic and consulting positions. Over his 32 year career, he has authored and co-authored more than 90 peer-reviewed publications and abstracts and presented at numerous conferences. He received his MD and a PhD in Biomedical Sciences from the National Autonomous University of Mexico.
N/A
Angela Holtham, MBA, FCPA, FCMA, ICD.D(1)(2) Ontario, Canada	Director
Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. Then in 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in many initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto and has completed the Institute of Corporate Directors Designation (ICD.D). Ms. Holtham holds a number of board and audit committee positions in both private and public sectors, including audit committee chair and director of Jamieson Wellness.
June 18, 2014
J. Mark Lievonen, CM, FCPA, FCA, LLD(1)(3) Ontario, Canada	Director
Mr. Lievonen held the position of President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, from 1999 to 2016. He is a Director of Acerus Pharmeceuticals Corporation, Quest PharmaTech Inc., and the Gairdner Foundation. Mr. Lievonen has served on a number of industry and not-for-profit boards including as the chair of Rx&D (now Innovative Medicines Canada), BIOTECanada, and the Markham Stouffville Hospital Foundation, as Vice-Chair of the Ontario Institute for Cancer Research, as a Director of the Public Policy Forum, and as a Governor of York University Mr. Lievonen was appointed to the Order of Canada in 2015, named a Chevalier de l'Ordre National de Mérite by the government of France in 2007, and inducted into the Canadian Healthcare Marketing Hall of Fame in 2013.

April 5, 2004
Kirk J. Look, CA Alberta, Canada	Chief Financial Officer
Mr. Look is a Chartered Accountant with more than fifteen years of experience in accounting, finance, tax and treasury. Mr. Look joined Oncolytics as the Company's Controller in April 2003, and assumed the role of Chief Financial Officer in November 2012. Prior to joining Oncolytics, from 2000 to April 2003, Mr. Look was Manager of Audit and Assurance Services with Ernst & Young LLP in Canada. From 1998 to the end of 1999, Mr. Look held the positions of Audit Manager and Senior Accountant at Ernst & Young LLP in Chile.
N/A
Wayne Pisano, MBA(1)(2)(5) New Jersey, USA	Chair of the Board
Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He is credited with driving Sanofi Pasteur's leadership within the worldwide influenza market and capturing 50 percent of global sales. He also laid the foundation for the company's global pediatric vaccines strategy. During his tenure as CEO, Mr. Pisano bolstered the Sanofi Pasteur pipeline with the acquisitions of Acambis PLC, a bio-tech based in Boston in 2008 and Shantha Biotechnics, a highly regarded Indian vaccine company in 2010. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor's degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio. Mr. Pisano is a Board director and Chairman of the compensation and Governance Committee for Immunovaccine; a biotech based in Halifax.

May 9, 2013

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
William G. Rice, PhD(3)(4) California, USA	Director
Dr. Rice holds the position of Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013. Also, from 2003 to present, he has served as Chairman, President and Chief Executive Officer of Cylene Pharmaceutics Inc., prior to which he was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and as a faculty member in the Division of Pediatric Hematology and Oncology at Emory School of Medicine. Dr. Rice holds a PhD in biochemistry from Emory University and was a post-doctoral trainee in the Department of Internal Medicine, Division of Hematology and Oncology at the University of Michigan Medical Center.
June 8, 2015
Bernd R. Seizinger, MD, PhD(2)(4) New Jersey, USA and Munich, Germany	Director
Dr. Seizinger is currently Chairman and/or Board member of a number of biotech companies in the U.S. and Europe, including: Oxford BioTherapeutics Ltd., CryptoMedicx Inc., Opsona Ltd., Aprea AB, and Vaccibody AS. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb in Princeton, NJ. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.

June 8, 2015
Notes:

(1)	Member of the Audit Committee. Ms. Holtham is Chair of this Committee.

(2)	Member of the Compensation Committee. Mr. Pisano is Chair of this Committee.

(3)	Member of the Governance Committee. Mr. Lievonen is Chair of this Committee.

(4)	Member of the Science and Technology Committee. Dr.'s Rice and Seizinger serve as Co-Chairs of this Committee.

(5)	Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Governance and Science and Technology Committees.

As at March 19, 2018, the directors and senior officers as a group beneficially owned, directly or indirectly, 400,250 of our common shares, representing 0.28% of the issued and outstanding common shares.

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

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2017 to each director.

Name	Fees Earned ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Deborah Brown(3)	17,249	25,278	14,666	Nil	N/A	Nil	57,193
Angela Holtham	53,003	82,275	Nil	Nil	N/A	Nil	135,278
Mark Lievonen	75,270	53,278	Nil	Nil	N/A	Nil	128,548
Wayne Pisano	75,270	92,770	Nil	Nil	N/A	Nil	168,040
William Rice	75,270	53,278	Nil	Nil	N/A	Nil	128,548
Bernd Seizinger	30,108	99,164	Nil	Nil	N/A	Nil	129,272

Notes:

(1)	Directors are paid fees in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.2545.

(2)	The value of share based and option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2017 audited consolidated financial statements.

(3)	Ms. Brown was appointed as a director on November 2, 2017.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2017.

Name and principal position	Year	Salary $	Share- based awards $(1)	Option- based awards $(1)	Bonus $	Non-equity incentive plan compensation $	Pension value $	All other compensation $(2)	Total compensation $
Dr. Matthew C. Coffey(3) Chief Executive Officer	2017	430,000	—	61,964	172,000	N/A	N/A	62,235	726,199
Kirk J. Look Chief Financial Officer	2017	345,000	—	46,473	120,750	N/A	N/A	55,223	567,446
Dr. Andres A. Gutierrez(4) Chief Medical Officer	2017	376,350	—	—	131,723	N/A	N/A	35,482	543,555
Andrew de Guttadauro(4)(5) President, Oncolytics Biotech (US) Inc.	2017	144,267	31,200	38,487	72,134	N/A	N/A	13,815	299,903

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2017 audited consolidated financial statements.

(2)	The dollar amounts set forth under this column are related to contributions to the officers' respective retirement savings plan and amounts provided for health care benefits by the Company.

(3)	None of the compensation paid to Dr. Coffey related to his role as a director of the Company.

(4)
US Employees are paid salaries, bonuses and other compensation in US Dollars.  These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.2545, $1.3427 and $1.3840 for the years 2017, 2016 and 2015, respectively.

(5)	Mr. de Guttadauro was appointed as President, Oncolytics Biotech (US) Inc., a wholly-owned subsidiary of the Corporation, on June 29, 2017.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  Pursuant to the terms of the Employment Agreements,

Name and principal position	Year	Salary $
Dr. Matthew C. Coffey Chief Executive Officer	2018	475,000
Kirk J. Look, C.A. Chief Financial Officer	2018	365,000
Dr. Andres A. Gutierrez(1) Chief Medical Officer	2018	330,000
Andrew de Guttadauro(1) President, Oncolytics Biotech (US) Inc.	2018	253,000
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

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2017 without cause or due to a change of control of the Company.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $
Dr. Matthew C. Coffey Chief Executive Officer	541,168	1,082,335
Kirk J. Look, C.A. Chief Financial Officer	422,093	844,185
Dr. Andres A. Gutierrez(3) Chief Medical Officer	349,619	699,238
Andrew de Guttadauro(3) President, Oncolytics Biotech (US) Inc.	131,727	526,908
Notes:

(1)
As at December 31, 2017, all options granted to Officers had fully vested except for the options granted on December 1, 2015, November 10, 2016 and July 3, 2017. As a result, all Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Officer is terminated unless otherwise approved by the Board of Directors.

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

Name and Place of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Matthew C. Coffey Ph.D Alberta, Canada	President and Chief Executive Officer and Director	May 11, 2011	Date of 2018 Annual General Meeting of the Shareholders
Deborah Brown, B.Sc., MBA Ontario, Canada	Director	November 2, 2017	Date of 2018 Annual General Meeting of the Shareholders
Angela Holtham FCPA, FCMA, ICD.D Ontario, Canada	Director	June 18, 2014	Date of 2018 Annual General Meeting of the Shareholders
J. Mark Lievonen, CM, FCPA, FCA, LLD Ontario, Canada	Director	April 5, 2004	Date of 2018 Annual General Meeting of the Shareholders
Wayne Pisano, MBA New Jersey, USA	Chair and Director	May 9, 2013	Date of 2018 Annual General Meeting of the Shareholders
William G. Rice, Ph.D. California, USA	Director	June 8, 2015	Date of 2018 Annual General Meeting of the Shareholders
Bernd R. Seizinger, M.D., Ph.D. New Jersey, USA and Munich Germany	Director	June 8, 2015	Date of 2018 Annual General Meeting of the Shareholders

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

Compensation of Directors

Each director who is not a salaried employee of the Company is entitled to the following fees:

Annual Retainer
Each director receives a base retainer of US$40,000. In addition to the base retainer directors are eligible to receive the following additional fees depending on committee involvement:
Additional Retainers (USD):
Board chair                                $40,000
Audit Committee chair                            $20,000
Governance & Compensation Committee chair                $10,000
Science & Technology co-chair                        $15,000
Non-chair member of the Audit Committee                    $10,000
Non-chair member of the Governance or Compensation Committee        $ 5,000
Directors, annually, may opt to take up to 100% of their respective annual retainer in restricted share awards.

Restricted Share Units
In addition to the combined retainer, the Corporation will grant annually $20,000 of restricted share awards that will vest over a three year period. The annual restricted share unit award will be granted on or about October 1 of each year.

We also grant to directors, from time to time, stock options in accordance with the Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  During the year ended December 31, 2017, total compensation of $746,879 was paid to the independent directors which consisted of fee payments of $326,170, share based awards of $406,043 and option based awards of $14,666.

Compensation Committee

The Corporation has formed a compensation committee (the “Compensation Committee”) which consists of four outside, independent directors, Dr. Seizinger, Ms. Holtham and Ms. Brown, and Mr. Pisano, the Chair of the Board. Mr. Pisano is the Chair of the Compensation Committee. No member of the Compensation Committee has been an employee or officer of the Company or any of its affiliates.
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

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. In 2017, the Committee engaged Radford, An Aon Hewitt Company as a specialist consultant to assist with the benchmarking of officer compensation for 2018.

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
For 2017, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers. For 2018, similar guidelines are expected to be applied.

Annual Bonus, Option Grants and Share Award Grants

In 2017, the Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 40% of his base salary, the Chief Financial Officer and the Chief Medical Officer is eligible for a cash bonus of up to 35% of his base salary and the other senior officers are eligible for a cash bonus of up to 15 to 25% of their respective base salaries. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards.

For 2018, similar guidelines are expected to be applied except the cash bonus target for the Chief Executive Officer will increase to up to 50% of base salary and for the Chief Financial Officer and Chief Medical Officer the cash bonus target will increase to up to 40% of base salary. For the other senior officers the cash bonus target will increase to up to 30% of base salary.

Compensation Committee Mandate

1.	Policy Statement

It is the policy of Oncolytics Biotech Inc. (the "Corporation") to establish and maintain a Compensation Committee (the "Committee"), composed entirely of independent directors, to assist the Board of Directors of the Corporation (the "Board") in carrying out its responsibility for the Corporation’s human resources and compensation policies and processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board, including administrative support. If determined necessary by the Committee, it will have the discretion to investigate and conduct reviews of any human resource or compensation matter including the standing authority to retain experts and special counsel. In the event of a conflict of interest or potential conflict of interest involving one or more of the directors or members of management, the Committee may modify the procedures and requirements set out in this Mandate restrict communication and sharing of information to independent directors or otherwise take reasonable measures to manage the conflict of interest or potential conflict of interest.

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

(a)
The Committee shall meet a minimum of twice per year at such time and place as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a Member of the Committee, or the Chief Executive Officer of the Corporation (the "CEO").

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

(g)
Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the secretary of the meeting. Minutes of the meetings of the Committee shall be distributed to members of the Committee, to other members of the Board and, with the exception of “in camera” items, to the Chief Executive Officer and Chief Financial Officer. Notwithstanding the foregoing, distribution of minutes of meetings or parts thereof may be restricted to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

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

The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate. The Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

6.	External Advisors

If, in order to properly discharge its function, duties and responsibilities, it is necessary, in the opinion of the Committee that the Committee obtains the advice and counsel of external advisors, the Chair shall, at the request of the Committee, engage the necessary experts. The Committee shall keep the Board apprised of both the selection of experts and the expert’s findings through the Committee’s regular reports to the Board. The Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

7.	Date of Mandate

This Mandate was last reviewed, amended and approved by the Board on March 9, 2018.
Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), consisting of four independent directors pursuant to the Rule 5605(a)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act: Ms. Deborah Brown, Ms. Angela Holtham, Mr. Lievonen and Mr. Pisano, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Ms. Holtham is presently the Chair of the Audit Committee.  Each Audit Committee member is financially literate.

Audit Committee Mandate

1.	Policy Statement

It is the policy of Oncolytics Biotech Inc. (the "Corporation") to establish and maintain an Audit Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation’s internal controls, financial reporting and financial risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts. In the event of a conflict of interest or potential conflict of interest involving one or more of the directors or members of management, the Audit Committee may modify the procedures and requirements set out in this Mandate restrict communication and sharing of information to independent directors or otherwise take reasonable measures to manage the conflict of interest or potential conflict of interest.

2.Composition of the Committee

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

(f)
In the absence of the Chair of the Audit Committee, the Members of the Audit Committee shall choose one of the Members present to be Chair of the meeting. If the Board has appointed a Corporate Secretary, the Corporate Secretary shall act as the secretary of the meeting. If the Board has not appointed a Corporate Secretary, the Members of the Committee shall choose one of the persons present to be the secretary of the meeting or may have another person who is not a Member of the Committee present to record the minutes of the meeting.

(g)
A member of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall, at each meeting, meet with the external auditors independent of other individuals other than the Audit Committee; (ii) may exclude: (A) management, (B) directors who are not independent directors, or (C) any party that has a conflict of interest or potential conflict of interest, from part or all of a meeting of the Audit Committee if reasonably necessary for the Audit Committee to properly discharge its responsibilities; and (iii) may meet separately with management.

(h)	The Chief Executive Officer and the Chief Financial Officer shall each attend meetings of the Audit Committee when requested to do so by a Member of the Audit Committee.

(i)
Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the secretary of the meeting. Minutes of the meetings of the Audit Committee shall be distributed to Members of the Audit Committee, to other members of the Board and, with the exception of “in camera” items, to the Chief Executive Officer and Chief Financial Officer. Notwithstanding the foregoing, distribution of minutes of meetings or parts thereof may be restricted to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Audit Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

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

(iii)
engage independent counsel and other advisors as it determines necessary to carry out its duties. The Audit Committee shall keep the Board apprised of both the selection of experts and the expert’s findings through the Audit Committee’s regular reports to the Board. The Audit Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Audit Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary;

(iv)	communicate directly with the external auditors; and

(v)
set and pay the compensation for (A) any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Corporation, (b) any advisors employed by the Audit Committee, and (C) ordinary administrative expenses of the Audit Committee.

(c)
The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate. The Audit Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Audit Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

(d)	The Audit Committee shall:

(i)	review the audit plan with the Corporation’s external auditors and with management;

(ii)
review with the independent auditors the matters required to be discussed relating to the conduct of the audit, including (a) the proposed scope of their examination, with emphasis on accounting and financial areas where the Committee, the independent auditors or management believes special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for management; (c) their evaluation of the adequacy and effectiveness of the Company’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with management; (e) co-operation received from management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting the Company; and (g) any proposed changes in major accounting policies or principles proposed or contemplated by the independent auditors or management, the presentation and impact of material risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

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

(vi)
pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of affiliates of the Corporation subject to the over-riding principle that the external auditors are not permitted to be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the Securities and Exchange Commission as well as internal audit outsourcing services, financial information systems work and expert services. Notwithstanding, the foregoing the pre-approval of non-audit services may be delegated to a Member of the Audit Committee, with any decisions of the Member with the delegated authority reporting to the Audit Committee at the next scheduled meeting;

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

(f)	The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee.

(g)	The Audit Committee shall review the Corporation’s accounting and reporting of revenues, costs, liabilities and contingencies.

(h)	The Audit Committee shall establish and maintain procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation or concerns regarding questionable accounting or auditing matters.

(i)	The Audit Committee shall review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors.

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

The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate. The Audit Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Audit Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

6.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 9, 2018.

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2017	2016	2015
Research and development	12	12	12
Operating	11	9	9
Total	23	21	21

Geographic location	2017	2016	2015
Canada	14	14	15
United States of America	5	3	2
Other	4	4	4
Total	23	21	21

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 19, 2018.

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
Officers
Dr. Matthew C. Coffey	288,550	**	30,000	3.06	December 8, 2019
			115,000	6.72	December 14, 2020
			18,000	4.31	July 27, 2021
			125,000	3.89	December 14, 2021
			125,000	4.21	December 17, 2022
			240,000	1.74	December 11, 2023
			734,000	0.42	December 1, 2025
			400,000	0.28	January 16, 2027
			1,267,200	0.78	March 8, 2022
			3,054,200			1.96%

Kirk J. Look	38,700	**	10,000	3.06	December 8, 2019

			25,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			200,000	2.00	November 13, 2022
			40,000	4.21	December 17, 2022
			160,000	1.74	December 11, 2023
			464,000	0.42	December 1, 2025
			300,000	0.28	January 16, 2027
			567,200	0.78	March 8, 2022
			1,801,200			1.08%

Dr. Andres A. Gutierrez	—	**	150,000	0.26	November 10, 2026
			300,000	0.78	March 8, 2022
			450,000			**

Andrew de Guttadauro	—	**	125,000	0.52	July 3, 2027
			140,000	0.78	March 8, 2022
			265,000			**
Directors
Deborah Brown	—	**	50,000	0.57	November 7, 2027
			50,000			**

Angela Holtham	30,000	**	50,000	1.46	June 18, 2024
			50,000			**

Mark Lievonen	23,000	**	17,500	3.06	December 8, 2019
			30,000	6.72	December 14, 2020
			35,000	3.89	December 14, 2021
			35,000	4.21	December 17, 2022
			35,000	1.74	December 11, 2023
			152,500			**

Wayne Pisano	20,000	**	50,000	2.89	May 9, 2023
			30,000	1.74	December 11, 2023
			80,000			**

William Rice	—	**	50,000	0.80	June 8, 2025
			50,000			**

Bernd Seizinger	—	**	50,000	0.80	June 8, 2025
			50,000			**

TOTAL:	400,250		6,002,900
** Less than 1% ownership
Notes:

1)	Based on 142,325,222 common shares issued and outstanding on March 15, 2018.

2)	Options exercisable to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted shares outstanding of 170,544,856.

Restricted Share Units
The following table sets out the restricted share units held by our directors as of March 19, 2018.

	RSUs Granted	RSUs Vested	RSUs Unvested
Deborah Brown	37,729	—	37,729
Angela Holtham	313,498	—	313,498
Mark Lievonen	267,315	—	267,315
Wayne Pisano	438,311	—	438,311
William Rice	267,315	—	267,315
Bernd Seizinger	384,899	—	384,899
	1,709,067	—	1,709,067

The following table sets out the restricted share units held by our officers as of March 19, 2018.

	RSUs Granted	RSUs Vested	RSUs Unvested
Andrew de Guttadauro	60,000	—	60,000
	60,000	—	60,000

Performance Share Units
The following table sets out the performance share units held by our officers as of March 19, 2018.

	PSUs Granted	PSUs Vested	PSUs Unvested
Matthew Coffey	330,000	—	330,000
Kirk Look	210,000	—	210,000
Andres Gutierrez	300,000	—	300,000
	840,000	—	840,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 19, 2018, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Shares Held in the United States

The following table indicates, as of February 19, 2018, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with US addresses, the portion of the outstanding common shares held by US holders of record, and the percentage of common shares held by US holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
195	142,325,222	55	69,230,108	48.64%

Change of Control

As of March 19, 2018, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).

In November 2017, with the signing of a regional licensing agreement with upfront license fees, the Company triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement. As at December 31, 2017, US$178,125 was included in accounts payable and accrued liabilities. US$35,625 was paid in January 2018 and the balance will be paid after receipt of the contract receivable from Adlai (see Notes 10 and 12 in our audited consolidated financial statements included under Item 18).

Since the beginning of the fiscal year ended December 31, 2017 up to March 19, 2018, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX under the symbol ONC. As well, effective November 5, 2015, our Common Shares commenced quotations on the OTCQX International ("OTCQX") under the symbol ONCYF. Prior to November 5, 2015 our Common Shares traded on the NASDAQ Capital Market under the symbol ONCY. On November 5, 2015, our Common Shares were delisted from the NASDAQ. The last reported sales price of our common shares on March 15, 2018 on the TSX was Cdn$0.79 and on the OTCQX was US$0.62.  The following table sets forth the high and low per share sales prices for our common shares on the NASDAQ and TSX for the periods indicated. In relation to the OTCQX, the following quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.  The following table sets forth the range of high and low bid prices during the periods indicated on the OTCQX.

Common Shares
	OTCQX		NASDAQ		TSX
	High	Low	High	Low	High	Low
2013	N/A	N/A	4.93	1.45	4.94	1.54
2014	N/A	N/A	1.99	0.40	2.20	0.45
2015	0.37	0.24	1.16	0.29	1.44	0.35
2016	0.57	0.15	N/A	N/A	0.75	0.21
2017	0.82	0.20	N/A	N/A	1.10	0.26

2016
Quarter 1	0.43	0.25	N/A	N/A	0.56	0.36
Quarter 2	0.57	0.34	N/A	N/A	0.75	0.44
Quarter 3	0.37	0.25	N/A	N/A	0.49	0.34
Quarter 4	0.25	0.15	N/A	N/A	0.33	0.21

2017
Quarter 1	0.48	0.20	N/A	N/A	0.64	0.26
Quarter 2	0.82	0.33	N/A	N/A	1.10	0.44
Quarter 3	0.56	0.38	N/A	N/A	0.69	0.48
Quarter 4	0.60	0.43	N/A	N/A	0.77	0.54
September	0.56	0.41	N/A	N/A	0.69	0.51
October	0.54	0.43	N/A	N/A	0.64	0.54
November	0.60	0.44	N/A	N/A	0.77	0.56
December	0.60	0.52	N/A	N/A	0.77	0.67

2018
January	0.85	0.56	N/A	N/A	1.06	0.70
February	0.61	0.48	N/A	N/A	0.80	0.60
March (1 – 15)	0.64	0.59	N/A	N/A	0.83	0.75

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

Annual and Special Meetings of Shareholders

Under the Act and our By-laws, we are required to mail a Notice of Meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the US. Subject to certain provisions of the By-laws, a quorum of two or more shareholders in person or represented by proxy holding or representing by proxy not less than five (5%) percent of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders.  Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

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

We have employment contracts with each of our officers as summarized in Item 6B. Other than these employment contracts and the Licensing Agreement described below, we have not entered into any other contract other than in the ordinary course of business over the last two years.

On November 16, 2017, the Company announced that it had, through its subsidiary, Oncolytics Biotech (Barbados) Inc., entered into a license, development, supply and distribution agreement (the “Licensing Agreement”) with Adlai Nortye Biopharma Co., Ltd. (“Adlai”), a biopharmaceutical company focused on discovering and developing new treatments for cancer and metabolic diseases.

Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to REOLYSIN in China, Hong Kong, Macau, Singapore, South Korea and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, Oncolytics is entitled to receive an upfront payment of approximately US$5.3 million; payment of US$7.9 million upon certain regulatory milestones being achieved; and payment of up to US$65.4 million upon certain clinical, regulatory and commercialization milestones being achieved.Oncolytics is also eligible to receive royalty payments in excess of 10% associated with the commercialization of REOLYSIN for all indications, subject to regulatory approval.

Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory and commercialization activities respecting REOLYSIN in the Territories. Oncolytics will maintain exclusive rights to REOLYSIN outside of the Territories and will be responsible for all development activities respecting REOLYSIN outside of the Territories.
In conjunction with the entering into of the Licensing Agreement, the Company and Adlai also entered into a warrant agreement pursuant to which the Company issued to Adlai:

(a)
a common share purchase warrant (the “First Warrant”) entitling Adlai to purchase, for a period of 12 months from the date of the Warrant Agreement, up to US$2 million of common shares (“Common Shares”) of the Company, at a price equal to 120% of the five-day weighted average price of the Common Shares on the Toronto Stock Exchange (the “Principal Market”, unless the Common Shares begin trading on the NASDAQ Capital Market, in which case the Principal Market shall mean the NASDAQ Capital Market as of the date such trading commences) immediately preceding the exercise date; and

(b)
a Common Share purchase warrant (the “Second Warrant”) entitling Adlai to purchase, for a period of 36 months from the date of the Warrant Agreement, up to US$6 million of Common Shares, at a price equal to 120% of the five-day weighted average price of the Common Shares on the Principal immediately preceding the exercise date.

Under the terms of the Warrant Agreement, the Company has the right to require the exercise by Adlai, within five business days of receipt of notice thereof, of:

(a)
the First Warrant, upon the later of: (i) six months after the effective date of the Licensing Agreement; and (ii) the date of the enrollment of the first patient in the Global mBC Study (as such term is defined in the Licensing Agreement); and

(b) the Second Warrant, upon the date of the enrollment of the fiftieth (50th) patient in the Global mBC Study.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company or (i) a person required to accelerate the recognition of an item of income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.
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
Passive Foreign Investment Company Rules
PFIC Status of the Company
If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for its current tax year and subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.
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
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.
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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2017, the Company’s internal control over financial reporting was effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firms

In accordance with Securities and Exchange Commission’s rules regarding non-accelerated filers, this Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding the Company's internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of the Audit Committee members, Angela Holtham, Wayne Pisano, Mark Lievonen and Deborah Brown, is a financial expert and each is independent pursuant to the Rule 5605(d)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

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

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2017. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2017.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2017, 2016, and 2015, Ernst & Young LLP received the following fees:

	2017	2016	2015
Item	$	$	$
Audit fees	104,555	163,910	291,509
Audit-related fees (1),(3)	144,327	152,145	105,017
Tax fees (2)	19,037	40,843	23,861
All other fees	—	—	—

Notes:

1)	Includes review of interim financial statements, accounting consultations and subscription to on-line accounting services.

2)	Comprised of tax return preparation, scientific research and development return and other tax consultation fees.

3)	Includes fees associated with matters relating to the provision of a consent letter for various filings.

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

None

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None

ITEM 16G. CORPORATE GOVERNANCE

None

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-26.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Material Contracts
4.1(b)*	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2(c)*	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3(c)*	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4(c)*	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5(c)*	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6(c)*	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7(c)*	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8(c)*	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9(c)*	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10(c)*	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11(c)*	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12(c)*	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13(c)*	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14(c)*	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15(d)*	Executive Employment Agreement, dated January 26, 2009, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16(d)*	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17(e)*	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.18(f)*	Employment Agreement, dated January 1, 2011 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.19(f)*	Executive Employment Agreement, dated November 10, 2011 between the Company and its Senior Vice President of Clinical Development and Chief Medical Officer, Gerard T. Kennealey.
4.20(g)*	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Operating Officer, Matthew Coffey
4.21(g)*	Executive Employment Agreement, dated September 27, 2012, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.22(g)*	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Financial Officer, Kirk Look
4.23(g)*	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Executive Officer, Bradley Thompson
4.24(h)*	Amending Agreement, dated March 12, 2014, between the Company and its Chief Executive Officer, Bradley Thompson
4.25(h)*	Amending Agreement, dated March 12, 2014, between the Company and its Chief Financial Officer, Kirk Look
4.26(h)*	Amending Agreement, dated March 12, 2014, between the Company and its Chief Operating Officer, Matthew Coffey
4.27(i)*	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.28(i)*	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.29(i)*	Amending Agreement, dated March 12, 2015, between the Company and its Chief Executive Officer, Bradley Thompson
4.30(i)*	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.31(i)*	Amending Agreement, dated March 12, 2015, between the Company and its Chief Financial Officer, Kirk Look
4.32(i)*	Amending Agreement, dated March 12, 2015, between the Company and its Chief Operating Officer, Matthew Coffey
4.33(j)*	Amending Agreement, dated March 8, 2016, between the Company and its Chief Executive Officer, Bradley Thompson
4.34(j)*	Amending Agreement, dated March 8, 2016, between the Company and its Chief Financial Officer, Kirk Look
4.35(j)*	Amending Agreement, dated March 8, 2016, between the Company and its Chief Operating Officer, Matthew Coffey
4.36(j)*	Amending Agreement, dated November 10, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.37(j)*	Amending Agreement, dated March 8, 2016, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.38(j)*	Amending Agreement, dated March 8, 2016, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.39(k)*	Executive Employment Agreement, dated October 27, 2016, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Andres Gutierrez.
4.40(k)*	Amending Agreement, dated February 23, 2017, between the Company and its Chief Executive Officer, Matthew Coffey.
4.41(k)*	Amending Agreement, dated February 23, 2017, between the Company and its Chief Financial Officer, Kirk Look.
4.42(k)*	Settlement Agreement and Release, dated December 5, 2016 between the Company and its former Chief Executive Officer, Brad Thompson.
4.43*	Employment Agreement, dated June 29, 2017 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.44#	License, development, supply and distribution agreement with Adlai Nortye Biopharma Co., Ltd dated November 14, 2017
4.45*	Amending Agreement, dated March 8, 2018, between the Company and its Chief Executive Officer, Matthew Coffey.
4.46*	Amending Agreement, dated March 8, 2018, between the Company and its Chief Financial Officer, Kirk Look.
4.47*	Amending Agreement, dated March 8, 2018 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.48*	Amending Agreement, dated March 8, 2018, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Andres Gutierrez.

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2017
15.2	Consent of Ernst & Young LLP
101.1	Interactive Data Files (XBRL-Related Documents)

* - Denotes management contract or agreement
# - Certain portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the SEC on March 19, 2018

(a) Previously filed with the SEC on Form 20-F dated June 14, 2002.
(b) Previously filed with the SEC on Form 20-F dated June 27, 2003.
(c) Previously filed with the SEC on Form 20-F dated May 23, 2008.
(d) Previously filed with the SEC on Form 20-F dated March 6, 2009.
(e) Previously filed with the SEC on Form 20-F dated March 24, 2011.
(f) Previously filed with the SEC on Form 20-F dated March 23, 2012.
(g) Previously filed with the SEC on Form 20-F dated March 22, 2013.
(h) Previously filed with the SEC on Form 20-F dated March 19, 2014.
(i) Previously filed with the SEC on Form 20-F dated March 20, 2015.
(j) Previously filed with the SEC on Form 20-F dated March 24, 2016.
(k) Previously filed with the SEC on Form 20-F dated March 28, 2017.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 19, 2018

ONCOLYTICS BIOTECH INC.

/s/ Matthew Coffey	/s/ Kirk Look
Matthew Coffey, Ph.D	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2017 and 2016

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of Oncolytics Biotech Inc.

Opinion on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc. [the “Company”], which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information [collectively referred to as the “consolidated financial statements”].
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion
Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.
An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.
An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.
We have served as the Company’s auditor since 1999.

Calgary, Canada
March 8, 2018

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2017 $	2016 $
Assets
Current assets
Cash and cash equivalents	5	11,836,119	12,034,282
Short-term investments	5	—	2,088,800
Contract receivable	10	4,767,100	—
Other receivables		37,726	54,406
Prepaid expenses		1,176,063	260,841
Total current assets		17,817,008	14,438,329
Non-current assets
Property and equipment	6	333,441	319,955
Total non-current assets		333,441	319,955

Total assets		18,150,449	14,758,284
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		3,684,023	4,068,664
Contract liability	10	1,545,645	—
Total current liabilities		5,229,668	4,068,664
Non-current liabilities
Contract liability	10	4,636,935	—
Total non-current liabilities		4,636,935	—

Total liabilities		9,866,603	4,068,664
Commitments and contingencies	11, 12 and 17
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2017 – 141,805,722 December 31, 2016 – 121,258,222	7	271,710,138	262,321,825
Warrants	7	3,617,900	—
Contributed surplus	8	27,028,238	26,643,044
Accumulated other comprehensive income		373,730	554,060
Accumulated deficit		(294,446,160)	(278,829,309)
Total shareholders’ equity		8,283,846	10,689,620
Total liabilities and equity		18,150,449	14,758,284
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2017 $	2016 $	2015 $

Expenses
Research and development	8, 19, 20	9,392,623	9,770,007	8,601,864
Operating	8, 19, 20	6,212,831	5,524,500	5,315,837
Loss before the following		(15,605,454)	(15,294,507)	(13,917,701)
Interest		130,101	163,902	197,859
Loss before income taxes		(15,475,353)	(15,130,605)	(13,719,842)
Income tax expense	13	(141,498)	(9,374)	(3,153)
Net loss		(15,616,851)	(15,139,979)	(13,722,995)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment		(180,330)	(206,918)	480,935
Net comprehensive loss		(15,797,181)	(15,346,897)	(13,242,060)
Basic and diluted loss per common share	9	(0.12)	(0.13)	(0.12)
Weighted average number of shares (basic and diluted)		132,395,752	119,880,200	112,613,845
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2014		237,657,056	—	25,848,429	280,043	(249,966,335)	13,819,193

Net loss and other comprehensive income		—	—	—	480,935	(13,722,995)	(13,242,060)
Issued pursuant to Share Purchase Agreement	7	4,371,687	—	—	—	—	4,371,687
Issued pursuant to "At the Market" Agreement	7	20,049,693	—	—	—	—	20,049,693
Share based compensation	8	—	—	429,537	—	—	429,537
Share issue costs	7	(753,744)	—	—	—	—	(753,744)
As at December 31, 2015		261,324,692	—	26,277,966	760,978	(263,689,330)	24,674,306

Net loss and other comprehensive loss		—	—	—	(206,918)	(15,139,979)	(15,346,897)
Issued pursuant to incentive share award plan	8	41,000	—	(41,000)	—	—	—
Issue pursuant to "At the Market" Agreement	7	1,456,296	—	—	—	—	1,456,296
Share based compensation	8	—	—	406,078	—	—	406,078
Share issue costs	7	(500,163)	—	—	—	—	(500,163)
As at December 31, 2016		262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620

Net loss and other comprehensive loss		—	—	—	(180,330)	(15,616,851)	(15,797,181)
Issued pursuant to stock option plan	8	536,949	—	(193,509)	—	—	343,440
Issued pursuant to "At the Market" Agreement	7	2,348,821	—	—	—	—	2,348,821
Issued pursuant to public offering	7	7,893,600	3,617,900	—	—	—	11,511,500
Share based compensation	8	—	—	578,703	—	—	578,703
Share issue costs	7	(1,391,057)	—	—	—	—	(1,391,057)
As at December 31, 2017		271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2017 $	2016 $	2015 $

Operating Activities
Net loss for the year		(15,616,851)	(15,139,979)	(13,722,995)
Amortization - property and equipment		90,768	162,233	180,411
Share based compensation	8, 19, 20	578,703	406,078	429,537
Unrealized foreign exchange gain	19	(124,793)	(139,810)	(816,319)
Net change in non-cash working capital	16	180,855	2,233,865	(1,105,464)
Cash used in operating activities		(14,891,318)	(12,477,613)	(15,034,830)
Investing Activities
Acquisition of property and equipment	6	(105,765)	(23,527)	(108,268)
Redemption (purchase) of short-term investments	5	2,088,800	(27,823)	(29,292)
Cash provided by (used in) investing activities		1,983,035	(51,350)	(137,560)
Financing Activities
Proceeds from Share Purchase Agreement	7	—	—	4,305,396
Proceeds from "At the Market" equity distribution agreement	7	2,103,166	956,133	19,362,240
Proceeds from public offering	7	10,366,098	—	—
Proceeds from exercise of stock options	8	343,440	—	—
Cash provided by financing activities		12,812,704	956,133	23,667,636
(Decrease) increase in cash		(95,579)	(11,572,830)	8,495,246
Cash and cash equivalents, beginning of year		12,034,282	24,016,275	14,152,825
Impact of foreign exchange on cash and cash equivalents		(102,584)	(409,163)	1,368,204
Cash and cash equivalents, end of year		11,836,119	12,034,282	24,016,275
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2017, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 8, 2018. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, REOLYSIN®, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to existing cytotoxic or cytostatic therapies. Our clinical development program for REOLYSIN emphasizes three programs: chemotherapy combinations to trigger selective tumor lysis; immune modulator (IMiD) combinations to facilitate innate immune responses; and immuno-therapy combinations to produce adaptive immune responses.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Financial instruments
Financial assets
Financial assets are comprised of cash and cash equivalents, contract receivable, other receivables and short-term investments. Financial assets are initially recorded at fair market value and are classified as follows:

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank and have been designated as held for trading.

Contract receivable and other receivables
Contract receivable and other receivables have been classified as loans and receivables.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

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
We use the treasury stock method to calculate diluted loss per common share. Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive. The number of additional common shares is calculated by assuming that any outstanding “in the money” options, restricted share units, performance share units and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
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
Research and development costs
Research costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our clinical trial activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. We generally accrue costs associated with the treatment phase of clinical trials based on the total estimated cost of the treatment phase on a per patient basis and we expense the per patient cost ratably over the estimated patient treatment period based on patient enrollment in the trials. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.
Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with a regional licensing agreement (the "Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). The pricing for the contract was based on the specific negotiations with Adlai and includes non-refundable upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.
We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.
Under the Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property, and therefore recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress towards completion of the performance obligation using the input method. Under the input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
The contract also provides for development and regulatory milestone payments, royalties and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and therefore give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.
The upfront license fee is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.
Revenue from sales-based royalties and the achievement of annual sales volumes will be recognized when the subsequent sale occurs, as the license of the intellectual property is the predominant item to which the royalty relates. We consider payments associated with the achievement of annual sales volumes to be, in substance, royalty payments and we will recognize such sales-based payments upon achievement of such sales volumes, provided that collection is reasonably assured.
Contract receivable - Contract receivable includes amounts billed and currently due from customers. When appropriate, we provide for an allowance for doubtful accounts by reserving for specifically identified doubtful accounts. We perform a review of our customer’s credit risk and payment histories, including payments made subsequent to year-end.
Contract liability - Our contract liability includes upfront license fees and billings in excess of revenue recognized. Contract liabilities are recognized as revenue as or when we perform under the contract. We classify our contract liability as current or noncurrent based on the timing of when we expect to recognize revenue.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

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
Incentive share award plan
Our incentive share award plan (the "Share Plan") is available to directors, officers and employees. Under our Share Plan, performance share units and restricted share units may be approved from time to time by the Board. Performance share units ("PSUs") are an award to certain officers and employees to which common shares shall be issued based upon achieving the applicable performance criteria. Restricted share units ("RSUs") are an award to certain officers and employees and to non-employee directors to which common shares shall be issued in accordance with the Share Plan.

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
Adoption of New Accounting Standards

IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard will replace IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised, and also contains new requirements related to presentation. The core principle in that framework is that revenue should be recognised dependent on the transfer of promised goods or services to the customer for an amount that reflects the consideration which should be received in exchange for those goods or services. The objective of the standard is to provide a five-step approach to revenue recognition that includes identifying contracts with customers, identifying performance obligations, determining transaction prices, allocating transaction prices to performance obligations, and recognising revenue when or as performance obligations are satisfied. Judgment will need to be applied, including making estimates and assumptions, for multiple-element contracts in identifying performance obligations, in constraining estimates of variable consideration and in allocating the transaction price to each performance obligation. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We early adopted this standard effective for our year ended December 31, 2017 using the full retrospective method. There were no adjustments to our consolidated financial statements resulting from this early adoption.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

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

The new requirements for impairment of financial assets introduce an expected loss impairment model that requires more timely recognition of expected credit losses. IAS 39 impairment requirements are based on an incurred loss model where credit losses are not recognized until there is evidence of a trigger event. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. We are assessing the impact of adopting this standard on our consolidated financial statements.

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

Revenue recognition
We entered into an Agreement which provides, among other payments, for upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress towards completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

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

Note 5: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $9,204,919 (December 31, 2016 – $10,679,992).  The current annual interest rate earned on these deposits is 1.38% (December 31, 2016 – 0.96%).

Short-Term Investments
Short-term investments consisted of guaranteed investment certificates which are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments were to invest our excess cash resources in investment vehicles that provided a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intended to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2017
Short-term investments	—	—	—	—	—	—%
December 31, 2016
Short-term investments	2,088,800	2,088,800	—	2,088,800	2,088,800	1.41%

Fair value is determined by using published market prices provided by our investment advisor.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2015	197,870	685,277	214,085	87,964	465,865	1,651,061
Additions, net of foreign exchange impact	—	20,098	—	1,502	770	22,370
As at December 31, 2016	197,870	705,375	214,085	89,466	466,635	1,673,431
Additions, net of foreign exchange impact	—	24,778	11,811	—	67,665	104,254
Disposals	—	(48,168)	—	—	—	(48,168)
As at December 31, 2017	197,870	681,985	225,896	89,466	534,300	1,729,517

Amortization
As at December 31, 2015	133,477	505,245	127,383	58,759	366,379	1,191,243
Amortization for the year	11,492	48,929	10,241	5,408	86,163	162,233
As at December 31, 2016	144,969	554,174	137,624	64,167	452,542	1,353,476
Amortization for the year	9,365	43,558	9,710	4,620	23,515	90,768
Disposals	—	(48,168)	—	—	—	(48,168)
As at December 31, 2017	154,334	549,564	147,334	68,787	476,057	1,396,076

Net book value
As at December 31, 2017	43,536	132,421	78,562	20,679	58,243	333,441
As at December 31, 2016	52,901	151,201	76,461	25,299	14,093	319,955

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 7: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2014	93,512,494	237,657,056	—	—
Issued pursuant to Share Purchase Agreement(a)	5,778,674	4,371,687	—	—
Issued pursuant to "At the Market" sales agreement(b)	18,860,454	20,049,693	—	—
Share issue costs	—	(753,744)	—	—
Balance, December 31, 2015	118,151,622	261,324,692	—	—
Issued pursuant to incentive share award plan	100,000	41,000	—	—
Issued pursuant to "At the Market" equity distribution agreement(c)	3,006,600	1,456,296	—	—
Share issue costs	—	(500,163)	—	—
Balance, December 31, 2016	121,258,222	262,321,825	—	—
Issued pursuant to stock option plan	801,000	536,949	—	—
Issued pursuant to "At the Market" equity distribution agreement(c)	3,301,500	2,348,821	—	—
Issued pursuant to public offering(d)	16,445,000	7,893,600	16,445,000	3,617,900
Share issue costs	—	(1,391,057)	—	—
Balance, December 31, 2017	141,805,722	271,710,138	16,445,000	3,617,900

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

In 2015, under the terms of the amended Share Purchase Agreement, we issued 5,778,674 common shares for net proceeds of approximately US$3.5 million. As part of the shares issued, we issued 78,674 commitment shares. The commitment shares have been valued at fair value of US$50,024 and have been recorded as additional share issue costs. On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we were unable to sell common shares under the Share Purchase Agreement.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

(b)
On October 24, 2014, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent. Under the terms of the distribution agreement, we were able to, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Canaccord Genuity Inc. directly to investors in the US through our NASDAQ listing. We were able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2015, we issued 18,860,454 common shares for net proceeds of approximately US$15.5 million. On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we were unable to sell common shares under our existing ATM.

(c)
On February 25, 2016, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of up to $4.6 million which allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2017, we sold 3,301,500 (2016 - 3,006,600) common shares for gross proceeds of $2,348,821 (2016 - $1,456,296). We incurred share issue costs of $245,655 (2016 - $500,163).

(d)
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one common share (ascribed value of $0.48) and one common share purchase warrant (ascribed value of $0.22). The ascribed value was determined using the relative fair value method. The ascribed value of the common share purchase warrants was determined using the Black Scholes option pricing model. Each common share purchase warrant entitles the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of $0.95. The common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $2.50 for 15 consecutive trading dates. We incurred share issue costs of $1,145,402.

Warrants

The following table summarizes the assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants issued:

2017
Risk-free interest rate	0.70%
Expected hold period to exercise	2.0 years
Volatility in the price of the Company's shares	89.30%
Dividend yield	Nil

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the warrants. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the warrants represents the estimated length of time the warrants are expected to remain outstanding.

The following table summarizes our outstanding warrants at December 31, 2017:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Outstanding, End of the Year	Weighted Average Remaining Contractual Life (years)
$0.95	—	16,445,000	16,445,000	4.42

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 8: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2017		2016		2015
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	8,674,227	1.83	8,561,394	2.17	5,446,394	3.19
Granted during the year	405,000	0.48	1,572,000	0.28	3,280,000	0.43
Forfeited during the year	(2,012,660)	3.45	(737,500)	0.65	(100,000)	1.69
Expired during the year	(116,900)	2.22	(721,667)	3.61	(65,000)	1.49
Exercised during the year	(801,000)	0.43	—	—	—	—
Outstanding, end of the year	6,148,667	1.39	8,674,227	1.83	8,561,394	2.17
Options exercisable, end of the year	5,453,501	1.51	6,729,643	2.27	6,476,394	2.73
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2017:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.26 - $0.42	3,437,000	8.46	0.35	2,921,834	0.35
$0.51 - $0.80	538,000	8.22	0.64	358,000	0.70
$1.45 - $2.00	1,002,667	5.62	1.77	1,002,667	1.77
$2.13 - $3.89	545,500	3.74	3.42	545,500	3.42
$4.01 - $6.72	625,500	3.94	5.34	625,500	5.34
	6,148,667	7.09	1.39	5,453,501	1.51
Non-exercisable options vest either annually over periods ranging from one to three years or upon satisfaction of certain performance criteria.
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

	2017	2016	2015
Risk-free interest rate	1.18%	0.82%	0.63%
Expected hold period to exercise	3.0 years	3.0 years	3.0 years
Volatility in the price of the Company's shares	90.73%	94.84%	90%
Rate of forfeiture	3.67%	3.67%	3.67%
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.28	$0.17	$0.24

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
Restricted Share Units
We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at December 31:

	2017	2016	2015
Outstanding, beginning of the year	1,322,829	368,831	—
Granted during the year	486,238	1,053,998	368,831
Forfeited during the year	—	—	—
Vested during the year	—	(100,000)	—
Outstanding, end of the year	1,809,067	1,322,829	368,831
(1)The weighted average fair value of the RSUs granted was $0.63 in 2017 (2016 - $0.31).
Performance Share Units
We have also issued performance share units ("PSUs") to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSUs are outstanding at December 31:

	2017	2016	2015
Outstanding, beginning of the year	840,000	—	—
Granted during the year	60,000	1,500,000	—
Forfeited during the year	—	(660,000)	—
Outstanding, end of the year	900,000	840,000	—
(1)     The weighted average fair value of the PSUs granted was $0.35 in 2017 (2016 - $0.36).
We have reserved 14,180,572 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs for the year ended December 31, 2017 was $578,703 (2016 - $406,078; 2015 - $429,537).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 9: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2017 of 132,395,752 (2016 - 119,880,200; 2015 - 112,613,845). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Contract liability and receivable

Regional licensing agreement
We entered into a regional licensing agreement (the "Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Agreement, Adlai will have exclusive development and commercialization rights to REOLYSIN in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Warrant purchase agreement
We also entered into a warrant purchase agreement with Adlai. Under the terms of the warrant purchase agreement, we are entitled to receive two milestone payments totaling US$8 million made of of two common share purchase warrants:

•
One common share purchase warrant of US$2 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant when the first patient is enrolled in the phase 3 metastatic breast cancer study or six months after execution of the Agreement, whichever is later.

•
One common share purchase warrant of US$6 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant upon the enrollment of the 50th patient in the phase 3 metastatic breast cancer study.

Contract liability
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2017	2016
Balance, beginning of the year	—	—
Regional licensing agreement	6,182,580	—
Revenue recognized in the year	—	—
Balance, end of the year	6,182,580	—

Contract liability - current	1,545,645	—
Contract liability - non-current	4,636,935	—
	6,182,580	—

Contract receivable
Our contract receivable due from Adlai at December 31, 2017 is $4,767,100.

Note 11: Commitments

We are committed to payments totaling $5,980,454 during 2018 for activities related to our clinical trial, manufacturing and collaboration programs.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

Amount $
2018	285,987
2019	251,743
2020	159,990
2021	43,130
740,850

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

Note 12: Contingencies

Assumption Agreement
In 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2017, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN.  If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 10.75% (2016 - 11.75%) of the royalty payments and other payments received.  Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.15% (2016 - 2.35%) of Net Sales received for such products.

BRI “Work in Kind” Contribution
We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2017, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 13: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2017	2016	2015
Loss before income taxes	(15,475,353)	(15,130,605)	(13,719,842)
Statutory Canadian corporate tax rate	27.00%	27.00%	26.00%
Anticipated tax recovery	(4,178,345)	(4,085,263)	(3,567,159)
Foreign jurisdiction tax rate difference	2,899,190	2,184,796	2,659,145
Employee stock based compensation	156,250	109,641	111,680
Change in tax rate	—	—	(1,336,941)
Adjustment to opening tax pools	162,162	(39,569)	(1,339,467)
Other permanent differences	53,039	100,525	23,620
Change in deferred tax benefits deemed not probable to be recovered	1,051,725	1,739,557	3,455,622
Current income taxes	144,021	9,687	6,500
Adjustment in respect to prior periods	(2,523)	(313)	(3,347)
Net current tax expense	141,498	9,374	3,153

As at December 31, 2017, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,472,000
2035	3,125,000
2036	6,430,000
2037	4,846,000
57,308,000

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

As at December 31, 2017, we have the following non-refundable federal investment tax credits for income tax purposes in Canada:

Expiry	$
2020	189,000
2021	471,000
2022	465,000
2023	361,000
2024	228,000
2025	271,000
2026	520,000
2027	596,000
2028	622,000
2029	173,000
2030	91,000
2031	114,000
2032	381,000
2033	487,000
2034	270,000
2035	183,000
2036	41,000
2037	600
5,463,600

As well, we have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $27,400,000.  We have not recorded the potential benefits of these tax pools in these consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2017 $	2016 $	2015 $
Net operating losses carried forward	19,160,218	17,821,631	15,950,044
Scientific research and experimental development	7,406,099	7,394,707	7,278,284
Investment tax credits	3,988,325	3,990,664	3,987,214
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,927,640	1,908,654	1,839,107
Share issue costs	493,343	432,659	619,066
Net capital losses carried forward	7,598	7,598	7,598
Unrecognized deferred tax asset	32,983,223	31,555,913	29,681,313

Note 14: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2017 $	2016 $
Cash and cash equivalents	11,836,119	12,034,282
Short-term investments	—	2,088,800
Shareholders’ equity	8,283,846	10,689,620

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

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

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2017.

Note 15: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, contract receivable, other receivables and accounts payable.  As at December 31, 2017, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents, short-term investments and contract receivable in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents, short-term investments and contract receivable.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. As at December 31, 2016, 100% of our short-term investments were in guaranteed investment certificates.
We mitigate our exposure to credit risk connected to our contract receivable by performing a review of our customer's credit risk and payment histories, including payments made subsequent to year-end.

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

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2017 by approximately $5,056.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2017 by approximately $21,492. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2017 by approximately $11,736.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2017 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	1,948,573	21,755	19,372
Contract receivable	3,800,000	—	—
Accounts payable	(777,271)	(13,949)	(1,100)
	4,971,302	7,806	18,272

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 14. Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 16: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2017 $	2016 $	2015 $
Change in:
Contract receivable	(4,767,100)	—	—
Other receivables	16,680	285,653	(148,308)
Prepaid expenses	(915,222)	245,828	(215,116)
Accounts payable and accrued liabilities	(384,641)	1,359,172	(664,505)
Contract liability	6,182,580	—	—
Non-cash impact of foreign exchange	48,558	343,212	(77,535)
Change in non-cash working capital related to operating activities	180,855	2,233,865	(1,105,464)

Other Cash Flow Disclosures

	2017 $	2016 $	2015 $
Cash interest received	130,101	163,902	197,859
Cash taxes paid	136,163	4,468	3,421

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
December 31, 2017

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

	2017 $	2016 $	2015 $
Included in research and development expenses:
Realized foreign exchange (gain) loss	(120,794)	104,851	238,709
Unrealized non-cash foreign exchange loss (gain)	55,538	67,109	(816,319)
Non-cash share based compensation	230,141	233,919	257,016

Included in operating expenses
Amortization of property and equipment	90,768	162,233	180,411
Non-cash share based compensation	348,562	172,159	172,521
Office minimum lease payments	231,509	148,600	196,601

Note 20: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2017 $	2016 $	2015 $
Short-term employee compensation and benefits	2,596,082	2,753,553	2,941,342
Termination benefits	779,666	1,330,828	—
Share-based payments	459,298	372,008	353,419
	3,835,046	4,456,389	3,294,761

Assumption Agreement
In November 2017, with the signing of a regional licensing agreement with upfront license fees (see Note 10), the Company triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement (see Note 12). As at December 31, 2017, US$178,125 was included in accounts payable and accrued liabilities. US$35,625 was paid in January 2018 and the balance will be paid after receipt of the contract receivable from Adlai.