Form 20-F
period 2018-12-31
ONCOLYTICS BIOTECH INC
filed 2019-03-15
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2018

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 001-38512
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 17,399,749 common shares as at December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒
No ☐

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our products, including pelareorep, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to being subject to government manufacturing and testing regulations;

•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential products liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to our dependence on third party relationships for research and clinical trials;

•	risks related to our license, development, supply and distribution agreement (the “Licensing Agreement”) with Adlai Nortye Biopharma Co. Ltd. (“Adlai”);

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to other third-party arrangements;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	risks related to our status as a foreign private issuer;

•	risk related to possible “passive foreign investment company” status;

•	risks related to fluctuations in interest rates;

•	risks related to information technology systems; and

•	risks related to our common shares.

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

	Canadian Dollars Per One US Dollar
	2018	2017	2016	2015	2014
Average for the period	1.2957	1.2986	1.3248	1.2787	1.1045

For the Month of
	February 2019	January 2019	December 2018	November 2018	October 2018	September 2018
High for the period	1.3298	1.3600	1.3642	1.3302	1.3142	1.3188
Low for the period	1.3095	1.3144	1.3191	1.3088	1.2803	1.2905

Exchange rates are based on the Bank of Canada average daily exchange rates (prior to April 2017, rates were based on the Bank of Canada nominal noon exchange rates). The average daily exchange rate on March 12, 2019 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.3378.  Unless otherwise indicated, in this annual report on Form 20-F, all references herein are to Canadian Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below for the five years ended December 31, 2018 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5. For exchange rate data please see the section heading “Currency and Exchange Rates” above.

	2018	2017	2016	2015	2014
	$	$	$	$	$
Revenues	—	—	—	—	—
Net loss(2)	(17,037,225)	(15,616,851)	(15,139,979)	(13,722,995)	(18,619,335)
Net comprehensive loss	(16,803,451)	(15,797,181)	(15,346,897)	(13,242,060)	(18,418,990)
Basic and diluted loss per share(1)(3)	(1.06)	(1.12)	(1.20)	(1.16)	(2.01)
Total assets(3)	14,865,253	18,150,449	14,758,284	27,383,798	17,193,190
Shareholders’ equity(1)(3)	6,195,363	8,283,846	10,689,620	24,674,306	13,819,193
Cash dividends declared per share(4)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding(1)	16,016,366	13,936,387	12,618,942	11,854,047	9,249,372
Notes:

1)
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Common shares, stock options, restricted share units and performance share units for all periods were similarly adjusted retroactively by the consolidation ratio.

2)	Included in net loss and net loss per share for the year ended December 31, 2018 are share based payment expenses of $1,415,833 (2017 - $578,703; 2016 - $406,078; 2015 - $429,537; 2014 - $980,325).

3)
The calculation of basic and diluted loss per common share for all periods have been adjusted retroactively for the Share Consolidation. We issued 2,472,909 common shares for net cash proceeds of $13,299,136 in 2018 (2017 - 20,547,500 pre-consolidation common shares (approximately 2,162,894 post-consolidation common shares) for net cash proceeds of $12,812,704; 2016 - 3,106,600 pre-consolidation common share (approximately 327,010 post-consolidation) common shares for net cash proceeds of $956,133; 2015 - 24,639,128 pre-consolidation common shares (approximately 2,593,591 post-consolidation common shares) for net cash proceeds of $23,667,654; 2014 - 8,708,676 pre-consolidation common shares (approximately 916,702 post-consolidation common shares) for net cash proceeds of $9,044,492).

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

Research and Development Risks

All of our potential products, including pelareorep, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, pelareorep, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early stage human clinical trials, whether pelareorep will prove to be safe and effective in humans. pelareorep will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market pelareorep commercially. There can be no assurance that the research and development programs we conduct will result in pelareorep or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favourable results. If we are unable to establish that pelareorep is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

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

Any failure or delay in clinical trials for our products, including pelareorep, may cause us to incur additional costs or delay or prevent the commercialization of our products and could severely harm our business.

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

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2018, we had an accumulated deficit of $311.5 million and we incurred net losses of $17.0 million, $15.6 million and $15.1 million for the years ended December 31, 2018, 2017, and 2016, respectively. We anticipate that we will continue to incur significant losses during 2019 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may not be able to obtain third-party reimbursement for the cost of our product.

Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the US healthcare industry and elsewhere is cost containment. Government authorities and these third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Uncertainty exists regarding the reimbursement status of newly-approved pharmaceutical products and reimbursement may not be available for pelareorep.  Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If pelareorep does not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, our sales and profitability would be adversely affected.

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

As of December 31, 2018, we had cash and cash equivalents of $13.7 million. Working capital was approximately $11.6 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

From time to time, we may be named as a defendant in various legal actions or other proceedings, including class action lawsuits. Certain of these actions include and future actual or threatened legal actions may include, claims for substantial and indeterminate amounts of damages, or may result in other results adverse to us. Management does not currently know of any pending, material legal proceedings against the Company, but such legal action could be brought in the future.

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

To date, we have relied upon a contract manufacturer to manufacture small quantities of pelareorep. The manufacturer may encounter difficulties in scaling up production, including production yields, quality control and quality assurance. Only a limited number of manufacturers can supply therapeutic viruses and failure by the manufacturer to deliver the required quantities of pelareorep on a timely basis at a commercially reasonable price may have a material adverse effect on us. We have completed a program for the development of a commercial process for manufacturing pelareorep and have filed a number of patent applications related to the process. There can be no assurance that we will successfully obtain sufficient patent protection related to our manufacturing process.

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

On November 16, 2017, we announced that we had entered into a license, development, supply, and distribution agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, along with payments to be received by us upon meeting certain requirements and milestones, we are also eligible to receive royalty payments in excess of 10% associated with the commercialization of pelareorep for all indications, subject to regulatory approval. Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory and commercialization activities respecting pelareorep in the Territories and therefore the Company will be dependent upon Adlai in successfully undertaking those actions in a timely and economic manner and in compliance with all applicable legal and regulatory requirements within the Territories. If Adlai is unable to fulfill its obligations under the terms of the Licensing Agreement and in compliance with all applicable legal and regulatory requirements, including clinical, regulatory and commercialization of pelareorep, our prospective revenue from royalty payments related to the commercialization of pelareorep in the Territories may be materially diminished, delayed or never realized, which could negatively effect our operating results and financial condition.

Further, conducting business with Adlai within the Territories, and specifically China, subjects us to certain economic, political, currency and legal risks and uncertainties regarding, among other things, the development and commercialization of pelareorep and the release and receipt of payments under the terms of the Licensing Agreement, including the payment of royalties upon commercialization of pelareorep. These risks include:

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

The government’s of the Territories, and specifically the Chinese government, exercise significant control over all aspects of their respective economies.  Accordingly, any adverse change in the economy, the legal system or governmental, economic or other policies could have a material adverse effect on the business prospects of the Licensing Agreement with Adlai, including our ability to receive money out of China under the terms of the Licensing Agreement. Any disruption in relations, inability to work efficiently or disadvantageous treatment of Adlai by the governments of the Territories or other authorities could have a material adverse effect on our business prospects under the Licensing Agreement. Additionally, the regulatory environment in the Territories is evolving, and officials in the governments in the Territories exercise broad discretion in deciding how to interpret and apply regulations. There can be no assurance that Adlai will be successful in the development and commercialization of pelareorep in the Territories.

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

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) and equivalent Canadian legislation. SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment, if applicable. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the common shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

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

US shareholders of the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) for the tax year ended December 31, 2018, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its current and subsequent taxable years.  If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each US shareholder should consult its own tax advisor regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at https://www.sec.gov. The filings are also contained on the Company’s website at https://www.oncolyticsbiotech.com.

B.	Business Overview

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of pelareorep, a systemically administered immuno-oncology (I-O) viral agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our Business

Our potential product for human use, pelareorep, an unmodified reovirus, is a first in class systemically administered I-O viral agent for the treatment of solid tumors and hematological malignancies.

Scientific Background

Pelareorep’s anti-tumor activity is based on three modes of action which are complementary but not interdependent (Figure 1):

•	Selective viral replication in permissive cancer cells which leads to tumor cell lysis.

•	Activation of innate immunity in response to the infection which results in a cascade of chemokines/cytokines causing natural killer (NK) cells to be activated and attack cancer cells.

•	A specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs), infected tumor cells and/or dendritic cells to T cells.

Summary of Research and Development highlights

Preclinical and translational research to date indicates the following:

•	Pelareorep has anticancer effects in models of metastatic cancers that can prolong survival in these models when using immuno-competent rodents.

•	The survival benefit in animal models can be enhanced when pelareorep is given in combination with chemotherapy, immunotherapy or radiotherapy.

•	A toxic dose of pelareorep has not been reached/established in animal models and infection presents with minimal side-effects.

Clinical data to date indicate the following:

•
More than 1,400 patients have been enrolled in clinical studies conducted in the US, Canada and EU. Of these, more than 1,000 patients received pelareorep, with over 930 via intravenous (IV) administration and over 90 by intratumoral injections (ITu). The remaining patients were randomized to control arms on other therapies.

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

•
In a randomized, controlled Phase 2 study of paclitaxel with pelareorep versus paclitaxel alone in mBC (CCTG IND.213) median survival time was greater for subjects treated with paclitaxel and pelareorep (median 17.4 months) than subjects treated with paclitaxel alone (10.4 months, hazard ratio (HR) 0.65).

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

1.	Direct cell lysis - Reovirus Replication in Permissive Cancer Cells

Selective viral replication and lysis in cancer cells and not normal cells is mediated by the host cellular protein dsRNA-activated protein kinase (PRK). In non-cancer cells that are infected with reovirus, PKR activates in the presence of the virus which in turn inhibits viral gene translation. However, in permissive cancer cells, PKR activation is inhibited, allowing for viral gene translation and eventual cell lysis.

It was originally established that selective lysis with reovirus was mediated by tumor cells with an activated Rat sarcoma virus oncogene (RAS)-pathway, since active RAS inhibits PKR activation. However, more recent investigations have revealed that reovirus replication is not just restricted to cells with an active RAS pathway, oncogenic mutations and amplifications in upstream and downstream mediators of the RAS-pathway also allow for viral replication and oncolysis. Moreover, active RAS is known to stimulate over 18 downstream effector proteins, many of which have been shown to facilitate viral replication, such as activation. Cells bearing dysfunctional or deleted tumor suppressor genes and or chemo- or radiation-induced cell stress also show increased sensitivity to reovirus replication and lysis.

2.	Induction of Innate Immunity

Preclinical and clinical studies provide compelling lines of evidence that pelareorep functions as an immunogenic agent. Indeed, preclinical studies by Steele and colleagues demonstrated that melanoma cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory environment promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T-cells, altering the tumour microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independent of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus in turn stimulate the innate antitumor activity of NK cells and aid in the priming of specific antitumor cytotoxic lymphocyte, demonstrating that dendritic cells recognition of reovirus may trigger a beneficial innate immune response.

A clinical trial with pelareorep (REO 013) provided an opportunity to study human NK cell activation in a controlled manner. Ten colorectal cancer patients with liver metastases received between one and five doses of pelareorep prior to surgical resection of their tumor. NK cell activation peaked 24-48 hours post-infection, coincident with a peak of pro-inflammatory cytokines. NK cells within reovirus-treated blood mononuclear cells were stimulated to kill tumor targets, but not normal hepatocytes. Moreover, peripheral blood mononuclear cells were able to hand-off virus to tumors for direct oncolytic killing. Similarly, NK cells within liver mononuclear cells became selectively cytotoxic towards tumor cells when activated by reovirus. These results showed that reovirus modulates human NK cell activity in vivo and suggest that this may contribute to the therapeutic effect of pelareorep.

3.	Induction of Adaptive Immunity

Adaptive anti-tumor immunity allows for elimination of existing cancer cells and performs constant surveillance, preventing relapse, and increasing patient overall survival. An adaptive immune response requires two signals: a signal from an APC, as well as a co-stimulation signal in the form of cytokines. In the absence of both signals, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following its therapeutic administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (TAAs) and viral-associated antigens (VAAs) for processing and presentation by APCs, such as dendritic cells. Through the combined actions of these immunological events, pelareorep facilitates the display of novel ‘foreign’ antigens on the surface of infected tumor cells and APCs. Simultaneously, pelareorep induces an inflammatory response promoting the expression of co-stimulatory molecules and inflammatory cytokines. Together, pelareorep mediated immunological events over-rule tumor antigen presentation impairments and initiate adaptive anti-tumor immunity.

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

Figure 2. Pelareorep primes an anti-cancer immune response

Pelareorep promotes an anti-cancer immune response.

Non-inflamed tumor
Partially-inflamed tumor
Inflamed tumor
NK cell
T-cell
Antigen Presenting Cell
Immune desert
“cold tumor”
Immune responsive
“hot tumor”

Clinical Development Plan

The primary objective of our clinical development plan is to obtain regulatory approval for pelareorep as quickly as possible and is based on the compelling mBC survival data that was presented at the 2017 American Association for Cancer Research (AACR) Annual Meeting, in Washington, D.C. The second objective is to expand pelareorep into commercially valuable new treatment areas. Our clinical development program focuses on the three components of pelareorep's mechanism of action and includes the following:

1.
Immunotherapy combinations - This program focuses on the potential for pelareorep to cause a specific adaptive immune response in combination with checkpoint inhibitors. In 2017, we announced our first data set combining a checkpoint inhibitor with pelareorep and pembrolizumab (Keytruda®) in pancreatic cancer, which demonstrated safety and tolerability and in five efficacy evaluable patients, one had a partial response (six-month duration) and two had stable disease (lasting 126 and 221 days). In early 2019 we announced the regulatory approval of the AWARE-1 study which examines the use of pelareorep and atezolizumab (Tecentriq®) in a breast cancer window-of -opportunity study. Additional studies are now being planned.

2.
Chemotherapy combinations - This program focuses on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various tumor types. In 2017, we reported additional clinical data from our randomized clinical program which includes clinical trial collaborations with the Canadian Cancer Trials Group (CCTG, formerly known as the National Cancer Institute of Canada). Specifically, subgroup analysis in the IND 213 trial in mBC revealed a significant improvement in the overall survival of patients that are hormone receptor positive (HR+) / human epidermal growth factor receptor 2 negative (HER2-). In HR+/HER2- patients, pelareorep therapy in combination with paclitaxel doubled the overall survival from 10.8 month with paclitaxel therapy alone to 21.8 months with pelareorep plus paclitaxel. This increase in overall survival is consistent with previous survival data reported from our U.S. NCI pancreatic trial which suggests a long-term survival benefit when comparing test and control arms at 24 months.

3.
Targeted and immunomodulatory combinations - This program focuses on the potential of pelareorep in combination with targeted and immunomodulatory therapies to significantly stimulate a patient's innate immunity. In 2017, patient enrollment commenced on a clinical collaboration with Myeloma UK and Celgene that combines pelareorep with immune modulator therapies (IMiDs) which enhance NK cell activation. Additional studies are now being planned with additional targeted agents.

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have 398 issued patents including 49 issued in the US and 21 in Canada. We also have 20 patents pending in the US, Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

Litigation or other proceedings may also be necessary to enforce or defend our proprietary rights and patents. In Europe, patents can be revoked through opposition or nullity proceedings. In the United States patents may be revoked or invalidated in court actions or challenged in interference, post-grant review, inter partes review, derivation or re-examination proceedings by the United States Patent and Trademark Office ("USPTO"). Such litigation or proceedings could result in substantial cost or distraction to us, resulting in an adverse decision as to our or our licensors’ patent applications and patents.

Our commercial success depends, in part, on not infringing the patents or proprietary rights of others and not breaching licenses granted or that may be granted to us. Competitors may have filed patent applications, obtained patents, may in the future file patent applications, and/or obtain patents relevant to our product and technologies.  We are not aware of competing intellectual property relating to our pelareorep project at this time. While we currently believe that we have the necessary freedom to operate in these areas, there can be no assurance that others will not challenge our position in the future.  Litigation to defend our position could be costly and time consuming. We also cannot be certain that we will be successful. We may be required to obtain a license from a prevailing party in order to continue the portion of our business that relates to the proceeding. We may also be required to obtain licenses to other third-party technologies necessary in order to market our products. Such licenses may not be available to us on acceptable terms, or on any terms, and we may have to discontinue that portion of our business. Any failure to license any technologies required to commercialize our technologies or products at reasonable cost may have a material adverse effect on our business, results of operations, financial condition, cash flow and future prospects. We are not currently involved in any litigation concerning our competitors’ patent applications and patents. We may be involved in such litigation in the future.

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

We require our employees and consultants to execute confidentiality agreements upon the commencement of employment and consulting relationships with us. These agreements provide that all confidential information developed by or made known to an individual during the course of the employment or consulting relationship generally must be kept confidential. In the case of employees, the agreements provide that all inventions conceived by the individual, while employed by us, relating to our business are our exclusive property. While we have implemented reasonable business processes and agreements with which to protect confidential information, these actions may not provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

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

•
Implement strategic alliances with select biopharmaceutical companies and laboratories, at a time and in a manner whereby such alliances may complement and expand our own research and development efforts. Such alliances may also result in an eventual expansion to include providing additive sales and marketing capabilities;

•	Utilize our broadening patent base and collaborator network as a mechanism to meet our strategic objectives; and

•	Develop relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. In the context of this Annual Report, statements of our "belief" are based primarily upon our results derived to date from our research and development program with animals, early stage human trials and our most recent data in HR+/HER2- mBC patients, upon which we believe that we have a reasonable scientific basis to expect the particular results to occur.  It is not possible to predict, based upon studies in animals, or early stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans.  There are no assurances that the particular result expected by us will occur.

At this time we do not intend to become a fully integrated pharmaceutical company with substantial in-house research and development, marketing and distribution or manufacturing capabilities.  We are pursuing a strategy of establishing relationships with larger companies as strategic partners.  It is anticipated that future clinical development into large international or pivotal trials would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance.  In exchange for certain product rights and commitments to market our products, the strategic partners would be expected to share in proceeds from the sale of our product or products.

Regulatory Requirements

The development of new pharmaceuticals is strongly influenced by a country's regulatory environment.  The drug approval process in Canada is regulated by Health Canada.  The primary regulatory body in the United States is the FDA and in Europe is the European Medicines Agency (the “EMA”).  Similar processes are conducted in specific countries by equivalent regulatory bodies.  Regulations in each jurisdiction require the licensing of manufacturing facilities and mandate strict research and product testing standards.  Companies must establish the safety and efficacy of their products, comply with cGMP and potentially submit marketing materials before being allowed to market pharmaceutical products.  While we plan to pursue or support the pursuit of the approval of our product, success in acquiring regulatory approval for any product is not assured.

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

Marketing Approvals

The results of the preclinical and clinical testing, together with manufacturing and controls information, are submitted to regulatory agencies in order to obtain approval to commence commercial sales. In responding to such an application, regulatory agencies may grant marketing approval, request additional information or further research, or deny the application if they determine that the application does not satisfy their regulatory approval criteria. Approval for a pharmaceutical or biologic product may not be granted on a timely basis, if at all. If granted , the approval may not cover all the clinical indications for which approval is sought, or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use.

Satisfaction of pre-market approval requirements for new drugs and biologics typically takes several years, with the actual time required varying substantially based upon the type, complexity and novelty of the product or targeted disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials or with prior versions of products does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval.

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

Advertising and Promotion Regulations

With respect to both pre- and post-market product advertising and promotion, the FDA and similar foreign agencies impose a number of complex regulations on entities that advertise and promote pharmaceuticals and biologics, which include, among other things, standards and regulations relating to direct-to-consumer advertising, on vs. off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. These agencies have very broad enforcement authority and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing the entity to correct deviations from requisite standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA or relevant foreign agencies, and foreign, state and federal civil and criminal investigations, fines and prosecutions.

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

Market and Competition

According to estimates for 2019 from the American Cancer Society, more than 1.7 million Americans are expected to be diagnosed with cancer in the year, and 606,880 Americans are expected to die of cancer. Cancer is the second most common cause of death in the US, exceeded only by heart disease. In the United States, the relative lifetime risk of a male or female developing cancer is

1 in 3 (Source: American Cancer Society's Cancer Facts & Figures 2019). The prevalence of breast cancer in the United States in 2016 was 3.56 million, of which there were 2.6 million patients with HR+/HER2- subtype and 154,885 patients with HR+/HER2- stage IV breast cancer. (Source: https://seer.cancer.gov/statfacts/html/breast.html. Accessed on March 28, 2017. Howlader, Nadia, et al. US Incidence of Breast Cancer Subtypes Defined by Joint Hormone Receptor and HER2 Status. Journal of the National Cancer Institute. Accessed March 28, 2017).

The costs of this disease state are also significant.  In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2018 that the Agency for Healthcare Research and Quality estimated the 2015 direct medical costs for cancer were $80.2 billion. (Source: American Cancer Society's Cancer Facts & Figures 2019).

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

On December 31, 2018, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company.  In addition, Oncolytics Biotech (US) Inc., a Delaware corporation, is a material wholly-owned subsidiary of OBB.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of pelareorep, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2019 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

With respect to the forward-looking statements made within our MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

A.	Operating Results

Please see our 2018 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and Capital Resources

Please see our 2018 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" for information on the Company’s research and development policies. Our research and development expenses were $9,417,888, $9,392,623, and $9,770,007 for 2018, 2017 and 2016, respectively.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2018 Management Discussion and Analysis in Exhibit 15.1 for our comparative discussion on our expenditures between 2016 - 2018 and our expectations for 2019.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2018, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2018:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Capital lease obligations	Nil	—	—	—	—
Operating lease(1)	961,575	423,718	537,857		—
Purchase obligations	8,199,509	8,199,509	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	9,161,084	8,623,227	537,857	—	—
Note:

(1)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and officers as at December 31, 2018, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Deborah M. Brown, BSc, MBA(1)(2) Ontario, Canada	Director
Ms. Brown is the Managing Partner at Accelera CANADA, a specialty consultancy firm that assists emerging biopharma ventures in the United States and Europe with the development and implementation of Canadian market strategies. Prior to this, she held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company’s U.S. operations, and President and Managing Director of the company’s Canadian operations. In 2012, Ms. Brown was Chair of the Canadian National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She holds board and audit/compensation/governance committee positions in both commercial and not-for-profit sectors, including Cardiol Therapeutics, Oncolytics Biotech, Life Sciences Ontario and the HBSPCA. Ms. Brown holds an MBA from University of Western Ontario’s Ivey School of Business, an Hons B.Sc. from the University of Guelph and completed the Merck executive development programme at the University of Hong Kong, INSEAD and Northwestern University’s Kellogg School of Management.

November 2, 2017
Matthew C. Coffey, PhD, MBA Alberta, Canada	Chief Executive Officer and Director
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
Andrew de Guttadauro has more than 25 years of biopharmaceutical commercialization and business development experience. He has held executive and senior-level positions at leading pharmaceutical and biotechnology companies, working on initiatives across both developed and emerging markets globally.

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

Mr. de Guttadauro has a Bachelor of Science degree in engineering from the United States Military Academy at West Point.
N/A
Allison Hagerman, P.Eng., PMP, MBT Alberta, Canada	Vice President, Product Development
A Professional Engineer focused on biotechnology, Ms. Hagerman joined Oncolytics in 2010 and has been integral to the progress of its product development program ever since. Prior to being appointed as Vice President of Product Development, Ms. Hagerman was the Director, Manufacturing and Engineering from 2013-2017 and Project Manager from 2010-2013, during which time she led the process performance qualification for pelareorep drug substance. Ms. Hagerman is a Professional Engineer (P.Eng., APEGA) and Project Management Professional (PMP, PMI). She holds a Master of Biomedical Technology (MBT) degree from the University of Calgary, and B.Sc. degrees in both Chemical Engineering and Biological Sciences.

N/A
Angela Holtham, MBA, FCPA, FCMA, ICD.D(1)(2) Ontario, Canada	Director
Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. Then in 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in many initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto and has completed the Institute of Corporate Directors Designation (ICD.D). Ms. Holtham holds a number of board and audit committee positions in both private and public sectors, including audit committee chair and director of Jamieson Wellness Inc.
June 18, 2014

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Rita Laeufle, M.D., PhD California, USA	Chief Medical Officer
Dr. Laeufle brings more than 15 years of experience in drug development in oncology, most recently serving as Vice President of Clinical Development & Medical Affairs at SFJ Pharmaceuticals where she developed a clinical program for a new drug substance class in colon cancer. Previously, Dr. Laeufle was Senior Vice President, Clinical Development of Oncology at Coherus Biosciences where she developed a biosimilar strategy for Avastin, prior to which she was Senior Medical Director, Global Medical Affairs at Clovis Oncology, where she led the Medical Affairs strategy for their PARP inhibitor, Rucaparib. Dr. Laeufle also served as Senior Medical Director, U.S. Medical Affairs, gastrointestinal (GI) cancers at Genentech where she led GI disease across molecules and indications, and as Senior PD Medical Director and Clinical Science Leader in Oncology at Roche, working with Avastin for the treatment of breast cancer where she successfully maintained approval for Avastin in first line metastatic breast cancer in combination with paclitaxel in Europe and ROW (rest of world). She was Senior Medical Scientific Expert of Immunology and Infectious Diseases and Senior Pharmacovigilance Leader, Oncology at Novartis and began her pharmaceutical career as PD Medical Director and Medical Monitor (International Study Manager), Altana Pharma.

Dr. Laeufle, a surgical oncologist, completed her general surgery residency at Buckland Hospital in Dover, England, Basel Switzerland and Ueberlingen, Germany, and was trained as a surgical oncologist at Staedtisches Krankenhaus, Singen Germany, where she focused on gastroenterological, thyroid and breast cancer. Dr. Laeufle completed medical school at Medical School Albert Ludwig University Freiburg i.Br. Germany, where she received her Ph.D. in exploring Her2 oncogenes in brain cancer. Dr. Laeufle's work has been published in The Lancet Oncology, the European Journal of Cancer, the Journal of Hepatology and Human Pathology and she has had multiple posters presented at the American Society of Clinical Oncology (ASCO), the World Congress on Gastrointestinal Cancer (WCGC) and the European Society for Medical Oncology (ESMO).
N/A
J. Mark Lievonen, CM, FCPA, FCA, MBA, LLD(1)(3) Ontario, Canada	Director
Mr. Lievonen held the position of President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, from 1999 to 2016. He is a Director of Acerus Pharmaceuticals Corporation, Quest PharmaTech Inc., the Gairdner Foundation and Biome Grow Inc. Mr. Lievonen has served on a number of industry and not-for-profit boards including as the chair of Rx&D (now Innovative Medicines Canada), BIOTECanada, and the Markham Stouffville Hospital Foundation, as Vice-Chair of the Ontario Institute for Cancer Research, as a Director of the Public Policy Forum, and as a Governor of York University. Mr. Lievonen was appointed to the Order of Canada in 2015, named a Chevalier de l'Ordre National de Mérite by the government of France in 2007, and inducted into the Canadian Healthcare Marketing Hall of Fame in 2013.
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
N/A

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Michael Moore California, USA	Vice President, Investor Relations & Corporate Communications
Michael Moore has more than 20 years of experience in strategic communications and investor relations for the biotech industry, as well as personal finance. Before joining Oncolytics in February 2017, Mr. Moore spent 12 years at Equicom Investor Relations, where he advanced from Account Executive to Sr. Vice President and Manager of U.S. Operations where he worked with over 50 public and private biotech and medical device companies. Prior to Equicom, he was an Account Executive with Atkin + Associates and FleishmanHillard. Earlier roles in the financial community included responsibilities as a personal banker and an investment representative for both Scotiabank and London Life, respectively. Mr. Moore serves as treasurer and board member of the San Diego chapter of the National Investor Relations Institute (NIRI). He holds a Bachelor of Commerce with a focus on marketing and finance from Mount Allison University.

N/A
Wayne Pisano, MBA(3)(5) Pennsylvania, USA	Chair of the Board
Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He is credited with driving Sanofi Pasteur's leadership within the worldwide influenza market and capturing 50 percent of global sales. He also laid the foundation for the company's global pediatric vaccines strategy. During his tenure as CEO, Mr. Pisano bolstered the Sanofi Pasteur pipeline with the acquisitions of Acambis PLC, a bio-tech based in Boston in 2008 and Shantha Biotechnics, a highly regarded Indian vaccine company in 2010. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor's degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio. Mr. Pisano is a Board director for IMV, Inc., a biotech based in Halifax, a Board director for Provention Bio, a biotech based in New Jersey and a Board director for Altimmune Inc., a biotech based in Maryland.
May 9, 2013
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
Dr. Seizinger is currently Chairman and/or Board member of a number of biotech companies in the U.S. and Europe, including: Oxford BioTherapeutics Ltd., CryptoMedix Inc., Aprea AB, Vaccibody AS, and BioInvent AB. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb in Princeton, NJ. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.
June 8, 2015

Notes:

(1)	Member of the Audit Committee. Ms. Holtham is Chair of this Committee.

(2)	Member of the Compensation Committee. Ms. Brown is Chair of this Committee.

(3)	Member of the Governance Committee. Mr. Lievonen is Chair of this Committee.

(4)	Member of the Science and Technology Committee. Dr.'s Rice and Seizinger serve as Co-Chairs of this Committee.

(5)	Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, and Science and Technology Committees.

As at March 12, 2019, the directors and senior officers as a group beneficially owned, directly or indirectly, 88,135 of our common shares, representing 0.47% of the issued and outstanding common shares.

Certain of our directors are associated with other companies, which may give rise to conflicts of interest.  In accordance with the Alberta Business Corporations Act (ABCA), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract.  In addition, the directors are required to act honestly and in good faith with a view to the best interests of Oncolytics Biotech Inc.

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

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2018 to each director.

Name	Fees Earned ($)(1)(3)	Share- Based Awards ($)(2)(3)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Deborah Brown	75,031	26,110	Nil	Nil	N/A	Nil	101,141
Angela Holtham(4)	57,637	56,163	Nil	Nil	N/A	Nil	113,800
Mark Lievonen	81,852	26,110	Nil	Nil	N/A	Nil	107,962
Wayne Pisano(5)	55,250	91,509	Nil	Nil	N/A	Nil	146,759
William Rice	81,852	26,110	Nil	Nil	N/A	Nil	107,962
Bernd Seizinger(6)	—	105,384	Nil	Nil	N/A	Nil	105,384

Notes:

(1)	Directors are paid fees in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.3642.

(2)	The value of share based and option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2018 audited consolidated financial statements.

(3)	Directors, annually, may opt to take up to 100% of their respective annual retainer in restricted share awards.

(4)	Ms. Holtham elected to receive U.S.$22,750 (35%) of her annual retainer in restricted share awards.

(5)	Mr. Pisano elected to receive U.S.$49,500 (55%) of his annual retainer in restricted share awards.

(6)	Dr. Seizinger elected to receive U.S.$60,000 (100%) of his annual retainer in restricted share awards.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2018.

Name and principal position	Year	Salary $	Share- based awards $(1)	Option- based awards $(1)	Bonus $	Non-equity incentive plan compensation $	Pension value $	All other compensation $(2)	Total compensation $
Dr. Matthew C. Coffey(3) Chief Executive Officer	2018	475,000	—	799,717	213,750	N/A	N/A	66,168	1,554,635
Kirk J. Look Chief Financial Officer	2018	365,000	—	333,582	131,400	N/A	N/A	57,093	887,075
Dr. Rita Laeufle(4)(5) Chief Medical Officer	2018	92,084	—	106,253	99,450	N/A	N/A	16,176	313,963
Andrew de Guttadauro(4) President, Oncolytics Biotech (US) Inc.	2018	345,143	—	104,090	77,657	N/A	N/A	17,376	544,266
Dr. Andres A. Gutierrez(4)(6) Chief Medical Officer	2018	161,986	—	32,027	—	N/A	N/A	2,145	196,158
Allison Hagerman Vice President, Product Development	2018	185,000	—	87,009	41,700	N/A	N/A	34,513	348,222
Michael Moore(4) Vice President, Investor Relations & Corporate Communications	2018	345,143	—	96,706	77,657	N/A	N/A	35,168	554,674

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in note 8 "Share Based Payments" in our 2018 audited consolidated financial statements.

(2)	The dollar amounts set forth under this column are related to contributions to the officers' respective retirement savings plan and amounts provided for health care benefits by the Company.

(3)	None of the compensation paid to Dr. Coffey related to his role as a director of the Company.

(4)
US Employees are paid salaries, bonuses and other compensation in US Dollars.  These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.3642, $1.2545 and $1.3427 for the years 2018, 2017 and 2016, respectively.

(5)	Dr. Laeufle was appointed as the Chief Medical Officer on November 29, 2018.

(6)	Dr. Gutierrez resigned from his position as Chief Medical Officer effective April 23, 2018.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  The following base salaries for 2019 were approved by the Board of Directors:

Name and principal position	Year	Salary $
Dr. Matthew C. Coffey Chief Executive Officer	2019	525,000
Kirk J. Look, C.A. Chief Financial Officer	2019	385,000
Dr. Rita Laeufle(1) Chief Medical Officer	2019	405,000
Andrew de Guttadauro(1) President, Oncolytics Biotech (US) Inc.	2019	290,950
Allison Hagerman Vice President, Product Development	2019	200,000
Michael Moore(1) Vice President, Investor Relations & Corporate Communications	2019	260,084

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

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2018 without cause or due to a change of control of the Company.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $
Dr. Matthew C. Coffey Chief Executive Officer	595,563	1,191,125
Kirk J. Look, C.A. Chief Financial Officer	444,013	888,025
Dr. Rita Laeufle(3) Chief Medical Officer	211,196	211,196
Andrew de Guttadauro(3) President, Oncolytics Biotech (US) Inc.	150,353	601,412
Allison Hagerman Vice President, Product Development	118,625	237,250
Michael Moore(3) Vice President, Investor Relations & Corporate Communications	137,763	275,526
Notes:

(1)
As at December 31, 2018, all options granted to Officers had fully vested except for the options granted on February 20, 2017, July 3, 2017, March 8, 2018, July 9, 2018, November 19, 2018, November 29, 2018 and December 14, 2018. As a result, all Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Officer is terminated unless otherwise approved by the Board of Directors.

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

Name and Place of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Matthew C. Coffey, PhD, MBA Alberta, Canada	President and Chief Executive Officer and Director	May 11, 2011	Date of 2019 Annual General Meeting of the Shareholders
Deborah Brown, BSc, MBA Ontario, Canada	Director	November 2, 2017	Date of 2019 Annual General Meeting of the Shareholders
Angela Holtham, MBA, FCPA, FCMA, ICD.D Ontario, Canada	Director	June 18, 2014	Date of 2019 Annual General Meeting of the Shareholders
J. Mark Lievonen, CM, FCPA, FCA, MBA, LLD Ontario, Canada	Director	April 5, 2004	Date of 2019 Annual General Meeting of the Shareholders
Wayne Pisano, MBA New Jersey, USA	Chair and Director	May 9, 2013	Date of 2019 Annual General Meeting of the Shareholders
William G. Rice, PhD California, USA	Director	June 8, 2015	Date of 2019 Annual General Meeting of the Shareholders
Bernd R. Seizinger, MD, PhD New Jersey, USA and Munich Germany	Director	June 8, 2015	Date of 2019 Annual General Meeting of the Shareholders

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

Restricted Share Units
In addition to the combined retainer, the Corporation will grant annual restricted share awards that will vest immediately (2018 - over three years). For 2019, the annual award has been increased to $30,000 (2018 - $20,000). The annual restricted share unit award will be granted on or about October 1 of each year.

We also grant to directors, from time to time, stock options in accordance with the Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  During the year ended December 31, 2018, total compensation of $683,008 was paid to the independent directors which consisted of fee payments of $351,622, share based awards of $331,386 and option based awards of nil.

Compensation Committee

The Corporation has formed a compensation committee (the “Compensation Committee”) in accordance with Rule 5605(d)(1) of the Nasdaq Capital Market which consists of four outside, independent directors, Dr. Seizinger, Ms. Holtham, Ms. Brown, and Mr. Pisano, the Chair of the Board, each of whom is independent in accordance with Rule 5605(a)(2) and Rule 5605(d)(2)(A) of the Nasdaq Capital Market. Ms. Brown is the Chair of the Compensation Committee. No member of the Compensation Committee has been an employee or officer of the Company or any of its affiliates.
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

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. In 2018, the Compensation Committee engaged Radford, an Aon Hewitt Company as a specialist consultant to assist with the benchmarking of director compensation for 2019.

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
For 2018, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers.

Annual Bonus, Option Grants and Share Award Grants

The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 50% of his base salary, the Chief Financial Officer and the Chief Medical Officer are each eligible for a cash bonus of up to 40% of his/her base salary and the other senior officers are eligible for a cash bonus of up to 30% of their respective base salaries. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the

Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards.
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

(c)
Each director appointed to the Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who meets the requirements of NASDAQ Rule 5605 (a)(2) and 5605(d)(2) and National Instrument 58-101 who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to be independent of management and to act with a view to the best interests of the Corporation, including, but not limited to the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director and whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

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

(b)
Notice of each meeting of the Committee shall be given to each Member of the Committee. The CEO shall attend each meeting of the Committee whenever requested to do so by a Member of the Committee. The CEO may not be present during voting or deliberations on his or her compensation.

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

If, in order to properly discharge its function, duties and responsibilities, it is necessary, in the opinion of the Committee that the Committee obtains the advice and counsel of external advisors, the Chair shall, at the request of the Committee, engage the necessary experts. The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel, and other advisor rtained by the Comimittee. The Corporation will provide adequate funding, as determined by the Committee, for payment of such external advisors. The Committee will only engage a compensation consultant, legal counsel or other external advisor after taking into consideration the factors set forth in NASDAQ Rule 5605 (d)(3)(D) (See Appendix A). The Committee shall keep the Board apprised of both the selection of experts and the expert’s findings through the Committee’s regular reports to the Board. The Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

7.	Date of Mandate

This Mandate was last reviewed, amended and approved by the Board on March 7, 2019.
Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), consisting of four independent directors pursuant to the Rule 5605(a)(2) and Rule 5605(c)(2) of the Nasdaq Capital Market and Rule 10A-3 of the Exchange Act: Ms. Brown, Ms. Holtham, Mr. Lievonen and Mr. Pisano, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Ms. Holtham is presently the Chair of the Audit Committee.  Each Audit Committee member is financially literate.

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

6.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 7, 2019.
D.Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2018	2017	2016
Research and development	10	12	12
Operating	12	11	9
Total	22	23	21

Geographic location	2018	2017	2016
Canada	13	14	14
United States of America	5	5	3
Other	4	4	4
Total	22	23	21

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 12, 2019. Common shares, stock options and exercises prices for all periods have been adjusted retroactively for the Share Consolidation.

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
Officers
Dr. Matthew C. Coffey	36,623	**	3,157	29.07	December 8, 2019
			12,105	63.84	December 14, 2020
			1,894	40.95	July 27, 2021
			13,157	36.96	December 14, 2021
			13,157	40.00	December 17, 2022
			25,263	16.53	December 11, 2023
			77,263	3.99	December 1, 2025
			42,105	2.66	January 16, 2027
			133,389	7.41	March 8, 2022
			150,000	3.44	November 19, 2023
			471,490			2.29%

Kirk J. Look	9,423	**	1,052	29.07	December 8, 2019
			2,631	63.84	December 14, 2020
			3,684	36.96	December 14, 2021
			21,052	19.00	November 13, 2022
			4,210	40.00	December 17, 2022
			16,842	16.53	December 11, 2023
			48,842	3.99	December 1, 2025
			31,578	2.66	January 16, 2027
			59,705	7.41	March 8, 2022
			53,000	3.44	November 19, 2023
			242,596			1.14%

Dr. Rita Laeufle	—	**	10,000	7.81	July 9, 2022
			25,000	3.23	November 29, 2023
			15,000	2.73	December 14, 2023
			50,000			**

Andrew de Guttadauro	4,000	**	13,157	4.94	July 3, 2027
			14,736	7.41	March 8, 2022
			30,000	2.73	December 14, 2023
			57,893			**

Michael Moore	5,105	**	13,157	3.33	February 20, 2027
			14,736	7.41	March 8, 2022
			25,000	2.73	December 14, 2023
			52,893			**

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
Allison Hagerman	—	**	210	46.55	November 9, 2020
			210	63.84	December 14, 2020
			842	36.96	December 14, 2021
			526	20.24	December 12, 2022
			2,105	16.53	December 11, 2023
			2,421	6.84	December 11, 2024
			5,263	3.90	December 9, 2025
			7,894	2.66	December 28, 2026
			10,526	7.41	March 8, 2022
			30,000	2.73	December 14, 2023
			59,997			**

Directors
Deborah Brown	—	**	5,263	5.42	November 7, 2027
			5,263			**

Angela Holtham	8,420	**	5,263	13.87	June 18, 2024
			5,263			**

Mark Lievonen	4,688	**	1,842	29.07	December 8, 2019
			3,157	63.84	December 14, 2020
			3,684	36.96	December 14, 2021
			3,684	40.00	December 17, 2022
			3,684	16.53	December 11, 2023
			16,051			**

Wayne Pisano	8,735	**	5,263	27.46	May 9, 2023
			3,157	16.53	December 11, 2023
			8,420			**

William Rice	5,263	**	5,263	7.60	June 8, 2025
			5,263			**

Bernd Seizinger	5,878	**	5,263	7.60	June 8, 2025
			5,263			**

TOTAL:	88,135		867,502
** Less than 1% ownership

Notes:

1)	Based on 18,840,010 common shares issued and outstanding on March 12, 2019.

2)	Options exercisable to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted shares outstanding of 22,140,230.

Restricted Share Units
The following table sets out the restricted share units held by our directors as of March 12, 2019. Restricted share awards have been adjusted retroactively for the Share Consolidation.

	RSUs Granted	RSUs Vested	RSUs Unvested
Deborah Brown	12,105	—	12,105
Angela Holtham	50,064	(5,263)	44,801
Mark Lievonen	36,271	(5,263)	31,008
Wayne Pisano	73,710	(6,630)	67,080
William Rice	36,271	(5,263)	31,008
Bernd Seizinger	72,211	(5,878)	66,333
	280,632	(28,297)	252,335

The following table sets out the restricted share units held by our officers as of March 12, 2019. Restricted share awards have been adjusted retroactively for the Share Consolidation.

	RSUs Granted	RSUs Vested	RSUs Unvested
Andrew de Guttadauro	6,315	—	6,315
	6,315	—	6,315

Performance Share Units
The following table sets out the performance share units held by our officers as of March 12, 2019. Performance share awards have been adjusted retroactively for the Share Consolidation.

	PSUs Granted	PSUs Vested	PSUs Unvested
Matthew Coffey	34,736	—	34,736
Kirk Look	22,105	—	22,105
Michael Moore	6,315	2,105	4,210
	63,156	2,105	61,051

Equity Compensation Plan Information
We currently have two share based compensation plans: the Stock Option Plan and the Share Award Plan.
Stock Option Plan

The following is a summary of the Corporation’s Amended and Restated Stock Option Plan (the “Stock Option Plan”) dated effective as of May 4, 2017.
The Corporation, with the approval of its Shareholders, has established the Stock Option Plan. The number of Common Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Corporation (including the Share Award Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time.
Under the Stock Option Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation or any subsidiary of the Corporation (such persons being “Eligible Persons”) to whom Options may be granted and the number of Options to be granted to each.
Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option can be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.

If any Option shall be exercised or shall expire or terminate for any reason without having been exercised in full, any Common Shares to which such Option relates shall be available for the purposes of the granting of Options under the Stock Option Plan.
The number of Shares that may be acquired under an Option granted to a participant under the Stock Option Plan shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one participant under the Stock Option Plan or any other security based compensation arrangement of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
Without obtaining the approval of Shareholders in accordance with the rules of the TSX or the requirements of any other stock exchange on which the Common Shares are then listed, no Options shall be granted pursuant to the Stock Option Plan, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation, could result, at any time, in:

(i)	a number of Common Shares issuable pursuant to Options granted to insiders exceeding ten percent (10%) of the number of outstanding Common Shares at any time;

(ii)	the issuance within a one year period to insiders, of a number of Common Shares exceeding ten percent (10%) of the number of outstanding Common Shares; or

(iii)	the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding five percent (5%) of the number of outstanding Common Shares.
The value of Option grants to each non-employee director shall not exceed $150,000 annually for any individual non-employee director (other than initial Option grants to new directors).
Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the Option is granted. Options are not transferable or assignable except to the person or persons to whom the participant’s rights pass by the participant’s will or applicable law following the death or permanent disability of a participant. The Stock Option Plan provides that if the expiration date of an Option occurs during a “blackout period” or within five (5) business days after a blackout period, such expiration date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable blackout period.
Subject to any written agreement between the Corporation and a participant providing otherwise, if any participant shall cease to be an Eligible Person for any reason other than the termination for cause or the death or permanent disability of the participant, such participant’s Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the applicable option period and the ninetieth (90th) day after the date such participant ceases to be an Eligible Person as to the then vested portion of the Option. If a participant ceases to be an Eligible Person as a result of the termination of such participant for cause, effective as of the date notice is given to the participant of such termination, all outstanding Options shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by such participant, and the participant shall not be entitled to receive any Common Shares or other compensation in lieu thereof.
Subject to any written agreement between the Corporation and a participant providing otherwise, if in the event of the death or permanent disability of a participant, any Option previously granted to such participant shall be exercisable until the end of the applicable option period or until the expiration of 12 months after the date of death or permanent disability of such participant, whichever is earlier, and then only: (i) by the person or persons to whom the participant’s rights under the Option shall pass by the participant’s will or applicable law; (ii) to the extent that he or she was entitled to exercise the Option as at the date of the participant’s death or permanent disability.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-employee directors, by not more than one year, and in the case of Options held by other persons, by not more than three years, but in no case longer than the normal expiry of the Options.
In the event of a change of control of the Corporation (as such term is defined in the Stock Option Plan), all Options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the Options or the Stock Option Plan for a period of time ending on the earlier of the expiry time of the Option and the ninetieth (90th) day following the change of control.
Subject to any required approval of the TSX and any other stock exchange on which the Common Shares are then listed, the Stock Option Plan and any Options granted thereunder may be amended, modified or terminated by the Board without approval of any participant or Shareholder (provided that no such amendment may be made that will materially prejudice the rights of any participant under any Option previously granted to the participant without consent by such participant). Such changes may include, without limitation:

(i)	amending, modifying or terminating the Stock Option Plan with respect to all Common Shares in respect of Options which have not yet been granted thereunder;

(ii)	making any amendment of a “housekeeping nature”;

(iii)	changing the provisions relating to the manner of exercise of Options;

(iv)
accelerating vesting or extending the expiration date of any Option (provided that such Option is not held by an insider), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;

(v)	adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve; and

(vi)
making any addition to, deletion from or alteration of the provisions of the Stock Option Plan or any Option that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other exchange on which the Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Stock Option Plan.

Notwithstanding the foregoing, Shareholder approval is required for any change to the Stock Option Plan or Options granted under it which:

(i)	increases the number of Common Shares reserved for issuance under the Stock Option Plan;

(ii)	extends eligibility to participate in the Stock Option Plan to persons other than Eligible Persons;

(iii)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(iv)	permits awards other than Options to be made under the Stock Option Plan;

(v)	extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period;

(vi)
reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

(vii)	changes the insider participation limitation at any time under the Stock Option Plan; or

(viii)	amends the amending provision of the Stock Option Plan.

Share Award Plan

The following is a summary of the Corporation’s Amended and Restated Incentive Share Award Plan (the “Share Award Plan”) dated effective as of May 4, 2017.
The Corporation, with the approval of its Shareholders, has established the Share Award Plan. Under the Share Award Plan, the Board may, at such times and in such amounts as the Board may deem advisable in its sole and absolute discretion, issue Performance Share Awards (“PSAs”) to eligible employees, including officers, and Restricted Share Awards (“RSAs” and, together with PSAs, “Share Awards”) to Eligible Persons. The number of Common Shares reserved for issuance under the Share Award Plan and all other security based compensation arrangements of the Corporation (including the Stock Option Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time.

Subject to earlier vesting in accordance with the terms of the Share Award Plan and unless otherwise determined by the Board, Share Awards granted under the Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each RSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) and each PSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) multiplied by the percentage (“Vesting Percentage”) of outstanding PSAs that will vest based upon the relative achievement of any performance-related measures or criteria as determined by the Board in its sole discretion, which may include the Corporation’s performance compared to identified operational or financial targets and the Corporation’s shareholder return.
The aggregate number of Common Shares issuable at any time to insiders, under all security based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The aggregate number of Common Shares issued pursuant to all security based compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Share Award Plan further provides that the aggregate number of Common Shares reserved for issuance to any one participant under all security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
The maximum number of Common Shares that may be reserved for issuance to non-employee directors pursuant to RSAs under the Share Award Plan is 1% of the Common Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such non-employee director under any other security based compensation arrangement, and the total annual grant of RSAs to any one non-employee director cannot exceed a grant value of $150,000 (less the amount awarded to such non-employee director).
The Share Award Plan provides that if the issue date of any Share Award occurs during a blackout period, then the issue date for such Share Award shall not occur until the date which is the tenth (10th) business day after the last day of the such blackout period.
Unless otherwise determined by the Board in its sole discretion, upon a Change of Control (as such term is defined in the Share Award Plan), all unvested Share Awards shall become automatically vested (in the case of PSAs, with a deemed Vesting Percentage of 100). Common Shares issuable in respect of Share Awards shall be, and shall be deemed to be, issued to participants effective immediately prior to the completion of the transaction which would result in the Change of Control unless issued prior thereto in accordance with the Share Award Plan.
Unless otherwise determined by the Board or unless otherwise expressly set forth in a Share Award agreement pertaining to a particular Share Award or any written employment or other agreement governing a participant’s role as an Eligible Person if a participant ceases to be an Eligible Person as a result of the termination of such participant for cause or if a participant voluntarily ceases to be an Eligible Person for any reason other than as a result of the death, permanent disability or retirement of the participant, all outstanding Share Awards Agreements under which Share Awards have been granted to such participant shall be terminated. Upon the death, permanent disability or retirement of a participant (other than the early retirement of an eligible employees), all outstanding Share Awards shall immediately vest. If a participant ceases to be an Eligible Person other than in the circumstances provided above, all Share Awards awarded to such participant under any outstanding Share Awards shall fully vest effective as of the date of cessation of employment (the “Cessation Date”), unless otherwise determined by the Board, and the participant shall be entitled to receive the number of Common Shares equal to the number of Share Awards granted multiplied by a fraction (A) the numerator of which is the number of days from the date of grant thereof to the Cessation Date; and (B) the denominator of which is the total number of days during which such Share Award were scheduled to vest upon grant. In such circumstances, the Vesting Percentage in respect of PSAs shall be determined as of the Cessation Date.
The Share Award Plan and any Share Awards granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the TSX. Such changes may include, without limitation:

(i)	amending, modifying or terminating the Share Award Plan with respect to all Common Shares in respect of Share Awards which have not yet been granted thereunder;

(ii)	making any amendment of a “housekeeping nature”; and

(iii)
making any addition to, deletion from or alteration of the provisions of this Plan or any Share Award that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other stock exchange on which the Common Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan.

Notwithstanding the foregoing, the Share Award Plan or a Share Award may not be amended without shareholder approval to:

(iv)	increase the number of Common Shares issuable pursuant to outstanding Share Awards at any time;

(v)	change the insider participation limit under the Share Award Plan;

(vi)	expand the categories of individuals who are “eligible employees” who are eligible to participate in the Share Award Plan;

(vii)	extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Share Award Plan;

(viii)
permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or

(ix)	change the amendment provisions of the Share Award Plan.

In addition, no amendment to the Share Award Plan or any Share Awards granted pursuant thereto may be made without the consent of an Share Award Plan participant if it adversely alters or impairs the rights of such participant in respect of any Share Award previously granted to such participant under the Share Award Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 15, 2019, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Shares Held in the United States

The following table indicates, as of February 28, 2019, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with US addresses, the portion of the outstanding common shares held by US holders of record, and the percentage of common shares held by US holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding(1)	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record(1)	Percentage of Common Shares Held by US Holders of Record
182	18,660,903	50	10,914,291	58.49%

Notes:

1)	Common shares have been adjusted retroactively for the Share Consolidation.

Change of Control

As of March 15, 2019, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).

In November 2017, with the signing of a regional licensing agreement with upfront license fees, the Company triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement. As at December 31, 2017, US$178,125 was included in accounts payable and accrued liabilities. As at December 31, 2018, the liability was fully paid (see Notes 10 and 12 in our audited consolidated financial statements included under Item 18).

Since the beginning of the fiscal year ended December 31, 2018 up to March 15, 2019, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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

Our Common Shares are traded on the TSX and on the Nasdaq Capital Market under the symbol ONC and ONCY, respectively. Between November 5, 2015 and June 1, 2018, our Common Shares traded on the OTCQX International ("OTCQX") under the symbols ONCYF and ONCYD, after our Common Shares were delisted from the Nasdaq on November 5, 2015. On June 1, 2018, our Common Shares were approved for listing and commenced trading on the Nasdaq Capital Market. The last reported sales price of our common shares on March 12, 2019 on the TSX was Cdn$2.56 and on the Nasdaq was US$1.91. The following table sets forth the high and low per share sales prices for our common shares on the Nasdaq and TSX for the periods indicated. In relation to the OTCQX, the following quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. The following table sets forth the range of high and low bid prices during the periods indicated on the OTCQX. Share prices for all periods have been retroactively adjusted for the Share Consolidation.

Common Shares
	OTCQX		NASDAQ		TSX
	High	Low	High	Low	High	Low
2014	N/A	N/A	18.91	3.80	20.90	4.28
2015	3.52	2.28	11.02	2.76	13.68	3.33
2016	5.42	1.43	N/A	N/A	7.13	2.00
2017	7.79	1.90	N/A	N/A	10.45	2.47
2018	8.55	4.28	7.40	1.64	10.67	2.26

2017
Quarter 1	4.56	1.90	N/A	N/A	6.08	2.47
Quarter 2	7.79	3.14	N/A	N/A	10.45	4.18
Quarter 3	5.32	3.61	N/A	N/A	6.56	4.56
Quarter 4	5.70	4.09	N/A	N/A	7.32	5.13

2018
Quarter 1	8.55	4.28	N/A	N/A	10.67	5.52
Quarter 2	8.20	4.45	7.40	4.89	10.65	5.81
Quarter 3	N/A	N/A	6.04	3.77	8.00	4.94
Quarter 4	N/A	N/A	4.33	1.64	5.47	2.26
September	N/A	N/A	5.12	3.77	6.52	4.94
October	N/A	N/A	4.33	2.60	5.47	3.41
November	N/A	N/A	3.20	2.13	4.12	2.82
December	N/A	N/A	2.61	1.64	3.44	2.26

2019
January	N/A	N/A	2.50	1.76	3.25	2.43
February	N/A	N/A	2.37	1.95	3.13	2.55
March (1 – 12)	N/A	N/A	2.14	1.80	2.87	2.40

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

Our Common Shares, no par value, are traded/quoted on the Nasdaq and the TSX under the symbol “ONCY" and “ONC”, respectively.

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

On November 16, 2017, the Company announced that it had, through its subsidiary, Oncolytics Biotech (Barbados) Inc., entered into the Licensing Agreement with Adlai, a biopharmaceutical company focused on discovering and developing new treatments for cancer and metabolic diseases.

Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, Oncolytics is entitled to receive an upfront payment of approximately US$5.3 million; payment of US$7.9 million upon certain regulatory milestones being achieved; and payment of up to US$65.4 million upon certain clinical, regulatory and commercialization milestones being achieved. Oncolytics is also eligible to receive royalty payments in excess of 10% associated with the commercialization of pelareorep for all indications, subject to regulatory approval.

Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory and commercialization activities respecting pelareorep in the Territories. Oncolytics will maintain exclusive rights to pelareorep outside of the Territories and will be responsible for all development activities respecting pelareorep outside of the Territories.

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

Passive Foreign Investment Company Rules
PFIC Status of the Company
If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2018, and based on current business plans and financial expectations, the Company anticipates that it may be a PFIC for its current tax year and subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.
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

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at https://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (https://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 210 – 1167 Kensington Crescent, NW, Calgary, Alberta, Canada, T2N 1X7, Attention:  Kirk Look.  Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolyticsbiotech.com.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in

Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2018, the Company’s internal control over financial reporting was effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firms

The Auditor Attestation Report is included in the Ernst & Young LLP Independent Auditor's Report, included in the Company's financial statements, beginning on page F-1 of this annual report on Form 20-F.

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

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Accounting Officer that applies to our Chief Executive Officer, Chief Financial Officer and Controller.  A copy of this Code of Ethics may be found on the Company’s website at https://www.oncolyticsbiotech.com.  Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 210 – 1167 Kensington Crescent, NW, Calgary, Alberta, Canada, T2N 1X7, Attention:  Kirk Look  Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolyticsbiotech.com.

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2018. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2018.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2018, 2017, and 2016, Ernst & Young LLP received the following fees:

	2018	2017	2016
Item	$	$	$
Audit fees	190,342	104,555	163,910
Audit-related fees	183,865	144,327	152,145
Tax fees	19,647	19,037	40,843
All other fees	—	—	—

Audit Fees

Audit fees were for professional services rendered by Ernst & Young, LLP for the audit of our annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading Audit Fees above. These services consisted of review of interim financial statements, accounting consultations, assistance with prospectus filings and matters relating to the provision of a consent letter for various filings.

Tax Fees

Tax fees were for tax return preparations, scientific research and development return and other tax consultation fees.

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

None

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None

ITEM 16G. CORPORATE GOVERNANCE

NASDAQ CORPORATE GOVERNANCE

Our common shares are quoted for trading on the Nasdaq Capital Market. Section 5615(a)(3) of the Nasdaq Marketplace Rules permits the Nasdaq to grant exemptions to a foreign private issuer for the provisions of the Rule 5600 series, Rule 5250 (d), and Rules 5210(c) and 5255 related to qualitative listing requirements. We are organized under the laws of the Province of Alberta and our common shares are listed for trading on The Toronto Stock Exchange. We comply with the laws of the Province of Alberta and rules and regulations of The Toronto Stock Exchange, including rules related to corporate governance practices. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to the Nasdaq Marketplace Rules is as follows:

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-26.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Material Contracts
4.1(b)*	Services Agreement, dated October 16, 2002, between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill
4.2(c)*	Amending Agreement No. 1, dated January 6, 2005, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.3(c)*	Employment Agreement, dated January 12, 2007, between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty
4.4(c)*	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Scientific Officer, Matthew Coffey
4.5(c)*	Executive Employment Agreement, dated May 29, 2007, between the Company and its Chief Medical Officer, Dr. Karl Mettinger
4.6(c)*	Executive Employment Agreement, dated May 30, 2007, between the Company and its Chief Financial Officer, Douglas Ball
4.7(c)*	Executive Employment Agreement, dated June 6, 2007, between the Company and its Chief Executive Officer, Bradley Thompson
4.8(c)*	Amending Agreement No. 1, dated December 3, 2007, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.9(c)*	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Financial Officer, Douglas Ball, dated May 30, 2007
4.10(c)*	Amendment No.1, dated March 7, 2008, between the Company and its Chief Scientific Officer, Matthew Coffey, dated May 29, 2007
4.11(c)*	Amendment No. 1, dated March 7, 2008, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.12(c)*	Amendment No. 1, dated March 20, 2008, to the Employment Agreement between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty, dated January 12, 2007
4.13(c)*	Amendment No. 1, dated March 28, 2008, to the Executive Employment Agreement between the Company and its Chief Medical Officer, Dr. Karl Mettinger, dated May 29, 2007
4.14(c)*	Amendment No. 2, dated March 31, 2008, to the Services Agreement between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill, dated October 16, 2001
4.15(d)*	Executive Employment Agreement, dated January 26, 2009, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Karl Mettinger
4.16(d)*	Executive Employment Agreement, dated January 22, 2009 between the Company and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.17(e)*	Amendment No. 2, dated January 1, 2011, to the Executive Employment Agreement between the Company and its Chief Executive Officer, Bradley Thompson, dated June 6, 2007
4.18(f)*	Employment Agreement, dated January 1, 2011 between the Company and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.19(f)*	Executive Employment Agreement, dated November 10, 2011 between the Company and its Senior Vice President of Clinical Development and Chief Medical Officer, Gerard T. Kennealey.
4.20(g)*	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Operating Officer, Matthew Coffey
4.21(g)*	Executive Employment Agreement, dated September 27, 2012, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.22(g)*	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Financial Officer, Kirk Look
4.23(g)*	Executive Employment Agreement, dated March 22, 2013, between the Company and its Chief Executive Officer, Bradley Thompson
4.24(h)*	Amending Agreement, dated March 12, 2014, between the Company and its Chief Executive Officer, Bradley Thompson
4.25(h)*	Amending Agreement, dated March 12, 2014, between the Company and its Chief Financial Officer, Kirk Look
4.26(h)*	Amending Agreement, dated March 12, 2014, between the Company and its Chief Operating Officer, Matthew Coffey
4.27(i)*	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.28(i)*	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Vice President, Intellectual Property, Mary Ann Dillahunty.
4.29(i)*	Amending Agreement, dated March 12, 2015, between the Company and its Chief Executive Officer, Bradley Thompson
4.30(i)*	Amending Agreement, dated March 12, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.31(i)*	Amending Agreement, dated March 12, 2015, between the Company and its Chief Financial Officer, Kirk Look
4.32(i)*	Amending Agreement, dated March 12, 2015, between the Company and its Chief Operating Officer, Matthew Coffey
4.33(j)*	Amending Agreement, dated March 8, 2016, between the Company and its Chief Executive Officer, Bradley Thompson
4.34(j)*	Amending Agreement, dated March 8, 2016, between the Company and its Chief Financial Officer, Kirk Look
4.35(j)*	Amending Agreement, dated March 8, 2016, between the Company and its Chief Operating Officer, Matthew Coffey
4.36(j)*	Amending Agreement, dated November 10, 2015, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.37(j)*	Amending Agreement, dated March 8, 2016, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Medical and Clinical Affairs Chief Medical Officer, Dr. Alan Tuchman
4.38(j)*	Amending Agreement, dated March 8, 2016, between Oncolytics Biotech (U.S.) Inc. and its Senior Vice President, Clinical and Regulatory Affairs, George Gill.
4.39(k)*	Executive Employment Agreement, dated October 27, 2016, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Andres Gutierrez.
4.40(k)*	Amending Agreement, dated February 23, 2017, between the Company and its Chief Executive Officer, Matthew Coffey.
4.41(k)*	Amending Agreement, dated February 23, 2017, between the Company and its Chief Financial Officer, Kirk Look.
4.42(k)*	Settlement Agreement and Release, dated December 5, 2016 between the Company and its former Chief Executive Officer, Brad Thompson.
4.43(l)*	Employment Agreement, dated June 29, 2017 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.44(l)#	License, development, supply and distribution agreement with Adlai Nortye Biopharma Co., Ltd dated November 14, 2017
4.45(l)*	Amending Agreement, dated March 8, 2018, between the Company and its Chief Executive Officer, Matthew Coffey.
4.46(l)*	Amending Agreement, dated March 8, 2018, between the Company and its Chief Financial Officer, Kirk Look.
4.47(l)*	Amending Agreement, dated March 8, 2018 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.48(l)*	Amending Agreement, dated March 8, 2018, between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Dr. Andres Gutierrez.

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2018
15.2	Consent of Ernst & Young LLP
101.1	Interactive Data Files (XBRL-Related Documents)

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
(l) Previously filed with the SEC on Form 20-F dated March 19, 2018.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 15, 2019

ONCOLYTICS BIOTECH INC.

/s/ Matthew Coffey	/s/ Kirk Look
Matthew Coffey, PhD, MBA	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2018 and 2017

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

The consolidated financial statements include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until after the balance sheet date. Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements. The financial information presented elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for preparation of financial statements.

Ernst & Young LLP, an independent firm of Charter Professional Accountants, has been engaged, as approved by a vote of the shareholders' at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:

–	the Company's consolidated financial statements as at and for the year ended December 31, 2018; and

–	the effectiveness of the Company's internal control over financial reporting as at December 31, 2018.

Ernst & Young have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board, which is comprised entirely of independent directors. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board on the recommendation of the Audit Committee.

/s/ Matt Coffey	/s/ Kirk Look

Matt Coffey, PhD, MBA	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

The following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

1.	Management is responsible for establishing and maintaining adequate internal control over the company’s financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control - Integrated Framework to evaluate the effectiveness of the company’s internal control over financial reporting.

3.
Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2018, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2018. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company’s internal control over financial reporting as at December 31, 2018 has been audited by Ernst & Young, independent auditor, as stated in their report which appears herein.

/s/ Matt Coffey	/s/ Kirk Look

Matt Coffey, PhD, MBA	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oncolytics Biotech Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 7, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 1999.

Calgary, Canada
March 7, 2019

Report on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Oncolytics Biotech Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Oncolytics Biotech Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework),” (the COSO criteria). In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, the consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three years ended December 31, 2018, and the related notes, and our report dated March 7, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

Oncolytics Biotech Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Oncolytics Biotech Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Oncolytics Biotech Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Calgary, Canada
March 7, 2019

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2018 $	2017 $
Assets
Current assets
Cash and cash equivalents	5	13,699,881	11,836,119
Contract receivable	10	—	4,767,100
Other receivables		51,650	37,726
Prepaid expenses		700,986	1,176,063
Total current assets		14,452,517	17,817,008
Non-current assets
Property and equipment	6	412,736	333,441
Total non-current assets		412,736	333,441

Total assets		14,865,253	18,150,449
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,825,853	3,684,023
Contract liability	10	927,400	1,545,645
Other liabilities	11	61,322	—
Total current liabilities		2,814,575	5,229,668
Non-current liabilities
Contract liability	10	5,802,887	4,636,935
Other liabilities	11	52,428	—
Total non-current liabilities		5,855,315	4,636,935

Total liabilities		8,669,890	9,866,603
Commitments and contingencies	11, 12 and 17
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2018 – 17,399,749 December 31, 2017 – 141,805,722 pre-consolidation December 31, 2017 – 14,926,840 post-consolidation	7	285,193,061	271,710,138
Warrants	7	3,617,570	3,617,900
Contributed surplus	8	28,260,613	27,028,238
Accumulated other comprehensive income		607,504	373,730
Accumulated deficit		(311,483,385)	(294,446,160)
Total shareholders’ equity		6,195,363	8,283,846
Total liabilities and equity		14,865,253	18,150,449
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2018 $	2017 $	2016 $

Expenses
Research and development	8, 19, 20	9,417,888	9,392,623	9,770,007
Operating	8, 19, 20	7,244,791	6,212,831	5,524,500
Loss before the following		(16,662,679)	(15,605,454)	(15,294,507)
Interest		173,496	130,101	163,902
Loss before income taxes		(16,489,183)	(15,475,353)	(15,130,605)
Income tax expense	13	(548,042)	(141,498)	(9,374)
Net loss		(17,037,225)	(15,616,851)	(15,139,979)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment		233,774	(180,330)	(206,918)
Net comprehensive loss		(16,803,451)	(15,797,181)	(15,346,897)
Basic and diluted loss per common share	9	(1.06)	(1.12)	(1.20)
Weighted average number of shares (basic and diluted)		16,016,366	13,936,387	12,618,942
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2015		261,324,692	—	26,277,966	760,978	(263,689,330)	24,674,306

Net loss and other comprehensive income		—	—	—	(206,918)	(15,139,979)	(15,346,897)
Issued pursuant to incentive share award plan	8	41,000	—	(41,000)	—	—	—
Issued pursuant to "At the Market" Agreement	7	1,456,296	—	—	—	—	1,456,296
Share based compensation	8	—	—	406,078	—	—	406,078
Share issue costs	7	(500,163)	—	—	—	—	(500,163)
As at December 31, 2016		262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620

Net loss and other comprehensive loss		—	—	—	(180,330)	(15,616,851)	(15,797,181)
Issued pursuant to stock option plan	8	536,949	—	(193,509)	—	—	343,440
Issued pursuant to "At the Market" Agreement	7	2,348,821	—	—	—	—	2,348,821
Issued pursuant to public offering	7	7,893,600	3,617,900	—	—	—	11,511,500
Share based compensation	8	—	—	578,703	—	—	578,703
Share issue costs	7	(1,391,057)	—	—	—	—	(1,391,057)
As at December 31, 2017		271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846

Net loss and other comprehensive income		—	—	—	233,774	(17,037,225)	(16,803,451)
Issued pursuant to "At the Market" Agreement	7	620,010	—	—	—	—	620,010
Issued pursuant to public offering	7	11,606,882	—	—	—	—	11,606,882
Issued pursuant to Common Stock Purchase Agreement	7	3,314,097	—	—	—	—	3,314,097
Issued pursuant to stock option plan	8	197,245	—	(73,707)	—	—	123,538
Issued pursuant to incentive share award plan	8	109,751	—	(109,751)	—	—	—
Issued pursuant to warrant agreement	7	1,747	(330)	—	—	—	1,417
Share based compensation	8	—	—	1,415,833	—	—	1,415,833
Share issue costs	7	(2,366,809)	—	—	—	—	(2,366,809)
As at December 31, 2018		285,193,061	3,617,570	28,260,613	607,504	(311,483,385)	6,195,363
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2018 $	2017 $	2016 $

Operating Activities
Net loss for the year		(17,037,225)	(15,616,851)	(15,139,979)
Depreciation - property and equipment		95,375	90,768	162,233
Share based compensation	8, 19, 20	1,415,833	578,703	406,078
Unrealized foreign exchange gain		(374,337)	(124,793)	(139,810)
Onerous lease contract	11	67,588	—	—
Amortization - lease incentive liability	11	8,189	—	—
Net change in non-cash working capital	16	3,904,339	180,855	2,233,865
Cash used in operating activities		(11,920,238)	(14,891,318)	(12,477,613)
Investing Activities
Acquisition of property and equipment	6	(107,466)	(105,765)	(23,527)
Redemption (purchase) of short-term investments		—	2,088,800	(27,823)
Cash (used in) provided by investing activities		(107,466)	1,983,035	(51,350)
Financing Activities
Proceeds from Common Stock Purchase Agreement	7	2,533,980	—	—
Proceeds from "At the Market" equity distribution agreement	7	451,675	2,103,166	956,133
Proceeds from public offering	7	10,188,526	10,366,098	—
Proceeds from exercise of stock options	8	123,538	343,440	—
Proceeds from exercise of warrants	7	1,417	—	—
Cash provided by financing activities		13,299,136	12,812,704	956,133
Increase (decrease) in cash		1,271,432	(95,579)	(11,572,830)
Cash and cash equivalents, beginning of year		11,836,119	12,034,282	24,016,275
Impact of foreign exchange on cash and cash equivalents		592,330	(102,584)	(409,163)
Cash and cash equivalents, end of year		13,699,881	11,836,119	12,034,282
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2018, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 7, 2019. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep emphasizes three programs: chemotherapy combinations to assist the escape of the virus from the vasculature and enhance its distribution in the tumor; immuno-therapy combinations to create an inflamed phenotype promoting synergies with immune checkpoint inhibitors; and immune modulator/targeted combinations to upregulate natural killer cells promoting synergies with targeted therapies.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Financial instruments

Classification and measurement
Financial assets
Financial assets are initially measured at fair value. In the case of a financial asset not at fair value through profit or loss, the financial asset is initially measured at fair value plus or minus transaction costs.

Under IFRS 9 Financial Instruments ("IFRS 9"), financial assets are subsequently measured at amortised cost, fair value through profit or loss (FVPL), or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the financial asset’s contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

Our financial assets include cash and cash equivalents and other receivables. The classification and measurement of these financial assets are at amortized cost, as these assets are held within our business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion.

Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost. Our financial liabilities include trade accounts payable.

Impairment
Under IFRS 9, accounting for impairment losses for financial assets uses a forward-looking expected credit loss (ECL) approach.

IFRS 9 requires that we record a loss allowance for ECLs on all financial assets not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

We applied the simplified approach permitted by IFRS 9 and calculated ECLs based on lifetime expected credit losses. We have established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

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
Research and development costs
Research costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. We generally accrue costs associated with the treatment phase of clinical trials based on the total estimated cost of the treatment phase on a per patient basis and we expense the per patient cost ratably over the estimated patient treatment period based on patient enrollment in the trials. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). The pricing for the contract was based on the specific negotiations with Adlai and includes non-refundable upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.
Under the Licensing Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property, and therefore recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress towards completion of the performance obligation using the input method. Under the input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
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
Share based payments
Stock option plan
We have one stock option plan (the “Option Plan”) available to officers, directors, employees and consultants with grants under the Option Plan approved from time to time by our Board of Directors (the “Board”). Under the Option Plan, the exercise price of each option is set at equal to or higher than the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant. Exercised stock options are settled with common shares issued from treasury.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

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
Adoption of New Accounting Standards

IFRS 9 Financial Instruments
IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018. IFRS 9 includes guidance on the classification and measurement of financial assets and financial liabilities and impairment of financial assets.

We have applied IFRS 9 retrospectively, with the initial application date of January 1, 2018. Under IAS 39, our financial assets were classified as follows: cash and cash equivalents - held for trading and other receivables - loans and receivables. Under IFRS 9, our financial assets, consisting of cash and cash equivalents and other receivables, were classified at amortized cost. There were no changes to the measurement of our financial assets and liabilities or adjustments to comparative information as a result of the adoption of IFRS 9.
Accounting Standards and Interpretations Issued but Not Yet Effective

IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), which replaces IAS 17 - Leases (“IAS 17”) and related interpretations. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12-months or less or the underlying asset has a low value. We are currently finalizing the accounting relative to this new standard and will adopt IFRS 16 on January 1, 2019 using the modified retrospective approach. In applying IFRS 16, we expect to elect most of the available practical expedients, including:

•	Exemption for short-term leases that have a remaining lease term of less than 12 months as at Jan 1, 2019;

•	Excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

•
Measuring the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of lease incentive liability relating to that lease recognized in the statement of financial position immediately before the date of initial application.

We expect that the adoption of this standard will have a material impact on our consolidated statement of financial position related to the recognition of right-of-use assets and lease liabilities, but is not expected to have a material impact on the consolidated statements of loss and comprehensive loss or cash flows.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

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

Revenue recognition
We entered into a Licensing Agreement which provides, among other payments, for upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress towards completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
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

Income taxes
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

Note 5: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $9,977,409 (December 31, 2017 – $9,204,919).  The current annual interest rate earned on these deposits is 2.71% (December 31, 2017 – 1.38%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2016	197,870	705,375	214,085	89,466	466,635	1,673,431
Additions, net of foreign exchange impact	—	24,778	11,811	—	67,665	104,254
Disposals	—	(48,168)	—	—	—	(48,168)
As at December 31, 2017	197,870	681,985	225,896	89,466	534,300	1,729,517
Additions, net of foreign exchange impact	—	88,202	21,542	15,763	49,163	174,670
Disposals	(137,492)	(424,246)	—	—	(85,096)	(646,834)
As at December 31, 2018	60,378	345,941	247,438	105,229	498,367	1,257,353

Amortization
As at December 31, 2016	144,969	554,174	137,624	64,167	452,542	1,353,476
Amortization for the year	9,365	43,558	9,710	4,620	23,515	90,768
Disposals	—	(48,168)	—	—	—	(48,168)
As at December 31, 2017	154,334	549,564	147,334	68,787	476,057	1,396,076
Amortization for the year	7,622	49,635	10,415	4,041	23,662	95,375
Disposals	(137,492)	(424,246)	—	—	(85,096)	(646,834)
As at December 31, 2018	24,464	174,953	157,749	72,828	414,623	844,617

Net book value
As at December 31, 2018	35,914	170,988	89,689	32,401	83,744	412,736
As at December 31, 2017	43,536	132,421	78,562	20,679	58,243	333,441

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 7: Share Capital
Authorized:
Unlimited number of no par value common shares

Share Consolidation:
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 2017 warrants will entitle the holder to purchase one whole common share until June 1, 2022.

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2015	118,151,622	261,324,692	—	—
Issued pursuant to incentive share award plan	100,000	41,000	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	3,006,600	1,456,296	—	—
Share issue costs	—	(500,163)	—	—
Balance, December 31, 2016	121,258,222	262,321,825	—	—
Issued pursuant to stock option plan	801,000	536,949	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	3,301,500	2,348,821	—	—
Issued pursuant to public offering(b)	16,445,000	7,893,600	16,445,000	3,617,900
Share issue costs	—	(1,391,057)	—	—
Balance, December 31, 2017	141,805,722	271,710,138	16,445,000	3,617,900
Issued pursuant to "At the Market" equity distribution agreement(a)	519,500	553,650	—	—
Share issue costs	—	(33,335)	—	—
Issued pursuant to stock option plan	71,000	38,269	—	—
Balance, May 22, 2018 - pre-consolidation	142,396,222	272,268,722	16,445,000	3,617,900
Balance, May 22, 2018 - post-consolidation	14,988,995	272,268,722	16,445,000	3,617,900
Issued pursuant to public offering(c)	1,532,278	11,606,882	—	—
Issued pursuant to warrant agreement(b)	157	1,747	(1,500)	(330)
Issued pursuant to stock option plan	34,329	158,976	—	—
Issued pursuant to incentive share award plan	28,297	109,751	—	—
Issued pursuant to Common Stock Purchase Agreement(d)	797,691	3,314,097	—	—
Issued pursuant to "At the Market" equity distribution agreement(e)	18,002	66,360	—	—
Share issue costs	—	(2,333,474)	—	—
Balance, December 31, 2018	17,399,749	285,193,061	16,443,500	3,617,570

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

(a)
On February 25, 2016, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of up to $4.6 million which allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2018, we sold 519,500 pre-consolidation shares (approximately 54,684 post-consolidation shares) (2017 - 3,301,500 pre-consolidation shares (approximately 347,526 post-consolidation shares) common shares for gross proceeds of $553,650 (2017 - $2,348,821). We incurred share issue costs of $33,335 (2017 - $245,655).

(b)
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one pre-consolidation common share with an ascribed value of $0.48 (0.106 post-consolidation common share with an ascribed value of $4.56) and one pre-consolidation common share purchase warrant with an ascribed value of $0.22 (one post-consolidation common share purchase warrant with an ascribed value of $2.09). Each pre-consolidation common share purchase warrant entitled the the holder to purchase one pre-consolidation common share at an exercise price of $0.95. Following the Share Consolidation, 9.5 pre-consolidation common share purchase warrants entitles the holder to purchase one post-consolidation common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. The post-consolidation common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $23.75 for 15 consecutive trading dates. The ascribed value was determined using the relative fair value method. The ascribed value of the common share purchase warrants was determined using the Black Scholes option pricing model. We incurred share issue costs of $1,145,402.

(c)
On June 5, 2018, pursuant to an underwritten public offering, 1,532,278 common shares were sold at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

(d)
On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement and at our sole discretion, we may sell up to US$26,000,000 worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on the prevailing market prices immediately preceding the notice of sale without any fixed discount. Subject to the terms of the Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. We can terminate the Agreement at any time at our sole discretion without any monetary cost or penalty.

Upon signing of the Agreement, LPC purchased 248,762 common shares for gross proceeds of US$1,000,000. In consideration for entering into the Agreement, we issued an initial commitment fee of 110,754 common shares to LPC valued at fair value of US$455,000. An additional 110,754 common shares will be issued on a pro rata basis under the terms of the Agreement as an additional commitment fee. 4,260 additional commitment fee common shares valued at fair value of US$17,501 were issued upon signing of the Agreement. Subsequent to the signing of the Agreement, we issued 429,420 common shares for gross proceeds of US$1,055,207 and 4,495 commitment shares. The commitment shares have been valued at fair value of US$11,189 and have been recorded as additional share issue costs. The initial commitment fee and additional commitment fee common shares were recorded as share issue costs in addition to cash share issue costs of $208,726.

(e)
On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30,000,000 over the next 19 months through the facilities of the NASDAQ in the United States. During 2018, we sold 18,002 common shares for gross proceeds of US$50,046. We incurred share issue costs of $135,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Warrants

The following table summarizes our outstanding warrants at December 31, 2018:

Exercise Price	Outstanding, Beginning of the Year	Exercised During the Year	Outstanding, End of the Year(1)	Weighted Average Remaining Contractual Life (years)
$9.025	16,445,000	(1,500)	16,443,500	3.42
(1)     Exercisable into 1,730,894 common shares.

Note 8: Share Based Payments

Share Consolidation:
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio.
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2018		2017		2016
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	647,156	13.20	912,995	17.42	901,114	20.58
Granted during the year	750,467	4.97	42,625	4.60	165,460	2.67
Forfeited during the year	(105,338)	11.67	(211,847)	32.80	(77,629)	6.18
Expired during the year	(1,122)	13.78	(12,302)	21.13	(75,950)	34.27
Exercised during the year	(41,802)	2.96	(84,315)	4.07	—	—
Outstanding, end of the year	1,249,361	8.73	647,156	13.20	912,995	17.42
Options exercisable, end of the year	777,245	11.04	573,984	14.36	689,883	22.03
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2018:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$2.47 - $3.99	711,827	5.95	3.21	442,231	3.25
$4.84 - $7.81	335,092	3.76	7.21	132,572	7.09
$13.77 - $19.00	92,308	4.63	16.94	92,308	16.94
$20.23 - $36.96	51,777	2.71	32.29	51,777	32.29
$38.09 - $63.84	58,357	2.93	50.85	58,357	50.85
	1,249,361	4.99	8.73	777,245	11.04

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Non-exercisable options vest annually over periods ranging from one to three years.
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2018	2017	2016
Risk-free interest rate	2.02%	1.18%	0.82%
Expected hold period to exercise	3.0 years	3.0 years	3.0 years
Volatility in the price of the Company's shares	81.15%	90.73%	94.84%
Rate of forfeiture	3.67%	3.67%	3.67%
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$2.67	$2.65	$1.59

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

	2018	2017	2016
Outstanding, beginning of the year	190,407	139,237	38,823
Granted during the year	102,855	51,170	110,940
Forfeited during the year	(4,210)	—	(10,526)
Vested during the year	(28,297)	—	—
Outstanding, end of the year	260,755	190,407	139,237
(1)The weighted average fair value of the RSUs granted was $3.35 in 2018 (2017 - $5.96; 2016 - $2.92).
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

	2018	2017	2016
Outstanding, beginning of the year	94,734	88,419	—
Granted during the year	—	6,315	157,892
Forfeited during the year	(31,578)	—	(69,473)
Outstanding, end of the year	63,156	94,734	88,419
(1)     The weighted average fair value of the PSUs granted was nil in 2018 (2017 - $3.33; 2016 - $3.38).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

We have reserved 1,739,975 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs for the year ended December 31, 2018 was $1,415,833 (2017 - $578,703; 2016 - $406,078).

Note 9: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2018 of 16,016,366 (2017 - 13,936,387; 2016 - 12,618,942). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Contract Liability and Receivable

Regional licensing agreement
We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Warrant purchase agreement
We also entered into a warrant purchase agreement with Adlai. Under the terms of the warrant purchase agreement, we were entitled to receive two milestone payments totaling US$8 million made up of two common share purchase warrants:

•
One common share purchase warrant of US$2 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant when the first patient is enrolled in the phase 3 metastatic breast cancer study or six months after execution of the Agreement, whichever is later. As at December 31, 2018, this common share purchase warrant expired unexercised.

•
One common share purchase warrant of US$6 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant upon the enrollment of the 50th patient in the phase 3 metastatic breast cancer study.

Contract liability
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2018	2017
Balance, beginning of the year	6,182,580	—
Regional licensing agreement	547,707	6,182,580
Revenue recognized in the year	—	—
Balance, end of the year	6,730,287	6,182,580

Contract liability - current	927,400	1,545,645
Contract liability - non-current	5,802,887	4,636,935
	6,730,287	6,182,580

Contract receivable
Our contract receivable due from Adlai at December 31, 2018 is nil (December 31, 2017 - $4,767,100 (US$3,800,000)). On collection of the contract receivable, an income tax expense of $547,707 was recorded with a corresponding credit to the contract liability.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 11: Commitments

We are committed to payments totaling $8,199,509 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next year.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. In 2018, we entered into a new multi-year lease agreement which provided for lease incentives of $77,911 to be recognized over the lease term. We also recorded an onerous lease provision related to the old lease of $67,588 as a result of this lease agreement. Annual payments under the terms of these leases are as follows:

Amount $
2019	423,718
2020	371,282
2021	166,575
961,575

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

Note 12: Contingencies

Assumption Agreement
In 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Share Purchase Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2018, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell pelareorep to the public or the approval of a new drug application for pelareorep.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Share Purchase Agreement upon realization of sales of pelareorep.  If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 10.75% (2017 - 10.75%) of the royalty payments and other payments received.  Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.15% (2017 - 2.15%) of Net Sales received for such products.

BRI “Work in Kind” Contribution
We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2018, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 13: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2018	2017	2016
Loss before income taxes	(16,489,183)	(15,475,353)	(15,130,605)
Statutory Canadian corporate tax rate	27.00%	27.00%	27.00%
Anticipated tax recovery	(4,452,079)	(4,178,345)	(4,085,263)
Foreign jurisdiction tax rate difference	3,312,963	2,899,190	2,184,796
Employee stock based compensation	382,275	156,250	109,641
Adjustment to opening tax pools	(238,222)	162,162	(39,569)
Other permanent differences	(35,912)	53,039	100,525
Change in deferred tax benefits deemed not probable to be recovered	1,579,017	1,051,725	1,739,557
Current income taxes	548,042	144,021	9,687
Adjustment in respect to prior periods	—	(2,523)	(313)
Net current tax expense	548,042	141,498	9,374

As at December 31, 2018, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,472,000
2035	3,125,000
2036	6,430,000
2037	4,812,000
2038	5,083,000
62,357,000

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

As at December 31, 2018, we have the following non-refundable federal investment tax credits for income tax purposes in Canada:

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

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2018 $	2017 $	2016 $
Net operating losses carried forward	20,664,345	19,160,218	17,821,631
Scientific research and experimental development	7,406,169	7,406,099	7,394,707
Investment tax credits	3,988,606	3,988,325	3,990,664
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,949,611	1,927,640	1,908,654
Share issue costs	696,346	493,343	432,659
Net capital losses carried forward	7,598	7,598	7,598
Unrecognized deferred tax asset	34,712,675	32,983,223	31,555,913

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 14: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity and cash and cash equivalents in the definition of capital.

	2018 $	2017 $
Cash and cash equivalents	13,699,881	11,836,119
Shareholders’ equity	6,195,363	8,283,846

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

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

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in September 2018 and our ATM equity offering sales agreement in October 2018 (see Note 7). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2018.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 15: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables and accounts payable. As at December 31, 2018, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2018 by approximately $19,006.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2018 by approximately $31,029. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2018 by approximately $9,209.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2018 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	8,889,796	26,936	31,499
Accounts payable	(304,801)	(32,735)	(661)
	8,584,995	(5,799)	30,838

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 14. Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 16: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2018 $	2017 $	2016 $
Change in:
Contract receivable	4,767,100	(4,767,100)	—
Other receivables	(13,924)	16,680	285,653
Prepaid expenses	475,077	(915,222)	245,828
Accounts payable and accrued liabilities	(1,858,170)	(384,641)	1,359,172
Contract liability	547,707	6,182,580	—
Other liabilities	(27,982)	—	—
Non-cash impact of foreign exchange	14,531	48,558	343,212
Change in non-cash working capital related to operating activities	3,904,339	180,855	2,233,865

Other Cash Flow Disclosures

	2018 $	2017 $	2016 $
Cash interest received	173,496	130,101	163,902
Cash taxes paid	15,728	136,163	4,468

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

Note 18: Economic Dependence

We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the US to produce the clinical grade pelareorep required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program. We have used another toll manufacturer in the U.K. that has also produced clinical grade pelareorep at a smaller scale. We have attempted to mitigate this risk by producing sufficient pelareorep in advance of patient enrollment in a particular clinical trial.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

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

	2018 $	2017 $	2016 $
Included in research and development expenses:
Realized foreign exchange (gain) loss	(1,995)	(120,794)	104,851
Unrealized non-cash foreign exchange (gain) loss	(608,111)	55,538	67,109
Non-cash share based compensation	735,292	230,141	233,919

Included in operating expenses
Depreciation - property and equipment	95,375	90,768	162,233
Non-cash share based compensation	680,541	348,562	172,159
Office minimum lease payments	331,769	231,509	148,600
Onerous lease contract	67,588	—	—
Amortization - lease incentive liability	8,189	—	—

Note 20: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2018 $	2017 $	2016 $
Short-term employee compensation and benefits	2,680,621	2,596,082	2,753,553
Termination benefits	—	779,666	1,330,828
Share-based payments	1,067,195	459,298	372,008
	3,747,816	3,835,046	4,456,389

Assumption Agreement
In November 2017, with the signing of the Licensing Agreement with upfront license fees (see Note 10), the Company triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement (see Note 12). As at December 31, 2018, the liability was nil (December 31, 2017 - US$178,125 was included in accounts payable and accrued liabilities).