Form 20-F
period 2019-12-31
ONCOLYTICS BIOTECH INC
filed 2020-03-06
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2019

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
Tel: (403) 670-7377
E-mail: info@oncolytics.ca

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	ONCY	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 32,198,453 common shares as at December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted ursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒
No ☐

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our products, including pelareorep, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to being subject to government manufacturing and testing regulations;

•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential products liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to events outside of our control, such as natural disasters, wars or health epidemics;

•	risks related to our dependence on third-party relationships for research and clinical trials;

•	risks related to our license, development, supply and distribution agreement (the “Licensing Agreement”) with Adlai Nortye Biopharma Co. Ltd. (“Adlai”);

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to other third-party arrangements;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law, including those relating to the enforcement of judgments obtained in Canada or the United States;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to data privacy laws;

•	risks related to our information technology systems and security breaches;

•	risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

•	risks related to our status as a foreign private issuer;

•	risk related to possible “passive foreign investment company” status;

•	risks related to fluctuations in interest rates;

•	risks related to information technology systems; and

•	risks related to our common shares.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below.  If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.  Investors should consult our quarterly and annual filings with the securities commissions or similar regulatory authorities in Canada and the SEC for additional information on risks and uncertainties relating to forward-looking statements.  We do not assume responsibility for the accuracy and completeness of these statements.

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

The selected financial data presented below for the five years ended December 31, 2019 is presented in Canadian dollars and is derived from our consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth below should be read in conjunction with our consolidated financial statements (including notes thereto) included under Item 18 and "Operating and Financial Review and Prospects" included under Item 5.

	2019	2018	2017	2016	2015
	$	$	$	$	$
Revenues	—	—	—	—	—
Net loss(1)(3)	(33,122,888)	(17,037,225)	(15,616,851)	(15,139,979)	(13,722,995)
Net comprehensive loss	(33,266,291)	(16,803,451)	(15,797,181)	(15,346,897)	(13,242,060)
Basic and diluted loss per share(1)(2)(4)	(1.50)	(1.06)	(1.12)	(1.20)	(1.16)
Total assets(4)	19,657,865	14,865,253	18,150,449	14,758,284	27,383,798
Shareholders’ equity(2)(4)	(107,894)	6,195,363	8,283,846	10,689,620	24,674,306
Cash dividends declared per share(5)	Nil	Nil	Nil	Nil	Nil
Weighted average number of common shares outstanding(2)	22,137,990	16,016,366	13,936,387	12,618,942	11,854,047
Notes:

1)	Included in consolidated net loss and loss per common share for 2019 is a non-cash change in fair value of warrant derivative expense of $12,608,808 (2018 - nil; 2017 - nil; 2016 - nil; 2015 - nil).

2)
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

3)	Included in net loss and net loss per share for the year ended December 31, 2019 are share based payment expenses of $1,470,153 (2018 - $1,415,833; 2017 - $578,703; 2016 - $406,078; 2015 - $429,537).

4)
The calculation of basic and diluted loss per common share for all periods have been adjusted retroactively for the Share Consolidation. We issued 14,798,704 common shares for net cash proceeds of $21,463,093 in 2019 (2018 - 2,472,909 common shares for net cash proceeds of $13,299,136; 2017 - 20,547,500 pre-consolidation common shares (approximately 2,162,894 post-consolidation common shares) for net cash proceeds of $12,812,704; 2016 - 3,106,600 pre-consolidation common shares (approximately 327,010 post-consolidation common shares) for net cash proceeds of $956,133; 2015 - 24,639,128 pre-consolidation common shares (approximately 2,593,591 post-consolidation common shares) for net cash proceeds of $23,667,654).

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

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, pelareorep, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early-stage human clinical trials, whether pelareorep will prove to be safe and effective in humans. pelareorep will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market pelareorep commercially. There can be no assurance that the research and development programs we conduct will result in pelareorep or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

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

We must conduct extensive clinical trials to demonstrate the safety and efficacy of our products in humans. Clinical testing, in particular, is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome.  A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process, which could delay or prevent us from receiving marketing approval or commercializing our product candidates, including the following:

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

•
We may be subject to governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including guidelines specifically addressing requirements for the development of treatments for our product candidates;

•	We might have difficulty adding new clinical trial sites on a timely basis, or at all;

•	The cost of our clinical trials may be greater than we anticipate;

•	The supply, storage, distribution or quality of our products or other materials necessary to conduct our clinical trials may be insufficient or inadequate

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

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2019, we had an accumulated deficit of $344.6 million and we incurred net losses of $33.1 million, $17.0 million and $15.6 million for the years ended December 31, 2019, 2018, and 2017, respectively. We anticipate that we will continue to incur significant losses during 2020 and in the foreseeable future. We do not expect to reach profitability at least until after the successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may not be able to obtain third-party reimbursement for the cost of our product.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the US healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Uncertainty exists regarding the reimbursement status of newly-approved pharmaceutical products and reimbursement may not be available for pelareorep.  Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If pelareorep does not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, our sales and profitability would be adversely affected.

Third-Party Risk

In the normal course of our business, we have entered into contractual arrangements with third parties which subject us to the risk that such parties may default on their obligations. Oncolytics may be exposed to third-party credit risk through our contractual arrangements with our current contract manufacturer, the institutions which operate our clinical trials, or our contract research organizations and other parties.  In the event such entities fail to meet their contractual obligations to Oncolytics, such failures could have a material adverse effect on Oncolytics and our operations.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2019, we had cash and cash equivalents of $14.1 million. Working capital was approximately $14.6 million.  We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements.  The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

The regulatory process for pharmaceuticals, which includes preclinical studies and multiple phases of clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

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

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to the approval of the facility to manufacture a specific drug, our manufacturing facilities may never become approved of, or there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

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

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including, but not limited to, requirements regarding occupational health, safety, laboratory practices, healthcare fraud and abuse, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

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

The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of our current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada may be maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we or any licensor were the first to create inventions claimed by pending patent applications or that we or the licensor were the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect our financial prospects for these products.

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

These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known, including through a potential cybersecurity breach, or may be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

Other Business Risks

Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics.

We may be impacted by business interruptions resulting from pandemics and public health emergencies, including those related to COVID-19 coronavirus, geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires. An outbreak of infectious disease, a pandemic or a similar public health threat, such as the recent outbreak of the novel coronavirus known as COVID-19, or a fear of any of the foregoing, could adversely impact us by causing operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may affected if such an epidemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

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

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third-party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

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

We rely upon third-party relationships for assistance in the conduct of research efforts, pre-clinical development and clinical trials, and manufacturing. In addition, we expect to rely on third parties to seek regulatory approvals for and to market our product. Although we believe that our collaborative partners will have an economic motivation to commercialize our product included in any collaborative agreement, the amount and timing of resources diverted to these activities generally is expected to be controlled by the third party. Furthermore, if we cannot maintain these relationships, our business may suffer.

Our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. is subject to certain risks and uncertainties related to our dependence on Adlai and doing business in foreign jurisdictions.

On November 16, 2017, we announced that we had entered into a license, development, supply, and distribution agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, along with payments to be received by us upon meeting certain requirements and milestones, we are also eligible to receive royalty payments in excess of 10% associated with the commercialization of pelareorep for all indications, subject to regulatory approval. Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory and commercialization activities respecting pelareorep in the Territories and therefore the Company will be dependent upon Adlai in successfully undertaking those actions in a timely and economic manner and in compliance with all applicable legal and regulatory requirements within the Territories. If Adlai is unable to fulfill its obligations under the terms of the Licensing Agreement and in compliance with all applicable legal and regulatory requirements, including clinical, regulatory and commercialization of pelareorep, our prospective revenue from royalty payments related to the commercialization of pelareorep in the Territories may be materially diminished, delayed or never realized, which could negatively affect our operating results and financial condition.

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

The governments of the Territories, and specifically the Chinese government, exercise significant control over all aspects of their respective economies.  Accordingly, any adverse change in the economy, the legal system or governmental, economic or other policies could have a material adverse effect on the business prospects of the Licensing Agreement with Adlai, including our ability to receive money out of China under the terms of the Licensing Agreement. Any disruption in relations, inability to work efficiently or disadvantageous treatment of Adlai by the governments of the Territories or other authorities could have a material adverse effect on our business prospects under the Licensing Agreement. Additionally, the regulatory environment in the Territories is evolving, and officials in the governments in the Territories exercise broad discretion in deciding how to interpret and apply regulations. There can be no assurance that Adlai will be successful in the development and commercialization of pelareorep in the Territories.

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

Our failure to comply with data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We are subject to complex laws and regulations that address privacy and data security. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. In the US, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In addition, in the course of our business, we may obtain health information from third that is subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”). Although we are not directly subject to HIPAA (other than potentially with respect to providing certain employee benefits) we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA/HITECH.

We could also be negatively impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, data privacy, data localization and data protection outside of the US, such as the General Data Protection Regulation (“GDPR”), which took effect in the EU in May 2018. The GDPR extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. The GDPR may increase our responsibility and potential liability in relation to personal data that we process, expose us to substantial potential fines and increase our compliance costs. The GDPR could also cause our development costs to increase in connection with clinical trials we are currently conducting and may conduct in the future in the EU for our products and product candidates.

Failure to comply with data protection laws and regulations both within and outside of the US could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

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

If we were to lose our foreign private issuer status under US federal securities law, we would likely incur additional expenses associated with compliance with the US securities law applicable to US domestic issuers.

As a foreign private issuer, as discussed above under the risk factor titled “As a foreign private issuer, our shareholders may have less complete and timely data”, we are exempt from certain provisions of the US federal securities law. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our common shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with US federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a US listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a US securities exchange. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and more expensive to procure director and officer liability insurance.

The Company is likely a "passive foreign investment company" which may have adverse US federal income tax consequences for US shareholders.

US holders of Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future taxable years. If the Company is a PFIC for any year during a US holder’s holding period of the Common Shares, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective qualified electing fund election (“QEF Election”) or a mark-to-market election with respect to the Common Shares.  A US holder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, US holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, US holders may not be able to make a QEF Election with respect to their Common Shares. A US holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.”  Each US holder should consult its own tax advisors regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Risks related to our Common Shares

Volatility of market price of the Common Shares.

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Cautionary Note Regarding Forward-Looking Statements” in this annual report on Form 20-F. In addition, the market price for securities in the stock markets, including the NASDAQ and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares

Potential dilution of present and prospective shareholdings.

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

Our principal executive office is located at 210, 1167 Kensington Cres. NW, Calgary, Alberta, Canada, T2N 1X7, telephone (403) 670-7377. Our agent for service in the US is Registered Agent Solutions, Inc., 9E Lookerman Street, Suite 311, Dover, Delaware 19901.

A description of the important events in our development including licensing transactions, our principal capital expenditures and divestitures and a description of acquisitions of material assets can be found in our MD&A and in the notes to our financial statements included elsewhere in this annual report.

The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at https://www.sec.gov. The filings are also contained on the Company’s website at https://www.oncolyticsbiotech.com. Information on the Company's website is not incorporated by reference herein.

B.	Business Overview

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts related to pelareorep, a systemically administered immuno-oncology (I-O) viral agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our Business

Our potential product for human use, pelareorep, an unmodified reovirus, is a first in class systemically administered I-O viral agent for the treatment of solid tumors and hematological malignancies.

Scientific Background

Pelareorep’s anti-tumor activity is based on three modes of action which are complementary but not interdependent (Figure 1):

•	Selective viral replication in permissive cancer cells which leads to tumor cell lysis.

•	Activation of innate immunity in response to the infection, which results in a cascade of chemokines/cytokines, causing natural killer (NK) cells to be activated and attack cancer cells.

•	A specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs), infected tumor cells and/or dendritic cells to T cells.

Summary of Research and Development highlights

Preclinical and translational research to date indicates the following:

•	Pelareorep has anticancer effects in models of metastatic cancers that can prolong survival in these models when using immuno-competent rodents.

•	The survival benefit in animal models can be enhanced when pelareorep is given in combination with chemotherapy, immunotherapy or radiotherapy.

•	A toxic dose of pelareorep has not been reached/established in animal models and infection presents with minimal side-effects.

Clinical data to date indicate the following:

•
More than 1,400 patients have been enrolled in clinical studies conducted in the US, Canada and EU. Of these, more than 1,000 patients received pelareorep, with over 930 via intravenous (IV) administration.

•
Pelareorep has been administered as single or multiple doses (intratumoral or intravenous), either as a mono-therapy or in combination with chemotherapy, immunotherapy (e.g., checkpoint inhibitors), and radiotherapy.

•	Pelareorep is generally well-tolerated and has a manageable side effect profile for most patients.

•	When combined with chemotherapeutic agents, pelareorep does not appear to enhance either the frequency or severity of the adverse effects of the chemotherapeutic agents.

•	There is emerging evidence that pelareorep may impact overall survival (OS) in metastatic breast cancer (mBC) and metastatic adenocarcinoma of the pancreas (MAP):

•
In a randomized, controlled Phase 2 study of paclitaxel with pelareorep versus paclitaxel alone in mBC (Canadian Cancer Trials Group IND.213) the median OS was greater for subjects treated with paclitaxel and pelareorep (median 17.4 months) than subjects treated with paclitaxel alone (10.4 months, hazard ratio (HR) 0.65).

•	In a single-arm study with gemcitabine plus pelareorep in first-line MAP (REO 017) the median OS was 10 months with a 1 year and 2-year survival of 46% and 24%, respectively.

•
In a two-arm Phase 2 randomized study (NCI 8601), patients with MAP were randomized to receive either carboplatin, paclitaxel and pelareorep (test arm) or carboplatin and paclitaxel alone (control arm). The median OS was similar for both arms, but the probability of survival at Year 2 was 20% in the test arm vs 9% in the control arm.

Mechanism of Action

Figure 1. Proposed mechanism of action for pelareorep

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

It was originally established that selective lysis with reovirus was mediated by tumor cells with an activated rat sarcoma virus oncogene (RAS)-pathway, since active RAS inhibits PKR activation. However, more recent investigations have revealed that reovirus replication is not just restricted to cells with an active RAS pathway, oncogenic mutations and amplifications in upstream and downstream mediators of the RAS-pathway also allow for viral replication and oncolysis. Moreover, active RAS is known to stimulate over 18 downstream effector proteins, many of which have been shown to facilitate viral replication. Cells bearing dysfunctional or deleted tumor suppressor genes and or chemo- or radiation-induced cell stress also show increased sensitivity to reovirus replication and lysis.

2.	Induction of Innate Immunity

Preclinical and clinical studies provide compelling evidence that pelareorep functions as an immunogenic agent. Indeed, preclinical studies demonstrated that cancer cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory environment promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T-cells, altering the tumor microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independently of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus, in turn, stimulate the innate antitumor activity of NK cells and aid in the priming of specific antitumor cytotoxic lymphocyte, demonstrating that dendritic cell recognition of reovirus may trigger a beneficial innate immune response.

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

Adaptive anti-tumor immunity allows for elimination of existing cancer cells and performs constant surveillance, preventing relapse, and increases overall survival. An adaptive immune response requires two signals: a signal from an APC, as well as a co-stimulation signal in the form of cytokines. In the absence of both signals, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following its therapeutic administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (TAAs) and viral-associated antigens (VAAs) for processing and presentation by APCs, such as dendritic cells. Through the combined actions of these immunological events, pelareorep facilitates the display of novel ‘foreign’ antigens on the surface of infected tumor cells and APCs. Simultaneously, pelareorep induces an inflammatory response promoting the expression of co-stimulatory molecules and inflammatory cytokines. Together, pelareorep mediated immunological events over-rule tumor antigen presentation impairments and initiate adaptive anti-tumor immunity.

By promoting the expression of novel antigens and the release of inflammatory cytokines, pelareorep, promotes an inflamed tumor phenotype. An inflamed tumor phenotype is characterized by NK and T-cell infiltration, increased expression of chemokines/cytokines, and increased expression of checkpoint ligands. This phenotype correlates with an increase in overall survival and has a positive prognostic value for early-stage cancers. In patients with metastatic cancer, an inflamed tumor phenotype is associated with better clinical outcomes when treated with immunotherapies, including immune checkpoint blockade inhibitors, cancer vaccines, and adoptive T-cell therapies. By promoting an inflamed tumor phenotype, pelareorep primes an anti-cancer immune response (Figure 2).

Figure 2. Pelareorep primes an anti-cancer immune response

Pelareorep promotes an anti-cancer immune response.

Non-inflamed tumor
Partially-inflamed tumor
Inflamed tumor
NK cell
T-cell
Antigen Presenting Cell
Immune desert
“cold tumor”
Immune responsive
“hot tumor”

Clinical Development Plan

The ultimate objective of our clinical development plan is to obtain regulatory approval for pelareorep as quickly as possible and is based on the compelling efficacy data from previous studies in breast, multiple myeloma, and selected gastrointestinal cancers. Our clinical development program centers on key immunotherapy combinations. Specifically, immunotherapy combinations in which pelareorep has the potential to provoke a specific innate and adaptive immune responses when combined with checkpoint blockade therapy, chemotherapy and/or targeted therapies.

In 2017, we reported clinical results from our randomized clinical program which includes clinical study collaborations with the Canadian Cancer Trials Group (formerly known as the National Cancer Institute of Canada). Specifically, subgroup analysis in the IND 213 trial in mBC revealed a significant improvement in the overall survival of patients that are hormone receptor-positive (HR+) / human epidermal growth factor receptor 2 negative (HER2-). In HR+/HER2- patients, pelareorep therapy, in combination with paclitaxel, more than doubled the overall survival from 10.8 month with paclitaxel therapy alone, to 21.8 months with pelareorep plus paclitaxel. This increase in overall survival is consistent with previous survival data reported from our U.S. NCI pancreatic trial which suggests a long-term survival benefit when comparing test and control arms at 24 months, as well as test to historical data.

In 2019, we published our first data set from a clinical study that combined pelareorep with chemotherapy and pembrolizumab (Keytruda®) in patients with pancreatic cancer. This study, published in the journal of Clinical Cancer Research, demonstrated the safety and tolerability of this combination treatment regime and showed encouraging clinical efficacy with one patient achieving a partial response (six-month duration) and two patients with stable disease (lasting 126 and 221 days). In early 2019 we announced the regulatory approval of the AWARE-1 study which examines the use of pelareorep and atezolizumab (Tecentriq®) in a breast cancer window-of -opportunity study. Preliminary results from AWARE-1 were presented at the Society for Immunotherapy of Cancer (SITC) meeting in November 2019 and demonstrated pelareorep mediated priming of the tumor microenvironment for checkpoint blockade therapy. In the second half of 2019, we initiated start-up activities for the BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel) study which will essentially repeat IND 213 in HR+/HER2- patients, with the addition of a third arm that includes pelareorep, paclitaxel and avelumab (Bavencio®) in mBC. This study is expected to begin enrollment in the first quarter of 2020. Additional studies in gastrointestinal indications are now being evaluated.

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have 399 issued patents including 48 issued in the US and 21 in Canada. We also have 16 patents pending in the US, Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. In the context of this Annual Report, statements of our "belief" are based primarily upon our results derived to date from our research and development program with animals, early-stage human trials and our most recent data in HR+/HER2- mBC patients, upon which we believe that we have a reasonable scientific basis to expect the particular results to occur.  It is not possible to predict, based upon studies in animals, or early-stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans.  There are no assurances that the particular result expected by us will occur.

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

Marketing Approvals

The results of the preclinical and clinical testing, together with manufacturing and controls information, are submitted to regulatory agencies in order to obtain approval to commence commercial sales. In responding to such an application, regulatory agencies may grant marketing approval, request additional information or further research, or deny the application if they determine that the application does not satisfy their regulatory approval criteria. Approval for a pharmaceutical or biologic product may not be granted on a timely basis, if at all. If granted, the approval may not cover all the clinical indications for which approval is sought, or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use.

The satisfaction of pre-market approval requirements for new drugs and biologics typically takes several years, with the actual time required varying substantially based upon the type, complexity and novelty of the product or targeted disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early-stage clinical trials or with prior versions of products does not assure success in later-stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval.

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

Advertising and Promotion Regulations

With respect to both pre- and post-market product advertising and promotion, the FDA and similar foreign agencies impose a number of complex regulations on entities that advertise and promote pharmaceuticals and biologics, which include, among other things, standards and regulations relating to direct-to-consumer advertising, on vs. off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. These agencies have very broad enforcement authority and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing the entity to correct deviations from requisite standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA or relevant foreign agencies, and foreign, state and federal civil and criminal investigations, fines and prosecutions.

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

Market and Competition

According to estimates for 2020 from the American Cancer Society, more than 1.8 million Americans are expected to be diagnosed with cancer in the year, and 606,520 Americans are expected to die of cancer. Cancer is the second most common cause of death in the US, exceeded only by heart disease. In the United States, the relative lifetime risk of a male or female developing cancer is 1 in 2 and 1 in 3, respectively (Source: American Cancer Society's Cancer Facts & Figures 2020). The prevalence of breast cancer in the United States in 2016 was 3.56 million, of which there were 2.6 million patients with HR+/HER2- subtype and 154,885 patients with HR+/HER2- stage IV breast cancer. (Source: https://seer.cancer.gov/statfacts/html/breast.html. Accessed on March 28, 2017. Howlader, Nadia, et al. US Incidence of Breast Cancer Subtypes Defined by Joint Hormone Receptor and HER2 Status. Journal of the National Cancer Institute. Accessed March 28, 2017).

The costs of this disease state are also significant.  In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2020 that the Agency for Healthcare Research and Quality estimated the 2015 direct medical costs for cancer were $80.2 billion.

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

On December 31, 2019, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company.  In addition, Oncolytics Biotech (US) Inc., a Delaware corporation, is a material wholly-owned subsidiary of OBB.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of pelareorep, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2020 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.
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

Please see our 2019 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.	Liquidity and Capital Resources

Please see our 2019 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.	Research and Development, Patents, and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" for information on the Company’s research and development policies.

D.	Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2019 Management Discussion and Analysis in Exhibit 15.1 for our comparative discussion on our expenditures between 2017 - 2019 and our expectations for 2020.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As at December 31, 2019, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have the following contractual obligations as at December 31, 2019:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Capital lease obligations	Nil	—	—	—	—
Operating lease	565,179	391,022	174,157	—	—
Purchase obligations	4,867,131	3,244,754	1,622,377	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	5,432,310	3,635,776	1,796,534	—	—

We expect to fund our capital expenditure requirements and commitments with existing working capital.

G.	Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and officers as at December 31, 2019, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Deborah M. Brown, BSc, MBA, ICD.D(1)(2) Ontario, Canada	Director
Ms. Brown is the Managing Partner at Accelera Canada, a specialty consultancy firm that assists emerging biopharma ventures in the United States and Europe with the development and implementation of Canadian market strategies. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently sits on the Boards of Life Sciences Ontario, the HBSPCA and Cardiol Therapeutics, Oncolytics Biotech Inc, and Sernova Corp. Ms. Brown holds an MBA from University of Western Ontario's Ivey School of Business, an Hons B.Sc. from the University of Guelph and completed the Merck executive development programme at the University of Hong Kong, INSEAD and Northwestern University's Kellogg School of Management. She most recently completed the Institute of Corporate Directors Designation (ICD.D).
November 2, 2017
Matthew C. Coffey, PhD, MBA Alberta, Canada	President and Chief Executive Officer and Director
A co-founder of the Company, Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey took over as Chief Executive Officer in late 2016, prior to which he was Chief Operating Officer since December 2008. Since co-founding Oncolytics he has also held the positions of Chief Scientific Officer from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004 and Chief Financial Officer from September 1999 to May 2000.
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
Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).
June 18, 2014
Leonard Kruimer, MBA, CPA(1) Vinkenveen, The Netherlands	Director
Mr. Kruimer has more than 30 years of experience in corporate finance, planning and strategy, including 20 years in senior management positions in private and publicly listed biotechnology and life science companies. Notably, Mr. Kruimer served as CFO and Executive Committee Member of Crucell from 1998 through 2011, when Crucell was acquired by Johnson & Johnson. During his tenure, he led financing activities of the company and contributed to Crucell's strategic US$450 million acquisition of Swiss-based Berna Biotech. Currently, Mr. Kruimer serves as an independent director and Chairman of the Audit Committee for Zealand Pharma (Nasdaq: ZEAL), is Chairman of the Board of BioInvent AB (OMXS: BINV) and serves on the Investment Advisory Council of private equity firm, Karmijn Kapitaal Investments based in Amsterdam. Previously, he was CFO of SkylineDx, a DNA diagnostics company and as the Chairman of the Board of ProFibrix from 2011 through its acquisition by The Medicines Company (Nasdaq: MDCO) in 2013. In 2014 Mr. Kruimer served as interim CEO of Dutch biotech BBB Therapeutics. Prior to Crucell, Mr. Kruimer was Managing Director at TIP Europe, a GE Capital company. He was a consultant with McKinsey & Company and started his career at Price Waterhouse in New York. Mr. Kruimer holds an MBA from Harvard Business School and is a Certified Public Accountant in New York State.
October 2, 2019

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Rita Laeufle, M.D., PhD California, USA	Chief Medical Officer
Dr. Laeufle brings more than 15 years of experience in drug development in oncology, most recently serving as Vice President of Clinical Development & Medical Affairs at SFJ Pharmaceuticals where she developed a clinical program for a new drug substance class in colon cancer. Previously, Dr. Laeufle was Senior Vice President, Clinical Development of Oncology at Coherus Biosciences where she developed a biosimilar strategy for Avastin, prior to which she was Senior Medical Director, Global Medical Affairs at Clovis Oncology, where she led the Medical Affairs strategy for their PARP inhibitor, Rucaparib. Dr. Laeufle also served as Senior Medical Director, U.S. Medical Affairs, gastrointestinal (GI) cancers at Genentech where she led GI disease across molecules and indications, and as Senior PD Medical Director and Clinical Science Leader in Oncology at Roche, working with Avastin for the treatment of breast cancer where she successfully maintained approval for Avastin in first-line metastatic breast cancer in combination with paclitaxel in Europe and ROW (rest of world). She was Senior Medical Scientific Expert of Immunology and Infectious Diseases and Senior Pharmacovigilance Leader, Oncology at Novartis and began her pharmaceutical career as PD Medical Director and Medical Monitor (International Study Manager), Altana Pharma.

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
Michael Moore has more than 20 years of experience in strategic communications and investor relations for the biotech industry, as well as personal finance. Before joining Oncolytics in February 2017, Mr. Moore was Senior Vice President and Manager of U.S. Operations for Equicom Investor Relations, where he worked with over 50 public and private biotech and medical device companies. Prior to Equicom, he was an Account Executive with Atkin + Associates and Fleishman Hillard.  Earlier roles in the financial community included responsibilities as a personal banker and an investment representative for both Scotiabank and London Life, respectively.  Mr. Moore serves as treasurer and board member of the San Diego chapter of the National Investor Relations Institute (NIRI).  He holds a Bachelor of Commerce with a focus on marketing and finance from Mount Allison University.
N/A

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Wayne Pisano, MBA(3)(5) Pennsylvania, USA	Chair of the Board
Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. He served as the president and CEO of VaxInnate, a privately held biotech company from January 2012 to November 2016. He joined IMV Inc's Board in October 2011 with a depth of experience across the spectrum of commercial operations, public immunization policies and pipeline development. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997, assuming increasing levels of responsibility. He was promoted to President and CEO in 2007, the position he successfully held until his retirement in 2011. During his tenure as CEO, Mr. Pisano bolstered the Sanofi Pasteur pipeline with the acquisitions of Acambis PLC, a bio-tech based in Boston in 2008 and Shantha Biotechnics, a highly regarded Indian vaccine company in 2010. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor's degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.
May 9, 2013
William G. Rice, PhD(3)(4) California, USA	Director
Dr. Rice has held the position of Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013. From 2003 to 2013, he served as Chairman, President and Chief Executive Officer of Cylene Pharmaceutics Inc., prior to which he was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He has also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and as a faculty member in the Division of Pediatric Hematology and Oncology at Emory School of Medicine. Dr. Rice holds a PhD in biochemistry from Emory University and was a post-doctoral trainee in the Department of Internal Medicine, Division of Hematology and Oncology at the University of Michigan Medical Center.
June 8, 2015
Bernd R. Seizinger, MD, PhD(2)(4) New Jersey, USA and Munich, Germany	Director
Dr. Seizinger has been board member/chairman in multiple public and private biotech companies in the US and Europe. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.
June 8, 2015

Notes:

(1)	Member of the Audit Committee. Ms. Holtham is Chair of this Committee.

(2)	Member of the Compensation Committee. Ms. Brown is Chair of this Committee.

(3)
Member of the Governance Committee. Dr. Rice replaced Mark Lievonen, who did not stand for re-election as a director at the Company's annual general meeting of Shareholders, as Chair of the Governance Committee on May 2, 2019.

(4)	Member of the Science and Technology Committee. Dr. Seizinger is Chair of this Committee.

(5)	Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, and Science and Technology Committees.

As at March 5, 2020, the directors and senior officers as a group beneficially owned, directly or indirectly, 528,957 of our common shares, representing 1.26% of the issued and outstanding common shares.

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

B.	Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2019 to each director.

Name	Fees Earned ($)(1)(3)	Share- Based Awards ($)(2)(3)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Deborah Brown	77,928	30,034	Nil	Nil	N/A	Nil	107,962
Angela Holtham(4)	78,090	36,420	Nil	Nil	N/A	Nil	114,510
Leonard Kruimer(5)(8)	12,988	Nil	15,129	Nil	N/A	Nil	28,117
Mark Lievonen(9)	25,976	Nil	Nil	Nil	N/A	Nil	25,976
Wayne Pisano(6)	65,589	66,633	Nil	Nil	N/A	Nil	132,222
William Rice	73,058	30,034	Nil	Nil	N/A	Nil	103,092
Bernd Seizinger(7)	46,757	52,167	Nil	Nil	N/A	Nil	98,924

Notes:

(1)	Directors are paid fees in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.2988.

(2)	The value of share based and option based awards are based on the grant date assumptions as disclosed in note 10 "Share Based Payments" in our 2019 audited consolidated financial statements.

(3)	Directors, annually, may opt to take up to 100% of their respective annual retainer in restricted share awards.

(4)	Ms. Holtham elected to receive US$4,875 (8%) of her annual retainer in restricted share awards.

(5)	Mr. Kruimer elected to receive US$2,500 (20%) of his annual retainer in restricted share awards.

(6)	Mr. Pisano elected to receive US$42,000 (44%) of his annual retainer in restricted share awards.

(7)	Dr. Seizinger elected to receive US$24,000 (40%) of his annual retainer in restricted share awards.

(8)	Mr. Kruimer was appointed as a director on October 2, 2019

(9)	Mr. Lievonen did not stand for re-election at the May 2, 2019 annual general meeting of Shareholders.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers in 2019.

Name and principal position	Year	Salary $	Share- based awards $(1)	Option- based awards $(1)	Bonus $	Non-equity incentive plan compensation $	Pension value $	All other compensation $(2)	Total compensation $
Dr. Matthew C. Coffey(3) President and Chief Executive Officer	2019	525,000	—	157,239	212,625	N/A	N/A	69,813	964,677
Kirk J. Look Chief Financial Officer	2019	385,000	—	112,314	124,740	N/A	N/A	59,013	681,067
Dr. Rita Laeufle(4) Chief Medical Officer	2019	526,014	—	112,314	170,429	N/A	N/A	27,247	836,004
Andrew de Guttadauro(4) President, Oncolytics Biotech (US) Inc.	2019	377,886	—	89,851	76,522	N/A	N/A	13,646	557,905
Allison Hagerman Vice President, Product Development	2019	200,000	—	89,851	40,600	N/A	N/A	37,250	367,701
Michael Moore(4) Vice President, Investor Relations & Corporate Communications	2019	337,797	—	31,448	61,564	N/A	N/A	34,542	465,351

Notes:

(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in note 10 "Share Based Payments" in our 2019 audited consolidated financial statements.

(2)	The dollar amounts set forth under this column are related to contributions to the officers' respective retirement savings plan and amounts provided for health care benefits by the Company.

(3)	None of the compensation paid to Dr. Coffey related to his role as a director of the Company.

(4)	US Employees are paid salaries, bonuses and other compensation in US Dollars. These amounts are presented in Canadian dollars and have been converted at a US/CDN exchange rate of $1.2988.

Narrative Discussion

We have entered into employment agreements with each of the following Executive Officers (each an "Employment Agreement").  The following base salaries for 2020 were approved by the Board of Directors:

Name and principal position	Year	Salary $
Dr. Matthew C. Coffey President and Chief Executive Officer	2020	540,750
Kirk J. Look, C.A. Chief Financial Officer	2020	396,550
Dr. Rita Laeufle(1) Chief Medical Officer	2020	417,150
Andrew de Guttadauro(1) President, Oncolytics Biotech (US) Inc.	2020	300,000
Allison Hagerman Vice President, Product Development	2020	225,000
Michael Moore(1) Vice President, Investor Relations & Corporate Communications	2020	265,286

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

Termination of Employment or Change of Control

The following table reflects amounts payable to the Executive Officers based on each Executive Officer's employment agreement assuming that their employment was terminated on December 31, 2019 without cause or due to a change of control of the Company.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $
Dr. Matthew C. Coffey President and Chief Executive Officer	613,342	1,226,684
Kirk J. Look, C.A. Chief Financial Officer	457,245	914,490
Dr. Rita Laeufle(3) Chief Medical Officer	217,490	217,490
Andrew de Guttadauro(3) President, Oncolytics Biotech (US) Inc.	155,220	620,880
Allison Hagerman Vice President, Product Development	133,407	266,813
Michael Moore(3) Vice President, Investor Relations & Corporate Communications	146,219	292,438
Notes:

(1)
As at December 31, 2019, all options granted to Officers had fully vested except for the options granted on March 8, 2018, November 19, 2018, November 29, 2018, December 14, 2018 and December 13, 2019. As a result, all Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Officer is terminated unless otherwise approved by the Board of Directors.

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

Name and Place of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Matthew C. Coffey, PhD, MBA Alberta, Canada	President and Chief Executive Officer and Director	May 11, 2011	Date of 2020 Annual General Meeting of the Shareholders
Deborah Brown, BSc, MBA, ICD.D Ontario, Canada	Director	November 2, 2017	Date of 2020 Annual General Meeting of the Shareholders
Angela Holtham, MBA, FCPA, FCMA, ICD.D Ontario, Canada	Director	June 18, 2014	Date of 2020 Annual General Meeting of the Shareholders
Leonard Kruimer, MBA, CPA Vinkeveen, Netherlands	Director	October 2, 2019	Date of 2020 Annual General Meeting of the Shareholders
Wayne Pisano, MBA New Jersey, USA	Chair and Director	May 9, 2013	Date of 2020 Annual General Meeting of the Shareholders
William G. Rice, PhD California, USA	Director	June 8, 2015	Date of 2020 Annual General Meeting of the Shareholders
Bernd R. Seizinger, MD, PhD New Jersey, USA and Munich Germany	Director	June 8, 2015	Date of 2020 Annual General Meeting of the Shareholders

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

Compensation of Directors

Each director who is not a salaried employee of the Company is entitled to the following fees:

Annual Retainer
Each director receives a base retainer of US$40,000. In addition to the base retainer directors are eligible to receive the following additional fees depending on committee involvement:
Additional Retainers (USD):

Board chair	$40,000
Audit Committee chair	$20,000
Governance & Compensation Committee chair	$10,000
Science & Technology Committee chair	$15,000
Non-chair member of the Audit Committee	$10,000
Non-chair member of the Governance, Compensation or Science & Technology Committee	$5,000
Directors, annually, may opt to take up to 100% of their respective annual retainer in restricted share awards.

Restricted Share Units
In addition to the combined retainer, the Corporation will grant annually US$30,000 of restricted share awards that will vest immediately. The annual restricted share unit award will be granted on or about October 1 of each year.

We also grant to directors, from time to time, stock options in accordance with the Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity.  During the year ended December 31, 2019, total compensation of $610,803 was paid to the independent directors which consisted of fee payments of $380,386, share based awards of $215,288 and option based awards of 15,129.

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
For 2019, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers.

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

This Mandate was last reviewed, amended and approved by the Board on March 5, 2020.
Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), consisting of four independent directors pursuant to the Rule 5605(a)(2) and Rule 5605(c)(2) of the Nasdaq Capital Market and Rule 10A-3 of the Exchange Act: Ms. Brown, Ms. Holtham, Mr. Kruimer and Mr. Pisano, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Ms. Holtham is presently the Chair of the Audit Committee.  Each Audit Committee member is financially literate.

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

(b)
Notice of each meeting of the Audit Committee shall be given to each Member of the Audit Committee and to the auditors. The auditors are entitled to attend meetings that pertain to the quarterly and year end financial reporting and, if there are any other meetings, only at the request of the Audit Committee.

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

(g)
A member of the Board, senior management of the Corporation, external auditors and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall, at a meeting attended by the external auditor, meet with them independent of other individuals other than the Audit Committee; (ii) may exclude: (A) management, (B) directors who are not independent directors, or (C) any party that has a conflict of interest or potential conflict of interest, from part or all of a meeting of the Audit Committee if reasonably necessary for the Audit Committee to properly discharge its responsibilities; and (iii) may meet separately with management.

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

6.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 5, 2020.
D.Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2019	2018	2017
Research and development	12	10	12
Operating	11	12	11
Total	23	22	23

Geographic location	2019	2018	2017
Canada	14	13	14
United States of America	5	5	5
Other	4	4	4
Total	23	22	23

E.	Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 5, 2020. Common shares, stock options and exercises prices for all periods have been adjusted retroactively for the Share Consolidation.

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
Officers
Dr. Matthew C. Coffey	47,923	**	12,105	63.84	December 14, 2020
			1,894	40.95	July 27, 2021
			13,157	36.96	December 14, 2021
			13,157	40.00	December 17, 2022
			25,263	16.53	December 11, 2023
			77,263	3.99	December 1, 2025
			42,105	2.66	January 16, 2027
			133,389	7.41	March 8, 2022
			150,000	3.44	November 19, 2023
			175,000	1.45	December 13, 2023
			643,333			1.64%

Kirk J. Look	10,923	**	2,631	63.84	December 14, 2020
			3,684	36.96	December 14, 2021
			21,052	19.00	November 13, 2022
			4,210	40.00	December 17, 2022
			16,842	16.53	December 11, 2023
			48,842	3.99	December 1, 2025
			31,578	2.66	January 16, 2027
			59,705	7.41	March 8, 2022
			53,000	3.44	November 19, 2023
			125,000	1.45	December 13, 2023
			366,544			**

Dr. Rita Laeufle	—	**	10,000	7.81	July 9, 2022
			25,000	3.23	November 29, 2023
			15,000	2.73	December 14, 2023
			125,000	1.45	December 13, 2023
			175,000			**

Andrew de Guttadauro	6,105	**	13,157	4.94	July 3, 2027
			14,736	7.41	March 8, 2022
			30,000	2.73	December 14, 2023
			100,000	1.45	December 13, 2023
			157,893			**

Michael Moore	9,315	**	13,157	3.33	February 20, 2027
			14,736	7.41	March 8, 2022

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
			25,000	2.73	December 14, 2023
			35,000	1.45	December 13, 2023
			87,893			**
Allison Hagerman	—	**	210	46.55	November 9, 2020
			210	63.84	December 14, 2020
			842	36.96	December 14, 2021
			526	20.24	December 12, 2022
			2,105	16.53	December 11, 2023
			2,421	6.84	December 11, 2024
			5,263	3.9	December 9, 2025
			7,894	2.66	December 28, 2026
			10,526	7.41	March 8, 2022
			30,000	2.73	December 14, 2023
			90,000	1.45	December 13, 2023
			149,997			**

Directors
Deborah Brown	30,827	**	5,263	5.42	November 7, 2027
			5,263			**

Angela Holtham	66,557	**	5,263	13.87	June 18, 2024
			5,263			**

Leonard Kruimer	—	**	50,000	0.54	October 2, 2024
			50,000			**

Wayne Pisano	116,420	**	5,263	27.46	May 9, 2023
			3,157	16.53	December 11, 2023
			8,420			**

William Rice	48,780	**	5,263	7.60	June 8, 2025
			5,263			**

Bernd Seizinger	192,107	**	5,263	7.60	June 8, 2025
			5,263			**

TOTAL:	528,957		1,660,132
** Less than 1% ownership

Notes:

1)	Based on 37,375,025 common shares issued and outstanding on March 5, 2020.

2)	Options granted to acquire common shares.

3)	Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted shares outstanding of 42,119,348.

Restricted Share Units
The following table sets out the restricted share units held by our directors as of March 5, 2020. Restricted share awards have been adjusted retroactively for the Share Consolidation.

	RSUs Granted	RSUs Vested and Released	RSUs Unvested
Deborah Brown	56,932	(44,827)	12,105
Angela Holtham	97,466	(71,568)	25,898
Leonard Kruimer	789	—	789
Wayne Pisano	150,134	(114,315)	35,819
William Rice	81,098	(68,993)	12,105
Bernd Seizinger	134,470	(91,107)	43,363
	520,889	(390,810)	130,079

The following table sets out the restricted share units held by our officers as of March 5, 2020. Restricted share awards have been adjusted retroactively for the Share Consolidation.

	RSUs Granted	RSUs Vested and Released	RSUs Unvested
Andrew de Guttadauro	6,315	(2,105)	4,210
	6,315	(2,105)	4,210

Performance Share Units
The following table sets out the performance share units held by our officers as of March 5, 2020. Performance share awards have been adjusted retroactively for the Share Consolidation.

	PSUs Granted	PSUs Vested and Released	PSUs Unvested
Matthew Coffey	34,736	—	34,736
Kirk Look	22,105	—	22,105
Michael Moore	6,315	(6,315)	—
	63,156	(6,315)	56,841

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

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 6, 2020, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Shares Held in the United States

The following table indicates, as of February 29, 2020, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with US addresses, the portion of the outstanding common shares held by US holders of record, and the percentage of common shares held by US holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding(1)	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record(1)	Percentage of Common Shares Held by US Holders of Record
196	37,090,525	56	29,154,463	78.60%

Notes:

1)	Common shares have been adjusted retroactively for the Share Consolidation.

Change of Control

As of March 6, 2020, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have entered into employment contracts with each of our officers (see Item 6).

Since the beginning of the fiscal year ended December 31, 2019 up to March 6, 2020, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

C.	Interests of Experts and Counsel

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

No significant changes have occurred since the date of our annual financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

Our Common Shares are traded on the TSX and on the Nasdaq Capital Market under the symbol ONC and ONCY, respectively. Between November 5, 2015 and June 1, 2018, our Common Shares were quoted for trading on the OTCQX International ("OTCQX") under the symbols ONCYF and ONCYD, after our Common Shares were delisted from the Nasdaq on November 5, 2015. On June 1, 2018, our Common Shares were approved for listing and commenced trading on the Nasdaq Capital Market.

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

In conjunction with the entering into of the Licensing Agreement, the Company and Adlai also entered into a warrant agreement, on November 16, 2017, pursuant to which the Company issued to Adlai:

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

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.
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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.
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
Passive Foreign Investment Company Rules
PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.
In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.
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

The Corporation: (a) will make available to U.S. Holders, upon their written request, information as to its status as a PFIC and the PFIC status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power and (b) for each year in which the Corporation is a PFIC, provide to a U.S. Holder, upon written request, such information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation and such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. The Corporation may elect to provide such information on its website. With respect to any Subsidiary PFIC in which the Corporation owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring Common Shares, the Corporation will request that such Subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Corporation can provide no assurances that such Subsidiary PFIC will provide such information.
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
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this matter.
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
Distributions on Common Shares
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.
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
Additional Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
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
The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.
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
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.
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

We do not use financial instruments for trading purposes and are not parties to any leverage derivatives. We do not currently engage in hedging transactions. See “Currency and Exchange Rates”, Item 4 – “Information on the Company” and Note 17 Financial Instruments in our audited consolidated financial statements.

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

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Modification of Instruments Defining Rights of Security Holders

None

Modification or Issuance of Other Class of Securities

None

Withdrawal or Substitution of Security

None

Change of Trustee or Paying Agent

None

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting was effective based on those criteria.

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

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of the Audit Committee members, Angela Holtham, Wayne Pisano, Deborah Brown and Leonard Kruimer is an audit committee financial expert and each is independent pursuant to the Rule 5605(d)(2) of the Nasdaq Capital Market and Rule 10A-3 of the Exchange Act.

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

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2019. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2019.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2019 and 2018, Ernst & Young LLP received the following fees:

	2019	2018
Item	$	$
Audit fees	180,001	374,208
Audit-related fees	—	—
Tax fees	25,752	19,646
All other fees	—	—

Audit Fees

Audit fees were for professional services rendered by Ernst & Young, LLP for the audit of our annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including review of interim financial statements, accounting consultations, assistance with prospectus filings and matters relating to the provision of a consent letter for various filings.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-29.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Description of Securities
2.1	Description of Securities Registered Under Section 12 of the Exchange Act

Material Contracts
4.1*	Employment Agreement, dated August 1, 2013 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.2*	Amending Agreement, dated December 1, 2015 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.3*	Employment Agreement, dated January 31, 2017 between Oncolytics Biotech (U.S.) Inc. and its Vice President, Investor Relations and Communications, Michael Moore
4.4(b)*	Employment Agreement, dated June 29, 2017 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.5(b)#	License, development, supply and distribution agreement with Adlai Nortye Biopharma Co., Ltd dated November 14, 2017
4.6*	Employment Agreement, dated November 1, 2018 between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Rita Laeufle
4.7*	Amending Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.8*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.9*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.10*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.11*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech (U.S.) Inc. and its Vice President, Investor Relations and Communications, Michael Moore
4.12*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Rita Laeufle
4.13*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.14*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.15*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2019
15.2	Consent of Ernst & Young LLP
101.1	Interactive Data Files (XBRL-Related Documents)

* - Denotes management contract or agreement
# - Certain portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the SEC on March 19, 2018

(a) Previously filed with the SEC on Form 20-F dated June 14, 2002.
(b) Previously filed with the SEC on Form 20-F dated March 19, 2018.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 6, 2020

ONCOLYTICS BIOTECH INC.

/s/ Matthew Coffey	/s/ Kirk Look
Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2019 and 2018

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

Ernst & Young LLP, an independent firm of Charter Professional Accountants, has been engaged, as approved by a vote of the shareholders' at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinions on the Company's consolidated financial statements as at and for the year ended December 31, 2019.

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

/s/ Matthew Coffey	/s/ Kirk Look

Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oncolytics Biotech Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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

Calgary, Canada
March 5, 2020

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2019 $	2018 $
Assets
Current assets
Cash and cash equivalents	5	14,148,021	13,699,881
Other receivables	13	2,068,772	51,650
Prepaid expenses		2,713,591	700,986
Total current assets		18,930,384	14,452,517
Non-current assets
Property and equipment	6	296,768	412,736
Right-of-use assets	3, 7	430,713	—
Total non-current assets		727,481	412,736

Total assets		19,657,865	14,865,253
Liabilities And Shareholders’ (Deficit) Equity
Current Liabilities
Accounts payable and accrued liabilities		3,173,218	1,825,853
Contract liability	12	—	927,400
Other liabilities	3, 13	847,215	61,322
Lease liabilities	3, 7	339,846	—
Warrant derivative	8	8,508,764	—
Total current liabilities		12,869,043	2,814,575
Non-current liabilities
Contract liability	12	6,730,287	5,802,887
Other liabilities	3	—	52,428
Lease liabilities	3, 7	166,429	—
Total non-current liabilities		6,896,716	5,855,315

Total liabilities		19,765,759	8,669,890
Commitments and contingencies	13, 14 and 19
Shareholders’ (deficit) equity
Share capital Authorized: unlimited Issued: December 31, 2019 – 32,198,453 December 31, 2018 – 17,399,749	9	311,077,859	285,193,061
Warrants	9	3,617,570	3,617,570
Contributed surplus	10	29,338,849	28,260,613
Accumulated other comprehensive income		464,101	607,504
Accumulated deficit		(344,606,273)	(311,483,385)
Total shareholders’ (deficit) equity		(107,894)	6,195,363
Total liabilities and shareholders' (deficit) equity		19,657,865	14,865,253
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2019 $	2018 $	2017 $

Expenses
Research and development	10, 21, 22	11,134,716	9,417,888	9,392,623
Operating	10, 21, 22	9,558,641	7,244,791	6,212,831
Loss before the following		(20,693,357)	(16,662,679)	(15,605,454)
Change in fair value of warrant derivative	8	(12,608,808)	—	—
Interest income, net		179,277	173,496	130,101
Loss before income taxes		(33,122,888)	(16,489,183)	(15,475,353)
Income tax expense	15	—	(548,042)	(141,498)
Net loss		(33,122,888)	(17,037,225)	(15,616,851)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment		(143,403)	233,774	(180,330)
Net comprehensive loss		(33,266,291)	(16,803,451)	(15,797,181)
Basic and diluted loss per common share	11	(1.50)	(1.06)	(1.12)
Weighted average number of shares (basic and diluted)		22,137,990	16,016,366	13,936,387
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2016		262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and other comprehensive loss		—	—	—	(180,330)	(15,616,851)	(15,797,181)
Issued pursuant to stock option plan	10	536,949	—	(193,509)	—	—	343,440
Issued pursuant to "At the Market" Agreement	9	2,348,821	—	—	—	—	2,348,821
Issued pursuant to public offering	9	7,893,600	3,617,900	—	—	—	11,511,500
Share based compensation	10	—	—	578,703	—	—	578,703
Share issue costs	9	(1,391,057)	—	—	—	—	(1,391,057)
As at December 31, 2017		271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
Net loss and other comprehensive income		—	—	—	233,774	(17,037,225)	(16,803,451)
Issued pursuant to "At the Market" Agreement	9	620,010	—	—	—	—	620,010
Issued pursuant to public offering	9	11,606,882	—	—	—	—	11,606,882
Issued pursuant to Common Stock Purchase Agreement	9	3,314,097	—	—	—	—	3,314,097
Issued pursuant to stock option plan	10	197,245	—	(73,707)	—	—	123,538
Issued pursuant to incentive share award plan	10	109,751	—	(109,751)	—	—	—
Issued pursuant to warrant agreement	9	1,747	(330)	—	—	—	1,417
Share based compensation	10	—	—	1,415,833	—	—	1,415,833
Share issue costs	9	(2,366,809)	—	—	—	—	(2,366,809)
As at December 31, 2018		285,193,061	3,617,570	28,260,613	607,504	(311,483,385)	6,195,363
Net loss and other comprehensive income		—	—	—	(143,403)	(33,122,888)	(33,266,291)
Issued pursuant to incentive share award plan	10	391,917	—	(391,917)	—	—	—
Issued pursuant to Common Stock Purchase Agreement	9	5,403,385	—	—	—	—	5,403,385
Issued pursuant to "At the Market" Agreement	9	8,476,454	—	—	—	—	8,476,454
Issued pursuant to public offering	9	3,314,429	—	—	—	—	3,314,429
Issued pursuant to warrant derivative exercised	8, 9	9,152,869	—	—	—	—	9,152,869
Share based compensation	10	—	—	1,470,153	—	—	1,470,153
Share issue costs	9	(854,256)	—	—	—	—	(854,256)
As at December 31, 2019		311,077,859	3,617,570	29,338,849	464,101	(344,606,273)	(107,894)
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2019 $	2018 $	2017 $

Operating Activities
Net loss for the year		(33,122,888)	(17,037,225)	(15,616,851)
Depreciation - property and equipment		122,982	95,375	90,768
Depreciation - right-of-use assets	7	362,592	—	—
Share based compensation	10, 21, 22	1,470,153	1,415,833	578,703
Interest expense on lease liabilities	7	94,817	—	—
Unrealized foreign exchange gain		353,189	(374,337)	(124,793)
Onerous lease contract	3	—	67,588	—
Amortization - lease incentive liability	3	—	8,189	—
Change in fair value of warrant derivative	8	12,608,808	—	—
Net change in non-cash working capital	18	(1,795,777)	3,904,339	180,855
Cash used in operating activities		(19,906,124)	(11,920,238)	(14,891,318)
Investing Activities
Acquisition of property and equipment	6	(10,905)	(107,466)	(105,765)
Redemption of short-term investments		—	—	2,088,800
Cash (used in) provided by investing activities		(10,905)	(107,466)	1,983,035
Financing Activities
Proceeds from exercise of stock options	10	—	123,538	343,440
Proceeds from exercise of warrants	8, 9	3,465,867	1,417	—
Proceeds from Common Stock Purchase Agreement	9	5,360,247	2,533,980	—
Proceeds from "At the Market" equity distribution agreement	9	8,131,620	451,675	2,103,166
Proceeds from public offering	9	4,505,359	10,188,526	10,366,098
Payment of lease liabilities	7	(447,497)	—	—
Cash provided by financing activities		21,015,596	13,299,136	12,812,704
Increase (decrease) in cash		1,098,567	1,271,432	(95,579)
Cash and cash equivalents, beginning of year		13,699,881	11,836,119	12,034,282
Impact of foreign exchange on cash and cash equivalents		(650,427)	592,330	(102,584)
Cash and cash equivalents, end of year		14,148,021	13,699,881	11,836,119
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2019, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 5, 2020. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to or in combination with existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep emphasizes three programs: chemotherapy combinations to assist the escape of the virus from the vasculature and enhance its distribution in the tumor; immuno-therapy combinations to create an inflamed phenotype promoting synergies with immune checkpoint inhibitors; and immune modulator/targeted combinations to upregulate natural killer cells promoting synergies with targeted therapies.

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries Oncolytics Biotech (Barbados) Inc., Oncolytics Biotech (US) Inc., and Oncolytics Biotech (UK) Ltd. and are presented in Canadian dollars, our functional currency.
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
December 31, 2019

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

Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost or FVPL. Our financial liabilities include trade accounts payable, other liabilities and warrant derivative. The classification and measurement of trade accounts payable and other liabilities are at amortized cost. The classification and measurement of warrant derivative is at FVPL.

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

Derecognition
A financial asset is derecognized when:

•	the contractual rights to the cash flows from the financial asset expire, or

•	we transfer the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

A financial liability is derecognized when our obligations specified in the contract are discharged or canceled or expired.

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
Foreign currency translation
The financial statements for each of our subsidiaries are prepared using their functional currency. Our functional and presentation currency is the Canadian dollar. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the statement of financial position date of monetary assets and liabilities denominated in currencies other than the functional currency are recognized directly in the consolidated statement of loss and comprehensive loss.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

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
Leases
At inception of a contract, we assess whether a contract is, or contains a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;

•	we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

•	we have the right to direct the use of the identified asset.

A right-of-use asset and corresponding lease liability is recognized on the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease liabilities, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, our incremental rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. We recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Research and development costs
Research and development costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. We generally accrue costs associated with the treatment phase of clinical trials based on the total estimated cost of the treatment phase on a per patient basis and we expense the per patient cost ratably over the estimated patient treatment period based on patient enrollment in the trials. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

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

We use the fair value based method of accounting for stock option awards granted under the Option Plan. We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the fair value of the stock options granted using the Black- Scholes valuation model. The fair value of stock options with a graded vesting schedule is determined based on different expected lives for the options that vest each year, as it would be if the award were viewed as several separate awards, each with a different vesting date, and it is accounted for over the respective vesting period taking into consideration forfeiture estimates. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of options that are expected to vest.
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
Adoption of New Accounting Standards

IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) replaces IAS 17 Leases (“IAS 17”) and related interpretations for annual periods beginning on or after January 1, 2019. We have adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of the initial application is recognized in retained earnings at January 1, 2019. We have not restated comparatives for 2018. On transition to IFRS 16, we elected to apply the following practical expedients:

•	Applied the exemption for short-term leases that have a remaining lease term of less than 12 months as at January 1, 2019;

•	Excluded initial direct costs for the measurement of right-of-use assets as at January 1, 2019;

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

•
Relied upon our assessment of whether leases are onerous under the requirement of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment; and

•
Measured the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of lease incentive liability related to that lease recognized in the statement of financial position immediately before the date of initial application.

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

On transition to IFRS 16, we recognized $882,437 of lease liabilities. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate at January 1, 2019 as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.

The following table summarizes the impacts of adopting IFRS 16 on the consolidated financial statements:

	Impact of changes
	As reported as at December 31, 2018	Effects of IFRS 16 transition	Subsequent to transition as at January 1, 2019
Right-of-use assets	—	808,025	808,025
Other current and non-current assets	14,865,253	—	14,865,253
Total assets	14,865,253	808,025	15,673,278
Other liabilities	113,750	(74,412)	39,338
Lease liabilities	—	882,437	882,437
Other current and non-current liabilities	8,556,140	—	8,556,140
Total liabilities	8,669,890	808,025	9,477,915
Total shareholders' equity	6,195,363	—	6,195,363

Prior to adopting IFRS 16, our total minimum operating lease commitments as at December 31, 2018 were $961,575. The difference between the total of the minimum lease payments set out in Note 11 of our 2018 annual consolidated financial statements and the total lease liabilities recognized on transition was a result of the effect of discounting on the minimum lease payments.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
Valuation of share based payments
Estimating fair value for stock options granted requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, dividend yield, and forfeiture rate and making assumptions about them. The assumptions and inputs used for estimating fair value for stock options granted are disclosed in Note 10.
Valuation of warrant derivative
Estimating fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value of the warrant derivative are disclosed in Note 8.
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
Leases
We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Note 5: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $13,058,092 (December 31, 2018 – $9,977,409).  The current annual interest rate earned on these deposits is 1.17% (December 31, 2018 – 2.71%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2017	197,870	681,985	225,896	89,466	534,300	1,729,517
Additions, net of foreign exchange impact	—	88,202	21,542	15,763	49,163	174,670
Disposals	(137,492)	(424,246)	—	—	(85,096)	(646,834)
As at December 31, 2018	60,378	345,941	247,438	105,229	498,367	1,257,353
Additions, net of foreign exchange impact	—	7,014	—	—	—	7,014
Disposals	—	—	—	—	—	—
As at December 31, 2019	60,378	352,955	247,438	105,229	498,367	1,264,367

Amortization
As at December 31, 2017	154,334	549,564	147,334	68,787	476,057	1,396,076
Depreciation expense	7,622	49,635	10,415	4,041	23,662	95,375
Disposals	(137,492)	(424,246)	—	—	(85,096)	(646,834)
As at December 31, 2018	24,464	174,953	157,749	72,828	414,623	844,617
Depreciation expense	20,244	49,093	14,668	5,342	33,635	122,982
Disposals	—	—	—	—	—	—
As at December 31, 2019	44,708	224,046	172,417	78,170	448,258	967,599

Net book value
As at December 31, 2019	15,670	128,909	75,021	27,059	50,109	296,768
As at December 31, 2018	35,914	170,988	89,689	32,401	83,744	412,736

Note 7: Leases

Our portfolio of leases consists of office spaces with lease terms generally between 3 to 5 years. We currently do not have leases with variable lease payments, residual value guarantees, extension or termination options, or leases not yet commenced to which we are committed. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.

Right-of-use assets

Office Spaces
As at January 1, 2019	808,025
Depreciation expense	(362,592)
Foreign exchange impact	(14,720)
As at December 31, 2019	430,713

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Lease liabilities

Office Spaces
As at January 1, 2019	882,437
Payment of lease liabilities	(447,497)
Interest expense on lease liabilities	94,817
Foreign exchange impact	(23,482)
As at December 31, 2019	506,275

Our total undiscounted lease liability as at December 31, 2019 is as follows:

Maturity analysis - contractual undiscounted cash flows
December 31, 2019
Less than one year	391,022
One to five years	174,157
More than five years	—
Total undiscounted lease liability as at December 31, 2019	565,179

Note 8: Warrant Derivative

On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share and one common share purchase warrant (see Note 9). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values.

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. Our warrants with an exercise price of US$0.90 meet this requirement and we have presented the fair value of these warrants as a current liability on the consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

A reconciliation of the change in fair value of the warrant derivative is as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative $
Issued, August 16, 2019	4,619,773	1,657,214
Exercised	(2,935,647)	(5,687,003)
Change in fair value	—	12,608,808
Foreign exchange impact	—	(70,255)
As at December 31, 2019	1,684,126	8,508,764
In 2019, we received cash proceeds of US$2,642,082 with respect to the warrants exercised.

We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

The estimated fair value of the warrant derivative was determined using the following assumptions:

	December 31, 2019	August 16, 2019
Fair value per warrant	US$3.89	US$0.27
Underlying share price	US$4.76	US$0.54
Risk-free interest rate	1.59%	1.42%
Expected hold period to exercise	1.0 year	4.0 years
Expected share price volatility	90.00%	82.00%
Expected dividend yield	Nil	Nil

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 9: Share Capital
Authorized:
Unlimited number of no par value common shares

Share Consolidation:
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 equity-classified warrants will entitle the holder to purchase one whole common share until June 1, 2022.

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2016	121,258,222	262,321,825	—	—
Issued pursuant to stock option plan	801,000	536,949	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	3,301,500	2,348,821	—	—
Issued pursuant to public offering(b)	16,445,000	7,893,600	16,445,000	3,617,900
Share issue costs	—	(1,391,057)	—	—
Balance, December 31, 2017	141,805,722	271,710,138	16,445,000	3,617,900
Issued pursuant to "At the Market" equity distribution agreement(a)	519,500	553,650	—	—
Share issue costs	—	(33,335)	—	—
Issued pursuant to stock option plan	71,000	38,269	—	—
Balance, May 22, 2018 - pre-consolidation	142,396,222	272,268,722	16,445,000	3,617,900
Balance, May 22, 2018 - post-consolidation	14,988,995	272,268,722	16,445,000	3,617,900
Issued pursuant to public offering(c)	1,532,278	11,606,882	—	—
Issued pursuant to warrant agreement(b)	157	1,747	(1,500)	(330)
Issued pursuant to stock option plan	34,329	158,976	—	—
Issued pursuant to incentive share award plan	28,297	109,751	—	—
Issued pursuant to Common Stock Purchase Agreement(d)	797,691	3,314,097	—	—
Issued pursuant to "At the Market" equity distribution agreement(e)	18,002	66,360	—	—
Share issue costs	—	(2,333,474)	—	—
Balance, December 31, 2018	17,399,749	285,193,061	16,443,500	3,617,570
Issued pursuant to incentive share award plan	323,301	391,917	—	—
Issued pursuant to Common Stock Purchase Agreement(d)	2,494,943	5,403,385	—	—
Issued pursuant to "At the Market" equity distribution agreement(e)	4,425,040	8,476,454	—	—
Issued pursuant to public offering(f)	4,619,773	3,314,429	—	—
Issued pursuant to warrant derivative exercised(f)	2,935,647	9,152,869	—	—
Share issue costs	—	(854,256)	—	—
Balance, December 31, 2019	32,198,453	311,077,859	16,443,500	3,617,570

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

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

(b)
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one pre-consolidation common share with an ascribed value of $0.48 (0.106 post-consolidation common share with an ascribed value of $4.56) and one pre-consolidation common share purchase warrant with an ascribed value of $0.22 (one post-consolidation common share purchase warrant with an ascribed value of $2.09). These warrants were classified as equity. Each pre-consolidation common share purchase warrant entitled the holder to purchase one pre-consolidation common share at an exercise price of $0.95. Following the Share Consolidation, 9.5 pre-consolidation common share purchase warrants entitles the holder to purchase one post-consolidation common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. The post-consolidation common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $23.75 for 15 consecutive trading dates. The ascribed value was determined using the relative fair value method. The ascribed value of the common share purchase warrants was determined using the Black-Scholes valuation model. We incurred share issue costs of $1,145,402.

(c)
On June 5, 2018, pursuant to an underwritten public offering, 1,532,278 common shares were sold at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

(d)
On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement and at our sole discretion, we may sell up to US$26,000,000 worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on the prevailing market prices immediately preceding the notice of sale without any fixed discount. Subject to the terms of the Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. However, in no event will shares be sold to LPC on a day the closing sale price for the common shares is less than the floor price of US$1.00 per common share; or at a price per share that is less than the volume weighted average trading pricing of the common shares on the TSX for the five immediately preceding trading days, less the maximum applicable discount allowed by the TSX. The Agreement limits our sale of common shares to 19.99% of our total outstanding common shares as at the date that the Common Stock Purchase Agreement was entered into, unless and until we have obtained shareholder approval under applicable Nasdaq rules. As at December 31, 2019, we have reached that limit. We can terminate the Agreement at any time at our sole discretion without any monetary cost or penalty.

In 2019, we sold 2,477,665 (2018 - 678,182) common shares for gross proceeds of US$4,055,725 (2018 - US$2,055,207) and issued 17,278 (2018 - 119,509) commitment shares. The commitment shares were fair valued at US$29,758 (2018 - US$483,690) and were recorded as share issue costs in addition to cash share issue costs of $3,757 (2018 - $208,726).

(e)
On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30,000,000 over the next 19 months through the facilities of the NASDAQ in the United States. In 2019, we sold 4,425,040 (2018 - 18,002) common shares for gross proceeds of US$6,390,691 (2018 - US$50,046). We incurred share issue costs of 344,834 (2018 - $135,000).

(f)
On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability (see Note 8). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values. In the fourth quarter of 2019, our share

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

capital included fair value of $5,687,003 in addition to gross proceeds of US$2,642,082 for the 2,935,647 warrants that were exercised (see Note 8).

Equity Warrants

The following table summarizes our outstanding equity warrants at December 31, 2019:

Exercise Price	Outstanding, Beginning of the Year	Outstanding, End of the Year(1)	Weighted Average Remaining Contractual Life (years)
$9.025	16,443,500	16,443,500	2.42
(1)     Exercisable into 1,730,894 common shares.

Note 10: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2019		2018		2017
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	1,249,361	8.73	647,156	13.20	912,995	17.42
Granted during the year	1,020,000	1.42	750,467	4.97	42,625	4.60
Forfeited during the year	(12,839)	11.35	(105,338)	11.67	(211,847)	32.80
Expired during the year	(9,575)	29.07	(1,122)	13.78	(12,302)	21.13
Exercised during the year	—	—	(41,802)	2.96	(84,315)	4.07
Outstanding, end of the year	2,246,947	5.31	1,249,361	8.73	647,156	13.20
Options exercisable, end of the year	1,327,845	7.22	777,245	11.04	573,984	14.36
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2019:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.42	100,000	4.81	0.96	66,667	0.75
$1.43 - $1.79	900,000	4.95	1.45	300,009	1.45
$1.80 - $3.39	376,411	5.11	2.73	284,412	2.72
$3.40 - $7.13	395,111	4.88	3.88	322,880	3.95
$7.14 - $63.84	475,425	2.53	16.74	353,877	19.95
	2,246,947	4.45	5.31	1,327,845	7.22
Non-exercisable options vest annually over periods ranging from one to three years.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options issued during the year was determined using the following weighted average assumptions:

	2019	2018	2017
Risk-free interest rate	1.62%	2.02%	1.18%
Expected hold period to exercise	3.0 years	3.0 years	3.0 years
Expected share price volatility	97.90%	81.15%	90.73%
Expected forfeiture rate	3.67%	3.67%	3.67%
Expected dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.87	$2.67	$2.65
Incentive Share Award Plan
Restricted Share Units
We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at December 31:

	2019	2018	2017
Outstanding, beginning of the year	260,755	190,407	139,237
Granted during the year	270,098	102,855	51,170
Forfeited during the year	—	(4,210)	—
Vested during the year	(321,196)	(28,297)	—
Outstanding, end of the year	209,657	260,755	190,407
(1)The weighted average fair value of the RSUs granted was $0.80 in 2019 (2018 - $3.35 ; 2017 - $5.96).
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

	2019	2018	2017
Outstanding, beginning of the year	63,156	94,734	88,419
Granted during the year	—	—	6,315
Forfeited during the year	—	(31,578)	—
Vested during the year	(2,105)	—	—
Outstanding, end of the year	61,051	63,156	94,734
(1)     The weighted average fair value of the PSUs granted was nil in 2019 (2018 - nil; 2017 - $3.33).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

We have reserved 3,219,845 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs for the year ended December 31, 2019 was $1,470,153 (2018 - $1,415,833; 2017 - $578,703).

Note 11: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2019 of 22,137,990 (2018 - 16,016,366; 2017 - 13,936,387). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

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

Warrant purchase agreement
We also entered into a warrant purchase agreement with Adlai. As at December 31, 2019, we were entitled to receive the following:

•
One common share purchase warrant of US$6 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant upon the enrollment of the 50th patient in the phase 3 metastatic breast cancer study. This common share purchase warrant expires on November 14, 2020.

Contract liability
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2019 $	2018 $
Balance, beginning of the year	6,730,287	6,182,580
Regional licensing agreement	—	547,707
Revenue recognized in the year	—	—
Balance, end of the year	6,730,287	6,730,287

Contract liability - current	—	927,400
Contract liability - non-current	6,730,287	5,802,887
	6,730,287	6,730,287

Note 13: Commitments

We are committed to payments totaling $4,867,131 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years.

Our commitments include one-half of the committed payments related to our collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as the cost of this phase 2 clinical trial will be shared equally between Oncolytics and Pfizer. As at December 31, 2019, we recorded US$1,500,000 (December 31, 2018 - nil) in other receivables related to an upfront payment of BRACELET-1 cost from Pfizer per the terms of the collaboration agreement with an offsetting US$652,306 (December 31, 2018 - nil) in other liabilities representing future trial costs to be incurred.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

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

Note 14: Contingencies

Assumption Agreement
In 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Share Purchase Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2019, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell pelareorep to the public or the approval of a new drug application for pelareorep.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Share Purchase Agreement upon realization of sales of pelareorep.  If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 10.75% (2018 - 10.75%) of the royalty payments and other payments received. Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.15% (2018 - 2.15%) of Net Sales received for such products.

BRI “Work in Kind” Contribution
We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2019, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 15: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2019 $	2018 $	2017 $
Loss before income taxes	(33,122,888)	(16,489,183)	(15,475,353)
Statutory Canadian corporate tax rate	26.50%	27.00%	27.00%
Anticipated tax recovery	(8,777,565)	(4,452,079)	(4,178,345)
Foreign jurisdiction tax rate difference	3,088,811	3,312,963	2,899,190
Employee share based compensation	389,591	382,275	156,250
Change in fair value of warrant derivative	3,341,334	—	—
Impact of Alberta rate change	3,758,175	—	—
Adjustment to opening tax pools	11,973	(238,222)	162,162
Other permanent differences	149,294	(35,912)	53,039
Change in deferred tax benefits deemed not probable to be recovered	(1,961,613)	1,579,017	1,051,725
Current income taxes	—	548,042	144,021
Adjustment in respect to prior periods	—	—	(2,523)
Net current tax expense	—	548,042	141,498

As at December 31, 2019, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,472,000
2035	3,125,000
2036	6,430,000
2037	4,812,000
2038	5,056,000
2039	6,900,000
69,230,000

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

As at December 31, 2019, we have the following non-refundable federal investment tax credits for income tax purposes in Canada:

Expiry	$
2020	189,000
2021	471,000
2022	465,000
2023	361,000
2024	228,000
2025	271,000
2026	520,000
2027	596,000
2028	622,000
2029	173,000
2030	91,000
2031	114,000
2032	381,000
2033	487,000
2034	270,000
2035	183,000
2036	41,000
2037	980
2038	19,000
5,482,980

As well, we have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $27,560,000.  We have not recorded the potential benefits of these tax pools in these consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2019 $	2018 $	2017 $
Net operating losses carried forward	19,625,642	20,664,345	19,160,218
Scientific research and experimental development	6,338,542	7,406,169	7,406,099
Investment tax credits	4,222,016	3,988,606	3,988,325
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,908,320	1,949,611	1,927,640
Share issue costs	611,072	696,346	493,343
Net capital losses carried forward	6,474	7,598	7,598
Unrecognized deferred tax asset	32,712,066	34,712,675	32,983,223

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 16: Capital Disclosures

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

	2019 $	2018 $
Cash and cash equivalents	14,148,021	13,699,881
Shareholders’ (deficit) equity	(107,894)	6,195,363

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

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in September 2018, our ATM equity offering sales agreement in October 2018, and our public offering in August 2019 (see Note 9). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2019.

Note 17: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at December 31, 2019, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

warrants have not been listed on an exchange and therefore do not trade on an active market. As at December 31, 2019, the fair value of our warrant derivative was $8,508,764 (December 31, 2018 - nil).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and other receivables from Pfizer connected to the BRACELET-1 study (see Note 13) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk connected to our cash and cash equivalent by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We mitigate our exposure to credit risk connected to our Pfizer other receivable by entering into collaborations with global biopharmaceutical companies.

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

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net comprehensive loss in 2019 by approximately $125,339.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net comprehensive loss in 2019 by approximately $8,581. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss in 2019 by approximately $32,426.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2019 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	9,676,360	26,751	33,664
Other receivables	1,500,000	—	—
Accounts payable and other liabilities	(1,378,860)	(6,345)	(310,086)
Warrant derivative	(6,551,250)	—	—
	3,246,250	20,406	(276,422)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 16. Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 18: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2019 $	2018 $	2017 $
Change in:
Contract receivable	—	4,767,100	(4,767,100)
Other receivables	(2,017,122)	(13,924)	16,680
Prepaid expenses	(2,012,605)	475,077	(915,222)
Accounts payable and accrued liabilities	1,347,365	(1,858,170)	(384,641)
Contract liability	—	547,707	6,182,580
Other liabilities	807,877	(27,982)	—
Non-cash impact of foreign exchange	78,708	14,531	48,558
Change in non-cash working capital related to operating activities	(1,795,777)	3,904,339	180,855

Other Cash Flow Disclosures

	2019 $	2018 $	2017 $
Cash interest received	274,094	173,496	130,101
Cash taxes paid	5,448	15,728	136,163

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 21: Other Expenses and Adjustments

We present our expenses based on the function of each expense. We include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses and non-cash share based compensation associated with research and development activity as a component of research and development expenses. We include depreciation of property and equipment, depreciation of right-of-use-asset, share based compensation associated with operating activities, and transaction costs related to our warrant derivative as a component of operating expenses.

	2019 $	2018 $	2017 $
Included in research and development expenses:
Realized foreign exchange (gain) loss	(39,362)	(1,995)	(120,794)
Unrealized non-cash foreign exchange loss (gain)	356,081	(608,111)	55,538
Non-cash share based compensation	561,420	680,541	230,141

Included in operating expenses
Depreciation - property and equipment	122,982	95,375	90,768
Depreciation - right-of-use assets	362,592	—	—
Non-cash share based compensation	908,733	735,292	348,562
Transaction cost, warrant derivative	233,143	—	—
Onerous lease contract	—	67,588	—
Amortization - lease incentive liability	—	8,189	—

Note 22: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2019 $	2018 $	2017 $
Short-term employee compensation and benefits	3,786,667	2,680,621	2,596,082
Termination benefits	—	—	779,666
Share-based payments	1,123,408	1,067,195	459,298
	4,910,075	3,747,816	3,835,046

Assumption Agreement
In November 2017, with the signing of the Licensing Agreement with upfront license fees (see Note 12), the Company triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement (see Note 14). The liability was fully repaid in 2018.

Note 23: Subsequent Events

(a)
Between January 1, 2020 and March 5, 2020, we issued 3,921,790 common shares for gross proceeds of US$12,726,383 through our October 2018 ATM equity offering sales agreement and we received gross proceeds of US$1,030,669 as a result of 1,145,188 August 2019 public offering warrants that were exercised.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

(b)	On February 25, 2020, we received the US$1,500,000 upfront payment of BRACELET-1 cost from Pfizer (see Note 13 for details).