Form 20-F
period 2020-12-31
ONCOLYTICS BIOTECH INC
filed 2021-03-05
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2020

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 46,166,980 common shares as at December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

The forward-looking statements in this annual report on Form 20-F are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the securities commissions or similar regulatory authorities in Canada and the SEC for additional information on risks and uncertainties relating to forward-looking statements. We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change, except as required by applicable law.

Summary of Risk Factors

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Additional discussion of the risks summarized below and other risks that we face, can be found under “Item 3. Key Information – D. Risk Factors” and should be carefully considered, together with other information in this annual report on Form 20-F and our other filings.

•risks related to all of our products, including pelareorep, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•risks inherent in pharmaceutical research and development;

•risks related to timing and possible delays in our clinical trials;

•risks related to our ability to develop our products for use in combination with third-party drugs, including immune checkpoint inhibitors;

•uncertainties regarding our estimated market opportunities;

•risks related to our operations being adversely impacted by the COVID-19 pandemic;

•risks related to toxicity, undesirable side effects and adverse safety events;

•risks related to our lack of operating revenues and history of losses;

•risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•risks related to being subject to government manufacturing and testing regulations;

•risks related to some of our clinical trials being conducted in countries outside of the United States;

•risks related to our reliance on patents and proprietary rights to protect our technology;

•risks related to development in patent law;

•risks related to the extremely competitive biotechnology industry and if our competitors develop and market products that are more effective, our business could be adversely impacted;

•risks related to potential products liability claims;

•risks related to future legal proceedings and any finding of liability or damages;

•risks related to our new products not being accepted by the medical community or consumers;

•risks related to our technologies becoming obsolete;

•risks related to our dependence on third-party relationships for research, clinical trials, manufacturing, raw materials and other third-party arrangements;

•risks related to our license, development, supply and distribution agreement (the “Licensing Agreement”) with Adlai Nortye Biopharma Co. Ltd. (“Adlai”);

•risks related to negative developments in the field of immuno-oncology;

•risks related to potential increases in the cost of director and officer liability insurance;

•risks related to our dependence on key employees and collaborators;

•risks related to Barbados law, including those relating to the enforcement of judgments obtained in Canada or the United States;

•risks related to the effect of changes in the law on our corporate structure;

•risks related to data privacy laws;

•risks related to our information technology systems and security breaches;

•risks related to our compliance with the Sarbanes-Oxley Act of 2002, as amended;

•U.S. civil liabilities may not be enforceable against us, or certain of our directors or officers named in this Form 20-F;

•risks related to our status as a foreign private issuer;

•risk related to possible “passive foreign investment company” status; and

•risks related to our common shares, such as volatility of market price, potential dilution and no cash dividend in the foreseeable future.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.[RESERVED]

B.Capitalization and Indebtedness

Not Applicable

C.Reasons for the Offer and Use of Proceeds

Not Applicable

D.Risk Factors

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

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product we develop will be affected by numerous factors beyond our control, including but not limited to:

•the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•preliminary results as seen in animal and/or limited human testing may not be substantiated in larger, controlled clinical trials;
•manufacturing costs or other production factors may make manufacturing of products ineffective, impractical and non-competitive;
•proprietary rights of third parties or competing products or technologies may preclude commercialization;
•requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

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

We must conduct extensive clinical trials to demonstrate the safety and efficacy of our products in humans. Clinical testing, in particular, is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process, which could delay or prevent us from receiving marketing approval or commercializing our product candidates, including the following:

•Our clinical trials may produce negative or inconclusive results, and we may decide, or regulatory authorities may require us, to conduct additional clinical trials or we may abandon projects that we expect to be promising;
•The number of subjects required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate;
•We might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;
•Regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or our clinical protocols;
•Regulators may refuse to accept or consider data from clinical trials for various reasons, including noncompliance with regulatory requirements or our clinical protocols;
•We may be subject to governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including guidelines specifically addressing requirements for the development of treatments for our product candidates;
•We might have difficulty adding new clinical trial sites on a timely basis, or at all;
•The cost of our clinical trials may be greater than we anticipate;
•The supply, storage, distribution or quality of our products or other materials necessary to conduct our clinical trials may be insufficient or inadequate

Additionally, subject enrollment, which is a significant factor in the timing of clinical trials, is affected by a variety of factors, including the following:

•The size and nature of the subject population;
•The proximity of subjects to clinical sites;
•The eligibility criteria for the trial;
•The design of the clinical trial;
•Competing clinical trials; and

•Clinicians’ and subjects’ perceptions as to the potential advantages of the medication being studied in relation to other available therapies, including any new medications that may be approved for the indications we are investigating.

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

In addition, on May 30, 2018, the federal Right to Try Act was signed into law. The law, among other things, provides a federal framework for patients to access certain investigational new drug products that have completed a Phase 1 clinical trial. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA approval under the FDA expanded access program. While there is no obligation to make product candidates available to eligible patients as a result of the Right to Try Act, new and emerging legislation regarding expanded access to unapproved drugs could negatively impact enrollment in our clinical trials and our business in the future.

Our candidate product, pelareorep, is being and will continue to be used in combination with third-party drugs. Those currently being partnered with pelareorep are approved; however, we have limited or no control over the supply of these drugs. If our relationships with current or future collaborators or suppliers are not successful, we may be delayed in completing the development of our product candidates.

In several of our current and planned studies, pelareorep is being or will be administered in combination with immune checkpoint inhibitors (ICIs), a class of drugs intended to stop tumor cells from interfering with the ability of the patient’s immune system to attack their tumor. We have entered into agreements with Pfizer and Roche to supply their ICIs, avelumab and atezolizumab, respectively, for use in our ongoing and upcoming Oncolytics-sponsored studies. Specifically, avelumab is being used in our currently enrolling Phase 2 study in breast cancer (BRACELET study), and atezolizumab is being used in our ongoing window-of-opportunity study in breast cancer (AWARE study) and will be used in our ongoing upcoming Phase 1/2 study in gastrointestinal cancer (GOBLET study). In addition, other ICIs are being used in combination with pelareorep in ongoing investigator-sponsored studies including retifanlimab (Incyte) in a Phase 2 study in breast cancer (IRENE study) and nivolumab (BMS) in a Phase 1 study in myeloma. Additionally, we may enter into future agreements for the supply ICIs for use in connection with the development of pelareorep.

Our ability to develop pelareorep for use in combination with ICIs depends on our ability to access ICIs for use in our clinical trials on commercially reasonable terms. We cannot be certain that current or potential future commercial relationships will provide us with a steady supply of such drugs on commercially reasonable terms or at all. Any failure to maintain or enter into new successful commercial relationships or the expense of purchasing checkpoint blockade therapies in the market may delay our development timelines, increase our costs, and jeopardize our ability to develop pelareorep as a commercially viable therapy. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

If any current or any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing appropriate ICIs. Additionally, should the supply of products from any current or future collaborator or supplier be interrupted, delayed or otherwise be unavailable to us, our clinical trials may be delayed. In the event we are unable to source a supply of an alternative appropriate ICI or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Moreover, the development of pelareorep for use in combination with ICIs may present challenges that are not faced for single agent product candidates. Developments related to the other product may impact our clinical trials as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product's safety or efficacy profile, changes to the availability of the approved product, and changes to the standard of care.

The incidence and prevalence for target patient populations of our product candidates are based on estimates and third-party sources. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our business, financial condition, results of operations and prospects may be materially adversely affected.

Periodically, we make estimates regarding the incidence and prevalence of target patient populations for particular diseases based on various third-party sources and internally generated analysis and use such estimates in making decisions regarding our product development strategy, including determining indications on which to focus in preclinical or clinical trials.

These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity will depend on, among other things, the acceptance of such data by the medical community and patient access, product pricing and reimbursement, any limitations on populations and indications in approved product labeling, as well as the approval of new or competing medicines. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which could materially adversely affect our business, financial condition, results of operations and prospects.

Our business, including our research and development operations, has been and may continue to be adversely affected by the COVID-19 pandemic.

During 2020, the global outbreak of a novel coronavirus identified as the SARS-coronavirus-2 (SARS-CoV-2) led to the associated coronavirus infectious disease 2019 (COVID-19). COVID-19 has had a broad adverse impact on the global economy across many industries and has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns, as well as significant volatility in global financial markets. In March 2020, we transitioned our workforce to a remote working arrangement to protect the health and safety of our employees and in accordance with enhanced health and safety protocols consistent with guidelines issued by local health authorities. Clinical trial activities, including patient enrollment and site activation, were not materially delayed due to COVID-19. To date, COVID-19 has not had a material impact on our financial condition, liquidity or longer-term strategic development.

The extent to which COVID-19 may cause more significant disruptions to our business and greater impacts to our results of operations will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the outbreak (including future potential waves or cycles), travel restrictions and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease and to address its impact, including on financial markets.

If the COVID-19 pandemic worsens or continues for a prolonged period of time, particularly in regions where we or our collaborators and suppliers do business, we could experience disruptions that could significantly impact our current and planned clinical trials, preclinical research and other business activities, including:

•disruption to and delays in preclinical research activities due to an extended closure or reduced capacity of lab facilities;
•further delays or difficulties in enrolling patients in our ongoing and planned clinical trials;
•patients discontinuing their treatment or follow-up visits;
•further delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•disruptions in supply, logistics or other activities related to the procurement of materials, which could have a negative impact on our ability to conduct preclinical research, initiate or complete our clinical trials;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;
•interruption of key business activities due to illness and/or quarantine of key individuals and delays associated with recruiting, hiring and training new temporary or permanent replacements for such key individuals, both internally and at our third-party service providers and strategic partners;
•limitations in resources that would otherwise be focused on the conduct of our business or our current or planned clinical trials or preclinical research, including because of sickness, the desire to avoid contact with large groups of people, restrictions on travel, or prolonged stay-at-home or similar working arrangements;
•delays in receiving approvals from regulatory authorities to initiate our planned clinical trials;
•changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted and incur unexpected costs, or require us to discontinue clinical trials altogether;
•delays in necessary interactions with regulators (including the FDA), ethics committees and other important agencies and contractors due to limitations in employee resources or furlough of government or contractor personnel;
•disruptions to our strategic partners’ operations, which could delay the development of our product candidates in certain geographical regions and thereby affect the timing of development and commercial milestone payments and royalties on potential future product sales we may receive; and
•limitations on our ability to recruit preclinical research, clinical, regulatory and other professional staff on the timeframe required to support our research and development programs.

In addition, COVID-19 could result in the continued significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. Such financial market volatility may continue and the value of our common shares may be adversely impacted.

The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business. While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition and operating results.

Our product candidate may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any potential marketing approval.

To date, pelareorep is generally well-tolerated and has a manageable side effect profile for most patients. However, there can be no assurance that additional undesirable side effects or serious adverse events will not be caused by or associated with pelareorep as it continues through its clinical development, including when co-administered with approved products. As with many pharmaceutical and biological products, treatment with our product candidate may produce undesirable side effects or adverse reactions or events, including potential adverse side effects related to cytokine release, and may exacerbate known adverse events associated with co-administered approved products. If our product candidates or similar products or product candidate under development by third parties demonstrate unacceptable adverse events, or unacceptably exacerbate adverse events associated with co-administered approved products, we may be required to halt or delay further clinical development of our product candidate. The FDA, the EMA or other foreign regulatory authorities could order us to cease further development of or deny approval of our product candidate for any or all targeted indications.

The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately or timely recognized or managed by the treating medical staff, particularly outside of the institutions that collaborate with us, as toxicities resulting from our novel technologies may not be normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel using our product candidate to understand its side effect profiles, both for our planned clinical trials and upon any commercialization. Inadequate training in recognizing or managing the potential side effects of our product candidate could result in adverse effects to patients, including death.

Additionally, if our product candidate receives marketing approval, and we or others later identify undesirable side effects caused or exacerbated by such product, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our product, a number of potentially significant negative consequences could result, including:

•regulatory authorities may withdraw approvals of such product;

•regulatory authorities may require additional warnings on the label;

•we may be required to create a risk evaluation and mitigation strategy plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•we could be sued and held liable for harm caused to patients; and

•our reputations may suffer.

Any of the foregoing could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved. Furthermore, any of these occurrences may harm our business, financial condition and prospects significantly.

Financial Condition Risks

We have no operating revenues and a history of losses. We have no products approved for commercial sale, and we may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company. We have incurred significant losses since our inception. To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2020, we had an accumulated deficit of $367.1 million and we incurred net losses of $22.5 million, $33.1 million and $17.0 million for the years ended December 31, 2020, 2019, and 2018, respectively. We anticipate that we will continue to incur significant losses during 2021 and in the foreseeable future. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. We do not expect to reach profitability at least until after the successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2020, we had cash and cash equivalents of $31.2 million. Working capital was approximately $31.6 million. We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering or otherwise, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our existing shareholders. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

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

Third-party credit risk

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

We have conducted, and may in the future conduct, clinical trials for pelareorep in sites outside the United States and the FDA may not accept data from trials conducted in such locations.

We have conducted, and may in the future choose to conduct, clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deem clinically meaningful. Generally, the patient population for any clinical trials conducted outside of the United States must be representative of the population for whom we intend to label the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside the United States. If the FDA does not accept the data from any clinical trials we may conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of pelareorep.

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

Developments in patent law could have a negative impact on our business.

From time to time, authorities in the United States, the European Union and other government authorities may change the standards of patentability, and any such changes could have a negative impact on our business.

For example, in the United States, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a "first-to-invent" system to a "first-to-file" system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Also, case law may have a substantial impact on the way patents are prosecuted, examined and litigated. This also affects the scope of protection that is available in a specific jurisdiction.

Developments of patent law in other jurisdictions may impact our business. For example, it is currently not clear what impact the planned introduction of the Unified Patent Court in the European Union will have. Patents that are valid and enforceable under the current system may be considered invalid and/or unenforceable under the new system. Also patents may be invalidated not just in one single jurisdiction, but across all countries of the European Union in one single trial. Also the effect the impending withdrawal of the United Kingdom from the European Union ("Brexit") has on the patent system, in particular in connection with aforementioned Unified Patent Court, bears certain risks and uncertainties.

Other Business Risks

The biotechnology industry is extremely competitive and if our competitors develop and market products that are more effective, safer or less expensive than our products, our business could be adversely impacted.

Technological competition in the pharmaceutical industry is intense and we expect competition to increase. Other companies are conducting research on therapeutics involving innate and adaptive immune responses as well as other novel treatments or therapeutics for the treatment of cancer which may compete with our product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, manufacturing, technical, marketing, drug development and human resources than us. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than we do. Accordingly, our competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

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

Our primary activity to date has been research and development and we have no experience in marketing or commercializing products. We will likely rely on third parties to market our products, assuming that they receive regulatory approvals. If we rely on third parties to market our products, the commercial success of such product will be subject to a number of risks that may be outside of our control, including:

•competition in relation to alternative treatments, including efficacy advantages and cost advantages;
•perceived ease of use;
•the availability of coverage or reimbursement by third-party payors;
•uncertainties regarding marketing and distribution support; and
•distribution or use restrictions imposed by regulatory authorities.

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

We rely on third-party manufacturers to produce our clinical products and on other third parties to store, monitor and transport bulk drug substance and drug product. We and our third-party partners may encounter difficulties with respect to these activities that could delay or impair our ability to initiate or complete our clinical trials.

We do not currently own or operate any manufacturing facilities. We rely on a contract manufacturer to source suitable raw materials and produce sufficient quantities of pelareorep for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards. If we are unable to arrange for such third-party manufacturing sources or materials are not available in a timely manner, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of pelareorep or we may be delayed in doing so. The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. The process of manufacturing our pelareorep is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, contamination and inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the third-party manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any failure by our third-party manufacturers to comply with applicable regulatory and quality standards or any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates.

In addition to third-party manufacturers, we rely on other third parties to store, monitor and transport bulk drug substance and drug product. If we are unable to arrange for such third-party sources, or fail to do so on commercially reasonable terms, we may not be able to successfully supply sufficient product candidate or we may be delayed in doing so. Such failure or substantial delay could materially harm our business.

We rely on third parties to produce and provide suitable raw materials for pelareorep production, packaging, and testing as well as clinical trial-related testing. We and our third-party partners may encounter difficulties with sourcing these materials that could delay or impair our ability to manufacture pelareorep or complete product or clinical sample testing.

We rely on contract manufacture and testing facilities to source required materials for production and evaluation of pelareorep as well as testing of clinical trial-related samples. As a result, we have less control over the supply timing and cost of these materials than if we sourced these materials directly. In addition, these are often specialized materials and third-party suppliers may also encounter challenges in producing, testing, or distributing materials that can impact delivery quantities and timeframes. If we are unable to arrange for sufficient supply or materials are not available in a timely manner, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of pelareorep or we may be delayed in doing so. If we are unable to arrange for appropriate testing materials or they are not available in a timely manner, we may be unable to execute some clinical trial testing or we may be delayed in doing so.

We rely on third parties to monitor, support, conduct and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for those product candidates. We may not be able to obtain regulatory approval for our products that may result from our development efforts if we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us.

We rely on entities outside of our control, which may include clinical and research consultants, academic institutions and contract research organizations ("CROs"), to perform, monitor, support, conduct and oversee preclinical studies and clinical trials of pelareorep. As a result, we have less control over the timing and cost of these studies and the ability to recruit trial subjects than if we conducted these trials with our own personnel.

If we are unable to maintain or enter into agreements with these third parties on acceptable terms, or if any such engagement is terminated prematurely, we may be unable to enroll patients on a timely basis or otherwise conduct our trials in the manner we anticipate. In addition, there is no guarantee that these third parties will devote adequate time and resources to our studies or perform as required by our contract or in accordance with regulatory requirements, including maintenance of clinical trial information regarding our products. If these third parties fail to meet expected deadlines, fail to transfer to us any regulatory information in a timely manner, fail to adhere to protocols or fail to act in accordance with regulatory requirements or our agreements with them, or if they otherwise perform in a substandard manner or in a way that compromises the quality or accuracy of their activities or the data they obtain, then clinical trials of our product candidates may be extended or delayed with additional costs incurred, or our data may be rejected by the FDA, EMA or other regulatory agencies. Ultimately, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities.

If we or any of our CROs fail to comply with applicable regulatory regulations, the clinical data generated in our clinical trials may be deemed unreliable and our submission of marketing applications may be delayed or we may be required to perform additional clinical trials before approving our marketing applications. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and increase our costs. Moreover, our business may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

If any of our clinical trial sites terminate for any reason, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. Further, if our relationship with any of our CROs is terminated, we may be unable to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines.

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

Further, conducting business with Adlai within the Territories, and specifically China, subjects us to certain economic, political, currency and legal risks and uncertainties regarding, among other things, the development and commercialization of pelareorep and the release and receipt of payments under the terms of the Licensing Agreement, including the payment of royalties upon commercialization of pelareorep. These risks include:

•different regulatory requirements for drug approvals in foreign countries;
•different standards of care in various countries that could complicate the evaluation of our product candidates;
•different U.S. and foreign drug import and export rules;
•reduced protection for intellectual property rights in certain countries;
•unexpected changes in tariffs, trade barriers and regulatory requirements;
•different reimbursement systems and different competitive drugs indicated to treat the indications for which our product candidates are being developed;
•economic weakness, including inflation, or political instability in particular foreign economies and markets;
•compliance with the FCPA, and other anti-corruption and anti-bribery laws;
•U.S. and foreign taxes;
•foreign currency fluctuations, which could result in reduced revenues, and other obligations incident to doing business in another country;
•a reliance on CROs, clinical trial sites, principal investigators and other third parties that may be less experienced with clinical trials or have different methods of performing such clinical trials than we are used to in the U.S.;
•potential liability resulting from development work conducted by foreign distributors; and
•business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

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

Negative developments in the field of immuno-oncology could damage public perception of pelareorep and negatively affect our business.

The commercial success of pelareorep depends in part on public acceptance of the use of cancer immunotherapies including ICIs. Adverse events in clinical trials of pelareorep or in clinical trials of similar products and the resulting publicity, as well as any other negative developments in the field of immuno-oncology that may occur in the future including in connection with competitor therapies, could result in decreased acceptance of and demand for pelareorep. These events could also result in the suspension, discontinuation, or clinical hold of or modification to our clinical trials. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to pelareorep or to competitors’ products, pelareorep may not be accepted by the general public or the medical community, and potential clinical trial participants may be discouraged from enrolling in our trials. As a result, we may not be able to continue or may be delayed in conducting our development programs.

Pelareorep is an oncolytic virus and, as such, adverse developments related vaccines for viral diseases or in clinical trials of other virus-based oncolytic immunotherapy products may result in a disproportionately negative effect on the perception of pelareorep compared to other products in the field of immuno-oncology that are not based on viruses.

Future negative developments in the field of immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approval of pelareorep. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for pelareorep.

Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics.

We may be impacted by business interruptions resulting from pandemics and public health emergencies, including those related to COVID-19, geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires. An outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 pandemic, or a fear of any of the foregoing, could adversely impact us by causing operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how we may affected if such an epidemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

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

Our ability to develop the product will depend, to a great extent, on our ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Intense competition for attracting key skill-sets may limit our ability to retain and motivate key personnel on acceptable terms. We are highly dependent on the principal members of our management staff as well as our advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with us are affected by a number of influences outside of our control. The loss of key employees and/or key collaborators may affect the speed and success of product development.

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

We are subject to complex laws and regulations that address privacy and data security. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

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

We could also be negatively impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, data privacy, data localization and data protection outside of the U.S., such as the General Data Protection Regulation (“GDPR”), which took effect in the EU in May 2018. The GDPR extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. The GDPR may increase our responsibility and potential liability in relation to personal data that we process, expose us to substantial potential fines and increase our compliance costs. The GDPR could also cause our development costs to increase in connection with clinical trials we are currently conducting and may conduct in the future in the EU for our products and product candidates.

Failure to comply with data protection laws and regulations both within and outside of the U.S. could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

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

We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. In addition, as a result of the COVID-19 pandemic, we may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.

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

The Company is a Canadian company, with its principal place of business in Canada. Some of the Company’s directors and officers, including the Company's Chief Executive Officer and Chief Financial Officer, are residents outside the United States and a significant portion of the Company’s assets are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or these directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors or officers predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

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

If we were to lose our foreign private issuer status under U.S. federal securities law, we would likely incur additional expenses associated with compliance with the U.S. securities law applicable to U.S. domestic issuers.

As a foreign private issuer, as discussed above under the risk factor titled “As a foreign private issuer, our shareholders may have less complete and timely data”, we are exempt from certain provisions of the U.S. federal securities law. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our common shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and more expensive to procure director and officer liability insurance.

The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. holders of Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2020, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future taxable years. If the Company is a PFIC for any year during a U.S. holder’s holding period of the Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective qualified electing fund election (“QEF Election”) or a mark-to-market election with respect to the Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.” Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.History and Development of the Company

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

B.Business Overview

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

Scientific Background

Pelareorep’s anti-tumor activity is based on three modes of action which are complementary but not interdependent (Figure 1):

•Selective viral replication in permissive cancer cells which leads to tumor cell lysis.
•Activation of innate immunity in response to the infection, which results in a cascade of chemokines/cytokines, causing natural killer (NK) cells to be activated and attack cancer cells.

•A specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs), infected tumor cells and/or dendritic cells to T cells.

Summary of Research and Development highlights

Preclinical and translational research to date indicates the following:

•Pelareorep has anticancer effects in a variety of animal models demonstrating that it can reduce tumor burden and prolong survival in these models.
•The anticancer effects in animal models can be enhanced when pelareorep is given in combination with chemotherapy, immunotherapy, radiotherapy, and other targeted cancer therapies, highlighting the beneficial adjuvant or anticancer immune-boosting properties of pelareorep.
•A toxic dose of pelareorep has not been reached/established in animal models and infection presents with minimal side-effects.

Clinical data to date indicate the following:

•More than 1,400 patients have been enrolled in clinical studies conducted in countries including the U.S., Canada and EU. Of these, more than 1,000 patients received pelareorep, with over 930 via intravenous (IV) administration.
•Pelareorep has been administered as single or multiple doses (intratumoral or intravenous), either as a mono-therapy or in combination with chemotherapy, immunotherapy (e.g., checkpoint inhibitors), and radiotherapy.
•Pelareorep is generally well-tolerated and has a manageable side effect profile for most patients.
•When combined with chemotherapy or immunotherapy, pelareorep does not appear to enhance either the frequency or severity of the adverse effects of these agents.
•Efficacy analysis from clinical studies show that treatment with pelareorep can improve the outcome of cancer patients in a variety of potential tumor targets:
•In a randomized Phase 2 study with 74 metastatic breast cancer (mBC) patients, known as IND 213, treatment with pelareorep plus paclitaxel versus paclitaxel alone demonstrated a statistically significant improvement in overall survival: 17.4 months versus 10.4 months, respectively (HR = 0.65; 80% CI 0.46–0.91; p=0.1). In a post hoc subgroup analysis, the OS improved with pelareorep plus paclitaxel in estrogen receptor-positive; human epidermal growth factor receptor 2 negative (ER+; HER2-) patients: 21.0 months versus 10.8 months, respectively (HR = 0.60; p=0.1). In patients that were ER+, progesterone receptor-positive, and HER2- (ER+;PgR+;HER2-) the median OS further improved with pelareorep plus paclitaxel: 21.8 months versus 10.8 months (HR = 0.36; p= 0.003)
•In a single-arm study with gemcitabine plus pelareorep, in first-line patients with pancreatic ductal adenocarcinoma (PDAC), known as REO 017, the median OS was 10 months with a 1 year and 2-year survival of 45% and 24%, respectively. For a single-arm study, these results were encouraging relative to 20–22% and 2–5%, landmark 1-year and 2-year survival, respectively for PDAC patients treated with gemcitabine alone from two different phase 3 studies.
•In a two-arm Phase 2 randomized study (NCI 8601), patients with PDAC were randomized to receive either carboplatin, paclitaxel and pelareorep (test arm) or carboplatin and paclitaxel alone (control arm). The median OS was similar for both arms, but the probability of survival at Year 2 was 20% in the test arm vs. 9% in the control arm. Biomarker studies from this clinical trial identified the immunomodulatory CEA cell adhesion molecule 6 (CEACAM6/CD66c) as a potential receptor for specific viral subtypes, where altered CEACAM6 levels may be predictive for pelareorep sensitivity. Specifically, when comparing extraordinary responders in the test arm to those with poor outcomes, low levels of CEACAM6 mRNA expression were associated with prolonged progression-free survival in pela-treated patients (10.32 months in CEACAM6 low versus 7.75 months in CEACAM6 high patients, p=0.05), importantly this effect was not seen in the control arm.
•Biomarker data from an ongoing window-of-opportunity study in early breast cancer (AWARE-1) demonstrates that pelareorep can replicate at high levels in breast cancer tissue following intravenous delivery. Viral replication, in turn, promotes the recruitment of tumor-infiltrating lymphocytes (mainly CD8+cells) and upregulates the expression of PD-L1, creating a tumor microenvironment poised to respond to checkpoint blockade therapy.

Mechanism of Action

Figure 1. Proposed mechanism of action for pelareorep

1.Direct cell lysis - Reovirus Replication in Permissive Cancer Cells

Selective viral replication and lysis in cancer cells and not normal cells is mediated by the host cellular protein dsRNA-activated protein kinase (PKR). In non-cancer cells that are infected with reovirus, PKR activates in the presence of the virus which in turn inhibits viral gene translation. However, in permissive cancer cells, PKR activation is inhibited, allowing for viral gene translation and eventual cell lysis.

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

2.Induction of Innate Immunity

Preclinical and clinical studies provide compelling evidence that pelareorep functions as a systemically-delivered immunogenic agent which acts locally at the site of the tumor. Indeed, preclinical studies demonstrated that cancer cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory environment promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T-cells, altering the tumor microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independently of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus, in turn, stimulate the innate antitumor activity of NK cells and aid in the priming of specific antitumor cytotoxic lymphocyte, demonstrating that dendritic cell recognition of reovirus may trigger a beneficial innate immune response.

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

3.Induction of Adaptive Immunity

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

Non-inflamed tumor
Partially-inflamed tumor
Inflamed tumor
NK cell
T-cell
Antigen Presenting Cell
Immune desert
“cold tumor”
Immune responsive
“hot tumor”

Clinical Development Plan

The ultimate objective of our clinical development plan is to obtain regulatory approval for pelareorep and is based on the compelling efficacy data from previous studies in breast, multiple myeloma, and selected gastrointestinal cancers. Our current clinical development program centers on the role of pelareorep in immuno-oncology mechanisms, particularly in combination with key immune checkpoint inhibitors and potentially other immune-based therapies. Our primary focus is to demonstrate enhanced antitumor efficacy with high profile checkpoint inhibitors, as we believe this may be the most immediately impactful clinical data and the most expeditious path to approval.

We believe pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with different classes of immunotherapies. Therefore, as our clinical development program evolves and delivers additional data, we will consider appropriate expansion of our plan to investigate potential opportunities with such immunotherapies.

Throughout 2020, we presented preliminary results at multiple conferences from our AWARE-1 study, which received regulatory approval in 2019 and examined the use of pelareorep and atezolizumab (Tecentriq®) in a breast cancer window-of-opportunity study. The preliminary results demonstrated that pelareorep mediated priming of the tumor microenvironment for checkpoint blockade therapy. In the second quarter of 2020, we began enrollment in our BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel) study, for which we initiated start-up activities in the second half of 2019. The BRACELET-1 study will essentially repeat our IND 213 trial in mBC in patients that are hormone receptor-positive (HR+) / human epidermal growth factor receptor 2 negative (HER2-), with the addition of a third arm that includes pelareorep, paclitaxel and avelumab (Bavencio®). Efficacy analysis of our IND213 trial is described in "Summary of Research and Development highlights" above. In the third quarter of 2020, we dosed our first patient in our investigator-sponsored multi-center trial known as IRENE (INCMGA00012, and the oncolytic virus pelaREorep in metastatic triple-NEgative breast cancer). This trial will investigate pelareorep in combination with Incyte’s anti-PD-1, retifanlimab (INCMGA00012) in triple-negative breast cancer.

In addition to breast cancer, we also announced a platform study known as GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) in the third quarter of 2020. GOBLET will examine combination therapy with pelareorep and atezolizumab (Tecentriq®) in a variety of gastrointestinal indications in four cohorts: (1) Patients with first-line locally advanced/metastatic unresectable pancreatic ductal adenocarcinoma (PDAC); (2) Patients with first-line metastatic colorectal cancer (mCRC), limited to microsatellite instability-high (MSI-H) or mismatch repair deficient (dMMR) tumors; (3) Patients with third-line mCRC independent of microsatellite instability (MSI)/dMMR status; and (4) Patients with ≥ second-line locally advanced/metastatic unresectable squamous cell carcinoma of the anal canal (SCCA) of viral or non-viral origin after prior systemic chemotherapy. We expect to begin enrollment in the second quarter of 2021.
As well, our pancreatic cancer study combination study was ongoing in 2020. This study is an extension of our phase 1 study investigating pelareorep in combination with chemotherapy and pembrolizumab (Keytruda®). In 2019, we published our first data set related to the phase 1 study, in the journal of Clinical Cancer Research, demonstrating the safety and tolerability of this combination treatment regime and showed encouraging clinical efficacy with one patient achieving a partial response (six-month duration) and two patients with stable disease (lasting 126 and 221 days).

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have 377 issued patents including 40 issued in the U.S. and 17 in Canada. We also have 12 patents pending in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Business Strategy

Our business strategy is to develop and market pelareorep in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development. We intend to achieve our business strategy by focusing on these key areas:

•Develop pelareorep through our clinical development plan assessing the safety and efficacy in human subjects;

•Establish collaborations with experts to assist us with scientific and clinical developments of this new potential pharmaceutical product;

•Implement strategic alliances with select biopharmaceutical companies and laboratories, at a time and in a manner whereby such alliances may complement and expand our own research and development efforts. Such alliances may also result in an eventual expansion to include providing additive sales and marketing capabilities;

•Utilize our broadening patent base and collaborator network as a mechanism to meet our strategic objectives; and

•Develop relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

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

At this time, we do not intend to become a fully integrated pharmaceutical company with substantial in-house research and development, marketing and distribution or manufacturing capabilities. We are pursuing a strategy of establishing relationships with larger companies as strategic partners. It is anticipated that future clinical development into large international or pivotal trials would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance. In exchange for certain product rights and commitments to market our products, the strategic partners would be expected to share in proceeds from the sale of our product or products.

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

In order to market our pharmaceutical product in Canada, the United States, Europe and other jurisdictions, we must successfully meet the requirements of those jurisdictions. The requirements of the appropriate regulatory authority will generally include the following stages as part of the regulatory process:

•Pre-Pharmacological Studies - Pre-Pharmacological studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicology in a disease model.

•Investigational New Drug Application - An Investigational New Drug (IND) Submission, or the equivalent, must be submitted to the appropriate regulatory authority prior to conducting Pharmacological Studies.

•Pharmacological Studies (or Phase 1 Clinical Trials) - Pharmacological studies are designed to assess the potential harmful or other side effects that an individual receiving the therapeutic compound may experience.  These studies, usually short in duration, are often conducted with healthy volunteers or actual patients and use up to the maximum expected therapeutic dose.

•Therapeutic Studies (or Phase 2 and 3 Clinical Trials) - Therapeutic studies are designed primarily to determine the appropriate manner for administering a drug to produce a preventive action or a significant beneficial effect against a disease.  These studies are conducted using actual patients with the condition that the therapeutic is designed to remedy. Prior to initiating these studies, the organization sponsoring the program is required to satisfy a number of requirements via the submission of documentation to support the approval for a clinical trial.

•New Drug Submission - After all three phases of a clinical trial have been completed, the results are submitted with the original IND Submission to the appropriate regulatory authority for marketing approval.  Once marketing approval is granted, the product is approved for commercial sales.

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

Market and Competition

According to estimates for 2021 from the American Cancer Society, more than 1.9 million Americans are expected to be diagnosed with cancer in the year, and approximately 608,570 Americans are expected to die of cancer. Cancer is the second most common cause of death in the U.S., exceeded only by heart disease. In the United States, the relative lifetime risk of a male or female developing cancer is 1 in 2 and 1 in 3, respectively (Source: American Cancer Society's Cancer Facts & Figures 2021). The prevalence of breast cancer in the United States in 2017 was 3.6 million, of which there were 68% (2.4 million) patients with HR+/HER2- subtype. It was projected that there will be 114,438 patients with HR+/HER2- mBc. (Source: https://seer.cancer.gov/statfacts/html/breast.html (accessed Feb 24, 2021); https://seer.cancer.gov/statfacts/html/breast-subtypes.html (accessed Feb 24, 2021); Marriotto et al. Estimation of the Number of Women Living with Metastatic Breast Cancer in the United States. Cancer, Epidemiology, Biomarkers & Prevention May 18, 2017. https://cebp.aacrjournals.org/content/cebp/26/6/809.full.pdf)

The costs of this disease state are also significant. In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2021 that The National Cancer Institute estimated that the 2015 direct medical costs for cancer were $183 billion and are projected to increase to $246 billion by 2030.

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

C.Organizational Structure

On December 31, 2020, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company. In addition, Oncolytics Biotech (U.S.) Inc., a Delaware corporation, is a material wholly-owned subsidiary of OBB.

D.      Property, Plant and Equipment

We currently lease our head office in Calgary, Alberta, Canada as well as our office spaces in San Diego, California, U.S. and Barbados. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of pelareorep, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2021 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

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

A.Operating Results

Please see our 2020 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.Liquidity and Capital Resources

Please see our 2020 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.Research and Development, Patents, and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" for information on the Company’s research and development policies.

D.Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2020 MD&A in Exhibit 15.1 for our comparative discussion on our expenditures between 2018 - 2020 and our expectations for 2021.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and senior management as at December 31, 2020, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Deborah M. Brown, MBA, ICD.D(1)(2) Ontario, Canada	Director
Ms. Brown is the Managing Partner at Accelera Canada Ltd., a specialty consultancy firm that assists emerging biopharma ventures in the United States and Europe with the development and implementation of Canadian market strategies. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently sits on the Boards of the HBSPCA, Cardiol Therapeutics, Oncolytics Biotech Inc, and Sernova Corp. Ms. Brown holds an MBA from University of Western Ontario's Ivey School of Business, an Hons B.Sc. from the University of Guelph. She most recently completed the Institute of Corporate Directors Designation (ICD.D).
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

Mr. de Guttadauro has a Bachelor of Science degree in engineering from the United States Military Academy at West Point.
N/A

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Allison Hagerman, P.Eng., PMP, MBT Alberta, Canada	Vice President, Product Development	A Professional Engineer focused on biotechnology, Ms. Hagerman joined Oncolytics in 2010 and has been integral to the progress of its product development program ever since. Prior to being appointed as Vice President of Product Development, Ms. Hagerman was the Director, Manufacturing and Engineering from 2013-2017 and Project Manager from 2010-2013, during which time she led the process performance qualification for pelareorep drug substance. Ms. Hagerman is a Professional Engineer (P.Eng., APEGA) and Project Management Professional (PMP, PMI). She holds a Master of Biomedical Technology (MBT) degree from the University of Calgary, and B.Sc. degrees in both Chemical Engineering and Biological Sciences.	N/A
Thomas C. Heineman, MD, PhD California, USA	Global Head of Clinical Development and Operations	Dr. Heineman brings more than 20 years of experience leading clinical development programs to Oncolytics, including 14 years in the biopharmaceutical industry. Most recently, Dr. Heineman served as Senior Vice President and Head of Clinical Development at Denovo Biopharma. Prior to his time at Denovo, Dr. Heineman served as Vice President and Head of Clinical Development at Genocea Biosciences and Halozyme Therapeutics, where he was also the Head of Translational Medicine, and oversaw clinical trials in indications such as breast and pancreatic cancer. Dr. Heineman’s experience further extends into big pharma and academia, as he has previously held roles as Senior Director, Global Clinical Research and Development at GlaxoSmithKline and as an Associate Professor at the Saint Louis University School of Medicine.

		Dr. Heineman has co-authored over 60 peer-reviewed publications and is board certified in several specialties, including Internal Medicine and Infectious Diseases. He completed his fellowship in Infectious Diseases at the National Institutes of Health and his internship and residency at the University of Maryland. Dr. Heineman earned his MD at the University of Chicago, where he also received a PhD in molecular genetics.	N/A
Angela Holtham, MBA, FCPA, FCMA, ICD.D(1)(2) Ontario, Canada	Director	Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).	June 18, 2014

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Leonard Kruimer, MBA, CPA(1)(3) Vinkeveen, The Netherlands	Director	Mr. Kruimer has over 30 years experience in accounting, corporate finance, and strategy, in senior management positions in private and publicly listed life science companies. Mr. Kruimer served as CFO and Executive Committee Member of Crucell from 1998 through 2011, when Crucell was acquired by JNJ. During his tenure, he led financing activities of the company and contributed to Crucell's strategic acquisition of Swiss-based Berna Biotech. Currently, Mr. Kruimer serves as independent director and Chairman of the Audit Committee for Zealand Pharma (Nasdaq: ZEAL), and Chairman of the Board of BioInvent AB (OMXS: BINV). He is a director of Advent Int. Global Investments and advisor to private equity firm Karmijn Kapitaal Investments. Previously, he was CFO of SkylineDx, a DNA diagnostics company and Chairman of ProFibrix through its acquisition by The Medicines Company (Nasdaq: MDCO) in 2013. Mr. Kruimer held various executive board positions on an interim basis. Prior to Crucell, Mr. Kruimer held senior executive positions at TIP Europe, a GE Capital company and Continental Can Europe. He was a consultant with McKinsey and started his career at Price Waterhouse in New York. Mr. Kruimer holds an MBA from Harvard, a BA in accounting and finance from University of Massachusetts and is a CPA in New York State.	October 2, 2019
Kirk J. Look, CA Alberta, Canada	Chief Financial Officer	Mr. Look is a Chartered Accountant with more than fifteen years of experience in accounting, finance, tax and treasury. Mr. Look joined Oncolytics as the Company's Controller in April 2003, and assumed the role of Chief Financial Officer in November 2012. Prior to joining Oncolytics, from 2000 to April 2003, Mr. Look was Manager of Audit and Assurance Services with Ernst & Young LLP in Canada. From 1998 to the end of 1999, Mr. Look held the positions of Audit Manager and Senior Accountant at Ernst & Young LLP in Chile.	N/A
Wayne Pisano, MBA(3)(5) Pennsylvania, USA	Chair of the Board
Mr. Pisano has served as a Director/Chairman of several publicly traded companies in the US and Canada and has more than 30 years of experience as a pharmaceutical industry executive. He served as the president and CEO of VaxInnate, a privately held biotech company from January 2012 to November 2016. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997, assuming increasing levels of responsibility. He was promoted to President and CEO in 2007, the position he successfully held until his retirement in 2011. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor's degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.
May 9, 2013
William G. Rice, PhD(3)(4) California, USA	Director	Dr. Rice has held the position of Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013. From 2003 to 2013, he served as Chairman, President and Chief Executive Officer of Cylene Pharmaceutics Inc., prior to which he was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He has also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and as a faculty member in the Division of Pediatric Hematology and Oncology at Emory School of Medicine. Dr. Rice holds a PhD in biochemistry from Emory University Laney Graduate School and was a post-doctoral trainee in the Department of Internal Medicine, Division of Hematology and Oncology at the University of Michigan Medical Center.	June 8, 2015

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Bernd R. Seizinger, MD, PhD(2)(4) New Jersey, USA and Munich, Germany	Director	Dr. Seizinger has been board member/chairman in multiple public and private biotech companies in the US and Europe. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.	June 8, 2015

Notes:
(1)Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(2)Member of the Compensation Committee. Ms. Brown is Chair of this Committee.
(3)Member of the Governance Committee. Dr. Rice is Chair of this Committee.
(4)Member of the Science and Technology Committee. Dr. Seizinger is Chair of this Committee.
(5)Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, Governance and Science and Technology Committees.

As at March 1, 2021, the directors and senior management as a group beneficially owned, directly or indirectly, 677,068 of our common shares, representing 1.17% of the issued and outstanding common shares.

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

We are not aware of any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or senior management.

B. Compensation

Directors

The following table sets forth information concerning the total compensation paid in 2020 to each director.

Name	Fees Earned ($)(1)(3)	Share- Based Awards ($)(2)(3)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Deborah Brown(4)	57,294	56,912	Nil	Nil	N/A	Nil	114,206
Angela Holtham	82,758	39,162	Nil	Nil	N/A	Nil	121,920
Leonard Kruimer(5)	60,477	52,541	Nil	Nil	N/A	Nil	113,018
Wayne Pisano(6)	51,724	107,877	Nil	Nil	N/A	Nil	159,601
William Rice	70,026	39,162	Nil	Nil	N/A	Nil	109,188
Bernd Seizinger(7)	45,835	77,992	Nil	Nil	N/A	Nil	123,827

Notes:
(1)Directors are paid fees in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.2732.
(2)The value of share-based and option based awards are based on the grant date assumptions as disclosed in note 10 "Share-Based Payments" in our 2020 audited consolidated financial statements.
(3)Directors, annually, may opt to take up to 100% of their respective annual retainer in restricted share awards.

(4)Ms. Brown elected to receive US$15,000 (25%) of her annual retainer in restricted share awards.
(5)Mr. Kruimer elected to receive US$7,500 (14%) of his annual retainer in restricted share awards.
(6)Mr. Pisano elected to receive US$40,625 (50%) of his annual retainer in restricted share awards.
(7)Dr. Seizinger elected to receive US$24,000 (40%) of his annual retainer in restricted share awards.

Senior Management

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our senior management in 2020.

Name and principal position	Year	Salary $	Share- based awards $(1)	Option- based awards $(1)	Bonus $	Non-equity incentive plan compensation $	Pension value $	All other compensation $(2)	Total compensation $
Dr. Matthew C. Coffey(3) President and Chief Executive Officer	2020	540,750	—	631,970	243,000	N/A	N/A	73,657	1,489,377
Kirk J. Look Chief Financial Officer	2020	396,550	—	526,642	142,758	N/A	N/A	60,950	1,126,900
Dr. Thomas C. Heineman(4)(5) Global Head of Clinical Development and Operations	2020	212,200	—	346,507	57,294	N/A	N/A	24,992	640,993
Dr. Rita Laeufle(4)(6) Chief Medical Officer	2020	313,916	—	—	—	N/A	N/A	279,758	593,674
Andrew de Guttadauro(4) President, Oncolytics Biotech (U.S.) Inc.	2020	381,960	—	421,314	85,941	N/A	N/A	14,247	903,462
Allison Hagerman Vice President, Product Development	2020	225,000	—	421,314	50,625	N/A	N/A	41,378	738,317
Michael Moore(4)(7) Vice President, Investor Relations & Corporate Communications	2020	168,604	—	—	—	N/A	N/A	219,279	387,883

Notes:
(1)The value of share and option based awards are based on the grant date assumptions as disclosed in note 10 "Share-Based Payments" in our 2020 audited consolidated financial statements.
(2)The dollar amounts set forth under this column are related to contributions to the senior management's respective retirement savings plan and amounts provided for health care benefits by the Company. With regards to Dr. Laeufle and Mr. Moore, the amount also included severance payments of $265,558 and $183,145, respectively.
(3)None of the compensation paid to Dr. Coffey related to his role as a director of the Company.
(4)U.S. Employees are paid salaries, bonuses and other compensation in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.2732.
(5)Dr. Heineman was appointed as the Global Head of Clinical Development and Operations on August 3, 2020.
(6)Dr. Laeufle ceased to hold the position of Chief Medical Officer effective July 31, 2020.
(7)Mr. Moore ceased to hold the position of Vice President, Investor Relations & Corporate Communications on June 4, 2020.

We have entered into employment agreements with each member of the Company's senior management (each an "Employment Agreement"). The following base salaries for 2021 were approved by the Board of Directors:

Name and principal position	Year	Salary $
Dr. Matthew C. Coffey President and Chief Executive Officer	2021	637,200
Kirk J. Look, C.A. Chief Financial Officer	2021	473,800
Dr. Thomas C. Heineman(1) Global Head of Clinical Development and Operations	2021	410,000
Andrew de Guttadauro(1) President, Oncolytics Biotech (U.S.) Inc.	2021	322,900
Allison Hagerman Vice President, Product Development	2021	380,500

Note 1: U.S. Employees are paid in U.S. Dollars and salaries above for those U.S. employees are presented in U.S. dollars. All other employees are paid in Canadian Dollars and salaries above for those Canadian employees are presented in Canadian dollars.

Further, each member of the Company's senior management is entitled to additional benefits and performance-based bonuses. As well, the Employment Agreements provide that each member of the Company's senior management is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Company. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

The Company does not provide pension plan benefits to its senior management and employees. The Company does not currently have a stock appreciation rights plan.

Termination of Employment or Change of Control

The following table reflects amounts payable to the each member of the Company's senior management based on their respective Employment Agreements assuming that their employment was terminated on December 31, 2020 without cause or due to a change of control of the Company.

Name	Termination without Cause Severance(1) $	Change of Control Severance(2) $
Dr. Matthew C. Coffey President and Chief Executive Officer	613,942	1,227,884
Kirk J. Look, C.A. Chief Financial Officer	457,845	915,691
Dr. Thomas C. Heineman(3)(4) Global Head of Clinical Development and Operations	nil	438,196
Andrew de Guttadauro(3) President, Oncolytics Biotech (U.S.) Inc.	160,014	640,057
Allison Hagerman Vice President, Product Development	133,406	266,813
Notes:
(1)As at December 31, 2020, all options granted to senior management had fully vested except for the options granted on March 8, 2018, December 13, 2019, August 1, 2020 and December 11, 2020. As a result, all members of senior management shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such member is terminated unless otherwise approved by the Board of Directors.

(2)On a change of control of the Company, senior management shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such member is terminated.
(3)U.S. Employees are paid in U.S. Dollars and are presented in U.S. dollars.
(4)Dr. Heineman's probation period, per the terms of his Employment Agreement, expires 6 months following his appointment.

C.Board Practices

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

Name and Place of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Matthew C. Coffey, PhD, MBA Alberta, Canada	President and Chief Executive Officer and Director	May 11, 2011	Date of 2021 Annual General Meeting of the Shareholders
Deborah Brown, BSc, MBA, ICD.D Ontario, Canada	Director	November 2, 2017	Date of 2021 Annual General Meeting of the Shareholders
Angela Holtham, MBA, FCPA, FCMA, ICD.D Ontario, Canada	Director	June 18, 2014	Date of 2021 Annual General Meeting of the Shareholders
Leonard Kruimer, MBA, CPA Vinkeveen, Netherlands	Director	October 2, 2019	Date of 2021 Annual General Meeting of the Shareholders
Wayne Pisano, MBA New Jersey, USA	Chair and Director	May 9, 2013	Date of 2021 Annual General Meeting of the Shareholders
William G. Rice, PhD California, USA	Director	June 8, 2015	Date of 2021 Annual General Meeting of the Shareholders
Bernd R. Seizinger, MD, PhD New Jersey, USA and Munich Germany	Director	June 8, 2015	Date of 2021 Annual General Meeting of the Shareholders

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
Restricted Share Units
In addition to the combined retainer, in 2020, the Corporation granted US$30,000 of restricted share awards that vested immediately.

We also grant to directors, from time to time, stock options in accordance with the Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity. During the year ended December 31, 2020, total compensation of $741,760 was paid to the independent directors which consisted of fee payments of $368,114, share-based awards of $373,646 and option based awards of nil .

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

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and senior management. The Corporation did not retain an external compensation advisor for the year-ended December 31, 2020. The Compensation Committee has retained Radford, An Aon Hewitt Corporation as a specialist consultant to assist with the benchmarking of officer compensation for 2021.

Following a review of the risks in the Corporation’s compensation policies and practices, the Compensation Committee found no risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee’s role of approving the compensation policies and practices includes considering whether the compensation policies and practices could encourage senior management of the Company to take inappropriate or excessive risks.

Under the Corporation’s corporate trading policy, insiders (including senior management and directors) are not permitted to hedge their position in Common Shares, Options, Share Awards, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the Common Shares of the Corporation.
For 2020, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers.

Annual Bonus, Option Grants and Share Award Grants

The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 50% of his base salary and the Chief Financial Officer is eligible for a cash bonus of up to 40% of his/her base salary and the other senior officers are eligible for a cash bonus of up to 30% of their respective base salaries. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards.
Compensation Committee Mandate

1.Policy Statement

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

2.Composition of Committee

a.The Committee shall consist of a minimum of three (3) directors. The Board shall appoint the members (“Members”) of the Committee and may seek the advice and assistance of the Governance Committee in identifying qualified candidates. The Board shall appoint one Member of the Committee to be the Chair of the Committee, or delegate such authority to appoint the Chair of the Committee to the Committee.
b.The Chair of the Committee shall be responsible for the leadership of the Committee, including preparing or approving the agenda, presiding over the meetings, and making committee assignments.
c.Each director appointed to the Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who meets the requirements of NASDAQ Rule 5605 (a)(2) and 5605(d)(2) and National Instrument 58-101 who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to be independent of management and to act with a view to the best interests of the Corporation, including, but not limited to the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director and whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.
d.Each Member shall be appointed by the Board annually at the next scheduled meeting of the Board following the AGM. The Members will be appointed to hold office until the next annual general meeting of shareholders or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.
e.The Chair of the Board shall be an ex officio Member of the committee.

3.Meetings of the Committee

a.The Committee shall meet a minimum of twice per year at such time and place as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a Member of the Committee, or the Chief Executive Officer of the Corporation (the "CEO").
b.Notice of each meeting of the Committee shall be given to each Member of the Committee. The CEO shall attend each meeting of the Committee whenever requested to do so by a Member of the Committee. The CEO may not be present during voting or deliberations on his or her compensation.
c.Notice of a meeting of the Committee shall:
i.be in writing, including by electronic communication facilities;
ii.state the nature of the business to be transacted at the meeting in reasonable detail;
iii.to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
iv.be given at least two business days prior to the time stipulated for the meeting or such shorter period as the Members of the Committee may permit.
d.A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the Members of the Committee.
e.A Member or Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A Member participating in such a meeting by any such means is deemed to be present at the meeting.
f.In the absence of the Chair of the Committee, the Members of the Committee shall choose one of the Members present to be Chair of the meeting. If the Board has appointed a Corporate Secretary, the Corporate Secretary shall be the secretary of the meeting. If the Board has not appointed a Corporate Secretary, the Members of the Committee shall choose one of the persons present to be the secretary of the meeting or may have another person who is not a Member of the Committee present to record the minutes of the meeting.
g.Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the secretary of the meeting. Minutes of the meetings of the Committee shall be distributed to members of the Committee, to other members of the Board and, with the exception of “in camera” items, to the Chief Executive Officer and Chief Financial Officer. Notwithstanding the foregoing, distribution of minutes of meetings or parts thereof may be restricted to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

4.Duties and Responsibilities of the Committee

a.The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.
b.The Committee’s primary duties and responsibilities are to review and make recommendations to the Board in respect of:
i.human resource policies, practices and structures (to monitor consistency with the Corporation’s goals and near and long-term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential);
ii.compensation policies and guidelines;
iii.management incentive and perquisite plans and any non-standard remuneration plans;
iv.senior management, executive and officer appointments and their compensation;
v.management succession plans, management training and development plans, termination policies and termination arrangements; and
vi.Board compensation matters.
c.In carrying out its duties and responsibilities, the Committee shall:
i.annually assess and make a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package of the CEO, all other officers of the Corporation and such other key employees of the Corporation or any subsidiary of the Corporation as may be identified by the CEO and approved by the Committee (collectively, the "Designated Employees");
ii.annually review the performance goals and criteria for the CEO and evaluate the performance of the CEO against such goals and criteria and recommend to the Board the amount of regular and incentive compensation to be paid to the CEO;
iii.annually, review and make a recommendation to the Board regarding the CEO’s performance evaluation of Designated Employees and the CEO’s recommendations with respect to the amount of regular and incentive compensation to be paid to such Designated Employees;

iv.review and make a recommendation to the Board regarding any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;
v.periodically, review the compensation philosophy statement of the Corporation and make recommendations for change to the Board as considered necessary;
vi.from time to time, review and make recommendations to the Board in respect of the design, benefit provisions, investment options and text of applicable pension, retirement and savings plans or related matters;
vii.annually, in conjunction with the Corporation’s general and administrative budget, review and make recommendations to the Board regarding compensation guidelines for the forthcoming budget period;
viii.when requested by the CEO, review and make recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approve awards to eligible participants;
ix.review and make recommendations to the Board regarding incentive stock option plans or any other long term incentive plans and to the extent delegated by the Board, approve grants to participants and the magnitude and terms of their participation;
x.as required, fulfill the obligations assigned to the Committee pursuant to any other employee benefit plans approved by the Board;
xi.annually, prepare or review the report on executive compensation required to be disclosed in the Corporation’s information circular or any other human resource or compensation matter required to be publicly disclosed by the Corporation;
xii.annually, review and make a recommendation to the Board regarding the compensation of the Board of Directors;
xiii.as determined in the sole discretion of the Committee, retain independent advice in respect of human resources and compensation matters from a compensation consultant, legal counsel or other advisor (the “Advisor”) and, if deemed necessary by the Committee, meet separately with the Advisor; the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the Advisor retained by the Committee;
xiv.select, or receive advice from, an Advisor to the Committee, other than in-house legal counsel, after taking into consideration the following factors:
i.the provision of other services to the Corporation by the entity that employs the Advisor ;
ii.the amount of fees received from the Corporation by the entity that employs the Advisor, as a percentage of the total revenue of the entity that employs the Advisor;
iii.the policies and procedures of the entity that employs the Advisor that are designed to prevent conflicts of interest;
iv.any business or personal relationship of the Advisor with a member of the Board;
v.any stock of the Corporation owned by the Advisor; and
vi.any business or personal relationship of the Advisor or the entity employing the Advisor with an executive officer of the Corporation;
provided however, none of the above factors shall prevent the Committee from retaining any Advisor as the Committee deems appropriate, in its sole discretion, after consideration of the above factors.
xv.review and consider the implications of the risks associated with the Corporation’s compensation policies and practices, specifically, situations that could potentially encourage an insider to expose the Corporation to inappropriate or excessive risks; and
xvi.assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.
d.In addition to the foregoing, the Committee shall undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility for the Corporation’s human resources development, performance evaluation, compensation and succession planning programs are in place and operating effectively.
e.The Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

5.Reporting

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

6.External Advisors

If, in order to properly discharge its function, duties and responsibilities, it is necessary, in the opinion of the Committee that the Committee obtains the advice and counsel of external advisors, the Chair shall, at the request of the Committee, engage the necessary experts. The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel, and other advisor retained by the Committee. The Corporation will provide adequate funding, as determined by the Committee, for payment of such external advisors. The Committee will only engage a compensation consultant, legal counsel or other external advisor after taking into consideration the factors set forth in NASDAQ Rule 5605 (d)(3)(D) (See Appendix A). The Committee shall keep the Board apprised of both the selection of experts and the expert’s findings through the Committee’s regular reports to the Board. The Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

7.Date of Mandate

This Mandate was last reviewed, amended and approved by the Board on March 4, 2021.

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

1.Policy Statement

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

2.Composition of the Committee

a.The Audit Committee shall consist of a minimum of three (3) directors. The Board shall appoint the members (“Members”) of the Audit Committee and may seek the advice and assistance of the Governance Committee in identifying qualified candidates. The Board shall appoint one Member of the Audit Committee to be the Chair of the Audit Committee, or delegate such authority to appoint the Chair of the Audit Committee to the Audit Committee.
b.The Chair of the Committee shall be responsible for leadership of the Committee, including preparing or approving the agenda, presiding over the meetings, and making committee assignments.
c.Each director appointed to the Audit Committee by the Board shall be an outside director who is unrelated and independent. An outside, unrelated and independent director is a director who meets the requirements of NASDAQ Rule 5605(a)(2) and National Instrument 52-110. A director appointed to the audit committee shall also meet the requirements of NASDAQ Rule 5605(c)(2) and Rule 10A-3(b)(1) of the United States Securities Exchange Act of 1934, as amended. Such director shall be independent of management and free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the abovementioned rules and any applicable revisions thereto, and any additional relevant and then current legislation, rules, policies and instruments of applicable regulatory authorities.

d.Each Member of the Audit Committee shall be financially literate. In order to be financially literate, a director must be, at a minimum, able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. At least one Member shall have accounting or related financial management expertise, meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles and shall be a “financial expert” as defined in Item 407 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission and “financially sophisticated” as defined in NASDAQ Rule 5605(c)(2).
e.In determining whether a Member of the Audit Committee is financially literate or has accounting or related financial expertise, reference shall be made to the then current legislation, rules, policies and instruments of applicable regulatory authorities.
f.Each Member of the Audit Committee shall be appointed by the Board annually at the next scheduled meeting of the Board following the AGM. The Members will be appointed to hold office until the next annual general meeting of shareholders or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Audit Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.
g.The Chair of the Board shall be an ex officio Member of the committee.

3.Meetings of the Committee

a.The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a Member of the Audit Committee, the auditors, or senior management of the Corporation. Scheduled meetings of the Audit Committee shall correspond with the review of the year-end and quarterly financial statements and management discussion and analysis.
b.Notice of each meeting of the Audit Committee shall be given to each Member of the Audit Committee. The auditors are entitled to attend meetings that pertain to the quarterly and year end financial reporting and, if there are any other meetings, only at the request of the Audit Committee.
c.Notice of a meeting of the Audit Committee shall:
i.be in writing, including by electronic communication facilities;
ii.state the nature of the business to be transacted at the meeting in reasonable detail;
iii.to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
iv.be given at least two business days prior to the time stipulated for the meeting or such shorter period as the Members of the Audit Committee may permit.
d.A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the Members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all Members of the Audit Committee.
e.A Member or Members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A Member participating in such a meeting by any such means is deemed to be present at the meeting.
f.In the absence of the Chair of the Audit Committee, the Members of the Audit Committee shall choose one of the Members present to be Chair of the meeting. If the Board has appointed a Corporate Secretary, the Corporate Secretary shall act as the secretary of the meeting. If the Board has not appointed a Corporate Secretary, the Members of the Committee shall choose one of the persons present to be the secretary of the meeting or may have another person who is not a Member of the Committee present to record the minutes of the meeting.
g.A member of the Board, senior management of the Corporation, external auditors and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall, at a meeting attended by the external auditor, meet with them independent of other individuals other than the Audit Committee; (ii) may exclude: (A) management, (B) directors who are not independent directors, or (C) any party that has a conflict of interest or potential conflict of interest, from part or all of a meeting of the Audit Committee if reasonably necessary for the Audit Committee to properly discharge its responsibilities; and (iii) may meet separately with management.
h.The Chief Executive Officer and the Chief Financial Officer shall each attend meetings of the Audit Committee when requested to do so by a Member of the Audit Committee.
i.Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the secretary of the meeting. Minutes of the meetings of the Audit Committee shall be distributed to Members of the Audit Committee, to other members of the Board and, with the exception of “in camera” items, to the

Chief Executive Officer and Chief Financial Officer. Notwithstanding the foregoing, distribution of minutes of meetings or parts thereof may be restricted to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Audit Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.

4.Duties and Responsibilities of the Committee

a.The Audit Committee’s primary duties and responsibilities are to:
i.identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;
ii.monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
iii.monitor the independence and performance of the Corporation’s external auditors. This will include receipt, review and evaluation, at least annually, of a formal written statement from the independent auditors confirming their independence, and qualifications, including their compliance with the requirements of the relevant oversight boards and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may impact objectivity and independence of the auditors and take, or recommend that the full board take, appropriate action to oversee the independence of the external auditors;
iv.deal directly with the external auditors to pre-approve external audit plans, other services (if any) and fees;
v.directly oversee the external audit process and results (in addition to items described in Section 4(d) below);
vi.provide an avenue of communication among the external auditors, management and the Board;
vii.carry out a review designed to ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns to an appropriately independent individual;
viii.pre-approve any related party transactions to be entered into by the Company, and ensure appropriate disclosure thereof;
ix.ensure financial disclosure incorporates inclusion of any material correcting adjustments required by the external auditors; and
x.require and ensure that the external auditors are directly responsible to the Audit Committee, to whom they report.
b.The Audit Committee shall have the authority to:
i.inspect any and all of the books and records of the Corporation and its affiliates;
ii.discuss with the management of the Corporation and its affiliates, any affected party and the external auditors, such accounts, records and other matters as any Member of the Audit Committee considers necessary and appropriate;
iii.engage independent counsel and other advisors as it determines necessary to carry out its duties. The Audit Committee shall keep the Board apprised of both the selection of experts and the expert’s findings through the Audit Committee’s regular reports to the Board. The Audit Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Audit Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary;
iv.communicate directly with the external auditors; and
v.set and pay the compensation for (A) any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Corporation, (b) any advisors employed by the Audit Committee, and (C) ordinary administrative expenses of the Audit Committee.
c.The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate. The Audit Committee may restrict such reports to independent directors in the event of a conflict of interest or potential conflict of interest or if otherwise necessary for the Audit Committee to properly discharge its responsibilities, but only for as long as is reasonably necessary.
d.The Audit Committee shall:
i.review the audit plan with the Corporation’s external auditors and with management;
ii.review with the independent auditors the matters required to be discussed relating to the conduct of the audit, including (a) the proposed scope of their examination, with emphasis on accounting and financial areas where the Committee, the independent auditors or management believes special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for management; (c) their evaluation of the adequacy and effectiveness of the Company’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with management; (e) co-operation received from management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting the Company; and (g) any proposed changes in major accounting policies or principles proposed or contemplated by the independent auditors or management, the presentation and impact of material risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;
iii.review with management and with the external auditors material financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;
iv.review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or material accounting issues on which there was a disagreement with management;
v.review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;
vi.review audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods. Without restricting the generality of the foregoing, the committee will discuss with management and the independent auditors to the extent required, any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off balance sheet arrangements, and (c) any going concern qualification.
vii.consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;
viii.review with financial management and the external auditors the quarterly unaudited financial statements, management discussion and analysis, letter to shareholders and press release (all to be considered the “Quarterly Financial Reports”) and recommend the Quarterly Financial Reports to the Board for approval by the Board before release to the public;
ix.before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, financial statements, including the notes thereto, annual reports, annual information forms, management discussion and analysis and press releases; and
x.oversee, any of the financial affairs of the Corporation or its affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.
e.The Audit Committee shall:
i.evaluate the independence and performance of the external auditors;
ii.recommend the nomination of the external auditors to the Board for appointment by the shareholders at the Corporation’s annual general meeting;
iii. recommend the discharge of the external auditor when circumstances warrant;
iv.monitor the rotation of the audit partner of the external auditors as required by applicable law or regulations;
v.consider the recommendations of management in respect of the appointment of the external auditors;
vi.pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of affiliates of the Corporation subject to the over-riding principle that the external auditors are not permitted to be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the Securities and Exchange Commission as well as internal audit outsourcing services, financial information systems work and expert services. Notwithstanding, the foregoing the pre-approval of non-audit services may be delegated to a Member of the Audit Committee, with any decisions of the Member with the delegated authority reporting to the Audit Committee at the next scheduled meeting;
vii.approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;
viii.when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and
ix.review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

f.The Audit Committee shall inquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee.
g.The Audit Committee shall review the Corporation’s accounting and reporting of revenues, costs, liabilities and contingencies.
h.The Audit Committee shall establish and maintain procedures for:
i.the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and
ii.the confidential, anonymous submission by employees of the Corporation or concerns regarding questionable accounting or auditing matters.
i.The Audit Committee shall review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors.
j.The Audit Committee shall review with the Corporation's legal counsel, on no less than an annual basis, any legal matter that could have a material impact on the Corporation's financial statements, and any inquiries received from regulators, or government agencies.
k.The Audit Committee shall review with management and the Corporation’s external auditors, on no less than an annual basis, any taxation matters that could have a material impact on the Corporation’s financial statements.
l.The Audit Committee, through the Chair, shall receive notice from management of any instance of non-trivial fraud or other failure or weakness of the control system promptly upon management becoming aware of such.
m.The Audit Committee shall review and approve the signing authority for the Corporation at least annually or when a change is required.
n.The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

5.Reporting

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

6.Date of Mandate

This Mandate was last reviewed and approved by the Board on March 4, 2021.

D.Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

Activity	2020	2019	2018
Research and development	14	12	10
Operating	11	11	12
Total	25	23	22

Geographic location	2020	2019	2018
Canada	15	14	13
United States of America	6	5	5
Other	4	4	4
Total	25	23	22

E.Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of March 1, 2021. Common shares, stock options and exercise prices for all periods have been adjusted retroactively for the Share Consolidation.

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
Officers
Dr. Matthew C. Coffey	47,923	**	1,894	40.95	July 27, 2021
			13,157	36.96	December 14, 2021
			13,157	40.00	December 17, 2022
			25,263	16.53	December 11, 2023
			77,263	3.99	December 1, 2025
			42,105	2.66	January 16, 2027
			133,389	7.41	March 8, 2022
			150,000	3.44	November 19, 2023
			175,000	1.45	December 13, 2023
			300,000	3.17	December 11, 2024
			931,228			1.69%

Kirk J. Look	10,923	**	3,684	36.96	December 14, 2021
			21,052	19.00	November 13, 2022
			4,210	40.00	December 17, 2022
			16,842	16.53	December 11, 2023
			48,842	3.99	December 1, 2025
			31,578	2.66	January 16, 2027
			59,705	7.41	March 8, 2022
			53,000	3.44	November 19, 2023
			125,000	1.45	December 13, 2023
			250,000	3.17	December 11, 2024
			613,913			1.08%

Dr. Thomas Heineman	—	**	70,000	2.84	August 1, 2025
			100,000	3.17	December 11, 2024
			170,000			**

Andrew de Guttadauro	10,315	**	13,157	4.94	July 3, 2027
			14,736	7.41	March 8, 2022
			30,000	2.73	December 14, 2023
			100,000	1.45	December 13, 2023
			200,000	3.17	December 11, 2024
			357,893			**

Allison Hagerman	—	**	842	36.96	December 14, 2021
			526	20.24	December 12, 2022
			2,105	16.53	December 11, 2023

	Common Shares	% of Ownership(1)	Options(2)	Exercise Price	Expiry Date	% of Outstanding(3)
			2,421	6.84	December 11, 2024
			5,263	3.90	December 9, 2025
			7,894	2.66	December 28, 2026
			10,526	7.41	March 8, 2022
			30,000	2.73	December 14, 2023
			80,000	1.45	December 13, 2023
			200,000	3.17	December 11, 2024
			339,577			**

Directors
Deborah Brown	45,452	**	5,263	5.42	November 7, 2027
			5,263			**

Angela Holtham	103,169	**	5,263	13.87	June 18, 2024
			5,263			**

Leonard Kruimer	—	**	50,000	0.54	October 2, 2024
			50,000			**

Wayne Pisano	162,364	**	5,263	27.46	May 9, 2023
			3,157	16.53	December 11, 2023
			8,420			**

William Rice	63,761	**	5,263	7.60	June 8, 2025
			5,263			**

Bernd Seizinger	233,161	**	5,263	7.60	June 8, 2025
			5,263			**

TOTAL:	677,068		2,492,083
** Less than 1% ownership

Notes:
1)Based on 52,083,924 common shares issued and outstanding on March 1, 2021.
2)Options granted to acquire common shares.
3)Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted shares outstanding of 57,804,242.

Restricted Share Units
The following table sets out the restricted share units held by our directors as of March 1, 2021. Restricted share awards have been adjusted retroactively for the Share Consolidation.

	RSUs Granted	RSUs Vested and Released	RSUs Vested and Undistributed	RSUs Unvested
Deborah Brown	81,859	(73,725)	—	8,134
Angela Holtham	114,949	(97,880)	—	17,069
Leonard Kruimer	22,294	—	22,294	—
Wayne Pisano	187,836	(160,259)	—	27,577
William Rice	98,581	(90,447)	—	8,134
Bernd Seizinger	163,863	(132,161)	—	31,702
	669,382	(554,472)	22,294	92,616

The following table sets out the restricted share units held by our officers as of March 1, 2021. Restricted share awards have been adjusted retroactively for the Share Consolidation.

	RSUs Granted	RSUs Vested and Released	RSUs Unvested
Andrew de Guttadauro	6,315	(6,315)	—
	6,315	(6,315)	—

Performance Share Units
The following table sets out the performance share units held by our officers as of March 1, 2021. Performance share awards have been adjusted retroactively for the Share Consolidation.

	PSUs Granted	PSUs Vested and Released	PSUs Vested and Undistributed
Matthew Coffey	34,736	—	34,736
Kirk Look	22,105	—	22,105
	56,841	—	56,841

Equity Compensation Plan Information
We currently have two share-based compensation plans: the Stock Option Plan and the Share Award Plan.
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
(vi)    changes the insider participation limitation at any time under the Stock Option Plan; or
(vii)    amends the amending provision of the Stock Option Plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 5, 2021, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Shares Held in the United States

The following table indicates, as of February 26, 2021, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of U.S. Holders of Record	Number of Common Shares Held by U.S. Holders of Record(1)	Percentage of Common Shares Held by U.S. Holders of Record
197	52,083,924	59	43,933,581	84.35%

Change of Control

As of March 5, 2021, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.Related Party Transactions

We have entered into employment contracts with each of our senior management members (see Item 6).

Since the beginning of the fiscal year ended December 31, 2020 up to March 5, 2021, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

C.Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Statements

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

B.Significant Changes

No significant changes have occurred since the date of our annual financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.Offering and Listing Details

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

B.Plan of Distribution

Not Applicable

C.Markets

Our Common Shares, no par value, are traded/quoted on the Nasdaq and the TSX under the symbol “ONCY" and “ONC”, respectively.

D.Selling Shareholders

Not Applicable

E.Dilution

Not Applicable

F.Expenses of the Issue

Not Applicable

ITEM 10.  ADDITIONAL INFORMATION

A.Share Capital

Not Applicable

B.Memorandum and Articles of Association

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

Annual and Special Meetings of Shareholders

Under the Act and our By-laws, we are required to mail a Notice of Meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the U.S.. Subject to certain provisions of the By-laws, a quorum of two or more shareholders in person or represented by proxy holding or representing by proxy not less than five (5%) percent of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders.  Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

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

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

•delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;
•discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;
•requiring disclosure of share ownership; or
•governing changes in capital, where such provisions are more stringent than those required by law.

C.Material Contracts

We have employment contracts with each of our officers as summarized in Item 6B. Other than these employment contracts, we have not entered into any other contract other than in the ordinary course of business over the last two years.

D.Exchange Controls

Canada presently has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed below in Section E, Taxation.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our organizing documents on the right of foreigners to hold or vote securities of our company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of our company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.Taxation

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Annual Report, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires as beneficial owner Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and the Regulations and at all relevant times deals at arm’s length with the Corporation and the Agent, is not affiliated with the

Corporation or the Agent, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares, as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Common Shares in the course of carrying on a business as part of an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must, to the extent such amounts are not in Canadian dollars, be converted into Canadian dollars based on an exchange rate determined in accordance with the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a beneficial owner of dividends and who is a resident of the United States for purposes of the Treaty and who is entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Common Shares, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Common Share to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” and is not “treaty-protected property” (each as defined under the Tax Act) of the Non-Resident Holder at the time of disposition.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NASDAQ and TSX), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Non-Resident Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;

•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

PFIC Status of the Corporation

If the Corporation were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Corporation believes that it was classified as a PFIC during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Corporation expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S.

Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Corporation and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

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

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements, and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

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

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Corporation with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

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

F.Dividends and Paying Agents
 Not Applicable

G.Statements by Experts

Not Applicable

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Please see Item 4 – “Information on the Company” and Note 17 Financial Instruments in our audited consolidated financial statements beginning on page F-1 of this annual report on Form 20-F.

We do not currently have any long-term debt, nor do we currently utilize interest rate swap contracts to hedge against interest rate risk.

We do not use financial instruments for trading purposes and are not parties to any leverage derivatives. We do not currently engage in hedging transactions.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.Debt Securities

Not Applicable

B.Warrants and Rights

Not Applicable

C.Other Securities

Not Applicable

D.American Depository Shares

The Company’s Common Shares are not represented by American Depository Receipts.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Modification of Instruments Defining Rights of Security Holders

None

Modification or Issuance of Other Class of Securities

None

Withdrawal or Substitution of Security

None

Change of Trustee or Paying Agent

None

Use of Proceeds

Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

A.Evaluation of Disclosures and Procedures

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

B.Management's Annual Report on Internal Control Over Financial Reporting

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2020, the Company’s internal control over financial reporting was effective based on those criteria.

Ernst & Young LLP, the registered public accounting firm that audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on management's assessment of the Company’s internal control over financial reporting.

C.Attestation Report of the Registered Public Accounting Firms

The Auditor Attestation Report is included in the Ernst & Young LLP Independent Auditor's Report, included in the Company's financial statements, beginning on page F-1 of this annual report on Form 20-F.

D.Changes in Internal Controls over Financial Reporting

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

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2020. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2020.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2020 and 2019, Ernst & Young LLP received the following fees:

	2020	2019
Item	$	$
Audit fees	278,750	180,001
Audit-related fees	—	—
Tax fees	23,532	25,752
All other fees	—	—
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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-31.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(a)	Articles of Incorporation
1.2(a)	By-laws

Description of Securities
2.1	Description of Securities Registered Under Section 12 of the Exchange Act

Material Contracts
4.1(c)*	Employment Agreement, dated August 1, 2013 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.2(c)*	Amending Agreement, dated December 1, 2015 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.3(b)*	Employment Agreement, dated June 29, 2017 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.4(b)#	License, development, supply and distribution agreement with Adlai Nortye Biopharma Co., Ltd dated November 14, 2017
4.5(c)*	Amending Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.6(c)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.7(c)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.8(c)*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.9(c)*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.10(c)*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.11(c)*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.12*	Employment Agreement, dated August 3, 2020 between Oncolytics Biotech (U.S.) Inc. and its Global Head of Clinical Development and Operations, Thomas C. Heineman
4.13*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.14*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.15*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.16*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.17*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech (U.S.) Inc. and its Global Head of Clinical Development and Operations, Thomas C. Heineman

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2020
15.2	Consent of Ernst & Young LLP
101.1	Interactive Data Files (XBRL-Related Documents)

* - Denotes management contract or agreement
# - Certain portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the SEC on March 19, 2018

(a) Previously filed with the SEC on Form 20-F dated June 14, 2002.
(b) Previously filed with the SEC on Form 20-F dated March 19, 2018.
(c) Previously filed with the SEC on Form 20-F dated March 6, 2020.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 5, 2021

ONCOLYTICS BIOTECH INC.

/s/ Matthew Coffey	/s/ Kirk Look
Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2020 and 2019

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

Ernst & Young LLP, an independent firm of Charter Professional Accountants, has been engaged, as approved by a vote of the shareholders' at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:
–the Company's consolidated financial statements as at and for the year ended December 31, 2020; and
–the effectiveness of the Company's internal control over financial reporting as at December 31, 2020.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

1.Management is responsible for establishing and maintaining adequate internal control over the company’s financial reporting.

2.Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control - Integrated Framework to evaluate the effectiveness of the company’s internal control over financial reporting.

3.Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2020, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2020. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.The effectiveness of the company’s internal control over financial reporting as at December 31, 2020 has been audited by Ernst & Young, independent auditor, as stated in their report which appears herein.

/s/ Matthew Coffey	/s/ Kirk Look

Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Oncolytics Biotech Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 4, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company's auditor since 1999.

Calgary, Canada
March 4, 2021

Report of Internal Control over Financial Reporting

To the Shareholders and Board of Directors of Oncolytics Biotech Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Oncolytics Biotech Inc. as of December 31, 2020 and 2019, the related consolidated statements of loss, comprehensive loss shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated March 4, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Calgary, Canada
March 4, 2021

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Canadian dollars, except share amounts)

As at December 31,	Notes	2020 $	2019 $
Assets
Current assets
Cash and cash equivalents	5	31,219,574	14,148,021
Other receivables	13	89,661	2,068,772
Prepaid expenses		2,427,200	2,713,591
Total current assets		33,736,435	18,930,384
Non-current assets
Property and equipment	6	236,664	296,768
Right-of-use assets	7	372,468	430,713
Total non-current assets		609,132	727,481

Total assets		34,345,567	19,657,865
Liabilities And Shareholders’ Equity (Deficit)
Current Liabilities
Accounts payable and accrued liabilities		1,805,015	3,173,218
Other liabilities	13	123,985	847,215
Lease liabilities	7	248,885	339,846
Warrant derivative	8	531,228	8,508,764
Total current liabilities		2,709,113	12,869,043
Non-current liabilities
Contract liability	12	6,730,287	6,730,287
Lease liabilities	7	153,174	166,429
Total non-current liabilities		6,883,461	6,896,716

Total liabilities		9,592,574	19,765,759
Commitments and contingencies	13, 14 and 19
Shareholders’ equity (deficit)
Share capital Authorized: unlimited Issued: December 31, 2020 – 46,166,980 December 31, 2019 – 32,198,453	9	356,824,172	311,077,859
Warrants	9	3,617,570	3,617,570
Contributed surplus	10	31,022,356	29,338,849
Accumulated other comprehensive income		400,225	464,101
Accumulated deficit		(367,111,330)	(344,606,273)
Total shareholders’ equity (deficit)		24,752,993	(107,894)
Total liabilities and shareholders' equity (deficit)		34,345,567	19,657,865
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(in Canadian dollars, except share amounts)

For the years ending December 31,	Notes	2020 $	2019 $	2018 $

Expenses
Research and development	10, 21, 22, 24	12,944,510	10,817,997	10,027,994
Operating	10, 21, 22	12,514,496	9,558,641	7,244,791
Loss before the following		(25,459,006)	(20,376,638)	(17,272,785)
Change in fair value of warrant derivative	8	3,491,928	(12,608,808)	—
Foreign exchange (loss) gain	21, 24	(659,173)	(316,719)	610,106
Interest income, net		121,194	179,277	173,496
Loss before income taxes		(22,505,057)	(33,122,888)	(16,489,183)
Income tax expense	15	—	—	(548,042)
Net loss		(22,505,057)	(33,122,888)	(17,037,225)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment		(63,876)	(143,403)	233,774
Net comprehensive loss		(22,568,933)	(33,266,291)	(16,803,451)
Basic and diluted loss per common share	11	(0.56)	(1.50)	(1.06)
Weighted average number of shares (basic and diluted)		40,338,789	22,137,990	16,016,366
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(in Canadian dollars)

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2017		271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
Net loss and other comprehensive income		—	—	—	233,774	(17,037,225)	(16,803,451)
Issued pursuant to "At the Market" Agreement	9	620,010	—	—	—	—	620,010
Issued pursuant to public offering	9	11,606,882	—	—	—	—	11,606,882
Issued pursuant to Common Stock Purchase Agreement	9	3,314,097	—	—	—	—	3,314,097
Issued pursuant to stock option plan	10	197,245	—	(73,707)	—	—	123,538
Issued pursuant to incentive share award plan	10	109,751	—	(109,751)	—	—	—
Issued pursuant to warrant agreement	9	1,747	(330)	—	—	—	1,417
Share-based compensation	10	—	—	1,415,833	—	—	1,415,833
Share issue costs	9	(2,366,809)	—	—	—	—	(2,366,809)
As at December 31, 2018		285,193,061	3,617,570	28,260,613	607,504	(311,483,385)	6,195,363
Net loss and other comprehensive income		—	—	—	(143,403)	(33,122,888)	(33,266,291)
Issued pursuant to incentive share award plan	10	391,917	—	(391,917)	—	—	—
Issued pursuant to Common Stock Purchase Agreement	9	5,403,385	—	—	—	—	5,403,385
Issued pursuant to "At the Market" Agreement	9	8,476,454	—	—	—	—	8,476,454
Issued pursuant to public offering	9	3,314,429	—	—	—	—	3,314,429
Issued pursuant to warrant derivative exercised	8, 9	9,152,869	—	—	—	—	9,152,869
Share-based compensation	10	—	—	1,470,153	—	—	1,470,153
Share issue costs	9	(854,256)	—	—	—	—	(854,256)
As at December 31, 2019		311,077,859	3,617,570	29,338,849	464,101	(344,606,273)	(107,894)
Net loss and other comprehensive income		—	—	—	(63,876)	(22,505,057)	(22,568,933)
Issued pursuant to stock option plan	10	385,022	—	(143,100)	—	—	241,922
Issued pursuant to incentive share award plan	10	732,367	—	(732,367)	—	—	—
Issued pursuant to "At the Market" Agreement	9	40,037,786	—	—	—	—	40,037,786
Issued pursuant to warrant derivative exercised	8, 9	6,332,778	—	—	—	—	6,332,778
Share-based compensation	10	—	—	2,558,974	—	—	2,558,974
Share issue costs	9	(1,741,640)	—	—	—	—	(1,741,640)
As at December 31, 2020		356,824,172	3,617,570	31,022,356	400,225	(367,111,330)	24,752,993
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian dollars)

For the years ending December 31,	Notes	2020 $	2019 $	2018 $

Operating Activities
Net loss for the year		(22,505,057)	(33,122,888)	(17,037,225)
Depreciation - property and equipment	6, 21	88,957	122,982	95,375
Depreciation - right-of-use assets	7, 21	357,230	362,592	—
Share-based compensation	10, 21, 22	2,558,974	1,470,153	1,415,833
Interest expense on lease liabilities	7	68,526	94,817	—
Unrealized foreign exchange loss (gain)		645,078	353,189	(374,337)
Onerous lease contract	21	—	—	67,588
Amortization - lease incentive liability	21	—	—	8,189
Change in fair value of warrant derivative	8	(3,491,928)	12,608,808	—
Net change in non-cash working capital	18	209,779	(1,795,777)	3,904,339
Cash used in operating activities		(22,068,441)	(19,906,124)	(11,920,238)
Investing Activities
Acquisition of property and equipment	6	(29,305)	(10,905)	(107,466)
Cash used in investing activities		(29,305)	(10,905)	(107,466)
Financing Activities
Proceeds from exercise of stock options	10	241,922	—	123,538
Proceeds from exercise of warrants	8, 9	1,696,460	3,465,867	1,417
Proceeds from Common Stock Purchase Agreement	9	—	5,360,247	2,533,980
Proceeds from "At the Market" equity distribution agreement	9	38,296,146	8,131,620	451,675
Proceeds from public offering	9	—	4,505,359	10,188,526
Payment of lease liabilities	7	(460,724)	(447,497)	—
Cash provided by financing activities		39,773,804	21,015,596	13,299,136
Increase in cash		17,676,058	1,098,567	1,271,432
Cash and cash equivalents, beginning of year		14,148,021	13,699,881	11,836,119
Impact of foreign exchange on cash and cash equivalents		(604,505)	(650,427)	592,330
Cash and cash equivalents, end of year		31,219,574	14,148,021	13,699,881
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2020, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 4, 2021. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our principal place of business is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to or used in combination with existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep centers on key immunotherapy combinations. Specifically, immunotherapy combinations in which pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with checkpoint blockade therapy, chemotherapy and/or targeted therapies.

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries Oncolytics Biotech (Barbados) Inc., Oncolytics Biotech (U.S.) Inc., and Oncolytics Biotech (U.K.) Ltd. and are presented in Canadian dollars, our functional currency.
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
December 31, 2020

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

Derecognition
A financial asset is derecognized when:
•the contractual rights to the cash flows from the financial asset expire, or
•we transfer the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

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
Leases
At inception of a contract, we assess whether a contract is, or contains a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•the contract involves the use of an identified asset;
•we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•we have the right to direct the use of the identified asset.

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
December 31, 2020

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
Research and development costs
Research and development costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. The financial terms of the agreements with our vendors are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

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
Share-based payments
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
We use the fair value based method of accounting for stock option awards granted under the Option Plan. We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the fair value of the stock options granted using the Black-Scholes valuation model and is recognized over the vesting periods of the respective options. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of options that are expected to vest.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Note 4: Significant Judgments, Estimates and Assumptions

During 2020, the global outbreak of a novel coronavirus identified as the SARS-coronavirus-2 (SARS-CoV-2) led to the associated coronavirus infectious disease 2019 (COVID-19). The full extent to which the COVID-19 pandemic may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions taken to contain and treat COVID-19. We considered the potential impact of COVID-19 when making certain estimates and judgments relating to the preparation of these consolidated financial statements. While there was no material impact to our consolidated financial statements as of and for the year ended December 31, 2020, our future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.
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
Clinical trial expenses
Clinical trial expenses represent a significant component of our research and development expenses and we outsource a significant portion of these activities to third-party contract research organizations. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to these organizations. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. As part of preparing the consolidated financial statements, we estimate the expense to recognize based on services that have been performed by the contract research organizations. When making these estimates, we use operational and contractual information from third-party service providers, operational data from internal personnel, and considerable judgment. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.
Valuation of share-based payments
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

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

Note 5: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $30,361,591 (December 31, 2019 – $13,058,092).  The current annual interest rate earned on these deposits is 0.36% (December 31, 2019 – 1.17%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2018	60,378	345,941	247,438	105,229	498,367	1,257,353
Additions, net of foreign exchange impact	—	7,014	—	—	—	7,014
Disposals	—	—	—	—	—	—
As at December 31, 2019	60,378	352,955	247,438	105,229	498,367	1,264,367
Additions, net of foreign exchange impact	1,134	27,719	—	—	—	28,853
Disposals	—	(15,137)	—	—	—	(15,137)
As at December 31, 2020	61,512	365,537	247,438	105,229	498,367	1,278,083

Amortization
As at December 31, 2018	24,464	174,953	157,749	72,828	414,623	844,617
Depreciation expense	20,244	49,093	14,668	5,342	33,635	122,982
Disposals	—	—	—	—	—	—
As at December 31, 2019	44,708	224,046	172,417	78,170	448,258	967,599
Depreciation expense	2,942	40,024	7,988	4,320	33,683	88,957
Disposals	—	(15,137)	—	—	—	(15,137)
As at December 31, 2020	47,650	248,933	180,405	82,490	481,941	1,041,419

Net book value
As at December 31, 2020	13,862	116,604	67,033	22,739	16,426	236,664
As at December 31, 2019	15,670	128,909	75,021	27,059	50,109	296,768

Note 7: Leases

Our portfolio of leases consists of office spaces with lease terms generally between 3 to 5 years. We currently do not have leases with variable lease payments, residual value guarantees, or leases not yet commenced to which we are committed. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.

During 2020, we entered into an office space lease for one of our subsidiaries. We recognized a $297,373 right-of-use asset and a lease liability of the same amount. The lease provided for one extension option that we were not reasonably certain to exercise at lease commencement date.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Right-of-use assets

Office Spaces
As at January 1, 2019	808,025
Depreciation expense	(362,592)
Foreign exchange impact	(14,720)
As at December 31, 2019	430,713
Additions	297,373
Depreciation expense	(357,230)
Foreign exchange impact	1,612
As at December 31, 2020	372,468

Lease liabilities

Office Spaces
As at January 1, 2019	882,437
Payment of lease liabilities	(447,497)
Interest expense on lease liabilities	94,817
Foreign exchange impact	(23,482)
As at December 31, 2019	506,275
Additions	297,373
Payment of lease liabilities	(460,724)
Interest expense on lease liabilities	68,526
Foreign exchange impact	(9,391)
As at December 31, 2020	402,059

Our total undiscounted lease liability as at December 31, 2020 is as follows:

Maturity analysis - contractual undiscounted cash flows
December 31, 2020
Less than one year	286,509
One to five years	172,003
More than five years	—
Total undiscounted lease liability	458,512

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

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

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. Our warrants with an exercise price of US$0.90 meet this requirement and we have presented the fair value of these warrants as a current liability on the consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss and comprehensive loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

A reconciliation of the change in fair value of the warrant derivative is as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative $
Issued, August 16, 2019	4,619,773	1,657,214
Exercised	(2,935,647)	(5,687,003)
Change in fair value	—	12,608,808
Foreign exchange impact	—	(70,255)
As at December 31, 2019	1,684,126	8,508,764
Exercised	(1,418,369)	(4,636,317)
Change in fair value	—	(3,491,928)
Foreign exchange impact	—	150,709
As at December 31, 2020	265,757	531,228

In 2020, we received cash proceeds of US$1,276,532 (2019 - US$2,642,082) with respect to the warrants exercised.

We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

The estimated fair value of the warrant derivative was determined using the following assumptions:

	December 31, 2020	December 31, 2019
Fair value per warrant	US$1.57	US$3.89
Underlying share price	US$2.38	US$4.76
Risk-free interest rate	0.10%	1.59%
Expected hold period to exercise	1.0 year	1.0 year
Expected share price volatility	90.00%	90.00%
Expected dividend yield	Nil	Nil

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

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

	Shares
	Number	Amount $
Balance, December 31, 2017	141,805,722	271,710,138
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)	519,500	553,650
Share issue costs	—	(33,335)
Issued pursuant to stock option plan	71,000	38,269
Balance, May 22, 2018 - pre-consolidation	142,396,222	272,268,722
Balance, May 22, 2018 - post-consolidation	14,988,995	272,268,722
Issued pursuant to public offering(b)	1,532,278	11,606,882
Issued pursuant to equity warrants exercised (see "— Equity Warrants")	157	1,747
Issued pursuant to stock option plan	34,329	158,976
Issued pursuant to incentive share award plan	28,297	109,751
Issued pursuant to Common Stock Purchase Agreement(c)	797,691	3,314,097
Issued pursuant to "At the Market" (ATM) equity distribution agreement(d)	18,002	66,360
Share issue costs	—	(2,333,474)
Balance, December 31, 2018	17,399,749	285,193,061
Issued pursuant to incentive share award plan	323,301	391,917
Issued pursuant to Common Stock Purchase Agreement(c)	2,494,943	5,403,385
Issued pursuant to "At the Market" (ATM) equity distribution agreement(d)	4,425,040	8,476,454
Issued pursuant to public offering(e)	4,619,773	3,314,429
Issued pursuant to warrant derivative exercised(e)	2,935,647	9,152,869
Share issue costs	—	(854,256)
Balance, December 31, 2019	32,198,453	311,077,859
Issued pursuant to stock option plan	133,454	385,022
Issued pursuant to incentive share award plan	234,172	732,367
Issued pursuant to "At the Market" (ATM) equity distribution agreement(d)(f)	12,182,532	40,037,786
Issued pursuant to warrant derivative exercised(e)	1,418,369	6,332,778
Share issue costs	—	(1,741,640)
Balance, December 31, 2020	46,166,980	356,824,172

(a)On February 25, 2016, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of up to $4.6 million which allowed us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Our Canadian ATM allowed us, at our sole discretion, to determine the timing and number of shares to be sold under this ATM facility. During 2018, we sold 519,500 pre-consolidation common shares (approximately 54,684 post-consolidation common shares) for gross proceeds of $553,650. We incurred share issue costs of $33,335. This sales agreement expired on March 16, 2018.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

(b)On June 5, 2018, pursuant to an underwritten public offering, 1,532,278 common shares were sold at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

(c)On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement and at our sole discretion, we may sell up to US$26,000,000 worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on the prevailing market prices immediately preceding the notice of sale without any fixed discount. Subject to the terms of the Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. However, in no event will shares be sold to LPC on a day the closing sale price for the common shares is less than the floor price of US$1.00 per common share; or at a price per share that is less than the volume weighted average trading pricing of the common shares on the TSX for the five immediately preceding trading days, less the maximum applicable discount allowed by the TSX. The Agreement limits our sale of common shares to 19.99% of our total outstanding common shares as at the date that the Common Stock Purchase Agreement was entered into, unless and until we have obtained shareholder approval under applicable Nasdaq rules. We reached that limit in the fourth quarter of 2019, and have not sought shareholder approval to increase the limit. We can terminate the Agreement at any time at our sole discretion without any monetary cost or penalty.

In 2020, we sold nil (2019 - 2,477,665; 2018 - 678,182) common shares for gross proceeds of nil (2019 - US$4,055,725; 2018 - US$2,055,207) and issued nil (2019 - 17,278; 2018 - 119,509) commitment shares. The commitment shares were fair valued at nil (2019 - US$29,758; 2018 - US$483,690) and were recorded as share issue costs in addition to cash share issue costs of nil (2019 - $3,757; 2018 - $208,726).

(d)On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allowed us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30,000,000 over a 19-month period through the facilities of the Nasdaq Capital Market in the United States. In 2020, we sold 6,741,518 (2019 - 4,425,040; 2018 - 18,002) common shares for gross proceeds of US$17,538,342 (2019 - US$6,390,691; 2018 - US$50,046) at an average price of US$2.42 (2019 - US$1.70; 2018 - US$2.85). We received, net of commissions of US$526,150 (2019 - US$191,721; 2018 - US$1,501), proceeds of US$17,012,192 (2019 - US$6,198,970; 2018 - US$48,545). In total, we incurred share issue costs (including commissions) of $856,754 (2019 - $344,834; 2018 - $135,000). This sales agreement expired on June 4, 2020.

(e)On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability (see Note 8). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values. In 2020, our share capital included fair value of $4,636,317 (2019 - 5,687,003) in addition to gross proceeds of US$1,276,532 (2019 - US$2,642,082) for the 1,418,369 (2019 - 2,935,647) warrants that were exercised (see Note 8).

(f)On June 15, 2020, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up US$40,000,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. In 2020, we sold 5,441,014 common shares for gross proceeds of US$12,628,775 at an average price of US$2.11. We received, net of commissions of US$378,863, proceeds of US$12,249,911. In total, we incurred share issue costs (including commissions) of $884,886.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Equity Warrants

On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant. Following the Share Consolidation, 9.5 common share purchase warrants entitled the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. These warrants were classified as equity.

The following table summarizes our outstanding equity warrants:

	Number of Warrants Outstanding(1)	Warrant $
Balance, December 31, 2017	16,445,000	3,617,900
Issued pursuant to equity warrant exercised	(1,500)	(330)
Balance, December 31, 2018	16,443,500	3,617,570
Balance, December 31, 2019	16,443,500	3,617,570
Balance, December 31, 2020	16,443,500	3,617,570
(1) Exercisable into 1,730,894 common shares.

Note 10: Share-Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2020		2019		2018
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	2,246,947	5.31	1,249,361	8.73	647,156	13.20
Granted during the year	1,817,500	3.19	1,020,000	1.42	750,467	4.97
Forfeited during the year	(141,418)	3.84	(12,839)	11.35	(105,338)	11.67
Expired during the year	(25,520)	62.49	(9,575)	29.07	(1,122)	13.78
Exercised during the year	(133,454)	1.81	—	—	(41,802)	2.96
Outstanding, end of the year	3,764,055	4.08	2,246,947	5.31	1,249,361	8.73
Options exercisable, end of the year	2,164,551	4.84	1,327,845	7.22	777,245	11.04

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2020:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.79	808,333	3.03	1.39	545,009	1.37
$1.80 - $3.01	459,730	4.49	2.66	289,730	2.68
$3.02 - $3.90	1,834,706	3.86	3.21	769,696	3.26
$3.91 - $7.41	493,252	2.68	6.13	392,082	6.02
$7.42 - $52.63	168,034	2.32	24.32	168,034	24.32
	3,764,055	3.53	4.08	2,164,551	4.84
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

The estimated fair value of stock options issued during the year was determined using the following weighted average assumptions:

	2020	2019	2018
Risk-free interest rate	0.34%	1.62%	2.02%
Expected hold period to exercise	3.0 years	3.0 years	3.0 years
Expected share price volatility	110.82%	97.9%	81.15%
Expected forfeiture rate	3.67%	3.67%	3.67%
Expected dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$2.12	$0.87	$2.67
Incentive Share Award Plan
Restricted Share Units
We have issued RSUs to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at December 31:

	2020	2019	2018
Outstanding, beginning of the year	209,657	260,755	190,407
Granted during the year	154,923	270,098	102,855
Forfeited during the year	—	—	(4,210)
Released during the year	(229,962)	(321,196)	(28,297)
Outstanding, end of the year	134,618	209,657	260,755
(1) The weighted average fair value of the RSUs granted was $2.41 in 2020 (2019 - $0.80 ; 2018 - $3.35).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Performance Share Units
We have also issued PSUs to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSUs are outstanding at December 31:

	2020	2019	2018
Outstanding, beginning of the year	61,051	63,156	94,734
Forfeited during the year	—	—	(31,578)
Released during the year	(4,210)	(2,105)	—
Outstanding, end of the year	56,841	61,051	63,156

We have reserved 4,616,698 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs for the year ended December 31, 2020 was $2,558,974 (2019 - $1,470,153; 2018 - $1,415,833).

Note 11: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2020 of 40,338,789 (2019 - 22,137,990; 2018 - 16,016,366). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

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

Contract liability
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2020 $	2019 $
Balance, beginning of the year	6,730,287	6,730,287
Regional licensing agreement	—	—
Revenue recognized in the year	—	—
Balance, end of the year	6,730,287	6,730,287

Contract liability - current	—	—
Contract liability - non-current	6,730,287	6,730,287
	6,730,287	6,730,287

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Note 13: Commitments

We are committed to payments totaling $9,360,653 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years.

Our commitments include the committed payments related to our collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as this phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. As at December 31, 2020, we recorded nil (December 31, 2019 - US$1,500,000) in other receivables related to an upfront payment of BRACELET-1 cost from Pfizer per the terms of the collaboration agreement and US$97,381 (December 31, 2019 - US$652,306) in other liabilities representing future trial costs to be incurred.

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

As of December 31, 2020, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell pelareorep to the public or the approval of a new drug application for pelareorep.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Share Purchase Agreement upon realization of sales of pelareorep.  If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 10.75% (2019 - 10.75%) of the royalty payments and other payments received. Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.15% (2019 - 2.15%) of Net Sales received for such products.

BRI “Work in Kind” Contribution
We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”). The terms of this agreement include a “work in kind” contribution from BRI. In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue at the lesser of 0.5% of Sales Revenue or $20,000 per year until December 31, 2028.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Note 15: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2020 $	2019 $	2018 $
Loss before income taxes	(22,505,057)	(33,122,888)	(16,489,183)
Statutory Canadian corporate tax rate	24.00%	26.50%	27.00%
Anticipated tax recovery	(5,401,214)	(8,777,565)	(4,452,079)
Foreign jurisdiction tax rate difference	3,237,898	3,088,811	3,312,963
Employee share-based compensation	614,154	389,591	382,275
Change in fair value of warrant derivative	(838,063)	3,341,334	—
Impact of Alberta rate change	96,028	3,758,175	—
Adjustment to opening tax pools	20,711	11,973	(238,222)
Other permanent differences	108,945	149,294	(35,912)
Change in deferred tax benefits deemed not probable to be recovered	2,161,541	(1,961,613)	1,579,017
Current income taxes	—	—	548,042
Adjustment in respect to prior periods	—	—	—
Net current tax expense	—	—	548,042

As at December 31, 2020, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,472,000
2035	3,125,000
2036	6,430,000
2037	4,812,000
2038	5,056,000
2039	6,864,000
2040	9,800,000
78,994,000

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

As at December 31, 2020, we have the following non-refundable federal investment tax credits for income tax purposes in Canada:

Expiry	$
2021	471,000
2022	465,000
2023	361,000
2024	228,000
2025	271,000
2026	520,000
2027	596,000
2028	622,000
2029	173,000
2030	91,000
2031	114,000
2032	381,000
2033	487,000
2034	270,000
2035	183,000
2036	41,000
2037	980
2038	22,000
2039	8,000
5,304,980

As well, we have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $27,660,000. We have not recorded the potential benefits of these tax pools in these consolidated financial statements.
Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2020 $	2019 $	2018 $
Net operating losses carried forward	21,487,804	19,625,642	20,664,345
Scientific research and experimental development	6,362,152	6,338,542	7,406,169
Investment tax credits	4,068,105	4,222,016	3,988,606
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,927,709	1,908,320	1,949,611
Share issue costs	689,193	611,072	696,346
Net capital losses carried forward	6,472	6,474	7,598
Unrecognized deferred tax asset	34,541,435	32,712,066	34,712,675

Note 16: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing,

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

administrative costs and intellectual property expansion and protection. We include shareholders’ equity and cash and cash equivalents in the definition of capital.

	2020 $	2019 $
Cash and cash equivalents	31,219,574	14,148,021
Shareholders’ equity (deficit)	24,752,993	(107,894)

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

On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity distribution agreement in June 2020 (see Note 9). We will use this equity arrangement to assist us in achieving our capital objective. This arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2020.

Note 17: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at December 31, 2020, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at December 31, 2020, the fair value of our warrant derivative was $531,228 (December 31, 2019 - $8,508,764).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

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

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2020 by approximately $172,000.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net comprehensive loss in 2020 by approximately $20,000. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss in 2020 by approximately $3,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2020 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	23,134,113	26,768	37,347
Accounts payable and other liabilities	(455,588)	(2,244)	(930)
Warrant derivative	(417,238)	—	—
	22,261,287	24,524	36,417

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 16. Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Note 18: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2020 $	2019 $	2018 $
Change in:
Contract receivable	—	—	4,767,100
Other receivables	1,979,111	(2,017,122)	(13,924)
Prepaid expenses	286,391	(2,012,605)	475,077
Accounts payable and accrued liabilities	(1,368,203)	1,347,365	(1,858,170)
Contract liability	—	—	547,707
Other liabilities	(723,230)	807,877	(27,982)
Non-cash impact of foreign exchange	35,710	78,708	14,531
Change in non-cash working capital related to operating activities	209,779	(1,795,777)	3,904,339

Other Cash Flow Disclosures

	2020 $	2019 $	2018 $
Cash interest received	189,720	274,094	173,496
Cash taxes paid	12,080	5,448	15,728

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

Note 21: Other Expenses and Adjustments
The following details highlight certain components of the research and development and operating expenses classified by nature. The foreign exchange (loss) gain as presented separately on the face of the consolidated statement of loss and

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

comprehensive loss is also classified as a research and development expense. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties.

	2020 $	2019 $	2018 $
Included in research and development expenses:
Non-cash share-based compensation	1,043,373	561,420	680,541

Included in operating expenses
Depreciation - property and equipment	88,957	122,982	95,375
Depreciation - right-of-use assets	357,230	362,592	—
Non-cash share-based compensation	1,515,601	908,733	735,292
Transaction cost, warrant derivative	—	233,143	—
Onerous lease contract	—	—	67,588
Amortization - lease incentive liability	—	—	8,189

Note 22: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain employees of the Company.

	2020 $	2019 $	2018 $
Short-term employee compensation and benefits	3,514,527	3,786,667	2,680,621
Termination benefits	495,175	—	—
Share-based payments	1,757,723	1,123,408	1,067,195
	5,767,425	4,910,075	3,747,816

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020

Note 23: Subsequent Events

Between January 1, 2021 and March 4, 2021, through our June 2020 ATM equity distribution agreement, we issued 5,685,097 common shares for gross proceeds of US$18,503,188 at an average price of US$2.85. We received, net of commissions of US$555,096, proceeds of US$17,948,092.

Note 24: Comparative Figures

Reclassification was made to prior period's figure to conform to the current period's presentation.