Form 20-F
period 2021-12-31
ONCOLYTICS BIOTECH INC
filed 2022-03-03
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2021

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

804, 322 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5

(Address of principal executive offices)

Kirk Look
804, 322 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5
Tel: (403) 670-7377
E-mail: info@oncolytics.ca

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	ONCY	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 55,043,789 common shares as at December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Oncolytics” refer to Oncolytics Biotech Inc. Unless otherwise indicated, all references to "$" and "dollars" in this annual report mean Canadian dollars.

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

SUMMARY OF RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks summarized below and other risks that we face, a detailed discussion of which can be found under “Item 3. Key Information – D. Risk Factors” below, together with other information in this annual report on Form 20-F and our other filings with the SEC. This summary list of risks is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and our business and financial results. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•All of our potential products, including pelareorep, are in the research and development stage and will require further development and testing before they can be marketed commercially;
•Any failure or delay in clinical trials for our products, including pelareorep, may cause us to incur additional costs or delay or prevent the commercialization of our products and could severely harm our business;
•Our candidate product, pelareorep, is being and will continue to be used in combination with third-party drugs. Those currently being partnered with pelareorep are approved; however, we have limited or no control over the supply of these drugs. If our relationships with current or future collaborators or suppliers are not successful, we may be delayed in completing the development of our product candidates;
•Our business, including our research and development operations, has been and may continue to be adversely affected by the COVID-19 pandemic;

•Our product candidate may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any potential marketing approval;
•We may expend our limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success;
•We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements;
•Pharmaceutical products are subject to intense regulatory approval processes;
•Our operations and products may be subject to other government manufacturing and testing regulations;
•We have conducted, and may in the future conduct, clinical trials for pelareorep in sites outside the United States and the FDA may not accept data from trials conducted in such locations;
•We rely on patents and proprietary rights to protect our technology;
•Third parties may choose to file patent infringement claims against us; defending ourselves from such allegations would be costly, time-consuming, distracting to management and could materially affect our business;
•If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected;
•Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed;
•Developments in patent law could have a negative impact on our business;
•If we do not obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed;
•Our products may fail or cause harm, subjecting us to product liability claims;
•New products may not be accepted by the medical community or consumers;
•Our technologies may become obsolete;
•We rely on third-party manufacturers to produce our clinical products and on other third parties to store, monitor and transport bulk drug substance and drug product. We and our third-party partners may encounter difficulties with respect to these activities that could delay or impair our ability to initiate or complete our clinical trials;
•We rely on third parties to produce and provide suitable raw materials for pelareorep production, packaging, and testing as well as clinical trial-related testing. We and our third-party partners may encounter difficulties with sourcing these materials that could delay or impair our ability to manufacture pelareorep or complete product or clinical sample testing;
•We rely on third parties to monitor, support, conduct and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for those product candidates. We may not be able to obtain regulatory approval for our products that may result from our development efforts if we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us;
•Our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. is subject to certain risks and uncertainties related to our dependence on Adlai and doing business in foreign jurisdictions;
•Our employees, independent contractors, principal investigators, contract research organizations, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading;
•Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics;
•The cost of director and officer liability insurance may increase substantially and may affect our ability to retain quality directors and officers;
•We are dependent on our key employees and collaborators;

•The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders;
•Potential dilution of present and prospective shareholdings; and
•Our operations may be adversely affected by disruptions to our information technology ("IT") systems, including disruptions from cybersecurity breaches of our IT infrastructure;

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.[RESERVED]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Investment in our common shares ("Common Shares") involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this annual report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the SEC actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results, or cash flow.

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
•manufacturing costs or other production factors may make manufacturing of products ineffective, impractical, and non-competitive;
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
•Regulators or institutional review boards may require that we hold, suspend, or terminate clinical research for various reasons, including noncompliance with regulatory requirements or our clinical protocols;
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
•The supply, storage, distribution, or quality of our products or other materials necessary to conduct our clinical trials may be insufficient or inadequate

Additionally, subject enrollment, which is a significant factor in the timing of clinical trials, is affected by a variety of factors, including the following:

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

Furthermore, we plan to rely on clinical trial sites to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance. Any delays or unanticipated problems during clinical testing, such as enrollment in our clinical trials being slower than we anticipate or participants dropping out of our clinical trials at a higher rate than we anticipate, could increase our costs, slow down our product development and approval process, and jeopardize our ability to commence product sales and generate revenues.

In addition, the federal Right to Try Act, among other things, provides a federal framework for patients to access certain investigational new drug products that have completed a Phase 1 clinical trial. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA approval under the FDA expanded access program. While there is no obligation to make product candidates available to eligible patients as a result of the Right to Try Act, new and emerging legislation regarding expanded access to unapproved drugs could negatively impact enrollment in our clinical trials and our business in the future.

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

In several of our current and planned studies, pelareorep is being or will be administered in combination with immune checkpoint inhibitors ("ICIs"), a class of drugs intended to stop tumor cells from interfering with the ability of the patient’s immune system to attack their tumor. We have entered into agreements with Pfizer and Roche to supply their ICIs, avelumab and atezolizumab, respectively, for use in our ongoing Oncolytics-sponsored studies. Specifically, avelumab is being used in our currently enrolling Phase 2 study in breast cancer (BRACELET study), and atezolizumab is being used in our ongoing window-of-opportunity study in breast cancer (AWARE study) and our ongoing Phase 1/2 study in gastrointestinal cancer (GOBLET study). In addition, other ICIs are being used in combination with pelareorep in ongoing investigator-sponsored studies including retifanlimab (Incyte) in a Phase 2 study in breast cancer (IRENE study) and nivolumab (BMS) in a Phase 1 study in myeloma. Additionally, we may enter into future agreements for the supply ICIs for use in connection with the development of pelareorep.

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

If any current or any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing appropriate ICIs. Additionally, should the supply of products from any current or future collaborator or supplier be interrupted, delayed or otherwise be unavailable to us, our clinical trials may be delayed. In the event we are unable to source a supply of an alternative appropriate ICI or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price, and prospects may be materially harmed.

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

During 2021, the ongoing coronavirus infectious disease 2019 (COVID-19) pandemic has touched elements of our business operations. COVID-19, including its variants, have created challenges affecting our clinical trial activities, including patient enrollment and site activation, along with our manufacturing supply chain. Some of the challenges have included, among other things, patients choosing to delay treatments, clinical sites suspending study activity temporarily, vendor and collaborator staff shortages, and raw material and components delays. While these challenges have largely impacted the timing of certain activities, we believe the impact on our overall business, to date, has not been significant. As well, we believe our financial condition, liquidity, and longer-term strategic development remain on track. However, COVID-19 continues to have a broad adverse impact on the global economy across many industries and has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns, as well as significant volatility in global financial markets.

The extent to which COVID-19 might prolong and/or cause significant disruptions to our business and materially impact our results of operations and our ongoing and planned clinical studies will depend on future developments. These future developments are highly uncertain and cannot be predicted, such as the duration and severity of outbreaks, including future potential waves or cycles, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken to contain and treat the disease and to address its impact, including on financial markets. A lack of coordinated responses on risk mitigation and vaccination deployment with respect to the COVID-19 pandemic could result in significant increases to the duration and severity of the pandemic and could have a corresponding negative impact on our business.

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
•disruptions in supply, logistics, or other activities related to the procurement of materials, which could have a negative impact on our ability to conduct preclinical research, initiate, or complete our clinical trials;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers, and others;
•interruption of key business activities due to illness and/or quarantine of key individuals and delays associated with recruiting, hiring, and training new temporary or permanent replacements for such key individuals, both internally and at our third-party service providers and strategic partners;
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

•disruptions to our strategic partners’ operations, which could delay the development of our product candidates in certain geographical regions and thereby affect the timing of development and commercial milestone payments and royalties on potential future product sales we may receive; and
•limitations on our ability to recruit preclinical research, clinical, regulatory, and other professional staff on the timeframe required to support our research and development programs.

In addition, COVID-19 could result in the continued significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. Such financial market volatility may continue and the value of our common shares may be adversely impacted.

The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business. While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition, and operating results.

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

We may expend our limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and therapeutic platforms that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other therapeutic platforms or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and therapeutic platforms for specific indications may not yield any commercially viable products.

Financial Condition Risks

We have no operating revenues and a history of losses. We have no products approved for commercial sale, and we may never achieve or sustain profitability.

We are a development-stage biopharmaceutical company. We have incurred significant losses since our inception. To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2021, we had an accumulated deficit of $393.4 million and we incurred net losses of $26.3 million, $22.5 million and $33.1 million for the years ended December 31, 2021, 2020, and 2019, respectively. We anticipate that we will continue to incur significant losses during 2022 and in the foreseeable future. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. We do not expect to reach profitability at least until after the successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2021, we had cash and cash equivalents of $41.3 million. We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our preclinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims, and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

Oncolytics, from time to time, along with all other pharmaceutical research and development entities, may have restricted access to capital, bank debt, and equity, and, from time to time, may face increased borrowing costs. Although our business and asset base have not changed, the lending capacity of all financial institutions fluctuates causing a corresponding change in risk premiums. As future operations will be financed out of funds generated from financing activities, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the pharmaceutical industry and our securities in particular.

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering or otherwise, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our existing shareholders. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production, and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

We incur some of our expenses in foreign currencies and therefore we are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

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

The United States Food and Drug Administration (“FDA”) and similar regulatory authorities in other countries may deny approval of a new drug application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions, and criminal prosecutions.

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

We are subject to regulation by governments in many jurisdictions. If we do not comply with healthcare, drug, manufacturing, and environmental regulations, among others, in such jurisdiction, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal, and foreign law, including, but not limited to, requirements regarding occupational health, safety, laboratory practices, healthcare fraud and abuse, environmental protection, and hazardous substance control, and may be subject to other present and future local, provincial, state, federal, and foreign regulations.

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

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents and other intellectual property rights of third parties under which we do not hold sufficient licenses or other rights. Additionally, third parties may be successful in obtaining patent protection for technologies that cover development activities in which we are already engaged. Third parties may own or control these patents and intellectual property rights in the United States and abroad. These third parties may have substantially greater financial resources than us and could bring claims against us that could cause us to incur substantial expenses to defend against these claims and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement or other similar suit were brought against us, we could be forced to stop or delay development, manufacturing, or sales of the product or product candidate that is the subject of the suit. Intellectual property litigation in the biopharmaceutical industry is common, and we expect this trend to continue.

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

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture pelareorep, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business. Moreover, enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. These lawsuits also may impact our ability to pursue agreements with third parties in the future.

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

Developments of patent law in other jurisdictions may impact our business. For example, it is currently not clear what impact the planned introduction of the Unified Patent Court in the European Union will have. Patents that are valid and enforceable under the current system may be considered invalid and/or unenforceable under the new system. Also patents may be invalidated not just in one single jurisdiction, but across multiple countries of the European Union in one single trial.

If we do not obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of pelareorep, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for pelareorep will be shortened. If this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

Other Business Risks

The biotechnology industry is extremely competitive and if our competitors develop and market products that are more effective, safer or less expensive than our products, our business could be adversely impacted.

Technological competition in the pharmaceutical industry is intense and we expect competition to increase. Other companies are conducting research on therapeutics involving innate and adaptive immune responses as well as other novel treatments or therapeutics for the treatment of cancer which may compete with our product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, manufacturing, technical, marketing, drug development, and human resources than us. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than we do. Accordingly, our competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

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

In addition, the sale and commercial use of our product entails risk of product liability. We currently do not carry any product liability insurance for this purpose. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition, and future prospects.

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

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards, and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes and the emergence of new industry standards may render our products obsolete, less competitive, or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts, and third-party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively, or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Changes in methods of pelareorep manufacturing or formulation may result in additional costs or delay.

As pelareorep is developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause pelareorep to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability, or our strategic partners’ ability, to commence product sales and generate revenue.

We rely on third-party manufacturers to produce our clinical products and on other third parties to store, monitor and transport bulk drug substance and drug product. We and our third-party partners may encounter difficulties with respect to these activities that could delay or impair our ability to initiate or complete our clinical trials.

We do not currently own or operate any manufacturing facilities. We rely on a contract manufacturer to source suitable raw materials and produce sufficient quantities of pelareorep for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards. If we are unable to arrange for such third-party manufacturing sources or materials are not available in a timely manner, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of pelareorep or we may be delayed in doing so. The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. The process of manufacturing pelareorep is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, contamination and inconsistency in yields, variability in product characteristics, and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the third-party manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any failure by our third-party manufacturers to comply with applicable regulatory and quality standards or any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates.

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

In addition to third-party manufacturers, we rely on other third parties to store, monitor, and transport bulk drug substance and drug product. If we are unable to arrange for such third-party sources, or fail to do so on commercially reasonable terms, we may not be able to successfully supply sufficient product candidate or we may be delayed in doing so. Such failure or substantial delay could materially harm our business.

We rely on third parties to produce and provide suitable raw materials for pelareorep production, packaging, and testing as well as clinical trial-related testing. We and our third-party partners may encounter difficulties with sourcing these materials that could delay or impair our ability to manufacture pelareorep or complete product or clinical sample testing.

We rely on contract manufacture and testing facilities to source required materials for production and evaluation of pelareorep, as well as testing of clinical trial-related samples. As a result, we have less control over the supply timing and cost of these materials than if we sourced these materials directly. In addition, these are often specialized materials and third-party suppliers may also encounter challenges in producing, testing, or distributing materials that can impact delivery quantities and timeframes. If we are unable to arrange for sufficient supply or materials are not available in a timely manner, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of pelareorep or we may be delayed in doing so. If we are unable to arrange for appropriate testing materials or they are not available in a timely manner, we may be unable to execute some clinical trial testing or we may be delayed in doing so.

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

We rely on entities outside of our control, which may include clinical and research consultants, academic institutions, and contract research organizations ("CROs"), to perform, monitor, support, conduct, and oversee preclinical studies and clinical trials of pelareorep. As a result, we have less control over the timing and cost of these studies and the ability to recruit trial subjects than if we conducted these trials with our own personnel.

If we are unable to maintain or enter into agreements with these third parties on acceptable terms, or if any such engagement is terminated prematurely, we may be unable to enroll patients on a timely basis or otherwise conduct our trials in the manner we anticipate. In addition, there is no guarantee that these third parties will devote adequate time and resources to our studies or perform as required by our contract or in accordance with regulatory requirements, including maintenance of clinical trial information regarding our products. If these third parties fail to meet expected deadlines, fail to transfer to us any regulatory information in a timely manner, fail to adhere to protocols, or fail to act in accordance with regulatory requirements or our agreements with them, or if they otherwise perform in a substandard manner or in a way that compromises the quality or accuracy of their activities or the data they obtain, then clinical trials of our product candidates may be extended or delayed with additional costs incurred, or our data may be rejected by the FDA, EMA or other regulatory agencies. Ultimately, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities.

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

On November 16, 2017, we announced that we had entered into a license, development, supply, and distribution agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea, and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, along with payments to be received by us upon meeting certain requirements and milestones, we are also eligible to receive royalty payments in excess of 10% associated with the commercialization of pelareorep for all indications, subject to regulatory approval. Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory and commercialization activities respecting pelareorep in the Territories and therefore the Company will be dependent upon Adlai in successfully undertaking those actions in a timely and economic manner and in compliance with all applicable legal and regulatory requirements within the Territories. If Adlai is unable to fulfill its obligations under the terms of the Licensing Agreement and in compliance with all applicable legal and regulatory requirements, including clinical, regulatory and commercialization of pelareorep, our prospective revenue from royalty payments related to the commercialization of pelareorep in the Territories may be materially diminished, delayed or never realized, which could negatively affect our operating results and financial condition.

Further, conducting business with Adlai within the Territories, and specifically China, subjects us to certain economic, political, currency and legal risks, and uncertainties regarding, among other things, the development and commercialization of pelareorep and the release and receipt of payments under the terms of the Licensing Agreement, including the payment of royalties upon commercialization of pelareorep. These risks include:

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

Our employees, independent contractors, principal investigators, contract research organizations, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) FDA regulations, including those laws that require the reporting of true, complete and accurate information to the FDA, (2) manufacturing standards, (3) federal and state healthcare fraud and abuse laws and regulations, or (4) laws that require the reporting of true and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and if we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from collaborators, prospective licensees and other third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our drug candidates. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics.

We may be impacted by business interruptions resulting from pandemics and public health emergencies, including those related to COVID-19, geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods, and fires. An outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 pandemic, or a fear of any of the foregoing, could adversely impact us by causing operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel, and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how we may affected if such an epidemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

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

Certain of our assets and intellectual property are held by our wholly-owned subsidiary, Oncolytics Biotech (Barbados) Inc., which is organized under the laws of Barbados. It may not be possible to enforce court judgments obtained in Canada or the United States against Oncolytics Biotech (Barbados) Inc. in Barbados based on the civil liabilities provisions of applicable securities laws. In addition, there is some doubt as to whether the courts of Barbados would recognize or enforce judgments of courts in Canada or the United States obtained against us or our directors or officers based on the civil liabilities provisions of Canadian and United States securities laws or hear actions against us or those persons based on such laws.

Our failure to comply with data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We are subject to complex laws and regulations that address privacy and data security. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In addition, in the course of our business, we may obtain health information from third party that is subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the

Health Information Technology for Economic and Clinical Health Act (“HITECH”). Although we are not directly subject to HIPAA (other than potentially with respect to providing certain employee benefits) we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA/HITECH.

We could also be negatively impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, data privacy, data localization, and data protection outside of the U.S., such as the General Data Protection Regulation (“GDPR”), which took effect in the EU in May 2018. The GDPR extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. The GDPR may increase our responsibility and potential liability in relation to personal data that we process, expose us to substantial potential fines and increase our compliance costs. The GDPR could also cause our development costs to increase in connection with clinical trials we are currently conducting and may conduct in the future in the EU for our products and product candidates.

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

U.S. holders of Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2021, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future taxable years. If the Company is a PFIC for any year during a U.S. holder’s holding period of the Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective qualified electing fund election (“QEF Election”) or a mark-to-market election with respect to the Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.” Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

General Risks

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

Failure to meet regulatory or ethical expectations on environmental impact, including climate change.

Environmental issues will become more material in the marketplace as the wider healthcare system embraces net -zero climate targets. The environmental targets and performance of our business will come under increased scrutiny by investors, governments and non-governmental organizations. Environmental considerations are starting to become embedded in the public procurement of good and services, including medicinal products and devices. Specific intermediates used to manufacture medicines, or those used as excipients or propellants, are coming under increased regulation and some may be subject to time-limited exemptions or potential phase-out. The physical impacts of climate change could impact the resilience of our business operations and supply chain.

ITEM 4.  INFORMATION ON THE COMPANY

A.History and Development of the Company

Oncolytics Biotech Inc. was formed under the Business Corporations Act (Alberta) on April 2, 1998 as 779738 Alberta Ltd.  On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our principal place of business is located at 804, 322 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5, telephone (403) 670-7377. Our agent for service in the U.S. is Registered Agent Solutions, Inc., 838 Walker Road Suite 21-2 Delaware 19904.

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

B.Business Overview

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development-stage company focusing our research and development efforts on pelareorep, an intravenously delivered immunotherapeutic agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our Business

Our potential product for human use is pelareorep, an unmodified reovirus. This virus is a first-in-class systemically administered immunotherapeutic agent for the treatment of solid tumors and hematological malignancies.

Scientific Background

Pelareorep’s anti-tumor activity is based on three complementary modes of action (Figure 1):

•Selective viral replication in permissive cancer cells which leads to tumor cell lysis.
•Activation of innate immunity in response to the infection, which results in a cascade of chemokines/cytokines, causing natural killer (NK) cells to be activated and attack cancer cells.
•A specific adaptive immune response targeted to tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs), infected tumor cells and/or dendritic cells to T cells.

Summary of Research and Development highlights

Preclinical and translational research to date indicates the following:

•Pelareorep has anticancer effects in a variety of animal models demonstrating that it can reduce tumor burden and prolong survival in these models.

•The anticancer effects in animal models can be enhanced when pelareorep is given in combination with chemotherapy, immunotherapy, radiotherapy, and other targeted cancer therapies, highlighting the ability of pelareorep to enhance the anticancer effects of a broad range of cancer therapeutics.
•A toxic dose of pelareorep has not been reached/established in animal models nor has a maximum tolerated dose been reached in humans, and treatment with pelareorep causes minimal side-effects.

Clinical data to date indicate the following:

•More than 1,400 patients have been enrolled in clinical studies conducted in our global clinical studies. Of these, more than 1,100 patients received pelareorep, and over 1,000 received pelareorep by intravenous (IV) administration.
•Pelareorep has been administered as single or multiple doses (intratumoral or intravenous), either as a monotherapy or in combination with chemotherapy, immunotherapy (e.g., checkpoint inhibitors), and/or radiotherapy.
•Pelareorep is generally well-tolerated and has a manageable side effect profile.
•When combined with chemotherapy or immunotherapy, pelareorep does not appear to enhance either the frequency or severity of the adverse effects of these agents.
•Efficacy analysis from clinical studies show that treatment with pelareorep can improve the outcome of cancer patients with a variety of different tumors:
•In a randomized Phase 2 study with 74 metastatic breast cancer (mBC) patients, known as IND.213, treatment with pelareorep plus paclitaxel versus paclitaxel alone demonstrated a statistically significant improvement in median overall survival: 17.4 months versus 10.4 months, respectively (HR = 0.65; 80% CI 0.46–0.91; p=0.1). In a post hoc subgroup analysis of patients with hormone receptor-positive, human epidermal growth factor receptor 2 negative (HR+/HER2-) diseases, the median OS benefit from the addition of pelareorep to paclitaxel was even greater compared to paclitaxel alone: 21.0 months versus 10.8 months, respectively (HR = 0.60; p=0.1).
•In a single-arm study with gemcitabine plus pelareorep, in first-line patients with metastatic pancreatic ductal adenocarcinoma (PDAC), known as REO 017, the median OS was 10.2 months with 1-year and 2-year survival rates of 45% and 24%, respectively. These results were encouraging when compared to 20–22% and 2–5% benchmark 1-year and 2-year survivals, respectively for metastatic PDAC patients treated with gemcitabine alone from two different phase 3 studies.
•In a two-arm Phase 2 study (NCI 8601), patients with metastatic PDAC were randomized to receive either carboplatin, paclitaxel and pelareorep (test arm) or carboplatin and paclitaxel alone (control arm). The median OS was similar for both arms, but the probability of survival at Year 2 was 20% in the test arm vs. 9% in the control arm. Evaluation of patient samples collected during this clinical trial identified the immunomodulatory CEA cell adhesion molecule 6 (CEACAM6) as a potential predictive biomarker for response to pelareorep therapy. Specifically, low levels of CEACAM6 mRNA expression were associated with prolonged progression-free survival in pelareorep-treated patients (10.3 months in CEACAM6 low versus 5.7 months in CEACAM6 high patients, p=0.05); importantly, this effect was not seen in the control arm.
•In the AWARE-1 window-of-opportunity study, most HR+/HER2- early breast cancer patients treated with pelareorep showed an increase in CeLTIL score, a measure of tumor cellularity and tumor infiltrating lymphocytes (TILs) that is associated with a better prognosis in breast cancer. Importantly, addition of the immune checkpoint inhibitor atezolizumab to pelareorep increased both the magnitude of the increase in CeLTIL score and the proportion of patients with a positive CelTIL score thereby achieving the study’s primary endpoint. Biomarker data from AWARE-1 further demonstrated that pelareorep treatment reversed immunosuppressive tumor microenvironments, generated and expanded T cell clones, upregulated PD-L1 expression, and promoted CD8+ T cell tumor infiltration into tumors. Many of these effects were even more prominent when pelareorep was combined with atezolizumab demonstrating synergy between the two agents.

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

It was originally established that selective lysis of tumor cells was mediated by the activated rat sarcoma virus oncogene (RAS)-pathway, since active RAS inhibits PKR activation. However, more recent investigations have revealed that reovirus replication is not restricted to cells with an active RAS pathway; rather oncogenic mutations and amplifications in upstream and downstream mediators of the RAS-pathway also allow for viral replication and oncolysis. Moreover, active RAS is known to stimulate over 18 downstream effector proteins, many of which have been shown to facilitate viral replication. Cells bearing dysfunctional or deleted tumor suppressor genes and or chemo- or radiation-induced cell stress also show increased sensitivity to reovirus replication and lysis.

2.Induction of Innate Immunity

Preclinical and clinical studies provide compelling evidence that pelareorep functions as a systemically-delivered immunogenic agent that acts locally at the site of the tumor. Indeed, preclinical studies demonstrated that cancer cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory environment promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T-cells, altering the tumor microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independently of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus, in turn, stimulate the innate antitumor activity of NK cells and aid in the priming of specific antitumor cytotoxic lymphocyte, demonstrating that dendritic cell recognition of reovirus may trigger a beneficial innate immune response.

A clinical trial with pelareorep (REO 013) provided an opportunity to study human NK cell activation in a controlled manner. Ten colorectal cancer patients with liver metastases received between one and five doses of pelareorep prior to surgical resection of their tumor. NK cell activation peaked 24-48 hours post-infection, coincident with a peak in pro-inflammatory cytokines. NK cells within a population of reovirus-treated blood mononuclear cells were stimulated to kill tumor targets, but not normal hepatocytes. Moreover, peripheral blood mononuclear cells were able to hand-off virus to tumors for direct oncolytic killing. Similarly, NK cells within a liver mononuclear cell population became selectively cytotoxic towards tumor cells when activated by reovirus. These results showed that reovirus modulates human NK cell activity in vivo and suggest that this may contribute to the therapeutic effect of pelareorep.

3.Induction of Adaptive Immunity

Adaptive anti-tumor immunity allows for elimination of existing cancer cells and performs constant surveillance, preventing relapse, and increasing overall survival. An adaptive immune response requires two signals: a signal from an APC, as well as a co-stimulation signal in the form of cytokines. In the absence of either signal, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (TAAs) and viral-associated antigens (VAAs) for processing and presentation by APCs, such as dendritic cells. Through this process, pelareorep facilitates the display of novel ‘foreign’ antigens on the surface of infected tumor cells and APCs. Simultaneously, pelareorep induces an inflammatory response including the expression of co-stimulatory molecules and inflammatory cytokines. Together, these pelareorep-mediated immunological events initiate adaptive anti-tumor immunity.

By promoting the expression of novel antigens and the release of inflammatory cytokines, pelareorep, promotes an inflamed tumor phenotype. An inflamed tumor phenotype is characterized by NK and T-cell infiltration, increased expression of chemokines/cytokines, and increased expression of checkpoint ligands such as PD-L1. This phenotype correlates with an increase in overall survival and has a positive prognostic value for early-stage cancers. In patients with metastatic cancer, an inflamed tumor phenotype is associated with better clinical outcomes when treated with immunotherapies, including immune checkpoint inhibitors, cancer vaccines, and adaptive T-cell therapies. By promoting an inflamed tumor phenotype, pelareorep primes an anti-cancer immune response (Figure 2).

Figure 2. Pelareorep primes an anti-cancer immune response

Pelareorep promotes an anti-cancer immune response.

Non-inflamed tumor
Partially-inflamed tumor
Inflamed tumor
NK cell
T-cell
Antigen Presenting Cell
Immune desert
“cold tumor”
Immune responsive
“hot tumor”

Clinical Development

The ultimate objective of our clinical development program is to obtain regulatory approval for pelareorep and is based on the compelling efficacy data from previous studies in breast cancer, pancreatic cancer, colorectal cancer, myeloma and other malignancies. Our immediate primary focus continues to be on advancing our program in HR+/HER2- metastatic breast cancer to a phase 3 licensure-enabling study.

Our current clinical development approach centers on pelareorep's ability to stimulate immune-mediated tumor killing, particularly in combination with immune checkpoint inhibitors and other immune-based therapies. We believe this approach has the most promise for generating clinically impactful data and offers the most expeditious path to approval. As our clinical development program advances, we anticipate that pelareorep's ability to enhance innate and adaptive immune responses when combined with different classes of immunotherapies will play an increasing role. This greatly increases the opportunities for expansion of our clinical program to address a broad range of cancers in combination with a variety of partner therapies.

During 2021, the results of our AWARE-1 window-of-opportunity study were presented at international conferences. This study examined the use of pelareorep with or without the checkpoint inhibitor atezolizumab (Tecentriq®) in patients with breast cancer. The results of this study showed that pelareorep primed the tumor microenvironment for checkpoint blockade therapy including increasing both PD-L1 expression in the tumor and T cell trafficking into the tumor. The potentially beneficial effects of pelareorep therapy, also including the creation and expansion of T cell clones, were enhanced further by combining pelareorep with atezolizumab. Notably, patients treated with pelareorep and atezolizumab reached the primary endpoint of the study with 60% of the patients showing an increase of more than 30% in the CelTIL score, a measure that correlates with efficacy in breast cancer patients.

During 2021, enrollment into our BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel) study continued. BRACELET-1 is a randomized study of HR+/HER2-metastatic breast cancer patients and is evaluating tumor and immune responses following treatment with either paclitaxel (standard of care therapy), paclitaxel + pelareorep or paclitaxel + pelareorep + the checkpoint inhibitor avelumab (Bavencio®). Also during 2021 enrollment continued into the investigator-sponsored multi-center trial known as IRENE (INCMGA00012, and the oncolytic virus pelaREorep in metastatic triple-NEgative breast cancer). This trial is investigating pelareorep in combination with Incyte’s anti-PD-1, retifanlimab (INCMGA00012) in patients receiving second-line treatment for triple-negative breast cancer.

In addition to our breast cancer program, we continued to explore pelareorep in gastrointestinal cancers. Notably, in 2021 enrollment began into the platform study known as GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1). GOBLET is examining combination therapy with pelareorep and atezolizumab (Tecentriq®) in four gastrointestinal indications: (1) Patients with first-line locally advanced/metastatic unresectable pancreatic ductal adenocarcinoma (PDAC); (2) Patients with first-line metastatic colorectal cancer (mCRC), limited to microsatellite instability-high (MSI-H) or mismatch repair deficient (dMMR) tumors; (3) Patients with third-line mCRC independent of microsatellite instability (MSI)/dMMR status; and (4) Patients with second-line or later locally advanced/metastatic unresectable squamous cell carcinoma of the anal canal (SCCA). This study is currently enrolling patients, and the 3-patient safety run-ins for Cohort 1 has been completed and Cohort 3 is ongoing (Cohorts 2 and 4 do not require safety run-ins).

In addition, in 2021 the results of our second-line pancreatic cancer study in which pelareorep was given in combination with the checkpoint inhibitor pembrolizumab (Keytruda®), but without chemotherapy, was presented at ASCO. This study is an extension of an earlier phase 1 study that investigated pelareorep in combination with pembrolizumab and chemotherapy. Consistent with prior studies, the combination of pelareorep and pembrolizumab demonstrated a manageable safety profile. Thirteen patients were enrolled, and a disease control rate of 42% was achieved in the 12 efficacy-evaluable patients. One patient achieved a partial response (PR), and four patients had stable disease (SD). These results, both in terms of disease control and overall survival, were consistent with prior studies in second-line pancreatic cancer patients despite the absence of chemotherapy in this study. Responding patients showed synergy between pelareorep and checkpoint blockade therapy as demonstrated by reductions in regulatory T cells and improved CD8+ effector T cell activation and metabolic function in both blood and tumors.

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Currently, we have 310 issued patents including 28 issued in the U.S. and 14 in Canada. We also have 16 patents pending in the U.S., Canada, and other jurisdictions, but we cannot be certain whether any given patent application filed by us will result in the issuance of a patent or if any given patent issued to us will later be challenged and invalidated. Nor can we be certain whether any given patent that may be issued to us will provide any significant proprietary protection to our product and business.

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

Business Strategy

Our business strategy is to develop and market pelareorep in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development. We intend to achieve our business strategy by focusing on these key areas:

•Develop pelareorep through our clinical development program assessing the safety and efficacy in human subjects;

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

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. In the context of this annual report, statements of our "belief" are based primarily upon our results derived to date from our research and development program with animals, early-stage human trials, and our most recent data in HR+/HER2- mBC patients, upon which we believe that we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early-stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result expected by us will occur.

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

Manufacturing Regulations

We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the U.S. to produce the clinical grade pelareorep active ingredient and a second toll manufacturer to formulate finished product required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturers has the potential to delay the progress of our clinical trial program. We have used another toll manufacturer in the U.K. that has also produced clinical grade pelareorep at a smaller scale. We have attempted to mitigate this risk by establishing stability profiles for long-term storage of pelareorep, and producing sufficient pelareorep in advance of patient enrollment in a particular clinical trial.

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

Advertising and Promotion Regulations

With respect to both pre- and post-market product advertising and promotion, the FDA and similar foreign agencies impose a number of complex regulations on entities that advertise and promote pharmaceuticals and biologics, which include, among other things, standards and regulations relating to direct-to-consumer advertising, on vs. off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. These agencies have very broad enforcement authority and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing the entity to correct deviations from requisite standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA or relevant foreign agencies. Foreign, state and federal civil and criminal investigations, fines and prosecutions are also possible if advertising and promotion regulations are breached.

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

Market and Competition

According to estimates for 2022 from the American Cancer Society, more than 1.9 million Americans are expected to be diagnosed with cancer in the year, and approximately 609,360 Americans are expected to die of cancer. Cancer is the second most common cause of death in the U.S., exceeded only by heart disease. In the United States, the relative lifetime risk of a male or female developing cancer is 1 in 2 and 1 in 3, respectively (Source: American Cancer Society's Cancer Facts & Figures 2022). It was projected that there will be 191,454 patients with HR+/HER2- mBc in 2021. (Source: https://seer.cancer.gov/statfacts/html/breast.html (accessed Jan 25, 2022); https://seer.cancer.gov/statfacts/html/breast-subtypes.html (accessed Jan 25, 2022)

The costs of this disease state are also significant. In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2022 that The National Cancer Institute estimated that the 2015 direct medical costs for cancer were $183 billion and are projected to increase to $246 billion by 2030.

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

Corporate Social Responsibility and ESG

As a rapidly growing, development-stage biotech company, we are not yet in a position to implement a broad-based ESG policy and program. However, our corporate goals are inspired by our potential to impact the care of patients with cancer, especially those with late-stage breast cancer and are informed by our corporate values of acting with integrity, collaboration, innovation, and embracing diversity. In 2021, our corporate goals focused on certain clinical, manufacturing, and business operations and support our desire to obtain an approval for an innovative cancer treatment that extends patient lives. Each year we work hard to achieve our goals and objectives while maintaining a respectful, collaborative, and caring work environment.

While we do not formally report on our ESG policies and compliance, we publicly disclose elements of our ESG activities. Our governance policies like our board mandates, code of ethics and conduct, and our public filings are all on our website at https://ir.oncolyticsbiotech.com/corporate-governance.

C.Organizational Structure

On December 31, 2021, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company. In addition, Oncolytics Biotech (U.S.) Inc., a Delaware corporation, is a material wholly-owned subsidiary of OBB.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of pelareorep, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2022 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

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

A.Operating Results

Please see our 2021 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.Liquidity and Capital Resources

Please see our 2021 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.Research and Development, Patents, and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" for information on the Company’s research and development policies.

D.Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners. See our 2021 MD&A in Exhibit 15.1 for our comparative discussion on our expenditures between 2019 - 2021 and our expectations for 2022.

Except as disclosed elsewhere in our annual report, we know of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and senior management as at December 31, 2021, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Deborah M. Brown, MBA, ICD.D(1)(2)(3) Ontario, Canada	Director
Ms. Brown leads Canadian Strategic Partnerships at Eversana, a leading provider of global commercial services to the life sciences industry. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently sits on the Boards of the HBSPCA, Oncolytics Biotech Inc, and Sernova Corp. Ms. Brown holds an MBA from Western University’s School of Business, an Hons B.Sc. from the University of Guelph, and has completed the Institute of Corporate Directors Designation (ICD.D).
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

Mr. de Guttadauro has a Bachelor of Science degree in engineering from the United States Military Academy at West Point.
N/A

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Allison Hagerman, P.Eng., PMP, MBT Alberta, Canada	Vice President, Product Development	A Professional Engineer focused on biotechnology, Ms. Hagerman joined Oncolytics in 2010 and has been integral to the progress of its product development program ever since. Prior to being appointed as Vice President of Product Development, Ms. Hagerman was the Director, Manufacturing and Engineering from 2013-2017 and Project Manager from 2010-2013, during which time she led the process performance qualification for pelareorep drug substance. Ms. Hagerman is a Professional Engineer (P.Eng., APEGA) and Project Management Professional (PMP, PMI). She holds a Master of Biomedical Technology (MBT) degree from the University of Calgary, and B.Sc. degrees in both Chemical Engineering and Biological Sciences.	N/A
Thomas C. Heineman, MD, PhD California, USA	Chief Medical Officer
Dr. Heineman brings more than 20 years of experience leading clinical development programs to Oncolytics, including 15 years in the biopharmaceutical industry. Most recently, Dr. Heineman served as Senior Vice President and Head of Clinical Development at Denovo Biopharma. Prior to his time at Denovo, Dr. Heineman served as Vice President and Head of Clinical Development at Genocea Biosciences and Halozyme Therapeutics, where he was also the Head of Translational Medicine, and oversaw clinical trials in indications such as breast and pancreatic cancer. Dr. Heineman’s experience further extends to big pharma and academia where he previously held roles as Senior Director, Global Clinical Research and Development at GlaxoSmithKline and Associate Professor at the Saint Louis University School of Medicine. Dr. Heineman has co-authored over 60 peer-reviewed publications and is board certified in Internal Medicine and Infectious Diseases. He completed his fellowship in Infectious Diseases at the National Institutes of Health and his internship and residency at the University of Maryland. Dr. Heineman earned his MD at the University of Chicago, where he also received a PhD in molecular genetics.
N/A
Angela Holtham, MBA, FCPA, FCMA, ICD.D(1)(2) Ontario, Canada	Director	Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. In more recent years she has held numerous governance roles on various Boards in both the publicly traded and not-for-profit sectors and held short term contract positions.

		Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).	June 18, 2014

Name and Place of Residence	Position with the Company	Principal Occupation	Director of the Company Since
Leonard Kruimer, MBA, CPA(1)(3) Vinkeveen, The Netherlands	Director
Mr. Kruimer has over 30 years experience in accounting, corporate finance, and strategy, in senior management positions in private and publicly listed life science companies. Mr. Kruimer served as CFO and Executive Committee Member of Crucell from 1998 through 2011, when Crucell was acquired by JNJ. During his tenure, he led financing activities of the company and contributed to Crucell's strategic acquisition of Swiss-based Berna Biotech. Currently, Mr. Kruimer serves as independent director and Chairman of the Audit Committee for Zealand Pharma (Nasdaq: ZEAL), Chairman of the Board of BioInvent AB (OMXS: BINV) and director and Chairman of the Audit Committee of Pharming Group NV (Nasdaq: PHAR). He is a director of Advent Int. Global Investments (Netherlands) and advisor to Karmijn Kapitaal Investments, a private equity firm in Amsterdam. Previously, he was CFO of SkylineDx, a DNA diagnostics company and Chairman of ProFibrix through its acquisition by The Medicines Company (Nasdaq: MDCO) in 2013. Prior to Crucell, Mr. Kruimer held senior executive positions at TIP Europe, a GE Capital company and Continental Can Europe. He was a consultant with McKinsey and with Price Waterhouse in New York. Mr. Kruimer holds an MBA from Harvard Business School, a BA in accounting and finance from University of Massachusetts and is a CPA in New York State.
October 2, 2019
Kirk J. Look, CA, MSJ Alberta, Canada	Chief Financial Officer	Mr. Look is a Chartered Accountant with more than twenty years of experience in accounting, finance, tax and treasury. Mr. Look joined Oncolytics as the Company's Controller in April 2003, and assumed the role of Chief Financial Officer in November 2012. Prior to joining Oncolytics, from 2000 to April 2003, Mr. Look was Manager of Audit and Assurance Services with Ernst & Young LLP in Canada. From 1998 to the end of 1999, Mr. Look held the positions of Audit Manager and Senior Accountant at Ernst & Young LLP in Chile. Mr. Look holds a Master of Science in Jurisprudence (MSJ) from the Seton Hall University School of Law and a Bachelor of Commerce from the University of Calgary.	N/A
Wayne Pisano, MBA(3)(5) Pennsylvania, USA	Chair of the Board
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
(3)Member of the Governance Committee. Mr. Pisano is Chair of this Committee.
(4)Member of the Science and Technology Committee. Dr. Seizinger is Chair of this Committee.

(5)Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, Governance and Science and Technology Committees.

As at February 28, 2022, the directors and senior management as a group beneficially owned, directly or indirectly, 756,992 of our common shares, representing 1.18% of the issued and outstanding common shares.

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

B. Compensation

Board of Directors

The following table sets forth information concerning the total compensation paid in 2021 to each director.

Name	Fees Earned ($)(1)	Share- based awards ($)(2)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Deborah Brown	76,068	Nil	67,842	Nil	N/A	Nil	143,910
Angela Holtham	82,407	Nil	67,842	Nil	N/A	Nil	150,249
Leonard Kruimer	69,729	Nil	67,842	Nil	N/A	Nil	137,571
Wayne Pisano	101,424	Nil	84,803	Nil	N/A	Nil	186,227
William Rice(3)	34,865	Nil	67,842	Nil	N/A	Nil	102,707
Bernd Seizinger	76,068	Nil	67,842	Nil	N/A	Nil	143,910

Notes:
(1)Directors are paid fees in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.2678.
(2)The value of share-based and option based awards are based on the grant date assumptions as disclosed in note 10 "Share-Based Compensation" in our 2021 audited consolidated financial statements.
(3)Dr. Rice ceased to hold the position as a director effective June 30, 2021.

Each director who is not a salaried employee of the Company is entitled to receive a base retainer of US$40,000. In addition to the base retainer directors are eligible to receive the following additional fees depending on committee involvement:
Additional Retainers (USD):

Board chair	$40,000
Audit Committee chair	$20,000
Governance & Compensation Committee chair	$10,000
Science & Technology Committee chair	$15,000
Non-chair member of the Audit Committee	$10,000
Non-chair member of the Governance, Compensation or Science & Technology Committee	$5,000
In addition to the combined retainer, the Corporation will grant 30,000 options annually for directors other than the Chair, and 37,500 options annually for the Chair. The options cliff-vest after 1 year.

We also reimburse the directors for any reasonable expenses incurred by them while acting in their directors' capacity. During the year ended December 31, 2021, total compensation of $864,574 was paid to the independent directors which consisted of fee payments of $440,561 and option based awards of $424,013.

Senior Management

The following table sets forth information concerning the total compensation paid to our senior management in 2021.

Name and principal position	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(1)	Bonus ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(2)	Total compensation ($)
Dr. Matthew C. Coffey(3) President and Chief Executive Officer	637,200	Nil	1,038,690	273,996	N/A	N/A	81,149	2,031,035
Kirk J. Look Chief Financial Officer	473,800	Nil	425,741	162,987	N/A	N/A	67,669	1,130,197
Dr. Thomas C. Heineman(4)(5) Chief Medical Officer	519,798	Nil	346,592	134,108	N/A	N/A	42,940	1,043,438
Andrew de Guttadauro(4) President, Oncolytics Biotech (U.S.) Inc.	409,373	Nil	267,443	123,221	N/A	N/A	26,342	826,379
Allison Hagerman Vice President, Product Development	380,500	Nil	176,987	98,169	N/A	N/A	59,221	714,877

Notes:
(1)The value of share and option based awards are based on the grant date assumptions as disclosed in note 10 "Share-Based Compensation" in our 2021 audited consolidated financial statements.
(2)The dollar amounts set forth under this column are related to contributions to the senior management's respective retirement savings plan and amounts provided for health care benefits by the Company.
(3)None of the compensation paid to Dr. Coffey related to his role as a director of the Company.
(4)U.S. Employees are paid salaries, bonuses and other compensation in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.2678.
(5)Dr. Heineman was promoted to the role of Chief Medical Officer on December 21, 2021. He previously served as our Global Head of Clinical Development and Operations.

We have entered into employment agreements with each member of the Company's senior management (each an "Employment Agreement"). For 2021, the Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 50% of his base salary, the Chief Financial Officer and Chief Medical Officer are eligible for a cash bonus of up to 40% of their respective base salary, the President, Oncolytics Biotech (U.S.) Inc. is eligible for a cash bonus of up to 35% of his base salary and the Vice President, Product Development is eligible for a cash bonus of up to 30% of her respective base salary. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards. As well, the Employment Agreements provide that each member of the Company's senior management is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Company. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

The Company does not provide pension plan benefits to its senior management and employees. The Company does not currently have a stock appreciation rights plan.

The following base salaries for 2022 were approved by the Board of Directors:

Name and principal position	Year	Salary ($)
Dr. Matthew C. Coffey President and Chief Executive Officer	2022	654,404
Kirk J. Look Chief Financial Officer	2022	486,593
Dr. Thomas C. Heineman(1) Chief Medical Officer	2022	443,000
Andrew de Guttadauro(1) President, Oncolytics Biotech (U.S.) Inc.	2022	335,816
Allison Hagerman Vice President, Product Development	2022	390,774

Note:
(1)U.S. Employees are paid in U.S. Dollars and salaries above for those U.S. employees are presented in U.S. dollars. All other employees are paid in Canadian Dollars and salaries above for those Canadian employees are presented in Canadian dollars.

Termination of Employment or Change of Control

The following table reflects amounts payable to the each member of the Company's senior management based on their respective Employment Agreements assuming that their employment was terminated on December 31, 2021 without cause or due to a change of control of the Company.

Name and principal position	Termination without Cause Severance(1) ($)	Change of Control Severance(2) ($)
Dr. Matthew C. Coffey President and Chief Executive Officer	718,349	1,436,698
Kirk J. Look Chief Financial Officer	541,469	1,082,937
Dr. Thomas C. Heineman(3)(4) Chief Medical Officer	73,978	443,870
Andrew de Guttadauro(3) President, Oncolytics Biotech (U.S.) Inc.	171,839	687,356
Allison Hagerman Vice President, Product Development	220,236	440,471

Notes:
(1)As at December 31, 2021, all options granted to senior management had fully vested except for the options granted on August 1, 2020 (expiring August 1, 2025), December 11, 2020 (expiring December 11, 2024), March 8, 2021 (expiring March 8, 2026), and December 10, 2021 (expiring December 10, 2025). As a result, all members of senior management shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such member is terminated unless otherwise approved by the Board of Directors.
(2)On a change of control of the Company, senior management shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such member is terminated.
(3)U.S. Employees are paid in U.S. Dollars and are presented in U.S. dollars.
(4)As at the date of this annual report, Dr. Heineman is entitled to two month’s pay in lieu of notice in the event of his termination without cause. On August 3, 2021, being the anniversary of his commencement of employment with the Corporation, and on each subsequent anniversary of the commencement of his employment with the Corporation, Dr. Heineman will be entitled to one additional month’s pay in lieu of notice, to a maximum of 6 month’s pay in lieu of notice.

C.Board Practices

Our Board of Directors are elected by the shareholders at each Annual General Meeting (or Annual Special Meeting) and typically hold office until the next meeting, at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting (or Annual Special Meeting), at which time they may be re-elected or replaced. The officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

Name and Place of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Matthew C. Coffey, PhD, MBA Alberta, Canada	President and Chief Executive Officer and Director	May 11, 2011	Date of 2022 Annual General Meeting of the Shareholders
Deborah Brown, BSc, MBA, ICD.D Ontario, Canada	Director	November 2, 2017	Date of 2022 Annual General Meeting of the Shareholders
Angela Holtham, MBA, FCPA, FCMA, ICD.D Ontario, Canada	Director	June 18, 2014	Date of 2022 Annual General Meeting of the Shareholders
Leonard Kruimer, MBA, CPA Vinkeveen, Netherlands	Director	October 2, 2019	Date of 2022 Annual General Meeting of the Shareholders
Wayne Pisano, MBA New Jersey, USA	Chair and Director	May 9, 2013	Date of 2022 Annual General Meeting of the Shareholders
Bernd R. Seizinger, MD, PhD New Jersey, USA and Munich Germany	Director	June 8, 2015	Date of 2022 Annual General Meeting of the Shareholders

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

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and senior management. The Compensation Committee had retained Radford, an Aon Hewitt Corporation, as a specialist consultant to assist with the benchmarking of officer and director compensation for 2021.

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
The Compensation Committee's written mandate is located on the Company’s website at https://ir.oncolyticsbiotech.com/corporate-governance.
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

Our audit committee reviews and approves the scope of the annual audits of our financial statements, reviews our internal control over financial reporting, reviews and approves services performed by the independent auditors, reviews the findings and recommendations of the independent auditors and periodically reviews major accounting policies.

The Audit Committee's written mandate is located on the Company’s website at https://ir.oncolyticsbiotech.com/corporate-governance.

D.Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

By Function:	2021	2020	2019
Research and development	15	14	12
Operating	11	11	11
Total	26	25	23

By Geographic Location:	2021	2020	2019
Canada	15	15	14
United States of America	7	6	5
Other	4	4	4
Total	26	25	23

E.Share Ownership

The following table sets out the share ownership and options held of our directors and officers as of February 28, 2022.

	Common shares (#)	% of ownership(1)	Option outstanding(2) (#)	Option exercise price ($)	Option expiration date	% of outstanding(3)
Officers
Dr. Matthew C. Coffey	82,659	**	13,157	40.00	12/17/2022
			25,263	16.53	12/11/2023
			77,263	3.99	12/1/2025
			42,105	2.66	1/16/2027
			133,389	7.41	3/8/2022
			150,000	3.44	11/19/2023
			175,000	1.45	12/13/2023
			300,000	3.17	12/11/2024
			420,000	3.40	3/8/2026
			65,000	2.08	12/10/2025
			1,401,177			2.31%

Kirk J. Look	33,028	**	21,052	19.00	11/13/2022
			4,210	40.00	12/17/2022
			16,842	16.53	12/11/2023
			48,842	3.99	12/1/2025
			31,578	2.66	1/16/2027
			59,705	7.41	3/8/2022
			53,000	3.44	11/19/2023
			125,000	1.45	12/13/2023
			250,000	3.17	12/11/2024
			155,000	3.40	3/8/2026
			55,000	2.08	12/10/2025
			820,229			1.33%

Dr. Thomas Heineman	—	**	70,000	2.84	8/1/2025
			100,000	3.17	12/11/2024
			120,000	3.40	3/8/2026
			55,000	2.08	12/10/2025
			345,000			**

Andrew de Guttadauro	10,315	**	13,157	4.94	7/3/2027
			14,736	7.41	3/8/2022
			30,000	2.73	12/14/2023
			100,000	1.45	12/13/2023
			200,000	3.17	12/11/2024
			85,000	3.40	3/8/2026
			55,000	2.08	12/10/2025
			497,893			**

	Common shares (#)	% of ownership(1)	Option outstanding(2) (#)	Option exercise price ($)	Option expiration date	% of outstanding(3)
Allison Hagerman	—	**	526	20.24	12/12/2022
			2,105	16.53	12/11/2023
			2,421	6.84	12/11/2024
			5,263	3.90	12/9/2025
			7,894	2.66	12/28/2026
			10,526	7.41	3/8/2022
			30,000	2.73	12/14/2023
			80,000	1.45	12/13/2023
			200,000	3.17	12/11/2024
			45,000	3.40	3/8/2026
			55,000	2.08	12/10/2025
			438,735			**

Directors
Deborah Brown	48,948	**	5,263	5.42	11/7/2027
			30,000	3.40	3/8/2026
			35,263			**

Angela Holtham	127,238	**	5,263	13.87	6/18/2024
			30,000	3.40	3/8/2026
			35,263			**

Leonard Kruimer	—	**	50,000	0.54	10/2/2024
			30,000	3.40	3/8/2026
			80,000			**

Wayne Pisano	189,941	**	5,263	27.46	5/9/2023
			3,157	16.53	12/11/2023
			37,500	3.40	3/8/2026
			45,920			**

Bernd Seizinger	264,863	**	5,263	7.60	6/8/2025
			30,000	3.40	3/8/2026
			35,263			**

TOTAL:	756,992		3,734,743
** Less than 1% ownership

Notes:
(1)Based on 57,112,295 common shares issued and outstanding on February 28, 2022.
(2)Options granted to acquire common shares.
(3)Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted shares outstanding of 64,286,239.

Restricted Share Units
The following table sets out the restricted share units held by our directors as of February 28, 2022.

	RSUs granted	RSUs vested and undistributed
Leonard Kruimer	22,294	22,294

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. To the knowledge of our directors and senior officers, as at March 3, 2022, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.

Shares Held in the United States

The following table indicates, as of February 25, 2022, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total number of holders of record	Total number of common shares issued and outstanding	Number of U.S. holders of record	Number of common shares held by U.S. holders of record	Percentage of common shares held by U.S. holders of record
195	57,112,295	58	48,811,565	85.47%

Change of Control

As of March 3, 2022, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.Related Party Transactions

We have entered into employment contracts with each of our senior management members (see Item 6).

Since the beginning of the fiscal year ended December 31, 2021 up to March 3, 2022, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

C.Interests of Experts and Counsel

Not Applicable.

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

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

Our Common Shares, no par value, are traded/quoted on the Nasdaq and the TSX under the symbols “ONCY" and “ONC”, respectively.

ITEM 10.  ADDITIONAL INFORMATION

A.Share Capital

Not Applicable.

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

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within 5 days from the day on which the change takes place.

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

E.Taxation

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this annual report, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires as beneficial owner Common Shares and who, for the purposes of the Tax Act and the Regulations and at all relevant times deals at arm’s length with the Corporation and the Agent, is not affiliated with the Corporation or the Agent, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares, as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Common Shares in the course of carrying on a business as part of an adventure or concern in the nature of trade.

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

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date of this annual report and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date of this annual report. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this annual report (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

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
 Not Applicable.

G.Statements by Experts

Not Applicable.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 804, 322 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5, Attention: Kirk Look.  Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolyticsbiotech.com.

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

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. - D. Material Modification to the Rights of Security Holders

None.

 E. Use of Proceeds

Not Applicable.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2021, the Company’s internal control over financial reporting was effective based on those criteria.

Ernst & Young LLP, the registered public accounting firm that audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on management's assessment of the Company’s internal control over financial reporting.

C.Attestation Report of the Registered Public Accounting Firms

The Auditor Attestation Report is included in the Ernst & Young LLP Independent Auditor's Report (PCAOB ID: 1263), included in the Company's financial statements, beginning on page F-1 of this annual report on Form 20-F.

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

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics for the Company that includes our Chief Executive Officer, Chief Financial Officer and Accounting Officer that applies to our Chief Executive Officer, Chief Financial Officer and Controller. A copy of this Code of Ethics may be found on the Company’s website at https://www.oncolyticsbiotech.com.  Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 804, 322 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5, Attention:  Kirk Look  Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolyticsbiotech.com.

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2021. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2021.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2021 and 2020, Ernst & Young LLP received the following fees:

Item	2021 $	2020 $
Audit fees	244,185	278,750
Audit-related fees	—	—
Tax fees	28,563	23,532
All other fees	—	—

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

Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None.

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

The foregoing is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

Board Diversity Matrix (as of February 25, 2022)

Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	1
Did Not Disclose Demographic Background	1

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. – “Financial Statements”.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-29.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1	Articles of Incorporation
1.2	By-laws

Description of Securities
2.1	Description of Securities Registered Under Section 12 of the Exchange Act

Material Contracts
4.1(b)*	Employment Agreement, dated August 1, 2013 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.2(b)*	Amending Agreement, dated December 1, 2015 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.3(a)*	Employment Agreement, dated June 29, 2017 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.4(a)#	License, development, supply and distribution agreement with Adlai Nortye Biopharma Co., Ltd dated November 14, 2017
4.5(b)*	Amending Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.6(b)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.7(b)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.8(b)*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.9(b)*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.10(b)*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.11(b)*	Amending Agreement, dated January 1, 2020 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.12(c)*	Employment Agreement, dated August 3, 2020 between Oncolytics Biotech (U.S.) Inc. and its Global Head of Clinical Development and Operations, Thomas C. Heineman
4.13(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.14(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.15(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.16(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.17(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech (U.S.) Inc. and its Global Head of Clinical Development and Operations, Thomas C. Heineman
4.18*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.19*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.20*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.21*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.22*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Thomas C. Heineman

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2021
15.2	Consent of Ernst & Young LLP

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Scheme Presentation Linkbase.
104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

* - Denotes management contract or agreement
# - Certain portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the SEC on March 19, 2018

(a) Previously filed with the SEC on Form 20-F dated March 19, 2018, and incorporated by reference.
(b) Previously filed with the SEC on Form 20-F dated March 6, 2020, and incorporated by reference.
(c) Previously filed with the SEC on Form 20-F dated March 5, 2021, and incorporated by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 3, 2022

ONCOLYTICS BIOTECH INC.

/s/ Matthew Coffey	/s/ Kirk Look
Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2021 and 2020

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

Ernst & Young LLP, an independent firm of Charter Professional Accountants, has been engaged, as approved by a vote of the shareholders' at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:
–the Company's consolidated financial statements as at and for the year ended December 31, 2021; and
–the effectiveness of the Company's internal control over financial reporting as at December 31, 2021.

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

3.Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2021, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2021. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.The effectiveness of the company’s internal control over financial reporting as at December 31, 2021 has been audited by Ernst & Young, independent auditor, as stated in their report which appears herein.

/s/ Matthew Coffey	/s/ Kirk Look

Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Oncolytics Biotech Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 2, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company's auditor since 1999.

Calgary, Canada
March 2, 2022

Report of Internal Control over Financial Reporting

To the Shareholders and Board of Directors of Oncolytics Biotech Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Oncolytics Biotech Inc. as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated March 2, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Calgary, Canada
March 2, 2022

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Canadian dollars, except share amounts)

As at December 31,	2021	2020
Assets
Current assets
Cash and cash equivalents (note 5)	$41,262,044	$31,219,574
Other receivables (note 13)	866,055	89,661
Prepaid expenses	2,775,800	2,427,200
Total current assets	44,903,899	33,736,435
Property and equipment (note 6)	392,041	236,664
Right-of-use assets (note 7)	584,251	372,468
Total assets	$45,880,191	$34,345,567
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$1,987,870	$1,805,015
Other liabilities (note 13)	352,279	123,985
Lease liabilities (note 7)	293,672	248,885
Warrant derivative (note 8)	56,017	531,228
Total current liabilities	2,689,838	2,709,113
Contract liability (note 12)	6,730,287	6,730,287
Lease liabilities (note 7)	361,081	153,174
Total liabilities	9,781,206	9,592,574
Commitments and contingencies (note 13, 14, 19)
Shareholders’ equity
Share capital (note 9) Authorized: unlimited Issued: December 31, 2021 – 55,043,789 December 31, 2020 – 46,166,980	391,348,183	356,824,172
Warrants (note 9)	3,617,570	3,617,570
Contributed surplus (note 10)	34,161,103	31,022,356
Accumulated other comprehensive income	387,738	400,225
Accumulated deficit	(393,415,609)	(367,111,330)
Total shareholders’ equity	36,098,985	24,752,993
Total liabilities and shareholders' equity	$45,880,191	$34,345,567
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(in Canadian dollars, except share amounts)

For the years ended December 31,	2021	2020	2019
Expenses
Research and development (note 10, 21, 22)	$12,920,371	$12,944,510	$10,817,997
Operating (note 10, 21, 22)	13,314,574	12,514,496	9,558,641
Loss before the following	(26,234,945)	(25,459,006)	(20,376,638)
Change in fair value of warrant derivative (note 8)	17,117	3,491,928	(12,608,808)
Foreign exchange loss (note 21)	(135,636)	(659,173)	(316,719)
Interest income, net	98,612	121,194	179,277
Loss before income taxes	(26,254,852)	(22,505,057)	(33,122,888)
Income tax expense (note 15)	(49,427)	—	—
Net loss	(26,304,279)	(22,505,057)	(33,122,888)
Other comprehensive loss items that may be reclassified to net loss
Translation adjustment	(12,487)	(63,876)	(143,403)
Net comprehensive loss	$(26,316,766)	$(22,568,933)	$(33,266,291)

Basic and diluted loss per common share (note 11)	$(0.49)	$(0.56)	$(1.50)
Weighted average number of shares (basic and diluted) (note 11)	53,513,225	40,338,789	22,137,990
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2018	$285,193,061	$3,617,570	$28,260,613	$607,504	$(311,483,385)	$6,195,363
Net loss and other comprehensive income	—	—	—	(143,403)	(33,122,888)	(33,266,291)
Issued pursuant to incentive share award plan (note 10)	391,917	—	(391,917)	—	—	—
Issued pursuant to Common Stock Purchase Agreement (note 9)	5,403,385	—	—	—	—	5,403,385
Issued pursuant to "At the Market" Agreement (note 9)	8,476,454	—	—	—	—	8,476,454
Issued pursuant to public offering (note 9)	3,314,429	—	—	—	—	3,314,429
Issued pursuant to warrant derivative exercised (note 8, 9)	9,152,869	—	—	—	—	9,152,869
Share-based compensation (note 10)	—	—	1,470,153	—	—	1,470,153
Share issue costs (note 9)	(854,256)	—	—	—	—	(854,256)
As at December 31, 2019	$311,077,859	$3,617,570	$29,338,849	$464,101	$(344,606,273)	$(107,894)
Net loss and other comprehensive income	—	—	—	(63,876)	(22,505,057)	(22,568,933)
Issued pursuant to stock option plan (note 10)	385,022	—	(143,100)	—	—	241,922
Issued pursuant to incentive share award plan (note 10)	732,367	—	(732,367)	—	—	—
Issued pursuant to "At the Market" Agreement (note 9)	40,037,786	—	—	—	—	40,037,786
Issued pursuant to warrant derivative exercised (note 8, 9)	6,332,778	—	—	—	—	6,332,778
Share-based compensation (note 10)	—	—	2,558,974	—	—	2,558,974
Share issue costs (note 9)	(1,741,640)	—	—	—	—	(1,741,640)
As at December 31, 2020	$356,824,172	$3,617,570	$31,022,356	$400,225	$(367,111,330)	$24,752,993
Net loss and other comprehensive income	—	—	—	(12,487)	(26,304,279)	(26,316,766)
Issued pursuant to stock option plan (note 10)	381,771	—	(143,321)	—	—	238,450
Issued pursuant to incentive share award plan (note 10)	543,833	—	(543,833)	—	—	—
Issued pursuant to "At the Market" Agreement (note 9)	34,168,071	—	—	—	—	34,168,071
Issued pursuant to warrant derivative exercised (note 8, 9)	686,616	—	—	—	—	686,616
Share-based compensation (note 10)	—	—	3,825,901	—	—	3,825,901
Share issue costs (note 9)	(1,256,280)	—	—	—	—	(1,256,280)
As at December 31, 2021	$391,348,183	$3,617,570	$34,161,103	$387,738	$(393,415,609)	$36,098,985
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian dollars)

For the years ended December 31,	2021	2020	2019
Operating Activities
Net loss for the year	$(26,304,279)	$(22,505,057)	$(33,122,888)
Depreciation - property and equipment (note 6, 21)	130,243	88,957	122,982
Depreciation - right-of-use assets (note 7, 21)	321,822	357,230	362,592
Share-based compensation (note 10, 21, 22)	3,825,901	2,558,974	1,470,153
Interest expense on lease liabilities (note 7)	91,727	68,526	94,817
Unrealized foreign exchange loss	425,681	645,078	353,189
Change in fair value of warrant derivative (note 8)	(17,117)	(3,491,928)	12,608,808
Net change in non-cash working capital (note 18)	(907,987)	209,779	(1,795,777)
Cash used in operating activities	(22,434,009)	(22,068,441)	(19,906,124)
Investing Activities
Acquisition of property and equipment (note 6)	(285,948)	(29,305)	(10,905)
Cash used in investing activities	(285,948)	(29,305)	(10,905)
Financing Activities
Proceeds from exercise of stock options (note 10)	238,450	241,922	—
Proceeds from exercise of warrants (note 8, 9)	230,946	1,696,460	3,465,867
Proceeds from Common Stock Purchase Agreement (note 9)	—	—	5,360,247
Proceeds from "At the Market" equity distribution agreement (note 9)	32,911,791	38,296,146	8,131,620
Proceeds from public offering (note 9)	—	—	4,505,359
Payment of lease liabilities (note 7)	(365,510)	(460,724)	(447,497)
Cash provided by financing activities	33,015,677	39,773,804	21,015,596
Increase in cash	10,295,720	17,676,058	1,098,567
Cash and cash equivalents, beginning of year	31,219,574	14,148,021	13,699,881
Impact of foreign exchange on cash and cash equivalents	(253,250)	(604,505)	(650,427)
Cash and cash equivalents, end of year	$41,262,044	$31,219,574	$14,148,021
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2021, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 2, 2022. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue SW, Calgary, Alberta, Canada.

We are a development-stage biopharmaceutical company that focuses on the discovery and development of immunotherapeutic products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is an intravenously delivered immunotherapeutic agent that may be a novel treatment for certain types of cancer and may be an alternative to or used in combination with existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep centers on key immunotherapy combinations. Specifically, immunotherapy combinations in which pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with checkpoint blockade therapy, chemotherapy and/or targeted therapies.

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc. and are presented in Canadian dollars, our functional currency.
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
(in Canadian dollars, except share amounts)
December 31, 2021

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

Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost or FVPL. Our financial liabilities include accounts payable and accrued liabilities and warrant derivative. The classification and measurement of accounts payable and accrued liabilities are at amortized cost. The classification and measurement of warrant derivative is at FVPL.

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
(in Canadian dollars, except share amounts)
December 31, 2021

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
We use the treasury stock method to calculate diluted loss per common share. Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive. The number of additional common shares is calculated by assuming that any outstanding “in the money” options, restricted share units, performance share units, and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

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
Research and development costs
Research and development costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. The financial terms of the agreements with our vendors are subject to negotiation, vary from contract to contract, and may result in uneven payment flows to our vendors. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods.
Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). The pricing for the contract was based on the specific negotiations with Adlai and includes non-refundable upfront license fees, development and regulatory milestone payments, royalties, and sales-based milestone payments. We account for a contract with a customer when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

The contract also provides for development and regulatory milestone payments, royalties, and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and therefore give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.
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
Share-based compensation
Stock option plan
We have one stock option plan (the “Option Plan”) available to officers, directors, employees, and consultants with grants under the Option Plan approved from time to time by our Board of Directors (the “Board”). Under the Option Plan, the exercise price of each option is set at equal to or higher than the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant. Exercised stock options are settled with common shares issued from treasury.
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
Incentive share award plan
Our incentive share award plan (the "Share Plan") is available to directors, officers, and employees. Under our Share Plan, performance share units and restricted share units may be approved from time to time by the Board. Performance share units ("PSUs") are an award to certain officers and employees to which common shares shall be issued based upon achieving the applicable performance criteria. Restricted share units ("RSUs") are an award to certain officers and employees and to non-employee directors to which common shares shall be issued in accordance with the Share Plan.

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

Accounting Standards and Interpretations Issued but Not Yet Effective
IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosures. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. We are assessing the impact of adopting this standard on our consolidated financial statements.

Note 4: Significant Judgments, Estimates and Assumptions

The full extent to which the coronavirus infectious disease 2019 ("COVID-19") pandemic may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions taken to contain and treat COVID-19. We considered the potential impact of COVID-19 when making certain estimates and judgments relating to the preparation of these consolidated financial statements. While there was no material impact to our consolidated financial statements as of and for the year ended December 31, 2021, our future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.
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
(in Canadian dollars, except share amounts)
December 31, 2021

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
Valuation of share-based compensation
Estimating fair value for stock options granted requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value for stock options granted are disclosed in Note 10.
Valuation of warrant derivative
Estimating fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value of the warrant derivative are disclosed in Note 8.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Note 5: Cash Equivalents

Cash equivalents consist of interest bearing deposits with our bank totaling $39,901,509 (December 31, 2020 – $30,361,591).  The current annual interest rate earned on these deposits is 0.45% (December 31, 2020 – 0.36%).

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Equipment and Furniture	Leasehold Improvements	Total
Cost
As at December 31, 2019	$60,378	$352,955	$352,667	$498,367	$1,264,367
Additions, net of foreign exchange impact	1,134	27,719	—	—	28,853
Disposals	—	(15,137)	—	—	(15,137)
As at December 31, 2020	61,512	365,537	352,667	498,367	1,278,083
Additions, net of foreign exchange impact	—	40,338	141,305	103,977	285,620
Disposals	—	—	(276,789)	(373,911)	(650,700)
As at December 31, 2021	$61,512	$405,875	$217,183	$228,433	$913,003

Amortization
As at December 31, 2019	$44,708	$224,046	$250,587	$448,258	$967,599
Depreciation expense	2,942	40,024	12,308	33,683	88,957
Disposals	—	(15,137)	—	—	(15,137)
As at December 31, 2020	47,650	248,933	262,895	481,941	1,041,419
Depreciation expense	2,504	35,956	72,043	19,740	130,243
Disposals	—	—	(276,789)	(373,911)	(650,700)
As at December 31, 2021	$50,154	$284,889	$58,149	$127,770	$520,962

Net book value
As at December 31, 2020	13,862	116,604	89,772	16,426	236,664
As at December 31, 2021	$11,358	$120,986	$159,034	$100,663	$392,041

Note 7: Leases

Our portfolio of leases consists of office spaces with lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees, or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable.

During 2021, we recorded a lease modification and an addition related to the office lease extension for one of our subsidiaries and a new office space lease for our Canadian head office, respectively. The weighted-average rate applied was 15%.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

The following table summarizes our right-of-use assets outstanding at December 31:

	2021	2020
As at beginning of year	$372,468	$430,713
Additions	208,976	297,373
Lease modification	323,782	—
Depreciation expense	(321,822)	(357,230)
Foreign exchange impact	847	1,612
As at end of year	$584,251	$372,468

The following table summarizes our lease liabilities outstanding at December 31:

	2021	2020
As at beginning of year	$402,059	$506,275
Additions	203,868	297,373
Lease modification	323,782	—
Payment of lease liabilities	(365,510)	(460,724)
Interest expense on lease liabilities	91,727	68,526
Foreign exchange impact	(1,173)	(9,391)
As at end of year	$654,753	$402,059

Our total undiscounted lease liability as at December 31, 2021 is as follows:

December 31, 2021
Less than one year	$372,707
One to five years	434,936
More than five years	—
Total undiscounted lease liability	$807,643

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

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

A reconciliation of the change in fair value of the warrant derivative is as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2019	1,684,126	$8,508,764
Exercised	(1,418,369)	(4,636,317)
Change in fair value	—	(3,491,928)
Foreign exchange impact	—	150,709
As at December 31, 2020	265,757	$531,228
Exercised	(201,722)	(455,670)
Change in fair value	—	(17,117)
Foreign exchange impact	—	(2,424)
As at December 31, 2021	64,035	$56,017
In 2021, we received cash proceeds of US$181,550 (2020 - US$1,276,532; 2019 - US$2,642,082) with respect to the warrants exercised.

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

The estimated fair value of the warrant derivative at December 31 was determined using the following assumptions:

	2021	2020
Fair value per warrant	US$0.69	US$1.57
Underlying share price	US$1.39	US$2.38
Risk-free interest rate	0.39%	0.10%
Expected hold period to exercise	1.0 year	1.0 year
Expected share price volatility	90.00%	90.00%
Expected dividend yield	Nil	Nil

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Note 9: Share Capital
Authorized:
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2018	17,399,749	$285,193,061
Issued pursuant to incentive share award plan	323,301	391,917
Issued pursuant to Common Stock Purchase Agreement(a)	2,494,943	5,403,385
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)	4,425,040	8,476,454
Issued pursuant to public offering(c)	4,619,773	3,314,429
Issued pursuant to warrant derivative exercised(c)	2,935,647	9,152,869
Share issue costs	—	(854,256)
As at December 31, 2019	32,198,453	$311,077,859
Issued pursuant to stock option plan	133,454	385,022
Issued pursuant to incentive share award plan	234,172	732,367
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)(d)	12,182,532	40,037,786
Issued pursuant to warrant derivative exercised(c)	1,418,369	6,332,778
Share issue costs	—	(1,741,640)
As at December 31, 2020	46,166,980	$356,824,172
Issued pursuant to stock option plan	123,159	381,771
Issued pursuant to incentive share award plan	150,899	543,833
Issued pursuant to "At the Market" (ATM) equity distribution agreement(d)(e)	8,401,029	34,168,071
Issued pursuant to warrant derivative exercised(c)	201,722	686,616
Share issue costs	—	(1,256,280)
As at December 31, 2021	55,043,789	$391,348,183

(a)On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement, we may sell up to US$26,000,000 worth of common shares to LPC over the 30-month term. This agreement expired in 2021, and no common shares were issued during 2021 and 2020. In 2019, we sold 2,477,665 common shares for gross proceeds of US$4,055,725 and issued 17,278 commitment shares. The commitment shares were fair valued at US$29,758 and were recorded as share issue costs in addition to cash share issue costs of $3,757.

(b)On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30,000,000 over a 19-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement expired on June 4, 2020 and no common shares were issued during 2021. In 2020, we sold 6,741,518 (2019 - 4,425,040) common shares for gross proceeds of US$17,538,342 (2019 - US$6,390,691) at an average price of US$2.42 (2019 - US$1.70). We received, net of commissions of US$526,150 (2019 - US$191,721), proceeds of US$17,012,192 (2019 - US$6,198,970). In total, we incurred share issue costs (including commissions) of $856,754 (2019 - $344,834).

(c)On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability (see Note 8). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values. In 2021, our share capital included fair value of $455,670 (2020 - $4,636,317; 2019 - $5,687,003) in addition to gross proceeds of US$181,550 (2020

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

- US$1,276,532; 2019 - US$2,642,082) for the 201,722 (2020 - 1,418,369; 2019 - 2,935,647) warrants that were exercised (see Note 8).

(d)On June 15, 2020, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market price, with an aggregate offering value of up US$40,000,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. In 2021, we sold 5,685,097 (2020 - 5,441,014) common shares for gross proceeds of US$18,503,188 (2020 - US$12,628,775) at an average price of US$3.25 (2020 - US$2.11). We received, net of commissions of US$555,096 (2020 - US$378,863), proceeds of US$17,948,092 (2020 - US$12,249,911). In total, we incurred share issue costs (including commissions) of $707,421 (2020 - $884,886). On March 4, 2021, we terminated the June 15, 2020 ATM equity distribution agreement.

(e)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. In 2021, we sold 2,715,932 common shares for gross proceeds of US$8,654,892 at an average price of US$3.19. We received, net of commissions of US$259,647, proceeds of US$8,395,245. In total, we incurred share issue costs (including commissions) of $548,859.

Equity Warrants

On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant. Following the 2018 share consolidation, 9.5 common share purchase warrants entitled the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. These warrants were classified as equity.

The following table summarizes our outstanding equity warrants:

	Number of Warrants Outstanding(1)	Warrant
As at December 31, 2019	16,443,500	$3,617,570
As at December 31, 2020	16,443,500	$3,617,570
As at December 31, 2021	16,443,500	$3,617,570
(1) Exercisable into 1,730,894 common shares.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Note 10: Share-Based Compensation
Stock Option Plan
We have granted stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2021		2020		2019
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of year	3,764,055	4.08	2,246,947	5.31	1,249,361	8.73
Granted	1,832,500	2.99	1,817,500	3.19	1,020,000	1.42
Forfeited	(110,612)	6.21	(141,418)	3.84	(12,839)	11.35
Expired	(28,364)	37.63	(25,520)	62.49	(9,575)	29.07
Exercised	(123,159)	1.94	(133,454)	1.81	—	—
Outstanding, end of year	5,334,420	3.53	3,764,055	4.08	2,246,947	5.31
Exercisable, end of year	3,165,679	3.82	2,164,551	4.84	1,327,845	7.22
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2021:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.79	718,331	2.01	1.39	718,331	1.39
$1.80 - $3.01	1,026,573	3.85	2.36	531,173	2.47
$3.02 - $3.90	2,982,382	3.36	3.29	1,329,041	3.24
$3.91 - $7.41	478,516	1.72	6.09	458,516	6.13
$7.42 - $40.00	128,618	1.55	20.80	128,618	20.80
	5,334,420	3.08	3.53	3,165,679	3.82
Option grants vest either immediately or annually over periods ranging from one to three years.

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

The estimated fair value of stock options granted during the year was determined using the following weighted average assumptions:

	2021	2020	2019
Risk-free interest rate	0.66%	0.34%	1.62%
Expected hold period to exercise	3.0 years	3.0 years	3.0 years
Expected share price volatility	110.45%	110.82%	97.90%
Expected dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$1.99	$2.12	$0.87

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Incentive Share Award Plan
Restricted Share Units
We have granted RSUs to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also granted RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three-year period. The following RSUs are outstanding at December 31:

	2021	2020	2019
Outstanding, beginning of year	134,618	209,657	260,755
Granted	—	154,923	270,098
Released	(94,058)	(229,962)	(321,196)
Outstanding, end of year	40,560	134,618	209,657
(1) The weighted average fair value of the RSUs granted was nil in 2021 (2020 - $2.41 ; 2019 - $0.80).
Performance Share Units
We have also granted PSUs to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three-year period, depending on the grant. The following PSUs are outstanding at December 31:

	2021	2020	2019
Outstanding, beginning of year	56,841	61,051	63,156
Released	(56,841)	(4,210)	(2,105)
Outstanding, end of year	—	56,841	61,051

We have reserved 5,504,379 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs for the year ended December 31, 2021 was $3,825,901 (2020 - $2,558,974; 2019 - $1,470,153).

Note 11: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2021 of 53,513,225 (2020 - 40,338,789; 2019 - 22,137,990). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Note 12: Contract Liability

Regional licensing agreement
We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea, and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties, and sales-based milestone payments.

Contract liability
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2021	2020
Balance, beginning of year	$6,730,287	$6,730,287
Regional licensing agreement	—	—
Revenue recognized	—	—
Balance, end of year	$6,730,287	$6,730,287

Contract liability - current	—	—
Contract liability - non-current	6,730,287	6,730,287
	$6,730,287	$6,730,287

Note 13: Commitments

We are committed to payments totaling $21,516,576 for activities related to our clinical trial, manufacturing, and translational science programs which are expected to occur over the next three years.

Our commitments include the committed payments related to our co-development agreement with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as this phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. As at December 31, 2021, we recorded US$616,855 ($782,049) (December 31, 2020 - nil) in other receivables related to BRACELET-1 cost from Pfizer per the terms of the collaboration agreement and US$277,866 ($352,279) (December 31, 2020 - US$97,381 ($123,985)) in other liabilities representing future trial costs to be incurred.

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

As of December 31, 2021, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell pelareorep to the public or the approval of a new drug application for pelareorep. This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Share Purchase Agreement upon realization of sales of pelareorep. If we receive royalty payments or other payments as a result of entering into

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 10.75% (2020 - 10.75%) of the royalty payments and other payments received. Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.15% (2020 - 2.15%) of Net Sales received for such products.

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

Note 15: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

For the years ended December 31,	2021	2020	2019
Loss before income taxes	$(26,254,852)	$(22,505,057)	$(33,122,888)
Statutory Canadian corporate tax rate	23.00%	24.00%	26.50%
Anticipated tax recovery	(6,038,616)	(5,401,214)	(8,777,565)
Foreign jurisdiction tax rate difference	2,716,319	3,237,898	3,088,811
Share-based compensation	879,957	614,154	389,591
Change in fair value of warrant derivative	(3,937)	(838,063)	3,341,334
Impact of Alberta rate change	—	96,028	3,758,175
Adjustment to opening tax pools	(552,079)	20,711	11,973
Other permanent differences	44,290	108,945	149,294
Expiry of tax benefits	1,661,187	—	—
Change in deferred tax benefits deemed not probable to be recovered	1,342,306	2,161,541	(1,961,613)
Current income taxes	$49,427	$—	$—

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

As at December 31, 2021, we have the following approximate non-refundable federal investment tax credits and non-capital losses for income tax purposes in Canada, as well as non-capital losses in Barbados that are expected to expire in the following years, if not utilized:

	Canada		Barbados
	Investment tax credits	Non-capital losses	Non-capital losses
2022	465,000	—	42,826,000
2023	361,000	—	33,063,000
2024	228,000	—	15,990,000
2025	271,000	—	15,138,000
2026	520,000	9,809,000	16,575,000
2027	596,000	12,170,000	26,114,000
2028	622,000	—	13,280,000
2029	173,000	4,009,000	—
2030	91,000	4,774,000	—
2031	114,000	4,343,000	—
2032	381,000	2,873,000	—
2033	487,000	2,457,000	—
2034	270,000	2,472,000	—
2035	183,000	3,125,000	—
2036	41,000	6,430,000	—
2037	980	4,812,000	—
2038	22,000	5,056,000	—
2039	8,000	6,864,000	—
2040	—	9,724,000	—
2041	—	10,619,000	—
	$4,833,980	$89,537,000	$162,986,000

As well, we have unclaimed Canadian scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $27,663,000. We also have unclaimed U.S. credits for increasing research activities available to reduce future years' taxable income of approximately $1,343,000 expiring between 2031 and 2041. We have not recorded the potential benefits of these tax pools in these consolidated financial statements.
Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

For the years ended December 31,	2021	2020	2019
Net operating losses carried forward	$25,157,950	$21,487,804	$19,625,642
Scientific research and experimental development	7,705,028	6,362,152	6,338,542
Investment tax credits	3,715,652	4,068,105	4,222,016
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	350,695	1,927,709	1,908,320
Share issue costs	647,978	689,193	611,072
Net capital losses carried forward	6,472	6,472	6,474
Unrecognized deferred tax asset	$37,583,775	$34,541,435	$32,712,066

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

The Company currently files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. Management is not aware of any other material income tax examination currently in progress by any taxing jurisdiction.

Note 16: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. We include shareholders' equity and cash and cash equivalents in the definition of capital.

As at December 31,	2021	2020
Cash and cash equivalents	$41,262,044	$31,219,574
Shareholders' equity	$36,098,985	$24,752,993

We do not have any debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments and potential contingent obligations relating to the completion of our research and development of pelareorep.

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

On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

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

Our Base Shelf allowed us to enter into our ATM equity distribution agreement in June 2020 and March 2021 (see Note 9). We use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital and better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2021.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Note 17: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and warrant derivative. As at December 31, 2021, the carrying amount of our cash and cash equivalents, other receivables, and accounts payable and accrued liabilities approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at December 31, 2021, the fair value of our warrant derivative was $56,017 (December 31, 2020 - $531,228).

Financial risk management

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and other receivables from Pfizer in connection with the BRACELET-1 study (see Note 13) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.

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

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar as a portion of our financial assets and liabilities are denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $240,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable and accrued liabilities.

Significant balances in foreign currencies at December 31, 2021 are as follows:

U.S. dollar
Cash and cash equivalents	$31,102,844
Other receivables	621,746
Accounts payable and accrued liabilities	(886,891)
$30,837,699

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 16. Accounts payable and accrued liabilities are all due within the current operating period.

Note 18: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

For the years ended December 31,	2021	2020	2019
Change in:
Other receivables	$(776,394)	$1,979,111	$(2,017,122)
Prepaid expenses	(348,600)	286,391	(2,012,605)
Accounts payable and accrued liabilities	182,855	(1,368,203)	1,347,365
Other liabilities	228,294	(723,230)	807,877
Non-cash impact of foreign exchange	(194,142)	35,710	78,708
Change in non-cash working capital related to operating activities	$(907,987)	$209,779	$(1,795,777)

Other Cash Flow Disclosures

For the years ended December 31,	2021	2020	2019
Cash interest received	$190,339	$189,720	$274,094
Cash taxes paid	$34,959	$12,080	$5,448

Note 19: Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal, or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Note 20: Economic Dependence

We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the U.S. to produce the clinical grade pelareorep active ingredient and a second toll manufacturer to formulate finished product required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturers has the potential to delay the progress of our clinical trial program. We have used another toll manufacturer in the U.K. that has also produced clinical grade pelareorep at a smaller scale. We have attempted to mitigate this risk by establishing stability profiles for long-term storage of pelareorep, and producing sufficient pelareorep in advance of patient enrollment in a particular clinical trial.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars, except share amounts)
December 31, 2021

Note 21: Other Expenses

The following details highlight certain components of the research and development and operating expenses classified by nature. The foreign exchange loss as presented separately on the face of the consolidated statement of loss and comprehensive loss is also classified as a research and development expense. Remaining research and development and operating expenses include expenses paid to third parties.

For the years ended December 31,	2021	2020	2019
Included in research and development expenses:
Employee compensation and benefits	$4,645,264	$3,775,263	$3,096,231
Share-based compensation	2,086,608	1,043,373	561,420

Included in operating expenses
Depreciation - property and equipment	$130,243	$88,957	$122,982
Depreciation - right-of-use assets	321,822	357,230	362,592
Employee compensation and benefits	2,542,210	2,635,170	2,555,274
Share-based compensation	1,739,293	1,515,601	908,733
Transaction cost, warrant derivative	—	—	233,143

Note 22: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain employees of the Company.

For the years ended December 31,	2021	2020	2019
Short-term employee compensation and benefits	$3,918,564	$3,514,527	$3,786,667
Termination benefits	—	495,175	—
Share-based compensation	2,703,256	1,757,723	1,123,408
	$6,621,820	$5,767,425	$4,910,075

Note 23: Subsequent Events

(a)Between January 1, 2022 to March 2, 2022, we issued 2,050,240 common shares for gross proceeds of US$3,560,397 through our March 2021 ATM equity offering sales agreement.

(b)In February 2022, we paid a non-refundable deposit of US$1,368,000 related to a production service agreement (the “Agreement”) entered on December 23, 2021 with our primary toll manufacturer. Under IFRS, the Agreement was deemed an executory contract at signing. As a result, the contractual obligation to pay the deposit was not recorded in our December 31, 2021, consolidated financial statements.