Form 20-F
period 2022-12-31
ONCOLYTICS BIOTECH INC
filed 2023-03-03
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2022

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 61,327,914 common shares as at December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All references in this annual report on Form 20-F to the terms “we,” “our,” “us,” “the Company,” and “Oncolytics” refer to Oncolytics Biotech Inc. Unless otherwise indicated, all references to "$" and "dollars" in this annual report mean Canadian dollars.

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

SUMMARY OF RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks summarized below and other risks that we face, a detailed discussion of which can be found under “Item 3. Key Information – D. Risk Factors” below, together with other information in this annual report on Form 20-F and our other filings with the SEC. This summary list of risks is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and our business and financial results. If any of these risks actually occur, our business, financial condition, and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

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
•Our business, including our research and development operations, has been and may continue to be adversely affected by the COVID-19 pandemic and conflict in Ukraine;

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
•Intellectual property rights do not necessarily address all potential threats to our business.
•Our products may fail or cause harm, subjecting us to product liability claims;
•New products may not be accepted by the medical community or consumers;
•Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
•Our technologies may become obsolete;
•We rely on third-party manufacturers to produce our clinical products and on other third parties to store, monitor and transport bulk drug substance, and drug product. We and our third-party partners may encounter difficulties with respect to these activities that could delay or impair our ability to initiate or complete our clinical trials;
•We rely on third parties to produce and provide suitable raw materials for pelareorep production, packaging, and testing as well as clinical trial-related testing. We and our third-party partners may encounter difficulties with sourcing these materials that could delay or impair our ability to manufacture pelareorep or complete product or clinical sample testing;
•We rely on third parties to monitor, support, conduct, and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for those product candidates. We may not be able to obtain regulatory approval for our products that may result from our development efforts if we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us;
•Our license, development, supply, and distribution agreement with Adlai Nortye Biopharma Co. is subject to certain risks and uncertainties related to our dependence on Adlai and doing business in foreign jurisdictions;
•Our employees, independent contractors, principal investigators, contract research organizations, consultants, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading;
•Our operations could be adversely affected by events outside of our control, such as natural disasters, wars, or health epidemics;

•The cost of director and officer liability insurance may increase substantially and may affect our ability to retain quality directors and officers;
•We are dependent on our key employees and collaborators;
•The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders;
•As a non-accelerated filer, we are not required to comply with auditor attestation requirements of the Sarbanes-Oxley Act;
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

A.[RESERVED]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Investment in our common shares ("Common Shares") involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this annual report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the SEC actually occur, they may materially harm our business, financial condition, operating results, or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results, or cash flow.

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
•requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•other factors may become apparent during the course of research, up-scaling, or manufacturing which may result in the discontinuation of research and other critical projects.

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

We must conduct extensive clinical trials to demonstrate the safety and efficacy of our products in humans. Clinical testing, in particular, is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to the outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process, which could delay or prevent us from receiving marketing approval or commercializing our product candidates, including the following:

•Our clinical trials may produce negative or inconclusive results, and we may decide, or regulatory authorities may require us, to conduct additional clinical trials, or we may abandon projects that we expect to be promising;
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
•We may be subject to governmental or regulatory delays and changes in regulatory requirements, policy, and guidelines, including guidelines specifically addressing requirements for the development of treatments for our product candidates;
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

Furthermore, we plan to rely on clinical trial sites to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance. Any delays, concerns over the quality of the clinical data, or unanticipated problems during clinical testing, such as enrollment in our clinical trials being slower than we anticipate or participants dropping out of our clinical trials at a higher rate than we anticipate, could increase our costs, slow down our product development and approval process, and jeopardize our ability to commence product sales and generate revenues.

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

In several of our current and planned studies, pelareorep is being or will be administered in combination with immune checkpoint inhibitors ("ICIs"), a class of drugs intended to stop tumor cells from interfering with the ability of the patient’s immune system to attack their tumor. We have entered into agreements with Pfizer and Roche to supply their ICIs, avelumab and atezolizumab, respectively, for use in our ongoing Oncolytics-sponsored studies. Specifically, avelumab is being used in our ongoing Phase 2 study in breast cancer (BRACELET study), and atezolizumab was used in our window-of-opportunity study in breast cancer (AWARE study) and is being used in our ongoing Phase 1/2 study in gastrointestinal cancer (GOBLET study). In addition, other ICIs that are being used or have been used in combination with pelareorep in investigator-sponsored studies include retifanlimab (Incyte) in a Phase 2 study in breast cancer (IRENE study) and nivolumab (BMS) in a Phase 1 study in myeloma. Additionally, we may enter into future agreements for the supply of ICIs for use in connection with the development of pelareorep.

Our ability to develop pelareorep for use in combination with ICIs depends on our ability to access ICIs for use in our clinical trials on commercially reasonable terms. We cannot be certain that current or potential future commercial relationships will provide us with a steady supply of such drugs on commercially reasonable terms or at all. Any failure to maintain or enter into new successful commercial relationships or the expense of purchasing checkpoint blockade therapies in the market may delay our development timelines, increase our costs, and jeopardize our ability to develop pelareorep as a commercially viable therapy. If any of these occur, our business, financial condition, results of operations, stock price, and prospects may be materially harmed.

If any current or any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing appropriate ICIs. Additionally, should the supply of products from any current or future collaborator or supplier be interrupted, delayed, or otherwise be unavailable to us, our clinical trials may be delayed. In the event we are unable to source a supply of an alternative appropriate ICI or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price, and prospects may be materially harmed.

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

The incidence and prevalence for target patient populations of our product candidates are based on estimates and third-party sources. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our business, financial condition, results of operations, and prospects may be materially adversely affected.

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

Our business, including our research and development operations, has been and may continue to be adversely affected by a variety of external factors outside our control, including the COVID-19 pandemic and conflict in Ukraine.
During 2022, a variety of external factors, including the ongoing coronavirus infectious disease 2019 (COVID-19) pandemic and the global political conflict in Ukraine, have touched elements of our business operations. COVID-19, including its variants, has created challenges affecting our clinical trial activities, including delayed patient enrollment related to our BRACELET-1 study and contributed to the disruption of our manufacturing supply chain, while the conflict in Ukraine has increased market volatility and uncertainty. Some challenges included, among other things, patients choosing to delay treatments, clinical sites suspending study activity temporarily, vendor and collaborator staff shortages, and raw material and components delays. While these challenges have largely impacted the timing of certain activities, we believe the impact on our overall business to date has not been significant. As well, we believe our financial condition, liquidity, and longer-term strategic development remain on track. However, these events have caused and may continue to cause significant fluctuations in stock markets, global economic activity, including inflation and rising interest rates, and healthcare systems. The scale and duration of these developments remain uncertain and could affect our ability to finance and execute our operations.
If any of these external factors worsens or continues for a prolonged period of time, particularly in regions where we or our collaborators and suppliers do business, we could experience disruptions that could significantly impact our current and planned clinical trials, preclinical research, and other business activities, including:

•disruption to and delays in preclinical research or product manufacturing or testing activities due to an extended closure or reduced capacity of lab facilities;
•further delays or difficulties in enrolling patients in our ongoing and planned clinical trials;
•patients discontinuing their treatment or follow-up visits;
•further delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•disruptions in supply, logistics, or other activities related to the procurement of materials, which could have a negative impact on our ability to conduct preclinical research, product manufacturing or testing, and initiate or complete our clinical trials;
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
•delays in necessary interactions with regulators (including the FDA), ethics committees, and other important agencies and contractors due to limitations in employee resources or furlough of government or contractor personnel; and
•disruptions to the global financial markets and increased market volatility may continue to negatively affect our ability to secure and drastically increase the costs of products and supplies, and reduce our ability to access capital, which could in the future negatively affect our liquidity and the value of common shares.
The extent to which these events might prolong and/or cause significant disruptions to our business and materially impact our results of operations, including our ongoing and planned clinical studies and manufacturing activities, will depend on future developments. These future developments are highly uncertain, cannot be predicted, and could negatively impact our business.

Our product candidate may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any potential marketing approval.

To date, pelareorep is generally well-tolerated and has a manageable side effect profile for most patients. However, there can be no assurance that additional undesirable side effects or serious adverse events will not be caused by or associated with pelareorep as it continues through its clinical development, including when co-administered with approved products. As with many pharmaceutical and biological products, treatment with our product candidate may produce undesirable side effects or adverse reactions or events, including potential adverse side effects related to cytokine release, and may exacerbate known adverse events associated with co-administered approved products. If our product candidates or similar products or product candidate under development by third parties demonstrate unacceptable adverse events, or unacceptably exacerbate adverse events associated with co-administered approved products, we may be required to halt or delay further clinical development of our product candidate. The FDA, the EMA, or other foreign regulatory authorities could order us to cease further development of or deny approval of our product candidate for any or all targeted indications.

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

Any of the foregoing could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved. Furthermore, any of these occurrences may harm our business, financial condition, and prospects significantly.

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

We are a clinical-stage biopharmaceutical company. We have incurred significant losses since our inception. To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2022, we had an accumulated deficit of $418.3 million and we incurred net losses of $24.8 million, $26.3 million, and $22.5 million for the years ended December 31, 2022, 2021, and 2020, respectively. We anticipate that we will continue to incur significant losses during 2023 and in the foreseeable future. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

As of December 31, 2022, we had cash, cash equivalents, and marketable securities of $32.1 million. We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our preclinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting, and enforcing our patent claims, and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

We incur some of our expenses in foreign currencies and therefore, we are exposed to foreign currency exchange rate fluctuations.

We incur some of our research and development and general and administrative expenses in foreign currencies, primarily the U.S. dollar. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions, there may be an increase in our foreign exchange exposure.

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

The regulatory process for pharmaceuticals, which includes preclinical studies and multiple phases of clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

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

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and possibly other regulatory authorities in other jurisdictions. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly, and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

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

The products we anticipate manufacturing will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money, and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

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

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. We have received Granted Patents in countries throughout the world, including the United States, Canada, Europe, and Japan. We file our Applications for Patent in the United States and under the PCT, allowing us to subsequently file in other jurisdictions. Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to, or licensed by us, will not be challenged, invalidated, infringed, or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

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

Third parties may choose to file patent infringement claims against us; defending ourselves from such allegations would be costly, time-consuming, distracting to management, and could materially affect our business.

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

As a result of patent infringement or other similar claims, or to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties, or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms, if at all, or if an injunction is granted against us, which could harm our business significantly.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes, and know-how. However, these types of trade secrets can be difficult to protect. We seek to protect this confidential information, in part, through agreements with our employees, consultants, and third parties, as well as confidentiality policies and audits, although these may not be successful in protecting our trade secrets and confidential information.

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
Because we rely on third parties to research and develop and to manufacture pelareorep, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, consulting agreements or other similar agreements with our advisors, employees, third-party contractors, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increase the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business. Moreover, enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. These lawsuits also may impact our ability to pursue agreements with third parties in the future.

Developments in patent law could have a negative impact on our business.
From time to time, authorities in the United States, the European Union, and other government authorities may change the standards of patentability, and any such changes could have a negative impact on our business.

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

Developments of patent law in other jurisdictions may impact our business. For example, it is currently not clear what impact the planned introduction of the Unified Patent Court in the European Union will have. Patents that are valid and enforceable under the current system may be considered invalid and/or unenforceable under the new system. Also, patents may be invalidated not just in one single jurisdiction, but across multiple countries of the European Union in one single trial.

If we do not obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration, and conditions of FDA marketing approval of pelareorep, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for pelareorep will be shortened. If this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.
Intellectual property rights do not necessarily address all potential threats to our business.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:
•others may be able to make compounds or formulations that are similar to pelareorep but that are not covered by the claims of any patents, should they issue, that we own or control;
•we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or control;
•we might not have been the first to file patent applications covering certain of our inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•it is possible that our pending patent applications will not lead to issued patents;
•issued patents that we own or control may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;
•our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive drugs for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable; and
•the patents of others may have an adverse effect on our business.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Other Business Risks

The biotechnology industry is extremely competitive and if our competitors develop and market products that are more effective, safer, or less expensive than our products, our business could be adversely impacted.

Technological competition in the pharmaceutical industry is intense and we expect competition to increase. Other companies are conducting research on therapeutics involving innate and adaptive immune responses as well as other novel treatments or therapeutics for the treatment of cancer which may compete with our product. Many of these competitors are more established, benefit from greater name recognition, and have substantially greater financial, manufacturing, technical, marketing, drug development, and human resources than us. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies, and human clinical trials of new pharmaceutical products, obtaining regulatory approvals, manufacturing, and marketing such products. In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than we do. Accordingly, our competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition, or results of operations.

Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive, or not economical.

We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively manufactured, marketed, and sold, than any that may be developed or sold by us. Competitive products may render our products obsolete and uncompetitive prior to recovering research, development, or commercialization expenses incurred with respect to any such products.

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

From time to time, we may be named as a defendant in various legal actions or other proceedings, including class action lawsuits. Certain of these actions include, and future actual or threatened legal actions may include, claims for substantial and indeterminate amounts of damages, or may result in other results adverse to us. Management does not currently know of any pending, material legal proceedings against the Company, but such legal action could be brought in the future.

The results of possible future legal proceedings cannot be predicted with certainty. Accordingly, we cannot determine whether our insurance coverage would be sufficient to cover the costs or potential losses, if any. Regardless of merit, litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention. If we do not prevail in future legal proceedings, we may be faced with significant monetary damages or injunctive relief against us that may adversely affect our business, financial condition, and results of operations, possibly materially.

New products may not be accepted by the medical community or consumers.

Our primary activity to date has been research and development and we have no experience in marketing or commercializing products. We will likely partner with or rely on third parties to market our products, assuming that they receive regulatory approvals. If we partner with or rely on third parties to market our products, the commercial success of such product will be subject to a number of risks that may be outside of our control, including:
•competition in relation to alternative treatments, including efficacy advantages and cost advantages;
•perceived ease of use;
•the availability of coverage or reimbursement by third-party payors;
•uncertainties regarding marketing and distribution support; and
•distribution or use restrictions imposed by regulatory authorities.

Moreover, there can be no assurance that physicians, patients, or the medical community will accept our product, even if it proves to be safe and effective and is approved for marketing by the FDA, Health Canada, and other regulatory authorities. A failure to successfully market our product would have a material adverse effect on our revenue.
Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line or preliminary data we previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available.
From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.
If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, pelareorep may be harmed, which could harm our business, operating results, prospects or financial condition.
Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards, and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive, or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts, and third-party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

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

As pelareorep is developed through preclinical to late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives or be acceptable to the FDA or similar regulatory authorities in other countries. Any of these changes could cause pelareorep to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay the completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability, or our strategic partners’ ability, to commence product sales and generate revenue.

We rely on third-party manufacturers to produce our clinical products and on other third parties to test, package, store, monitor, and transport bulk drug substance and drug product. We and our third-party partners may encounter difficulties with respect to these activities that could delay or impair our ability to initiate or complete our clinical trials.

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

To date, we have relied upon a contract manufacturer to manufacture small quantities of pelareorep. The manufacturer may encounter difficulties in scaling up production, including production yields, quality control, and quality assurance. Only a limited number of manufacturers can supply therapeutic viruses and failure by the manufacturer to deliver the required quantities of pelareorep on a timely basis at a commercially reasonable price may have a material adverse effect on us. We have completed a program for the development of a commercial process for manufacturing pelareorep and have filed a number of patent applications related to the process. There can be no assurance that we will successfully obtain sufficient patent protection related to our manufacturing process.

In addition to third-party manufacturers, we rely on other third parties to test, package, store, monitor, and transport bulk drug substance and drug product. If we are unable to arrange for such third-party sources, or fail to do so on commercially reasonable terms, we may not be able to successfully supply sufficient product candidate or we may be delayed in doing so. Such failure or substantial delay could materially harm our business.

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

We rely on third parties to monitor, support, conduct, and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for those product candidates. We may not be able to obtain regulatory approval for our products that may result from our development efforts if we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us.

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

If we or any of our CROs fail to comply with applicable regulatory regulations, the clinical data generated in our clinical trials may be deemed unreliable, and our submission of marketing applications may be delayed, or we may be required to perform additional clinical trials before approving our marketing applications. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and increase our costs. Moreover, our business may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

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

Our license, development, supply, and distribution agreement with Adlai Nortye Biopharma Co. is subject to certain risks and uncertainties related to our dependence on Adlai and doing business in foreign jurisdictions.

On November 16, 2017, we announced that we had entered into a license, development, supply, and distribution agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea, and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, along with payments to be received by us upon meeting certain requirements and milestones, we are also eligible to receive royalty payments in excess of 10% associated with the commercialization of pelareorep for all indications, subject to regulatory approval. Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory, and commercialization activities respecting pelareorep in the

Territories and therefore the Company will be dependent upon Adlai in successfully undertaking those actions in a timely and economic manner and in compliance with all applicable legal and regulatory requirements within the Territories. If Adlai is unable to fulfill its obligations under the terms of the Licensing Agreement and in compliance with all applicable legal and regulatory requirements, including clinical, regulatory and commercialization of pelareorep, our prospective revenue from royalty payments related to the commercialization of pelareorep in the Territories may be materially diminished, delayed or never realized, which could negatively affect our operating results and financial condition.

Further, conducting business with Adlai within the Territories, and specifically China, subjects us to certain economic, political, currency, and legal risks, and uncertainties regarding, among other things, the development and commercialization of pelareorep and the release and receipt of payments under the terms of the Licensing Agreement, including the payment of royalties upon commercialization of pelareorep. These risks include:

•different regulatory requirements for drug approvals in foreign countries;
•different standards of care in various countries that could complicate the evaluation of our product candidates;
•different U.S. and foreign drug import and export rules;
•reduced protection for intellectual property rights in certain countries;
•unexpected changes in tariffs, trade barriers, and regulatory requirements;
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
•a reliance on CROs, clinical trial sites, principal investigators, and other third parties that may be less experienced with clinical trials or have different methods of performing such clinical trials than we are used to in the U.S.;
•potential liability resulting from development work conducted by foreign distributors; and
•business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters.

The governments of the Territories, and specifically the Chinese government, exercise significant control over all aspects of their respective economies. Accordingly, any adverse change in the economy, the legal system, or governmental, economic or other policies could have a material adverse effect on the business prospects of the Licensing Agreement with Adlai, including our ability to receive money out of China under the terms of the Licensing Agreement. Any disruption in relations, inability to work efficiently, or disadvantageous treatment of Adlai by the governments of the Territories or other authorities could have a material adverse effect on our business prospects under the Licensing Agreement. Additionally, the regulatory environment in the Territories is evolving, and officials in the governments in the Territories exercise broad discretion in deciding how to interpret and apply regulations. There can be no assurance that Adlai will be successful in the development and commercialization of pelareorep in the Territories.

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

Pelareorep is an oncolytic virus and, as such, adverse developments related to vaccines for viral diseases or in clinical trials of other virus-based oncolytic immunotherapy products may result in a disproportionately negative effect on the perception of pelareorep compared to other products in the field of immuno-oncology that are not based on viruses. Future negative developments in the field of immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements, and potential regulatory delays in the testing or approval of pelareorep. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for pelareorep.

Our employees, independent contractors, principal investigators, contract research organizations, consultants, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.
We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) FDA regulations, including those laws that require the reporting of true, complete, and accurate information to the FDA, (2) manufacturing standards, (3) federal and state healthcare fraud and abuse laws and regulations, or (4) laws that require the reporting of true and accurate financial information and data. Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and if we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.
We have received confidential and proprietary information from collaborators, prospective licensees, and other third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our drug candidates. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management and employees.
Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics.

We may be impacted by business interruptions resulting from pandemics and public health emergencies, including those related to COVID-19, geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods, and fires. An outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 pandemic, or a fear of any of the foregoing, could adversely impact us by causing operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel, and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how we may be affected if such an epidemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results, and financial condition.

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

Our ability to develop the product will depend, to a great extent, on our ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Intense competition for attracting key skill-sets may limit our ability to retain and motivate key personnel on acceptable terms. We are highly dependent on the principal members of our management staff as well as our advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with us are affected by a number of influences outside of our control. In the U.S., the SEC recently proposed mandatory clawback rules which would require listed companies to adopt a clawback policy providing for recovery of incentive-based compensation awarded to executive officers if we are required to prepare an accounting restatement resulting from material noncompliance with financial reporting requirements. There is the potential that new compensation rules will make it more difficult for us to attract and retain executive officers. The loss of key employees and/or key collaborators may affect the speed and success of product development.

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

We are subject to complex laws and regulations that address privacy and data security. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Similar laws have been proposed in Virginia, Colorado, Connecticut and Utah and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

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
We could also be negatively impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, data privacy, data localization, and data protection outside of the U.S., such as the General Data Protection Regulation (“GDPR”), which took effect in the EU in May 2018. The GDPR extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles, and creates new obligations for companies and new rights for individuals. The GDPR may increase our responsibility and potential liability in relation to personal data that we process, expose us to substantial potential fines, and increase our compliance costs. The GDPR could also cause our development costs to increase in connection with clinical trials we are currently conducting and may conduct in the future in the EU for our products and product candidates. Further, recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EU to the United States. As well, from January 1, 2021, the GDPR and the United Kingdom (“UK”) GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term.
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

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) and equivalent Canadian legislation. SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment, if applicable. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the common shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures, and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures, and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.
Because the Company is a Canadian Company and some of its directors and officers are residents outside the United States, it may be difficult for investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

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

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f), and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to its annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

If we were to lose our foreign private issuer status under U.S. federal securities law, we would likely incur additional expenses associated with compliance with the U.S. securities law applicable to U.S. domestic issuers.

As a foreign private issuer, as discussed above under the risk factor titled “As a foreign private issuer, our shareholders may have less complete and timely data,” we are exempt from certain provisions of the U.S. federal securities law. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our common shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer, and accounting, reporting, and other expenses in order to maintain a listing on a U.S. securities exchange. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and more expensive to procure director and officer liability insurance.
As a non-accelerated filer, we are not required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.
We are a non-accelerated filer under the Exchange Act and we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, our internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements. In addition, we cannot predict if investors will find our common shares less attractive because we are not required to comply with the auditor attestation requirements. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and trading price for our common shares may be negatively affected.

The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. holders of Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2022, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future taxable years. If the Company is a PFIC for any year during a U.S. holder’s holding period of the Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective qualified electing fund election (“QEF Election”) or a mark-to-market election with respect to the Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.” Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

The Company has not declared or paid any dividends since its incorporation. The Company intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the common shares will come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition, and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

General Risks

Changes in law could adversely affect our business and corporate structure.

There can be no assurances that changes will not occur in corporate, tax, property, and other laws in Canada and/or Barbados (or the interpretation thereof by regulatory or tax authorities) which may materially and adversely affect our businesses and corporate structure.
Our operations may be adversely affected by disruptions to our information technology ("IT") systems, including disruptions from cybersecurity breaches of our IT infrastructure.

We rely on information technology networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for a variety of functions, including financial reporting, data management, and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage, and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems to sophisticated and targeted measures known as advanced persistent threats. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins, and similar disruptions. If we or our vendors are unable (or are perceived as unable) to prevent such outages and breaches, our operations may be disrupted, and our business reputation could be adversely affected.
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
Environmental issues will become more material in the marketplace as the wider healthcare system embraces net -zero climate targets. The environmental targets and performance of our business will come under increased scrutiny by investors, governments, and non-governmental organizations. Environmental considerations are starting to become embedded in the public procurement of goods and services, including medicinal products and devices. Specific intermediates used to manufacture medicines, or those used as excipients or propellants, are coming under increased regulation and some may be subject to time-limited exemptions or potential phase-out. The physical impacts of climate change could impact the resilience of our business operations and supply chain.

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

The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at www.sec.gov. The filings are also contained on the Company’s website at www.oncolyticsbiotech.com. Information on the Company's website is not incorporated by reference herein.

B.Business Overview

Overview
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments.
Pelareorep is a proprietary isolate of a naturally occurring, non-pathogenic double-stranded RNA (dsRNA) virus commonly found in environmental waters, known as reovirus. Pelareorep has demonstrated the ability to create a more permissive tumor microenvironment (TME) and conditions the tumor for multiple treatment combinations, including chemotherapies, checkpoint inhibitors and other immuno-oncology drugs, like CAR T therapies, bispecific antibodies, and CDK4/6 and PARP inhibitors. Pelareorep creates a new army of tumor-reactive T cells, helps these cells to infiltrate the tumor through an inflammatory process, and promotes the overexpression of PD-1/PD-L1. By priming the immune system with pelareorep, we believe we can increase the proportion of patients who respond to immunotherapies and other cancer treatments, especially in cancers where immunotherapies have failed or provided limited benefit.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through the issuance of additional capital via public offerings, equity distribution arrangements, and through the exercise of warrants and stock options. There can be no assurance that we will be able to raise additional funds through the sale of our common shares.
Business Strategy
Our business strategy is to develop and seek regulatory approval to market pelareorep in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development. We intend to achieve our business strategy by focusing on these key areas:
•Continue to assess the safety and efficacy of pelareorep in human subjects through our clinical development program;

•Maintain existing and establish new collaborations with experts to assist us with scientific and clinical developments of this new potential pharmaceutical product;
•Implement strategic alliances with select biopharmaceutical companies and laboratories, at a time and in a manner whereby such alliances may complement and expand our own research and development efforts. Such alliances may also result in an eventual expansion to include providing additive sales and marketing capabilities;
•Use our broadening patent base and collaborator network as a mechanism to meet our strategic objectives; and
•Develop relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.
As our clinical development program advances, we anticipate pelareorep's ability to enhance innate and adaptive immune responses within the TME will play an increasingly important role. This greatly increases opportunities for expansion of our clinical program along with business development and partnering opportunities to address a broad range of cancers in combination with a variety of other therapies. We believe this approach has the most promise for generating clinically impactful data and offers the most expeditious path to regulatory approval.
Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer (mBC) and advanced/metastatic pancreatic ductal adenocarcinoma (PDAC) to phase 3 licensure-enabling studies. In addition, we are exploring opportunities for registrational programs in gastrointestinal cancers through our GOBLET platform study.
Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. In the context of this annual report, statements of our "belief" are based primarily upon our results derived to date from our research and development program with animals, early-stage human trials, and our most recent data from our mid-stage clinical trials, upon which we believe that we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early- to -mid-stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result expected by us will occur.
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
Scientific Background & Summary of Research and Development Highlights
Pelareorep’s anti-tumor activity is based on three complementary modes of action (Figure 1):
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
•A toxic dose of pelareorep has not been reached/established in animal models and doses as high as 9.0 x 1010 TCID50 have been well-tolerated in humans; treatment with pelareorep causes manageable side-effects.
Clinical data to date indicate the following:
•More than 1,500 patients have received at least one dose of study treatment in clinical studies with pelareorep. Of these, more than 1,100 patients received pelareorep, over 600 patients patients in Oncolytics-sponsored trials, and over 500 in investigator-sponsored trials received pelareorep by intravenous (IV) administration.
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
•Efficacy results from clinical studies show that treatment with pelareorep can improve the outcome of cancer patients with a variety of different tumors:
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
•In the GOBLET platform study interim results, the objective response rate (ORR) and clinical benefit rate (CBR) were 69% and 85%, respectively, in the first-line advanced/metastatic pancreatic ductual adenocarcinoma (PDAC) cohort. The observed ORR of 69% is substantially higher than the average ORR of ~25% reported in historical control trials of gemcitabine and nab-paclitaxel in pancreatic cancer. Additional data also included:
◦One of thirteen evaluable patients achieved a confirmed complete response
◦Eight of thirteen evaluable patients achieved a partial response (PR)
◦Two of thirteen evaluable patients achieved stable disease (SD)
◦The cohort exceeded the protocol-specified success criterion for Stage 1 of ≥ 3/12 objective responses
•In a single-arm study with gemcitabine plus pelareorep, in first-line patients with metastatic pancreatic ductal adenocarcinoma, known as REO 017, the median OS was 10.2 months with 1-year and 2-year survival rates of 45% and 24%, respectively. These results were encouraging when compared to 20–22% and 2–5% benchmark 1-year and 2-year survivals, respectively for metastatic PDAC patients treated with gemcitabine alone from two different phase 3 studies.
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

Mechanism of Action

Figure 1. Proposed mechanism of action for pelareorep
1.Direct cell lysis - Reovirus Replication in Permissive Cancer Cells
Selective viral replication and lysis in cancer cells and not normal cells is mediated by the host cellular protein dsRNA-activated protein kinase (PKR). PKR is activated in non-cancer cells infected with reovirus, which in turn inhibits viral gene translation. However, in permissive cancer cells, PKR activation is inhibited, allowing viral gene translation and eventual cell lysis.
It was originally established that selective lysis of tumor cells was mediated by the activated rat sarcoma virus oncogene (RAS)-pathway, since active RAS inhibits PKR activation. However, more recent investigations have revealed that reovirus replication is not restricted to cells with an active RAS pathway; rather oncogenic mutations and amplifications in upstream and downstream mediators of the RAS-pathway also allow viral replication and oncolysis. Moreover, active RAS is known to stimulate over 18 downstream effector proteins, many of which have been shown to facilitate viral replication. Cells bearing dysfunctional or deleted tumor suppressor genes and/or undergoing chemo- or radiation-induced cell stress also show increased sensitivity to reovirus replication and lysis.
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
A clinical trial with pelareorep (REO 013) provided an opportunity to study human NK cell activation in a controlled manner. Ten colorectal cancer patients with liver metastases received between one and five doses of pelareorep prior to surgical resection of their tumor. NK cell activation peaked 24-48 hours post-infection, coincident with a peak in pro-inflammatory cytokines. NK cells within a population of reovirus-treated blood mononuclear cells were stimulated to kill tumor targets, but not normal hepatocytes. Moreover, peripheral blood mononuclear cells were able to hand-off virus to tumors for direct oncolytic killing. Similarly, NK cells within a liver mononuclear cell population became selectively cytotoxic toward tumor cells when activated by reovirus. These results showed that reovirus modulates human NK cell activity in vivo and suggest that this may contribute to the therapeutic effect of pelareorep.
3.Induction of Adaptive Immunity
Adaptive anti-tumor immunity eliminates existing cancer cells and performs constant surveillance, preventing relapse, and increasing overall survival. An adaptive immune response requires two signals: a signal from an APC, as well as a co-stimulation signal in the form of cytokines. In the absence of either signal, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (TAAs) and viral-associated antigens (VAAs) for processing and presentation by APCs, such as dendritic cells. Through this process, pelareorep facilitates the display of novel ‘foreign’ antigens on the surface of infected tumor cells and APCs. Simultaneously, pelareorep induces an inflammatory response including the expression of co-stimulatory molecules and inflammatory cytokines. Together, these pelareorep-mediated immunological events initiate adaptive anti-tumor immunity.
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

Non-inflamed tumor
Partially-inflamed tumor
Inflamed tumor
NK cell
T-cell
Antigen Presenting Cell
Immune desert
“cold tumor”
Immune responsive
“hot tumor”

Clinical Development
Breast Cancer Program
During 2021 and 2022, the results of our AWARE-1 window-of-opportunity study were presented at multiple conferences. This study examined the use of pelareorep with or without the checkpoint inhibitor atezolizumab (Tecentriq®) in patients with breast cancer. The results of this study showed that pelareorep primed the tumor microenvironment for checkpoint blockade therapy including increasing both PD-L1 expression in the tumor and T cell trafficking into the tumor. The potentially beneficial effects of pelareorep therapy, also including the creation and expansion of T cell clones, were enhanced further by combining pelareorep with atezolizumab. Notably, patients treated with pelareorep and atezolizumab reached the primary endpoint of the study with 60% of the patients showing an increase of more than 30% in the CelTIL score, a measure that correlates with efficacy in breast cancer patients.

In 2022, we presented clinical biomarker analyses from AWARE-1's first two cohorts at the European Society for Medical Oncology Breast Cancer Meeting (ESMOBC), the Society for Immunotherapy of Cancer Annual Meeting (SITC), and the San Antonio Breast Cancer Symposium (SABCS). The data demonstrated pelareorep's immunotherapeutic effects, synergy with checkpoint inhibition, and potential to improve the outlook for patients with HR+/HER2- breast cancer. Patients in AWARE-1's first two cohorts were treated with pelareorep and the aromatase inhibitor letrozole without (cohort 1), or with (cohort 2), the PD-L1 checkpoint inhibitor atezolizumab approximately 21 days prior to the surgical resection of their tumors.
Key data and conclusions presented at ESMOBC included:
•Gene expression analyses showed 100% of evaluable patients had a Risk of Recurrence Score (ROR-S) classified as "low" at surgery vs. 55% with a "low" ROR-S at baseline
•Pooled analysis of tumors from cohorts 1 and 2 shows a statistically significant 4-fold post-treatment increase in the average expression of caspase 3, which is a marker of apoptotic cell death
•Pooled analysis across cohorts 1 and 2 shows statistically significant increases in markers of T cell activation and no significant changes in markers of T cell exhaustion from baseline to surgery
•Treatment with pelareorep with (cohort 2) or without (cohort1) atezolizumab led to the conversion of tumors from the more aggressive luminal B to the luminal A subtype, which is associated with improved clinical outcomes
•100% of evaluable cohort 2 tumors were luminal A at surgery (21 days post-treatment) vs. 70% at baseline (pre-treatment)
•70% of evaluable cohort 1 patients had luminal A tumors at surgery vs. 40% at baseline
Data presented at SITC demonstrated that flow cytometry analyses of blood samples from these patients showed a statistically significant increase in anti-cancer natural killer (NK) cells on day 21 post-treatment in cohort 2 compared to cohort 1. In addition, cohort 2 patients showed higher levels of HLA-DR expression (a marker of T cell activation) in anti-cancer CD8+ T cells, and better maintained low levels of T cell exhaustion markers on day 21 compared to cohort 1 patients.
Data presented at SABCS demonstrated that based on the gene expression profiling data, it was shown that pelareorep primes the tumor for further checkpoint blockade therapy by activating the interferon-gamma pathway.
During 2022, enrollment into our BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel) study concluded. We continued re-treating patients still on-study, monitored those patients who came off treatment due to progression, and assisted with follow-up activities. These activities included analyzing data on the study's primary endpoint of week 16 overall response rate and secondary endpoints of progression-free survival (PFS) and overall survival. BRACELET-1 is a randomized study of HR+/HER2-metastatic breast cancer patients and is evaluating tumor and immune responses following treatment with either paclitaxel (standard of care therapy), paclitaxel + pelareorep or paclitaxel + pelareorep + the checkpoint inhibitor avelumab (Bavencio®). The results of the BRACELET-1 study may provide important confirmatory data in the same patient population as our IND.213 study, for which we presented a statistically significant near doubling of overall survival with pelareorep treatment in HR+/HER2- mBC.
In the fourth quarter of 2022, our partner, Adlai Nortye Biopharma Co., Ltd. ("Adlai"), announced interim results at the 2022 SABCS. Fifteen patients were treated in the bridging clinical trial, with fourteen having had at least one post-baseline tumor assessment (i.e., evaluable for efficacy). All patients enrolled into the trial were previously treated with at least one endocrine therapy and no more than one line of chemotherapy for recurrent/metastatic disease. The data and conclusions are summarized as follows:
•Disease control, partial response (PR), or stable disease (SD), was achieved in thirteen of fourteen evaluable patients (93%), with twelve (86%) showing tumor shrinkage from baseline
•Seven of fourteen evaluable patients achieved a PR (50%). Three of these patients achieved a confirmed PR (20%), while two patients are awaiting potential confirmatory scans
•One patient achieving a PR at week 8 has maintained the PR through week 48 and remains on study
•Evolving median PFS for trial participants as of the data cut-off date was 9.1 months (95% confidence interval: 3.8 - NA)
•The studied combination has been well tolerated, with no dose-limiting toxicities or serious adverse events (SAEs) reported to date
Adlai’s bridging clinical trial is evaluating the safety, tolerability, and preliminary efficacy of pelareorep-paclitaxel combination therapy in Chinese patients with advanced/metastatic HR+/HER2- breast cancer. Data from the bridging trial are expected to accelerate Adlai's development of pelareorep in China by allowing future regulatory submissions to include data from Oncolytics' North American metastatic breast cancer trials, IND.213 and BRACELET-1.

Gastrointestinal Cancer Program
In addition to our breast cancer program, we continued to explore pelareorep in gastrointestinal cancers. Notably, in 2021 enrollment began into the platform study known as GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1). GOBLET is examining combination therapy with pelareorep and atezolizumab (Tecentriq®) in four gastrointestinal indications: (1) Patients with first-line locally advanced/metastatic unresectable pancreatic ductal adenocarcinoma (PDAC); (2) Patients with first-line metastatic colorectal cancer (mCRC), limited to microsatellite instability-high (MSI-H) or mismatch repair deficient (dMMR) tumors; (3) Patients with third-line mCRC independent of microsatellite instability (MSI)/dMMR status; and (4) Patients with second-line or later locally advanced/metastatic unresectable squamous cell carcinoma of the anal canal (SCCA). This study is currently enrolling patients, and the 3-patient safety run-ins for Cohort 1 and Cohort 3 were completed in the first and second quarter of 2022 (Cohorts 2 and 4 do not require safety run-ins). Therefore, all of the trial's four cohorts were cleared for full enrollment.
During 2022, GOBLET’s pancreatic cancer cohort met the efficacy expansion criteria for Stage 1 of the trial and interim clinical results were presented at SITC. Per the study's Simon two-stage design, any cohort meeting a pre-specified efficacy threshold in Stage 1 (defined as achieving a minimum number of objective radiologic responses by week 16) may be expanded to enroll additional patients in an optional Stage 2 study expansion. The initial results from the safety run-in of this cohort met the primary endpoint as all patients achieved a partial response (n = 3). Additional interim data presented at the SITC meeting included:
•ORR and CBR in GOBLET's PDAC cohort (n=13) were 69% and 85%, respectively;
•One of thirteen evaluable patients achieved a confirmed complete response;
•Eight of thirteen evaluable patients achieved a PR;
•Two of thirteen evaluable patients achieved SD;
•The observed ORR of 69% is substantially higher than the average ORR of ~25% reported in historical control trials of gemcitabine and nab-paclitaxel in pancreatic cancer;
•The PDAC cohort exceeded the protocol-specified success criterion for Stage 1 of ≥ 3/12 objective responses;
•The studied treatment combination has been well tolerated, with no safety concerns identified to date; and
•On the strength of the data, Oncolytics and its stakeholders determined that the Stage 2 expansion will not be necessary.
Finally, we received the U.S. Food and Drug Administration (FDA) Fast Track designation for the treatment of advanced/metastatic PDAC using pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel. Fast Track designation is designed to facilitate the development and expedite the review of therapies to treat serious conditions and fill an unmet medical need. A clinical program that receives Fast Track designation may benefit from more frequent meetings and communications with the FDA to discuss development plans and ensure the collection of appropriate data needed to support approval.
Patents and Trade Secrets
We rely on our patent portfolio to protect the development of pelareorep. Currently, we have 243 issued patents including 24 issued in the U.S. and 11 in Canada. We also have 17 patents pending in the U.S., Canada, and other jurisdictions.
We believe we have established a robust and defensive intellectual property position that includes claims covering:
•Compositions of matter comprising reovirus;
•Pharmaceutical use of reoviruses to treat neoplasia and cellular proliferative diseases;
•Combination therapy with radiation, chemotherapy, and/or immunosuppressants; and
•Methods for manufacturing reovirus.
We are not currently aware of competing intellectual property relating to our pelareorep project. While we believe that we have the necessary freedom to operate in these areas, there can be no assurance that others will not challenge our position in the future. Litigation to defend our position could be costly and time-consuming and we cannot be certain we will be successful.
We also rely on unpatented trade secrets and improvements, unpatented know-how, and continuing technological innovation to develop and maintain our competitive position. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our rights to our unpatented trade secrets.

We require our employees and consultants to execute confidentiality agreements upon the commencement of employment and consulting relationships with us. These agreements provide that all confidential information developed by or made known to an individual during the course of their employment or consulting relationship generally must be kept confidential. In the case of employees, the agreements provide that all inventions conceived by the individual, while employed by us, relating to our business are our exclusive property. While we have implemented reasonable business processes and agreements with which to protect confidential information, these actions may not provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.
Regulatory Requirements
The development of new pharmaceuticals is strongly influenced by a country's regulatory environment. The primary regulatory body in the United States is the FDA and in Europe is the European Medicines Agency (the “EMA”). The drug approval process in Canada is regulated by Health Canada. Similar processes are conducted in specific countries by equivalent regulatory bodies. Regulations in each jurisdiction require the licensing of manufacturing facilities and mandate strict research and product testing standards. Companies must establish the safety and efficacy of their products, comply with cGMP and potentially submit marketing materials before being allowed to market pharmaceutical products. While we plan to pursue or support the pursuit of the approval of our product, success in acquiring regulatory approval for any product is not assured.
In order to market our pharmaceutical product in Canada, the United States, Europe, and other jurisdictions, we must successfully meet the requirements of those jurisdictions. The requirements of the appropriate regulatory authority will generally include the following stages as part of the regulatory process:
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
•Manufacturing and Controls – Concurrent with pharmacological and therapeutic studies, the manufacturing process is developed, and applicable controls implemented. This information is submitted to the appropriate regulatory authority with more defined requirements for process and product control by later stage studies and prior to New Drug Submission.
Marketing Approvals
The results of the preclinical and clinical testing, together with manufacturing and controls information, are submitted to regulatory agencies in order to obtain approval to commence commercial sales. In responding to such an application, regulatory agencies may grant marketing approval, request additional information or further research, or deny the application if they determine that the application does not satisfy their regulatory approval criteria. Approval for a pharmaceutical or biologic product may not be granted on a timely basis, if at all. If granted, the approval may not cover all the clinical indications for which approval is sought, or may contain significant limitations in the form of warnings, precautions, or contraindications with respect to conditions of use.
The satisfaction of pre-market approval requirements for new drugs and biologics typically takes several years, with the actual time required varying substantially based upon the type, complexity, and novelty of the product or targeted disease.

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
Manufacturing Regulations
We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the U.S. to produce the clinical grade pelareorep active ingredient and a second toll manufacturer to formulate finished product required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturers has the potential to delay the progress of our clinical trial program. We have used another toll manufacturer in the U.K. that has also produced clinical grade pelareorep at a smaller scale. We have attempted to mitigate this risk by identifying an alternative toll manufacturer, establishing stability profiles for long-term storage of pelareorep, and producing sufficient pelareorep in advance of patient enrollment in a particular clinical trial.
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
Advertising and Promotion Regulations
With respect to both pre- and post-market product advertising and promotion, the FDA and similar foreign agencies impose a number of complex regulations on entities that advertise and promote pharmaceuticals and biologics, which include, among other things, standards and regulations relating to direct-to-consumer advertising, on vs. off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. These agencies have very broad enforcement authority and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing the entity to correct deviations from requisite standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA or relevant foreign agencies. Foreign, state and federal civil and criminal investigations, fines, and prosecutions are also possible if advertising and promotion regulations are breached.
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
Market and Competition
According to estimates for 2023 from the American Cancer Society, more than 1.9 million Americans are expected to be diagnosed with cancer in the year, and approximately 609,820 Americans are expected to die of cancer. Cancer is the second most common cause of death in the U.S., exceeded only by heart disease. In the United States, the relative lifetime risk of a male or female developing cancer is 1 in 2 and 1 in 3, respectively (Source: American Cancer Society's Cancer Facts & Figures 2023). It was projected that there will be 195,738 patients with HR+/HER2- mBc in 2021. (Source: https://seer.cancer.gov/statfacts/html/breast-subtypes.html (accessed Feb 9, 2023)

The costs of this disease state are also significant. In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2023 that The National Cancer Institute estimated that the 2020 cancer-related medical costs were $208.9 billion.
The biotechnology industry emphasizes the importance of proprietary rights and is typically defined by fast-paced advancements in technologies with intense competition. We do business in an extremely competitive oncology market and face significant competition from many sources, including pharmaceutical, biopharmaceutical, and biotechnology companies as well as universities and private and public research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, and drug development resources than we do. Large biopharmaceutical companies in particular have extensive experience in clinical development and in obtaining regulatory approvals for drugs and biologicals. These companies also have significantly greater research capabilities than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly those with collaborative arrangements with large and established companies or universities and research institutions.
Our competitors fall primarily into the following groups of treatment:
•traditional cancer therapies, including chemotherapy, surgery, radiation therapy, and targeted therapies;
•approved immunotherapy antibodies and immunotherapy antibodies in clinical trials;
•other approved oncolytic virus-based immunotherapies and those in clinical trials;
•cancer vaccines including personalized vaccines and those targeting tumor neo-antigens; and
•cell-based therapies, such as CAR-T, T cell receptor-based, and NK cell therapies.
Our business opportunity will be limited, or possibility eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, or are less expensive alone or in combination with other therapies than pelareorep especially if these get to market sooner than our product. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.
Pelareorep, if and when sold, will compete with a number of drugs that are currently marketed or in development that also target cancer but utilize different mechanisms of action. To compete effectively with these agents, pelareorep will need to show improved clinical efficacy and/or safety compared to competing products. We believe that pelareorep, if and when ultimately marketed, will likely be used in combination with other existing cancer treatments like checkpoint blockade therapies, surgery, chemotherapy, radiation therapy and other biological therapies. Consequently, we believe pelareorep, if and when marketed, would largely complement rather than compete directly with these existing treatment options.
We do, however, expect to face direct and increasing competition from a number of companies that are also seeking to develop cancer therapies based on oncolytic viruses and other ways to prime the immune system. We believe that our ability to successfully compete will depend, among other things, on our ability to:
•effectively advance the development of pelareorep;
•design, enroll patients in and successfully complete appropriate clinical trials in an efficient manner;
•gain regulatory approval for pelareorep;
•establish collaborations and partnerships for the development of pelareorep;
•commercialize successfully, including demonstrating the safety and efficacy of pelareorep over currently approved therapies to physicians, insurers, and third-party payors;
•secure sufficient coverage from insurers and other payors;
•secure, maintain, and protect intellectual property rights based on our innovations; and
•manufacture and sell commercial quantities of pelareorep to the market.
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
Seasonality
Our results of operations have not been materially impacted by seasonality.

Raw Materials
We believe that sources of raw material pertinent for manufacturing our pelareorep product are generally available.
Corporate Social Responsibility and ESG
As a rapidly growing, clinical-stage biotech company, we are not yet in a position to implement a broad-based ESG policy and program. However, our corporate goals are inspired by our potential to impact the care of patients with cancer, especially those with late-stage breast cancer and are informed by our corporate values of acting with integrity, collaboration, innovation, and embracing diversity. In 2022, our corporate goals focused on certain clinical, manufacturing, and business operations and support our desire to obtain an approval for an innovative cancer treatment that extends patient lives. Each year we work hard to achieve our goals and objectives while maintaining a respectful, collaborative, and caring work environment.
While we do not formally report on our ESG policies and compliance, we publicly disclose elements of our ESG activities. Our governance policies like our board mandates, code of ethics and conduct, and our public filings are all on our website at https://ir.oncolyticsbiotech.com/corporate-governance.

C.Organizational Structure

On December 31, 2022, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company. In addition, Oncolytics Biotech (U.S.) Inc., a Delaware corporation, is a material wholly-owned subsidiary of OBB.

D.      Property, Plant and Equipment

We currently lease our head office in Calgary, Alberta, Canada as well as our office spaces in San Diego, California, U.S. and Barbados. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Management Discussion and Analysis (“MD&A”) contains forward-looking statements, including our belief as to the potential of pelareorep, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2023 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

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

A.Operating Results

Please see our 2022 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

B.Liquidity and Capital Resources

Please see our 2022 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

C.Research and Development, Patents and Licenses, etc.

Please see the disclosure in "Item 4.  Information on the Company B. Business Overview" and our 2022 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference. for information on the Company’s research and development policies.

D.Trend Information
It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Our current and future expenditures are subject to numerous uncertainties, including the duration, timing, and costs of R&D activities ongoing during each period and the availability of funding from investors and prospective partners. As a result, the amount and timing of expenditures and, therefore, liquidity and capital resources may vary substantially from period to period. See our 2022 MD&A in Exhibit 15.1 for our comparative discussion on our expenditures between 2020 - 2022.

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

E.Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and senior management as at December 31, 2022, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
Deborah M. Brown, MBA, ICD.D(1)(2) Ontario, Canada	Director
Ms. Brown currently leads Canadian Strategic Partnerships at Eversana, a leading provider of global commercial services to the life sciences industry. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She also currently sits on the Boards of the HBSPCA and Sernova Corp. Ms. Brown holds an MBA from Western University’s School of Business, an Hons B.Sc. from the University of Guelph, and has completed the Institute of Corporate Directors Designation (ICD.D).
November 2, 2017
Matthew C. Coffey, PhD, MBA Alberta, Canada	President and Chief Executive Officer and Director	A co-founder of the Company, Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey took over as Chief Executive Officer in late 2016, prior to which he was Chief Operating Officer since December 2008. Since co-founding Oncolytics he has also held the positions of Chief Scientific Officer from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004, and Chief Financial Officer from September 1999 to May 2000.	May 11, 2011

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
Andrew de Guttadauro California, USA	Global Head of Business Development, President, Oncolytics Biotech (U.S.) Inc.
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
N/A
Allison Hagerman, P.Eng., PMP, MBT Alberta, Canada	Vice President, Product Development	A Professional Engineer focused on biotechnology, Ms. Hagerman joined Oncolytics in 2010. Prior to being appointed as Vice President of Product Development, Ms. Hagerman was the Director, Manufacturing and Engineering from 2013-2017 and Project Manager from 2010-2013. Ms. Hagerman is a Professional Engineer (P.Eng., APEGA) and Project Management Professional (PMP, PMI). She holds a Master of Biomedical Technology (MBT) degree from the University of Calgary, and B.Sc. degrees in both Chemical Engineering and Biological Sciences.	N/A
Thomas C. Heineman, MD, PhD California, USA	Chief Medical Officer
Prior to joining Oncolytics, Dr. Heineman most recently served as Senior Vice President and Head of Clinical Development at Denovo Biopharma. Prior to his time at Denovo, Dr. Heineman served as Vice President and Head of Clinical Development at Genocea Biosciences and Halozyme Therapeutics, where he was also the Head of Translational Medicine, and oversaw clinical trials in indications such as breast and pancreatic cancer. Dr. Heineman’s experience further extends to big pharma and academia where he previously held roles as Senior Director, Global Clinical Research and Development at GlaxoSmithKline and Associate Professor at the Saint Louis University School of Medicine. Dr. Heineman has co-authored over 60 peer-reviewed publications and is board certified in Internal Medicine and Infectious Diseases. He completed his fellowship in Infectious Diseases at the National Institutes of Health and his internship and residency at the University of Maryland. Dr. Heineman earned his MD at the University of Chicago, where he also received a PhD in molecular genetics.
N/A
Angela Holtham, MBA, FCPA, FCMA, ICD.D(1)(2) Ontario, Canada	Director	Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. In more recent years she has held numerous governance roles on various Boards in both the publicly traded and not-for-profit sectors and held short term contract positions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).	June 18, 2014

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
Kirk J. Look, CA, MSJ Alberta, Canada	Chief Financial Officer	Mr. Look joined Oncolytics as the Company's Controller in April 2003, and assumed the role of Chief Financial Officer in November 2012. Prior to joining Oncolytics, from 2000 to April 2003, Mr. Look was Manager of Audit and Assurance Services with Ernst & Young LLP in Canada. From 1998 to the end of 1999, Mr. Look held the positions of Audit Manager and Senior Accountant at Ernst & Young LLP in Chile. Mr. Look is a Chartered Accountant, and holds a Master of Science in Jurisprudence (MSJ) from the Seton Hall University School of Law and a Bachelor of Commerce from the University of Calgary.	N/A
James T. Parsons, MAcc, CPA, CA(1)(3) Ontario, Canada	Director	Mr. Parsons served as the Chief Financial Officer (CFO) of Trillium Therapeutics Inc. (TSX: TRIL) (NASDAQ: TRIL) from August 2011 through its acquisition by Pfizer in November 2021 for an aggregate purchase price of approximately U.S.$2.2 billion. Prior to his time at Trillium, Mr. Parsons served as Vice President, Finance, at DiaMedica Therapeutics Inc, CFO of ProMIS Neurosciences (formerly Amorfix Life Sciences Ltd.), and CFO and Vice President, Finance and Administration, at Aptose Biosciences Inc. (formerly Lorus Therapeutics). Mr. Parsons has been a Director and the Chair of the Audit Committees of Sernova Corp. (TSX: SVA) and DiaMedica Therapeutics Inc. (NASDAQ: DMAC) since 2012 and 2015, respectively.	June 16, 2022
Wayne Pisano, MBA(3)(5) Pennsylvania, USA	Chair of the Board
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
May 9, 2013

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
Jonathan Rigby, MBA(3) Louisiana, USA	Director	Mr. Rigby is currently the Group Chief Executive Officer (CEO) of Revolo Biotherapeutics, where he leads a team focused on the development of therapies for autoimmune and allergic diseases. Previously, he was the CEO of SteadyMed Ltd., which he led through a NASDAQ listing and sale to United Therapeutics Corporation. Prior to his time at SteadyMed, Mr. Rigby co-founded Zogenix, Inc., a CNS-focused specialty pharmaceutical company that was acquired by UCB earlier this year in a transaction valued at up to approximately U.S. $1.9 billion. Before co-founding Zogenix, Mr. Rigby held roles of increasing responsibility in commercial and business development functions at large pharmaceutical companies such as Merck, Bristol Myers Squibb, and Profile Therapeutics (now Phillips Medical). In addition to his Oncolytics appointment, Mr. Rigby is also a member of the Revolo Biotherapeutics and ImmunoMolecular Therapeutics Boards of Directors and the Chairman of BioPlus Acquisition Corp., a Nasdaq-listed biotech acquisition company. He holds a B.S. with Honors in Biological Sciences from Sheffield University, UK, and an M.B.A. from Portsmouth University, UK.	August 30, 2022
Bernd R. Seizinger, MD, PhD(2)(4) New Jersey, USA and Munich, Germany	Director	Dr. Seizinger has been board member/chairman in multiple public and private biotech companies in the US and Europe. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University, and Massachusetts General Hospital. He also currently sits on multiple biotech boards, including four additional public boards: Aptose Biosciences, Aprea Therapeutics, Nykode Therapeutics, and BioInvent.	June 8, 2015
Notes:
(1)Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(2)Member of the Compensation Committee. Ms. Brown is Chair of this Committee.
(3)Member of the Governance Committee. Mr. Pisano is Chair of this Committee.
(4)Member of the Science & Development Committee. Dr. Seizinger is Chair of this Committee.
(5)Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, and Science & Development Committees.

As at February 27, 2023, the directors and senior management as a group beneficially owned, directly or indirectly, 847,866 of our common shares, representing 1.35% of the issued and outstanding common shares.
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
None of our directors or officers are related by blood, marriage, or adoption to any other director or officer.
We are not aware of any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or senior management.

B. Compensation

Board of Directors

The following table sets forth information concerning the total compensation paid in 2022 to each director.

Name	Fees Earned ($)(1)	Share- based awards ($)(2)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Deborah Brown	88,036	Nil	22,848	Nil	Nil	Nil	110,884
Angela Holtham	88,036	Nil	22,848	Nil	Nil	Nil	110,884
Leonard Kruimer(3)	37,246	Nil	Nil	Nil	Nil	Nil	37,246
James T. Parsons(4)	38,375	Nil	34,272	Nil	Nil	Nil	72,647
Wayne Pisano	121,896	Nil	28,560	Nil	Nil	Nil	150,456
Jonathan Rigby(5)	19,752	Nil	52,483	Nil	Nil	Nil	72,235
Bernd R. Seizinger	81,264	Nil	22,848	Nil	Nil	Nil	104,112
Notes:
(1)Directors are paid fees in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.3544.
(2)The value of share-based and option based awards are based on the grant date assumptions as disclosed in note 10 "Share-Based Compensation" in our 2022 audited consolidated financial statements.
(3)Mr. Kruimer ceased to be a director effective June 16, 2022.
(4)Mr. Parsons was appointed as a director on June 16, 2022.
(5)Mr. Rigby was appointed as a director on August 30, 2022.

Each director who is not a salaried employee of the Company receives a base retainer of US$40,000. In addition to the base retainer, directors are eligible to receive the following additional fees depending on committee involvement:
Additional Retainers (USD):

Board chair	$40,000
Audit Committee chair	$20,000
Governance & Compensation Committee chair	$10,000
Science & Development Committee chair	$15,000
Non-chair member of the Audit Committee	$10,000
Non-chair member of the Governance, Compensation, or Science & Development Committee	$5,000
In addition to the combined retainer, the Corporation will grant 30,000 options annually for directors other than the Chair. The Chair will receive 37,500 options annually. All such options vest in their entirety one year following the grant date. New Directors will be entitled to receive an initial grant of 45,000 options, which vest immediately.

We also reimburse the directors for any reasonable expenses incurred by them while acting in their directors' capacity. During the year ended December 31, 2022, total compensation of $658,464 was paid to the independent directors which consisted of fee payments of $474,605 and option based awards of $183,859.

Senior Management

The following table sets forth information concerning the total compensation paid to our senior management in 2022.

Name and principal position	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(1)	Bonus ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(2)	Total compensation ($)
Dr. Matthew C. Coffey(3) President and Chief Executive Officer	654,404	Nil	136,616	310,842	Nil	Nil	83,198	1,185,060
Kirk J. Look Chief Financial Officer	486,593	Nil	109,293	184,905	Nil	Nil	69,354	850,145
Dr. Thomas C. Heineman(4) Chief Medical Officer	599,999	Nil	109,293	228,000	Nil	Nil	44,679	981,971
Andrew de Guttadauro(4) President, Oncolytics Biotech (U.S.) Inc.	454,829	Nil	109,293	151,231	Nil	Nil	28,679	744,032
Allison Hagerman Vice President, Product Development	390,774	Nil	109,293	129,932	Nil	Nil	61,449	691,448
Notes:
(1)The value of share- and option-based awards are based on the grant date assumptions as disclosed in note 10 "Share-Based Compensation" in our 2022 audited consolidated financial statements.
(2)The dollar amounts set forth under this column are related to contributions to the senior management's respective retirement savings plan and amounts provided for health care benefits by the Company.
(3)None of the compensation paid to Dr. Coffey related to his role as a director of the Company.
(4)U.S. Employees are paid salaries, bonuses, and other compensation in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.3544.

We have entered into employment agreements with each member of the Company's senior management (each an "Employment Agreement"). For 2022, the Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 50% of his base salary, the Chief Financial Officer and Chief Medical Officer are eligible for a cash bonus of up to 40% of their respective base salary, and the President, Oncolytics Biotech (U.S.) Inc. and Vice President, Product Development are eligible for a cash bonus of up to 35% of their respective base salary. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards. As well, the Employment Agreements provide that each member of the Company's senior management is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Company. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

The Company does not provide pension plan benefits to its senior management and employees. The Company does not currently have a stock appreciation rights plan.

The following base salaries for 2023 were approved by the Board of Directors:

Name and principal position	Year	Salary ($)
Dr. Matthew C. Coffey President and Chief Executive Officer	2023	687,124
Kirk J. Look Chief Financial Officer	2023	510,923
Dr. Thomas C. Heineman(1) Chief Medical Officer	2023	465,150
Andrew de Guttadauro(1) President, Oncolytics Biotech (U.S.) Inc.	2023	352,607
Allison Hagerman Vice President, Product Development	2023	410,313
Note:
(1)U.S. Employees are paid in U.S. Dollars and salaries above for those U.S. employees are presented in U.S. dollars. All other employees are paid in Canadian Dollars and salaries above for those Canadian employees are presented in Canadian dollars.

Termination of Employment or Change of Control

The following table reflects amounts payable to each member of the Company's senior management based on their respective Employment Agreements assuming that their employment was terminated on December 31, 2022 without cause or due to a change of control of the Company.

Name and principal position	Termination without Cause Severance(1) ($)	Change of Control Severance(2) ($)
Dr. Matthew C. Coffey President and Chief Executive Officer	737,602	1,475,205
Kirk J. Look Chief Financial Officer	555,947	1,111,894
Dr. Thomas C. Heineman(3) Chief Medical Officer	158,663	475,988
Andrew de Guttadauro(3) President, Oncolytics Biotech (U.S.) Inc.	178,496	713,982
Allison Hagerman Vice President, Product Development	226,111	452,223
Notes:
(1)As at December 31, 2022, all options granted to senior management had fully vested except for the options granted on August 1, 2020 (expiring August 1, 2025), March 8, 2021 (expiring March 8, 2026), December 10, 2021 (expiring December 10, 2025), and December 9, 2022 (expiring December 9, 2026). As a result, all members of senior management shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such member is terminated unless otherwise approved by the Board of Directors.
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

Name and Place of Residence	Position with the Corporation	Director of the Corporation Since	Date of Expiration of Current Term of Office
Matthew C. Coffey, PhD, MBA Alberta, Canada	President and Chief Executive Officer and Director	May 11, 2011	Date of 2023 Annual General Meeting of the Shareholders
Deborah Brown, MBA, ICD.D Ontario, Canada	Director	November 2, 2017	Date of 2023 Annual General Meeting of the Shareholders
Angela Holtham, MBA, FCPA, FCMA, ICD.D Ontario, Canada	Director	June 18, 2014	Date of 2023 Annual General Meeting of the Shareholders
James T. Parsons, MAcc, CPA, CA Ontario, Canada	Director	June 16, 2022	Date of 2023 Annual General Meeting of the Shareholders
Wayne Pisano, MBA Pennsylvania, USA	Chair and Director	May 9, 2013	Date of 2023 Annual General Meeting of the Shareholders
Jonathan Rigby, MBA Louisiana, USA	Director	August 30, 2022	Date of 2023 Annual General Meeting of the Shareholders
Bernd R. Seizinger, MD, PhD New Jersey, USA and Munich Germany	Director	June 8, 2015	Date of 2023 Annual General Meeting of the Shareholders
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
In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and senior management. The Compensation Committee had retained Radford, an Aon Hewitt Corporation, as a specialist consultant to assist with the benchmarking of officer and director compensation for 2023.
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
Audit Committee
The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), consisting of four independent directors pursuant to the Rule 5605(a)(2) and Rule 5605(c)(2) of the Nasdaq Capital Market and Rule 10A-3 of the Exchange Act: Ms. Brown, Ms. Holtham, Mr. Parsons, and Mr. Pisano, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Ms. Holtham is presently the Chair of the Audit Committee. Each Audit Committee member is financially literate.
Our audit committee reviews and approves the scope of the annual audits of our financial statements, reviews our internal control over financial reporting, reviews and approves services performed by the independent auditors, reviews the findings and recommendations of the independent auditors, and periodically reviews major accounting policies.
The Audit Committee's written mandate is located on the Company’s website at https://ir.oncolyticsbiotech.com/corporate-governance.

D.Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location.

By Function:	2022	2021	2020
Research and development	17	15	14
General and administrative	12	11	11
Total	29	26	25

By Geographic Location:	2022	2021	2020
Canada	15	15	15
United States of America	9	7	6
Other	5	4	4
Total	29	26	25

E.Share Ownership
The following table sets out the share ownership and options held of our directors and officers as of February 27, 2023.

	Common shares (#)	% of ownership(1)	Option outstanding(2) (#)	Option exercise price ($)	Option expiration date	% of outstanding(3)
Officers
Dr. Matthew C. Coffey	96,333	**	25,263	16.53	12/11/2023
			77,263	3.99	12/1/2025
			42,105	2.66	1/16/2027
			150,000	3.44	11/19/2023
			175,000	1.45	12/13/2023
			300,000	3.17	12/11/2024
			420,000	3.40	3/8/2026
			65,000	2.08	12/10/2025
			100,000	2.31	12/9/2026
			1,354,631			2.11%

Kirk J. Look	45,028	**	16,842	16.53	12/11/2023
			48,842	3.99	12/1/2025
			31,578	2.66	1/16/2027
			53,000	3.44	11/19/2023
			125,000	1.45	12/13/2023
			250,000	3.17	12/11/2024
			155,000	3.40	3/8/2026
			55,000	2.08	12/10/2025
			80,000	2.31	12/9/2026
			815,262			1.25%

Dr. Thomas Heineman	11,000	**	70,000	2.84	8/1/2025
			100,000	3.17	12/11/2024
			120,000	3.40	3/8/2026
			55,000	2.08	12/10/2025
			80,000	2.31	12/9/2026
			425,000			**

Andrew de Guttadauro	10,315	**	13,157	4.94	7/3/2027
			30,000	2.73	12/14/2023
			100,000	1.45	12/13/2023
			200,000	3.17	12/11/2024
			85,000	3.40	3/8/2026
			55,000	2.08	12/10/2025
			80,000	2.31	12/9/2026
			563,157			**

Allison Hagerman	4,200	**	2,105	16.53	12/11/2023
			2,421	6.84	12/11/2024
			5,263	3.90	12/9/2025
			7,894	2.66	12/28/2026

	Common shares (#)	% of ownership(1)	Option outstanding(2) (#)	Option exercise price ($)	Option expiration date	% of outstanding(3)
			30,000	2.73	12/14/2023
			80,000	1.45	12/13/2023
			200,000	3.17	12/11/2024
			45,000	3.40	3/8/2026
			55,000	2.08	12/10/2025
			80,000	2.31	12/9/2026
			507,683			**

Directors
Deborah Brown	48,948	**	5,263	5.42	11/7/2027
			30,000	3.40	3/8/2026
			30,000	1.14	6/16/2026
			65,263			**

Angela Holtham	127,238	**	5,263	13.87	6/18/2024
			30,000	3.40	3/8/2026
			30,000	1.14	6/16/2026
			65,263			**

James T. Parsons(4)	—	**	45,000	1.14	6/16/2026
			45,000			**

Wayne Pisano	189,941	**	5,263	27.46	5/9/2023
			3,157	16.53	12/11/2023
			37,500	3.40	3/8/2026
			37,500	1.14	6/16/2026
			83,420			**

Jonathan Rigby(5)	—	**	45,000	1.84	8/30/2026
			45,000			**

Bernd R. Seizinger	314,863	**	5,263	7.60	6/8/2025
			30,000	3.40	3/8/2026
			30,000	1.14	6/16/2026
			65,263			**

TOTAL:	847,866		4,034,942
** Less than 1% ownership
Notes:
(1)Based on 62,826,958 common shares issued and outstanding on February 27, 2023.
(2)Options granted to acquire common shares.
(3)Ownership percentage assumes aggregate beneficial ownership of common shares, common shares acquirable upon exercise of options and fully diluted shares outstanding of 68,854,178.
(4)Mr. Parsons was appointed as a director on June 16, 2022.
(5)Mr. Rigby was appointed as a director on August 30, 2022.

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
The expiration of options is to be no greater than ten years from the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the Option is granted. Options are not transferable or assignable except to the person or persons to whom the participant’s rights pass by the participant’s will or applicable law following the death or permanent disability of a participant. The Stock Option Plan provides that if the expiration date of an Option occurs during a “blackout period” or within five (5) business days after a blackout period, such expiration date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable blackout period.
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders
To the knowledge of our directors and senior officers, as at March 3, 2023, we are not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, our common shares carrying more than 5% of the voting rights.
Shares Held in the United States
The following table indicates, as of February 24, 2023, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total number of holders of record	Total number of common shares issued and outstanding	Number of U.S. holders of record	Number of common shares held by U.S. holders of record	Percentage of common shares held by U.S. holders of record
195	62,826,958	59	54,495,601	86.74%

Change of Control
As of March 3, 2023, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.
Control by Others
To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or any other natural or legal person, severally or jointly.

B.Related Party Transactions
We have entered into employment contracts with each of our senior management members (see Item 6).

Since the beginning of the fiscal year ended December 31, 2022 up to March 3, 2023, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

C.Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Statements

Financial Statements

The consolidated financial statements filed as part of this annual report are filed under Item 18.

Legal Proceedings

The directors and the management of the Company do not know of any material, active or pending, legal and bankruptcy proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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
Directors
Subject to certain exceptions, including in respect of voting on any resolution to approve a contract that relates primarily to the director's remuneration, directors may not vote on resolutions to approve a material contract or material transaction if the director is a party to such contract or transaction. The directors are entitled to remuneration as shall from time to time be determined by the Board of Directors with no requirement for a quorum of independent directors. The directors have the ability under the Act to exercise our borrowing power, without authorization of the shareholders. The Act permits shareholders to restrict this authority through a company's articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place for us. Our Articles and By-laws do not require directors to hold shares for qualification. Neither the Articles or the By-laws contain an age limit requirement for the retirement of directors. The Corporation actively encourages independent board member renewal through its formal term limit policy, adopted on June 30, 2015, whereby the independent director term limit is set at 12 years. Under the policy, the Board of Directors maintains the discretion to extend a directors’ term, if under the circumstances, it is in the best interest of the Corporation and its shareholders. This in practice ensures that new independent directors are appointed regularly, without losing the experience base of long serving directors.

Rights, Preferences, and Dividends Attaching to Shares

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

On a distribution of assets on a winding-up, dissolution, or other return of capital (subject to certain exceptions) the holders of common shares shall have a right to receive their pro rata share of such distribution. There are no sinking fund or redemption provisions in respect of the common shares. Our shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

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

D.Exchange Controls

Canada presently has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties, and other payments to non-resident holders of our securities, except as discussed below in Section E, Taxation.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our organizing documents on the right of foreigners to hold or vote securities of our company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of our company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust, or joint venture that is ultimately controlled by non-Canadians.

E.Taxation

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this annual report, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to an investor who acquires as beneficial owner Common Shares and who, for the purposes of the Tax Act and the Regulations and at all relevant times deals at arm’s length with the Corporation and the Agent, is not affiliated with the Corporation or the Agent, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares, as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Common Shares in the course of carrying on a business as part of an adventure or concern in the nature of trade.

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

Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date of this annual report and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date of this annual report. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this annual report (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative, or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations (other than those described below under “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS”), which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA. No assurances can be given that the subsequent changes in law or administrative policy will not affect or modify the contents of this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to the tax consequences to them in their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must, to the extent such amounts are not in Canadian dollars, be converted into Canadian dollars based on an exchange rate determined in accordance with the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a beneficial owner of dividends and who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a Non-Resident Holder that is a company that beneficially owns at least 10% of the Common Shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

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

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share and a capital loss arising on such a disposition or deemed disposition will not be recognized under the Tax Act unless the Common Share constitutes “taxable Canadian property” and is not “treaty-protected property” (each as defined under the Tax Act) of the Non-Resident Holder at the time of disposition or deemed disposition.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NASDAQ and TSX), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances.

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
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia;
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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other flow-through entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (i) are subject to special tax accounting rules with respect to Common Shares; or (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation; (k) are subject to taxing jurisdictions other than, or in addition to, the United States or otherwise hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (l) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; or (m) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

PFIC Status of the Corporation

If the Corporation were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Corporation believes that it was classified as a PFIC during the tax year ended December 31, 2022, and based on current business plans and financial expectations, the Corporation expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each subsidiary of the Corporation.

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

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

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

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

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

F.Dividends and Paying Agents
 Not Applicable.

G.Statements by Experts

Not Applicable.
H.Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a Website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at www.sec.gov.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements, or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Please see Item 4 – “Information on the Company” and Note 16 Financial Instruments in our audited consolidated financial statements beginning on page F-1 of this annual report on Form 20-F.

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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2022, the Company’s internal control over financial reporting was effective based on those criteria.

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

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of the Audit Committee members, Angela Holtham, Wayne Pisano, Deborah Brown, and James T. Parsons is an audit committee financial expert and each is independent pursuant to the Rule 5605(d)(2) of the Nasdaq Capital Market and Rule 10A-3 of the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see Item 6A. Directors, Senior Management and Employees."

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics for the Company that includes our Chief Executive Officer, Chief Financial Officer and Accounting Officer that applies to our Chief Executive Officer, Chief Financial Officer, and Controller. A copy of this Code of Ethics may be found on the Company’s website at www.oncolyticsbiotech.com.  Requests for such copies should be directed to us at the following address: Oncolytics Biotech Inc., 804, 322 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5, Attention:  Kirk Look  Telephone (403) 670 - 7377. Facsimile (403) 283-0858 EMAIL: info@oncolyticsbiotech.com.

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2022. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2022.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2022 and 2021, Ernst & Young LLP (PCAOB ID: 1263) received the following fees:

Item	2022	2021
Audit fees(1)	$307,742	$244,185
Audit-related fees(2)	$—	$—
Tax fees(3)	$26,862	$28,563
All other fees(4)	$—	$—
Notes:
(1)Audit fees were for professional services rendered for the audit of our annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including review of interim financial statements, accounting consultations, assistance with prospectus filings, and matters relating to the provision of a consent letter for various filings.
(2)Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading Audit Fees above.
(3)Tax fees were for tax return preparations, scientific research and development return, and other tax consultation fees.
(4)Other fees are for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above.
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

The foregoing is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

Board Diversity Matrix (as of February 24, 2023)

Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	1
Did Not Disclose Demographic Background	—

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. – “Financial Statements”.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-24.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(d)	Articles of Incorporation
1.2(d)	By-laws

Description of Securities
2.1	Description of Securities Registered Under Section 12 of the Exchange Act

Material Contracts
4.1(b)*	Employment Agreement, dated August 1, 2013 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.2(b)*	Amending Agreement, dated December 1, 2015 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.3(a)*	Employment Agreement, dated June 29, 2017 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.4(a)#	License, development, supply and distribution agreement with Adlai Nortye Biopharma Co., Ltd dated November 14, 2017
4.5(b)*	Amending Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.6(b)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.7(b)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.8(c)*	Employment Agreement, dated August 3, 2020 between Oncolytics Biotech (U.S.) Inc. and its Global Head of Clinical Development and Operations, Thomas C. Heineman
4.9(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.10(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.11(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.12(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.13(c)*	Amending Agreement, dated January 1, 2021 between Oncolytics Biotech (U.S.) Inc. and its Global Head of Clinical Development and Operations, Thomas C. Heineman
4.14(d)*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.15(d)*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.16(d)*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.17(d)*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.18(d)*	Amending Agreement, dated January 1, 2022 between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Thomas C. Heineman
4.19*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.20*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.21*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.22*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech (U.S.) Inc. and its President, Andrew de Guttadauro
4.23*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Thomas C. Heineman

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2022
15.2	Consent of Ernst & Young LLP

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Scheme Presentation Linkbase.
104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

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
(d) Previously filed with the SEC on Form 20-F dated March 3, 2022, and incorporated by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 3, 2023

ONCOLYTICS BIOTECH INC.

/s/Matthew Coffey	/s/Kirk Look
Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
For the year ended December 31, 2022

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”), and all other information in the annual report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied and summarized in the consolidated financial statements.

The consolidated financial statements include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until after the balance sheet date. Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements. The financial information presented elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for preparation of financial statements.

Ernst & Young LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders' at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinion on the Company's consolidated financial statements as at and for the year ended December 31, 2022.

Ernst & Young has full and free access to our Board of Directors and its Committees to discuss audit, financial reporting, and related matters.

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

/s/Matthew Coffey	/s/Kirk Look

Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Oncolytics Biotech Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
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
/s/Ernst & Young LLP
Chartered Professional Accountants

We have served as the Company's auditor since 1999.

Calgary, Canada
March 2, 2023

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of Canadian dollars, except share amounts)

As at December 31,	2022	2021
Assets
Current assets
Cash and cash equivalents	$11,666	$41,262
Marketable securities	20,472	—
Other receivables (note 5)	521	866
Prepaid expenses (note 5)	3,025	2,776
Total current assets	35,684	44,904
Property and equipment (note 6)	356	392
Right-of-use assets (note 8)	296	584
Prepaid expenses (note 5)	998	—
Total assets	$37,334	$45,880
Liabilities And Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 7)	$3,650	$1,988
Other liabilities (note 5)	—	352
Lease liabilities (note 8)	216	294
Warrant derivative (notes 9(b), 16)	79	56
Total current liabilities	3,945	2,690
Contract liability (note 12)	6,730	6,730
Lease liabilities (note 8)	157	361
Total liabilities	10,832	9,781
Commitments and contingencies (notes 13)
Shareholders’ equity
Share capital (note 9) Authorized: unlimited Issued: December 31, 2022 – 61,327,914 December 31, 2021 – 55,043,789	404,040	391,348
Warrants (note 9)	—	3,618
Contributed surplus (note 10)	40,051	34,161
Accumulated other comprehensive income	662	388
Accumulated deficit	(418,251)	(393,416)
Total shareholders’ equity	26,502	36,099
Total liabilities and shareholders' equity	$37,334	$45,880
See accompanying notes

On behalf of the Board:
/s/Angela Holtham	/s/Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(in thousands of Canadian dollars, except share amounts)

For the years ended December 31,	2022	2021	2020
Expenses
Research and development (note 19)	$15,432	$12,920	$12,945
General and administrative (note 19)	11,492	13,315	12,514
Loss before the following	(26,924)	(26,235)	(25,459)
Change in fair value of warrant derivative (notes 9(b), 16)	(20)	17	3,492
Foreign exchange gain (loss)	1,665	(136)	(659)
Interest income, net	528	99	121
Loss before income taxes	(24,751)	(26,255)	(22,505)
Income tax expense (note 14)	(84)	(49)	—
Net loss	(24,835)	(26,304)	(22,505)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	274	(12)	(64)
Net comprehensive loss	$(24,561)	$(26,316)	$(22,569)

Basic and diluted loss per common share (note 11)	$(0.43)	$(0.49)	$(0.56)
Weighted average number of shares (basic and diluted) (note 11)	58,029,745	53,513,225	40,338,789
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2019	$311,078	$3,618	$29,339	$464	$(344,607)	$(108)
Net loss and other comprehensive loss	—	—	—	(64)	(22,505)	(22,569)
Issued pursuant to stock option plan (note 10)	385	—	(144)	—	—	241
Issued pursuant to incentive share award plan (note 10)	732	—	(732)	—	—	—
Issued pursuant to "At the Market" Agreement (note 9)	40,038	—	—	—	—	40,038
Issued pursuant to warrant derivative exercised (note 9)	6,333	—	—	—	—	6,333
Share-based compensation expense (note 10)	—	—	2,559	—	—	2,559
Share issue costs (note 9)	(1,742)	—	—	—	—	(1,742)
As at December 31, 2020	$356,824	$3,618	$31,022	$400	$(367,112)	$24,752
Net loss and other comprehensive loss	—	—	—	(12)	(26,304)	(26,316)
Issued pursuant to stock option plan (note 10)	381	—	(143)	—	—	238
Issued pursuant to incentive share award plan (note 10)	544	—	(544)	—	—	—
Issued pursuant to "At the Market" Agreement (note 9)	34,168	—	—	—	—	34,168
Issued pursuant to warrant derivative exercised (note 9)	687	—	—	—	—	687
Share-based compensation expense (note 10)	—	—	3,826	—	—	3,826
Share issue costs (note 9)	(1,256)	—	—	—	—	(1,256)
As at December 31, 2021	$391,348	$3,618	$34,161	$388	$(393,416)	$36,099
Net loss and other comprehensive income	—	—	—	274	(24,835)	(24,561)
Issued pursuant to stock option plan (note 10)	20	—	(8)	—	—	12
Issued pursuant to incentive share award plan (note 10)	98	—	(98)	—	—	—
Expiry of equity warrant agreement (note 9)	—	(3,618)	3,618	—	—	—
Issued pursuant to "At the Market" Agreement (note 9)	13,338	—	—	—	—	13,338
Share-based compensation expense (note 10)	—	—	2,378	—	—	2,378
Share issue costs (note 9)	(764)	—	—	—	—	(764)
As at December 31, 2022	$404,040	$—	$40,051	$662	$(418,251)	$26,502
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

For the years ended December 31,	2022	2021	2020
Operating Activities
Net loss for the year	$(24,835)	$(26,304)	$(22,505)
Depreciation - property and equipment (notes 6, 19)	93	130	89
Depreciation - right-of-use assets (notes 8, 19)	299	322	357
Share-based compensation expense (notes 10, 19, 20)	2,378	3,826	2,559
Interest (income) expense, net	(76)	92	69
Unrealized foreign exchange (gain) loss	(1,625)	426	645
Change in fair value of warrant derivative (note 16)	20	(17)	(3,492)
Net change in non-cash working capital (note 17)	391	(908)	210
Cash used in operating activities	(23,355)	(22,433)	(22,068)
Investing Activities
Acquisition of marketable securities	(20,348)	—	—
Acquisition of property and equipment (note 6)	(55)	(286)	(29)
Cash used in investing activities	(20,403)	(286)	(29)
Financing Activities
Proceeds from exercise of stock options (note 10)	12	238	241
Proceeds from exercise of warrants (note 9)	—	231	1,697
Proceeds from "At the Market" equity distribution agreement (note 9)	12,574	32,912	38,296
Payment of lease liabilities (note 8)	(381)	(366)	(461)
Cash provided by financing activities	12,205	33,015	39,773
(Decrease) increase in cash and cash equivalents	(31,553)	10,296	17,676
Cash and cash equivalents, beginning of year	41,262	31,220	14,148
Impact of foreign exchange on cash and cash equivalents	1,957	(254)	(604)
Cash and cash equivalents, end of year	$11,666	$41,262	$31,220
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 1: Nature of Operations
Oncolytics Biotech Inc. was incorporated on April 2, 1998, under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue S.W., Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer and advanced/metastatic pancreatic ductal adenocarcinoma to phase 3 licensure-enabling studies. In addition, we are exploring opportunities for registrational programs in gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at December 31, 2022, we had an accumulated deficit of $418,251. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through the issuance of additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options. There can be no assurance that we will be able to raise additional funds through the sale of our common shares. Failure to raise additional capital would have a material adverse impact on our business, results of operations, and financial condition. As at December 31, 2022, we had cash and cash equivalents and marketable securities of $32,138. We believe we have sufficient existing cash resources to fund our presently planned operations for at least the next twelve months.

Note 2: Basis of Presentation
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Our consolidated financial statements for the year ended December 31, 2022, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 2, 2023.
Basis of presentation
Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc., and are presented in Canadian dollars, our functional currency.
Subsidiaries are entities over which we have control which is achieved when we are exposed, or have the rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power to govern. The accounting policies of our subsidiaries are consistent with our accounting policies and all intercompany transactions, balances, income, and expenses are eliminated on consolidation.
Our accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 3: Summary of Significant Accounting Policies
The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.
Cash and cash equivalents and marketable securities
Cash equivalents include interest-bearing deposits with our bank totaling $9,501 as at December 31, 2022 (December 31, 2021 - $39,902). Marketable securities include foreign currency term deposits with a maturity of greater than 90 days and less than one year.
Deferred income taxes
We follow the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the difference between the financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Deferred income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is charged or credited to income, except when it is related to items charged or credited to either other comprehensive income or directly to equity.
Financial instruments
Classification and measurement
Financial assets
Financial assets are initially measured at fair value. In the case of a financial asset not at fair value through profit or loss, the financial asset is initially measured at fair value plus or minus transaction costs.
Financial assets are subsequently measured at amortised cost, fair value through profit or loss (FVPL), or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the financial asset’s contractual cash flows represent 'solely payments of principal and interest' on the principal amount outstanding (the 'SPPI criterion').
Our financial assets include cash and cash equivalents, marketable securities, and other receivables. The classification and measurement of these financial assets are at amortized cost, as these assets are held within our business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion.
Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost or FVPL. Our financial liabilities include accounts payable and accrued liabilities and warrant derivative. The classification and measurement of accounts payable and accrued liabilities are at amortized cost. The classification and measurement of the warrant derivative is at FVPL.
Impairment
Accounting for impairment losses for financial assets uses a forward-looking expected credit loss (ECL) approach. We are required to record a loss allowance for ECLs on all financial assets not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.
Derecognition
A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire, or we transfer the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

A financial liability is derecognized when our obligations specified in the contract are discharged or canceled, or expired.
Fair Value Measurement
Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. In determining the fair value measurement of our financial instruments, we prioritize the related inputs used in measuring fair value into the following hierarchy:
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
Exceptions to this are where the monetary items form part of the net investment in a foreign operation, and the foreign operation's functional currency is the local currency. These exchange differences are initially recognized in equity. The statement of financial position of foreign operations is translated into Canadian dollars using the exchange rate at the statement of financial position date and the income statements are translated into Canadian dollars using the average exchange rate for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Exchange differences on translation into Canadian dollars are recognized as a separate component of equity. On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated statement of loss and comprehensive loss.
Leases
At the inception of a contract, we assess whether a contract is, or contains a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:
•the contract involves the use of an identified asset;
•we have the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use; and
•we have the right to direct the use of the identified asset.
A right-of-use asset and corresponding lease liability are recognized on the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease liabilities, if any.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

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
Loss per common share
Basic loss per common share is determined using the weighted average number of common shares outstanding during the year.
We use the treasury stock method to calculate diluted loss per common share. Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants if dilutive. The number of additional common shares is calculated by assuming that any outstanding "in the money" options, restricted share units, performance share units, and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
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
Research and development costs
Research and development costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as an expense as the related goods are delivered or the related services are performed. Development costs that meet specific criteria related to technical, market, and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). The pricing for the contract was based on the specific negotiations with Adlai and included non-refundable upfront license fees, development and regulatory milestone payments, royalties, and sales-based milestone payments. We account for a contract with a customer when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and the collectability of consideration is probable.
Under the Licensing Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property, and therefore recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress toward completion of the performance obligation using the input method. Under the input method, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
The contract also provides for development and regulatory milestone payments, royalties, and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and therefore give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current, and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.
The upfront license fee is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.
Revenue from sales-based royalties and the achievement of annual sales volumes will be recognized when the subsequent sale occurs, as the license of the intellectual property is the predominant item to which the royalty relates. We consider payments associated with the achievement of annual sales volumes to be, in substance, royalty payments, and we will recognize such sales-based payments upon achievement of such sales volumes, provided that collection is reasonably assured.
Contract liability - Our contract liability includes upfront license fees and billings in excess of the revenue recognized. Contract liabilities are recognized as revenue as or when we perform under the contract. We classify our contract liability as current or non-current based on the timing of when we expect to recognize revenue.
Share-based compensation
Stock option plan
We have one stock option plan (the "Option Plan") available to officers, directors, employees, and consultants with grants under the Option Plan approved from time to time by our Board of Directors (the "Board"). Under the Option Plan, the exercise price of each option is set at equal to or higher than the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided at the discretion of the Board, and the expiration of options is to be no greater than ten years from the date of grant. Exercised stock options are settled with common shares issued from treasury.
We use the fair value-based method of accounting for stock option awards granted under the Option Plan. We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the fair value of the stock options granted using the Black-Scholes valuation model and is recognized over the vesting periods of the respective options. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of options that are expected to vest.
Incentive share award plan
Our incentive share award plan (the "Share Plan") is available to directors, officers, and employees. Under our Share Plan, performance and restricted share units may be approved from time to time by the Board. Performance share units ("PSUs") are awarded to certain officers and employees to which common shares shall be issued based upon achieving the applicable performance criteria. Restricted share units ("RSUs") are awarded to certain officers and employees and non-employee directors to which common shares shall be issued in accordance with the Share Plan.
We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the market value of our common shares at the grant date based on the number of PSUs/RSUs expected to vest, recognized over the vesting period. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of PSUs/RSUs that are expected to vest. The effect of these changes is recognized in the period of the change.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Accounting Standards and Interpretations Issued but Not Yet Effective
IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduced a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies, and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.
IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrowed the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Note 4: Significant Judgments, Estimates, and Assumptions

The full extent to which external factors outside of our control, including those related to the coronavirus infectious disease 2019 ("COVID-19") pandemic and the global political conflict in Ukraine, may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain. We considered the potential impact of these events, including global supply chain disruptions, inflation, and rising interest rates, when making certain estimates and judgments relating to the preparation of these audited consolidated financial statements. While there was no material impact to our consolidated financial statements as of and for the year ended December 31, 2022, our future assessment of the magnitude and duration of COVID-19 and conflict in Ukraine, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.
Judgments
The preparation of our consolidated financial statements requires us to make judgments, estimates, and assumptions that affect the reported amount of revenue, expenses, assets, liabilities, and the disclosure of contingent liabilities at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Estimates and assumptions
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates, and such differences could be material. Significant estimates made by management affecting our consolidated financial statements include:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Revenue recognition
We entered into a Licensing Agreement which provides, among other payments, upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress toward completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
Clinical trial and manufacturing expenses
Clinical trial and manufacturing expenses represent significant components of our research and development expenses, and we outsource a significant portion of these activities to third-party contract research/manufacturing organizations. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows to these organizations. Payments under the contracts depend on factors such as achieving certain milestones. As part of preparing the consolidated financial statements, we estimate the expense to recognize based on services that the contract research/manufacturing organizations have performed. When making these estimates, we use operational and contractual information from third-party service providers, operational data from internal personnel, and considerable judgment. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.
Valuation of share-based compensation
Estimating the fair value for stock options granted requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life, share price volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value for stock options granted are disclosed in Note 10.
Valuation of warrant derivative
Estimating the fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life, share price volatility, and dividend yield, and making assumptions about them.
Income taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, we are accumulating tax loss carry-forward balances in various tax jurisdictions creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management's judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.
To date, we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and non-refundable investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries. There are also no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.

Note 5: Other Assets and Liabilities
(a)In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1. This phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. As at December 31, 2022, we recorded US$360 ($488) (December 31, 2021 - US$617 ($782)) in other receivables related to unbilled BRACELET-1 cost from Pfizer and nil (December 31, 2021 - US$278 ($352)) in other liabilities representing unused payments received from Pfizer.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

(b)In 2022, we paid deposits to our manufacturer related to the production of pelareorep required for our clinical trial program. We classify the related prepaid expenses as current or non-current based on the timing of when we expect to receive services. As at December 31, 2022, we recorded $1,327 in current prepaid expenses and $998 in non-current prepaid expenses.

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Equipment and Furniture	Leasehold Improvements	Total
Cost
As at December 31, 2020	$62	$366	$353	$497	$1,278
Additions, net of foreign exchange impact	—	40	141	105	286
Disposals	—	—	(277)	(374)	(651)
As at December 31, 2021	62	406	217	228	913
Additions, net of foreign exchange impact	—	23	31	3	57
As at December 31, 2022	$62	$429	$248	$231	$970

Amortization
As at December 31, 2020	$48	$249	$263	$482	$1,042
Depreciation expense	3	36	72	19	130
Disposals	—	—	(277)	(374)	(651)
As at December 31, 2021	51	285	58	127	521
Depreciation expense	2	36	34	21	93
As at December 31, 2022	$53	$321	$92	$148	$614

Net book value
As at December 31, 2021	11	121	159	101	392
As at December 31, 2022	$9	$108	$156	$83	$356

Note 7: Accounts payable and accrued liabilities

	December 31, 2022	December 31, 2021
Trade payables	$2,252	$594
Accrued liabilities	1,398	1,394
	$3,650	$1,988

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 8: Leases

Our portfolio of leases consists of office spaces with lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.

In 2021, we recorded an addition for a new office space lease for our Canadian head office and a lease modification related to the office lease extension for one of our subsidiaries.

The following table summarizes our right-of-use assets activity for the years ended December 31:

	2022	2021
As at beginning of year	$584	$372
Additions	—	210
Lease modification	—	324
Depreciation expense	(299)	(322)
Foreign exchange impact	11	—
As at end of year	$296	$584

The following table summarizes our lease liabilities activity for the years ended December 31:

	2022	2021
As at beginning of year	$655	$402
Additions	—	203
Lease modification	—	324
Payment of lease liabilities	(381)	(366)
Interest expense on lease liabilities	80	92
Foreign exchange impact	19	—
As at end of year	$373	$655

Our total undiscounted lease liability as at December 31, 2022 was as follows:

December 31, 2022
Less than one year	$251
One to five years	196
More than five years	—
Total undiscounted lease liability	$447

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 9: Share Capital
Authorized:
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2019	32,198,453	$311,078
Issued pursuant to stock option plan	133,454	385
Issued pursuant to incentive share award plan	234,172	732
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(c)	12,182,532	40,038
Issued pursuant to warrant derivative exercised(b)	1,418,369	6,333
Share issue costs	—	(1,742)
As at December 31, 2020	46,166,980	$356,824
Issued pursuant to stock option plan	123,159	381
Issued pursuant to incentive share award plan	150,899	544
Issued pursuant to "At the Market" (ATM) equity distribution agreement(c)(d)	8,401,029	34,168
Issued pursuant to warrant derivative exercised(b)	201,722	687
Share issue costs	—	(1,256)
As at December 31, 2021	55,043,789	$391,348
Issued pursuant to stock option plan	8,333	20
Issued pursuant to incentive share award plan	40,560	98
Issued pursuant to "At the Market" (ATM) equity distribution agreement(d)(e)	6,235,232	13,338
Share issue costs	—	(764)
As at December 31, 2022	61,327,914	$404,040
(a)On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$30,000 over a 19-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement expired on June 4, 2020. In 2020, we sold 6,741,518 common shares for gross proceeds of US$17,538 at an average price of US$2.42. We received, net of commissions of US$526, proceeds of US$17,012. In total, we incurred share issue costs (including commissions) of $857.

(b)On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability (see Note 16). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. In 2022, no warrants were exercised. In 2021, 201,722 (2020 - 1,418,369) warrants with a fair value of $456 (2020 - $4,636) were exercised for gross proceeds of US$182 (2020 - US$1,277). As at December 31, 2022, there were 64,035 warrants outstanding (December 31, 2021 - 64,035).

(c)On June 15, 2020, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up US$40,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement was terminated on March 4, 2021. In 2021, we sold 5,685,097 (2020 - 5,441,014) common shares for gross proceeds of US$18,503 (2020 - US$12,629) at an average price of US$3.25 (2020 - US$2.11). We received, net of commissions of US$555 (2020 - US$379), proceeds of US$17,948 (2020 - US$12,250). In total, we incurred share issue costs (including commissions) of $707 (2020 - $885).
(d)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000 over a 16-

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

month period through the facilities of the Nasdaq Capital Market in the United States. In 2022, we sold 2,719,770 (2021 - 2,715,932) common shares for gross proceeds of US$4,560 (2021 - US$8,655) at an average price of US$1.68 (2021 - US$3.19). We received, net of commissions of US$137 (2021 - US$260), proceeds of US$4,423 (2021 - US$8,395). In total, we incurred share issue costs (including commissions) of $209 (2021 - $549). This sales agreement was terminated on June 16, 2022.
(e)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. In 2022, we sold 3,515,462 common shares for gross proceeds of US$5,632 at an average price of US$1.60. We received, net of commissions of US$169, proceeds of US$5,463. In total, we incurred share issue costs (including commissions) of $555.

Equity Warrants
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold for gross proceeds of $11,512. Each unit included one common share and one common share purchase warrant. Following the 2018 share consolidation, 9.5 common share purchase warrants entitled the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. These warrants were classified as equity. These warrants expired on June 1, 2022, and were transferred to contributed surplus on the consolidated statement of financial position upon expiry. There was no cash flow impact as a result of the warrant expiry.

The following table summarizes our outstanding equity warrants:

	Number of Warrants Outstanding	Warrant
As at December 31, 2019	16,445,000	$3,618
As at December 31, 2020	16,443,500	$3,618
As at December 31, 2021	16,443,500	$3,618
Expired	(16,443,500)	(3,618)
As at December 31, 2022	—	$—

Note 10: Share-Based Compensation
Stock Option Plan
We have granted stock options to acquire common stock through our stock option plan. Our stock option activity for the years ended December 31 was as follows:

	2022		2021		2020
	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $
Outstanding, beginning of year	5,334,420	3.53	3,764,055	4.08	2,246,947	5.31
Granted	1,005,000	2.04	1,832,500	2.99	1,817,500	3.19
Forfeited	(62,962)	3.83	(110,612)	6.21	(141,418)	3.84
Expired	(304,940)	10.80	(28,364)	37.63	(25,520)	62.49
Exercised	(8,333)	1.45	(123,159)	1.94	(133,454)	1.81
Outstanding, end of year	5,963,185	2.91	5,334,420	3.53	3,764,055	4.08
Exercisable, end of year	4,420,482	3.01	3,165,679	3.82	2,164,551	4.84

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2022:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.89	1,002,498	1.76	1.39	799,998	1.40
$1.90 - $3.05	1,724,442	3.31	2.34	1,001,738	2.37
$3.06 - $3.29	1,532,500	1.95	3.17	1,532,500	3.17
$3.30 - $3.75	1,393,131	2.87	3.42	775,632	3.43
$3.76 - $27.46	310,614	2.19	7.39	310,614	7.39
	5,963,185	2.54	2.91	4,420,482	3.01
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

The estimated fair value of stock options granted during the years ended December 31 were determined using the following weighted average assumptions:

	2022	2021	2020
Risk-free interest rate	3.35%	0.66%	0.34%
Expected life	3.0 years	3.0 years	3.0 years
Expected share price volatility	96.02%	110.45%	110.82%
Expected dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$1.24	$1.99	$2.12
Incentive Share Award Plan
Restricted Share Units
We have granted RSUs to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date, or when the director ceases to be a member of the board. We have also granted RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three-year period.
Our RSU activity for the years ended December 31 was as follows:

	2022	2021	2020
Outstanding, beginning of year	40,560	134,618	209,657
Granted	—	—	154,923
Released	(40,560)	(94,058)	(229,962)
Outstanding, end of year	—	40,560	134,618
(1) The weighted average fair value of the RSUs granted was nil in 2022 (2021 - nil; 2020 - $2.41).
We have reserved 6,132,791 common shares for issuance relating to our outstanding equity compensation plans. Our share-based compensation expense for the year ended December 31, 2022, was $2,378 (2021 - $3,826; 2020 - $2,559).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 11: Loss Per Common Share

Loss per common share is calculated by dividing net loss for the year by the weighted average number of common shares outstanding for the year ended December 31, 2022, of 58,029,745 (2021 - 53,513,225; 2020 - 40,338,789). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

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

Contract liability
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2022	2021
Balance, beginning of year	$6,730	$6,730
Revenue recognized	—	—
Balance, end of year	$6,730	$6,730

Note 13: Commitments and Contingencies

We are committed to payments totaling approximately $16,775 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next three years. We are able to cancel most of these agreements with notice.

Indemnification of Officers and Directors
Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal, or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 14: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2022	2021	2020
Loss before income taxes	$(24,751)	$(26,255)	$(22,505)
Statutory Canadian corporate tax rate	23.00%	23.00%	24.00%
Anticipated tax recovery	(5,693)	(6,039)	(5,401)
Difference in tax rates	3,552	2,716	3,334
Share-based compensation expense	547	880	614
Revaluation of tax pools	(338)	(552)	21
Other permanent differences	(368)	45	108
Expiry of tax benefits	1,614	1,661	—
Change in fair value of warrant derivative	5	(4)	(838)
Provision to offset deferred tax asset	765	1,342	2,162
Current income taxes	$84	$49	$—

At December 31, 2022, we have non-capital losses of $98,475 and $145,405 in Canada and Barbados, respectively (December 31, 2021 - $89,537 and $162,986, respectively). These losses are expected to expire between 2023 and 2042, if not utilized. At December 31, 2022, we have Canadian investment tax credits of $4,368 (December 31, 2021 - $4,834) that are expected to expire between 2023 and 2040, if not utilized. As well, we have unclaimed Canadian scientific research and experimental development expenditures available to reduce future years’ taxable income of $27,663 (December 31, 2021 - $27,663). We also have unclaimed U.S. credits for increasing research activities available to reduce future years' taxable income of $1,285 (December 31, 2021 - $1,343) expiring between 2031 and 2041. We have not recorded the potential benefits of these tax pools in these consolidated financial statements.
Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available to utilize the deductible temporary differences. The components of our unrecognized deferred tax asset are as follows:

	2022	2021	2020
Non-capital losses carried forward	$26,726	$25,158	$21,488
Scientific research and experimental development	7,648	7,705	6,362
Investment tax credits	3,363	3,716	4,068
Property and equipment	366	351	1,928
Share issue costs	518	648	689
Net capital losses carried forward	6	6	6
Unrecognized deferred tax asset	$38,627	$37,584	$34,541

The Company currently files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. Management is not aware of any material income tax examinations currently in progress by any taxing jurisdiction.

Note 15: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. We include shareholders' equity, cash and cash equivalents, and marketable securities in the definition of capital.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$11,666	$41,262
Marketable securities	$20,472	$—
Shareholders' equity	$26,502	$36,099

We have no debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments and potential contingent obligations relating to the completion of our research and development of pelareorep.

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

On June 12, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 16, 2024.

Our Base Shelf allowed us to enter into our ATM equity distribution agreements (see Note 9). We use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital and better manage our cash resources.

We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2022.

Note 16: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, marketable securities, other receivables, accounts payable and accrued liabilities, and warrant derivative. As at December 31, 2022, the carrying amount of our cash and cash equivalents, marketable securities, other receivables, and accounts payable and accrued liabilities approximated their fair value due to their short-term maturity.
Warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative, initially measured at fair value, with subsequent changes in fair value at each reporting period end recognized through profit and loss. Our warrants with an exercise price of US$0.90 (see Note 9(b)) meet this requirement, and we have presented the fair value of these warrants as a current liability on the consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss and comprehensive loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at December 31, 2022, the fair value of our warrant derivative was $79 (December 31, 2021 - $56). We use the Black-Scholes valuation model to estimate fair value.
Financial risk management

Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents, marketable securities, and other receivable from Pfizer in connection with the BRACELET-1 study (see Note 5) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents, marketable securities, and other receivable from Pfizer.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment-grade securities with short-term maturities and monitoring counterparties' credit risk and credit standing.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest savings accounts that have variable interest rates. Our marketable securities have fixed interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and the Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2022 by approximately $170. The impact of a $0.01 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss in 2022 by approximately $22.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies through the purchase of foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable and accrued liabilities.
Significant balances in foreign currencies at December 31, 2022, are as follows:

	U.S. dollar	Euro
Cash and cash equivalents	$6,635	$—
Marketable securities	15,115	—
Accounts payable and accrued liabilities	(1,093)	(1,035)
	$20,657	$(1,035)

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 15. Accounts payable and accrued liabilities are all due within the current operating period.

Note 17: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2022	2021	2020
Change in:
Other receivables	$345	$(776)	$1,979
Prepaid expenses and deposits	(1,247)	(349)	286
Accounts payable and accrued liabilities	1,662	183	(1,368)
Other liabilities	(352)	228	(723)
Non-cash impact of foreign exchange	(17)	(194)	36
Change in non-cash working capital related to operating activities	$391	$(908)	$210

Other Cash Flow Disclosures

	2022	2021	2020
Cash interest received	$452	$190	$190
Cash taxes paid	$46	$35	$12

Note 18: Economic Dependence

We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the U.S. to produce the clinical-grade pelareorep active ingredient and a second toll manufacturer to formulate finished product required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturers has the potential to delay the progress of our clinical trial program. We have used another toll manufacturer in the U.K. that has also produced clinical-grade pelareorep at a smaller scale. We have attempted to mitigate this risk by identifying an alternative toll manufacturer, establishing stability profiles for long-term storage of pelareorep, and producing sufficient pelareorep in advance of patient enrollment in a particular clinical trial.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 19: Components of Expenses

	2022	2021	2020
Research and development expenses
Clinical trial expenses	$4,970	$3,205	$3,055
Manufacturing & related process development expenses	2,148	1,547	3,384
Intellectual property expenses	544	618	907
Translational science expenses	264	673	318
Personnel-related expenses	6,023	4,754	4,135
Share-based compensation expense	1,371	2,087	1,043
Other expenses	112	36	103
	$15,432	$12,920	$12,945

General and administrative expenses
Public company-related expenses	$6,790	$8,161	$7,432
Office expenses	3,303	2,963	3,120
Share-based compensation expense	1,007	1,739	1,516
Depreciation - property and equipment	93	130	89
Depreciation - right-of-use assets	299	322	357
	$11,492	$13,315	$12,514
In 2022, our research and development personnel-related expenses included employee compensation and benefits of $5,983 (2021 - $4,645; 2020 - $3,775).
In 2022, our general and administrative office expenses included employee compensation and benefits of $2,870 (2021 - $2,542; 2020 - $2,635).

Note 20: Related Party Transactions
Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling our activities as a whole. We have determined that key management personnel consists of the Board of Directors, the President and Chief Executive Officer, and the executives who report directly to the President and Chief Executive Officer.

	2022	2021	2020
Short-term employee compensation and benefits	$4,308	$3,919	$3,515
Termination benefits	—	—	495
Share-based compensation expense	1,615	2,703	1,758
	$5,923	$6,622	$5,768

Note 21: Subsequent Events
Between January 1, 2023 and March 2, 2023, we issued 1,499,044 shares for gross proceeds of US$2,570 through our June 2022 ATM equity distribution agreement.