Form 20-F
period 2023-12-31
ONCOLYTICS BIOTECH INC
filed 2024-03-12
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2023

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 74,423,960 common shares as at December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

SUMMARY OF RISK FACTORS

Investing in our securities, including our common shares ("Common Shares"), involves a high degree of risk. You should carefully consider the risks summarized below and other risks that we face, a detailed discussion of which can be found under “Item 3. Key Information – D. Risk Factors” below, together with other information in this annual report on Form 20-F and our other filings with the SEC. This summary list of risks is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and our business and financial results. If any of these risks actually occur, our business, financial condition, and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

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
•Our business, including our research and development operations, has been and may continue to be adversely affected by the COVID-19 pandemic and global political conflicts;

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

•Director and officer liability insurance is costly;
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

While we have chosen to test pelareorep in specific clinical indications based in part on our understanding of its mechanisms of action, our understanding may be incorrect or incomplete and, therefore, our pelareorep may not be effective against the diseases tested in our clinical trials.

Our rationale for selecting the particular therapeutic indications for pelareorep is based in part on our understanding of its mechanism of action. However, our understanding of pelareorep's mechanism of action may be incomplete or incorrect, or the mechanism may not be clinically relevant to the diseases treated. In such cases, pelareorep may prove to be ineffective in the clinical trials for treating those diseases, and adverse clinical trial results would likely negatively impact our business and results from operations.

The incidence and prevalence for target patient populations of our product candidate is based on estimates and third-party sources. If the market opportunities for our product candidate is smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our business, financial condition, results of operations, and prospects may be materially adversely affected.

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
Our business, including our research and development operations, has been and may continue to be adversely affected by a variety of external factors outside our control, including the COVID-19 pandemic and global political conflicts.
During 2023, general market conditions resulting from high inflation, high interest rates, global supply chain issues, global political conflicts, coronavirus infectious disease 2019 (COVID-19), bank failures, general economic uncertainty and other macroeconomic factors, as well as market conditions affecting companies in the life sciences industry in general, have touched elements of our business operations. We believe the impact on our overall business to date has not been significant. As well, we believe our financial condition, liquidity, and longer-term strategic development remain on track. However, these events have caused and may continue to cause significant fluctuations in stock markets, global economic activity, including inflation and rising interest rates, and healthcare systems. The scale and duration of these developments remain uncertain and could affect our ability to finance and execute our operations.
We face various risks related to public health issues, including epidemics, pandemics, and other outbreaks, such as the lingering effects of the COVID-19 pandemic. The effects and potential effects of the COVID-19 pandemic, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations, create significant uncertainty. In addition, the COVID-19 pandemic may cause an increase in costs resulting from our efforts to mitigate the effects. The extent to which the COVID-19 pandemic may continue to affect our business will depend on continued developments, including the duration of the pandemic and the extent of any further resurgences in cases in geographic areas where we operate, the emergence of new variants, some of which have been, and may be in the future, more transmissible or virulent than the initial strain, the timing, availability and acceptance of effective medical treatments and vaccines, the impact on capital and financial markets and the related impact on consumer confidence and spending, all of which are uncertain and cannot be predicted. Even if the COVID-19 pandemic subsides, we may continue to suffer an adverse impact on our business due to the global economic effect of the pandemic, including any economic recession that has occurred or may occur in the future.
In recent years, there have been various global political conflicts. The extent and duration of the military action, sanctions, and resulting market disruptions could be significant and could potentially have a substantial negative impact on the global economy and/or our business for an unknown period of time. The ramifications of the hostilities and sanctions may not be limited to these geopolitical areas. They may spill over to and negatively impact other regional and global economic markets (including Europe and the United States), companies in other countries, and various sectors, industries and markets for securities and commodities globally. Any such volatility and disruptions may also magnify the impact of other financial market risks and uncertainties described herein.

Recent bank failures could impair our ability to access our existing cash, cash equivalents, and marketable securities and to timely pay key vendors and others. For example, on March 10, 2023, Silicon Valley Bank (SVB) was placed into receivership with the Federal Deposit Insurance Corporation (FDIC), resulting in all funds held at SVB being temporarily inaccessible by SVB’s customers. Although we did not have any funds in SVB or other institutions that have been closed, we cannot guarantee that the banks or other financial institutions that hold our funds will not experience similar issues. If other banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, and we may lose, some or all of our existing cash, cash equivalents, and marketable securities to the extent those funds are not insured or otherwise protected by the FDIC or Canadian Deposit Insurance Corporation (CDIC). In addition, in such circumstances we might not be able to timely pay key vendors and others. We regularly maintain cash balances that are not insured or are in excess of the FDIC/CDIC’s insurance limit. Any delay in our ability to access our cash, cash equivalents, and marketable securities (or the loss of some or all of such funds) or to timely pay key vendors and others could have a material adverse effect on our operations and cause us to need to seek additional capital sooner than planned.
In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on terms favorable to us, or at all, and could have material adverse impacts on our liquidity, our business, financial condition or results of operations.
The extent to which these events might prolong and/or cause significant disruptions to our business and materially impact our results of operations, including our ongoing and planned clinical studies and manufacturing activities, will depend on future developments. These future developments are highly uncertain, cannot be predicted, and could negatively impact our business.
The increasing use of social media platforms presents new risks and challenges.
Social media is increasingly being used to communicate about our clinical development programs and the diseases our product candidate is being developed to treat. We intend to utilize appropriate social media in connection with communicating about our development programs. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to report an alleged adverse event during a clinical trial. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations, or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our investigational products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website, or a risk that a post on a social networking website by any of our employees may be construed as inappropriate promotion. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions, or incur other harm to our business.
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
We may not be able to secure a partnership for pelareorep which could halt future development.
We are seeking a partner to continue the clinical development and commercialization of pelareorep. We do not have the financial resources to complete the necessary development work internally and should we not be able to secure a partnership, future development of pelareorep may not continue.

Financial Condition Risks

We have no operating revenues and a history of losses. We have no products approved for commercial sale, and we may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company. We have incurred significant losses since our inception. To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2023, we had an accumulated deficit of $446.0 million and we incurred net losses of $27.8 million, $24.8 million, and $26.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. We anticipate that we will continue to incur significant losses during 2024 and in the foreseeable future. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. We do not expect to reach profitability at least until after the successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2023, we had cash and cash equivalents of $34.9 million. We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our preclinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting, and enforcing our patent claims, and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

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

A Fast Track designation from the FDA, even if granted, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidate will receive marketing approval.

We have received a Fast Track designation for the treatment of advanced/metastatic unresectable pancreatic ductal adenocarcinoma (PDAC) using pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel, and we may seek additional Fast Track designations for our other programs. Fast Track designation is designed to facilitate the development and expedite the review of therapies to treat serious conditions and fill an unmet medical need. A clinical program that receives Fast Track designation may benefit from more frequent meetings and communications with the FDA to discuss development plans and ensure the collection of appropriate data needed to support approval.

The FDA has broad discretion whether or not to grant this designation. Even if we believe a particular program is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Although we have received Fast Track designation for pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxe for the treatment of advanced/metastatic PDAC, and even if we receive additional Fast Track designations for our product candidate, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may also withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Furthermore, such a designation does not increase the likelihood that pelareorep will receive marketing approval in the United States. Many product candidates that have received Fast Track Designation have ultimately failed to obtain approval.

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

We are subject to the restrictions and conditions of the Pancreatic Cancer Action Network (PanCAN) Therapeutic Accelerator Award Agreement. Failure to comply with the agreement may adversely affect our financial condition and results of operations.

We received a grant from PanCAN to fund a Phase 1/2 pancreatic cancer study investigating pelareorep in combination with modified FOLFIRINOX. If we are found to have used any grant proceeds for purposes other than intended or is in violation of the terms of the grant, then we may be required to repay the grant proceeds received. A failure to maintain compliance with the grant may require us to reimburse all or a portion of the PanCAN grant which may cause a halt of delay in ongoing operations, which may adversely affect our financial condition and operating results.

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

Director and officer liability insurance is costly.

We carry liability insurance on behalf of our directors and officers. Given the number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become costly. Because we have limited financial resources, we may forego or delay pursuit of certain opportunities, which could later have a material adverse impact on our business, operating results, and financial condition.
We are dependent on our key employees and collaborators.

Our ability to develop the product will depend, to a great extent, on our ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Intense competition for attracting key skill-sets may limit our ability to retain and motivate key personnel on acceptable terms. We are highly dependent on the principal members of our management staff as well as our advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with us are affected by a number of influences outside of our control. In the U.S., the SEC recently adopted mandatory clawback rules which requires listed companies to adopt a clawback policy providing for recovery of incentive-based compensation awarded to executive officers if we are required to prepare an accounting restatement resulting from material noncompliance with financial reporting requirements. There is the potential that new compensation rules will make it more difficult for us to attract and retain executive officers. The loss of key employees and/or key collaborators may affect the speed and success of product development.

We may experience difficulties in managing growth-related risks, which could negatively affect our operating results and business
Our future financial performance and our ability to commercialize pelareorep and compete effectively will depend, in part, on our ability to effectively manage any future growth. We may be subject to growth-related risks including pressure on its internal systems and controls. Our ability to manage its growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Inability to deal with this growth could have a material adverse impact on our business, operations and prospects. We may experience growth in the number of our employees and the scope of its operating and financial systems, resulting in increased responsibilities for its personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage our current operations and any future growth effectively, we will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that we will be able to manage such growth effectively, that our management, personnel or systems will be adequate to support our operations or that we will be able to achieve the ability to generate the levels of funding commensurate with the increased levels of operating expenses associated with this growth.

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
In March 2022, the U.S. and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden in October 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results
Failure to comply with data protection laws and regulations both within and outside of the U.S. could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.
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
The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. Holders.

U.S. holders of Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future taxable years. If the Company is a PFIC for any year during a U.S. Holder’s (as defined below) holding period of the Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. Holder makes a timely and effective qualified electing fund election (“QEF Election”) or a mark-to-market election with respect to the Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.” Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
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
We may be subject to securities litigation, which is expensive and could divert our management’s attention.
In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Regardless of the merits or the ultimate results of such litigation, securities litigation brought against us could result in substantial costs and divert our management’s attention from other business concerns.

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
We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. In addition, we may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.
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

Pelareorep is a proprietary isolate of reovirus, a naturally occurring, non-pathogenic double-stranded RNA (dsRNA) virus commonly found in environmental waters. Pelareorep has shown promising results in changing the tumor microenvironment (TME). This creates a more favorable TME, which in turn makes the tumor more susceptible to various treatment combinations. These treatments include chemotherapies, checkpoint inhibitors, as well as other immuno-oncology approaches such as CAR T therapies, bispecific antibodies, and CDK4/6 inhibitors. Pelareorep induces a new army of tumor-reactive T cells, helps these cells to infiltrate the tumor through an inflammatory process, and promotes the overexpression of PD-1/PD-L1. By priming the immune system with pelareorep, we believe we can increase the proportion of patients who respond to immunotherapies and other cancer treatments, especially in cancers where immunotherapies have failed or provided limited benefit.
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
As our clinical development program advances, we anticipate pelareorep's ability to enhance innate and adaptive immune responses within the TME will play an increasingly important role. This greatly increases opportunities for expanding our clinical program, business development, and partnering opportunities to address a broad range of cancers in combination with various other therapies. We believe this approach has the most promise for generating clinically impactful data and offers the most expeditious path to regulatory approval.
Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer (mBC) and metastatic pancreatic ductal adenocarcinoma (PDAC) to registration-enabled clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
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
•Selective viral replication in permissive cancer cells that leads to tumor cell lysis.

•Activation of innate immunity in response to the infection, which results in a cascade of chemokines/cytokines, causing natural killer (NK) cells to be activated and attack cancer cells.
•Induction of adaptive immune responses capable of attacking tumors by targeting tumor- and virus-specific antigens.
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
Clinical data to date indicate the following:
•More than 1,500 patients have received at least one dose of study treatment in clinical studies with pelareorep. Of these, more than 1,100 patients received pelareorep, over 600 patients in Oncolytics-sponsored trials, and over 500 in investigator-sponsored trials received pelareorep.
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
•Efficacy results from clinical studies show that treatment with pelareorep can improve the outcome of cancer patients with a variety of different tumors:
•In a randomized Phase 2 study with 74 mBC patients, known as IND.213, treatment with pelareorep plus paclitaxel versus paclitaxel alone demonstrated a statistically significant improvement in median overall survival (OS): 17.4 months versus 10.4 months, respectively (HR = 0.65; 80% CI 0.46–0.91; p=0.1). In a post hoc subgroup analysis of patients with HR+/HER2- diseases, the median OS benefit from the addition of pelareorep to paclitaxel was even greater compared to paclitaxel alone: 21.0 months versus 10.8 months, respectively (HR = 0.60; p=0.1). A second randomized Phase 2 study, BRACELET-1, in metastatic HR+/HER- breast cancer patients who had failed hormonal therapy showed that pelareorep combined with paclitaxel improved both median progression-free survival (PFS) (9.5 months vs. 6.3 months) and confirmed objective response rate (ORR) (37.5% vs. 13.3%) compared to paclitaxel alone.
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
•In the GOBLET platform study results, the ORR and disease control rate (DCR) were 62% and 85%, respectively, in the first-line advanced/metastatic PDAC patients treated with the combination of pelareorep, atezolizumab and gemcitabine/nab-paclitaxel. The observed ORR is substantially higher than the average ORR of ~25% reported in historical control trials of gemcitabine and nab-paclitaxel in metastatic pancreatic cancer. Additional data also included:
◦Eight of thirteen evaluable patients achieved a partial response (PR)
◦Three of thirteen evaluable patients achieved stable disease (SD)
◦The cohort exceeded the protocol-specified success criterion for Stage 1 of ≥ 3/12 objective responses
•In a single-arm study of gemcitabine plus pelareorep, known as REO 017, first-line patients with metastatic pancreatic ductal adenocarcinoma, had a median OS of 10.2 months with 1-year and 2-year survival rates of 45% and 24%, respectively. These results were encouraging when compared to 20–22% and 2–5%

benchmark 1-year and 2-year survivals, respectively, for metastatic PDAC patients treated with gemcitabine alone from two different phase 3 studies.
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
•Preliminary results from the anal carcinoma cohort of the GOBLET platform study showed ORR of 37.5% in second-line or later patients with squamous cell carcinoma of the anus treated with pelareorep plus atezolizumab, which compares favorably to the 10-14% ORRs reported in recent clinical trials of checkpoint inhibitor therapy is a similar second-line or later anal carcinoma populations. This cohort has exceeded the Stage 1 success criterion of ≥2 responses in the first 10 patients.
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

2.Induction of Innate Immunity
Preclinical and clinical studies provide compelling evidence that pelareorep functions as a systemically-delivered immunogenic agent that acts locally at the site of the tumor. Indeed, preclinical studies demonstrated that cancer cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory environment promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T cells, altering the tumor microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independently of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus, in turn, stimulate the innate antitumor activity of NK cells and aid in the priming of specific antitumor cytotoxic lymphocyte, demonstrating that dendritic cell recognition of reovirus may trigger a beneficial innate immune response.
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
3.Induction of Adaptive Immunity
Adaptive anti-tumor immunity eliminates existing cancer cells and performs constant surveillance, preventing relapse, and increasing overall survival. An adaptive immune response requires two signals: a signal from an APC, as well as a co-stimulation signal in the form of cytokines. In the absence of either signal, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (TAAs) and viral-associated antigens (VAAs) for processing and presentation by APCs, such as dendritic cells. Through this process, pelareorep facilitates the display of existing tumor specific antigens and novel ‘foreign’ antigens on the surface of infected tumor cells and APCs resulting in the expansion of these tumor specific T cell subsets. While it is difficult to identify the expansion of novel tumor T cell specific clones, we have identified expansion of pre-existing tumor specific T cell clones in the blood of pela treated subjects. Preliminary data suggests that the expansion of these clones correlates with reductions in tumor volume. Simultaneously, pelareorep induces an increase in inflammatory response including the expression of co-stimulatory molecules and inflammatory cytokines. Together, these pelareorep-mediated immunological events initiate adaptive anti-tumor immunity.
By promoting the expansion of existing tumor specific T cells and the putative expression of novel antigens and the release of inflammatory cytokines, pelareorep, promotes an inflamed tumor phenotype. An inflamed tumor phenotype is characterized by NK and T cell infiltration, increased expression of chemokines/cytokines, and increased expression of checkpoint ligands such as PD-L1. This phenotype correlates with an increase in overall survival and has a positive prognostic value for early-stage cancers. In patients with metastatic cancer, an inflamed tumor phenotype is associated with better clinical outcomes when treated with immunotherapies, including immune checkpoint inhibitors, cancer vaccines, and adaptive T cell therapies. By promoting an inflamed tumor phenotype, pelareorep primes an anti-cancer immune response (Figure 2).

Figure 2. Pelareorep primes an anti-cancer immune response

Pelareorep promotes an anti-cancer immune response.

Non-inflamed tumor
Partially-inflamed tumor
Inflamed tumor
NK cell
T-cell
Antigen Presenting Cell
Immune desert
“cold tumor”
Immune responsive
“hot tumor”

Clinical Development
Breast Cancer Program
In 2023, we announced BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel) data that showed pelareorep driving robust increases in PFS and confirmed overall response rate at the 2023 American Society of Clinical Oncology Annual Meeting (ASCO). A summary of response and PFS data from all 48 patients enrolled in BRACELET-1 was shown below:

	Paclitaxel (PTX) Monotherapy (n=15)	PTX + Pelareorep (n=16)	PTX + Pelareorep + Avelumab (n=17)[3]
ORR at Week 16[1]	3 (20%)	5 (31.3%)	3 (17.6%)
Confirmed ORR Over Course of Trial[2]	2 (13.3%)	6 (37.5%)	3 (17.6%)
mPFS (months)[2]	6.3 (95% CI: 3.9, NR)	9.5 (95% CI: 6.5, NR)	6.2 (95% CI: 4.0, NR)
PFS Hazard Ratio vs. PTX Monotherapy[2]	—	0.29 (95% CI: 0.09, 0.98)	1.31 (95% CI: 0.47, 3.65)
12-month PFS Rate (%)[2]	0 (95% CI: -, -)	32.8 (95% CI: 11.7, 92.4)	0 (95% CI: -, -)
1. Data from an October 2022 cut-off date. Three patients who withdrew consent prior to starting therapy and two patients who discontinued treatment after week 1 were considered non-responders and censored for PFS.
2. Data from a March 3, 2023 cut-off date. Numbers presented may change as they are derived from an unlocked database.
3. Data include all patients enrolled in trial. Response data presented by Clark et al. at ASCO 2023 included the 45 randomized patients and excluded participants in the three-patient safety run-in in cohort 3.
CI: Confidence interval; NR: Not reached; mPFS: median progression-free survival.
Additional key biomarker and safety findings included:
•Association between T cell expansion and efficacy measures: A statistically significant increase in T cell fraction, a measure of T cell expansion, was observed in cohort 2 (paclitaxel + pelareorep) but not in cohort 3 (paclitaxel + pelareorep + avelumab)
•Generally favorable and manageable safety profile: Pelareorep displayed a manageable safety profile consistent with what has been observed in prior clinical trials that have collectively treated over 1,100 patients
The results of this study provided important confirmatory data in a patient population similar to our IND.213 study, in which we observed a statistically significant near-doubling of median OS with pelareorep treatment in HR+/HER2- mBC. These data further de-risk our path to registration, increasing the likelihood of clinical success and potentially allowing for the use of PFS as a primary endpoint.
In addition to the data presented at ASCO, we continued monitoring BRACELET-1 patients for survival to allow the assessment of median OS in all treatment groups, which we expect to occur in 2024. We also reviewed our BRACELET-1 data with key opinion leaders to investigate different trial designs as we move toward defining our breast cancer licensure-enabling study.
In 2023, we also presented data from our AWARE-1 study at the Society for Immunotherapy of Cancer 38th Annual Meeting (SITC 2023) and 2023 San Antonio Breast Cancer Symposium (SABCS). In the AWARE-1 study, early-stage HR+/HER2- breast cancer patients were enrolled in two cohorts; those in cohort 1 received pelareorep and letrozole, while patients in cohort 2 received pelareorep, letrozole, and atezolizumab.
SITC 2023:
Samples from cohort 2 were evaluated using a biomarker panel of 37 conjugated antibodies that bind to tumor antigens and immune cells. Novel imaging mass cytometry (IMC) technology was used to visualize cellular interactions down to the single cell level and showed an increase in PD-L1 positivity and cytotoxic T cells. This translational data will be incorporated into the registrational program for HR+/HER2- metastatic breast cancer.

2023 SABCS:
Samples from both AWARE-1 cohorts were evaluated, showing pelareorep induced the expansion of existing TIL clones, which are presumed to be anti-tumor T cells and new clones. These data are consistent with results from posters recently presented at the SITC and ESMO meetings and affirm that pelareorep functions as an immunotherapeutic agent.
•As previously reported, the majority of patients in both cohorts achieved an increase in CelTIL scores, which is correlated with improved patient outcomes, with 60% of patients in Cohort 2 achieving a 30% increase in CelTIL scores, the primary endpoint of the study
•Tumor T cell fractions showed that TILs increased in both study cohorts (1.27 fold in Cohort 1, 2.74 fold in Cohort 2), with a greater increase in Cohort 2, which included pelareorep and the checkpoint inhibitor
•Clonal expansion results showed that pelareorep induced an expansion of TILs in tumor and peripheral blood with:
–In tumors, new clones were more prominent
–In peripheral blood, existing clones were more prominent
–In cohort 2 containing atezolizumab, there was greater overall expansion
Gastrointestinal Cancer Program
In addition to our breast cancer program, we continued to explore pelareorep in gastrointestinal cancers through our GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) platform study. In 2023, we completed enrollment in the advanced/metastatic PDAC cohort/Stage 1 and third-line metastatic colorectal (CRC) cohort/Stage 1, and continued to monitor patients and patient outcomes. In our advanced anal cancer cohort, we continued enrolling patients and evaluating patient outcomes. We also presented data from our advanced/metastatic PDAC, third-line metastatic CRC, and anal cancer cohorts at various conferences throughout the year.
GOBLET's PDAC cohort survival data reported at ESMO
Updated data from GOBLET's PDAC cohort was presented at the European Society for Medical Oncology (ESMO) Congress 2023 showing an objective response rate and interim survival data exceeding historical control trials1-4. A summary of the findings was as follows:
Tumor Responses:
•ORR of 62% (54% confirmed by two or more consecutive scans)
•A DCR of 85%
Survival data:
•Median duration of response was 5.7 months
•Median PFS was 7.2 months
•Interim 12-month survival rate was 46%
•Interim median OS was 10.6 months
T Cell populations analysis of the changes of T cell clones and tumor-infiltrating lymphocytes (TILs) showed:
•Expansion of pre-existing and new T cell clones, including the expansion of TIL-specific clones
•A correlation between the expansion in the blood of TIL-specific clones and tumor response

Safety:
•The treatment combination has been well tolerated with no safety concerns
•Most common grade 3 and 4 treatment-related adverse events were related to red and white blood cell counts (anemia, neutropenia and decreased neutrophil counts), but were transient

References
1.Von Hoff D et al. N Engl J Med 2013; 369:1691-1703 DOI: 10.1056/NEJMoa1304369
2.O’Reilly et al. Eur J Cancer. 2020 June; 132: 112–121. DOI:10.1016/j.ejca.2020.03.005
3.Karasic et al. JAMA Oncol. 2019 Jul 1; 5(7):993-998. DOI: 10.1001/jamaoncol.2019.0684
4.Tempero et al. Ann Oncol. 2021 May; 32(5):600-608. DOI: 10.1016/j.annonc.2021.01.070
GOBLET's third-line metastatic CRC cohort efficacy data reported at ESMO
This arm was the second consecutive arm within the GOBLET platform study to meet its respective success criteria and to be eligible to move to full enrollment. The interim results from the third-line metastatic CRC cohort included:
•6 of 15 enrolled patients had SD as their best response, including 4 patients demonstrating SD at week 16
•These patients demonstrated a 40% DCR, a PFS of 2.8 months, a median OS of 8.0 months, and a 12-month survival rate of 33%
•The data suggested that pelareorep was taken by tumor cells and stimulated T cell expansion even in heavily pre-treated colorectal cancer patients
GOBLET's anal cancer cohort efficacy data reported at IMACC
Interim data presented at the 2nd International Multidisciplinary Anal Cancer Conference (IMACC) 2023 on patients with second-line or later, unresectable squamous cell carcinoma of the anal canal (SCCA) achieved the pre-defined success criteria. A summary of interim data and findings from the SCCA arm included:
•Tumor Responses: Interim ORR of 37.5% based on one patient with a complete response (ongoing at 12 months) and two patients with a PR (one at week 8, one ongoing at week 16)
•Safety: No safety signal was observed, consistent with previously reported cohorts from the GOBLET study
As well, in 2023, we were selected by the Pancreatic Cancer Action Network (PanCAN) as the recipient of its US$5 million Therapeutic Accelerator Award. This grant will enable us to continue our research on a clinical trial with pelareorep in combination with modified FOLFIRINOX (mFOLFIRINOX) chemotherapy with or without Tecentriq® in pancreatic cancer patients.
Patents and Trade Secrets
We rely on our patent portfolio to protect the development of pelareorep. Currently, we have 150 issued patents including 15 issued in the U.S. and 7 in Canada. We also have 16 patents pending in the U.S., Canada, and other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus and formulations that we use in our clinical trial program. These patent rights extend to at least the end of 2031.
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
•Expedited Development and Review Programs - The FDA has several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, eligibility for these programs does not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.
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
Market and Competition
According to estimates for 2024 from the American Cancer Society, more than 2.0 million Americans are expected to be diagnosed with cancer in the year, and approximately 611,720 Americans are expected to die of cancer. Cancer is the second most common cause of death in the U.S., exceeded only by heart disease. In the United States, the relative lifetime risk of a male or female developing cancer is 1 in 2 and 1 in 3, respectively (Source: American Cancer Society's Cancer Facts & Figures

2023). It was projected that there will be 205,475 new patients with HR+/HER2- mBC in 2023. (Source: https://seer.cancer.gov/statfacts/html/breast-subtypes.html (accessed Feb 9, 2023)
The costs of this disease state are also significant. In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2023 that The National Cancer Institute estimated that the 2020 cancer-related medical costs were $208.9 billion.
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
Corporate Social Responsibility and ESG
As a rapidly growing, clinical-stage biotech company, we are not yet in a position to implement a broad-based ESG policy and program. However, our corporate goals are inspired by our potential to impact the care of patients with cancer, especially those with late-stage breast and pancreatic cancers and are informed by our corporate values of acting with integrity, collaboration, innovation, and embracing diversity. In 2023, our corporate goals focused on certain clinical, manufacturing, and business operations and support our desire to obtain an approval for an innovative cancer treatment that extends patient lives. Each year we work hard to achieve our goals and objectives while maintaining a respectful, collaborative, and caring work environment. While we do not formally report on our ESG policies and compliance, we publicly disclose elements of our ESG activities. Our governance policies like our board mandates, code of ethics and conduct, and our public filings are all on our website at https://oncolyticsbiotech.com/investor-overview/corporate-governance/. Our website is not incorporated herein by reference.

C.Organizational Structure

On December 31, 2023, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company. In addition, Oncolytics Biotech (U.S.) Inc., a Delaware corporation, is a material wholly-owned subsidiary of OBB.

D.Property, Plant and Equipment

We currently lease our head office in Calgary, Alberta, Canada as well as our office spaces in San Diego, California, U.S. and Barbados. We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. - D. Operating Results, Liquidity and Capital Resources, Research and Development, Patents and Licenses, Trend Information

Please see our 2023 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

E. Critical Accounting Estimates
Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and senior management as at March 7, 2024, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
Patricia Andrews New York, USA(3)(4)	Director
Ms. Andrews was the CEO of Sumitomo Pharma Oncology, Inc., a clinical-stage research and development biopharmaceutical company, and Global Head of Oncology and an Executive Officer for Sumitomo Pharma Co., Ltd. from 2017 to 2023. Prior to joining this organization in 2013, she was Executive Vice President and Chief Commercial Officer at Incyte for four years, where she established the commercial organization and launched its first-in-class, first-in-disease oncology product Jakafi®. She was also responsible for business development and completed multiple significant product licensing deals for Incyte. Ms. Andrews held increasing leadership positions at Pfizer from 1991-2008, with her final role being Vice President and General Manager of the U.S. Oncology Business Unit. Ms. Andrews received her M.B.A. from the University of Michigan and her B.A. from Brown University. Ms. Andrews also serves on the board of GlycoMimetics.
January 5, 2024
Deborah M. Brown, MBA, ICD.D(1)(2) Ontario, Canada	Director
Ms. Brown currently leads Canadian Strategic Partnerships at Eversana, a leading provider of global commercial services to the life sciences industry. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She also currently sits on the Board of the HBSPCA. Ms. Brown holds an MBA from Western University’s School of Business, an Hons B.Sc. from the University of Guelph, and has completed the Institute of Corporate Directors Designation (ICD.D).
November 2, 2017
Matthew Coffey, PhD, MBA Alberta, Canada	President and Chief Executive Officer and Director	A co-founder of the Company, Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey took over as Chief Executive Officer in late 2016, prior to which he was Chief Operating Officer since December 2008. Since co-founding Oncolytics he has also held the positions of Chief Scientific Officer from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004, and Chief Financial Officer from September 1999 to May 2000.	May 11, 2011
Allison Hagerman, P.Eng., PMP, MBT Alberta, Canada	Vice President, Product Development	A Professional Engineer focused on biotechnology, Ms. Hagerman joined Oncolytics in 2010. Prior to being appointed as Vice President of Product Development, Ms. Hagerman was the Director, Manufacturing and Engineering from 2013-2017 and Project Manager from 2010-2013. Ms. Hagerman is a Professional Engineer (P.Eng., APEGA) and Project Management Professional (PMP, PMI). She holds a Master of Biomedical Technology (MBT) degree from the University of Calgary, and B.Sc. degrees in both Chemical Engineering and Biological Sciences.	N/A

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
Thomas C. Heineman, MD, PhD California, USA	Chief Medical Officer
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
N/A
Angela Holtham, MBA, FCPA, FCMA, ICD.D(1)(2) Ontario, Canada	Director	Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. In more recent years she has held numerous governance roles on various Boards in both the publicly traded and not-for-profit sectors and held short term contract positions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).	June 18, 2014
Amy G. Levin, RN, BSN California, USA	Vice President, Clinical Operations
Ms. Levin brings over two decades of clinical research and development operations experience investigating a broad range of oncology drug candidates. Prior to joining Oncolytics in 2020, Ms. Levin was the Senior Director of Clinical Operations at Puma Biotechnology, where she established the clinical operations team and was responsible for multiple global clinical programs leading to the approval of neratinib (Nerlynx®). She also held increasing leadership positions in her role as Director, Clinical Program Leader at Cougar Biotechnology (Janssen, Pharmaceutical Companies of J&J), working on their lead drug candidate abiraterone acetate (ZYTIGA®). Earlier in her career, Ms. Levin held several different clinical research and sales roles at Merck Vaccines and Amgen.

Ms. Levin earned a Bachelor of Science degree in Nursing (BSN) from the University of Texas at Austin.
N/A
Kirk Look, CPA, CA, MSJ Alberta, Canada	Chief Financial Officer	Mr. Look joined Oncolytics as the Company's Controller in April 2003, and assumed the role of Chief Financial Officer in November 2012. Prior to joining Oncolytics, from 2000 to April 2003, Mr. Look was Manager of Audit and Assurance Services with Ernst & Young LLP in Canada. From 1998 to the end of 1999, Mr. Look held the positions of Audit Manager and Senior Accountant at Ernst & Young LLP in Chile. Mr. Look is a Chartered Professional Accountant, and holds a Master of Science in Jurisprudence (MSJ) from the Seton Hall University School of Law and a Bachelor of Commerce from the University of Calgary.	N/A

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
James T. Parsons, MAcc, CPA, CA(1)(3) Ontario, Canada	Director	Mr. Parsons served as the Chief Financial Officer (CFO) of Trillium Therapeutics Inc. (TSX: TRIL) (NASDAQ: TRIL) from August 2011 through its acquisition by Pfizer in November 2021 for an aggregate purchase price of approximately U.S.$2.2 billion. Prior to his time at Trillium, Mr. Parsons served as Vice President, Finance, at DiaMedica Therapeutics Inc, CFO of ProMIS Neurosciences (formerly Amorfix Life Sciences Ltd.), and CFO and Vice President, Finance and Administration, at Aptose Biosciences Inc. (formerly Lorus Therapeutics). Mr. Parsons has been a Director and the Chair of the Audit Committees of Sernova Corp. (TSX: SVA) and DiaMedica Therapeutics Inc. (NASDAQ: DMAC) since 2012 and 2015, respectively.	June 16, 2022
Wayne Pisano, MBA(5) Pennsylvania, USA	Chair of the Board
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
May 9, 2013
Jonathan Rigby, MBA(3) Louisiana, USA	Director	Mr. Rigby is currently an advisor to Guidepoint and until January 2024 was the Group Chief Executive Officer (CEO) of Revolo Biotherapeutics, where he led a team focused on the development of therapies for autoimmune and allergic diseases. Previously, he was the CEO of SteadyMed Ltd., which he led through a NASDAQ listing and sale to United Therapeutics Corporation. Prior to his time at SteadyMed, Mr. Rigby co-founded Zogenix, Inc., a CNS-focused specialty pharmaceutical company that was acquired by UCB in a transaction valued at up to approximately U.S. $1.9 billion. Before co-founding Zogenix, Mr. Rigby held roles of increasing responsibility in commercial and business development functions at large pharmaceutical companies such as Merck, Bristol Myers Squibb, and Profile Therapeutics (now Phillips Medical). In addition to his Oncolytics appointment, Mr. Rigby is also a member of the ImmunoMolecular Therapeutics Board of Directors and the Chairman of BioPlus Acquisition Corp., a Nasdaq-listed biotech acquisition company. He holds a B.S. with Honors in Biological Sciences from Sheffield University, UK, and an M.B.A. from Portsmouth University, UK.	August 30, 2022
Bernd R. Seizinger, MD, PhD(2)(4) New Jersey, USA and Munich, Germany	Director	Dr. Seizinger has been board member/chairman in multiple public and private biotech companies in the US and Europe. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University, and Massachusetts General Hospital. He also currently sits on multiple biotech boards, including four additional public boards: Aptose Biosciences, Aprea Therapeutics, Nykode Therapeutics, and BioInvent.	June 8, 2015
Notes:
(1)Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(2)Member of the Compensation Committee. Ms. Brown is Chair of this Committee.
(3)Member of the Governance Committee. Mr. Rigby is Chair of this Committee.
(4)Member of the Science & Development Committee. Dr. Seizinger is Chair of this Committee.
(5)Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, Governance, and Science & Development Committees.

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
B.Compensation

Board of Directors

Only the Corporation's independent directors receive compensation for their service on our board of directors. The following table sets forth information concerning the total compensation paid in 2023 to each member serving as director as at December 31, 2023.

Name	Fees Earned ($)(1)	Share- based awards ($)(2)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Deborah M. Brown	81,340	Nil	43,614	Nil	Nil	Nil	124,954
Angela Holtham	86,961	Nil	43,614	Nil	Nil	Nil	130,575
James T. Parsons	72,743	Nil	43,614	Nil	Nil	Nil	116,357
Wayne Pisano	110,493	Nil	54,517	Nil	Nil	Nil	165,010
Jonathan Rigby	63,788	Nil	43,614	Nil	Nil	Nil	107,402
Bernd R. Seizinger	80,348	Nil	43,614	Nil	Nil	Nil	123,962
Notes:
(1)Directors are paid fees in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.3226.
(2)The value of share-based and option based awards are based on the grant date assumptions as disclosed in note 11 "Share-Based Compensation" in our 2023 audited consolidated financial statements.

Each independent director receives a base retainer of US$40,000. In addition to the base retainer, directors are eligible to receive the following additional fees depending on committee involvement:
Additional Retainers (USD):

Board chair	$40,000
Audit Committee chair	$20,000
Governance Committee chair	$10,000
Compensation Committee chair	$12,000
Science & Development Committee chair	$15,000
Non-chair member of the Audit Committee	$10,000
Non-chair member of the Governance or Science & Development Committee	$5,000
Non-chair member of the Compensation Committee	$6,000
In addition to the combined retainer, the Corporation will grant 30,000 options annually for directors other than the Chair. The Chair will receive 37,500 options annually. All such options vest in their entirety one year following the grant date. New directors will be entitled to receive an initial grant of 45,000 options, which vest immediately. The Company does not provide pension plan benefits to its directors.

We also reimburse the directors for any reasonable expenses incurred by them while acting in their directors' capacity. During the year ended December 31, 2023, total compensation of $768,260 was paid to the independent directors which consisted of fee payments of $495,673 and option based awards of $272,587.
The following table sets forth for each director, other than the Named Executive Officers who are directors, all option-based awards outstanding as at December 31, 2023:

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date
Deborah M. Brown	5,263	5.42	11/7/2027
	30,000	3.40	3/8/2026
	30,000	1.14	6/16/2026
	30,000	2.76	8/15/2028
Angela Holtham	5,263	13.87	6/18/2024
	30,000	3.40	3/8/2026
	30,000	1.14	6/16/2026
	30,000	2.76	8/15/2028
James T. Parsons	45,000	1.14	6/16/2026
	30,000	2.76	8/15/2028
Wayne Pisano	37,500	3.40	3/8/2026
	37,500	1.14	6/16/2026
	37,500	2.76	8/15/2028
Jonathan Rigby	45,000	1.84	8/30/2026
	30,000	2.76	8/15/2028
Bernd R. Seizinger	5,263	7.60	6/8/2025
	30,000	3.40	3/8/2026
	30,000	1.14	6/16/2026
	30,000	2.76	8/15/2028
(1)As at December 31, 2023, all options granted to our directors had fully vested except for the options granted on August 15, 2023 (expiring August 15, 2028).
None of our directors hold share awards as at December 31, 2023.
Named Executive Officers

The following tables and discussion relate to compensation paid or earned by our Chief Executive Officer (CEO), Chief Financial Officer (CFO), and our three most highly compensated officers (other than CEO and CFO) who were serving as officers as at December 31, 2023 (collectively the "Named Executive Officers").
The following table sets forth information concerning the total compensation paid to our named executive officers in 2023.

Name and principal position	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(1)	Bonus ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(2)	Total compensation ($)
Dr. Matthew Coffey(3) President and Chief Executive Officer	735,223	401,890	760,146	257,328	Nil	Nil	91,436	2,246,023
Kirk Look Chief Financial Officer	533,404	196,443	366,180	149,353	Nil	Nil	74,786	1,320,166

Name and principal position	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(1)	Bonus ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(2)	Total compensation ($)
Dr. Thomas C. Heineman(4) Chief Medical Officer	615,207	184,575	342,774	172,258	Nil	Nil	46,999	1,361,813
Allison Hagerman Vice President, Product Development	410,313	53,529	98,639	100,527	Nil	Nil	64,631	727,639
Amy G. Levin(4) Vice President, Clinical Operations	423,232	45,316	83,801	74,066	Nil	Nil	57,132	683,547
Notes:
(1)The value of share- and option-based awards are based on the grant date assumptions as disclosed in note 11 "Share-Based Compensation" in our 2023 audited consolidated financial statements.
(2)The dollar amounts set forth under this column are related to contributions to the senior management's respective retirement savings plan and amounts provided for health care benefits by the Company.
(3)None of the compensation paid to Dr. Coffey related to his role as a director of the Company.
(4)U.S. Employees are paid salaries, bonuses, and other compensation in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.3226.

We have entered into employment agreements with our Named Executive Officers (each an "Employment Agreement"). The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 50% of his base salary, the Chief Financial Officer and Chief Medical Officer are eligible for a cash bonus of up to 40% of their respective base salary, the Vice President, Product Development is eligible for a cash bonus of up to 35% of her base salary, and the Vice President, Clinical Operations is eligible for a cash bonus of up to 25% of her base salary. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards. As well, the Employment Agreements provide that each member of the Company's senior management is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Company. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

The Company does not provide pension plan benefits to its Named Executive Officers and employees. The Company does not currently have a stock appreciation rights plan.
The following table sets forth for each Named Executive Officers all option-based and share-based awards outstanding as at December 31, 2023:

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date(2)	Number of shares or units of shares that have not vested (#)(3)	Market value or payout value of vested share-based awards not paid out or distributed ($)(4)
Dr. Matthew Coffey	25,263	16.53	12/11/2023	174,500	312,355
	77,263	3.99	12/1/2025
	42,105	2.66	1/16/2027
	175,000	1.45	12/13/2023
	300,000	3.17	12/11/2024
	420,000	3.40	3/8/2026
	65,000	2.08	12/10/2025
	100,000	2.31	12/9/2026
	301,000	2.76	8/15/2028

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date(2)	Number of shares or units of shares that have not vested (#)(3)	Market value or payout value of vested share-based awards not paid out or distributed ($)(4)
	350,000	1.91	12/8/2028
Kirk Look	16,842	16.53	12/11/2023	90,300	161,637
	48,842	3.99	12/1/2025
	31,578	2.66	1/16/2027
	125,000	1.45	12/13/2023
	250,000	3.17	12/11/2024
	155,000	3.40	3/8/2026
	55,000	2.08	12/10/2025
	80,000	2.31	12/9/2026
	105,000	2.76	8/15/2028
	231,700	1.91	12/8/2028
Dr. Thomas C. Heineman	70,000	2.84	8/1/2025	86,000	153,940
	100,000	3.17	12/11/2024
	120,000	3.40	3/8/2026
	55,000	2.08	12/10/2025
	80,000	2.31	12/9/2026
	88,900	2.76	8/15/2028
	231,700	1.91	12/8/2028
Allison Hagerman	2,105	16.53	12/11/2023	25,400	45,466
	2,421	6.84	12/11/2024
	5,263	3.90	12/9/2025
	7,894	2.66	12/28/2026
	30,000	2.73	12/14/2023
	80,000	1.45	12/13/2023
	200,000	3.17	12/11/2024
	45,000	3.40	3/8/2026
	55,000	2.08	12/10/2025
	80,000	2.31	12/9/2026
	21,700	2.76	8/15/2028
	72,800	1.91	12/8/2028
Amy G. Levin	50,000	2.27	9/1/2025	21,100	37,769
	30,000	3.17	12/11/2024
	25,000	2.08	12/10/2025
	25,000	2.31	12/9/2026
	21,700	2.76	8/15/2028
	56,700	1.91	12/8/2028
(1)As at December 31, 2023, all options granted to our Named Executive Officers had fully vested except for the options granted on March 8, 2021 (expiring March 8, 2026), December 9, 2022 (expiring December 9, 2026), August 15, 2023 (expiring August 15, 2028), and December 8, 2023 (expiring December 8, 2028).
(2)Under the terms of the Company's option plan, options that expire during a "blackout period" (or within five business days thereafter) are deemed to be extended to the tenth (10th) business day after the last day of the applicable blackout period.

(3)As at December 31, 2023, RSAs granted to our Name Executive Officers on August 15, 2023, and December 8, 2023, have not vested.
(4)These amounts are calculated based on the closing price of the Common Shares on the TSX on December 29, 2023 ($1.79).
Termination of Employment or Change of Control

The following table reflects amounts payable to each member of the Company's Named Executive Officers based on their respective Employment Agreements assuming that their employment was terminated on December 31, 2023 without cause or due to a change of control of the Company.

Name and principal position	Termination without Cause Severance(1)(2) ($)	Change of Control Severance(3) ($)
Dr. Matthew Coffey President and Chief Executive Officer	827,409	1,654,818
Kirk Look Chief Financial Officer	608,940	1,217,880
Dr. Thomas C. Heineman(3) Chief Medical Officer	500,706	500,706
Allison Hagerman Vice President, Product Development	475,694	475,694
Amy G. Levin(3) Vice President, Clinical Operations	363,201	363,201
Notes:
(1)Named Executive Officers are entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such member is terminated unless otherwise approved by the Board of Directors.
(2)Upon termination, unless otherwise approved by the Board of Directors, Named Executive Officers are entitled to receive the number of shares equal to the number of RSAs granted multiplied by a fraction (A) the numerator of which is the number of days from the grant date in respect of the applicable share award to the termination date; and (B) the denominator of which is the total number of days comprising the vesting period in respect of such share award. The shares will be issued at the earlier of the 31st day following the completion of the vesting period and the 90th day after the date such member is terminated.
(3)On a change of control of the Company, Named Executive Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such member is terminated. On a change of control of the Company, Named Executive Officers shall be entitled to all shares equal to the number of RSAs granted, whether vested or not. All applicable shares shall be issued effective immediately prior to the completion of the change of control transaction.
(4)U.S. Employees are paid in U.S. Dollars and are presented in U.S. dollars.
C.Board Practices

Our Board of Directors are elected by the shareholders at each Annual General Meeting (or Annual Special Meeting) and typically hold office until the next meeting, at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting (or Annual Special Meeting), at which time they may be re-elected or replaced. The chief executive officer, chief financial officer, and chief medical officer are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.
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
The compensation committee's primary purpose is to assist our Board of Directors in carrying out its responsibility for the Corporation's human resources and compensation policies and processes. The Compensation Committee's written mandate is located on the Company’s website at https://oncolyticsbiotech.com/investor-overview/corporate-governance/.
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
The Audit Committee's written mandate is located on the Company’s website at https://oncolyticsbiotech.com/investor-overview/corporate-governance/.

D.Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location:

By Function:	2023	2022	2021
Research and development	16	17	15
General and administrative	11	12	11
Total	27	29	26

By Geographic Location:	2023	2022	2021
Canada	15	15	15
United States of America	8	9	7
Other	4	5	4
Total	27	29	26
E.Share Ownership
See Item 6.B. and Item 7.A.
Equity Compensation Plan Information
We currently have two share-based compensation plans: the Stock Option Plan and the Share Award Plan.
Stock Option Plan
The following is a summary of the Corporation’s Amended and Restated Stock Option Plan (the “Stock Option Plan”) dated effective as of May 9, 2023.
The Corporation, with the approval of its Shareholders, has established the Stock Option Plan. The number of Common Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Corporation

(including the Share Award Plan) in aggregate shall not exceed 14% of the total number of issued and outstanding Common Shares from time to time.
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
The expiration of options is to be no greater than ten years from the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the Option is granted. Options are not transferable or assignable except to the person or persons to whom the participant’s rights pass by the participant’s will or applicable law following the death or permanent disability of a participant. The Stock Option Plan provides that if the expiration date of an Option occurs during a "blackout period" or within five (5) business days after a blackout period, such expiration date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable blackout period.
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
Share Award Plan
The following is a summary of the Corporation’s Amended and Restated Incentive Share Award Plan (the “Share Award Plan”) dated effective as of May 9, 2023.
The Corporation, with the approval of its Shareholders, has established the Share Award Plan. Under the Share Award Plan, the Board may, at such times and in such amounts as the Board may deem advisable in its sole and absolute discretion, issue Performance Share Awards (“PSAs”) to eligible employees, including officers, and Restricted Share Awards (“RSAs” and, together with PSAs, “Share Awards”) to Eligible Persons. The number of Common Shares reserved for issuance under the Share Award Plan and all other security based compensation arrangements of the Corporation (including the Stock Option Plan) in aggregate shall not exceed 14% of the total number of issued and outstanding Common Shares from time to time.

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
F.Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.
Clawback Policy
On November 2, 2023, the Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Clawback Policy") providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as at March 7, 2024, for:
•each person who is known by us to beneficially own more than 5% of our common shares;
•each of our directors;
•each named executive officers; and
•all of our directors and named executive officers as a group.
Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any common shares on or within 60 days upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person.
Except as otherwise indicated, the address of each person in the table below is 804, 322 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned(2)
5% and Greater Shareholders:
Anson Funds Management LP(1)	3,814,299	5.06%
Directors and Named Executive Officers:
Patricia Andrews	45,000	**
Deborah M. Brown	114,211	**
Angela Holtham	192,501	**
James T. Parsons	45,000	**
Wayne Pisano	264,941	**
Jonathan Rigby	45,000	**
Bernd R. Seizinger	380,126	**
Dr. Matthew Coffey	1,484,630	1.93%
Kirk Look	892,857	1.17%
Dr. Thomas C. Heineman	516,200	**
Allison Hagerman	516,717	**
Amy G. Levin	147,799	**
All directors and Name Executive Officers as a group	4,644,982	5.86%
** Less than 1% ownership
Notes:
(1)Based on information obtained from Form 13F filed by Anson Funds Management LP ("Anson") on February 14, 2024. In addition, according to that report, Anson's business address is 16000 Dallas Parkway, Suite 800, Dallas, Texas 75248.

Anson, our directors, and Named Executive Officers do not have different voting rights.
Shares Held in the United States
The following table indicates, as of March 7, 2024, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total number of holders of record	Total number of common shares issued and outstanding	Number of U.S. holders of record	Number of common shares held by U.S. holders of record	Percentage of common shares held by U.S. holders of record
195	75,419,768	59	58,969,830	78.19%

Change of Control
As of March 12, 2024, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.
Control by Others
To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or any other natural or legal person, severally or jointly.

B.Related Party Transactions
We have entered into employment contracts with each of our named executive officers (see Item 6).

Since the beginning of the fiscal year ended December 31, 2023, up to March 12, 2024, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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
E.Taxation

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this annual report, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to an investor who acquires Common Shares as beneficial owner and who, for the purposes of the Tax Act and at all relevant times: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Common Shares in connection with carrying on a business in Canada; (iii) deals at arm’s length with the Corporation and the Agent; (iv) is not affiliated with the Corporation or the Agent; (v) is not exempt from tax under Part I of the Tax Act; and (vi) acquires and holds the Common Shares as capital property (a “Non-Resident Holder”), all within the meaning of the Tax Act. Generally, the Common Shares will be considered to be capital property to a Non-Resident Holder provided that the Non-Resident Holder does not hold, and is not deemed to hold, the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.
Special rules, which are not discussed in this summary, may apply to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based upon the facts set out in this annual report, the current provisions of the Tax Act in force as of the date of this annual report and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date of this annual report. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this annual report (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.
Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative, or judicial decision or action, nor does it take into account or consider any other federal or any provincial, territorial or foreign income tax considerations (other than those described below under “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS”), which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA. No assurances can be given that the subsequent changes in law or administrative policy will not affect or modify the contents of this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. No representations concerning the tax consequences to any particular Non-Resident Holder are made. Non-Resident Holders should consult their own tax advisors with respect to the tax consequences to them in their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.
Currency
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must, to the extent such amounts are not in Canadian dollars, be converted into Canadian dollars based on an exchange rate determined in accordance with the Tax Act.
Dividends
Dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder who is the beneficial owner of the dividends and who is a resident of the United States for purposes of the Treaty, and who is fully entitled to the benefits of the Treaty, is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a Non-Resident Holder that is a company that beneficially owns at least 10% of the Common Shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.
Dispositions of Common Shares
A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, and a capital loss arising on such a disposition or deemed disposition will not be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” and is not “treaty-protected property” (each as defined in the Tax Act) of the Non-Resident Holder at the time of disposition or deemed disposition.
Provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the NASDAQ and TSX), at the time of the disposition or deemed disposition, the Common Shares will generally not constitute taxable Canadian property to a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances.

Taxation of Capital Gains and Capital Losses
If the Common Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition or deemed disposition (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Common Shares are greater (or are less) than the aggregate adjusted cost base of such Common Shares to the Non-Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition.
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Non-Resident Holder must be included in the Non-Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss realized by a Non-Resident Holder (an “allowable capital loss”) from dispositions of taxable Canadian property must generally be deducted against taxable capital gains realized by the Non-Resident Holder in that year from dispositions of taxable Canadian property. Certain excess allowable capital losses from the dispositions of taxable Canadian property may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years from dispositions of taxable Canadian property, subject to the detailed rules contained in the Tax Act. In addition, the disposition by a Non-Resident holder of Common Shares that are taxable Canadian property (other than “treaty-exempt property” as defined in the Tax Act) at the time of their disposition may be subject to certain withholding and reporting requirements under section 116 of the Tax Act.
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
Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other flow-through entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (i) are subject to special tax accounting rules with respect to Common Shares; or (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (k) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (l) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; or (m) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

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
Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

The Company: (a) will make available to U.S. Holders, upon their written request, information as to its status as a PFIC and the PFIC status of any subsidiary in which the Company owns more than 50% of such subsidiary’s total aggregate voting power and (b) for each year in which the Company is a PFIC, provide to a U.S. Holder, upon written request, such information and documentation that a U.S. Holder making a QEF Election with respect to the Company and such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. The Company may elect to provide such information on its website. With respect to any Subsidiary PFIC in which the Company owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring Common Shares, the Company will request that such Subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Company can provide no assurances that such Subsidiary PFIC will provide such information.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

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

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

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
We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements, or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR+") (www.sedarplus.ca), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.
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

Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2023, the Company’s internal control over financial reporting was effective based on those criteria.

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

ITEM 16 .  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of the Audit Committee members, Angela Holtham, Wayne Pisano, Deborah M. Brown, and James T. Parsons is an audit committee financial expert and each is independent pursuant to the Rule 5605(d)(2) of the Nasdaq Capital Market and Rule 10A-3 of the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see "Item 6A. Directors, Senior Management and Employees."

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

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2023. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2023.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2023 and 2022, Ernst & Young LLP (PCAOB ID: 1263) received the following fees:

Item	2023	2022
Audit fees(1)	$411,435	$307,742
Audit-related fees(2)	$—	$—
Tax fees(3)	$32,013	$26,862
All other fees(4)	$—	$—
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

The foregoing is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

Board Diversity Matrix (as of March 7, 2024)

Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	1
Did Not Disclose Demographic Background	—

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES
On March 5, 2020, the Company approved its amended Corporate Trading Policy, which sets forth guidelines that apply to directors, officers and employees of the Company and its subsidiaries. There are also specific guidelines that apply to directors and officers, as follows:
•The Insider Trading Policy provides for quarterly trading blackouts for all directors, officers and employees beginning five days prior to the meeting of the Audit Committee where the Financial Information will be reviewed and ending one day after public dissemination of the financial results of the fiscal quarter.
•Directors and officers should obtain pre-clearance for all trading activities from either the Chief Executive Officer or the Chief Financial Officer. This pre-clearance is intended to provide an additional review of current business initiatives to ensure that trading does not occur while material non-public information exists.
•Directors and officers must report all trading in securities to the Chief Financial Officer within 24 hours of the transaction taking place. Trading includes purchase and sale of securities, exercise of options, and transfer of securities.
•The policy prohibits trading while in possession of material non-public information regarding the Company and prohibits short selling, trading in derivative securities, hedging transactions and other similar types of speculative trading in the Company’s securities.
A copy of the Insider Trading Policy has been filed herewith as Exhibit 16.1.

ITEM 16K.  CYBERSECURITY
Description of Processes for Assessing, Identifying and Managing Cybersecurity Risks
The Company has a cybersecurity program, which uses technology and processes to help mitigate cybersecurity risks, with our management team working to monitor, assess, identify, and respond to potential cybersecurity incidents that threaten the Company. The program also focuses on security awareness and training for employees and contractors with access to Company facilities or systems. Cybersecurity risks for the Company include financial loss, loss of data, and business interruption. The Company maintains technology and non-technology based system controls, cybersecurity insurance, a robust backup program, and disaster recovery testing to mitigate these risks.
Our cybersecurity program also follows defense in depth principles, which aim to implement various layered access control, detection, prevention, and response measures. We also engage with independent third parties to assess our vulnerabilities and help us mitigate cybersecurity-related risks. Our security posture is also tested by internal personnel and independent third parties to gauge its effectiveness from time to time.
Management’s Role in Assessing and Managing Cybersecurity Risks
The Company’s cybersecurity risk management and strategy processes for assessing, identifying, and managing material risks from cybersecurity threats are managed by members of the Company’s management team, primarily the Chief Executive Officer and the Chief Financial Officer. Per the Company’s policies, cybersecurity incidents are to be immediately reported to the management team for resolution with outsourced IT support team. Information technology general controls, including controls to mitigate cybersecurity risks, are included with management’s testing of internal control over financial reporting.
Board of Director’s Oversight of Risks from Cybersecurity
Cybersecurity risks are included in an overall risk management assessment, which is reviewed annually by the Company’s audit committee. The Company engages third-party specialists on a periodic basis to review key information technology systems and provide recommendations for system updates and improvements. Results of these reviews are used to update information technology systems within the Company’s information system governance policies. The Company's management regularly discusses cyber trends and, should they arise, any material incidents with audit committee. The Company’s management will also review the Company’s cybersecurity program with the Board once every year.

No Previous Material Cybersecurity Threats
We are not aware of any previous cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company. Despite the security and risk management measures that we have implemented and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, have been and are vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, misdirected wire transfers, or other malicious or criminal activities. A successful attack on our information or operational technology systems could have material consequences to the Company. While we devote resources to our security measures to protect our systems and information, these measures cannot provide absolute security. See “Item 3D. Risk Factors” for additional information about the risks to our business associated with a breach or compromise to our information technology systems.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. – “Financial Statements”.

ITEM 18 FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-27.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(d)	Articles of Incorporation
1.2(d)	By-laws

Description of Securities
2.1	Description of Securities Registered Under Section 12 of the Exchange Act

Material Contracts
4.1(b)*	Employment Agreement, dated August 1, 2013 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.2(b)*	Amending Agreement, dated December 1, 2015 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.3(a)#	License, development, supply and distribution agreement with Adlai Nortye Biopharma Co., Ltd dated November 14, 2017
4.4(b)*	Amending Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.5(b)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.6(b)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.7(c)*	Employment Agreement, dated August 3, 2020 between Oncolytics Biotech (U.S.) Inc. and its Global Head of Clinical Development and Operations, Thomas C. Heineman
4.8(e)*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech Inc. and its Chief Executive Officer, Matthew Coffey
4.9(e)*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.10(e)*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.11(e)*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Thomas C. Heineman
4.12*	Employment Agreement, dated September 1, 2020 between Oncolytics Biotech (U.S.) Inc. and its Executive Director, Clinical Operations, Amy Goodowitz Levin
4.13*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech (U.S.) Inc. and its Vice President, Clinical Operations, Amy Goodowitz Levin

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2023
15.2	Consent of Ernst & Young LLP
16.1	Insider Trading Policy
97.1	Clawback Policy

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Scheme Presentation Linkbase.
104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

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
(e) Previously filed with the SEC on Form 20-F dated March 3, 2023, and incorporated by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 12, 2024

ONCOLYTICS BIOTECH INC.

/s/Matthew Coffey	/s/Kirk Look
Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
For the year ended December 31, 2023

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

Ernst & Young LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders' at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinion on the following:
–Company's consolidated financial statements as at and for the year ended December 31, 2023; and
–the effectiveness of the Company's internal control over financial reporting as at December 31, 2023.

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

3.Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2023, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2023. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.The effectiveness of the company’s internal control over financial reporting as at December 31, 2023 has been audited by Ernst & Young, independent auditor, as stated in their report which appears herein.

/s/ Matthew Coffey	/s/ Kirk Look

Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Oncolytics Biotech Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 7, 2024 expressed an unqualified opinion thereon.
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
March 7, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Oncolytics Biotech Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Oncolytics Biotech Inc. as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated March 7, 2024 expressed an unqualified opinion thereon.
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
Definition and Inherent Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Ernst & Young LLP
Chartered Professional Accountants

Calgary, Canada
March 7, 2024

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of Canadian dollars, except share amounts)

As at December 31,	2023	2022
Assets
Current assets
Cash and cash equivalents	$34,912	$11,666
Marketable securities	—	20,472
Other receivables (note 5)	15	521
Prepaid expenses (note 5)	3,246	3,025
Total current assets	38,173	35,684
Property and equipment (note 6)	282	356
Right-of-use assets (note 8)	365	296
Prepaid expenses (note 5)	—	998
Total assets	$38,820	$37,334
Liabilities And Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 7)	$3,572	$3,650
Other liabilities (note 5)	332	—
Lease liabilities (note 8)	133	216
Warrant derivative (notes 9, 17)	200	79
Total current liabilities	4,237	3,945
Contract liability (note 13)	6,730	6,730
Lease liabilities (note 8)	290	157
Total liabilities	11,257	10,832
Commitments and contingencies (note 14)
Shareholders’ equity
Share capital (note 10) Authorized: unlimited Issued: December 31, 2023 – 74,423,960 December 31, 2022 – 61,327,914	430,906	404,040
Contributed surplus (note 11)	42,116	40,051
Accumulated other comprehensive income	544	662
Accumulated deficit	(446,003)	(418,251)
Total shareholders’ equity	27,563	26,502
Total liabilities and shareholders' equity	$38,820	$37,334
See accompanying notes

On behalf of the Board:
/s/Angela Holtham	/s/Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(in thousands of Canadian dollars, except share amounts)

For the years ended December 31,	2023	2022	2021
Expenses
Research and development (note 20)	$17,709	$15,432	$12,920
General and administrative (note 20)	16,082	11,492	13,315
Loss before the following	(33,791)	(26,924)	(26,235)
Change in fair value of warrant derivative (notes 9, 17)	5,285	(20)	17
Foreign exchange (loss) gain	(475)	1,665	(136)
Interest income, net	1,326	528	99
Loss before income taxes	(27,655)	(24,751)	(26,255)
Income tax expense (note 15)	(97)	(84)	(49)
Net loss	(27,752)	(24,835)	(26,304)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(118)	274	(12)
Total comprehensive loss	$(27,870)	$(24,561)	$(26,316)

Basic and diluted loss per common share (note 12)	$(0.41)	$(0.43)	$(0.49)
Weighted average number of shares (basic and diluted) (note 12)	67,624,036	58,029,745	53,513,225
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2020	$356,824	$3,618	$31,022	$400	$(367,112)	$24,752
Net loss and other comprehensive loss	—	—	—	(12)	(26,304)	(26,316)
Issued pursuant to stock option plan (note 11)	381	—	(143)	—	—	238
Issued pursuant to incentive share award plan (note 11)	544	—	(544)	—	—	—
Issued pursuant to "At the Market" Agreement (note 10)	34,168	—	—	—	—	34,168
Share issue costs (note 10)	(1,256)	—	—	—	—	(1,256)
Issued pursuant to warrant derivative exercised (note 10)	687	—	—	—	—	687
Share-based compensation expense (note 11)	—	—	3,826	—	—	3,826
As at December 31, 2021	$391,348	$3,618	$34,161	$388	$(393,416)	$36,099
Net loss and other comprehensive income	—	—	—	274	(24,835)	(24,561)
Issued pursuant to stock option plan (note 11)	20	—	(8)	—	—	12
Issued pursuant to incentive share award plan (note 11)	98	—	(98)	—	—	—
Expiry of equity warrant agreement	—	(3,618)	3,618	—	—	—
Issued pursuant to "At the Market" Agreement (note 10)	13,338	—	—	—	—	13,338
Share issue costs (note 10)	(764)	—	—	—	—	(764)
Share-based compensation expense (note 11)	—	—	2,378	—	—	2,378
As at December 31, 2022	$404,040	$—	$40,051	$662	$(418,251)	$26,502
Net loss and other comprehensive income	—	—	—	(118)	(27,752)	(27,870)
Issued pursuant to stock option plan (note 11)	1,271	—	(490)	—	—	781
Issued pursuant to "At the Market" Agreement (note 10)	10,676	—	—	—	—	10,676
Issued pursuant to public offering (note 10)	17,724	—	638	—	—	18,362
Share issue costs (note 10)	(2,805)	—	—	—	—	(2,805)
Share-based compensation expense (note 11)	—	—	1,917	—	—	1,917
As at December 31, 2023	$430,906	$—	$42,116	$544	$(446,003)	$27,563
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

For the years ended December 31,	2023	2022	2021
Operating Activities
Net loss for the year	$(27,752)	$(24,835)	$(26,304)
Depreciation - property and equipment (notes 6, 20)	81	93	130
Depreciation - right-of-use assets (notes 8, 20)	322	299	322
Share-based compensation expense (notes 11, 20, 21)	1,917	2,378	3,826
Compensation warrant expenses (note 11)	151	—	—
Interest expense (income), net	71	(76)	92
Unrealized foreign exchange loss (gain)	282	(1,625)	426
Change in fair value of warrant derivative (notes 9, 17)	(5,285)	20	(17)
Net change in non-cash working capital (note 18)	1,765	391	(908)
Cash used in operating activities	(28,448)	(23,355)	(22,433)
Investing Activities
Acquisition of marketable securities	—	(20,348)	—
Maturities of marketable securities	20,230	—	—
Acquisition of property and equipment (note 6)	(8)	(55)	(286)
Cash provided by investing activities	20,222	(20,403)	(286)
Financing Activities
Proceeds from exercise of stock options (note 11)	781	12	238
Proceeds from exercise of warrants (note 9)	—	—	231
Proceeds from "At the Market" equity distribution agreement (note 10)	10,261	12,574	32,912
Proceeds from public offering (note 10)	21,359	—	—
Payment of lease liabilities (note 8)	(407)	(381)	(366)
Cash provided by financing activities	31,994	12,205	33,015
Increase (decrease) in cash and cash equivalents	23,768	(31,553)	10,296
Cash and cash equivalents, beginning of year	11,666	41,262	31,220
Impact of foreign exchange on cash and cash equivalents	(522)	1,957	(254)
Cash and cash equivalents, end of year	$34,912	$11,666	$41,262
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
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
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer and metastatic pancreatic ductal adenocarcinoma to registration-enabled clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at December 31, 2023, we had an accumulated deficit of $446,003. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options. There can be no assurance that we will be able to raise additional funds through the sale of our common shares. Failure to raise additional capital would have a material adverse impact on our business, results of operations, and financial condition. As at December 31, 2023, we had cash and cash equivalents of $34,912. We believe we have sufficient existing cash resources to fund our presently planned operations for at least the next twelve months from the balance sheet date.

Note 2: Basis of Presentation
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Our consolidated financial statements for the year ended December 31, 2023, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 7, 2024.
Basis of presentation
Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc., and are presented in Canadian dollars, our functional currency.
Subsidiaries are entities over which we have control which is achieved when we are exposed, or have the rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power to govern. The accounting policies of our subsidiaries are consistent with our accounting policies, and all intercompany transactions, balances, income, and expenses are eliminated on consolidation.
Our accounts are prepared on the historical cost basis, except for certain assets and liabilities, which are measured at fair value as explained in the notes to these financial statements.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 3: Summary of Material Accounting Policies
The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the material accounting policies summarized below.
Cash and cash equivalents and marketable securities
Cash equivalents include interest-bearing deposits with our bank totaling $31,534 as at December 31, 2023 (December 31, 2022 - $9,501). Marketable securities include foreign currency term deposits with a maturity of greater than 90 days and less than one year.
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
Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost or FVPL. Our financial liabilities include accounts payable and accrued liabilities, other liabilities, and warrant derivative. The classification and measurement of accounts payable and accrued liabilities are at amortized cost. The classification and measurement of the warrant derivative is at FVPL.
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
For the year ended December 31, 2023
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
Leases
At the inception of a contract, we assess whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:
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
For the year ended December 31, 2023
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
Loss per share
Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average common shares outstanding are adjusted to include the effects of all dilutive potential common shares, which comprise stock options, share awards, and warrants.
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
Under the Licensing Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property and, therefore, recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress toward completion of the performance obligation using the input method. Under the input method, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

The contract also provides for development and regulatory milestone payments, royalties, and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and, therefore, give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current, and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.
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
Share-based compensation
Stock option plan
We have one stock option plan (the "Stock Option Plan") available to directors, officers, employees, and consultants with grants under the Stock Option Plan approved from time to time by our Board of Directors (the "Board"). Under the Stock Option Plan, no option shall be granted with an exercise price at a discount to the closing price of our stock on the Toronto Stock Exchange on the last trading date prior to the date of the grant. Vesting is provided at the discretion of the Board, and the expiration of options is to be no greater than ten years from the date of grant. Exercised stock options are settled with common shares issued from treasury.
We use the fair value-based method of accounting for stock option awards granted under the Stock Option Plan. We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the fair value of the stock options granted using the Black-Scholes valuation model over the vesting periods of the respective options. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of options that are expected to vest.
Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably measured, the fair value of the options granted will be used.
Share award plan
Our share award plan (the "Share Award Plan") is available to directors, officers, employees, and consultants. Under our Share Award Plan, performance and restricted share awards may be approved from time to time by the Board. Performance share awards ("PSAs") can be awarded to certain officers and employees to which common shares shall be issued based upon achieving the applicable performance criteria. Restricted share awards ("RSAs") can be awarded to certain officers, employees, non-employee directors, and consultants to which common shares shall be issued in accordance with the Share Award Plan.
We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the market value of our common shares at the grant date based on the number of PSAs/RSAs expected to vest, recognized over the vesting period. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of PSAs/RSAs that are expected to vest. The effect of these changes is recognized in the period of the change.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Adoption of New Accounting Standards
IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our consolidated financial statements.
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduced a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates, changes in accounting policies, and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our consolidated financial statements.
IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrowed the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our consolidated financial statements.
Accounting Standards and Interpretations Issued but Not Yet Effective
IAS 1 Classification of Liabilities as Current or Non-Current
In October 2022, the IASB issued amendments to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. This is in addition to the amendment from January 2020 where the IASB issued amendments to IAS 1 Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date. These amendments specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months, provided that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability and clarify when a liability is considered settled. The amendments are effective for annual periods beginning on or after January 1, 2024, and are to be applied retrospectively. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Note 4: Significant Judgments, Estimates, and Assumptions
The preparation of our consolidated financial statements requires us to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount and disclosures in our consolidated financial statements and accompanying notes. Management makes estimates based on our best knowledge of current events and actions that the Company may undertake in the future. We consider the potential impact of certain external factors outside of our control, including global political conflicts, supply chain disruptions, pandemics, inflation, rising interest rates, and liquidity, when making certain estimates and judgments relating to the preparation of these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Actual results could differ from these estimates, and such differences could be material.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

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
Valuation of share-based compensation
Estimating the fair value of share-based compensation and compensation warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life, volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value of share-based compensation are disclosed in note 11.
Valuation of warrant derivative
Estimating the fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life, volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value for warrant derivative issued are disclosed in note 9.
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
Functional currency
We assess the relevant factors related to the primary economic environment in which our entities operate to determine the functional currency. Where the assessment of primary indicators are mixed, we assess the secondary indicators, including the relationship between the foreign operations and reporting entity.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 5: Other Assets and Liabilities
(a)In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1. This phase 2 clinical trial was jointly funded by Oncolytics and Pfizer. As at December 31, 2023, we recorded nil (December 31, 2022 - US$360 ($488)) in other receivables related to unbilled BRACELET-1 cost from Pfizer. As at December 31, 2023, Pfizer had completed its funding obligations.
(b)We paid deposits to our manufacturer related to the production of pelareorep required for our clinical trial program. We classify the related prepaid expenses as current or non-current based on the timing of when we expect to receive services. As at December 31, 2023, we recorded $1,319 (December 31, 2022 - $1,327) in current prepaid expenses and nil (December 31, 2022 - $998) in non-current prepaid expenses.
(c)In 2023, we were selected by the Pancreatic Cancer Action Network (PanCAN) as the recipient of its Therapeutic Accelerator Award to conduct a clinical trial with pelareorep in combination with modified FOLFIRINOX chemotherapy with or without an immune checkpoint inhibitor in pancreatic cancer patients. Under the terms of the award agreement, we are entitled to receive up to US$5 million in funding for eligible research expenses, and we must comply with the conditions set out with the award agreement, including providing periodic performance progress reports. As at December 31, 2023, we recorded US$225 ($298) in other liabilities representing unapplied funding received from PanCAN.

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Equipment and Furniture	Leasehold Improvements	Total
Cost
As at December 31, 2021	$62	$406	$217	$228	$913
Additions, net of foreign exchange impact	—	23	31	3	57
As at December 31, 2022	62	429	248	231	970
Additions, net of foreign exchange impact	—	7	—	—	7
As at December 31, 2023	$62	$436	$248	$231	$977

Amortization
As at December 31, 2021	$51	$285	$58	$127	$521
Depreciation expense	2	36	34	21	93
As at December 31, 2022	53	321	92	148	614
Depreciation expense	2	30	28	21	81
As at December 31, 2023	$55	$351	$120	$169	$695

Net book value
As at December 31, 2022	9	108	156	83	356
As at December 31, 2023	$7	$85	$128	$62	$282

Note 7: Accounts payable and accrued liabilities

	December 31, 2023	December 31, 2022
Trade payables	$1,082	$2,252
Accrued liabilities	2,490	1,398
	$3,572	$3,650

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 8: Leases

Our portfolio of leases consists of office spaces with lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.
During the year ended December 31, 2023, we extended the office lease for our subsidiaries, for which we recorded an addition of $392 to the lease liability and right-of-use asset. Under the terms of the lease, we have the option to extend the lease term for one of our subsidiaries for an additional three years. We did not include the extension option in the lease term as we were not reasonably certain to exercise the option.
The following table summarizes our right-of-use assets activity for the years ended December 31:

	2023	2022
As at beginning of year	$296	$584
Additions	392	—
Depreciation expense	(322)	(299)
Foreign exchange impact	(1)	11
As at end of year	$365	$296

The following table summarizes our lease liabilities activity for the years ended December 31:

	2023	2022
As at beginning of year	$373	$655
Additions	392	—
Payment of lease liabilities	(407)	(381)
Interest expense on lease liabilities	71	80
Foreign exchange impact	(6)	19
As at end of year	$423	$373

Our total undiscounted lease liability as at December 31, 2023 was as follows:

December 31, 2023
Less than one year	$202
One to five years	311
More than five years	—
Total undiscounted lease liability	$513

Note 9: Warrant Derivative
Our common share purchase warrants ("warrants") with a U.S. dollar exercise price, which differs from our functional currency, are treated as a derivative measured at fair value, and revalued each period end at fair value through profit and loss. The fair value of these warrants is presented as a liability on our consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss and comprehensive loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Changes in the value of our warrant derivative were as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2021	64,035	$56
Change in fair value	—	20
Foreign exchange impact	—	3
As at December 31, 2022	64,035	$79
Issued pursuant to public offering	7,667,050	7,360
Discount on warrants issued	—	(1,822)
Amortization of discount on warrants issued	—	146
Change in fair value	—	(5,431)
Foreign exchange impact	—	(132)
As at December 31, 2023	7,731,085	$200
The following table summarizes our outstanding warrant derivative as at December 31, 2023:

Exercise price	Issuance date	Expiry date	Number of Warrants Outstanding
US$0.90	August 16, 2019	August 16, 2024	64,035
US$2.81	August 8, 2023	August 8, 2028	6,667,000
US$2.81	September 7, 2023	August 8, 2028	1,000,050
			7,731,085
On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one warrant, which were immediately separable and issued separately in this offering. Each warrant entitles the holder to purchase one common share at an exercise price of US$2.81 up to 60 months from the date of issuance. The expiry of the warrants may be accelerated by the Company at any time prior to the expiry date if the volume weighted average price (if applicable, as converted to U.S. dollars at the Bank of Canada posted rate for the respective trading day) of the issued and outstanding common shares on the Toronto Stock Exchange or such other principal stock exchange on which the common shares are listed and posted for trading is greater than US$6.50 for any 20 consecutive trading days, at which time the Company may, within 10 business days, accelerate the expiry date by issuing a press release announcing the reduced warrant term whereupon the warrants will expire on or after the 75th calendar day after the date of such press release.
Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. The difference between the fair value of the warrants and their allocated proceeds was a discount of $1,822, which is amortized on a straight-line basis over the five-year expected life of the warrants and recorded under change in fair value of warrant derivative on our consolidated statement of loss and comprehensive loss.
We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates with an approximate equivalent remaining term in effect at the time of valuation, and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

The estimated fair value of the warrant derivative with an exercise price of US$2.81 was determined using the following assumptions:

	December 31, 2023	September 7, 2023	August 8, 2023
Underlying share price	US$1.35	US$2.39	US$2.26
Risk-free interest rate	3.2%	3.9%	3.8%
Expected life	4.6 years	5.0 years	5.0 years
Expected volatility	36.5%	36.5%	36.5%
Expected dividend yield	Nil	Nil	Nil
Fair value per warrant	US$0.18	US$0.79	US$0.70
Note 10: Share Capital
Authorized:
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2020	46,166,980	$356,824
Issued pursuant to stock option plan	123,159	381
Issued pursuant to incentive share award plan	150,899	544
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(b)	8,401,029	34,168
Issued pursuant to warrant derivative exercised(c)	201,722	687
Share issue costs	—	(1,256)
As at December 31, 2021	55,043,789	$391,348
Issued pursuant to stock option plan	8,333	20
Issued pursuant to incentive share award plan	40,560	98
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)(d)	6,235,232	13,338
Share issue costs	—	(764)
As at December 31, 2022	61,327,914	$404,040
Issued pursuant to stock option plan	450,391	1,271
Issued pursuant to "At the Market" (ATM) equity distribution agreement(d)	4,978,605	10,676
Issued pursuant to public offering(e)	7,667,050	17,724
Share issue costs	—	(2,805)
As at December 31, 2023	74,423,960	$430,906

(a)On June 15, 2020, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up US$40,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement was terminated on March 4, 2021. During the year ended December 31, 2021, we sold 5,685,097 common shares for gross proceeds of $23,413 (US$18,503) at an average price of $4.12 (US$3.25). We received proceeds of $22,711 (US$17,948) after commissions of $702 (US$555). In total, we incurred share issue costs (including commissions) of $707.
(b)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement was terminated on June 16, 2022. During the year ended December 31, 2022, we sold 2,719,770 (2021 - 2,715,932) common shares for gross proceeds of $5,744 (US$4,560) (2021 - $10,755 (US$8,655)) at an average price of $2.11 (US$1.68) (2021 - $3.96

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

(US$3.19)). We received proceeds of $5,572 (US$4,423) (2021 - $10,432 (US$8,395)) after commissions of $172 (US$137) (2021 - $323 (US$260)). In total, we incurred share issue costs (including commissions) of $209 (2021 - $549).
(c)On August 16, 2019, pursuant to an underwritten public offering, we issued units consisting of common shares and warrants. During the years ended December 31, 2023 and 2022, no warrants were exercised. During the year ended December 31, 2021, 201,722 warrants with a fair value of $456 were exercised for gross proceeds of $231 (US$182).
(d)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the year ended December 31, 2023, we sold 4,978,605 (2022 - 3,515,462) common shares for gross proceeds of $10,676 (US$7,904) (2022 - $7,594 (US$5,632)) at an average price of $2.14 (US$1.59) (2022 - $2.16 (US$1.60)). We received proceeds of $10,356 (US$7,667) (2022 - $7,366 (US$5,463)) after commissions of $320 (US$237) (2022 - $228 (US$169)). In total, we incurred share issue costs (including commissions) of $415 (2022 - $555).
(e)On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one warrant, which were immediately separable and issued separately in this offering. These warrants were classified as a financial liability (see note 9). Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. In consideration of the services rendered by the underwriter, we issued 536,693 compensation warrants (see note 11). In total, we incurred transaction costs of $3,130 (including a fair value of $638 (US$473) for the compensation warrants), of which $2,390 were allocated to share issue costs and $740 were allocated to operating expenses, based on the relative fair values of the common share and warrant of each unit.

Note 11: Share-Based Compensation
Stock options and share awards
(a)Our amended and restated Stock Option Plan and Share Award Plan (collectively, the "Equity Incentive Plans") were approved by our shareholders at the annual general meeting of shareholders on May 9, 2023. Pursuant to our Equity Incentive Plans, we may grant stock options, restricted share awards, and performance share awards. The number of common shares reserved for issuance under our Equity Incentive Plans in aggregate shall not exceed 14% of the total number of issued and outstanding common shares from time to time. As at December 31, 2023, we reserved 10,419,354 common shares for issuance relating to our Equity Incentive Plans. Our share-based compensation expense for the year ended December 31, 2023, was $1,917 (2022 - $2,378; 2021 - $3,826).
(b)Our stock option activity for the years ended December 31 was as follows:

	2023		2022		2021
	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $
Outstanding, beginning of year	5,963,185	2.91	5,334,420	3.53	3,764,055	4.08
Granted	2,145,400	2.23	1,005,000	2.04	1,832,500	2.99
Forfeited	(280,288)	2.86	(62,962)	3.83	(110,612)	6.21
Expired	(314,573)	4.17	(304,940)	10.80	(28,364)	37.63
Exercised	(450,391)	1.74	(8,333)	1.45	(123,159)	1.94
Outstanding, end of year	7,063,333	2.72	5,963,185	2.91	5,334,420	3.53
Exercisable, end of year	5,039,604	2.85	4,420,482	3.01	3,165,679	3.82

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2023:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.14 - $2.00	2,015,400	3.7	1.75	1,082,629	1.61
$2.01 - $2.70	1,260,664	2.4	2.25	1,063,990	2.23
$2.71 - $3.11	978,033	4.1	2.78	364,165	2.80
$3.12 - $4.00	2,665,769	1.5	3.32	2,385,353	3.30
$4.01 - $16.53	143,467	0.5	9.20	143,467	9.20
	7,063,333	2.6	2.72	5,039,604	2.85
Option grants vest either immediately or annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the
Government of Canada benchmark bond yield rates in effect at the time of grant. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.
The estimated fair value of stock options granted during the years ended December 31 were determined using the following weighted average assumptions:

	2023	2022	2021
Risk-free interest rate	4.1%	3.4%	0.7%
Expected life	3.0 years	3.0 years	3.0 years
Expected volatility	72.0%	96.0%	110.5%
Expected dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$1.12	$1.24	$1.99
(c)Our share award activity for the years ended December 31 was as follows:

	2023	2022	2021
Outstanding, beginning of year	—	40,560	134,618
Granted	403,200	—	—
Forfeited	(4,760)	—	—
Released	—	(40,560)	(94,058)
Outstanding, end of year	398,440	—	40,560
(1) The weighted average fair value of the RSAs granted was $2.23in 2023.
During the year ended December 31, 2023, we granted restricted share awards to officers of the Company. Restricted share award grants vest over a three-year period.
Compensation warrants
During the year ended December 31, 2023, in consideration of the services rendered by the underwriter as part of a public offering (see note 10(e)), we issued 536,693 compensation warrants. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months from the date of issuance.
We use the Black-Scholes valuation model to estimate the fair value of the services rendered. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates with an approximate equivalent remaining term in

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

effect at the time of valuation, and the expected life represents the estimated length of time the warrants are expected to remain outstanding. We used the following weighted average assumptions:

Underlying share price	US$2.28
Risk-free interest rate	3.8%
Expected life	5.0 years
Expected volatility	36.5%
Expected dividend yield	Nil
Weighted average fair value of options	US$0.88
The resulting fair value of $638 (US$473) was included as part of the public offering transaction costs, which were allocated to share issue costs and operating expenses based on the relative fair values of the common share and warrant of each unit issued. No compensation warrants were exercised during the year ended December 31, 2023.

Note 12: Loss Per Share

Loss per common share is calculated by dividing net loss for the year by the weighted average number of common shares outstanding for the year ended December 31, 2023, of 67,624,036 (2022 - 58,029,745; 2021 - 53,513,225). The effect of any potential exercise of our stock options, share awards, and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 13: Contract Liability
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
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2023	2022
Balance, beginning of year	$6,730	$6,730
Revenue recognized	—	—
Balance, end of year	$6,730	$6,730

Note 14: Commitments and Contingencies

We are committed to payments of approximately $12,686 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next three years. We are able to cancel most of these agreements with notice. We are also committed to office lease payments of approximately $1,098 over 5.3 years for one of our subsidiaries which have not yet commenced.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

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

Note 15: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2023	2022	2021
Loss before income taxes	$(27,655)	$(24,751)	$(26,255)
Statutory Canadian corporate tax rate	23.00%	23.00%	23.00%
Anticipated tax recovery	(6,361)	(5,693)	(6,039)
Difference in tax rates	2,841	3,552	2,716
Share-based compensation expense	441	547	880
Revaluation of tax balances	2	(338)	(552)
Impact of Barbados rate change	(9,088)	—	—
Other permanent differences	325	(368)	45
Expiry of tax benefits	3,382	1,614	1,661
Change in fair value of warrant derivative	(1,215)	5	(4)
Provision to offset deferred tax asset	9,770	765	1,342
Current income taxes	$97	$84	$49

At December 31, 2023, we have non-capital losses of $110,450 and $129,884 in Canada and Barbados, respectively (December 31, 2022 - $98,475 and $145,405, respectively). These losses are expected to expire between 2024 and 2043, if not utilized. At December 31, 2023, we have Canadian investment tax credits of $4,056 (December 31, 2022 - $4,368) that are expected to expire between 2024 and 2043, if not utilized. As well, we have unclaimed Canadian scientific research and experimental development expenditures available to reduce future years’ taxable income of $28,376 (December 31, 2022 - $27,663). We also have unclaimed U.S. credits for research activities available to reduce future years' taxable income of $1,232 (December 31, 2022 - $1,285) expiring between 2031 and 2043. We have not recorded the potential benefits of these tax pools in these consolidated financial statements.
Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available to utilize the deductible temporary differences. The components of our unrecognized deferred tax asset are as follows:

	2023	2022	2021
Non-capital losses carried forward	$37,174	$26,726	$25,158
Scientific research and experimental development	7,742	7,648	7,705
Investment tax credits	3,123	3,363	3,716
Property and equipment	382	366	351
Share issue costs	833	518	648
Net capital losses carried forward	6	6	6
Unrecognized deferred tax asset	$49,260	$38,627	$37,584

The Company currently files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. Management is not aware of any material income tax examinations currently in progress by any taxing jurisdiction.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

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

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$34,912	$11,666
Marketable securities	$—	$20,472
Shareholders' equity	$27,563	$26,502
We have no debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments and potential contingent obligations relating to the completion of our research and development of pelareorep.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.
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
On June 16, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be performed from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Renewing our Base Shelf provides additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received from using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 16, 2024.
Our Base Shelf allowed us to enter into our ATM equity distribution agreements and 2023 public offering (see note 10). We use these equity arrangements to assist us in achieving our capital objectives. These arrangements provide us with the opportunity to raise capital and better manage our cash resources.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2023.

Note 17: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, marketable securities, other receivables, accounts payable and accrued liabilities, other liabilities, and warrant derivative. As at December 31, 2023, and December 31, 2022, the carrying amount of our cash and cash equivalents, marketable securities, other receivables, accounts payable and accrued liabilities, and other liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at December 31, 2023, the fair value of our warrant derivative was $200 (December 31, 2022 - $79) (see note 9).
Financial risk management

Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. As at December 31, 2023, we were exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign-domiciled bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. For the year ended December 31, 2023, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar as a portion of our financial assets and liabilities were denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss for the year ended December 31, 2023, by approximately $140.
Significant balances in foreign currencies as at December 31, 2023, were as follows:

U.S. dollar
Cash and cash equivalents	$24,294
Accounts payable and accrued liabilities	(1,476)
$22,818
For the year ended December 31, 2022, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and the Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss for the year ended December 31, 2022, by approximately $170. The impact of a $0.01 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss for the year ended December 31, 2022, by approximately $22.
Significant balances in foreign currencies as at December 31, 2022, were as follows:

	U.S. dollar	Euro
Cash and cash equivalents	$6,635	€—
Marketable securities	15,115	—
Accounts payable and accrued liabilities	(1,093)	(1,035)
	$20,657	€(1,035)

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable and accrued liabilities.
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk by managing our capital structure as outlined in note 16. Accounts payable and accrued liabilities are all due within the current operating period. See note 8 for a maturity analysis of our lease liabilities.

Note 18: Additional Cash Flow Disclosures
Net Change In Non-Cash Working Capital

	2023	2022	2021
Change in:
Other receivables	$506	$345	$(776)
Prepaid expenses	777	(1,247)	(349)
Accounts payable and accrued liabilities	(78)	1,662	183
Other liabilities	332	(352)	228
Non-cash impact of foreign exchange	228	(17)	(194)
Change in non-cash working capital related to operating activities	$1,765	$391	$(908)

Other Cash Flow Disclosures

	2023	2022	2021
Cash interest received	$1,554	$452	$190
Cash taxes paid	$120	$46	$35

Note 19: Economic Dependence
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

Note 20: Components of Expenses

	2023	2022	2021
Research and development expenses
Clinical trial expenses	$3,675	$4,970	$3,205
Manufacturing & related process development expenses	5,789	2,148	1,547
Intellectual property expenses	397	544	618
Translational science expenses	—	264	673
Personnel-related expenses	6,324	6,023	4,754
Share-based compensation expense	1,305	1,371	2,087
Other expenses	219	112	36
	$17,709	$15,432	$12,920

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

	2023	2022	2021
General and administrative expenses
Public company-related expenses	$11,278	$6,790	$8,161
Office expenses	3,789	3,303	2,963
Share-based compensation expense	612	1,007	1,739
Depreciation - property and equipment	81	93	130
Depreciation - right-of-use assets	322	299	322
	$16,082	$11,492	$13,315
For the year ended December 31, 2023, our research and development personnel-related expenses included employee compensation and benefits of $6,324 (2022 - $5,983; 2021 - $4,645).
For the year ended December 31, 2023, our general and administrative office expenses included employee compensation and benefits of $3,332 (2022 - $2,870; 2021 - $2,542).

Note 21: Related Party Transactions
Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling our activities as a whole. We have determined that key management personnel consists of the Board of Directors, Executive Officers, President, and Vice Presidents.

	2023	2022	2021
Short-term employee compensation and benefits	$4,870	$4,308	$3,919
Termination benefits	319	—	—
Share-based compensation expense	1,496	1,615	2,703
	$6,685	$5,923	$6,622