Form 20-F
period 2024-12-31
ONCOLYTICS BIOTECH INC
filed 2025-03-07
CIK 1129928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended
December 31, 2024

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 80,020,131 common shares as at December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All references in this annual report on Form 20-F to the terms "we," "our," "us," "the Company," and "Oncolytics" refer to Oncolytics Biotech Inc. Unless otherwise indicated, all references to "$" and "dollars" in this annual report mean Canadian dollars.

Certain statements in this annual report on Form 20-F and the documents attached as exhibits to this annual report, constitute "forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Oncolytics Biotech Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "projects," "potential," "possible" and similar expressions, or that events or conditions "will," "may," "could" or "should" occur.

The forward-looking statements in this annual report on Form 20-F are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading "Item 3. Key Information – D. Risk Factors" below. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the securities commissions or similar regulatory authorities in Canada and the SEC for additional information on risks and uncertainties relating to forward-looking statements. We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change, except as required by applicable law.

SUMMARY OF RISK FACTORS

Investing in our securities, including our common shares ("Common Shares"), involves a high degree of risk. You should carefully consider the risks summarized below and other risks that we face, a detailed discussion of which can be found under "Item 3. Key Information – D. Risk Factors" below, together with other information in this annual report on Form 20-F and our other filings with the SEC. This summary list of risks is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and our business and financial results. If any of these risks actually occur, our business, financial condition, and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•There is substantial doubt that we can remain a going concern over the next twelve months.
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
•Our candidate product, pelareorep, is being and will continue to be used in combination with other therapies, which exposes us to additional risks;
•Our business, including our research and development operations, has been and may continue to be adversely affected by a variety of external factors outside our control;

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
•We may not be able to secure a partnership for pelareorep, which could halt future development;
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
•If we do not obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering our product candidate, our business may be materially harmed;
•Intellectual property rights do not necessarily address all potential threats to our business.
•Our products may fail or cause harm, subjecting us to product liability claims;
•New products may not be accepted by the medical community or consumers;
•Interim "top-line" and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
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
•We rely on third parties to monitor, support, conduct, and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for our product candidate. We may not be able to obtain regulatory approval for our products that may result from our development efforts if we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us;
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
•If we fail to meet all applicable Nasdaq Capital Market requirements and Nasdaq determines to delist our common shares, the delisting could adversely affect the market liquidity of our common shares and the market price of our common shares could decrease and our ability to access the capital markets could be negatively impacted;
•Potential dilution of present and prospective shareholdings; and
•Our operations may be adversely affected by disruptions to our information technology ("IT") systems or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, including disruptions from cybersecurity breaches of our IT infrastructure.

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

Research and Development Risks

There is substantial doubt that we can remain a going concern over the next twelve months.
We estimate we have sufficient cash and cash equivalents to fund our operations into the third quarter of 2025, without raising additional funding or reducing or eliminating our planned expenditures. Our ability to continue as a going concern is dependent upon raising additional financing through equity or strategic collaborations and transactions. We plan on raising additional funds through the sale of our common shares or other capital resources, such as collaborations and debt, to fund our ongoing operations. However, given the difficulty for micro-cap market capitalization companies to raise significant capital, there can be no assurance that additional liquidity will be available under acceptable terms or at all. Furthermore, if we are unable to obtain additional financing when required, there can be no assurance that we will be able to sufficiently reduce or eliminate our planned expenditures to extend our operating runway. These material uncertainties raise substantial doubt on our ability to meet our obligations as they come due. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material. See note 1 of our consolidated financial statements, Nature of Operations.
All of our potential products, including pelareorep, are in the research and development stage and will require further development and testing before they can be marketed commercially.
Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, pelareorep, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early-stage human clinical trials, whether pelareorep will prove to be safe and effective in humans. Pelareorep will require later-stage and pivotal clinical trials before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market pelareorep commercially. Carrying out later-stage clinical trials and submission of a successful Biologics License Application ("BLA") or other comparable foreign regulatory submission is a complicated process. We plan to conduct registration-enabling trials for pelareorep over the next several years, which may be a difficult process to manage with our limited resources and which may divert attention of management. We also have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted a BLA or other comparable foreign regulatory submission for pelareorep. In addition, we have had limited interactions with the FDA and cannot be certain how many additional clinical trials of pelareorep will be required or how such trials should be designed. There can be no assurance that the research and development programs we conduct will result in pelareorep or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

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

We must conduct extensive clinical trials to demonstrate the safety and efficacy of our products in humans. Clinical testing, in particular, is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to the outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process, which could delay or prevent us from receiving marketing approval or commercializing our product candidate, including the following:

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
•We may be subject to governmental or regulatory delays and changes in regulatory requirements, policy, and guidelines, including guidelines specifically addressing requirements for the development of treatments for our product candidate;
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

Our candidate product, pelareorep, is being and will continue to be used in combination with other therapies, which exposes us to additional risks.

In our current and planned studies, pelareorep is being or will be administered in combination with other approved cancer therapies, including immune checkpoint inhibitors ("ICIs"). ICIs are a class of drugs intended to stop tumor cells from interfering with the ability of the patient’s immune system to attack their tumor. We have entered into an agreement with Roche to supply its ICIs, atezolizumab, for use in our ongoing Oncolytics-sponsored studies. Specifically, atezolizumab is being used in our ongoing Phase 1/2 study in gastrointestinal cancer (GOBLET study). Additionally, we may enter into future agreements for the supply of ICIs for use in connection with the development of pelareorep.

Our ability to develop pelareorep for use in combination with other therapies depends on our ability to access these drugs for use in our clinical trials on commercially reasonable terms. We cannot be certain that current or potential future commercial relationships will provide us with a steady supply of such drugs on commercially reasonable terms or at all. Any failure to maintain or enter into new successful commercial relationships or the expense of purchasing these other therapies in the market may delay our development timelines, increase our costs, and jeopardize our ability to develop pelareorep as a commercially viable therapy. If any of these occur, our business, financial condition, results of operations, stock price, and prospects may be materially harmed.

If any current or any future collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing appropriate agents. Additionally, should the supply of products from any current or future collaborator or supplier be interrupted, delayed, or otherwise be unavailable to us, our clinical trials may be delayed. In the event we are unable to source a supply of an alternative appropriate drug or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price, and prospects may be materially harmed.

Moreover, the development of pelareorep for use in combination with other cancer therapies may present risks that are not faced for single agent product candidates, such as the requirement that we demonstrate the safety, purity, and efficacy of each active component of any combination regimen we may develop. Developments related to the other product may also impact our clinical trials as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product's safety or efficacy profile, changes to the availability of the approved product, and changes to the standard of care.
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
Our business, including our research and development operations, has been and may continue to be adversely affected by a variety of external factors outside our control.
During 2024, general market conditions resulting from high inflation, high interest rates, global supply chain issues, global political conflicts, general economic uncertainty, and other macroeconomic factors, as well as market conditions affecting companies in the life sciences industry in general, have touched elements of our business operations. These events have caused and may continue to cause significant fluctuations in stock markets, global economic activity, including inflation and fluctuating interest rates, and healthcare systems. The scale and duration of these developments remain uncertain and could affect our ability to finance and execute our operations, including our ongoing and planned clinical studies and manufacturing activities. These future developments are highly uncertain, cannot be predicted, and could negatively impact our business.
Current global economic conditions are highly volatile due to a number of reasons, including geopolitical instability, such as the military conflicts between Russia and Ukraine, the conflicts between Israel and Hamas, recent inflation that increased our operating expenses and disruptions in the capital and credit markets that may reduce our ability to raise additional capital when needed on acceptable terms, if at all.
Emerging international trade relations, new legislation and tariffs may also adversely impact our operations and/or financial condition by limiting or preventing the activities of third parties that we engage, increasing import costs or increasing the cost of our operations. New or increased tariffs, export controls or other trade barriers could result in higher prices for the materials we use and the investigational products we are developing and could materially impact our supply chain and manufacturing costs. Recent congressional legislative actions, proposed executive orders, sanctions, tariffs and other measures discourage contracting with Chinese companies on the development or manufacturing of pharmaceutical products and may restrict trade with China. We currently have a licensing agreement with Adlai Nortye Biopharma Co., Ltd, pursuant to which Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea, and Taiwan. If Adlai becomes subject to trade restrictions, sanctions, increased tariffs or other regulatory requirements by the U.S. government, or if the U.S. or Chinese government take retaliatory actions due to recent or increased tensions between the U.S. and mainland China, it could materially impact licensing agreement with Adlai.

Furthermore, the recent inflationary environment related to increased aggregate demand and supply chain constraints has increased our operating expenses and may continue to affect our operating expenses. Economic conditions may also strain our suppliers, possibly resulting in supply disruptions that impact our ongoing clinical trials and other operations. A significant worsening of global economic conditions could materially increase these risks we face.
Any new or prolonged downturn of global economic conditions could harm our business operations, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
The increasing use of social media platforms presents new risks and challenges.
Social media is increasingly being used to communicate about our clinical development programs and the diseases our product candidate is being developed to treat. We intend to utilize appropriate social media in connection with communicating about our development programs. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to report an alleged adverse event during a clinical trial. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations, or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our investigational products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website, or a risk that a post on a social networking website by any of our employees may be construed as inappropriate promotion. If any of these events were to occur or we otherwise failed to comply with applicable regulations, we could incur liability, face regulatory actions, or incur other harm to our business.
Our product candidate may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any potential marketing approval.

To date, pelareorep is generally well-tolerated and has a manageable side effect profile for most patients. However, there can be no assurance that additional undesirable side effects or serious adverse events will not be caused by or associated with pelareorep as it continues through its clinical development, including when co-administered with approved products. As with many pharmaceutical and biological products, treatment with our product candidate may produce undesirable side effects or adverse reactions or events, including potential adverse side effects related to cytokine release, and may exacerbate known adverse events associated with co-administered approved products. If our product candidate or similar products or product candidates under development by third parties demonstrate unacceptable adverse events or unacceptably exacerbate adverse events associated with co-administered approved products, we may be required to halt or delay further clinical development of our product candidate. The FDA, the EMA, or other foreign regulatory authorities could order us to cease further development of or deny approval of our product candidate for any or all targeted indications.

The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately or timely recognized or managed by the treating medical staff, particularly outside of the institutions that collaborate with us, as toxicities resulting from our novel technologies may not be normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel using our product candidate to understand its side effect profiles, both for our planned clinical trials and upon any commercialization. Inadequate training in recognizing or managing the potential side effects of our product candidate could result in adverse effects on patients, including death.
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

Because we have limited financial and managerial resources, we focus on research programs and therapeutic platforms that we identify for specific indications. As a result, we may forego or delay the pursuit of opportunities with other therapeutic platforms or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and therapeutic platforms for specific indications may not yield any commercially viable products.
We may not be able to secure a partnership for pelareorep, which could halt future development.
We are seeking a partner to continue the clinical development and commercialization of pelareorep. We do not have the financial resources to complete the necessary development work internally, and should we not be able to secure a partnership, future development of pelareorep may not continue.
We may not achieve our projected development milestones in the time frames we announce and expect.
We set goals for and make public statements regarding the expected timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, the submission of a drug-regulatory application, and the expected costs to develop our product candidate. The actual timing and costs of these events can vary dramatically due to factors within and beyond our control, such as delays or failures in our IND submissions or clinical trials, issues related to the manufacturing of drug supply, uncertainties inherent in the regulatory approval process, market conditions and interest by partners in our product candidate, among other things. Our clinical trials may not be completed, we may not make regulatory submissions or receive regulatory approvals as planned, or we may not secure partnerships for any of our product candidate. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition, and results of operations.
Financial Condition Risks
We have no operating revenues and a history of losses. We have no products approved for commercial sale, and we may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company. We have incurred significant losses since our inception. To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2024, we had an accumulated deficit of $477.7 million and we incurred net losses of $31.7 million, $27.8 million, and $24.8 million for the years ended December 31, 2024, 2023, and 2022, respectively. We anticipate that we will continue to incur significant losses during 2025 and in the foreseeable future. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. We do not expect to reach profitability at least until after the successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2024, we had cash and cash equivalents of $15.9 million. We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our preclinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting, and enforcing our patent claims, and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.

Oncolytics, from time to time, along with all other pharmaceutical research and development entities, may have restricted access to capital, bank debt, and equity and, from time to time, may face increased borrowing costs. Although our business and asset base have not changed, the lending capacity of all financial institutions fluctuates, causing a corresponding change in risk premiums. As future operations will be financed out of funds generated from financing activities, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the pharmaceutical industry and our securities in particular.

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering or otherwise, there can be no assurance that our efforts to raise such funding will be successful or achieved on terms favorable to us or our existing shareholders. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production, and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

We incur some of our expenses in foreign currencies and therefore, we are exposed to foreign currency exchange rate fluctuations.

We incur some of our research and development and general and administrative expenses in foreign currencies, primarily the U.S. dollar and Euro. We are, therefore, exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions, there may be an increase in our foreign exchange exposure.

Third-party credit risk

In the normal course of our business, we have entered into contractual arrangements with third parties, which subject us to the risk that such parties may default on their obligations. Oncolytics may be exposed to third-party credit risk through our contractual arrangements with our current contract manufacturer, the institutions which operate our clinical trials, or our contract research organizations and other parties. In the event such entities fail to meet their contractual obligations to Oncolytics, such failures could have a material adverse effect on Oncolytics and our operations.

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
The United States Food and Drug Administration ("FDA") and similar regulatory authorities in other countries may deny approval of a new drug application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions, and criminal prosecutions.
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
The design or execution of our clinical trials may not support regulatory approval.
The design or execution of a clinical trial can determine whether its results will support regulatory approval and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. In some instances, there can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any Phase 2, Phase 3, or other clinical trials that we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidate.
Further, the FDA and comparable foreign regulatory authorities will have some discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidate. Our product candidate may not be approved even if they achieve their primary endpoints in future registration trials. The FDA or other regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal registration clinical trial that has the potential to result in approval by the FDA or another regulatory agency. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or other regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidate.
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

The products we anticipate manufacturing will have to comply with the FDA's current Good Manufacturing Practices ("cGMP") and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain customers may require the manufacturing facilities we contract to adhere to additional manufacturing standards, even if the FDA does not require them. Compliance with cGMP regulations requires manufacturers to expend time, money, and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

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

We are subject to government regulation in many jurisdictions. If we do not comply with healthcare, drug, manufacturing, and environmental regulations, among others, in such jurisdiction, our existing and future operations may be curtailed, and we could be subject to liability.

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

We have conducted, and may in the future choose to conduct, clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trials conducted outside of the United States must be representative of the population for whom we intend to label the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside the United States. If the FDA does not accept the data from any clinical trials we may conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of pelareorep.

A Fast Track designation from the FDA, even if granted, may not lead to a faster development, regulatory review, or approval process, and does not increase the likelihood that our product candidate will receive marketing approval.

We have received Fast Track designations for the treatment of advanced/metastatic unresectable pancreatic ductal adenocarcinoma (PDAC) using pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel, and for the treatment of metastatic breast cancer using pelareorep in combination with paclitaxel. We may seek additional Fast Track designations for our other programs. Fast Track designation is designed to facilitate the development and expedite the review of therapies to treat serious conditions and fill an unmet medical need. A clinical program that receives Fast Track designation may benefit from more frequent meetings and communications with the FDA to discuss development plans and ensure the collection of appropriate data needed to support approval.

The FDA has broad discretion on whether or not to grant this designation. Even if we believe a particular program is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Although we have received Fast Track designation for pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxe for the treatment of advanced/metastatic PDAC, and even if we receive additional Fast Track designations for our product candidate, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may also withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Furthermore, such a designation does not increase the likelihood that pelareorep will receive marketing approval in the United States. Many product candidates that have received Fast Track Designation have ultimately failed to obtain approval.
We may attempt to secure approval from the FDA through the use of the accelerated approval pathway. If we are unable to obtain such approval, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary regulatory approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw any accelerated approval we have obtained.
We may in the future seek an accelerated approval for pelareorep. Under the accelerated approval program,the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that such product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit.
The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure, that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such confirmatory studies fail to confirm the drug’s clinical benefit or are not completed in a timely manner, the FDA may withdraw its approval of the drug on an expedited basis. In addition, in December 2022, the Food and Drug Omnibus Reform Act of 2022 was enacted, which, among other things, provided the FDA new statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval, and additional oversight over confirmatory trials. Under these provisions, the FDA may, among other things,require a sponsor of a product seeking accelerated approval to have a confirmatory trial underway prior to such approval being granted.
Prior to seeking approval for pelareorep we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a BLA for accelerated approval or obtain any other form of expedited development, review, or approval. Furthermore, if we decide to submit an application for accelerated approval for pelareorep, there can be no assurance that such submission or application will be accepted or that any expedited development, review, or approval will be granted on a timely basis, or at all. The FDA could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review, or approval for pelareorep would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate, and could harm our competitive position in the marketplace.

Intellectual Property Risks

We rely on patents and proprietary rights to protect our technology.

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection, and operate without infringing the rights of third parties. We have received Granted Patents in countries throughout the world, including the United States, Canada, Europe, and Japan. We file our Applications for Patent in the United States and under the PCT, allowing us to subsequently file in other jurisdictions. Our success will depend, in part, on our ability to obtain, enforce, and maintain patent protection for our technology in Canada, the United States, and other countries. We cannot be assured that patents will be issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to, or licensed by us, will not be challenged, invalidated, infringed, or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

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

Our success depends on our ability to obtain and maintain protection for our intellectual property and our proprietary technologies and to avoid infringing the rights of others.
Our commercial success depends in part on our ability to obtain and maintain patent, trademark, trade secret and other intellectual property protection for our product candidate and proprietary technologies, as well as our ability to operate without infringing upon the proprietary rights of others.
We have applied, and we intend to continue applying, for patents covering important aspects of our product candidates, proprietary technologies and their uses as we deem appropriate. However, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to apply for patents on certain aspects of our current or future product candidates and proprietary technologies in a timely fashion, at a reasonable cost, in all jurisdictions, or at all. If we cannot adequately obtain, maintain and enforce our intellectual property rights and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have and our ability to compete, which could harm our business and ability to achieve profitability and/or cause us to incur significant expenses. Failure to obtain, maintain and/or enforce intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our patents, trademarks, data, technology and other intellectual property rights and products by others, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated by others.

Third parties may choose to file patent infringement claims against us; defending ourselves from such allegations would be costly, time-consuming, distracting to management, and could materially affect our business.

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents and other intellectual property rights of third parties under which we do not hold sufficient licenses or other rights. Additionally, third parties may be successful in obtaining patent protection for technologies that cover development activities in which we are already engaged. Third parties may own or control these patents and intellectual property rights in the United States and abroad. These third parties may have substantially greater financial resources than us and could bring claims against us that could cause us to incur substantial expenses to defend against these claims and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement or other similar suit were brought against us, we could be forced to stop or delay development, manufacturing, or sales of the product or product candidate that is the subject of the suit. Our patent applications cannot be enforced against third parties practicing the inventions claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the invention as claimed. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our actual or potential future collaborators or licensors will be successful in protecting our product candidate and proprietary technologies by obtaining and defending patents Intellectual property litigation in the biopharmaceutical industry is common, and we expect this trend to continue.

As a result of patent infringement or other similar claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties, or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms, if at all, or if an injunction is granted against us, which could harm our business significantly.

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
Because we rely on third parties to research and develop and to manufacture pelareorep, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, consulting agreements or other similar agreements with our advisors, employees, third-party contractors, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business. Moreover, enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. These lawsuits also may impact our ability to pursue agreements with third parties in the future.
Developments in patent law could have a negative impact on our business.
From time to time, authorities in the United States, the European Union, and other government authorities may change the standards of patentability, and any such changes could have a negative impact on our business. For example, in the United States, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a "first-to-invent" system to a "first-to-file" system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Also, case law may have a substantial impact on the way patents are prosecuted, examined, and litigated. This also affects the scope of protection that is available in a specific jurisdiction.

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

If we do not obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering our product candidate, our business may be materially harmed.

Depending upon the timing, duration, and conditions of FDA marketing approval of pelareorep, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents, or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for pelareorep will be shortened. If this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

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
Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidate obsolete, less competitive, or not economical.
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

Use of our product during current clinical trials may entail the risk of product liability. We maintain clinical trial liability insurance; however, it is possible this coverage may not provide full protection against all risks. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future. While we carry, and intend to continue carrying amounts believed to be appropriate under the circumstances, it is not possible at this time to determine the adequacy of such coverage.

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

Our primary activity to date has been research and development, and we have no experience in marketing or commercializing products. We will likely partner with or rely on third parties to market our products, assuming that they receive regulatory approvals. If we partner with or rely on third parties to market our products, the commercial success of such products will be subject to a number of risks that may be outside of our control, including:
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
Interim "top-line" and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, top-line, or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line or preliminary data we previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available.
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
As pelareorep is developed through preclinical to late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives or be acceptable to the FDA or similar regulatory authorities in other countries. Any of these changes could cause pelareorep to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay the completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate and jeopardize our ability, or our strategic partners’ ability, to commence product sales and generate revenue.

We rely on third-party manufacturers to produce our clinical products and on other third parties to test, package, store, monitor, and transport bulk drug substance and drug product. We and our third-party partners may encounter difficulties with respect to these activities that could delay or impair our ability to initiate or complete our clinical trials.

We do not currently own or operate any manufacturing facilities. We rely on a contract manufacturer to source suitable raw materials and produce sufficient quantities of pelareorep for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards. If we are unable to arrange for such third-party manufacturing sources or materials are not available in a timely manner, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of pelareorep or we may be delayed in doing so. The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. The process of manufacturing pelareorep is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, contamination and inconsistency in yields, variability in product characteristics, and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidate or in the third-party manufacturing facilities in which our product candidate are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any failure by our third-party manufacturers to comply with applicable regulatory and quality standards or any failure to deliver sufficient quantities of product candidate in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of our product candidate.
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
We rely on third parties to monitor, support, conduct, and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for our product candidate. We may not be able to obtain regulatory approval for our products that may result from our development efforts if we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us.

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

If we are unable to maintain or enter into agreements with these third parties on acceptable terms, or if any such engagement is terminated prematurely, we may be unable to enroll patients on a timely basis or otherwise conduct our trials in the manner we anticipate. In addition, there is no guarantee that these third parties will devote adequate time and resources to our studies or perform as required by our contract or in accordance with regulatory requirements, including maintenance of clinical trial information regarding our products. If these third parties fail to meet expected deadlines, fail to transfer to us any regulatory information in a timely manner, fail to adhere to protocols, or fail to act in accordance with regulatory requirements or our agreements with them, or if they otherwise perform in a substandard manner or in a way that compromises the quality or accuracy of their activities or the data they obtain, then clinical trials of our product candidate may be extended or delayed with additional costs incurred, or our data may be rejected by the FDA, EMA or other regulatory agencies. Ultimately, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities.

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

On November 16, 2017, we announced that we had entered into a license, development, supply, and distribution agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea, and Taiwan (the "Territories"). Pursuant to the Licensing Agreement, along with payments to be received by us upon meeting certain requirements and milestones, we are also eligible to receive royalty payments in excess of 10% associated with the commercialization of pelareorep for all indications, subject to regulatory approval. Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory, and commercialization activities respecting pelareorep in the Territories and therefore the Company will be dependent upon Adlai in successfully undertaking those actions in a timely and economic manner and in compliance with all applicable legal and regulatory requirements within the Territories. If Adlai is unable to fulfill its obligations under the terms of the Licensing Agreement and in compliance with all applicable legal and regulatory requirements, including clinical, regulatory and commercialization of pelareorep, our prospective revenue from royalty payments related to the commercialization of pelareorep in the Territories may be materially diminished, delayed or never realized, which could negatively affect our operating results and financial condition.

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
•different standards of care in various countries that could complicate the evaluation of our product candidate;
•different U.S. and foreign drug import and export rules;
•reduced protection for intellectual property rights in certain countries;
•unexpected changes in tariffs, trade barriers, and regulatory requirements;
•different reimbursement systems and different competitive drugs indicated to treat the indications for which our product candidate are being developed;
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

We received a grant from PanCAN to fund a Phase 1/2 pancreatic cancer study investigating pelareorep in combination with modified FOLFIRINOX. If we are found to have used any grant proceeds for purposes other than intended or is in violation of the terms of the grant, then we may be required to repay the grant proceeds received. A failure to maintain compliance with the grant may require us to reimburse all or a portion of the PanCAN grant, which may cause a halt of delay in ongoing operations, which may adversely affect our financial condition and operating results.

Negative developments in the field of immuno-oncology, in particular, viral immunotherapy, could damage public perception of pelareorep and negatively affect our business.

The commercial success of pelareorep depends in part on public acceptance of the use of cancer immunotherapies, and in particular, viral immunotherapy. Adverse events in clinical trials of pelareorep or in clinical trials of similar products and the resulting publicity, as well as any other negative developments in the field of immuno-oncology that may occur in the future including in connection with competitor therapies, could result in decreased acceptance of and demand for pelareorep. These events could also result in the suspension, discontinuation, or clinical hold of or modification to our clinical trials. If public perception is influenced by claims that the use of viral immunotherapies are unsafe, whether related to pelareorep or to competitors’ products, pelareorep may not be accepted by the general public or the medical community, and potential clinical trial participants may be discouraged from enrolling in our trials. In addition, responses by national or state governments to negative public perception may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. More restrictive statutory regimes, government regulations, or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of pelareorep or demand for any products we may develop. As a result, we may not be able to continue or may be delayed in conducting our development programs.

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
We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) FDA regulations, including those laws that require the reporting of true, complete, and accurate information to the FDA, (2) manufacturing standards, (3) federal and state healthcare fraud and abuse laws and regulations, or (4) laws that require the reporting of true and accurate financial information and data. Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and if we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.
We have received confidential and proprietary information from collaborators, prospective licensees, and other third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our drug candidate. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management and employees.

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
We may experience difficulties in managing growth-related risks, which could negatively affect our operating results and business.
Our future financial performance and our ability to commercialize pelareorep and compete effectively will depend, in part, on our ability to effectively manage any future growth. We may be subject to growth-related risks including pressure on its internal systems and controls. Our ability to manage its growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Inability to deal with this growth could have a material adverse impact on our business, operations and prospects. We may experience growth in the number of our employees and the scope of its operating and financial systems, resulting in increased responsibilities for its personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage our current operations and any future growth effectively, we will also need to continue to implement and improve its operational, financial, and management information systems and to hire, train, motivate, manage, and retain its employees. There can be no assurance that we will be able to manage such growth effectively, that our management, personnel, or systems will be adequate to support our operations or that we will be able to achieve the ability to generate the levels of funding commensurate with the increased levels of operating expenses associated with this growth.

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

We are subject to complex laws and regulations that address privacy and data security. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020, and provides new data privacy rights for consumers and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act, or CPRA, generally went into effect on January 1, 2023, and significantly amends the CCPA. It imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency specifically tasked to issue substantive regulations and enforce the CCPA and CPRA, which has increased regulatory scrutiny of covered businesses in the areas of data protection and security. Additional compliance investment and potential business process changes may also be required. Similar laws have passed in other states, and continue to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

In addition, in the course of our business, we may obtain health information from third parties that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”). Although we are not directly subject to HIPAA (other than potentially with respect to providing certain employee benefits) we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA/HITECH.
We could also be negatively impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, data privacy, data localization, and data protection outside of the U.S., such as the General Data Protection Regulation (“GDPR”), which took effect in the EU in May 2018. The GDPR extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles, and creates new obligations for companies and new rights for individuals. The GDPR may increase our responsibility and potential liability in relation to personal data that we process, expose us to substantial potential fines, and increase our compliance costs. The GDPR could also cause our development costs to increase in connection with clinical trials we are currently conducting and may conduct in the future in the EU for our product and product candidate. Further, recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EU to the United States. As well, from January 1, 2021, the GDPR and the United Kingdom (“UK”) GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law.
In March 2022, the U.S. and EU announced a new regulatory regime intended to replace the invalidated regulations. In October 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Signals Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the Court of Justice of the EU in relation to data transfers from the EEA to the U.S. and which formed the basis of the new EU-US Data Privacy Framework, or DPF, as released in December 2022. The European Commission adopted its Adequacy Decision in relation to the DPF in July 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. To the extent we are unable to transfer personal data between and among regions in which we operate or intend to operate as a result of regulatory authorities issuing further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, it could affect the manner in which we operate and could adversely affect our financial results.

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

The Company is a Canadian company, with its principal place of business in Canada. At at December 31, 2024, some of the Company’s directors and officers, including the Company's Chief Executive Officer and Chief Financial Officer, are residents outside the United States and a significant portion of the Company’s assets are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or these directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors or officers predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.
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

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Cautionary Note Regarding Forward-Looking Statements” in this annual report on Form 20-F. In addition, the market price for securities in the stock markets, including the NASDAQ and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares
If we fail to meet all applicable Nasdaq Capital Market requirements and Nasdaq determines to delist our common shares, the delisting could adversely affect the market liquidity of our common shares and the market price of our common shares could decrease and our ability to access the capital markets could be negatively impacted.
Our common shares are listed on The Nasdaq Capital Market. We must satisfy the continued listing requirements of The Nasdaq Capital Market, to maintain the listing of our common shares on The Nasdaq Capital Market. On February 13, 2025, we received a delinquency notification letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") indicating that, for the prior 30 consecutive business days, the closing bid price for our ordinary shares listed on the Nasdaq Capital Market was below the minimum $1.00 per share required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Notice provides that we have a period of 180 calendar days from the date of the Notice, or until August 12, 2025, to regain compliance with the minimum bid price requirement. The receipt of the Notice has no immediate effect on our business operations or the listing of our ordinary shares, which will continue to trade uninterrupted on the Nasdaq under the ticker "ONCY." If at any time before August 12, 2025, the bid price of our ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to us. In the event that we do not regain compliance by August 12, 2025, we may be eligible for additional time to regain compliance. To qualify, we would be required to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except for the minimum bid price requirement. In addition, we would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period.
There can be no assurance that we will be able to regain or subsequently maintain compliance with the Nasdaq continued listing requirements, and if we are unable to regain or maintain compliance with the continued listing requirements, our securities may be delisted from Nasdaq, which could reduce the liquidity of our common shares materially and result in a corresponding material reduction in the price of our common shares. Delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees, suppliers and business development opportunities. Such a delisting likely would impair your ability to sell or purchase our common shares when you wish to do so. Further, if we were to be delisted from Nasdaq, our common shares may no longer be recognized as a “covered security” and we would be subject to regulation in each state in which we offer our securities. Thus, delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly impact the ability of investors to trade our securities and would negatively impact the value and liquidity of our common shares
Potential dilution of present and prospective shareholdings.

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
Our operations may be adversely affected by disruptions to our information technology ("IT") systems or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, including disruptions from cybersecurity breaches of our IT infrastructure.

We rely on information technology networks and systems, including those of third-party service providers, to process, transmit, and store electronic information. In particular, we depend on our information technology infrastructure for a variety of functions, including financial reporting, data management, and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage, and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems to sophisticated and targeted measures known as advanced persistent threats. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins, and similar disruptions. If we or our vendors are unable (or are perceived as unable) to prevent such outages and breaches, our operations may be disrupted, and our business reputation could be adversely affected.
We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. In addition, we may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business, or reputational losses that may result from an interruption or breach of our systems.
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

B.Business Overview

Overview
We are a clinical-stage biopharmaceutical company developing pelareorep, a well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments.
Pelareorep is a proprietary isolate of reovirus, a naturally occurring, non-pathogenic double-stranded RNA (dsRNA) virus commonly found in environmental waters. Pelareorep has shown promising results in changing the tumor microenvironment (TME). This creates a more immunologically favorable TME, which in turn makes the tumor more susceptible to various treatment combinations. These treatments include chemotherapies, checkpoint inhibitors, and other immuno-oncology approaches such as CAR T therapies, bispecific antibodies, and CDK4/6 inhibitors. Pelareorep induces a new army of tumor-reactive T cells, helps these cells to infiltrate the tumor through an inflammatory process, and promotes the overexpression of PD-1/PD-L1. By priming the immune system with pelareorep, we believe we can increase the proportion of patients who respond to various cancer treatments, including immunotherapies, especially in cancers where existing treatment regimens have failed or provided limited benefit.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. As a clinical-stage drug development company, we consistently discuss and pursue potential partnerships, licensing agreements and other strategic transactions with third parties. Due to the capital intensive nature of early stage drug development, we continuously analyze our available cash and projected operating costs to determine whether to seek additional funds via the capital markets. To date, we have funded our operations mainly through the issuance of additional capital via public offerings, equity distribution arrangements, and through the exercise of warrants and stock options. There can be no assurance that we will be able to raise additional funds through the sale of our common shares.
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
Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) advanced and metastatic breast cancer (mBC) and metastatic pancreatic ductal adenocarcinoma (PDAC) to registration-enabled clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers, including anal cancer, through our GOBLET platform study.
Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. In the context of this annual report, statements of our "belief" are based primarily upon our results derived to date from our research and development program in animals, early-stage human trials, and our most recent data from mid-stage clinical trials, upon which we believe that we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early to mid-stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result we expect will occur.

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
•Selective viral replication in permissive cancer cells leading to tumor cell lysis.
•Modification of the tumor microenvironment by upregulating chemokine/cytokine expression, which makes the tumor more visible to the immune system and stimulates innate immunity that can directly target the tumor.
•Induction of adaptive immune responses, including the expansion of tumor-infiltrating lymphocyte populations in the blood that can attack tumors by targeting tumor- and virus-specific antigens.
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
•A toxic dose of pelareorep has not been reached/established in animal models and doses as high as 9.0 x 1010 TCID50 have been well-tolerated in humans. Treatment with pelareorep causes manageable side-effects.
Clinical data to date indicate the following:
•More than 1,600 patients have received at least one dose of study treatment in clinical studies with pelareorep. Of these, more than 1,200 patients received pelareorep, including over 600 patients in Oncolytics-sponsored trials, and over 500 in investigator-sponsored trials.
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
•Efficacy results from clinical studies show that treatment with pelareorep can improve the outcome of cancer patients with a variety of different tumors:
•In the randomized Phase 2 IND.213 study, 74 mBC patients were treated with pelareorep plus paclitaxel (PTX) versus PTX alone (standard of care control chemotherapy). The patients treated with PTX + pelareorep demonstrated a statistically significant improvement in median overall survival (OS) compared to those treated with PTX alone: 17.4 months versus 10.4 months, respectively (HR = 0.65; 80% CI 0.46–0.91; p=0.1). In a post hoc subgroup analysis of patients with HR+/HER2- disease, the median OS benefit from the addition of pelareorep to PTX was even greater compared to PTX alone: 21.0 months versus 10.8 months, respectively (HR = 0.60; p=0.1).
•In the subsequent Phase 2 BRACELET-1 study, 48 patients with HR+/HER2- mBC were randomized to receive one of three treatments: PTX alone, PTX + pelareorep, or PTX + pelareorep + avelumab, a licensed anti-PD-L1 antibody. Final efficacy results from the BRACELET-1 study demonstrated that the median OS in the PTX alone control arm was 18.2 months. However, the median OS could not be calculated in the PTX + pelareorep arm due to the number of patients still alive at the time of the analysis. A conservative estimate of median OS for the PTX + pelareorep arm is 32.1 months, indicating that PTX + pelareorep delivered a greater than 12-month survival advantage compared to PTX alone. This survival benefit is further illustrated by the 24-month overall survival rate, which showed that 64% of patients treated with PTX + pelareorep survived at least 2 years compared to 33% of patients treated with PTX alone. In addition, the final median PFS was 12.1 months for PTX + pelareorep compared to 6.4 months for PTX alone, a benefit of 5.7 months. These results substantiated the statistically significant near doubling of median OS observed in the earlier randomized IND-213 study in HR+/HER2- patients treated with PTX + pelareorep compared to PTX alone.
•In the AWARE-1 window-of-opportunity study, most HR+/HER2- early breast cancer patients treated with pelareorep showed an increase in CeLTIL score, a measure of tumor cellularity and tumor infiltrating lymphocytes (TILs) that is associated with a better prognosis in breast cancer. Importantly, the addition of the immune checkpoint inhibitor atezolizumab to pelareorep increased both the magnitude of the increase in

CeLTIL score and the proportion of patients with a positive CelTIL score thereby achieving the study’s primary endpoint. Biomarker data from AWARE-1 further demonstrated that pelareorep treatment modified the TME to make it more visible to the immune system, generated and expanded TIL clones in the blood, upregulated PD-L1 expression, and promoted CD8+ T cell infiltration into tumors. Some of these effects were even more prominent when pelareorep was combined with atezolizumab demonstrating synergy between the two agents.
•In the GOBLET platform study, the objective response rate (ORR) and disease control rate (DCR) were 62% and 85%, respectively, in first-line advanced/metastatic pancreatic ductal adenocarcinoma (PDAC) patients treated with the combination of pelareorep, atezolizumab, and gemcitabine/nab-paclitaxel. The observed ORR is substantially higher than the typical ORR of ~25% reported in historical trials of gemcitabine and nab-paclitaxel in metastatic pancreatic cancer. In a single-arm study of gemcitabine plus pelareorep, known as REO 017, first-line patients with metastatic PDAC, had a median OS of 10.2 months with 1-year and 2-year survival rates of 45% and 24%, respectively. These results were encouraging when compared to an average median OS of less than 7 months, and 1-year and 2-year survival rates of approximately 22% and 6%, respectively, for metastatic PDAC patients treated with gemcitabine alone in benchmark studies.
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
•Preliminary results from the anal carcinoma cohort of the GOBLET platform study showed ORR of 33% in second-line or later patients with squamous cell carcinoma of the anus treated with pelareorep plus atezolizumab, which compares favorably to the 10-24% ORRs reported in recent clinical trials of checkpoint inhibitor therapy is a similar second-line or later anal carcinoma populations. This cohort has exceeded the Stage 1 success criterion of ≥2 responses in the first 10 patients, and Stage 2 enrollment of 18 additional evaluable patients is ongoing.
Mechanism of Action

Figure 1. Proposed mechanism of action for pelareorep
1.Direct cell lysis - Pelareorep Replication in Permissive Cancer Cells
Selective viral replication and lysis of cancer cells and not of normal cells is mediated by the host cellular protein dsRNA-activated protein kinase (PKR). PKR is activated in non-cancer cells infected with reovirus, which in turn inhibits viral gene translation. However, in permissive cancer cells, PKR activation is inhibited, allowing viral gene translation and eventual cell lysis.
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
2.Induction of Innate Immunity
Preclinical and clinical studies provide compelling evidence that pelareorep functions as a systemically delivered immunogenic agent that acts locally at the site of the tumor. Indeed, preclinical studies demonstrated that cancer cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory environment promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T cells, altering the tumor microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independently of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus, in turn, stimulate the innate antitumor activity of NK cells and aid in the priming of specific antitumor cytotoxic lymphocyte, demonstrating that dendritic cell recognition of reovirus may trigger a beneficial innate immune response.
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
3.Induction of Adaptive Immunity
The selective replication of pelareorep in cancer cells can result in cell death, also known as oncolysis. In addition, tumor cells, like all cells, are sensitive to the presence pelareorep’s dsRNA genome leading to the upregulation of type 1 interferon expression that activates a cascade of cytokines and chemokines to effectively turns the TME from an immunologically inactive (“cold”) to an immunologically active (“hot”). In this way, pelareorep makes the TME more visible to the immune system. Because pelareorep is administered intravenously, it is also carried to lymph nodes where it can stimulate the production and activation and anti-viral T cells. This potent anti-viral T cell activation has a the effect of inducing the expansion of TIL clonal populations in the blood. This has been confirmed by T cell receptor sequencing of pre-treatment tumor tissue and post-treatment blood samples from multiple clinical studies. Ultimately, pelareorep-induced production of interferons and activation of innate immune responses along with the expression of PD-L1, CXCL10, and CXCL11 collectively serves to make the tumor visible to the immune system. This, in turn, allows increased activation and infiltration of the anti-tumor T cells into the tumor resulting in suppression and even elimination of tumor growth.
Pelareorep also enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (TAAs) and viral-associated antigens (VAAs) for processing and presentation by APCs, such as dendritic cells. Through this process, pelareorep facilitates the display of existing tumor specific antigens and novel ‘foreign’ antigens on the surface of infected tumor cells and APCs resulting in the expansion of these tumor specific T cell subsets. While it is difficult to identify the expansion of novel tumor T cell specific clones, we have identified expansion of pre-existing tumor specific T cell clones in the blood of pelareorep treated patients. Preliminary data suggest that the expansion of these clones correlates with reductions in tumor size. Simultaneously, pelareorep induces an increase in inflammatory response including the expression of co-stimulatory molecules and inflammatory cytokines. Together, these pelareorep-mediated immunological events initiate adaptive anti-tumor immunity.
By promoting the expansion of existing tumor specific T cells and the release of inflammatory cytokines, pelareorep, promotes an inflamed tumor phenotype. An inflamed tumor phenotype is characterized by NK and T cell infiltration, increased expression of chemokines/cytokines, and increased expression of checkpoint ligands such as PD-L1. This phenotype correlates with an increase in overall survival and has a positive prognostic value for early-stage cancers. In patients with metastatic cancer, an inflamed tumor phenotype is associated with better clinical outcomes when treated with immunotherapies, including immune checkpoint inhibitors, cancer vaccines, and adaptive T cell therapies. By promoting an inflamed tumor phenotype, pelareorep primes an anti-cancer immune response (Figure 2).
Figure 2. Pelareorep primes an anti-cancer immune response

Pelareorep promotes an anti-cancer immune response.

Non-inflamed tumor
Partially-inflamed tumor
Inflamed tumor
NK cell
T-cell
Antigen Presenting Cell
Immune desert
“cold tumor”
Immune responsive
“hot tumor”

Clinical Development
Breast Cancer Program
In the second quarter of 2024, we held a Type C meeting with the U.S. Food and Drug Administration (FDA) to discuss our planned potential registration-enabling trial for pelareorep in HR+/HER2- mBC. The FDA provided its feedback including support for progression-free survival (PFS) as the study's primary endpoint, with overall survival (OS) as a key secondary endpoint.
In the third quarter of 2024, we announced the final BRACELET-1 results. BRACELET-1 was a randomized open-label study that enrolled 48 patients with HR+/HER2- mBC into three cohorts: paclitaxel (PTX) alone, PTX in combination with pelareorep, and PTX in combination with both pelareorep and avelumab, a human anti-PD-L1 antibody. The results were based on efficacy data collected and analyzed two years after the last patient was enrolled as specified by the protocol. Results of the final BRACELET-1 analysis demonstrated that the median OS could not be calculated in the PTX + pelareorep arm due to the number of patients still alive at the time of the final analysis, in contrast with a median OS of 18.2 months in the PTX monotherapy arm. A conservative estimate of median OS for the pelareorep arm is 32.1 months, demonstrating that PTX + pelareorep delivered a greater than 12-month survival advantage compared to PTX alone. This survival benefit is further illustrated by the 24-month overall survival rate, which showed that 64% of patients treated with PTX + pelareorep survived at least 2 years compared to only 33% of patients treated with PTX alone. In addition, final PFS was 12.1 months for PTX + pelareorep compared to 6.4 months for PTX alone, a benefit of 5.7 months. These results substantiated the statistically significant near doubling of median OS observed in our earlier randomized IND.213 study in a similar HR+/HER2- patient population treated with PTX + pelareorep compared to PTX alone. The strong survival data from the BRACELET-1 and IND.213 studies, along with the FDA's guidance on our registration study plan from the Type C meeting, provided the foundation for our plan to conduct a registration-enabling study to assess pelareorep-based combination therapy in patients with advanced or metastatic HR+/HER2- breast cancer.
Gastrointestinal Cancer Program
In addition to our breast cancer program, we continued to explore pelareorep in gastrointestinal cancers through our GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with peLarEorep and anTi-PD-L1) platform study. The following were the key highlights of the GOBLET study in 2024:

Enrollment expansion of GOBLET anal cancer cohort
Based on the positive Stage 1 interim data presented at the 2nd International Multidisciplinary Anal Cancer Conference 2023, where we showed a tripling of objective response compared to similar studies investigating checkpoint inhibitor therapy alone, we expanded enrollment into GOBLET's anal cancer cohort. As there is currently no established standard therapy for anal carcinoma patients who have failed first-line treatment, continued positive results in the anal cancer cohort could potentially expand pelareorep's opportunity beyond breast and pancreatic cancers.
Initiation of new pancreatic cancer GOBLET cohort
We initiated, commenced enrollment, and dosed patients in GOBLET's new PDAC mFOLFIRINOX cohort (GOBLET Cohort 5). We completed the safety run-in for this cohort and received favorable feedback from the GOBLET Data Safety Monitoring Board. In January 2025, we received regulatory approval to allow GOBLET Cohort 5 to progress to full enrollment and presented the safety run-in results at the 2025 ASCO Gastrointestinal Cancers Symposium.

In 2024, we also entered into a preliminary collaboration with the Global Coalition for Adaptive Research (GCAR) to incorporate a pelareorep combination therapy arm into GCAR's anticipated master protocol for the evaluation of new therapeutic approaches in metastatic pancreatic cancer patients. Compared to a chemotherapy control arm, the investigational treatment regimen is expected to be pelareorep combined with chemotherapy, either with or without a checkpoint inhibitor. This adaptively designed trial could accelerate the registrational timeline and provide substantial cost savings compared to traditional trial designs.
Patents and Trade Secrets
We rely on our patent portfolio to protect the development of pelareorep. At December 31, 2024, we have 147 issued patents including 12 issued in the U.S. and 7 in Canada. We also have 14 patents pending in the U.S., Canada, and other jurisdictions. We have an extensive patent portfolio covering pelareorep and formulations that we use in our clinical trial program. We also have patents covering methods for manufacturing pelareorep and screening for susceptibility to pelareorep. These patent rights extend to at least the end of 2031. In addition, we have ongoing patent applications that may extend the patent rights beyond 2031.
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
•Expedited Development and Review Programs - The FDA has several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review, and Accelerated Approval. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, eligibility for these programs does not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.
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
Advertising and Promotion Regulations
With respect to both pre- and post-market product advertising and promotion, the FDA and similar foreign agencies impose a number of complex regulations on entities that advertise and promote pharmaceuticals and biologics, which include, among other things, standards and regulations relating to direct-to-consumer advertising, on vs. off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. These agencies have very broad enforcement authority and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing the entity to correct deviations from requisite standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA or relevant foreign agencies. Foreign, state, and federal civil and criminal investigations, fines, and prosecutions are also possible if advertising and promotion regulations are breached.
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
Market and Competition
According to estimates for 2025 from the American Cancer Society, more than 2.0 million Americans are expected to be diagnosed with cancer in the year, and approximately 618,000 Americans are expected to die of cancer. In the United States, the relative lifetime risk of a male or female developing cancer is 1 in 3 and 1 in 3, respectively1. It was projected that there will be 217,507 new patients with HR+/HER2- mBC in 20242.
While pelareorep has not been approved yet by the FDA, market research performed in 2024 has determined that the addressable population for the pelareorep-based combination therapy in patients with advanced or metastatic HR+/HER2- breast cancer is estimated to be around 55,000 patients annually in the U.S. only. This indication could generate up to $2.4 billion in peak sales across U.S. and EU53.
1 American Cancer Society's Cancer Facts & Figures 2025
2 https://seer.cancer.gov/statfacts/html/breast-subtypes.html (accessed January 27, 2025)
3 Gampenrieder, Simon Peter et al. “Landscape of HER2-low metastatic breast cancer (MBC): results from the Austrian AGMT_MBC-Registry.”Breast cancer research : BCR vol. 23,1 112. 14 Dec. 2021, doi:10.1186/s13058-021-01492-x; Schettini, Francesco et al. “Clinical, pathological, and PAM50 gene expression features of HER2-low breast cancer.” NPJ breast cancer vol. 7,1 1. 4 Jan. 2021, doi:10.1038/s41523-020-00208-2 Mehta, Sandhya et al. “Prevalent of ‘HER2 ultra-low’ among patients with advanced breast cancer with historical IHC0 status.” Journal of Clinical Oncology vol. 42, 16. 29 May 2024, doi.org/10.1200/JCO.2024.42.16_suppl.e1315; Tarantino, Paolo et al. “HER2-Low Breast Cancer: Pathological and Clinical Landscape.” Journal of clinical oncology : official journal of the American Society of Clinical Oncology vol. 38,17 (2020): 1951-1962. doi:10.1200/JCO.19.02488; DESTINY-BREAST04; DESTINY-BREAST06; GlobalData HER2 negative BC Global Drug Forecast & Market Analysis to 2030; GlobalData Price Intelligence Database; Redbook; ICER

The costs of this disease state are also significant. In the United States, the American Cancer Society reported in its Cancer Facts & Figures 2025 that The National Cancer Institute estimated that the 2020 cancer-related medical costs were $208.9 billion.
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
Product Marketing Strategy
The markets for the cancer product being developed by us may be large and could require substantial sales and marketing capability. Before or upon successful completion of the development of a cancer product, we intend to enter into one or more strategic partnerships or other collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, we will establish arrangements with various partners for different geographical areas or specific applications at various times in the development process. Our management and consultants have relevant experience with the partnering process of oncology products.
Seasonality
Our results of operations have not been materially impacted by seasonality.

Raw Materials
We believe that sources of raw material pertinent for manufacturing our pelareorep product are generally available.
Corporate Social Responsibility and ESG
As a rapidly growing, clinical-stage biotech company, we are not yet in a position to implement a broad-based ESG policy and program. However, our corporate goals are inspired by our potential to impact the care of patients with cancer, especially those with late-stage breast and pancreatic cancers and are informed by our corporate values of acting with integrity, collaboration, innovation, and embracing diversity. In 2024, our corporate goals focused on certain clinical, manufacturing, and business operations and support our desire to obtain an approval for an innovative cancer treatment that extends patient lives. Each year we work hard to achieve our goals and objectives while maintaining a respectful, collaborative, and caring work environment. While we do not formally report on our ESG policies and compliance, we publicly disclose elements of our ESG activities. Our governance policies like our board mandates, code of ethics and conduct, and our public filings are all on our website at https://oncolyticsbiotech.com/investor-overview/corporate-governance/. Our website is not incorporated herein by reference.

C.Organizational Structure

On December 31, 2024, we had one material wholly-owned operating subsidiary; Oncolytics Biotech (Barbados) Inc. (“OBB”), a Barbados company. In addition, Oncolytics Biotech (U.S.) Inc., a Delaware corporation, is a material wholly-owned subsidiary of OBB.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. - D. Operating Results, Liquidity and Capital Resources, Research and Development, Patents and Licenses, Trend Information

Please see our 2024 Management Discussion and Analysis in Exhibit 15.1, which is incorporated herein by reference.

E. Critical Accounting Estimates
Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names and places of residence of all our directors and senior management as at February 27, 2025, as well as the positions and offices held by such persons and their principal occupations.

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
Patricia Andrews New York, USA(3)(4)	Director	Ms. Andrews was the CEO of Sumitomo Pharma Oncology, Inc., a clinical-stage research and development biopharmaceutical company, and an Executive Officer of Sumitomo Pharma Co., Ltd., a global healthcare corporation, from 2017 to 2023, as well as the Global Head of Oncology for Sumitomo Pharma Co., Ltd. from 2020 to 2023. Prior to joining this organization in 2013, she was Executive Vice President and Chief Commercial Officer at Incyte for four years, where she established the commercial organization and launched its first product, the first-in-class, first-in-disease, oncology product Jakafi®. She was also responsible for business development and completed multiple significant product licensing deals for Incyte. Ms. Andrews held increasing leadership positions at Pfizer from 1991-2008, with her final role being Vice President and General Manager of the U.S. Oncology Business Unit. Ms. Andrews received her M.B.A. from the University of Michigan and her B.A. from Brown University. Ms. Andrews has been a Director on the board of GlycoMimetics (NASDAQ: GLYC) since 2017.	January 5, 2024
Deborah M. Brown, MBA, ICD.D(1)(2) Ontario, Canada	Director
Ms. Brown has held senior leadership roles in both pharmaceutical companies and professional healthcare service firms, most recently at Eversana. She was an executive at EMD Serono from 2000 to 2014, holding the positions of Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown served as Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently sits on the Board of the HBSPCA. Ms. Brown holds an MBA from the Ivey School of Business, an Hons B.Sc, and has completed the Institute of Corporate Directors Designation (ICD.D) at the University of Toronto.
November 2, 2017
Christophe Degois California, USA	Vice President, Business Development	Prior to joining Oncolytics, Mr. Degois was Vice President, Business Development at Dantari, a series A biotech developing novel antibody-drug conjugates for cancer. Mr. Degois started his career in the pharmaceutical industry at Eli Lilly and Co., both in Paris and in Indianapolis. He was Business Director at Schering Plough (now Merck) in Paris, where he was responsible for the launch of Remicade for rheumatoid arthritis.

He brings more than twenty years of experience in business development acquired at Genentech, PDL, Xoma, Geron, and Aimmune Therapeutics. He has closed multiple deals valued at over $3 billion, such as co-development, out-licensing, research collaborations, in-licensing, and global distribution agreements.

		Mr. Degois holds an MBA with a Marketing Major from Ecole Supérieure de Commerce-SKEMA, Nice, France.	N/A
Allison Hagerman, P.Eng., PMP, MBT Alberta, Canada	Vice President, Product Development	A Professional Engineer focused on biotechnology, Ms. Hagerman joined Oncolytics in 2010. Prior to being appointed as Vice President of Product Development, Ms. Hagerman was the Director, Manufacturing and Engineering from 2013-2017 and Project Manager from 2010-2013. Ms. Hagerman is a Professional Engineer (P.Eng., APEGA) and Project Management Professional (PMP, PMI). She holds a Master of Biomedical Technology (MBT) degree from the University of Calgary, and B.Sc. degrees in both Chemical Engineering and Biological Sciences.	N/A

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
Thomas C. Heineman, MD, PhD California, USA	Chief Medical Officer
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
N/A
Angela Holtham, MBA, FCPA, ICD.D(1)(2) Ontario, Canada	Director	Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. In more recent years she has held numerous governance roles on various Boards in both the publicly traded and not-for-profit sectors and held short term contract positions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).	June 18, 2014
Amy G. Levin, RN, BSN California, USA	Vice President, Clinical Operations
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

Ms. Levin earned a Bachelor of Science degree in Nursing (BSN) from the University of Texas at Austin.
N/A
Kirk Look, CPA, CA, MSJ Alberta, Canada	Chief Financial Officer	Mr. Look joined Oncolytics as the Company's Controller in April 2003, and assumed the role of Chief Financial Officer in November 2012. Prior to joining Oncolytics, from 2000 to April 2003, Mr. Look was Manager of Audit and Assurance Services with Ernst & Young LLP in Canada. From 1998 to the end of 1999, Mr. Look held the positions of Audit Manager and Senior Accountant at Ernst & Young LLP in Chile. Mr. Look is a Chartered Professional Accountant, and holds a Master of Science in Jurisprudence (MSJ) from the Seton Hall University School of Law and a Bachelor of Commerce from the University of Calgary.	N/A

Name and Place of Residence	Position with the Company	Principal Occupations	Director of the Company Since
James T. Parsons, MAcc, CPA, CA(1)(3) Ontario, Canada	Director	Mr. Parsons is the Chief Financial Officer (CFO) of Sernova Biotherapeutics., a TSX-listed clinical stage regenerative medicine company, since October 2024. He previously served as the CFO of Trillium Therapeutics Inc. (TSX: TRIL) (NASDAQ: TRIL) from August 2011 through its acquisition by Pfizer in November 2021 for an aggregate purchase price of approximately U.S.$2.2 billion. Prior to his time at Trillium, Mr. Parsons served as Vice President, Finance, at DiaMedica Therapeutics Inc, CFO of ProMIS Neurosciences (formerly Amorfix Life Sciences Ltd.), and CFO and Vice President, Finance and Administration, at Aptose Biosciences Inc. (formerly Lorus Therapeutics). Mr. Parsons is the Chair of the Board and Chair of the Audit Committee of DiaMedica Therapeutics Inc. (NASDAQ: DMAC).	June 16, 2022
Wayne Pisano, MBA(5) Pennsylvania, USA	Interim Chief Executive Officer and Chair of the Board(6)	Mr. Pisano was appointed as Interim Chief Executive Officer in June 2024. Mr. Pisano has served as a Director/Chairman of several publicly traded companies in the US and Canada and has more than 30 years of experience as a pharmaceutical industry executive. He served as the president and CEO of VaxInnate, a privately held biotech company from January 2012 to November 2016. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997, assuming increasing levels of responsibility. He was promoted to President and CEO in 2007, the position he successfully held until his retirement in 2011. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor's degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.	May 9, 2013
Jonathan Rigby, MBA(3) Louisiana, USA	Director	Mr. Rigby is currently an advisor to Guidepoint and CEO of Sernova Biotherapeutics. Previously he was the Group Chief Executive Officer (CEO) of Revolo Biotherapeutics, where he led a team focused on the development of therapies for autoimmune and allergic diseases. Previously, he was the CEO of SteadyMed Ltd., which he led through a NASDAQ listing and sale to United Therapeutics Corporation. Prior to his time at SteadyMed, Mr. Rigby co-founded Zogenix, Inc., a CNS-focused specialty pharmaceutical company that was acquired by UCB in a transaction valued at up to approximately U.S. $1.9 billion. Before co-founding Zogenix, Mr. Rigby held roles of increasing responsibility in commercial and business development functions at large pharmaceutical companies such as Merck, Bristol Myers Squibb, and Profile Therapeutics (now Phillips Medical). In addition to his Oncolytics appointment, Mr. Rigby is also a member of the ImmunoMolecular Therapeutics Board of Directors and was the Chairman of BioPlus Acquisition Corp., a Nasdaq-listed biotech acquisition company. He holds a B.S. with Honors in Biological Sciences from Sheffield University, UK, and an M.B.A. from Portsmouth University, UK.	August 30, 2022
Bernd R. Seizinger, MD, PhD(2)(4) New Jersey, USA and Munich, Germany	Director	Dr. Seizinger has been board member/chairman in multiple public and private biotech companies in the US and Europe. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University, and Massachusetts General Hospital. He also currently sits on multiple biotech boards, including three additional public boards: Aptose Biosciences, Aprea Therapeutics, and BioInvent.	June 8, 2015
Notes:
(1)Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(2)Member of the Compensation Committee. Ms. Brown is Chair of this Committee.
(3)Member of the Governance Committee. Mr. Rigby is Chair of this Committee.
(4)Member of the Science & Development Committee. Dr. Seizinger is Chair of this Committee.

(5)Mr. Pisano, as Chair of the Board, served as an ex-officio member of the Compensation, Audit, Governance, and Science & Development Committees prior to his appointment as Interim Chief Executive Officer ("Interim CEO") in June 2024.
(6)During the second quarter of 2024, Dr. Matt Coffey, PhD, the former President and Chief Executive Officer of Oncolytics commenced a medical leave of absence. Mr. Pisano, Chair of Oncolytics’ Board of Directors, was appointed as Interim CEO during Dr. Coffey’s absence. In February 2025, Dr. Coffey resigned as President, Chief Executive Officer, and director of Oncolytics due to ongoing health concerns.
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
We are not aware of any arrangement or understanding with major shareholders, suppliers or others, pursuant to which any person referred to above was selected as a director or senior management.
B.Compensation

Board of Directors

Generally, only the Company's independent directors receive compensation for their service on our board of directors. During the second quarter of 2024, Mr. Pisano, Chair of Oncolytics’ Board of Directors, was appointed Interim CEO during Dr. Coffey’s leave of absence. Because of the uncertainty regarding Dr. Coffey's potential return to full-time duty as CEO, Mr. Pisano continued to receive compensation in 2024 for his service as Chair of our board of directors notwithstanding his appointment as Interim CEO. The following table sets forth information concerning the total compensation paid in 2024 to each member serving as director as at December 31, 2024.

Name	Fees Earned ($)(1)	Share- based awards ($)(2)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Patricia Andrews	71,945	Nil	36,417	Nil	Nil	Nil	108,362
Deborah M. Brown	89,212	Nil	15,578	Nil	Nil	Nil	104,790
Angela Holtham	94,967	Nil	15,578	Nil	Nil	Nil	110,545
James T. Parsons	79,140	Nil	15,578	Nil	Nil	Nil	94,718
Wayne Pisano	115,112	Nil	19,472	Nil	Nil	Nil	134,584
Jonathan Rigby	71,945	Nil	15,578	Nil	Nil	Nil	87,523
Bernd R. Seizinger	87,773	Nil	15,578	Nil	Nil	Nil	103,351
Notes:
(1)Directors are paid fees in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.4389.
(2)The value of share-based and option-based awards are based on the grant date assumptions as disclosed in note 11 "Share-Based Compensation" in our 2024 audited consolidated financial statements.

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
In addition to the combined retainer, the Company will grant 30,000 options annually for directors other than the Chair. The Chair will receive 37,500 options annually. All such options vest in their entirety one year following the grant date. New directors will be entitled to receive an initial grant of 45,000 options, which vest immediately. The Company does not provide pension plan benefits to its directors.
Commencing effective January 1, 2025, until such time as Mr. Pisano ceases to serve as Interim CEO, Mr. Pisano will no longer receive compensation for serving as Chair, rather, all compensation received by Mr. Pisano will be for serving in the role of Interim CEO.
We also reimburse the directors for any reasonable expenses incurred by them while acting in their directors' capacity. During the year ended December 31, 2024, total compensation of $743,873 was paid to the independent directors which consisted of fee payments of $610,094 and option-based awards of $133,779.
The following table sets forth for each director, other than Dr. Coffey, all option-based awards outstanding as at December 31, 2024:

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date
Patricia Andrews	45,000	1.76	1/5/2029
Deborah M. Brown	5,263	5.42	11/7/2027
	30,000	3.40	3/8/2026
	30,000	1.14	6/16/2026
	30,000	2.76	8/15/2028
	30,000	1.13	12/18/2029
Angela Holtham	30,000	3.40	3/8/2026
	30,000	1.14	6/16/2026
	30,000	2.76	8/15/2028
	30,000	1.13	12/18/2029
James T. Parsons	45,000	1.14	6/16/2026
	30,000	2.76	8/15/2028
	30,000	1.13	12/18/2029
Wayne Pisano	37,500	3.40	3/8/2026
	37,500	1.14	6/16/2026
	37,500	2.76	8/15/2028
	37,500	1.13	12/18/2029
Jonathan Rigby	45,000	1.84	8/30/2026

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date
	30,000	2.76	8/15/2028
	30,000	1.13	12/18/2029
Bernd R. Seizinger	5,263	7.60	6/8/2025
	30,000	3.40	3/8/2026
	30,000	1.14	6/16/2026
	30,000	2.76	8/15/2028
	30,000	1.13	12/18/2029
(1)As at December 31, 2024, all options granted to our directors had fully vested except for the options granted on December 18, 2024 (expiring December 18, 2029).
Other than Mr. Pisano, who in his capacity as Interim CEO was granted share awards (see Named Executive Officers section below), none of our directors held share awards as at December 31, 2024.
Named Executive Officers
The following tables and discussion relate to compensation paid or earned by our Chief Executive Officer (CEO), Interim CEO, Chief Financial Officer (CFO), and our three most highly compensated officers (other than CEO, Interim CEO, and CFO) who were serving as officers as at December 31, 2024 (collectively the "Named Executive Officers").
The following table sets forth information concerning the total compensation paid to our Named Executive Officers in 2024.

Name and principal position	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(1)	Bonus ($)(6)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(2)	Total compensation ($)
Dr. Matthew Coffey(3) President and Chief Executive Officer	709,950	156,887	106,500	Nil	Nil	Nil	90,881	1,064,218
Wayne Pisano(3)(4) Interim Chief Executive Officer	102,200	92,806	Nil	Nil	Nil	Nil	Nil	195,006
Kirk Look Chief Financial Officer	597,479	210,496	126,491	Nil	Nil	Nil	77,636	1,012,102
Dr. Thomas C. Heineman(5) Chief Medical Officer	749,706	240,701	126,491	Nil	Nil	Nil	54,675	1,171,573
Allison Hagerman Vice President, Product Development	422,622	107,531	39,256	Nil	Nil	Nil	66,426	635,835
Amy G. Levin(5) Vice President, Clinical Operations	474,261	83,823	30,532	Nil	Nil	Nil	66,090	654,706
Notes:
(1)The value of share- and option-based awards are based on the grant date assumptions as disclosed in note 11 "Share-Based Compensation" in our 2024 audited consolidated financial statements.
(2)The dollar amounts set forth under this column are related to contributions to the senior management's respective retirement savings plan and amounts provided for health care benefits by the Company.
(3)None of the compensation paid to Dr. Coffey and Mr. Pisano related to their roles as directors of the Company.
(4)During the second quarter of 2024, Dr. Coffey commenced a medical leave of absence. Wayne Pisano, Chair of Oncolytics’ Board of Directors, was appointed Interim CEO during Dr. Coffey’s absence.
(5)U.S. Employees are paid salaries, bonuses, and other compensation in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.4389.
(6)In 2024, Restricted Share Awards were issued to our Named Executive Officers in lieu of cash under our short-term incentive program.

We have entered into employment agreements with our Named Executive Officers (each an "Employment Agreement") other than Mr. Pisano. Dr. Coffey's employment agreement with Oncolytics terminated upon his resignation as President and Chief Executive Officer in February 2025. The Chief Financial Officer and Chief Medical Officer are eligible for a cash bonus of up to 40% of their respective base salary, the Vice President, Product Development is eligible for a cash bonus of up to 35% of her base salary, and the Vice President, Clinical Operations is eligible for a cash bonus of up to 25% of her base salary. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Company as assessed by the Compensation Committee and approved by the Board. The overall performance of the Company is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards. As well, the Employment Agreements provide that each member of the Company's senior management is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Company. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

The Company does not provide pension plan benefits to its Named Executive Officers and employees. The Company does not currently have a stock appreciation rights plan.
The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding as at December 31, 2024:

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
Dr. Matthew Coffey(3)	77,263	3.99	12/1/2025	255,171	339,377
	42,105	2.66	1/16/2027
	420,000	3.40	3/8/2026
	65,000	2.08	12/10/2025
	100,000	2.31	12/9/2026
	301,000	2.76	8/15/2028
	350,000	1.91	12/8/2028
	205,100	1.13	12/18/2029
Wayne Pisano(4)	Nil	Nil	Nil	64,004	85,125
Kirk Look	48,842	3.99	12/1/2025	246,480	327,818
	31,578	2.66	1/16/2027
	155,000	3.40	3/8/2026
	55,000	2.08	12/10/2025
	80,000	2.31	12/9/2026
	105,000	2.76	8/15/2028
	231,700	1.91	12/8/2028
	243,600	1.13	12/18/2029
Dr. Thomas C. Heineman	70,000	2.84	8/1/2025	270,344	359,558
	120,000	3.40	3/8/2026
	55,000	2.08	12/10/2025
	80,000	2.31	12/9/2026
	88,900	2.76	8/15/2028
	231,700	1.91	12/8/2028
	243,600	1.13	12/18/2029
Allison Hagerman	5,263	3.90	12/9/2025	112,094	149,085
	7,894	2.66	12/28/2026
	45,000	3.40	3/8/2026
	55,000	2.08	12/10/2025

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
	80,000	2.31	12/9/2026
	21,700	2.76	8/15/2028
	72,800	1.91	12/8/2028
	75,600	1.13	12/18/2029
Amy G. Levin	50,000	2.27	9/1/2025	88,247	117,369
	25,000	2.08	12/10/2025
	25,000	2.31	12/9/2026
	21,700	2.76	8/15/2028
	56,700	1.91	12/8/2028
	58,800	1.13	12/18/2029
(1)As at December 31, 2024, all options granted to our Named Executive Officers had fully vested except for the options granted on August 15, 2023 (expiring August 15, 2028), December 8, 2023 (expiring December 8, 2028), and December 18, 2024 (expiring December 18, 2029).
(2)These amounts are calculated based on the closing price of the Common Shares on the TSX on December 29, 2024 ($1.33).
(3)During the second quarter of 2024, Dr. Coffey commenced a medical leave of absence. Dr. Coffey resigned as President, Chief Executive Officer, and director of Oncolytics in February 2025.
(4)During the second quarter of 2024, Dr. Coffey commenced a medical leave of absence. Mr. Pisano, Chair of Oncolytics’ Board of Directors, was appointed Interim CEO during Dr. Coffey’s absence.
Termination of Employment or Change of Control

The following table reflects amounts payable to each member of the Company's Named Executive Officers, other than Dr. Coffey whose employment agreement with Oncolytics terminated upon his resignation as President and Chief Executive Officer in February 2025, based on their respective Employment Agreements assuming that their employment was terminated on December 31, 2024, without cause or due to a change of control of the Company.

Name and principal position	Termination without Cause Severance(1)(2) ($)	Change of Control Severance(3) ($)
Wayne Pisano(4)(5) Interim Chief Executive Officer	Nil	Nil
Kirk Look Chief Financial Officer	716,432	1,432,864
Dr. Thomas C. Heineman(5) Chief Medical Officer	550,971	550,971
Allison Hagerman Vice President, Product Development	489,978	489,978
Amy G. Levin(5) Vice President, Clinical Operations	329,600	329,600
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
(4)During the second quarter of 2024, Dr. Coffey commenced a medical leave of absence. Wayne Pisano, Chair of Oncolytics’ Board of Directors, was appointed Interim CEO during Dr. Coffey’s absence.
(5)U.S. Employees are paid in U.S. Dollars and are presented in U.S. dollars.
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
Compensation Committee
The Company has formed a compensation committee (the “Compensation Committee”) in accordance with Rule 5605(d)(1) of the Nasdaq Capital Market which consists of three outside, independent directors, Dr. Seizinger, Ms. Holtham, and Ms. Brown, each of whom is independent in accordance with Rule 5605(a)(2) and Rule 5605(d)(2)(A) of the Nasdaq Capital Market. Ms. Brown is the Chair of the Compensation Committee. No member of the Compensation Committee has been an employee or officer of the Company or any of its affiliates. Mr. Pisano was formerly a member of the Compensation Committee but no longer serves due to his appointment as Interim CEO in June 2024.
The compensation committee's primary purpose is to assist our Board of Directors in carrying out its responsibility for the Company's human resources and compensation policies and processes. The Compensation Committee's written mandate is located on the Company’s website at https://oncolyticsbiotech.com/investor-overview/corporate-governance/.
Audit Committee
The Company has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), consisting of three independent directors pursuant to the Rule 5605(a)(2) and Rule 5605(c)(2) of the Nasdaq Capital Market and Rule 10A-3 of the Exchange Act: Ms. Brown, Ms. Holtham, and Mr. Parsons, none of whom are nor have been employees or officers of the Company or any of its affiliates.  Ms. Holtham is presently the Chair of the Audit Committee. Each Audit Committee member is financially literate. Mr. Pisano was formerly a member of the Audit Committee but no longer serves due to his appointment as Interim CEO in June 2024.
Our audit committee reviews and approves the scope of the annual audits of our financial statements, reviews our internal control over financial reporting, reviews and approves services performed by the independent auditors, reviews the findings and recommendations of the independent auditors, and periodically reviews major accounting policies.
The Audit Committee's written mandate is located on the Company’s website at https://oncolyticsbiotech.com/investor-overview/corporate-governance/.

D.Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years by activity and geographic location:

By Function:	2024	2023	2022
Research and development	16	16	17
General and administrative	12	11	12
Total	28	27	29

By Geographic Location:	2024	2023	2022
Canada	14	15	15
United States of America	10	8	9
Other	4	4	5
Total	28	27	29
E.Share Ownership
See Item 6.B. and Item 7.A.
Equity Compensation Plan Information
We currently have two share-based compensation plans: the Stock Option Plan and the Share Award Plan.
Stock Option Plan
The following is a summary of the Company’s Amended and Restated Stock Option Plan (the “Stock Option Plan”) dated effective as of May 9, 2023.
The Company, with the approval of its Shareholders, has established the Stock Option Plan. The number of Common Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company (including the Share Award Plan) in aggregate shall not exceed 14% of the total number of issued and outstanding Common Shares from time to time.
Under the Stock Option Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Company or any subsidiary of the Company (such persons being “Eligible Persons”) to whom Options may be granted and the number of Options to be granted to each.
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
The number of Shares that may be acquired under an Option granted to a participant under the Stock Option Plan shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one participant under the Stock Option Plan or any other security based compensation arrangement of the Company, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
Without obtaining the approval of Shareholders in accordance with the rules of the TSX or the requirements of any other stock exchange on which the Common Shares are then listed, no Options shall be granted pursuant to the Stock Option Plan, if such grant together with grants pursuant to all other share compensation arrangements of the Company, could result, at any time, in:
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
Subject to any written agreement between the Company and a participant providing otherwise, if any participant shall cease to be an Eligible Person for any reason other than the termination for cause or the death or permanent disability of the participant, such participant’s Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the applicable option period and the ninetieth (90th) day after the date such participant ceases to be an Eligible Person as to the then vested portion of the Option. If a participant ceases to be an Eligible Person as a result of the termination of such participant for cause, effective as of the date notice is given to the participant of such termination, all outstanding Options shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by such participant, and the participant shall not be entitled to receive any Common Shares or other compensation in lieu thereof.
Subject to any written agreement between the Company and a participant providing otherwise, if in the event of the death or permanent disability of a participant, any Option previously granted to such participant shall be exercisable until the end of the applicable option period or until the expiration of 12 months after the date of death or permanent disability of such participant, whichever is earlier, and then only: (i) by the person or persons to whom the participant’s rights under the Option shall pass by the participant’s will or applicable law; (ii) to the extent that he or she was entitled to exercise the Option as at the date of the participant’s death or permanent disability.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-employee directors, by not more than one year, and in the case of Options held by other persons, by not more than three years, but in no case longer than the normal expiry of the Options.
In the event of a change of control of the Company (as such term is defined in the Stock Option Plan), all Options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the Options or the Stock Option Plan for a period of time ending on the earlier of the expiry time of the Option and the ninetieth (90th) day following the change of control.
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
(vi)    reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Company (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);
(vi)    changes the insider participation limitation at any time under the Stock Option Plan; or
(vii)    amends the amending provision of the Stock Option Plan.
Share Award Plan
The following is a summary of the Company’s Amended and Restated Incentive Share Award Plan (the “Share Award Plan”) dated effective as of May 9, 2023.
The Company, with the approval of its Shareholders, has established the Share Award Plan. Under the Share Award Plan, the Board may, at such times and in such amounts as the Board may deem advisable in its sole and absolute discretion, issue Performance Share Awards (“PSAs”) to eligible employees, including officers, and Restricted Share Awards (“RSAs” and, together with PSAs, “Share Awards”) to Eligible Persons. The number of Common Shares reserved for issuance under the Share Award Plan and all other security based compensation arrangements of the Company (including the Stock Option Plan) in aggregate shall not exceed 14% of the total number of issued and outstanding Common Shares from time to time.
Subject to earlier vesting in accordance with the terms of the Share Award Plan and unless otherwise determined by the Board, Share Awards granted under the Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each RSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) and each PSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) multiplied by the percentage (“Vesting Percentage”) of outstanding PSAs that will vest based upon the relative achievement of any performance-related measures or criteria as determined by the Board in its sole discretion, which may include the Company’s performance compared to identified operational or financial targets and the Company’s shareholder return.
The aggregate number of Common Shares issuable at any time to insiders, under all security based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The aggregate number of Common Shares issued pursuant to all security based compensation arrangements of the Company, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Share Award Plan further provides that the aggregate number of Common Shares reserved for issuance to any one participant under all security based compensation arrangements of the Company, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as at February 27, 2025, for:
•each person who is known by us to beneficially own more than 5% of our common shares;
•each of our directors;
•each Named Executive Officer (other than Dr. Coffey who resigned as CEO in February 2025); and
•all of our directors and Named Executive Officers (other than Dr. Coffey) as a group.
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
Except as otherwise indicated, the address of each person in the table below is 804, 322 11th Avenue SW, Calgary, Alberta, Canada T2R 0C5.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% and Greater Shareholders:
Anson Funds Management LP(1)	8,185,743	9.47%
Directors and Named Executive Officers(2):
Patricia Andrews	45,000	**
Deborah M. Brown	144,211	**
Angela Holtham	217,238	**
James T. Parsons	75,000	**
Wayne Pisano	302,441	**
Jonathan Rigby	75,000	**
Bernd R. Seizinger	410,126	**
Kirk Look	813,351	**
Dr. Thomas C. Heineman	753,034	**
Allison Hagerman	344,632	**
Amy G. Levin	208,152	**
All directors and Named Executive Officers(2) as a group	3,388,185	3.82%
** Less than 1% ownership
Notes:
(1)Based on information obtained from Schedule 13G jointly filed by Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo, and Mr. Moez Kassam (together "Anson") on February 14, 2025. In addition, according to that report, Anson Funds Management LP, Anson Management GP LLC and Mr. Moore's business address is 16000 Dallas Parkway, Suite 800 Dallas, Texas 75248, and Anson Advisors Inc., Mr. Nathoo and Mr. Kassam's business address is 181 Bay Street, Suite 4200 Toronto, ON M5J 2T3. As disclosed in our Form 20-F dated March 12, 2024, Anson Funds Management LP beneficially owned 3,814,299 shares which equated to 5.06% of shares beneficially owned.
(2)Does not include shares owned by Dr. Coffey who resigned as CEO in February 2025.

None of Anson, our directors, nor our Named Executive Officers have different voting rights.

Shares Held in the United States
The following table indicates, as of February 27, 2025, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total number of holders of record	Total number of common shares issued and outstanding	Number of U.S. holders of record	Number of common shares held by U.S. holders of record	Percentage of common shares held by U.S. holders of record
196	86,421,592	59	68,950,482	79.78%

Change of Control
As of February 27, 2025, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.
Control by Others
To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or any other natural or legal person, severally or jointly.

B.Related Party Transactions
We have entered into employment contracts with each of our named executive officers, except Mr. Pisano (see Item 6).
Since the beginning of the fiscal year ended December 31, 2024, up to March 7, 2025, we did not enter into any other related party transactions and we do not have any loans outstanding with any officer, director or major shareholder.

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
Directors
Subject to certain exceptions, including in respect of voting on any resolution to approve a contract that relates primarily to the director's remuneration, directors may not vote on resolutions to approve a material contract or material transaction if the director is a party to such contract or transaction. The directors are entitled to remuneration as shall from time to time be determined by the Board of Directors with no requirement for a quorum of independent directors. The directors have the ability under the Act to exercise our borrowing power, without authorization of the shareholders. The Act permits shareholders to restrict this authority through a company's articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place for us. Our Articles and By-laws do not require directors to hold shares for qualification. Neither the Articles or the By-laws contain an age limit requirement for the retirement of directors. The Company actively encourages independent board member renewal through its formal term limit policy, adopted on June 30, 2015, whereby the independent director term limit is set at 12 years. Under the policy, the Board of Directors maintains the discretion to extend a directors’ term, if under the circumstances, it is in the best interest of the Company and its shareholders. This in practice ensures that new independent directors are appointed regularly, without losing the experience base of long serving directors.
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
E.Taxation

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date of this annual report, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires Common Shares as beneficial owner and who, for the purposes of the Tax Act and the Regulations and at all relevant times deals at arm’s length with the Company and any underwriters that we have recently use, is not affiliated with the Company or the underwriters we have recently used, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares, as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Common Shares in the course of carrying on a business as part of an adventure or concern in the nature of trade.
This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Common Shares in connection with carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as a “Non-Resident Holder”, and this summary only addresses such Non-Resident Holders.
Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an authorized foreign bank. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.
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
Currency
In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must, to the extent such amounts are not otherwise expressed in Canadian dollars, be converted into Canadian dollars based on an exchange rate quoted by the Bank of Canada for the date such amount arose or such other rate of exchange that is acceptable to the CRA.
Dividends
Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is: (i) a beneficial owner of dividends, (ii) resident in the United

States for purposes of the Treaty, (iii) and entitled to the benefits of the Treaty, is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.
Dispositions
Upon a disposition (or a deemed disposition) of a Common Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), by a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Common Shares, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Common Share to the Non-Resident Holder.
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized (nor will a capital loss arising therefrom be recognized under the Tax Act) on the disposition or deemed disposition of a Common Share unless the Common Share is or is deemed to be “taxable Canadian property” and is not “treaty-protected property” (each as defined under the Tax Act) of the Non-Resident Holder at the time of disposition.
Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes NASDAQ and TSX), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.
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
A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

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

J.Annual Report to Security Holders

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Please see Item 4 – "Information on the Company" and Note 17 Financial Instruments in our audited consolidated financial statements beginning on page F-1 of this annual report on Form 20-F.
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

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework, (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2024, the Company’s internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm
The Auditor Attestation Report is included in the Ernst & Young LLP Independent Auditor's Report, included in the Company's financial statements, beginning on page F-1 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

There were no amendments to our Code of Ethics during the fiscal year ended December 31, 2024. We did not grant any waivers to the provisions of our Code of Ethics during the fiscal year ended December 31, 2024.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees and Services

During the financial years ended December 31, 2024 and 2023, Ernst & Young LLP (PCAOB ID: 1263) received the following fees:

Item	2024	2023
Audit fees(1)	$408,648	$411,435
Audit-related fees(2)	$—	$—
Tax fees(3)	$33,399	$32,013
All other fees(4)	$—	$—
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

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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
A copy of the Insider Trading Policy has been filed herewith as Exhibit 11.1.

ITEM 16K.  CYBERSECURITY
Description of Processes for Assessing, Identifying and Managing Cybersecurity Risks
The Company has a cybersecurity program, which uses technology and Governance, Risk, and Compliance processes to help mitigate cybersecurity risks, with our management team working to monitor, assess, identify, and respond to potential cybersecurity incidents that threaten the Company. The program also focuses on security awareness and training for employees and contractors with access to Company facilities or systems. Cybersecurity risks for the Company include financial loss, loss of data, and business interruption. The Company maintains technology and non-technology based system controls, cybersecurity insurance, a robust backup program, and disaster recovery testing to mitigate these risks.
The company has implemented a comprehensive cybersecurity risk management program to identify, assess, and manage material risks from cybersecurity threats. This program is integrated into our overall enterprise risk management framework and includes the following key components:
1Risk Assessment Process: We conduct regular cybersecurity risk assessments using industry-standard frameworks such as NIST CSF and CIS. These assessments help us identify potential vulnerabilities and prioritize our mitigation efforts.
2Threat Detection and Response: We have deployed advanced threat detection technologies and maintain an incident response plan that is regularly tested and updated.
3Third-Party Risk Management: We assess and monitor the cybersecurity practices of our key vendors and partners to mitigate supply chain risks.
4Employee Training and Awareness: We provide ongoing cybersecurity awareness training to all employees and conduct simulated phishing exercises to reinforce best practices.
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
Management’s Role in Assessing and Managing Cybersecurity Risks
The Company’s cybersecurity risk management and strategy processes for assessing, identifying, and managing material risks from cybersecurity threats are managed by members of the Company’s management team, primarily the Chief Executive Officer and the Chief Financial Officer. Per the Company’s policies, cybersecurity incidents are to be immediately reported to the management team for resolution with outsourced IT support team. Information technology general controls, including controls to mitigate cybersecurity risks, are included with management’s testing of internal control over financial reporting. A virtual Chief Information Security Officer is in place to help lead the Company's cybersecurity program. This individual, who reports directly to the Chief Financial Officer, is well positioned, with over 25 years of experience in the field. He holds various industry-leading certifications along with a Master of Laws in cybersecurity and privacy law.
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
No Previous Material Cybersecurity Threats
We are not aware of any previous cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company. Despite the security and risk management measures that we have implemented and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, have been and are vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, misdirected wire transfers, or other malicious or criminal activities. A successful attack on our information or operational technology systems could have material consequences to the Company. While we devote resources to our security measures to protect our systems and information, these measures cannot provide absolute security. See “Item 3D. Risk Factors” for additional information about the risks to our business associated with a breach or compromise to our information technology systems. We acknowledge that cybersecurity threats are constantly evolving, and we remain vigilant in our efforts to protect our systems and data.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18. – “Financial Statements”

ITEM 18. FINANCIAL STATEMENTS

The financial statements appear on pages F-1 through F-27.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1(d)	Articles of Incorporation
1.2(d)	By-laws

Description of Securities
2.1	Description of Securities Registered Under Section 12 of the Exchange Act

Material Contracts
4.1(b)*	Employment Agreement, dated August 1, 2013 between Oncolytics Biotech Inc. and its Director, Manufacturing and Engineering, Allison Hagerman
4.2(a)#	License, development, supply and distribution agreement with Adlai Nortye Biopharma Co., Ltd dated November 14, 2017
4.3(b)*	Amending Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.4(b)*	Executive Employment Agreement, dated January 1, 2019 between Oncolytics Biotech Inc. and its Chief Financial Officer, Kirk Look
4.5(c)*	Employment Agreement, dated August 3, 2020 between Oncolytics Biotech (U.S.) Inc. and its Global Head of Clinical Development and Operations, Thomas C. Heineman
4.6(d)*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech Inc. and its Vice President, Product Development, Allison Hagerman
4.7(d)*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech (U.S.) Inc. and its Chief Medical Officer, Thomas C. Heineman
4.8(e)*	Employment Agreement, dated September 1, 2020 between Oncolytics Biotech (U.S.) Inc. and its Executive Director, Clinical Operations, Amy Goodowitz Levin
4.9(e)*	Amending Agreement, dated January 1, 2023 between Oncolytics Biotech (U.S.) Inc. and its Vice President, Clinical Operations, Amy Goodowitz Levin

Subsidiaries
8.0	List of subsidiaries

Certifications
12.1	Certificate of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
11.1(e)	Insider Trading Policy
15.1	The Registrant's Management's Discussion and Analysis for the Year Ended December 31, 2024
15.2	Consent of Ernst & Young LLP
97.1(e)	Clawback Policy

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Scheme Presentation Linkbase.
104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

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
(e) Previously filed with the SEC on Form 20-F dated March 12, 2024, and incorporated by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 7, 2025

ONCOLYTICS BIOTECH INC.

/s/Wayne Pisano	/s/Kirk Look
Wayne Pisano	Kirk Look, CA
Interim Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Oncolytics Biotech® Inc.
For the year ended December 31, 2024

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

Ernst & Young LLP, an independent firm of Chartered Professional Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinion on the following:
–Company's consolidated financial statements as at and for the year ended December 31, 2024; and
–the effectiveness of the Company's internal control over financial reporting as at December 31, 2024.

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

/s/Wayne Pisano	/s/Kirk Look

Wayne Pisano	Kirk Look, CA
Interim Chief Executive Officer	Chief Financial Officer

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

3.Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2024, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2024. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.The effectiveness of the Company’s internal control over financial reporting as at December 31, 2024, has been audited by Ernst & Young, independent auditor, as stated in their report which appears herein.

/s/Wayne Pisano	/s/Kirk Look

Wayne Pisano	Kirk Look, CA
Interim Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Oncolytics Biotech Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 6, 2025 expressed an unqualified opinion thereon.
The Company’s ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
/s/ Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company's auditor since 1999.

Calgary, Canada
March 6, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Oncolytics Biotech Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Oncolytics Biotech Inc. as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated March 6, 2025 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.
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

/s/ Ernst & Young LLP
Chartered Professional Accountants

Calgary, Canada
March 6, 2025

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of Canadian dollars, except share amounts)

As at December 31,	2024	2023
Assets
Current assets
Cash and cash equivalents	$15,942	$34,912
Other receivables	68	15
Prepaid expenses	1,885	3,246
Warrant derivative (notes 9, 17)	980	—
Total current assets	18,875	38,173
Property and equipment (note 6)	411	282
Right-of-use assets (note 8)	901	365
Total assets	$20,187	$38,820
Liabilities And Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 7)	$4,792	$3,572
Other liabilities (note 5)	1,618	332
Lease liabilities (note 8)	277	133
Warrant derivative (notes 9, 17)	—	200
Total current liabilities	6,687	4,237
Contract liability (note 13)	6,730	6,730
Lease liabilities (note 8)	787	290
Total liabilities	14,204	11,257
Commitments and contingencies (note 14)
Shareholders’ equity
Share capital (note 10) Authorized: unlimited Issued: December 31, 2024 – 80,020,131 December 31, 2023 – 74,423,960	438,193	430,906
Contributed surplus (note 11)	44,542	42,116
Accumulated other comprehensive income	961	544
Accumulated deficit	(477,713)	(446,003)
Total shareholders’ equity	5,983	27,563
Total liabilities and shareholders' equity	$20,187	$38,820
See accompanying notes

On behalf of the Board:
/s/Angela Holtham	/s/Deborah M. Brown
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(in thousands of Canadian dollars, except share amounts)

For the years ended December 31,	2024	2023	2022
Expenses
Research and development (note 20)	$21,647	$17,709	$15,432
General and administrative (note 20)	13,335	16,082	11,492
Loss before the following	(34,982)	(33,791)	(26,924)
Change in fair value of warrant derivative (notes 9, 17)	1,242	5,285	(20)
Foreign exchange gain (loss)	961	(475)	1,665
Interest income, net	1,199	1,326	528
Loss before income taxes	(31,580)	(27,655)	(24,751)
Income tax expense (note 15)	(130)	(97)	(84)
Net loss	(31,710)	(27,752)	(24,835)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	417	(118)	274
Comprehensive loss	$(31,293)	$(27,870)	$(24,561)

Basic and diluted loss per common share (note 12)	$(0.41)	$(0.41)	$(0.43)
Weighted average number of shares (basic and diluted) (note 12)	76,482,914	67,624,036	58,029,745
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2021	$391,348	$3,618	$34,161	$388	$(393,416)	$36,099
Net loss and other comprehensive loss	—	—	—	274	(24,835)	(24,561)
Issued pursuant to stock option plan (note 11)	20	—	(8)	—	—	12
Issued pursuant to incentive share award plan (note 11)	98	—	(98)	—	—	—
Expiry of equity warrant agreement	—	(3,618)	3,618	—	—	—
Issued pursuant to "At the Market" Agreement (note 10)	13,338	—	—	—	—	13,338
Share issue costs (note 10)	(764)	—	—	—	—	(764)
Share-based compensation expense (note 11)	—	—	2,378	—	—	2,378
As at December 31, 2022	$404,040	$—	$40,051	$662	$(418,251)	$26,502
Net loss and other comprehensive income	—	—	—	(118)	(27,752)	(27,870)
Issued pursuant to stock option plan (note 11)	1,271	—	(490)	—	—	781
Issued pursuant to "At the Market" Agreement (note 10)	10,676	—	—	—	—	10,676
Issued pursuant to public offering (note 10)	17,724	—	638	—	—	18,362
Share issue costs (note 10)	(2,805)	—	—	—	—	(2,805)
Share-based compensation expense (note 11)	—	—	1,917	—	—	1,917
As at December 31, 2023	$430,906	$—	$42,116	$544	$(446,003)	$27,563
Net loss and other comprehensive income	—	—	—	417	(31,710)	(31,293)
Issued pursuant to incentive share award plan (note 11)	297	—	(297)	—	—	—
Issued pursuant to warrant derivative exercised (notes 9, 10)	71	—	—	—	—	71
Issued pursuant to "At the Market" Agreement (note 10)	7,670	—	—	—	—	7,670
Share issue costs (note 10)	(751)	—	—	—	—	(751)
Share-based compensation expense (note 11)	—	—	2,723	—	—	2,723
As at December 31, 2024	$438,193	$—	$44,542	$961	$(477,713)	$5,983
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

For the years ended December 31,	2024	2023	2022
Operating Activities
Net loss for the year	$(31,710)	$(27,752)	$(24,835)
Depreciation - property and equipment (notes 6, 20)	120	81	93
Depreciation - right-of-use assets (notes 8, 20)	304	322	299
Share-based compensation expense (notes 11, 20, 22)	2,723	1,917	2,378
Compensation warrant expenses (note 11)	—	151	—
Interest expense (income), net	139	71	(76)
Unrealized foreign exchange (gain) loss	(838)	282	(1,625)
Change in fair value of warrant derivative (notes 9, 17)	(1,242)	(5,285)	20
Net change in non-cash working capital (note 18)	3,538	1,765	391
Cash used in operating activities	(26,966)	(28,448)	(23,355)
Investing Activities
Acquisition of marketable securities	—	—	(20,348)
Maturities of marketable securities	—	20,230	—
Acquisition of property and equipment (note 6)	(239)	(8)	(55)
Cash (used in) provided by investing activities	(239)	20,222	(20,403)
Financing Activities
Proceeds from exercise of stock options (note 11)	—	781	12
Proceeds from exercise of warrant derivative (note 9)	65	—	—
Proceeds from "At the Market" equity distribution agreement (note 10)	6,919	10,261	12,574
Proceeds from public offering (note 10)	—	21,359	—
Payment of lease liabilities (note 8)	(348)	(407)	(381)
Cash provided by financing activities	6,636	31,994	12,205
(Decrease) increase in cash and cash equivalents	(20,569)	23,768	(31,553)
Cash and cash equivalents, beginning of year	34,912	11,666	41,262
Impact of foreign exchange on cash and cash equivalents	1,599	(522)	1,957
Cash and cash equivalents, end of year	$15,942	$34,912	$11,666
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 1: Nature of Operations and Going Concern
Oncolytics Biotech Inc. was incorporated on April 2, 1998, under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue S.W., Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) advanced and metastatic breast cancer and metastatic pancreatic ductal adenocarcinoma to registration-enabled clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at December 31, 2024, we had an accumulated deficit of $477,713. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options.
Going concern
Management assesses our ability to continue as a going concern when preparing our consolidated financial statements. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. As at December 31, 2024, we had cash and cash equivalents of $15,942. Subsequent to December 31, 2024, we further raised net proceeds of $6,041 (see note 23). Without raising additional funding or reducing or eliminating our planned expenditures, we estimated our cash and cash equivalents to fund our operations into the third quarter of 2025. Factors that will affect our anticipated cash needs for the next twelve months include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.
Our ability to continue as a going concern is dependent upon raising additional financing through equity or strategic collaborations and transactions. We plan on raising additional funds through the sale of our common shares or other capital resources, such as collaborations and debt, to fund our ongoing operations. However, given the difficulty for micro-cap market capitalization companies to raise significant capital and the matter in note 23(b), there can be no assurance that additional liquidity will be available under acceptable terms or at all. Furthermore, if we are unable to obtain additional financing when required, there can be no assurance that we will be able to sufficiently reduce or eliminate our planned expenditures to extend our operating runway. These material uncertainties raise substantial doubt on our ability to continue as a going concern and meet our obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to a going concern. However, the use of the going concern assumption on which these consolidated financial statements are prepared may not be appropriate based on the factors described above.
These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 2: Basis of Presentation
Statement of compliance
These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").
Our consolidated financial statements for the year ended December 31, 2024, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 6, 2025.
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
Cash and cash equivalents
Cash equivalents include interest-bearing deposits with our bank totaling $12,312 as at December 31, 2024 (December 31, 2023 - $31,534).
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

The classification and measurement of our cash and cash equivalents and other receivables are financial assets at amortized cost, as these assets are held within our business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion.
Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost or FVPL. The classification and measurement of our accounts payable and accrued liabilities and other liabilities are financial liabilities at amortized cost. The classification and measurement of the warrant derivative is financial liabilities at FVPL.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

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
Adoption of New Accounting Standards
IAS 1 Classification of Liabilities as Current or Non-Current
In October 2022, the IASB issued amendments to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. This is in addition to the amendment from January 2020 where the IASB issued amendments to IAS 1 Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date. These amendments specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months, provided that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability and clarify when a liability is considered settled. The amendments became effective on January 1, 2024. Adopting the amendments did not have a material impact on our consolidated financial statements.
Accounting Standards and Interpretations Issued but Not Yet Effective
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Narrow scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements previously included within IAS 1 have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which has also been renamed IAS 8 Basis of Preparation of Financial Statements. IAS 34 Interim Financial Reporting has also been amended to require disclosure of management-defined performance measures. IFRS 18 and the amendments to the other standards are effective for annual periods beginning on or after January 1, 2027, with early application permitted. IFRS 18 applies retrospectively to both annual and interim financial statements. We are assessing the impact of adopting this standard on our consolidated financial statements.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 4: Significant Judgments, Estimates, and Assumptions
The preparation of our consolidated financial statements in conformity with IFRS requires us to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amount, and disclosures in our consolidated financial statements and accompanying notes. Management makes estimates based on our best knowledge of current events and actions that the Company may undertake in the future. We consider the potential impact of certain external factors outside of our control, including global political conflicts, supply chain disruptions, inflation, fluctuating interest rates, and liquidity, when making certain estimates and judgments relating to the preparation of these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Actual results could differ from these estimates, and such differences could be material.
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
Valuation of share-based compensation
Estimating the fair value of share-based compensation requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life, volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value of share-based compensation are disclosed in note 11.
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

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

Note 5: Other Liabilities
In 2023, we were selected by the Pancreatic Cancer Action Network (PanCAN) as the recipient of its Therapeutic Accelerator Award to conduct a clinical trial with pelareorep in combination with modified FOLFIRINOX chemotherapy with or without an immune checkpoint inhibitor in pancreatic cancer patients. Under the terms of the award agreement, we are entitled to receive up to US$5 million in funding for eligible research expenses, and we must comply with the conditions set out with the award agreement, including providing periodic performance progress reports. As at December 31, 2024, we recorded US$1,125 ($1,618) (December 31, 2023 - US$225 ($298)) in other liabilities representing unapplied funding received from PanCAN.

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Equipment and Furniture	Leasehold Improvements	Total
Cost
As at December 31, 2022	$62	$429	$248	$231	$970
Additions, net of foreign exchange impact	—	7	—	—	7
As at December 31, 2023	62	436	248	231	977
Additions	—	71	168	—	239
Disposals, net of foreign exchange impact	(59)	(43)	(24)	(47)	(173)
As at December 31, 2024	$3	$464	$392	$184	$1,043

Amortization
As at December 31, 2022	$53	$321	$92	$148	$614
Depreciation expense	2	30	28	21	81
As at December 31, 2023	55	351	120	169	695
Depreciation expense	1	35	45	21	102
Disposals, net of foreign exchange impact	(54)	(41)	(23)	(47)	(165)
As at December 31, 2024	$2	$345	$142	$143	$632

Net book value
As at December 31, 2023	7	85	128	62	282
As at December 31, 2024	$1	$119	$250	$41	$411
For the year ended December 31, 2024, we incurred losses on disposal of property and equipment of $18, which was included in depreciation expense on our consolidated statement of cash flows.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 7: Accounts payable and accrued liabilities

	December 31, 2024	December 31, 2023
Trade payables	$1,087	$1,082
Accrued liabilities	3,705	2,490
	$4,792	$3,572

Note 8: Leases

We have office space leases with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we have committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.
During the year ended December 31, 2024, we recorded an addition of $794 to the right-of-use asset and $785 to the lease liabilities relating to one of our subsidiaries' office leases.
The following table summarizes our right-of-use assets activity for the years ended December 31:

	2024	2023
As at beginning of year	$365	$296
Additions	794	392
Depreciation expense	(304)	(322)
Foreign exchange impact	46	(1)
As at end of year	$901	$365

The following table summarizes our lease liabilities activity for the years ended December 31:

	2024	2023
As at beginning of year	$423	$373
Additions	785	392
Payment of lease liabilities	(348)	(407)
Interest expense on lease liabilities	139	71
Foreign exchange impact	65	(6)
As at end of year	$1,064	$423

Our total undiscounted lease liabilities as at December 31, 2024 was as follows:

December 31, 2024
Less than one year	$418
One to five years	995
More than five years	—
Total undiscounted lease liabilities	$1,413

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
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
Changes in the value of our warrant derivative were as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2022	64,035	$79
Issued pursuant to public offering	7,667,050	7,360
Discount on warrants issued	—	(1,822)
Amortization of discount on warrants issued	—	146
Change in fair value	—	(5,431)
Foreign exchange impact	—	(132)
As at December 31, 2023	7,731,085	$200
Exercised	(52,456)	(6)
Expired	(11,579)	(1)
Amortization of discount on warrants issued	—	365
Change in fair value	—	(1,605)
Foreign exchange impact	—	67
As at December 31, 2024	7,667,050	$(980)
The following table summarizes our outstanding warrant derivative as at December 31, 2024:

Exercise price	Issuance date	Expiry date	Number of Warrants Outstanding
US$2.81	August 8, 2023	August 8, 2028	6,667,000
US$2.81	September 7, 2023	August 8, 2028	1,000,050
			7,667,050
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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

expected life of the warrants and recorded under change in fair value of warrant derivative on our consolidated statement of loss and comprehensive loss.
At December 31, 2024, as the unamortized discount balance was greater than the fair value of the warrant derivative liability, the net balance was presented as an asset on our consolidated statement of financial position.
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
The estimated fair value of the warrant derivative with an exercise price of US$2.81 was determined using the following assumptions:

	December 31, 2024	December 31, 2023
Underlying share price	US$0.92	US$1.35
Risk-free interest rate	2.9%	3.2%
Expected life	3.6 years	4.6 years
Expected volatility	36.5%	36.5%
Expected dividend yield	Nil	Nil
Fair value per warrant	US$0.03	US$0.18
Note 10: Share Capital
Authorized:
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2021	55,043,789	$391,348
Issued pursuant to stock option plan	8,333	20
Issued pursuant to incentive share award plan	40,560	98
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(b)	6,235,232	13,338
Share issue costs	—	(764)
As at December 31, 2022	61,327,914	$404,040
Issued pursuant to stock option plan	450,391	1,271
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)	4,978,605	10,676
Issued pursuant to public offering(c)	7,667,050	17,724
Share issue costs	—	(2,805)
As at December 31, 2023	74,423,960	$430,906
Issued pursuant to incentive share award plan	133,572	297
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)(d)	5,410,143	7,670
Issued pursuant to warrant derivative exercised(e)	52,456	71
Share issue costs	—	(751)
As at December 31, 2024	80,020,131	$438,193
(a)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement was terminated on June 16, 2022. During the year ended December 31, 2022, we sold 2,719,770 common shares for gross proceeds of

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

$5,744 (US$4,560) at an average price of $2.11 (US$1.68). We received proceeds of $5,572 (US$4,423) after commissions of $172 (US$137). In total, we incurred share issue costs (including commissions) of $209.
(b)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement was terminated on July 17, 2024. During the year ended December 31, 2024, we sold 2,560,933 (2023 - 4,978,605; 2022 - 3,515,462) common shares for gross proceeds of $4,016 (US$2,964) (2023 - $10,676 (US$7,904); 2022 - $7,594 (US$5,632)) at an average price of $1.57 (US$1.16) (2023 - $2.14 (US$1.59); 2022 - $2.16 (US$1.60)). We received proceeds of $3,895 (US$2,875) (2023 - $10,356 (US$7,667); 2022 - $7,366 (US$5,463)) after commissions of $121 (US$89) (2023 - $320 (US$237); 2022 - $228 (US$169)). In total, we incurred share issue costs (including commissions) of $187 (2023 - $415; 2022 - $555).
(c)On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one warrant, which were immediately separable and issued separately in this offering. These warrants were classified as a financial liability (see note 9). Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. In consideration of the services rendered by the underwriter, we issued 536,693 compensation warrants (see note 11). In total, we incurred transaction costs of $3,130 (including a fair value of $638 (US$473) for the compensation warrants), of which $2,390 were allocated to share issue costs and $740 were allocated to operating expenses, based on the relative fair values of the common share and warrant of each unit.
(d)On August 2, 2024, we entered into an ATM equity distribution agreement with Cantor Fitzgerald & Co. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$50,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the year ended December 31, 2024, we sold 2,849,210 common shares for gross proceeds of $3,654 (US$2,562) at an average price of $1.28 (US$0.90). We received proceeds of $3,544 (US$2,485) after commissions of $110 (US$77). In total, we incurred share issue costs (including commissions) of $564.
(e)On August 16, 2019, pursuant to an underwritten public offering, we issued units consisting of common shares and warrants. During the year ended December 31, 2024, 52,456 warrants with a fair value of $6 were exercised for gross proceeds of $65 (US$47). During the years ended December 31, 2023 and 2022, no warrants were exercised.
Note 11: Share-Based Compensation
Stock options and share awards
(a)Our amended and restated Stock Option Plan and Share Award Plan (collectively, the "Equity Incentive Plans") were approved by our shareholders at the annual general meeting of shareholders on May 9, 2023. Pursuant to our Equity Incentive Plans, we may grant stock options, restricted share awards, and performance share awards. The number of common shares reserved for issuance under our Equity Incentive Plans in aggregate shall not exceed 14% of the total number of issued and outstanding common shares from time to time. As at December 31, 2024, we reserved 11,202,818 common shares for issuance relating to our Equity Incentive Plans. Our share-based compensation expense for the year ended December 31, 2024, was $2,723 (2023 - $1,917; 2022 - $2,378).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

(b)Our stock option activity for the years ended December 31 was as follows:

	2024		2023		2022
	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $
Outstanding, beginning of year	7,063,333	2.72	5,963,185	2.91	5,334,420	3.53
Granted	2,016,800	1.22	2,145,400	2.23	1,005,000	2.04
Forfeited	(175,534)	2.46	(280,288)	2.86	(62,962)	3.83
Expired	(2,028,254)	3.22	(314,573)	4.17	(304,940)	10.80
Exercised	—	—	(450,391)	1.74	(8,333)	1.45
Outstanding, end of year	6,876,345	2.14	7,063,333	2.72	5,963,185	2.91
Exercisable, end of year	4,718,058	2.43	5,039,604	2.85	4,420,482	3.01
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2024:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.13 - $1.50	1,799,300	4.6	1.14	637,257	1.13
$1.51 - $2.20	2,232,850	3.3	1.88	1,434,792	1.94
$2.21 - $2.70	699,689	1.9	2.36	699,689	2.36
$2.71 - $3.11	940,800	3.2	2.78	742,614	2.78
$3.12 - $7.60	1,203,706	1.2	3.51	1,203,706	3.51
	6,876,345	3.1	2.14	4,718,058	2.43
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
The estimated fair value of stock options granted during the years ended December 31 were determined using the following weighted average assumptions:

	2024	2023	2022
Risk-free interest rate	3.1%	4.1%	3.4%
Expected life	3.0 years	3.0 years	3.0 years
Expected volatility	66.4%	72.0%	96.0%
Expected dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.57	$1.12	$1.24

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

(c)Our share award activity for the years ended December 31 was as follows:

	2024	2023	2022
Outstanding, beginning of year	398,440	—	40,560
Granted(1)	853,642	403,200	—
Forfeited	—	(4,760)	—
Released	(133,572)	—	(40,560)
Outstanding, end of year	1,118,510	398,440	—
(1) The weighted average fair value of the RSAs granted was $1.15 in 2024 (2023 - $2.23).
During the years ended December 31, 2024 and 2023, we granted restricted share awards to officers and a board of director member in his capacity as interim chief executive officer of the Company. Restricted share award granted to officers vest immediately or over a three-year period. Restricted share award granted to the board of director member vest on the second anniversary from the grant date.
Compensation warrants
In consideration of the services rendered by the underwriter as part of a public offering in 2023 (see note 10(c)), we issued 536,693 compensation warrants. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months from the date of issuance. At issuance date, we used the Black-Scholes valuation model to estimate the fair value of the services rendered. As at December 31, 2024 and 2023, there were 536,693 compensation warrants outstanding.

Note 12: Loss Per Share

Loss per common share is calculated by dividing net loss for the year by the weighted average number of common shares outstanding for the year ended December 31, 2024, of 76,482,914 (2023 - 67,624,036; 2022 - 58,029,745). The effect of any potential exercise of our stock options, share awards, and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

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
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2024	2023
Balance, beginning of year	$6,730	$6,730
Revenue recognized	—	—
Balance, end of year	$6,730	$6,730

Note 14: Commitments and Contingencies

We are committed to payments of approximately $7,793 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next two years. Approximately one-third of the committed payments relate to a production service agreement with our primary toll manufacturer, which cannot be canceled without a significant penalty. We are able to cancel most of the remaining agreements with notice.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

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

Note 15: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2024	2023	2022
Loss before income taxes	$(31,580)	$(27,655)	$(24,751)
Statutory Canadian corporate tax rate	23.00%	23.00%	23.00%
Anticipated tax recovery	(7,263)	(6,361)	(5,693)
Difference in tax rates	3,323	2,841	3,552
Share-based compensation expense	668	441	547
Revaluation of tax balances	(639)	2	(338)
Impact of Barbados rate change	—	(9,088)	—
Other permanent differences	94	325	(368)
Expiry of tax benefits	1,804	3,382	1,614
Change in fair value of warrant derivative	(286)	(1,215)	5
Provision to offset deferred tax asset	2,429	9,770	765
Current income taxes	$130	$97	$84

At December 31, 2024, we have non-capital losses of $117,096 and $145,104 in Canada and Barbados, respectively (December 31, 2023 - $110,450 and $129,884, respectively). These losses are expected to expire between 2025 and 2044, if not utilized. At December 31, 2024, we have Canadian investment tax credits of $3,839 (December 31, 2023 - $4,056) that are expected to expire between 2025 and 2044, if not utilized. As well, we have unclaimed Canadian scientific research and experimental development expenditures available to reduce future years' taxable income of $28,470 (December 31, 2023 - $28,376). We also have unclaimed U.S. credits for research activities available to reduce future years' taxable income of $1,313 (December 31, 2023 - $1,232) expiring between 2031 and 2044. We have not recorded the potential benefits of these tax pools in these consolidated financial statements.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available to utilize the deductible temporary differences. The components of our unrecognized deferred tax asset are as follows:

	2024	2023	2022
Non-capital losses carried forward	$40,078	$37,174	$26,726
Scientific research and experimental development	7,861	7,742	7,648
Investment tax credits	2,956	3,123	3,363
Property and equipment	453	382	366
Share issue costs	666	833	518
Net capital losses carried forward	6	6	6
Unrecognized deferred tax asset	$52,020	$49,260	$38,627

The Company currently files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. Management is not aware of any material income tax examinations currently in progress by any taxing jurisdiction.

Note 16: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. See note 1 for the discussion on our ability to continue as a going concern. We include shareholders' equity and cash and cash equivalents in the definition of capital.

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$15,942	$34,912
Shareholders' equity	$5,983	$27,563
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
On July 19, 2024, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150 million of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. The Base Shelf will be effective until August 19, 2026. Under the Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be performed from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Renewing our Base Shelf provides additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

prepared to invest in the Company. Funds received from using our Base Shelf would be used in line with our Board approved budget and multi-year plan.
Our Base Shelf allowed us to enter into our ATM equity distribution agreement (see note 10). We plan on using this equity arrangement to assist us in achieving our capital objectives. This arrangement provided us with the opportunity to raise capital and better manage our cash resources.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2024.

Note 17: Financial Instruments

Fair value of financial instruments

As at December 31, 2024, and December 31, 2023, the carrying amount of our cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and other liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at December 31, 2024, the fair value of our warrant derivative was presented as an asset of $980 (December 31, 2023 - liability of $200) (see note 9).
Financial risk management

Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. As at December 31, 2024, we were exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
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
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. For the year ended December 31, 2024, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and Euro as a portion of our financial assets and liabilities were denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our comprehensive loss for the year ended December 31, 2024, by approximately $34 (December 31, 2023 - decreased by approximately $139). The impact of a $0.01 increase in the value of the Euro against the Canadian dollar would have increased our comprehensive loss for the year ended December 31, 2024, by approximately $30 (December 31, 2023 - $15).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Significant balances denominated in U.S. dollars were as follows:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$9,534	$24,294
Accounts payable and accrued liabilities	(1,722)	(1,476)
Other liabilities	(1,125)	(251)
	$6,687	$22,567
Significant balances denominated in Euros were as follows:

	December 31, 2024	December 31, 2023
Accounts payable and accrued liabilities	$(1,114)	$(673)
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable and accrued liabilities.
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. See note 1 for the discussion on our ability to continue as a going concern. We manage liquidity risk by managing our capital structure as outlined in note 16. Accounts payable and accrued liabilities are all due within the current operating period. Other liabilities associated with funding received from PanCAN (see note 5) are expected to be applied within the current operating period. See note 8 for a maturity analysis of our lease liabilities.

Note 18: Additional Cash Flow Disclosures
Net Change In Non-Cash Working Capital

	2024	2023	2022
Change in:
Other receivables	$(53)	$506	$345
Prepaid expenses	1,361	777	(1,247)
Accounts payable and accrued liabilities	1,220	(78)	1,662
Other liabilities	1,286	332	(352)
Non-cash impact of foreign exchange	(276)	228	(17)
Change in non-cash working capital related to operating activities	$3,538	$1,765	$391

Other Cash Flow Disclosures

	2024	2023	2022
Cash interest received	$1,339	$1,554	$452
Cash taxes paid	$184	$120	$46

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

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 20: Components of Expenses

	2024	2023	2022
Research and development expenses
Clinical trial expenses	$5,463	$3,675	$4,970
Manufacturing & related process development expenses	8,267	5,789	2,148
Intellectual property expenses	433	397	544
Translational science expenses	101	—	264
Personnel-related expenses	5,451	6,324	6,023
Share-based compensation expense	1,717	1,305	1,371
Other expenses	215	219	112
	$21,647	$17,709	$15,432

General and administrative expenses
Public company-related expenses	$8,565	$11,278	$6,790
Personnel-related expenses	2,848	3,332	2,870
Office expenses	492	457	433
Share-based compensation expense	1,006	612	1,007
Depreciation - property and equipment	120	81	93
Depreciation - right-of-use assets	304	322	299
	$13,335	$16,082	$11,492
For the year ended December 31, 2024, our research and development personnel-related expenses included employee compensation and benefits of $5,328 (2023 - $6,324; 2022 - $5,983).
For the year ended December 31, 2024, our general and administrative office expenses included employee compensation and benefits of $2,650 (2023 - $3,332; 2022 - $2,870).

Note 21: Segment Disclosures
Our operations have one reportable segment engaged in the research and development and commercialization of oncology treatments, which is consistent with the way we report information to our chief decision maker and Board of Directors.
The following geographic information reflects non-current assets by location:

Property and equipment	December 31, 2024	December 31, 2023
Canada	$203	$246
Rest of world	208	36
	$411	$282

Right-of-use-assets	December 31, 2024	December 31, 2023
Canada	$74	$111
Rest of world	827	254
	$901	$365

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 22: Related Party Transactions
Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling our activities as a whole. We have determined that key management personnel comprise the Board of Directors, Executive Officers, President, and Vice Presidents.

	2024	2023	2022
Short-term employee compensation and benefits	$4,267	$4,870	$4,308
Termination benefits	—	319	—
Share-based compensation expense	2,349	1,496	1,615
	$6,616	$6,685	$5,923

Note 23: Subsequent Events
(a)From January 1, 2025, to March 6, 2025, we sold 5,302,950 shares for gross proceeds of $6,228 (US$4,327) at an average price of $1.17 (US$0.82). We received proceeds of $6,041 (US$4,197), after commissions of $187 (US$130).
(b)On February 13, 2025, we received a delinquency notification letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") indicating that, for the prior 30 consecutive business days, the closing bid price for our ordinary shares listed on the Nasdaq Capital Market was below the minimum $1.00 per share required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Notice provides that we have a period of 180 calendar days from the date of the Notice, or until August 12, 2025, to regain compliance with the minimum bid price requirement. The receipt of the Notice has no immediate effect on our business operations or the listing of our ordinary shares, which will continue to trade uninterrupted on the Nasdaq under the ticker "ONCY." If at any time before August 12, 2025, the bid price of our ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to us. In the event that we do not regain compliance by August 12, 2025, we may be eligible for additional time to regain compliance. To qualify, we would be required to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except for the minimum bid price requirement. In addition, we would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period.
(c)In early 2025, the President of the United States issued executive orders directing the United States to impose new tariffs on imports originating from Canada, Mexico, and China. The impacts of these tariffs on our operations remain uncertain. New or increased tariffs, export controls, or other measures discouraging contracts with Chinese companies could materially impact our supply chain and manufacturing costs and our licensing agreement with Adlai. We are assessing the direct and indirect impacts of such trade protectionist measures to our operations as this situation develops.